Form 20-F
period 2008-12-31
China Sunergy Co., Ltd.
filed 2009-06-26
CIK 1396247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008.
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
Nanjing, Jiangsu 211100, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing six ordinary shares, par value $0.0001 per share	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

267,766,443 ordinary shares, par value $0.0001 per share, as of December 31, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☐    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐
Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:
U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐
Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☒
If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

TABLE OF CONTENTS

INTRODUCTION

In this annual report, except where the context otherwise requires:

•	“we,” “us,” “our company,” “our,” “Sunergy” and “China Sunergy” refer to China Sunergy Co., Ltd., its predecessor entities and its subsidiaries;

•
“shares” or “ordinary shares” refers to our ordinary shares, “ADSs” refers to our American depositary shares, each of which represents six ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•
“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

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

•
“Matrix cell” previously named as passivated emitter and rear cell, refers to a solar cell that uses oxide on its front and rear surfaces, and that makes contact with metal at the rear surface only at certain regions;

•	“selective emitter cell” refers to a solar cell in which the regions under its front metal contact and the rest of the front surface areas are separately diffused and optimized;

•
“HP solar cell” refers to a more efficient version of our standard P-type cell, the conversion efficiency rate of which may generally be higher than that of standard P-type solar cell as a result of an enhanced production process used; and

•
when calculating our manufacturing or production capacity of solar cells, we have assumed that all products will be made using 156-millimeter monocrystalline silicon wafers, even though we currently use and expect to continue to use a mixture of monocrystalline and multicrystalline silicon wafers, each in sizes of 125-millimeter and 156-millimeter; to the extent we use smaller wafers or multicrystalline wafers, our actual production will be less than our capacity.

Our financial statements are expressed in the U.S. dollar, which is the reporting and functional currency of China Sunergy Co., Ltd. However, a major portion of the revenues and expenses of our consolidated operating subsidiary is denominated in Renminbi. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this report, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.8225 to $1.00, the noon buying rate in effect as of December 31, 2008. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Renminbi, at any particular rate, or at all. On June 19, 2009 the noon buying rate was RMB6.8360 to $1.00.

We completed our initial public offering of 9,775,000 ADSs on May 22, 2007. On May 17, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “CSUN.” On July 1, 2008, we completed an offering of $54.5 million principal amount of 4.75% convertible senior notes due June 2013 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. Concurrently with the note offering, we also registered the offering of 4,431,000 ADSs, which we loaned to an affiliate of the initial purchaser of the notes, who in turn sold the borrowed ADSs in the offering. We did not receive any proceeds from the offering of the borrowed ADSs, but have received a nominal lending fee from the ADS borrower.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements relate to events involving known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of Section 27A of the Securities Exchange Act of 1934, or Exchange Act. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, and other similar statements), you must remember that our expectations may not materialize, even though we believe that they are reasonable.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events affecting our results may occur.

We caution you not to place undue reliance on forward-looking statements. You should read these statements in conjunction with the risk factors disclosed in Item 3 of this annual report, “Key Information—Risk Factors.” We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

I.	PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.           Selected Financial Data

The following table presents our selected consolidated financial information. You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the three years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with those statements. Our selected consolidated statement of operations data for the period from August 2, 2004 to December 31, 2004 and the year ended December 31, 2005, and the selected consolidated balance sheet data as of December 31, 2004 and 2005, have been derived from our audited consolidated financial statements not included in this annual report.  Our audited consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	For the Period from
	August 2, 2004 (Date
	of Inception) to		For the Year Ended December 31,
	December 31, 2004		2005	2006		2007	2008
	(in thousands, except share, per share,
	operating data and percentages)

Consolidated Statement of Operations Data
Net revenues	—		$13,750	$149,521		$234,908	$350,920
Cost of revenues	—		(11,796)	(122,889)		(216,881)	(335,454)

Gross profit	—		1,954	26,632		18,027	15,466

Operating expenses:
Selling expenses	—		(38)	(1,014)		(1,644)	(3,866)
General and administrative expenses	$(953	)(1)	(1,584)	(9,901	)(2)	(13,664)	(16,779)
Research and development expenses	—		(49)	(546)		(2,555)	(1,871)

Total operating expenses	(953	)(1)	(1,671)	(11,461	)(2)	(17,863)	(22,516)
Income (loss) from operations	(953)		283	15,171		164	(7,050)
Net income (loss)	$(959)		$(307)	$11,814		$(4,855)	$(22,938)

Dividend on Series A redeemable convertible preferred shares	—		—	(13,377	)(3)	(155)	—
Dividend on Series B redeemable convertible preferred shares	—		—	(28,552	)(4)	(330)	—
Dividend on Series C redeemable convertible preferred shares	—		—	(7,097	)(5)	(233)	—
Net loss attributable to holders of ordinary shares	$(959)		$(307)	$(37,212)		$(5,573)	$(22,938)
Net loss per share
-Basic	$(0.01)		$(0.00)	$(0.36)		$(0.04)	$(0.10)
-Diluted	$(0.01)		$(0.00)	$(0.36)		$(0.04)	$(0.10)

	For the Period from
	August 2, 2004 (Date
	of Inception) to	For the Year Ended December 31,
	December 31, 2004	2005	2006	2007	2008
	(in thousands, except share, per share,
	operating data and percentages)

Shares used in computation
-Basic	108,000,000	108,000,000	103,583,178	185,165,757	238,079,890
-Diluted	108,000,000	108,000,000	103,583,178	185,165,757	238,079,890
Other Consolidated Financial Data
Gross margin	—	14.2%	17.8%	7.7%	4.4%
Consolidated Operating Data
Solar cells sold (in megawatts, or MW)	—	4.4	46.4	70.0	100.4
Average selling price (in $ per watt)	—	$3.10	$3.22	$2.92	$3.32

(1)	Includes a non-cash charge of $0.8 million relating to forgiveness of shareholder receivables from certain of our directors and executive officers.

(2)
Includes a non-cash charge of $3.7 million relating to the excess distribution to our president and a non-cash charge of $0.5 million relating to forgiveness of shareholder receivables from certain of our directors and executive officers.

(3)	Includes a one-time beneficial conversion feature of $13,110,400.

(4)	Includes a one-time beneficial conversion feature of $27,999,948.

(5)	Includes a one-time beneficial conversion feature of $6,941,170.

	As of December 31,
	2004	2005	2006	2007	2008

Consolidated Balance Sheet Data
Cash and cash equivalents	$1,032	$2,765	$14,750	$60,458	$94,800
Restricted cash	2,016	21,959	4,952	23,473	62,400
Inventories	30	6,647	44,331	56,092	59,125
Accounts receivable, net	—	1,705	43,048	26,817	8,906

	As of December 31,
	2004	2005	2006	2007	2008

Advances to suppliers, net	—	17,408	26,281	79,912	7,320
Amounts due from related parties	2,256	14,104	1,977	2,112	18,583
Property, plant and equipment, net	2,290	13,414	38,730	52,929	102,609
Total assets	8,602	79,307	176,327	321,144	397,725

Short-term bank borrowings	—	$21,685	$69,263	$121,841	$97,299
Accounts payable	721	3,216	11,845	7,157	29,099
Advances from customers	—	11,132	950	4,892	706
Amounts due to related parties	2,335	28,437	4	8	246
Total current liabilities	3,114	65,393	92,104	136,243	146,622
Long-term bank borrowings	1,812	8,674	—	—	—
Convertible senior notes payable	—	—	—	—	48,098
Total shareholders’ equity	3,193	5,240	22,280	183,848	174,957
Total liabilities, mezzanine equity and shareholders’ equity	8,602	79,307	176,327	321,144	397,725

Exchange Rate Information

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.8225 to $1.00, the noon buying rate in effect on December 31, 2008 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See Item 3, “Key Information—Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business” for discussions of the effects of fluctuating exchange rates. On June 19, 2009, the noon buying rate was RMB6.8360 to $1.00.

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
2004	8.2765	8.2768	8.2774	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
December 2008	6.8225	6.8539	6.8842	6.8225
2009
January 2009	6.8392	6.8360	6.8403	6.8225
February 2009	6.8395	6.8363	6.8470	6.8241
March 2009	6.8329	6.8360	6.8438	6.8240
April 2009	6.8180	6.8304	6.8361	6.8180
May 2009	6.8278	6.8235	6.8326	6.8176
June 2009 (through June 19, 2009)	6.8360	6.8337	6.8371	6.8264

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.           Capitalization and Indebtedness

Not Applicable.

C.           Reasons for the Offer and Use of Proceeds

Not Applicable.

D.           Risk Factors

Risks Related to Our Company and Our Industry

Current economic and credit environment may adversely affect the demand for our products.

The demand for solar power products is influenced by macroeconomic factors, such as the supply and price of other energy products, as well as government regulations and policies concerning the electric utility industry. The global financial markets have experienced significant disruptions recently, and most of the world’s major economies have entered into recession. The global economic downturn could result in weakened market demand for products that require significant initial capital expenditures, including solar power products. For example, recent economic recession in several key solar power markets could result in slower investments in new installation projects that make use of solar power products. Existing projects may also be delayed as a result of the credit and other disruptions. The unfavorable credit environment, which affects the ability of sponsors to obtain financing for their projects, has also contributed to the slowdown of the large solar project market segments. Furthermore, a decrease in the price of other energy products, such as oil, coal and natural gas, may reduce the urgency of the market to invest in alternative energy. These macroeconomic factors have resulted in reduced demand for our solar power products, and have adversely affected our operating results.  In 2008, particularly in the fourth quarter, partly due to the impact of global financial market disruption and economic slowdown, some of our customers cancelled or delayed orders for our products. If such negative economic and market trends continue, our business and results of operations may be materially and adversely affected.

Volatile market and industry trends, in particular, the decline in demand for solar products may cause the average selling price of our products to decline, and reduce our revenues and profitability.

We are affected by solar power market and industry trends. In the fourth quarter of 2008, the global solar power industry experienced a precipitous decline in demand. During the same period, the global supply of solar products exceeded the global demand due to the excess production capacity as a result of the global economic downturn. Such oversupply of solar products contributed to the decline in the average selling price of solar cells. The average selling price per watt of our solar cells decreased from $3.22 in 2006 to $2.92 in 2007 and increased to $3.32 in 2008. The increase in 2008 was primarily due to an increase in the average selling price of our solar cells in the first three quarters of 2008, which was offset by a decrease in the average selling price of our solar cells in the fourth quarter of 2008. If demand for solar products continues to decline and the oversupply of solar products continues to exist, the average selling price of our products will be materially and adversely affected, which may reduce our revenues and profitability.

The availability and price of silicon raw materials may affect our gross margins and profitability.

Polysilicon is an essential raw material in our production of solar cells. The procurement costs of silicon wafers and other silicon-based raw materials have accounted for a substantial majority of our cost of revenues since we began our commercial production of solar cells in August 2005. The global supply of polysilicon is controlled by a limited number of producers and in the past several years there was an industry-wide shortage of polysilicon due to the growing demand for solar power products and the continuing expansion of the semiconductor industry. According to Solarbuzz LLC, or Solarbuzz, an independent solar energy research firm, the average long-term supply contract price of polysilicon increased from approximately $50-$55 per kilogram in 2006 to $60-$65 per kilogram in 2007 and further increased to $60-$75 per kilogram in 2008. In addition, according to Solarbuzz, spot prices for solar grade polysilicon were in the range of $230-$375 per kilogram for most of the first half of 2008 but rose to a peak of $400-$450 per kilogram by mid-2008. Increases in the price of polysilicon have in the past resulted in increases in the price of wafers, and these increases in the price of silicon raw materials have in the past increased our production costs and thus affected our profitability. However, in late 2008 and 2009, newly available polysilicon supply and slowed global solar power market growth have resulted in an excess supply of polysilicon, which created a downward pressure on the price of polysilicon.  According to Solarbuzz, spot prices for solar grade polysilicon decreased rapidly to $150-$300 per kilogram in the fourth quarter of 2008. We cannot assure you that the price of polysilicon will continue to decline. Given the current silicon raw materials price environment, we seek to exert greater control over incoming silicon raw materials quality while establishing stable and long-term relationships with high quality suppliers. We cannot assure you, however, that our procurement efforts will be successful in ensuring an adequate supply of silicon raw materials at viable prices to meet our solar cell production requirements, especially once the global solar power market regains its growth momentum.

We have a limited operating history and we have incurred losses in certain prior periods and may incur losses in the future.

We incurred net losses of $0.3 million, $4.9 million and $22.9 million in 2005, 2007 and 2008, respectively. We cannot assure you that we will not incur net losses in the future or that there will not be any earnings or revenue declines in any future periods. Our ability to achieve and maintain profitability depends on, among others, the growth rate of the solar power market, the continued global market acceptance of solar power products in general and our existing and future products in particular, our ability to secure quality raw materials, primarily silicon wafers, the pricing trend of solar power products, the competitiveness of our products as well as our ability to provide new products to meet the demands of our customers, our ability to achieve our manufacturing expansion plans and our ability to control our costs and expenses. We may not be able to achieve or sustain profitability on a quarterly or annual basis. Furthermore, our limited operating history may not provide a meaningful basis for evaluating our business, financial performance and prospects. Accordingly, even though we achieved growth or profitability during certain prior periods, you should not rely on our results of operations for any prior periods as an indication of our future performance. You should consider our business and prospects in light of the risks, expenses and challenges that we have as a company which has a limited operating history and is seeking to develop and manufacture new products in a rapidly evolving market.

Our dependence on a limited number of third-party suppliers for key raw materials and customized manufacturing equipment could prevent us from timely delivering our products to our customers in the required quantities, which could result in order cancellations and decreased revenue.

We purchase silicon raw materials, primarily silicon wafers, from a limited number of third-party suppliers. Our top ten suppliers supplied approximately 58.8% of the silicon raw material supplies we procured in 2008, mostly under contracts with a term of less than one year. If we fail to develop or maintain our relationships with our major suppliers, we may be unable to manufacture our products or our products may only be available at a higher cost or after a long delay, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause order cancellations and loss of market share. Historically, we encountered problems with respect to the quality of silicon raw material supplied by some of our suppliers, which resulted in lower conversion efficiencies of our solar cells. Some of our suppliers have failed to perform their delivery obligations in the past. In addition, many of our contracts do not provide for a remedy for non-delivery beyond a refund of any advance payment that we may have made, and our legal recourse in cases of non-delivery may be limited.

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

Our costs and expenses may increase as a result of entering into fixed price, firm purchase commitment arrangements  with our suppliers.

In response to the industry-wide shortage of silicon raw materials experienced during the past few years, we have purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable within a relatively small range. Beginning the fourth quarter of 2008, the price of silicon raw materials decreased precipitously because of the excess supply of silicon raw materials resulting from slower global solar power market growth. In light of such excess supply, we are seeking to re-negotiate with our long-term supply partner in regard to certain long-term supply contracts signed in 2008. We cannot assure you that we will be successful in re-negotiating or terminating existing contracts. If we fail to re-negotiate or terminate these contracts, we may be subject to contractual damages. If we pay more for supplies than the current market prices available to our competitors because of our commitments under long-term supply contracts, we may be placed at a competitive disadvantage, and our profitability could decline. In addition, if demand for our solar power products decreases and such agreements require us to purchase more silicon raw materials than are required to meet our demand, we may incur costs associated with carrying excess inventory, which may have a material adverse effect on our cash flows. To the extent we are not able to pass these increased costs and expenses on to our customers, our business, financial condition and results of operations may be materially and adversely affected.

We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.

As of December 31, 2008, we had $94.8 million in cash and cash equivalents, and we had $97.3 million in outstanding borrowings, all of which would become due within one year. In the first quarter of 2009, we borrowed additional loans and repaid some of our loans, and all of our current loans will become due within one year of the date of this report. Recent turmoil in the credit markets and the potential impact on the liquidity of financial institutions may adversely affect our ability to fund our business through borrowings, under either existing or newly created instruments in the public or private markets on terms that we believe to be reasonable, if at all. We cannot assure you that we will be able to obtain extensions of these facilities as they mature. If we are unable to obtain extensions of these facilities, or if we are unable to obtain sufficient alternative funding on reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. We cannot assure you that our business will generate sufficient cash flows from operations to repay these borrowings. In addition, repaying these borrowings with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth.

Historically, given the state of the industry, we generally needed to make prepayments at a certain percentage of the order value to our suppliers of silicon raw materials in advance of shipment. Due to the relative oversupply of polysilicon, since the first quarter of 2009, prepayment as a percentage of the entire contract has been reducing. However, we anticipate that our purchases of silicon raw materials will continue to require us to make significant working capital commitments. We may also need additional capital for the expansion and modification of our manufacturing lines in the future. As a result of these requirements, we may require additional debt or equity financing. Furthermore, we have granted credit terms for our sales to some of our large customers. Receivables from our top three customers represented approximately 96.4% of our total accounts receivable as of December 31, 2008, including CEEG (Shanghai) Solar Science and Technology Co., Ltd., an entity controlled by our chairman, Mr. Tingxiu Lu, which accounted for over 42.9% of our total accounts receivable as of December 31, 2008. Failure to timely collect our receivables may adversely affect our cash flows. Any of our customers may fail to meet their payment obligations, especially due to the current credit crisis, which would materially and adversely affect our financial position, liquidity and results of operations. If we fail to effectively manage our cash flows from operations, borrowings and equity contributions to support our cash flow requirements, we may encounter difficulty in liquidity, which would have a material adverse effect on our business, financial condition and future prospects.

Our advance payments to most of our silicon raw material suppliers expose us to the credit risk of these suppliers, and if these suppliers default in delivery or refunding the payment,  our financial condition, results of operations and liquidity may be adversely affected.

Under the supply contracts with most of our silicon raw material suppliers entered into during an industry-wide shortage of silicon raw materials in the past few years, we made prepayments to our suppliers prior to the scheduled delivery dates for silicon raw materials. The prepayment as a percentage of the entire contract has been reducing due to the dramatic change of the availability of polysilicon since the fourth quarter of 2008, and our advances to suppliers decreased to approximately $7.3 million as of December 31, 2008. However, we still depend on a limited number of suppliers and we make such advance payments without receiving collateral. As a result, our claims for such advance payments would rank only as unsecured claims, exposing us to the credit risks of the suppliers in the event of their insolvency or bankruptcy. We may not be able to recover such advance payments and would suffer losses should the suppliers fail to fulfill their delivery obligations under the contracts.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our solar cells to a limited number of customers. Our top three customers contributed over 46.3% of our net revenues in 2008, including CEEG (Shanghai) Solar Science and Technology Co., Ltd., an entity controlled by our chairman, Mr. Tingxiu Lu, which contributed over 13.2% of our net revenues in 2008. Sales to our top five customers accounted for 60.0% of our net revenues during the same period, including CEEG (Shanghai) Solar Science and Technology Co., Ltd. Sales to each of aleo solar AG and Wuxi Guofei Green Energy Source Co., Ltd. contributed over 10% of our net revenues for the year ended December 31, 2008.

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

The practice of requiring customers to make advance payments when they place orders with us has declined, and we have experienced and will continue to experience increased needs to finance our working capital requirements and are exposed to increased credit risk of our customers.

We generally required our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. In line with market trend, this practice of requiring our customers to make advance payments is on the decline, and has resulted in our increased need to obtain additional short-term borrowings to fund our current cash requirements. Furthermore, a larger portion of our revenues have been and may continue to be, derived from credits sales to our customers. As a result of the disruptions in the financial markets and other macro-economic challenges currently affecting the world economy, our customers may experience cash flow concerns. As a result, they may delay their payment to us. Any inability of current or potential customer to pay us may adversely affect our earnings and cash flow.

If we are unable to maintain a high utilization rate of our manufacturing capacity, our operating margins may decline substantially.

Our ability to achieve profitability depends in part on our ability to maintain a high utilization rate of our manufacturing capacity. With our recent expansion of manufacturing capacity and the slowed growth of the solar power market, it is more difficult for us to obtain enough orders for the solar cells that we are capable of producing. If we are unable to obtain sufficient orders for our products, procure sufficient raw materials, or if we experience any material equipment failure, then we will not be able to maintain a high utilization rate of our manufacturing capacity. As we incur fixed costs associated with our facilities and equipment whether they are being utilized, operating at less than full utilization results in expenses without corresponding revenue, which may reduce our operating margins.

The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could cause demand for our products and our revenues to decline.

Almost all of our solar cells sold are eventually used in the on-grid market, where the solar power systems are connected to the utility grid and generate electricity to feed into the grid. We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of subsidies and economic incentives may adversely affect the growth of this market or result in increased price competition, either of which could cause our revenues to decline.

Today, when upfront system costs are factored into cost per kilowatt, the cost of solar power substantially exceeds the cost of power furnished by the electric utility grid in almost all locations. As a result, national and local governmental bodies in many countries, most notably in Germany, Spain, Italy, the United States and China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of solar power products in order to promote the use of solar energy in on-grid applications and to reduce dependence on other forms of energy. These government economic incentives could potentially be reduced or eliminated altogether. For example, Germany has been a strong supporter of solar power products and systems and is a significant market for our customers that engage in solar module manufacturing and system integration businesses. Utilities in Germany are generally obligated to purchase electricity generated from grid-connected solar power systems at defined feed-in tariff rates, which will decline over time according to a predetermined schedule. Specifically, German subsidies decline at a rate of 5.0% to 6.5% per year for systems installed after 2006 based on the type and size of the solar power systems. Political or market changes in Germany could result in significant reductions or eliminations of subsidies or economic incentives, such as a more accelerated reduction of feed-in tariffs than as planned according to the current schedule. Furthermore, in September 2008, the Spanish government introduced a cap of 500 MW for 2009 for the feed-in tariff, which may limit the demand in the grid-connected market in Spain. Reductions in, or eliminations of, subsidies and economic incentives for on-grid solar energy applications could result in decreased demand for our products and cause our revenues to decline.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than we do, we may not be able to compete successfully and we may lose or be unable to gain market share.

The market for solar power products is highly competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Our competitors include solar power divisions of large conglomerates such as BP Solar, Kyocera, Sanyo and Sharp Corporation, as well as specialized cell manufacturers such as JA Solar Holdings Co., Ltd., Motech Industries Inc., Q-Cells AG, Suntech Power Holdings Co., Ltd. and Solarfun Power Holdings Co., Ltd. Some of our competitors, for example Renewable Energy Corporation ASA, have also become vertically integrated, from upstream polysilicon manufacturing to solar system integration. During periods of silicon supply shortage, their internally produced raw materials may enable them to realize a higher margin in comparison with other solar cell manufacturers.

We may also face new competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar cells. Decrease in polysilicon price and increase in solar power product manufacturing could result in substantial downward pressure on the price of solar power products and intensify the competition in 2009. In addition, the entire solar power industry faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government subsidies and economic incentives.

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

Prices for our silicon raw materials and products, and therefore our results of operations, may vary according to seasonal demand, unpredictable events such as adverse weather conditions and natural disasters, and other factors.

The price of polysilicon, an essential raw material for our production of solar cells, is volatile. Historically our margins and results of operations have been materially and adversely affected by the availability and price of polysilicon and other silicon raw materials. The market prices for our products are also subject to fluctuation due to a number of other factors and could decline unexpectedly. For example, the price for solar cells in Germany, which is used throughout our industry as a pricing benchmark, could be adversely affected by changes in the subsidies available for solar power, and price declines in Germany or in any other major market for solar cells could adversely affect our average selling prices. Purchases of solar power products also tend to decrease during the winter months because of adverse weather conditions in certain regions, which complicate the installation of solar power systems. Historically, our results of operations have been affected by such seasonality of industry-wide demand for solar power products. Our quarterly operating results also may fluctuate from period to period due to other factors, including adverse weather conditions and natural disasters. For example, unusually heavy snowstorms in central China in the first quarter of 2008 disrupted our power supply and the transportation of our raw materials and finished products, forcing us to suspend our operations for three weeks. Any of these various factors could negatively affect our production, margins and results of operations and, as a result of these factors, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance.

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

•	availability of government subsidies and incentives to support the development of the solar power industry;

•	capital expenditures by end users of solar power products, which tend to decrease when the economy slows down; and

•	deregulation of the electric power industry and the broader energy industry.

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

The solar power market is characterized by evolving technology standards that require improved features, such as higher conversion efficiencies and higher power output. This requires us to develop new solar power products and enhancements for existing solar power products to keep pace with evolving industry standards and changing customer requirements. For example, currently we are focused on crystalline silicon technology and the expansion of production capacity based on crystalline silicon, which today is the primary technology used by most solar cell manufacturers. Some overseas producers have focused on developing alternative forms of solar power technologies, such as thin-film technologies. Failure to further refine our technology and to develop and introduce new solar power products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future.

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

We may not be successful in the commercial production of N-type solar cells or other new products, which could limit our growth prospects.

We are currently developing process technology for manufacturing N-type solar cells. The conversion efficiency rate of N-type solar cells may generally be higher than that of P-type solar cells. But there are substantial technical difficulties in manufacturing N-type solar cells on a large scale, such as the difficulties associated with applying electrical contacts to silicon materials. Therefore, we believe that to date, only a limited number of manufacturers in the world produce N-type solar cells on a commercial scale.

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

In addition, we commenced mass commercial production of selective emitter cells, an improved version of the P-type solar cells that we and most other solar cell manufacturers produce, in the fourth quarter of 2007. We are also developing Matrix cells. However, these products are still new and their stability and performance is still unproven. We may face difficulty in the development and commercial production of selective emitter cells, Matrix cells or other new products. We may also have difficulty in converting existing manufacturing lines or installing new manufacturing lines for the production of new products. These difficulties could arise from a number of reasons, including difficulties or delays in obtaining or installing equipment, adapting our production to new processes or training our personnel. We may also have difficulties in achieving the higher conversion efficiencies that we expect to achieve with these new products. Any of these difficulties may adversely affect our business, results of operations and financial condition.

Our future success substantially depends on our ability to increase both our manufacturing capacity and total output, which exposes us to a number of risks and uncertainties.

We currently have ten solar cell manufacturing lines, with an aggregate annual production capacity of 320 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. Our future success depends on our ability to increase both our manufacturing capacity and total output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds, which we may be unable to obtain on commercially viable terms or at all, to purchase raw materials and to build additional manufacturing facilities;

•	delays and cost overruns as a result of a number of factors, many of which are beyond our control, such as increases in the price of silicon raw materials and problems with equipment vendors;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention;

•	the ability to secure sufficient silicon raw materials, primarily silicon wafers, to support our expanded manufacturing capacity; and

•	the recovery of global economy and demand for solar products in overseas markets as influenced by world wide credit crisis and its effects.

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

Our business depends substantially on the continuing efforts of our chairman, executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of Mr. Tingxiu Lu, our chairman, our executive officers and key employees, especially Dr. Jianhua Zhao, our vice chairman and chief technology officer, Mr. Ruennsheng Allen Wang, our chief executive officer and Dr. Aihua Wang, our vice president. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, timely, or at all. For example, Mr. Kenneth Luk resigned from the position as our chief financial officer in March 2009. Dr. Fengming Zhang resigned from the positions as our director and vice president in charge of manufacturing technology in April 2009. We subsequently appointed Mr. Shiliang Guo as our acting chief financial officer and director. An external search for a new chief financial officer and a vice president has been initiated but we may not timely find replacements. If we lose the services of our executive officers or key employees due to their resignation, non-compliance with applicable law or any other reason, especially if we cannot timely find replacements, our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us which contains non-competition provisions. However, if any dispute arises between our executive officers or our key employees and us, these agreements may not be enforceable in China, where these executive officers or our key employees reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.”

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

In 2008, we derived 44.0% of our net revenues from sales of our products to customers outside of China. We intend to continue to expand our sales in Europe as well as in other overseas markets such as the United States, Korea and other Asian countries and regions. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;

•	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries; and

•	demand for solar products in overseas markets as influenced by world wide credit crisis and its effects.

If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical personnel with expertise in the solar power industry. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain the qualified technical staff or other highly- skilled employees that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract and retain qualified personnel, our business may be materially and adversely affected.

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

We rely primarily on trade secrets, patent laws and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection, and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, we have three patents and five pending patent applications in China. We cannot assure you that in a legal proceeding the claims of our patents would be found valid or that the claims would be interpreted as having sufficient scope to protect the technology we consider important to our business, nor can we assure you that our patent applications will eventually issue with claims of sufficient scope to protect additional technology significant to our business. As a result, we may be unable to exclude third parties from using the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results.

Furthermore, we have granted NewSouth Innovations Pty Limited, a non-exclusive, royalty-free license to use the technology for manufacturing N-type solar cells covered in one of our patents in China for internal research purposes, and a right to commercially utilize or sublicense such technology after March 1, 2009, provided that they may not sublicense such technology to certain of our Chinese competitors until after March 1, 2010. As a result, we may not be able to block our competitors from using the technology covered by this patent after March 1, 2010, which could have a material adverse effect on our business, financial condition or operating results.

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

The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar.  For example, the Renminbi appreciated approximately 27% against the Euro between July 2008 and November 2008.  It is difficult to predict how long the current situation may last and when and how it may change again.

A major portion of our sales are denominated in Renminbi and Euros, with the remainder in U.S. dollars, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars, with the remainder in Euros. Fluctuations in exchange rates, particularly among the U.S. dollars, Renminbi and Euros, may affect our net profit margins and could result in fluctuations in foreign currency exchange and operating gains and losses. We incurred a net foreign exchange loss of approximately $6.9 million in 2008. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares and ADSs. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. As a large proportion of our revenue is paid to us in Euros, fluctuation between the Euro and the RMB may also have a material effect on our results of operations.

Noncompliance with present or future construction and environmental regulations may result in potentially significant monetary damages and fines.

In the past, we had begun operating facilities without having obtained all the necessary approvals on the completion acceptance of our certain facilities from relevant PRC construction and environmental protection authorities. As of the date of this annual report, we have obtained the approval from the relevant PRC environmental protection authorities and are in the process of obtaining all the approvals from the relevant PRC construction authorities with respect to the completion acceptance for these facilities. As of the date of this annual report, we have not received any administrative penalties in respect of such non-compliance. If we are not able to obtain these approvals, we could be required to pay fines, suspend production or cease operations.

As our manufacturing processes generate noise, waste water, gases and other industrial wastes, we are required to comply with all national and local regulations regarding protection of the environment. We believe we are in material compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business, except as disclosed herein. However, if more stringent regulations are adopted in the future, the costs of compliance with such new regulations could be substantial. We believe that we have all of the permits necessary to conduct our business as it is presently conducted. If we fail to comply with present or future environmental regulations, however, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

We have limited insurance coverage and may incur losses resulting from product liability claims.

As the insurance industry in China is still in an early stage of development, product liability insurance available in China offer limited coverage compared to that offered in many other countries. We do not have any product liability insurance. As with other solar power product manufacturers, we are exposed to risks associated with product liability claims if the use of our solar power products results in injury. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our solar power products in August 2005, and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. In addition, we have purchased business interruption insurance in 2008, but we can not assure you that it is adequate.

Problems with product quality or product performance may result in a decrease in customers and revenues, incur unexpected expenses or cause us to incur warranty expenses, and may damage our market reputation and prevent us from achieving increased sales and market share.

Our products may contain defects that are not detected until after they are sold or are installed because we cannot test for all possible scenarios. We have received in the past, and may receive from time to time in the future, complaints from certain customers that portions of our solar cells have quality deficiencies. If we deliver solar cells that do not satisfy our customers’ or end users’ quality requirements, or if there is a perception that our products are of poor quality, our credibility and the market acceptance and sales of our solar power products could be harmed. We may also incur substantial expenses to compensate the customers. Historically, some of our sales contracts with overseas customers provided for a 10-year warranty for the performance of our solar cells, and in some cases, our solar cells were sold with up to a 20-year warranty. In 2008, we sold 2.6 MW of solar modules, in most cases with a two-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase. As a result, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We have sold solar cells only since August 2005. Due to the short usage history of our products, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common shares may, therefore, be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. Beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2008, we are required to prepare a management report on our internal controls over financial reporting containing our management’s assessment of the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal controls over financial reporting.

There have been historical deficiencies with our internal controls. For example, in connection with the audit of our financial statements as of and for the year ended December 31, 2007, we and our independent registered public accounting firm identified several significant deficiencies in connection with access control on important transactions in our enterprise resource planning, or ERP, system, our management of inventory and fixed assets, bad debt provision and ERP software application development. We have undertaken remedial steps to improve our internal control over financial reporting and our disclosure controls.

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2008. See “Item 15. Control and Procedures.” If we fail to maintain an effective system of internal control over financial reporting and an effective system of disclosure controls in the future, we may be unable to accurately report our financial results or prevent fraud, and as a result, investor confidence and the market price of our ADSs may be adversely impacted. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.

Our chairman has substantial influence over our company, and his interests may not be aligned with the interests of our other shareholders.

Mr. Tingxiu Lu, our chairman, currently beneficially owns 14.6% of our outstanding share capital. Further, most of our bank borrowings are guaranteed by China Electric Equipment Group Co., Ltd., or CEEG, an entity controlled by Mr. Lu. CEEG guaranteed the bank borrowings of Sunergy Nanjing for up to RMB1 billion until May 2010, subject to adjustment in the event of a material change in CEEG’s credit or operational status. Mr. Lu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs, including those who purchased our ADSs in our initial public offering.

We have been named as defendant in connection with securities class action lawsuits, which, if determined adversely, could negatively affect our business and results of operations.

We and several of our directors and officers were named defendants in three purported class actions currently pending in the United States District Court for the Southern District of New York—Brown v. China Sunergy Co., Ltd. et al., Case No. 07-CV-07895 (DAB), Sheshtawy v. China Sunergy Co., Ltd. et al., Case No. 07-CV-08656 (DAB), and Giombetti v. China Sunergy Co., Ltd. et al., Case No. 07-CV-09689 (DAB). On September 29, 2008, the District Court appointed a lead plaintiff and consolidated the three cases. The lead plaintiff alleges that we made false and misleading statements in our registration statement and prospectus in connection with our initial public offering in May 2007 regarding, among other things, the procurement of polysilicon, and seek unspecified damages. Although we intend to vigorously defend against the class actions, it is time-consuming and costly and could divert the attention of our senior management. An unfavorable resolution of these lawsuits or any future lawsuits could materially and adversely affect our results of operations and financial condition. See Item 8, “Financial Information—Legal Proceedings.”

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

While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage or control economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As the PRC economy is increasingly linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent financial services and economic crises of these economies. The various economic and policy measures enacted by the PRC government to forestall economic downturns or shore up the PRC economy could materially affect our clients’ businesses and our business.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditures by solar energy users, which in turn could reduce demand for our products.

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

Under the New EIT Law and its Implementing Regulation, which have become effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to a 25% PRC income tax on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” On April 22, 2009, the State Administration of Taxation released a circular, or the Resident Enterprise Circular which sets out the standards and procedures for recognizing the location of the “de facto management bodies” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or the Chinese Funded Enterprise. Under the Resident Enterprise Circular, if (i) a Chinese Funded Enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise’s financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the Chinese Funded Enterprise are located or stored in the PRC; and (iv) the directors or management personnel holding no less than 50% voting rights of the Chinese Funded Enterprise habitually reside in the PRC, such Chinese Funded Enterprise shall be considered a resident enterprise. The Resident Enterprise Circular explicitly provides that the above standards shall apply to the enterprises which are registered outside the PRC and funded by Chinese enterprises as controlling investors, therefore such standards may be cited for reference only and may not be directly adopted when considering whether our Company’s “de facto management body” is in the PRC or not. Accordingly, it is still uncertain whether we may be considered a resident enterprise under the New EIT Law. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, we will be subject to a 25% PRC income tax on our global income and such 25% PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign- invested enterprises such as our PRC subsidiary, Sunergy Nanjing, were exempt from PRC withholding tax. Pursuant to the New EIT Law and its Implementing Regulation, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place of business within China or if the dividends payable have no connection with the establishment or place of business of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. China Sunergy (Hong Kong) Co., Ltd., or Sunergy Hong Kong, the direct holder of the 100% equity interest in Sunergy Nanjing, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the Implementing Regulation of the New EIT Law, if we and Sunergy Hong Kong were regarded as resident enterprises, the dividends payable to us from Sunergy Nanjing would be exempt from the PRC income tax. If we were regarded as a non-resident enterprise and Sunergy Hong Kong were regarded as a resident enterprise, then Sunergy Hong Kong would be required to withhold a 10% withholding tax on any dividends payable to us, while if Sunergy Hong Kong is regarded as a non-resident enterprise, then Sunergy Nanjing would be required to withhold a 5% withholding tax on any dividends payable to Sunergy Hong Kong. In either case, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and debt service on any debt we incur, could be materially reduced.

In addition, because there remains uncertainty regarding the interpretation and implementation of the concept of “de facto management bodies,” if we are regarded as a PRC resident enterprise, under the New EIT Law any dividends to be distributed by us to our non-PRC shareholders or holders of ADSs will be subject to a withholding tax. We also cannot assure you that any gain realized by non-PRC shareholders or holders of our ADSs from the transfer of our shares or ADSs will not be subject to a withholding tax. Unless there are further rules announced by the Chinese tax authorities, we are required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders or holders of ADSs, or any gain realized by our non-PRC shareholders or holders of ADSs from transfer of the shares or ADSs, and your investment in our ADSs may be materially and adversely affected.

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

Most foreign exchange transactions by Sunergy Nanjing under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if Sunergy Nanjing borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance Sunergy Nanjing by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of Sunergy Nanjing to obtain foreign exchange through debt or equity financing, and could affect our business and financial condition.

Our business benefits from certain PRC preferential tax treatments. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

The PRC government has provided various incentives to foreign-invested enterprises. Because Sunergy Nanjing is a foreign- invested enterprise engaged in manufacturing businesses and located in Nanjing, which is within a coastal economic zone, it was entitled to a preferential enterprise income tax rate of 24% prior to January 1, 2008. As a foreign-invested enterprise engaged in manufacturing businesses, Sunergy Nanjing was also entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation and to a 50% reduction of its applicable income tax rate for the succeeding three years. On March 16, 2007, the National People’s Congress of China, or the Congress, enacted the New EIT Law, under which foreign invested enterprises and domestic companies would be subject to enterprise income tax at a uniform rate of 25%. The New EIT Law also provides for transitional measures for enterprises established prior to the promulgation of the New EIT Law and eligible for lower tax rate preferential treatment in accordance with the then-prevailing tax laws and administrative regulations. These enterprises will gradually become subject to the unified tax rate over a five-year transitional period from January 1, 2008 (enterprises which were subject to enterprise income tax rate of 24% before January 1, 2008 are subject to enterprise income tax of 25% from January 1, 2008); enterprises which were established and already enjoyed preferential income tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, and the enterprises which previously enjoyed the tax rate of 24% shall be subject to the tax rate of 25% in 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the New EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein.  On April 14, 2008, the Ministry of Finance, the Ministry of Science and Technology and the State Administration of Taxation jointly promulgated the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures. Pursuant to the New EIT Law, the Implementing Regulation and the Recognition Measures, enterprises which have been granted the new and high technology enterprises status shall enjoy a preferential income tax rate of 15%. In October 2008, Sunergy Nanjing obtained the high and new technology enterprise certificate with a three-year validity term. Therefore, Sunergy Nanjing is entitled to a preferential income tax rate of 15% as long as it maintains its qualification as “high and new technology enterprises” under the New EIT Law and the Recognition Measures.  If Sunergy Nanjing fails to maintain the “high and new technology enterprise” qualification, its applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future. Any discontinuation of preferential tax treatment or any increase of the enterprise income tax rate applicable to Sunergy Nanjing could have a material adverse effect on our financial condition and results of operations.

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

The closing price of our ADSs has ranged from a high of $17.88 to a low of $1.51 since our ADSs began trading on NASDAQ on May 17, 2007. We cannot assure you that the market price of ADSs will not significantly fluctuate from its current level. The market price of our ADSs may be subject to wide fluctuations in response to factors including the following:

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

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In particular, the performance and fluctuation of market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. The trading performances of these China-based companies’ securities at the time of or after their offerings may affect the overall sentiment toward China-based companies’ securities listed in the United States and consequently may impact the trading performance of our ADSs. Volatility in global capital markets could also have an effect on the market price of our ADSs. For example, financial markets have experienced extreme disruption in recent months, including, among other things, extreme volatility in security prices. In the event of a continuing market downturn, the market price of our ADSs may further decline.

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

Based on the market price of the ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2008. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009 or any future taxable year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See Item 10, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

Our amended and restated articles of association provide for a staggered board, which means that our directors are divided into three classes, with around one- third of our board standing for election every year. This means that, with our staggered board, at least two annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

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

In May 2007, we completed our initial public offering, in which we issued and sold 9,775,000 ADSs, representing 58,650,000 of our ordinary shares, at a public offering price of $11.00 per ADS. In July 2008, we completed our offering of $54.5 million aggregate principal amount of 4.75% convertible senior notes due June 2013 and public offering of 4,431,000 ADSs, which were loaned to an affiliate of the initial purchaser of the notes, who in turn sold the borrowed ADSs in the offering. We did not receive any proceeds from the offering of the borrowed ADSs, but has received a nominal lending fee from the ADS borrower.

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

We commenced business operations in August 2004. In 2005, we had only one solar cell manufacturing line. In 2006, we installed five additional solar cell manufacturing lines and expanded our annual manufacturing capacity by 160 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. In December 2008, we installed four new solar cell lines for the production of selective emitter cells. As of the date of this annual report, our ten solar cell manufacturing lines have an aggregate annual production capacity of 320 MW, assuming the use of 156-millimeter monocrystalline silicon wafers.

Our research and development team is led by two solar power researchers, Dr. Jianhua Zhao and Dr. Aihua Wang, each with over 20 years of experience and established credentials in the solar power industry. Our research and development efforts focus on continually enhancing our solar cell conversion efficiencies, which measure the ability of solar power products to convert sunlight into electricity, and improving our manufacturing operations. In the fourth quarter of 2007, we commenced commercial mass production of selective emitter cells using monocrystalline silicon wafers, an improved version of the P-type solar cells that we and most other solar cell manufacturers produce.  In the first quarter of 2009, we successfully tested multicrystalline silicon wafers on one of our selective emitter solar cells  manufacturing lines, which enabled us to produce selective emitter multicrystalline solar cells using multicrystalline silicon wafers as raw materials. Selective emitter multicrystalline solar cells generally have a higher conversion efficiencies than P-type multicrystalline solar cells that we and most other solar cell manufacturers usually produce. We are also developing Matrix cells. In addition, we are focusing on the development of advanced process technology for manufacturing other new products, such as N-type solar cells, which generally have higher conversion efficiencies than those of P-type solar cells.

We sold 46.4 MW of solar cells in 2006. In 2007, the shipment of our solar power products amounted to 74.0 MW, including 70.0 MW of solar cells sold, 2.4 MW of solar cells processed under OEM arrangements, and 1.6 MW of modules sold. In 2008, the shipment of our solar power products amounted to 107.2 MW, including 100.4 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 2.6 MW of modules sold. We had net revenues of  $149.5 million, $234.9 million and $350.9 million in 2006, 2007 and 2008, respectively. We had net income of $11.8 million in 2006 and incurred net losses of $4.9 million and $22.9 million in 2007 and 2008, respectively.

Products

We currently design, develop, manufacture and sell solar cells. A solar cell is a device made from a silicon wafer that converts sunlight directly into electricity by a process known as the photovoltaic effect. Currently, we produce both monocrystalline and multicrystalline silicon solar cells. In addition to standard P-type solar cells and HP solar cells, we also produce since the fourth quarter of 2007 selective emitter cells, an improved version of the P-type solar cells that we and most other solar cell manufacturers produce. In 2008, the quarterly average conversion efficiency of our selective emitter cells ranged from 17.2% to 17.3%.

The following table sets forth the types of solar cells we offered in 2008 with the specifications indicated.

Monocrystalline or Multicrystalline Solar Cell	Dimensions (mm×mm)	As a Percentage of Total Output in 2008 as Measured by MW (%)

Monocrystalline
	125×125	70.7
silicon solar cell	156×156	5.1

Multicrystalline silicon
	125×125	1.0
solar cell	156×156	23.2

We produce a test batch of solar cells from each shipment of silicon wafers that we receive, and return the wafers if the quality is below our standards. However, normal variation in the quality of silicon wafers in shipments that meet our standards will still result in the production of a certain proportion of solar cells that do not meet our customers’ specifications. We refer to these solar cells as being off-specification. In 2007 we sold off-specification solar cells at a discount to recover some or all of the expense we incur in the production process. Off-specification solar cells can be difficult to sell and the market price for them is volatile.

In addition to solar cells, we also sell limited quantities of polysilicon and solar modules.

Manufacturing Process

The manufacturing process for our solar cells includes the following main steps:

•
Chemical treatment of silicon wafers. We first fabricate a textured structure on the wafer surface through chemical treatment to reduce the reflection of sunlight. The chemical treatment process produces a surface structure, which traps sunlight into the silicon.

•	Diffusion process. Diffusion is a thermal process through which we selectively incorporate impurities into the silicon wafer and form an electrical field within the surface region of the wafer.

•
Edge isolation. We achieve electrical isolation between the front and back surfaces of the silicon wafer through a process known as edge isolation. We use both the conventional method of edge isolation, which is etching the edge with plasma, and chemical etching technology.

•
Anti-reflection coating and surface passivation. We apply an anti-reflection coating to the front surface of the solar cell, which helps to significantly reduce the light reflection at the cell surface. Such coating also passivates the cell surface to reduce the carrier loss at the surface and hence increases the cell current density. Our surface coating technology ensures the appropriate thickness and refractive index of the coating to achieve high conversion efficiencies.

•
Screen printing and firing. We screen print negative and positive metal contacts, or electrodes, on the solar cell. Silicon and metal electrodes are then connected through an electrode firing process in a furnace at a high temperature.

Manufacturing Capacity and Manufacturing Facilities

Since our inception in August 2004, we have significantly expanded our manufacturing capacity to capture a larger portion of the market opportunity for our solar cells. In June 2005, we completed construction on a green-field site and started trial production of our first manufacturing line with a production capacity of 32 MW per year, assuming the use of 156-millimeter monocrystalline silicon wafers. We sold 4.4 MW of solar cells in 2005.

We completed our second to sixth solar cell manufacturing lines and started generating revenues from these lines in 2006. We sold 46.4 MW of solar cells in 2006. In 2007, the shipment of our solar power products amounted to 74.0 MW, including 70.0 MW of solar cells sold, 2.4 MW of solar cells processed under OEM arrangements and 1.6 MW of modules sold. In 2008, the shipment of our solar power products amounted to 107.2 MW, including 100.4 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 2.6 MW of modules sold.

In 2008, we converted four of our standard P-type solar cell manufacturing lines into HP solar cell manufacturing lines, three of which are capable of producing HP solar cells using multicrystalline silicon wafers as raw materials. In December 2008, we installed four new solar cell lines for the production of selective emitter cells. As of the date of this annual report, we have ten solar cell manufacturing lines, five of which are capable of producing selective emitter solar cells, four of which are capable of producing HP solar cells and one of which is capable of producing standard P-type solar cells, with an aggregate annual production capacity of 320 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. Our actual output of solar cells depends on the size of the silicon wafers that we use; historically we have used a mix of monocrystalline and multicrystalline silicon wafers, each in sizes of 125 millimeters or 156 millimeters. Our actual output does not match our production capacity because we cannot obtain sufficient supply of 156-millimeter wafers, as most of our suppliers and most of the suppliers in China sell the smaller size. To the extent we use smaller wafers or multicrystalline wafers, our actual production will be less than our production capacity.

The table below sets forth a summary of our current manufacturing lines for solar cells as of the date of this annual report:

Solar Cell Manufacturing Line	Time of Achieving Full-scale Manufacturing Capacity	Annualized Manufacturing Capacity(1) (in MW)

Line 1	August 2005	32

Line 2	May 2006	32

Line 3	June 2006	32

Line 4	November 2006	32

Line 5	November 2006(2)	32

Line 6	December 2006	32

Line 7	December 2008(2)	32

Line 8	December 2008(2)	32

Line 9	December 2008(2)	32

Line 10	December 2008(2)	32

Total		320

(1)	Calculated by assuming the use of 156-millimeter monocrystalline silicon wafers, with assumptions regarding the number of cells per month and the conversion rates of those cells.

(2)	Capable of producing selective emitter solar cells.

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

In 2008, our principal suppliers of silicon wafers and other silicon-based raw materials included Jinzhou Yangguang Energy Co., Ltd., Jiangxi LDK Solar Hi-Tech Co. Ltd., Ningbo Jingyuan Solar Power Co., Ltd., Jingsu Zhongneng Polysilicon Technology Development Co., Ltd. and Luoyang Zhonggui High-tech Co., Ltd. Our top five suppliers supplied approximately 37.4% of silicon wafers and other silicon raw material supplies that we procured in 2008. Due to the industry-wide shortage of silicon raw materials experienced during the past few years, we have purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable within a relatively small range. From the fourth quarter of 2008, the price of silicon raw materials decreased rapidly due to the excess supply of silicon raw materials resulting from a slowed global solar power market growth. In light of such excess supply, we are seeking to re-negotiate with our long-term supply partner in regard to certain long-term supply contracts signed in 2008. Given the current wafer price environment, we also seek to exert greater control over incoming wafer quality while establishing stable and long-term relationships with high quality suppliers.

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

Customers and Markets

We sell our solar cells primarily to module manufacturers, who assemble our cells into solar modules and solar power systems for use in various markets, particularly the European markets. We also outsource to third parties the manufacturing of solar modules from our solar cells or purchase solar modules from third parties for sale of such solar modules to our customers. In 2008, solar module sales accounted for only 3.1% of our revenues and we do not plan to substantially increase our solar module sales in the near future. In 2008, our major customers included aleo solar AG, Wuxi Guofei Green Energy Source Co., Ltd., CEEG (Shanghai) Solar Science and Technology Co., Ltd., an entity controlled by our chairman, Mr. Tingxiu Lu, Solarwatt AG and asola Advanced and Automotive Solar Systems GmbH. In 2008, our top five customers contributed 60.0% of our net revenues, including CEEG (Shanghai) Solar Science and Technology Co., Ltd., which contributed over 13.2% of our net revenues in 2008. Sales to each of aleo solar AG  and Wuxi Guofei Green Energy Source Co., Ltd. contributed over 10% of our net revenues for the year ended December 31, 2008.

We currently make a majority of our sales to customers located in China. We also sell our solar power products to customers located in Germany, Italy and other countries. The following table sets forth by region our net revenues derived from sales of our products for the periods indicated:

	Year Ended December 31,

	2006		2007		2008

	(in thousands, except percentages)

Europe:

— Germany	$15	—	$62,314	26.5%	$126,860	36.2%

— Italy	12,235	8.2%	8,980	3.8	6,128	1.7

— Netherlands	8,957	6.0	—	—	—	—

— Spain	—	—	—	—	9,399	2.7

— Others	175	0.1	1,803	0.8	51	0

Europe Total	21,382	14.3	73,097	31.1	142,438	40.6

PRC	119,238	79.7	151,058	64.3	196,628	56.0

South Africa	3,712	2.5	83	—	—	—

India	1,054	0.7	2,332	1.0	1,154	0.3

South Korea	3,183	2.1	6,419	2.8	10,257	2.9

Others	952	0.6	1,919	0.8	444	0.1

Total net revenues	$149,521	100.0%	234,908	100%	$350, 920	100%

In order to continue growing our sales and to reduce our reliance on any particular market segment, we intend to broaden our geographic presence and customer base. While we expect China to continue to be one of our most significant markets for the foreseeable future, we plan to expand into several overseas solar power markets, including European countries and those countries and regions with growing demand or market potential for solar power products, such as the United States, Korea and other Asian countries and regions.

We sell our products primarily under sales contracts, purchase orders and buy-and-sell arrangements, as follows:

•
Sales contracts and purchase orders. Historically, we entered into sales contracts of various terms with our customers and were obligated to deliver solar cells according to a pre-agreed price and schedule during the term of the contract. Given the volatility in average selling prices of silicon raw materials and solar cells in recent periods, a substantial portion of our contracts now provide for re-negotiation of price terms based on regular pricing reviews every three or six months or provide for adjustment of pricing terms when the change in exchange rate reaches certain benchmarks. We typically require our customers to pay a certain percentage of the purchase price as advance payment within a short period after signing the sales contracts. The percentage of advance payments varies depending on the credit status of our customers, our relationship with the customers, market demand and the terms of a particular contract. We may grant our large customers credit terms, usually within one month, according to our current credit policy. With respect to the other customers, we typically request full payment before or upon shipment. We also sell our solar cells via purchase orders placed by our customers.

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

In February 2009, we entered into a sales agreement with asola Advanced and Automotive Solar System GmbH under which it agreed to purchase between 10MW and 30MW of solar cells in 2009. The prices of our solar cells under this agreement for the first half of 2009 are fixed. In March 2009, we also entered into a non-binding framework agreement with asola Advanced and Automotive Solar System GmbH for the potential delivery of up to 480MW of solar cells from 2009 to 2018. Specific terms and conditions of the supply will be set forth in definitive sales agreements to be further negotiated.

In December 2008, we entered into a sales agreement and its supplemental agreement with Ajit Solar Pvt Ltd., under which it agreed to purchase a total of 12 MW of our solar cells in 2009. The prices of our solar cells under this contract for the first quarter of 2009 are fixed, and the prices for subsequent deliveries are to be negotiated quarterly. During the same month, we also entered into a sales agreement with Solarwatt AG, under which it agreed to purchase a total of 22 MW of our solar cells in 2009 with a fixed price.

In 2008, particularly in the fourth quarter, partly due to the impact of global financial market disruption and economic slowdown, some of our customers cancelled or delayed orders for our products. Purchases of solar power products tend to decrease during the winter months because of adverse weather conditions in certain regions, which complicate the installation of solar power systems. Historically, our results of operations have been affected by such seasonality of industry-wide demand for solar power products.

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

Historically, the identity of our customers has changed substantially from year to year. We aim to further develop long-term relationships with key customers who are market leaders or strong niche players in their respective industrial or geographic segments. We believe that these customers will provide consistent revenue streams to minimize business volatility, and we target to achieve a substantial portion of our total net revenues from sales to strategic customers. We believe that our focus on solar cell manufacturing minimizes our conflict of interest with module manufacturers and enables us to establish and maintain long-term partnerships with our customers. We only engage in sales of modules under limited circumstances, and sales of modules only account for a few percentage points of our net revenues each year. As many module manufacturers are based in China, our proximity to our customers gives us competitive advantages, such as rapid delivery, effective communication and efficient post-sale services. To further diversify our customer base, which currently consists primarily of module manufacturers, we will seek to increase our sales to system integrators and develop customers in the market for specialty applications, such as, solar power streetlights and traffic lights.

Intellectual Property

As of the date of this annual report, we have three patents in China, one of which relates to process technology for the manufacture of N-type solar cells, and the other two of which relate to utility models for N-type solar cells. In addition, we have five patent applications pending in China, one of which relates to manufacture of selective emitter solar cells, three of which relate to improvement on performance of solar cells, and the last one relates to rectification of bowed solar cells. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide significant competitive advantage to us.

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

Our competitors include solar power divisions of large conglomerates such as BP Solar, Kyocera, Sanyo and Sharp Corporation, as well as specialized cell manufacturers such as JA Solar Holdings Co., Ltd., Motech Industries Inc., Q-Cells AG, Suntech Power Holdings Co., Ltd. and Solarfun Power Holdings Co. Ltd. Some of our competitors have also become vertically integrated, from upstream polysilicon manufacturing to solar power system integration, such as Renewable Energy Corporation ASA.

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

On March 23, 2009, China’s Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or the Interim Measures, to support the demonstration and the promotion of solar photovoltaic application in China. Local governments are encouraged to issue and implement supporting policies for the development of solar photovoltaic technology. Under these Interim Measures, the Ministry of Finance provides subsidies for projects with individual solar installations that are greater that 50 kilowatt-peak in size and have more than 16% conversion efficiency for monocrystalline solar power products, more than 14% conversion efficiency for multicrystalline solar power products and more than 6% conversion efficiency for amorphous silicon solar power products, and gives priority support to solar power technology integrated into building construction, grid-connected solar power building applications and some public solar power building applications such as schools, hospitals and offices. For 2009, the standard subsidy is set at RMB20 per watt in principle and the detailed standard is to be determined by factors including, but not limited to, the level of integration of buildings with solar power and the technology of solar power products. The Interim Measures do not apply to projects completed before March 23, 2009, the promulgation date of the Interim Measures.

On April 16, 2009, the General Offices of the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural Development jointly issued the Guidelines for Declaration of Demonstration Project of Solar Photovoltaic Building Applications. These guidelines set the subsidies given out in 2009 to qualified solar projects at no more than RMB20 per watt for projects involving the integration of solar power components into buildings’ structural elements and at no more than RMB15 per watt for projects involving the installation of solar power components onto building rooftops and wall surfaces.

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

We are in compliance with present environmental protection requirements in all material aspects and have all necessary environmental permits to conduct our business, except as disclosed herein, see “Item 3- Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Noncompliance with present or future construction and environmental regulations may result in potentially significant monetary damages and fines”. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities.

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

Tax

PRC enterprise income tax is calculated primarily on the basis of taxable income determined under PRC accounting principles. In accordance with Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises promulgated as of April 9, 1991 and effective as of July 1, 1991, or the Income Tax Law, and the related implementing rules, foreign-invested enterprises incorporated in the PRC were generally subject to an enterprise income tax rate of 33% (30% of state income tax plus 3% of local income tax). The Income Tax Law and the related implementing rules provided certain preferential tax treatments to foreign- invested enterprises which were established in certain areas in the PRC.

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

On March 16, 2007, the National People’s Congress, enacted the New EIT Law. On December 6, 2007, the State Council adopted the Implementing Regulation for the New EIT Law. Both the New EIT Law and its Implementing Regulation became effective on January 1, 2008. Under the New EIT Law and its Implementing Regulation, foreign-invested enterprises and domestic companies would be subject to enterprise income tax at a uniform rate of 25%. On December 26, 2007, State Council of China promulgated the circular on implementation of enterprise tax transition preferential policy, or the Circular. Under the New EIT Law, the Implementing Regulation and the Circular, enterprises which were established and already enjoyed preferential enterprise income tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, and the enterprises which previously enjoyed the tax rate of 24% shall be subject to the tax rate of 25% in 2008, and (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. Therefore, Sunergy Nanjing is subject to an applicable income tax rate of 12.5% in 2008, 2009 and 2010.

On April 14, 2008, the Ministry of Finance, the Ministry of Science and Technology and the State Administration of Taxation jointly promulgated the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures. Pursuant to the New EIT Law, the Implementing Regulation and the Recognition Measures, enterprises which have been granted the high and new technology enterprises status shall enjoy a preferential income tax rate of 15%. On October 21, 2008, Sunergy Nanjing obtained a high and new technology enterprise certificate with a three-year validity term, showing that Sunergy Nanjing has been granted the new and high technology enterprises status. Therefore, Sunergy Nanjing is entitled to enjoy a preferential income tax rate of 15%.

Pursuant to the Circular, if an enterprise enjoying the tax preference treatment under the income tax transition preference policy is also entitled to other tax preference treatment under the New EIT Law, the enterprise shall choose to adopt one of the tax preference treatments and may not simultaneously enjoy both preference treatments. Therefore, Sunergy Nanjing is subject to an applicable income tax rate of 12.5% in 2008, 2009 and 2010. From 2011, Sunergy Nanjing will be subject to an applicable income tax rate of 15%, if the high and new technology enterprise certificate is renewed.

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

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended in 1997 and 2008 respectively. Under these regulations, the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. However, for capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, the conversion of foreign currencies into Renminbi is subject to the prior approval of SAFE, but the conversion of Renminbi into foreign currencies for the international payment and remittance under capital accounts is generally exempt from SAFE’s prior approval unless otherwise required by Chinese laws and regulations.

Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. Capital investments by enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the National Development and Reform Commission, or their respective competent local branches.

Pursuant to the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-funded Enterprises (2008), the foreign currency capital of foreign invested enterprises, after being converted to Renminbi, can only be used for doing business within the business scope approved by relevant governmental authorities, and shall not be used for domestic equity investment unless otherwise provided for.

The business operations of Sunergy Nanjing, which are subject to the foreign currency exchange regulations, have all been in compliance with these regulations in all material aspects.

Dividend Distribution

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include the Wholly Foreign- owned Enterprise Law (1986), as amended by the Decision on Amending the Law of the PRC on Wholly Foreign-owned Enterprise (2000), and the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended by the Decision of the State Council on Amending the Implementing Rules of the Law of the PRC on Wholly Foreign-owned Enterprises (2001).

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

Intellectual Property Rights

The Patent Law (1984), as amended by the Decision on Amending the Patent Law (2000), and the Implementing Rules of the Patent Law (2001), as amended by the Decision on Amending the Implementing Rules of the Patent Law (2002) provide for the application and protection of patents. An invention patent shall be valid for twenty years and an external design patent and a utility model patent shall be valid for ten years, commencing on their application dates, respectively. Any persons or entities using a patent without the consent of the patent owner, making counterfeits of patented products, or conducting other activities which infringe upon patent rights will be held liable for compensation to the patent owner, fines charged by the administrative authorities and even criminal punishment. Our operating subsidiary, Sunergy Nanjing, has three patents in China, one of which relates to process technology for the manufacture of N-type solar cells, and the other two of which relate to utility models for N-type solar cells.

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

In November 2007, Sunergy BVI and CEEG jointly incorporated China Sunergy (Shanghai) Co., Ltd., or Sunergy Shanghai., in which we hold a 95% interest, and CEEG a 5% interest. In September 2008, Sunergy BVI transferred its 95% equity interest in Sunergy Shanghai to Sunergy Hong Kong. In September 2008, CEEG transferred its 5% equity interest in Sunergy Shanghai to Sunergy Hong Kong, as a result of which Sunergy Hong Kong became the 100% holding company of Sunergy Shanghai in April 2009.

According to our current plan, Sunergy Shanghai will engage in solar cells production, solar power research and development activities. We previously expected to build a research and development center in Shanghai and completed the construction in the first half of 2009. We decided to postpone such plan due to the impact of global financial market disruption and economic slowdown. We will proceed to build the research and development center when the market improves.

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

D.           Property, Plant and Equipment

As of December 31, 2008, we conducted our research, development and manufacturing of solar cells at our facilities in Nanjing, China, where we occupied a site area of approximately 79,800 square meters. These facilities include office premises with a total floor space of approximately 9,600 square meters and manufacturing facilities with a total floor space of approximately 10,600 square meters that can accommodate up to six solar cell manufacturing lines. In 2008, we also constructed manufacturing facilities with a total floor space of approximately 10,000 square meters, where we installed additional four solar cell manufacturing lines. We are in the process of obtaining all of the construction approvals for these facilities. In addition, Sunergy Nanjing and CEEG, an entity controlled by Mr. Tingxiu Lu, entered into an agreement on December 20, 2006. Pursuant to the agreement, CEEG granted Sunergy Nanjing an option to purchase, prior to December 31, 2007, the right to use a parcel of land of approximately 26,000 square meters at a price of approximately $0.5 million. On July 23, 2007, CEEG and Sunergy Nanjing entered into a land use right transfer agreement, under which Sunergy Nanjing purchased the use right to the foregoing parcel of land at a price of approximately $1.2 million, which was equivalent to the valuation price. Sunergy Nanjing agreed to increase the purchase consideration to avoid that the land be compulsorily acquired by the government due to the price being significantly lower than the valuation price. As of December 31, 2008, we constructed facilities on this land and installed four additional solar cell manufacturing lines. We are currently in the process of securing land use rights to a plot of land in Shanghai for the business operation of Sunergy Shanghai.

In 2008, we pledged raw materials and inventories with a total value of approximately $26.8 million to secure our repayment of short-term borrowings of approximately $16.1 million due in the first quarter of 2009. We have repaid these short-term borrowings in first quarter of 2009. In March 2009, we pledged raw materials and inventories with a total value of approximately $14.6 million to secure our repayment of short-term borrowings of approximately $8.8 million that will become due in March 2010.

We maintain property insurance policies with reputable insurance companies for covering our equipment, facilities, buildings and their improvements, and office furniture. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. We maintain director and officer liability insurance for our directors and executive officers. We also maintain business interruption insurance. Our insurance products contain various coverage limits and deductibles. We do not currently maintain product liability insurance. We have appointed an insurance broker to provide us with proposals for insurance coverage for our company, and we plan to enlarge our coverage during 2009.

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

A.           Overview

Overview

We sell our solar cell products mostly to module manufacturers and, to a lesser extent, to system integrators, who assemble our cells into solar modules and solar power systems for use in various markets. Our management’s operational expertise and execution capability, coupled with our strong research and development capabilities, have allowed us to rapidly install our solar cell manufacturing lines and expand our manufacturing capacity. As of the date of this annual report, we have ten solar cell manufacturing lines with an aggregate production capacity of 320 MW per year, assuming the use of 156-millimeter monocrystalline silicon wafers. Our research and development efforts focus on continually enhancing our solar cell conversion efficiencies, which measure the ability of solar power products to convert sunlight into electricity, and improving our manufacturing operations. In the fourth quarter of 2007, we commenced commercial mass production of selective emitter cells using monocrystalline silicon wafers, an improved version of the P-type solar cells that we and most other solar cell manufacturers produce. We have successfully tested multicrystalline silicon wafers on one of our selective emitter solar cells manufacturing lines, which enabled us to produce selective emitter multicrystalline solar cells using multicrystalline silicon wafers as raw materials. Selective emitter multicrystalline solar cells generally have a higher conversion efficiencies than P-type multicrystalline solar cells that we and most other solar cell manufacturers usually produce. We are also developing Matrix cells. In addition, we are focusing on the development of advanced process technology for manufacturing other new products, such as N-type solar cells, which generally have higher conversion efficiencies than those of P-type solar cells.

We sold 46.4 MW of solar cells in 2006. In 2007, the shipment of our solar power products amounted to 74.0 MW, including 70.0 MW of solar cells sold, 2.4 MW of solar cells processed under OEM arrangements and 1.6 MW of modules sold. In 2008, the shipment of our solar power products amounted to 107.2 MW, including 100.4 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and  2.6 MW of modules sold. We had net revenues of $149.5 million, $234.9 million and $350.9 million in  2006, 2007 and 2008, respectively. We had a net income of $11.8 million in 2006 and incurred net losses of $4.9 million and $22.9 million in 2007 and 2008, respectively.

We operate and manage our business as a single segment.

Industry Demand

The solar power market has grown rapidly in the past several years. During that period, our business and revenue growth have been primarily driven by industry demand and our ability to retain existing customers, attract new customers and expand our manufacturing capacity at the same time. According to Solarbuzz, the global solar power market, as measured by annual solar power system installed capacities, increased from 1,086 MW in 2004 to 5,948 MW in 2008, representing a CAGR of 53.0%. Under the lowest of three different projections, Solarbuzz expects the annual solar power system installed capacity may further increase to 8,311 MW in 2013, and solar power industry revenue may decrease from $37.1 billion in 2008 to $27.0 billion in 2013 as market demand growth is more than offset by the market price declines. According to a Solarbuzz forecast named “Green World,” the moderate one of three possible scenarios, annual solar power system installed capacity may further increase to 14,792 MW in 2013, and solar power industry revenue may increase from $37.1 billion in 2008 to $53.6 billion in 2013.

We believe that the following factors have driven and may continue to drive the growth of the solar power industry in the long run as projected by the Solarbuzz “Green World” forecast:

•	government incentives for solar power;

•	growing demand for electricity, supply constraints and desire for energy security; and

•	growing awareness of the advantages of solar power.

In the fourth quarter of 2008, the global solar power industry experienced a precipitous decline in demand.  During the same period, the global supply of solar products exceeded the global demand because of excess production capacity and the global economic downturn.  The demand for solar products is affected by macroeconomic factors such as the worldwide credit crisis, the supply and price of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry.  We cannot assure you that demand for solar products in 2009 will exceed the demand for solar products in 2008 or that the oversupply of solar products will not continue through 2009.  Pleases see “Item 3. Key Information – D. Risk Factors” for discussions of the risks related to declining industry demand for solar products.

We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of power provided by the electric utility grid in many locations, when upfront system costs are factored into cost per kilowatt. As a result, governmental bodies in many countries, most notably Germany, Spain, Italy, the United States and China, have provided subsidies and economic incentives to reduce dependency on non-renewable sources of energy. These subsidies and economic incentives have come in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products.

The demand for our cells is determined by the demand for our customers’ solar modules and other downstream solar power products, which in turn is affected significantly by government subsidies and economic incentives in their targeted or potential markets. According to Solarbuzz, Spain and Germany accounted for 41% and 31% of the global solar power market demand in 2008, respectively. Utilities in Germany are generally obligated to purchase electricity generated from grid-connected solar power systems at defined feed-in tariff rates, which decline over time according to a predetermined schedule. Specifically, German subsidies decline at a rate of 5.0% to 6.5% per year for systems installed after 2006 based on the type and size of the solar power systems. The rapid rise of the Spanish market in 2008 was due to a government policy that set feed-in tariff terms at attractive rates.  However, in September 2008, the Spanish government introduced a cap of 500 MW for 2009 for the feed-in tariff, which is expected to limit the demand in the grid-connected market in Spain in 2009. Reductions in, or eliminations of, subsidies and economic incentives for on-grid solar energy applications could result in decreased demand for our products and cause our revenues to decline.

In March 2009, the Chinese government announced new rules to support solar power applications in rural and remote areas, which would allow for meaningful development of the solar power market in China.  The Chinese government offers subsidies to assist construction of building integrated solar power applications in urban and remote areas, establishment of the technical standards on the installation of solar power products on buildings, as well as integration and promotion of key universal solar power building technologies.  According to the rules, projects with more than 50 Kilowatts and a conversion efficiency of their monocrystalline solar panels of higher than 16% are eligible to receive the subsidies.  Priority will be given to the usage of solar modules for building integrated solar power projects and grid-type projects, as well as projects for public buildings. We believe that some of our customers may be benefited by these incentives, which may in turn affect their demand for our products.

Availability, Price and Quality of Silicon Raw Materials

Silicon wafers are the most important raw material from which our solar cells are made. To manufacture silicon wafers, polysilicon is melted and processed into crystalline silicon ingots, which are then sliced into wafers. The procurement costs of silicon raw materials have accounted for more than half of our cost of revenues since we began our commercial production of solar cells in August 2005. Increases in the price of polysilicon have in the past increased our production costs and impacted our cost of revenues and net income. According to Solarbuzz, the average long-term supply contract price of polysilicon increased from $60-$65 per kilogram in 2007 to $60-$75 per kilogram in 2008. In addition, spot prices for polysilicon were in the range of $230-$375 per kilogram for most of the first half of 2008, rose to a peak of $400-$450 per kilogram by mid-2008 and decreased rapidly to $150-300 per kilogram in the fourth quarter of 2008. We believe the average price of polysilicon will continue to decrease in 2009.

We purchase silicon wafers from wafer manufacturers and trading companies. We also procure polysilicon, silicon ingots and other silicon-based raw materials from various suppliers, and outsource the production of silicon wafers from these raw materials under toll manufacturing arrangements with third parties. Toll manufacturing is a type of contract manufacturing frequently used in the solar power industry, in which part of the manufacturing process is outsourced to qualified third parties, or toll manufacturers. We also secure silicon wafers from some of our customers, and sell solar cells to them in return. Due to the industry-wide shortage of silicon raw materials experienced during the past few years, we have purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable in a relatively small range. From the fourth quarter of 2008, the price of silicon raw materials decreased precipitously due to the excess supply of silicon raw materials resulting from a slowed global solar power market growth. In light of such excess supply, we are seeking to re-negotiate with our long-term supply partner in regard to certain long-term supply contracts signed in 2008. Given the current wafer price environment, we also seek to exert greater control over incoming wafer quality while establishing stable and long-term relationships with high quality suppliers. In addition, partly as a result of the historical industry-wide shortage, from time to time, we faced a shortage of silicon raw materials and experienced late or non-delivery from suppliers and have purchased silicon raw materials of lower grade quality that have resulted in lower conversion efficiency and reduced average selling price and revenues.

Historically, given the state of the industry, suppliers of silicon raw materials typically required customers to make payments in advance of shipment. Our suppliers generally required us to make a prepayment at a certain percentage of the order value prior to shipping. Due to the relative oversupply of polysilicon, since the first quarter of 2009, prepayment as a percentage of the entire contract has been reducing. However, our purchases of silicon raw materials will continue to require us to make significant working capital commitments. We are required to manage our borrowings and equity contributions to support our raw material purchases.

The silicon wafers required for the manufacture of N-type solar cells are different from those used for the manufacture of P-type solar cells. We cannot assure you that, if we are successful in commencing large-scale commercial production of N-type solar cells, we will be able to obtain adequate supply of such wafers.

Manufacturing Capacity

In order to capture the market opportunity for our solar cell products, we have expanded our manufacturing capacity. When the market demand for solar cells exceeded supply, increased capacity had a significant effect on our results of operations, by allowing us to produce and sell more solar cell products generating higher revenues, and by lowering certain manufacturing costs resulting from economies of scale. In June 2005, we completed our first solar cell manufacturing line with a manufacturing capacity of 32 MW per year, and we started generating revenues from the first line in August 2005. We completed our second to sixth solar cell manufacturing lines and started generating revenues from these lines in 2006. We further installed our seventh to tenth solar cell manufacturing lines in December 2008. We sold 46.4 MW of solar cells in 2006, and in 2007 we shipped 74.0 MW of solar power products including 70.0 MW of solar cells sold, 2.4 MW of solar cells processed under OEM arrangements and 1.6 MW of modules sold. In 2008, the shipment of our solar power products amounted to 107.2 MW, including 100.4 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 2.6 MW of modules sold. Our net revenues in 2008 amounted to $350.9 million, compared to $234.9 million in 2007.

When the global supply of solar power products exceeds the global demand due to excess production capacity, global economic downturn or other reasons, we may not be able to fully utilize our manufacturing capacity due to declined demand for our products. As we incur fixed costs associated with our facilities and equipment whether they are being utilized, operating at less than full utilization will result in expenses without corresponding revenue, which will reduce our operating margins.

As of the date of this annual report, we have ten solar cell manufacturing lines with an aggregate manufacturing capacity of 320 MW per year, assuming the use of 156-millimeter monocrystalline silicon wafers. Our actual output of solar cells depends on the size of the silicon wafers that we use. Historically, we have used a mix of monocrystalline and multicrystalline silicon wafers, each in sizes of 125 millimeters and 156 millimeters. Our actual output does not match our production capacity because we cannot obtain sufficient supply of 156-millimeter wafers, as most of our suppliers and most of the suppliers in China sell the smaller wafers. To the extent we use smaller wafers or multicrystalline wafers, our actual production will be less than our production capacity.

Pricing of Our Solar Cells

Solar cells are priced based on the number of watts of electricity they can generate and on their conversion efficiency. Pricing per watt of solar cells is principally affected by manufacturing costs per watt, comprising of primarily the cost of silicon wafers, the overall market demand for solar cells, and some other factors, such as the exchange rate. Increased economies of scale and process technology advancements in the past resulted in a steady reduction in manufacturing costs and the price per watt of solar cells. However, since 2004, price per watt of solar cells began rising gradually due to rapid demand growth worldwide and the resulting shortages of silicon raw materials. Following several years of increases, prices of solar cells declined gradually in early 2007 mainly due to decreases in subsidies or feed-in tariffs in major end-markets of solar power products, such as Germany, as well as increased production output around the world. From the third quarter of 2007, average selling prices of our solar cells have increased due to increasing demand for solar power products and the appreciation of the Renminbi. In the fourth quarter of 2008, global solar power industry demand decreased precipitously due to the global economic downturn, and this decline in demand may continue in the first half or all of 2009.  During the same period, the global supply of solar power products begun to exceed the global demand due to the excess production capacity and the global economic downturn, which contributed to the decline in the price of solar cells.

We determine the power output of our solar cells based on their size and measured conversion efficiencies. We determine the price per watt of our solar cells based on the prevailing market prices when we enter into sales contracts with our customers or when our customers place purchase orders with us, taking into account the size of the contract or the purchase order, the strength, history and prospects of our relationship with the customer and our costs. Most of our customers pay premiums over the price of cells with normal conversion efficiency, such as the standard P- type cells for our high conversion efficiency cells, such as the selective emitter solar cells due to their higher conversion efficiency rates. The average selling prices of our solar cells increased from $2.92 per watt in 2007 to $3.32 per watt in 2008, due to an increase in the average selling price of our solar cells in the first three quarters of 2008, which was offset by a decrease in the average selling price of our solar cells in the fourth quarter of 2008. If demand for solar products continues to decline and the oversupply of solar products continues to exist, the average selling price of our solar cells will be materially and adversely affected.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Volatile market and industry trends, in particular, the decline in demand for solar products may cause the average selling price of our products to decline, and reduce our revenues and profitability.” for more details.

Pace of Advancement in Process Technologies

Our cell products are priced based on the number of watts of electricity they can generate. Process technologies advancement is important because it helps increase conversion efficiencies of solar cells and the resultant number of watts of electricity solar cells can generate, thereby generating higher revenues per solar cell, and helps reduce the manufacturing cost of solar cells per watt. As a result, solar cell manufacturers, ourselves included, are continuously developing advanced process technology for large-scale manufacturing.

In the fourth quarter of 2007, we commenced commercial production of selective emitter cells, an improved version of the P-type solar cells that most solar cell manufacturers produce. We began pilot production of HP solar cells during the same quarter. In the first quarter of 2009, we successfully tested multicrystalline silicon wafers on one of our selective emitter solar cells manufacturing lines, which enabled us to produce selective emitter multicrystalline solar cells using multicrystalline silicon wafers as raw materials. In addition, we are focusing on the development of advanced process technology for manufacturing new products, such as N-type solar cells, which generally have higher conversion efficiencies than those of P-type solar cells. Our N-type cell consistently achieved an average efficiency of over 19% at the laboratory level in the fourth quarter of 2008.

Seasonality of Our Operations

We believe that industry demand for solar power products may be affected by seasonality. Demand tends to be lower during the winter season from December to February, primarily because adverse weather conditions in certain regions make installations of solar power systems more difficult. Furthermore, as there are fewer working days for our China-based customers during Chinese New Year holidays, usually in January or February, our sales volumes and revenues tend to be lower during these periods. In addition, the prices of silicon raw materials also tend to decrease during such periods.

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

In 2006, 2007 and 2008, customers contributing 10% or more of our total net sales accounted for approximately 53.1%, 41.3% and 46.3% of our total net revenues, respectively. CEEG (Shanghai) Solar Science and Technology Co., Ltd., an entity controlled by our chairman, Mr. Tingxiu Lu, contributed over 13.2% of our net revenues in 2008. Each of aleo solar AG and Wuxi Guofei Green Energy Source Co., Ltd. contributed over 10% of net revenues for the year ended December 31, 2008.

The following table sets forth by region our total net revenues derived from sales of our products for the periods indicated:

	Year Ended December 31,
	2006		2007		2008
	(in thousands, except percentages)

Europe:

— Germany	$15	—	$62,314	26.5%	$126,860	36.2%

— Italy	12,235	8.2%	8,980	3.8	6,128	1.7

— Netherlands	8,957	6.0	—	—	—	—

— Spain	—	—	—	—	9,399	2.7

— Others	175	0.1	1,803	0.8	51	0

Europe Total	21,382	14.3	73,097	31.1	142,438	40.6

PRC	119,238	79.7	151,058	64.3	196,628	56.0

South Africa	3,712	2.5	83	—	—	—

India	1,054	0.7	2,332	1.0	1,154	0.3

South Korea	3,183	2.1	6,419	2.8	10,257	2.9

Others	952	0.6	1,919	0.8	444	0.1

Total net revenues	$149,521	100.0%	$234,908	100%	$350,920	100%

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and our operating expenses as a percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2006	2007	2008

Cost of revenues	82.2%	92.3%	95.6%

Operating expenses:

Selling expenses	0.7	0.7	1.1

General and administrative expenses	6.6	5.8	4.8

Research and development expenses	0.4	1.1	0.5

Total operating expenses	7.7%	7.6%	6.4%

Our cost of revenues significantly increased as a percentage of our total net revenues in 2007, primarily due to the rising prices of silicon raw materials as a result of the industry-wide shortage of polysilicon and the decreases in the prices of off-specification solar cells. Our cost of revenues further increased in 2008 as a percentage of our total net revenues in 2008 primarily due to higher inventory provision we accrued.

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

Our total operating expenses as a percentage of our total net revenues was 7.7%, 7.6% and 6.4% in 2006, 2007 and 2008, respectively.

Cost of Revenues

Our cost of revenues consists primarily of:

•
Direct raw materials cost. Silicon raw materials, primarily in the form of silicon wafers, comprise a substantial majority of our cost of revenues. In addition to silicon raw materials, direct raw materials involved in our production also include metallic paste and chemicals.

•
Direct labor cost. Direct labor costs include salaries and benefits for manufacturing personnel. We expect direct labor costs to increase as we hire additional manufacturing personnel as we expand our production.

•	Overhead. Overhead costs include maintenance, utilities such as electricity and water used in manufacturing, and other support expenses associated with the manufacturing.

•
Depreciation and amortization of manufacturing facilities and equipment. Due to our capacity expansion, our depreciation and amortization expenses have increased. We expect depreciation to increase in absolute terms in the near future following the expansion of our manufacturing capacity.

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

General and administrative expenses account for the largest part of our operating expenses. In 2006, 2007 and 2008, we also recorded share-based compensation expenses of $0.1 million $0.5 million and $3.2 million, respectively, in connection with the grants of share options to certain employees. Since 2006, our general and administrative expenses increased due to higher salaries, benefits, depreciation and other administrative costs we have incurred as a result of the expansion of our manufacturing capacity and sales volume.

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

Research and Development Expenses

Research and development expenses consist primarily of cost of raw materials used in our research and development activities, salaries and benefits for research and development personnel, and prototype costs and depreciation of equipment related to the design, development, testing and enhancement of our products and manufacturing processes. We expect our research and development expenses to increase as we purchase more raw materials to be used in our research and development activities, and plan to hire additional personnel for the research and development of our process technology.

Share-based Compensation Expenses

In 2006, 2007 and 2008, we entered into option award agreements pursuant to our first share incentive plan. Under these option award agreements, we had outstanding options to purchase 1,280,126 ordinary shares as of December 31, 2008. We also entered into two restricted share award agreements pursuant to our second share incentive plan. Under these restricted share award agreements, we had an aggregate of 2,317,391 outstanding restricted shares as of December 31, 2008. See Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.” Changes in the amount of share-based compensation will primarily affect our general and administrative expenses, reported net income and earnings per share.

Under Statement of Financial Accounting Standard No. 123R, “Share-Based Payment,” or SFAS No. 123R, which became effective on January 1, 2006, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the grant date, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the award (usually the vesting period). This statement also requires us to adopt a fair value-based method of measuring the compensation expense related to share-based compensation. We record share-based compensation expenses for the fair value of the options and restricted shares at the grant date. We recognize such share-based compensation expenses over the grant recipient’s requisite service periods.

As of December 31, 2008, there was $2.5 million in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the plan, which is expected to be recognized over a weighted-average period of 1.92 years.

Beneficial Conversion Feature

To be consistent with our audited financial statements, all historical share information, per-share and conversion price information contained in the following two paragraphs has been retroactively adjusted to reflect a 100-for-one share split that became effective on April 24, 2007.

In 2006, we issued Series A, Series B and Series C preferred shares, all of which have been automatically converted upon the completion of our initial public offering into the number of ordinary shares equal to the quotient of (a) the original subscription price plus all accrued and unpaid dividends, divided by (b) the conversion price, which initially equaled the original subscription price, subject to adjustments in the case of certain dilution events. The conversion prices were subject to certain earnings-based adjustments in the event our 2006 and 2007 net earnings, as defined in our then amended and restated memorandum of association, should be less than a predefined amount. For each of the preferred shares, we recognized an initial beneficial conversion feature, or BCF, based on the conversion price that would be in effect assuming we would not generate any additional income or issue any additional ordinary shares or other dilutive securities after the date of issuance. As of the Series A, Series B and Series C issuance dates, our earnings were below the pre-defined amounts. As such, we assumed that if there are no changes to the current circumstances other than the passage of time, the conversion price would be (a) approximately $0.0001 per share for both the Series A and Series B shares as there was no floor on the conversion price adjustment, and (b) $1.76 for the Series C shares, representing the adjustment floor (collectively the “Effective Conversion Price”). Based on this, we recorded a BCF, limited to proceeds received upon issuance, for the Series A, Series B and Series C preferred shares of $13,110,400, $27,999,948 and $6,941,170, respectively, during the year ended December 31, 2006. This amount was amortized immediately as a dividend to holders of the preferred shares as the preferred shares were convertible upon issuance.

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

Pursuant to the New EIT Law and the Implementing Regulation, both of which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place of business within China or if the dividends payable have no connection with the establishment or place of business of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Sunergy Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in Sunergy Nanjing, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the New EIT Law and the Implementing Regulation, if we and Sunergy Hong Kong were regarded as a resident enterprise, the dividends payable to Sunergy Hong Kong from Sunergy Nanjing would be exempt from the PRC income tax. If Sunergy Hong Kong is regarded as a non-resident enterprise, and therefore would be subject to a 5% withholding tax for any dividends payable to it from Sunergy Nanjing, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and debt service on any debt we may incur through our Cayman holding company, could be materially reduced.

In addition, because there remains uncertainty regarding the interpretation and implementation of the concept of “place of effective management,” if we are regarded as a PRC resident enterprise, under the New EIT Law any dividends to be distributed by us to our non-PRC shareholders or holders of ADSs may be subject to a withholding tax. Unless there are further rules announced by the Chinese tax authorities, we are required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders or holders of ADSs, or any gain realized by our non-PRC shareholders or holders of ADSs from transfer of the shares or ADSs.

PRC Enterprise Income Tax

Up through December 31, 2007, a foreign-invested enterprise in China was typically subject to enterprise income tax at the statutory rate of 30% on taxable income and local income tax at the rate of 3% on taxable income. Sunergy Nanjing, a foreign-invested enterprise engaged in a manufacturing business and established in Nanjing, which is within a coastal economic zone, was entitled to a preferential enterprise income tax rate of 24%. As a wholly foreign owned enterprise engaged in a manufacturing business, Sunergy Nanjing was also entitled to a two-year exemption from enterprise income tax for its first two profitable years of operation, which were 2006 and 2007, and to a 50% reduction of its applicable income tax rate for the succeeding three years, which would be 2008, 2009 and 2010. On March 16, 2007, the National People’s Congress issued the New EIT Law, under which foreign-invested enterprises and domestic companies would be subject to enterprise income tax at a uniform rate of 25%. Both the New EIT Law and its Implementing Regulation have become effective on January 1, 2008. On December 6, 2007, the Congress also adopted its Implementing Regulation. On December 26, 2007, State Council of China promulgated the circular on implementation of enterprise tax transition preferential policy, or the Circular. Under the New EIT Law, the Implementing Regulation and the Circular, enterprises which were established and already enjoyed preferential income tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, and the enterprises which previously enjoy the tax rate of 24% shall be subject to the tax rate of 25% in 2008, and (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. The New EIT Law and its Implementing Regulation have become effective on January 1, 2008. Therefore, we are subject to an applicable income tax rate of 12.5% in 2008, 2009 and 2010.

On April 14, 2008, the Ministry of Finance, the Ministry of Science and Technology and the State Administration of Taxation jointly promulgated the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures. Pursuant to the New EIT Law, the Implementing Regulation and the Recognition Measures, enterprises which have been granted the high and new technology enterprises status shall enjoy a preferential income tax rate of 15%. On October 21, 2008, Sunergy Nanjing obtained a high and new technology enterprise certificate with a three-year validity term, showing that Sunergy Nanjing has been granted the new and high technology enterprises status. Therefore, Sunergy Nanjing is entitled to enjoy a preferential income tax rate of 15%.

Pursuant to the Circular, if an enterprise enjoying the tax preference treatment under the income tax transition preference policy is also entitled to other tax preference treatment under the New EIT Law, the enterprise shall choose to adopt one of the tax preference treatments and may not simultaneously enjoy both preference treatments. Therefore, Sunergy Nanjing is subject to an applicable income tax rate of 12.5% in 2008, 2009 and 2010. From 2011, Sunergy Nanjing will be subject to an applicable income tax rate of 15%, if the high and new technology certificate is renewed.

We were in a tax loss position under PRC tax law in 2004, 2005, 2007 and 2008, and thus were not subject to any enterprise income tax during these periods.

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

In 2006, 2007 and 2008, we granted share options and restricted shares to certain of our employees. We incurred share-based compensation expenses of $0.1 million, $0.5 million and 3.2 $million for the years ended December 31, 2006, 2007 and 2008, respectively. We used the binomial option-pricing method to determine the amount of employee share-based compensation expenses. This approach requires us to make assumptions on such variables as share price volatility, expected lives of awards and discount rates. Changes in these assumptions could significantly affect the amount of employee share-based compensation expenses we recognize in our consolidated financial statements. See Item 5, “—Overview of Financial Results—Share-based Compensation Expenses.”

In November 2007, we modified the exercise price of all the options granted in 2006 from $1.988 to $1.283 per ordinary share. The total incremental compensation expense resulting from the modification was $139,600, which will be amortized over the remaining requisite service period of 2.95 years.

Allowance for Doubtful Accounts

We conduct credit evaluations of customers and generally do not require collateral or other security from them. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. We generally do not require collateral or other security interests from our customers when we grant them credit. However, we maintain a reserve for potential credit losses and such losses have historically been within our expectations. We raise an allowance for doubtful accounts primarily based on the age of the receivables or prepayments and other factors like the length of time receivables are passing due, previous loss history and the counterparty’s current ability to fulfill its obligation.

With respect to advances to suppliers, our suppliers are primarily suppliers of silicon raw materials. We perform ongoing credit evaluations of our suppliers’ financial conditions. We generally do not require collateral or security against advances to suppliers.

Inventories

Our inventories are stated at the lower of cost or net realizable value. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record write-down against the cost of inventories for a decline in net realizable value. Inventory write-down charges establish a new cost basis for inventory. In estimating obsolescence, we utilize our backlog information and project future demand. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. If actual market conditions are less favorable or other factors arise that are significantly different from those anticipated by management, additional inventory write-downs or increases in obsolescence reserves may be required. Our management continually monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories.

In the fourth quarter of 2008, in connection with rapidly declining spot prices of polysilicon, we recorded a $10.6 million non-cash reserve charge on inventory. If actual future demand or market conditions are less favorable than those projected by our management, additional inventory write-downs may be required.

Income Taxes

As required by Statement of Financial Accounting Standards, or SFAS, No. 109, “Accounting for Income Taxes,” we periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

Impairment of Long-lived Assets

We evaluate our long-lived assets and definite life intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets. The determination of fair value of the intangible and long lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. This analysis also relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized.

Derivative Financial Instruments

Derivative Liabilities Related to Foreign Currency Forward Contracts

During the fourth quarter of 2008, we entered into certain foreign exchange forward contracts with several commercial banks in China to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with sales contracts denominated in Euro or U.S. dollar. We account for the forward contracts pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended and interpreted, and recognizes all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets. The foreign exchange hedge contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency hedge contracts are recognized in the statement of operations. We do not offset the carrying amounts of derivatives with the same counterparty in accordance with FASB Interpretation (“FIN”) No. 39, “Offsetting of Amounts Related to Certain Contracts — an interpretation of APB Opinion No. 10 and FASB Statement No. 105” (“FIN 39”) as amended. As of December 31, 2008, we had outstanding foreign exchange hedge contracts with contract value of $46.6 million, and recorded a change in fair value of derivative assets related to the forward foreign currency exchange contracts of $2.3 million in the line item “Gain (loss) on change in fair value of derivative” in the consolidated statements of operations for the year ended December 31, 2008. We did not enter into any foreign exchange hedge contracts before 2008.

Foreign Currency Embedded Derivative in Supply Agreement

One of our long-term supply contracts provided that the purchase price of the wafer to be acquired was denominated in U.S. dollars, which was not the functional currency of either of the contracting parties. Accordingly, the contract contained an embedded foreign currency forward contract, which was required to be bifurcated and accounted for at fair value in accordance with the provisions of SFAS 133. Changes in fair value are recorded in the consolidated statements of operations.

Because of the monetary controls imposed by the PRC, the determination of the fair value of a long-term foreign currency derivative requires the input of highly subjective assumptions, including estimates of forward foreign exchange rates between the U.S. dollar and Renminbi.

In calculating the fair value of the embedded derivatives, we (i) estimated the monthly purchases and the corresponding payments, based on historical usage rates, (ii) applied the estimated exchange forward rates between the U.S. dollar and Renminbi associated with each of the estimated monthly payment dates from (i) above, and (iii) applied an appropriate discount rate to the amounts obtained in (ii) above. We estimate the on-shore U.S. dollar / Renminbi forward exchange rates based on the Tokyo Composite rates. The adopted discount rates represent the yields of Renminbi PRC government bonds with comparable terms as of December 31, 2008.

In 2008, we recorded a loss on the change in fair value of the embedded derivatives related to the supply agreement of $7.6 million which was included in the line item “Gain (loss) on change in fair value of derivative” in the consolidated statements of operations.

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

	Year Ended December 31,
	2006		2007		2008
	(in thousands, except percentages)

Net revenues	$149,521	100.0%	$234,908	100.0%	$350,920	100.0%

Cost of revenues	(122,889)	(82.2)	(216,881)	(92.3)	(335,454)	(95.6)

Gross profit	26,632	17.8	18,027	7.7	15,466	4.4

Operating expenses

Selling expenses	(1,014)	(0.7)	(1,644)	(0.7)	(3,866)	(1.1)

General and administrative expenses	(9,901)	(6.6)	(13,664)	(5.8)	(16,779)	(4.8)

Research and development expenses	(546)	(0.4)	(2,555)	(1.1)	(1,871)	(0.5)

Total operating expenses	(11,461)	(7.7)	(17,863)	(7.6)	(22,516)	(6.4)

Income from operations	15,171	10.1	164	0.1	(7,050)	(2.0)

Interest expense	(3,002)	(2.0)	(7,394)	(3.2)	(8,069)	(2.3)

Interest income	420	0.3	1,577	0.7	1,665	0.5

Changes in fair value of derivatives	—	—	—	—	(9,864)	(2.8)

Other (expense) income	(845)	(0.5)	93	0.0	(2,268)	(0.6)

(Loss) income before income taxes	11,744	7.9	(5,560)	(2.4)	(25,586)	(7.3)

Tax benefit	70	—	705	0.3	2,648	0.8

Net (loss) income	$11,814	7.9	$(4,855)	(2.1)	(22,938)	(6.5)

Dividend on Series A redeemable convertible preferred shares	(13,377)	(8.9)	(155)	(0.1)	—	—

Dividend on Series B redeemable convertible preferred shares	(28,552)	(19.1)	(330)	(0.1)	—	—

Dividend on Series C redeemable convertible preferred shares	(7,097)	(4.7)	(233)	(0.1)	—	—

Net loss attributable to holders of ordinary shares	$(37,212)	(24.9)%	$(5,573)	(2.4)%	$22,938	(6.5	) %

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Revenues. Our total net revenues increased by 49.4%, from $234.9 million in 2007 to $350.9 million in 2008. Our net revenues increased primarily due to an increase in the volume of the solar power products we sold.

In 2008, we shipped 107.2  MW of solar power products, including 4.2 MW of solar cells processed under OEM arrangements and 2.6 MW of solar modules, compared to sales of 74.0 MW of solar power products, including 2.4 MW of solar cells processed under OEM arrangements and 1.6 MW of solar modules in 2007. The increase in our sales of solar power products was due to the expansion of our manufacturing capacity and production output. Our average selling price increased from $2.92 per watt in 2007 to $3.32 per watt in 2008 due primarily to an increase in the average selling price of our solar cells in the first three quarters of 2008, which was offset by a decrease in the average selling price of our solar cells in the fourth quarter of 2008 as a result of weaken demand caused by global economic downturn and credit market crisis.

Cost of Revenues. Our cost of revenues increased by $118.6 million, from $216.9 million in 2007 to $335.5 million in 2008. Our cost of revenues increased primarily due to increases in expenditures in silicon raw materials as a result of the rapid expansion of production. The increase in our cost of revenues was also impacted by the rising prices of silicon raw materials in the first eight months of 2008 due to the industry-wide shortage of polysilicon, partially offset by reduction in silicon raw material costs as a result of improved market supply conditions in the fourth quarter of 2008. In the last quarter of 2008, our cost of revenues decreased primarily due to significant reduction in silicon raw material costs as a result of improved market supply conditions, offset by a non-cash inventory provision of $10.6 million based on a revaluation of our silicon inventory as a result of market price declines.

Silicon raw materials, primarily silicon wafers, accounted for 90.2% of our cost of revenue in 2008 compared to 89.9% in 2007. As a percentage of our total net revenues, our cost of revenues increased from 92.3% in 2007 to 95.6% in 2008.

Gross Profit. As a result of the foregoing, our gross profit in 2008 decreased by $2.5 million to $15.5 million, from $18.0 million in 2007. Our gross margin decreased from 7.7% in 2007 to 4.4% in 2008.

Operating Expenses. Our operating expenses increased by $4.6 million, from $17.9 million in 2007 to $22.5 million in 2008. The increase in operating expenses was due to increases in general and administrative expenses and selling expenses. As a percentage of our total net revenues, operating expenses decreased from 7.6% in 2007 to 6.4% in 2008.

General and administrative expenses. Our general and administrative expenses increased by $3.1 million, from $13.7 million in 2007 to $16.8 million in 2008. The increase in our general and administrative expenses was due primarily to increases in share-based compensation expenses in connection with the grants of share options and restricted shares to certain employees, and compliance related consulting and professional fees, offset in part by a decrease in bad debt provision in 2008.

Selling expenses. Our selling expenses increased by $2.3 million from $1.6 million in 2007 to $3.9 million in 2008, due primarily to compensation we made to certain customer in connection with the quality deficiencies of our solar cells, as well as increases in sales services expenses and advertising expenses associated with growing our solar module business and increased marketing efforts and overseas expansion. With the growth of our net revenues, selling expenses as a percentage of net revenues increased from 0.7% in 2007 to 1.1% in 2008.

Research and development expenses. Research and development expenses decreased by $0.7 million from $2.6 million in 2007 to $1.9 million in 2008. The decrease in research and development expenses was due primarily to a decrease in costs of raw materials used in our research and development activities.

Interest Expense. Our interest expenses increased from $7.4 million in 2007 to $8.1 million in 2008. The increase was due to the interests accrued on the convertible senior notes offered in July 2008, the offering expenses of the convertible senior notes offerings amortized in 2008, and the expenses associated with the open market repurchases of the convertible senior notes during the fourth quarter of 2008, offset in part by the interest cost capitalized in respect of construction of new facilities in 2008.

Interest Income. Our interest income slightly increased from $1.6 million in 2007 to $1.7 million in 2008, due primarily to an increase in our cash balances after the completion of our convertible senior notes offerings in July 2008.

Change in Fair Value of Derivative.  In 2008, we had a loss on the change in fair value of derivative of $9.9 million, compared to nil in 2007.  The loss reflects the change in the fair value of an embedded foreign currency derivative in one of our long-term raw material supply contracts,  and the change in fair value of our forward foreign currency exchange contract entered into in the fourth quarter of 2008. See“—Critical Accounting Policies—Derivative Financial Instruments” for more details.

Net Other Income (Expense). During the fourth quarter of 2008, we conducted open market repurchases of the convertible senior notes, and through December 31, 2008, we repurchased $6.5 million aggregate principal amount of the convertible senior notes for a total cash consideration of $2.0 million. We recorded the gain of $4.5 million from the repurchases as other income in our consolidated income statement.

In 2008, we recorded net other expense of $2.3 million, due primarily to the gain of $4.5 million from the repurchases of the convertible senior notes, which was offset by the foreign exchange loss of $6.9 million in the same year as a result of devaluation of Euro against Renminbi during 2008.

Net Income (Loss). As a result of the foregoing, we incurred a net loss of $22.9 million in 2008, compared to net loss of $4.9 million in 2007.

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

Research and development expenses. Research and development expenses increased by $2.0 million from $0.5 million in 2006 to $2.5 million in 2007. The increase in research and development expenses was due primarily to an increase in costs of raw materials used in our research and development activities, our payment of service fees to New South Innovations Pty Limited under a collaborative research agreement, an increase in salaries and benefits for research and development personnel and depreciation of equipment related to the design, development, testing and enhancement of our products and manufacturing processes.

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

B.           Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from equity contributions by our shareholders, operations, short-term borrowings, and proceeds from our convertible senior notes offering in July 2008.

In July 2008, we completed an offering of $54.5 million aggregate principal amount of 4.75% convertible senior notes. The notes are convertible at any time prior to the close of business on the third business day immediately preceding the maturity date, unless previously redeemed, at the option of the holders into our ADSs at a conversion price of $12.30 per ADS, subject to certain adjustments. In connection with the convertible senior notes offering, we also offered 4,431,000 ADSs in an ADS borrow facility.  During the fourth quarter of 2008, we conducted open market repurchases of the convertible senior notes, and through December 31, 2008, we repurchased $6.5 million aggregate principal amount of the convertible senior notes for a total cash consideration of $2.0 million.

As of December 31, 2006, 2007 and 2008, we had $14.7 million, $60.5 million and $94.8 million, respectively, in cash and cash equivalents, $77.9 million, $121.8 million and $97.3 million, respectively, in outstanding borrowings. Our cash and cash equivalents primarily consist of cash on hand and demand deposits placed with banks. As of December 31, 2006, 2007 and 2008, $77.9 million, $121.8 million and $97.3 million, respectively, of our outstanding borrowings were due within one year. These borrowings expire at various times throughout the year. Our short-term borrowings outstanding as of December 31, 2006, 2007 and 2008 bore an average interest rate of 5.93%, 6.27% and 7.42%, respectively. We did not have any long-term borrowings as of December 31, 2006, 2007 and 2008. We have historically been able to repay our borrowings as they became due from capital contributions from our shareholders, proceeds from short-term and long-term borrowings and note offering, and our operating cash flows. See Item 3, “Key Information—Risk Factors—Risks Related to Our Company and Our Industry—We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.”

As of December 31, 2008, approximately $16.1 million and $8.8 million of the short-term bank borrowings have been secured by the pledge of our raw materials and the guarantee by Mr. Tingxiu Lu, and an off-shore standby letters of credit, respectively. The remaining short-term borrowings have been guaranteed by CEEG and Jiangsu CEEG Electrical Equipment Manufacturing Co., Ltd., both controlled by Mr. Tingxiu Lu, our chairman. In an agreement between Sunergy Nanjing and CEEG dated December 18, 2006, CEEG had undertaken to guarantee the bank borrowings of Sunergy Nanjing for up to RMB1 billion, subject to adjustment in the event of the material change of CEEG’s credit or operation status, for one year after our initial public offering. In May 2008, Sunergy Nanjing and CEEG signed an agreement to further extend the term of the above agreement to May 16, 2010.

We historically used cash advances from related parties to meet some of our temporary liquidity needs. We have fully repaid such cash advances as of September 30, 2006, and we do not expect to borrow cash advances from related parties in the future.

Historically, we have significant working capital commitments because suppliers of silicon wafers and other silicon-based raw materials require us to make prepayments in advance of shipment. Due to the industry-wide shortage of silicon raw materials in the past several years, working capital and access to financings for the purchase of silicon raw materials were critical to growing our business. Our advances to suppliers increased significantly from $26.3 million as of December 31, 2006 to $79.9 million as of December 31, 2007. However, due to the dramatic change of the availability of polysilicon since the fourth quarter of 2008, the prepayment as a percentage of the entire contract has been reducing. Our advances to suppliers decreased significantly to $7.3 million as of December 31, 2008. Depending on the supply and demand situation, going forward, our purchases of silicon raw materials may continue to require us to make significant working capital commitments from time to time as we expand our production.

Inventories, one of the principal components of our current assets, increased from $44.3 million as of December 31, 2006 to $56.1 million as of December 31, 2007 and further increased to $59.1 million as of December 31, 2008, due to increased production volume, partially offset by an inventory provision of $11.8 million based on a revaluation of our silicon inventory as a result of market price declines.

We generally require customers to make prepayment before delivery. However, depending on their credit history with us, we historically granted our large customers credit terms of one month. Our accounts receivable significantly decreased from $26.8 million as of December 31, 2007 to $8.9 million as of December 31, 2008. The decrease in our accounts receivable was primarily due to payment we received for deliveries previously made. Our accounts receivable decreased from $43.0 million as of December 31, 2006 to $26.8 million as of December 31, 2007, primarily due to payment we received for deliveries previously made and the shorter credit term we granted to our customers in 2007 as compared to 2006.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)

Net cash used in or generated from operating activities	$(76,147)	$(62,768)	$91,954

Net cash used in investing activities	(6,757)	(35,272)	(88,244)

Net cash provided by financing activities	92,123	135,033	15,899

Net increase in cash and cash equivalents	11,984	45,708	34,342

Cash and cash equivalents at the beginning of the year	2,765	14,750	60,458

Cash and cash equivalents at the end of the year	$14,750	$60,458	$94, 800

Operating Activities

Operating activities during the year ended December 31, 2008 provided $92.0 million of cash flow in 2008. Operating cash inflows are largely attributable to revenues derived from the sales of our solar power products. Operating cash outflows are largely attributable to recurring expenditures for raw materials, labor, administration, marketing, and other activities. Changes in the components of our working capital also impact cash flow from operating activities. For the year ended December 31, 2008, our growing business generated substantial cash inflow as we increased net revenues by 49.4% from $234.9 million in 2007 to $350.9 million in 2008. Our cost of revenues and operating expenses, after deducting non-cash operating items which included inventory write-down of $11.8 million, increased by 48.5% from $227.1 million in 2007 to $337.2 million in 2008. We had a net cash inflow in working capital of $88.0 million for the year ended December 31, 2008. The cash inflow in working capital was primarily due to a significant decrease in advances to suppliers as a result of improved silicon raw material supply conditions, a decrease in accounts receivable as we received payment for deliveries previously made, an increase in accounts payable due to increased payment periods in connection with the purchases of silicon raw materials, partially offset by an increase in inventories as a result of increased requirement for more silicon raw materials in line with the expansion of production capacity, and a decrease in advances from customers as we lowered the prepayment ratio and not requesting prepayment under several sales contracts.

Net cash used in operating activities amounted to $62.8 million in 2007. Net cash used in operating activities in 2007 was mainly attributable to a significant increase in advances to suppliers, an increase in prepaid value-added-tax expenses and an increase in inventories primarily due to our expanded manufacturing capacity and the resultant requirement for more silicon raw materials. However, our net cash used in operating activities in 2007 was partly offset by a decrease in accounts receivable due to payment we received for deliveries previously made and the shorter credit term we granted to our customers in 2007 as compared to 2006. Net cash used in operating activities in 2006 was mainly attributable to a significant increase in accounts receivable primarily due to our granting favorable credit terms for sales to our large customers, particularly our top three customers, a significant increase in inventories and an increase in advances to suppliers primarily due to our expanded manufacturing capacity and the resultant requirement for more silicon raw materials, and a decrease in advances from customers after we changed our prepayment requirement by lowering the prepayment ratio and not requesting prepayment under several sales contracts.

Investing Activities

Net cash used in investing activities in 2008 amounted to $88.2 million, as compared to $35.3 million and $6.8 million in 2007 and 2006, respectively. Net cash used in investing activities in 2008 was primarily attributable to our purchases of property, plant and equipment in the amount of $44.1 million in connection with the expansion of our solar cell manufacturing lines, as well as an increase in restricted cash of $38.9 million in connection with deposit with banks for securing letter of credit and promissory note facilities for procurement of silicon raw materials. Net cash used in investing activities in 2007 was primarily due to our purchases of property, plant and equipment in the amount of $15.6 million in connection with the expansion of our solar cell manufacturing lines, as well as an increase in restricted cash of $18.5 million in connection with deposit of US dollars as security for our RMB loans. Net cash used in investing activities in 2006 was primarily due to our purchases of property, plant and equipment in the amount of $23.1 million in connection with the expansion of our solar cell manufacturing lines, partly offset by a decrease in restricted cash of $17.0 million due to decreases in our bank deposits for securing letter of credit facilities for our imports of equipment and for securing notes payable used in setting related party transactions.

 Financing Activities

Net cash provided by financing activities was $15.9 million in 2008, primarily attributable to proceeds from short-term borrowings in the amount of $142.5 million and proceeds from our issuance of convertible bond in the amount of $54.5 million, partly offset by repayment of bank borrowing in the amount of $175.1 million. Net cash provided by financing activities was $135.0 million in 2007, primarily attributable to proceeds from short-term borrowings in the amount of $168.0 million and net proceeds of $95.9 million received from our initial public offering. Net cash provided by financing activities was $92.1 million in 2006, consisting primarily of proceeds received from issuance of our Series A, Series B and Series C preferred shares, short-term borrowings and financing provided by related parties, partly offset by repayment of bank borrowings and financing provided by related parties.

 We believe that our current cash, cash equivalents, short-term borrowings, proceeds from our convertible senior notes offering in July 2008 and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.  If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.  However, the current financial downturn affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions.  Furthermore, we cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

Capital Expenditures

We incurred capital expenditures of $24.9 million, $16.8 million and $49.3 million, in 2006, 2007 and 2008, respectively. Our capital expenditures have been used primarily to build our plant, and purchase equipment and land use right for our solar cell manufacturing lines. We estimate that our capital expenditures will be approximately $20 million to $25 million in 2009, and will be used primarily to pay the outstanding balance of the expenses in connection with the expansion of our solar cell manufacturing lines, modify our existing solar cell manufacturing lines and fund the operation of Sunergy Shanghai.

C.           Research and Development

Our senior management team heads our research and development efforts and sets strategic directions for the advancement of our products and manufacturing processes. Dr. Jianhua Zhao, our vice chairman and chief technology officer, and Dr. Aihua Wang, our vice president are all experienced solar power researchers. Under their guidance, our research and development plans include the following areas:

•
Development of solar cell structures. We commenced commercial mass production of selective emitter cells, an improved version of P-type solar cells that most solar cell manufacturers produce, by using monocrystalline wafers in the fourth quarter of 2007. In December 2008, we installed four new solar cell lines for the production of selective emitter cells. In the first quarter of 2009, we successfully tested multicrystalline silicon wafers on one of our selective emitter solar cells manufacturing lines, which enabled us to produce selective emitter multicrystalline solar cells using multicrystalline silicon wafers as raw materials. Selective emitter multicrystalline solar cells generally have a higher conversion efficiencies than P-type multicrystalline solar cells that we and most other solar cell manufacturers produce. In addition, we are developing Matrix cells, for mass production in the future.

•
Development of the manufacturing process for N-type solar cells. We also focus our research and development efforts on the process technology of N-type solar cells. The conversion efficiencies of N-type cells may generally be higher than those of P-type solar cells. Based on Dr. Zhao and Dr. Wang’s previous experience working with N-type solar cells, including developing what were the most efficient N-type solar cells in the world, we have successfully conducted research and a large number of experiments on solving the technical problems associated with manufacturing N-type solar cells.

•
Increase our solar cell manufacturing efficiency and reduce the manufacturing costs. We continuously strive for optimizing the processing parameters and conditions for each manufacturing step to improve the overall performance of our solar cells, streamline our manufacturing process and reduce the manufacturing costs. In the first quarter of 2009, three of the four HP solar cell manufacturing lines were refurnished, enabling multicrystalline wafers to be used in these lines. This provides us with more flexibility in both the procurement of raw materials and product offerings. We are also working collaboratively with metallic paste manufacturers to reduce the paste used for our manufacturing without affecting solar cell performance.

We believe that the continual improvement of our technology is vital to maintaining our long-term competitiveness. Therefore, we have established our own solar power research center and have installed an experimental manufacturing line dedicated to our research and development.

To further leverage our internal advanced research and development capability, we have established cooperative relationships with several universities and institutions in China, including Nanjing University and Southeast University, each a leading science and engineering university in China. We have also entered into cooperation agreement with CEEG (Nanjing) Semiconductor Co., Ltd., an entity controlled by our chairman, and Nanjing University of Aeronautics and Astronautics, one of the leading science and engineering universities in China, to jointly develop solar wafer cutting and texture technology. We believe our collaborative efforts with these institutions have kept us apprised of the latest industry trends and developments, helped implement our own innovation initiatives and will continue to contribute to our technological advancement.

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

Our gross expenditures on research and development were $0.5 million, $2.6 million and $1.9 million in 2006, 2007 and 2008, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2008 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	$479	$162	$74	$57	$186
Purchase obligations(1)	$838,731	$197,922	$433,309	$111,800	$95,700
Convertible senior notes(2)	$58,165	$2,280	$4,560	$51,325	-

Total	$897,375	$200,364	$437,943	$163,182	$95,886

(1)
Includes commitments to purchase production equipment in the amount of $10.0 million and commitments to purchase silicon raw materials in the amount of $828.7 million. Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2008. This table does not reflect our short-term debt obligations, which as of December 31, 2008 totaled $97.3 million.

(2)
Assumes redemption of $48.0 million aggregate principal amount of 4.75% convertible senior notes due June 2013. Assumes none of the convertible senior notes have been converted into ordinary shares. This figure also includes interest payable until June 15, 2013.

In June 2009, we repurchased $4.0 million aggregate principal amount of the convertible senior notes in the open market, for a total cash consideration of $1.8 million. We recorded a gain of $2.2 million from the repurchase.

G.	Safe Harbor

This annual report on Form 20-F contains statements of a forward-looking nature. These statements relate to events involving known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the Section 27A of the Exchange Act. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, and other similar statements), you must remember that our expectations may not materialize, even though we believe that they are reasonable.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events affecting our results may occur.

We caution you not to place undue reliance on forward-looking statements. You should read these statements in conjunction with the risk factors disclosed in Item 3 of this annual report, “Key Information—Risk Factors.” We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position

Tingxiu Lu	47	Chairman

Jianhua Zhao	53	Vice Chairman and Chief Technology Officer

Ruennsheng Allen Wang	54	Director, Chief Executive Officer

Shiliang Guo	45	Director, Acting Chief Financial Officer

Merry Tang	49	Independent Director

Xiaoqian Zhou	68	Independent Director

Jian Li	55	Independent Director

Steve Morgan	58	Independent Director

Wenze Wang	67	Independent Director

Aihua Wang	55	Vice President and General Manager of Research and Development Division

Richard Yumin Gu	45	Vice President and General Manager of Sales & Marketing Division

Fang Yang	37	Vice President and General Manager of Operation Division

Directors

Mr. Tingxiu Lu is chairman of our board of directors and has been with our company since 2004. Since 2003, Mr. Lu has served as the chairman of the board of directors of CEEG, a Chinese company that mainly manufactures power transformers. He has been chairman and general manager of Jiangsu CEEG Transformer Manufacturing Co., Ltd. since 2002, and has been a member of the supervisory board of Jiangsu CEEG Electrical Transmission and Distribution Equipment Co., Ltd. since 2003. Mr. Lu has been chairman of Jiangsu Xinde Assets Management Co., Ltd. and Nanjing Xinde Assets Management Co., Ltd., two investment management and investment holding companies, since 2006. From 1991 to 2003, Mr. Lu was the general manager of Jiangsu CEEG Electrical Equipment Manufacturing Co, Ltd, the predecessor of CEEG. Mr. Lu was awarded the China Excellent Entrepreneur award by the China Entrepreneur Confederation in 2005. He was also named as a 2005 Top Ten Distinguished Youth Entrepreneur of Jiangsu Province in 2005 by Jiangsu Province Development and Reform Commission and other government bodies. Mr. Lu graduated from an executive business management program at Tsinghua University in 2006.

Dr. Jianhua Zhao is vice chairman of our board of directors and chief technology officer of our company and has been with our company since 2004. From 2002 to June 2006, he was an associate professor of the Centre of Excellence for Advanced Silicon Photovoltaics and Photonics, formerly known as the Photovoltaics Special Research Centre, at the University of New South Wales in Australia, and also served as its deputy director from 1999 to June 2006. At the Photovoltaics Special Research Centre, he was a senior lecturer (senior research fellow) from 1991 to 2001. Dr. Zhao is a senior member of IEEE Electron Device Society, a member of Australia and New Zealand Solar Energy Society and a member of Chinese Renewable Energy Society. Dr. Zhao graduated from Nanjing Institute of Technology in 1978 and received his master’s degree from the same university in 1982, and received a Ph.D. degree in electrical engineering from the University of New South Wales in Australia in 1989. Dr. Zhao started solar research in 1979 and has published 111 papers in scientific journals, including one published in Nature magazine, 107 papers in international scientific conferences, and 32 research reports. Dr. Zhao is the husband of Dr. Aihua Wang.

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

Mr. Shiliang Guo has been a director and acting chief financial officer of our company after Kenneth Luk’s resignation in 2009. Mr. Guo once served as a director of our company from May 2006 to July 2007. Mr. Guo has been the chief financial officer of China Electronic Equipment Group Co., Ltd. since October 2004. From 1993 to 2004, Mr. Guo served as chief accountant with Yangzhou Zhengxin Certified Public Accountant Co., Ltd., Yangzhou Xingda Certified Public Accountant Co., Ltd. and Yangzhong Certified Public Accountant Co., Ltd., respectively. Mr. Guo received a bachelor's degree in finance from Suzhou University in 1984. He obtained the qualification of PRC Certified Public Accountant in 1993.

Independent Directors

Ms Merry Tang has been an independent director of our company since June 2008. She is currently a principal and managing partner of Merry Tang CPA, LLC. Ms. Tang served a managing director at GTA International, LLC and Partner at Tang & Company, PC – both U.S.-based CPA firms offering services in risk assessment, audit engagements and Sarbanes-Oxley–related documentation to leading banks, financial service providers and telecommunications firms from 2006 to 2008. Prior to that, Ms. Tang gained “Big 4” experience at PricewaterhouseCoopers LLP where she served as senior auditor and engaged in various high profile clients’ financial and IT audits from 2004 to 2006. Ms. Tang also worked at Lucent Technologies, Inc. as a finance manager from 1996 to 2004. Ms. Tang graduated from the Central University of Finance & Banking, Beijing, China with a bachelor degree in banking in 1983 and an master degree in Finance in 1986, before going on to receive her master degree in accounting from the State University of New York at Albany in 1993.

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

Executive Officers

Dr. Aihua Wang is a vice president and general manager of our company in charge of research and development and has been with our company since 2004. From 2000 to June 2006, she was a research fellow at the Centre of Excellence for Advanced Silicon Photovoltaics and Photonics, formerly known as the Photovoltaics Special Research Centre, at the University of New South Wales in Australia. At the Photovoltaics Special Research Centre, she was a project scientist from 1991 to 2000. She was an engineer at Applied Solar Energy, Inc. in California from 1990 to 1991. Dr. Wang published a number of research articles and papers on solar cells. Dr. Wang graduated from Nanjing Institute of Technology in China in 1978 and received a Ph.D. degree in electronic engineering from the University of New South Wales in Australia in 1992.

Mr. Richard Yumin Gu is a vice president and general manager of our company in charge of sales and marketing and has been with our company since January 2007. From 2001 to 2006, Mr. Gu was the general manager of Shanghai Ever-rich Electric Equipment Co. Ltd., a company engaging in the electric equipment business. From 1992 to 2001, Mr. Gu worked with various subsidiaries and a joint venture of DuPont, a multinational chemicals and health care conglomerate. From 1999 to 2001, he was a regional business manager of DuPont China Limited, serving for its department in charge of electrical insulation and advance fiber system business. From 1996 to 1999, he served as a technical consultant and marketing manager of DuPont Teijin Paper Asia Limited. From 1992 to 1996, he served as an account manager of DuPont China Holding Company Limited. Mr. Gu received his bachelor’s degree in electrical engineering from Xi’an Jiao Tong University in China and completed MBA correspondence courses with Auckland University of New Zealand in 1999.

Mr. Fang Yang has been our vice president in charge of strategy and planning and special assistant to the chief executive officer since August 2007 and later served as a general manager of operation division since December 2008. Prior to joining us, Mr. Yang served as a director of the business management department and operation division with NEC Telecommunications (China) Co., Ltd. from 2004 to 2007. From 1995 to 2004, Mr. Yang worked as a director of sales and business management with Lucent Technologies (China) Co., Ltd., a communication equipment manufacturing company in China. Mr. Yang received his bachelor’s degree in engineering, his master in system engineering and MBA from Northwest Polytechnic University in Xi’an, China in 1992, 1995 and 1995, respectively.

The address of our directors and executive officers is c/o China Sunergy Co., Ltd., No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2008, the aggregate cash compensation that we paid to our executive officers was approximately $1.2 million. There are no service contracts between us and our directors, except for those directors who are also our executive officers. For the year ended December 31, 2008, we paid an aggregate of approximately $40,000 for pension and other social insurance contribution for our senior executive officers. For option grants to our officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate the employment for cause, at any time, without remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, willful dishonesty to us and willful and continued failure to perform substantially all his agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment at any time without penalty if there is any failure by us to comply with any material provisions of the employment agreement, any change in his duties or responsibilities in any material and adverse respect. Furthermore, either party may terminate the employment at any time without cause upon advance written notice to the other party. If we terminate the employment of an executive officer without cause, the executive officer will be entitled to a severance payment equal to a certain specified number of months of his or her then base salary.

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

Share Incentive Plan

In October 2006, our board of directors adopted a share incentive plan, or the First Plan, later amended in April 2007 and May 2009, respectively, to link the personal interests of our board members, employees and consultants to those of our shareholders by providing them with an incentive to generate superior returns for our shareholders, as well as to provide us with the flexibility to motivate, attract and retain the services of these individuals upon whose judgment, interest and special effort the successful conduct of our operations is dependent. The First Plan provides for the grant of options, referred to as “awards,” and we have reserved 2,500,000 shares for issuance under the First Plan. We adopted a second share incentive plan, or the Second Plan, after obtaining the approval by shareholders in February 2008. We have reserved 4,190,748 shares for issuance under the Second Plan. As of the date of this annual report, our board of directors has granted certain of our officers, employees and consultants an aggregate of 2,092,350 options and 2,996,896 restricted shares, excluding options and restricted shares forfeited pursuant to the above plans.

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

The following table summarizes, as of March 31, 2009, the outstanding options and restricted shares granted under our plans to several of our directors and executive officers and to other individuals. We have two types of vesting schedules for options. A substantial portion of options vest over a four-year period beginning in October 2006, November 2006, April 2007 or January 2008. Other options vest on the first anniversary of the grant date. These restricted shares vest over a three-year period beginning July 2007 or December 2007. Up to two thirds of the restricted shares granted to Mr. Ruennsheng Allen Wang will immediately vest in case of termination within his first two years of employment other than for cause.

Name	Ordinary Shares Underlying Options Granted	Restricted Shares	Exercise Price	Grant Date	Date of Expiration

Ruennsheng Allen Wang		1,598,201[1]**	N/A	February 2008	February 2018

Kenneth Luk (1)		*[1]	N/A	February 2008	February 2018

Richard Yumin Gu	*		$1.283	January 2008	January 2018

Fang Yang	*		$1.283	January 2008	January 2018

Xiaoqian Zhou	*		$1.283	April 2007	April 2017

Other individuals as a group	1,540,128		$1.283	October 2006, November 2006, April 2007 or January 2008	October 2016, November 2016, April 2017 or January 2018

	180,642		$0.70	January 2009	January 2019

1	Restricted shares purchased at $0.001 per share.

(1)	Mr. Kenneth Luk resigned from the position of our chief financial officer in March 2009.

*	Less than 1% of our outstanding ordinary shares.

** In addition to the above unvested restricted shares, 799,100 of restricted shares granted to Mr. Ruennsheng Allen Wang were vested in July 2008.

C.	Board Practices

Board of Directors

Our board of directors currently has nine directors, all designated by the holders of our ordinary shares. As of the date of this annual report, a majority of our directors meet the “independence” definition under The Nasdaq Stock Market Marketplace Rules, or the Nasdaq Rules.

Under our amended and restated articles of association, which became effective in May 2007, our board of directors consists of at least two directors. Our directors are elected by the holders of our ordinary shares.

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

Audit Committee. Our audit committee consists of Ms. Merry Tang, Mr. Steve Morgan and Ms. Jian Li and is chaired by Ms. Merry Tang. Ms. Tang, Mr. Morgan and Ms. Li satisfy the independence requirements of Rule 10A-3 under the Exchange Act, as amended, and Rule 5605 of the Nasdaq Rules. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Ms. Jian Li, Mr. Wenze Wang and Mr. Xiaoqian Zhou. Ms. Li, Mr. Wang and Mr. Zhou satisfy the independence requirements of Rule 5605 of the Nasdaq Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our senior executives; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Wenze Wang,  Ms. Jian Li and Mr. Xiaoqian Zhou. Mr. Wang, Ms. Li and Mr. Zhou satisfy the independence requirements of Rule 5605 of the Nasdaq Rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•
identifying and recommending qualified candidates to the board for selection of directors nominees for election or re- election to the board of directors and committees of the board of directors, or for appointment to fill any vacancy;

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

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restate memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our shareholders have designated our directors into three classes, namely Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting after our initial public offering, respectively. Mr. Tingxiu Lu, Mr. Ruennsheng Allen Wang and Ms. Jian Li have been designated as Class A directors. Mr. Jianhua Zhao, Mr. Steve Morgan and Ms. Merry Tang have been designated as Class B directors. Mr. Xiaoqian Zhou, Mr. Wenze Wang and Mr. Shiliang Guo have been designated as Class C directors. At each subsequent annual general meeting after the third annual general meeting, the directors of the class who have been longest in office shall retire and shall be eligible for re-election. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

D.	Employees

We had 1,193  and 1,607 employees as of December 31, 2006 and 2007, respectively. As of December 31, 2008, we had 1,799 full-time employees, consisting of 1,222 in manufacturing, 74 in equipment maintenance, 147 in quality assurance, 25 in purchasing, 63 in research and development, 26 in sales and marketing and  242 in general and administrative. All of these employees are located in our facilities in Nanjing, except for eight employees located in our offices in Shanghai and Germany. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

E.	Share Ownership

The following table sets forth information, some of which has been obtained from public filings, with respect to the beneficial ownership of our ordinary shares as of May 28, 2009, by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number (1)	%(2)

Directors and Executive Officers:

Tingxiu Lu (3)	39,184,200	14.6

Jianhua Zhao (4)	19,224,000	7.2

Aihua Wang (4)	19,224,000	7.2

Ruennsheng Allen Wang (5)	*	*

Xiaoqian Zhou (6)	*	*

Richard Yumin Gu (7)	*	*

Fang Yang (8)	*	*

All Directors and Executive Officers as a Group	60,824,581	22.6

Principal Shareholders:

Elite Shine Group Limited (9)	39,184,200	14.6

Credit Suisse (10)	37,733,667	15.9

Exuberance Investment Limited (11)	32,678,274	12.2

Smooth King Investments Limited (12)	21,295,800	8.0

Brightest Power Holdings Limited (13)	19,224,000	7.2

PraxCapital Fund II, L.P (14)	16,043,934	6.0

*Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC, and includes voting or investment power with respect to the securities.

(2)
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group the number of ordinary shares outstanding as of as of the date of this annual report plus the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

(3)
Includes 39,184,200 ordinary shares ,beneficially owned by Elite Shine Group Limited, a British Virgin Islands company, which is 100% owned by Mr. Lu. The business address for Mr. Lu is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.

(4)
Includes 19,224,000 ordinary shares ,beneficially owned by Brightest Power Holdings Limited, a British Virgin Islands company, which is 100% owned by Dr. Zhao and Dr. Wang. Dr. Zhao and Dr. Wang are husband and wife, and their business address is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.

(5)
Represents ordinary shares and restricted shares held by Mr. Wang. Mr. Wang’s address is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.

(6)
Represents ordinary shares issued and issuable upon exercise of options held by Mr. Zhou. Mr. Zhou’s address is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.

(7)
Represents ordinary shares underlying ADSs held by Ms. Jian Yue Xue, the wife of Mr. Gu and ordinary shares issuable upon exercise of options held by Mr. Gu. Mr. Gu’s address is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.

(8)
Represents ordinary shares issuable upon exercise of options held by Mr. Yang. Mr. Yang’s address is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.

(9)	Elite Shine Group Limited is 100% owned by Mr. Lu. The address of Elite Shine Group Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(10)
Based on a Schedule 13G Amendment No. 1 filed by Credit Suisse on February 18, 2009, this represents the shares that may be deemed to be beneficially owned by Credit Suisse and includes 32,678,274 shares that China Harvest Fund, L.P. beneficially owns because of Credit Suisse’s relationship to China Harvest Fund, L.P.. Credit Suisse disclaims beneficial ownership of these 32,678,274 shares. The ultimate parent company of Credit Suisse is Credit Suisse Group, a corporation formed under the laws of Switzerland. Credit Suisse Group disclaims beneficial ownership of shares beneficially owned by its direct or indirect subsidiaries, including Credit Suisse. Credit Suisse’s business address is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. See footnote 11 for additional discussion of these shares.

(11)
Based on a Schedule 13G filed by Exuberance Investment Limited on February 14, 2008, this represents 32,678,274 ordinary shares held by Exuberance Investment Limited, a British Virgin Islands company, with the registered address at P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. Exuberance Investment Limited is 97.83% owned by China Harvest Fund, L.P., a Cayman Islands exempted limited partnership, and 2.17% owned by China Harvest Parallel Fund I, L.P., a Cayman Islands exempted limited partnership, each with the registered address at the offices of M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The general partner of China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is China Renaissance Capital Investment, L.P., a Cayman Islands exempted limited partnership. Voting and investment power of shares beneficially held by China Harvest Fund, L.P. is exercised by the investment committee of China Renaissance Capital Investment, L.P. which consists of Mark Qiu, Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi. The address for these committee members is c/o China Renaissance Capital Investment, L.P., M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(12)
Smooth King Investments Limited is 100% owned by Ms. Yingchun Huang. The address of Smooth King Investments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(13)
Brightest Power Holdings Limited is 100% owned by Dr. Zhao and Dr. Wang. The address of Brightest Power Holdings Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(14)
Based on a Schedule 13G Amendment No. 1 filed by PraxCapital Fund II, L.P. on February 13, 2009, this represents 16,043,934 ordinary shares held by PraxCapital Fund II, L.P., a Cayman Islands limited partnership, with the registered address at P.O. Box 309GT, Ugland House, South Church St., George Town, Grand Cayman. The general partner of PraxCapital Fund II, L.P. is Prax Capital GP II, a Cayman Islands company. Prax Capital GP II is controlled by its board of directors, consisting of Jose Luis Artiga, Fernando R. Vila, Jeff Jie-Ping Yao and Lei Xu. The address of Jose Luis Artiga is Chalet Augusta No. 2, 3963 Crains-Sur-Sierre, Switzerland. The address of Fernando R. Vila is 1001 Brickell Bay Drive, Suite 2402, Miami, Florida, 33131. The address of each of Jeff Jie-Ping Yao and Xu Lei is 333 Huai Hai Middle Road, Suite 1701, Shanghai, People’s Republic of China, 200021.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See Item 6, “Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

Restructuring

As Sunergy Nanjing is a company incorporated in China, PraxCapital Fund II, L.P., or PraxCapital, incorporated Sunergy BVI in the British Virgin Islands in January 2006 to facilitate its investment in our company offshore. PraxCapital contributed $13.1 million to Sunergy BVI in January 2006 to facilitate the subsequent restructuring steps, and Sunergy BVI issued one ordinary share to PraxCapital in January 2006 to complete Sunergy BVI’s incorporation procedures. Of the above $13.1 million contributed by PraxCapital, $10 million was further lent to Sunergy Nanjing to finance its operations, and the remaining $3.1 million was lent to the foreign shareholders of Sunergy Nanjing, namely Dr. Jianhua Zhao, Dr. Aihua Wang and Dr. Fengming Zhang, our former director and our former vice president in charge of manufacturing technology, in March 2006.

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

As agreed under the warrant purchase agreement, in April 2006, Sunergy BVI purchased all of the outstanding equity interests in Sunergy Nanjing from the shareholders of Sunergy Nanjing. The foreign shareholders of Sunergy Nanjing, namely Dr. Jianhua Zhao, Dr. Aihua Wang and Dr. Fengming Zhang, have released Sunergy BVI from its obligation to pay the purchase price of approximately $6.3 million. In accordance with the common practice in China, the PRC shareholder, Nanjing Xinde Assets Management Co., Ltd., or Xinde, an entity controlled by our chairman, Mr. Tingxiu Lu, was paid not less than its investment cost in Sunergy Nanjing, approximately $4.0 million. Under the above warrant purchase agreement, such amount was then contributed back to Sunergy Nanjing by Xinde as a cash advance to finance Sunergy Nanjing’s operations, and subsequently gifted to Sunergy Nanjing by Xinde in September 2006.

In April 2006, after Sunergy BVI acquired all of the outstanding equity interests in Sunergy Nanjing, pursuant to the above warrant purchase agreement, Sunergy BVI issued warrants to purchase an aggregate of 1,045,440 ordinary shares at the exercise price of $0.01 per share to the assignees of the original shareholders of Sunergy Nanjing as follows:

Shareholders of Sunergy Nanjing	Relationship	Assignees Who Received the Warrant	Number of Shares Underlying the Warrants	Relationship

Dr. Jianhua Zhao	our vice chairman and chief technology officer	Brightest Power Holdings Limited	203,040	controlled by Dr. Jianhua Zhao and his wife, Dr. Aihua Wang

Dr. Aihua Wang	our vice president in charge of research and development	Brightest Power Holdings Limited	203,040	controlled by Dr. Aihua Wang and her husband, Dr. Jianhua Zhao

Dr. Fengming Zhang	one of our former directors, and our former vice president in charge of manufacturing technology	Luck Great Investments Limited	97,200	controlled by Dr. Fengming Zhang
		Deutsche Bank AG acting through its London Branch	54,000	assignee
		Talent Day Investments Limited	86,400	controlled by Mr. Chengrong Xu, our then vice president in charge of administration and human resources

Xinde	jointly owned by Mr. Tingxiu Lu, and Ms. Yingchun Huang	Elite Shine Group Limited	391,842	controlled by Mr. Tingxiu Lu
		Smooth King Investments Limited	212,958	controlled by Ms. Yingchun Huang

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

According to Sunergy Nanjing’s original articles of association, certain crystalline silicon solar cell technology was to be contributed for $1.4 million of Sunergy Nanjing’s capital. In November 2004, all the shareholders of Sunergy Nanjing agreed that the above technology to be contributed by its foreign shareholders, namely Dr. Jianhua Zhao, Dr. Aihua Wang, Dr. Fengming Zhang, Mr. Huaijin Yang and Mr. Ted Szpitalak, who were then also our executive officers, was more valuable than the originally subscribed capital. Therefore, all the shareholders amended the articles of association of Sunergy Nanjing, and the contribution method of $810,000 of Sunergy Nanjing’s capital subscribed by these foreign shareholders was changed from cash or equipment to technology. In March 2006, Sunergy Nanjing decided that it would need the thin-film solar cell technology owned by its then foreign shareholders, namely Dr. Jianhua Zhao, Dr. Aihua Wang and Dr. Fengming Zhang, who were then also our executive officers. Therefore, all the shareholders amended the articles of association of Sunergy Nanjing, and the contribution method of $540,000 of Sunergy Nanjing’s capital subscribed by these foreign shareholders was changed from cash to technology. As the above technologies contributed were developed by individuals and there was no historic cost for such technologies, according to U.S. GAAP, we accounted for the above amendments to change the contribution method as forgiveness of shareholder loans. As the shareholders involved were also our executive officers, we recorded compensation charges of $810,000 and $540,000, respectively.

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

Transactions with Certain Directors, Shareholders and Affiliates

During the year ended December 31, 2006, we made non-trade cash advances to related parties with common ultimate investors to meet the temporary liquidity needs of these related parties. As of December 31, 2006, non-trade amounts due from these related parties were $0.4 million, including (a) cash advances to several entities controlled by Mr. Tingxiu Lu, our chairman, namely Jiangsu CEEG Transformer Manufacturing Co., Ltd., CEEG, Jiangsu CEEG Electrical Transmission and Distribution Equipment Co., Ltd., CEEG Nanjing International Trade Co., Ltd., Jiangsu CEEG Electrical Equipment Manufacturing Co, Ltd and CEEG Nanjing Electronic Technology Co., Ltd., and (b) cash advances to Jiangsu Tianhua Photo-electronic Technology Co., Ltd., an entity controlled by Dr. Jianhua Zhao, our vice chairman and chief technology officer.

Historically, we received non-trade cash advances from related parties with common ultimate investors for our temporary liquidity needs or for our bank deposits to secure notes payable used for our related parties’ settlement purposes according to the local banking practice. As of December 31, 2006, 2007 and 2008, amounts due to these related parties were nil, nil and nil, respectively.

In August 2006, Sunergy Nanjing entered into an agreement to lease warehouse premises of 3,000 square meters from CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd., an entity controlled by our chairman, for a term until September 2011. The tenancy agreement provides for annual rental payments of $8,000. The rental expense in the year ended December 31, 2006, 2007 and 2008 was approximately $2,000, $8,000 and $8,000, respectively. As of December 31, 2008, we had a rental payable balance of approximately $18,000 to CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd..

In 2006 and 2007, we purchased raw materials from CEEG Nanjing International Trade Co., Ltd. in the amount of $6.5 million and $1.2 million, respectively, and we also sold solar cells to CEEG Nanjing International Trade Co., Ltd. in the amount of $4.8 million and $3.2 million, respectively. In 2006, we also sold solar cells to Jiangsu East China Micro-ware Equipment Co., Ltd., an entity controlled by our chairman in the amounts of approximately $56,000.

In 2007 and 2008, we purchased raw materials from CEEG (Nanjing) Solar Research Institute, an entity controlled by our chairman, in the amount of $0.2 million and $11,000, respectively, and sold solar cells and solar modules to CEEG (Nanjing) Solar Research Institute in the amount of $1.5 million and $1.3 million.

In 2007 and 2008, we purchased raw materials from CEEG (Nanjing) Semiconductor Co., Ltd., an entity controlled by our chairman, in the amount of $1.4 million and $7.1 million, respectively, and sold off-specification wafers to CEEG (Nanjing) Semiconductor Co., Ltd. in the amount of $0.6 million in 2007. In July 2008, we issued a bank accepted note in the amount of approximately $14.7 million to CEEG (Nanjing) Semiconductor Co., Ltd. in connection with a raw material purchase contract entered into with this company in May 2008. As of December 31, 2008, we recorded a receivable balance from CEEG (Nanjing) Semiconductor Co., Ltd. in the amount of $11.5 million, which related to the prepayment we made (as evidenced by the bank accepted note issued in July 2008) in respect of the raw materials to be delivered by CEEG (Nanjing) Semiconductor Co., Ltd. In January 2009, we terminated this raw material purchase contract with CEEG (Nanjing) Semiconductor Co., Ltd. which subsequently returned our prepayment of $11.5 million.

In 2007, we sold solar cells to CEEG (Shanghai) Solar Science and Technology Co., Ltd., an entity controlled by our chairman, in the amount of $5.2 million. In 2008, we sold solar cells and solar wafers to CEEG (Shanghai) Solar Science and Technology Co., Ltd. in the aggregate amount of $46.6 million. As of December 31, 2008, we had a receivable balance from CEEG (Shanghai) Solar Science and Technology Co., Ltd. in the amount of $6.7 million, which related to the amounts payable to us in respect of sales of solar cells. We also outsourced the production of solar modules from our solar cells under processing arrangements with CEEG (Shanghai) Solar Science and Technology Co., Ltd. and procured the solar modules from it. CEEG (Shanghai) Solar Science and Technology Co., Ltd. charged us processing fees in the amount of $0.7 million and $0.3 million in 2007 and 2008, respectively.

In 2007,  we sold solar cells to CEEG (Nanjing) New Energy Co., Ltd., another entity controlled by our chairman, in the amount of approximately $42,000 We sold solar cells and solar wafers to CEEG (Nanjing) New Energy Co., Ltd. in the aggregate amount of approximately $7.2 million in 2008. As of December 31, 2008, we had a payable balance to CEEG (Nanjing) New Energy Co., Ltd. in the amount of approximately $2,000, which related to prepayment we received in respect of sales of solar cells.

In 2008, we purchased raw materials from China Electric Equipment Group (Hong Kong) Limited, another entity controlled by our chairman, in the amount of approximately $77,000. As of December 31, 2008, we had a payable balance to China Electric Equipment Group (Hong Kong) Limited in the amount of approximately $77,000 in respect of purchase of raw materials.

In January 2009, we entered into a purchase contract with Jiangxi Jingde Semiconductor New Material Co., Ltd., an entity controlled by our chairman, under which Jiangxi Jingde Semiconductor New Material Co., Ltd. agreed to supply an aggregate of 220 tons of polysilicon to us from March 2009 to December 2009. The contract provided a fixed price for the delivery in March 2009, and for the subsequent monthly delivery, the prices shall be negotiated between the parties before shipment and the prices shall be lower than the market price within certain percentage. In connection with this contract, we issued a bank accepted note in the amount of approximately $14.7 million to Jiangxi Jingde Semiconductor New Material Co., Ltd.

We made cash advances to directors in respect of travel expenses, amounting to approximately $1,000, nil and nil as of December 31, 2006, 2007 and 2008, respectively. Expense reimbursements payable to directors amounted to approximately $4,000, nil and nil, respectively, as of December 31, 2006, 2007 and 2008, respectively. In 2008, we withheld the individual income tax on behalf of our chief executive officer and director in the amount of approximately $0.4 million in connection with vested restricted shares granted to him, approximately $97,000 of which was forgiven by us in June 2009 with the remainder of the amount withheld being repaid by our chief executive officer in June 2009.

CEEG has guaranteed most of our bank borrowings. As of December 31, 2006, we had $76.1 million in outstanding borrowings guaranteed by CEEG and Jiangsu CEEG Electrical Transmission and Distribution Equipment Co., Ltd. As of December 31, 2007 and 2008, we had $63.0 million and $72.4 million, respectively, in outstanding borrowing guaranteed by CEEG. In February 2008, Mr. Tingxiu Lu entered into an agreement to guarantee approximately $4.4 million of our bank borrowings, which was repaid in August 2008. As of December 31, 2008, approximately $16.1 million of the short-term bank borrowings were jointly secured by the pledge of our raw materials and the guarantee of Mr. Tingxiu Lu. In November 2008, Jiangsu CEEG Equipment Co., Ltd. entered into agreements to jointly guarantee with CEEG  a total of approximately $14.6 million of our bank borrowings, which will become due in November 2009.

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

In November 2007, Sunergy BVI and CEEG jointly incorporated China Sunergy (Shanghai) Co., Ltd., or Sunergy Shanghai., in which we hold 95% interest, while CEEG holds 5% interest. According to our current plan, Sunergy Shanghai will primarily engage in solar power research and development activities. In September 2008, CEEG transferred its 5% equity interest in Sunergy Shanghai to Sunergy Hong Kong in consideration of approximately $0.3 million.

In November 2007, we entered into a cooperation construction agreement with CEEG to construct a transformer station located in CEEG Nanjing Science and Technology Park in order to meet the increased electricity requirement resulting from our expanded manufacturing capacity. The estimated expenses under the agreement are approximately $4.8 million, 50% of which will be shared by the two parties according to the proportion of electricity capacity they use, while the remaining 50% of which will be borne by the Administrative Commission of Nanjing Jiangning Economic & Technical Development Zone. In 2008, we purchased from CEEG some accessories, including electric transformers, high-voltage switch cabinet, power distribution boxes, switch cabinets and frequency converter cabinet in the total amount of approximately $1.4 million. As of December 31, 2008, we had a payable balance to CEEG in the amount of approximately $150,000, which related to amount payable in respect of purchase of the above accessories.

In October 2008, we entered into cooperation agreement with CEEG (Nanjing) Semiconductor Co., Ltd. and Nanjing University of Aeronautics and Astronautics to jointly develop cutting and texture technology. In October 2008, we assigned to CEEG Nanjing International Trade Co., Ltd. our creditor’s rights towards one of our suppliers in the amount of approximately $6.4 million. On December 30, 2008,  CEEG and CEEG Nanjing International Trade Co., Ltd. assigned to CEEG (Nanjing) New Energy Co., Ltd. their credit’s rights towards us in the amount of approximately $1.4 million and $0.3 million, respectively. The creditor’s rights of CEEG (Nanjing) New Energy Co., Ltd. towards us in the amount of approximately $1.7 million was subsequently offset by the corresponding amount that CEEG (Nanjing) New Energy Co., Ltd. owed to us. In April 2008, we also entered into an agreement to lease the land use right over a plot of land of 360 square meters from CEEG (Nanjing) Special Transformer Co., Ltd. for a term until March 2013 to construct a nitrogen station. The tenancy agreement provides for annual rental payments of approximately $3,000.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—Management—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—Management—Share Incentive Plan.”

Related Party Transaction Policy

We adopted an audit committee charter and a related party transaction policy, which require that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved or ratified by the committee.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.                      FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are a named defendant in three purported class actions currently pending in the United States District Court for the Southern District of New York—Brown v. China Sunergy Co., Ltd. et al., Case No. 07-CV-07895 (DAB), Sheshtawy v. China Sunergy Co., Ltd. et al., Case No. 07-CV-08656 (DAB), and Giombetti v. China Sunergy Co., Ltd. et al., Case No. 07-CV-09689 (DAB). On September 29, 2008, the District Court appointed a lead plaintiff and consolidated the three cases. The lead plaintiff filed a consolidated amended complaint on December 8, 2008.

The consolidated amended complaint purports to state class action claims against us in connection with our initial public offering and seeks unspecified damages. Specifically, the lead plaintiff alleges that we made false and misleading statements in our initial public offering registration statement and prospectus regarding, among other things, the procurement of polysilicon.

Several of our directors and officers, along with the investment banks that underwrote our initial public offering, are also named defendants in the cases. On January 1, 2009, the defendants filed a motion to dismiss the consolidated amended complaint.  Briefing on the motion was completed on May 1, 2009, the court had not yet ruled on the motion to dismiss.  We believe the case is without merit and intend to defend the actions vigorously.

In April 2008, the Nanjing Intermediate People’s Court issued a judgment in our favor for the first instance trial of our claim against Wuxi Zhuriyi International Trade Co., Ltd. Wuxi Zhuriyi International Trade Co., Ltd. was required to return our prepayment, pay us two times of the deposit and liquidated damages for its failure to perform its contractual obligations to deliver us silicon raw materials. In addition, we filed civil litigation with the Nanjing Intermediate People’s Court against Suzhou Shenlong PV Technology Co., Ltd. for its failure to perform its contractual obligations to deliver us silicon wafers. We also filed civil litigation with the Nanjing Intermediate People’s Court against Changzhou Meijing Solar Material Co., Ltd. for its failure to perform its contractual obligations to deliver us silicon wafers. These lawsuits were subsequently settled.

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

Since May 17, 2007, the closing price of our ADSs on the Nasdaq Global Market has ranged from $1.38 to $17.88 per ADS. For the year ended December 31, 2008, the closing price ranged from $1.51 to $17.71 per ADS.

The following table provides the high and low closing prices for our ADSs on the Nasdaq Global Market for the period indicated.

	Trading Price
	High	Low
	$	$

Annual High and Low

2007 (from May 17, 2007)	17.88	5.05

2008	17.71	1.51

Quarterly High and Low

Second Quarter 2007 (from May 17, 2007)	16.56	10.89

Third Quarter 2007	13.97	5.05

Fourth Quarter 2007	17.88	6.81

First Quarter 2008	17.71	6.49

Second Quarter 2008	14.29	7.49

Third Quarter 2008	12.03	6.80

Fourth Quarter 2008	7.54	1.51

First Quarter 2009	5.40	1.38

Monthly Highs and Lows

November 2008	5.40	1.51

December 2008	4.17	3.08

January 2009	4.36	3.00

February 2009	2.97	1.69

March 2009	3.35	1.38

April 2009	3.32	2.51

May 2009	3.99	3.01

June 2009 (through June 23)	6.08	3.80

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

The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association, as well as the Companies Law (2007 Revision) insofar as they relate to the material terms of our ordinary shares.

 Registered Office and Objects

The Registered Office of our company is at the offices of the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2007 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6.C. Board Practices — Board of Directors”

Ordinary Shares

General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our shareholders or board of directors subject to the Companies Law.

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded or required by the rules of the designated stock exchange as described in our amended and restate articles of association. A poll may be demanded by (a) the chairman of the meeting, (b) at least three shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy for the time being entitled to vote at the meeting, (c) any shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting, (d) a shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and holding not less than one-tenth of the issued share capital of our voting shares or (e) if required by the rules of the designated stock exchange, by any director or directors who, individually or collectively, hold proxies in respect of shares representing 5% or more of the total voting rights at such meeting.

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name or an amendment to our memorandum or articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any unissued shares.

Transfer of Shares. Subject to the restrictions of our amended and restated articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or a form prescribed by the designated stock exchange or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as the Nasdaq Global Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on prior notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, the rules of the designated stock exchange, our amended and restated memorandum and articles of association and to any special rights conferred on the holders of any shares or class of shares, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Register of Members. Pursuant to our amended and restated articles of association, our register of members and branch register of members shall be open for inspection by shareholders for such times and on such days as our board of directors shall determine, without charge, or by any other person upon a maximum payment of $2.50 or such other sum specified by the board, at the registered office or such other place at which the register is kept in accordance with the Companies Law or, upon a maximum payment of $1.00 or such other sum specified by the board, at our registration office, unless the register is closed in accordance with our amended and restated articles of association.

Inspection of Books and Records. No holders of our ordinary shares who is not a director shall have any right of inspecting any of our accounts, books or documents except as conferred by the Companies Law or authorized by the directors or by us in general meeting. However, we will make this annual report, which contains our audited financial statements, available to shareholders and ADS holders. See “Item 10.H. Documents on Display.”

C.           Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D.           Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.4 % appreciation of the RMB against the U.S. dollar between July 21, 2005 and March 31, 2009. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Administration Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008, respectively) and the the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange which came into effect on July 1, 1996, or the Rules, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. The State Council amended the Foreign Exchange Administration Rules on January 14, 1997 and August 5, 2009, respectively, providing that, among other things, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international current account payments and transfers. Renminbi can be freely converted into foreign currencies for international payment under capital accounts unless Chinese laws and regulations require obtaining prior approval from SAFE. However, for the international income under capital accounts, the conversion of foreign currencies into Renminbi is still subject to the prior approval of SAFE.

Under the Rules, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of certain capital account item transactions, document approval from SAFE.

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

E.           Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local, and other tax laws not addressed herein.

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

We have received an undertaking from the Governor in Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from August 22, 2006, no law which is enacted thereafter in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of us or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to its members or a payment of principal or interest or other sums due under a debenture or other obligation of us.

People’s Republic of China Taxation

Pursuant to the New EIT Law and the Implementing Regulation, both of which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place of business within China or if the dividends payable have no connection with the establishment or place of business of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Sunergy Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in Sunergy Nanjing, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the New EIT Law and the Implementing Regulation, if we and Sunergy Hong Kong were regarded as a resident enterprise, the dividends payable to Sunergy Hong Kong from Sunergy Nanjing would be exempt from the PRC income tax. If Sunergy Hong Kong is regarded as a non-resident enterprise, and therefore would be subject to a 5% withholding tax for any dividends payable to it from Sunergy Nanjing, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and debt service on any debt we may incur through our Cayman holding company, could be materially reduced.

In addition, because there remains uncertainty regarding the interpretation and implementation of the concept of “de facto management bodies” if we are regarded as a PRC resident enterprise under the New EIT Law, any dividends to be distributed by us to our non-PRC shareholders or holders of ADSs will be subject to a withholding tax. Unless there are further rules announced by the Chinese tax authorities, we may be required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders or holders of ADSs, or any gain realized by our non-PRC shareholders or holders of ADSs from transfer of the shares or ADSs.

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	regulated investment companies or real estate investment trusts;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership (or other entity taxable as a partnership) that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions we make to you with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) generally will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a “resident enterprise” under PRC tax law (see Item 10, “Additional Information—Taxation—People’s Republic of China Taxation”), we are eligible for the benefits of the income tax treaty between the United States and the PRC, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.” In addition, if PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares (see Item 10, “Additional Information—Taxation—People’s Republic of China Taxation”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, in the event we are deemed to be a “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see Item 10, “Additional Information—Taxation—People’s Republic of China Taxation”), a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as PRC source income. You should consult your tax advisor regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2008.  A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009 or any future taxable year. The composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations and raise in any offering. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•
the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs and ordinary shares, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the Nasdaq Global Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above.  A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year.  However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations.  We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If you hold ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to you, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-144282, as amended) and the prospectus under the Securities Act of 1933, with respect to our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-142574) to register the ADSs. We also filed with the SEC a registration statement on Form S-8 (File Number 333-148125, as amended) with respect to our securities to be issued under our First Plan.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

In accordance with Nasdaq Stock Market Marketplace Rules 4350(b), we will post this annual report on Form 20-F on our website at http://www.chinasunergy.com.

I.             Subsidiary Information

For a listing of our subsidiaries, see Item 4, “Information on the Company—Organizational Structure.”

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.9%, 1.8%, 1.5%, 4.8% and 5.9% in 2004, 2005, 2006, 2007 and 2008, respectively.

Foreign Exchange Risk

A major portion of our sales are denominated in Renminbi and Euros, with the remainder in U.S. dollars, while a substantial portion of our costs and expenses is denominated in U.S. dollars and Renminbi, with the remainder in Euros. Therefore, fluctuations in currency exchange rates could have a significant impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, affect our gross and net profit margins and could result in foreign exchange and operating losses.

Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2008, we had a Renminbi denominated cash balance of RMB546.5 million and a U.S. dollar denominated cash balance of $9.5 million. Assuming we had converted the U.S. dollar denominated cash balance of $9.5 million as of December 31, 2008 into Renminbi at the exchange rate of $1.00 for RMB6.8225 as of December 31, 2008, this cash balance would have been RMB64.8 million. Assuming a further 1% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB64.2 million as of December 31, 2008. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

We are also subject to foreign currency translation risk.  Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiary is Renminbi. We translate monetary assets and liabilities denominated in other currencies into Renminbi at the rates of exchange in effect at each balance sheet date. Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. We recorded these exchange gains and losses in the statements of operations. We recorded net foreign currency losses of $1.3 million, $1.2 million and $6.9 million in 2006, 2007 and 2008, respectively.

In 2008, our exposure to foreign currency risk was also impacted by an embedded foreign currency forward contract.  One of our supply contracts provided that the purchase price of the silicon raw materials to be acquired was denominated in U.S. dollars, which is not the functional currency of either of the contracting parties.  Accordingly, the contract contains an embedded foreign currency forward contract, which is required to be bifurcated and accounted for at fair value in accordance with the provisions of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Fluctuations in forward foreign exchange rates have impacted our assessment in determining the fair value of our embedded derivative.  In 2008, we recorded a loss on the change in fair value of the embedded derivative of $7.6 million which was included in the line item “Change in fair value of derivative” in the consolidated statements of operations.

In 2008, we entered into a series of foreign currency forward contracts with certain banks to hedge our exposure to foreign currency exchange risk.  As of December 31, 2008, we had foreign currency forward contracts with a total contract value of approximately EUR33.0 million. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts.  As at December 31, 2008, we recorded change in fair value of derivatives related to the forward foreign currency exchange contracts of $2.3 million, which was included in the line item “Change in fair value of derivative” in the consolidated statements of operations. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations.

Counterparty Risk

Outstanding financial derivative instruments expose us to credit loss in the event of non-performance by the counterparties to the agreements. On a periodic basis, we review the credit ratings of our counterparties and adjust our exposure as deemed appropriate. The counterparty risk has been considered in the fair value measurement of derivative instruments.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term borrowings, as well as interest income generated by excess cash invested in demand deposits with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, because most of our borrowings bear fixed interest rates. However, our future interest expense may increase due to changes in market interest rates.

ITEM 12.               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

II.	PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The following “Use of Proceeds” information relates to:

•
the registration statement on Form F-1 (File number: 333-142367), or the IPO Registration Statement for our initial public offering of 9,775,000 American depositary shares, which IPO Registration Statement was declared effective by the SEC on May 16, 2007; and

•
the registration statement on Form F-3 (File number: 333-151518), or the Shelf Registration Statement for our registration of convertible senior notes, which Shelf Registration Statement was declared effective by the SEC on June 19, 2008.

We received net proceeds after expenses of approximately $95.9 million from our initial public offering and net proceeds of approximately $50.2 million from the sale of our convertible senior notes.

The net proceeds from our public offering on NASDAQ were allocated as follows:

•	approximately $60 million for purchasing raw materials and other working capital requirements; and

•	approximately $20 million for modifying our existing solar cell manufacturing lines and expanding our solar cell manufacturing facilities.

Among the remaining amount of the net proceeds, approximately $11 million has been pledged to procure RMB bank loans for our working capital requirements.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Cowen and Company, LLC and Jefferies & Company, Inc. the underwriters for our initial public offering.

We used the net proceeds from the sale of our convertible senior notes as follows:

•	approximately $30 million for expansion of production capacity;

•	approximately $10 million for enhancement of research and development; and

•	the reminder for development, and general corporate purposes

Credit Suisse Securities (USA) LLC served as the initial purchaser for the sale of our convertible senior notes.

As of December 31, 2008, our cash resources amount to $94.8 million, comprised of cash on hand and demand deposits.

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

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

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

 Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., has audited the financial statements included in this annual report on Form 20-F.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

CHINA SUNERGY CO., LTD.:

 We have audited internal control over financial reporting China Sunergy Co., Ltd and subsidiaries (the "Company") as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2008, of the Company and our report dated June 26, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/DELOITTE  TOUCHE TOHMATSU CPA LTD.

Shanghai, China

June 26, 2009

Changes in Internal Control

No change in our internal control over financial reporting occurred during the year ended December 31, 2008 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Merry Tang, an independent director and member of our audit committee, is an audit committee financial expert.

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

	2007	2008
Audit fees(1)	$480,000	$1,140,516
Audit-related fees(2)	$300,000	$393,384
Tax fees	—	—
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)
“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice, and other audit-related services for the years ended December 31, 2007 and December 31, 2008.

We engaged Deloitte Touche Tohmatsu CPA Ltd. in 2006. Total service fees billed to 2006 related to these professional services in  2007 and 2008 amounted to $780,000 and $1,533,900, respectively.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are in compliance with the Nasdaq corporate governance rules with respect to the audit committee.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq listed company to obtain its shareholders’ approval of stock option plans or other equity compensation arrangements, and any material amendments to such plans or arrangements. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Upon board approval in May 2009, we effected amendments to our First Plan. We believe that some of the amendments are material changes to the then existing plan.  Our Cayman Islands counsel has provided a letter to Nasdaq dated May 14, 2009, confirming that under the existing Cayman Islands law, we are not required to obtain shareholders’ approval for amendments to our existing equity incentive plan. Nasdaq has acknowledged the receipt of such letter and our home country practice with respect to approval for amendments to our equity incentive plan.

Other than the home country practice described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq Rules.

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

2.4
Indenture dated as of July 1, 2008 between Wilmington Trust Company and the Registrant (incorporated by reference to Exhibit 4.8 of the Report of Foreign Private Issuer on Form 6-K filed by China Sunergy Co., Ltd. on July 2, 2008).

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

4.5
Agreement for the Transfer and Assumption of Obligations among the Registrant, Sunergy BVI and other parties therein dated as of August 29, 2006(incorporated by reference to Exhibit 4.8 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.6
Subscription Agreement among the Sunergy BVI, Sunergy Nanjing and other parties therein dated as of April 4, 2006(incorporated by reference to Exhibit 4.9 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007)

Exhibit Number	Description of Document
4.7
Warrant Purchase Agreement among the Sunergy BVI, Sunergy Nanjing and other parties therein dated as of March 8, 2006(incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.8
Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 4.1 from our Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (File No. 333-148125), as amended, filed with the Commission on June 22, 2009).

4.9	Second Share Incentive Plan, including form of Restricted Share Award Agreement.
4.10
Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.11*	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant.
4.12	Form of Director Agreement between the Registrant and certain independent directors.
4.13
English Translation of Authorization License for Usage of Trademark between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of June 7, 2006(incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.14
English Translation of Trademark License Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of March 15, 2006(incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.15
English Translation of License Authorization for Usage of Trademark between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of February 9, 2006(incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.16
English Translation of Purchase Contract between Jiangsu Zhongneng and Sunergy Nanjing  dated as of March 1, 2007 (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

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

4.20
English Translation of Joint Venture Contract between Sunergy BVI and CEEG in 2007 (incorporated by reference to Exhibit 4.50 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.21
English Translation of Land Use Right Transfer Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing  dated as of July 23, 2007 (incorporated by reference to Exhibit 4.51 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.22
English Translation of Form of Equipment Purchase Contract between China Electric Equipment Group Co., Ltd and Sunergy Nanjing (incorporated by reference to Exhibit 4.52 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.23
English Translation of Form of Guarantee Contract between China Electric Equipment Group Co., Ltd. and Bank of Communications (incorporated by reference to Exhibit 4.53 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

Exhibit Number	Description of Document
4.24
English Translation of Comprehensive Credit Granting Contract between Sunergy Nanjing and China Citic Bank dated as of January 9, 2008 (incorporated by reference to Exhibit 4.54 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.25
English Translation of Maximum Guarantee Contract between China Electric Equipment Group Co., Ltd. and China Citic Bank dated as of January 9, 2008 (incorporated by reference to Exhibit 4.55 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.26
English Translation of Maximun Guarantee Contract between China Electric Equipment Group Co., Ltd. and Huaxia Bank dated as of May 31, 2007(incorporated by reference to Exhibit 4.56 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.27
English Translation of Form of Guarantee Contract between China Electric Equipment Group Co., Ltd. and Industrial and Commercial Bank of China (incorporated by reference to Exhibit 4.57 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.28
English Translation of Maximum Guarantee Contract between China Electric Equipment Group Co., Ltd. and Evergrowing Bank dated as of November 1, 2007 (incorporated by reference to Exhibit 4.58 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.29
English Translation of Guarantee Contract among China Electric Equipment Group, Tingxiu Lu and  Agriculture Bank of China dated as of December 27, 2007 (incorporated by reference to Exhibit 4.59 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.30
English Translation of Guarantee Contract between China Electric Equipment Group Co., Ltd. and  Nanjing Jiangning Rural Credit Cooperative dated as of January 24, 2008 (incorporated by reference to Exhibit 4.60 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.31
English Translation of Guarantee Contract between China Construction Bank and China Electric Equipment Group Co., Ltd. dated as of November 15,2007 (incorporated by reference to Exhibit 4.61 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008)

4.32
English Translation of Guarantee Contract between Tingxiu Lu and  Bank of Shanghai dated as of February 2, 2008 (incorporated by reference to Exhibit 4.62 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.33
English Translation of Guarantee Contract between China Electric Equipment Group Co., Ltd. and Bank of Shanghai dated as of February 2, 2008 (incorporated by reference to Exhibit 4.63 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.34
English Translation of Credit Granting Contract between Sunergy Nanjing and China Merchant Bank dated as of January 18, 2008 (incorporated by reference to Exhibit 4.64 from our Annual Report on Form 20-F (file no .001-33433) filed with the Securities and Exchange Commission on June 9, 2008).

4.35
English Translation of Agreement on Co-Construction Transformer Substation between China Electric Equipment Group Co., Ltd. dated as of November 2, 2007 (incorporated by reference to Exhibit 4.65 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.36 †
Sales Contract between Aleo Solar AG and Sunergy Nanjing dated as of October 4, 2007 as well as Supplementary Contract dated as of January 21, 2008 (incorporated by reference to Exhibit 4.66 from our  Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

Exhibit Number	Description of Document
4.37
English Translation of Sales Contract between CEEG Nanjing International Trade Co., Ltd. and Sunergy Nanjing dated as of October 15, 2007. (incorporated by reference to Exhibit 4.67 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.38
English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Material Co., Ltd. and Sunergy Nanjing dated as of December 11, 2007. (incorporated by reference to Exhibit 4.68 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.39
English Translation of Form of Purchase Contract between CEEG (Nanjing) Semiconductor Material Co., Ltd. and Sunergy Nanjing. (incorporated by reference to Exhibit 4.69 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.40
English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Material Co., Ltd. and Sunergy Nanjing dated as of December 29, 2007. (incorporated by reference to Exhibit 4.70 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.41
English Translation of Sales Contract between CEEG (Nanjing) Semiconductor Material Co., Ltd. and Sunergy Nanjing dated as of November 20, 2007. (incorporated by reference to Exhibit 4.71 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.42
English Translation of Purchase Contract between CEEG (Nanjing) Solar Research Institute and Sunergy Nanjing dated as of November 28, 2007. (incorporated by reference to Exhibit 4.72 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.43
English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing (incorporated by reference to Exhibit 4.73 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.44
English Translation of Long-term Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of January 10, 2008 (incorporated by reference to Exhibit 4.74 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008)

4.45
English Translation of Purchase Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of November 28, 2007 (incorporated by reference to Exhibit 4.75 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.46
English Translation of Module Processing Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of December 19, 2007 (incorporated by reference to Exhibit 4.76 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.47
English Translation of Security Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing (incorporated by reference to Exhibit 4.77 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.48*	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Material Co., Ltd. and Sunergy Nanjing dated as of June 16, 2008 and its supplemental agreement dated as of July 29, 2008.
4.49*	English Translation of Sales Contract between China Electric Equipment Group (Hong Kong) Limited and Sunergy Nanjing dated as of June 3, 2008.
4.50*	English Translation of Purchase Contract between Jiangxi Jingde Semiconductor New Material Co., Ltd. and Sunergy Nanjing dated as of January 19, 2009.
4.51*	English Translation of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of April 7, 2008.

Exhibit Number	Description of Document
4.52*	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing.
4.53*	English Translation of Long-term Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of January 10, 2008.
4.54*	English Translation of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of July 2, 2008.
4.55*	English Translation of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of August 20, 2008.
4.56*	English Translation of Sales Contract between CEEG (Nanjing) New Energy Co., Ltd. and Sunergy Nanjing dated as of September 8, 2008.
4.57*	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing and its supplementary contract.
4.58*	English Translation of Creditor’s Rights Transfer Contract between CEEG (Nanjing) International Trading Co., Ltd. and Sunergy Nanjing dated as of October 14, 2008.
4.59*	English Translation of Agreement among CEEG, CEEG (Nanjing) New Energy Co., Ltd. and Sunergy Nanjing dated as of December 30, 2008.
4.60*	English Translation of Agreement among CEEG, CEEG (Nanjing) International Trade Co., Ltd. and Sunergy Nanjing dated as of December 31, 2008.
4.61*
English Translation of Equity Interest Transfer Agreement regarding the transfer of equity interest in China Sunergy (Shanghai) Co., Ltd. between China Electric Equipment Group Co., Ltd. and China Sunergy (Hong Kong) Co., Ltd. dated as of September 1, 2008

4.62
ADS Lending Agreement, dated June 25, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by China Sunergy Co., Ltd. on July 2, 2008).

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

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

*    Filed with this Annual Report on Form 20-F.

†   Confidential treatment has been granted with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 406 under the Securities Act of 1933.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SUNERGY CO., LTD.

By	/S/ RUENNSHENG ALLEN WANG
Name:	Ruennsheng Allen Wang
Title:	Chief Executive Officer

Date: June 26, 2009

CHINA SUNERGY CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of China Sunergy Co., Ltd.

We have audited the accompanying consolidated balance sheets of China Sunergy Co., Ltd. (the "Company") and subsidiaries (collectively referred to as the "Group”) as of December 31, 2006, 2007 and 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Sunergy Co., Ltd. and subsidiaries as of December 31, 2006, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 26, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.

Shanghai, China
June 26, 2009

CHINA SUNERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars)

	December 31,
	2006	2007	2008
	$	$	$

ASSETS
Current assets:
Cash and cash equivalents	14,749,575	60,457,666	94,799,699
Restricted cash	4,952,473	23,473,400	62,399,835
Inventories, net	44,331,156	56,091,909	59,124,619
Accounts receivable, net of allowance for doubtful accounts of, $nil, $nil and $349 in 2006, 2007 and 2008, respectively	43,048,151	26,817,355	8,905,979
Advances to suppliers, net of allowance for doubtful accounts of $nil, $1,109,602 and $1,105,384 in 2006, 2007 and 2008, respectively	26,281,257	79,912,181	7,319,946
Amounts due from related parties	1,976,410	2,111,890	18,583,319
Current deferred tax assets	-	527,361	1,992,759
Prepaid expenses and other current assets	1,081,935	16,315,963	11,531,250
Total current assets	136,420,957	265,707,725	264,657,406
Prepayments for equipment	7,271,178	7,535,411	173,208
Property, plant and equipment, net	31,458,453	45,393,354	102,608,619
Prepaid land use rights	1,026,447	2,179,486	6,441,567
Non-current deferred tax assets	150,431	328,574	1,511,797
Restricted cash- Collateral account	-	-	17,502,450
Convertible bond issuance cost	-	-	3,450,859
Other long-term assets	-	-	1,378,659
TOTAL ASSETS	176,327,466	321,144,550	397,724,565

 (Continued)

CHINA SUNERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars)

	December 31,
	2006	2007	2008
	$	$	$

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	69,262,771	121,841,022	97,299,027
Current portion of long-term borrowings	8,673,886	-	-
Accounts payable- Trade	7,123,668	3,477,132	18,033,583
Accounts payable- non-Trade	4,721,828	3,679,981	11,065,565
Notes payable	-	-	14,631,434
Accrued expenses and other current liabilities	1,368,368	2,344,176	4,639,648
Advances from customers	949,915	4,892,450	706,055
Amounts due to related parties	3,742	8,214	246,465
Total current liabilities	92,104,178	136,242,975	146,621,777
Collateral account payable	-	-	17,502,450
Derivative liabilities	-	-	9,058,340
Convertible bond payable	-	-	48,098,364
Other liabilities	157,595	1,053,482	1,187,233
Total liabilities	92,261,773	137,296,457	222,468,164
Commitments and contingencies (Note 19)

Minority Interest	-	-	299,020
Mezzanine equity:
Series A redeemable convertible preferred shares ($0.0001 par value; 12,847,300 shares authorized, 12,847,340, nil and nil shares issued and outstanding as of December 31, 2006 2007 and 2008, respectively)	13,227,862	-	-
Series B redeemable convertible preferred shares ($0.0001 par value; 23,905,100 shares authorized, 23,905,100, nil and nil shares issued and outstanding as of December 31, 2006 2007 and 2008, respectively)	28,501,788	-	-
Series C redeemable convertible preferred shares ($0.0001 par value; 6,901,000 shares authorized, 6,901,000, nil and nil shares issued and outstanding as of December 31, 2006 2007 and 2008, respectively)	20,056,093	-	-

Shareholders' equity:
Ordinary shares (par value $0.0001; 463,247,600 shares authorized, 104,544,000, 237,332,777 and 267,766,443 shares issued and outstanding as of December 31, 2006, 2007 and 2008, respectively)	10,454	23,733	26,777
Additional paid-in capital	20,144,945	178,361,461	182,070,348
Subscription receivable	-	-	(405,313)
Accumulated deficit	-	(4,854,650)	(27,792,246)
Accumulated other comprehensive income	2,124,551	10,317,549	21,057,815
Total shareholders’ equity	22,279,950	183,848,093	174,957,381
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	176,327,466	321,144,550	397,724,565

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except share data)

	Years ended December 31,
	2006	2007	2008
	$	$	$

Sales to third parties	144,692,707	224,315,485	295,919,243
Sales to related parties	4,828,237	10,592,416	55,000,718
Total revenues	149,520,944	234,907,901	350,919,961
Cost of sales to third parties	(118,597,234)	(206,032,155)	(284,311,888)
Cost of sales to related parties	(4,292,012)	(10,848,766)	(51,142,106)

Cost of revenues	(122,889,246)	(216,880,921)	(335,453,994)
Gross profit	26,631,698	18,026,980	15,465,967
Selling expenses	(1,014,442)	(1,644,234)	(3,866,300)
General and administrative expenses	(9,900,617)	(13,664,204)	(16,778,970)
Research and development expenses	(545,783)	(2,555,073)	(1,870,882)
Total operating expenses	(11,460,842)	(17,863,511)	(22,516,152)
Income (loss) from operations	15,170,856	163,469	(7,050,185)
Interest expense	(3,002,054)	(7,394,229)	(8,069,073)
Interest income	419,720	1,577,194	1,664,683
Changes in fair value of derivatives	-	-	(9,864,075)
Other (expense) income, net	(844,814)	93,412	(2,267,567)
Income (loss) before income taxes	11,743,708	(5,560,154)	(25,586,217)
Tax benefit	70,674	705,504	2,648,621
Net income (loss)	11,814,382	(4,854,650)	(22,937,596)

Dividend on Series A redeemable convertible preferred shares	(13,377,452)	(154,723)	-
Dividend on Series B redeemable convertible preferred shares	(28,551,788)	(330,229)	-
Dividend on Series C redeemable convertible preferred shares	(7,097,263)	(233,125)	-
Net loss attributable to holders of ordinary shares	(37,212,121)	(5,572,727)	(22,937,596)

Net loss per share:
Basic	$(0.36)	$(0.04)	$(0.10)
Diluted	$(0.36)	$(0.04)	$(0.10)

Shares used in computation:
Basic	103,583,178	185,165,757	238,079,890
Diluted	103,583,178	185,165,757	238,079,890

The accompany notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME (LOSS)
(In U.S. dollars, except share data)

						Accumulated
			Additional			other
			paid-in	Subscription	Accumulated	comprehensive		Comprehensive
	Ordinary shares		capital	receivable	(deficit)	income	Total	(loss) income
	Number	$	$	$	$	$	$	$

Balance at January 1, 2006	-	-	9,450,000	(3,052,020)	(1,266,067)	108,024	5,239,937

Reorganization
Contribution from shareholders	-	-	-	2,512,020	-	-	2,512,020
Excess of prorata distribution to shareholders	-	-	3,708,844	-	-	-	3,708,844
Forgiveness of shareholder receivable	-	-	-	540,000	-	-	540,000
Purchase and retirement of treasury shares	-	-	(2,701,792)	-	-	-	(2,701,792)
Distribution on reorganization	-	-	-	(4,046,811)	-	-	(4,046,811)
Issuance of ordinary shares	99,144,000	9,914	-	-	-	-	9,914
Exercise of warrant	5,400,000	540	-	-	-	-	540
Return of distribution on reorganization	-	-	-	4,046,811	-	-	4,046,811
Series A beneficial conversion
Feature	-	-	13,110,400	-	-	-	13,110,400
Series B beneficial conversion
Feature	-	-	27,999,948	-	-	-	27,999,948
Series C beneficial conversion
Feature	-	-	6,941,170	-	-	-	6,941,170
Dividend on Series A redeemable convertible preferred shares	-	-	(2,829,137)	-	(10,548,315)	-	(13,377,452)
Dividend on Series B redeemable convertible preferred shares	-	-	(28,551,788)	-	-	-	(28,551,788)
Dividend on Series C redeemable convertible preferred shares	-	-	(7,097,263)	-	-	-	(7,097,263)
Share-based compensation	-	-	114,563	-	-	-	114,563
Net income	-	-	-	-	11,814,382	-	11,814,382	11,814,382
Foreign currency translation adjustments	-	-	-	-	-	2,016,527	2,016,527	2,016,527
Balance at December 31, 2006	104,544,000	10,454	20,144,945	-	-	2,124,551	22,279,950	13,830,909
Issuance of ordinary shares upon initial public offering net of issuance cost of $11,616,804	58,650,000	5,865	95,902,331	-	-	-	95,908,196
Dividend on Series A redeemable convertible preferred shares	-	-	(154,723)	-	-	-	(154,723)
Dividend on Series B redeemable convertible preferred shares	-	-	(330,229)	-	-	-	(330,229)
Dividend on Series C redeemable convertible preferred shares	-	-	(233,125)	-	-	-	(233,125)
Conversion of Series A, B and C redeemable convertible preferred shares into ordinary shares	74,138,777	7,414	62,496,406	-	-	-	62,503,820
Share-based compensation	-	-	535,856	-	-	-	535,856
Net loss	-	-	-	-	(4,854,650)	-	(4,854,650)	(4,854,650)
Foreign currency translation adjustments	-	-	-	-	-	8,192,998	8,192,998	8,192,998
Balance at December 31, 2007	237,332,777	23,733	178,361,461	-	(4,854,650)	10,317,549	183,848,093	3,338,348
Issuance of restricted shares	3,476,086	348	3,128	-	-	-	3,476
Exercise of share options	371,580	37	476,824	(405,313)	-	-	71,548
Issuance of ordinary shares under share lending facility	26,586,000	2,659	(2,659)	-	-	-	-
Share-based compensation	-	-	3,231,594	-	-	-	3,231,594
Net loss	-	-	-	-	(22,937,596)	-	(22,937,596)	(22,937,596)
Foreign currency translation adjustments	-	-	-	-		10,740,266	10,740,266	10,740,266
Balance at December 31, 2008	267,766,443	26,777	182,070,348	(405,313)	(27,792,246)	21,057,815	174,957,381	(12,197,330)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years ended December 31,
	2006	2007	2008
	$	$	$

Operating activities:
Net loss attributable to holders of ordinary shares	(37,212,121)	(5,572,727)	(22,937,596)
Dividend on Series A redeemable convertible preferred shares	13,377,452	154,723	-
Dividend on Series B redeemable convertible preferred shares	28,551,788	330,229	-
Dividend on Series C redeemable convertible preferred shares	7,097,263	233,125	-
Net income (loss)	11,814,382	(4,854,650)	(22,937,596)

Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,798,331	4,315,613	5,814,348
Bad debt provision (recoveries)	-	1,134,926	(76,384)
Inventory write-down	-	1,661,594	11,769,435
Share-based compensation	114,563	535,856	3,231,594
Forgiveness of shareholder receivable	540,000	-	-
Excess of prorata distribution to shareholders	3,708,844	-	-
Purchase and retirement of treasury shares	408,608	-	-
Loss from disposal of property, plant and equipment	61,677	54,397	78,563
Loss on changes in fair value of derivatives	-	-	9,864,075
Gain on repurchase of convertible notes	-	-	(4,525,625)
Amortization of convertible bonds issuance cost		-	886,715
Others	-	-	(173,658)

Changes in operating assets and liabilities:
Inventories	(37,684,121)	(13,422,347)	(14,651,994)
Accounts receivable	(41,342,761)	16,230,796	17,911,376
Advances to suppliers	(8,872,960)	(54,740,526)	72,359,945
Prepaid expenses and other current assets	(801,077)	(15,259,352)	5,602,661
Amounts due from related parties	(1,925,286)	(135,480)	(1,805,017)
Accounts payable	5,495,031	(3,402,165)	13,827,681
Accrued expenses and other current liabilities	560,976	917,413	2,135,799
Accrued warranty costs	157,595	80,505	125,564
Advances from customers	(10,181,955)	3,942,535	(4,186,395)
Amount due to related parties	-	4,472	238,251
Deferred other income	-	815,382	254,854
Accrued interest expense	71,773	58,395	108,891
Income tax payable		-	(1,250,477)
Deferred tax assets	(70,674)	(705,504)	(2,648,621)

Net cash (used in) provided by operating activities	(76,147,054)	(62,768,140)	91,953,985
Investing activities:
Purchases of property, plant and equipment	(23,143,893)	(15,568,560)	(44,080,514)
Proceeds from disposal of property, plant and equipment	2,505	110	5,661
Purchase of land use rights	(1,727,780)	(1,182,432)	(4,330,930)
Purchase of long-term assets	-	-	(936,817)
Proceeds from government grant	1,105,538	-	24,566
Change in restricted cash	17,006,193	(18,520,927)	(38,926,435)
Net cash used in investing activities	(6,757,437)	(35,271,809)	(88,244,469)

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years ended December 31,
	2006	2007	2008
	$	$	$

Financing activities:
Proceeds from investor upon formation of the Company	13,110,400	-	-
Issuance cost of Series A redeemable convertible preference shares	(99,590)	-	-
Proceeds from issuance of Series B redeemable convertible preference shares	27,999,948	-	-
Proceeds from issuance of Series C redeemable convertible preference shares	20,000,000	-	-
Proceeds from issuance of ordinary shares	10,454	107,525,000	-
Issuance cost of ordinary shares	-	(11,616,804)	-
Proceeds from issuance of convertible senior notes	-	-	54,500,000
Issuance cost of convertible senior notes	-	-	(4,337,573)
Payment of convertible senior notes repurchase	-	-	(1,974,375)
Proceeds received from exercise of options	-	-	71,548
Cash contributions received from shareholders	2,512,020	-	-
Cash contributions received from minority shareholder	-	-	299,020
Distribution on reorganisation	(4,046,811)	-	-
Return of distribution on reorganisation	4,046,811	-	-
Purchase and retirement of treasury share	(3,110,400)	-	-
Amounts due from related parties	14,053,159	-	-
Amounts due to related parties	(28,433,126)	-	-
Proceeds from short-term bank borrowings	80,087,689	168,006,462	142,450,312
Repayment of bank borrowings	(34,007,393)	(128,882,001)	(175,109,760)
Net cash provided by financing activities	92,123,161	135,032,657	15,899,172
Effect of exchange rate changes on cash and cash equivalents	2,765,518	8,715,383	14,733,345
Net increase in cash and cash equivalents	11,984,188	45,708,091	34,342,033

Cash and cash equivalents at the beginning of the year	2,765,387	14,749,575	60,457,666
Cash and cash equivalents at the end of the year	14,749,575	60,457,666	94,799,699
Supplemental disclosure of cash flow information:

Interest paid	3,002,054	7,210,061	7,083,994
Income taxes paid	-	-	1,250,477
Supplemental disclosure of non-cash investing activities:
Purchase of property, plant and equipment included in accounts payable	4,721,828	1,286,218	8,114,354
Supplemental disclosure of non-cash financing activities:
Exchange of investor contribution for Series A redeemable convertible preference shares	13,010,810	-	-
Redeemable convertible preference shares issuance costs included in accrued expenses and other current liabilities	200,000	-	-

The accompanying notes are an integral part of the consolidated financial statements.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

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

On April 26, 2006, China Sunergy BVI issued 1,045,440 warrants on a pro rata basis to the shareholders, or their assignees, that owned 100% of China Sunergy (Nanjing) Co., Ltd. (“Sunergy Nanjing”) in exchange for their equity interests (see Note 10). This transaction has been accounted for as a legal reorganization with all shares and per share data being restated to give retroactive effect to this transaction. Of the 1,045,440 warrants, 991,440 warrants were exercised immediately into ordinary shares, and the remaining 54,000 warrants were exercised in August 2006.

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

The Company and its subsidiaries (collectively referred to as the "Group”) are principally engaged in the design, development, manufacturing and marketing of solar cells in the People’s Republic of China (the “PRC”) and overseas markets. During the periods covered by the consolidated financial statements, substantially all of the Group's business was conducted through Sunergy Nanjing.

As of December 31, 2008, the Company’s subsidiaries include the following entities:

		Date of	Percentage of
Subsidiaries' Name	Principal Activities	Incorporation	Ownership	Place of Incorporation

China Sunergy Co., Ltd.	Investment Holding	January 27, 2006	100%	British Virgin Islands
China Sunergy (Hong Kong) Co., Limited	Investment Holding	December 7, 2007	100%	Hong Kong
China Sunergy Europe Gmbh	Marketing Service	November 27, 2007	100%	Germany
China Sunergy (Nanjing) Co., Ltd. (previously named as CEEG (Nanjing) PV-Tech Co., Ltd)	Solar cells manufacturing	August 2, 2004	100%	PRC
China Sunergy (Shanghai) Co., Ltd. (previously named as CEEG (Shanghai) PV-Tech Co., Ltd)	Solar cells manufacturing	November 1, 2007	95% (Note)	PRC

Note: China Sunergy (Shanghai) Co. Ltd. does not commence operation as of December 31, 2008.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the assets, liabilities, revenues and expenses of the Group. All significant intercompany transactions and balances have been eliminated on consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the consolidated financial statements include inventory valuation, purchase commitment, allowance on accounts receivable and supplier advances, provision of warranty costs, assumptions used in embedded derivative evaluation of long-term purchase contract, forfeiture rate of options, capitalized interest and the useful lives of and impairment for property, plant and equipment, prepaid land use rights and other long-term assets.

(d)	Cash and cash equivalents and restricted cash

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Restricted cash represents bank deposits for securing letter of credit, bank promissory note and bank guarantee that are not available for use in operations.

(e)	Fair value of financial instruments

The Group’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, certain amounts due from related parties, short-term borrowings, accounts payable, notes payable, convertible senior notes and derivative liabilities. For cash and cash equivalents, restricted cash, accounts receivable, certain amounts due from related parties, short-term borrowings, accounts payable, notes payable, the carrying amounts of these financial instruments as of December 31, 2007 and 2008 were considered representative of their fair values due to their short terms in nature. For convertible senior notes, the fair value is measured based on observable market quotes. For fair value of derivative instruments, the Group uses the observable rates or when observable rates are not readily available, uses discounted cash flow technique involving management's estimation. Refer to Note 8 for fair value measurement.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(f)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted-average method.

The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required.

The Group outsourced portions of its manufacturing process, including transforming polysilicon to ingots, cutting ingots into wafers, and assembling cells into modules. These outsourcing arrangements do not include transfer of title of the inventory (silicon, ingots or cells) to the outside manufacturers. Such polysilicon and ingots are recorded as raw material inventory when purchased from suppliers and while in the possession of the outsourced manufacturers. Upon receipt of the processed polysilicon, ingots and cells, it is recorded as raw material and finished goods respectively, and the processing fee is paid to the manufacturers and capitalized as cost of inventory.

(g)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Machinery	10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years

Costs incurred in constructing new facilities, including progress payments and other costs related to construction, are capitalized and transferred to property, plant and equipment on completion, at which time depreciation commences. Interest cost incurred and capitalized in respect of construction of new facilities amounted to $nil, $nil and $2,492,328 for the years ended December 31, 2006, 2007 and 2008, respectively.

(h)	Prepaid land use rights

Prepaid land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over 50 years based on the terms of the land use right agreements.

(i)	Impairment of long-lived assets

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

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(j)	Derivative financial instruments

The Group entered into certain foreign exchange forward contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with sales contracts denominated in Euro or U.S. dollar. The Group also has a supply agreement containing embedded foreign currency derivative. The Group accounts for the forward contracts as well as the embedded derivative pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended and interpreted, and recognizes all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets. The derivatives do not qualify for hedge accounting and, as a result, the changes in fair value of the derivatives are recognized in the statement of operations.

(k)	Income taxes

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

(l)	Revenue recognition

Sales of solar cells and modules are recorded when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. Customers do not have any rights of return. A portion of the Group's sales to domestic customers require the customers to prepay before delivery has occurred. Such prepayments are recorded as advances from customers in the consolidated balance sheets until delivery has occurred. A majority of the Group’s contracts with overseas customers are written such that the customer takes title and assumes the risks and rewards of ownership of the products upon shipment. Accordingly, the Group recognizes revenue upon documentary evidence of shipment, assuming all other criteria have been met.

(m)	Buy-and-sell arrangements

The Group has buy-and-sell arrangement with certain raw material vendors wherein the Group sells finished goods, comprised of solar cells, and acquires raw materials in the form of silicon wafers. These arrangements are with counterparties in the same line of business as the Group and are executed as a means of securing a consistent supply of silicon wafer raw materials. The Group records such transactions at fair value.

During the years ended December 31, 2006, 2007 and 2008, the Group purchased $35,538,653, $15,173,393 and $1,504,018 of raw materials and sold $47,157,841, $10,517,112 and $1,529,131 of finished goods, respectively, under these buy-and-sell arrangements.

(n)	Cost of revenue

Cost of revenue includes production and indirect costs, as well as shipping and handling costs for products sold and warranty costs.

(o)	Research and development

Research and development costs are expensed when incurred.

(p)	Advertising expenses

Advertising expenses are charged to the statements of operations in the period incurred. The Group incurred advertising expenses amounting to $231,514, $363,237 and $495,162 for the years ended December 31, 2006, 2007 and 2008, respectively.

(q)	Warranty cost

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

(r)	Government grants

Government grants are recognized when received and all the conditions for their receipt have been met. Government grants are recognized as income in the period in which the related expenditures are recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets.

(s)	Foreign currency translation

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

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(t)	Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net income (loss) and foreign currency translation adjustments.

(u)	Foreign currency risk

The functional currency of the Group’s subsidiaries which operate in the PRC is Renminbi (“RMB”). The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group's aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to $5,420,911, $41,036,439 and $113,448,504 at December 31, 2006, 2007 and 2008, respectively.

(v)	Concentration of credit risk

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

The Group recognized bad debt provision of $nil and $1,134,926 for the year ended December 31, 2006, 2007, and reversed $76,384 for the year ended December 31, 2008 related to a provision against an advance to a supplier which was recovered.

(w)	Net loss per share

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

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(w)	Net loss per share - continued

For the year ended December 31, 2006, the series A, series B and series C redeemable convertible preference shares of 12,847,300, 23,905,100 and 6,901,000, respectively, as well as 54,000 warrants and 1,467,200 share options were excluded from the calculation of dilutive EPS as their effects would have been anti-dilutive. For the year ended December 31, 2007 and 2008, 1,586,900 share options and 2,317,391 non-vested restricted shares were excluded from the calculation of dilutive EPS as their effects would have been anti-dilutive.

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

Upon the consummation of the Group's initial public offering on May 22, 2007, the series A, series B and series C redeemable convertible preference shares were automatically converted into ordinary shares. The two class method of computing earnings per share ceased to apply on the conversion date.

The call option on the Loaned Shares (see Note 9) has been excluded in the computation of basic EPS as the Company has concluded that the Loaned Shares are not regarded as issued for accounting purposes as existing shareholders are not expected to be impacted by the issuance due to (a) the existence of the collateral arrangement and (b) the requirement that the holders of the Loaned Shares return any dividends received. The call option on the Loaned Shares would be considered in the computation of diluted EPS using the treasury stock method with the fair value of the collateral representing the assumed proceeds for the issuance of the underlying shares. For the year ended December 31, 2008, there were no incremental shares included in the diluted EPS computation as the effect would be anti-dilutive.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(w)	Net loss per share - continued

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years ended December 31,
	2006	2007	2008
	$	$	$
Net loss attributable to ordinary shareholders-basic and diluted	$(37,212,121)	$(5,572,727)	$(22,937,596)
Allocation of undistributed earnings to preferred shares for participating rights to dividends *	$-	$950,009	$-
Net loss attributable to ordinary shareholders	$(37,212,121)	$(6,522,736)	$(22,937,596)
Weighted–average ordinary shares outstanding-basic	103,583,178	185,165,757	238,079,890
Weighted-average ordinary shares outstanding-diluted	103,583,178	185,165,757	238,079,890
Net loss per share:
Basic	$(0.36)	$(0.04)	$(0.10)
Diluted	$(0.36)	$(0.04)	$(0.10)

*	Reflects the allocation of net income of $1,826,535 for the period from January 1, 2007 to May 22, 2007, the date on which the preference shares were converted into ordinary shares.

(x)	Share-based compensation

The Group adopted SFAS No. 123(R), “Share-Based Payment” (SFAS 123R), effective January 1, 2006 using the modified prospective basis in accounting for stock based compensation. The Group recognizes the services received in exchange for awards of equity instruments based on the grant-date fair value of the award as determined by the Binomial option pricing model, net of estimated forfeitures. The estimated compensation cost is recognized using straight line method over the period the granter is required to provide services per the conditions of the award. See Note 17, “Share Based Compensation”, for further details.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(y)	Recently issued accounting pronouncements

In December 2007, the FASB issued SFAS No. 141, “Business Combinations: (Revised 2007)” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and non-controlling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141, “Business Combinations” (“SFAS 141”) cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS No. 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008 with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS 109, “Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of FAS 141R. An entity may not apply it before that date. The adoption of FAS 141R will change the Group's accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(y)	Recently issued accounting pronouncements - continued

In December 2007, the FASB released FAS No. 160, "Non-controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51" (“FAS 160”). FAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. FAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The Group does not expect that the adoption of FAS 160 will have an impact on the consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). FSP FAS 157-2 defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The Group does not expect a material impact on its consolidated financial statements.

In March 2008, the FASB issued FAS No. 161, "Disclosures About Derivative Instruments and Hedging Activities, an amendment of FASB Statement No.133" ("FAS 161"). The new standard requires enhanced disclosures to help investors better understand the effect of an entity's derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. FAS 161 does not change the accounting treatment for derivative instruments but will impact the Group's disclosures related to derivative instruments and hedging activities effective January 1, 2009.

In April 2008, the FASB issued FASB Staff Position No. 142-3, "Determining the Useful Life of Intangible Assets" ("FSP 142-3"). FSP 142-3 amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure such asset's fair value. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Group does not expect that the adoption of FSP 142-3 will have a material impact on the consolidated financial statements.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(y)	Recently issued accounting pronouncements - continued

At its June 25, 2008 meeting, the FASB ratified the consensus reached in EITF Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock" (“EITF 07-5”). EITF 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. This Issue’s “fixed-for-fixed, plus fair value inputs” model is largely consistent with current interpretations of the phrase “indexed to an entity’s own stock.” However, in certain circumstances, Issue 07-5 may result in changes to those accounting conclusions and may have impact on issuers of equity-linked financial instruments (e.g., options or forward contracts) or instruments containing embedded features (e.g., embedded conversion options in a convertible instrument) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment, or (3) a strike price that is denominated in a currency other than the entity’s functional currency. The Group does not expect that the adoption of EITF 07-5 will have a material impact on the consolidated financial statements.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active"("FSP 157-3"). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with FAS 157. The Group does not expect the adoption of FSP 157-3 to have a material impact on its consolidated financial statements or the fair values of its financial assets and liabilities.

In November 2008, the FASB ratified the Emerging Issues Task Force (EITF) Issue 08-7, “Accounting for Defensive Intangible Assets.” A defensive intangible asset is an asset acquired in a business combination or in an asset acquisition that an entity does not intend to actively use. According to the guidance, defensive intangible assets are considered to be a separate unit of account and valued based on their highest and best use from the perspective of an external market participant. EITF 08-7 is effective January 1, 2009. The adoption of this EITF issue is not expected to have an impact on the Consolidated Financial Statements.

On April 9, 2009, the FASB issued three Staff Positions (“FSPs”): (1) FSP FAS 157-4, which provides guidance on determining fair value when market activity has decreased; (2) FSP FAS 115-2 and FAS 124-2, which addresses other-than-temporary impairments for debt securities; and (3) FSP FAS 107-1 and APB 28-1, which discusses fair value disclosures for financial instruments in interim periods. These FSPs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. The Group is currently evaluating the impact, if any, of these FSPs on its consolidated financial statements.

In May 2009, the FASB issued Statement No. 165, Subsequent Events. This statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. An entity should apply the requirements of this statement to interim or annual financial period ending after June 15, 2009. The Group is currently evaluating the impact on its consolidated financial statements.

On June 12, 2009, the Financial Accounting Standards Board (FASB) issued FASB Statements No. 166, Accounting for Transfers of Financial Assets. Statement 166 is a revision to FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. Statement 166 enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity’s continuing involvement in transferred financial assets. Statements 166 will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year-end entity. The Group is currently evaluating the impact on its consolidated financial statements.

On June 12, 2009, the Financial Accounting Standards Board (FASB) also issued FASB Statements No. 167, Amendments to FASB Interpretation No. 46(R). Statement 167 is a revision to FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. Statement 167 will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. Statements 167 will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year-end entity. The Group is currently evaluating the impact on its consolidated financial statements.

3.	INVENTORIES, NET

Inventories consist of the following:

	At December 31,
	2006	2007	2008
	$	$	$

Raw materials	37,579,053	33,659,206	36,475,120
Work-in-process	472,173	117,437	3,829
Finished goods	6,279,930	22,315,266	22,645,670
Inventories	44,331,156	56,091,909	59,124,619

The Group recorded lower of cost or market provisions for inventories of $nil, $1,661,594 and $11,769,435 during the years ended December 31, 2006, 2007 and 2008 respectively.

4.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2006	2007	2008
	$	$	$

Buildings	6,434,679	6,779,011	12,458,528
Plant and machinery	33,046,676	40,871,028	62,532,676
Furniture, fixtures and equipment	889,649	1,881,422	2,988,805
Motor vehicles	212,359	393,571	421,070
	40,583,363	49,925,032	78,401,079
Less: Accumulated depreciation	(2,108,022)	(6,622,316)	(12,817,495)
	38,475,341	43,302,716	65,583,584
Construction in process	254,290	9,626,049	37,025,035
Property, plant and equipment, net	38,729,631	52,928,765	102,608,619

Depreciation expense was $1,773,603, $4,286,220 and $5,695,363 for the years ended December 31, 2006, 2007 and 2008, respectively.

The construction in process primarily relates to the construction of four selective emitter solar cell production lines.

5.	PREPAID LAND USE RIGHTS, NET

Amortized prepaid land use rights, net consist of the following:

	At December 31,
	2006	2007	2008
	$	$	$

Cost	1,074,093	2,256,525	6,587,430
Less: Accumulated amortization	(47,646)	(77,039)	(145,863)
Prepaid land use rights, net	1,026,447	2,179,486	6,441,567

The prepaid land use rights at December 31, 2006 represent rights to usage of land in the PRC for a period of 50 years, effective from November 12, 2004. Sunergy Nanjing paid $483,296 in 2004 and $1,727,780 in 2006, in respect of the rights, and subsequently received a government grant of $1,105,538 in 2006 as an incentive for local capital investment.  The Group has presented the cost of the rights paid, net of the grants received.

In addition, Sunergy Nanjing purchased a right to use a parcel of land, approximately 26,000 square meters, from a related party, China Electric Equipment Group Co., Ltd, or CEEG, in August 2007, at a consideration approximately $1.2 million. The land use right represents rights to usage of land in the PRC for a period of 46 years, effective from August 21, 2007.

In 2008, Sunergy Shanghai purchased a right to use a parcel of land, approximately 100,000 square meters at a consideration approximately $4.3 million. The land use right represents rights to usage of land in the PRC for a period about 50 years.

Amortization expense was $24,728, $29,393 and $68,824 for the year ended December 31, 2006, 2007 and 2008.

For 2009, 2010, 2011, 2012 and 2013, the Group will record annual amortization expense of approximately $134,564.

6.	BANK BORROWINGS

	At December 31,
	2006	2007	2008
	$	$	$

Short-term bank borrowings	69,262,771	121,841,022	97,299,027
Current portion of long-term borrowings	8,673,886	-	-
Total	77,936,657	121,841,022	97,299,027

The short-term bank borrowings outstanding as of December 31, 2006, 2007 and 2008 bore an average interest rate of 5.93%, 6.27% and 7.42% per annum, respectively. These loans represent borrowings of Sunergy Nanjing from various financial institutions and represent the maximum amount available under each facility.  Each of these borrowings has a term of one year, and expires at various times throughout the year.

6.	BANK BORROWINGS - continued

On October 31, 2005, Sunergy Nanjing entered into an unsecured loan agreement with Bank of Communications for an amount of $2,524,583, due in October 2007. The loan is subject to interest at a rate of 6.34% per annum.

At December 31, 2007, approximately $28.7 million and $16.4 million of the short-term bank borrowings are secured by raw materials and a standby letter of credit from an off-shore bank, respectively.  The remaining short-term borrowings are guaranteed by China Electric Equipment Group Co., Ltd., which is a related party, and Wuxi Guofei Green Energy Co., Ltd.

At December 31, 2008, approximately $72.4 million of the short-term bank borrowings are guaranteed by China Electric Equipment Group Co., Ltd. and Jiangsu CEEG Electrical Equipment Manufacturing Co., Ltd., which are related parties. Approximately $16.1 million of the short-term bank borrowings are secured by raw materials and chairman Mr. Tingxiou Lu, and $8.8 million of the short-term bank borrowings are secured by a standby letter of credit issued by Sunergy Hong kong from off-shore account, respectively.

Sunergy Nanjing has a short-term credit facility with China Merchants Bank. The credit facility is restricted for operating activities. The maximum borrowing amount of the credit facility is $8.8 million (RMB60 million), all of which was drawn on November 11, 2008. The credit facility bears an interest rate of 5.73% per annum. The credit facility does not contain any financial covenants or restrictions.  The credit facility will expire at May 4, 2009

Sunergy Nanjing also has the short-term credit facilities with China CITIC Bank and China Minsheng Bank. The maximum borrowing amount of the credit facility is $21.9 million (RMB150 million) and $14.6 million (RMB100million) respectively for China CITIC Bank and China Minsheng Bank, all of which $7.3 million (RMB50 million) and $7.3 million (RMB50 million) were drawn on January 9, 2008 and May 16, 2008 with an interest rate of 5.86% and 7.32% per annum respectively. Those credit facilities do not contain any financial covenants or restrictions.  The credit facilities will expire at January 9, 2009 and May 16, 2009 respectively.

7.	DERIVATIVES FINANCIAL INSTRUMENTS

During 2008, the Group entered into a long-term silicon supply contract that the purchase price of the silicon to be acquired was denominated in U.S. dollars, which is not the functional currency of either of the contracting parties. Accordingly, the contract contains an embedded foreign currency forward contract, which is required to be bifurcated and accounted for at fair value in accordance with the provisions of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Changes in fair value are recorded in the consolidated statements of operations.

As of December 31, 2008, the fair value of embedded foreign currency derivatives related to the purchase contract amounted to $7,603,956 and are recorded as derivative liability. The loss arising from the embedded foreign currency derivative instruments amounted to $7,611,513 for the year ended December 31, 2008 has been recorded as “Change in fair value of derivatives” in the consolidated statements of operations.

The Group recorded foreign-currency forward exchange loss not under hedge accounting in earnings for the years ended December 31, 2008 at $2.3 million, with $0.8 million realized loss and $1.5 million unrealized. The unrealized loss would be realized at exercise date. As of December 31, 2008, the Group had outstanding foreign exchange hedge contracts with notional amount of $ 46.6 million and estimated fair value of $1.5 million.

8.	FAIR VALUE MEASUREMENT

On January 1, 2008, the Group adopted FAS 157, Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosure requirements for fair value measurements. The Group's adoption of FAS 157 was limited to its financial assets and financial liabilities, as permitted by FSP 157-2. The Group does not have any nonfinancial assets or nonfinancial liabilities that it recognizes or discloses at fair value in its financial statements on a recurring basis. The implementation of the fair value measurement guidance of FAS 157 did not result in any material changes to the carrying values of the Group's financial instruments on its opening balance sheet on January 1, 2008.

FAS 157 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. FAS 157 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

•   Level 1 — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

•   Level 2 — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

•   Level 3 — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates.

As of December 31, 2008, information about inputs into the fair value measurements of the Group's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

8.	FAIR VALUE MEASUREMENT - continued

		Fair Value Measurements at Reporting
		Date Using
		Quoted Prices
	Total Fair	in Active	Significant
	Value and	Markets for	Other	Significant
	Carrying	Identical	Observable	Unobservable
	Value on the	Assets	Inputs	Inputs
	Balance Sheet	(Level 1)	(Level 2)	(Level 3)

Liabilities:
Foreign exchange forward contract	$1,454,383		$1,454,383	—
Embedded derivatives for long-term purchase contract	$7,603,956			$7,603,956
Total liabilities	$9,058,340		$1,454,383	$7,603,956 —

Fair Value Measurements Using
Significant Unobservable Inputs
(Level 3)
Embedded Derivative for Long-term
Purchase Contract
Beginning balance
Total gains and losses (realized/unrealized)
Included in earnings (or change in net assets)	$7,603,956
Included in other comprehensive income
Purchases, issuances, and settlements
Transfers in and/or out of Level 3
Ending balance	$7,603,956

The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$7,603,956

8.	FAIR VALUE MEASUREMENT - continued

The foreign exchange forward contract and embedded derivatives for long-term purchase contract were recorded under "Derivative liability" in the consolidated financial statements as of December 31, 2008. The changes in the fair value of those derivatives were charged into "Changes in fair value of derivatives" in the consolidated statements of operations.  There was no any derivative during the year ended December 31, 2006 and 2007.

The following is a description of the fair value techniques used for instruments measured at fair value under SFAS 157 as well as the general classification of such instruments pursuant to the valuation hierarchy described above under SFAS 157.

Foreign Exchange Forward Contract: Quoted prices in active markets for identical assets are not available. The term of the forward contracts held by Sunergy Nanjing is less than one year. Main inputs for these short-term forward contracts include foreign exchange rates, which are observable and can be obtained from third party professional pricing sources.  These fair value measurements are classified as level 2.

Embedded Derivatives for long-term purchase contract: The fair value measurement is performed using a discounted cash flow model, using observable USD/RMB forward rates and unobservable inputs mainly including Group’s estimation about silicon wafers to be purchased under the contract, expected future cash flows based on monthly delivery of silicon wafer, degree of liquidity in the current credit markets, and discount rate. This fair value measurement is classified as level 3.

The Group is also required by SFAS 107, "Disclosures about Fair Value of Financial Instrument", to disclose fair value of financial instruments that are not carried at fair value on the consolidated balance sheet.

As of December 31, 2008, the carrying amounts of accounts receivable, certain amounts due from related parties, short-term borrowings, accounts payable and notes payable, approximate their fair values due to their short-term nature.

The carrying amount of the Group's outstanding convertible notes was US$48 million and the estimated fair value of this debt was approximately US$19 million as of December 31, 2008. The fair value was estimated using market quotes as of December 31, 2008.

The fair value estimates presented above are based on pertinent information available to management as of December 31, 2007 and 2008, respectively. Although management is not aware of any factors that would significantly affect these fair value estimates, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from the amounts presented.

9.	CONVERTIBLE SENIOR NOTES

On July 1, 2008, the Company issued US$54.5 million aggregate principal amount (includes USD 4.5 million from exercise of over-allotment option in full) of Convertible Senior Notes (“Convertible Notes” or “Notes”) due June 15, 2013, with an interest rate of 4.75% per annum, payable in arrears semi-annually on June 15 and December 15, beginning December 15, 2008.

Conversion.

Each $1,000 principal amount of the Notes will initially be convertible into 81.30 American Depository Shares, or ADSs, par value $.0001 per share at a conversion price of $12.3, subject to adjustment. The Notes are convertible into a number of ADSs equal to the conversion rate, at any time prior to the close of business on the third business day immediately preceding the maturity date. Securities may be converted only in denominations of USD 1,000 principal amount and integral multiples thereof.

If Notes are converted in connection with a Fundamental Change, then the conversion rate of the Notes being converted shall be increased by an additional number of ADSs. The conversion rate, including any additional ADSs added to the conversion rate in connection with a Fundamental Change, will not exceed 97.56 ADSs (equal to a conversion price of USD10.25 per ADS). Such maximum conversion rate will be appropriately adjusted for anti-dilution conversion rate adjustments.

Redemption

In the event of a Fundamental Change, holders have the option to require the Company to repurchase the entire principal amount of this Notes, or the portion thereof (which is $1,000 or an integral multiple thereof), at the Fundamental Change Repurchase Price, together with accrued interest to, but excluding the repurchase date.

In the Event of Default, the Trustee by notice to the Company or the Holders of at least 25% in principal amount of the Notes then outstanding by notice to the Company and the Trustee, may declare the Notes to be due and payable. Upon such declaration, the principal of, and accrued and unpaid interest (including any additional amounts) on all Notes shall be due and payable immediately.

Offering expenses incurred for issuing of Convertible Notes amounted to $4.3 million, and are being amortized through interest expense over the beneficiary period from July 2008 to June 2013, using the effective interest rate method. These capitalized costs are reported as deferred assets in Convertible bond issuance cost, and $0.9 million was amortized for the year ended December 31, 2008.

9.	CONVERTIBLE SENIOR NOTES - continued

Share Lending Agreement

Concurrent with this offering, 4,431,000 ADSs were borrowed by an affiliate of the initial purchaser of the notes pursuant to an ADS lending agreement, and offered in a transaction registered under the Securities Act. This is designed to facilitate short sales and/or privately negotiated derivative transactions by which investors may elect to hedge their investments in the Convertible Notes.

The Loaned Shares must be returned to the Group by the earliest of (a) the maturity date of the Notes, June 15, 2013, (b) upon the Group's election to terminate the Share Lending Agreement at any time after the later of (x) the date on which the entire principal amount of the Notes ceases to be outstanding, and (y) the date on which the entire principal amount of any additional convertible securities that the Group has in writing consented to permit the ADS Borrower to hedge under the Share Lending Agreement ceases to be outstanding, in each case, whether as a result of conversion, redemption, repurchase, cancellation or otherwise; and (c) the termination of the Share Lending Agreement.  The Group is not required to make any payment to the Underwriter or ADS Borrower upon the return of the Loaned Shares.

The Underwriter has agreed to post collateral in cash, having a market value equal to at least 100% of the market value of the Loaned Shares during the term of the Share Lending Agreement. Otherwise, the Group can demand that the Underwriter transfer to the Collateral Agent, a deposit equal to 100% of the market value of the Loaned Shares to the Collateral Account, no later than the second following business day. The Collateral Agent will promptly give the Group a statement setting forth the Market Value of all Collateral upon the Group’s reasonable request and the Group has the right to audit the Market Value of all Collateral.

The Collateral Agent is required to deliver to the Group any interest, distributions or dividends on the date of such interest, distribution or dividends are received.  The Underwriter has agreed not to vote the Loaned Shares to the extent it is the shareholder of record.  An ADS Borrower has the ability to vote without restriction.

A nominal lending fee of US$0.0006 per ADS was received from the ADS borrower for the use of the borrowed ADSs. The ADS Borrower will be required to return the borrowed ADSs pursuant to the ADS lending agreement by the scheduled maturity date of the notes in June 2013. The loaned ADS were accounted for as being reflected at their par value in the common stock line item of the Group’s balance sheet, with an offsetting reduction of additional paid in capital.

The Group used the proceeds from the issuance of the Convertible Notes for expansion of production capacity, for enhancement of research and development, and for general corporate purposes.

9.	CONVERTIBLE SENIOR NOTES - continued

The Group has accounted for the Share Lending Agreement as the issuance of a written call option to the ADS Borrower for the fair value of the associated ADSs.  The Group has recorded the call option at fair value in accordance with EITF Issue No. 00-6, "Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary," given the Group has no economic benefit associated with the issuance of the call option. The fair value of the call option upon issuance and subsequently is immaterial.

Although legally issued, the Group has not considered the Loaned Shares issued for accounting purposes.  As a result, any cash collateral, to the extent posted by the ADS Borrower, is not considered attributable to the issuance of shares.  To the extent cash collateral is posted, the Group recorded the cash as an asset on its balance sheet with an offsetting liability recorded to reflect the collateral receipt as the proceeds of a borrowing.  The cash collateral posted as of December 31, 2008 is $17,502,450 which is recorded as a long term asset under Restricted Cash Collateral Account with an offsetting long term liability recorded in Collateral accounts payable as of December 31, 2008.

During the fourth quarter of 2008, the Group conducted open market repurchase of its Convertible Notes. Through December 31, 2008, the Group repurchased US$6.5 million aggregate principal amount of the Convertible Notes for a total cash consideration of US$2.0 million. As a result, the Group realized a net gain of US$4.5 million and recorded as other income.

10.	RESTRUCTURING

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

•
Two shareholders (the “Transferors”) transferred 10% of their ownership interest in Sunergy Nanjing to two of the remaining three beneficial shareholders of Sunergy Nanjing (the “Transferees”), who were directors and officers of Sunergy Nanjing , one of which assumed the Transferors unfunded capital contribution requirement of $540,000.  China Sunergy accounted for this transaction as a contribution of capital by the Transferors followed by a non prorata dividend distribution to the Transferees.  As a result,  China Sunergy BVI recorded a compensation charge of approximately $3.7 million, equal to the fair value of the interest received by one of the Transferees in excess of what that Transferee would have received had the distribution been made on a prorata basis.

10.	RESTRUCTURING - continued

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

•
China Sunergy BVI acquired all of Sunergy Nanjing’s ownership interests for approximately $4.04 million.  Substantially all of this was paid to Sunergy Nanjing ’s Chinese shareholder in order to comply with established regulatory practice, which requires that Chinese shareholders be paid not less than net asset value or investment cost for their equity interest in Sunergy Nanjing.  A nominal amount was paid to the remaining shareholders.  Under agreement, the Chinese shareholder remitted the $4.04 million to Sunergy Nanjing in August 2006.  As a result, China Sunergy BVI will have paid nominal consideration to all Sunergy Nanjing shareholders for all of their equity interests in Sunergy Nanjing.

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

11.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

As discussed in Note 10, in April 2006, China Sunergy BVI issued 12,847,300 Series A redeemable convertible preferred shares, par value $0.0001 per share (the "Series A Shares'').  China Sunergy BVI incurred issuance costs of $149,590 which it has deducted from the carrying value of the loans and, correspondingly, the Series A shares.  In May 2006, China Sunergy BVI issued 23,905,100 Series B redeemable convertible preferred shares, par value $0.0001 per share (the "Series B Shares''), China Sunergy BVI incurred issuance costs of $50,000 which it has deducted from the carrying value of the Series B shares.

In September 2006, the Company issued 6,901,000 Series C redeemable convertible preferred shares, par value $0.0001 per share (the "Series C Shares'') (collectively with the Series A and Series B Shares, the “Preferred Shares”), and incurred issuance costs of $100,000 which it has deducted from the carrying value of the Series C shares.

11.	REDEEMABLE CONVERTIBLE PREFERRED SHARES - continued

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

11.	REDEEMABLE CONVERTIBLE PREFERRED SHARES - continued

Conversion - continued

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

All the outstanding Series A, Series B and Series C redeemable convertible preferred shares of 12,847,300, 23,905,100 and 6,901,000 were automatically converted into 74,138,777 ordinary shares upon the consummation of the Group's initial public offering on May 22, 2007.

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

11.	REDEEMABLE CONVERTIBLE PREFERRED SHARES - continued

Voting rights

Each Preferred Share has voting rights equivalent to the number of ordinary shares into which it is convertible.

12.	SUBSCRIPTION RECEIVABLE

 In March 2006, Sunergy Nanjing modified its existing articles of  incorporation. Such modifications had the effect of reducing the cash capital contribution requirements of certain of its shareholders, who were also employees. The Company has accounted for this as forgiveness of a shareholder loan and has recorded compensation charges of $540,000.

As described in Note 11, in April 2006, China Sunergy BVI acquired all of Sunergy Nanjing ownership interests for $4,046,811 which was paid to Sunergy Nanjing Chinese shareholder as a distribution on reorganization. Under the terms of an agreement, the Chinese shareholder was required to remit these funds, and did so in August 2006, to Sunergy Nanjing.

The $405,313 subscription receivable recorded in 2008 represents amount due from employee for options exercised but not yet paid in 2008.

13.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries.  The total contribution for such employee benefits was $278,235, $636,913 and $2,240,492 for the years ended December 31, 2006, 2007 and 2008, respectively.

14.	PROFIT APPROPRIATION

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

14.	PROFIT APPROPRIATION - continued

In 2006, Sunergy Nanjing made appropriations of $1,617,997 to the non-distributable general reserve fund. Due to a net loss in 2007 and 2008, Sunergy Nanjing made no appropriation for 2007 and 2008.

In 2007, with a board resolution on December 20, 2007, Sunergy Nanjing declared a dividend of $15,827,573 to the then shareholder, China Sunergy BVI, for the profit made in 2006.

As a result of these PRC laws and regulations, Sunergy Nanjing is restricted in its ability to transfer the registered capital to the Company in the form of dividends, loans or advances.  The restricted portion amounted to $121,564,808, as of December 31, 2008.

15.	OTHER (EXPENSE) INCOME, NET

	Years ended December 31,
	2006	2007	2008
	$	$	$

Foreign currency exchange loss, net	(1,250,644)	(1,173,159)	(6,858,856)
Convertible bond repurchase gain	-	-	4,525,625
Government grants	583,569	1,660,567	98,732
Others	(177,739)	(393,996)	(33,068)
	(844,814)	93,412	(2,267,567)

16.	INCOME TAX BENEFIT

Tax benefit comprises:

	Years ended December 31,
	2006	2007	2008
	$	$	$

Current tax	-	-	-
Deferred tax benefit	70,674	705,504	2,648,621
	70,674	705,504	2,648,621

China Sunergy Cayman and China Sunergy BVI are not subject to tax in these jurisdictions as they are incorporated in the Cayman Islands and British Virgin Islands, respectively.  China Sunergy Hong Kong is subject to 16.5% income tax rate.

Sunergy Nanjing was governed by the Income Tax Law of PRC Concerning Foreign Investment and Foreign Enterprise for the period before January 1, 2008, and the statutory rate was 33% (30% of state income tax plus 3% local income tax) on PRC taxable income.  Sunergy Nanjing, as a foreign-invested manufacturing enterprise established in Nanjing (within a coastal economic zone), enjoyed a preferential rate of 24%.  In addition, Sunergy Nanjing was granted a “2+3” tax holiday (two year exemption followed by three years 50% deduction) starting from its first profit making year which was 2006.  Thus Sunergy Nanjing was tax exempted in 2006 and 2007.

16.	INCOME TAXES - continued

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, China’s Unified Enterprise Income Tax Law (“new EIT law”). On December 6, 2007, the Congress also adopted its Implementing Regulation. On December 26, 2007, State Council of China promulgated the circular on implementation of enterprise income tax transition preferential policy. The New EIT Law and its Implementing Regulation have become effective on January 1, 2008. Under the new EIT law, FIEs and domestic companies are subject to a uniform tax rate of 25%, and enterprises which were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, and the enterprises which previously enjoyed the tax rate of 24% shall be subject to the tax rate of 25% in 2008, and (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. Therefore, we are subject to an applicable income tax rate of 12.5% in 2008, 2009 and 2010.

In 2008, Sunergy Nanjing obtained the certificate of High and New Technology Enterprises (“HNTEs”), the valid period of which is from 2008 to 2010. Under the new EIT Law,  HNTEs are subject to a lower tax rate of 15%.   As Sunergy Nanjing is still in a tax holiday specified above, the applicable rate for 2008, 2009 and 2010 is 12.5%.  15% favored rate will be granted from 2011 if the HNTE certificate is renewed.

Effective on January 1, 2007, the Group adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement.  FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of tax position taken or expected to taken in a tax return.  This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.  Based on its FIN 48 analysis documentation, the Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits.  The adoption of FIN 48 did not have any impact on the Group’s total liabilities or shareholders’ equity.  The Group has no material uncertain tax position as of December 31, 2008 or unrecognized tax benefit which would favorably affect the effective income tax expense.  The Group does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next 12 months.

16.	INCOME TAXES - continued

The principal components of the deferred income tax assets are as follows:

	At December 31,
	2006	2007	2008
	$	$	$
Deferred tax assets:
Pre-operating expense	58,573	61,179	34,469
Depreciation of property, plant and equipment	49,307	151,570	169,011
Warranty costs	42,551	56,121	47,354
Inventory provision	-	242,686	1,648,271
Bad debts provision	-	137,134	127,952
Tax losses carried forward	-	147,541	216,536
Derivative assets (liabilities)	-	-	1,225,925
Others	-	59,704	35,038
Total deferred tax assets	150,431	855,935	3,504,556
Analysis as:
Current	-	527,361	1,992,759
Non-current	150,431	328,574	1,511,797
Total deferred tax assets	150,431	855,935	3,504,556

The tax losses available for carry forward in 2007 and 2008 amounted to approximately $1,180,328 and $1,732,288, and will expire in 2012 and 2013 respectively.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is more-likely-than-not that the Group will realize the benefits of these deductible differences, and as such, no valuation allowances as of December 31, 2008 have been recorded. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

16.	INCOME TAXES - continued

Reconciliation between the provision for income tax computed by applying the PRC corporate income tax to income before income taxes and the actual provision for income tax is as follows:

	Years ended December 31,
	2006	2007	2008

PRC enterprise income tax	33.0%	33.0%	25.0%
Expense not deductible for tax purposes
Forgiveness of shareholder receivable	1.5%	-
Excess of prorata distribution to shareholders	10.2%	-
Purchase and retirement of treasury shares	1.1%	-
Return of distribution on reorganization	11.1%	-
Government grants	3.0%	-
50% additional deduction of R&D expense	-	(11.7)%	0.4%
Other expense non-deductible for tax purposes	0.2%	1.3%	(0.7)%
Effect of tax rate change	-	0.1%	(0.2)%
Different tax rates in other jurisdictions	-	-	(3.0)%
Tax holiday granted to Sunergy Nanjing	(60.7)%	(10.0)%	(11.1)%
	(0.6)%	12.7%	10.4%

Gross tax holiday effect	$22,163,865	$3,117,790	$2,514,002
Tax holiday per share-basic	$0.17	$0.02	$0.01
Tax holiday per share-diluted	$0.17	$0.02	$0.01

The Company plans to indefinitely reinvest the undistributed earnings of the Company's PRC subsidiaries.  However, as of December 31, 2008, the PRC subsidiaries have an accumulated deficit of $30.2 million. Upon distribution of any future earnings in the form of dividends or otherwise, the Company would be subject to the then applicable PRC tax laws and regulations.

17.	SHARE BASED COMPENSATION

The Company measures share-based compensation cost on the grant date at the fair value of the award and recognizes this cost as an expenses over the grant recipient's requisite service periods.

Prior to 2006, the Company did not grant share options to employees, officers, directors or individual consultants and/or advisors who rendered services to the Group.

In October 2006, the Company adopted the Share Incentive Plan (the “First Plan”) which allows the Company to offer share incentive awards to employees, officers, directors, individual consultants or advisors who rendered services to the Group, pursuant to which 1,366,400 ordinary shares were authorized and granted. Under the First Plan, options are granted with an exercise price equal to 70% of the fair market value of the underlying shares, as determined by the Board of Directors at the date of grant and expire after 10 years, with vesting occurring 25% upon each anniversary of the grant. The proceeds from the exercise of the options by the grantee will be equity settled by cash or other method as permitted and set forth in the plan.

17.	SHARE BASED COMPENSATION - continued

On April 24, 2007, the Company amended and restated the above Share Incentive Plan, which approved the issuance of up 2,500,000 ordinary shares of the Company pursuant to awards of options. Under the First plan, additional 684,500 ordinary shares were granted at an exercise price equal to 70% of the IPO offering price per ordinary share.

On January 10, 2008, under the First Plan, the Company further granted options to purchase 716,226 ordinary shares to certain employees at an exercise price of US$1.283 per share. The options expire ten years from the date of grant, with one–fourth of the options vesting on each of the following four grant date anniversaries.

On February 5, 2008, the shareholders granted approval for its Second Share Incentive Plan (the “Second Plan”). The Second Plan is open to members of the China Sunergy Board, as well as employees and consultants as determined by the Compensation Committee of the Board. The maximum number of shares that may be issued pursuant to the Second Plan is 4,190,748. The Company granted 2,397,301 and 1,078,785 restricted common shares to its CEO and CFO on the same day, which vest one third annually over the following three years.

The Company recorded $114,563, $535,856 and $3,231,594 as compensation expense for the years ended December 31, 2006, 2007 and 2008, respectively.

The derived fair value of the ordinary shares underlying the options was determined by the Company, with references to a retrospective third-party valuation as of September 30, 2006, an independent appraiser, using generally accepted valuation methodologies, including a weighted average equity value derived by using a combination of the discounted cash flow method, a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate and the guideline companies method, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Group, to derive the total equity value of the Group. The valuation model allocated the equity value between the ordinary shares and the preferred shares and determined the fair value of ordinary shares based on the option-pricing method under the enterprise value allocation method. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale). The ordinary shares are considered to be a call option with claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred shares are liquidated.

The fair value of each award is estimated on the date of grant using the binomial option-pricing formula that uses the assumptions noted below. Expected volatilities are based on the average volatility of comparable companies with the time period commensurate with the expected time period. The Group uses historical data to estimate option exercise and employee termination within the pricing formula. The contractual life of the option is 10 years.  The risk-free rate for periods within the contractual life of the option is based on the yield of US Treasury Bond.

17.	SHARE BASED COMPENSATION - continued

	2006	2007	2008

Average risk-free rate of return	4.77%	4.63%	3.91%
Contractual life of the option	10 years	10 years	10 years
Volatility rate	65%	61%	60%
Dividend yield	0%	0%	0%

The weighted average grant-date fair value of options granted during year 2006, 2007 and 2008 was $1.34, $0.96 and $1.20 per share, respectively. There were no options exercised during the year ended December 31, 2006 and 2007.  Total fair value of options vested during the year ended December 31, 2006, 2007 and 2008 is nil, $369,840 and $341,934, respectively.

In November 2007, the Company modified the exercise price of all the options granted in 2006 from $1.99 to $1.28 per ordinary share.  The total incremental compensation expense resulting from the modification was $139,600, which will be amortized over the remaining requisite service period of 2.95 years.

All the amounts below reflect the modification of exercise prices of options.

A summary of the option activities is follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	Options	exercise price	contract term	intrinsic value
Outstanding at January 1, 2008	1,586,900	$1.283
Granted	716,226	$1.283
Forfeited	(651,420)	$1.283
Exercised	(371,580)	$1.283		$125,222
Outstanding at December 31, 2008	1,280,126	$1.283	8.36	$0
Options vested or expected to vest at December 31, 2008	1,280,126	$1.283	8.36	$0
Options exercisable at December 31, 2008	267,790	$1.283	7.85	$0

As of December 31, 2008, there was $1,147,278 of unrecognized compensation expense related to unvested share-based compensation, which is expected to be recognized over a weighted-average period of 2.24 years.

17.	SHARE BASED COMPENSATION - continued

The following table summarizes the activity of restricted shares during the year ended December 31, 2008:

		weighted
	Number of	average grant-
	Restricted Shares	date fair value

Non-vested as of January 1, 2008	-	-
Granted	3,476,086	$1.13
Forfeited	-	-
Vested	(1,158,695)	1.13
Non-vested as of December 31, 2008	2,317,391	1.13

The group did not grant any restricted shares prior to 2008. The weighted average grant-date fair value of restricted shares granted during year 2008 was $1.13 per share. Total fair value of restricted shares vested during the year ended December 31, 2008 is $1,314,933.

As of December 31, 2008, there was $1,303,540 of total unrecognized compensation expense related to restricted shares granted under the plan, which is expected to be recognized over a weighted-average period of 1.66 years.

18.	RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

Amounts due from related parties:	Years ended December 31,
	2006	2007	2008
	$	$	$

Balances with directors	768	-	410,778
Trade related balances.	1,535,648	2,111,890	18,172,541
Non-trade related balances.	439,994	-	-
Amounts due from related parties	1,976,410	2,111,890	18,583,319

Balances with directors in 2006 pertain to petty cash advances to directors for business travel. Balances with directors in 2008 pertain to withheld individual income tax paid for director.

18.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Related party balances - continued

Trade related balances pertain to receivables and prepayments in respect of sales and inventory purchases to/from related parties with common ultimate investors.  Details of trade related balances with such parties are as follows:

	At December 31,
Name of related party	2006	2007	2008
	$	$	$

CEEG (Nanjing) International Trading Co., Ltd.	1,535,648	90,321	-
CEEG (Nanjing) Semiconductor Co., Ltd.	-	441,627	11,479,561
CEEG (Shanghai) Solar Science and Technology Co., Ltd.	-	1,159,337	6,692,980
CEEG (Nanjing) Solar Research Institute	-	420,605	-
	1,535,648	2,111,890	18,172,541

In 2006, the non-trade related balance pertains to payments of $212,684 made on behalf of CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. in respect of purchase of fixed assets, and $227,310 made on behalf of CEEG Nanjing International Trade Co., Ltd. in respect of purchase of inventories.

Amounts due to related parties:	At December 31,
	2006	2007	2008
	$	$	$

Balances with directors	3,742	-	-
Trade-related balance	-	8,214	246,465
Non-trade related balances	-	-	-
Amounts due to related parties	3,742	8,214	246,465

Balances with directors pertain to expense reimbursements payable to directors.

Trade related balances pertain to payables and pre collected amounts in respect of rental, inventory and fixed assets purchases and sales to/from related parties with common ultimate investors.  Details of trade related balances with such parties are as follows:

	At December 31,
Name of related party	2006		2007		2008
	$		$		$

CEEG (Nanjing) Special Transformer Co., Ltd.		-		8,214		17,560
China Electric Equipment Group Co., Ltd.		-		-		150,119
China Electric Equipment Group（Hongkong) Limited...		-		-		76,618
CEEG (Nanjing) New Energy Co., Ltd.		-		-		2,168
		-		8,214		246,465

18.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Related party transactions

Other than as disclosed in Note 6, details of related party transactions are as follow:

Sales to related parties with common ultimate investors:

Name of related party	Years ended December 31,
	2006	2007	2008
	$	$	$

CEEG Nanjing International Trade Co., Ltd.	4,772,552	3,234,428	-
Jiangsu East China Micro-ware
Equipment Co., Ltd.	55,685	-	-
CEEG (Shanghai) Solar Science and Technology Co., Ltd.	-	5,192,155	46,575,536
CEEG (Nanjing) Solar Research Institute	-	1,521,110	1,265,956
CEEG (Nanjing) New Energy Co., Ltd.	-	41,927	7,159,226
CEEG (Nanjing) Semiconductor Co., Ltd.	-	602,796	-
	4,828,237	10,592,416	55,000,718

Purchases from related parties with common ultimate investors are as follows:

Name of related party	Years ended December 31,
	2006	2007	2008
	$	$	$

CEEG (Nanjing) Solar Research Institute	-	155,374	11,147
CEEG Nanjing International Trade Co., Ltd.	6,462,879	1,166,712	-
CEEG (Shanghai) Solar Science and Technology Co., Ltd.	-	704,880	257,301
CEEG (Nanjing) Semiconductor Co., Ltd.	-	1,425,888	7,076,920
China Electric Equipment Group (Hongkong) Limited -	-	-	76,713
	6,462,879	3,452,854	7,422,081

In 2006, Sunergy Nanjing entered into a rental tenancy agreement with CEEG Jiangsu (Nanjing) Special Transformer Co., Ltd. for the use of warehouse premises. The tenancy agreement provides for annual rental payments of $8,214, and has a remaining term of 3 years as of December 31, 2008. Rental expense for the years ended December 31, 2006, 2007 and 2008 was $1,921, $7,940 and $8,487.

In 2007, Sunergy Nanjing purchased the right to use a parcel of land of approximately 26,000 square meters from China Electric Equipment Group Co., Ltd, or CEEG, for approximately $1.2 million. The land use right is with a period of 46 years, starting from August 21, 2007.

18.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Related party transactions - continued

In October 2007, Sunergy Nanjing and CEEG entered into an agreement to jointly construct a transformer substation. The total budget investment for the construction was $4.79 million, which was 50% funded by the Jiangning Development Zone Administration Committee funds and 50% by Sunergy Nanjing and CEEG Group. Pursuant to the agreement, Sunergy Nanjing should contribute approximately $1.33 million, which represents 55.7% of the investment contributed by Sunergy Nanjing and CEEG Group. By December 31, 2008, the construction has been completed, and Sunergy Nanjing has paid approximately $1.26 million, accrued a payable of $0.07 million. The investment by Sunergy Nanjing was recorded as a long-term deferred asset in Balance Sheet, and amortized over 10 years.

In 2008, the Group purchased equipments from CEEG with total amount of approximately $1.4 million. The Group also entered into an agreement to lease the land use right from CEEG (Nanjing) Special Transformer Co., Ltd. for a term until March 2013. The tenancy agreement provides for annual rental payments of approximately $3,000.

19.	COMMITMENTS AND CONTINGENCIES

a)	Operating lease commitments

The Group has operating lease agreements principally for staff quarters and for warehouse premises in the PRC.  Such leases have remaining terms within 60 months, and are renewable upon negotiation.  Rental expense was $66,113, $253,779 and $390,649 for the years ended December 31, 2006, 2007 and 2008, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2008 were as follows:

Twelve-month period ending December 31,

2009	$161,654
2010	$38,334
2011	$36,140
2012	$29,556
2013	$27,141
Over 5 years	$186,551
$479,376

19.	COMMITMENTS AND CONTINGENCIES - continued

b)	Purchase commitments

	At December 31,
	2006	2007	2008
	$	$	$
Commitments to purchase property, plant and equipment	3,571,400	22,857,763	10,024,744
Commitments to purchase silicon raw materials	114,714,909	204,932,508	828,705,901
	118,286,309	227,790,271	838,730,645

c)	Contingencies

The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material adverse affect on its business, assets or operations.

20.	SEGMENT INFORMATION

The Group's chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Based on this assessment, the Group has determined that it operates in a single business segment that includes the design, development, and manufacture of solar cells and modules.  The following table summarizes the Group's net revenues generated from different geographic locations:

	Years ended December 31,
	2006	2007	2008
	$	$	$
Europe:
- Germany	14,893	62,313,810	126,859,750
- Italy	12,234,738	8,980,140	6,127,527
- Netherlands	8,956,669	-	-
- Spain	-	-	9,399,022
- Others	175,084	1,802,956	51,109
Europe total	21,381,384	73,096,906	142,437,408
PRC	119,237,947	151,057,878	196,628,021
South Africa	3,712,425	83,437	-
India	1,053,951	2,332,253	1,153,918
South Korea	3,183,301	6,418,664	10,256,856
Others	951,936	1,918,763	443,758
Total net revenues	149,520,944	234,907,901	350,919,961

Substantially all the identifiable assets of the Group are located in the PRC.

21.	MAJOR CUSTOMERS

Details of the customers accounting for 10% or more of total net sales are as follows:

Name of Customer	Years ended December 31,
	2006	2007	2008

Company A	*	17%	18%
Company B	17%	24%	15%
Company C	*	*	13%
Company D	19%	*	*
Company E	17%	*	*

* Less than  10%

Accounts receivable from customers accounting for 10% or more of total gross accounts receivable are as follows:

Name of Customer	December 31,
	2006	2007	2008

Company A	44%	76%	47%
Company C	*	*	43%
Company D	45%	*	-
Company E	-	11%	-
* Less than 10%

22.	SUBSEQUENT EVENTS

On January 9, 2009, the Group granted options to purchase 260,002 and 80,640 ordinary shares to certain employees at an exercise price of US$1.283 and US$0.7 per share, respectively. The options expire ten years from the date of grant, with one-fourth of the options vesting on each of the following four grant date anniversaries. At the same date, the Group also granted options to purchase 100,002 ordinary shares to its strategy consultant at an exercise price of US$0.7 per share. The shares subject to the option will be vested on the December 31, 2009 and will be exercisable within 5 years from the date the option is vested.

In January 2009, the Sunergy Nanjing entered into a purchase contract with Jiangxi Jingde Semiconductor New Material Co., Ltd., an entity controlled by our chairman, under which Jiangxi Jingde Semiconductor New Material Co., Ltd. agreed to supply an aggregate of 220 tons of polysilicon to Sunergy Nanjing from March 2009 to December 2009. The purchase prices shall be negotiated between the parties before shipment. In connection with this contract, Sunergy Nanjing issued a bank accepted note in the amount of approximately $14.7 million to Jiangxi Jingde Semiconductor New Material Co., Ltd.

On February 6, 2009, the Company announced its Chief Financial Officer, Kenneth Luk, resigned effective March 31, 2009, with a need to return to Hong Kong for family reasons. Mr. Luk will remain available in an advisory capacity to the Group for a certain period of time after his resignation.  The Company and Mr. Luk entered into an Amendment of Restricted Shares Award Agreement for the unvested Restricted Shares 719,190 on February 5, 2009.  120,000 Restricted Shares will vest on April 30, 2009.  120,000 Restricted Shares will vest on August 31, 2009. For the remaining 479,190 unvested Restricted Shares, both Mr. Luk and the Company agreed that the Company hereby repurchase the above 479,190 unvested Restricted Shares and the Repurchase Price will be paid according to the original Agreement.

In June 2009, the Company repurchased in open market of US$4.0 million aggregate principal amount of the Convertible Notes for a total cash consideration of US$1.8 million.

*     *     *     *     *     *

ADDITIONAL INFORMATION-FINANCIAL STATEMENTS SCHEDULE 1

CHINA SUNERGY CO., LTD.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Financial information of parent company
BALANCE SHEET
(In U.S. dollars)

	December 31,
	2006	2007	2008
	$	$	$

ASSETS
Current assets:

Cash	487,206	5,866,420	7,255,917
Restricted cash	-	19,000,000	11,250,000
Amount due from subsidiaries	3,500,000	46,732,922	98,542,114
Dividend receivable	-	15,827,573	15,827,573
Other receivables	-	849,731	158,545
Total current assets	3,987,206	88,276,646	133,034,149
Investments in subsidiaries	80,378,077	97,370,678	89,354,208
Restricted cash-collateral account	-	-	17,502,450
Convertible bond issuance cost	-	-	3,450,859
Total assets	84,365,283	185,647,324	243,341,666

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY:

Liabilities:

Amount due to subsidiary	99,590	983,849	1,253,578
Other liabilities	200,000	815,382	1,529,893
Total current liabilities	299,590	1,799,231	2,783,471
Collateral account payable	-	-	17,502,450
Convertible bond payable	-	-	48,098,364

Total liabilities	-	1,799,231	68,384,285

Mezzanine equity:
Series A redeemable convertible preferred shares ($0.0001 par value; 12,847,300 shares authorized, 12,847,340 and nil shares issued and outstanding as of December 31, 2007 and 2008, respectively)	13,227,862	-	-
Series B redeemable convertible preferred shares ($0.0001 par value; 23,905,100 shares authorized, 23,905,100 and nil shares issued and outstanding as of December 31, 2007 and 2008, respectively)	28,501,788	-	-
Series C redeemable convertible preferred shares ($0.0001 par value; 6,901,000 shares authorized, 6,901,000 and nil shares issued and outstanding as of December 31, 2007 and 2008, respectively)	20,056,093	-	-

Financial information of parent company
BALANCE SHEET - continued
(In U.S. dollars)

	December 31,
	2006	2007	2008
	$	$	$
Shareholders’ equity:
Ordinary shares (par value $0.0001; 463,247,600 shares authorized, 104,544,000, 237,332,777 and 267,766,443 shares issued and outstanding as of December 31, 2006, 2007 and 2008, respectively)	10,454	23,733	26,777
Additional paid-in capital	20,144,945	178,361,461	182,070,348
Subscription receivable	-	-	(405,313)
Accumulated deficit	-	(4,854,650)	(27,792,246)
Accumulated other comprehensive income	2,124,551	10,317,549	21,057,815
Total shareholders’ equity	22,279,950	183,848,093	174,957,381
TOTAL LIABILITIES, MEZZANINE EQUTIY AND
SHAREHOLDERS’ EQUITY	84,365,283	185,647,324	243,341,666

Financial information of parent company
STATEMENT OF OPERATIONS
(In U.S. dollars)

	Period from
	January 27, 2006
	(date of inception)	Year ended	Year ended
	to December 31,	December 31,	December 31,
	2006	2007	2008
	$	$	$
General and administrative expenses	(121,102)	(1,670,018)	(4,622,480)
Total operating expenses	(121,102)	(1,670,018)	(4,622,480)

Loss from operations	(121,102)	(1,670,018)	(4,622,480)
Interest expense	-	-	(2,179,735)
Interest income	30,239	1,062,420	2,841,185
Equity in earnings of subsidiaries	14,388,238	(4,408,014)	(23,426,736)
Other income (expense), net	-	160,962	4,450,170
Net income (loss)	14,297,375	(4,854,650)	(22,937,596)
Dividend on Series A redeemable convertible preferred shares	(13,377,452)	(154,723)	-
Dividend on Series B redeemable convertible preferred shares	(28,551,788)	(330,229)	-
Dividend on Series C redeemable convertible preferred shares	(7,097,263)	(233,125)	-
Net loss attributable to holders of ordinary shares	(34,729,128)	(5,572,727)	(22,937,596)

Financial information of parent company
STATEMENT OF CASH FLOWS
(In U.S. dollars)

	Period from
	January 27, 2006
	(date of inception)	Year ended	Year ended
	to December 31,	December 31,	December 31,
	2006	2007	2008
	$	$	$
Operating activities:
Net loss attributable to holders of ordinary shares	(34,729,128)	(5,572,727)	(22,937,596)
Dividend on Series A redeemable convertible preferred shares	13,377,452	154,723	-
Dividend on SeriesB redeemable convertible preferred shares	7,097,263	330,229	-
Dividend on Series C redeemable convertible preferred shares	7,097,263	233,125	-
Net income (loss)	14,297,375	(4,854,650)	(22,937,596)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Equity in earnings of subsidiaries	(14,388,238)	4,408,014	23,426,736
Share-based compensation	114,563	535,856	3,231,594
Gain on repurchase of convertible notes	-	-	(4,525,625)
Amortization of convertible senior notes	-	-	886,715
Others	-	-	(258,333)
Changes in operating assets and liabilities:
Other receivables	-	(849,731)	691,186
Other liabilities	-	615,382	804,687
Deferred other income	-	-	266,520
Amounts due from subsidiaries	-	-	(2,192,788)
Net cash used in operating activities	(3,476,300)	(145,129)	(606,904)
Investing activity:
Investments in subsidiaries	(57,157,296)	(29,035,190)	(4,670,000)
Amounts due from subsidiaries	-	(43,232,922)	(49,541,380)
Increase in restricted cash	-	(19,000,000)	7,750,000
Net cash used in investing activity	(57,157,296)	(91,268,112)	(46,461,380)
Financing activities:
Proceeds from investor upon formation of the Company	13,110,400
Proceeds from issuance of Series B redeemable convertible preference shares	27,999,948	-	-
Proceeds from issuance of Series C redeemable convertible preference shares	20,000,000	-	-
Proceeds from issuance of ordinary shares	10,454	107,525,000	-
Issuance cost of ordinary shares	-	(11,616,804)	-
Amounts due to subsidiaries	-	884,259	269,729
Proceeds from issuance of convertible senior notes	-	-	54,500,000
Payment of debt issuance costs	-	-	(4,337,573)
Payment of convertible senior notes repurchase	-	-	(1,974,375)
Net cash provided by financial activities	61,120,802	96,792,455	48,457,781
Net increase in cash and cash equivalents	487,206	5,379,214	1,389,497
Cash and cash equivalents at the beginning of the period/year	-	487,206	5,866,420
Cash and cash equivalents at the end of the period/year	487,206	5,866,420	7,255,917

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

*     *     *     *     *     *