Form 20-F
period 2009-12-31
China Sunergy Co., Ltd.
filed 2010-05-28
CIK 1396247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009.
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

Stephen Zhifang Cai, (86 25) 5276 6887,
stephen.cai@chinasunergy.com,

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

267,287,253 ordinary shares, par value $0.0001 per share, as of December 31, 2009.

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
Large accelerated filer ☐     Accelerated filer ☒     Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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

•
when calculating our manufacturing or production capacity of solar cells, we have assumed that all products will be made using 156-millimeter monocrystalline silicon wafers, even though we currently use and expect to continue to use a mixture of monocrystalline and multicrystalline silicon wafers, each in sizes of 125-millimeter and 156-millimeter; to the extent we use smaller wafers or multicrystalline wafers, our actual production will be less than our capacity; and

Our financial statements are expressed in the U.S. dollar, which is the reporting and functional currency of China Sunergy Co., Ltd. However, a major portion of the revenues and expenses of our consolidated operating subsidiary is denominated in Renminbi. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this report, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.8259 to $1.00, the noon buying rate in effect as of December 31, 2009. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Renminbi, at any particular rate, or at all. On May 21, 2010 the noon buying rate was RMB6.8262 to $1.00.

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

The following table presents our selected consolidated financial information. You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the three years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with those statements. Our selected consolidated statement of operations data for the years ended December 31, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007, have been derived from our audited consolidated financial statements not included in this annual report.  Our audited consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	For the Years Ended December 31,
	2005	2006		2007	2008	2009
	(in thousands, except share, per share, operating data and percentages)
Consolidated Statement of Operations Data
Net revenues	$13,750	$149,521		$234,908	$350,920	$284,865
Cost of revenues	(11,796)	(122,889)		(216,881)	(335,454)	(268,252)

Gross profit	1,954	26,632		18,027	15,466	16,613

Operating expenses:
Selling expenses	(38)	(1,014)		(1,644)	(3,866)	(2,920)
General and administrative expenses	(1,584)	(9,901	)(1)	(13,664)	(16,779)	(24,517)
Research and development expenses	(49)	(546)		(2,555)	(1,871)	(4,382)

Total operating expenses	(1,671)	(11,461	)(1)	(17,863)	(22,516)	(31,819)
Income (loss) from operations	283	15,171		164	(7,050)	(15,206)
Net income (loss)	$(307)	$11,814		$(4,855)	$(22,938)	$(9,846)

Net loss attributable to China Sunergy Co., Ltd.	(307)	(11,814)		(4,855)	(22,938)	(9,846)
Dividend on Series A redeemable convertible preferred shares	—	(13,377	)(2)	(155)	—	—
Dividend on Series B redeemable convertible preferred shares	—	(28,552	)(3)	(330)	—	—
Dividend on Series C redeemable convertible preferred shares	—	(7,097	)(4)	(233)	—	—
Net loss attributable to China Sunergy Co., Ltd. ordinary shareholders	$(307)	$(37,212)		$(5,573)	$(22,938)	$(9,846)
Net loss per share
-Basic	$(0.00)	$(0.36)		$(0.04)	$(0.10)	$(0.04)
-Diluted	$(0.00)	$(0.36)		$(0.04)	$(0.10)	$(0.04)
Shares used in computation
-Basic	108,000,000	103,583,178		185,165,757	238,079,890	239,366,840
-Diluted	108,000,000	103,583,178		185,165,757	238,079,890	239,366,840
Other Consolidated Financial Data
Gross margin	14.2%	17.8%		7.7%	4.4%	5.8%
Consolidated Operating Data
Solar cells sold (in megawatts, or MW)	4.4	46.4		70.0	100.4	181.5
Average selling price (in $ per watt)	$3.10	$3.22		$2.92	$3.32	$1.36

(1)
Includes a non-cash charge of $3.7 million relating to the excess distribution to our president and a non-cash charge of $0.5 million relating to forgiveness of shareholder receivables from certain of our directors and executive officers.

(2)	Includes a one-time beneficial conversion feature of $13.1 million.

(3)	Includes a one-time beneficial conversion feature of $28.0 million.

(4)	Includes a one-time beneficial conversion feature of $6.9 million.

	As of December 31,
	2005	2006	2007	2008	2009
	(in thousands, except share and per share data)
Consolidated Balance Sheet Data
Cash and cash equivalents	$2,765	$14,750	$60,458	$94,800	$123,855
Restricted cash	21,959	4,952	23,473	62,400	55,678
Accounts receivable, net	1,705	43,048	26,817	8,906	15,292
Advances to suppliers, net	17,408	26,281	79,912	7,320	184
Amounts due from related parties	14,104	1,977	2,112	18,583	22,103
Inventories	6,647	44,331	56,092	59,125	22,645
Property, plant and equipment, net	13,414	38,730	52,929	102,609	93,790
Total assets	79,307	176,327	321,144	397,725	372,659

Short-term bank borrowings	$21,685	$69,263	$121,841	$97,299	$102,516
Accounts payable	3,216	11,845	7,157	29,099	27,411
Amounts due to related parties	28,437	4	8	246	2,369
Total current liabilities	65,393	92,104	136,243	146,622	139,063
Long-term bank borrowings	8,674	—	—	—	—
Convertible senior notes	—	—	—	48,098	44,000
Series A redeemable convertible preferred shares	—	13,228	—	—	—
Series B redeemable convertible preferred shares	—	28,502	—	—	—
Series C redeemable convertible preferred shares	—	20,056	—	—	—
Total equity	5,240	22,280	183,848	174,957	166,588
Total liabilities and equity	79,307	176,327	321,144	397,725	372,659

Exchange Rate Information

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.8259 to $1.00, the noon buying rate in effect on December 31, 2009 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See Item 3, “Key Information—Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business” for discussions of the effects of fluctuating exchange rates. On May 21, 2010, the noon buying rate was RMB6.8262 to $1.00.

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)

2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
October 2009	6.8264	6.8267	6.8292	6.8248
November 2009	6.8265	6.8271	6.8300	6.8255
December 2009	6.8259	6.8275	6.8299	6.8244
2010
January 2010	6.8268	6.8269	6.8295	6.8258
February 2010	6.8258	6.8285	6.8330	6.8258
March 2010	6.8258	6.8262	6.8270	6.8254
April 2010	6.8247	6.8256	6.8275	6.8229
May 2010 (through May 21, 2010)	6.8262	6.8267	6.8285	6.8245

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

Difficult global economic conditions and credit environment may adversely affect the demand for our products.

The demand for solar power products is influenced by macroeconomic factors, such as the supply and price of other energy products, as well as government regulations and policies concerning the electric utility industry. The global financial markets have experienced a downturn since 2008, and most of the world’s major economies have experienced a period of slow economic growth. The global economic downturn has resulted in weakened market demand for products that require significant initial capital expenditures, including solar power products. For example, the global economic downturn in several key solar power markets has resulted in slower investments in new installation projects that make use of solar power products. Existing projects may also be delayed as a result of the credit and other disruptions. The unfavorable credit environment, which affects the ability of sponsors to obtain financing for their projects, has also contributed to the slowdown of the large solar project market segments. Furthermore, a decrease in the price of other energy products, such as oil, coal and natural gas, may reduce the urgency of the market to invest in alternative energy. These macroeconomic factors have resulted in reduced demand for our solar power products, and have adversely affected our operating results. In 2008 and 2009, partly due to the impact of global financial market disruption and economic slowdown, some of our customers cancelled or delayed orders for our products.

The overall global economic conditions and credit environment have improved significantly over the second half of 2009. However, at the time of this annual report, European Union and International Monetary Fund are preparing effective bail-out plans to resolve the economic crisis in Greece, which has the potential to spread to other parts of Europe. If such negative economic and market downturn happens, our business and results of operations may be materially and adversely affected.

Volatile market and industry trends, in particular, the decline in demand for solar products may cause the average selling price of our products to decline, and reduce our revenues and profitability.

We are affected by solar power market and industry trends. From the fourth quarter of 2008 to the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand. During the same period, the global supply of solar products exceeded the global demand due to the excess production capacity as a result of the global economic downturn. Such oversupply of solar products contributed to the decline in the average selling price of solar cells. The average selling prices of our solar cells decreased from $3.32 per watt in 2008 to $1.36 per watt in 2009. As the effect of the global economic crisis subsided through 2009, the combination of increased availability of financing for downstream buyers and decreased average selling prices of solar power products contributed to an overall increase in demand during the second half of 2009 for solar power products compared to the first quarter of 2009. However, if demand for solar power products declines again and the supply of solar power products continues to grow, the average selling price of our products will be materially and adversely affected, which may reduce our revenues and profitability.

The availability and price of silicon raw materials may affect our gross margins and profitability.

Polysilicon is an essential raw material in our production of solar power products. The procurement costs of silicon wafers and other silicon-based raw materials have accounted for a substantial majority of our cost of revenues since we began our commercial production of solar cells in August 2005. The global supply of polysilicon is controlled by a limited number of producers and in the past several years there was an industry-wide shortage of polysilicon due to the growing demand for solar power products and the continuing expansion of the semiconductor industry. According to Solarbuzz LLC, or Solarbuzz, an independent solar energy research and consulting firm, the average long-term supply contract price of polysilicon increased from approximately $60-$65 per kilogram in 2007 to $60-$75 per kilogram in 2008. In addition, according to Solarbuzz, spot prices for solar grade polysilicon were in the range of $230-$375 per kilogram for most of the first half of 2008 and rose to a peak of $450-$475 per kilogram by mid-2008. Increases in the price of polysilicon have in the past resulted in increases in the price of wafers, and these increases in the price of silicon raw materials have in the past increased our production costs and thus affected our profitability. However, in late 2008 and 2009, newly available polysilicon capacity has resulted in an increased supply of polysilicon, which created a downward pressure on the price of polysilicon.  According to Solarbuzz, the average initial price range of long-term polysilicon supply contracts decreased to $50-$60 in the fourth quarter of 2009, and the spot price for solar grade polysilicon decreased rapidly to $150-$200 per kilogram by the beginning of 2009, and further declined to $55-$60 per kilogram by the end of 2009. However, we cannot assure you that the price of polysilicon will continue to decline or remain at its current levels, especially if the global solar power market regains its growth momentum. Moreover, if the industry-wide shortage of polysilicon happens again, we may face a shortage of silicon raw materials and experience late or non-delivery from suppliers and purchase silicon raw materials of lower grade quality that may result in lower conversion efficiency and reduced average selling price and revenues.

Our strategy of expanding into downstream solar power business may not be as successful as we envisioned.

In March 2010, we entered into two share transfer agreements with China Electric Equipment Group Co., Ltd., or CEEG, an entity controlled by Mr. Tingxiu Lu, our chairman, and Sundex Holdings Limited, a company not affiliated with us, pursuant to which we will acquire from CEEG and Sundex Holdings Limited the 100% equity interests in CEEG (Shanghai) Solar Science & Technology Co., Ltd. and the 100% equity interests in CEEG (Nanjing) New Energy Co., Ltd., both of which are our affiliates and are controlled by Mr. Tingxiu Lu, at a total consideration of approximately RMB320.0 million ($46.9 million). The two transactions are expected to close before June 30, 2010, subject to customary closing conditions including obtaining necessary government approvals. CEEG (Shanghai) Solar Science & Technology and CEEG (Nanjing) New Energy integrate the research and development, production, sales and servicing of solar modules, with total annual production capacities of 150 MW and 70 MW, respectively, as of March 2010. These acquisitions will facilitate the implementation of our strategy to expand into downstream solar power business, including solar module and solutions businesses.

These proposed acquisitions and our implementation of the strategy of expanding into downstream solar power business will result in substantial changes to our business, including, among others, the change of our customer base, from primarily module manufacturers and system integrators purchasing solar cells to primarily system integrators and solar power project developers. We have limited experience engaging in solar module and solutions businesses and may not be successful in establishing a strong reputation in the market. Moreover, this sector of the solar power industry is rapidly evolving and is becoming increasingly competitive. We cannot predict whether, or how quickly, this market will grow.

Our successful expansion into solar module and solutions businesses depends on a number of factors, including: level of demand for solar modules and solutions services; our ability to provide solar modules and solutions services with quality satisfactory to our customers; our ability to hire and retain enough staff with relevant experience in this business; our ability to compete effectively with other companies engaging in similar businesses; our ability to maintain and develop relationships with solar module and solutions services customers, including existing customers of these companies to be acquired; our ability to offer module products and solutions services in the countries presenting culture, language, regulatory or other barriers; our ability to adapt and develop our products and services according to market conditions and needs; and our ability to integrate the companies to be acquired. If we fail to successfully expand such business, our growth strategy will be impaired.  We may fail to recoup our investment, and our business, competitiveness and results of operations could be materially and adversely affected.

We have a limited operating history and we have incurred losses in certain prior periods and may incur losses in the future.

We incurred net losses of $4.9 million, $22.9 million and $9.8 million in 2007, 2008 and 2009, respectively. We cannot assure you that we will not incur net losses in the future or that there will not be any earnings or revenue declines in any future periods. Our ability to achieve and maintain profitability depends on, among others, the growth rate of the solar power market, the continued global market acceptance of solar power products in general and our existing and future products in particular, our ability to secure quality raw materials, primarily silicon wafers, the pricing trend of solar power products, the competitiveness of our products as well as our ability to provide new products to meet the demands of our customers, our ability to achieve our manufacturing expansion plans and our ability to control our costs and expenses. We may not be able to achieve or sustain profitability on a quarterly or annual basis. Furthermore, our limited operating history may not provide a meaningful basis for evaluating our business, financial performance and prospects. Accordingly, even though we achieved growth or profitability during certain prior periods, you should not rely on our results of operations for any prior periods as an indication of our future performance. You should consider our business and prospects in light of the risks, expenses and challenges that we have as a company which has a limited operating history and is seeking to develop and manufacture new products in a rapidly evolving market.

Our dependence on a limited number of third-party suppliers for key raw materials and customized manufacturing equipment could prevent us from timely delivering our products to our customers in the required quantities, which could result in order cancellations and decreased revenue.

We purchase silicon raw materials, primarily silicon wafers, from a limited number of third-party suppliers. Our top ten suppliers supplied approximately 57.4% of the silicon raw material supplies we procured in 2009, mostly under contracts with a term of less than one year. If we fail to develop or maintain our relationships with our major suppliers, we may be unable to manufacture our products or our products may only be available at a higher cost or after a long delay, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause order cancellations and loss of market share. Historically, we encountered problems with respect to the quality of silicon raw material supplied by some of our suppliers, which resulted in lower conversion efficiencies of our solar cells. Some of our suppliers have failed to perform their delivery obligations in the past. In addition, historically, many of our contracts did not provide for a remedy for non-delivery beyond a refund of any advance payment that we may have made, and our legal recourse in cases of non-delivery may be limited.

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

In response to the industry-wide shortage of silicon raw materials experienced prior to the third quarter of 2008, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Currently we use primarily short-term contracts to secure our silicon raw materials supply. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable within a relatively small range. From the fourth quarter of 2008 to mid-2009, the price of silicon raw materials decreased precipitously because of the excess supply of silicon raw materials resulting from slower global solar power market growth. In light of such excess supply, we have sought to re-negotiate with our long-term supply partner in regard to certain long-term supply contracts signed in 2008. If we fail to re-negotiate or terminate these contracts, we may be subject to contractual damages. See “—We have been a party in several legal proceedings, which, if determined adversely, could negatively affect our business and results of operations.” If the prices under our amended supply contracts continue to be higher than the market prices, we may be placed at a competitive disadvantage versus our competitors, and our profitability could decline. In addition, if demand for our solar power products decreases and such agreements require us to purchase more silicon raw materials than are required to meet our demand, we may incur costs associated with carrying excess inventory, which may have a material adverse effect on our cash flows. To the extent we are not able to pass these increased costs and expenses on to our customers, our business, financial condition and results of operations may be materially and adversely affected.

We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.

As of December 31, 2009, we had $123.9 million in cash and cash equivalents, and we had $102.5 million in outstanding borrowings, all of which would become due within one year. In the first quarter of 2010, we borrowed additional loans and repaid some of our loans, and all of our current loans will become due within one year of the date of this report. Recent turmoil in the credit markets and the potential impact on the liquidity of financial institutions may adversely affect our ability to fund our business through borrowings, under either existing or newly created instruments in the public or private markets on terms that we believe to be reasonable, if at all. We cannot assure you that we will be able to obtain extensions of these facilities as they mature. If we are unable to obtain extensions of these facilities, or if we are unable to obtain sufficient alternative funding on reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. We cannot assure you that our business will generate sufficient cash flows from operations to repay these borrowings. In addition, repaying these borrowings with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth.

Historically, given the state of the industry, we generally needed to make prepayments at a certain percentage of the order value to our suppliers of silicon raw materials in advance of shipment. Due to the relative oversupply of polysilicon, prepayment as a percentage of the entire contract has been reducing. In 2009, most of our suppliers granted us credit terms under their contracts with us. However, our purchases of silicon raw materials may continue to require us to make certain working capital commitments. We may also need additional capital for the expansion and modification of our manufacturing lines in the future. As a result of these requirements, we may require additional debt or equity financing. Furthermore, we have granted credit terms for our sales to some of our large customers. Some of our customers may fail to meet their payment obligations, which would materially and adversely affect our financial position, liquidity and results of operations.

In addition, we may also need a significant amount of cash to meet future capital requirements in connection with our overall expansion plan, including the expansion of our solar power product manufacturing facilities, as well as research and development activities in order to remain competitive. Future acquisitions, expansions, market changes or other developments may also cause us to obtain additional funds. If we fail to effectively manage our cash flows from operations, borrowings and equity contributions to support our cash flow requirements, we may encounter difficulty in liquidity, which would have a material adverse effect on our business, financial condition and future prospects.

Our advance payments to most of our silicon raw material suppliers expose us to the credit risk of these suppliers, and if these suppliers default in delivery or refunding the payment, our financial condition, results of operations and liquidity may be adversely affected.

Under the supply contracts with most of our silicon raw material suppliers entered into during an industry-wide shortage of silicon raw materials in the past few years, we made prepayments to our suppliers prior to the scheduled delivery dates for silicon raw materials. The prepayment as a percentage of the entire contract has been reducing due to the dramatic change of the availability of polysilicon since the fourth quarter of 2008, and our advances to suppliers decreased significantly to $7.3 million and further decreased to $0.2 million as of December 31, 2008 and 2009, respectively. However, we still depend on a limited number of suppliers and we may continue to be required to make such advance payments without receiving collateral in the future. As a result, our claims for such advance payments would rank only as unsecured claims, exposing us to the credit risks of the suppliers in the event of their insolvency or bankruptcy. We may not be able to recover such advance payments and would suffer losses should the suppliers fail to fulfill their delivery obligations under the contracts.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our solar cells to a limited number of customers. Our top five customers contributed over 56.4% of our net revenues in 2009, including CEEG (Shanghai) Solar Science and Technology Co., Ltd. and CEEG (Nanjing) New Energy Co., Ltd., both of which are our affiliates and are controlled by Mr. Tingxiu Lu, our chairman, which contributed approximately 19.3% and 9.3%, respectively, of our net revenues in 2009. Sales to our customers are typically made through non-exclusive arrangements. After the completion of our proposed acquisitions as described above, our customer base may change from primarily module manufacturers and system integrators to primarily system integrators and solar power project developers.

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

We historically required our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. In line with market trend, this practice of requiring our customers to make advance payments is on the decline, and has resulted in our increased need to obtain additional short-term borrowings to fund our current cash requirements. Furthermore, a larger portion of our revenues have been and may continue to be, derived from credits sales to our customers. Receivables from our top three customers represented approximately 43.6% of our total accounts receivable as of December 31, 2009. CEEG (Shanghai) Solar Science and Technology Co., Ltd. and CEEG (Nanjing) New Energy Co., Ltd., both of which are our affiliates and are controlled by Mr. Tingxiu Lu, our chairman, accounted for 18.8% and 12.3% of our total accounts receivable, respectively, as of December 31, 2009. Failure to timely collect our receivables may adversely affect our cash flows. In 2009, we recorded $7.3 million allowance for doubtful accounts, primarily attributable to the doubtful accounts in connection with our sales to a major client of us in 2008. In 2010, we believe a majority of our revenues are expected to be derived from credit sales, generally with payment schedules according to negotiated contracts. As a result of the disruptions in the financial markets and other macro-economic challenges which had affected the world economy, our customers may experience cash flow concerns. As a result, they may delay their payment to us. Any inability of current or potential customer to pay us may adversely affect our earnings and cash flow.

If we are unable to maintain a high utilization rate of our manufacturing capacity, our operating margins may decline substantially.

Our ability to achieve profitability depends in part on our ability to maintain a high utilization rate of our manufacturing capacity. With the slowed growth of the solar power market, it is more difficult for us to obtain enough orders for the solar power products that we are capable of producing. If we are unable to obtain sufficient orders for our products, procure sufficient raw materials, or if we experience any material equipment failure, then we will not be able to maintain a high utilization rate of our manufacturing capacity. As we incur fixed costs associated with our facilities and equipment whether they are being utilized, operating at less than full utilization results in expenses without corresponding revenue, which may reduce our operating margins.

The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could cause demand for our products and our revenues to decline.

Almost all of our solar power products sold are eventually used in the on-grid market, where the solar power systems are connected to the utility grid and generate electricity to feed into the grid. We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of subsidies and economic incentives may adversely affect the growth of this market or result in increased price competition, either of which could cause our revenues to decline.

Today, when upfront system costs are factored into cost per kilowatt, the cost of solar power substantially exceeds the cost of power furnished by the electric utility grid in almost all locations. As a result, national and local governmental bodies in many countries, most notably in China, Germany, Italy, Japan, Spain, South Korea and the United States, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of solar power products in order to promote the use of solar energy in on-grid applications and to reduce dependence on other forms of energy. Policy shifts could reduce or eliminate these government economic incentives altogether. For example, the rapid rise of German and Spanish markets were largely due to the enactment of relevant government policies setting feed-in tariff rates at attractive  levels. In September 2008, the Spanish government reduced its national feed-in tariff and set a 500 MW installation cap for 2009, which had a significant negative effect on the Spanish solar power market and partly contributed to decreases in global selling prices of solar power products in later 2008 and early 2009. At the beginning of 2009, the German government reduced solar feed-in tariffs by between 9% and 11%. In May 2010, German Parliament Lower House (Bundestag) approved a proposal of a further mid-year reduction in solar feed-in tariffs of 16% for rooftop systems and 15% for most open-field installations. If this proposal is later approved by German Parliament Upper House (Bundesrat) and becomes law, a significant decrease in the demand for solar power products in Germany will likely follow. In addition, we exported a large amount of our products to Europe, especially to Germany, and we expect to sell more products to the European market after our expansion into downstream solar power business. There have been market rumors that the European Union may seek to initiate anti-dumping investigations regarding imports of solar power products from China. If an anti-dumping investigation is initiated against Chinese exporters or if the European Union imposes anti-dumping measures, including tariffs on solar power product imports from China, such action could materially and adversely affect our business and results of operations. Reductions in, or eliminations of, subsidies and economic incentives for on-grid solar energy applications could result in decreased demand for our products and cause our revenues to decline.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than we do, we may not be able to compete successfully and we may lose or be unable to gain market share.

The market for solar power products is highly competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Our competitors include solar power divisions of large conglomerates such as Kyocera, Sanyo and Sharp Corporation, as well as specialized power product manufacturers such as Canadian Solar Inc., JA Solar Holdings Co., Ltd., Motech Industries Inc., Q-Cells AG, Sunpower Corp., Suntech Power Holdings Co., Ltd., Solarfun Power Holdings Co., Ltd. and Trina Solar Ltd. Some of our competitors, for example Yingli Green Energy Holding Co., Ltd., have also become vertically integrated, from wafer and module manufacturing to solar system integration. During periods of raw material supply shortage, their internally produced raw materials may enable them to realize a higher margin in comparison with other solar power product manufacturers.

We may also face new competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar power products. Decrease in polysilicon price and increase in solar power product manufacturing could result in substantial downward pressure on the price of solar power products and intensify the competition in 2010. In addition, the entire solar power industry faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government subsidies and economic incentives.

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

The price of polysilicon, an essential raw material for our production of solar power products, is volatile. Historically our margins and results of operations have been materially and adversely affected by the availability and price of polysilicon and other silicon raw materials. The market prices for our products are also subject to fluctuation due to a number of other factors and could decline unexpectedly. For example, the price for solar power products in Germany, which is used throughout our industry as a pricing benchmark, could be adversely affected by changes in the subsidies available for solar power, and price declines in Germany or in any other major market for solar power products could adversely affect our average selling prices. Purchases of solar power products also tend to decrease during the winter months because of adverse weather conditions in certain regions, which complicate the installation of solar power systems. Historically, our results of operations have been affected by such seasonality of industry-wide demand for solar power products. Our quarterly operating results also may fluctuate from period to period due to other factors, including adverse weather conditions and natural disasters. For example, unusually heavy snowstorms in central China in the first quarter of 2008 disrupted our power supply and the transportation of our raw materials and finished products, forcing us to suspend our operations for three weeks. Any of these various factors could negatively affect our production, margins and results of operations and, as a result of these factors, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance.

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

The solar power market is characterized by evolving technology standards that require improved features, such as higher conversion efficiencies and higher power output. This requires us to develop new solar power products and enhancements for existing solar power products to keep pace with evolving industry standards and changing customer requirements. For example, currently we are focused on crystalline silicon technology and the expansion of production capacity based on crystalline silicon, which today is the primary technology used by most solar cell and module manufacturers. Some overseas producers have focused on developing alternative forms of solar power technologies, such as thin-film technologies. Failure to further refine our technology and to develop and introduce new solar power products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future.

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

We are currently developing process technology for manufacturing N-type solar cells. The conversion efficiency rate of N-type solar cells may generally be higher than that of mainstream P-type solar cells. However, we cannot assure you that we will be able to commercially manufacture N-type solar cells on a large scale in a cost effective way.

We may face significant challenges in manufacturing N-type solar cells. Minor deviations in the manufacturing process can cause decreases in yield and cell conversion efficiencies. We may face difficulty in securing wafer supply for the manufacture of N-type solar cells. If we are unable to commence manufacturing our N-type solar cells on a timely basis, or if we face technological difficulties in cost-efficiently producing our N-type solar cells with the expected performance on a stable level, or if we are unable to secure sufficient raw material supplies or generate sufficient customer demand for our N-type solar cells, our business and prospects may be adversely impacted.

In addition, as of the date of this prospectus, we have five selective emitter cell manufacturing lines.  During the second half of 2009, we made a concerted effort to improve the performance of our standard HP solar cells. We are also developing Matrix cells, which demonstrated significant improvement during 2009. However, these products are still new and their stability and performance is still unproven. We may face difficulty in the development and commercial production of selective emitter cells, Matrix cells or other new products. We may also have difficulty in converting existing manufacturing lines or installing new manufacturing lines for the production of new products. These difficulties could arise from a number of reasons, including difficulties or delays in obtaining or installing equipment, adapting our production to new processes or training our personnel. We may also have difficulties in achieving the higher conversion efficiencies that we expect to achieve with these new products. Any of these difficulties may adversely affect our business, results of operations and financial condition.

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

We currently have ten solar cell manufacturing lines, with an aggregate annual production capacity of 320 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. Our future success depends on our ability to increase both our manufacturing capacity and total output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds, which we may be unable to obtain on commercially viable terms or at all, to purchase raw materials and to build additional manufacturing facilities;

•	delays and cost overruns as a result of a number of factors, many of which are beyond our control, such as increases in the price of silicon raw materials and problems with equipment vendors;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention;

•	the ability to secure sufficient silicon raw materials, primarily silicon wafers, to support our expanded manufacturing capacity; and

•	the recovery of global economy and demand for solar products in overseas markets as influenced by the global economic downturn and its effects.

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

The technology for the manufacture of solar power products is highly complex and is continually being modified in an effort to improve yields and product performance. The quality of the raw materials used, microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, or malfunctions of the equipment or facilities used can lower yields, cause quality control problems, interrupt production or result in losses of products in process.

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

Our future success depends substantially on the continued services of Mr. Tingxiu Lu, our chairman, our executive officers and key employees, especially Dr. Jianhua Zhao, our vice chairman and chief technology officer, Mr. Stephen Zhifang Cai, our director and chief executive officer, Mr. Siegfried Yi Chou Hsu, our chief financial officer, and Dr. Aihua Wang, our vice president. In the past, certain of our executive officers and key employees resigned from their positions. For example, Mr. Kenneth Luk resigned from the position as our chief financial officer in March 2009. Dr. Fengming Zhang resigned from the positions as our director and vice president in charge of manufacturing technology in April 2009. Mr. Ruennsheng Allen Wang resigned from the position as our director and chief executive officer in March 2010. We subsequently appointed Mr. Shiliang Guo as our director in May 2009, Mr. Siegfried Yi Chou Hsu as our chief financial officer in October 2009, and Mr. Stephen Zhifang Cai as our chief executive officer and director in March and April 2010, respectively. Although we have successfully found replacements for these vacated positions in the past, we cannot assure you that we will continue to be able to find eligible candidates in the future if one or more of our executive officers or key employees are unable or unwilling to continue in their present positions.

Although we believe that these changes of our management team did not materially affect our business operations in the past, if we lose the services of our executive officers or key employees due to their resignation, non-compliance with applicable law or any other reason in the future, especially if we cannot timely find replacements, our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us which contains non-competition provisions. However, if any dispute arises between our executive officers or our key employees and us, these agreements may not be enforceable in China, where these executive officers or our key employees reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.”

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

If we are presented with appropriate opportunities, we may acquire technologies, businesses or assets that are complementary to our business. For example, in March 2010, we entered into two share transfer agreements to acquire the 100% equity interests in CEEG (Shanghai) Solar Science & Technology Co., Ltd. and the 100% equity interests in CEEG (Nanjing) New Energy Co., Ltd., both of which are our affiliates and are controlled by Mr. Tingxiu Lu, our chairman. These and any future acquisitions may expose us to potential risks, including risks associated with the assimilation of new personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business.

We face risks associated with the marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2009, we derived 35.0% of our net revenues from sales of our products to customers outside of China. We intend to continue to expand our sales in Europe as well as in other overseas markets such as the United States, Australia and other Asian countries and regions. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

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

We rely primarily on trade secrets, patent laws and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection, and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, as of March 31, 2010, we have seven patents and 11 pending patent applications in China. We cannot assure you that in a legal proceeding the claims of our patents would be found valid or that the claims would be interpreted as having sufficient scope to protect the technology we consider important to our business, nor can we assure you that our patent applications will eventually issue with claims of sufficient scope to protect additional technology significant to our business. As a result, we may be unable to exclude third parties from using the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results.

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

Heightened environmental concerns and increased awareness of climate change risks associated with fossil fuel-based power generation have generated political momentum in many governments, which subsequently implemented strategies aimed at the reduction of emissions of carbon dioxide and certain other gases commonly referred to as “greenhouse gases.” Renewable energy sources such as solar power help address these environmental concerns, and governments around the world have implemented a variety of policy initiatives to accelerate the development and adoption of solar power. While passage of climate change legislation or other regulatory initiatives that regulate or restrict emissions of greenhouse gases may encourage use of solar power and accordingly increase demand for our products and services, this could cause us to incur additional direct costs in complying with any new environmental regulations during our manufacturing and research and development processes, as well as increased indirect costs resulting from our customers, suppliers or both incurring additional compliance costs which are subsequently passed on to us.

Fluctuations in exchange rates could adversely affect our business.

The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within approximately 1% of its August 2008 high. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar.  For example, the Renminbi appreciated approximately 27% against the Euro between July 2008 and November 2008.  It is difficult to predict how long the current situation may last and when and how it may change again.

A major portion of our sales are denominated in Renminbi and Euros, with the remainder in U.S. dollars, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars, with the remainder in Euros. Fluctuations in exchange rates, particularly among the U.S. dollars, Renminbi and Euros, may affect our net profit margins and could result in fluctuations in foreign currency exchange and operating gains and losses. We incurred a net foreign exchange loss of approximately $0.5 million in 2009. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares and ADSs. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Furthermore, due to the fact that we are paid in Euros for a proportion of our sales, fluctuations in the exchange rate between the Euro and the RMB may also have a material effect on our results of operations.

Noncompliance with present or future construction and environmental regulations may result in potentially significant monetary damages and fines.

In the past, we had begun operating facilities without having obtained all the necessary approvals on the completion acceptance of our certain facilities from relevant PRC construction and environmental protection authorities. As of the date of this annual report, we have not received any administrative penalties in respect of such non-compliance.  As of the date of this annual report, we have obtained all the approvals from the relevant PRC environmental protection authorities and construction authorities with respect to the completion acceptance for these facilities.

As our manufacturing processes generate noise, waste water, gases and other industrial wastes, we are required to comply with all national and local regulations regarding protection of the environment. In addition, the National People’s Congress of China and the Chinese government have promulgated certain resolutions and regulations regarding climate change, which generally require enterprises to take actions to effectively manage the impact of climate change, develop renewable energy solutions and control emissions. We believe we are in material compliance with present environmental protection requirements and regulations, and have all necessary environmental permits to conduct our business, except as disclosed herein. However, if more stringent regulations are adopted in the future, the costs of compliance with such new regulations could be substantial. We believe that we have all of the permits necessary to conduct our business as it is presently conducted. If we fail to comply with present or future environmental regulations, however, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

We have limited insurance coverage and may incur losses resulting from product liability claims.

As the insurance industry in China is still in an early stage of development, product liability insurance available in China offer limited coverage compared to that offered in many other countries. We do not have any product liability insurance. As with other solar power product manufacturers, we are exposed to risks associated with product liability claims if the use of our solar power products results in injury. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our solar power products in August 2005, and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. In addition, we have purchased business interruption insurance in 2009, but we can not assure you that it is adequate.

Problems with product quality or product performance may result in a decrease in customers and revenues, incur unexpected expenses or cause us to incur warranty expenses, and may damage our market reputation and prevent us from achieving increased sales and market share.

Our products may contain defects that are not detected until after they are sold or are installed because we cannot test for all possible scenarios. We have received in the past, and may receive from time to time in the future, complaints from certain customers that portions of our solar power products have quality deficiencies. If we deliver solar power products that do not satisfy our customers’ or end users’ quality requirements, or if there is a perception that our products are of poor quality, our credibility and the market acceptance and sales of our solar power products could be harmed. We may also incur substantial expenses to compensate the customers. Historically, some of our sales contracts with overseas customers provided for a 10-year warranty for the performance of our solar cells, and in some cases, our solar cells were sold with up to a 20-year warranty. In 2009, we sold 8.3 MW of solar modules, in most cases with a five-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase. We expect to sell more solar modules with similar warranty terms after our expansion into downstream solar power business. As a result, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We have sold solar cells only since August 2005. Due to the short usage history of our products, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

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

There have been historical deficiencies with our internal controls. For example, in connection with the audit of our financial statements as of and for the year ended December 31, 2007, we and our independent registered public accounting firm identified several significant deficiencies in connection with access control on important transactions in our enterprise resource planning, or ERP, system, our management of inventory and fixed assets, bad debt provision and ERP software application development. In connection with the audit of our financial statements as of and for the year ended December 31, 2009, we and our independent registered public accounting firm identified a significant deficiency in our internal financial reporting procedure relating to the internal communications between our legal and finance department. We have undertaken remedial steps to improve our internal control over financial reporting and our disclosure controls.

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009. See “Item 15. Controls and Procedures.” If we fail to maintain an effective system of internal control over financial reporting and an effective system of disclosure controls in the future, we may be unable to accurately report our financial results or prevent fraud, and as a result, investor confidence and the market price of our ADSs may be adversely impacted. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.

Our chairman has substantial influence over our company, and his interests may not be aligned with the interests of our other shareholders.

Mr. Tingxiu Lu, our chairman, currently beneficially owns 14.7% of our outstanding share capital as of March 31, 2010. Part of the shares he beneficially owns became the subject of a dispute, which is further described in Item 6E. Further, most of our bank borrowings are guaranteed by CEEG, an entity controlled by Mr. Lu. CEEG guaranteed the bank borrowings of Sunergy Nanjing for up to RMB1 billion until May 2011, subject to adjustment in the event of a material change in CEEG’s credit or operational status. Mr. Lu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs, including those who purchased our ADSs in our initial public offering.

We have been a party in several legal proceedings, which, if determined adversely, could negatively affect our business and results of operations.

We and several of our directors and officers were named defendants in three purported class actions currently pending in the United States District Court for the Southern District of New York—Brown v. China Sunergy Co., Ltd. et al., Case No. 07-CV-07895 (DAB), Sheshtawy v. China Sunergy Co., Ltd. et al., Case No. 07-CV-08656 (DAB), and Giombetti v. China Sunergy Co., Ltd. et al., Case No. 07-CV-09689 (DAB). On September 29, 2008, the District Court appointed a lead plaintiff and consolidated the three cases. The lead plaintiff alleges that we made false and misleading statements in our registration statement and prospectus in connection with our initial public offering in May 2007 regarding, among other things, the procurement of polysilicon, and seek unspecified damages. In July 2009, the defendants agreed to settle the class action. The proposed settlement agreement, filed with the court on October 16, 2009, is still pending and must be approved by the court before becoming final. We have recorded an estimated amount of $1.1 million for the final settlement in our consolidated financial statements as of and during the year ended December 31, 2009.

We have filed a petition in a Norwegian district court seeking injunction with regard to the withdrawal of a $50 million bank guarantee, which is a security for our payment obligation under a long term supply contract entered into between REC SiTech AS, a Norwegian wafer supplier, and us in June 2008. Without obtaining our written consent as the contract requires, REC SiTech AS merged into REC Wafer Norway AS upon its dissolution on January 1, 2009. Subsequently, the bank guarantee was not renewed. REC Wafer Norway AS claimed that the non-renewal of the bank guarantee was a breach of contract which according to the supply contract is the basis for the drawdown of the bank guarantee, and it sought to draw on the bank guarantee.

The Salten District Court initially granted us the injunction prohibiting REC Wafer Norway AS from drawing on the bank guarantee but later rejected our request for an extension of the injunction upon a hearing held in January 2010. We subsequently appealed to the Court of Appeal in Norway, which denied our injunction request on April 16, 2010, and we have now a further appeal to the supreme court of Norway. The Court of Appeal further ordered on April 23, 2010 to the effect that its ruling on April 16, 2010 is to be suspended until the appeal is determined by the Supreme Court, which may not provide its ruling before mid-June 2010.

Unfavorable resolutions of these legal proceedings or any future legal proceedings could materially and adversely affect our results of operations and financial condition. See Item 8, “Financial Information—Legal Proceedings.”

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

Furthermore, the dividends we receive from our PRC subsidiary may also be adversely affected by the Law of the People’s Republic of China on Enterprise Income Tax, or the New EIT Law, and its implementation rules, or the New EIT Law Implementation Rules, which became effective on January 1, 2008. See “—Our global income and the dividends we receive from our PRC subsidiary may be subject to PRC tax under the New EIT Law, which would have a material adverse effect on our results of operations.”

Our global income and the dividends we receive from our PRC subsidiary may be subject to PRC tax under the New EIT Law, which would have a material adverse effect on our results of operations.

Under the New EIT Law and the New EIT Law Implementation Rules, which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and will be subject to a 25% PRC enterprise income tax on its global income. The New EIT Law Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” On April 22, 2009, the State Administration of Taxation released a circular, or the Resident Enterprise Circular, which sets out the standards and procedures for recognizing the location of the “de facto management bodies” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or the Chinese Funded Enterprise. Under the Resident Enterprise Circular, if (i) a Chinese Funded Enterprise’s major management department and personnel who are responsible for carrying out daily operations are primarily located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise’s financial and human resource matters are located in the PRC; (iii) the major assets, accounting books and records, company seals, board and shareholder meeting resolutions of the Chinese Funded Enterprise are located or maintained in the PRC; and (iv) 50% or more of voting board members or senior executives habitually reside in China, such Chinese Funded Enterprise shall be considered as a PRC resident enterprise. The Resident Enterprise Circular explicitly provides that the above standards shall apply to the enterprises which are registered outside the PRC and funded by Chinese enterprises as controlling investors, therefore such standards may be cited for reference only and may not be directly adopted when considering whether our Company’s “de facto management body” is in the PRC or not.  Moreover, the assessment of “resident enterprise” shall be determined by the PRC tax authorities based on the facts and circumstances of each individual case. Accordingly, it is still unclear whether we will be considered as a PRC resident enterprise under the New EIT Law as of the date of this annual report. If we are considered a PRC resident enterprise, we will be subject to a 25% PRC income tax on our global income and such 25% PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign- invested enterprises such as our PRC subsidiary, Sunergy Nanjing, were exempt from PRC withholding tax. Pursuant to the New EIT Law and the New EIT Law Implementation Rules, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-PRC resident enterprises without any establishment or place of business within China or if the dividends payable have no connection with the establishment or place of business of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. China Sunergy (Hong Kong) Co., Ltd., or Sunergy Hong Kong, the direct holder of the 100% equity interest in Sunergy Nanjing, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise).  Under the New EIT Law Implementation Rules, if we and Sunergy Hong Kong were regarded as PRC resident enterprises, the dividends payable to us from Sunergy Nanjing would be exempt from the PRC income tax. If we were regarded as a non-PRC resident enterprise and Sunergy Hong Kong were regarded as a PRC resident enterprise, then Sunergy Hong Kong would be required to withhold a 10% withholding tax on any dividends payable to us, while if Sunergy Hong Kong is regarded as a non-PRC resident enterprise, then Sunergy Nanjing would be required to withhold a 5% withholding tax on any dividends payable to Sunergy Hong Kong. In either case, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and debt service on any debt we incur, could be materially reduced.

In addition, if we are regarded as a PRC resident enterprise, under the New EIT Law, any dividends to be distributed by us to our non-PRC shareholders or holders of ADSs will be subject to a withholding tax. We also cannot assure you that any gain realized by non-PRC shareholders or holders of our ADSs from the transfer of our shares or ADSs will not be subject to a withholding tax. Unless there are further rules announced by the Chinese tax authorities, we may be required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders or holders of ADSs, or any gain realized by our non-PRC shareholders or holders of ADSs from transfer of the shares or ADSs, and your investment in our ADSs may be materially and adversely affected.

According to a circular released by the State Administration of Taxation regarding the understanding and recognition of the identification of “beneficial owner” under tax treaties on October 27, 2009, or the Beneficial Owner Recognition Circular, a corporate resident of a contracting state will not be entitled to the lower withholding tax rate under a tax treaty if it is considered a "conduit company" which is set up merely for the purpose of avoiding or reducing tax or transferring or accumulating profits, as opposed to a beneficial owner who owns and controls an item of income, or the right or property from which that item of income is derived, and is normally engaged in substantive business activities such as manufacturing, sales and management. Therefore, if Sunergy Hong Kong were not considered to be the beneficial owner of Sunergy Nanjing as the case may be, under the terms of the Beneficial Owner Recognition Circular, we may not be able to enjoy the applicable tax treaty benefits between the PRC and Hong Kong, and any dividends paid by Sunergy Nanjing to Sunergy Hong Kong may incur a higher withholding tax rate of 10%. No similar tax treaty exists between the PRC and the Cayman Islands.

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

Most foreign exchange transactions by Sunergy Nanjing under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if Sunergy Nanjing borrows foreign currency loans from us or other foreign lenders, these loans cannot exceed statutory limits and must be registered with the SAFE, and if we finance Sunergy Nanjing by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of Sunergy Nanjing to obtain foreign exchange through debt or equity financing, and could affect our business and financial condition.

Our business benefits from certain PRC preferential tax treatments. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

The PRC government has provided various incentives to foreign-invested enterprises. Because Sunergy Nanjing is a foreign-invested enterprise engaged in manufacturing businesses and located in Nanjing, which is within a coastal economic zone, it was entitled to a preferential enterprise income tax rate of 24% prior to January 1, 2008. As a foreign-invested enterprise engaged in manufacturing businesses, Sunergy Nanjing is also entitled to a two-year income tax exemption and 50% reduction for the succeeding three years from the first profitable year. On March 16, 2007, the National People’s Congress of China, or the Congress, enacted the New EIT Law, under which foreign invested enterprises and domestically-owned enterprises would be subject to enterprise income tax at a uniform rate of 25%. On December 6, 2007, the State Council promulgated the New EIT Law Implementation Rules. Both the New EIT Law and its Implementation Rules became effective on January 1, 2008.  The New EIT Law also provides transitional measures for enterprises established prior to the promulgation of the New EIT Law and eligible for lower tax rate or preferential treatment in accordance with the then-prevailing tax laws and administrative regulations.  On December 26, 2007, State Council of China promulgated the Circular on Carrying Out the Transitional Preferential Policies concerning Enterprise Income Tax, or the Circular. Under the New EIT Law, the Implementation Rules and the Circular, enterprises which were established and already enjoyed preferential enterprise income tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, and the enterprises which previously enjoyed the tax rate of 24% shall be subject to the tax rate of 25% in 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term or 2012, whichever is earlier. However, the Circular also prescribes that if the above transitional relief of enterprise income tax overlaps with the preferential treatments provided by the New EIT Law, an enterprise may choose the more favorable treatment, and shall not enjoy both.  The treatment cannot be changed once it is chosen. In addition, on April 14, 2008, the Ministry of Finance, the Ministry of Science and Technology and the State Administration of Taxation jointly promulgated the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures. Pursuant to the New EIT Law, the New EIT Law Implementation Rules and the Recognition Measures, the qualifying High and New Technology Enterprise, or HNTE, is eligible for a preferential tax rate of 15%.  In October 2008, Sunergy Nanjing obtained the HNTE certificate with a three-year validity term from 2008 to 2010. Therefore, Sunergy Nanjing is entitled to a preferential income tax rate of 15% as long as it maintains its HNTE qualification under the New EIT Law and the Recognition Measures.  Based on the Circular, the management chooses to enjoy the transitional relief, i.e. 12.5% from 2008 to 2010.  The management believes it is more-likely-than-not to renew its HNTE status in 2011 and will be eligible for the 15% preferential rate for the following three years from 2011 to 2013.  If Sunergy Nanjing fails to maintain the HNTE qualification, its applicable enterprise income tax rate will increase to up to 25%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future. Any discontinuation of preferential tax treatment or any increase of the enterprise income tax rate applicable to Sunergy Nanjing could have a material adverse effect on our financial condition and results of operations.

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

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules, promulgated on January 5, 2007 by SAFE and the Operating Procedures on Administration of Foreign Exchange for PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Share Option Plans of Overseas Listed Companies, or the Share Option Rules, issued by SAFE in March 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan.

In addition, the General Administration of Taxation has issued certain circulars concerning employee share options. Pursuant to these circulars, our employees working in China who exercise their share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to such employee share options with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options.

We and the participants of our share incentive plans who are PRC citizens are subject to these rules, and we will attempt to comply with the relevant requirements under such rules. Failure to comply with such rules may subject us and the participants of our share incentive plans who are PRC citizens to fines and legal sanctions and prevent us from further granting options and restricted share under our share incentive plans, which could adversely affect our business operations.

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

Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. China reported a number of cases of SARS in April 2004. Since 2005, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of a new strain of influenza identified as the Influenza A (H1N1) virus occurred in Mexico resulting in a number of deaths. As the virus continued to spread worldwide including China, the World Health Organization on June 11, 2009 declared the H1N1 virus outbreak a global pandemic. The spread of H1N1 or any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China could have a material adverse effect on our business operations. These could include restrictions on our ability to travel or ship our products outside of China as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Related to Our Shares and ADSs

The market price for our ADSs has been volatile since our ADSs began trading on NASDAQ, and may be subject to fluctuations in the future, which could result in substantial losses to investors.

The closing price of our ADSs has ranged from a high of $17.88 to a low of $1.38 since our ADSs began trading on NASDAQ on May 17, 2007. We cannot assure you that the market price of ADSs will not significantly fluctuate from its current level. The market price of our ADSs may be subject to wide fluctuations in response to factors including the following:

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

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In particular, the performance and fluctuation of market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. The trading performances of these China-based companies’ securities at the time of or after their offerings may affect the overall sentiment toward China-based companies’ securities listed in the United States and consequently may impact the trading performance of our ADSs. Volatility in global capital markets could also have an effect on the market price of our ADSs. For example, financial markets have experienced extreme disruption in the past years, including, among other things, extreme volatility in security prices. In the event of a continuing market downturn, the market price of our ADSs may further decline.

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

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, although we do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2009, we cannot assure you that we were not a PFIC for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. Although we do not believe that we were a PFIC for our taxable year ended December 31, 2009, because of the depressed market price of the ADSs and our retention of a significant amount of cash during such year, there is a significant risk that we could be treated as a PFIC for such year. Accordingly, we cannot assure you that we were not a PFIC for such year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See Item 10, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is ten clear days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

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

In March 2010, we entered into two share transfer agreements with CEEG and Sundex Holdings Limited pursuant to which we will acquire from CEEG and Sundex Holdings Limited the 100% equity interests in CEEG (Shanghai) Solar Science & Technology Co., Ltd. and the 100% equity interests in CEEG (Nanjing) New Energy Co., Ltd., both of which are our affiliates and are controlled by Mr. Tingxiu Lu, our chairman, at the consideration of RMB200 million (approximately $29.3 million) and RMB120 million (approximately $17.6 million), respectively. The two transactions are expected to close before June 30, 2010, subject to customary closing conditions including obtaining necessary government approvals.

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

We commenced business operations in August 2004. In 2005, we had only one solar cell manufacturing line. In 2006, we installed five additional solar cell manufacturing lines and expanded our annual manufacturing capacity by 160 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. Our fifth line, which achieved full scale manufacturing capacity in November 2006, commenced commercial mass production of selective emitter cells using monocrystalline silicon wafers, an improved version of the P-type solar cells that we and most other solar cell manufacturers produce, in the fourth quarter of 2007. In December 2008, we installed four new solar cell lines for the production of selective emitter cells. These four new lines are producing selective emitter cells with performance similar to those from the first line which produces selective emitter solar cells.  Hence, five of our manufacturing lines are capable of producing high efficiency selective emitter cells. As of the date of this annual report, our ten solar cell manufacturing lines have an aggregate annual production capacity of 320 MW, assuming the use of 156-millimeter monocrystalline silicon wafers.

Our research and development team is led by two solar power researchers, Dr. Jianhua Zhao and Dr. Aihua Wang, with 30 and 25 years of experience, respectively, and established credentials in the solar power industry. Our research and development efforts focus on continually enhancing our solar cell conversion efficiencies, which measure the ability of solar power products to convert sunlight into electricity, and improving our manufacturing operations.

During the second half of 2009, our research team has made a concerted effort to improve the performance of our standard HP solar cells.  In addition, we continued focusing on the development of advanced process technology for manufacturing other new products, such as N-type solar cells. Some of our lab-manufactured N-type solar cells had been measured by Fraunhofer-Institut Für Solare Energiesysteme ISE, or Fraunhofer ISE, a Germany based institute for solar energy systems, and recorded a conversion efficiency rate of 19.13%.  The Matrix cells under development also demonstrated significant improvement during 2009.  Some of our lab-manufactured Matrix cells recorded a conversion efficiency rate of 19.04%, as measured by Fraunhofer ISE.

In 2007, the shipment of our solar power products amounted to 74.0 MW, including 70.0 MW of solar cells sold, 2.4 MW of solar cells processed under OEM arrangements, and 1.6 MW of modules sold. In 2008, the shipment of our solar power products amounted to 107.2 MW, including 100.4 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 2.6 MW of modules sold. In 2009, the shipment of our solar power products amounted to 194.0 MW, including 181.5 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 8.3 MW of modules sold. We had net revenues of $234.9 million, $350.9 million and $284.9 million in 2007, 2008 and 2009, respectively. We incurred net losses of $4.9 million, $22.9 million and $9.8 million in 2007, 2008 and 2009, respectively.

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

The following table sets forth the types of solar cells we offered in 2009 with the specifications indicated.

Monocrystalline or Multicrystalline Solar Cell	Dimensions (mm×mm)	As a Percentage of Total Output in 2009 As Measured by MW (%)

Monocrystalline silicon solar cell	125×125 156×156	48.4 27.0

Multicrystalline silicon solar cell	156×156	24.6

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

•	Diffusion process. Diffusion is a thermal process through which we selectively incorporate impurities into the silicon wafer and form an electrical field within the surface region of the wafer.

•	Back junction removal. We achieve electrical isolation between the front and back surfaces of the silicon wafer through a process known as backside etching technology.

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

•
Testing, sorting and packaging.  The cells, once manufactured, are tested on the cell tester, and sorted according to their electrical performance and according to their visual appearance.  They are then packed for shipment.

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

Our fifth line, which achieved full scale manufacturing capacity in November 2006, commenced commercial mass production of selective emitter cells using monocrystalline silicon wafers in the fourth quarter of 2007. In 2008, we installed four new solar cell lines for the production of selective emitter cells. These four new lines are producing selective emitter cells with performance similar to those from the first line which produces selective emitter solar cells. In 2008, we also converted four of our standard P-type solar cell manufacturing lines into HP solar cell manufacturing lines, three of which are capable of producing HP solar cells using multicrystalline silicon wafers as raw materials. In August 2009, we converted another standard P-type solar cell manufacturing line into HP solar cell manufacturing lines. As of the date of this annual report, we have ten solar cell manufacturing lines. Five of them are capable of producing HP solar cells and the other five are capable of producing both selective emitter solar cells and HP solar cells, with an aggregate annual production capacity of 320 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. Our actual output of solar cells depends on the size of the silicon wafers that we use; historically we have used a mix of monocrystalline and multicrystalline silicon wafers, each in sizes of 125 millimeters or 156 millimeters. Our actual output does not match our production capacity because we cannot obtain sufficient supply of 156-millimeter wafers, as most of our suppliers and most of the suppliers in China sell the smaller size. To the extent we use smaller wafers or multicrystalline wafers, our actual production will be less than our production capacity.

The table below sets forth a summary of our current manufacturing lines for solar cells as of the date of this annual report:

Solar Cell Manufacturing Line	Time of Achieving Full-scale Manufacturing Capacity	Annualized Manufacturing Capacity(1) (in MW)

Line 1	August 2005(3)	32
Line 2	May 2006(3)	32
Line 3	June 2006(3)	32
Line 4	November 2006(3)	32
Line 5	November 2006(2) (3)	32
Line 6	December 2006 (3)	32
Line 7	December 2008(2) (3)	32
Line 8	December 2008(2) (3)	32
Line 9	December 2008(2) (3)	32
Line 10	December 2008(2) (3)	32

Total		320

(1)	Calculated by assuming the use of 156-millimeter monocrystalline silicon wafers, with assumptions regarding the number of cells per month and the conversion rates of those cells.

(2)	Capable of producing selective emitter solar cells.

(3)	Capable of producing HP solar cells.

Raw Materials

Silicon wafers are the most important raw materials for producing solar cells, with monocrystalline and multicrystalline silicon wafers as the most commonly used materials. We can produce solar cells with either of these types of silicon wafers, and this dual capability provides us with flexibility in raw material procurement.

We seek to procure silicon wafers from various suppliers, most of which are manufacturers located in China. In addition, we also procure polysilicon from various suppliers, and outsource the production of silicon wafers from these polysilicon raw materials under toll manufacturing arrangements with third parties. Sometimes, we sell polysilicon raw materials to wafer manufacturers and purchase silicon wafers from them under buy-and-sell arrangements. In order to meet a portion of our raw material requirements, we also enter into buy-and-sell arrangements with some of our customers, under which we secure silicon wafers from some of our customers, and sell solar cells to them in return.

In 2009, our principal suppliers of silicon wafers and other silicon-based raw materials included Jiangxi LDK Solar Hi-Tech Co. Ltd., Jinzhou Yangguang Energy Co., Ltd., Luoyang Zhonggui High-tech Co., Ltd., Sunshine Silicon Valley Electrical Science & Technology Co., Ltd, and Tianwei New Energy (Chengdu) Silicon Wafer Co., Ltd. Our top five suppliers supplied approximately 39.6% of silicon wafers and other silicon raw material supplies that we procured in 2009. Due to the industry-wide shortage of silicon raw materials experienced during the past few years, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable within a relatively small range. From the fourth quarter of 2008 to mid-2009, the price of silicon raw materials decreased rapidly due to the excess supply of silicon raw materials resulting from a slowed global solar power market growth. In light of such excess supply, we have sought to re-negotiate with our long-term supply partner in regard to certain long term supply contracts signed in 2008. In 2009, almost all of our purchases of silicon raw materials were made under short-term contracts. Given the current wafer price environment, we also seek to exert greater control over incoming wafer quality while establishing stable and long-term relationships with high quality suppliers.

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

Customers and Markets

We sell our solar cells primarily to module manufacturers, who assemble our cells into solar modules and solar power systems for use in various markets, particularly the European market. We also outsource to third parties the manufacturing of solar modules from our solar cells or purchase solar modules from third parties for sale of such solar modules to our customers. In 2009, solar module sales accounted for 5.4% of our revenues. In 2009, our major customers included asola Advanced and Automotive Solar Systems GmbH, CEEG (Nanjing) New Energy Co., Ltd., an entity controlled by our chairman, Mr. Tingxiu Lu, CEEG (Shanghai) Solar Science and Technology Co., Ltd., an entity also controlled by Mr. Lu, Solarwatt AG and Tianwei New Energy (Chengdu) Photovoltaik Module Co., Ltd. In 2009, our top five customers contributed 56.4% of our net revenues, including CEEG (Shanghai) Solar Science and Technology Co., Ltd. and CEEG (Nanjing) New Energy Co., Ltd., which contributed 19.3% and 9.3%, respectively, of our net revenues in 2009.

We currently make a majority of our sales to customers located in China. We also sell our solar power products to customers located in Germany, Italy, Australia and other countries. The following table sets forth by region our net revenues derived from sales of our products for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	(in thousands, except percentages)
Europe:
— Germany	$62,314	26.5%	$126,860	36.2%	$67,120	23.5%
— Italy	8,980	3.8	6,128	1.7	7,557	2.7
— Spain	—	—	9,399	2.7	2,743	1.0
— Others	1,803	0.8	51	0	1,783	0.6
Europe Total	73,097	31.1	142,437	40.6	79,203	27.8
PRC	151,058	64.3	196,628	56.0	185,177	65.0
South Africa	83	—	—	—	—	—
India	2,332	1.0	1,154	0.3	1,657	0.6
South Korea	6,419	2.8	10,257	2.9	409	0.1
Australia	—	—	—	—	11,947	4.2

	Year Ended December 31,
	2007		2008		2009
	(in thousands, except percentages)
America	—	—	—	—	2,568	0.9
Others	1,919	0.8	444	0.1	3,904	1.4
Total net revenues	$234,908	100%	$350,920	100%	$284,865	100%

In order to continue growing our sales and to reduce our reliance on any particular market segment, we intend to broaden our geographic presence and customer base. While we expect China to continue to be one of our key markets for the foreseeable future, we plan to expand into several overseas solar power markets, including European countries and those countries and regions with growing demand or market potential for solar power products, such as France, Czech Republic, United States, Canada, Australia, Japan and other Asian countries and regions after we expand into downstream solar power business.

We sell our products primarily under sales contracts, purchase orders and buy-and-sell arrangements, as follows:

•
Sales contracts and purchase orders. Historically, we entered into sales contracts of various terms with our customers and were obligated to deliver solar power products according to a pre-agreed price and schedule during the term of the contract. Given the volatility in average selling prices of silicon raw materials and solar power products in recent periods, a substantial portion of our contracts now provide for re-negotiation of price terms based on regular pricing reviews every three or six months or provide for adjustment of pricing terms when the change in exchange rate reaches certain benchmarks. We typically require our customers to pay a certain percentage of the purchase price as advance payment within a short period after signing the sales contracts. The percentage of advance payments varies depending on the credit status of our customers, our relationship with the customers, market demand and the terms of a particular contract. We may grant our large customers credit terms, usually within 30-45 days, according to our current credit policy. With respect to the other customers, we typically request full payment before or upon shipment. We also sell our solar power products via purchase orders placed by our customers. After we expand into downstream solar power business, we anticipate that we will continue to use the combination of sales contracts and purchase orders to directly sell solar modules to end customers.

•
Buy-and-sell arrangements. Historically, we obtained silicon wafer supplies from our customers, and were obligated to sell solar cells to them in return under buy-and-sell arrangements. The payment we make for the wafers and the payment our customers make for the solar cells are either settled separately or sometimes offset against each other.

We also process silicon wafers provided by our customers into solar cells under OEM arrangements, and we charge processing fees from these customers.

From 2008, particularly in the fourth quarter of 2008 and the first quarter of 2009, partly due to the impact of global financial market disruption and economic slowdown, some of our customers cancelled or delayed orders for our products. Purchases of solar power products tend to decrease during the winter months because of adverse weather conditions in certain regions, which complicate the installation of solar power systems. Historically, our results of operations have been affected by such seasonality of industry-wide demand for solar power products.

Sales and Marketing

We market and sell our solar power products worldwide through our direct sales force, which is based in our facilities in Nanjing, China. Our marketing programs include industrial conferences, trade fairs, sales training, advertising and public relation events. Our sales and marketing groups work closely with our research and development and manufacturing groups to coordinate our product development activities, product launches and ongoing demand and supply planning. We plan to establish a global sales network and have expanded our sales network by establishing two regional offices, one in Shanghai, China and the other in Munich, Germany. We may establish more regional offices in other European countries and the United States in the future to further expand our sales network.

Historically, the identity of our customers has changed substantially from year to year. We aim to further develop long-term relationships with key customers who are market leaders or strong niche players in their respective industrial or geographic segments. We believe that these customers will provide consistent revenue streams to minimize business volatility, and we target to achieve a substantial portion of our total net revenues from sales to strategic customers. To further diversify our customer base, which currently consists primarily of module manufacturers and system integrators purchasing solar cells, we will seek to increase our sales to system integrators and solar power project developers in connection with our expansion into downstream solar power business.

Intellectual Property

As of the date of this annual report, we have seven patents in China, one of which relates to process technology for the manufacture of N-type solar cells, two relate to process technology for the improvement of cell performance, two relate to utility models for N-type solar cells and the other two relate to utility model for improvement on performance of solar cells. In addition, we have 11 patent applications pending in China, three of which relate to manufacture of solar cells, four relate to process technology for solar cells, one relates to improvement on performance of solar cells, two relate to rectification of bowed solar cells and the last one relates to measurement of solar cells. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide significant competitive advantage to us.

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

We are the registered owner of the trademarks “NPV”and “CSUN” and two logos in China. Further, CEEG and Sunergy Nanjing entered into two trademark license agreements effective as of February 9, 2006 and June 7, 2006, respectively, pursuant to which CEEG granted to Sunergy Nanjing the rights to use the trademarks of “CEEG” and its Chinese characters in Sunergy Nanjing’s ordinary business for ten years.

Competition

The market for solar power products is highly competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We believe that the key competitive factors in the market for solar power products include:

•	manufacturing efficiency;

•	conversion efficiency and performance;

•	price;

•	strength of supplier relationships; and

•	reputation.

Our competitors include solar power divisions of large conglomerates such as Kyocera, Sanyo and Sharp Corporation, as well as specialized solar power manufacturers such as Canadian Solar Inc., JA Solar Holdings Co., Ltd., Motech Industries Inc., Q-Cells AG, Sunpower Corp., Suntech Power Holdings Co., Ltd., Solarfun Power Holdings Co. Ltd. and Trina Solar Ltd. Some of our competitors have also become vertically integrated, from wafer and module manufacturing to solar power system integration, such as Yingli Green Energy Holding Co., Ltd.

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

PRC Ministry of Construction also issued directives in September 2006 and February 2007, which seek to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships.

In addition, the State Council promulgated a directive in July 2005 which sets out specific measures to conserve energy resources.

On March 23, 2009, PRC Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or the Interim Measures, to support the demonstration and the promotion of solar photovoltaic application in China. Local governments are encouraged to issue and implement supporting policies for the development of solar photovoltaic technology. Under these Interim Measures, the Ministry of Finance provides subsidies for projects with individual solar installations that are greater that 50 kilowatt-peak in size and have more than 16% conversion efficiency for monocrystalline solar power products, more than 14% conversion efficiency for multicrystalline solar power products and more than 6% conversion efficiency for amorphous silicon solar power products, and gives priority support to solar power technology integrated into building construction, grid-connected solar power building applications and some public solar power building applications such as schools, hospitals and offices. For 2009, the standard subsidy is set at RMB20 per watt in principle and the detailed standard is to be determined by factors including, but not limited to, the level of integration of buildings with solar power and the technology of solar power products. The Interim Measures do not apply to projects completed before March 23, 2009, the promulgation date of the Interim Measures.

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

On July 16, 2009, PRC Ministry of Finance, Ministry of Science and Technology and National Energy Administration jointly issued the Notice on Implementation of Demonstration Project of Golden Sun to support the promotion of photovoltaic generation in China. Under this notice, the photovoltaic projects which meet certain requirements will be provided with subsidies.  On November 9, 2009, Ministry of Finance, Ministry of Science and Technology and National Energy Administration further jointly issued the Notice on Successful Implementation of Demonstration Project of Golden Sun to emphasize the requirements for subsidizing the photovoltaic projects.

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

Tax

PRC enterprise income tax is calculated primarily on the basis of taxable income determined under PRC enterprise income tax laws and regulations.  In accordance with the Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises promulgated as of April 9, 1991 and effective on July 1, 1991, or the Income Tax Law, and its implementing rules, or the Income Tax Law Implementation Rules, foreign-invested enterprises incorporated in the PRC were generally subject to an enterprise income tax rate of 33% (30% of state income tax plus 3% of local income tax). The Income Tax Law and the Income Tax Law Implementation Rules provided certain preferential tax treatments to foreign-invested enterprises established in certain areas in the PRC.

Sunergy Nanjing, a foreign-invested enterprise engaged in a manufacturing business and established in Nanjing, which is within a coastal economic zone, was entitled to a preferential enterprise income tax rate of 24%. As a wholly foreign owned enterprise engaged in a manufacturing business, Sunergy Nanjing was also entitled to a two-year exemption of the enterprise income tax from its first profitable year, which was 2006, and to a 50% reduction of its applicable income tax rate for the succeeding three years,. To enjoy the above preferential treatment, the operation duration of Sunergy Nanjing shall be no less than 10 years.

On March 16, 2007, the National People’s Congress of China promulgated the New EIT Law. On December 6, 2007, the State Council promulgated the New EIT Law Implementation Rules. Both the New EIT Law and the New EIT Law Implementation Rules became effective on January 1, 2008. Under the New EIT Law and the New EIT Law Implementation Rules, domestically-owned enterprises and foreign-invested enterprises are all subject to a uniform tax rate of 25%.  The New EIT Law also provides transitional measures for enterprises established prior to the promulgation of the New EIT Law and eligible for lower tax rate or preferential treatment in accordance with the then-prevailing tax laws and administrative regulations.  On December 26, 2007, State Council of China promulgated the Circular. Under the New EIT Law, the New EIT Law Implementation Rules and the Circular, enterprises which were established and already enjoyed preferential enterprise income tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, and the enterprises which previously enjoyed the tax rate of 24% shall be subject to the tax rate of 25% in 2008, and (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term or 2012, whichever is earlier. However, The Circular also prescribes that if the above transitional relief of enterprise income tax overlaps with the preferential treatments provided by the New EIT Law, an enterprise may choose the more favorable treatment, but cannot enjoy both.  The treatment cannot be changed once it is chosen.

On April 14, 2008, the Ministry of Finance, the Ministry of Science and Technology and the State Administration of Taxation jointly promulgated the Recognition Measures. Pursuant to the New EIT Law, the New EIT Law Implementation Rules and the Recognition Measures, HNTE is eligible for a preferential tax rate of 15%. On October 21, 2008, Sunergy Nanjing obtained a HNTE certificate with a three-year validity term, from 2008 to 2010. Therefore, Sunergy Nanjing is eligible for a 15% preferential tax rate during the above period.

Based on the Circular, the management chooses to enjoy the transitional relief, i.e. 12.5% from 2008 to 2010.  The management believes that more-likely-than-not Sunergy Nanjing will be able to renew its HNTE status in 2011 and will be eligible for the 15% preferential rate for the following three years from 2011 to 2013. Therefore, management applied the 15% income tax rate in deferred tax calculations. If the renewal is not received for 2011 to 2013, then the net deferred tax asset balance as of December 31, 2009 would change from the current $4.4 million to $5.5 million. The difference would be an increase of $1.1 million to current net earnings.

Sunergy Shanghai was established in November 2007 and its applicable PRC enterprise income tax rate is 25%.

Pursuant to the Provisional Regulation of China on Value Added Tax and its provisional rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and replacement services and the importation of goods into China are generally required to pay value added tax, or VAT, at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a portion or all of the refund of VAT that it has already paid or borne. Accordingly, Sunergy Nanjing is subject to the 17.0% VAT with respect to its sales of solar cells in China, while Sunergy Nanjing’s export sales of solar cells are exempt from such VAT.

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

Share Incentive Plan

On March 28, 2007, SAFE promulgated the Operating Procedures on Administration of Foreign Exchange for PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Share Option Plans of Overseas Listed Companies, or the Share Option Rules. Under the Share Option Rules, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas-listed company or its PRC subsidiary or any other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. The General Administration of Taxation has also issued certain circulars concerning employee share options. Pursuant to these circulars, our employees working in China who exercise their share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to such employee share options with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options. Failure to comply with such rules may subject such overseas-listed company and the participants of share incentive plan who are PRC citizens to fines and legal sanctions and prevent the overseas-listed company from further granting options under its share incentive plan to its employees.

Intellectual Property Rights

The Patent Law (1984), as amended by the Decision on Amending the Patent Law (2000) and the Decision on Amending the Patent Law (2008), and the Implementing Rules of the Patent Law (2001), as amended by the Decision on Amending the Implementing Rules of the Patent Law (2002) and the Decision on Amending the Implementing Rules of the Patent Law (2010) provide for the application and protection of patents. An invention patent shall be valid for twenty years and an external design patent and a utility model patent shall be valid for ten years, commencing on their application dates, respectively. Any persons or entities using a patent without the consent of the patent owner, making counterfeits of patented products, or conducting other activities which infringe upon patent rights will be held liable for compensation to the patent owner, fines charged by the administrative authorities and even criminal punishment. As of the date of this annual report, our operating subsidiary, Sunergy Nanjing, has seven patents in China, one of which relates to process technology for the manufacture of N-type solar cells, two relate to process technology for the improvement of cell performance, two relate to utility models for N-type solar cells and the other two relate to utility model for improvement on performance of solar cells.

The Trademark Law of the PRC (1983), as amended in 1993 and 2001, respectively, and the Implementing Regulations of the Trademark Law (2002) provide for the application, protection and license of trademarks. A registered trademark shall be valid for ten years, commencing on the date of registration and can be renewed by an application made within six months before expiration. The renewed registration shall also be valid for ten years and can be renewed unlimitedly. As of the date of this annual report, we are the registered owner of the trademarks “NPV” and “CSUN” and two logos in China.

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

According to our current plan, Sunergy Shanghai will engage in high-efficiency solar cells production, solar power research and development activities. We expect to begin construction on our Shanghai facility, which includes a research and development center, in the second half of 2010.

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

In March 2010, we entered into two share transfer agreements with CEEG and Sundex Holdings Limited, pursuant to which we will acquire from CEEG and Sundex Holdings Limited the 100% equity interests in CEEG (Shanghai) Solar Science & Technology Co., Ltd. and the 100% equity interests in CEEG (Nanjing) New Energy Co., Ltd., both of which are our affiliates and are controlled by Mr. Tingxiu Lu, our chairman, at the consideration of RMB200 million (approximately $29.3 million) and RMB120 million (approximately $17.6 million), respectively. The two transactions are expected to close before June 30, 2010, subject to customary closing conditions including obtaining necessary government approvals.

D.	Property, Plant and Equipment

As of December 31, 2009, we conducted our research, development and manufacturing of solar products at our facilities in Nanjing, China, where we occupied a site area of approximately 79,800 square meters. These facilities include office premises with a total floor space of approximately 9,600 square meters and manufacturing facilities with a total floor space of approximately 21,500 square meters that can accommodate up to ten solar cell manufacturing lines. We have obtained all of the construction approvals for these facilities. We have also obtained land use rights to a plot of land in Shanghai with a site area of approximately 96,500 square meters for the business operation of Sunergy Shanghai in 2009.

In 2009, we pledged raw materials with a total value of approximately RMB100 million ($14.6 million) to secure our repayment of short-term borrowings of approximately $8.8 million, which was repaid in February 2010.

We maintain property insurance policies with reputable insurance companies for covering our equipment, facilities, buildings and their improvements, and office furniture. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. We maintain director and officer liability insurance for our directors and executive officers. We also maintain business interruption insurance. Our insurance products contain various coverage limits and deductibles. We do not currently maintain product liability insurance. We have appointed an insurance broker to provide us with proposals for insurance coverage for our company, and we plan to maintain our coverage with the similar level of 2009 during 2010.

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

A.	Operating Results

Overview

We sell our solar cell products mostly to module manufacturers and, to a lesser extent, to system integrators, who assemble our cells into solar modules and solar power systems for use in various markets. Our management’s operational expertise and execution capability, coupled with our strong research and development capabilities, have allowed us to rapidly install our solar cell manufacturing lines and expand our manufacturing capacity. As of the date of this annual report, we have ten solar cell manufacturing lines with an aggregate production capacity of 320 MW per year, assuming the use of 156-millimeter monocrystalline silicon wafers. Our research and development efforts focus on continually enhancing our solar cell conversion efficiencies, which measure the ability of solar power products to convert sunlight into electricity, and improving our manufacturing operations. We commenced business operations in August 2004. In 2005, we had only one solar cell manufacturing line. In 2006, we installed five additional solar cell manufacturing lines and expanded our annual manufacturing capacity by 160 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. Our fifth line, which achieved full scale manufacturing capacity in November 2006, commenced commercial mass production of selective emitter cells using monocrystalline silicon wafers in the fourth quarter of 2007. In December 2008, we installed four new solar cell lines for the production of selective emitter cells. These four new lines are producing selective emitter cells with performance similar to those from the first line which produces selective emitter solar cells.  Hence, five of our manufacturing lines are capable of producing high efficiency selective emitter cells.

During the second half of 2009, our research team has made a concerted effort to improve the performance of our standard HP solar cells.  In addition, we continued focusing on the development of advanced process technology for manufacturing other new products, such as N-type solar cells.  The Matrix cells under development also demonstrated significant improvement during 2009.

In 2007, the shipment of our solar power products amounted to 74.0 MW, including 70.0 MW of solar cells sold, 2.4 MW of solar cells processed under OEM arrangements and 1.6 MW of modules sold. In 2008, the shipment of our solar power products amounted to 107.2 MW, including 100.4 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 2.6 MW of modules sold. In 2009, the shipment of our solar power products amounted to 194.0 MW, including 181.5 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 8.3 MW of modules sold. We had net revenues of $234.9 million, $350.9 million and $284.9 million in 2007, 2008 and 2009, respectively. We incurred net losses of $4.9 million, $22.9 million and $9.8 million in 2007, 2008 and 2009, respectively.

We operate and manage our business as a single segment.

Industry Demand

The solar power market grew rapidly in the past several years. During that period, our business and revenue growth were primarily driven by industry demand and our ability to retain existing customers, attract new customers and expand our manufacturing capacity at the same time. According to Solarbuzz, the global solar power market, as measured by annual volume of modules delivered to installation sites, grew at a CAGR of 49.5% from approximately 1.5 gigawatts, or GW, in 2005 to approximately 7.3 GW in 2009. Under the lowest of three different projections, Solarbuzz expects the annual volume of modules delivered to installation sites may further increase to 15.4 GW in 2014, and global solar power industry revenue may increase from $38.5 billion in 2009 to $46.3 billion in 2014 while market demand growth is partially offset by the market price declines. According to a Solarbuzz forecast named “Green World,” the moderate one of three possible scenarios, annual volume of modules delivered to installation sites may further increase to approximately 24.7 GW in 2014, and global solar power industry revenue may increase from $38.5 billion in 2009 to $77.9 billion in 2014.

We believe that the following factors have driven and may continue to drive the growth of the solar power industry in the long run as projected by the Solarbuzz “Green World” forecast:

•	government incentives for solar power;

•	growing demand for electricity, supply constraints and desire for energy security; and

•	growing awareness of the advantages of solar power.

In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis.  During the same period, increased manufacturing capacity combined with decreased demand caused a decline in the prices of solar power products.  The demand for solar products is also influenced by macroeconomic factors such as the global economic downturn, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry.  A decrease in oil prices, for example, may reduce demand for investment in alternative energy.  The global economic downturn, which affects the availability of financing, also contributed to decreased sales and shipments of solar power products and the slowdown of the large solar project market segments.  Although global demand began to recover in the second half of 2009, lower costs of raw materials have continued to cause a decrease in the prices of solar power products, which will lower the cost of producing renewable energy over time. We cannot assure you that demand for solar products in 2010 will exceed the demand for solar products in 2009 or that the oversupply of solar products will not continue to exist in 2010.  Pleases see “Item 3. Key Information – D. Risk Factors” for discussions of the risks related to declining industry demand for solar products.

We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of power provided by the electric utility grid in many locations, when upfront system costs are factored into cost per kilowatt. As a result, governmental bodies in many countries, most notably China, Germany, Italy, Japan, Spain, South Korea and the United States, have provided subsidies and economic incentives to reduce dependency on non-renewable sources of energy. These subsidies and economic incentives have come in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products.

The demand for our solar power products is affected significantly by government subsidies and economic incentives in our targeted or potential markets. According to Solarbuzz, Germany had the largest solar power market in 2009, with a market size of 3.87 GW, which accounted for 53.0% of the global solar power market demand in 2009.  Italy and Spain had a market size of 0.62 GW and 0.10 GW, respectively, and accounted for 8.5% and 1.4%, respectively, of the global solar power market demand in 2009. At the beginning of 2009, the German government reduced solar feed-in tariffs by between 9% and 11%.  The rapid expansion of the German market was largely due to decreasing prices of solar modules in the first half of 2009 and the expectation of further reductions in feed-in tariffs. In May 2010, German Parliament Lower House (Bundestag) approved a proposal of a further mid-year reduction in solar feed-in tariffs of 16% for rooftop systems and 15% for most open-field installations. If this proposal is later approved by German Parliament Upper House (Bundesrat) and becomes law, a significant decrease in the demand for solar power products in Germany will likely follow. The rise of the Italian market in 2009 was largely due to an increase in the maximum installation size that can be incentivized from 20 Kilowatts to 200 Kilowatts and a reduction in the bureaucratic steps for securing incentives. The Spanish market declined dramatically, primarily due to the cap of 500 MW for the feed-in tariff in 2009 introduced by the Spanish government in September 2008, which has resulted in limiting the demand in the grid-connected market in Spain, and national and global issues such as more stringent project financing conditions and banks becoming less willing to lend into Spain. According to Solarbuzz, if Germany and Spain were excluded, the rest of the global market would grow strongly by 89% from 1.76 GW in 2008 to 3.33 GW in 2009. Reductions in, or eliminations of, subsidies and economic incentives for on-grid solar energy applications could result in decreased demand for our products and cause our revenues to decline.

In March 2009, the Chinese government announced new rules to support solar power applications in rural and remote areas, which would allow for meaningful development of the solar power market in China.  The Chinese government offers subsidies to assist construction of building integrated solar power applications in urban and remote areas, establishment of the technical standards on the installation of solar power products on buildings, as well as integration and promotion of key universal solar power building technologies.  According to the rules, projects with more than 50 Kilowatts and a conversion efficiency of their monocrystalline solar panels of higher than 16% are eligible to receive the subsidies.  Priority will be given to the usage of solar modules for building integrated solar power projects and grid-type projects, as well as projects for public buildings. On July 16, 2009, Chinese government issued another Notice on Implementation of Demonstration Project of Golden Sun to support the promotion of photovoltaic generation in China. Under this notice, the photovoltaic projects which meet certain requirements will be provided with subsidies. In August 2009, the Chinese government issued the Report on the Work of Dealing with Climate Change, or the Report, and the Standing Committee of National People’s Congress of China issued the Resolutions on Making Active Responses to Climate Change, or the Resolutions. According to the Report and the Resolutions, the renewable energy use including solar power is encouraged and shall be expanded. We believe that some of our customers may be benefited by these incentives, which may in turn affect their demand for our products.

Availability, Price and Quality of Silicon Raw Materials

Silicon wafers are the most important raw material from which our solar cells are made. To manufacture silicon wafers, polysilicon is melted and processed into crystalline silicon ingots, which are then sliced into wafers. The procurement costs of silicon raw materials have accounted for more than half of our cost of revenues since we began our commercial production of solar cells in August 2005. Fluctuation in the price of polysilicon have in the past impacted our production costs and our cost of revenues and net income. According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $60-$65 per kilogram delivered in 2007 to $60-$75 per kilogram in 2008.  In addition, according to Solarbuzz, spot prices for solar grade polysilicon were in the range of $230-$375 per kilogram for most of the first half of 2008 and rose to a peak of $450-$475 per kilogram by mid-2008. The average initial price range of long-term polysilicon supply contracts decreased to $50-$60 in the fourth quarter of 2009, and spot prices for solar grade polysilicon had decreased rapidly to $150-$200 per kilogram by the beginning of 2009 and further declined to $55-$60 per kilogram by the end of 2009. There is no assurance that the price of polysilicon will continue to decline, especially if the global solar power market regains its growth momentum.

We purchase silicon wafers from various suppliers, most of which are wafer manufacturers located in China. We also procure polysilicon from various suppliers, and outsource the production of silicon wafers from these polysilicon raw materials under toll manufacturing arrangements with third parties. Toll manufacturing is a type of contract manufacturing frequently used in the solar power industry, in which part of the manufacturing process is outsourced to qualified third parties, or toll manufacturers. Sometimes, we sell polysilicon raw materials to wafer manufacturers and purchase silicon wafers from them under buy-and-sell arrangements. Due to the industry-wide shortage of silicon raw materials experienced during the past few years, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Currently we use primarily short-term contracts to secure our silicon raw materials supply. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable in a relatively small range. From the fourth quarter of 2008 to mid-2009, the price of silicon raw materials decreased precipitously due to the excess supply of silicon raw materials resulting from a slowed global solar power market growth. In light of such excess supply, we have sought to re-negotiate with our long-term supply partner in regard to certain long term supply contracts signed in 2008. Given the current wafer price environment, we also seek to exert greater control over incoming wafer quality while establishing stable and long-term relationships with high quality suppliers.

Historically, given the state of the industry, suppliers of silicon raw materials typically required customers to make payments in advance of shipment. Our suppliers generally required us to make a prepayment at a certain percentage of the order value prior to shipping. Due to the relative oversupply of polysilicon, prepayment as a percentage of the entire contract has been reducing. In 2009, most of our suppliers granted us credit terms under their contracts with us. However, our purchases of silicon raw materials may continue to require us to make certain working capital commitments. We are required to manage our borrowings and equity contributions to support our raw material purchases.

The silicon wafers required for the manufacture of N-type solar cells are different from those used for the manufacture of P-type solar cells. We cannot assure you that, if we are successful in commencing large-scale commercial production of N-type solar cells, we will be able to obtain adequate supply of such wafers.

Manufacturing Capacity

In order to capture the market opportunity for our solar cell products, we have expanded our manufacturing capacity. When the market demand for solar cells exceeded supply, increased capacity had a significant effect on our results of operations, by allowing us to produce and sell more solar cell products generating higher revenues, and by lowering certain manufacturing costs resulting from economies of scale. In June 2005, we completed our first solar cell manufacturing line with a manufacturing capacity of 32 MW per year, and we started generating revenues from the first line in August 2005. We completed our second to sixth solar cell manufacturing lines and started generating revenues from these lines in 2006. We further installed our seventh to tenth solar cell manufacturing lines in December 2008. In 2007 we shipped 74.0 MW of solar power products including 70.0 MW of solar cells sold, 2.4 MW of solar cells processed under OEM arrangements and 1.6 MW of modules sold. In 2008, the shipment of our solar power products amounted to 107.2 MW, including 100.4 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 2.6 MW of modules sold. In 2009, the shipment of our solar power products amounted to 194.0 MW, including 181.5 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 8.3 MW of modules sold. We had net revenues of $234.9 million, $350.9 million and $284.9 million in 2007, 2008 and 2009, respectively.

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

Pricing of Our Solar Cells

Solar cells are priced based on the number of watts of electricity they can generate and on their conversion efficiency. Pricing per watt of solar cells is principally affected by manufacturing costs per watt, comprising of primarily the cost of silicon wafers, the overall market demand for solar cells, and some other factors, such as the exchange rate. Increased economies of scale and process technology advancements in the past resulted in a steady reduction in manufacturing costs and the price per watt of solar cells. However, since 2004, price per watt of solar cells began rising gradually due to rapid demand growth worldwide and the resulting shortages of silicon raw materials. Following several years of increases, prices of solar cells declined gradually in early 2007 mainly due to decreases in subsidies or feed-in tariffs in major end-markets of solar power products, such as Germany, as well as increased production output around the world. From the third quarter of 2007, average selling prices of our solar cells have increased due to increasing demand for solar power products and the appreciation of the Renminbi.  In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis.  During the same period, increased manufacturing capacity combined with decreased demand contributed to a decline in the average selling price of solar power products.  The demand for solar power products is influenced by macroeconomic factors such as the global economic downturn, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry.  Although global demand began to recover in the second half of 2009, lower costs of raw materials continued to cause decreases in manufacturing costs and the selling prices of solar power products.

We determine the power output of our solar cells based on their size and measured conversion efficiencies. We determine the price per watt of our solar cells based on the prevailing market prices when we enter into sales contracts with our customers or when our customers place purchase orders with us, taking into account the size of the contract or the purchase order, the strength, history and prospects of our relationship with the customer and our costs. Most of our customers pay premiums over the price of cells with normal conversion efficiency such as the standard P- type cells, for our high conversion efficiency cells such as the selective emitter solar cells, due to their higher conversion efficiency rates.

The average selling prices of our solar cells decreased from $3.32 per watt in 2008 to $1.36 per watt in 2009, due primarily to decreased prices of silicon raw materials, increased manufacturing capacity, decreased demand for solar power products in the first quarter of 2009 caused by the global economic downturn and credit crisis. If demand for solar products decline and the supply of solar products continues to grow, the average selling price of our solar cells will be materially and adversely affected.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Volatile market and industry trends, in particular, the decline in demand for solar products may cause the average selling price of our products to decline, and reduce our revenues and profitability.” for more details.

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

In the fourth quarter of 2007, we commenced commercial production of selective emitter cells, an improved version of the P-type solar cells that most solar cell manufacturers produce. We began pilot production of HP solar cells during the same quarter. In December 2008, we installed four new solar cell lines for the production of selective emitter cells. These four new lines are producing selective emitter cells with performance similar to those from the first line which produces selective emitter solar cells.  Hence, five of our manufacturing lines are capable of producing high efficiency selective emitter cells.

During the second half of 2009, our research team has made a concerted effort to improve the performance of our standard HP solar cells.  In addition, we continued focusing on the development of advanced process technology for manufacturing other new products, such as N-type solar cells. Some of our lab-manufactured N-type solar cells had been measured by Fraunhofer ISE, and recorded a conversion efficiency rate of 19.13%.  The Matrix cells under development also demonstrated significant improvement during 2009.  Some of our lab-manufactured Matrix cells recorded a conversion efficiency rate of 19.04%, as measured by Fraunhofer ISE.

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

Overview of Financial Results

Net Revenues

Our net revenues are net of value-added tax. Factors affecting our net revenues include average selling price per watt, unit volume sold and product demand for our solar cells. In addition to sale of solar cells, in 2009 we derived revenues from selling silicon raw materials under our buy-and-sell arrangements with silicon wafer manufacturers. We also outsource to third parties the manufacturing of solar modules from our solar cells or purchase solar modules from third parties, and sell these solar modules to our customers.

In 2007, 2008 and 2009, customers contributing 10% or more of our total net sales accounted for approximately 41.3%, 46.3% and 30.4% of our total net revenues, respectively. CEEG (Shanghai) Solar Science and Technology Co., Ltd., an entity controlled by Mr. Tingxiu Lu, our chairman, contributed 19.3% of our net revenues in 2009.

The following table sets forth by region our total net revenues derived from sales of our products for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	(in thousands, except percentages)
Europe:
— Germany	$62,314	26.5%	$126,860	36.2%	$67,120	23.5%
— Italy	8,980	3.8	6,128	1.7	7,557	2.7
— Spain	—	—	9,399	2.7	2,743	1.0
— Others	1,803	0.8	51	0	1,783	0.6
Europe Total	73,097	31.1	142,437	40.6	79,203	27.8

	Year Ended December 31,
	2007		2008		2009
	(in thousands, except percentages)

PRC	151,058	64.3	196,628	56.0	185,177	65.0
South Africa	83	—	—	—	—	—
India	2,332	1.0	1,154	0.3	1,657	0.6
South Korea	6,419	2.8	10,257	2.9	409	0.1
Australia	—	—	—	—	11,947	4.2
America	—	—	—	—	2,568	0.9
Others	1,919	0.8	444	0.1	3,904	1.4
Total net revenues	$234,908	100%	$350,920	100%	$284,865	100%

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and our operating expenses as a percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2007	2008	2009
Cost of revenues	92.3%	95.6%	94.2%
Operating expenses:
Selling expenses	0.7	1.1	1.0
General and administrative expenses	5.8	4.8	8.6
Research and development expenses	1.1	0.5	1.5

Total operating expenses	7.6%	6.4%	11.1%

Our cost of revenues increased in 2008 as a percentage of our total net revenues in 2008 primarily due to higher inventory write-down we recorded. Our cost of revenues decreased slightly in 2009 as a percentage of our total net revenues in 2009 primarily due to the relatively stable prices of silicon raw materials in 2009. In comparison with 2009, in the fourth quarter of 2008, cost of revenues remained high as a percentage of our net revenues, because the prices of our solar cells decreased then as a result of the reduced market demand while we were using our raw material inventory previously purchased at higher prices and could not take full advantage of the then reduced silicon raw material prices.

Our operating expenses include general and administrative expenses, selling expenses and research and development expenses.

Our total operating expenses as a percentage of our total net revenues was 7.6%, 6.4% and 11.1% in 2007, 2008 and 2009, respectively. Our total operating expenses increased in 2009 as a percentage of our total net revenues primarily due to the reserve for the proposed settlement of the 2007 shareholder class action of $1.1 million and allowance for doubtful accounts receivable of $7.3 million.

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

•
Warranty costs. With respect to solar cell sales made with contractual warranty provisions, we accrue 0.5% of our net revenues as warranty costs at the time revenue is recognized. Our sales contracts concluded after December 2006 do not contain warranty provisions, which we believe is in line with the practice of other solar cell manufacturers in China. We do not expect to enter into solar cell sales contracts with warranty provisions in the future. We still accrue warranty costs for deliveries of solar cells under the contracts concluded before December 2006. With respect to solar modules, which are typically sold with a five-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase, we accrue 1.0% of our net revenues generated from module sales based on our competitors’ accrual history and industry practice. We expect warranty costs to increase in absolute terms as module sales will account for a larger portion of our net revenues following our expansion into downstream solar power business.

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

General and administrative expenses account for the largest part of our operating expenses. In 2007, 2008 and 2009, we also recorded share-based compensation expenses of $0.5 million, $3.2 million and $1.3 million, respectively, in connection with the grants of share options to certain employees. Since 2007, our general and administrative expenses increased due to higher salaries, benefits, depreciation and other administrative costs we have incurred as a result of the expansion of our manufacturing capacity and sales volume. In 2009, our general and administrative expenses increased also due to the reserve for the proposed settlement of the 2007 shareholder class action of $1.1 million and allowance for doubtful accounts receivable of $7.3 million.

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

Share-based Compensation Expenses

In 2007, 2008 and 2009, we entered into option award agreements pursuant to our first share incentive plan. Under these option award agreements, we had outstanding options to purchase 1,609,071 ordinary shares as of December 31, 2009. We also entered into two restricted share award agreements pursuant to our second share incentive plan. Under these restricted share award agreements, we had an aggregate of 799,101 outstanding restricted shares as of December 31, 2009. See Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.” Changes in the amount of share-based compensation will primarily affect our general and administrative expenses, reported net income and earnings per share.

We are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the grant date, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the award (usually the vesting period). We are also required to adopt a fair value-based method of measuring the compensation expense related to share-based compensation. We record share-based compensation expenses for the fair value of the options and restricted shares at the grant date. We recognize such share-based compensation expenses over the grant recipient’s requisite service periods.

As of December 31, 2009, there was $1.4 million in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the plan, which is expected to be recognized over a weighted-average period of 1.0 years.

Taxation

Under the current laws of the Cayman Islands and the British Virgin Islands, we and Sunergy BVI are not subject to tax on income or capital gain. Additionally, dividend payments made by us and Sunergy BVI are not subject to withholding tax in those jurisdictions.

Under the current Hong Kong Inland Revenue Ordinance, Sunergy Hong Kong is subject to Hong Kong profit tax at a rate of 17.5% as of March 31, 2008 and 16.5% effective from April 1, 2008 on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by Sunergy Hong Kong to us are not subject to any Hong Kong withholding tax.

The New EIT Law and the New EIT Law Implementation Rules provides that enterprises established under the laws of foreign countries or regions whose "de facto management bodies" are located within the PRC are considered PRC resident enterprises and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income.  Under the New EIT Law Implementation Rules, a "de facto management body" is defined as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.”  If we are treated as PRC resident enterprises for PRC tax purposes, we will be subject to PRC enterprise income tax on our worldwide income at the 25% tax rate, which would have an impact on our effective tax rate.  Additionally, under such circumstances that Sunergy Hong Kong is also treated as a PRC resident enterprise, dividends distributed from our PRC subsidiaries to Sunergy Hong Kong and ultimately to us could be exempt from withholding tax, and dividends from us to our foreign investors would be subject to a withholding tax at 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement.

PRC Enterprise Income Tax

Prior to January 1, 2008, a foreign-invested enterprise in China was typically subject to enterprise income tax at a statutory rate of 33%, which comprised 30% national income tax and 3% local income tax. Sunergy Nanjing, a foreign-invested enterprise engaged in a manufacturing business and established in Nanjing, which is within a coastal economic zone, was entitled to a preferential enterprise income tax rate of 24% before January 1, 2008. As a wholly foreign owned enterprise engaged in a manufacturing business, Sunergy Nanjing was also entitled to two years of exemption followed by three years of 50% deduction starting from its first profitable year which was 2006.  On March 16, 2007, the National People’s Congress issued the New EIT Law, under which foreign-invested enterprises and domestically-owned companies would be subject to enterprise income tax at a uniform rate of 25%. On December 6, 2007, the Congress also promulgated the New EIT Law Implementation Rules. Both the New EIT Law and the New EIT Law Implementation Rules became effective on January 1, 2008. On December 26, 2007, State Council of China promulgated the Circular. Under the New EIT Law, the New EIT Law Implementation Rules and the Circular, enterprises which were established and already enjoyed preferential income tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, and the enterprises which previously enjoy the tax rate of 24% shall be subject to the tax rate of 25% in 2008, and (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term, or 2012, whichever is earlier. However, the Circular also prescribes that if the above transitional relief of enterprise income tax overlaps with the preferential treatments provided by the New EIT Law, an enterprise may choose the more favorable treatment, and shall not enjoy both.  The treatment cannot be changed once it is chosen.

On April 14, 2008, the Ministry of Finance, the Ministry of Science and Technology and the State Administration of Taxation jointly promulgated the Recognition Measures. Pursuant to the New EIT Law, the New EIT Law Implementation Rules and the Recognition Measures, HNTE is eligible for a preferential tax rate of 15%. On October 21, 2008, Sunergy Nanjing obtained a HNTE certificate with a three-year validity term, from 2008 to 2010. Therefore, Sunergy Nanjing is eligible for a 15% preferential tax rate during above period

Based on the Circular, the management chooses to enjoy the transitional relief (i.e. 12.5% from 2008 to 2010).  The management believes it is more-likely-than-not to renew its HNTE status in 2011 and will be eligible for the 15% preferential rate for the following three years from 2011 to 2013.  Therefore, the management applied the 15% income tax rate in deferred tax calculations. If the renewal is not received for 2011 to 2013, then the net deferred tax asset balance as of December 31, 2009 would change from the current $4.4 million to $5.5 million. The difference would be an increase of $1.1 million to current net earnings. Sunergy Nanjing was in a tax loss position under PRC tax law in 2004, 2005, 2007, 2008 and 2009, and thus was not subject to any enterprise income tax during these periods.

Sunergy Shanghai was established in November 2007 and its applicable enterprise income tax rate is 25%. Sunergy Shanghai did not have substantive operations and had incurred minimal non-operating related losses in 2007, 2008 and 2009.

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

Revenue Recognition

Sales of solar cells and modules are recorded when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. We sell our solar products at agreed upon prices to our customers, which reflect prevailing market prices. Our considerations for recognizing revenue are based on the following:

•
Persuasive evidence that an arrangement (sales contract) exists between a willing customer and us that outlines the terms of the sale (including customer information, product specification, quantity of goods, purchase price and payment terms). Customers do not have any general rights of return but may be allowed to exchange for goods that are not defective but may not meet certain minor specifications such as color or sizes of the products for a 30 to 45 day period.  We have recorded the estimated replacement costs, which have been immaterial for all periods as a result of the product exchanges in cost of revenue upon the recognition of revenue.

•	Our price to the customer is fixed and determinable as specifically outlined in the sales contract.

•
For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is probable, including past transaction history with them and their credit-worthiness. All credit extended to customers is pre-approved by management. If we determine that collection is not reasonably assured, we defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

Warranty Costs

Historically, some of our sales contracts with overseas customers provided for a 10- or 20-year warranty for the performance of our solar cells against declines in certain technical specifications, primarily the minimum power generation capacity specified at the time of delivery. Since the beginning of 2007, we have aborted such warranty terms in solar cell sales contracts. We also sell our module products to customers along with a warranty on the performance of solar module products at certain levels of conversion efficiency for an extended period. Our solar modules are typically sold with a 20 to 25 year warranty against specified declines in the initial minimum power generation capacity at the time of sale. In addition, we provided warranty for our solar modules against defects in materials and workmanship for a period of five years from the date of sale. We, therefore, maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these warranties. We accrue the estimated costs of warranties at 0.5% of our solar cell sales made with warranty provisions and 1.0% of our solar module sales, respectively, and include that amount in our cost of revenue.  Because we are a relatively new company, we have a limited warranty claim period. We also engage in product quality assurance programs and processes, including monitoring and evaluating the quality of suppliers, in an effort to ensure the quality of our products and reduce our warranty exposure. As we have not experienced significant warranty claims to date in connection with declines of the power generation capacity or other technical specifications of our solar cells or solar modules, we estimate our warranty costs based on our actual historical cost data, competitor data and academic research which are reviewed by our quality review staff. Although we conduct quality testing and inspection of our solar cell products, our solar cell products have not been tested in an environment simulating the up to 20-year warranty periods. We acknowledge that such estimates are subjective, and we will continue to analyze our claim history and the performance of our products compared to our competitors and academic research to determine whether our accrual is adequate. Actual warranty costs are accumulated and charged against accrued warranty liability. Our warranty obligation will be affected not only by our product failure rates, but also by costs incurred to repair or replace failed products as well as any service delivery costs incurred in correcting a product failure. If our actual product failure rates, material usage or service delivery costs differ from our estimates, we will need to prospectively revise our estimated warranty liability accrual rate.

Valuation of Share-based Compensation

We record share-based compensation expense based on the fair value of the options and other awards on the date of grant.

In 2007, 2008 and 2009, we granted share options and restricted shares to certain of our employees. We incurred share-based compensation expenses of $0.5 million, $3.2 million and $1.3 million for the years ended December 31, 2007, 2008 and 2009, respectively. We used the binomial option-pricing method to determine the amount of employee share-based compensation expenses. This approach requires us to make assumptions on such variables as share price volatility, expected lives of awards and discount rates. Changes in these assumptions could significantly affect the amount of employee share-based compensation expenses we recognize in our consolidated financial statements. See Item 5, “—Overview of Financial Results—Share-based Compensation Expenses.”

Allowance for Doubtful Accounts

We conduct credit evaluations of customers and generally do not require collateral or other security from them. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. We generally do not require collateral or other security interests from our customers when we grant them credit. However, we maintain a reserve for potential credit losses and such losses have historically been within our expectations. We raise an allowance for doubtful accounts primarily based on the age of the receivables or prepayments and other factors like the length of time receivables are passing due, previous loss history and the counterparty’s current ability to fulfill its obligation. In 2009, we recorded $7.3 million allowance for doubtful accounts, primarily attributable to the doubtful accounts in connection with our sales to a major client of us in 2008.

With respect to advances to suppliers, our suppliers are primarily suppliers of silicon raw materials. We perform ongoing credit evaluations of our suppliers’ financial conditions. We generally do not require collateral or security against advances to suppliers.

Inventories

Our inventories are stated at the lower of cost or market value. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record write-down against the cost of inventories for a decline in net realizable value. Inventory write-down charges establish a new cost basis for inventory. In estimating obsolescence, we estimate future market demand by referring to our backlog sales orders and our historical inventory turnover ratio. We estimate sales prices for the next quarter through our market analysis. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, spot prices of polysilicon are primarily a result of market supply and demand. Our management continually monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories.

Income Taxes

As required by Accounting Standards Codification 740, “Income Taxes,” we periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative operating experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. On October 21, 2008, Sunergy Nanjing obtained a HNTE certificate with a three-year validity term, from 2008 to 2010. The management believes that more-likely-than-not Sunergy Nanjing will be able to renew its HNTE status in 2011 and will be eligible for the 15% preferential rate for the following three years from 2011 to 2013.  Therefore, management applied the 15% income tax rate in deferred tax calculations. If the renewal is not received for 2011 to 2013, then the net deferred tax asset balance as of December 31, 2009 would change from the current $4.4 million to $5.5 million. The difference would be an increase of $1.1 million to current net earnings. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

Impairment of Long-lived Assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets. The determination of fair value of the long lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. This analysis also relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized. As of December 31, 2009, we identified certain long-lived assets that were no longer actively used due to obsolete technology or poor physical conditions and recorded a loss of $0.8 million on such assets.

Derivative Financial Instruments

One of our long-term supply contracts provided that the purchase price of the wafer to be acquired was denominated in U.S. dollars, which was not the functional currency of either of the contracting parties. Accordingly, the contract contained an embedded foreign currency forward contract, which was required to be bifurcated and accounted for at fair value. Changes in fair value are recorded in the consolidated statements of operations.

Because of the monetary controls imposed by the PRC, the determination of the fair value of a long-term foreign currency derivative requires the input of highly subjective assumptions, including estimates of forward foreign exchange rates between the U.S. dollar and Renminbi.

In calculating the fair value of the embedded derivatives, we (i) estimated the monthly purchases and the corresponding payments, based on historical usage rates, (ii) applied the estimated exchange forward rates between the U.S. dollar and Renminbi associated with each of the estimated monthly payment dates from (i) above, and (iii) applied an appropriate discount rate to the amounts obtained in (ii) above. We estimate the on-shore U.S. dollar / Renminbi forward exchange rates based on the Tokyo Composite rates. The adopted discount rates represent the yields of Renminbi PRC government bonds with comparable terms.

In 2008, we recorded a loss on the change in fair value of the embedded derivatives related to the supply agreement of $7.6 million, which was included in the line item “Changes in fair value of derivative” in the consolidated statements of operations.

As of December 31, 2009, the derivative liability related to this long term supply contract was reversed to zero as a result of the termination of this long term supply contract in September 2009, resulting in a gain on change in fair value of derivative of $7.6 million recorded in 2009.

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

	Year Ended December 31,
	2007		2008		2009
	(in thousands, except percentages)
Net revenues	$234,908	100.0%	$350,920	100.0%	$284,865	100.0%
Cost of revenues	(216,881)	(92.3)	(335,454)	(95.6)	(268,252)	(94.2)

Gross profit	18,027	7.7	15,466	4.4	16,613	5.8
Operating expenses
Selling expenses	(1,644)	(0.7)	(3,866)	(1.1)	(2,920)	(1.0)
General and administrative expenses	(13,664)	(5.8)	(16,779)	(4.8)	(24,517)	(8.6)
Research and development expenses	(2,555)	(1.1)	(1,871)	(0.5)	(4,382)	(1.5)

Total operating expenses	(17,863)	(7.6)	(22,516)	(6.4)	(31,819)	(11.1)
Income (loss) from operations	164	0.1	(7,050)	(2.0)	(15,206)	(5.3)

	Year Ended December 31,
	2007		2008			2009
	(in thousands, except percentages)
Interest expense	(7,394)	(3.2)	(8,069)	(2.3)		(7,296)	(2. 6)
Interest income	1,577	0.7	1,665	0.5		1,633	0.6
Changes in fair value of derivatives	—	—	(9,864)	(2.8)		8,020	2.8
Other income (expense), net	93	0.0	(2,268)	(0.6)		2,100	0.7

(Loss) income before income taxes	(5,560)	(2.4)	(25,586)	(7.3)		(10,749)	(3.8)
Tax benefit	705	0.3	2,648	0.8		903	0.3

Net (loss) income	$(4,855)	(2.1)	(22,938)	(6.5)		(9,846)	(3.5)
Net loss attributable to China Sunergy Co., Ltd.	(4,855)	(2.1)	(22,938)	(6.5)		(9,846)	(3.5)
Dividend on Series A redeemable convertible preferred shares	(155)	(0.1)	—	—		—	—
Dividend on Series B redeemable convertible preferred shares	(330)	(0.1)	—	—		—	—
Dividend on Series C redeemable convertible preferred shares	(233)	(0.1)	—	—		—	—

Net loss attributable to China Sunergy Co., Ltd. ordinary shareholders	$(5,573)	(2.4)%	$22,938	(6.5	) %	(9,846)	(3.5)%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenues. Our total net revenues decreased by 18.8%, from $350.9 million in 2008 to $284.9 million in 2009. Our net revenues decreased primarily due to a decrease in the average selling price of the solar power products we sold as a result of the impact on pricing caused by the macroeconomic conditions and over-supply of solar power products experienced during 2009. Our average selling price for solar cells decreased from $3.32 per watt in 2008 to $1.36 per watt in 2009.

In 2009, we shipped 194.0 MW of solar power products, including 181.5 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 8.3 MW of modules sold, compared to sales of 107.2  MW of solar power products, including 4.2 MW of solar cells processed under OEM arrangements and 2.6 MW of solar modules in 2008. The increase in our sales of solar power products was due primarily to the increase of our available manufacturing capacity and production output.

Cost of Revenues. Our cost of revenues decreased by $67.2 million from $335.5 million in 2008 to $268.3 million in 2009. Our cost of revenues decreased primarily due to the reduced prices of silicon raw materials as a result of the industry wide over supply of polysilicon.

Silicon raw materials, primarily silicon wafers, accounted for approximately 76.6% of our cost of revenue in 2009 compared to 90.2% in 2008 due primarily to the declining wafer spot price in 2009. As a percentage of our total net revenues, our cost of revenues decreased from 95.6% in 2008 to 94.2% in 2009.

Gross Profit. As a result of the foregoing, our gross profit in 2009 increased by $1.1 million to $16.6 million, from $15.5 million in 2008. Our gross margin increased from 4.4% in 2008 to 5.8% in 2009.

Operating Expenses. Our operating expenses increased by $9.3 million, from $22.5 million in 2008 to $31.8 million in 2009. The increase in operating expenses was due to increases in general and administrative expenses and research and development expenses. As a percentage of our total net revenues, operating expenses increased from 6.4% in 2008 to 11.2% in 2009.

General and administrative expenses. Our general and administrative expenses increased by $7.7 million, from $16.8 million in 2008 to $24.5 million in 2009. The increase in our general and administrative expenses was due primarily to the reserve for the proposed settlement of the 2007 shareholder class action of $1.1 million and allowance for doubtful accounts receivable of $7.3 million, offset in part by a decrease in share based compensation expenses from $3.2 million in 2008 to $1.3 million in 2009.

Selling expenses. Our selling expenses decreased by $1.0 million from $3.9 million in 2008 to $2.9 million in 2009. The relatively high selling expenses in 2008 were due primarily to compensation we made to certain customer in connection with the quality deficiencies of our solar cells. Selling expenses as a percentage of net revenues decreased slightly from 1.1% in 2008 to 1.0% in 2009.

Research and development expenses. Research and development expenses increased by $2.5 million from $1.9 million in 2008 to $4.4 million in 2009. The increase in research and development expenses was due primarily to our purchase more raw materials used in our research and development activities, and hiring of additional personnel for the research and development of our process technology.

Interest Expense. Our interest expenses decreased from $8.1 million in 2008 to $7.3 million in 2009. The decrease was due primarily to a decrease in average interest rate of our short-term bank borrowings.

Interest Income. Our interest income decreased slightly from $1.7 million in 2008 to $1.6 million in 2009, due primarily to a decrease in average interest rate of our bank deposits.

Change in Fair Value of Derivative.  In 2009, we had a gain on the change in fair value of derivative of $8.0 million, compared to a loss on the change in fair value of derivative of $9.9 million in 2008.  The gain was mainly attributable to the termination of the embedded foreign currency derivative instruments in connection with the termination of one of our long term supply contract in September 2009. See“—Critical Accounting Policies—Derivative Financial Instruments” for more details.

Net Other Income (Expense). In June 2009, we conducted open market repurchase of $4.0 million aggregate principal amount of the convertible senior notes for a total cash consideration of $1.8 million, compared to our repurchase of $6.5 million aggregate principal amount of the convertible senior notes for a total cash consideration of $2.0 million during the fourth quarter of 2008. We recorded the gain of $2.2 million from the repurchases as other income in our consolidated income statement, compared to a gain of $4.5 million in 2008.

In 2009, we recorded net other income of $2.1 million, due primarily to the above gain of $2.2 million from the repurchases of the convertible senior notes, which was partially offset by the foreign exchange loss of $0.5 million in the same year. In 2008, we recorded net other expense of $2.3 million, due primarily to the gain of $4.5 million from the repurchases of the convertible senior notes, which was offset by the foreign exchange loss of $6.9 million in the same year as a result of devaluation of Euro against Renminbi during 2008.

Net Income (Loss). As a result of the foregoing, we incurred a net loss of $9.8 million in 2009, compared to net loss of $22.9 million in 2008, because the business conditions have been improving from the second quarter of 2009.

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

General and administrative expenses. Our general and administrative expenses increased by $3.1 million, from $13.7 million in 2007 to $16.8 million in 2008. The increase in our general and administrative expenses was due primarily to increases in share-based compensation expenses from $0.5 million in 2007 to $3.2 million in 2008 in connection with the grants of share options and restricted shares to certain employees, and compliance related consulting and professional fees from $0.4 million in 2007 to $1.3 million in 2008, offset in part by a decrease in bad debt provision from $1.1 million in 2007 to a reverse of bad debt provision of $76,000 in 2008.

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

In 2008, we recorded net other expense of $2.3 million, due primarily to the gain of $4.5 million from the repurchases of the convertible senior notes, which was offset by the foreign exchange loss of $6.9 million in the same year as a result of devaluation of Euro against Renminbi during 2008. In 2007, we recorded net other income of $93,000.

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

In July 2008, we completed an offering of $54.5 million aggregate principal amount of 4.75% convertible senior notes. The notes are convertible at any time prior to the close of business on the third business day immediately preceding the maturity date, unless previously redeemed, at the option of the holders into our ADSs at a conversion price of $12.30 per ADS, subject to certain adjustments. In connection with the convertible senior notes offering, we also offered 4,431,000 ADSs in an ADS borrow facility.  During the fourth quarter of 2008, we conducted open market repurchases of the convertible senior notes, and through December 31, 2008, we repurchased $6.5 million aggregate principal amount of the convertible senior notes for a total cash consideration of $2.0 million. In June 2009, we conducted open market repurchases of $4.0 million aggregate principal amount of the convertible senior notes for a total cash consideration of $1.8 million.

As of December 31, 2007, 2008 and 2009, we had $$60.5 million, $94.8 million and $123.9 million, respectively, in cash and cash equivalents, $121.8 million, $97.3 million and $102.5 million, respectively, in outstanding borrowings. Our cash and cash equivalents primarily consist of cash on hand and demand deposits placed with banks. As of December 31, 2007, 2008 and 2009, $121.8 million, $97.3 million and $102.5 million, respectively, of our outstanding borrowings were due within one year. These borrowings expire at various times throughout the year. Our short-term borrowings outstanding as of December 31, 2007, 2008 and 2009 bore an average interest rate of 6.27%, 7.42% and 5.62%, respectively. We did not have any long-term borrowings as of December 31, 2007, 2008 and 2009. We have historically been able to repay our borrowings as they became due from capital contributions from our shareholders, proceeds from short-term and long-term borrowings and note offering, and our operating cash flows. See Item 3, “Key Information—Risk Factors—Risks Related to Our Company and Our Industry—We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.”

As of December 31, 2009, approximately $8.8 million of the short-term bank borrowings have been secured by the pledge of our raw materials and the guarantee by Mr. Tingxiu Lu, our chairman. The remaining short-term borrowings have been guaranteed by Mr. Tingxiu Lu, CEEG and Jiangsu CEEG Electrical Equipment Manufacturing Co., Ltd., both controlled by Mr. Lu. In an agreement between Sunergy Nanjing and CEEG dated December 18, 2006, CEEG had undertaken to guarantee the bank borrowings of Sunergy Nanjing for up to RMB1 billion, subject to adjustment in the event of the material change of CEEG’s credit or operation status, for one year after our initial public offering. In May 2008, Sunergy Nanjing and CEEG signed an agreement to further extend the term of the above agreement to May 16, 2010. In April 2010, Sunergy Nanjing and CEEG further extended the term of this agreement to May 31, 2011.

Historically, we have significant working capital commitments because suppliers of silicon wafers and other silicon-based raw materials require us to make prepayments in advance of shipment. Due to the industry-wide shortage of silicon raw materials in the past several years, working capital and access to financings for the purchasing of silicon raw materials were critical to growing our business. Our advances to suppliers were $79.9 million as of December 31, 2007. However, due to the relative oversupply of polysilicon, prepayment as a percentage of the entire contract has been reducing. In 2009, most of our suppliers granted us credit terms under their contracts with us. Our advances to suppliers decreased significantly to $0.2 million as of December 31, 2009 from $7.3 million as of December 31, 2008. Depending on the supply and demand situation, going forward, our purchases of silicon raw materials may continue to require us to make certain working capital commitments from time to time as we expand our production.

Inventories, one of the principal components of our current assets, increased from $56.1 million as of December 31, 2007 to $59.1 million as of December 31, 2008, due to increased production volume, partially offset by an inventory provision of $11.8 million based on a revaluation of our silicon inventory as a result of market price declines. Inventories decreased to $22.6 million as of December 31, 2009 due to the quickened asset turnover speed and our efforts to lower the inventory level to minimize the price fluctuation risk.

We generally require customers to make prepayment before delivery. However, depending on their credit history with us, we historically granted our large customers credit terms of 30 to 45 days. Our accounts receivable increased from $8.9 million as of December 31, 2008 to $15.3 million as of December 31, 2009. The increase in our accounts receivable was primarily due to the relatively low shipment in 2008, especially in the fourth quarter of 2008, when the global solar power market demand decreased rapidly, as well as longer credit term we granted to some of our customers in 2009 as compared to 2008 for purpose of retaining the existing clients and attracting new clients. Our accounts receivable significantly decreased from $26.8 million as of December 31, 2007 to $8.9 million as of December 31, 2008. The decrease in our accounts receivable was primarily due to payment we received for deliveries previously made.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Net cash used in or generated from operating activities	$(62,768)	$91,954	$28,965
Net cash used in investing activities	(35,272)	(88,244)	(3,140)
Net cash provided by financing activities	135,033	15,899	2,978
Net increase in cash and cash equivalents	45,708	34,342	29,055
Cash and cash equivalents at the beginning of the year	14,750	60,458	94,800
Cash and cash equivalents at the end of the year	$60,458	$94, 800	$123,855

Operating Activities

Operating activities during the year ended December 31, 2009 provided $29.0 million of cash inflow in 2009. Operating cash inflows are largely attributable to revenues derived from the sales of our solar power products. Operating cash outflows are largely attributable to recurring expenditures for raw materials, labor, administration, marketing, and other activities. Changes in the components of our working capital also impact cash flow from operating activities. For the year ended December 31, 2009, our business generated substantial cash inflow as we recorded net revenue of $284.9 million. Our cost of revenues and operating expenses, after deducting non-cash operating items, decreased by 17.0% from $337.2 million in 2008 to $279.8 million in 2009. We had a net operating cash inflow in working capital of $27.7 million for the year ended December 31, 2009. The cash inflow in working capital was primarily due to a significant decrease in inventories due to a decreased inventory level and a reduced average price of our inventory, a decrease in prepaid expenses and other current assets, a decrease in advances to suppliers as a result of the improved silicon raw material supply conditions, an increase in accounts payable due to increased payment periods in connection with the purchases of silicon raw materials, partially offset by an increase in amounts due from related parties and accounts receivables due to the longer credit term we granted to our customers in respect of sales of our products.

Operating activities during the year ended December 31, 2008 provided $92.0 million of cash inflow in 2008. For the year ended December 31, 2008, our growing business generated substantial cash inflow as we increased net revenues by 49.4% from $234.9 million in 2007 to $350.9 million in 2008. Our cost of revenues and operating expenses, after deducting non-cash operating items which included inventory write-down of $11.8 million, increased by 48.5% from $227.1 million in 2007 to $337.2 million in 2008. We had a net operating cash inflow in working capital of $88.0 million for the year ended December 31, 2008. The cash inflow in working capital was primarily due to a significant decrease in advances to suppliers as a result of improved silicon raw material supply conditions, a decrease in accounts receivable as we received payment for deliveries previously made, an increase in accounts payable due to increased payment periods in connection with the purchases of silicon raw materials, partially offset by an increase in inventories as a result of increased requirement for more silicon raw materials in line with the expansion of production capacity, and a decrease in advances from customers as we lowered the prepayment ratio and not requesting prepayment under several sales contracts.

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

Investing Activities

Net cash used in investing activities in 2009 was $3.1 million, as compared to $88.2 million and $35.3 million in 2008 and 2007, respectively. Net cash used in investing activities in 2009 was primarily attributable to our purchases of property, plant and equipment in the amount of $9.9 million, partly offset by a decrease in restricted cash of $6.7 million in connection with the release of certain promissory note facilities.  Net cash used in investing activities in 2008 was primarily attributable to our purchases of property, plant and equipment in the amount of $44.1 million in connection with the expansion of our solar cell manufacturing lines, as well as an increase in restricted cash of $38.9 million in connection with deposit with banks for securing letter of credit and promissory note facilities for procurement of silicon raw materials. Net cash used in investing activities in 2007 was primarily due to our purchases of property, plant and equipment in the amount of $15.6 million in connection with the expansion of our solar cell manufacturing lines, as well as an increase in restricted cash of $18.5 million in connection with deposit of US dollars as security for our RMB loans.

Financing Activities

Net cash provided by financing activities was $3.0 million in 2009, primarily attributable to proceeds from short-term borrowings in the amount of $131.0 million, partly offset by repayment of bank borrowing in the amount of $125.9 million. Net cash provided by financing activities was $15.9 million in 2008, primarily attributable to proceeds from short-term borrowings in the amount of $142.5 million and proceeds from our issuance of convertible senior notes in the amount of $54.5 million, partly offset by repayment of bank borrowing in the amount of $175.1 million. Net cash provided by financing activities was $135.0 million in 2007, primarily attributable to proceeds from short-term borrowings in the amount of $168.0 million and net proceeds of $95.9 million received from our initial public offering.

We believe that our current cash, cash equivalents, short-term borrowings, proceeds from our convertible senior notes offering in July 2008 and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.  If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.  However, any future financial downturn may significantly restrict our ability to obtain financing in the capital markets or from financial institutions.   Furthermore, we cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

Capital Expenditures

We incurred capital expenditures of $16.8 million, $49.3 million and $9.9 million, in 2007, 2008 and 2009, respectively. Our capital expenditures have been used primarily to build our plant, and purchase equipment and land use right for our solar cell manufacturing lines. We estimate that our capital expenditures will be approximately $20 million to $30 million in 2010, and will be used primarily to expand our solar cell manufacturing lines and modify our existing solar cell manufacturing lines.

C.           Research and Development

Our senior management team heads our research and development efforts and sets strategic directions for the advancement of our products and manufacturing processes. Dr. Jianhua Zhao, our vice chairman and chief technology officer, and Dr. Aihua Wang, our vice president are all experienced solar power researchers. Under their guidance, our research and development plans include the following areas:

•
Development of solar cell structures. We commenced commercial mass production of selective emitter cells, an improved version of P-type solar cells that most solar cell manufacturers produce, by using monocrystalline wafers in the fourth quarter of 2007. In December 2008, we installed four new solar cell lines for the production of selective emitter cells. These new lines are producing selective emitter solar cells with performance similar to those from the first line for selective emitter cells.  Hence, as of the date of this annual report, five manufacturing lines out of the total 10 lines are capable of producing high efficiency selective emitter cells.  In addition, we are developing Matrix cells on standard P-type silicon wafers, for mass production in the future. The Matrix cells under development demonstrated significant improvement during 2009.  Some of our lab-manufactured Matrix cells recorded a conversion efficiency rate of 19.04% as measured by Fraunhofer ISE.

•
Development of the manufacturing process for N-type solar cells. We also focus our research and development efforts on the process technology of N-type solar cells. Based on Dr. Zhao and Dr. Wang’s previous experience working with N-type solar cells, including developing what were the most efficient N-type solar cells in the world, we have successfully conducted research and a large number of experiments on solving the technical problems associated with manufacturing N-type solar cells. In 2009, some of our lab-manufactured N-type solar cells recorded a conversion efficiency rate of 19.13% as measured by Fraunhofer ISE.

•
Increase our solar cell manufacturing efficiency and reduce the manufacturing costs. During the second half of 2009, our research team has made substantial efforts to improve the performance of our standard HP solar cells.  We also made effort in continuously optimizing the processing parameters and conditions for each manufacturing step to streamline our manufacturing process and reduce the manufacturing costs. In the first quarter of 2009, three of the four HP solar cell manufacturing lines were refurnished, enabling multicrystalline wafers to be used in these lines. This provides us with more flexibility in both the procurement of raw materials and product offerings. We are also working collaboratively with metallic paste manufacturers to reduce the paste used for our manufacturing without affecting solar cell performance.

We believe that the continual improvement of our technology is vital to maintaining our long-term competitiveness. Therefore, we have established our own solar power research center and have installed an experimental manufacturing line dedicated to our research and development.

To further leverage our internal advanced research and development capability, we have established cooperative relationships with several universities and institutions in China, including Nanjing University and Southeast University, each a leading science and engineering university in China. We have also entered into cooperation agreement with CEEG (Nanjing) Semiconductor Co., Ltd., an entity controlled by our chairman, and Nanjing University of Aeronautics and Astronautics, one of the leading science and engineering universities in China, to jointly develop solar wafer cutting and texture technology. In addition, we have also entered into cooperation agreement with Intelume Laser Systems (Shenzhen) Co.,Ltd., a China based laser system development Company, to jointly develop solar cells laser edge isolation equipment.  We believe our collaborative efforts with these institutions have kept us apprised of the latest industry trends and developments, helped implement our own innovation initiatives and will continue to contribute to our technological advancement.

In addition, several government authorities in China, including State Development and Reform Commission, Ministry of Science and Technology, Ministry of Finance and Jiangsu Science and Technology Department, have provided us or committed to provide us with grants for our research in solar power technologies. Jiangsu Science and Technology Department also recognized our research and development capability by establishing the photovoltaic engineering technology research center in our company, which has passed the acceptance of Jiangsu Science and Technology Department in August 2009. We have invited solar power experts from external research institutes to form the expert commission for such research center.

Our gross expenditures on research and development were $2.6 million, $1.9 million and $4.4 million in 2007, 2008 and 2009, respectively.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2009 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.           Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	$660	$237	$210	$53	$160
Purchase obligations(1)	$2,743	$2,743	—	—	—
Convertible senior notes(2)	$51,228	$2,090	$4,180	$44,958	—
Total	$54,631	$5,070	$4,390	$45,011	$160

(1)
Includes commitments to purchase production equipment in the amount of $2.7 million. Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2009. This table does not reflect our short-term debt obligations, which as of December 31, 2009 totaled $102.5 million.

(2)
Assumes redemption of $44.0 million aggregate principal amount of 4.75% convertible senior notes due June 2013. Assumes none of the convertible senior notes have been converted into ordinary shares. This figure also includes interest payable until June 15, 2013.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position
Tingxiu Lu	48	Chairman
Jianhua Zhao	54	Vice Chairman and Chief Technology Officer
Stephen Zhifang Cai	48	Director and Chief Executive Officer
Siegfried Yi Chou Hsu	42	Chief Financial Officer
Shiliang Guo	46	Director
Merry Tang	50	Independent Director
Xiaoqian Zhou	69	Independent Director
Jian Li	56	Independent Director
Steve Morgan	59	Independent Director
Wenze Wang	68	Independent Director
Aihua Wang	56	Vice President and General Manager of Research and Development Division
Richard Yumin Gu	46	Vice President and General Manager of Sales & Marketing Division
Fang Yang	38	Vice President and General Manager of Operation Division

Directors

Mr. Tingxiu Lu is chairman of our board of directors and has been with our company since 2004. Since 2009, Mr. Lu has served as chairman of the board of directors and chief executive officer of China Electric Equipment (Jiangsu) Co., Ltd., a Chinese company that mainly manufactures power transformers. Since 2003, Mr. Lu has served as a director of CEEG, a Chinese company that mainly manufactures power transformers. He has been chairman and general manager of Jiangsu CEEG Transformer Manufacturing Co., Ltd. since 2002, and has been a member of the supervisory board of Jiangsu CEEG Electrical Transmission and Distribution Equipment Co., Ltd. since 2003. Mr. Lu has been chairman of Jiangsu Xinde Assets Management Co., Ltd. and Nanjing Xinde Assets Management Co., Ltd., two investment management and investment holding companies, since 2006. From 1991 to 2003, Mr. Lu was the general manager of Jiangsu CEEG Electrical Equipment Manufacturing Co, Ltd, the predecessor of CEEG. Mr. Lu was awarded the China Excellent Entrepreneur award by the China Entrepreneur Confederation in 2005. He was also named as a 2005 Top Ten Distinguished Youth Entrepreneur of Jiangsu Province in 2005 by Jiangsu Province Development and Reform Commission and other government bodies. Mr. Lu graduated from an executive business management program at Tsinghua University in 2006.

Dr. Jianhua Zhao is vice chairman of our board of directors and chief technology officer of our company and has been with our company since 2004. From 2002 to June 2006, he was an associate professor of the Centre of Excellence for Advanced Silicon Photovoltaics and Photonics, formerly known as the Photovoltaics Special Research Centre, at the University of New South Wales in Australia, and also served as its deputy director from 1999 to June 2006. At the Photovoltaics Special Research Centre, he was a senior lecturer (senior research fellow) from 1991 to 2001. Dr. Zhao is a senior member of IEEE Electron Device Society, a member of Australia and New Zealand Solar Energy Society and a member of Chinese Renewable Energy Society. Dr. Zhao graduated from Nanjing Institute of Technology in 1978 and received his master’s degree from the same university in 1982, and received a Ph.D. degree in electrical engineering from the University of New South Wales in Australia in 1989. Dr. Zhao started solar research in 1979 and has published 65 papers in scientific journals, including one published in Nature magazine, 111 papers in international scientific conferences, and 32 research reports. Dr. Zhao is the husband of Dr. Aihua Wang.

Mr. Stephen Zhifang Cai has been our chief executive officer since March 2010 and our director since April 2010. Mr. Cai has served as a director of CEEG since March 2008, and served as vice president of CEEG and chief executive officer of CEEG PV Business from March 2008 to March 2010. From 2007 to 2010, he also served as the chairman of CEEG (Shanghai) Solar Science and Technology Co., Ltd., an entity controlled by our chairman. Mr. Cai has also served as a director of Shanghai X-fort Composite Material Co., Ltd., a China based composite material manufacturer, since 2008.  From 1996 to 2007, Mr. Cai served in several management roles within DuPont China Group Co., Ltd., including general manager of the safety and protection business of Asia-Pacific area (east Asia region), leader of DuPont China’s Aramid fiber project and general manager of advanced fiber business for Greater China. Mr. Cai  received a bachelor’s degree in Chemical Fiber from the East China Institute of Textile Science and Technology in 1982. He also received an MBA from Fudan University in 2002.

Mr. Shiliang Guo has been a director of our company since May 2009. Mr. Guo once served as a director of our company from May 2006 to July 2007 and he served as our acting chief financial officer from May to October 2009. Since 2009, Mr. Guo has served as the vice president and chief financial officer of China Electric Equipment (Jiangsu) Co., Ltd. Mr. Guo has also served as a director of CEEG since 2008 and the chief financial officer of CEEG from 2004 to 2009. From 1993 to 2004, Mr. Guo served as chief accountant with Yangzhou Zhengxin Certified Public Accountant Co., Ltd., Yangzhou Xingda Certified Public Accountant Co., Ltd. and Yangzhong Certified Public Accountant Co., Ltd., respectively. Mr. Guo received a bachelor's degree in finance from Suzhou University in 1984. He obtained the qualification of PRC Certified Public Accountant in 1993.

Independent Directors

Ms Merry Tang has been an independent director of our company since June 2008. She is currently a principal and managing partner of GTZY CPA Group, LLC. Ms. Tang served a managing director at GTA International, LLC and Partner at Tang & Company, PC – both U.S.-based CPA firms offering services in risk assessment, audit engagements and Sarbanes-Oxley–related documentation to leading banks, financial service providers and telecommunications firms from 2006 to 2008. Prior to that, Ms. Tang gained “Big 4” experience at PricewaterhouseCoopers LLP where she served as senior auditor and engaged in various high profile clients’ financial and IT audits from 2004 to 2006. Ms. Tang also worked at Lucent Technologies, Inc. as a finance manager from 1996 to 2004. Ms. Tang graduated from the Central University of Finance & Banking, Beijing, China with a bachelor degree in banking in 1983 and an master degree in Finance in 1986, before going on to receive her master degree in accounting from the State University of New York at Albany in 1993.

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

Mr. Steve Morgan has been an independent director of our company since May 2008. Mr. Morgan was foreign legal advisor for Zhonglun W&D Law Firm in Beijing from 2007 to January 2010. Mr. Morgan was a special advisor on a number of projects for the Carlyle Group, Mitsubishi Corporation and Finmeccanica SpA. from 2004 to 2006, and was appointed as a Visiting Professor of the Graduate Business School of Seoul National University in 2007. From 2000 to 2004, he served as senior executive vice president for Hyundai Motor Company in Seoul and served in other executive positions in Hyundai group companies since 1998. Mr. Morgan graduated from Fordham College, New York, with a bachelor degree in political science in 1973 and received his Juris Doctorate from Northwestern University School of Law in 1976.

Mr. Wenze Wang has been our independent director since May 2008. Mr. Wang was an executive vice chairman of China Investment Association from 2002 to 2009. Mr. Wang was the Commissioner of the Finance and Economics Committee of the National People’s Congress from 2003 and resigned from this role in March 2008. From 1994 to 2003, Mr. Wang served as general manager of the State Development and Investment Corporation. Mr. Wang graduated from Shandong Technical College with a bachelor’s degree in thermal power in 1965.

Executive Officers

Mr. Siegfried Yi Chou Hsu has been our chief financial officer since October 2009. Prior to joining us, Mr. Hsu was the vice president of structured finance of China Development Industry Bank in Taipei from 2007 to 2008. Mr. Hsu is also a director of MOLZ Group, a greater China e-commerce company, from 2005 to 2006. From 2004 to 2005, Mr. Hsu served as the vice president of Phycos Consulting, a cross border consulting firm based in Taipei, and Suzhou Yi-Fu Investment Guarantee Co., Ltd., a cross border investment guarantee firm based in Suzhou. Mr. Hsu served as the chief financial officer of Smart Net Technology, a Taipei based internet commerce company, from 2000 to 2002. Mr. Hsu also served as the investment and investor relationship manager of United Microelectronics Corporation in Taiwan, a world-leading semiconductor foundry, from 1997 to 2000. Mr. Hsu graduated from the National Chiao Tung University in Taiwan with a bachelor’s degree in Electro Physics in 1990, and received his MBA degree from National Taiwan University in 1995. Mr. Hsu also received an MBA degree from the Sloan Fellows Program of MIT Sloan School of Management in 2003.

Dr. Aihua Wang is a vice president and general manager of our company in charge of research and development and has been with our company since 2004. From 2000 to June 2006, she was a research fellow at the Centre of Excellence for Advanced Silicon Photovoltaics and Photonics, formerly known as the Photovoltaics Special Research Centre, at the University of New South Wales in Australia. At the Photovoltaics Special Research Centre, she was a project scientist from 1991 to 2000. She was an engineer at Applied Solar Energy, Inc. in California from 1990 to 1991. Dr. Wang published a number of research articles and papers on solar cells. Dr. Wang graduated from Nanjing Institute of Technology in China in 1978 and received a Ph.D. degree in electrical engineering from the University of New South Wales in Australia in 1992.

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

B.           Compensation of Directors and Executive Officers

For the year ended December 31, 2009, the aggregate cash compensation that we paid to our executive officers was RMB10.9 million (approximately $1.6 million).  There are no service contracts between us and our directors, except for those directors who are also our executive officers. For the year ended December 31, 2009, we paid an aggregate of RMB0.4 million (approximately $58,600) for pension and other social insurance contribution for our senior executive officers. For option grants to our officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

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

Share Incentive Plan

In October 2006, our board of directors adopted a share incentive plan, or the First Plan, later amended in April 2007 and May 2009, respectively, to link the personal interests of our board members, employees and consultants to those of our shareholders by providing them with an incentive to generate superior returns for our shareholders, as well as to provide us with the flexibility to motivate, attract and retain the services of these individuals upon whose judgment, interest and special effort the successful conduct of our operations is dependent. The First Plan provides for the grant of options, referred to as “awards,” and we have reserved 2,500,000 shares for issuance under the First Plan. We adopted a second share incentive plan, or the Second Plan, after obtaining the approval by shareholders in February 2008. We have reserved 4,190,748 shares for issuance under the Second Plan. As of December 31, 2009, our board of directors has granted certain of our officers, employees and consultants an aggregate of 1,980,651 options and 2,996,896 restricted shares, excluding options and restricted shares forfeited pursuant to the above plans.

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

The following table summarizes, as of December 31, 2009, the outstanding options and restricted shares granted under our plans to several of our directors and executive officers and to other individuals. We have two types of vesting schedules for options. A substantial portion of options vest over a four-year period beginning in October 2006, April 2007, January 2008, February 2008, June 2008 or January 2009. Other options vest on the first anniversary of the grant date. These restricted shares vest over a three year period beginning July 2007.

Name	Ordinary Shares Underlying Options Granted	Restricted Shares		Exercise Price	Grant Date	Date of Expiration
Ruennsheng Allen Wang		799,101	[1]**	N/A	February 2008	February 2018
Richard Yumin Gu	*			$1.283	January 2008	January 2018
Fang Yang	*			$1.283	January 2008	January 2018
Xiaoqian Zhou	*			$1.283	April 2007	April 2017
Director and executive officers as a group	257,040
Other individuals as a group	1,171,389			$1.283	October 2006, April 2007, January 2008 or January 2009	October 2016, April 2017, January 2018 or January 2019
	180,642			$0.70	January 2009	January 2019 or January 2014

1	Restricted shares purchased at $0.001 per share.

*	Less than 1% of our outstanding ordinary shares.

**
In addition to the above unvested restricted shares, 1,598,200 of restricted shares granted to Mr. Ruennsheng Allen Wang were vested in July 2008 and July 2009, respectively. The 799,101 restricted shares not vested as of December 31, 2009 was vested on March 12, 2010 in connection with Mr. Ruennsheng Allen Wang’s resignation from the position of chief executive officer and director.

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

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restate memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our shareholders have designated our directors into three classes, namely Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting after our initial public offering, respectively. Mr. Tingxiu Lu, Ms. Jian Li and Mr. Stephen Zhifang Cai have been designated as Class A directors. Mr. Jianhua Zhao, Mr. Steve Morgan and Ms. Merry Tang have been designated as Class B directors. Mr. Xiaoqian Zhou, Mr. Wenze Wang and Mr. Shiliang Guo have been designated as Class C directors. At each subsequent annual general meeting after the third annual general meeting, the directors of the class who have been longest in office shall retire and shall be eligible for re-election. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

D.           Employees

We had 1,607 and 1,799 employees as of December 31, 2007 and 2008, respectively. As of December 31, 2009, we had 1,848 full-time employees, consisting of 1,471 in manufacturing, 85 in equipment maintenance, 131 in quality assurance, 20 in purchasing, 45 in research and development, 40 in sales and marketing and 56 in general and administrative. All of these employees are located in our facilities in Nanjing, except for 13 employees located in our offices in Shanghai and Germany. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

E.           Share Ownership

The following table sets forth information, some of which has been obtained from public filings, with respect to the beneficial ownership of our ordinary shares as of March 31, 2010, by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number (1)	%(2)
Directors and Executive Officers:
Tingxiu Lu (3)	39,184,200	14.7
Jianhua Zhao (4)	17,645,064	6.6
Aihua Wang (4)	17,645,064	6.6
Xiaoqian Zhou (5)	*	*
Richard Yumin Gu (6)	*	*
Fang Yang (7)	*	*
All Directors and Executive Officers as a Group	57,128,904	21.4

Principal Shareholders:
Elite Shine Group Limited (8)	39,184,200	14.7
Credit Suisse AG (9)	37,550,976	14.1
Exuberance Investment Limited (10)	32,678,274	12.2
Smooth King Investments Limited (11)	21,295,800	8.0
Brightest Power Holdings Limited (12)	17,645,064	6.6
PraxCapital Fund II, L.P (13)	16,043,934	6.0

*Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC, and includes voting or investment power with respect to the securities.

(2)
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 267,287,253, being the number of ordinary shares outstanding as of March 31, 2010 plus the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2010 ..

(3)
Includes 39,184,200 ordinary shares ,beneficially owned by Elite Shine Group Limited, a British Virgin Islands company, which is 100% owned by Mr. Lu. The business address for Mr. Lu is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China. Of these ordinary shares, the ownership of 5,000,000 ADS representing 30,000,000 ordinary shares, or the Elite Shine Disputed Shares, became the subject of a dispute, which is described below. In addition, Elite Shine Group Limited has entered into certain share pledge agreement in September 2009 with a Chinese bank. Pursuant to the share pledge agreement, 9,184,200 of our ordinary shares beneficially owned by Elite Shine Group Limited, or the Pledged Shares, were pledged to such Chinese bank to secure a syndicated loan arranged by it to a company controlled by Mr. Lu. The share pledge agreement does not grant the Chinese bank the power to vote or to direct the vote of the Pledged Shares, or, prior to default, the power to dispose or to direct disposition of the Pledged Shares.

(4)
Includes 17,645,064 ordinary shares ,beneficially owned by Brightest Power Holdings Limited, a British Virgin Islands company, which is 100% owned by Dr. Zhao and Dr. Wang. Dr. Zhao and Dr. Wang are husband and wife, and their business address is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China. Of these ordinary shares, the ownership of 1,600,000 ADS representing 9,600,000 ordinary shares, or the Brightest Power Disputed Shares, became the subject of a dispute, which is described below.

(5)
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

(8)	Elite Shine Group Limited is 100% owned by Mr. Lu. The address of Elite Shine Group Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(9)
Based on a Schedule 13G Amendment No. 2 filed by Credit Suisse AG on February 25, 2010, this represents the shares that may be deemed to be beneficially owned by Credit Suisse AG and includes 32,678,274 shares that China Harvest Fund, L.P. beneficially owns because of Credit Suisse AG’s relationship to China Harvest Fund, L.P.. Credit Suisse AG disclaims beneficial ownership of these 32,678,274 shares. The ultimate parent company of Credit Suisse AG is Credit Suisse Group AG, a corporation formed under the laws of Switzerland. Credit Suisse Group AG disclaims beneficial ownership of shares beneficially owned by its direct or indirect subsidiaries, including Credit Suisse AG. Credit Suisse AG’s business address is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. See footnote 10 for additional discussion of these shares.

(10)
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

(11)
Smooth King Investments Limited is 100% owned by Ms. Yingchun Huang. The address of Smooth King Investments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(12)
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

The Elite Shine Disputed Shares and the Brightest Power Disputed Shares are the subject of a turnover order, or the Order, entered by the District Court for the Southern District of Ohio on September 30, 2009 in case number 08-cv-0667, Securities and Exchange Commission v. One Equity Corporation, et al. The Elite Shine Disputed Shares and the Brightest Power Disputed Shares had been pledged as collateral for a loan that was to be provided by Marshal-Light Trading Partners, Inc. The loans never funded and the Elite Shine Disputed Shares and the Brightest Power Disputed Shares were returned to Mr. Lu, Dr. Zhao and Dr. Wang, respectively. Marshal-Light Trading Partners, Inc. was subsequently placed into receivership as part of an SEC enforcement action. Despite the return of the Elite Shine Disputed Shares and the Brightest Power Disputed Shares, a Court-appointed receiver, or the Receiver, in the One Equity case argues that the Elite Shine Disputed Shares and the Brightest Power Disputed Shares should be deemed part of the estate of Marshal-Light Trading Partners, Inc. Elite Shine Group Limited, Mr. Lu, Brightest Power Holdings Limited, Dr. Zhao and Dr. Wang, together with other similarly situated holders of our ordinary shares, or together the C-SUN Parties, have vigorously opposed the Receiver’s action and are awaiting a final order from the District Court for the Southern District of Ohio in order to appeal the Order. The Elite Shine Disputed Shares and the Brightest Power Disputed Shares remain in the custody of JPMorgan Chase Bank, N.A. and the District Court for the Southern District of Ohio has noted that "the C-SUN Parties should have the opportunity for meaningful appellate review of the [Order] prior to liquidation and distribution by the Receiver." Elite Shine Group Limited, Mr. Lu, Brightest Power Holdings Limited, Dr. Zhao and Dr. Wang will appeal the District Court for the Southern District of Ohio’s order transferring the Elite Shine Disputed Shares and the Brightest Power Disputed Shares into the estate of Marshal-Light Trading Partners, Inc. if a distribution order is entered.

None of our shareholders has different voting rights from other shareholders. Except as disclosed elsewhere in this annual report, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

See Item 6, “Directors, Senior Management and Employees — Share Ownership.”

B.           Related Party Transactions

Transactions with Certain Directors, Shareholders and Affiliates

In August 2006, Sunergy Nanjing entered into an agreement to lease warehouse premises of 3,000 square meters from CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd., an entity controlled by our chairman, for a term until September 2011. The tenancy agreement provides for annual rental payments of RMB60,000 (approximately $8,790). The rental expense in the year ended December 31, 2009 was RMB60,000 (approximately $8,790). As of December 31, 2009, we had a rental payable balance of approximately $26,000 to CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd.

As of December 31, 2009, we had a payable balance of $0.1 million to CEEG Nanjing International Trade Co., Ltd., which related to a payment we collected on behalf of CEEG Nanjing International Trade Co., Ltd. from a third party.

In 2009, we purchased raw materials from CEEG (Nanjing) Solar Research Institute, an entity controlled by our chairman, in the amount of $475, and sold solar cells to CEEG (Nanjing) Solar Research Institute in the amount of $0.7 million. In December 2009, we entered into an agreement with CEEG (Nanjing) Solar Research Institute, pursuant to which CEEG (Nanjing) Solar Research Institute will supply certain equipment and provide technology services to us at a consideration of RMB33 million (approximately $4.8 million) in connection with the building integrated photovoltaic system to be installed in our Nanjing facilities. We paid RMB10 million (approximately $1.5 million) to CEEG (Nanjing) Solar Research Institute under this agreement in January 2010.

In 2009, we purchased raw materials from CEEG (Nanjing) Semiconductor Co., Ltd., an entity controlled by our chairman, in the amount of $6.5 million. As of December 31, 2009, we had a payable balance to CEEG (Nanjing) Semiconductor Co., Ltd. in the amount of $2.1 million. In July 2008, we issued a bank accepted note in the amount of RMB100 million (approximately $14.7 million) to CEEG (Nanjing) Semiconductor Co., Ltd. in connection with a raw material purchase contract entered into with this company in May 2008. As of December 31, 2008, we recorded a receivable balance from CEEG (Nanjing) Semiconductor Co., Ltd. in the amount of $11.5 million, which related to the prepayment we made (as evidenced by the bank accepted note issued in July 2008) in respect of the raw materials to be delivered by CEEG (Nanjing) Semiconductor Co., Ltd. In January 2009, we terminated this raw material purchase contract with CEEG (Nanjing) Semiconductor Co., Ltd. which subsequently returned our prepayment of $11.5 million. In 2009, we sold solar cells under processing arrangements with CEEG (Nanjing) Semiconductor Co., Ltd. and charged it a processing fee in the amount of approximately $42,000.

In 2009, we sold solar cells to CEEG (Shanghai) Solar Science and Technology Co., Ltd. in the aggregate amount of $54.9 million. As of December 31, 2009, we had a receivable balance from CEEG (Shanghai) Solar Science and Technology Co., Ltd. in the amount of $7.1 million, which related to the amounts payable to us in respect of sales of our solar power products. We also outsourced the production of solar modules from our solar cells under processing arrangements with CEEG (Shanghai) Solar Science and Technology Co., Ltd. and procured the solar modules from it. Under certain circumstances, we also purchased solar modules directly from it. In 2009, we paid processing fees to and purchased solar modules from CEEG (Shanghai) Solar Science and Technology Co., Ltd. in the aggregate amount of approximately $4.2 million.

In 2009, we sold solar cells to CEEG (Nanjing) New Energy Co., Ltd. in the aggregate amount of approximately $26.7 million. As of December 31, 2009, we had a receivable balance from CEEG (Nanjing) New Energy Co., Ltd. in the amount of approximately $2.7 million, which related to receivable in respect of sales of solar cells. In 2009, we also purchased solar modules and wafers from CEEG (Nanjing) New Energy Co., Ltd. in the aggregate amount of approximately $0.2 million.

In 2009, we purchased raw materials from China Electric Equipment Group (Hong Kong) Limited in the amount of approximately $0.3 million. We also sold solar cells to China Electric Equipment Group (Hong Kong) Limited in the amount of approximately $1,400 in 2009.

In 2009, we entered into a purchase contract and its supplementary contracts with Jiangxi Jingde Semiconductor New Material Co., Ltd., an entity controlled by our chairman, under which Jiangxi Jingde Semiconductor New Material Co., Ltd. agreed to supply an aggregate of 263 tons of polysilicon to us from November 2009 to June 2010.  The contract provided a fixed price for the delivery in November 2009, and for the subsequent monthly delivery, the prices shall be negotiated between the parties before shipment and the prices shall be lower than the market price within certain percentage. In connection with this contract, we issued a bank accepted note in the amount of RMB100 million (approximately $14.7 million) to Jiangxi Jingde Semiconductor New Material Co., Ltd in January 2009. In 2009 and the first quarter of 2010, we purchased polysilicon in the amount of approximately $2.2 million and RMB35.3 million (approximately $5.2 million), respectively, under this contract. As of March 31, 2010, we had a receivable balance of RMB 43.4 million (approximately $6.4 million) from Jiangxi Jingde Semiconductor New Material Co., Ltd., which related to prepayment we made in respect of the polysilicon purchase.

CEEG has guaranteed most of our bank borrowings. As of December 31, 2009, we had RMB340 million (approximately $49.8 million) in outstanding borrowing solely guaranteed by CEEG. In addition, in November 2009, Jiangsu CEEG Equipment Co., Ltd. entered into agreements to jointly guarantee with CEEG a total of RMB100 million (approximately $14.6 million) of our bank borrowings, which will become due in November 2010. In September 2009, Jiangsu CEEG Equipment Co., Ltd. entered into an agreement to jointly guarantee with Mr. Tingxiu Lu RMB200 million (approximately $29.3 million) of our bank borrowings, which will become due in September 2010. As of December 31, 2009, approximately $8.8 million of the short-term bank borrowings were jointly secured by the pledge of our raw materials and the guarantee of Mr. Tingxiu Lu.

CEEG and Sunergy Nanjing entered into an agreement on May 16, 2008 under which CEEG agreed to guarantee free of charge bank borrowings by Sunergy Nanjing of up to RMB1 billion (approximately $146.5 million). This agreement has an initial term of two years from May 17, 2008 to May 16, 2010. We renewed this agreement in April 2010 to extend the term to May 31, 2011.

In 2009, we purchased from CEEG certain accessories in the amount of RMB0.4 million (approximately $60,000). As of December 31, 2009, we had a payable balance to CEEG in the amount of approximately $140,000, which related to amount payable in respect of purchase of the above accessories and rent for our staff dormitory.

In April 2008, we entered into an agreement to lease the land use right over a plot of land of 360 square meters from CEEG (Nanjing) Special Transformer Co., Ltd. for a term until March 2013 to construct a nitrogen station. The tenancy agreement provides for annual rental payments of RMB22,000 (approximately $3,200).

In March 2010, we entered into a share transfer agreement with CEEG and Sundex Holdings Limited, pursuant to which we will acquire the 100% equity interests in CEEG (Shanghai) Solar Science & Technology Co., Ltd. at a consideration of RMB200 million (approximately $29.3 million). The acquisition is expected to close before June 30, 2010.

In March 2010, we also entered into a share transfer agreement with CEEG and Sundex Holdings Limited, pursuant to which we will acquire the 100% equity interests in CEEG (Nanjing) New Energy Co., Ltd. at a consideration of RMB120 million (approximately $17.6 million). The acquisition is also expected to close before June 30, 2010.

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

Several of our directors and officers, along with the investment banks that underwrote our initial public offering, are also named defendants in the cases. On January 26, 2009, the defendants filed a motion to dismiss the consolidated amended complaint.  Briefing on the motion was completed on May 1, 2009. Defendants’ motion remained outstanding when, on July 14, 2009, the parties reached an agreement in principle to settle the dispute in its entirety.

The parties are currently working together to document the settlement, notify potential class members, and obtain final approval from the court.  The settlement process, as in any class action, will involve (i) publication of the proposed settlement to class members, (ii) a period of time during which class members may opt out of the settlement or object to it, and (iii) a court hearing, only after which will the court approve the proposed settlement.

On October 16, 2009, the parties filed draft settlement documents for the court’s approval. The court has not yet scheduled a date for preliminary approval of the proposed settlement.  Once it approves the settlement documents, the settlement process will take several months to complete.  We have recorded an estimated amount of $1.1 million for the final settlement in our consolidated financial statements as of and during the year ended December 31, 2009.

In September 2009, we filed a petition with the Salten District Court seeking injunction with regard to a $50 million bank guarantee, which is a security for our payment obligation under a long term supply contract entered into between REC SiTech AS, a Norwegian wafer supplier, and us in June 2008. The contract stipulates that REC SiTech AS will supply us monocrystalline 156-millimeter wafers for a seven year period between 2009 and 2015. Without obtaining our written consent as the contract requires, REC SiTech AS merged into REC Wafer Norway AS upon its dissolution on January 1, 2009. Subsequently, the bank guarantee was not renewed. REC Wafer Norway AS claimed that the non-renewal of the bank guarantee was a breach of contract which according to the supply contract is the basis for the drawdown of the bank guarantee, and it sought to draw on the bank guarantee.

The Salten District Court initially granted us the injunction prohibiting REC Wafer Norway AS from drawing on the bank guarantee but later rejected our request for an extension of the injunction upon a hearing held in January 2010. We subsequently appealed to the Court of Appeal in Norway, which denied our injunction request on April 16, 2010, and we have now a further appeal to the supreme court of Norway. The Court of Appeal further ordered on April 23, 2010 to the effect that its ruling on April 16, 2010 is to be suspended until the appeal is determined by the Supreme Court, which may not provide its ruling before mid-June 2010. We have also served a writ claiming that REC Wafer Norway AS is not a party to the contract entered into between Sunergy Nanjing and the currently dissolved REC SiTech AS and thus not in the position to benefit from the bank guarantee. The hearing regarding the writ is to take place in early June 2010 with a judgment expected to be granted by the end of the same month.

We have separately filed a lawsuit against REC Wafer Norway AS with the People’s High Court of Jiangsu Province, China. The court in China has issued an injunction to the related banks to forbid these banks from making payments related to the bank guarantee. In April 2010, the People’s High Court of Jiangsu Province rejected REC Wafer Norway AS’s dissent of jurisdiction after an oral hearing.

Other than as described above, we are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us.  We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

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

B.           Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.           Offering and Listing Details.

Our ADSs, each representing six of our ordinary shares, have been listed on the Nasdaq Global Market since May 17, 2007. Our ADSs trade under the symbol “CSUN.”

For the period from May 17, 2007 to May 27, 2010, the closing price of our ADSs on the Nasdaq Global Market has ranged from $1.38 to $17.88 per ADS. For the year ended December 31, 2009, the closing price ranged from $1.38 to $6.08 per ADS.

The following table provides the high and low closing prices for our ADSs on the Nasdaq Global Market for the period indicated.

	Trading Price
	High	Low
	$	$
Annual High and Low
2007 (from May 17, 2007)	17.88	5.05
2008	17.71	1.51
2009	6.08	1.38
Quarterly High and Low
First Quarter 2008	17.71	6.49
Second Quarter 2008	14.29	7.49
Third Quarter 2008	12.03	6.80
Fourth Quarter 2008	7.54	1.51
First Quarter 2009	5.40	1.38
Second Quarter 2009	6.08	2.51
Third Quarter 2009	5.60	3.37
Fourth Quarter 2009	5.04	3.51
First Quarter 2010	5.52	3.90
Monthly Highs and Lows
November 2009	4.45	3.58
December 2009	5.04	3.95
January 2010	5.52	4.11
February 2010	4.61	4.03
March 2010	4.31	3.90
April 2010	4.80	4.08
May 2010 (through May 27, 2010)	4.70	3.65

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

The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association, as well as the Companies Law (2009 Revision), or Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is at the offices of the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, as amended from time to time, or any other law of the Cayman Islands.

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

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative representing not less than one-third of the total issued voting shares. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative. Advance notice of at least ten clear days is required for the convening of our annual general meeting and other shareholders’ meetings.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien or shares issued under any share incentive scheme for employees upon when a restriction on transfer imposed thereby still subsists. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as the Nasdaq Global Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

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

Inspection of Books and Records. No holders of our ordinary shares shall have any right of inspecting any of our accounts, books or documents except as conferred by the Companies Law or authorized by the directors or by us in general meeting. However, we will make this annual report, which contains our audited financial statements, available to shareholders and ADS holders. See “Item 10.H. Documents on Display.”

C.           Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D.           Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.4 % appreciation of the RMB against the U.S. dollar between July 21, 2005 and March 31, 2010. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Administration Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008, respectively) and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange which came into effect on July 1, 1996, or the Rules, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. The State Council amended the Foreign Exchange Administration Rules on January 14, 1997 and August 5, 2008, respectively, providing that, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international current account payments and transfers. Renminbi can be freely converted into foreign currencies for international payment under capital accounts unless Chinese laws and regulations require obtaining prior approval from SAFE. However, for the international income under capital accounts, the conversion of foreign currencies into Renminbi is still subject to the prior approval of SAFE.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

People’s Republic of China Taxation

Pursuant to the New EIT Law and the New EIT Law Implementing Rules, both of which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-PRC resident enterprises without any establishment or place of business within China or if the dividends payable have no connection with the establishment or place of business of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Sunergy Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in Sunergy Nanjing, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise).  If Sunergy Hong Kong is regarded as a non-PRC resident enterprise, and therefore would be subject to a 5% withholding tax for any dividends payable to it from Sunergy Nanjing, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and debt service on any debt we may incur through our Cayman holding company, could be materially reduced.

The New EIT Law and the New EIT Law Implementation Rules provides that enterprises established under the laws of foreign countries or regions whose "de facto management bodies" are located within the PRC are considered PRC resident enterprises and will be subject to the PRC Enterprise Income Tax at the rate of 25% on their worldwide income.  Under the Implementation Rules of the New EIT Law, a "de facto management body" is defined as a body that has material and overall management and control over manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.  It is still unclear whether we will be considered a PRC resident enterprise under the New EIT Law.

Under the New EIT Law and the New EIT Law Implementation Rules, if we and Sunergy Hong Kong were regarded as PRC resident enterprises, the dividends payable to us from Sunergy Nanjing would be exempt from the PRC enterprise income tax.  If Sunergy Hong Kong is regarded as a non-PRC resident enterprise, and therefore would be subject to a 5% withholding tax for any dividends payable to it from Sunergy Nanjing, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and debt service on any debt we may incur through our Cayman holding company, could be materially reduced.

In addition, if we are regarded as a PRC resident enterprise under the New EIT Law, any dividends to be distributed by us to our non-PRC shareholders or holders of ADSs will be subject to a withholding tax. Unless there are further rules announced by the Chinese tax authorities, we may be required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders or holders of ADSs, or any gain realized by our non-PRC shareholders or holders of ADSs from transfer of the shares or ADSs.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in our ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	regulated investment companies or real estate investment trusts;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our ADSs or ordinary shares and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds our ADSs or ordinary shares, your tax treatment will generally depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold our ADSs, you should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that U.S. holders of ADSs may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit. Such actions (for example, a pre-release of an ADS by a depositary) may also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders of ADSs, including individual U.S. holders (discussed below).  Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, could be affected by actions taken by the U.S. Treasury or the depositary.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions we make to you with respect to our ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will generally be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including (1) our ADSs or ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as are our ADSs (but not our ordinary shares). There can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. If we are deemed to be a “resident enterprise” under PRC tax law (see Item 10, “Additional Information—Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on our ADSs or ordinary shares for taxable years beginning after December 31, 2012.  You should consult your tax advisors regarding the effect, if any, of this legislation on an investment in the ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to our ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.” In addition, if PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares (see Item 10, “Additional Information—Taxation—People’s Republic of China Taxation”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Disposition of the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, capital gains from the sale or other disposition of our ADSs or ordinary shares for taxable years beginning after December 31, 2012.  You should consult your tax advisors regarding the effect, if any, of this legislation on an investment in the ADSs or ordinary shares.

Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are deemed to be a “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see Item 10, “Additional Information—Taxation—People’s Republic of China Taxation”), a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, although we do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2009, we cannot assure you that we were not a PFIC for such year.  A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations and raise in any offering. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. Although we do not believe that we were a PFIC for our taxable year ended December 31, 2009, because of the depressed market price of the ADSs and our retention of a significant amount of cash during such year, there is a significant risk that we could be treated as a PFIC for such year. Accordingly, we cannot assure you that we were not a PFIC for such year.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•
the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs and ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for our ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the Nasdaq Global Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Alternatively, a U.S. Holder of stock of a PFIC may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains.  A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will generally include in income for a taxable year such holder’s pro rata share of the corporation’s income for the taxable year.  However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain tax information as required under applicable U.S. Treasury regulations.  We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require.  Prior to such legislation, a U.S. shareholder of a PFIC was required to file Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.”  If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding the application of the PFIC rules to your investment in our ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or other disposition of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. Under newly enacted legislation, for taxable years beginning after March 18, 2010, certain individuals holding the ADSs or ordinary shares other than in an account at a financial institution may be subject to additional information reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-144282, as amended) and the prospectus under the Securities Act of 1933, with respect to our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-142574) to register the ADSs. We also filed with the SEC a registration statement on Form S-8 (File Number 333 -148125, as amended) with respect to our securities to be issued under our First Plan.

We are currently subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 3.9%, 1.8%, 1.5%, 4.8% and 5.9% in 2004, 2005, 2006, 2007 and 2008, respectively, and decreased slightly by 0.7% in 2009.

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

Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2009, we had a Renminbi denominated cash balance of RMB563.7 million and a U.S. dollar denominated cash balance of $29.2 million. Assuming we had converted the Renminbi denominated cash balance of RMB563.7 million as of December 31, 2009 into U.S. dollar at the exchange rate of RMB6.8259 for $1.00 as of December 31, 2009, this cash balance would have been $82.6 million. Assuming a further 1% appreciation of the U.S. dollar against the Renminbi, this cash balance would have decreased to $81.8 million as of December 31, 2009. Therefore, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, any appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

We are also subject to foreign currency translation risk.  Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiary is Renminbi. We translate monetary assets and liabilities denominated in other currencies into Renminbi at the rates of exchange in effect at each balance sheet date. Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. We recorded these exchange gains and losses in the statements of operations. We recorded net foreign currency losses of $1.2 million, $6.9 million and $0.5 million in 2007, 2008 and 2009, respectively.

In 2009, our exposure to foreign currency risk was also impacted by an embedded foreign currency forward contract.  One of our supply contracts provided that the purchase price of the silicon raw materials to be acquired was denominated in U.S. dollars, which is not the functional currency of either of the contracting parties.  Accordingly, the contract contains an embedded foreign currency forward contract, which is required to be bifurcated and accounted for at fair value. Fluctuations in forward foreign exchange rates have impacted our assessment in determining the fair value of our embedded derivative. However, this supply contract was terminated in September 2009. As a result, in 2009, we recorded a gain on the change in fair value of the embedded derivative of $7.6 million which was included in the line item “Change in fair value of derivative” in the consolidated statements of operations.

In 2009, we entered into a series of foreign currency forward contracts with certain banks to hedge our exposure to foreign currency exchange risk. As of December 31, 2009, we had foreign currency forward contracts with a total contract value of approximately EUR6.0 million. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts.  As at December 31, 2009, we recorded a gain on change in fair value of derivatives related to the forward foreign currency exchange contracts of $0.4 million, which was included in the line item “Change in fair value of derivative” in the consolidated statements of operations. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations.

Counterparty Risk

Outstanding financial derivative instruments expose us to credit loss in the event of non-performance by the counterparties to the agreements. On a periodic basis, we review the credit ratings of our counterparties and adjust our exposure as deemed appropriate. The counterparty risk has been considered in the fair value measurement of derivative instruments.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term borrowings, as well as interest income generated by excess cash invested in demand deposits with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, because most of our borrowings bear fixed interest rates. As of December 31, 2009, we had total short-term bank borrowings amounting to $102.5 million, all of which was utilized, and the average interest rate on the amounts outstanding was 5.25%. Based on our short-term bank borrowings as of December 31, 2009, a 1% increase in average interest rate would result in approximately a $50,000 increase in our interest expense on an annual basis. Our future interest expense may increase due to changes in market interest rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Payable by ADS Holders

According to the deposit agreement between us and the depositary, JPMorgan Chase Bank N.A., our ADR holders may have to pay the following fees and charges to JPMorgan Chase Bank N.A. in connection with ownership of the ADR:

Category	Depositary actions	Associated fee
(a) Depositing or substituting the underlying shares
Each person to whom ADSs are issued against deposits of shares, including deposits and issuances in respect of:
•      Share distributions, stock dividend, stock split, merger
•      Exchange of securities or any other transaction or event affecting the ADSs or the deposited securities
US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs issued

(b) Receiving or distributing dividends	Distribution of cash dividends	US$0.02 or less per ADS

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Up to US$5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers of depositary receipts	US$1.50 per ADS

(f) General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADRs
US$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charge from one or more cash dividends or other cash distributions

(g) Expenses of the Depositary
Expenses incurred on behalf of ADR Holders in connection with:
•      Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
•      The depositary's or its custodian’s compliance with applicable law, rule or regulation
•      Stock transfer or other taxes and other governmental charges
•      Cable, telex and facsimile transmission and delivery charges
•      fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities
•      Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)
•      Any other charge payable by depositary or its agents in connection with the servicing of the shares or the deposited securities
Expenses payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charges from one or more cash dividends or other cash distributions

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.  In 2009, we did not receive any payments from the depository or any reimbursement relating to the ADS facility.

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

Among the remaining amount of the net proceeds, approximately $11 million is currently restricted cash deposited at a bank to secure certain bank guarantee related to our purchase of raw materials.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Cowen and Company, LLC and Jefferies & Company, Inc. served as the underwriters for our initial public offering.

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

As of December 31, 2009, our cash resources amount to $123.9 million, comprised of cash on hand and demand deposits.

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

Management’s Annual Report on Internal Control Over Financial Reporting

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2009 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., has audited our internal control over financial reporting included in this annual report on Form 20-F.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Sunergy Co. Ltd.

We have audited the internal control over financial reporting of China Sunergy Co., Ltd. (the "Company")  and subsidiaries (collectively referred to as the "Group") as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2009 of the Group and our report dated May 28, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE  TOUCHE TOHMATSU CPA LTD.

Shanghai, China

May 28, 2010

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting occurred during the year ended December 31, 2009 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors in 2008 and we did not pay our auditors any fees other than audit fees in 2009.

	2008	2009

Audit fees(1)	$1,140,516	$1,097,871

Audit-related fees(2)	$393,384	—

Tax fees	—	—

All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)
“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice, and other audit-related services for the years ended December 31, 2008 and December 31, 2009.

We engaged Deloitte Touche Tohmatsu CPA Ltd. in 2006. Total service fees billed related to these professional services in 2008 and 2009 amounted to $1,533,900 and $1,097,871, respectively.

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

In June 2009, we conducted open market repurchases of $4.0 million aggregate principal amount of the convertible senior notes for a total cash consideration of $1.8 million.

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

Exhibit Number	Description of Document
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

4.9
Second Share Incentive Plan, including form of Restricted Share Award Agreement (incorporated by reference to Exhibit 4.9 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.10
Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.11*	Form of Employment Agreement between the Registrant and Senior Executive Officers of the Registrant.
4.12
Form of Director Agreement between the Registrant and certain independent directors (incorporated by reference to Exhibit 4.12 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

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

4.36†
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

4.47
English Translation of Security Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing (incorporated by reference to Exhibit 4.47 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.48
English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Material Co., Ltd. and Sunergy Nanjing dated as of June 16, 2008 and its supplemental agreement dated as of July 29, 2008 (incorporated by reference to Exhibit 4.48 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).

4.49
English Translation of Sales Contract between China Electric Equipment Group (Hong Kong) Limited and Sunergy Nanjing dated as of June 3, 2008 (incorporated by reference to Exhibit 4.49 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).

4.50
English Translation of Purchase Contract between Jiangxi Jingde Semiconductor New Material Co., Ltd. and Sunergy Nanjing dated as of January 19, 2009 (incorporated by reference to Exhibit 4.50 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).

4.51
English Translation of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of April 7, 2008 (incorporated by reference to Exhibit 4.51 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).

4.52
English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing (incorporated by reference to Exhibit 4.52 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).

4.53
English Translation of  Long-term Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of January 10, 2008 (incorporated by reference to Exhibit 4.53 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).

4.54
English Translation of  Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of July 2, 2008 (incorporated by reference to Exhibit 4.54 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).

4.55
English Translation of  Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of August 20, 2008 (incorporated by reference to Exhibit 4.55 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).

4.56
English Translation of  Sales Contract between CEEG (Nanjing) New Energy Co., Ltd. and Sunergy Nanjing dated as of September 8, 2008 (incorporated by reference to Exhibit 4.56 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).

4.57
English Translation of  Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing and its supplementary contract (incorporated by reference to Exhibit 4.57 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).

Exhibit Number	Description of Document
4.58
English Translation of  Creditor’s Rights Transfer Contract between CEEG (Nanjing) International Trading Co., Ltd. and Sunergy Nanjing dated as of October 14, 2008 (incorporated by reference to Exhibit 4.58 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).

4.59
English Translation of Agreement among CEEG, CEEG (Nanjing) New Energy Co., Ltd. and Sunergy Nanjing dated as of December 30, 2008 (incorporated by reference to Exhibit 4.59 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).

4.60
English Translation of Agreement among CEEG, CEEG (Nanjing) International Trade Co., Ltd. and Sunergy Nanjing dated as of December 31, 2008 (incorporated by reference to Exhibit 4.60 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).

4.61
English Translation of Equity Interest Transfer Agreement regarding the transfer of equity interest in China Sunergy (Shanghai) Co., Ltd. between China Electric Equipment Group Co., Ltd. and China Sunergy (Hong Kong) Co., Ltd. dated as of September 1, 2008 (incorporated by reference to Exhibit 4.61 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009)

4.62
ADS Lending Agreement, dated June 25, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by China Sunergy Co., Ltd. on July 2, 2008).

4.63*
English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Material Co., Ltd. and Sunergy Nanjing dated as of July 23, 2009 and its supplementary contract dated as of November 9, 2009

4.64*	English Translation of Sales Contract between CEEG (Nanjing) Semiconductor Material Co., Ltd. and Sunergy Nanjing dated as of July 23, 2009 and its supplementary contract dated as of November 20, 2009
4.65*	English Translation of Sales Contract between CEEG (Nanjing) New Energy Co., Ltd. and Sunergy Nanjing dated as of April 24, 2009
4.66*
English Translation of Sales Contract between CEEG (Nanjing) New Energy Co., Ltd. and Sunergy Nanjing dated as of September 3, 2009 and its supplementary contracts dated as of September 16, 2009 and September 17, 2009

4.67*
English Translation of Sales Contract between CEEG (Nanjing) New Energy Co., Ltd. and Sunergy Nanjing dated as of September 30, 2009 and its supplementary contracts dated as of October 13, 2009 and undated

4.68*	English Translation of Form of Sales Contract between CEEG (Nanjing) New Energy Co., Ltd. and Sunergy Nanjing
4.69*	English Translation of Form of Sales Contract between CEEG (Nanjing) New Energy Co., Ltd. and Sunergy Nanjing
4.70*
English Translation of EPC Contract for Multiple BIPV Photovoltaic Grid-Connected System Demonstration Project of CEEG Nanjing Science and Technology Park between CEEG (Nanjing) Solar Research Institute Co., Ltd. and Sunergy Nanjing dated as of December 29, 2009

4.71*	English Translation of Supplementary Agreements between Jiangxi Jingde Semiconductor New Material Co., Ltd. and Sunergy Nanjing dated as of May 25, 2009 and November 20, 2009
4.72*	English Translation of Long-term Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of November 19, 2008
4.73*
English Translation of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of February 26, 2009 and its supplementary contract dated March 17, 2009

4.74*	English Translation of Module Processing Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of June 12, 2009

Exhibit Number	Description of Document
4.75*	English Translation of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of June 29, 2009
4.76*	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing
4.77*	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing
4.78*	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing
4.79*	English Translation of Security Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of April 26, 2010
4.80*	English Translation of Agreement between CEEG (Nanjing) New Energy Co., Ltd. and Sunergy Nanjing dated as of February 24, 2009 and its supplementary contract dated as of July 20, 2009
4.81*	English Translation of Agreement between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing
4.82*	English Translation of Supplementary Agreement between CEEG (Shanghai) Solar Science and Technology Co., Ltd and Sunergy Nanjing
4.83*	Supplementary Agreement among SunPower Philippines Manufacturing Ltd., CEEG (Shanghai) Solar Science and Technology Co., Ltd and Sunergy Nanjing dated as of November 26, 2009
4.84*
English Translation of Share Transfer Agreement of CEEG (Nanjing) New Energy Co., Ltd. among China Electric Equipment Group Co., Ltd., Sundex Holdings Limited and Sunergy Nanjing dated as of March 15, 2010

4.85*
English Translation of Share Transfer Agreement of CEEG (Shanghai) Solar Science & Technology Co., Ltd. among China Electric Equipment Group Co., Ltd., Sundex Holdings Limited and Sunergy Nanjing dated as of March 15, 2010

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

CHINA SUNERGY CO., LTD.

By:	/s/ Stephen Zhifang Cai
Name: Stephen Zhifang Cai
Title: Chief Executive Officer

Date: May 28, 2010

CHINA SUNERGY CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Sunergy Co. Ltd.

We have audited the accompanying consolidated balance sheets of China Sunergy Co., Ltd.(the "Company") and subsidiaries (collectively referred to as the "Group") as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group's management.  Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Sunergy Co., Ltd. and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 28, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE  TOUCHE TOHMATSU CPA LTD.

Shanghai, China
May 28, 2010

CHINA SUNERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars)

	December 31,
	2008	2009
	$	$

ASSETS
Current assets:
Cash and cash equivalents	94,799,699	123,854,702
Restricted cash	62,399,835	55,677,748
Accounts receivable, net of allowance for doubtful accounts of $349 and $7,386,030 in 2008 and 2009, respectively	8,905,979	15,292,156
Advanced to suppliers, net of allowance for doubtful accounts of $1,105,384 and $nil in 2008 and 2009, respectively	7,319,946	184,195
Amounts due from related parties	18,583,319	22,102,667
Inventories	59,124,619	22,645,081
Deferred tax assets	1,992,759	2,838,806
Prepaid expense and other current assets	11,531,250	4,088,974
Total current assets	264,657,406	246,684,329
Property, plant and equipment, net	102,608,619	93,790,156
Prepaid land use rights	6,441,567	6,426,801
Deferred tax assets	1,511,797	1,568,459
Restricted cash-collateral account	17,502,450	20,471,220
Convertible senior notes issuance cost	3,450,859	2,480,588
Other long-term assets	1,551,867	1,237,198
TOTAL ASSETS	397,724,565	372,658,751

CHINA SUNERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars)

	December 31,
	2008	2009
	$	$

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings	97,299,027	102,516,036
Accounts payable	29,099,148	27,410,912
Notes payable	14,631,434	1,293,600
Accrued expenses and other current liabilities	5,345,703	5,474,115
Amounts due to related parties	246,465	2,368,537
Total current liabilities	146,621,777	139,063,200
Collateral account payable	17,502,450	20,471,220
Derivative liabilities	9,058,340	-
Convertible senior notes	48,098,364	44,000,000
Other liabilities	1,187,233	2,536,231
Total liabilities	222,468,164	206,070,651

Commitments and contingencies (Note 17)

Equity:
Ordinary share (par value $0.0001; 463,247,600 shares authorized, 267,766,443 and 267,287,253 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	26,777	26,729
Additional paid-in capital	182,070,348	183,396,950
Subscription receivable	(405,313)	(405,313)
Accumulated deficit	(27,792,246)	(37,638,616)
Accumulated other comprehensive income	21,057,815	21,208,350
Total equity attributable to China Sunergy Co., Ltd	174,957,381	166,588,100
Noncontrolling interest	299,020	-
Total equity	175,256,401	166,588,100
TOTAL LIABILITIES AND EQUITY	397,724,565	372,658,751

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except share data)

	Years ended December 31,
	2007	2008	2009
	$	$	$

Sales to third parties	224,315,485	295,919,243	202,520,261
Sales to related parties	10,592,416	55,000,718	82,345,108
Total revenues	234,907,901	350,919,961	284,865,369
Cost of sales to third parties	(206,032,155)	(284,311,888)	(190,124,637)
Cost of sales to related parties	(10,848,766)	(51,142,106)	(78,127,432)
Cost of revenues	(216,880,921)	(335,453,994)	(268,252,069)
Gross profit	18,026,980	15,465,967	16,613,300
Selling expenses	(1,644,234)	(3,866,300)	(2,920,337)
General and administrative expenses	(13,664,204)	(16,778,970)	(24,517,431)
Research and development expenses	(2,555,073)	(1,870,882)	(4,381,060)
Total operating expenses	(17,863,511)	(22,516,152)	(31,818,828)
Income (loss) from operations	163,469	(7,050,185)	(15,205,528)
Interest expense	(7,394,229)	(8,069,073)	(7,296,324)
Interest income	1,577,194	1,664,683	1,632,550
Changes in fair value of derivatives	-	(9,864,075)	8,019,632
Other income (expenses), net	93,412	(2,267,567)	2,100,591
Loss before income taxes	(5,560,154)	(25,586,217)	(10,749,079)
Tax benefit	705,504	2,648,621	902,709
Net loss	(4,854,650)	(22,937,596)	(9,846,370)
Net loss attributable to China Sunergy Co., Ltd	(4,854,650)	(22,937,596)	(9,846,370)
Dividend on Series A redeemable convertible preferred shares	(154,723)	-	-
Dividend on Series B redeemable convertible preferred shares	(330,229)	-	-
Dividend on Series C redeemable convertible preferred shares	(233,125)	-	-
Net loss attributable to the Company ordinary shareholders	(5,572,727)	(22,937,596)	(9,846,370)
Net loss per share:
Basic	$(0.04)	$(0.10)	$(0.04)
Diluted	$(0.04)	$(0.10)	$(0.04)
Shares used in computation:
Basic	185,165,757	238,079,890	239,366,840
Diluted	185,165,757	238,079,890	239,366,840

The accompany notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AND COMPREHENSIVE INCOME (LOSS)
(In U.S. dollars, except share data)

						Accumulated
			Additional			other			Comprehensive
			paid-in	Subscription	Accumulated	comprehensive	Noncontrolling		income
	Ordinary shares		capital	receivable	deficit	income	interest	Total	(loss) income
	Number	$	$	$	$	$	$	$	$

Balance at January 1, 2007	104,544,000	10,454	20,144,945	-	-	2,124,551	-	22,279,950
Issuance of ordinary shares upon initial public offering net of issuance cost of $11,616,804	58,650,000	5,865	95,902,331	-	-	-	-	95,908,196
Dividend on Series A redeemable convertible preferred shares	-	-	(154,723)	-	-	-	-	(154,723)
Dividend on Series B redeemable convertible preferred shares	-	-	(330,229)	-	-	-	-	(330,229)
Dividend on Series C redeemable convertible preferred shares	-	-	(233,125)	-	-	-	-	(233,125)
Conversion of Series A, B and C redeemable convertible preferred shares into ordinary shares	74,138,777	7,414	62,496,406	-	-	-	-	62,503,820
Share-based compensation	-	-	535,856	-	-	-	-	535,856
Net loss	-	-	-	-	(4,854,650)	-	-	(4,854,650)	(4,854,650)
Foreign currency translation adjustments	-	-	-	-	-	8,192,998	-	8,192,998	8,192,998
Noncontrolling interest	-	-	-	-	-		299,020	299,020
Balance at December 31, 2007	237,332,777	23,733	178,361,461	-	(4,854,650)	10,317,549	299,020	184,147,113	3,338,348
Issuance of restricted shares	3,476,086	348	3,128	-	-	-	-	3,476
Exercise of share options	371,580	37	476,824	(405,313)	-	-	-	71,548
Issuance of ordinary shares under share lending facility	26,586,000	2,659	(2,659)	-	-	-	-	-
Share-based compensation	-	-	3,231,594	-	-	-	-	3,231,594
Net loss	-	-	-	-	(22,937,596)	-	-	(22,937,596)	(22,937,596)
Foreign currency translation adjustments	-	-	-	-		10,740,266	-	10,740,266	10,740,266
Balance at December 31, 2008	267,766,443	26,777	182,070,348	(405,313)	(27,792,246)	21,057,815	299,020	175,256,401	(12,197,330)
Cancellation of restricted shares	(479,190)	(48)	(431)	-	-	-	-	(479)	-
Share-based compensation	-	-	1,327,033	-	-	-	-	1,327,033	-
Net loss	-	-	-	-	(9,846,370)	-	-	(9,846,370)	(9,846,370)
Foreign currency
Translation adjustments	-	-	-	-	-	150,535	-	150,535	150,535
Acquisition of noncontrolling interest	-	-	-	-	-	-	(299,020)	-	-
Balance at December 31, 2009	267,287,253	26,729	183,396,950	(405,313)	(37,638,616)	21,208,350	-	166,588,100	(9,695,835)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years ended December 31,
	2007	2008	2009
	$	$	$

Operating activities:
Net loss attributable to China Sunergy Co,.Ltd	(4,854,650)	(22,937,596)	(9,846,370)
Adjustments to reconcile net loss to net cash (used in) provided by operating provided by operating activities:
Depreciation and amortization	4,315,613	5,814,348	10,275,173
Bad debt provision (recoveries)	1,134,926	(76,384)	7,332,039
Share-based compensation	535,856	3,231,594	1,327,033
Loss from disposal of property, plant and equipment	54,397	78,563	553,478
Impairment loss	-	-	824,676
Loss/gain on changes of derivatives	-	9,864,075	(8,019,632)
Gain on repurchase of convertible senior notes	-	(4,525,625)	(2,155,000)
Amortization of convertible senior notes issuance cost	-	886,715	970,271
Others	-	(173,658)	(25,613)
Changes in operating assets and liabilities:
Inventories	(11,760,753)	(2,882,559)	36,479,538
Accounts receivable	16,230,796	17,911,376	(13,770,289)
Advanced to suppliers	(54,740,526)	72,359,945	7,187,824
Prepaid expenses and other current assets	(15,259,352)	5,602,661	7,693,484
Amounts due from related parties	(135,480)	(1,805,017)	(3,519,348)
Accounts payable	(3,402,165)	13,827,681	7,122,380
Accrued expenses and other liabilities	1,056,313	2,370,254	(625,061)
Advances from customers	3,942,535	(4,186,395)	(491,938)
Amount due to related parties	4,472	238,251	(12,509,362)
Deferred other income	815,382	254,854	1,199,203
Income tax payable	-	(1,250,477)	-
Deferred tax assets	(705,504)	(2,648,621)	(902,709)
Prepaid for land use rights	-	-	(134,759)
Net cash (used in) provided by operating activities	(62,768,140)	91,953,985	28,965,018
Investing activities:
Purchases of property, plant and equipment	(15,568,450)	(44,074,853)	(9,887,686)
Purchase of land use rights	(1,182,432)	(4,330,930)	-
Purchase of long-term assets	-	(936,817)	-
Subsidy received from local government to purchase plant and equipment	-	24,566	25,613
Change in restricted cash	(18,520,927)	(38,926,435)	6,722,087
Net cash used in investing activities	(35,271,809)	(88,244,469)	(3,139,986)

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years ended December 31,
	2007	2008	2009
	$	$	$
Financing activities:
Proceeds from issuance of ordinary shares	107,525,000	-	-
Issuance cost of ordinary shares	(11,616,804)	-	-
Proceeds from issuance of convertible senior notes	-	54,500,000	-
Issuance cost of convertible senior notes	-	(4,337,573)	-
Payment of convertible senior notes repurchase	-	(1,974,375)	(1,845,000)
Proceeds received from exercise of options	-	71,548	-
Cash contributions received from minority shareholder	-	299,020	-
Acquisition of noncontrolling interest	-	-	(299,020)
Cancellation of restricted shares	-	-	(479)
Proceeds from short-term bank borrowings	168,006,462	142,450,312	130,986,537
Repayment of short-term bank borrowings	(128,882,001)	(175,109,760)	(125,864,004)
Net cash provided by financing activities	135,032,657	15,899,172	2,978,034

Effect of exchange rate changes on cash and cash equivalents	8,715,383	14,733,345	251,937

Net increase in cash and cash equivalents	45,708,091	34,342,033	29,055,003

Cash and cash equivalents at the beginning of the year	14,749,575	60,457,666	94,799,699

Cash and cash equivalents at the end of the year	60,457,666	94,799,699	123,854,702

Supplemental disclosure of cash flow information:

Interest paid	7,210,061	7,083,994	6,334,495

Income taxes paid	-	1,250,477	-

Supplemental disclosure of non-cash investing activities:
Restricted cash collateral received in connection with share-lending arrangement	-	17,502,450	2,968,770
Purchase of property, plant and equipment included in accounts payable	1,286,218	8,114,354	289,414

The accompanying notes are an integral part of the consolidated financial statements.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Sunergy Co., Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on August 4, 2006.

As of December 31, 2009, the Company’s subsidiaries include the following entities:

		Date of	Percentage of
Subsidiaries' Name	Principal Activities	Incorporation	Ownership	Place of Incorporation

China Sunergy Co., Ltd.	Investment Holding	January 27, 2006	100%	British Virgin Islands
China Sunergy (Hong Kong) Co.,Limited	Investment Holding	December 7, 2007	100%	Hong Kong
China Sunergy Europe Gmbh	Marketing Service	November 27, 2007	100%	Germany
China Sunergy (Nanjing) Co., Ltd.	Solar cells manufacturing	August 2, 2004	100%	PRC
China Sunergy (Shanghai) Co., Ltd.	Solar cells manufacturing	November 1, 2007	100%	PRC

On November 1, 2007, China Sunergy (Shanghai) Co., Ltd. ("Sunergy Shanghai") was incorporated in Shanghai, with 95% of its equity interests under China Sunergy BVI and 5% under China Electric Equipment Group Co., Ltd. (CEEG). In April 2009, the Group acquired 5% noncontrolling interest from CEEG and became Sunergy Shanghai’s one and only direct holding company. The net income/loss attributable to noncontrolling interest for the year ended December 31, 2007, 2008 and 2009 was immaterial.

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

2.           SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Significant accounting estimates reflected in the consolidated financial statements include provision for uncertain tax positions and tax valuation allowances, contingent liability relates to outstanding legal proceedings, inventory valuation, purchase commitment, allowance on accounts receivable and supplier advances, provision of warranty costs, assumptions used in embedded derivative evaluation of long-term purchase contract and foreign exchange forward contracts, forfeiture rate of options, capitalized interest and the useful lives of and impairment for property, plant and equipment, intangible assets and long-term deferred assets.

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

Assets and liabilities that are recorded at fair value on a recurring basis reflect fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. The Company applies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

•   Level 1 — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(f)	Fair value of financial instruments- continued

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

(g)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted-average method.

The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required.

(h)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Machinery	10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years

Costs incurred in constructing new facilities, including progress payments and other costs related to construction, are capitalized and transferred to property, plant and equipment on completion, at which time depreciation commences. Interest cost incurred and capitalized in respect of construction of new facilities amounted to $nil, $2,492,328 and $1,074,430 for the years ended December 31, 2007, 2008 and 2009, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(i)	Prepaid land use rights

Prepaid land use rights are recorded at cost and are charged to income statement ratably over 50 years, according to the term of the land use right agreement.

(j)	Impairment of long-lived assets

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

The Group identified certain long-lived assets that were no longer actively used due to obsolete technology or poor physical conditions as of December 31, 2009. Such assets were impaired in accordance with ASC 360 which resulted a loss of $824,676.

(k)	Derivative financial instruments

The Group enters into certain long-term supply contracts that may contain embedded derivatives that need to be bifurcated if the terms of the contracts are neither denominated in the functional/local currency of either contracted parties nor in the currency such goods are routinely denominated in international commerce. The Group accounts for such embedded derivatives at fair value and records the change in the statement of operations.

The Group entered into certain foreign exchange forward contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with sales contracts denominated in Euro or U.S. dollar. The Group recognizes all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets. The derivatives do not qualify for hedge accounting and, as a result, the changes in fair value of the derivatives are recognized in the statement of operations.

(l)	Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(m)	Revenue recognition

Sales of solar cells and modules are recorded when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.  Customers do not have any general rights of return but may be allowed to exchange for goods that are not defective but may not meet certain minor specifications such as color or sizes of the products for a 30 to 45 day period.  The Group has recorded the estimated replacement costs, which have been immaterial for all periods, in result of the product exchanges in cost of revenue upon the recognition of revenue. A portion of the Group's sales to domestic customers require the customers to prepay before delivery has occurred.  Such prepayments are recorded as advances from customers in the consolidated balance sheets until delivery has occurred.  A majority of the Group’s contracts with overseas customers are written such that the customer takes title and assumes the risks and rewards of ownership of the products upon shipment.  Accordingly, the Group recognizes revenue upon documentary evidence of shipment, assuming all other criteria have been met.

(n)	Buy-and-sell arrangements

In 2007 and 2008, the Group has buy-and-sell arrangement with certain raw material vendors wherein the Group sells finished goods, comprised of solar cells, and acquires raw materials in the form of silicon wafers.  These arrangements are with counterparties in the same line of business as the Group and are executed as a means of securing a consistent supply of silicon wafer raw materials. In 2009, the Group enters into arrangements wherein the Group purchases raw material silicon wafers and sells polysilicon to the same counterparties. These arrangements are for making profits from trading of polysilicon. The Group records such transactions at fair value.

During the years ended December 31, 2007 and 2008, the Group purchased $15,173,393 and $1,504,018 of raw materials and sold $10,517,112 and $1,529,131of finished goods, respectively, under these buy-and-sell arrangements. During the years ended December 31, 2009, the Group purchased $69,823,276 of silicon wafers and sold $17,253,185 of polysilicon under the buy- and-sell arrangements.

(o)	Cost of revenue

Cost of revenue includes production and indirect costs, as well as shipping and handling costs for products sold and warranty costs.

(p)	Research and development

Research and development costs are expensed when incurred.

(q)	Advertising expenses

Advertising costs are expensed as incurred. The Group incurred advertising costs amounting to $363,237, $495,162 and $425,750 for the years ended December 31, 2007, 2008 and 2009, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(r)	Warranty cost

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

Beginning in 2007, the Group began selling modules. Solar modules are typically sold with a 20 to 25 year warranty against specified declines in the initial minimum power generation capacity at the time of sale. In addition, the Group provided warranty for solar modules against defects in materials and workmanship for a period of five years from the date of sale. The Group estimates and accrues the costs of warranties at 1% of module sales.

Due to very limited claims occurred to date, the warranty provisions for cells and modules are mainly based on an assessment competitors’ accrual history and industry practice.  Actual warranty costs are accumulated and charged against the accrued warranty liability.  To the extent that accrual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate.

(s)	Government grants

Government grants are recognized when received and all the conditions for their receipt have been met. Government grants are recognized as income in the period in which the related expenditures are recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets.

(t)	Foreign currency translation

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

The financial records of the Group’s subsidiaries are maintained in their local currencies.  Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period.  Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statements of equity.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(u)	Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net income (loss) and foreign currency translation adjustments.

(v)	Foreign currency risk

The functional currency of the Group’s subsidiaries which operate in the PRC is Renminbi (“RMB”). The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group's aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to USD equivalent of $113,448,504 and $125,748,915 at December 31, 2008 and 2009, respectively.

(w)	Concentration of credit risk

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

The Group recognized bad debt provision $1,134,926 for the year ended December 31, 2007,  and reversed $76,384 for the year ended December 31, 2008 related to a provision against an advance to a supplier which was recovered. The Group recognized bad debt provision of $7,332,039 for the year ended December 31, 2009 mainly related to outstanding accounts receivable that are unlikely to be collected due to the deteriorating financial conditions of certain customer.

Bad debt provision movements for accounts receivable and advanced to suppliers are as follows:

	Years ended December 31,
	2007	2008	2009
	$	$	$

Openning Balance	-	(1,109,602)	(1,105,733)
Addition/Reverse	(1,134,926)	76,384	(7,332,039)
Write off	-	3,865	1,081,363
Effect of change in foreign currency	25,324	(76,380)	(29,621)
Ending Balance	(1,109,602)	(1,105,733)	(7,386,030)

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(x)	Net loss per share

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

Dilutive EPS for the year ended December 31, 2007, 2008 and 2009 excludes 1,586,900, 1,280,126 and 1,609,071 shares issuable upon exercise of share options, respectively, excludes nil, 2,317,391 and 799,101 non-vested restricted shares, respectively, and excludes nil, 23,414,630 and 21,463,411 shares issuable upon conversion of the senior notes as their effects would have been anti-dilutive.

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

The call option on the Loaned Shares (see Note 9) has been excluded in the computation of basic EPS as the Company has concluded that the Loaned Shares are not regarded as issued for accounting purposes as existing shareholders are not expected to be impacted by the issuance due to (a) the existence of the collateral arrangement and (b) the requirement that the holders of the Loaned Shares return any dividends received. The call option on the Loaned Shares would be considered in the computation of diluted EPS using the treasury stock method with the fair value of the collateral representing the assumed proceeds for the issuance of the underlying shares.  For the year ended December 31, 2009, there were no incremental shares included in the diluted EPS computation as the effect would be anti-dilutive.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(x)	Net loss per share - continued

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years ended December 31,
	2007	2008	2009
	$	$	$
Net loss attributable to ordinary shareholders-basic and diluted	$(5,572,727)	$(22,937,596)	$(9,846,370)
Allocation of undistributed earnings to preferred shares for participating rights to dividends *	$950,009	$-	$-

Net loss attributable to ordinary shareholders	$(6,522,736)	$(22,937,596)	$(9,846,370)

Weighted–average ordinary shares outstanding-basic	185,165,757	238,079,890	239,366,840

Weighted-average ordinary shares outstanding-diluted	185,165,757	238,079,890	239,366,840

Net loss per share:
Basic	$(0.04)	$(0.10)	$(0.04)

Diluted	$(0.04)	$(0.10)	$(0.04)

*	Reflects the allocation of net income of $1,826,535 for the period from January 1, 2007 to May 22, 2007, the date on which the preference shares were converted into ordinary shares.

(y)	Share-based compensation

The Group recognizes the services received in exchange for awards of equity instruments based on the grant-date fair value of the award as determined by the Binomial option pricing model, net of estimated forfeitures. The estimated compensation cost is recognized using straight line method over the period the granter is required to provide services per the conditions of the award. See Note 15, “Share Based Compensation”, for further details.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(z)	Recently issued accounting pronouncements

On January 1, 2009, the Group adopted the new accounting standard relating to noncontrolling interests (previously referred to as minority interests) that changed the accounting and reporting for noncontrolling interests in the consolidated financial statements. The Group does not believe the adoption of ASC 810 would have any significant impact on its consolidated financial statements due to the insignificance of the noncontrolling interests.

In June 2009, the FASB issued ASC 810-10, “Consolidation —Overall” (previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exceptions of the previously issued pronouncement to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard will be effective for the Group’s fiscal year beginning January 1, 2010. The Group does not believe the adoption of ASC 810-10 would have any significant impact on its consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820) —Measuring Liabilities at Fair Value”. ASU 2009-05 amends ASC 820-10, “Fair Value Measurements and Disclosures— Overall”, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.

The provisions of ASU 2009-05 are effective for the Group’s fiscal year beginning January 1, 2010. Early application is permitted. The Group does not believe the adoption of ASU 2009-05 would have any significant impact on its consolidated financial statements starting from January 1, 2010.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(z)	Recently issued accounting pronouncements - continued

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605)— Multiple- Deliverable Revenue Arrangements” (previously EITF 08-1, "Revenue Arrangements with Multiple Deliverables"). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Group does not believe the adoption of ASC 2009-13 would have any significant impact on its consolidated financial statements.

In October 2009, the FASB issued ASU 2009-15, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing," which clarifies that share lending arrangements that are executed in connection with convertible debt offerings or other financings should be measured at fair value and recognized as a debt issuance cost and be amortized using the effective interest method over the life of the financing arrangement as interest cost. In addition, ASU 2009-15 states that the loaned shares should be excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the common and diluted earnings per share calculation. ASU 2009-15 is effective for all arrangements outstanding as of the fiscal year beginning on or after December 15, 2009, (effective January 1, 2010 for the Group) and retrospective application is required for all periods presented. In addition, ASU 2009-15 is effective for arrangements entered into on or after the beginning of the first reporting period that begins on or after June 15, 2009. The Group has evaluated the provisions of ASU 2009-15 and determined that it will record additional debt issuance costs at issuance of $1.9 million related to its Loaned Shares (see Note 9).  Such costs will be amortized over the life of the convertible notes and will result in an adjustment of $809,349 to beginning retained earnings on January 1, 2010.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(z)	Recently issued accounting pronouncements - continued

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” which amends the ASC for the issuance of FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R),” issued by the FASB in June 2009. The amendments in ASU 2009-17 replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. The Group does not believe the adoption of this ASU would have any significant impact on its consolidated financial statements starting from January 1, 2010.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) —Improving Disclosures about Fair Value Measurements”. ASU 2010-06 amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Group does not believe this ASU has an impact on its consolidated financial statements.

3.	INVENTORIES

Inventories consist of the following:
	At December 31,
	2008	2009
	$	$

Raw materials	36,475,120	16,641,431
Work-in-process	3,829	-
Finished goods	22,645,670	6,003,650
Inventories	59,124,619	22,645,081

The lower of cost or market write-down for inventories is $13,777,913 and $1,817,159 as of December 31, 2008 and 2009, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

4.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2008	2009
	$	$

Buildings	12,458,528	12,493,824
Plant and machinery	62,532,676	97,736,557
Furniture, fixtures and equipment	2,988,805	4,591,312
Motor vehicles	421,070	451,731
	78,401,079	115,273,424
Less: Accumulated depreciation	(12,817,495)	(22,642,296)
	65,583,584	92,631,128
Construction in process	37,025,035	1,159,028
Property, plant and equipment, net	102,608,619	93,790,156

Depreciation expense was $4,286,220, $5,695,363 and $9,984,187 for the years ended December 31, 2007, 2008 and 2009, respectively.

5.	PREPAID LAND USE RIGHTS, NET

	At December 31,
	2008	2009
	$	$

Prepaid land use rights, cost	6,587,430	6,722,188
Less: Accumulated amortization	145,863	295,387
Prepaid land use rights, net	6,441,567	6,426,801

Amortization expense was $29,393, $68,824 and $149,525 for the year ended December 31, 2007, 2008 and 2009.

For 2010, 2011, 2012, 2013 and 2014, the Group will record annual amortization expense of approximately $150,048.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

6.	BANK BORROWINGS

	At December 31,
	2008	2009
	$	$

Short-term bank borrowings	97,299,027	102,516,036
Total	97,299,027	102,516,036

The Group's short-term bank borrowings bore annual average interest rates of 7.42% and 5.62% in year 2008 and 2009, respectively. These loans represent borrowings of Sunergy Nanjing from various financial institutions and represent the maximum amount available under each facility.  Each of these borrowings has a term of one year, and expires at various times throughout the year.

The short-term bank borrowings were guaranteed by:

Years ended December 31,
	2008	2009
	$	$

CEEG.Jiangsu CEEG Electrical Equipment Manufacturing Co., Ltd.
and Group chairman Mr. Tingxiu Lu (Related parties)	72.4 million	93.7 million

Raw materials and personal guarantee by Group chairman Mr. Tingxiu Lu	16.1 million	8.8 million

The Group also has maximum short term credit facility vehicles of $89.3 million to facilitate its purchase of raw materials from various banks, of which $1.3 million were withdrawn with $88.0 available to use as of December 31, 2009. Those short-term credit facilities are renewable annually by mutual agreement between the parties.

7.	DERIVATIVES FINANCIAL INSTRUMENTS

During 2008, the Group entered into a long-term silicon supply contract that the purchase price of the silicon to be acquired was denominated in U.S. dollars, which is not the functional currency of either of the contracting parties. Accordingly, the contract contains an embedded foreign exchange forward contract, which is required to be bifurcated and accounted for at fair value. Subsequent changes in fair value are recorded in the consolidated statements of operations.

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

7.	DERIVATIVES FINANCIAL INSTRUMENTS - continued

As of December 31, 2009, the derivative liability related to this long-term supply contract was extinguished due to the termination of such term supply contract on September 9, 2009. The gain arising from termination of the embedded foreign currency derivative instruments amounted to $7,611,132 for the year ended December 31, 2009 has been recorded as “Change in fair value of derivatives” in the consolidated statements of operations.

The Group recorded a loss of $2.3 million and a $0.4 million gain relating to foreign exchange forward contracts that did not qualify for hedge accounting for the years ended December 31, 2008 and 2009. As of December 31, 2008 and 2009, the Group had outstanding foreign exchange forward contracts with notional amount of $ 46.6 million and $8.6 million, respectively, with estimated fair value of $1.5 million and $0.3 million, respectively.

8.	FAIR VALUE MEASUREMENT

As of December 31, 2008 and 2009, information about inputs into the fair value measurements of the Group's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:
		Fair Value Measurements at December 31, 2008
		Date Using
	Total Fair	Quoted Prices
	Value and	in Active	Significant
	Carrying	Markets for	Other	Significant
	Value on the	Identical	Observable	Unobservable
	Balance Sheet	Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)
Liabilities:
Foreign exchange forward contract	$1,454,383		$1,454,383
Embedded derivatives for long-term purchase contract	$7,603,956			$7,603,956
Total liabilities	$9,058,340		$1,454,383	$7,603,956

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

8.	FAIR VALUE MEASUREMENT - continued

Fair Value Measurements at December 31, 2009
Date Using
	Total Fair	Quoted Prices
	Value and	in Active	Significant
	Carrying	Markets for	Other	Significant
	Value on the	Identical	Observable	Unobservable
	Balance Sheet	Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)
Assets:
Foreign exchange forward contract
Embedded derivatives for long-term purchase contract	$251,208		$251,208

Total assets	$251,208		$251,208

The Level 3 embedded derivative for long-term purchase contract was reversed in 2009 due to the termination of REC long-term supply contract announced by REC on September 9, 2009. Therefore, the derivative liability related to this long-term supply contract was reversed to income statement as a gain through the change in fair value of derivatives, resulting from the contract termination. A summary of changes in Level 3 embedded derivative for long-term purchase contract for the year ended December 31, 2008 and 2009 is as follows:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Embedded Derivative for Long-term Purchase Contract
Beginning balance as of January 1, 2008	-
Total gains and losses (realized/unrealized)
Included in earnings (or change in net assets)	$7,603,956
Included in other comprehensive income	-
Purchases, issuances, and settlements	-
Ending balance as of December 31, 2008	$7,603,956

Total gains and losses (realized/unrealized)
Included in earnings (or change in net assets)	$(7,603,956)
Included in other comprehensive income	-
Purchases, issuances, and settlements	-

Ending balance as of December 31, 2009	-

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

8.	FAIR VALUE MEASUREMENT - continued

The following is a description of the fair value techniques used for instruments measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy described above.

Foreign exchange forward contract: Quoted prices in active markets for identical assets are not available. The term of the forward contracts held by the Group is less than one year. Main inputs for these short-term forward contracts include foreign exchange rates, which are observable and can be obtained from third party professional pricing sources.  These fair value measurements are classified as level 2.

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

As of December 31, 2009, the carrying amounts of accounts receivable, advances to suppliers, accounts payable, notes payable, advance from customers and short-term borrowings approximate their fair values due to their short-term nature.

The carrying amount of the Group's outstanding convertible notes was US$48 million and US$44 million and the estimated fair value of this debt was US$ 19 million and US$20 million as of December 31, 2008 and 2009, respectively. The fair value was estimated using market quotes as of December 31, 2008 and 2009.

The fair value estimates presented above are based on pertinent information available to management as of December 31, 2008 and 2009, respectively. Although management is not aware of any factors that would significantly affect these fair value estimates, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from the amounts presented.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

9.	CONVERTIBLE SENIOR NOTES

On July 1, 2008, the Company issued US$54.5 million aggregate principal amount (includes USD 4.5 million from exercise of over-allotment option in full) of Convertible Senior Notes (“Convertible Notes” or “Notes”) due June 15, 2013, with an interest rate of 4.75% per annum, payable in arrears semi-annually on June 15 and December 15, beginning December 15, 2008.

Conversion

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

Offering expenses incurred for issuing of Convertible Notes amounted to $4.3 million, and are being amortized through interest expense over the beneficiary period from July 2008 to June 2013, using the effective interest rate method. These capitalized costs are reported as deferred assets in Convertible bond issuance cost, and $0.9 million and $1.0 million was amortized for the year ended December 31, 2008 and 2009, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

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

The Loaned Shares must be returned to the Group by the earliest of (a) the maturity date of the Notes, June 15, 2013, (b) upon the Group's election to terminate the Share Lending Agreement at any time after the later of (x) the date on which the entire principal amount of the Notes ceases to be outstanding, and (y) the date on which the entire principal amount of any additional convertible securities that the Group has in writing consented to permit the ADS Borrower to hedge under the Share Lending Agreement ceases to be outstanding, in each case, whether as a result of conversion, redemption, repurchase, cancellation or otherwise; and (c) the termination of the Share Lending Agreement.  The Group is not required to make any payment to the underwriter of the Notes ("Underwriter") or the ultimate holder of the Notes ("the ADS Borrower") upon the return of the Loaned Shares.

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

9.	CONVERTIBLE SENIOR NOTES - continued

The Group has accounted for the Share Lending Agreement as the issuance of a written call option to the ADS Borrower for the fair value of the associated ADSs.  The Group has recorded the call option at fair value, given the Group has no economic benefit associated with the issuance of the call option. The fair value of the call option upon issuance and subsequently is immaterial.

Although legally issued, the Group has not considered the Loaned Shares issued for accounting purposes.  As a result, any cash collateral, to the extent posted by the ADS Borrower, is not considered attributable to the issuance of shares.  To the extent cash collateral is posted, the Group recorded the cash as an asset on its balance sheet with an offsetting liability recorded to reflect the collateral receipt as the proceeds of a borrowing.  The cash collateral posted as of December 31, 2008 and 2009 is $17,502,450 and $20,471,220 which is recorded as a long-term asset under restricted cash collateral account with an offsetting long term liability recorded in collateral accounts payable as of December 31, 2008 and 2009.

During the 2008 and 2009, the Group conducted open market repurchase of its Convertible Notes, and repurchased US$6.5 million and US$4.0 million aggregate principal amount of the Convertible Notes for a total cash consideration of US$2.0 million and US$1.8 million, respectively. As a result, the Group realized a net gain of US$4.5 million and US$2.2 million and recorded as other income.

10.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

10.	REDEEMABLE CONVERTIBLE PREFERRED SHARES - continued

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

In March 2007, the Company's shareholders adopted a third amended and restated memorandum and articles of association to (a) modify the conversion prices of our Series A, Series B and Series C preferred shares, which were revised to $.39, $.44 and $1.76, respectively, subject to adjustments in the case of certain dilution events, and (b) replace the definition of "qualified IPO" or "QIPO" with the definition of "IPO." Such modifications did not have a significant impact on expected cash flows and, as such, did not impact our consolidated financial statements.

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

10.	REDEEMABLE CONVERTIBLE PREFERRED SHARES - continued

Voting rights

Each Preferred Share has voting rights equivalent to the number of ordinary shares into which it is convertible.

11.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries.  The total contribution for such employee benefits was $636,913, $2,240,492 and $2,467,789 for the years ended December 31, 2007, 2008 and 2009, respectively.

12.	PROFIT APPROPRIATION

Pursuant to laws applicable to entities incorporated in the PRC, Sunergy Nanjing is prohibited from distributing its statutory capital and must make appropriations from PRC GAAP after-tax profit to other non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the appropriation to the other fund are at Sunergy Nanjing’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends, loans or advances to the Company due to a net loss in 2007, 2008 and 2009, Sunergy Nanjing made no appropriation to other non-distributable reserve funds.

In 2007, with a board resolution on December 20, 2007, Sunergy Nanjing declared a dividend of $15,827,573 to the then shareholder, China Sunergy BVI, for the profit made in 2006.

As a result of these PRC laws and regulations, Sunergy Nanjing is restricted in its ability to transfer the registered capital to the Company in the form of dividends, loans or advances.  The restricted portion amounted to $121,564,808, as of December 31, 2009.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

13.	OTHER INCOME (EXPENSE), NET

	Years ended December 31,
	2007	2008	2009
	$	$	$
Foreign currency exchange loss, net	(1,173,159)	(6,858,856)	(517,321)
Convertible bond repurchase gain	-	4,525,625	2,155,000
Government grants	1,660,567	98,732	25,613
Others	(393,996)	(33,068)	437,299
	93,412	(2,267,567)	2,100,591

14.	INCOME TAX BENEFIT

Cayman Islands

China Sunergy Cayman is not subject to tax on income or capital gain according to the current laws of the Cayman Islands.

British Virgin Islands

China Sunergy BVI is not subject to tax on income or capital gain according to the current laws of the British Virgin Islands.

Hong Kong

Sunergy Hong Kong is subject to Hong Kong profit tax at a rate of 17.5% as of March 31, 2008 and 16.5% effective from April 1, 2008. No Hong Kong profit tax has been provided as Sunergy Hong Kong has no assessable profit that was earned in or derived from Hong Kong in 2009.

PRC

Sunergy Shanghai was established in November 2007 and its applicable EIT rate is 25%. Sunergy Shanghai did not have substantive operations and had incurred minimal non-operating related losses.

Sunergy Nanjing was governed by the Income Tax Law of PRC Concerning Foreign Investment and Foreign Enterprise for the period before January 1, 2008, and the statutory rate was 33% (30% of state income tax plus 3% local income tax) on PRC taxable income.  Sunergy Nanjing, as a foreign-invested manufacturing enterprise established in Nanjing (within a coastal economic zone), enjoyed a preferential rate of 24%.  In addition, Sunergy Nanjing was granted a five-year tax holiday (two years of exemption followed by three years of 50% deduction) starting from its first profit making year which was 2006.  Thus Sunergy Nanjing was tax exempted in 2006 and 2007.

On March 16, 2007, the PRC government promulgated the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008. Under the New EIT Law, domestically-owned enterprises and foreign-invested enterprises are all subject to a uniform tax rate of 25%.  Further, the New EIT Law stipulates that qualifying High and New Technology Enterprises (“HNTEs”) is eligible for a preferential tax rate of 15%.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

14.	INCOME TAX BENEFIT - CONTINUED

On December 26, 2007, the State Council issued a Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, and the enterprises that previously enjoyed the tax rate of 24% shall be subject to the tax rate of 25% from 2008, and (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term or 2012, whichever is earlier. However, Circular 39 also prescribes that if the above transitional relief of EIT overlaps with the preferential treatments provided by the New EIT Law, an enterprise may choose the more favorable treatment, and shall not enjoy both.  The treatment cannot be changed once it is chosen.

In 2008, Sunergy Nanjing obtained the certificate of HNTE, with a valid period from 2008 to 2010, and thus is eligible for a 15% preferential tax rate during the above period.  Based on Circular 39, the management chooses to enjoy the transitional relief (i.e. 12.5% from 2008 to 2010). The management also believes that it is more-likely-than-not to renew Sunergy Nanjing's HNTE status in 2011 and will be eligible for the 15% preferential rate for the following three years from 2011 to 2013. Therefore, management applied the 15% income tax rate in deferred tax calculations. If the renewal is not received for 2011 to 2013, then the net deferred tax asset balance as of December 31, 2009 would change to $5,470,748. The difference would be an increase of $1,063,483 to current net earnings.

Effective on January 1, 2007, the Group adopted the provisions of “Accounting for Uncertainty in Income Taxes—an Interpretation of ASC No. 740” which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement.  ASC 740 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of tax position taken or expected to taken in a tax return.  This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.  The Group has made its assessment for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized benefits associated with the tax positions.  The adoption of ASC 740 did not have any material impact on the Group's total liabilities or shareholders’ equity.  The Group has no uncertain tax positions as of December 31, 2009 or unrecognized tax benefits which would favorably affect the effective income tax rate.   The Group does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The statute of limitations in Hong Kong is 6 years.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

14.	INCOME TAX BENEFIT - continued

The tax benefit comprises of:

	Years ended December 31,
	2007	2008	2009
	$	$	$

Current tax.	-	-	-
Deferred tax benefit	705,504	2,648,621	902,709
	705,504	2,648,621	902,709

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years ended December 31,
	2007	2008	2009

PRC statutory enterprise income tax rate	33.0%	25.0%	25.0%
50% additional deduction of R&D expense	6.7%	0.4%	1.6%
Other non-deductible expense for tax purposes	3.3%	(0.7)%	(0.9)%
Effect of tax rate change	(9.2)%	(0.2)%	(0.5)%
Different tax rates in other jurisdictions	(14.1)%	(3.0)%	(6.2)%
Valuation allowance	-	-	(2.5)%
Effect of tax holiday	(7.0)%	(11.1)%	(8.1)%
	12.7%	10.4%	8.4%

Gross tax exemption	$3,117,790	$2,514,002	$870,675
Tax holiday per share-basic	$0.02	$0.01	$0.00
Tax holiday per share-diluted	$0.02	$0.01	$0.00

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

14.	INCOME TAX BENEFIT - continued

The principal components of the deferred income tax assets are as follows:

	At December 31,
	2008	2009
	$	$
Deferred tax assets:
Pre-operating expense	34,469	6,828
Depreciation of property, plant and equipment	169,011	310,340
Warranty costs	47,354	69,761
Inventory write-down	1,648,271	152,263
Allowance for doubtful account	127,952	1,039,079
Tax losses carried forward	216,536	3,085,288
Derivative assets (liabilities)	1,225,925	(74,132)
Fixed assets impairment	-	103,042
Others	35,038	56,203
Gross total deferred tax assets	3,504,556	4,748,672
Valuation allowances	-	(341,407)
Net deferred tax assets	3,504,556	4,407,265

Analysis as:
Current	1,992,759	2,838,806
Non-current	1,511,797	1,568,459
Total deferred tax assets	3,504,556	4,407,265

The tax losses carryforwards arising from year 2008 and 2009 are approximately $645,784 and $19,799,450 respectively, and will expire in 2013 and 2014 respectively.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. Based upon the projections for future taxable income over the periods in which the deferred tax assets are realizable, the Group believes it is more-likely-than-not that Sunergy Nanjing will realize the benefits of those deductible differences, and as such, no valuation allowances as of December 31, 2009 have been provided. The amount of the deferred tax assets considered to be realizable, however, could be reduced in the near term if estimates of future taxable income during the tax loss carry forward periods are reduced.

Based on the current profit, projected future profitability, and other available evidence, the Group believes it is more-likely-than-not that Sunergy Hong Kong and Sunergy Shanghai will not realize the deferred tax assets resulted from the tax loss carried forward in the future periods.  Thus, a full valuation allowances are provided for the deferred tax assets of Sunergy Hong Kong and Sunergy Shanghai.

The Group plans to indefinitely reinvest the undistributed earnings of the Company's PRC subsidiaries.  However, as of December 31, 2009, the Company's PRC subsidiaries have an accumulated deficit of $36.7 million. Upon distribution of any future earnings in the form of dividends or otherwise, the Company would be subject to the then applicable PRC tax laws and regulations.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

15.	SHARE BASED COMPENSATION

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

On April 24, 2007, the Company amended and restated the above First Plan, which approved the issuance of up 2,500,000 ordinary shares of the Company pursuant to awards of options. Under the First plan, additional 684,500 ordinary shares were granted at an exercise price equal to 70% of the IPO offering price per ordinary share.

On January 10, 2008, under the First Plan, the Company further granted options to purchase 716,226 ordinary shares to certain employees at an exercise price of US$1.283 per share. The options expire ten years from the date of grant, with one–fourth of the options vesting on each of the following four grant date anniversaries.

On February 5, 2008, the shareholders granted approval for its Second Share Incentive Plan (the “Second Plan”). The Second Plan is open to members of the China Sunergy Board, as well as employees and consultants as determined by the Compensation Committee of the Board. The maximum number of shares that may be issued pursuant to the Second Plan is 4,190,748. The Company granted 2,397,301 and 1,078,785 restricted common shares to its then CEO and CFO on the same day, which vest one third annually over the following three years.

On January 9, 2009, the Group granted options to purchase 260,002 and 80,640 ordinary shares to certain employees at an exercise price of US$1.283 and US$0.7 per share, respectively. The options expire ten years from the date of grant, with one-fourth of the options vesting on each of the following four grant date anniversaries. At the same date, the Group also granted options to purchase 100,002 ordinary shares to a consultant at an exercise price of US$0.7 per share. The shares subject to the option was vested on the December 31, 2009 and is exercisable within 5 years from the date the option is vested.

The Group recorded $535,856, $3,231,594 and $1,327,033 as compensation expense for the years ended December 31, 2007, 2008 and 2009, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

15.	SHARE BASED COMPENSATION - continued

The derived fair value of the ordinary shares underlying the options granted on April 24, 2007 was determined by the Company, with references to a retrospective third-party valuation as of April 30, 2007, an independent appraiser, using generally accepted valuation methodologies, including a weighted average equity value derived by using a combination of the discounted cash flow method, a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate and the guideline companies method, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Group, to derive the total equity value of the Group. The valuation model allocated the equity value between the ordinary shares and the preferred shares and determined the fair value of ordinary shares based on the option-pricing method under the enterprise value allocation method. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale). The ordinary shares are considered to be a call option with claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred shares are liquidated.

The fair value of each award is estimated on the date of grant using the binomial option-pricing formula that uses the assumptions noted below. Expected volatilities are based on the average volatility of comparable companies with the time period commensurate with the expected time period. The Group uses historical data to estimate option exercise and employee termination within the pricing formula. The contractual life of the option is 6 to 10 years.  The risk-free rate for periods within the contractual life of the option is based on the yield of US Treasury Bond.

	2007	2008	2009

Average risk-free rate of return	4.63%	3.91%	1.51%～2.40%
Contractual life of the option	10 years	10 years	6～10 years
Volatility rate	61%	60%	84%
Dividend yield	0%	0%	0%

The weighted average grant-date fair value of options granted during year 2007, 2008 and 2009 was $0.96, $1.20 and $0.22 per share, respectively. There were nil, 371,580 and nil options exercised during the year ended December 31, 2007, 2008 and 2009.  Total fair value of options vested during the year ended December 31, 2007, 2008 and 2009 is $369,840, $341,934 and $523,078, respectively.

In November 2007, the Company modified the exercise price of all the options granted in 2006 from $1.99 to $1.28 per ordinary share.  The total incremental compensation expense resulting from the modification was $139,600, which will be amortized over the remaining requisite service period of 2.95 years.

All the amounts below reflect the modification of exercise prices of options.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

15.	SHARE BASED COMPENSATION - continued

A summary of the option activities is follows:

	Number of Options	Weighted average exercise price	Weighted average remaining contract term	Aggregate intrinsic value

Outstanding at January 1, 2009	1,280,126	$1.283
Granted	440,644	$1.044
Forfeited	(111,699)	$1.283

Outstanding at December 31, 2009	1,609,071	$1.218	7.41	$12,645

Options vested or expected to vest at December 31, 2009	1,147,923	$1.191	7.46	$7,000

Options exercisable at December 31, 2009	550,004	$1.177	6.93	$7,000

As of December 31, 2009, there was $653,694 of unrecognized compensation expense related to unvested share-based compensation, which is expected to be recognized over a weighted-average period of 1.3 years.

The following table summarizes the activity of restricted shares during the year ended December 31, 2009:

		weighted
	Number of	average grant-
	Restricted Shares	date fair value

Non-vested as of January 1, 2009	2,317,391	1.13
Forfeited	(479,190)	1.13
Vested	(1,039,100)	1.13

Non-vested as of December 31, 2009	799,101	1.13

The group did not grant any restricted shares prior to 2008. The weighted average grant-date fair value of restricted shares granted during year 2008 was $1.13 per share. Total fair value of restricted shares vested during the year ended December 31, 2009 is $1,595,019.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

15.	SHARE BASED COMPENSATION - continued

As of December 31, 2009, there was $761,349 of total unrecognized compensation expense related to restricted shares granted under the plan, which is expected to be recognized over a weighted-average period of 0.5 years.

16.	RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

Amounts due from related parties:
	Years ended December 31,
	2008	2009
	$	$

Balances with directors	410,778	-
Trade related balances.	18,172,541	22,102,667
Amounts due from related parties	18,583,319	22,102,667

Balances with directors in 2008 pertain to withheld individual income tax paid for directors.

Trade related balances pertain to receivables and prepayments in respect of sales and inventory purchases to/from related parties with common ultimate investors.  Details of trade related balances with such parties are as follows:

	At December 31,
Name of related party	2008	2009
	$	$

Jiangxi Jingde Semiconductor New Material Co., Ltd	-	12,270,385
CEEG (Nanjing) Semiconductor Co., Ltd.	11,479,561	-
CEEG (Shanghai) Solar Science and Technology Co., Ltd.	6,692,980	7,103,684
CEEG (Nanjing) New Energy Co., Ltd.	-	2,728,598
	18,172,541	22,102,667

Amounts due to related parties:
	At December 31,
	2008	2009
	$	$

Trade-related balance	246,465	2,240,422
Non-trade related balance	-	128,115
Amounts due to related parties	246,465	2,368,537

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

16.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Trade related balances pertain to payables and pre collected amounts in respect of rental, inventory and fixed assets purchases and sales to/from related parties with common ultimate investors.  Details of trade related balances with such parties are as follows:

	At December 31,
Name of related party	2008	2009
	$	$

CEEG (Nanjing) Special Transformer Co., Ltd.	17,560	26,361
China Electric Equipment Group Co., Ltd.	150,119	140,313
China Electric Equipment Group (Hongkong) Limited	76,618	-
CEEG (Nanjing) New Energy Co., Ltd.	2,168	-
CEEG (Nanjing) Semiconductor Co., Ltd.	-	2,073,748
	246,465	2,240,422

In 2009, the non-trade related balance pertains to a payment that was collected on behalf of CEEG Nanjing International Trade Co., Ltd. from a third party.

Related party transactions

Other than as disclosed in Note 6, details of related party transactions are as follow:

Sales to related parties with common ultimate investors:

Name of related party	Years ended December 31,
	2007	2008	2009
	$	$	$

CEEG Nanjing International Trade Co., Ltd.	3,234,428	-	-
CEEG (Shanghai) Solar Science and Technology Co., Ltd.	5,192,155	46,575,536	54,921,565
CEEG (Nanjing) Solar Research Institute	1,521,110	1,265,956	688,835
CEEG (Nanjing) New Energy Co., Ltd.	41,927	7,159,226	26,691,008
CEEG (Nanjing) Semiconductor Co., Ltd.	602,796	-	42,283
China Electric Equipment Group (Hongkong) Limited	-	-	1,417
	10,592,416	55,000,718	82,345,108

Purchase of raw materials from related parties with common ultimate investors are as follows:

Name of related party	Years ended December 31,
	2007	2008	2009
	$	$	$

CEEG (Nanjing) Solar Research Institute	155,374	11,147	475
CEEG Nanjing International Trade Co., Ltd.	1,166,712	-	-
CEEG (Shanghai) Solar Science and Technology Co., Ltd.	704,880	257,301	4,193,444
CEEG (Nanjing) Semiconductor Co., Ltd.	1,425,888	7,076,920	6,529,087
China Electric Equipment Group (Hongkong) Limited	-	76,713	319,271
CEEG (Nanjing) New Energy Co., Ltd.	-	-	227,919
Jiangxi Jingde Semiconductor New Material Co., Ltd	-	-	2,169,476
	3,452,854	7,422,081	13,439,672

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

16.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Related party transactions - continued

In 2007, Sunergy Nanjing purchased the right to use a parcel of land of approximately 26,000 square meters from China Electric Equipment Group Co., Ltd, or CEEG, for approximately $1.2 million. The land use right is with a period of 46 years, starting from August 21, 2007.

In October 2007, Sunergy Nanjing and CEEG entered into an agreement to jointly construct a transformer substation, which is a mechanical device that transfers electricity from one circuit to another. The total budget investment for the construction was $4.79 million, which was 50% funded by the Jiangning Development Zone Administration Committee funds and 50% by Sunergy Nanjing and CEEG Group. Pursuant to the agreement, Sunergy Nanjing should contribute approximately $1.33 million, which represents 55.7% of the investment contributed by Sunergy Nanjing and CEEG Group. The construction completed in 2008, and Sunergy Nanjing has paid approximately $1.26 million and $0.07 million in 2008 and 2009, respectively. The investment by Sunergy Nanjing was recorded as a long-term deferred asset in Balance Sheet, and amortized over 10 years.

In 2008, the Group purchased equipments from CEEG, including electric transformers, high-voltage switch cabinet, power distribution boxes, switch cabinets and frequency converter cabinet in the total amount of approximately $1.4 million. The Group also entered into an agreement to lease the land use right over a plot of land of 360 square meters from CEEG (Nanjing) Special Transformer Co., Ltd. for a term until March 2013 to construct a nitrogen station. The tenancy agreement provides for annual rental payments of approximately $3,000.

17.	COMMITMENTS AND CONTINGENCIES

a)	Operating lease commitments

The Group has operating lease agreements principally for staff quarters and for warehouse premises in the PRC.  Such leases have remaining terms within 60 months, and are renewable upon negotiation.  Rental expense was $253,779, $390,649 and $302,253 for the years ended December 31, 2007, 2008 and 2009, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2009 were as follows:

Twelve-month period ending December 31,

2010	$236,618
2011	$158,578
2012	$51,668
2013	$26,361
2014	$26,361
Over 5 years	$160,364
$659,950

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

17.	COMMITMENTS AND CONTINGENCIES - continued

b)	Purchase commitments

	At December 31,
	2007	2008	2009
	$	$	$
Commitments to purchase property, plant and equipment	22,857,763	10,024,744	2,742,662
Commitments to purchase silicon raw materials	204,932,508	828,705,901	-
	227,790,271	838,730,645	2,742,662

In 2008, the commitments to purchase silicon raw materials were mainly resulted from the purchase contract signed with REC Sitech AS and Hitachi Hi-Tech. During 2009, due to the alleviated situation in the raw material supply market, the Company exited from the long term purchase contracts and as of December 31, 2009, there were no purchase commitment.

c)	Contingencies

(1) Class action

In 2009, the Company agreed to settle a securities class action that was filed against it on September 7, 2007 in the United States District Court for the Southern District of New York on behalf of purchasers of the Company's American Depositary Shares during the period from May 17, 2007 through August 23, 2007. The proposed settlement agreement, filed with the court on October 16, 2009, was still pending and must be approved by the court before become final. The Company recorded its best estimate of the probable amount of $1.05 million for the final settlement in the consolidated financial statements as of and during the year ended December 31, 2009.

(2) Dispute with REC

On September 9, 2009, REC Wafer announced that it terminated a long-term take-or-pay contract with the Group for deliveries of mono wafers. REC Wafer called upon a USD 50 million bank guarantee established by the Group to cover its payment obligations.

In September 2009, the Group initiated a lawsuit against REC Wafer and requested for an injunction at the People's High Court of Jiangsu Province, China("the PRC Court"). The court accepted the case and issued an injunction to the related banks for the purpose of preventing those banks from making payments under the bank guarantees. REC Wafer challenged the jurisdiction of the PRC Court over this case. In a 2010 ruling, the PRC Court upheld its jurisdiction over this case.

The Group has also served a writ to REC claiming that REC Wafer is not a party to the contract originally entered into between China Sunergy and the dissolved REC Sitech. An oral hearing is scheduled in June 2010.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

17.	COMMITMENTS AND CONTINGENCIES - continued

c)	Contingencies – continued

(2) Dispute with REC - continued

In parallel, the Group requested an injunction to prevent REC Wafer from accessing the bank guarantees. The Salten District Court initially granted an injunction prohibiting REC Wafer from drawing on the bank guarantee but later rejected our request for an extension of the injunction upon a hearing held in January 2010. The Group is currently in the process of appealing to the supreme court of Norway and a ruling from the Supreme Court will probably not be given before mid June 2010.

The Group will vigorously defend its interests and will continue to monitor the developments of the REC legal proceedings under both PRC and Norwegian courts. As of December 31, 2009, the Company believes the outcome of the dispute and related litigation proceedings is still highly uncertain and there is no reliable evidence that would enable the Group to reasonably estimate either the likelihood or an amount of the potential outcome. Therefore, no accrual of such contingent loss, if any, has been recorded in the consolidated financial statements as of and for the year ended December 31, 2009.

18.	SEGMENT INFORMATION

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

	Years ended December 31,
	2007	2008	2009
	$	$	$
Europe:
- Germany	62,313,810	126,859,750	67,119,945
- Italy	8,980,140	6,127,527	7,557,142
- Spain	-	9,399,022	2,742,703
- Others	1,802,956	51,109	1,782,935
Europe total	73,096,906	142,437,408	79,202,725
PRC	151,057,878	196,628,021	185,176,939
South Africa	83,437	-	-
India	2,332,253	1,153,918	1,657,445
South Korea	6,418,664	10,256,856	408,947
Australia	-	-	11,947,449
America	-	-	2,568,090
Others	1,918,763	443,758	3,903,774
Total net revenues	234,907,901	350,919,961	284,865,369

Substantially all the identifiable assets of the Group are located in the PRC.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars, except share data and unless otherwise stated)

19.	MAJOR CUSTOMERS

Details of the customers accounting for 10% or more of total net sales are as follows:

Name of Customer	Years ended December 31,
	2007	2008	2009

Company A	*	13%	19%
Company B	*	*	11%
Company C	17%	18%	*
Company D	24%	15%	*

* Less than  10%

Accounts receivable from customers accounting for 10% or more of total gross accounts receivable are as follows:

Name of Customer	Years ended December 31,
	2007	2008	2009

Company A	76%	47%	25%
Company B	*	43%	14%
Company C	*	*	12%
Company D	11%	*	*

20.	SUBSEQUENT EVENTS

On March 15, 2010, the Group announced two separate agreements to acquire 100% of the shares of two related module manufacturers, CEEG (Shanghai) Solar Science & Technology Co., Ltd and CEEG (Nanjing) New Energy Co., Ltd, which have common ultimate investors as the Company. The total consideration is approximately US$47 million. The consideration is payable by the Group to China Electric Equipment Group and Sundex Holdings Limited in a series of installments. The transactions have been reviewed and approved by all three companies' Boards of Directors, while is subject to government approval. The Group expects to complete the acquisitions by June 30, 2010.

*     *     *     *     *     *

ADDITIONAL INFORMATION-FINANCIAL STATEMENTS SCHEDULE 1

CHINA SUNERGY CO., LTD.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

BALANCE SHEET
(In U.S. dollars)

	December 31,
	2008	2009
	$	$

ASSETS
Current assets:
Cash	7,255,917	2,122,457
Restricted cash	11,250,000	11,250,000
Amount due from subsidiaries	98,542,114	100,848,016
Dividend receivable	15,827,573	15,827,573
Other receivables	158,545	122,060
Total current assets	133,034,149	130,170,106
Investments in subsidiaries	89,354,208	81,975,097
Restricted cash-collateral account	17,502,450	20,471,220
Convertible senior notes issuance cost	3,450,859	2,480,588
Total assets	243,341,666	235,097,011

Liabilities and equity:

Liabilities:

Amount due to subsidiary	1,253,578	1,506,841
Other liabilities	1,529,893	2,530,850
Total current liabilities	2,783,471	4,037,691
Collateral account payable	17,502,450	20,471,220
Convertible senior notes payable	48,098,364	44,000,000
Total liabilities	68,384,285	68,508,911

Equity:
Ordinary shares (par value $0.0001; 463,247,600 shares authorized,
267,766,443 and 267,287,253 shares issued and outstanding
as of December 31, 2008 and 2009, respectively)	26,777	26,729
Additional paid-in capital	182,070,348	183,396,950
Subscription receivable	(405,313)	(405,313)
Accumulated deficit	(27,792,246)	(37,638,616)
Accumulated other comprehensive income	21,057,815	21,208,350
Total equity	174,957,381	166,588,100
TOTAL LIABILITIES AND EQUITY	243,341,666	235,097,011

STATEMENT OF OPERATIONS
(In U.S. dollars)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2008	2009
	$	$	$

General and administrative expenses	(1,670,018)	(4,622,480)	(3,808,452)
Total operating expenses	(1,670,018)	(4,622,480)	(3,808,452)
Loss from operations	(1,670,018)	(4,622,480)	(3,808,452)
Interest expense	-	(2,179,735)	(3,154,440)
Interest income	1,062,420	2,841,185	2,307,727
Equity in losses of subsidiaries	(4,408,014)	(23,426,736)	(7,529,646)
Other income, net	160,962	4,450,170	2,338,441
Net loss	(4,854,650)	(22,937,596)	(9,846,370)
Net loss attributable to Company shareholders	(4,854,650)	(22,937,596)	(9,846,370)
Dividend on Series A redeemable convertible preferred shares	(154,723)	-	-
Dividend on Series B redeemable convertible preferred shares	(330,229)	-	-
Dividend on Series C redeemable convertible preferred shares	(233,125)	-	-
Net loss attributable to Company ordinary shareholders	(5,572,727)	(22,937,596)	(9,846,370)

STATEMENT OF CASH FLOWS
(In U.S. dollars)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2008	2009
	$	$	$

Operating activities:
Net loss attributable to China Sunergy Co., Ltd	(4,854,650)	(22,937,596)	(9,846,370)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in losses of subsidiaries	4,408,014	23,426,736	7,529,646
Share-based compensation	535,856	3,231,594	1,327,033
Gain on repurchase of convertible senior notes	-	(4,525,625)	(2,155,000)
Amortization of convertible senior notes	-	886,715	970,271
Others	-	(258,333)	494,346
Changes in operating assets and liabilities:
Other receivables	(849,731)	691,186	36,484
Other liabilities	615,382	1,071,207	(1,168,212)
Amounts due from subsidiaries	-	(2,192,788)	-
Net cash used in operating activities	(145,129)	(606,904)	(2,811,802)

Investing activity:
Investments in subsidiaries	(29,035,190)	(4,670,000)	-
Amounts due from subsidiaries	(43,232,922)	(49,541,380)	(729,442)
Increase in restricted cash	(19,000,000)	7,750,000	-
Net cash used in investing activity	(91,268,112)	(46,461,380)	(729,442)

Financing activities:
Proceeds from issuance of ordinary shares	107,525,000	-	-
Issuance cost of ordinary shares	(11,616,804)	-	-
Amounts due to subsidiaries	884,259	269,729	253,263
Cancellation of restricted shares	-	-	(479)
Proceeds from issuance of convertible senior notes	-	54,500,000	-
Payment of debt issuance costs	-	(4,337,573)	-
Payment of convertible senior notes repurchase	-	(1,974,375)	(1,845,000)
Net cash provided by financial activities	96,792,455	48,457,781	(1,592,216)
Net increase in cash and cash equivalents	5,379,214	1,389,497	(5,133,460)
Cash and cash equivalents at the beginning of the year	487,206	5,866,420	7,255,917
Cash and cash equivalents at the end of the year	5,866,420	7,255,917	2,122,457

Supplemental disclosure of non-cash investing activities:
Restricted cash collateral received in connection
with share-lending arrangement	-	17,502,450	2,968,770

Notes to Schedule 1

1) Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2) The condensed financial information of China Sunergy Co., Ltd. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

*     *     *     *     *     *