Form 20-F
period 2010-12-31
China Sunergy Co., Ltd.
filed 2011-04-29
CIK 1396247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010.

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

267,287,253 ordinary shares, par value $0.0001 per share, as of December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.Yes ☐ No ☐

i

INTRODUCTION

In this annual report, except where the context otherwise requires:

•	“we,” “us,” “our company,” “our,” “Sunergy” and “China Sunergy” refer to China Sunergy Co., Ltd., a limited liability company established in China, its predecessor entities and its subsidiaries;
•	“Sunergy Nanjing” refers to China Sunergy (Nanjing) Co., Ltd., previously named CEEG (Nanjing) PV-Tech Co., Ltd., a limited liability company established in China;
•	“SST” refers to CEEG (Shanghai) Solar Science & Technology Co., Ltd., a limited liability company established in China;
•	“NRE” refers to CEEG (Nanjing) Renewable Energy Co., Ltd., a limited liability company established in China;
•	“shares” or “ordinary shares” refers to our ordinary shares, “ADSs” refers to our American depositary shares, each of which represents six ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;
•	“RMB” or “Renminbi” refers to the legal currency of China; “$” or “U.S. dollars” refers to the legal currency of the United States; and “Euro” or “€” refers to the legal currency of the European Union;
•	“original equipment manufacturing” or “OEM” refers to arrangements under which we process silicon wafers provided by our customers into solar cells and charge processing fees from these customers;
•	“selective emitter cell” refers to a solar cell in which the regions under its front metal contact and the rest of the front surface areas are separately diffused and optimized;
•	“HP solar cell” refers to a more efficient version of our standard P-type cell, the conversion efficiency of which may generally be higher than that of a standard P-type solar cell as a result of an enhanced production process used;
•	“Quasar cell” refers to a kind of new P-type solar cell with structure enabling such cell to reach 19% average conversion efficiency; and
•	when calculating our manufacturing or production capacity of solar cells, we have assumed that all products will be made using 156-millimeter monocrystalline silicon wafers, even though we currently use and expect to continue to use a mixture of monocrystalline and multicrystalline silicon wafers, each in sizes of 125-millimeter and 156-millimeter; to the extent we use smaller wafers or multicrystalline wafers, our actual production will be less than our capacity.

Our financial statements are expressed in the U.S. dollar, which is the reporting and functional currency of China Sunergy Co., Ltd. However, a major portion of the revenues and expenses of our consolidated operating subsidiary is denominated in Renminbi. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this report, all translations from Renminbi to U.S. dollars were made at the central parity rate quoted by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.6227 to $1.00, the central parity rate as of December 31, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Renminbi, at any particular rate, or at all. On April 28, 2011 the central parity rate was RMB6.5051 to $1.00.

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

We caution you not to place undue reliance on forward-looking statements. You should read these statements in conjunction with the risk factors disclosed in Item 3 of this annual report, “Key Information — Risk Factors.” We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

I. PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents our selected consolidated financial information. You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the three years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with those statements. Our selected consolidated statement of operations data for the years ended December 31, 2006 and 2007, and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008, have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	For the Years Ended December 31,
	2006		2007	2008(1)	2009(1)	2010
	(in thousands, except share, per share, operating data and percentages)
Consolidated Statement of Operations Data
Net revenues	$149,521		$234,908	$350,920	$284,865	$517,219
Cost of revenues	(122,889)		(216,881)	(335,454)	(268,252)	(424,917)
Gross profit	26,632		18,027	15,466	16,613	92,302
Operating expenses:
Selling and marketing expenses	(1,014)		(1,644)	(3,866)	(2,920)	(5,467)
General and administrative expenses	(9,901	)(2)	(13,664)	(16,779)	(24,517)	(17,518)
Research and development expenses	(546)		(2,555)	(1,871)	(4,382)	(3,346)
Total operating expenses	(11,461	)(2)	(17,863)	(22,516)	(31,819)	(26,331)
Income (loss) from operations	15,171		164	(7,050)	(15,206)	65,971
Net income (loss)	$(11,814)		$(4,855)	$(23,324)	$(10,269)	$51,734
Net income (loss) attributable to China Sunergy Co., Ltd.	(11,814)		(4,855)	(23,324)	(10,269)	51,734
Dividend on Series A redeemable convertible preferred shares	(13,377	)(3)	(155)	—	—	—
Dividend on Series B redeemable convertible preferred shares	(28,552)(4)		(330)	—	—	—
Dividend on Series C redeemable convertible preferred shares	(7,097)(5)		(233)	—	—	—
Net income (loss) attributable to China Sunergy Co., Ltd. ordinary shareholders	$(37,212)		$(5,573)	$(23,324)	$(10,269)	$51,734
Net income (loss) per share
– Basic	$(0.36)		$(0.04)	$(0.10)	$(0.04)	$0.22
– Diluted	$(0.36)		$(0.04)	$(0.10)	$(0.04)	$0.21
Shares used in computation
– Basic	103,583,178		185,165,757	238,079,890	239,366,840	240,545,811
– Diluted	103,583,178		185,165,757	238,079,890	239,366,840	262,009,223
Other Consolidated Financial Data
Gross margin	17.8%		7.7%	4.4%	5.8%	17.8%
Consolidated Operating Data
Solar cells sold (in megawatts, or MW)	46.4		70.0	100.4	181.5	277.2
Average selling price of solar cells (in $ per watt)	$3.22		$2.92	$3.32	$1.36	$1.35
Solar modules sold (in MW)	—		1.6	2.6	8.3	67.2
Average selling price of solar modules (in $ per watt)	—		3.63	4.13	1.87	1.92

(1)	Reflects the adjustment for share-lending arrangement retrospectively. Please refer to Note 3 of our audited consolidated financial statements included in this annual report.

(2)	Includes a non-cash charge of $3.7 million relating to the excess distribution to our president and a non-cash charge of $0.5 million relating to forgiveness of shareholder receivables from certain of our directors and executive officers.
(3)	Includes a one-time beneficial conversion feature of $13.1 million.
(4)	Includes a one-time beneficial conversion feature of $28.0 million.
(5)	Includes a one-time beneficial conversion feature of $6.9 million.

	As of December 31,
	2006	2007	2008	2009	2010
	(in thousands, except share and per share data)
Consolidated Balance Sheet Data
Cash and cash equivalents	$14,750	$60,458	$94,800	$123,855	$106,468
Restricted cash	4,952	23,473	62,400	55,678	84,988
Accounts receivable, net	43,048	26,817	8,906	15,292	65,581
Advances to suppliers, net	26,281	79,912	7,320	184	8,503
Amounts due from related parties	1,977	2,112	18,583	22,103	42,578
Inventories	44,331	56,092	59,125	22,645	72,335
Total Current Assets	136,421	265,708	264,657	246,684	407,597
Property, plant and equipment, net	38,730	52,929	102,609	93,790	111,629
Total assets	176,327	321,144	399,278	373,789	578,079
Short-term bank borrowings	$69,263	$121,841	$97,299	$102,516	$139,530
Accounts payable	11,845	7,157	29,099	27,411	51,646
Amounts due to related parties	4	8	246	2,369	2,463
Total current liabilities	92,104	136,243	146,622	139,063	246,376
Long-term bank borrowings	—	—	—	—	30,199
Convertible senior notes	—	—	48,098	44,000	44,000
Series A redeemable convertible preferred shares	13,228	—	—	—	—
Series B redeemable convertible preferred shares	28,502	—	—	—	—
Series C redeemable convertible preferred shares	20,056	—	—	—	—
Total equity	22,280	183,848	176,511	167,719	226,809
Total liabilities and equity	176,327	321,144	399,278	373,789	578,079

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Company and Our Industry

Volatile market and industry trends, in particular, changes in demand for solar power products and continued downward pressure on the prices of solar power products could reduce our revenues and profitability.

We are affected by solar power market and industry trends. From the fourth quarter of 2008 to the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand. During the same period, the global supply of solar power products exceeded global demand as a result of the global economic downturn. Such oversupply of solar power products contributed to the decline in the average selling price of our solar products, including solar cells and average selling prices of our solar cells.

After significant price movements of 2009, relative stability returned to the industry during 2010 mainly due to global economic conditions. However, we expect solar power product prices to decline in the near future due to decreased feed-in-tariffs in most European countries, increases in manufacturing capacity in our industry, reductions in polysilicon cost, and increased production efficiencies. If the prices of our products decline, or we are unable to lower our costs in line with price declines, whether through increasing manufacturing efficiency, securing raw materials at lower costs or technological advances, our revenues and profitability would be materially and adversely affected.

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

From early 2007 to the fourth quarter of 2008, mainly due to growing demand for solar power products and limited supply of polysilicon, there was an industry-wide shortage of polysilicon, which resulted in increasing polysilicon price. From late 2008 to the second half of 2009, however, there was an industry-wide excess supply of polysilicon, primarily due to increased supply from both existing polysilicon manufacturers and new entrants and weakened demand from the end market. As a result, polysilicon spot prices fell significantly from late 2008 to the second half of 2009, before stabilizing in 2010.

According to Solarbuzz LLC, or Solarbuzz, an independent solar energy research and consulting firm, the average initial price range of long-term polysilicon supply contracts narrowed to $52 to $57 per kilogram in the fourth quarter of 2010 from $50 to $60 per kilogram in the fourth quarter of 2009, and the spot price for solar grade polysilicon maintained a level of around $55 per kilogram by the beginning of 2010 compared to the prices of $45 to $65 per kilogram in the fourth quarter of 2009, but spiked dramatically to above $65 per kilogram by the end of third quarter of 2010, and further increased to $80 per kilogram in the fourth quarter of 2010. Spot price softened to around $70 per kilogram by the end of the first quarter of 2011, according to Solarbuzz.

Increases in the price of polysilicon have in the past resulted in increases in the price of wafers, and these increases in the price of silicon raw materials have in the past increased our production costs. Due to the volatile market prices, we cannot assure you that the price of polysilicon will remain at its current levels, especially when the global solar power market regains its growth momentum. Moreover, if the industry-wide shortage of polysilicon happens again, we may experience late or non-delivery from suppliers and purchase silicon raw materials of lower grade quality that may result in lower conversion efficiencies and reduce our average selling prices and revenues.

Our strategy of expanding into downstream solar power businesses may not be as successful as we envisioned.

On November 1, 2010, we completed the acquisition of SST and NRE, both of which were our related parties at the time of such transactions, from China Electric Equipment Group Co., Ltd., or CEEG, an entity controlled by Mr. Tingxiu Lu, and Sundex Holdings Limited, a company not affiliated with us, for total consideration of approximately RMB308.0 million ($46.0 million). SST and NRE integrate the research and development, production, sales and servicing of solar modules, with total annual production capacities of 480MW as of December 31, 2010. The acquisitions facilitate the implementation of our strategy to expand into downstream solar power businesses, including the solar module business. The acquisitions and our implementation of the strategy of expanding into downstream solar power businesses resulted in substantial changes to our business, including, among others, the change in our customer base, from primarily module manufacturers and system integrators purchasing solar cells to primarily system integrators, solar power project developers and solar power product distributors. We have limited experience engaging in the solar module businesses and may not be successful in establishing a strong reputation in the market. Moreover, this sector of the solar power industry is rapidly evolving and is becoming increasingly competitive. We cannot predict whether, or how quickly, this market will grow.

Our successful expansion into the solar module business depends on a number of factors, including: the level of demand for solar modules services; our ability to provide solar modules services with quality satisfactory to our customers; our ability to hire and retain staff with relevant experience in this business; our ability to compete effectively with other companies engaging in similar businesses; our ability to maintain and develop relationships with solar module services customers, including existing customers of the companies we acquired; our ability to offer module products services in countries presenting cultural, language, regulatory or other barriers; our ability to adapt and develop our products and services according to market conditions and needs; and our ability to integrate the companies we acquired. If we fail to successfully expand our solar module business, our growth strategy will be impaired. We may fail to recoup our investment, and our business, competitiveness and results of operations could be materially and adversely affected.

Significant reductions in feed-in tariffs and other forms of government subsidies and economic incentives for solar power applications may cause demand for our products and our revenues to decline.

We believe that the near-term growth of the solar power market depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of subsidies and economic incentives may adversely affect the growth of this market or result in increased price competition, either of which could cause our revenues to decline.

Today, when upfront system costs are factored into costs per kilowatt, the cost of solar power substantially exceeds the cost of power furnished by the electric utility grid in almost all locations. As a result, national and local governmental bodies in many countries, most notably in China, Germany, Italy, Spain, France and the United States, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of solar power products in order to promote the use of solar energy in on-grid applications and to reduce dependence on other forms of energy.

As the solar power industry continues to develop, policy shifts could reduce or eliminate these government economic incentives altogether. For example, in 2009 and 2010, Germany’s government reduced the country’s solar energy feed-in tariffs. Germany’s government indicated in the beginning of 2011 they expect to further decrease solar power subsidies by up to 15% this year as demand for solar power panels continue to thrive in the country. The reduction in government incentives to users of solar power products in Germany may materially and adversely impact the German solar market if such measures are not implemented prudently, which may in turn materially and adversely affect our direct or indirect sales into Germany. In 2010, Italy’s government also announced annual reductions to feed-in tariffs starting from 2011 in an effort to impede overheating of its solar market. In Spain, since 2009, continued reductions in feed-in tariff as a result of the government’s spending cut backs have resulted in a weakened solar power industry.

We export a large amount of our products to Germany, Italy, Eastern Europe and France; and, other than European market, we also expect to sell more products to the US, China and emerging markets as we expand into the downstream solar power business.

There have been suggestions that the European Union may seek to initiate anti-dumping investigations regarding imports of solar power products from China. If the European Union initiates anti-dumping investigation against Chinese exporters or imposes anti-dumping measures, including tariffs on solar power product imports from China, our business and results of operation could be materially and adversely affected. Reductions in, or eliminations of, subsidies and economic incentives for on-grid solar energy applications could result in decreased demand for our products and cause our revenues to decline.

We have a limited operating history and we have incurred losses in certain prior periods and may incur losses in the future.

We incurred net losses of $23.3 million and $10.3 million in 2008 and 2009, respectively. Although we had net income of $51.7 million in 2010, we cannot assure you that we will not incur net losses in the future or that there will not be any earnings or our revenue will not decline in any future periods. Our ability to maintain profitability depends on, among others, the growth rate of the solar power market, the continued global market acceptance of solar power products in general and our existing and future products in particular, our ability to secure quality raw materials, primarily silicon wafers, the pricing trend of solar power products, the competitiveness of our technology and products as well as our ability to provide new products to meet the demands of our customers, our ability to achieve our manufacturing expansion plans and our ability to control our costs and expenses. We may not be able to achieve or sustain profitability on a quarterly or annual basis.

Furthermore, our limited operating history may not provide a meaningful basis for evaluating our business, financial performance and prospects. Accordingly, even though we achieved growth or profitability during certain prior periods, you should not rely on our results of operations for any prior periods as an indication of our future performance. You should consider our business and prospects in light of the risks, expenses and challenges that we have as a company with a limited operating history seeking to develop and manufacture new products in a rapidly evolving market.

Our dependence on a limited number of third-party suppliers for key raw materials and solar cells and customized manufacturing equipment could prevent us from timely delivering our products to our customers in the required quantities, which could result in order cancellations and decreased revenue.

We purchase silicon raw materials and some of the solar cells used in our module manufacturing business from a limited number of third-party suppliers. Our top ten suppliers for our solar cell business supplied approximately 53.6% of the supplies we procured for our solar cell manufacturing in 2010. The solar cells manufactured by us accounted for approximately 86% of the supplies we procured for our module business in the last two months in 2010. We expect to purchase raw materials and some of the solar cells we need for our module business from outside suppliers in 2011. Most of our supply contracts have terms of less than one year. If we fail to develop or maintain our relationships with major suppliers of silicon raw materials or solar cells, we may be unable to manufacture our products or our products may only be available at a higher cost or after a long delay, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause order cancellations and loss of market share. Historically, we encountered problems with respect to the quality of silicon raw material supplied by some of our suppliers, which resulted in lower conversion efficiencies of our solar cells. Some of our suppliers failed to perform their delivery obligations in 2010 because of volatile market prices. In addition, historically, many of our contracts for silicon raw material supply did not provide for a remedy for non-delivery beyond a refund of any advance payment that we may have made, and our legal recourse in cases of non-delivery may be limited.

The failure of any major supplier to supply raw materials that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products and could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources on a timely basis or on commercially reasonable terms. The pricing terms under our raw material supply framework agreements generally are to be determined based on future negotiations. If we cannot agree on pricing terms with those suppliers in the future, those agreements will not be enforceable and we would then need to seek alternative supplies. In such an event, we may not be able to secure sufficient alternative supplies.

In addition, certain of our cell manufacturing equipment has been designed and made specifically for us. As a result, such equipment is not readily available from multiple vendors and would be difficult to repair or replace. Any significant damage to, or breakdown of, our customized manufacturing equipment could cause material interruptions to our operations and consequentially could have a material adverse effect on our business and results of operations.

Difficult global economic conditions and credit environment may adversely affect the demand for our products.

The demand for solar power products is influenced by macroeconomic factors, such as global economic conditions, the supply and price of other energy products, as well as government regulations and policies concerning the electric utility industry. The global financial markets experienced a downturn in 2008, and since most of the world’s major economies have experienced a period of slow economic growth. The global economic downturn resulted in weakened market demand for products that require significant initial capital expenditures, including solar power products. The global economic downturn in several key solar power markets resulted in fewer investments in new installation projects that make use of solar power products. Existing projects may also be delayed as a result of the credit and other disruptions. The unfavorable credit environment, which affects the ability of sponsors to obtain financing for their projects, also contributed to the slowdown of the large solar project market segment. Furthermore, a decrease in the price of other energy products, such as oil, coal and natural gas, could reduce demand for alternative forms of energy, such as solar energy and may reduce the urgency of the market to invest in alternative energy. These macroeconomic factors resulted in reduced demand for our solar power products, and adversely affected our operating results. In 2008, 2009 and 2010, partly due to the impact of global financial market disruption and economic slowdown, some of our customers cancelled or delayed orders for our products.

Overall global economic conditions and the credit environment have improved significantly from the second half of 2009. However, if these macroeconomic factors deteriorate again, the demand for our products will be materially and adversely affected.

Our costs and expenses may increase as a result of entering into fixed price, firm purchase commitment arrangements with our suppliers.

In response to the industry-wide shortage of silicon raw materials prior to the third quarter of 2008, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Currently we use both short-term and long-term contracts to secure our silicon raw materials supply, and the long-term contracts accounted for approximately 9.0% of all the silicon raw materials that we purchased in 2010. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable within a relatively small range. From the fourth quarter of 2008 to mid-2009, the price of silicon raw materials decreased precipitously because of the excess supply of silicon raw materials resulting from slower global solar power market growth. In light of such excess supply, we have sought to re-negotiate with our long-term supply partner in regard to a long-term supply contract signed in 2008. See “— We have been a party in several legal proceedings, which, if determined adversely, could negatively affect our business and results of operations.” If we fail to re-negotiate or terminate any similar contracts in the future, we may be subject to contractual damages. If the prices under our amended supply contracts continue to be higher than the market prices after such re-negotiation, we may be placed at a competitive disadvantage versus our competitors, and our profitability could decline. In addition, if demand for our solar power products decreases and such agreements require us to purchase more raw materials than are required to meet our demand, we may incur costs associated with carrying excess inventory, which may have a material adverse effect on our cash flows. To the extent we are not able to pass these increased costs and expenses on to our customers, our business, financial condition and results of operations may be materially and adversely affected.

We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.

As of December 31, 2010, we had $106.5 million in cash and cash equivalents, and we had $169.7 million in outstanding borrowings. Except for a long-term loan of approximately $30.2 million which becomes due in October 2012, all of our outstanding borrowings as of December 31, 2010 become due within one year. In the first quarter of 2011, we borrowed additional amounts and repaid some of our loans, and all of the amounts we borrowed in the first quarter of 2011 will become due within one year of the date of this report.

The amount of our borrowings could constrain our operational flexibility, including requiring a substantial portion of our cash flows to be set aside to service our debt obligations, increasing our exposure to interest rate fluctuations and limiting our ability to obtain additional financing. Furthermore, the PRC government may pass measures to tighten credit, including trade financing, available in the PRC market. Any future turmoil in the global credit markets and the subsequent impact on the liquidity of financial institutions may adversely affect our ability to fund our business through borrowings, under either existing or newly created instruments in the public or private markets on terms that we believe to be reasonable, if at all. We cannot assure you that we will be able to obtain extensions of our facilities as they mature. If we are unable to obtain extensions of these facilities, or if we are unable to obtain sufficient alternative funding on reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. We cannot assure you that our business will generate sufficient cash flows from operations to repay these borrowings. In addition, repaying these borrowings with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth.

Historically, given the state of the industry, we generally need to make prepayments at a certain percentage of the order value to our suppliers of silicon raw materials in advance of shipment. Due to the relative oversupply of polysilicon, prepayment as a percentage of the entire contract has been reducing. In 2010, most of our suppliers granted us credit terms under their contracts with us. However, our purchases of raw materials may continue to require us to make certain working capital commitments. We may also need additional capital for the expansion and modification of our manufacturing lines in the future. As a result, we may require additional debt or equity financing. Furthermore, we have granted credit terms for our sales to some of our large customers. Some of our customers may fail to meet their payment obligations, which would materially and adversely affect our financial position, liquidity and results of operations.

In addition, we may also need a significant amount of cash to meet future capital requirements in connection with our overall expansion plan, including the expansion of our solar power product manufacturing facilities, as well as research and development activities in order to remain competitive. Future acquisitions, expansions, market changes or other developments may also require additional funds. If we fail to effectively manage our cash flows from operations, borrowings and equity contributions to support our cash flow requirements, we may encounter difficulty in maintaining our liquidity, which would have a material adverse effect on our business, financial condition and future prospects.

Our advance payments to most of our raw material suppliers expose us to the credit risk of these suppliers, and if these suppliers default in delivery or refunding the payment, our financial condition, results of operations and liquidity may be adversely affected.

Under the supply contracts with most of our silicon raw material suppliers entered into during an industry-wide shortage of silicon raw materials in the past few years, we made prepayments to our suppliers as incentives prior to the scheduled delivery dates for silicon raw materials. Due to increased supply of silicon raw materials since the fourth quarter of 2008, we reduced such prepayments and our advances to suppliers decreased significantly from $7.3 million as of December 31, 2008 to $0.2 million as of December 31, 2009. However, our prepayments increased to $8.5 million as of December 31, 2010 as we increased the prepayment in some of our contracts in order to maintain our relationship and preferential price with qualified suppliers.

In addition, we depend on a limited number of suppliers and we may continue to be required to make such advance payments without receiving collateral in the future. As a result, our claims for such advance payments would rank only as unsecured claims, exposing us to the credit risks of the suppliers in the event of their insolvency or bankruptcy. We may not be able to recover such advance payments and would suffer losses should the suppliers fail to fulfill their delivery obligations under the contracts.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our solar power products to a limited number of customers. In 2010, major customers of our solar cell business included NRE, SST, ILB HELIOS SPAIN, S.A., Solaire Direct Technologies, and asola Advanced and Automotive Solar Systems GmbH. In 2010, major customers of our solar module business included Ecoware S.p.A. (Gruppo Kerself), P.M.service s.r.l, TENERGIE, CEEG Nanjing International Trade Co., Ltd. and CEEG (Nanjing) Solar Research Institute. Our top five customers contributed over 57.7% of our net revenues in 2010, including SST and NRE, both of which we acquired on November 1, 2010, and together they contributed approximately 46.8% of our net revenues in 2010 prior to the acquisition. In 2008, 2009 and 2010, non-related party customers contributing 10% or more of our total net revenues accounted for approximately 33%, 11% and nil of our total net revenues, respectively. The decrease in percentage in 2010 was due to our strategy to sell our solar cells to SST and NRE which we acquired in November 2010, upon our expansion into the downstream solar power business.

After the completion of our acquisitions of SST and NRE, our customer base has substantially changed from primarily module manufacturers and system integrators to primarily a limited number of distributors, system integrators and various manufacturers who either integrate our products into their own products or sell them as part of their product portfolio. We anticipate that we will continue to depend on a limited number of customers for our module business in the foreseeable future. We have competitors who may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can.

The loss of one or more of our significant customers and reduced or cancelled orders from one or more of our significant customers may cause material fluctuations or declines in our revenues.

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

We historically required our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. In line with market trends, this practice has declined, and has resulted in our increased need to obtain additional short-term borrowings to fund our current cash requirements. Furthermore, a larger portion of our revenues have been and may continue to be, derived from credits sales to our customers. Failure to timely collect our receivables may adversely affect our cash flows. In 2011, we believe a majority of our revenues will be derived from credit sales, generally with payment schedules according to negotiated contracts. As a result of the disruptions in the financial markets and other macro-economic challenges which had affected the world economy, our customers may experience cash flow concerns. As a result, they may delay their payment to us. Any inability of current or potential customers to pay us may adversely affect our earnings and cash flow.

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

The market for solar power products is highly competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Our competitors include specialized power product manufacturers such as Sunpower Corp, Suntech Power Holdings Co., Ltd., Sharp Corporation, Trina Solar Ltd,. Yingli Green Energy Holding Co., Ltd., Canadian Solar Inc., Hanwha SolarOne Ltd., and Jinko Solar Holding Co., Ltd. Some of our competitors, for example Yingli Green Energy Holding Co., Ltd., have also become vertically integrated, from polysilicon, wafer and module manufacturing to solar system integration. During periods of raw material supply shortage, their internally produced raw materials may enable them to realize a higher margin in comparison with other solar power product manufacturers.

Increases in polysilicon prices and solar power product manufacturing capacity could result in substantial downward pressure on the price of solar power products and intensify competition in 2011. We may also face new competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar power products. In addition, the entire solar power industry faces competition from conventional and non-solar renewable energy technologies. Due to relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government subsidies and economic incentives.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Their greater size in some cases provides them with a competitive advantage with respect to manufacturing costs due to their economies of scale and their ability to purchase raw materials at lower prices. Many of our competitors also have more established distribution networks and larger customer bases. In addition, they have well-established relationships with our customers and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. It is possible that new competitors or alliances among existing competitors will emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

If solar power technology is not suitable for widespread adoption, or if sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may decline, and we may be unable to achieve or sustain our profitability.

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

Advances in solar power technology could render our products uncompetitive or obsolete, which could reduce our market share and cause our sales and profits to decline.

The solar power market is characterized by evolving technological standards that require improved features, such as higher conversion efficiencies and higher power output. This requires us to develop new solar power products and enhancements for existing solar power products to keep pace with evolving industry standards and changing customer requirements. For example, currently we are focused on crystalline silicon technology and the expansion of production capacity based on crystalline silicon, which today is the primary technology used by most solar cell and module manufacturers. Some overseas producers have developed alternative forms of solar power technologies, such as thin-film technologies. Failure to further refine our technology and to develop and introduce new solar power products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future.

If our future innovations fail to enable us to maintain or improve our competitive position, we may lose market share. If we are unable to successfully design, develop and bring to market competitive new solar power products or enhance our existing solar power products, we may not be able to compete successfully. Competing solar power technologies may have lower manufacturing costs or higher product performance than those expected from our solar power products. In addition, if we, or our customers, are unable to manage product transitions, our business and results of operations would be negatively affected.

We may not be successful in the commercial production of Quasar solar cells or other new products, which could limit our growth prospects.

We are currently developing technology for manufacturing Quasar solar cells. The conversion efficiency of this new type of solar cells may be generally higher than that of mainstream P-type solar cells. However, we cannot assure you that we will be able to commercially manufacture Quasar solar cells on a large scale in a cost effective way.

We may face significant challenges in manufacturing Quasar solar cells. Minor deviations in the manufacturing process can cause decreases in yield and cell conversion efficiencies. We may face difficulty in securing wafer supply for the manufacture of this new type of solar cells. If we are unable to commence manufacturing this new type of solar cells on a timely basis, or if we face technological difficulties in cost-efficiently producing this new type of solar cells with the expected performance on a stable level, or if we are unable to secure sufficient raw material supplies or generate sufficient customer demand for this new type of solar cells, our business and prospects may be adversely impacted.

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

We have 13 solar cell manufacturing lines, with an aggregate annual production capacity of 404 MW, assuming the use of 156-millimeter monocrystalline silicon wafers, and an annual module production capacity of 480 MW, as of December 31, 2010. Our future success partially depend on our ability to increase both our manufacturing capacity and total output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds, which we may be unable to obtain on commercially viable terms or at all, to purchase raw materials and to build additional manufacturing facilities;
•	delays and cost overruns as a result of a number of factors, many of which are beyond our control, such as increases in the price of silicon raw materials and problems with equipment vendors;
•	delays or denial of required approvals by relevant government authorities;
•	diversion of significant management attention;

•	the ability to secure sufficient silicon raw materials, primarily silicon wafers, to support our expanded manufacturing capacity; and
•	the recovery of global economy and demand for solar power products in overseas markets as influenced by the global economic downturn and its effects.

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

Because our existing manufacturing capabilities are, and our future manufacturing capabilities will likely remain, concentrated in our manufacturing facilities in Nanjing and Shanghai, China, any problem in our facilities may limit our ability to manufacture products. We may encounter problems in our manufacturing facilities as a result of, among other things, production failures, construction delays, human errors, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience floods, droughts, power losses and similar events beyond our control that would affect our facilities. For example, the unusually heavy snowstorms in the first quarter of 2008 disrupted our power supply and forced us to suspend our manufacturing operations for three weeks. In addition, a power loss to our Nanjing facility in February 2011 disrupted our entire manufacturing operation for three days, and continuously influenced part of our manufacturing operation for another three days, resulting in a total loss of production capacity of approximately 3.5MW. Any disruption in our manufacturing process that forces us to shut down and restart our production causes a drop-off in production quality during the first two or three weeks after we resume production, which in turn reduces our yield as more of our output falls below our quality control standards during that period.

Our business depends substantially on the continuing efforts of our chairman, executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of Mr. Tingxiu Lu, our chairman, our executive officers and key employees, especially Dr. Jianhua Zhao, our vice chairman and chief technology officer, Mr. Stephen Zhifang Cai, our director and chief executive officer, and Dr. Aihua Wang, our vice president. In the past, certain of our executive officers and key employees resigned from their positions. For example, Mr. Ruennsheng Allen Wang resigned from the position as our director and chief executive officer in March 2010. Mr. Siegfried Yi Chou Hsu resigned from the position as our chief financial officer in October 2010. We subsequently appointed Mr. Stephen Zhifang Cai as our chief executive officer and director in March and April 2010, respectively, and appointed Mr. Yongfei Chen as our acting chief financial officer in November 2010, respectively. Although we have successfully found replacements for these vacated positions in the past, we cannot assure you that we will continue to be able to find eligible candidates in the future if one or more of our executive officers or key employees are unable or unwilling to continue in their present positions.

Although we believe that these changes of our management team did not materially affect our business operations in the past, if we lose the services of our executive officers or key employees due to their resignation, non-compliance with applicable law or any other reason in the future, especially if we cannot timely find replacements, our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us which contains non-competition provisions. However, if any dispute arises between our executive officers or our key employees and us, these agreements may not be enforceable in China, where these executive officers or our key employees reside, in light of the uncertainties with China’s legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.”

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

If we are presented with appropriate opportunities, we may acquire technologies, businesses or assets that are complementary to our business. For example, in November 2010, we completed the acquisition of SST and NRE. These and any future acquisitions may expose us to potential risks, including risks associated with the assimilation of new personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business.

We face risks associated with the marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2010, we derived 36.1%of our net revenues from sales of our products to customers outside of China. We intend to continue to expand our sales in Europe as well as in other overseas markets such as Italy, Germany, France, Belgium, Eastern Europe, United States, India, Australia and other countries and regions. We anticipate that the majority of our solar module products will be sold to customers outside of China in 2011. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

•	fluctuations in currency exchange rates;
•	increased costs associated with maintaining marketing efforts in various countries;
•	difficulty and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;
•	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets;
•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries; and
•	demand for solar power products in overseas markets as influenced by world wide credit crisis and its effects.

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

We rely primarily on trade secrets, patent laws and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection, and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, as of the date of this annual report, we have 23 patents and 24 pending patent applications in China, including patents and patent applications held by our newly acquired module manufacturers. We cannot assure you that in a legal proceeding the claims of our patents would be found valid or that the claims would be interpreted as having sufficient scope to protect the technology we consider important to our business, nor can we assure you that our patent applications will eventually issue with claims of sufficient scope to protect additional technology significant to our business. As a result, we may be unable to exclude third parties from using the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results.

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

A major portion of our sales before our acquisition of module business were denominated in Renminbi and Euros, with the remainder in U.S. dollars, and are denominated in Euros and U.S. dollars after our acquisition of module business, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars, with the remainder in Euros. Fluctuations in exchange rates, particularly among the U.S. dollars, Renminbi and Euros, may affect our net profit margins and could result in fluctuations in foreign currency exchange and operating gains and losses. We incurred a net foreign exchange loss of approximately $5.1 million in 2010. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares and ADSs. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Furthermore, due to the fact that we are paid in Euros for a proportion of our sales, fluctuations in the exchange rate between the Euro and the RMB may also have a material effect on our results of operations.

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

As our manufacturing processes generate noise, waste water, gases and other industrial wastes, we are required to comply with all national and local regulations regarding protection of the environment. In addition, the National People’s Congress of China and the Chinese government have promulgated certain resolutions and regulations regarding climate change, which generally require enterprises to take actions to effectively manage the impact of climate change, develop renewable energy solutions and control emissions. Other than those discussed above, we believe we are in material compliance with present environmental protection requirements and regulations, and have all necessary environmental permits to conduct our business, except as disclosed herein. However, if more stringent regulations are adopted in the future, the costs of compliance with such new regulations could be substantial. We believe that we have all of the permits necessary to conduct our business as it is presently conducted. If we fail to comply with present or future environmental regulations, however, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

We have limited insurance coverage and may incur losses resulting from product liability claims.

As the insurance industry in China is still in an early stage of development, product liability insurance available in China offer limited coverage compared to that offered in many other countries. We have purchased product liability insurance for our solar module products, which has a term from August 2010 to August 2011. We are exposed to risks associated with product liability claims if the use of our solar power products results in injury, and we can not assure you that the product liability insurance is adequate. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our solar power products in August 2005, and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. In addition, we have purchased business interruption insurance in 2010, but we can not assure you that it is adequate.

Problems with product quality or product performance may result in a decrease in customers and revenues, incur unexpected expenses or cause us to incur warranty expenses, and may damage our market reputation and prevent us from achieving increased sales and market share.

Our products may contain defects that are not detected until after they are sold or are installed because we cannot test for all possible scenarios. We have received in the past, and may receive from time to time in the future, complaints from certain customers that portions of our solar power products have quality deficiencies. If we deliver solar power products that do not satisfy our customers’ or end users’ quality requirements, or if there is a perception that our products are of poor quality, our credibility and the market acceptance and sales of our solar power products could be harmed. We may also incur substantial expenses to compensate the customers. Historically, some of our sales contracts with overseas customers provided for a 10-year warranty for the performance of our solar cells, and in some cases, our solar cells were sold with up to a 20-year warranty. In 2010, we sold 67.2 MW of solar modules, in most cases with a five-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase. As a result, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We have sold solar cells only since August 2005 and sold modules in large scale since November 2010. Due to the short usage history of our products, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

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

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Our management excluded from our assessment the internal control over financial reporting at SST and NRE which were acquired on November 1, 2010, and whose aggregated financial statements constitute -1.9% and 25.6% of net and total assets, respectively, 4.4% of revenues, and -2.1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2010. Based on this assessment and evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010. However, our acquisition of the module business may strain our resources and make it difficult to maintain and update our internal control and procedures as we continue to expand. See “Item 15. Controls and Procedures.” If we fail to maintain an effective system of internal control over financial reporting and an effective system of disclosure controls in the future, we may be unable to accurately report our financial results or prevent fraud, and as a result, investor confidence and the market price of our ADSs may be adversely impacted. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.

Our chairman has significant influence over our company, and his interests may not be aligned with the interests of our other shareholders.

Mr. Tingxiu Lu, our chairman, currently beneficially owns 14.7% of our outstanding share capital as of March 31, 2011. Most of our bank borrowings are guaranteed by CEEG, an entity controlled by Mr. Lu. CEEG guaranteed the bank borrowings of Sunergy Nanjing for up to RMB1 billion until May 2011, subject to adjustment in the event of a material change in CEEG’s credit or operational status. As both our chairman and our principal shareholder, Mr. Lu has significant influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs, including those who purchased our ADSs in our initial public offering.

We have been a party in several legal proceedings, which, if determined adversely, could negatively affect our business and results of operations.

We and several of our directors and officers were named defendants in three purported class actions currently pending in the United States District Court for the Southern District of New York — Brown v. China Sunergy Co., Ltd. et al., Case No. 07-CV-07895 (DAB), Sheshtawy v. China Sunergy Co., Ltd. et al., Case No. 07-CV-08656 (DAB), and Giombetti v. China Sunergy Co., Ltd. et al., Case No. 07-CV-09689 (DAB). On September 29, 2008, the District Court appointed a lead plaintiff and consolidated the three cases. The lead plaintiff alleges that we made false and misleading statements in our registration statement and prospectus in connection with our initial public offering in May 2007 regarding, among other things, the procurement of polysilicon, and seek unspecified damages. On January 26, 2009, the defendants filed a motion to dismiss the consolidated amended complaint. Briefing on the motion was completed on May 1, 2009. Defendants’ motion remained outstanding when, on July 14, 2009, the parties reached an agreement in principle to settle the dispute in its entirety with an amount of $1.1 million. The parties are currently awaiting the hearing for final approval of the settlement, set by the Court for May 12, 2011.

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

The Salten District Court initially granted us the injunction prohibiting REC Wafer Norway AS from drawing on the bank guarantee but later rejected our request for an extension of the injunction upon a hearing held in January 2010. We subsequently appealed to the Court of Appeal in Norway, which denied our injunction request on April 16, 2010, and we filed a further appeal to the supreme court of Norway. The Supreme Court of Norway ruled in July 2010 overturning the Court of Appeal’s order which denied our injunction petition. Our petition was sent back to the Court of Appeal for a new ruling, which granted the injunction we petitioned and ordered that Nordea Bank Norge ASA is prohibited from making payment and REC Wafer is prohibited from receiving payment from the US$50 million bank guarantees issued by Nordea Bank Norge ASA to REC Sitech AS. The injunction will remain in force until the Court of Appeal makes a ruling on the main dispute.

The court proceeding in Norway regarding the main dispute is still ongoing. The Norwegian District Court ruled on July 5, 2010 in favor of REC Wafer. We appealed the ruling at the Court of Appeal, claiming REC Wafer is not a party to the contract originally entered between China Sunergy and the dissolved REC Sitech AS. The Court of Appeal hearing, originally scheduled for March 2011, will now be held in June 2011.

Unfavorable resolutions of these legal proceedings or any future legal proceedings could materially and adversely affect our results of operations and financial condition. See Item 8, “Financial Information — Legal Proceedings.”

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

We conduct substantially all of our manufacturing operations through our PRC subsidiaries. Such PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations have not been fully developed and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the superior government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We rely on dividends paid by our subsidiary for our cash needs.

We conduct substantially all of our operations through our subsidiaries in the PRC. We rely on dividends paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our PRC subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Our PRC subsidiaries are also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. In addition, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Furthermore, the dividends we receive from our PRC subsidiaries may also be adversely affected by the Law of the People’s Republic of China on Enterprise Income Tax, or the New EIT Law, and its implementation rules, or the New EIT Law Implementation Rules, which became effective on January 1, 2008. See “— Our global income and the dividends we receive from our PRC subsidiary may be subject to PRC tax under the New EIT Law, which would have a material adverse effect on our results of operations.”

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

According to a circular released by the State Administration of Taxation regarding the understanding and recognition of the identification of “beneficial owner” under tax treaties on October 27, 2009, or the Beneficial Owner Recognition Circular, a corporate resident of a contracting state will not be entitled to the lower withholding tax rate under a tax treaty if it is considered a “conduit company” which is set up merely for the purpose of avoiding or reducing tax or transferring or accumulating profits, as opposed to a beneficial owner who owns and controls an item of income, or the right or property from which that item of income is derived, and is normally engaged in substantive business activities such as manufacturing, sales and management. Therefore, if Sunergy Hong Kong were not considered to be the beneficial owner of Sunergy Nanjing as the case may be, under the terms of the Beneficial Owner Recognition Circular, we may not be able to enjoy the applicable tax treaty benefits between the PRC and Hong Kong, and any dividends paid by Sunergy Nanjing to Sunergy Hong Kong may incur a higher withholding tax rate of 10%. No similar tax treaty exists between the PRC and the Cayman Islands.

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

The PRC government has provided various incentives to foreign-invested enterprises. Because Sunergy Nanjing is a foreign-invested enterprise engaged in manufacturing businesses and located in Nanjing, which is within a coastal economic zone, it was entitled to a preferential enterprise income tax rate of 24% prior to January 1, 2008. As a foreign-invested enterprise engaged in manufacturing businesses, Sunergy Nanjing is also entitled to a two-year income tax exemption and 50% reduction for the succeeding three years from the first profitable year. On March 16, 2007, the National People’s Congress of China, or the Congress, enacted the New EIT Law, under which foreign invested enterprises and domestically-owned enterprises would be subject to enterprise income tax at a uniform rate of 25%. On December 6, 2007, the State Council promulgated the New EIT Law Implementation Rules. Both the New EIT Law and its Implementation Rules became effective on January 1, 2008. The New EIT Law also provides transitional measures for enterprises established prior to the promulgation of the New EIT Law and eligible for lower tax rate or preferential treatment in accordance with the then-prevailing tax laws and administrative regulations. On December 26, 2007, State Council of China promulgated the Circular on Carrying Out the Transitional Preferential Policies concerning Enterprise Income Tax, or the Circular. Under the New EIT Law, the Implementation Rules and the Circular, enterprises which were established and already enjoyed preferential enterprise income tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, and the enterprises which previously enjoyed the tax rate of 24% shall be subject to the tax rate of 25% in 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term or 2012, whichever is earlier. However, the Circular also prescribes that if the above transitional relief of enterprise income tax overlaps with the preferential treatments provided by the New EIT Law, an enterprise may choose the more favorable treatment, and shall not enjoy both. The treatment cannot be changed once it is chosen. In addition, on April 14, 2008, the Ministry of Finance, the Ministry of Science and Technology and the State Administration of Taxation jointly promulgated the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures. Pursuant to the New EIT Law, the New EIT Law Implementation Rules and the Recognition Measures, the qualifying High and New Technology Enterprise, or HNTE, is eligible for a preferential tax rate of 15%. See “Item 4. Information On The Company — Business Overview — Regulation — Tax” for a discussion of the requirements to qualify as a HNTE. In October 2008, Sunergy Nanjing obtained the HNTE certificate with a three-year validity term from 2008 to 2010. Therefore, Sunergy Nanjing is entitled to a preferential income tax rate of 15% as long as it maintains its HNTE qualification under the New EIT Law and the Recognition Measures. Based on the Circular, the management chose to enjoy the transitional relief, i.e. 12.5% from 2008 to 2010. In December 2009, SST obtained the HNTE certificate with a three-year validity term from 2009 to 2011. Therefore, SST is entitled to a preferential income tax rate of 15% as long as it maintains its HNTE qualification. We cannot assure you that we will be able to maintain our current effective tax rate in the future. Any discontinuation of preferential tax treatment or any increase of the enterprise income tax rate applicable to Sunergy Nanjing or SST could have a material adverse effect on our financial condition and results of operations.

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

This regulation, among other things, has certain provisions that purport to require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. The application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. We believe, based on the advice of our PRC counsel, Jun He Law Offices, that although the CSRC generally has jurisdiction over overseas listing of SPVs like us, it was not necessary for us to obtain CSRC approval for our initial public offering given the fact that we had legally completed the acquisition of all the equity interest in Sunergy Nanjing before the new regulation became effective. Uncertainty as to how this regulation will be interpreted or implemented still remains. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required for our initial public offering and offering of convertible senior notes, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, restrict or prohibit payment or remittance of dividends by Sunergy Nanjing, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Also, if later the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

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

We face risks related to natural disasters and health epidemics, which could have a material and adverse effect on our business and results of operations.

Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. China reported a number of cases of SARS in April 2004. Since 2005, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of a new strain of influenza identified as the Influenza A (H1N1) virus occurred in Mexico resulting in a number of deaths. As the virus continued to spread worldwide including China, the World Health Organization on June 11, 2009 declared the H1N1 virus outbreak a global pandemic. The spread of H1N1 or any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China could have a material adverse effect on our business operations. These could include restrictions on our ability to travel or ship our products outside of China as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic. More recently, in March 2011, Japan was struck by a 9.0-magnitude earthquake and tsunami, which may affect Japan’s production of polysilicon and may result in upward pressure on pricing of silicon raw materials globally. Additionally, the production cost for solar power products is influenced by macroeconomic factors such as global economic conditions, the supply and prices of other energy products such as oil. An increase in oil prices, for example, may increase the production cost for solar power products globally. While such events in the past have not had an adverse impact on us as of the date of this annual report, future natural disasters and health hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects.

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

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, although we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2010, we cannot assure you we were not a PFIC for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. Although we do not believe we were a PFIC for our taxable year ended December 31, 2010, because of the depressed market price of the ADSs and our retention of a significant amount of cash during such year, there is a significant risk that we could be treated as a PFIC for such year. Accordingly, we cannot assure you we were not a PFIC for such year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information — Taxation — United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See Item 10, “Additional Information — Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

As our strategy to enter into solar module business, on November 1, 2010, we completed the acquisitions of our related parties SST and NRE from CEEG, an entity controlled by Mr. Tingxiu Lu, and Sundex Holdings Limited, a company not affiliated with us. The total acquisition consideration of these two modules manufacturers are approximately RMB308.0 million ($46.0 million).

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

B. Business Overview

We manufacture our solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. Before November 2010, we sold our solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble our solar cells into solar modules and solar power systems for use in various markets. As part of our business strategy to achieve more vertical integration, we acquired SST and NRE, two solar module manufacturers, in November 2010 and began engaging in module manufacturing. Since then, most of our solar cells are supplied to our module business. Solar modules are arrays of interconnected solar cells encased in a weatherproof frame. Currently our end-products include solar cells and modules in different sizes and power outputs. Generally, we sell solar cells and modules under the brands of “CSUN” and “CEEG”.

We commenced business operations in August 2004. In 2005, we had only one solar cell manufacturing line. In 2006, we installed five additional solar cell manufacturing lines and expanded our annual manufacturing capacity of solar cells by 160 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. Our fifth line, which achieved full scale manufacturing capacity in November 2006, commenced commercial mass production of selective emitter cells using monocrystalline silicon wafers, an improved version of the P-type solar cells that we and most other solar cell manufacturers produce, in the fourth quarter of 2007. In December 2008, we installed four new solar cell lines for the production of selective emitter cells. These four new lines are producing selective emitter cells with performance similar to those from the first line which produces selective emitter solar cells. In 2010, we installed three new solar cell lines for the production of selective emitter cells. These three lines achieved full scale manufacturing capacity in December 2010 and are producing selective emitter cells with performance similar to those produced from our previous selective emitter cell lines. Hence, eight of our manufacturing lines are capable of producing high efficiency selective emitter cells. As of December 31, 2010, our 13 solar cell manufacturing lines had an aggregate annual production capacity of 404 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. Upon our acquisition of SST and NRE, as of December 31, 2010, we had an aggregate annual production capacity of solar modules of 480 MW.

Since our inception, our research and development team has been led by two solar power researchers, Dr. Jianhua Zhao and Dr. Aihua Wang, who have 31 and 26 years of solar cell research experience, respectively, and established excellent credentials in the solar power industry. Our research and development efforts focus on continually enhancing our solar cell conversion efficiencies, which measure the ability of solar power products to convert sunlight into electricity, and improving our manufacturing operations of both solar cells and modules.

In 2010, our research and the production management teams have made a concerted effort to improve the performance of our standard crystalline solar cells. We have reduced the wafer-cell non-silicon cost to a new low level of $0.20 per watt in the fourth quarter of 2010 while simultaneously improved the cell efficiency. In addition, our research team continued to focus on the development of advanced process technology for manufacturing other new products, such as Quasar solar cells.

In 2008, the shipment of our solar power products amounted to 107.2 MW, including 100.4 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 2.6 MW of modules sold. In 2009, the shipment of our solar power products amounted to 194.0 MW, including 181.5 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 8.3 MW of modules sold. In 2010, the shipment of our solar power products amounted to 347.8 MW, including 277.2 MW of solar cells sold, 3.4 MW solar cells and modules processed under OEM arrangements and 67.2 MW of modules sold. We had net revenues of $350.9 million, $284.9 million and $517.2 million in 2008, 2009 and 2010, respectively. We incurred net losses of $23.3 million and $10.3 million in 2008 and 2009, respectively, and had net income of $51.7 million in 2010.

Products

We currently design, develop, manufacture and sell solar cells and solar modules.

Solar Cells

A solar cell is a device made from a silicon wafer that converts sunlight directly into electricity by a process known as the photovoltaic effect. Currently, we produce both monocrystalline and multicrystalline silicon solar cells. In addition to standard P-type solar cells and HP solar cells, we also produce since the fourth quarter of 2007 selective emitter cells, an improved version of the P-type solar cells that we and most other solar cell manufacturers produce. We sell our solar cells under the brand of “CSUN.”

The following table sets forth the types of solar cells we offered in 2010 with the specifications indicated.

Monocrystalline or Multicrystalline Solar Cell	Dimensions (mm×mm)	As a Percentage of Total Output in 2010 As Measured by MW (%)
Monocrystalline silicon solar cell	125×125	20.9
	156×156	32.0
Multicrystalline silicon solar cell	156×156	47.1

We produce a test batch of solar cells from each shipment of silicon wafers that we receive, and return the wafers if the quality is below our standards. However, normal variation in the quality of silicon wafers in shipments that meet our standards will still result in the production of a certain proportion of solar cells that do not meet our customers’ specifications.

Solar Modules

Solar modules are arrays of interconnected solar cells encased in a weatherproof frame. Through SST and NRE, which we acquired in 2010, we produce standard monocrystalline modules ranging from 185 W to 305 W in power output and multicrystalline modules ranging from 195 W to 295 W in power output. We build our modules to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. The variation in power output is based on the conversion efficiency of the cells used in our solar modules, as well as the types of cells. We assemble solar modules either from monocrystalline or multicrystalline cells. The solar cells manufactured by us accounts for approximately 86% of the supplies we procured for our module business in the last two months in 2010. Our solar modules are sealed, weatherproof and able to withstand high levels of ultraviolet radiation and moisture. We sell our module products under the brands of “CSUN” and “CEEG.”

The following table sets forth the major types of modules produced by us:

Dimensions	Weight	Maximum Power	Optimum Operating Voltage
(mm x mm)	(Kilograms)	(Watts)	(Volts)
1580 x 808	15.6	185 – 205	35.8 – 38
1490 x 990	17.2	195-230	26 – 27.3
1640 x 990	19.8	230 – 260	29.4 – 30.3
1956 x 990	23.8	275 – 305	35.2 – 36.2

Manufacturing Process

Solar Cells

The manufacturing process for our solar cells includes the following main steps:

•	Chemical treatment of silicon wafers. We first fabricate a textured structure on the wafer surface through chemical treatment to reduce the reflection of sunlight. The chemical treatment process produces a surface structure, which traps sunlight into the silicon.
•	Diffusion process. Diffusion is a thermal process through which we selectively incorporate impurities into the silicon wafer and form an electrical field within the surface region of the wafer.
•	Back junction removal. We achieve electrical isolation between the front and back surfaces of the silicon wafer through a process known as backside etching technology.
•	Anti-reflection coating and surface passivation. We apply an anti-reflection coating to the front surface of the solar cell, which helps to significantly reduce the light reflection at the cell surface. Such coating also passivates the cell surface to reduce the carrier loss at the surface and hence increases the cell current density. Our surface coating technology ensures the appropriate thickness and refractive index of the coating to achieve high conversion efficiencies.
•	Screen printing and firing. We screen print negative and positive metal contacts, or electrodes, on the solar cell. Silicon and metal electrodes are then connected through an electrode firing process in a furnace at a high temperature.
•	Testing, sorting and packaging. The cells, once manufactured, are tested on the cell tester, and sorted according to their electrical performance and according to their visual appearance. They are then packed for shipment.

Solar Modules

Solar modules are formed by interconnecting multiple solar cells into desired electrical configurations through welding. The interconnected cells are laid out and laminated in a vacuum. Through these processes, the solar modules are weather-sealed, and thus are able to withstand high levels of ultraviolet radiation, moisture, wind and sand. Assembled solar modules are packaged in a protective aluminum frame prior to testing.

The following diagram illustrates the solar module manufacturing process:

Manufacturing Capacity and Manufacturing Facilities

Solar Cells

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

Our fifth line, which achieved full scale manufacturing capacity in November 2006, commenced commercial mass production of selective emitter cells using monocrystalline silicon wafers in the fourth quarter of 2007. In 2008, we installed four new solar cell lines for the production of selective emitter cells. These four new lines are producing selective emitter cells with performance similar to those from the first line which produces selective emitter solar cells. In 2008, we also converted four of our standard P-type solar cell manufacturing lines into HP solar cell manufacturing lines, three of which are capable of producing HP solar cells using multicrystalline silicon wafers as raw materials. In August 2009, we converted another standard P-type solar cell manufacturing line into HP solar cell manufacturing lines. In 2010, we installed three new solar cell lines. These three lines achieved full scale manufacturing capacity in December 2010 and are producing solar cells with performance similar to those from our previous solar cell lines.

As of December 31, 2010, we had 13 solar cell manufacturing lines. Five of them are capable of producing HP solar cells and eight are capable of producing both selective emitter solar cells and HP solar cells, with an aggregate annual production capacity of 404 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. Our actual output of solar cells depends on the size of the silicon wafers that we use; historically we have used a mix of monocrystalline and multicrystalline silicon wafers, each in sizes of 125 millimeters or 156 millimeters.

The table below sets forth a summary of our manufacturing lines for solar cells as of December 31, 2010:

Solar Cell Manufacturing Line	Time of Achieving Full-scale Manufacturing Capacity		Annualized Manufacturing Capacity(1) (in MW)
Line 1	August 2005	(3)	32
Line 2	May 2006	(3)	32
Line 3	June 2006	(3)	32
Line 4	November 2006	(3)	32
Line 5	November 2006	(2)(3)	32
Line 6	December 2006	(3)	32
Line 7	December 2008	(2)(3)	32
Line 8	December 2008	(2)(3)	32
Line 9	December 2008	(2)(3)	32
Line 10	December 2008	(2)(3)	32
Line 11	December 2010	(2)(3)	28
Line 12	December 2010	(2)(3)	28
Line 13	December 2010	(2)(3)	28
Total			404

(1)	Calculated by assuming the use of 156-millimeter monocrystalline silicon wafers.
(2)	Capable of producing selective emitter solar cells.
(3)	Capable of producing HP solar cells.

Solar Modules

As of December 31, 2010, through the acquisition of SST and NRE, we had an aggregate annual module production capacity of 480 MW. Our actual output of solar modules depends on the type of the solar cells that we use; historically we have used a mix of monocrystalline solar cells and multicrystalline solar cells in the sizes of 125×125 mm and 156 × 156 mm. With our expansion into downstream solar module business, we expect to sell substantially all of our solar cell products to SST and NRE for our module manufacturing. In addition, as our current solar cell production capacity does not match our solar module production capacity, we will also purchase solar cells from outside solar cell suppliers in 2011.

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

In 2010, our principal suppliers of silicon wafers and other silicon-based raw materials included CEEG (Nanjing) Semiconductor Co., Ltd., COMTEC Solar Systems Group Limited, TBEA Sunoasis Co., Ltd, Jiangxi LDK Solar Hi-Tech Co. Ltd., and Heraeus Materials Technology Shanghai Ltd.Our top five suppliers supplied approximately 34.1% of silicon wafers and other supplies that we procured in 2010. Due to the industry-wide shortage of silicon raw materials experienced during the past few years, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable within a relatively small range. From the fourth quarter of 2008 to mid-2009, the price of silicon raw materials decreased rapidly due to the excess supply of silicon raw materials resulting from a slowed global solar power market growth. In light of such excess supply, we have sought to re-negotiate with our long-term supply partner in regard to certain long term supply contract signed in 2008. In 2009 and 2010, almost all of our purchases of silicon raw materials were made under short-term contracts. In February 2011, in order to secure long-term supply of silicon wafer while maintaining ability to keep the price at the market level, we entered into a 6-year contract with GCL-Poly Energy Holdings Limited, or GCL-Poly. The agreement contains a clause for a price adjustment mechanism based on wafer market price. Given the current wafer price environment, we also seek to exert greater control over incoming wafer quality while establishing stable and long-term relationships with high quality suppliers.

Our manufacturing process also involves metallic paste, chemicals and other materials. We secure these raw materials from multiple vendors who have demonstrated good quality control and reliability.

Quality Assurance and Customer Support and Service

Our quality control consists of three components: incoming inspection through which we ensure the quality of the raw materials that we source from third parties, in-process quality control of our manufacturing processes, and output quality control of finished products through inspection and testing. We have received the ISO 9001:2008 certification for our quality assurance programs, which we believe demonstrates our technological capabilities and instills customer confidence. We strictly adhere to the standards enacted by international authoritative institutions in our operation. In addition, we also ensure that the performance of our products is adherent to specified standards when testing the conversion efficiency of our products.

A team within our sales group works closely with our quality assurance group to provide customer support and service. We emphasize gathering customer feedback for our products and timely addressing customer concerns. Our customer support and service team also provides our customers with training and consultation with respect to the application of our products.

Customers and Markets

Before our acquisition of SST and NRE on November 1, 2010, we sold our solar cells primarily to module manufacturers, who assemble our cells into solar modules and solar power systems for use in various markets, particularly the European market. Historically, we also outsourced to third parties the manufacturing of solar modules from our solar cells or purchase solar modules from third parties for sale of such solar modules to our customers. In the first ten months of 2010, solar module sales accounted for 4.8% of our revenues. After we acquired the two module manufacturers, the majority of our solar cells were used for our module production. The solar cells manufactured by us account for approximately 86% of the supplies we procured for our module business in the last two months in 2010. Sales generated from solar cells and solar modules accounted for 9.0% and 89.7%, respectively, of our revenues in the last two months of 2010. We expect to lower our cost and achieve higher profit by supplying most of our solar cells to our module manufacturing in future.

In 2010, our major customers of solar cell business included NRE, SST, ILB HELIOS SPAIN, S.A., Solaire Direct Technologies, and asola Advanced and Automotive Solar Systems GmbH. In 2010, our major customers of solar module business included Ecoware S.p.A. (Gruppo Kerself), P.M.service s.r.l, TENERGIE, CEEG Nanjing International Trade Co., Ltd. and CEEG (Nanjing) Solar Research Institute. In 2010, our top five customers contributed over 57.7% of our net revenues in 2010, including SST and NRE, both of which were completely acquired by us on November 1, 2010, which contributed approximately 23.6% and 23.2%, respectively, of our net revenues in 2010 prior to the acquisition.

In 2010, we made a majority of our sales to customers located in China. We also sell our solar power products to customers located in Italy, Germany, Spain and other countries. The following table sets forth by region our net revenues derived from sales of our products for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	(in thousands, except percentages)
Europe:
— Germany	$126,860	36.2%	$67,120	23.5%	$28,201	5.5%
— Italy	6,127	1.8	7,557	2.7	63,467	12.3
— Spain	9,399	2.7	2,743	1.0	19,171	3.7
— Others	51	0	1,783	0.6	36,922	7.1
Europe Total	142,437	40.7	79,203	27.8	147,761	28.6
PRC	196,628	56.0	185,177	65.0	330,378	63.8
India	1,154	0.3	1,657	0.6	—	—
South Korea	10,257	2.9	409	0.1	8,208	1.6
Australia	—	—	11,947	4.2	7,925	1.5
America	—	—	2,568	0.9	6,533	1.3
Others	444	0.1	3,904	1.4	16,414	3.2
Total net revenues	$350,920	100%	$284,865	100%	$517,219	100%

In order to continue growing our sales and to reduce our reliance on any particular market segment, we intend to broaden our geographic presence and customer base. While we expect China to continue to be one of our key markets for the foreseeable future, we plan to further expand into several overseas solar power markets, including European countries and those countries and regions with growing demand or market potential for solar power products, such as Italy, Germany, France, United States, India, Australia, Japan and other countries and regions as we expand into downstream solar power business.

We sell our products primarily under sales contracts, purchase orders and buy-and-sell arrangements, as follows:

•	Sales contracts and purchase orders. Historically, we entered into sales contracts of various terms with our customers and were obligated to deliver solar power products according to a pre-agreed price and schedule during the term of the contract. Given the volatility in average selling prices of silicon raw materials and solar power products in recent periods, a substantial portion of our contracts now provide for re-negotiation of price terms based on regular pricing reviews every three or six months or provide for adjustment of pricing terms when the change in exchange rate reaches certain benchmarks. We typically require our customers to pay a certain percentage of the purchase price as advance payment within a short period after signing the sales contracts. The percentage of advance payments varies depending on the credit status of our customers, our relationship with the customers, market demand and the terms of a particular contract. We may grant our large customers credit terms, usually within 30-60 days, according to our current credit policy. With respect to the other customers, we typically request full payment before or upon shipment. We also sell our solar power products via purchase orders placed by our customers. As we expand into downstream solar power business, we continue to use the combination of sales contracts and purchase orders to directly sell solar modules to end customers.
•	Buy-and-sell arrangements. Historically, we obtained silicon wafer supplies from our customers, and were obligated to sell solar cells to them in return under buy-and-sell arrangements. The payment we make for the wafers and the payment our customers make for the solar cells are either settled separately or sometimes offset against each other.

Historically, we also processed silicon wafers provided by our customers into solar cells under OEM arrangements, and we charged processing fees from these customers.

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

Sales and Marketing

We currently market and sell our solar power products worldwide mainly through our direct sales force. We also have sales force in Germany to expand our overseas market. Our marketing programs include industrial conferences, trade fairs, advertising and public relation events, and seminars to solicit customers. Our sales and marketing groups work closely with our research and development and manufacturing groups to coordinate our product development activities, product launches and ongoing demand and supply planning. We are building a global sales network and have established three regional sale offices, one in Shanghai, China, one in Munich, Germany, and a third in California, U.S.A. We may establish more subsidiaries or regional offices in other European countries, and Japan in the future to further expand our sales network. In addition, we also sell some of our solar power products through distributors. In 2010, 32.3% of our revenues generated from module sales was derived from sales made through distributors. We expect this percentage to increase in the future as we expand into downstream solar power business.

Historically, the identity of our customers has changed substantially from year to year. We aim to further develop long-term relationships with key customers who are market leaders or strong niche players in their respective industrial or geographic segments. We believe that these customers will provide consistent revenue streams to minimize business volatility, and we target to achieve a substantial portion of our total net revenues from sales to strategic customers. To further diversify our customer base, which historically consisted primarily of module manufacturers and system integrators purchasing solar cells as we historically focused on solar cell business, we will seek to increase our sales to system integrators, solar power project developers and solar product distributors in connection with our expansion into downstream solar power business. We also rely on distributors for 32.3% of our revenues generated from module sales in 2010 and we expect that we will continue to rely on distributors in our module sales in the future as such distributors have better sources and relations with end users of our solar modules.

Intellectual Property

As of the date of this annual report, Sunergy Nanjing have 12 patents in China, one on process technology for the manufacture of N-type solar cells, four on process technology for the improvement of cell performance, two on utility models for N-type solar cells, two on utility model for improvement on performance of solar cells, two on utility model for processing instruments of cells and the remaining one on utility model for cell-made tile. In addition, Sunergy Nanjing have 11 patent applications pending in China, three on the manufacturing of solar cells, three on process technology for solar cells, one on improving solar cell performance, one on rectification of bowed solar cells, one on measurement instrument for ancillary manufacturing instrument and the remaining one on packaging of solar cells. Our newly acquired PRC subsidiary SST has 11 patents on utility model in China, including one on N-type solar cell structure, two on manufacturing equipments of solar modules, three on structure of solar modules, two on manufacturing equipments of solar cells, one on manufacturing equipments of solar constructions, one on solar street lights and one on solar tiles. SST also has 13 patent application pending in China, one on solar cell frame, two on model of solar modules, one on manufacturing equipment of solar modules, one on utility model of solar tiles, one on solar cell safe sucker, one on accessory of solar street light, four on utility model of solar cell moulds, one on manufacturing equipment of recycling of condensed water and one on modular unit of solar module. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide significant competitive advantage to us.

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

We are the registered owner of the trademarks “NPV” and “CSUN” and two logos in China. Further, CEEG and Sunergy Nanjing entered into two trademark license agreements effective as of February 9, 2006 and June 7, 2006, respectively, pursuant to which CEEG granted to Sunergy Nanjing the rights to use the trademarks of “CEEG” and its Chinese characters in Sunergy Nanjing’s ordinary business for ten years. In addition, each of SST and NRE entered into trademark license agreements with CEEG on September 1, 2007, pursuant to which these two companies were granted the rights to use the trademarks of “CEEG” and another logo with a ten-year period.

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

We used to compete with specialized solar power manufacturers such as JA Solar Holdings Co., Ltd., Motech Industries Inc., Q-Cells AG and Solarfun Power Holdings Co., Ltd. when we focused on solar cell business. As we expand into downstream solar module business at the end of 2010, our current competitors include specialized solar power manufacturers such as Sunpower Corp, Suntech Power Holdings Co., Ltd.,

Sharp Corporation, Trina Solar Ltd,.Yingli Green Energy Holding Co., Ltd., Canadian Solar Inc., Hanwha SolarOne Ltd., and Jinko Solar Holding Co., Ltd. Some of our competitors have also become vertically integrated, from polysilicon, wafer and module manufacturing to solar power system integration, such as Yingli Green Energy Holding Co., Ltd.

Many of our competitors may be developing or currently producing products based on alternative solar power technologies, such as Panda cell of Yingli Green Energy Holding Co., Ltd. and Maple cell of JA Solar Holdings Co., Ltd., which may ultimately have costs similar to, or lower than, our projected costs. We expect that we will also need to compete with new entrants to the solar power market. In addition, the entire solar power industry also faces competition from conventional and non-solar renewable energy technologies.

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

On July 16, 2009, PRC Ministry of Finance, Ministry of Science and Technology and National Energy Administration jointly issued the Notice on Implementation of Demonstration Project of Golden Sun to support the promotion of photovoltaic generation in China. Under this notice, the photovoltaic projects which meet certain requirements will be provided with subsidies. On November 9, 2009, Ministry of Finance, Ministry of Science and Technology and National Energy Administration further jointly issued the Notice on Successful Implementation of Demonstration Project of Golden Sun to emphasize the requirements for subsidizing the photovoltaic projects. On September 21, 2010, PRC Ministry of Finance, Ministry of Science, Ministry of Housing and Urban-Rural Development and Technology and National Energy Administration jointly issued the Notice on Enhancing the Administration of Construction of the Demonstration Project of Golden Sun and the Demonstration Project of Solar Photovoltaic Building Applications to further regulate the standards for the projects and subsidies. On November 19, 2010, PRC Ministry of Finance, Ministry of Science and National Energy Administration jointly issued the Notice on Enhancing the Demonstration Project of Golden Sun to further regulate the application for subsidies.

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

We are in compliance with present environmental protection requirements in all material aspects and have all necessary environmental permits to conduct our business, except as disclosed herein, see “Item 3 — Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — Noncompliance with present or future construction and environmental regulations may result in potentially significant monetary damages and fines”. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities.

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

Pursuant to Article 10 of the Administrative Measures for Certification of New and High Technology Enterprises promulgated as of April 14, 2008 and effective on January 1, 2008, the certification of HNTE shall satisfy all the following conditions:

•	The enterprises registered in China shall have independent intellectual property rights of key technologies of their main products (services) gained through independent research and development, transfer, donation or acquisition in the recent three years, or through exclusive permission for over five years;
•	Their products (services) are included in the scope as provided in the Hi-tech Fields with Key State Support;
•	The technicians holding educational credentials of junior college or above shall account for more than 30% of their total number of the employees in the year; the personnel engaged in research and development shall account for more than 10% of the total number of the employees in the year;
•	The enterprise shall have been engaged in continuous research and development with a view to obtain new knowledge of science and technology (excluding humanities and social science), to use new knowledge of science and technology in a creative way or to achieve fundamental innovation of its products (services), and the ratio of the total expenses earmarked for research and development to its sales income in the latest three fiscal years shall, specifically, be no lower than 3% for an enterprise whose latest annual sales income is over RMB 200 million;
•	Of the expenses earmarked for research and development, the total expenses for research and development accrued in the territory of China shall account for no less than 60% of the total expenses for research and development. Where the period of registration and establishment of the enterprise is less than 3 years, the said ratio shall be accumulated according to its actual operation period;
•	The income from high and new technology products shall account for more than 60% of the total income of the enterprise in the year;
•	The enterprise’s capacity of research and development and organization, capacity of transformation of scientific achievements, amount of independent intellectual property rights, index of growth of sales and total assets shall be in conformity with requirements of Directions on Certification and Management of New and High Technology Enterprises.

On October 21, 2008, Sunergy Nanjing obtained a HNTE certificate with a three-year validity term from 2008 to 2010. Therefore, Sunergy Nanjing is eligible for a 15% preferential tax rate during the above period. Based on the Circular, our management chooses to enjoy the transitional relief, i.e. 12.5% from 2008 to 2010, for Sunergy Nanjing.

SST was acquired in November 2010. It obtained the HNTE certificate in 2009, with a valid period between 2009 and 2011, and thus is eligible for a 15% preferential tax rate during this period.

NRE was acquired in November 2010 and its applicable enterprise income tax rate is 25%.

Sunergy Shanghai was established in November 2007 and its applicable PRC enterprise income tax rate is 25%.

Pursuant to the Provisional Regulation of China on Value Added Tax and its provisional rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and replacement services and the importation of goods into China are generally required to pay value added tax, or VAT, at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a portion or all of the refund of VAT that it has already paid or borne. Accordingly, our PRC subsidiaries are subject to the 17.0% VAT with respect to their sales of solar power products in China, while export sales of our solar power products are exempt from such VAT.

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

Our PRC subsidiaries are subject to the above laws and regulations.

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

According to our current plan, Sunergy Shanghai will engage in high-efficiency solar cells production, solar power research and development activities. We expect to begin construction on our Shanghai facility, which includes a research and development center for our solar cell business, in the second half of 2011.

In December 2007, Sunergy BVI incorporated Sunergy Hong Kong in Hong Kong. During the same month, Sunergy BVI transferred all its equity interest in Sunergy Nanjing to Sunergy Hong Kong, as a result of which Sunergy Hong Kong became the direct holding company of our principal operating subsidiary, Sunergy Nanjing. In November 2007, Sunergy BVI incorporated China Sunergy Europe GmbH in Munich, Germany. In April 2011, Sunergy Hong Kong incorporated China Sunergy (US) Clean Tech Inc in California, U.S.A.

On November 1, 2010, we completed the acquisition of SST and NRE, both of which were our related parties and were controlled by our chairman Mr. Tingxiu Lu before the acquisitions, from CEEG, an entity controlled by Mr. Tingxiu Lu, and Sundex Holdings Limited, a company not affiliated with us. The total acquisition consideration of these two modules manufacturers are approximately RMB308.0 million ($46.0 million).

D. Property, Plant and Equipment

We are headquartered at No. 123 Focheng West Road Jiangning Economic & Technical Development Zone Nanjing, Jiangsu, China. As of December 31, 2010, we conducted our research, development and manufacturing of solar cell products at our facilities in Nanjing, where we occupied a site area of approximately 79,800 square meters. These facilities include office premises with a total floor space of approximately 9,600 square meters and manufacturing facilities with a total floor space of approximately 21,500 square meters that currently accommodates 13 solar cell manufacturing lines of a total production capacity of 404MW. We have also obtained land use rights to a plot of land in Shanghai with a site area of approximately 96,500 square meters for the business operation of Sunergy Shanghai in 2009.

We conducted our research, development and manufacturing of solar module products at the facilities of SST in Shanghai and the facilities of NRE in Nanjing. As of December 31, 2010, SST occupied a site area of approximately 19,150 square meters, which includes office premises with a total floor space of approximately 1,060 square meters and manufacturing facilities with a total floor space of approximately 17,650 square meter that currently accommodates 280 MW module production capacity. SST also occupies a site area of 66,665 square meters in Shanghai, where the construction of new module production capacity is undergoing. As of December 31, 2010, NRE occupied a site area of approximately 29,300 square meters, which includes dining premises with a total floor space of approximately 2,000 square meters, warehousing premises with a total floor space of approximately 4,300 square meters and manufacturing facilities with a total floor space of approximately 23,000 square meter that currently accommodates the office premises of 800 square meter and 200 MW module production capacity.

We maintain property insurance policies with reputable insurance companies for covering our equipment, facilities, buildings and their improvements, and office furniture. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. We maintain director and officer liability insurance for our directors and executive officers. We also maintain business interruption insurance. Our insurance products contain various coverage limits and deductibles. We have also purchased product liability insurance for our solar module products, which has a term from August 2010 to August 2011. We have appointed an insurance broker to provide us with proposals for insurance coverage for our company, and we plan to expand our insurance coverage in 2011.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Introduction — Forward-Looking. Information.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

Before we acquired SST and NRE on November 1, 2010, we sold our solar cell products mostly to module manufacturers and, to a lesser extent, to system integrators, who assembled our cells into solar modules and solar power systems for use in various markets. Our management’s operational expertise and execution capability, coupled with our strong research and development capabilities, have allowed us to rapidly install our solar cell manufacturing lines and expand our manufacturing capacity. As of December 31, 2010, we had 13 solar cell manufacturing lines with an aggregate production capacity of 404 MW per year, assuming the use of 156-millimeter monocrystalline silicon wafers. Our research and development efforts focus on continually enhancing our solar cell conversion efficiencies, which measure the ability of solar power products to convert sunlight into electricity, and improving our manufacturing operations. We commenced business operations in August 2004. In 2005, we had only one solar cell manufacturing line. In 2006, we installed five additional solar cell manufacturing lines and expanded our annual manufacturing capacity by 160 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. Our fifth line, which achieved full scale manufacturing capacity in November 2006, commenced commercial mass production of selective emitter cells using monocrystalline silicon wafers in the fourth quarter of 2007. In December 2008, we installed four new solar cell lines for the production of selective emitter cells. These four new lines are producing selective emitter cells with performance similar to those from the first line which produces selective emitter solar cells. In 2010, we installed three new solar cell lines for the production of selective emitter cells. These three lines achieved full scale manufacturing capacity in December 2010 and are producing selective emitter cells with performance similar to those from our previous selective emitter cell lines. Hence, eight of our manufacturing lines are capable of producing high efficiency selective emitter cells.

In 2010, our research and the production management teams have made a concerted effort to improve the performance of our standard crystalline solar cells. We have reduced the wafer-cell non-silicon cost to a new low level of $0.20 per watt in the fourth quarter of 2010 while simultaneously improved the cell efficiency. In addition, our research team continued to focus on the development of advanced process technology for manufacturing other new products, such as Quasar solar cells.

As part of our business strategy to achieve more vertical integration, we began engaging in module manufacturing upon acquisition of SST and NRE, two solar module manufacturers, in November 2010. As of December 31, 2010, we had an aggregate module annual production capacity of 480 MW.

In 2008, the shipment of our solar power products amounted to 107.2 MW, including 100.4 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 2.6 MW of modules sold. In 2009, the shipment of our solar power products amounted to 194.0 MW, including 181.5 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 8.3 MW of modules sold. In 2010, the shipment of our solar power products amounted to 347.8 MW, including 277.2 MW of solar cells sold, 3.4 MW solar cells and modules processed under OEM arrangements and 67.2 MW of modules sold. We had net revenues of $350.9 million, $284.9 million and $517.2 million in 2008, 2009 and 2010, respectively. We incurred net losses of $23.3 million and $10.3 million in 2008 and 2009, respectively, and had net income of $51.7 million in 2010.

We operate and manage our business as a single segment.

Industry Demand

The solar power market grew rapidly in the past several years. During that period, our business and revenue growth were primarily driven by industry demand and our ability to retain existing customers, attract new customers and expand our manufacturing capacity at the same time. According to Solarbuzz, the global solar power market, as measured by annual volume of modules delivered to installation sites, grew at a CAGR of 79.4% from approximately 1.8 gigawatts, or GW, in 2006 to approximately 18.2 GW in 2010. Under the lowest of three different projections, Solarbuzz expects the annual volume of modules delivered to installation sites may further increase to 24.0 GW in 2015, but global solar power industry revenue may decrease from $82.1 billion in 2010 to $61.1 billion in 2015 while market demand growth is partially offset by the market price declines. According to a Solarbuzz forecast named “Green World”, the moderate one of three possible scenarios, annual volume of modules delivered to installation sites may further increase to approximately 36.4 GW in 2015, and global solar power industry revenue may increase from $82.1 billion in 2010 to $96.2 billion in 2015.

We believe that the following factors have driven and may continue to drive the growth of the solar power industry in the long run as projected by the Solarbuzz “Green World” forecast:

•	government incentives for solar power;
•	growing demand for electricity, supply constraints and desire for energy security; and
•	growing awareness of the advantages of solar power.

In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis. During the same period, increased manufacturing capacity combined with decreased demand caused a decline in the prices of solar power products. The demand for solar power products is also influenced by macroeconomic factors such as the global economic downturn, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment in alternative energy. The global economic downturn, which may affect the availability of financing, may also contribute to decreased sales and shipments of solar power products and the slowdown of the large solar project market segments. Pleases see “Item 3. Key Information — D. Risk Factors” for discussions of the risks related to industry demand for solar power products.

We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of power provided by the electric utility grid in many locations, when upfront system costs are factored into cost per kilowatt. As a result, governmental bodies in many countries, most notably China, Germany, Italy, Japan, Spain, France and the United States, have provided subsidies and economic incentives to reduce dependency on non-renewable sources of energy. These subsidies and economic incentives have come in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, solar product distributors, system integrators and manufacturers of solar power products.

The demand for our solar power products is affected significantly by government subsidies and economic incentives in our targeted or potential markets. According to Solarbuzz, Germany had the largest solar power market in 2010, with a market size of 7.74 GW, which accounted for 42.5% of the global solar power market demand in 2010. Italy and Spain had a market size of 3.74 GW and 0.38 GW, respectively, and accounted for 20.5% and 2.1%, respectively, of the global solar power market demand in 2010. At the beginning of 2010, the German government reduced solar feed-in tariffs by 9%. Due to the strong growth in 2009, the German government had decided in early 2010 to implement additional tariff cuts in July and October of 2010, resulting in a total decline of approximately 16% in feed-in tariffs, according to Solarbuzz. Despite this severe reduction in feed-in tariffs rates, the German market soared to 7.74GW in 2010, which triggered another tariff cut of 13% at the beginning of 2011, according to Solarbuzz. The rise of the Italian market in 2010 was largely due to a generous national feed-in-tariff program in combination with the country’s excellent insolation conditions, also from the Italian government’s aim to increase the country’s rate of final electricity consumption from renewable resource to 33% by 2020, according to Solarbuzz. The Spanish market increased significantly in 2010, and this surprising 2010 market rebound result was a function of quota allocations made in 2009 that had to be installed and registered within their 12 months deadline in order to qualify for subsidy terms, according to Solarbuzz. Reductions in, or eliminations of, subsidies and economic incentives for on-grid solar energy applications could result in decreased demand for our products and cause our revenues to decline.

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

Availability, Price and Quality of Silicon Raw Materials

Silicon wafers are the most important raw material from which our solar cells are made. To manufacture silicon wafers, polysilicon is melted and processed into crystalline silicon ingots, which are then sliced into wafers. The procurement costs of silicon raw materials have accounted for more than half of our cost of revenues since we began our commercial production of solar cells in August 2005. Fluctuation in the price of polysilicon have in the past impacted our production costs and our cost of revenues and net income. According to Solarbuzz, the average initial price range of long-term polysilicon supply contracts narrowed to $52 – $57 per kilogram in the fourth quarter of 2010 from $50 to $60 per kilogram in the fourth quarter of 2009, and the spot price for solar grade polysilicon maintained a level of around $55 per kilogram by the beginning of 2010 compared to the prices of $45 to $65 per kilogram in the fourth quarter of 2009, but spiked dramatically to above $65 per kilogram by the end of third quarter of 2010, and further increased to $80 per kilogram in the fourth quarter of 2010. Spot price softened to around $70 per kilogram by the end of the first quarter of 2011, according to Solarbuzz.

We purchase silicon wafers from various suppliers, most of which are wafer manufacturers located in China. We also historically procured polysilicon from various suppliers, and outsource the production of silicon wafers from these polysilicon raw materials under toll manufacturing arrangements with third parties. Toll manufacturing is a type of contract manufacturing frequently used in the solar power industry, in which part of the manufacturing process is outsourced to qualified third parties, or toll manufacturers. Sometimes, we also sold polysilicon raw materials to wafer manufacturers and purchased silicon wafers from them under buy-and-sell arrangements. Due to the industry-wide shortage of silicon raw materials experienced during the past few years, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable in a relatively small range. From the fourth quarter of 2008 to mid-2009, the price of silicon raw materials decreased precipitously due to the excess supply of silicon raw materials resulting from a slowed global solar power market growth. In light of such excess supply, we have sought to re-negotiate with our long-term supply partner in regard to certain long term supply contracts signed in 2008. In February 2011, in order to secure long-term supply of silicon wafer while maintaining ability to keep the price at the market level, we entered into a 6-year contract with GCL-Poly. The agreement contains a clause for a price adjustment mechanism based on wafer market price. Given the current wafer price environment, we also seek to exert greater control over incoming wafer quality while establishing stable and long-term relationships with high quality suppliers.

Historically, given the state of the industry, suppliers of silicon raw materials typically required customers to make payments in advance of shipment. Our suppliers generally required us to make a prepayment at a certain percentage of the order value prior to shipping. Due to the relative oversupply of polysilicon, prepayment as a percentage of the entire contract has been reducing. In 2010, most of our suppliers granted us credit terms under their contracts with us. However, our purchases of silicon raw materials may continue to require us to make certain working capital commitments. We are required to manage our borrowings and equity contributions to support our raw material purchases.

Manufacturing Capacity

In order to capture the market opportunity for our solar power products, we have expanded our manufacturing capacity. When the market demand for solar cells exceeded supply, increased capacity had a significant effect on our results of operations, by allowing us to produce and sell more solar cell products generating higher revenues, and by lowering certain manufacturing costs resulting from economies of scale. In June 2005, we completed our first solar cell manufacturing line with a manufacturing capacity of 32 MW per year, and we started generating revenues from the first line in August 2005. We completed our second to sixth solar cell manufacturing lines and started generating revenues from these lines in 2006. We further installed our seventh to tenth solar cell manufacturing lines in December 2008. In 2010, we installed another three solar cell manufacturing lines, increasing our total number of solar cell manufacturing lines to 13. As a result of our acquisition of SST and NRE, as of December 31, 2010, we had an aggregate annual module production capacity of 480 MW. In 2008, the shipment of our solar power products amounted to 107.2 MW, including 100.4 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 2.6 MW of modules sold. In 2009, the shipment of our solar power products amounted to 194.0 MW, including 181.5 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 8.3 MW of modules sold. In 2010, the shipment of our solar power products amounted to 347.8 MW, including 277.2 MW of solar cells sold, 3.4 MW solar cell and modules processed under OEM arrangements and 67.2 MW of modules sold. We had net revenues of $350.9 million, $284.9 million and $517.2 million in 2008, 2009 and 2010, respectively. We incurred net losses of $23.3 million and $10.3 million in 2008 and 2009, respectively, and had net income of $51.7 million in 2010.

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

As of December 31, 2010, we had 13 solar cell manufacturing lines with an aggregate manufacturing capacity of 404 MW per year, assuming the use of 156-millimeter monocrystalline silicon wafers. Our actual output of solar cells depends on the size of the silicon wafers that we use. Historically, we have used a mix of monocrystalline and multicrystalline silicon wafers, each in sizes of 125 millimeters and 156 millimeters.

Pricing of Our Solar Power Products

Solar Cells

Solar cells are priced based on the number of watts of electricity they can generate and on their conversion efficiency. Pricing per watt of solar cells is principally affected by manufacturing costs per watt, comprising of primarily the cost of silicon wafers, the overall market demand for solar cells, and some other factors, such as the exchange rate. Increased economies of scale and process technology advancements in the past resulted in a steady reduction in manufacturing costs and the price per watt of solar cells. However, since 2004, price per watt of solar cells began rising gradually due to rapid demand growth worldwide and the resulting shortages of silicon raw materials. Following several years of increases, prices of solar cells declined gradually in early 2007 mainly due to decreases in subsidies or feed-in tariffs in major end-markets of solar power products, such as Germany, as well as increased production output around the world. From the third quarter of 2007, average selling prices of our solar cells have increased due to increasing demand for solar power products and the appreciation of the Renminbi. In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis. During the same period, increased manufacturing capacity combined with decreased demand contributed to a decline in the average selling price of solar power products. The demand for solar power products is influenced by macroeconomic factors such as the global economic downturn, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. Although global demand began to recover from the second half of 2009, increasing costs of raw materials and expanded manufacturing capacity in the industry continued to cause pricing pressure of our solar power products.

We determine the power output of our solar cells based on their size and measured conversion efficiencies. We determine the price per watt of our solar cells based on the prevailing market prices when we enter into sales contracts with our customers or when our customers place purchase orders with us, taking into account the size of the contract or the purchase order, the strength, history and prospects of our relationship with the customer and our costs. Most of our customers pay premiums over the price of cells with normal conversion efficiency such as the standard P- type cells, for our high conversion efficiency cells such as the selective emitter solar cells, due to their higher conversion efficiency.

The average selling prices of our solar cells slightly decreased from $1.36 per watt in 2009 to $1.35 per watt in 2010, due primarily to decreased price of silicon raw materials. If demand for solar cell products declines and the supply of solar cell products continues to grow, the average selling price of our solar cells will be materially and adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — Volatile market and industry trends, in particular, the decline in demand for solar power products and continued downward pressure on the prices of our products will reduce our revenues and profitability” for more details.

Solar Modules

Solar modules are priced based on the number of watts of electricity they generate as well as the market price per watt for solar modules. We price our standard solar modules based on the prevailing market prices at the time we enter into sales contracts with our customers or our customers place their purchase orders with us, taking into account the size of the contract or the purchase order, the strength and history of our relationship with each customer, and our silicon raw materials costs or our costs to purchase solar cells. The average selling price per watt of our solar modules was $1.92 in the last two months of 2010. If demand for solar module products declines and the supply of solar module products continues to grow, the average selling price of our solar modules will be materially and adversely affected.

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

In the fourth quarter of 2007, we commenced commercial production of selective emitter cells, an improved version of the P-type solar cells that most solar cell manufacturers produce. We began pilot production of HP solar cells during the same quarter. In December 2008, we installed four new solar cell lines for the production of selective emitter cells. These four new lines are producing selective emitter cells with performance similar to those from the first line which produces selective emitter solar cells. In 2010, we installed three HP solar cell lines in the existing facilities.

In 2010, our research and the production management teams have made a concerted effort to improve the performance of our standard crystalline solar cells. We have reduced the wafer-cell non-silicon cost to a new low level of $0.20 per watt in the fourth quarter of 2010 while simultaneously improved the cell efficiency. In addition, our research team continued to focus on the development of advanced process technology for manufacturing other new products, such as Quasar-type solar cells.

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

Overview of Financial Results

Net Revenues

Our net revenues are net of value-added tax. Factors affecting our net revenues include average selling price per watt, unit volume sold and product demand for our solar power products. In addition to sale of solar cells and modules, in 2010 we derived revenues from selling silicon raw materials under our buy-and-sell arrangements with silicon wafer manufacturers. Before we acquired the two module manufacturers in November 2010, we also outsource to third parties the manufacturing of solar modules from our solar cells or purchase solar modules from third parties, and sell these solar modules to our customers.

In 2008, 2009 and 2010, non-related party customers contributing 10% or more of our total net sales accounted for approximately 33%, 11% and nil of our total net revenues, respectively. Such decrease in percentage in 2010 is due to our strategy to sell our solar cells to SST and NRE which were acquired by us in November 2010, upon our expansion into downstream solar power business. SST and NRE contributed 23.6% and 23.2% of our net revenues in 2010 prior to the acquisition, respectively.

The following table sets forth by region our total net revenues derived from sales of our products for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	(in thousands, except percentages)
Europe:
— Germany	$126,860	36.2%	$67,120	23.5%	$28,201	5.5%
— Italy	6,127	1.8	7,557	2.7	63,467	12.3
— Spain	9,399	2.7	2,743	1.0	19,171	3.7
— Others	51	0	1,783	0.6	36,922	7.1
Europe Total	142,437	40.7	79,203	27.8	147,761	28.6
PRC	196,628	56.0	185,177	65.0	330,378	63.8
India	1,154	0.3	1,657	0.6	—	—
South Korea	10,257	2.9	409	0.1	8,208	1.6
Australia	—	—	11,947	4.2	7,925	1.5
America	—	—	2,568	0.9	6,533	1.3
Others	444	0.1	3,904	1.4	16,414	3.2
Total net revenues	$350,920	100%	$284,865	100%	$517,219	100%

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and our operating expenses as a percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2008	2009	2010
Cost of revenues	95.6%	94.2%	82.2%
Operating expenses:
Selling and marketing expenses	1.1	1.0	1.1
General and administrative expenses	4.8	8.6	3.4
Research and development expenses	0.5	1.5	0.6
Total operating expenses	6.4%	11.1%	5.1%

Our cost of revenues decreased significantly in 2010 as a percentage of our total net revenues in 2010 primarily due to the decreased price of silicon raw materials and our reduced non-silicon cost.

Our operating expenses include general and administrative expenses, selling and marketing expenses and research and development expenses.

Our total operating expenses as a percentage of our total net revenues was 6.4%, 11.1% and 5.1% in 2008, 2009 and 2010, respectively. Our total operating expenses in 2009 as a percentage of our total net revenues was higher than that of 2008 and 2010 because our reserve in 2009 included the proposed settlement of the 2007 shareholder class action of $1.1 million and allowance for doubtful accounts receivable of $7.3 million. In addition, we incurred more material costs consumed in our research and development activities in 2009.

Cost of Revenues

Our cost of revenues consists primarily of:

•	Raw materials cost. Silicon raw materials, primarily in the form of silicon wafers, comprise a substantial majority of our cost of revenues. In addition to silicon raw materials, raw materials involved in our production also include metallic pastes, tempered glass, ribbon, laminate material (EVA,TPT), junction box, and aluminum frame. Since expanding into the module business, we have been purchasing solar cells from our in-house cell manufacturing division as well as other third-party suppliers for our module production.
•	Direct labor cost. Direct labor costs include salaries and benefits for manufacturing personnel. We expect direct labor costs to increase as we hire additional manufacturing personnel as we expand our production.
•	Overhead. Overhead costs include maintenance, utilities such as electricity and water used in manufacturing, and other support expenses associated with the manufacturing.
•	Depreciation and amortization of manufacturing facilities and equipment. Due to our capacity expansion, our depreciation and amortization expenses have increased. We expect depreciation to increase in absolute terms in the near future following the expansion of our manufacturing capacity.
•	Warranty costs. With respect to solar cell sales made with contractual warranty provisions, we accrue 0.5% of our net revenues as warranty costs at the time revenue is recognized. Our sales contracts concluded after December 2006 do not contain warranty provisions, which we believe is in line with the practice of other solar cell manufacturers in China. We do not expect to enter into solar cell sales contracts with warranty provisions in the future. We still accrue warranty costs for deliveries of solar cells under the contracts concluded before December 2006. With respect to solar modules, which are typically sold with a five-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase, we accrue

1.0% of our net revenues generated from module sales based on our competitors’ accrual history and industry practice. We expect warranty costs to increase in absolute terms as module sales will account for a larger portion of our net revenues as we expand into downstream solar power business.
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

General and administrative expenses account for the largest part of our operating expenses. In 2008, 2009 and 2010, our general and administrative expenses were $16.8 million, $24,5 million and $17.5 million, respectively. In 2009, our general and administrative expenses were higher than those in 2008 and 2010 primarily due to our reserve in 2009 for the proposed settlement of the 2007 shareholder class action of $1.1 million and allowance for doubtful accounts receivable of $7.3 million. In 2008, 2009 and 2010, we also recorded share-based compensation expenses of $3.2 million, $1.3 million and $0.5 million, respectively, in connection with the grants of share options and restricted shares to certain employees.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of post-sale service expenses, sales employee salaries, travel and entertainment expenses, freight expenses, and other sales and marketing expenses.

We expect that our selling and marketing expenses will increase in absolute terms in the near term as we increase our sales efforts, hire additional sales personnel, develop new markets and initiate additional marketing programs to establish our brand name.

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

Share-based Compensation Expenses

In 2008 and 2009, we entered into option award agreements pursuant to our first share incentive plan. Under these option award agreements, we had outstanding options to purchase 965,214 ordinary shares as of December 31, 2010. We also entered into two restricted share award agreements pursuant to our second share incentive plan. As of December 31, 2010, no restricted share was outstanding under these restricted share award agreements. See Item 6, “Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — Share Incentive Plan.” In 2008, 2009 and 2010, we recorded share-based compensation expenses of $3.2 million, $1.3 million and $0.5 million, respectively, in connection with the grants of share options and restricted shares to certain employees. Changes in the amount of share-based compensation will primarily affect our general and administrative expenses, reported net income and earnings per share.

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

As of December 31, 2010, there was $0.08 million in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the plan, which is expected to be recognized over a weighted-average period of 0.57 years.

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

The New EIT Law and the New EIT Law Implementation Rules provides that enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered PRC resident enterprises and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the New EIT Law Implementation Rules, a “de facto management body” is defined as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” If we are treated as PRC resident enterprises for PRC tax purposes, we will be subject to PRC enterprise income tax on our worldwide income at the 25% tax rate, which would have an impact on our effective tax rate. Additionally, under such circumstances that Sunergy Hong Kong is also treated as a PRC resident enterprise, dividends distributed from our PRC subsidiaries to Sunergy Hong Kong and ultimately to us could be exempt from withholding tax, and dividends from us to our foreign investors would be subject to a withholding tax at 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement.

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

Based on the Circular, the management chooses to enjoy the transitional relief, i.e. 12.5% from 2008 to 2010, for Sunergy Nanjing. Sunergy Nanjing was in a tax loss position under PRC tax law in 2004, 2005, 2007, 2008 and 2009, and thus was not subject to any enterprise income tax during these periods. Sunergy Nanjing is subject to such enterprise income tax in 2010.

Sunergy Shanghai was established in November 2007 and its applicable enterprise income tax rate is 25%. Sunergy Shanghai did not have substantive operations and had incurred minimal non-operating related losses in 2007, 2008, 2009 and 2010.

SST was acquired in November 2010. It obtained the HNTE certificate in 2009, with a valid period between 2009 and 2011, and thus is eligible for a 15% preferential tax rate during this period.

NRE was acquired in November 2010 and its applicable enterprise income tax rate is 25%.

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

Revenue Recognition

Sales of solar cells and modules are recorded when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. We sell our solar power products at agreed upon prices to our customers, which reflect prevailing market prices. Our considerations for recognizing revenue are based on the following:

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

Allowance for Doubtful Accounts

We conduct credit evaluations of customers and generally do not require collateral or other security from them. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. We generally do not require collateral or other security interests from our customers when we grant them credit. However, we maintain a reserve for potential credit losses and such losses have historically been within our expectations. We raise an allowance for doubtful accounts primarily based on the age of the receivables or prepayments and other factors like the length of time receivables are passing due, previous loss history and the counterparty’s current ability to fulfill its obligation. In 2009, we recorded $7.3 million allowance for doubtful accounts, primarily attributable to the doubtful accounts in connection with our sales to a major client of us in 2008 due to the worsening financial condition of this client.

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

Impairment of Long-lived Assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets. The determination of fair value of the long lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. This analysis also relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized. We identified certain long-lived assets that were no longer actively used due to obsolete technology or poor physical conditions as of December 31, 2009, resulting in a loss of $0.8 million.

Business combination

Our consolidated financial statements reflect the results of an acquired business after the completion of the acquisition. We account for business combinations using the purchase method of accounting, which requires that most assets acquired and liabilities assumed be recorded at the date of acquisition at their fair values. Any excess of the purchase price over the assigned values of the net assets acquired is recorded as goodwill.

The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. There are several methods that can be used to determine fair value. For intangible assets, we typically use the income method. This method starts with our forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash-flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include:

•	amount and timing of projected future cash flows;
•	amount and timing of projected costs to develop commercially viable products and services;
•	discount rate selected to measure the risks inherent in the future cash flows; and
•	assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of (1) any technical, legal, regulatory or economic barriers to entry and (2) expected changes in standards of practice for indications addressed by the asset.

Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

Goodwill Impairment

Goodwill is required to be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that these assets might be impaired. If we determine that the carrying value of our goodwill has been impaired, the carrying value will be written down.

To assess potential impairment of goodwill, we perform an assessment of the carrying value of the reporting unit at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of the reporting unit below its carrying value. If the carrying value of reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit exceeds its implied fair value. We estimate the fair value of the reporting unit through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results, appropriate discount rates and long-term growth rates. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of the reporting unit will change, which could affect the amount of goodwill impairment charges, if any. We have not recognized any impairment charge in 2010. We are currently not aware of any impairment charge of the goodwill.

Warranty Costs

Historically, some of our sales contracts with overseas customers provided for a 10- or 20-year warranty for the performance of our solar cells against declines in certain technical specifications, primarily the minimum power generation capacity specified at the time of delivery. Since the beginning of 2007, we have aborted such warranty terms in solar cell sales contracts. We also sell our module products to customers along with a warranty on the performance of solar module products at certain levels of conversion efficiency for an extended period. Our solar modules are typically sold with a warranty up to 25 years against specified declines in the initial minimum power generation capacity at the time of sale. In addition, we provided warranty for our solar modules against defects in materials and workmanship for a period of five years from the date of sale. We, therefore, maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these warranties. We accrue the estimated costs of warranties at 0.5% of our solar cell sales made with warranty provisions and 1.0% of our solar module sales, respectively, and include that amount in our cost of revenue. Because we are a relatively new company, we have a limited warranty claim period. We also engage in product quality assurance programs and processes, including monitoring and evaluating the quality of suppliers, in an effort to ensure the quality of our products and reduce our warranty exposure. As we have not experienced significant warranty claims to date in connection with declines of the power generation capacity or other technical specifications of our solar cells or solar modules, we estimate our warranty costs based on our actual historical cost data, competitor data and academic research which are reviewed by our quality review staff. Although we conduct quality testing and inspection of our solar cell products, our solar cell products have not been tested in an environment simulating the up to 20-year warranty periods. We acknowledge that such estimates are subjective, and we will continue to analyze our claim history and the performance of our products compared to our competitors and academic research to determine whether our accrual is adequate. Actual warranty costs are accumulated and charged against accrued warranty liability. Our warranty obligation will be affected not only by our product failure rates, but also by costs incurred to repair or replace failed products as well as any service delivery costs incurred in correcting a product failure. If our actual product failure rates, material usage or service delivery costs differ from our estimates, we will need to prospectively revise our estimated warranty liability accrual rate.

Valuation of Share-based Compensation

We record share-based compensation expense based on the fair value of the options and other awards on the date of grant.

In 2008 and 2009, we granted share options and restricted shares to certain of our employees. We incurred share-based compensation expenses of $3.2 million, $1.3 million and $0.5 million for the years ended December 31, 2008, 2009 and 2010, respectively. We used the binomial option-pricing method to determine the amount of employee share-based compensation expenses. This approach requires us to make assumptions on such variables as share price volatility, expected lives of awards and discount rates. Changes in these assumptions could significantly affect the amount of employee share-based compensation expenses we recognize in our consolidated financial statements. See Item 5, “— Overview of Financial Results — Share-based Compensation Expenses.”

Income Taxes

As required by Accounting Standards Codification 740, “Income Taxes,” we periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative operating experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. On October 21, 2008, Sunergy Nanjing obtained a HNTE certificate with a three-year validity term, from 2008 to 2010. SST was acquired in November 2010. It obtained the HNTE certificate in 2009, with a valid period between 2009 and 2011, and thus is eligible for a 15% preferential tax rate during this period. NRE was acquired in November 2010 and its applicable enterprise income tax rate is 25%. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations, with each item expressed as a percentage of our total net revenues. Our limited operating history makes the prediction of future operating results very difficult. Period-to-period comparisons of our operating results should not be relied upon as indicative of future performance. Item 3 “Key Information — Risk Factors — Risks Related to Our Company and Our Industry — Our limited operating history may not serve as an adequate measure of our future prospects and results of operations.”

	Year Ended December 31,
	2008		2009		2010
	(in thousands, except percentages)
Net revenues	$350,920	100.0%	$284,865	100.0%	$517,219	100.0%
Cost of revenues	(335,454)	(95.6)	(268,252)	(94.2)	(424,917)	(82.2)
Gross profit	15,466	4.4	16,613	5.8	92,302	17.8
Operating expenses
Selling and marketing expenses	(3,866)	(1.1)	(2,920)	(1.0)	(5,467)	(1.1)
General and administrative expenses	(16,779)	(4.8)	(24,517)	(8.6)	(17,518)	(3.4)
Research and development expenses	(1,871)	(0.5)	(4,382)	(1.5)	(3,346)	(0.6)
Total operating expenses	(22,516)	(6.4)	(31,819)	(11.1)	(26,331)	(5.1)
Income (loss) from operations	(7,050)	(2.0)	(15,206)	(5.3)	65,971	12.7
Interest expense	(8,455)	(2.5)	(7,719)	(2.7)	(9,065)	(1.7)
Interest income	1,665	0.5	1,633	0.6	1,162	0.2
Changes in fair value of derivatives	(9,864)	(2.8)	8,020	2.8	2,920	0.6
Other income (expense), net	(2,268)	(0.6)	2,100	0.7	(3,687)	(0.7)
(Loss) income before income taxes	(25,972)	(7.4)	(11,172)	(3.9)	57,301	11.1
Tax benefit (expense)	2,648	0.8	903	0.3	(5,567)	(1.1)
Net income (loss) income	(23,324)	(6.6)	(10,269)	(3.6)	51,734	10.0
Net income (loss) attributable to China Sunergy Co., Ltd.	(23,324)	(6.6)	(10,269)	(3.6)	51,734	10.0
Net imcone (loss) attributable to China Sunergy Co., Ltd. ordinary shareholders	$(23,324)	(6.6)%	(10,269)	(3.6)%	51,734	10.0%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues.  Our total net revenues increased by $232.3 million, or 81.5%, from $284.9 million in 2009 to $517.2 million in 2010. Our net revenues increased primarily due to an increase in the volume of our solar power product sales.

In 2010, we shipped 347.8 MW of solar power products including 277.2 MW solar cells, 3.4 MW solar cells and modules processed under OEM arrangements and 67.2 MW of solar modules, compared to sales of 194.0 MW of solar power products, including 181.5 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 8.3 MW of modules sold in 2009. The increase in our sales of solar power products was due primarily to the macroeconomic economic conditions and the increase of our available manufacturing capacity and production output resulted from both the expansion of our solar cell production capacity and the acquisitions of module business.

Cost of Revenues.  Our cost of revenues increased by $156.6 million, or 58.4%, from $268.3 million in 2009 to $424.9 million in 2010. Our cost of revenues increased primarily due to the increased volume of our solar power product sales, partially offset by the decreased price of silicon raw materials and our reduced non-silicon cost.

Silicon raw materials, primarily silicon wafers, accounted for approximately 80% of our cost of revenue in 2010 compared to 76.6% in 2009 due primarily to the reduced non-silicon cost in 2010. As a percentage of our total net revenues, our cost of revenues decreased from 94.2% in 2009 to 82.2% in 2010.

Gross Profit.  As a result of the foregoing, our gross profit in 2010 increased by $75.7 million to $92.3 million, from $16.6 million in 2009. Our gross margin increased from 5.8% in 2009 to 17.8% in 2010.

Operating Expenses.  Our operating expenses decreased by $5.5 million, or 17.3%, from $31.8 million in 2009 to $26.3 million in 2010. The decrease in operating expenses was primarily due to decreases in general and administrative expenses. As a percentage of our total net revenues, operating expenses decreased from 11.2% in 2009 to 5.1% in 2010.

General and administrative expenses.  Our general and administrative expenses decreased by $7.0 million, or 28.6%, from $24.5 million in 2009 to $17.5 million in 2010. The decrease in our general and administrative expenses was due primarily to our reserve in 2009 for the proposed settlement of the 2007 shareholder class action of $1.1 million and allowance for doubtful accounts receivable of $7.3 million, which was primarily attributable to the doubtful accounts in connection with our sales to a major client of us in 2008 due to the worsening financial condition of this client, partially offset by increased salary and other benefits expenses due to our acquisition of the two module manufacturers in November 2010.

Selling and marketing expenses.  Our selling and marketing expenses increased by $2.6 million, or 89.7%, from $2.9 million in 2009 to $5.5 million in 2010. The increase in our selling and marketing expenses was due primarily to the increase in logistic fee for products delivery and the amortization cost of intangible assets regarding customer relationship incurred by the two module manufacturers we acquired.

Research and development expenses.  Research and development expenses decreased by $1.1 million, or 25%, from $4.4 million in 2009 to $3.3 million in 2010. The decrease in research and development expenses was primarily because we conducted more research and development activities and consumed more raw materials in the research and development activities in 2009 than in 2010.

Interest Expense.  Our interest expenses increased by $1.4 million, or 18.2%, from $7.7 million in 2009 to $9.1 million in 2010. The increase was due primarily to increase in the total amount of bank borrowings.

Interest Income.  Our interest income decreased slightly by $0.4 million, or 25%, from $1.6 million in 2009 to $1.2 million in 2010, due primarily to the decrease of the interest rate applied to certain of our bank deposits.

Change in Fair Value of Derivative.  In 2010, we had a gain on the change in fair value of derivative of $2.9 million, compared to a gain on the change in fair value of derivative of $8.0 million in 2009. The higher gain in fair value of derivative in 2009 was mainly attributable to the termination of the embedded foreign currency derivative instruments in connection with the termination of one of our long term supply contract in September 2009.

Net Other Income (Expense).  In 2010, we recorded net other expenses of $3.7 million, due primarily to foreign exchange loss of $5.1 million as a result of the depreciation of Euros and U.S. Dollars. In 2009, we recorded net other income of $2.1 million, due primarily to the gain of $2.2 million from the repurchases of the convertible senior notes, which was partially offset by the foreign exchange loss of $0.5 million in the same year. We did not repurchase any of our outstanding convertible senior notes during 2010.

Net Income (Loss).  As a result of the foregoing, we achieved a net income of $51.7 million in 2010, compared to net loss of $10.3 million in 2009.

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

Operating Expenses.  Our operating expenses increased by $9.3 million, from $22.5 million in 2008 to $31.8 million in 2009. The increase in operating expenses was due to increases in general and administrative expenses and research and development expenses. As a percentage of our total net revenues, operating expenses increased from 6.4% in 2008 to 11.1% in 2009.

General and administrative expenses.  Our general and administrative expenses increased by $7.7 million, from $16.8 million in 2008 to $24.5 million in 2009. The increase in our general and administrative expenses was due primarily to the reserve for the proposed settlement of the 2007 shareholder class action of $1.1 million and allowance for doubtful accounts receivable of $7.3 million, which was primarily attributable to the doubtful accounts in connection with our sales to a major client of us in 2008 due to the worsening financial condition of this client, offset in part by a decrease in share based compensation expenses from $3.2 million in 2008 to $1.3 million in 2009.

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

Interest Expense.  Our interest expenses decreased from $8.5 million in 2008 to $7.7 million in 2009. The decrease was due primarily to a decrease in average interest rate of our short-term bank borrowings.

Interest Income.  Our interest income decreased slightly from $1.7 million in 2008 to $1.6 million in 2009, due primarily to a decrease in average interest rate of our bank deposits.

Change in Fair Value of Derivative.  In 2009, we had a gain on the change in fair value of derivative of $8.0 million, compared to a loss on the change in fair value of derivative of $9.9 million in 2008. The gain was mainly attributable to the termination of the embedded foreign currency derivative instruments in connection with the termination of one of our long term supply contract in September 2009. See “— Critical Accounting Policies — Derivative Financial Instruments” for more details.

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

Net Income (Loss).  As a result of the foregoing, we incurred a net loss of $10.3 million in 2009, compared to net loss of $23.3 million in 2008, because the business conditions have been improving from the second quarter of 2009.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from equity contributions by our shareholders, operations and long-term and short-term borrowings.

In July 2008, we completed an offering of $54.5 million aggregate principal amount of 4.75% convertible senior notes. The notes are convertible at any time prior to the close of business on the third business day immediately preceding the maturity date, unless previously redeemed, at the option of the holders into our ADSs at a conversion price of $12.30 per ADS, subject to certain adjustments. In connection with the convertible senior notes offering, we also offered 4,431,000 ADSs in an ADS borrow facility. During the fourth quarter of 2008, we conducted open market repurchases of the convertible senior notes, and through December 31, 2008, we repurchased $6.5 million aggregate principal amount of the convertible senior notes for a total cash consideration of $2.0 million. In June 2009, we conducted open market repurchases of $4.0 million aggregate principal amount of the convertible senior notes for a total cash consideration of $1.8 million. We did not repurchase any of our outstanding convertible senior notes during 2010.

As of December 31, 2008, 2009 and 2010, we had $94.8 million, $123.9 million and $106.5 million, respectively, in cash and cash equivalents, $97.3 million, $102.5 million and $169.7 million, respectively, in outstanding borrowings. Our cash and cash equivalents primarily consist of cash on hand and demand deposits placed with banks. As of December 31, 2008, 2009 and 2010, $97.3 million, $102.5 million and $139.5 million, respectively, of our outstanding borrowings were due within one year. These borrowings expire at various times throughout the year. Our short-term borrowings outstanding as of December 31, 2008, 2009 and 2010 bore an average interest rate of 7.42%, 5.62% and 5.33%, respectively. We did not have any long-term borrowings as of December 31, 2008 and 2009. We had $30.2 million long-term borrowings as of December 31, 2010, which bore an average interest rate of 3.51%. We have historically been able to repay our borrowings as they became due from capital contributions from our shareholders, proceeds from short-term and long-term borrowings and note offering, and our operating cash flows. See Item 3, “Key Information — Risk Factors — Risks Related to Our Company and Our Industry — We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.”

As of December 31, 2010, approximately $128.4 million of the short-term bank borrowings have been guaranteed Mr. Tingxiu Lu, our chairman, CEEG, a company controlled by Mr. Lu, and Jiangsu CEEG Electrical Equipment Manufacturing Co., Ltd., a company controlled by Mr. Lu. In an agreement between Sunergy Nanjing and CEEG dated December 18, 2006, CEEG had undertaken to guarantee the bank borrowings of Sunergy Nanjing for up to RMB1 billion, subject to adjustment in the event of the material change of CEEG’s credit or operation status, for one year after our initial public offering. In May 2008 and April 2010, Sunergy Nanjing and CEEG signed agreements to further extend the term of the above agreement to May 16, 2010 and further to May 31, 2011.

Historically, we have significant working capital commitments because suppliers of silicon wafers and other silicon-based raw materials require us to make prepayments in advance of shipment. Due to the industry-wide shortage of silicon raw materials in the past several years, working capital and access to financings for the purchasing of silicon raw materials were critical to growing our business. However, due to the relative oversupply of polysilicon, prepayment as a percentage of the entire contract has been reducing. In 2010, most of our suppliers granted us credit terms under their contracts with us. Our advances to suppliers decreased significantly to $0.2 million as of December 31, 2009 from $7.3 million as of December 31, 2008. However, the prepayment increased to $8.5 million as of December 31, 2010 as we increase the prepayment in some of our contracts in order to maintain our relationship and preferential price with qualified suppliers. Depending on the supply and demand situation, going forward, our purchases of silicon raw materials may continue to require us to make certain working capital commitments from time to time as we expand our production.

Inventories, one of the principal components of our current assets, increased from $22.6 million as of December 31, 2009 to $72.3 million as of December 31, 2010 primarily due to the acquisitions of module business.

We generally require customers to make prepayment before delivery. However, depending on their credit history with us, we historically granted our large customers credit terms of 30 to 60 days. Our accounts receivable increased from $15.3 million as of December 31, 2009 to $65.6 million as of December 31, 2010. The increase in our accounts receivable was primarily due to the acquisition of module business.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Net cash generated from operating activities	$91,954	$28,965	$30,752
Net cash used in investing activities	(88,244)	(3,140)	(51,818)
Net cash provided by (used in) financing activities	15,899	2,978	(4,625)
Net increase (decrease) in cash and cash equivalents	34,342	29,055	(17,387)
Cash and cash equivalents at the beginning of the year	60,458	94,800	123,855
Cash and cash equivalents at the end of the year	$94,800	$123,855	$106,468

Operating Activities

Operating activities during the year ended December 31, 2010 provided $30.8 million of cash inflow in 2010. Operating cash inflows are largely attributable to revenues derived from the sales of our solar power products. Operating cash outflows are largely attributable to recurring expenditures for raw materials, labor, administration, marketing, and other activities. Changes in the components of our working capital also impact cash flow from operating activities. For the year ended December 31, 2010, our business generated substantial cash inflow as we increased net revenues by 81.5% from $284.9 million in 2009 to $517.2 million in 2010. Our cost of revenues and operating expenses, after deducting non-cash operating items, increased by 56.1% from $279.8 million in 2009 to $436.7 million in 2010. We had a net operating cash outflow in working capital of $33.6 million for the year ended December 31, 2010. The cash outflow in working capital was primarily due to a significant increase in inventories as a result of increased requirement for more silicon raw materials and solar cells in connection with the expansion of production capacity and the expansion to downstream business, and a significant increase in amounts due from related parties as a result of our increased sales of modules to related parties.

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

Investing Activities

Net cash used in investing activities in 2010 was $51.8 million, as compared to $3.1 million and $88.2 million in 2009 and 2008, respectively. Net cash used in investing activities in 2010 was primarily attributable to our acquisition of SST and NRE in the aggregate amount of $46.0 million, our purchase of property, plant and equipment in the amount of $14.6 million in connection with the expansion of our solar cell manufacturing lines, partly offset by cash of $16.0 million assumed upon the acquisition of SST and NRE. Net cash used in investing activities in 2009 was primarily attributable to our purchases of property, plant and equipment in the amount of $9.9 million, partly offset by a decrease in restricted cash of $6.7 million in connection with the release of certain promissory note facilities. Net cash used in investing activities in 2008 was primarily attributable to our purchases of property, plant and equipment in the amount of $44.1 million in connection with the expansion of our solar cell manufacturing lines, as well as an increase in restricted cash of $38.9 million in connection with deposit with banks for securing letter of credit and promissory note facilities for procurement of silicon raw materials.

Financing Activities

Net cash used in financing activities was $4.6 million in 2010, primarily due to our repayment of short-term bank borrowings in the amount of $168.4 million, partly offset by proceeds from short-term bank borrowings in the amount of $133.6 million and long-term bank borrowings in the amount of $30.2 million. Net cash provided by financing activities was $3.0 million in 2009, primarily attributable to proceeds from short-term borrowings in the amount of $131.0 million, partly offset by repayment of bank borrowing in the amount of $125.9 million. Net cash provided by financing activities was $15.9 million in 2008, primarily attributable to proceeds from short-term borrowings in the amount of $142.5 million and proceeds from our issuance of convertible senior notes in the amount of $54.5 million, partly offset by repayment of bank borrowing in the amount of $175.1 million.

Historically, we have relied on our current cash, cash equivalents, short-term borrowings, proceeds from our convertible senior notes offering in July 2008 and anticipated cash flow from operations to meet our anticipated cash needs. We may, however, require additional cash as we expand our businesses. In addition, future acquisitions, investments, market changes or other developments may also require additional financing. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. However, any future financial downturn may significantly restrict our ability to obtain financing in the capital markets or from financial institutions. Furthermore, we cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

Capital Expenditures

We incurred capital expenditures of $49.3 million, $9.9 million and $60.7 million in 2008, 2009 and 2010, respectively. Our capital expenditures have been used primarily to build our plant, purchase equipment for our solar cell manufacturing lines, and acquire module business in 2010. We estimate that our capital expenditures will be approximately $120 million to $200 million in 2011, and will be used primarily to expand our solar cell and solar module manufacturing lines.

C. Research and Development

Our senior management team heads our research and development efforts and sets strategic directions for the advancement of our products and manufacturing processes. Dr. Jianhua Zhao, our vice chairman and chief technology officer, and Dr. Aihua Wang, our vice president are all experienced solar power researchers. Under their guidance, our research and development plans include the following areas:

•	Development of the manufacturing process for new solar cell structures. We focus our research and development efforts on the process technology of new type of solar cells. Based on Dr. Zhao and Dr. Wang’s previous experience working with high efficiency solar cells, including developing what were the most efficient crystalline silicon solar cells in the world, we have successfully conducted research and a large number of experiments on solving the technical problems associated with manufacturing new types of solar cells and we are in the process of developing Quasar cells.
•	Increase our solar cell manufacturing efficiency and reduce the manufacturing costs. In 2010, our research team has made a concerted effort to improve the performance of our standard HP solar cells. We also made efforts in continuously optimizing the processing parameters and conditions for each manufacturing step to streamline our manufacturing process and reduce the manufacturing costs. We are also working collaboratively with metallic paste manufacturers to reduce the paste used for our manufacturing without affecting solar cell performance. Hence, our wafer-cell non-silicon costs has been reduced to a new low level of $0.20 per watt in the fourth quarter of 2010.

We believe that the continual improvement of our technology is vital to maintaining our long-term competitiveness. Therefore, we have established our own solar power research center and have installed an experimental manufacturing line dedicated to our research and development.

To further leverage our internal advanced research and development capability, we have established cooperative relationships with several universities and institutions in China, including Nanjing University, Southeast University and Hebei University of Technology, each a leading science and engineering university in China. We have also entered into cooperation agreement with CEEG (Nanjing) Semiconductor Co., Ltd., an entity controlled by our chairman, and Nanjing University of Aeronautics and Astronautics, one of the leading science and engineering universities in China, to jointly develop solar wafer cutting and texture technology. Besides, we have been collaborating with a number of solar cell equipment suppliers and material suppliers to test their new products, with the purpose to improve the performance of solar cells. In addition, we have also entered into cooperation agreement with Intelume Laser Systems (Shenzhen) Co.,Ltd., a China based laser system development Company, to jointly develop solar cells laser edge isolation equipment. We believe our collaborative efforts with these institutions have kept us apprised of the latest industry trends and developments, helped implement our own innovation initiatives and will continue to contribute to our technological advancement.

In addition, several government authorities in China, including, Ministry of Finance and Jiangsu Science and Technology Department, have provided us or committed to provide us with grants for our research in solar power technologies. Jiangsu Science and Technology Department also recognized our research and development capability by establishing the photovoltaic engineering technology research center in our company, which has passed the acceptance of Jiangsu Science and Technology Department in August 2009. We have invited solar power experts from external research institutes to form the expert commission for such research center.

Our gross expenditures on research and development were $1.9 million, $4.4 million and $3.3 million in 2008, 2009 and 2010, respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2010 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	2,316	1,390	587	201	138
Purchase obligations(1)	13,089	12,595	494	—	—
Convertible senior notes(2)	49,138	2,090	47,048	—	—
Long-term borrowings(3)	32,081	1,060	31,021	—	—
Total	96,624	17,135	79,150	201	138

(1)	Includes commitments to purchase production equipment in the amount of $5.5 million. Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2010. This table does not reflect our short-term debt obligations, which as of December 31, 2010 totaled $139.5 million.
(2)	Assumes redemption of $44.0 million aggregate principal amount of 4.75% convertible senior notes due June 2013. Assumes none of the convertible senior notes have been converted into ordinary shares. This figure also includes interest payable until June 15, 2013.
(3)	Long-term borrowings have an annual interest rate of 3.51%. This figure includes the interest payable amount in connection with such long-term borrowings.

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

We caution you not to place undue reliance on forward-looking statements. You should read these statements in conjunction with the risk factors disclosed in Item 3 of this annual report, “Key Information — Risk Factors.” We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position
Tingxiu Lu	49	Chairman
Stephen Zhifang Cai	49	Director and Chief Executive Officer
Jianhua Zhao	55	Vice Chairman and Chief Technology Officer
Shiliang Guo	47	Director
Merry Tang	51	Independent Director
Xiaoqian Zhou	70	Independent Director
Jian Li	56	Independent Director
Steve Morgan	60	Independent Director
Wenze Wang	69	Independent Director
Aihua Wang	57	Vice President and General Manager of Research and Development Division
Yongfei Chen	35	Acting Chief Financial Officer

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

Mr. Stephen Zhifang Cai has been our chief executive officer since March 2010 and our director since April 2010. Mr. Cai has served as a director of CEEG since March 2008, and served as vice president of CEEG and chief executive officer of CEEG PV Business from March 2008 to March 2010. From 2007 to 2010, he also served as the chairman of SST, an entity formerly controlled by our chairman that we acquired in November, 2010. Mr. Cai has also served as a director of Shanghai X-fort Composite Material Co., Ltd., a China based composite material manufacturer, since 2008. From 1992 to 2006, Mr. Cai served in several management roles within DuPont China Group Co., Ltd., including general manager of the safety and protection business of Asia-Pacific area (east Asia region), leader of DuPont China’s Aramid fiber project and general manager of advanced fiber business for Greater China. Mr. Cai received a bachelor’s degree in Chemical Fiber from the East China Institute of Textile Science and Technology in 1982. He also received an MBA from Fudan University in 2002.

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

Mr. Shiliang Guo has been a director of our company since May 2009. Mr. Guo once served as a director of our company from May 2006 to July 2007 and he served as our acting chief financial officer from May to October 2009. Since 2009, Mr. Guo has served as the vice president and chief financial officer of China Electric Equipment (Jiangsu) Co., Ltd. Mr. Guo has also served as a director of CEEG since 2008 and the chief financial officer of CEEG from 2004 to 2009. From 1993 to 2004, Mr. Guo served as chief accountant with Yangzhou Zhengxin Certified Public Accountant Co., Ltd., Yangzhou Xingda Certified Public Accountant Co., Ltd. and Yangzhong Certified Public Accountant Co., Ltd., respectively. Mr. Guo received a bachelor’s degree in finance from Suzhou University in 1984. He obtained the qualification of PRC Certified Public Accountant in 1993.

Independent Directors

Ms Merry Tang has been an independent director of our company since June 2008. She is currently a principal and managing partner of GTZY CPA Group, LLC. Ms. Tang served a managing director at GTA International, LLC and Partner at Tang & Company, PC — both U.S.-based CPA firms offering services in risk assessment, audit engagements and Sarbanes-Oxley — related documentation to leading banks, financial service providers and telecommunications firms from 2006 to 2008. Prior to that, Ms. Tang gained “Big 4” experience at PricewaterhouseCoopers LLP where she served as senior auditor and engaged in various high profile clients’ financial and IT audits from 2004 to 2006. Ms. Tang also worked at Lucent Technologies, Inc. as a finance manager from 1996 to 2004. Ms. Tang graduated from the Central University of Finance & Banking, Beijing, China with a bachelor degree in banking in 1983 and an master degree in Finance in 1986, before going on to receive her master degree in accounting from the State University of New York at Albany in 1993.

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

Mr. Yongfei Chen has been our acting chief financial officer since November 2010. From 2003 to 2010, Mr. Chen worked in CEEG with his last role as the general manager of the finance department. Prior to that, he was an accountant at Yangzhong Sub-branch of China Construction Bank from 1997 to 2002. Mr. Chen graduated from Yanshan University with a major in industrial management engineering in 1997. He is currently a PRC Certified Public Accountant.

The address of our directors and executive officers is c/o China Sunergy Co., Ltd., No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.

B. Compensation of Directors and Executive Officers

For the year ended December 31, 2010, the aggregate cash compensation that we paid to our executive officers was RMB12.7million (approximately $1.9 million). There are no service contracts between us and our directors, except for those directors who are also our executive officers. For the year ended December 31, 2010, we paid an aggregate of RMB0.4 million (approximately $64,000) for pension and other social insurance contribution for our senior executive officers. For option grants to our officers and directors, see Item 6, “Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — Share Incentive Plan.”

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

Share Incentive Plan

In October 2006, our board of directors adopted a share incentive plan, or the First Plan, later amended in April 2007 and May 2009, respectively, to link the personal interests of our board members, employees and consultants to those of our shareholders by providing them with an incentive to generate superior returns for our shareholders, as well as to provide us with the flexibility to motivate, attract and retain the services of these individuals upon whose judgment, interest and special effort the successful conduct of our operations is dependent. The First Plan provides for the grant of options, referred to as “awards,” and we have reserved 2,500,000 shares for issuance under the First Plan. We adopted a second share incentive plan, or the Second Plan, after obtaining the approval by shareholders in February 2008. We have reserved 4,190,748 shares for issuance under the Second Plan. As of December 31, 2010, our board of directors has granted certain of our officers, employees and consultants an aggregate of 1,336,794 options and 2,996,896 restricted shares, excluding options and restricted shares forfeited pursuant to the above plans.

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

The following table summarizes, as of December 31, 2010, the outstanding options granted under our plans to several of our directors and executive officers and to other individuals. We have two types of vesting schedules for options. A substantial portion of options vest over a four-year period beginning in October 2006, April 2007, January 2008, February 2008, June 2008 or January 2009. Other options vest on the first anniversary of the grant date. All restricted shares granted under our plans have either been vested or forfeited. These restricted shares vested over a three year period beginning July 2007.

Name	Ordinary Shares Underlying Options Granted	Exercise Price	Grant Date	Date of Expiration
Xiaoqian Zhou	100,800	$1.283	April 2007	April 2017
Other individuals as a group	2,926,328	$1.283	October 2006, April 2007, January 2008 or January 2009	October 2016, April 2017, January 2018 or January 2019
	180,642	$0.70	January 2009	January 2019 or January 2014

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

D. Employees

We had 1,799 and 1,848 employees as of December 31, 2008 and 2009, respectively. As of December 31, 2010, we had 3,599 full-time employees, consisting of 2,762 in manufacturing, 160 in equipment maintenance, 258 in quality assurance, 29 in purchasing, 63 in research and development, 82 in sales and marketing and 245 in general and administrative. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

E. Share Ownership

The following table sets forth information, some of which has been obtained from public filings, with respect to the beneficial ownership of our ordinary shares as of March 31, 2011, by:

•	each of our directors and executive officers who are also our shareholders; and
•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Tingxiu Lu(3)	39,184,200	14.7
Jianhua Zhao(4)	15,900,000	5.9
Aihua Wang(4)	15,900,000	5.9
Xiaoqian Zhou(5)	*	*
All Directors and Executive Officers as a Group	55,185,000	20.6
Principal Shareholders:
Elite Shine Group Limited(6)	39,184,200	14.7
Credit Suisse AG(7)	37,574,532	14.1
Exuberance Investment Limited(8)	32,678,274	12.2
Smooth King Investments Limited(9)	21,295,800	8.0
Brightest Power Holdings Limited(10)	15,900,000	5.9
PraxCapital Fund II, L.P(11)	16,043,934	6.0

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC, and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 267,287,253, being the number of ordinary shares outstanding as of March 31, 2011 plus the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2011.
(3)	Includes 39,184,200 ordinary shares, beneficially owned by Elite Shine Group Limited, a British Virgin Islands company, which is 100% owned by Mr. Lu. The business address for Mr. Lu is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China. Elite Shine Group Limited has entered into certain share pledge agreement in September 2009 with a Chinese bank. Pursuant to the share pledge agreement, 9,184,200 of our ordinary shares beneficially owned by Elite Shine Group Limited, or the Pledged Shares, were pledged to such Chinese bank to secure a syndicated loan arranged by it to a company controlled by Mr. Lu. The share pledge agreement does not grant the Chinese bank the power to vote or to direct the vote of the Pledged Shares, or, prior to default, the power to dispose or to direct disposition of the Pledged Shares.

(4)	Includes 15,900,000 ordinary shares, beneficially owned by Brightest Power Holdings Limited, a British Virgin Islands company, which is 100% owned by Dr. Zhao and Dr. Wang. Dr. Zhao and Dr. Wang are husband and wife, and their business address is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.
(5)	Represents ordinary shares issued and issuable upon exercise of options held by Mr. Zhou. Mr. Zhou’s address is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.
(6)	Elite Shine Group Limited is 100% owned by Mr. Lu. The address of Elite Shine Group Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.
(7)	Based on a Schedule 13G Amendment No. 3 filed by Credit Suisse AG on February 14, 2011, this represents the shares that may be deemed to be beneficially owned by Credit Suisse AG and includes 32,678,274 shares that China Harvest Fund, L.P. beneficially owns because of Credit Suisse AG’s relationship to China Harvest Fund, L.P.. Credit Suisse AG disclaims beneficial ownership of these 32,678,274 shares. The ultimate parent company of Credit Suisse AG is Credit Suisse Group AG, a corporation formed under the laws of Switzerland. Credit Suisse Group AG disclaims beneficial ownership of shares beneficially owned by its direct or indirect subsidiaries, including Credit Suisse AG. Credit Suisse AG’s business address is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. See footnote 8 for additional discussion of these shares.
(8)	Based on a Schedule 13G filed by Exuberance Investment Limited on February 14, 2008, this represents 32,678,274 ordinary shares held by Exuberance Investment Limited, a British Virgin Islands company, with the registered address at P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. Exuberance Investment Limited is 97.83% owned by China Harvest Fund, L.P., a Cayman Islands exempted limited partnership, and 2.17% owned by China Harvest Parallel Fund I, L.P., a Cayman Islands exempted limited partnership, each with the registered address at the offices of M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The general partner of China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is China Renaissance Capital Investment, L.P., a Cayman Islands exempted limited partnership. Voting and investment power of shares beneficially held by China Harvest Fund, L.P. is exercised by the investment committee of China Renaissance Capital Investment, L.P. which consists of Mark Qiu, Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi. The address for these committee members is c/o China Renaissance Capital Investment, L.P., M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
(9)	Smooth King Investments Limited is 100% owned by Ms. Yingchun Huang. The address of Smooth King Investments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.
(10)	Brightest Power Holdings Limited is 100% owned by Dr. Zhao and Dr. Wang. The address of Brightest Power Holdings Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.
(11)	Based on a Schedule 13G Amendment No. 1 filed by PraxCapital Fund II, L.P. on February 13, 2009, this represents 16,043,934 ordinary shares held by PraxCapital Fund II, L.P., a Cayman Islands limited partnership, with the registered address at P.O. Box 309GT, Ugland House, South Church St., George Town, Grand Cayman. The general partner of PraxCapital Fund II, L.P. is Prax Capital GP II, a Cayman Islands company. Prax Capital GP II is controlled by its board of directors, consisting of Jose Luis Artiga, Fernando R. Vila, Jeff Jie-Ping Yao and Lei Xu. The address of Jose Luis Artiga is Chalet Augusta No. 2, 3963 Crains-Sur-Sierre, Switzerland. The address of Fernando R. Vila is 1001 Brickell Bay Drive, Suite 2402, Miami, Florida, 33131. The address of each of Jeff Jie-Ping Yao and Xu Lei is 333 Huai Hai Middle Road, Suite 1701, Shanghai, People’s Republic of China, 200021.

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

A. Major Shareholders

See Item 6, “Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

Transactions with Certain Directors, Shareholders and Affiliates

In August 2006, Sunergy Nanjing entered into an agreement to lease warehouse premises of 3,000 square meters from CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd., an entity controlled by our chairman, for a term until September 2011. The tenancy agreement provides for annual rental payments of RMB60,000 (approximately $9,060). In April 2008, Sunergy Nanjing entered into an agreement to lease the land use right over a plot of land of 360 square meters from CEEG (Nanjing) Special Transformer Co., Ltd. for a term until March 2013 to construct a nitrogen station. The tenancy agreement provides for annual rental payments of RMB22,000 (approximately $3,200). In November 2010, NRE entered into an agreement to lease manufacturing site area, warehouse premises and ancillary premises of approximately 27,500 square meters from CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd., for a term until April 2011. The tenancy agreement provides for annual rental payments of RMB 4.0 million (approximately $0.6 million). In December 2010, NRE paid $5.6 million to CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. for NRE’s purchase of certain land use rights for its land in Nanjing. As of December 31, 2010, we had receivable balance due from CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. of approximately $5.2 million. In March 2011, NRE entered into agreements with CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. to purchase manufacturing site and ancillary premises of approximately 25,000 square meters, which is among the total of 27,500 square meters that we previously leased under the lease agreement described above.

In 2010, we sold solar modules to CEEG Nanjing International Trade Co., Ltd., an entity controlled by our chairman, in the amount of $13.3 million. We also sold solar cells to CEEG Nanjing International Trade Co., Ltd. in the amount of $1.9 million. As of December 31, 2010, we had a receivable balance of approximately $29.2 million from CEEG Nanjing International Trade Co., Ltd., which related to our sales of solar power products to it.

In 2010, we sold solar cells and solar modules to CEEG (Nanjing) Solar Research Institute, an entity controlled by our chairman, in the amount of $0.3 million and $6.3 million, respectively. In December 2009, we entered into an agreement with CEEG (Nanjing) Solar Research Institute, pursuant to which CEEG (Nanjing) Solar Research Institute will supply certain equipment and provide technology services to us at a consideration of RMB33 million (approximately $4.8 million) in connection with the building integrated photovoltaic system to be installed in our Nanjing facilities. We paid approximately $1.5 million to CEEG (Nanjing) Solar Research Institute under this agreement in 2010.As of December 31, 2010, we had a receivable balance of approximately $4.8 million from CEEG (Nanjing) Solar Research Institute, which related to its purchase of solar power products from us.

In 2010, we purchased wafer from CEEG (Nanjing) Semiconductor Co., Ltd., an entity controlled by our chairman, in the amount of $42.4 million. In 2010, we also sold solar cell and silicon raw materials to CEEG (Nanjing) Semiconductor Co., Ltd. in the amount of $3.2 million. As of December 31, 2010, we had a receivable balance of approximately $3.4 million from CEEG (Nanjing) Semiconductor Co., Ltd., which related to prepayment paid for the purchase of silicon raw materials.

Between January and October 2010, we sold solar cells to SST in the aggregate amount of $121.5 million. We also outsourced the production of solar modules from our solar cells under processing arrangements with SST and procured the solar modules from it. Under certain circumstances, we also purchased solar modules directly from it. Between January and October 2010, we paid processing fees to and purchased solar modules from SST in the aggregate amount of approximately $8.3 million. Between January and October 2010, we also sold solar modules to SST in the aggregate amount of approximately $149,700.

Between January and October 2010, we sold solar cells to NRE in the aggregate amount of approximately $119.8 million. Between January and October 2010, we also paid processing fees to and purchased solar modules from NRE in the aggregate amount of approximately $0.6 million.

In 2009, we entered into a purchase contract and its supplementary contracts with Jiangxi Jingde Semiconductor New Material Co., Ltd., an entity controlled by our chairman, under which Jiangxi Jingde Semiconductor New Material Co., Ltd. agreed to supply an aggregate of 263 tons of polysilicon to us from November 2009 to June 2010. The contract provided a fixed price for the delivery in November 2009, and for the subsequent monthly delivery, the prices shall be negotiated between the parties before shipment and the prices shall be lower than the market price within certain percentage. In connection with this contract, we issued a bank accepted note in the amount of RMB100 million (approximately $14.7 million) to Jiangxi Jingde Semiconductor New Material Co., Ltd in January 2009. In 2010, we purchased silicon raw materials from Jiangxi Jingde Semiconductor New Material Co., Ltd. in the amount of approximately $10.7 million. As of December 31, 2010, we had a payable balance of approximately $0.2 million to Jiangxi Jingde Semiconductor New Material Co., Ltd., which related to our purchase of silicon raw materials from it.

As of December 31, 2010, approximately $128.4 million of our short-term bank borrowings have been guaranteed by Mr. Tingxiu Lu, our chairman, CEEG, a company controlled by Mr. Lu and Jiangsu CEEG Electrical Equipment Manufacturing Co., Ltd., a company controlled by Mr. Lu. Approximately $30.2 million long-term bank borrowing has been guaranteed by Mr. Tingxiu Lu and Jiangsu CEEG Electrical Equipment Manufacturing Co., Ltd.

CEEG and Sunergy Nanjing entered into an agreement on May 16, 2008 under which CEEG agreed to guarantee free of charge bank borrowings by Sunergy Nanjing of up to RMB1 billion (approximately $146.5 million). This agreement has an initial term of two years from May 17, 2008 to May 16, 2010. We renewed this agreement in April 2010 to extend the term to May 31, 2011.

On November 1, 2010, we completed the acquisition of SST and NRE, both of which were our related parties at the time of such transactions, from CEEG, and Sundex Holdings Limited, a company not affiliated with us, at a total consideration of approximately RMB308.0 million ($46.0 million). Such acquisitions have been approved by all directors of our board.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — Management — Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — Management — Share Incentive Plan.”

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

Legal Proceedings

We are a named defendant in three purported class actions currently pending in the United States District Court for the Southern District of New York — Brown v. China Sunergy Co., Ltd. et al., Case No. 07-CV-07895 (DAB), Sheshtawy v. China Sunergy Co., Ltd. et al., Case No. 07-CV-08656 (DAB), and Giombetti v. China Sunergy Co., Ltd. et al., Case No. 07-CV-09689 (DAB). On September 29, 2008, the District Court appointed a lead plaintiff and consolidated the three cases. The lead plaintiff filed a consolidated amended complaint on December 8, 2008.

The consolidated amended complaint purports to state class action claims against us in connection with our initial public offering and seeks unspecified damages. Specifically, the lead plaintiff alleges that we made false and misleading statements in our initial public offering registration statement and prospectus regarding, among other things, the procurement of polysilicon.

Several of our directors and officers, along with the investment banks that underwrote our initial public offering, are also named defendants in the cases. On January 26, 2009, the defendants filed a motion to dismiss the consolidated amended complaint. Briefing on the motion was completed on May 1, 2009. Defendants’ motion remained outstanding when, on July 14, 2009, the parties reached an agreement in principle to settle the dispute in its entirety with an amount of $1.1 million. The parties are currently awaiting the hearing for final approval of the settlement, set by the Court for May 12, 2011.

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

The Salten District Court initially granted us the injunction prohibiting REC Wafer Norway AS from drawing on the bank guarantee but later rejected our request for an extension of the injunction upon a hearing held in January 2010. We subsequently appealed to the Court of Appeal in Norway, which denied our injunction request on April 16, 2010, and we then filed a further appeal to the supreme court of Norway. The Court of Appeal in Norway granted the injunction China Sunergy petitioned and ordered that Nordea Bank Norge ASA is prohibited from making payment and REC Wafer is prohibited from receiving payment from the US$50 million bank guarantees issued by Nordea Bank Norge ASA to REC Sitech AS. The injunction will remain in force until the Court of Appeal makes a ruling on the main dispute.

Meanwhile, the court proceeding in Norway regarding the main dispute is still ongoing. We have also served a writ claiming that REC Wafer Norway AS is not a party to the contract entered into between Sunergy Nanjing and the currently dissolved REC SiTech AS and thus not in the position to benefit from the bank guarantee. The Salten District Court in Norway has, after an oral hearing, ruled on July 5, 2010 in favor of REC Wafer and denied the claim from China Sunergy. Based on the ruling from the Supreme Court, China Sunergy has appealed the ruling from the district court. The Court of Appeal hearing, originally scheduled for March 2011, will now be held in June 2011.

We have separately filed a lawsuit against REC Wafer Norway AS with the People’s High Court of Jiangsu Province, China. The court in China has issued an injunction to the related banks to forbid these banks from making payments related to the bank guarantee. In April 2010, the People’s High Court of Jiangsu Province rejected REC Wafer Norway AS’s dissent of jurisdiction after an oral hearing.In a ruling made by the Supreme Court of the People’s Republic of China on November 5, 2010, the Court denied the appeal filed by REC Wafer and made the final and binding decision that the Jiangsu Higher Court shall have Jurisdiction over the case.

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

For the period from May 17, 2007 to April 28, 2011, the closing price of our ADSs on the Nasdaq Global Market has ranged from $1.38 to $17.88 per ADS. For the year ended December 31, 2010, the closing price ranged from $3.40 to $5.84 per ADS.

The following table provides the high and low closing prices for our ADSs on the Nasdaq Global Market for the period indicated.

	Trading Price
	High	Low
	$	$
Annual High and Low
2007 (from May 17, 2007)	17.88	5.05
2008	17.71	1.51
2009	6.08	1.38
2010	5.84	3.40
Quarterly High and Low
First Quarter 2009	5.40	1.38
Second Quarter 2009	6.08	2.51
Third Quarter 2009	5.60	3.37
Fourth Quarter 2009	5.04	3.51
First Quarter 2010	5.52	3.90
Second Quarter 2010	4.96	3.4
Third Quarter 2010	4.99	3.50
Fourth Quarter 2010	4.98	4.11
First Quarter 2011	4.85	3.94
Monthly Highs and Lows
October 2010	4.98	4.20
November 2010	4.94	4.30
December 2010	4.70	4.11
January 2011	4.75	4.18
February 2011	4.85	4.30
March 2011	4.61	3.94
April 2011(through April 28, 2011)	4.18	3.57

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

The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association, as well as the Companies Law (2010 Revision), or Companies Law insofar as they relate to the material terms of our ordinary shares.

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

Variations of Rights of Shares.  All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law and our amended and restated memorandum and articles of association, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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

Inspection of Books and Records.  No holders of our ordinary shares (other than a director) shall have any right of inspecting any of our accounts, books or documents except as conferred by the Companies Law or authorized by the directors or by us in general meeting. However, we will make this annual report, which contains our audited financial statements, available to shareholders and ADS holders. See “Item 10.H. Documents on Display.”

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 20.9% appreciation of the RMB against the U.S. dollar between July 21, 2005 and March 31, 2011. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

The New EIT Law and the New EIT Law Implementation Rules provides that enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered PRC resident enterprises and will be subject to the PRC Enterprise Income Tax at the rate of 25% on their worldwide income. Under the Implementation Rules of the New EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. It is still unclear whether we will be considered a PRC resident enterprise under the New EIT Law.

Under the New EIT Law and the New EIT Law Implementation Rules, if we and Sunergy Hong Kong were regarded as PRC resident enterprises, the dividends payable to us from Sunergy Nanjing would be exempt from the PRC enterprise income tax. If Sunergy Hong Kong is regarded as a non-PRC resident enterprise and the beneficial owner of the dividend, and therefore would be subject to a 5% withholding tax for any dividends payable to it from Sunergy Nanjing, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and debt service on any debt we may incur through our Cayman holding company, could be materially reduced.

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

The discussion below assumes the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you beneficially own our ADSs, you should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions we make to you with respect to our ADSs or ordinary shares (including the amount of any taxes withheld there from) will generally be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided certain conditions are satisfied, including (1) our ADSs or ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as are our ADSs (but not our ordinary shares). There can be no assurance the ADSs will be considered readily tradable on an established securities market in later years. If we are deemed to be a “resident enterprise” under PRC tax law (see Item 10, “Additional Information — Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to our ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.” In addition, if PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares (see Item 10, “Additional Information — Taxation — People’s Republic of China Taxation”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

Any gain or loss you recognize on a disposition of our ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are deemed to be a “resident enterprise” under PRC tax law and PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see Item 10, “Additional Information — Taxation — People’s Republic of China Taxation”), a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, although we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2010, we cannot assure you we were not a PFIC for such year. A non-U.S. corporation will be a PFIC for any taxable year if either:

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations and raise in any offering. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. Although we do not believe we were a PFIC for our taxable year ended December 31, 2010, because of the depressed market price of the ADSs and our retention of a significant amount of cash during such year, there is a significant risk we could be treated as a PFIC for such year. Accordingly, we cannot assure you we were not a PFIC for such year.

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

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs directly or indirectly owned by us in the proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs and ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for our ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”, except the lower capital gains rate applicable to qualified dividend income generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the Nasdaq Global Market and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or other disposition of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. Certain individuals holding the ADSs or ordinary shares other than in an account at certain financial institutions may be subject to additional information reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

I. Subsidiary Information

For a listing of our subsidiaries, see Item 4, “Information on the Company — Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 3.9%, 1.8%, 1.5%, 4.8% and 5.9% in 2004, 2005, 2006, 2007 and 2008, respectively, and decreased slightly by 0.7% in 2009. In 2010, the consumer price index increased by 3.3%.

Foreign Exchange Risk

A major portion of our sales are denominated in Renminbi and Euros, with the remainder in U.S. dollars. Since the acquisition of SST and NRE, a substantial portion of our costs and expenses have been denominated in U.S. dollars and Renminbi, with the remainder in Euros. Therefore, fluctuations in currency exchange rates could have a significant impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, affect our gross and net profit margins and could result in foreign exchange and operating losses.

Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2010, we had a Renminbi denominated cash balance of RMB527.7 million and a U.S. dollar denominated cash balance of $2.2 million. Assuming we had converted the Renminbi denominated cash balance of RMB527.7 million as of December 31, 2010 into U.S. dollar at the exchange rate of RMB6.6227 for $1.00 as of December 31, 2010, this cash balance would have been $79.7 million. Assuming a further 1% appreciation of the U.S. dollar against the Renminbi, this cash balance would have decreased to $78.9 million as of December 31, 2010.

Therefore, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, any appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

We are also subject to foreign currency translation risk. Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiary is Renminbi. We translate monetary assets and liabilities denominated in other currencies into Renminbi at the rates of exchange in effect at each balance sheet date. Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. We recorded these exchange gains and losses in the statements of operations. We recorded net foreign currency losses of $6.9 million, $0.5 million and $5.1 million in 2008, 2009 and 2010, respectively.

In 2010, we entered into a series of foreign currency forward contracts with certain banks to hedge our exposure to foreign currency exchange risk. As of December 31, 2010, we had foreign currency forward contracts with a total contract value of approximately EUR8.0 million and $ 4.6 million, respectively. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. As at December 31, 2010, we recorded a gain on change in fair value of derivatives related to the forward foreign currency exchange contracts of $2.9 million, which was included in the line item “Change in fair value of derivative” in the consolidated statements of operations. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations.

Counterparty Risk

Outstanding financial derivative instruments expose us to credit loss in the event of non-performance by the counterparties to the agreements. On a periodic basis, we review the credit ratings of our counterparties and adjust our exposure as deemed appropriate. The counterparty risk has been considered in the fair value measurement of derivative instruments.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2010, we had total short-term bank borrowings amounting to $139.5 million and total long-term bank borrowings amounting to $30.2 million. The average interest of our short-term and long-term borrowings was 5.33% and 3.51%, respectively. Based on our bank borrowings as of December 31, 2010, a 1% increase in average interest rate of short-term and long-term loan would result in approximately a $0.1 million increase in our interest expense on an annual basis. Our future interest expense may increase due to changes in market interest rates.

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

D. American Depositary Shares

Fees and Charges Payable by ADS Holders

According to the deposit agreement between us and the depositary, JPMorgan Chase Bank N.A., our ADR holders may have to pay the following fees and charges to JPMorgan Chase Bank N.A. in connection with ownership of the ADR:

Category	Depositary actions	Associated fee
(a) Depositing or substituting the underlying shares	Each person to whom ADSs are issued against deposits of shares, including deposits and issuances in respect of: • Share distributions, stock dividend, stock split, merger	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs issued
• Exchange of securities or any other transaction or event affecting the ADSs or the deposited securities
(b) Receiving or distributing dividends	Distribution of cash dividends	US$0.02 or less per ADS
(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Up to US$5.00 for each 100 ADSs (or portion thereof)
(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered
(e) Transferring, splitting or grouping receipts	Transfers of depositary receipts	US$1.50 per ADS
(f) General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADRs	US$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charge from one or more cash dividends or other cash distributions

Category	Depositary actions	Associated fee
(g) Expenses of the Depositary	Expenses incurred on behalf of ADR Holders in connection with:	Expenses payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charges from one or more cash dividends or other cash distributions
• Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
• The depositary’s or its custodian’s compliance with applicable law, rule or regulation
• Stock transfer or other taxes and other governmental charges
• Cable, telex and facsimile transmission and delivery charges
• fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities
• Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)
• Any other charge payable by depositary or its agents in connection with the servicing of the shares or the deposited securities

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2010, we received $57,500 from the depository as reimbursement relating to the ADS facility.

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

As of December 31, 2010, our cash resources amounted to $106.5 million, comprised of cash on hand and demand deposits.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management excluded from our assessment the internal control over financial reporting at SST and NRE which were acquired on November 1, 2010, and whose aggregated financial statements constitute -1.9% and 25.6% of net and total assets, respectively, 4.4% percent of revenues, and -2.1% percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2010.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2010 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., has audited our internal control over financial reporting included in this annual report on Form 20-F.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Sunergy Co. Ltd.

We have audited the internal control over financial reporting of China Sunergy Co., Ltd. (the “Company”) and subsidiaries (collectively referred to as the “Group”) as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at CEEG (Shanghai) Solar Science & Technology Co., Ltd. (“SST”) and CEEG (Nanjing) Renewable Energy Co., Ltd. (“NRE”) which were acquired on November 1, 2010, and whose aggregated financial statements constitute -1.9% and 25.6% of net and total assets, respectively, 4.4% of revenues, and -2.1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2010. Accordingly, our audit did not include the internal control over financial reporting at SST and NRE. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2010 of the Group and our report dated April 29, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.

Shanghai, China

April 29, 2011

Changes in Internal Control over Financial Reporting

During 2010, to address the significant deficiency identified by our independent registered public accounting firm in connection with the audit of our financial statements as of and for the year ended December 31, 2009,

•	We implemented additional control procedures to strengthen the communications between accounting department and other relative departments prior to quarterly closing;
•	We also designed and implemented controls to ensure that significant non-routine transactions were properly reviewed, analyzed and monitored by sufficient and appropriate accounting staff member on a timely basis.

In addition, with the completion of acquisition, we have started to implement the relevant controls of the newly acquired entities of SST and NRE.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay our auditors any fees other than audit fees in 2009 and 2010.

	2009	2010
Audit fees(1)	$1,097,871	$1,461,549
Audit-related fees(2)	—	—
Tax fees	—	—
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice, and other audit-related services for the years ended December 31, 2009 and December 31, 2010.

We engaged Deloitte Touche Tohmatsu CPA Ltd. in 2006. Total service fees billed related to these professional services in 2009 and 2010 amounted to $1,097,871 and $1,461,549, respectively.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of China Sunergy and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).
2.2	Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
2.3	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 Amendment No. 2 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
2.4	Indenture dated as of July 1, 2008 between Wilmington Trust Company and the Registrant (incorporated by reference to Exhibit 4.8 of the Report of Foreign Private Issuer on Form 6-K filed by China Sunergy Co., Ltd. on July 2, 2008).
4.1	Subscription Agreement among the Registrant and other parties therein dated as of September 17, 2006 (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.2	Shareholders Agreement among the Registrant and other parties therein dated as of September 26, 2006, amended as of October 24, 2006, March 22, 2007 and April 24, 2007 (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.3	Registration Rights Agreement among the Registrant and other parties therein dated as of September 26, 2006 (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.4	Sale and Purchase Agreement among the Registrant, Sunergy BVI and other parties therein dated as of August 29, 2006 (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.5	Agreement for the Transfer and Assumption of Obligations among the Registrant, Sunergy BVI and other parties therein dated as of August 29, 2006(incorporated by reference to Exhibit 4.8 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.6	Subscription Agreement among the Sunergy BVI, Sunergy Nanjing and other parties therein dated as of April 4, 2006(incorporated by reference to Exhibit 4.9 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007)
4.7	Warrant Purchase Agreement among the Sunergy BVI, Sunergy Nanjing and other parties therein dated as of March 8, 2006(incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.8	Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 4.1 from our Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (File No. 333-148125), as amended, filed with the Commission on June 22, 2009).
4.9	Second Share Incentive Plan, including form of Restricted Share Award Agreement (incorporated by reference to Exhibit 4.9 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

Exhibit Number	Description of Document
4.10	Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.11	Form of Employment Agreement between the Registrant and Senior Executive Officers of the Registrant (incorporated by reference to Exhibit 4.11 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.12	Form of Director Agreement between the Registrant and certain independent directors (incorporated by reference to Exhibit 4.12 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.13	English Translation of Authorization License for Usage of Trademark between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of June 7, 2006(incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.14	English Translation of Trademark License Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of March 15, 2006(incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.15	English Translation of License Authorization for Usage of Trademark between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of February 9, 2006(incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.16	English Translation of Purchase Contract between Jiangsu Zhongneng and Sunergy Nanjing dated as of March 1, 2007 (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.17	English Translation of Guarantee Contract between China Electric Equipment Group Co., Ltd. and Bank of Communications dated as of November 30, 2006 (incorporated by reference to Exhibit 10.31 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.18	English Translation of Property Lease Contract between CEEG (Nanjing) Special Transformers Co., Ltd. and Sunergy Nanjing dated as of August 29, 2006 (incorporated by reference to Exhibit 10.37 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.19	Series A and Series B Preferred Shares Sale and Purchase Agreement dated as of March 22, 2007 (incorporated by reference to Exhibit 10.39 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.20	English Translation of Joint Venture Contract between Sunergy BVI and CEEG in 2007 (incorporated by reference to Exhibit 4.50 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.21	English Translation of Land Use Right Transfer Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of July 23, 2007 (incorporated by reference to Exhibit 4.51 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.22	English Translation of Form of Equipment Purchase Contract between China Electric Equipment Group Co., Ltd and Sunergy Nanjing (incorporated by reference to Exhibit 4.52 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

Exhibit Number	Description of Document
4.23	English Translation of Form of Guarantee Contract between China Electric Equipment Group Co., Ltd. and Bank of Communications (incorporated by reference to Exhibit 4.53 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.24	English Translation of Comprehensive Credit Granting Contract between Sunergy Nanjing and China Citic Bank dated as of January 9, 2008 (incorporated by reference to Exhibit 4.54 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.25	English Translation of Maximum Guarantee Contract between China Electric Equipment Group Co., Ltd. and China Citic Bank dated as of January 9, 2008 (incorporated by reference to Exhibit 4.55 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.26	English Translation of Maximun Guarantee Contract between China Electric Equipment Group Co., Ltd. and Huaxia Bank dated as of May 31, 2007(incorporated by reference to Exhibit 4.56 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.27	English Translation of Form of Guarantee Contract between China Electric Equipment Group Co., Ltd. and Industrial and Commercial Bank of China (incorporated by reference to Exhibit 4.57 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.28	English Translation of Maximum Guarantee Contract between China Electric Equipment Group Co., Ltd. and Evergrowing Bank dated as of November 1, 2007 (incorporated by reference to Exhibit 4.58 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.29	English Translation of Guarantee Contract among China Electric Equipment Group, Tingxiu Lu and Agriculture Bank of China dated as of December 27, 2007 (incorporated by reference to Exhibit 4.59 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.30	English Translation of Guarantee Contract between China Electric Equipment Group Co., Ltd. and Nanjing Jiangning Rural Credit Cooperative dated as of January 24, 2008 (incorporated by reference to Exhibit 4.60 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.31	English Translation of Guarantee Contract between China Construction Bank and China Electric Equipment Group Co., Ltd. dated as of November 15,2007 (incorporated by reference to Exhibit 4.61 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008)
4.32	English Translation of Guarantee Contract between Tingxiu Lu and Bank of Shanghai dated as of February 2, 2008 (incorporated by reference to Exhibit 4.62 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.33	English Translation of Guarantee Contract between China Electric Equipment Group Co., Ltd. and Bank of Shanghai dated as of February 2, 2008 (incorporated by reference to Exhibit 4.63 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.34	English Translation of Credit Granting Contract between Sunergy Nanjing and China Merchant Bank dated as of January 18, 2008 (incorporated by reference to Exhibit 4.64 from our Annual Report on Form 20-F (file no. 001-33433) filed with the Securities and Exchange Commission on June 9, 2008).

Exhibit Number	Description of Document
4.35	English Translation of Agreement on Co-Construction Transformer Substation between China Electric Equipment Group Co., Ltd. dated as of November 2, 2007 (incorporated by reference to Exhibit 4.65 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.36†	Sales Contract between Aleo Solar AG and Sunergy Nanjing dated as of October 4, 2007 as well as Supplementary Contract dated as of January 21, 2008 (incorporated by reference to Exhibit 4.66 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.37	English Translation of Sales Contract between CEEG Nanjing International Trade Co., Ltd. and Sunergy Nanjing dated as of October 15, 2007. (incorporated by reference to Exhibit 4.67 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.38	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Material Co., Ltd. and Sunergy Nanjing dated as of December 11, 2007. (incorporated by reference to Exhibit 4.68 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.39	English Translation of Form of Purchase Contract between CEEG (Nanjing) Semiconductor Material Co., Ltd. and Sunergy Nanjing. (incorporated by reference to Exhibit 4.69 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.40	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Material Co., Ltd. and Sunergy Nanjing dated as of December 29, 2007. (incorporated by reference to Exhibit 4.70 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.41	English Translation of Sales Contract between CEEG (Nanjing) Semiconductor Material Co., Ltd. and Sunergy Nanjing dated as of November 20, 2007. (incorporated by reference to Exhibit 4.71 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.42	English Translation of Purchase Contract between CEEG (Nanjing) Solar Research Institute and Sunergy Nanjing dated as of November 28, 2007. (incorporated by reference to Exhibit 4.72 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.43	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing (incorporated by reference to Exhibit 4.73 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.44	English Translation of Long-term Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of January 10, 2008 (incorporated by reference to Exhibit 4.74 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008)
4.45	English Translation of Purchase Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of November 28, 2007 (incorporated by reference to Exhibit 4.75 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.46	English Translation of Module Processing Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of December 19, 2007 (incorporated by reference to Exhibit 4.76 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

Exhibit Number	Description of Document
4.47	English Translation of Security Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing (incorporated by reference to Exhibit 4.47 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.48	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Material Co., Ltd. and Sunergy Nanjing dated as of June 16, 2008 and its supplemental agreement dated as of July 29, 2008 (incorporated by reference to Exhibit 4.48 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).
4.49	English Translation of Sales Contract between China Electric Equipment Group (Hong Kong) Limited and Sunergy Nanjing dated as of June 3, 2008 (incorporated by reference to Exhibit 4.49 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).
4.50	English Translation of Purchase Contract between Jiangxi Jingde Semiconductor New Material Co., Ltd. and Sunergy Nanjing dated as of January 19, 2009 (incorporated by reference to Exhibit 4.50 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).
4.51	English Translation of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of April 7, 2008 (incorporated by reference to Exhibit 4.51 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).
4.52	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing (incorporated by reference to Exhibit 4.52 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).
4.53	English Translation of Long-term Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of January 10, 2008 (incorporated by reference to Exhibit 4.53 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).
4.54	English Translation of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of July 2, 2008 (incorporated by reference to Exhibit 4.54 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).
4.55	English Translation of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of August 20, 2008 (incorporated by reference to Exhibit 4.55 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).
4.56	English Translation of Sales Contract between CEEG (Nanjing) New Energy Co., Ltd. and Sunergy Nanjing dated as of September 8, 2008 (incorporated by reference to Exhibit 4.56 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).
4.57	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing and its supplementary contract (incorporated by reference to Exhibit 4.57 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).
4.58	English Translation of Creditor’s Rights Transfer Contract between CEEG (Nanjing) International Trading Co., Ltd. and Sunergy Nanjing dated as of October 14, 2008 (incorporated by reference to Exhibit 4.58 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).

Exhibit Number	Description of Document
4.59	English Translation of Agreement among CEEG, CEEG (Nanjing) New Energy Co., Ltd. and Sunergy Nanjing dated as of December 30, 2008 (incorporated by reference to Exhibit 4.59 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).
4.60	English Translation of Agreement among CEEG, CEEG (Nanjing) International Trade Co., Ltd. and Sunergy Nanjing dated as of December 31, 2008 (incorporated by reference to Exhibit 4.60 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).
4.61	English Translation of Equity Interest Transfer Agreement regarding the transfer of equity interest in China Sunergy (Shanghai) Co., Ltd. between China Electric Equipment Group Co., Ltd. and China Sunergy (Hong Kong) Co., Ltd. dated as of September 1, 2008 (incorporated by reference to Exhibit 4.61 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009)
4.62	ADS Lending Agreement, dated June 25, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by China Sunergy Co., Ltd. on July 2, 2008).
4.63	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Material Co., Ltd. and Sunergy Nanjing dated as of July 23, 2009 and it’s supplementary contract dated as of November 9, 2009 (incorporated by reference to Exhibit 4.63 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.64	English Translation of Sales Contract between CEEG (Nanjing) Semiconductor Material Co., Ltd. and Sunergy Nanjing dated as of July 23, 2009 and its supplementary contract dated as of November 20, 2009 (incorporated by reference to Exhibit 4.64 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.65	English Translation of Sales Contract between CEEG (Nanjing) New Energy Co., Ltd. and Sunergy Nanjing dated as of April 24, 2009 (incorporated by reference to Exhibit 4.65 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.66	English Translation of Sales Contract between CEEG (Nanjing) New Energy Co., Ltd. and Sunergy Nanjing dated as of September 3, 2009 and its supplementary contracts dated as of September 16, 2009 and September 17, 2009 (incorporated by reference to Exhibit 4.66 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.67	English Translation of Sales Contract between CEEG (Nanjing) New Energy Co., Ltd. and Sunergy Nanjing dated as of September 30, 2009 and its supplementary contracts dated as of October 13, 2009 and undated (incorporated by reference to Exhibit 4.67 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.68	English Translation of Form of Sales Contract between CEEG (Nanjing) New Energy Co., Ltd. and Sunergy Nanjing (incorporated by reference to Exhibit 4.68 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.69	English Translation of Form of Sales Contract between CEEG (Nanjing) New Energy Co., Ltd. and Sunergy Nanjing (incorporated by reference to Exhibit 4.69 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

Exhibit Number	Description of Document
4.70	English Translation of EPC Contract for Multiple BIPV Photovoltaic Grid-Connected System Demonstration Project of CEEG Nanjing Science and Technology Park between CEEG (Nanjing) Solar Research Institute Co., Ltd. and Sunergy Nanjing dated as of December 29, 2009 (incorporated by reference to Exhibit 4.70 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.71	English Translation of Supplementary Agreements between Jiangxi Jingde Semiconductor New Material Co., Ltd. and Sunergy Nanjing dated as of May 25, 2009 and November 20, 2009 (incorporated by reference to Exhibit 4.71 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.72	English Translation of Long-Term Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of November 19, 2008 (incorporated by reference to Exhibit 4.72 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.73	English Translation of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of February 26, 2009 and its supplementary contract dated March 17, 2009 (incorporated by reference to Exhibit 4.73 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.74	English Translation of Module Processing Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of June 12, 2009 (incorporated by reference to Exhibit 4.74 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.75	English Translation of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of June 29, 2009 (incorporated by reference to Exhibit 4.75 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.76	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing (incorporated by reference to Exhibit 4.76 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.77	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing (incorporated by reference to Exhibit 4.77 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.78	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing (incorporated by reference to Exhibit 4.78 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.79	English Translation of Security Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of April 26, 2010 (incorporated by reference to Exhibit 4.79 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.80	English Translation of Agreement between CEEG (Nanjing) New Energy Co., Ltd. and Sunergy Nanjing dated as of February 24, 2009 and its supplementary contract dated as of July 20, 2009 (incorporated by reference to Exhibit 4.80 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.81	English Translation of Agreement between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing (incorporated by reference to Exhibit 4.81 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

Exhibit Number	Description of Document
4.82	English Translation of Supplementary Agreement between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing (incorporated by reference to Exhibit 4.82 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.83	Supplementary Agreement among SunPower Philippines Manufacturign Ltd., CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of November 26, 2009 (incorporated by reference to Exhibit 4.83 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.84	English Translation of Share Transfer Agreement of CEEG (Nanjing) New Energy Co., Ltd. among China Electric Equipment Group Co., Ltd., Sundex Holdings Limited and Sunergy Nanjing dated as of March 15, 2010 (incorporated by reference to Exhibit 4.84 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.85	English Translation of Share Transfer Agreement of CEEG (Shanghai) Solar Science & Technology Co., Ltd. among China Electric Equipment Group Co., Ltd., Sundex Holdings Limited and Sunergy Nanjing dated as of March 15, 2010 (incorporated by reference to Exhibit 4.85 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.86*	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing
4.87*	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing
4.88*	English Translation of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing dated as of March 30, 2010
4.89*	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing
4.90*	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing
4.91*	English Translation of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing undated
4.92*	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing
4.93*	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing
4.94*	English Translation of Sales Contract between between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing (undated)
4.95*	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing
4.96*	English Translation of Form of Sales Contract between CEEG (Shanghai) Solar Science and Technology Co., Ltd. and Sunergy Nanjing
4.97*	English Translation of Sales Contract between CEEG (Nanjing) Renewable Energy Co., Ltd. and Sunergy Nanjing dated as of January 7, 2010
4.98*	English Translation of Form of Sales Contract between CEEG (Nanjing) Renewable Energy Co., Ltd. and Sunergy Nanjing
4.99*	English Translation of Sales Contract between CEEG (Nanjing) Renewable Energy Co., Ltd. and Sunergy Nanjing dated as of March 30, 2010
4.100*	English Translation of Sales Contract between CEEG (Nanjing) Renewable Energy Co., Ltd. and Sunergy Nanjing dated as of April 8, 2010

Exhibit Number	Description of Document
4.101*	English Translation of Form of Sales Contract between CEEG (Nanjing) Renewable Energy Co., Ltd. and Sunergy Nanjing
4.102*	English Translation of Sales Contract between CEEG (Nanjing) Renewable Energy Co., Ltd. and Sunergy Nanjing dated as of May 31, 2010
4.103*	English Translation of Sales Contract between CEEG (Nanjing) Renewable Energy Co., Ltd. and Sunergy Nanjing dated as of June 10, 2010
4.104*	English Translation of Form of Sales Contract between CEEG (Nanjing) Renewable Energy Co., Ltd. and Sunergy Nanjing
4.105*	English Translation of Sales Contract between CEEG (Nanjing) Renewable Energy Co., Ltd. and Sunergy Nanjing undated
4.106*	English Translation of Form of Sales Contract between CEEG (Nanjing) Renewable Energy Co., Ltd. and Sunergy Nanjing
4.107*	English Translation of Sales Contract between CEEG (Nanjing) Renewable Energy Co., Ltd. and Sunergy Nanjing dated as of October 25, 2010
4.108*	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Material Co., Ltd. and Sunergy Nanjing dated as of February 4, 2010
4.109*	English Translation of Form of Real Estate Sale Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd.
4.110*	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Material Co., Ltd. and Sunergy Nanjing dated as of May 10, 2010 and Supplementary Contract dated as of May 31, 2010
4.111*	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Material Co., Ltd. and Sunergy Nanjing dated as of September 9, 2010
4.112*	English Translation of Purchase Contract between Jiangxi Jingde Semiconductor New Material Co., Ltd. and Sunergy Nanjing dated as of June 29, 2010 and Supplementary Contract dated as of December 20, 2010
4.113*	English Translation of Contract between China Sunergy (HongKong) Co., Ltd., China Sunergy Co., Ltd. and Sunergy Nanjing dated as of December 31, 2010
4.114*	English Translation of Contract between China Electric Equipment Group Co., Ltd., CEEG (Nanjing) Renewable Energy Co., Ltd. and Sunergy Nanjing dated as of January 14, 2010
4.115*	English Translation of Premises Lease Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. dated as of November 1, 2010
4.116*	English Translation of State-owned Land Use Right Transfer Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. dated as of December 30, 2010
4.117*	English Translation of Sales Contract between CEEG (Nanjing) Renewable Energy Co., Ltd. and CEEG (Nanjing) Solar Research Institute Co., Ltd. dated as of December 20, 2010
8.1*	Subsidiaries of the Registrant.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description of Document
13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Conyers Dill & Pearman.
15.2*	Consent of Jun He Law Offices.
15.3*	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.

*	Filed with this Annual Report on Form 20-F.
†	Confidential treatment has been granted with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 406 under the Securities Act of 1933.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SUNERGY CO., LTD.
By: /s/ Stephen Zhifang Cai Name: Stephen Zhifang Cai Title: Chief Executive Officer
Date: April 29, 2011

CHINA SUNERGY CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Sunergy Co. Ltd.

We have audited the accompanying consolidated balance sheets of China Sunergy Co., Ltd. (the “Company”) and subsidiaries (collectively referred to as the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2010, with the adoption of new accounting standards, the Group changed its method of accounting for its own-share lending arrangement, and retrospectively applied the requirements to all periods presented.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

DELOITTE TOUCHE TOHMATSU CPA LTD.

Shanghai, China
April 29, 2011

CHINA SUNERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share data)

	December 31,
	2009 $	2010 $
ASSETS
Current assets:
Cash and cash equivalents	123,854,702	106,468,070
Restricted cash	55,677,748	84,988,128
Accounts receivable, net of allowance for doubtful accounts of $7,386,030 and $2,838,602 as of December 31, 2009 and 2010, respectively	15,292,156	65,580,727
Advanced to suppliers	184,195	8,503,484
Amounts due from related parties	22,102,667	42,577,666
Inventories	22,645,081	72,334,967
Deferred tax assets	2,838,806	3,940,863
Value added tax receivables	2,132,478	17,868,203
Prepaid expense and other current assets	1,956,496	5,334,618
Total current assets	246,684,329	407,596,726
Property, plant and equipment, net	93,790,156	111,628,940
Prepaid land use rights	6,426,801	11,041,807
Intangible assets, net	—	7,625,671
Goodwill	—	14,806,586
Deferred tax assets	1,568,459	3,118,252
Restricted cash-collateral account	20,471,220	18,521,580
Convertible senior notes issuance cost	3,611,139	2,610,744
Other long-term assets	1,237,198	1,128,404
TOTAL ASSETS	373,789,302	578,078,710

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share data)

	December 31,
	2009 $	2010 $
LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings	102,516,036	139,529,915
Accounts payable	27,410,912	51,645,593
Notes payable	1,293,600	31,633,620
Amounts due to related parties	2,368,537	2,462,954
Accrued payroll and welfare	1,211,857	6,141,538
Accrued expenses and other current liabilities	4,262,258	8,146,193
Deferred tax liability	—	654,026
Income tax payable	—	6,162,196
Total current liabilities	139,063,200	246,376,035
Long-term debt	—	30,199,160
Collateral account payable	20,471,220	18,521,580
Deferred tax liability	—	1,683,527
Convertible senior notes	44,000,000	44,000,000
Other liabilities	2,536,231	10,489,589
Total liabilities	206,070,651	351,269,891
Commitments and contingencies (Note 19)
Equity:
Ordinary share (par value $0.0001; 463,247,600 shares authorized, 267,287,253 shares issued and outstanding as of December 31, 2009 and 2010)	26,729	26,729
Additional paid-in capital	185,336,850	185,475,047
Subscription receivable	(405,313)	—
Retained earnings (accumulated deficit)	(38,447,965)	13,286,290
Accumulated other comprehensive income	21,208,350	28,020,753
Total equity	167,718,651	226,808,819
TOTAL LIABILITIES AND EQUITY	373,789,302	578,078,710

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except for share data)

	Years ended December 31,
	2008 $	2009 $	2010 $
Sales to third parties	295,919,243	202,520,261	250,957,135
Sales to related parties	55,000,718	82,345,108	266,262,042
Total revenues	350,919,961	284,865,369	517,219,177
Cost of sales to third parties	(284,311,888)	(190,124,637)	(214,299,556)
Cost of sales to related parties	(51,142,106)	(78,127,432)	(210,617,110)
Cost of revenues	(335,453,994)	(268,252,069)	(424,916,666)
Gross profit	15,465,967	16,613,300	92,302,511
Selling and marketing expenses	(3,866,300)	(2,920,337)	(5,466,805)
General and administrative expenses	(16,778,970)	(24,517,431)	(17,518,189)
Research and development expenses	(1,870,882)	(4,381,060)	(3,345,644)
Total operating expenses	(22,516,152)	(31,818,828)	(26,330,638)
Income (loss) from operations	(7,050,185)	(15,205,528)	65,971,873
Interest expense	(8,455,445)	(7,719,301)	(9,065,363)
Interest income	1,664,683	1,632,550	1,161,685
Changes in fair value of derivatives	(9,864,075)	8,019,632	2,919,710
Other income (expense), net	(2,267,567)	2,100,591	(3,686,488)
Income (loss) before income taxes	(25,972,589)	(11,172,056)	57,301,417
Tax benefit (expense)	2,648,621	902,709	(5,567,162)
Net income (loss)	(23,323,968)	(10,269,347)	51,734,255
Net income (loss) per share:
Basic	$(0.10)	$(0.04)	$0.22
Diluted	$(0.10)	$(0.04)	$0.21
Shares used in computation:
Basic	238,079,890	239,366,840	240,545,811
Diluted	238,079,890	239,366,840	262,009,223

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AND COMPREHENSIVE INCOME (loss)
(In U.S. dollars, except for share data)

	Ordinary shares		Additional paid-in capital $	Subscription receivable $	Retained earnings (accumulated deficit) $	Accumulated other comprehensive income $	Noncontrolling interest $	Total $	Comprehensive income (loss) $
	Number	$
Balance at January 1, 2008	237,332,777	23,733	178,361,461	—	(4,854,650)	10,317,549	299,020	184,147,113
Issuance of restricted shares	3,476,086	348	3,128	—	—	—	—	3,476
Exercise of share options	371,580	37	476,824	(405,313)	—	—	—	71,548
Issuance of ordinary shares under share lending facility	26,586,000	2,659	(2,659)	—	—	—	—	—
Share-based compensation	—	—	3,231,594	—	—	—	—	3,231,594
Share lending impact (note 3)	—	—	1,939,900	—	—	—	—	1,939,900
Net loss	—	—	—	—	(23,323,968)	—	—	(23,323,968)	(23,323,968)
Foreign currency adjustment	—	—	—	—		10,740,266	—	10,740,266	10,740,266
Balance at December 31, 2008	267,766,443	26,777	184,010,248	(405,313)	(28,178,618)	21,057,815	299,020	176,809,929	(12,583,702)
Cancellation of restricted shares	(479,190)	(48)	(431)	—	—	—	—	(479)
Share-based compensation	—	—	1,327,033	—	—	—	—	1,327,033
Net loss	—	—	—	—	(10,269,347)	—	—	(10,269,347)	(10,269,347)
Foreign currency adjustment	—	—	—	—	—	150,535	—	150,535	150,535
Acquisition of noncontrolling interest.	—	—	—	—	—	—	(299,020)	(299,020)	—
Balance at December 31, 2009	267,287,253	26,729	185,336,850	(405,313)	(38,447,965)	21,208,350	—	167,718,651	(10,118,812)
Share-based compensation	—	—	543,510	—	—	—	—	543,510	—
Net income	—	—	—	—	51,734,255	—	—	51,734,255	51,734,255
Others	—	—	(405,313)	405,313	—	—	—	—	—
Foreign currency adjustment	—	—	—	—	—	6,812,403	—	6,812,403	6,812,403
Balance at December 31, 2010	267,287,253	26,729	185,475,047	—	13,286,290	28,020,753	—	226,808,819	58,546,658

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years ended December 31,
	2008 $	2009 $	2010 $
Operating activities:
Net income (loss)	(23,323,968)	(10,269,347)	51,734,255
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,814,348	10,275,173	12,842,241
Bad debt provision	(76,384)	7,332,039	1,021,669
Share-based compensation	3,231,594	1,327,033	543,510
Loss from disposal of property, plant and equipment	78,563	553,478	120,048
Impairment loss	—	824,676	—
Loss (gain) on changes in fair value of derivatives	9,864,075	(8,019,632)	(2,919,710)
Gain on repurchase of convertible senior notes	(4,525,625)	(2,155,000)	—
Amortization of convertible senior notes issuance cost	1,273,087	1,393,248	1,000,395
Others	(173,658)	(25,613)	—
Changes in operating assets and liabilities, net of effect of acquisition:
Accounts receivable	17,911,376	(13,770,289)	(3,475,821)
Amounts due from related parties	(1,805,017)	(3,519,348)	(20,253,111)
Advanced to suppliers	72,359,945	7,187,824	(168,096)
Inventories	(2,882,559)	36,479,538	(23,504,393)
Prepaid expenses and other current assets	5,602,661	7,693,484	(6,726,868)
Deferred tax assets	(2,648,621)	(902,709)	(777,610)
Accounts payable	13,827,681	7,122,380	7,297,823
Amount due to related parties	238,251	(12,509,362)	6,197,471
Advances from customers	(4,186,395)	(491,938)	797,265
Accrued expenses and other liabilities	2,370,254	(625,061)	6,468,454
Deferred other income	254,854	1,199,203	(163,787)
Income tax payable	(1,250,477)	—	6,344,771
Prepaid for land use rights	—	(134,759)	(5,626,346)
Net cash provided by operating activities	91,953,985	28,965,018	30,752,160
Investing activities:
Acquisition of subsidiaries	—	—	(46,048,500)
Cash assumed upon acquisition	—	—	15,964,351
Purchases of property, plant and equipment	(44,074,853)	(9,887,686)	(14,630,862)
Purchase of land use rights	(4,330,930)	—	—
Purchase of long-term assets	(936,817)	—	—
Subsidy received from local government to purchase plant and equipment	24,566	25,613	—
Change in restricted cash	(38,926,435)	6,722,087	(7,102,851)
Net cash used in investing activities	(88,244,469)	(3,139,986)	(51,817,862)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years ended December 31,
	2008 $	2009 $	2010 $
Financing activities:
Proceeds from issuance of convertible senior notes	54,500,000	—	—
Issuance cost of convertible senior notes	(4,337,573)	—	—
Repurchase of convertible senior notes	(1,974,375)	(1,845,000)	—
Proceeds received from exercise of options	71,548	—	—
Cash contributions received from minority shareholder	299,020	—	—
Acquisition of noncontrolling interest	—	(299,020)	—
Cancellation of restricted shares	—	(479)	—
Proceeds from short-term bank borrowings	142,450,312	130,986,537	133,567,729
Proceeds from long-term bank borrowings	—	—	30,199,160
Repayment of short-term bank borrowings	(175,109,760)	(125,864,004)	(168,391,955)
Net cash provided by (used in) financing activities	15,899,172	2,978,034	(4,625,066)
Effect of exchange rate changes on cash and cash equivalents	14,733,345	251,937	8,304,136
Net increase (decrease) in cash and cash equivalents	34,342,033	29,055,003	(17,386,632)
Cash and cash equivalents at the beginning of the year	60,457,666	94,799,699	123,854,702
Cash and cash equivalents at the end of the year	94,799,699	123,854,702	106,468,070
Supplemental disclosure of cash flow information:
Interest paid	7,083,994	6,334,495	6,674,234
Income taxes paid	1,250,477	—	1,580,299
Supplemental disclosure of non-cash investing activities:
Restricted cash collateral received (repaid) in connection with share-lending arrangement	17,502,450	2,968,770	(1,949,640)
Purchase of property, plant and equipment included in accounts payable	8,114,354	289,414	5,827,699
Major assets acquired and liabilities assumed upon acquisition:
Accounts receivable, net	—	—	45,124,386
Amount due from related parties	—	—	78,365,265
Inventories	—	—	30,023,910
Other current Assets (excluding cash acquired)	—	—	45,077,777
Property, plant and equipment, net	—	—	10,255,200
Account payables	—	—	44,997,729
Amount due to related parties	—	—	74,737,639
Other current liabilities	—	—	77,981,754

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

China Sunergy Co., Ltd. (the “Company” or “China Sunergy Cayman”) was incorporated under the laws of the Cayman Islands on August 4, 2006. The Company and its subsidiaries (collectively referred to as the “Group”) are principally engaged in the design, development, manufacturing and marketing of solar cells and modules in the People’s Republic of China (the “PRC”) and overseas markets.

As of December 31, 2010, the Company’s subsidiaries include the following entities:

Subsidiaries' Name	Principal Activities	Date of Incorporation or acquisition	Percentage of Ownership	Place of Incorporation
China Sunergy Co., Ltd. (“China Sunergy BVI”)	Investment Holding	January 27, 2006	100%	British Virgin Islands
China Sunergy (Hong Kong) Co., Limited (“Sunergy Hong Kong”)	Investment Holding	December 7, 2007	100%	Hong Kong
China Sunergy Europe Gmbh	Marketing Service	November 27, 2007	100%	Germany
China Sunergy (Nanjing) Co., Ltd. (“Sunergy Nanjing”)	Solar cells manufacturing	August 2, 2004	100%	PRC
China Sunergy (Shanghai) Co., Ltd. (“Sunergy Shanghai”)	Solar cells manufacturing	November 1, 2007	100%	PRC
CEEG (Shanghai) Solar Science & Technology Co., Ltd (“SST”)	Modules manufacturing	November 1, 2010	100%	PRC
CEEG (Nanjing) Renewable Energy Co., Ltd (“NRE”)	Modules manufacturing	November 1, 2010	100%	PRC

On November 1, 2010, Sunergy Nanjing acquired all of the equity interests of SST and NRE. See Note 4 “Business acquisitions” for details.

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

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the consolidated financial statements include provision for uncertain tax positions and valuation allowances of deferred tax assets, contingent liability relates to outstanding legal proceedings, inventory valuation, purchase commitment, allowance on accounts receivable and supplier advances, provision of warranty costs, assumptions used in calculating fair value of embedded derivative in long-term purchase contract and foreign exchange forward

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES  – (continued)

contracts, forfeiture rate of options, purchase price allocation and the useful lives for property, plant and equipment, intangible assets and impairment of intangible assets and goodwill.

(d) Cash and cash equivalents and restricted cash

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Restricted cash represents bank deposits for securing letter of credit, bank promissory note and bank guarantee that are not available for use in operations.

(e) Fair value of financial instruments

Assets and liabilities that are recorded at fair value on a recurring basis reflect fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. The Group applies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

•	Level 1 — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.
•	Level 2 — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.
•	Level 3 — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates.

(f) Account receivables and allowance for doubtful accounts

Trade receivables are recognized and carried at the original transaction amount less an allowance for doubtful accounts. The Group maintains allowances for doubtful accounts for uncollectible accounts receivables. Estimated anticipated losses from doubtful accounts are based on days past due, historical collection and other factors.

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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES  – (continued)

(h) Property, plant and equipment, net

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Machinery	10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Leasehold improvements	Over the shorter of the lease term or their estimated useful lives

Costs incurred in constructing new facilities, including progress payments and other costs related to construction, are capitalized and transferred to property, plant and equipment on completion, at which time depreciation commences. Interest cost incurred and capitalized in respect of construction of new facilities amounted to $2,492,328, $1,074,430 and $115,748 for the years ended December 31, 2008, 2009 and 2010, respectively.

(i) Prepaid land use rights

Prepaid land use rights are recorded at cost and are charged to the income statement ratably over 50 years, according to the term of the land use right agreement.

(j) Intangible assets, net

Intangible assets consist primarily of customer relationships acquired in business combinations and are amortized on a straight line basis. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets are recognized and measured at fair value upon acquisition.

(k) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets less liabilities acquired. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management performs its annual goodwill impairment in November. No goodwill was impaired for the year ended December 31, 2010.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES  – (continued)

(l) Impairment of long-lived assets

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

The Group identified certain long-lived assets that were no longer actively used due to obsolete technology or poor physical conditions as of December 31, 2009. Such assets were impaired in accordance with ASC 360, resulting in a loss of $824,676, which was recorded in general and administrative expenses in the consolidated statement of operations.

(m) Derivative financial instruments

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

(n) Income taxes

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

(o) Revenue recognition

Sales of solar cells and modules are recorded when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. Customers do not have any general rights of return but may be allowed to exchange for goods that are not defective but may not meet certain minor specifications such as color or sizes of the products for a 30 to 45 day period. The Group has recorded the estimated replacement costs, which have been immaterial for all periods, resulting from the product exchanges in cost of revenue upon the recognition of revenue. A portion of the Group’s sales to domestic customers require the customers to prepay before delivery has occurred. Such prepayments are recorded as advances from customers in the consolidated balance sheets until delivery has occurred. A majority of the Group’s contracts with overseas customers are written such that the customer takes title and assumes the risks and rewards of ownership of the products upon shipment. Accordingly, the Group recognizes revenue upon documentary evidence of shipment, assuming all other criteria have been met.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES  – (continued)

(p) Buy-and-sell arrangements

In 2008 the Group had buy-and-sell arrangement with certain raw material vendors wherein the Group sells finished goods, comprised of solar cells, and acquires raw materials in the form of silicon wafers. These arrangements are with counterparties in the same line of business as the Group and are executed as a means of securing a consistent supply of silicon wafer raw materials. In 2009 and 2010, the Group enters into arrangements wherein the Group purchases raw material silicon wafers and sells polysilicon or solar cells to the same counterparties. These arrangements are for making profits from trading of polysilicon. The Group records such transactions at fair value.

Transactions under buy-and-sell arrangement are as follows:

	Years ended December 31,
	2008	2009	2010
	$	$	$
Sell:
Polysilicon	—	17,253,185	12,962,514
Solar cell	1,529,131	—	1,078,520
Purchase:
Solar wafer	1,504,018	69,823,276	62,506,786

(q) Cost of revenue

Cost of revenue includes production related material costs and indirect manufacturing costs, i.e. depreciation costs, utility costs, personnel cost etc., as well as shipping and handling costs for products sold and warranty costs.

(r) Research and development

Research and development costs are expensed when incurred.

(s) Advertising expenses

Advertising costs are expensed as incurred. The Group incurred advertising costs amounting to $495,162, $425,750 and $795,162 for the years ended December 31, 2008, 2009 and 2010, respectively.

(t) Warranty cost

Solar modules are typically sold with 25 year warranty against specified declines in the initial minimum power generation capacity at the time of sale. In addition, the Group provided warranty for solar modules against defects in materials and workmanship for a period of five years from the date of sale. The Group estimates and accrues the costs of warranties at 1% of module sales.

Due to very limited claims incurred to date, the warranty provisions for cells and modules are mainly based on an assessment of competitors’ accrual history and industry practice. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate.

As of December 31, 2009 and 2010, accrued warranty cost amounted to $513,459 and $8,630,604, respectively. The warranty cost claimed was immaterial in the presented periods.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES  – (continued)

(u) Government grants

Government grants are recognized when received and all the conditions for their receipt have been met. Government grants are recognized as other income in the period in which the related expenditures are recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets.

(v) Foreign currency translation

The reporting currency of the Group is the United States dollar (“US dollar”).

The functional currency of the Company is US dollar. Monetary assets and liabilities denominated in other currencies other than the US dollar are translated into US dollar at the rates of exchange in effect at the balance sheet dates. Transactions dominated in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in the statements of operations.

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

(w) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net income (loss) and foreign currency translation adjustments.

(x) Foreign currency risk

The functional currency of the Group’s subsidiaries which operate in the PRC is Renminbi (“RMB”). The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to USD equivalent of $125,748,915 and $153,240,564 at December 31, 2009 and 2010, respectively.

(y) Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and advance to suppliers. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES  – (continued)

The Group performs ongoing credit evaluations of customers and suppliers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

	Years ended December 31,
	2008	2009	2010
	$	$	$
Opening balance	(1,109,602)	(1,105,733)	(7,386,030)
(Addition) reversal	76,384	(7,332,039)	(1,240,666)
Write-off	3,865	1,081,363	5,996,375
Effect of change in foreign currency	(76,380)	(29,621)	(208,281)
Ending balance	(1,105,733)	(7,386,030)	(2,838,602)

Details of the non-related customers accounting for 10% or more of total revenue are as follows:

Name of Customer	Years ended December 31,
	2008	2009	2010
Company A	*	11%	*
Company B	18%	*	*
Company C	15%	*	*

*	Less than 10%

Accounts receivable from customers accounting for 10% or more of total gross accounts receivable are as follows:

Name of Customer	At December 31,
	2009	2010
Company A	*	21%
Company B	*	13%
Company C	25%	*
Company D	14%	*
Company E	12%	*

*	Less than 10%

(z) Net income (loss) per share

Basic income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the year. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Generally, ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES  – (continued)

For the years ended December 31, 2008, 2009 and 2010, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings (loss) per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Year Ended December 31,
	2008	2009	2010
Outstanding employee options and restricted shares	3,597,517	2,408,172	965,214
Assumed conversion of convertible senior notes	23,414,630	21,463,411	—
Total	27,012,147	23,871,583	965,214

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years ended December 31,
	2008	2009	2010
Net income (loss) attributable to ordinary shareholders – for the calculation of basic income (loss) per share	$(23,323,968)	$(10,269,347)	$51,734,255
Interest expense of convertible senior notes	—	—	3,090,395
Net income (loss) attributable to ordinary shareholders – for the calculation of diluted income (loss) per share	$(23,323,968)	$(10,269,347)	$54,824,650
Weighted average ordinary shares Outstanding – for the calculation of basic income (loss) per share.	238,079,890	239,366,840	240,545,811
Assumed conversion of convertible senior bonds	—	—	21,463,412
Weighted average ordinary shares Outstanding – for the calculation of diluted income (loss) per share	238,079,890	239,366,840	262,009,223
Net income (loss) per share:
Basic	$(0.10)	$(0.04)	$0.22
Diluted	$(0.10)	$(0.04)	$0.21

(aa) Share-based compensation

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

(ab) Recently issued accounting pronouncements

In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This ASU amends guidance for Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES  – (continued)

to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years and interim periods beginning after December 15, 2010, with early adoption not permitted. The Group does not expect that the adoption of ASU 2010-28 will have a material impact on its financial position, results of operations, or cash flows.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations.” This ASU specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The adoption of ASU 2010-29 will not impact the Group’s financial position, results of operations, or cash flows, as its requirements only pertain to financial statement footnote disclosure.

3. CHANGE OF ACCOUNTING PRINCIPLES

On January 1, 2010, the Group adopted the new accounting standard (ASC 470-20) that impacts the accounting for its own-share lending arrangement. The new accounting standard requires the share-lending arrangement entered into on an entity’s own shares in contemplation of a convertible debt offering to be measured at fair value and recognized as an issuance cost, with an offset to additional paid-in capital in the financial statements. Retrospective application is required. As a result, additional debt issuance costs at issuance of $1.9 million would be amortized over the life of the convertible notes with a credit charged to additional paid-in capital since issuance.

Adjustments related to retrospective adoption of new accounting pronouncements — certain prior year amounts in the Company’s audited consolidated financial statements have been adjusted to reflect the retrospective adoption of the new standards on share lending arrangement. The impacts on the audited Consolidated Balance Sheet as of December 31, 2009, and the audited Statements of Operations for each of the two years in the period ended December 31, 2009 are summarized below.

Consolidated Balance Sheet as of December 31, 2009

Financial statement line	As previously reported	Adjustments	As adjusted
Convertible senior notes issuance cost	2,480,588	1,130,551	3,611,139
Additional paid-in capital	183,396,950	1,939,900	185,336,850
Accumulated deficit	(37,638,616)	(809,349)	(38,447,965)

Consolidated Statement of Operations for the year ended December 31, 2008

Financial statement line	As previously reported	Adjustments	As adjusted
Interest expense	8,069,073	386,372	8,455,445
Net loss	(22,937,596)	(386,372)	(23,323,968)

Consolidated Statement of Operations for the year ended December 31, 2009

Financial statement line	As previously reported	Adjustments	As adjusted
Interest expense	7,296,324	422,977	7,719,301
Net loss	(9,846,370)	(422,977)	(10,269,347)

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

4. BUSINESS ACQUISITIONS

On November 1st, 2010, Sunergy Nanjing acquired all of equity interests of CEEG (Shanghai) Solar Science & Technology Co., Ltd. (“SST”) and CEEG (Nanjing) Renewable Energy Co., Ltd. (“NRE”), both of which were related parties at the time of such transactions, from China Electric Equipment Group Co., Ltd., or CEEG, an entity controlled by Board Chairman Mr. Tingxiu Lu, and Sundex Holdings Limited, a company not affiliated with the Group, at a total consideration of approximate $46 million. SST and NRE integrate the research and development, production, sales and servicing of solar modules, with total annual production capacities of 480MW as of December 31 2010. The acquisitions facilitate the implementation of corporate strategy to expand into downstream solar power business, including solar module and solutions businesses.

The following table summarizes the consideration paid for SST and NRE and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value of recognized intangible assets at the acquisition date:

Consideration	Amount
$
Total consideration paid in cash	46,048,500

Recognized amounts of identifiable assets acquired and Liabilities assumed

	Amount	Amortization Period
	$	Years
Current Assets	214,555,689
Liabilities assumed	(204,093,228)
Property, plant and equipment	10,255,200	5 – 10 years
Land use right	4,784,260	47.7 years
Order backlog	44,852	0.17 years
Customer relationship	8,073,439	3.00 years
Goodwill	14,806,586
Deferred tax liabilities	(2,378,298)
Total consideration	46,048,500

The goodwill of $14.8 million arising from the acquisition consists largely of the enhanced capabilities of expanding into end user market by the vertical integration.

The amount of SST and NRE’s revenue and loss included in the Group’s consolidated statements of operations for the year ended December 31, 2010 were $22,849,337 and $1,097,111, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

4. BUSINESS ACQUISITIONS  – (continued)

The following table summarizes unaudited pro forma results of operation for the year ended December 31, 2009 and 2010 assuming that all acquisitions occurred as of January 1, 2009. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2009.

	Years ended December 31,
	2009	2010
	$ (Unaudited)	$ (Unaudited)
Pro forma revenue	365,990,923	690,988,454
Pro forma income (loss)	(1,577,665)	55,402,319
Pro forma income (loss) per share
Basic	(0.01)	0.23
Diluted	(0.01)	0.21

5. INVENTORIES

Inventories consist of the following:

	At December 31,
	2009	2010
	$	$
Raw materials	16,641,431	23,836,616
Work-in-process	—	10,020,361
Finished goods	6,003,650	38,477,990
Inventories	22,645,081	72,334,967

As of December 31, 2009 and 2010, inventories were written down by $1,817,159 and $2,539,538, to reflect the lower of cost or market adjustments.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2009	2010
	$	$
Buildings	12,493,824	13,114,990
Plant and machinery	97,736,557	109,859,842
Furniture, fixtures and equipment	4,591,312	7,567,318
Motor vehicles	451,731	1,046,898
	115,273,424	131,589,048
Less: Accumulated depreciation	22,642,296	36,325,568
	92,631,128	95,263,480
Construction in process	1,159,028	16,365,460
Property, plant and equipment, net	93,790,156	111,628,940

Depreciation expense was $5,695,363, $9,984,187 and $12,068,824 for the years ended December 31, 2008, 2009 and 2010, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

7. PREPAID LAND USE RIGHTS

	At December 31,
	2009	2010
	$	$
Prepaid land use rights, cost	6,722,188	11,642,644
Less: Accumulated amortization	295,387	600,837
Prepaid land use rights, net	6,426,801	11,041,807

Amortization expense was $68,824, $149,525 and $169,248 for the year ended December 31, 2008, 2009 and 2010.

For 2011, 2012, 2013, 2014 and 2015, the Group will record annual amortization expense of approximately $253,019.

8. INTANGIBLE ASSETS, NET

	At December 31,
	2009	2010
	$	$
Customer relationships	—	8,073,439
Order backlog	—	44,852
Others	—	4,485
	—	8,122,776
Less: Accumulated amortization	—	497,105
Total	—	7,625,671

Intangible assets were acquired in 2010 through the business acquisition (see Note 4), and amortization expense was 497,105 for the year ended December 2010. The amortization expense will be $2,691,368, $2,691,368, and $2,242,937 in 2011, 2012, and 2013, respectively.

9. BANK BORROWINGS

	At December 31,
	2009	2010
	$	$
Short-term bank borrowings	102,516,036	139,529,915
Long-term bank borrowings	—	30,199,160
Total	102,516,036	169,729,075

The Group’s short-term bank borrowings have annual average interest rates of 5.62% and 5.33% in year 2009 and 2010, respectively. These loans represent borrowings of the Group from various financial institutions. Each of these borrowings has a term of one year, and expires at various times throughout the year.

The Group’s long-term bank borrowings have annual average interest rates of 3.51% in year 2010. This loan represents borrowings of Sunergy Nanjing from the Import and Export Bank of China. This borrowing has a term of two years and is due in October 2012.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

9. BANK BORROWINGS  – (continued)

The short-term bank borrowings were guaranteed by:

At December 31,
	2009	2010
	$	$
CEEG, Jiangsu CEEG Electrical Equipment Manufacturing Co., Ltd and Group chairman Mr. Tingxiu Lu	93.7 million	128.4 million
Raw materials and personal guarantee by Group chairman Mr. Tingxiu Lu	8.8 million	—

The Group’s long-term bank borrowings were guaranteed by Jiangsu CEEG Electrical Equipment Manufacturing Co., Ltd and Group chairman Mr. Tingxiu Lu.

The Group has short term credit facility of $371.7 million from various banks to facilitate its purchase of raw materials, of which $177.0 million were withdrawn with $194.7 available to use as of December 31, 2010. Those short-term credit facilities are renewable annually upon mutual agreement between the parties.

10. DERIVATIVES FINANCIAL INSTRUMENTS

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

As of December 31, 2008, the fair value of embedded foreign currency derivatives related to the purchase contract amounted to $7,603,956 and was recorded as derivative liability. The loss arising from the embedded foreign currency derivative instruments amounted to $7,611,513 for the year ended December 31, 2008 has been recorded as “Change in fair value of derivatives” in the consolidated statements of operations.

As of December 31, 2009, the derivative liability related to this long-term supply contract was extinguished due to the termination of such supply contract on September 9, 2009 and resulted in to a gain of $7,611,132 for the year ended December 31, 2009 which has been recorded as “Change in fair value of derivatives” in the consolidated statements of operations. The fair value measurement of embedded derivative for long-term purchase contract was classified as level 3 measurement as its valuation involved significant inputs that were not observable in the market.

The Group recorded a loss of $2.3 million, a loss of $0.4 million and $2.9 million gain relating to foreign exchange forward contracts that did not qualify for hedge accounting for the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2008, 2009 and 2010, the Group had outstanding foreign exchange forward contracts with notional amount of $46.6 million, $8.6 million and $15.2 million, respectively, with estimated fair value of $1.5 million, $0.3 million and $0.4 million, respectively. These forward contracts are recorded in prepaid expense and other current assets on the consolidated balance sheet and the gain (loss) is recorded in changes in fair value of derivatives on the consolidated statements of operations.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

11. FAIR VALUE MEASUREMENT

As of December 31, 2009 and 2010, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at December 31, 2009
	Total	(Level 1)	(Level 2)	(Level 3)
Assets:
Foreign exchange forward contract	$251,208		$251,208
Total Assets	$251,208		$251,208

	Fair Value Measurements at December 31, 2010
	Total	(Level 1)	(Level 2)	(Level 3)
Assets:
Foreign exchange forward contract	$427,740		$427,740
Total assets	$427,740		$427,740

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

As of December 31, 2010, the carrying amounts of accounts receivable, advances to suppliers, accounts payable, notes payable, advance from customers, amount due from (to) related parties and short-term borrowings approximate their fair values due to their short-term nature.

The carrying amount of the Group’s outstanding convertible notes was US$44 million in 2009 and 2010, the estimated fair value of this debt was US$20 million and US$18.5 million as of December 31, 2009 and 2010, respectively, which was estimated using market quotes.

The fair value estimates presented above are based on pertinent information available to management as of December 31, 2009 and 2010, respectively. Although management is not aware of any factors that would significantly affect these fair value estimates, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from the amounts presented.

12. CONVERTIBLE SENIOR NOTES

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

12. CONVERTIBLE SENIOR NOTES  – (continued)

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

Offering expenses incurred for issuing of Convertible Notes amounted to $6.2 million, and are being amortized through interest expense over the beneficiary period from July 2008 to June 2013, using the effective interest rate method. These capitalized costs are reported as deferred assets in Convertible bond issuance cost, and $1.3 million and $1.4 million and $1.0 million was amortized for the year ended December 31, 2008 and 2009 and 2010, respectively.

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

The Loaned Shares must be returned to the Group by the earliest of (a) the maturity date of the Notes, June 15, 2013, (b) upon the Group’s election to terminate the Share Lending Agreement at any time after the later of (i) the date on which the entire principal amount of the Notes ceases to be outstanding, and (ii) the date on which the entire principal amount of any additional convertible securities that the Group has in writing consented to permit the ADS Borrower to hedge under the Share Lending Agreement ceases to be outstanding, in each case, whether as a result of conversion, redemption, repurchase, cancellation or otherwise; and (c) the termination of the Share Lending Agreement. The Group is not required to make any payment to the underwriter of the Notes (“Underwriter”) or the ultimate holder of the Notes (“the ADS Borrower”) upon the return of the Loaned Shares.

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

12. CONVERTIBLE SENIOR NOTES  – (continued)

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

Although legally issued, the Group has not considered the Loaned Shares issued for accounting purposes. As a result, any cash collateral, to the extent posted by the ADS Borrower, is not considered attributable to the issuance of shares. To the extent cash collateral is posted, the Group recorded the cash as an asset on its balance sheet with an offsetting liability recorded to reflect the collateral receipt as the proceeds of a borrowing. The cash collateral posted as of December 31, 2009 and 2010 is $20,471,220 and $18,521,580 which is recorded as a long-term asset under restricted cash collateral account with an offsetting long term liability recorded in collateral accounts payable as of December 31, 2009 and 2010.

During the 2008 and 2009, the Group conducted open market repurchase of its Convertible Notes, and repurchased $6.5 million and $4.0 million aggregate principal amount of the Convertible Notes for a total cash consideration of $2.0 million and $1.8 million, respectively. As a result, the Group realized a net gain of $4.5 million and $2.2 million and recorded as other income.

13. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits was $2,240,492, $2,467,789 and $3,744,032 for the years ended December 31, 2008, 2009 and 2010, respectively.

14. PROFIT APPROPRIATION

Pursuant to laws applicable to entities incorporated in the PRC, PRC subsidiaries such as Sunergy Nanjing, Sunergy Shanghai, SST and NRE, are prohibited from distributing their statutory capital and must make appropriations from PRC GAAP after-tax profit to other non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the appropriation to the other fund are at PRC subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends, loans or advances to the Company. Due to a net loss in 2008 and 2009, PRC subsidiaries made no appropriation to other non-distributable reserve funds.

As a result of these PRC laws and regulations, PRC subsidiaries are restricted in its ability to transfer the registered capital to the Company in the form of dividends, loans or advances. The restricted portion amounted to $143,183,283 as of December 31, 2010.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

15. OTHER (EXPENSE) INCOME, NET

	Years ended December 31,
	2008	2009	2010
	$	$	$
Foreign currency exchange loss, net	(6,858,856)	(517,321)	(5,052,285)
Convertible bond repurchase gain	4,525,625	2,155,000	—
Government grants	98,732	25,613	153,871
Others	(33,068)	437,299	1,211,926
	(2,267,567)	2,100,591	(3,686,488)

16. INCOME TAXES

Cayman Islands

China Sunergy Cayman is not subject to tax on income or capital gain according to the current laws of the Cayman Islands.

British Virgin Islands

China Sunergy BVI is not subject to tax on income or capital gain according to the current laws of the British Virgin Islands.

Hong Kong

Sunergy Hong Kong is subject to Hong Kong profit tax at a rate of 17.5% as of March 31, 2008 and 16.5% effective from April 1, 2008. No Hong Kong profit tax has been provided as Sunergy Hong Kong has no assessable profit that was earned in or derived from Hong Kong in periods presented.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Sunergy Nanjing, as a recognized High and New Technology Enterprise (“HNTE”), is entitled to a two-year exemption and three-year 50% reduction in EIT starting from 2006. The EIT rate is 12.5% for Sunergy Nanjing in 2010. Since Sunergy Nanjing’s certificate of HNTE need to be renewed in 2011, management applied the 25% income tax rate in the deferred tax calculation.

Sunergy Shanghai was established in November 2007 and its applicable EIT rate is 25%. Sunergy Shanghai did not have substantive operations and had incurred minimal non-operating related losses.

SST was acquired in November 2010, which obtained the certificate of HNTE in 2009, with a valid period from 2009 to 2011, and thus is eligible for a 15% preferential tax rate during the periods above.

NRE was acquired in November 2010 and its applicable EIT rate is 25%.

The Group has no uncertain tax positions as of December 31, 2009 and 2010 or unrecognized tax benefits which would favorably affect the effective income tax rate. The Group does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next 12 months.

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

16. INCOME TAXES  – (continued)

The tax benefit (expense) comprises of:

	Years ended December 31,
	2008	2009	2010
	$	$	$
Current income tax expense	—	—	(6,367,680)
Deferred tax benefit	2,648,621	902,709	800,518
	2,648,621	902,709	(5,567,162)

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years ended December 31,
	2008	2009	2010
PRC statutory enterprise income tax rate	25.0%	25.0%	25.0%
Different tax rates in other jurisdictions	(3.0%)	(6.2%)	3.9%
Other non-deductible expense for tax purposes	(0.7%)	(0.9%)	0.2%
Effect of preferential tax treatment	(11.1%)	(8.1%)	(14.2%)
Effect of future tax rate change	(0.2%)	(0.5%)	(5.1%)
50% additional deduction of R&D expense	0.4%	1.6%	(0.2%)
Change in valuation allowance	—	(2.5%)	(0.3%)
Others	—	—	0.4%
	10.4%	8.4%	9.7%
Gross tax exemption	$2,514,002	$870,675	$8,154,413
Tax holiday per share-basic	$0.01	$0.00	$0.03
Tax holiday per share-diluted	$0.01	$0.00	$0.03

The principal components of the deferred tax assets are as follows:

	At December 31,
	2009	2010
	$	$
Deferred tax assets:
Depreciation of property, plant and equipment...	310,340	915,440
Warranty costs	69,761	2,157,651
Inventory write-down	152,263	627,580
Allowance for doubtful account	1,039,079	2,419,259
Tax losses carried forward	3,085,288	516,368
Fixed assets impairment	103,042	206,263
Others	(11,101)	732,922
Gross total deferred tax assets	4,748,672	7,575,483
Valuation allowances	(341,407)	(516,368)
Net deferred tax assets	4,407,265	7,059,115
Analysis as:
Current	2,838,806	3,940,863
Non-current	1,568,459	3,118,252
Total deferred tax assets	4,407,265	7,059,115

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

16. INCOME TAXES  – (continued)

	At December 31,
	2009	2010
	$	$
Deferred tax liabilities:
Derivative assets	—	(64,530)
Intangible assets	—	(2,273,023)
Total deferred tax liabilities	—	(2,337,553)
Analysis as:
Current	—	(654,026)
Non-current	—	(1,683,527)
Total deferred tax liabilities	—	(2,337,553)

The tax losses carryforwards arising from year 2008 and 2009 of Sunergy Nanjing are approximately $645,784 and $19,799,450 respectively, which were used in 2010.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. Based upon the projections for future taxable income over the periods in which the deferred tax assets are realizable, the Group believes it is more-likely-than-not that Sunergy Nanjing, SST and NRE will realize the benefits of those deductible differences, and as such, no valuation allowances as of December 31, 2010 have been provided. The amount of the deferred tax assets considered to be realizable, however, could be reduced in the near term if estimates of future taxable income during the tax loss carry forward periods are reduced.

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

In accordance with the New EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary unless the profits are essentially permanent in duration. As of December 31, 2010, the Company’s PRC subsidiaries have an accumulated earning of $14.3 million. As the Group plans to indefinitely reinvest the undistributed earnings of the Company’s PRC subsidiaries, no dividend withholding tax has been accrued.

17. SHARE-BASED COMPENSATION

Prior to January 1st, 2008, pursuant to the company’s Share Incentive Plan which allows the Company to offer share incentive awards to employees, officers, directors, individual consultants or advisors who rendered services to the Group, 2,500,000 options were authorized and 2,050,900 options were granted, which generally vest over four years and have a 10-year contract term.

On January 10, 2008, under the Share Incentive Plan, the Company further granted options to purchase 716,226 ordinary shares to certain employees at an exercise price of US$1.283 per share.

On February 5, 2008, the shareholders granted approval for its Second Share Incentive Plan (the “Second Plan”). The Second Plan is open to members of the China Sunergy Board, as well as employees and

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

17. SHARE-BASED COMPENSATION  – (continued)

consultants as determined by the Compensation Committee of the Board. The maximum number of shares that may be issued pursuant to the Second Plan is 4,190,748. The Company granted 2,397,301 and 1,078,785 restricted common shares to its then CEO and CFO on the same day, which vest one third annually over the following three years.

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

In 2010, the Group didn’t grant any additional options to employees.

The Group recorded $3,231,594 and $1,327,033 and $543,510 as compensation expense for the years ended December 31, 2008, 2009 and 2010, respectively.

The Group records share-based compensation based on the grant date fair value of the option. The weighted average grant-date fair value of options granted during year 2008 and 2009 was $1.20 and $0.22 per share, respectively, computed using the binomial option-pricing formula that uses the assumptions noted below. Expected volatilities are based on the average volatility of comparable companies with the time period commensurate with the expected time period. The Group uses historical data to estimate option exercise and employee termination within the pricing formula. The contractual life of the option is 6 to 10 years. The risk-free rate for periods within the contractual life of the option is based on the yield of US Treasury Bond.

	2008	2009
Average risk-free rate of return	3.91%	1.51% ~ 2.40%
Contractual life of the option	10 years	6 ~ 10 years
Volatility rate	60%	84%
Dividend yield	0%	0%

A summary of the option activities is follows:

	Number of Options	Weighted average exercise price	Weighted average remaining contract term	Aggregate intrinsic value
Outstanding at January 1, 2010	1,609,071	$1.218
Forfeited	(643,857)	$1.210
Outstanding at December 31, 2010	965,214	$1.223	6.60	$—
Options vested or expected to vest at December 31, 2010	904,762	$1.219	6.62	$—
Options exercisable at December 31, 2010	716,237	$1.202	6.25	$—

As of December 31, 2010, there was $84,426 of unrecognized compensation expense related to unvested share-based compensation, which is expected to be recognized over a weighted-average period of 0.57 years.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

17. SHARE-BASED COMPENSATION  – (continued)

The following table summarizes the activity of restricted shares during the year ended December 31, 2010:

	Number of Restricted Shares	Weighted average grant- date fair value
Non-vested as of January 1, 2010	799,101	1.13
Vested	(799,101)	—
Non-vested as of December 31, 2010	—	—

As of December 31, 2010, there was no unrecognized compensation expense related to restricted shares granted under the plan.

18. RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

Amounts due from related parties:

	Years ended December 31,
	2009	2010
	$	$
Trade related balances	22,102,667	42,577,666
Amounts due from related parties	22,102,667	42,577,666

The balances of amounts due from related parties pertain to receivables and prepayments in respect of sales and inventory acquisition or land use right purchases from related parties with common ultimate investors. Details with such parties are as follows:

	At December 31,
Name of related party	2009	2010
	$	$
Jiangxi Jingde Semiconductor New Material Co., Ltd.	12,270,385	—
CEEG (Nanjing) Semiconductor Co., Ltd	—	3,359,847
SST	7,103,684	—
CEEG (Nanjing) Special Transformer Co., Ltd		5,230,447
China Electric Equipment Group Co., Ltd	—	326
CEEG Nanjing International Trade Co., Ltd	—	29,178,994
CEEG (Nanjing) Solar Research Institute	—	4,808,052
NRE	2,728,598	—
	22,102,667	42,577,666

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

18. RELATED PARTY TRANSACTIONS AND BALANCES  – (continued)

Amounts due to related parties:

	At December 31,
	2009	2010
	$	$
Trade-related balance	2,240,422	1,365,206
Non-trade related balance	128,115	1,097,748
Amounts due to related parties	2,368,537	2,462,954

Trade related balances pertain to payables and pre-collected amounts in respect of rental, inventory and fixed assets purchases and sales to/from related parties with common ultimate investors. Details of trade related balances with such parties are as follows:

	At December 31,
Name of related party	2009	2010
	$	$
CEEG (Nanjing) Special Transformer Co., Ltd	26,361	36,239
China Electric Equipment Group Co., Ltd	140,313	182,644
China Electric Equipment Group (Hong Kong) Limited	—	19,167
Jiangxi Jingde Semiconductor New Material Co., Ltd	—	168,518
Eco Energy S.r.l	—	894,813
CEEG(Jiangsu) Limited	—	55,180
CEEG(Jiangsu) Insulative New Material Co., Ltd	—	8,645
CEEG (Nanjing) Semiconductor Co., Ltd	2,073,748	—
	2,240,422	1,365,206

In 2010, the non-trade related balance pertains to certain utility expenses that China Electric Equipment Group Co., Ltd paid on behalf of the Group.

Related party transactions

Other than as disclosed in Note 9, details of related party transactions are as follow:

Sales to related parties with common ultimate investors:

Name of related party	Years ended December 31,
	2008	2009	2010
	$	$	$
CEEG Nanjing International Trade Co., Ltd	—	—	15,234,153
*SST	46,575,536	54,921,565	121,455,630
CEEG (Nanjing) Solar Research Institute	1,265,956	688,835	6,564,291
*NRE	7,159,226	26,691,008	119,811,919
CEEG (Nanjing) Semiconductor Co., Ltd	—	42,283	3,196,049
China Electric Equipment Group (Hongkong) Limited...	—	1,417	—
	55,000,718	82,345,108	266,262,042

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

18. RELATED PARTY TRANSACTIONS AND BALANCES  – (continued)

Purchase of raw materials from related parties with common ultimate investors are as follows:

	Years ended December 31,
Name of related party	2008	2009	2010
	$	$	$
CEEG (Nanjing) Solar Research Institute	11,147	475	1,218,487
*SST	257,301	4,193,444	8,332,132
CEEG (Nanjing) Semiconductor Co., Ltd	7,076,920	6,529,087	42,376,869
China Electric Equipment Group (Hongkong) Limited	76,713	319,271	—
*NRE	—	227,919	625,604
Jiangxi Jingde Semiconductor New Material Co., Ltd.	—	2,169,476	10,724,422
	7,422,081	13,439,672	63,277,514

*	Prior to the acquisitions

In 2008, the Group purchased equipment from CEEG, including electric transformers, high-voltage switch cabinet, power distribution boxes, switch cabinets and frequency converter cabinet in the total amount of approximately $1.4 million. The Group also entered into an agreement to lease the land use right over a plot of land of 360 square meters from CEEG (Nanjing) Special Transformer Co., Ltd. for a term until March 2013 to construct a nitrogen station. The tenancy agreement provides for annual rental payments of approximately $3,000.

In December 2010, NRE prepaid $5.6 million to CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. for purchase the right to use a parcel of land of approximately 77,565.4 square meters in Nanjing.

19. COMMITMENTS AND CONTINGENCIES

a) Operating lease commitments

The Group has operating lease agreements principally for staff quarters and for warehouse premises in the PRC. Such leases have remaining terms generally within 60 months, and are renewable upon negotiation. Rental expense was $390,649, $302,253 and $820,175 for the years ended December 31, 2008, 2009 and 2010, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2010 were as follows:

Twelve-month period ending December 31,
2011	$1,389,928
2012	$391,401
2013	$195,193
2014	$174,164
2015	$27,179
Over 5 years	$138,161
$2,316,026

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

19. COMMITMENTS AND CONTINGENCIES  – (continued)

b) Purchase commitments

	At December 31,
	2008	2009	2010
	$	$	$
Commitments to purchase property, plant and equipment	10,024,744	2,742,662	7,018,226
Commitments to purchase silicon raw materials	828,705,901	—	6,070,617
	838,730,645	2,742,662	13,088,843

In 2008, the commitments to purchase silicon raw materials were mainly resulted from the purchase contract signed with REC Sitech AS and Hitachi Hi-Tech. During 2009, due to the alleviated situation in the raw material supply market, the Group exited from the long term purchase contracts.

c) Contingencies

(1) Class action

In 2009, the Company agreed to settle a securities class action that was filed against it on September 7, 2007 in the United States District Court for the Southern District of New York on behalf of purchasers of the Company’s American Depositary Shares during the period from May 17, 2007 through August 23, 2007. The proposed settlement agreement, filed with the court on October 16, 2009, was still pending and must be approved by the court before become final. The Company recorded its best estimate of the probable amount of $1.05 million for the final settlement in the consolidated financial statements as of and during the year ended December 31, 2009. The Company is currently awaiting the hearing for final approval of the settlement, set by the Court for May 12, 2011.

(2) Dispute with REC

On September 9, 2009, REC Wafer announced that it terminated a long-term take-or-pay contract with the Group for deliveries of mono wafers. REC Wafer called upon a USD 50 million bank guarantee established by the Group to cover the Group’s possible future payment obligations.

The Group has served a writ to REC claiming that REC Wafer is not a party to the contract originally entered into between China Sunergy and the dissolved REC Sitech.

In parallel, the Group requested an injunction to prevent REC Wafer from accessing the bank guarantees. The Court of Appeal has granted the injunction and ordered that Nordea Bank Norge ASA is prohibited from making payment and REC Wafer is prohibited from receiving payment from the US$50 million bank guarantees issued by Nordea Bank Norge ASA to REC Sitech AS. The injunction will remain in force until the Court of Appeal makes a ruling on the main dispute.

The court proceeding in Norway regarding the main dispute is still ongoing. The Norwegian District Court ruled on July 5, 2010 in favor of REC Wafer. The Group appealed the ruling at the Court of Appeal, claiming REC Wafer is not a party to the contract originally entered between the Group and the dissolved REC Sitech AS. The Court of Appeal hearing, originally scheduled for March 2011, will now be held in June 2011.

The Group will vigorously defend its interests and will continue to monitor the developments of the REC legal proceedings under both PRC and Norwegian courts. As of December 31, 2010, the Group believes the outcome of the dispute and related litigation proceedings is still uncertain and the present situation does not enable the Group to reasonably estimate either the likelihood or an amount of the potential outcome.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars, except share data and unless otherwise stated)

19. COMMITMENTS AND CONTINGENCIES  – (continued)

Therefore, no accrual of such contingent loss, if any, has been recorded in the consolidated financial statements as of and for the year ended December 31, 2010.

20. SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Based on this assessment, the Group has determined that it operates in a single business segment that includes the design, development, and manufacture of solar cells and modules. The following table summarizes the Group’s revenues generated from different geographic locations:

	Years ended December 31,
	2008	2009	2010
	$	$	$
Europe:
– Germany	126,859,750	67,119,945	28,200,774
– Italy	6,127,527	7,557,142	63,466,986
– Spain	9,399,022	2,742,703	19,171,470
– Belgium	—	—	11,850,788
– France	—	—	8,745,007
– Czechoslovakia	—	—	3,837,593
– Others	51,109	1,782,935	12,488,306
Europe total	142,437,408	79,202,725	147,760,924
PRC	196,628,021	185,176,939	330,377,693
India	1,153,918	1,657,445	—
South Korea	10,256,856	408,947	8,208,136
Australia	—	11,947,449	7,925,457
America	—	2,568,090	6,532,809
Others	443,758	3,903,774	16,414,158
Total net revenues	350,919,961	284,865,369	517,219,177

Substantially all the identifiable assets of the Group are located in the PRC.

21. SUBSEQUENT EVENT

In February 2011, in order to secure long-term supply of silicon wafer while maintaining ability to keep the price at the market level, the Group entered into a 6-year contract with GCL-Poly Energy Holdings Limited. The agreement contains a clause for a price adjustment mechanism based on wafer market price and requires a prepayment of RMB 50 million (equal to $7.5 million).

In March 2011, NRE entered into agreements with CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. to purchase manufacturing site and ancillary premises of approximately 25,000 square meters with a price of approximately RMB 50.2 million (equal to $7.6 million).

* * * * * *

ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE 1

CHINA SUNERGY CO., LTD.
Financial information for parent company.

BALANCE SHEET
(In U.S. dollars, except for share data)

	December 31,
	2009	2010
	$	$
ASSETS
Current assets:
Cash	2,122,457	3,011,939
Restricted cash	11,250,000	11,250,000
Amount due from subsidiaries	100,848,016	95,636,800
Dividend receivable	15,827,573	15,827,573
Other receivables	122,060	308,378
Total current assets	130,170,106	126,034,690
Investments in subsidiaries	81,975,097	144,326,977
Restricted cash – collateral account	20,471,220	18,521,580
Convertible senior notes issuance cost	3,611,139	2,610,744
Total assets	236,227,562	291,493,991
Liabilities and equity:
Liabilities:
Amount due to subsidiary	1,506,841	—
Other liabilities	2,530,850	2,163,592
Total current liabilities	4,037,691	2,163,592
Collateral account payable	20,471,220	18,521,580
Convertible senior notes payable	44,000,000	44,000,000
Total liabilities	68,508,911	64,685,172
Equity:
Ordinary shares (par value $0.0001; 463,247,600 shares authorized, 267,287,253 shares issued and outstanding as of December 31, 2009 and 2010)	26,729	26,729
Additional paid-in capital	185,336,850	185,475,047
Subscription receivable	(405,313)	—
Retained earnings (accumulated deficit)	(38,447,965)	13,286,290
Accumulated other comprehensive income	21,208,350	28,020,753
Total equity	167,718,651	226,808,819
TOTAL LIABILITIES AND EQUITY	236,227,562	291,493,991

CHINA SUNERGY CO., LTD.

STATEMENT OF OPERATIONS
(In U.S. dollars)

	Year ended December 31,
	2008	2009	2010
	$	$	$
General and administrative expenses	(4,622,480)	(3,808,452)	(1,773,573)
Total operating expenses	(4,622,480)	(3,808,452)	(1,773,573)
Loss from operations	(4,622,480)	(3,808,452)	(1,773,573)
Interest expense	(2,566,107)	(3,577,417)	(3,090,395)
Interest income	2,841,185	2,307,727	815,331
Equity in gains (losses) of subsidiaries	(23,426,736)	(7,529,646)	55,539,477
Other income, net	4,450,170	2,338,441	243,415
Net loss	(23,323,968)	(10,269,347)	51,734,255
Net loss attributable to Company ordinary shareholders	(23,323,968)	(10,269,347)	51,734,255

CHINA SUNERGY CO., LTD.

STATEMENT OF CASH FLOWS
(In U.S. dollars)

	Year ended December 31,
	2008	2009	2010
	$	$	$
Operating activities:
Net income (loss) attributable to China Sunergy Co., Ltd	(23,323,968)	(10,269,347)	51,734,255
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in gains/losses of subsidiaries	23,426,736	7,529,646	(55,539,477)
Share-based compensation	3,231,594	1,327,033	543,510
Gain on repurchase of convertible senior notes	(4,525,625)	(2,155,000)	—
Amortization of convertible senior notes	1,273,087	1,393,248	1,000,395
Others	(258,333)	494,346	—
Changes in operating assets and liabilities:
Other receivables	691,186	36,484	(186,318)
Other liabilities	1,071,207	(1,168,212)	(367,258)
Amounts due from subsidiaries	(2,192,788)	—	3,704,375
Net cash provided by (used in) operating activities	(606,904)	(2,811,802)	889,482
Investing activity:
Investments in subsidiaries	(4,670,000)	—	—
Amounts due from subsidiaries	(49,541,380)	(729,442)	—
Increase in restricted cash	7,750,000	—	—
Net cash used in investing activity	(46,461,380)	(729,442)	—
Financing activities:
Amounts due to subsidiaries	269,729	253,263	—
Cancellation of restricted shares	—	(479)	—
Proceeds from issuance of convertible senior notes	54,500,000	—	—
Payment of debt issuance costs	(4,337,573)	—	—
Payment of convertible senior notes repurchase	(1,974,375)	(1,845,000)	—
Net cash provided by (used in) financial activities	48,457,781	(1,592,216)	—
Net increase in cash and cash equivalents	1,389,497	(5,133,460)	889,482
Cash and cash equivalents at the beginning of the year	5,866,420	7,255,917	2,122,457
Cash and cash equivalents at the end of the year	7,255,917	2,122,457	3,011,939
Supplemental disclosure of non-cash investing activities:
Restricted cash collateral received (repaid) in connection with share-lending arrangement	17,502,450	2,968,770	(1,949,640)

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