Form 20-F
period 2011-12-31
China Sunergy Co., Ltd.
filed 2012-04-26
CIK 1396247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2011.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this shell company report

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

Stephen Zhifang Cai, (86 25) 5276 6666,

stephen.cai@chinasunergy.com,

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 18 ordinary shares, par value $0.0001 per share	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

267,287,253 ordinary shares, par value $0.0001 per share, as of December 31, 2011.

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

INTRODUCTION

In this annual report, except where the context otherwise requires:

•	“we,” “us,” “our company,” “our,” “Sunergy” and “China Sunergy” refer to China Sunergy Co., Ltd., a limited liability company established in Cayman Islands, its predecessor entities and its subsidiaries;

•	“Sunergy Nanjing” refers to China Sunergy (Nanjing) Co., Ltd., previously named CEEG (Nanjing) PV-Tech Co., Ltd., a limited liability company established in China;

•	“SST” refers to CEEG (Shanghai) Solar Science Technology Co., Ltd., a limited liability company established in China;

•	“NRE” refers to CEEG (Nanjing) Renewable Energy Co., Ltd., a limited liability company established in China;

•	“shares” or “ordinary shares” refers to our ordinary shares;

•	“ADSs” refers to our American depositary shares. On December 21, 2011, we effected a change of the ADS to ordinary share ratio from one ADS representing six ordinary shares to one ADS representing 18 ordinary shares. The ratio change has the same effect as a one-for-three ADS consolidation. “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“RMB” or “Renminbi” refers to the legal currency of China; “$” or “U.S. dollars” refers to the legal currency of the United States; and “Euro” or “€” refers to the legal currency of the European Union;

•	“original equipment manufacturing” or “OEM” refers to arrangements under which we process silicon wafers provided by our customers into solar cells, or process solar cells provided by our customers into solar modules, and charge processing fees from these customers;

•	“selective emitter cell” refers to a solar cell in which the regions under its front metal contact and the rest of the front surface areas are separately diffused and optimized;

•	“HP solar cell” refers to a more efficient version of our standard P-type cell, the conversion efficiency of which may generally be higher than that of a standard P-type solar cell as a result of an enhanced production process used;

•	“QSAR™ solar power product” refers to QSAR™ cells and QSAR™ modules. QSAR™ cell is a kind of new P-type solar cell with a structure enabling us to reach a record cell conversion efficiency of 19% on QSAR™ production line in 2011. QSAR™ cells are assembled into QSAR™ modules. Our QSAR™ solar products had been originally branded as “Quasar” before March 2012. We are filing trademark registration applications for the logos “QSAR” and “PSAR” in China, European Union, India, United States and Australia;

•	“PSAR™ solar power product” refers to PSAR™ cells and PSAR™ modules. PSAR™ cell is a kind of cell produced from mono-like wafers. PSAR™ cells improve light response efficiency and conversion efficiency at a lower cost. By using the high quality mono-like wafers, PSAR™ cell production process narrows the distribution of conversion efficiency and facilitates quality control process. In addition, PSAR™ cell technology adapts other new technologies developed by us to improve conversion efficiency. PSAR™ cells are assembled into PSAR™ modules, which fill in the rate gap between multicrystalline modules and monocrystalline modules and thus aim to satisfy our clients’ needs;

•	“Bi-facial solar power product” refers to bi-facial solar cells and bi-facial solar modules. Bi-facial solar cells are a special type of crystal silicon solar cell which can receive sunlight and produce electrical power from both front and rear surfaces. Bi-facial solar cells are designed with a special structure and metal contact so that they can produce more power from illumination on both sides. Bi-facial solar cells are assembled into bi-facial solar modules, which may be applied in residential situations such as carports, fences, trellises, and porch and patio covers.

•	when calculating our manufacturing or production capacity of solar cells, we have assumed that all products will be made using 156-millimeter monocrystalline silicon wafers, even though we currently use and expect to continue to use a mixture of monocrystalline and multicrystalline silicon wafers, each in sizes of 125-millimeter and 156-millimeter; to the extent we use smaller wafers or multicrystalline wafers, our actual production will be less than our capacity.

Our financial statements are expressed in the U.S. dollar, which is the reporting and functional currency of China Sunergy Co., Ltd. This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.2939 to $1.00, the noon buying rate in effect on December 30, 2011 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business.” On April 20, 2012, the noon buying rate was RMB6.3080 to $1.00.

We completed our initial public offering of 9,775,000 ADSs (approximately 3,258,333 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change) on May 22, 2007. On May 17, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “CSUN.” On July 1, 2008, we completed an offering of $54.5 million principal amount of 4.75% convertible senior notes due June 2013 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. Concurrently with the note offering, we also registered the offering of 4,431,000 ADSs (approximately 1,477,000 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change), which we loaned to an affiliate of the initial purchaser of the notes, who in turn sold the borrowed ADSs in the offering. We did not receive any proceeds from the offering of the borrowed ADSs, but have received a nominal lending fee from the ADS borrower.

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

The following table presents our selected consolidated financial information. You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the three years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with those statements. Our selected consolidated statement of operations data for the years ended December 31, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009, have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	For the Years Ended December 31,
	2007	2008(1)	2009(1)	2010	2011
	(in thousands, except share, per share, operating data and percentages)
Consolidated Statement of Operations Data
Net revenues	$234,908	$350,920	$284,865	$517,219	$566,292
Cost of revenues	(216,881)	(335,454)	(268,252)	(424,917)	(564,474)

Gross profit	18,027	15,466	16,613	92,302	1,818

Operating expenses:
Selling and marketing expenses	(1,644)	(3,866)	(2,920)	(5,467)	(19,149)
General and administrative expenses	(13,664)	(16,779)	(24,517)	(17,518)	(41,182)
Research and development expenses	(2,555)	(1,871)	(4,382)	(3,346)	(6,718)
Goodwill impairment loss	—	—	—	—	(14,807)

Total operating expenses	(17,863)	(22,516)	(31,819)	(26,331)	(81,856)
Income (loss) from operations	164	(7,050)	(15,206)	65,971	(80,038)
Net income (loss)	$(4,855)	$(23,324)	$(10,269)	$51,734	$(94,293)

Net income (loss) attributable to China Sunergy Co., Ltd.	(4,855)	(23,324)	(10,269)	51,734	(94,293)
Dividend on Series A redeemable convertible preferred shares	(155)	—	—	—	—
Dividend on Series B redeemable convertible preferred shares	(330)	—	—	—	—
Dividend on Series C redeemable convertible preferred shares	(233)	—	—	—	—
Net income (loss) attributable to China Sunergy Co., Ltd. ordinary shareholders	$(5,573)	$(23,324)	$(10,269)	$51,734	$(94,293)
Net income (loss) per share
-Basic	$(0.04)	$(0.10)	$(0.04)	$0.22	$(0.39)
-Diluted	$(0.04)	$(0.10)	$(0.04)	$0.21	$(0.39)
Shares used in computation
-Basic	185,165,757	238,079,890	239,366,840	240,545,811	240,701,253
-Diluted	185,165,757	238,079,890	239,366,840	262,009,223	240,701,253
Other Consolidated Financial Data
Gross margin	7.7%	4.4%	5.8%	17.8%	0.3%
Consolidated Operating Data
Solar cells sold (in megawatts, or MW)	70.0	100.4	181.5	277.2	6.6
Average selling price of solar cells (in $ per watt)	$2.92	$3.32	$1.36	$1.35	$0.84
Solar modules sold (in MW)	1.6	2.6	8.3	67.2	411.5
Average selling price of solar modules (in $ per watt)	$3.63	$4.13	$1.87	$1.92	$1.36

(1)	Reflects the adjustment for share-lending arrangement retrospectively. Please refer to Note 11 of our audited consolidated financial statements included in this annual report.

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands, except share and per share data)
Consolidated Balance Sheet Data
Cash and cash equivalents	$60,458	$94,800	$123,855	$106,468	$209,479
Restricted cash	23,473	62,400	55,678	84,988	84,435
Accounts receivable, net	26,817	8,906	15,292	65,581	152,286
Advances to suppliers, net	79,912	7,320	184	8,503	5,419
Amounts due from related parties	2,112	18,583	22,103	42,578	634
Inventories	56,092	59,125	22,645	72,335	43,977
Total Current Assets	265,708	264,657	246,684	407,597	561,349
Property, plant and equipment, net	52,929	102,609	93,790	111,629	164,535
Total assets	321,144	399,278	373,789	578,079	809,909
Short-term bank borrowings	$121,841	$97,299	$102,516	$139,530	286,888
Current portion of long-term borrowing	—	—	—	—	35,329
Accounts payable	7,157	29,099	27,411	51,646	47,720
Amounts due to related parties	8	246	2,369	2,463	57,610
Total current liabilities	136,243	146,622	139,063	246,376	498,575
Long-term bank borrowings	—	—	—	30,199	125,439
Convertible senior notes	—	48,098	44,000	44,000	27,500
Total equity	183,848	176,511	167,719	226,809	139,086
Total liabilities and equity	321,144	399,278	373,789	578,079	809,909

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

Volatile market and industry trends, in particular, changes in demand for solar power products and continued downward pressure on the prices of solar power products could reduce our revenues and profitability.

We are affected by solar power market and industry trends. From the fourth quarter of 2008 to the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand. During the same period, the global supply of solar power products exceeded global demand as a result of the global economic downturn. Such oversupply of solar power products contributed to the decline in the average selling price of our solar power products, including our solar cells and solar modules.

After significant price movements of 2009, relative stability returned to the industry during 2010 mainly due to global economic conditions. In 2011, the market demand and total shipment have increased but the average selling price of solar power products declined because of an over-supply of solar power products driven by increased manufacturing capacity. We expect solar power product prices to further decline in the near future due to decreased feed-in-tariffs in most European countries, increases in manufacturing capacity in our industry, decrease in polysilicon price, increased production efficiencies and reduced manufacturing costs as a result of improving technology .. If the prices of our products decline, or we are unable to lower our costs in line with price declines, whether through increasing manufacturing efficiency, securing raw materials at lower costs or technological advances, our revenues and profitability would be materially and adversely affected.

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

From early 2007 to the fourth quarter of 2008, mainly due to growing demand for solar power products and limited supply of polysilicon, there was an industry-wide shortage of polysilicon, which resulted in increasing polysilicon price. From late 2008 to the second half of 2009, however, there was an industry-wide excess supply of polysilicon, primarily due to increased supply from both existing polysilicon manufacturers and new entrants and weakened demand from the end market. As a result, polysilicon spot prices fell significantly from late 2008 to the second half of 2009, before stabilizing in 2010. In 2011, polysilicon price remained stable and moderately declined in the first three quarters, but collapsed in the fourth quarter of 2011.

According to Solarbuzz LLC, or Solarbuzz, an independent solar energy research and consulting firm, the average initial price range of long-term polysilicon supply contracts declined to $38 per kilogram in the fourth quarter of 2011 from $55 per kilogram in the fourth quarter of 2010, and the spot price for solar grade polysilicon maintained a level of around $65 per kilogram by the beginning of 2011 compared to the prices of $69 per kilogram by the end of 2010, but decreased dramatically to approximately $30 per kilogram by the end of 2011.

The price of polysilicon may not continue to decline or remain at its current level. Increases in the price of polysilicon have in the past resulted in increases in the price of wafers, and these increases in the price of silicon raw materials have in the past increased our production costs. Due to the volatile market prices, we cannot assure you that the price of polysilicon will remain at its current levels, especially when the global solar power market regains its growth momentum. Moreover, if the industry-wide shortage of polysilicon happens again, we may experience late or non-delivery from suppliers and purchase silicon raw materials of lower grade quality that may result in lower conversion efficiencies and reduce our average selling prices and revenues.

We have only expanded into downstream solar power businesses for a very short period of time and plan to continue our integration strategy. Any failure to successfully implement this strategy could have a material adverse effect on our growth, business prospects and results of operations.

On November 1, 2010, we completed the acquisition of SST and NRE, both of which were our related parties at the time of such transactions, from China Electric Equipment Group Co., Ltd., or CEEG, an entity controlled by Mr. Tingxiu Lu, and Sundex Holdings Limited, a company not affiliated with us, for total consideration of approximately RMB308.0 million ($48.9 million). SST and NRE integrate the research and development, production, sales and servicing of solar modules, with total annual production capacities of 915 MW as of December 31, 2011. The acquisitions facilitated the implementation of our strategy to expand into downstream solar power businesses, including the solar module business. Our ability to successfully implement this strategy is subject to various risks and uncertainties, including:

•	our short history in the solar module business

•	our ability to compete effectively with other companies engaging in similar business;

•	the level of demand for solar module products;

•	our possible lack of competitiveness in product quality and cost structure for the solar module business

•	the solar module business typically has longer cash conversion cycles with respect to our inventory and therefore results in our longer accounts receivable turnover time;

•	our expanded warranty liabilities associated with the solar module business, with the warranty period for solar modules lasting for 10 to 25 years in various situations, which results in higher warranty costs compared to those relating to sale of solar cells;

•	the need for additional capital to finance our new business operations, which may not be available on reasonable terms or at all;

•	our ability to maintain and develop relationships with solar module customers, including existing customers of the companies we acquired;

•	our ability to offer module products in countries presenting cultural, language, regulatory or other barriers;

•	our ability to integrate the companies we acquired.

•	our ability to hire and retain staff with relevant experience in solar module business; and

•	new risks associated with the solar module business yet to be fully understood by the industry and market.

Solar module business contributed 98.6% of our net revenues in 2011, and is expected to continue to contribute most of our net revenues in the future. If we are unable to effectively manage these risks, we may not be able to successfully operate the new solar module business and achieve the expected value of business integration strategy. We may fail to recoup our investment, and our business, competitiveness and results of operations could be materially and adversely affected.

The acquisitions and our implementation of the strategy of expanding into downstream solar power businesses resulted in substantial changes to our business, including, among others, the change in our customer base, from primarily module manufacturers and system integrators purchasing solar cells to primarily system integrators, solar power project developers and solar power product distributor. We have limited experience engaging in the solar module businesses and may not be successful in establishing a strong reputation in the market. Moreover, this sector of the solar power industry is rapidly evolving and is becoming increasingly competitive. We cannot predict whether, or how quickly, this market will grow.

Moreover, the change of product mix may adversely affect our overall gross margin as a percentage of our revenues. As we just recently expanded into the solar module business, we may experience low gross margin for the sales of our solar module products in order to compete effectively in the market. We may not be able to improve the gross margin percentage of our solar module products to the same level as of our previous solar cell products. As we gradually increase sales of solar modules and if the average selling price of our solar power products continue to decline as a result of deteriorating market conditions, our overall gross margin could be adversely affected. For example, our gross margin decreased from 17.8% in 2010 to 0.3% in 2011 primarily due to the decrease in the average selling prices for our solar power products and the increase in non-silicon manufacturing costs as a result of the rapid expansion of our module business. All these could adversely affect our growth, business prospects and results of operations.

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

Today, when upfront system costs are factored into costs per kilowatt, the cost of solar power substantially exceeds the cost of power furnished by the electric utility grid in almost all locations. As a result, national and local governmental bodies in many countries have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of solar power products in order to promote the use of solar energy in on-grid applications and to reduce dependence on other forms of energy.

As the solar power industry continues to develop, policy shifts could reduce or eliminate these government economic incentives altogether. For example, according to Solarbuzz, the Italian market was also overhung by the uncertainty over funding conditions. Italian government announced annual reductions to feed-in tariffs in an effort to impede overheating of its solar market in 2010 and May 2011. France’s government became aware of the extent of potential solar power market growth and therefore implemented a number of measures to slow market activity and introduced a new restrictive funding scheme in March 2011. In addition, at the beginning of 2011, the German government reacted to the projections that the market size would once again exceed expectations and decided to accelerate the incentive tariff decline. The German government scheduled a tariff reduction in January 2011, retained an annual basic reduction of 9% at year-end and further reduced its feed-in-tariffs by over 30% for ground mounted systems and by approximately 20% for rooftop installations from April 1, 2012. In addition, in certain countries, including countries to which we export solar power products, government financial support of solar power products has been, and may continue to be, challenged as being unconstitutional or otherwise unlawful. A significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, would have a material adverse effect on the demand for our solar power products as well as our results of operations.

We export a large amount of our products to Italy, France and Germany, and, other than European market, we also expect to sell more products to the US, China, India, Australia and emerging markets as we expand into the downstream solar power business.

We have a limited operating history and we have incurred losses in certain prior periods and may incur losses in the future.

We incurred net loss of $10.3 million in 2009 and had net income of $51.7 million in 2010. In 2011, we incurred net loss of $94.3 million. We cannot assure you that we will not incur net losses in the future or that there will not be any earnings or our revenue will not decline in any future periods. Our ability to maintain profitability depends on, among others, the growth rate of the solar power market, the continued global market acceptance of solar power products in general and our existing and future products in particular, our ability to secure quality raw materials, primarily silicon wafers, the pricing trend of solar power products, the competitiveness of our technology and products as well as our ability to provide new products to meet the demands of our customers, our ability to achieve our manufacturing expansion plans and our ability to control our costs and expenses. We may not be able to achieve or sustain profitability on a quarterly or annual basis.

Furthermore, our limited operating history, especially in the solar module business which we have not expanded into until the fourth quarter of 2010 may not provide a meaningful basis for evaluating our business, financial performance and prospects. Accordingly, even though we achieved growth or profitability during certain prior periods, you should not rely on our results of operations for any prior periods as an indication of our future performance. You should consider our business and prospects in light of the risks, expenses and challenges that we have as a company with a limited operating history seeking to develop and manufacture new products in a rapidly evolving market.

Our dependence on a limited number of third-party suppliers for key raw materials and solar cells and customized manufacturing equipment could prevent us from timely delivering our products to our customers in the required quantities, which could result in order cancellations and decreased revenue.

We purchase silicon wafers, which are our key raw materials, and some of the solar cells used in our module manufacturing business from a limited number of third-party suppliers. Most of our supply contracts have terms of less than one year. If we fail to develop or maintain our relationships with major suppliers of silicon wafers or solar cells, we may be unable to manufacture our products or manufacture our products at a higher cost or deliver our products after a long delay. We could also be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause order cancellations and loss of market share. Historically, we encountered problems with respect to the quality of silicon raw material supplied by some of our suppliers, which resulted in lower conversion efficiencies of our solar cells. In the past, some of our suppliers have failed to perform their delivery obligations because of volatile market prices. In addition, many of our contracts for silicon raw material supply do not provide for a remedy for non-delivery other than a refund of any advance payment that we may have made, and our legal recourse in cases of non-delivery may be limited.

The failure of any major supplier to supply silicon wafers or solar cells that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products and could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources on a timely basis or on commercially reasonable terms. The pricing terms under our raw material supply framework agreements generally are to be determined based on future negotiations. If we cannot agree on pricing terms with those suppliers in the future, those agreements will not be enforceable and we would then need to seek alternative supplies. In such an event, we may not be able to secure sufficient alternative supplies.

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

The demand for solar power products is influenced by macroeconomic factors, such as global economic conditions, the supply and price of other energy products, as well as government regulations and policies concerning the electric utility industry. The global financial markets experienced a downturn in 2008, and since most of the world’s major economies have experienced a period of slow economic growth. The global economic downturn resulted in weakened market demand for products that require significant initial capital expenditures, including solar power products. The global economic downturn in several key solar power markets resulted in fewer investments in new installation projects that make use of solar power products. Existing projects may also be delayed as a result of the tightened credit for project financing and other disruptions. The unfavorable credit environment, which affects the ability of investors to obtain financing for their projects, also contributed to the slowdown of the solar project market. Furthermore, a decrease in the price of other energy products, such as oil, coal and natural gas, could reduce demand for alternative forms of energy, such as solar energy and may reduce the urgency of the market to invest in alternative energy. These macroeconomic factors resulted in reduced demand for our solar power products, and adversely affected our operating results. In 2009, 2010 and 2011, partly due to the impact of global financial market disruption and economic slowdown, some of our customers cancelled or delayed orders for our products.

Overall global economic conditions and the credit environment have improved significantly from the second half of 2009. However, a variety of factors, including the current European sovereign debt crisis and concerns about the viability of the European Union and the Euro, could cause further disruptions to the global economy. If these macroeconomic factors deteriorate again, the demand for our products will be materially and adversely affected.

Our costs and expenses may increase as a result of entering into fixed price, firm purchase commitment arrangements with our suppliers.

In response to the industry-wide shortage of silicon raw materials prior to the third quarter of 2008, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Currently we use both short-term and long-term contracts to secure our silicon raw materials supply, and the long-term contracts accounted for approximately 21.1% of all the silicon raw materials that we purchased in 2011. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable within a relatively small range or on a monthly basis. From the fourth quarter of 2008 to mid-2009, the price of silicon raw materials decreased precipitously because of the excess supply of silicon raw materials resulting from slower global solar power market growth. In light of such excess supply, we have sought to re-negotiate with our long-term supply partner in regard to a long-term supply contract signed in 2008. See “—We have been a party in several legal proceedings, which, if determined adversely, could negatively affect our business and results of operations.” If we fail to re-negotiate or terminate any similar contracts in the future, we may be subject to contractual damages. If the prices under our amended supply contracts continue to be higher than the market prices after such re-negotiation, we may be placed at a competitive disadvantage versus our competitors which purchase their silicon raw materials from the spot market or under renegotiated supply contracts with more favorable prices, and our profitability could decline. In addition, if demand for our solar power products decreases and such agreements require us to purchase more raw materials than are required to meet our demand, we may incur costs associated with carrying excess inventory, which may have a material adverse effect on our cash flows. To the extent we are not able to pass these increased costs and expenses on to our customers, our business, financial condition and results of operations may be materially and adversely affected.

We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.

As of December 31, 2011, we had $209.5 million in cash and cash equivalents, and we had $447.7 million in outstanding borrowings, of which approximately $322.2 million was due within one year. The amount of our borrowings could constrain our operational flexibility, including requiring a substantial portion of our cash flows to be set aside to service our debt obligations, increasing our exposure to interest rate fluctuations and limiting our ability to obtain additional financing. Furthermore, since early 2011, the People’s Bank of China has raised the reserve requirement ratio several times to curb inflation and regulate the real property market, which caused a decrease in overall market liquidity. Any future turmoil in the global or PRC credit markets and the subsequent impact on the liquidity of financial institutions may further adversely affect our ability to fund our business through borrowings, under either existing or newly created instruments in the public or private markets on terms that we believe to be reasonable, if at all. We cannot assure you that we will be able to obtain extensions of our facilities as they mature. If we are unable to obtain extensions of these facilities, or if we are unable to obtain sufficient alternative funding on reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. We cannot assure you that our business will generate sufficient cash flows from operations to repay these borrowings. In addition, repaying these borrowings with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth.

Historically, given the state of the industry, we generally need to make prepayments at a certain percentage of the order value to our suppliers of silicon raw materials in advance of shipment. Due to the relative oversupply of polysilicon, the required prepayments as a percentage of the entire contract have been reducing. In 2011, most of our suppliers granted us credit terms under their contracts with us. However, our purchases of raw materials may continue to require us to make certain working capital commitments. We may also need additional capital for the expansion and modification of our manufacturing lines in the future. As a result, we may require additional debt or equity financing. Furthermore, we have granted credit terms for our sales to some of our large customers. Some of our customers may fail to meet their payment obligations, which would materially and adversely affect our financial position, liquidity and results of operations.

In 2012, we believe a majority of our revenues will be derived from credit sales, generally with payment schedules according to negotiated contracts. As a result of the disruptions in the financial markets and other macro-economic challenges which had affected the world economy, our customers may experience cash flow concerns. As a result, they may delay their payment to us. Any inability of current or potential customers to pay us may adversely affect our earnings and cash flow.

In addition, we may also need a significant amount of cash to meet future capital requirements in connection with our overall expansion plan, including the expansion of our solar power product manufacturing facilities, as well as research and development activities in order to remain competitive. Future acquisitions, expansions, market changes or other developments may also require additional funds. If we fail to effectively manage our cash flows from operations and borrowings to support our cash flow requirements, we may encounter difficulty in maintaining our liquidity, which would have a material adverse effect on our business, financial condition and future prospects.

Our advance payments to most of our raw material suppliers expose us to the credit risk of these suppliers, and if these suppliers default in delivery or refunding the payment, our financial condition, results of operations and liquidity may be adversely affected.

Under the supply contracts we entered into with some of our silicon raw material suppliers, we made advance payments and long-term prepayments in order to maintain our relationship and preferential price with qualified suppliers. As of December 31, 2011, our advances to suppliers were $5.4 million and our long-term prepayment to a third party supplier under a long-term supply agreement was $4.9 million.

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

We currently expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our solar modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying product offerings. Although no single customer represents 10% or more of our net revenue, for the year ended December 31, 2011, approximately 23.1% of our net revenues were derived from sales of solar power products to our top five customers. We have competitors who may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. We cannot assure you that we will continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. The loss of one or more of our significant customers and reduced or cancelled orders from one or more of our significant customers may cause material fluctuations or declines in our revenues.

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

Furthermore, a larger portion of our revenues have been and may continue to be, derived from credits sales to our customers. As of December 31, 2010 and 2011, outstanding accounts receivables balance from customers representing 10% or more of total gross accounts receivables accounted for approximately 34% and 23%, respectively of our total outstanding accounts receivable. The failure of any of these or other customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

Our accounts receivable increased significantly from $65.6 million as of December 31, 2010 to $152.3 million as of December 31, 2011. The increase in our accounts receivable was primarily due to the significant increase in the sales of solar modules, which generally requires provision of credit terms. In addition, given the general economy, particularly the tightening of credit markets, we have extended credit to many customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due, ultimately increasing our accounts receivable and exposure to credit risks of our customers. The increase of our receivables and the failure of any of our new or existing customers to meet their payment obligations under the credit terms granted would deteriorate our working capital and materially and adversely affect our business, financial position, liquidity and results of operations.

Our balance of provision for doubtful accounts decreased from $7.4 million in 2009 to $3.2 million in 2010, but increased to $15.9 million in 2011 primarily as the result of certain customers’ prolonged failure to settle accounts receivables and the continuing deterioration of their financial condition and creditworthiness. In addition, we are exposed to the credit risk of new customers with whom we have not had extensive business dealings historically. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. Although we have been able to maintain adequate working capital primarily through short-term borrowing and long-term bank borrowings, any failure by our customers to settle outstanding accounts receivable in the future could materially and adversely affect our business, cash flow, financial condition and results of operations.

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

The market for solar power products is highly competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Our competitors include crystalline based solar cell and module manufacturers such as Sunpower Corp, Suntech Power Holdings Co., Ltd., Trina Solar Ltd,.Yingli Green Energy Holding Co., Ltd., Canadian Solar Inc., Hanwha SolarOne Ltd., Jinko Solar Holding Co., Ltd., and Sharp Corporation. Some of our competitors, for example Yingli Green Energy Holding Co., Ltd., have also become vertically integrated, from polysilicon, wafer and module manufacturing to solar system integration. During periods of raw material supply shortage, their internally produced raw materials may enable them to realize a higher margin in comparison with other solar power product manufacturers.

Decreases in polysilicon prices and increases in solar power product manufacturing capacity could result in substantial downward pressure on the price of solar power products and intensify competition we face. We may also face new competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar power products. In addition, the entire solar power industry faces competition from conventional and non-solar renewable energy technologies. Due to relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government subsidies and economic incentives.

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

We may not be successful in the commercial production of new products, which could limit our growth prospects.

We have invested significantly in research and development of solar power products technology in order to achieve high conversion efficiency required for our advanced solar cells and modules. We are currently upgrading technology for manufacturing QSAR™ solar power products and PSAR™ solar power products, and in the process of obtaining major product certifications for the bi-facial solar power products. The conversion efficiency of the new types of solar cells may be generally higher than that of mainstream P-type solar cells. Our QSAR™ solar cells have been commercially shipped by June 2011 and we obtained the TUV certificates for QSAR™ solar modules in November 2011. However, we cannot assure you that we will be able to commercially manufacture our advanced solar cells and modules on a large scale in a cost effective way.

We may face significant challenges in manufacturing our new solar power products. Minor deviations in the manufacturing process can cause decreases in yield and cell conversion efficiencies. We may face difficulty in securing wafer supply for the manufacture of the new types of solar power products. If we are unable to commence manufacturing the new types of solar power products on a timely basis, or if we face technological difficulties in cost-efficiently producing the new types of solar power products with the expected performance on a stable level, or if we are unable to secure sufficient raw material supplies or generate sufficient customer demand for our new types of solar power products, our business and prospects may be adversely impacted.

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

Because our existing manufacturing capabilities are, and our future manufacturing capabilities will likely remain, concentrated in our manufacturing facilities in Nanjing and Shanghai, China, any problem in our facilities may limit our ability to manufacture products. We may encounter problems in our manufacturing facilities as a result of, among other things, production failures, construction delays, human errors, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience floods, droughts, power losses and similar events beyond our control that would affect our facilities. For example, the unusually heavy snowstorms in the first quarter of 2008 disrupted our power supply and forced us to suspend our manufacturing operations for three weeks. In addition, a power loss to our Nanjing facility in February 2011 disrupted our entire manufacturing operation for three days, and continuously influenced part of our manufacturing operation for another three days, resulting in a total loss of production capacity of approximately 3.5 MW. Any disruption in our manufacturing process that forces us to shut down and restart our production causes a drop-off in production quality during the first two or three weeks after we resume production, which in turn reduces our yield as more of our output falls below our quality control standards during that period.

Our business depends substantially on the continuing efforts of our chairman, executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of Mr. Tingxiu Lu, our chairman, our executive officers and key employees, especially Dr. Jianhua Zhao, our chief technology officer, Mr. Stephen Zhifang Cai, our director and chief executive officer, and Dr. Aihua Wang, our vice president. In the past, certain of our executive officers and key employees resigned from their positions. For example, Mr. Ruennsheng Allen Wang resigned from the position as our director and chief executive officer in March 2010. Mr. Siegfried Yi Chou Hsu resigned from the position as our chief financial officer in October 2010. We subsequently appointed Mr. Stephen Zhifang Cai as our chief executive officer and director in March and April 2010, respectively, and appointed Mr. Yongfei Chen as our acting chief financial officer in November 2010 and as our chief financial officer in January 2012. Although we have successfully found replacements for these vacated positions in the past, we cannot assure you that we will continue to be able to find eligible candidates in the future if one or more of our executive officers or key employees are unable or unwilling to continue in their present positions.

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

In light of our increased sales to customers outside China, we face risks associated with the marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

Historically, we made a majority of our sales to customers located in China. In 2011, we derived 93.3% of our net revenues from sales of our products to customers outside China. We intend to continue to expand our sales in Europe as well as in other overseas markets such as United States, India, Australia and other countries and regions. We anticipate that the majority of our solar module products will be sold to customers outside China in 2012. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer or plan to offer our products;

•	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets;

failure to develop appropriate risk management and internal control structures tailored to overseas operations;

failure to obtain or maintain certifications or intellectual property protection for our products or services in these markets;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries; and

•	demand for solar power products in overseas markets as influenced by worldwide credit crisis and its effects.

Our business in foreign markets requires us to respond timely and effectively to rapid changes in market conditions in the relevant countries. Our overall success as a global business depends, in part, on our ability to succeed in different legal, regulatory, economic, social and political conditions. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business. A change in one or more of the factors described above may have a material adverse effect on our business, prospects, financial condition and results of operations.

Measures such as initiation of anti-dumping and anti-subsidy proceedings and imposition of anti-dumping and/or countervailing duties by governments in our overseas markets could materially and adversely affect our export sales.

Anti-dumping and anti-subsidy proceedings have been initiated in the United States in relation to imports of Chinese solar power products. These proceedings may result in the imposition of anti-dumping or countervailing duties, or a combination of the foregoing. These and other similar measures could trigger trade disputes in the international solar power product markets. While the majority of our overseas customers are from Europe and other Asia countries, we cannot guarantee that our plans to expand overseas will not increase the risk of protectionist investigations or proceedings against us.

In October 2011, SolarWorld Industries America Inc. filed a petition with the U.S. International Trade Commission (“ITC”) and U.S. Department of Commerce (“DOC”), claiming that Chinese photovoltaic manufacturers are unfairly dumping products at below cost to capture U.S. market share and that Chinese producers are benefitting from massive government subsidies. We were not included as one of the mandatory respondent companies to the United States government’s countervailing investigations. On March 20, 2012, a preliminary determination was issued with an average countervailing duty rate of 3.61% applicable to China Sunergy solar cells produced in China that are imported, including as part of modules or panels, into the United States. The DOC also preliminarily determined that the countervailing and anti-dumping duty investigations apply only to solar cells made in China, as well as panels and modules, regardless of where manufactured, incorporating such cells. The investigations would not apply to panels or modules made in China of which solar cells are manufactured in a third country. We were not selected as a mandatory respondent to the anti-dumping investigation and participated in this case as a separate rate respondent. The DOC preliminary anti-dumping determination is due in May of 2012. The DOC determinations trigger deposit requirements at the preliminary rates on imports into the United States. Substantial import deposit requirements resulting from the preliminary or final determinations would impose a retroactive requirement to make deposits, which could be substantial, as to our affiliated U.S. import operations and increase our cost of selling into the United States and thus could adversely impact our export sales to the United States. Although our revenues from sales in the United States, as a percentage of our total net revenues, decreased from 1.3% in 2010 to 0.7% in 2011, there is no assurance that this trend will continue and we may increase our sales in the United States market in the future.

The final determinations by the ITC and DOC should both be issued before the end of this year. In the event of affirmative final determinations by both U.S. authorities and the imposition of anti-dumping and countervailing duty orders, final additional import duties will not be assessed on importers until at least a year or more following the final determinations. Final assessment occurs when either no review is requested or a review is completed. Duties are applied retroactively on imports entered into the United States from the time of the preliminary determinations, and these orders can remain in place for many years. If the U.S. agencies determine that we have violated anti-dumping and countervailing duty laws and they impose additional duties on imports of our products into the United States, it could result in the imposition of substantial final duties owed retroactively as to prior U.S. imports and materially and adversely affect our current and future sales in the United States.

We cannot assure you that there will not be similar actions taken in the future in other countries against Chinese-made solar power products. We export a substantial amount of our products to Europe. There have been suggestions that the European Union may seek to initiate anti-dumping investigations regarding imports of solar power products from China. If the European Union initiates anti-dumping investigation against Chinese exporters or imposes anti-dumping measures, including increasing tariffs on solar power product imported from China, our export to Europe could be materially and adversely affected.

Though our policy is that all of our export sales comply with international trade practices, we cannot guarantee that the government agencies in the jurisdictions in which actions are brought will reach the same conclusion. Violations of anti-dumping and countervailing duty laws can result in additional duties imposed on imports of our products into these countries, which increase our costs of accessing potential markets. If duties are imposed on our PRC-manufactured products, we may adjust our business strategy for selling into these jurisdictions, including moving part of our manufacturing operations overseas. Any change in our business strategy would create a number of operational and legal uncertainties. Any of the above scenarios may materially and adversely impact our sales, thereby limiting our opportunities for growth.

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

We rely primarily on trade secrets, patent laws and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection, and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, December 31, 2011, we have 41 patents and 47 pending patent applications in China, including patents and patent applications held by our newly acquired module manufacturers. We cannot assure you that in a legal proceeding the claims of our patents would be found valid or that the claims would be interpreted as having sufficient scope to protect the technology we consider important to our business, nor can we assure you that our patent applications will eventually issue with claims of sufficient scope to protect additional technology significant to our business. As a result, we may be unable to exclude third parties from using the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results.

In addition, litigation may be necessary to enforce our intellectual property rights. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as divert other resources away from our business. In addition, we have limited insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

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

The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. However, from July 2008 until June 2010, the Renminbi traded stably within a narrow range against the U.S. dollar. In June 2010, the People’s Bank of China announced that the PRC government would reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Between June 30, 2010 and December 30, 2011, the value of the Renminbi appreciated approximately 7.2% against the U.S. dollar and we cannot predict how this new policy will impact the Renminbi exchange rate going forward.

A major portion of our sales are denominated in Euros and U.S. dollars, with the remainder in Renminbi , while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars, with the remainder in Euros. Fluctuations in exchange rates, particularly among the U.S. dollars, Renminbi and Euros, may affect our net profit margins and could result in fluctuations in foreign currency exchange and operating gains and losses. We incurred a net foreign exchange loss of approximately $10.6 million in 2011. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares and ADSs. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Furthermore, due to the fact that we are paid in Euros for a proportion of our sales, fluctuations in the exchange rate between the Euro and the RMB may also have a material effect on our results of operations.

Starting from 2008, we have entered into a series of foreign currency forward contracts with several commercial banks to hedge our exposure to foreign currency exchange risk. As of December 31, 2011, we had foreign currency forward contracts with a total contract value of approximately EUR2.0 million. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. As of December 31, 2011, we incurred a loss of $5.2 million in fair value of derivatives related to forward foreign currency exchange contracts, which was included in the line item “Change in fair value of derivative” in the consolidated statements of operations. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations.

Noncompliance with present or future construction and environmental regulations may result in potentially significant monetary damages and fines.

In the past, we had begun constructing or operating facilities without having obtained all the necessary approvals on the construction or completion acceptance of our certain facilities from relevant PRC construction and environmental protection authorities. As of the date of this annual report, SST received one administrative penalty from Shanghai Songjiang Construction and Communication Committee for such noncompliance occurred in its construction of facility in Shanghai and we have paid the penalty in June 2011 and rectified the non-compliance in July 2011. If we are not able to obtain these approvals in the future, we could be required to pay fines, suspend production or cease operations.

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

As the insurance industry in China is still in an early stage of development, product liability insurance available in China offers limited coverage compared to that offered in many other countries. We are exposed to risks associated with product liability claims if the use of our solar power products results in injury, and we can not assure you that the product liability insurance is adequate. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our solar power products in August 2005, and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. Although we have begun purchasing product liability insurances for our solar module products since 2011, there is no assurance that these insurance policies will provide adequate coverage in the event of a successful product liability claim against us. If our product liability insurances are not adequate, the successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. In addition, we have purchased business interruption insurance in 2011, but we can not assure you that it is adequate.

Problems with product quality or product performance may result in a decrease in customers and revenues, incur unexpected expenses or cause us to incur warranty expenses, and may damage our market reputation and prevent us from achieving increased sales and market share.

Our products may contain defects that are not detected until after they are sold or are installed because we cannot test for all possible scenarios. We have received in the past, and may receive from time to time in the future, complaints from certain customers that portions of our solar power products have quality deficiencies. If we deliver solar power products that do not satisfy our customers’ or end users’ quality requirements, or if there is a perception that our products are of poor quality, our credibility and the market acceptance and sales of our solar power products could be harmed. We may also incur substantial expenses to compensate the customers. Historically, some of our sales contracts with overseas customers provided for a 10-year warranty for the performance of our solar cells, and in some cases, our solar cells were sold with up to a 20-year warranty. In 2011, we sold our solar modules with a five-year warranty for defects in materials and workmanship and a minimum power output warranty of up to 25 years following the date of purchase. We also extended our warranty for defects in materials and workmanship from five years to ten years for all standard photovoltaic solar modules shipped after August 2011. As a result, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We therefore, in accordance with our own history, industry data and industry practices, accrue 1% of our sales of solar modules as warranty costs. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results - Critical Accounting Policies - Warranty Costs.” We have sold solar cells only since August 2005 and only recently started to manufacture and sell solar modules in large scale, which have been in use for only a relatively short period. Due to the short usage history of our products, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common shares may, therefore, be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. Beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2008, we have been required to prepare a management report on our internal controls over financial reporting containing our management’s assessment of the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal controls over financial reporting.

There have been historical deficiencies with our internal controls. In connection with the audit of our financial statements as of and for the year ended December 31, 2009, we identified a significant deficiency in our internal financial reporting procedure relating to the internal communications between our legal and finance department, and we have remediated this significant deficiency subsequently in 2010.

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this assessment and evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011 See “Item 15. Controls and Procedures.” If we fail to maintain an effective system of internal control over financial reporting and an effective system of disclosure controls in the future, we may be unable to accurately report our financial results or prevent fraud, and as a result, investor confidence and the market price of our ADSs may be adversely impacted. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.

Our chairman has significant influence over our company, and his interests may not be aligned with the interests of our other shareholders.

Mr. Tingxiu Lu, our chairman, currently beneficially owns 27.8% of our outstanding share capital as of March 31, 2012. Most of our bank borrowings are guaranteed by CEEG, an entity controlled by Mr. Lu. CEEG guaranteed the bank borrowings of Sunergy Nanjing for up to RMB2.5 billion (approximately $397.2 million) until December 31, 2015, subject to adjustment in the event of a material change in CEEG’s credit or operational status. As both our chairman and our principal shareholder, Mr. Lu has significant influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs, including those who purchased our ADSs in our initial public offering.

We have been a party in several legal proceedings, which, if determined adversely, could negatively affect our business and results of operations.

We and several of our directors and officers were named defendants in three purported class actions currently pending in the United States District Court for the Southern District of New York—Brown v. China Sunergy Co., Ltd. et al., Case No. 07-CV-07895 (DAB), Sheshtawy v. China Sunergy Co., Ltd. et al., Case No. 07-CV-08656 (DAB), and Giombetti v. China Sunergy Co., Ltd. et al., Case No. 07-CV-09689 (DAB). On September 29, 2008, the District Court appointed a lead plaintiff and consolidated the three cases. The lead plaintiff alleges that we made false and misleading statements in our registration statement and prospectus in connection with our initial public offering in May 2007 regarding, among other things, the procurement of polysilicon, and seek unspecified damages. On January 26, 2009, the defendants filed a motion to dismiss the consolidated amended complaint. Briefing on the motion was completed on May 1, 2009. Defendants’ motion remained outstanding when, on July 14, 2009, the parties reached an agreement in principle to settle the dispute in its entirety. On May 12, 2011, the Court held that final hearing and issued a final judgment for each of the three filed cases, dismissing each case with prejudice and approving the parties’ settlement and plan of allocation. On May 13, 2011 the Court issued its final order and the case was closed. All payments of $1.1 million pursuant to the settlement have been made by our insurers.

In 2009, we filed a petition in a Norwegian district court seeking injunction with regard to the withdrawal of a $50 million bank guarantee, which was a security for our payment obligation under a long term supply contract entered into between REC SiTech AS, a Norwegian wafer supplier, and us in June 2008. Without obtaining our written consent as the contract requires, REC SiTech AS merged into REC Wafer Norway AS, or REC Wafer, upon its dissolution on January 1, 2009. Subsequently, the bank guarantee was not renewed. REC Wafer claimed that the non-renewal of the bank guarantee was a breach of contract which according to the supply contract is the basis for the drawdown of the bank guarantee, and it sought to draw on the bank guarantee. After a Norwegian Supreme Court ruling on this case in 2010 the injunction was granted and REC Wafer was prohibited from drawing on the bank guarantee.

The injunction in Norway was followed by a writ of certiorari where we claimed that REC Wafer was not, and had not been, a party to the contract entered into between REC SiTech AS and us in 2008. In June 2011 the Hålogaland Court of Appeal in Norway ruled in favor of us. The ruling from the Court of Appeal was consistent with the Norwegian Supreme Court ruling in 2010. Thereafter, REC decided to appeal the last ruling to the Supreme Court.

On October 17, 2011, we entered into a settlement agreement with REC Wafer to settle all disputes between REC Wafer and us. On October 28, 2011, we made a settlement payment to REC Wafer. The settlement amount has limited impact on our profitability. Simultaneously REC Wafer released the US$50 million bank guarantees.

On December 12, 2011, SolarMax Technology, Inc., or SolarMax, a corporation incorporated in California, U.S.A., filed a complaint in the Superior Court of the State of California County of Los Angeles against us.  The complaint alleged a breach of contract and intentional misrepresentation in connection with solar modules purchased by SolarMax from us and sought compensatory and actual damages in excess of $20 million, punitive damages and attorneys’ fees and costs.  China Sunergy (US) Clean Tech Inc. was served with a summons and complaint in January 2012. In February 2012, we filed a motion to compel arbitration through the China International Economic and Trade Arbitration Commission as required by the contract terms. On March 28, 2012, the parties entered into an agreement whereby plaintiff would voluntarily dismiss the complaint without prejudice in exchange for a mutual waiver of attorney fees and costs. On April 4, 2012, the request for dismissal was entered and the case has now been dismissed.

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

We rely on dividends paid by our subsidiaries for our cash needs.

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

Our global income and the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the New EIT Law, which would have a material adverse effect on our results of operations.

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

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign- invested enterprises such as our PRC subsidiary, Sunergy Nanjing, were exempt from PRC withholding tax. Pursuant to the New EIT Law and the New EIT Law Implementation Rules, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-PRC resident enterprises without any establishment or place of business within China or if the dividends payable have no connection with the establishment or place of business of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. China Sunergy (Hong Kong) Co., Limited., or Sunergy Hong Kong, the direct holder of the 100% equity interest in Sunergy Nanjing, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor is deemed as the beneficial owner of the dividend by PRC tax authorities and owns directly at least 25% of the shares of the foreign-invested enterprise). Under the New EIT Law Implementation Rules, if we and Sunergy Hong Kong were regarded as PRC resident enterprises, the dividends payable to us from Sunergy Nanjing would be exempt from the PRC income tax. If we were regarded as a non-PRC resident enterprise and Sunergy Hong Kong were regarded as a PRC resident enterprise, then Sunergy Hong Kong would be required to withhold a 10% withholding tax on any dividends payable to us, while if Sunergy Hong Kong is deemed as the beneficial owner of the dividend by PRC tax authorities and regarded as a non-PRC resident enterprise, then Sunergy Nanjing would be required to withhold a 5% withholding tax on any dividends payable to Sunergy Hong Kong. In either case, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and debt service on any debt we incur, could be materially reduced.

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

The PRC government has provided various incentives to foreign-invested enterprises. Because Sunergy Nanjing is a foreign-invested enterprise engaged in manufacturing businesses and located in Nanjing, which is within a coastal economic zone, it was entitled to a preferential enterprise income tax rate of 24% prior to January 1, 2008. As a foreign-invested enterprise engaged in manufacturing businesses, Sunergy Nanjing is also entitled to a two-year income tax exemption and 50% reduction for the succeeding three years from the first profitable year. On March 16, 2007, the National People’s Congress of China, or the Congress, enacted the New EIT Law, under which foreign invested enterprises and domestically-owned enterprises would be subject to enterprise income tax at a uniform rate of 25%. On December 6, 2007, the State Council promulgated the New EIT Law Implementation Rules. Both the New EIT Law and its Implementation Rules became effective on January 1, 2008. The New EIT Law also provides transitional measures for enterprises established prior to the promulgation of the New EIT Law and eligible for lower tax rate or preferential treatment in accordance with the then-prevailing tax laws and administrative regulations. On December 26, 2007, State Council of China promulgated the Circular on Carrying Out the Transitional Preferential Policies concerning Enterprise Income Tax, or the Circular. Under the New EIT Law, the Implementation Rules and the Circular, enterprises which were established and already enjoyed preferential enterprise income tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, and the enterprises which previously enjoyed the tax rate of 24% shall be subject to the tax rate of 25% in 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term or 2012, whichever is earlier. However, the Circular also prescribes that if the above transitional relief of enterprise income tax overlaps with the preferential treatments provided by the New EIT Law, an enterprise may choose the more favorable treatment, and shall not enjoy both. The treatment cannot be changed once it is chosen. In addition, on April 14, 2008, the Ministry of Finance, the Ministry of Science and Technology and the State Administration of Taxation jointly promulgated the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures. Pursuant to the New EIT Law, the New EIT Law Implementation Rules and the Recognition Measures, the qualifying High and New Technology Enterprise, or HNTE, is eligible for a preferential tax rate of 15%. See “Item 4. Information On The Company - Business Overview - Regulation - Tax” for a discussion of the requirements to qualify as a HNTE. In October 2008, Sunergy Nanjing obtained the HNTE certificate with a three-year validity term from 2008 to 2010, and renewed the HNTE certificate with another three-year validity term from 2011 to 2013. Therefore, Sunergy Nanjing is entitled to a preferential income tax rate of 15% as long as it maintains its HNTE qualification under the New EIT Law and the Recognition Measures. Based on the Circular, the management chose to enjoy the transitional relief, i.e. 12.5% from 2008 to 2010. In 2011, Sunergy Nanjing is subject to a preferential income tax rate of 15%. In December 2009, SST obtained the HNTE certificate with a three-year validity term from 2009 to 2011. Therefore, SST was entitled to a preferential income tax rate of 15% from 2009 to 2011. SST’s HNTE certificate expired in 2011 and SST currently is preparing for the application of the renewal of the HNTE certificate. We cannot assure you that we will be able to successfully renew the HNTE qualification or maintain our current effective tax rate in the future. Any discontinuation of preferential tax treatment or any increase of the enterprise income tax rate applicable to Sunergy Nanjing or SST could have a material adverse effect on our financial condition and results of operations.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the Nasdaq Global Select Market could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

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

Regulations relating to offshore investment activities by PRC residents may limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

In October 2005, SAFE issued a regulation entitled “Circular on several issues concerning foreign exchange regulation of corporate finance and roundtrip investments by PRC residents through special purpose companies incorporated overseas,” or Circular No. 75. Circular No. 75 states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies and must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under Circular No. 75, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. While we believe our shareholders have complied with existing SAFE registration procedures, any future failure by any of our shareholders who is a PRC resident or controlled by a PRC resident to comply with relevant requirements under Circular No. 75 could subject our company to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ ability to pay dividends or make distributions to us and our ability to increase our investment in or provide loans to our PRC subsidiaries.

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and legal or administrative sanctions.

Under the SAFE regulations, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are PRC citizens must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise or sale of stock options. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

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

We and the participants of our share incentive plans who are PRC citizens are subject to these rules. We have made the initial registration for our employees’ participation in our share incentive plan with the local SAFE, and we will attempt to comply with the relevant requirements under such rules. Failure to comply with such rules may subject us and the participants of our share incentive plans who are PRC citizens to fines and legal sanctions and prevent us from further granting options and restricted share under our share incentive plans, which could adversely affect our business operations. See "Regulation—Share Incentive Plan."

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

Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. China reported a number of cases of SARS in April 2004. Since 2005, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of a new strain of influenza identified as the Influenza A (H1N1) virus occurred in Mexico resulting in a number of deaths. As the virus continued to spread worldwide including China, the World Health Organization on June 11, 2009 declared the H1N1 virus outbreak a global pandemic. The spread of H1N1 or any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China could have a material adverse effect on our business operations. These could include restrictions on our ability to travel or ship our products outside China as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic. More recently, in March 2011, Japan was struck by a 9.0-magnitude earthquake and tsunami, which may affect Japan’s production of polysilicon and may result in upward pressure on pricing of silicon raw materials globally. Additionally, the production cost for solar power products is influenced by macroeconomic factors such as global economic conditions, the supply and prices of other energy products such as oil. An increase in oil prices, for example, may increase the production cost for solar power products globally. While such events in the past have not had an adverse impact on us as of the date of this annual report, future natural disasters and health hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, although we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011, we cannot assure you we were not a PFIC for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be madeafter the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See Item 10, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through Sunergy Nanjing, NRE and SST, our wholly owned subsidiaries established in China. Most of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of our ADSs are limited in several significant ways by the terms of the deposit agreement.

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is ten clear days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

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

Item 4.      Information on the Company

A.           History and Development of the Company

Our operating subsidiary, Sunergy Nanjing, was incorporated in August 2004 in Nanjing, China. China Sunergy Co., Ltd., or Sunergy BVI, our holding company incorporated in the British Virgin Islands, acquired all of the equity interests in Sunergy Nanjing in April 2006 through a series of transactions that we have accounted for as a legal reorganization. As part of a restructuring in anticipation of our initial public offering, we incorporated China Sunergy Co., Ltd., or Sunergy, in the Cayman Islands on August 4, 2006. Sunergy became our ultimate holding company upon its issuance of shares to the existing shareholders of Sunergy BVI on August 30, 2006 in exchange for all shares of equivalent classes that these shareholders previously held in Sunergy BVI. In December 2007, Sunergy BVI incorporated China Sunergy (Hong Kong) Co., Limited., or Sunergy Hong Kong, in Hong Kong. During the same month, Sunergy BVI transferred all of the equity interests in Sunergy Nanjing to Sunergy Hong Kong, which became the direct holding company of Sunergy Nanjing. We conduct substantially all of our operations through Sunergy Nanjing.

In May 2007, we completed our initial public offering, in which we issued and sold 9,775,000 ADSs (approximately 3,258,333 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change), representing 58,650,000 of our ordinary shares, at a public offering price of $11.00 per ADS (approximately $33.0 per ADS if retroactively adjusted to reflect the ADS to ordinary share ratio change). In July 2008, we completed our offering of $54.5 million aggregate principal amount of 4.75% convertible senior notes due June 2013 and public offering of 4,431,000 ADSs (approximately 1,477,000 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change), which were loaned to an affiliate of the initial purchaser of the notes, who in turn sold the borrowed ADSs in the offering. We did not receive any proceeds from the offering of the borrowed ADSs, but has received a nominal lending fee from the ADS borrower.

As our strategy to enter into solar module business, on November 1, 2010, we completed the acquisitions of our related parties SST and NRE from CEEG, an entity controlled by Mr. Tingxiu Lu, and Sundex Holdings Limited, a company not affiliated with us. The total acquisition consideration of these two modules manufacturers are approximately RMB308.0 million ($48.9 million). See “- Organizational Structure” beginning on page 47 for a detailed discussion of our corporate history.

On December 21, 2011, we effected a change of the ADS to ordinary share ratio from one ADS representing six ordinary shares to one ADS representing 18 ordinary shares. The ratio change has the same effect as a one-for-three ADS consolidation.

Our principal executive offices are located at No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China. Our telephone number at this address is (86-25) 5276-6666 and our fax number is (86-25) 5276-6882.

You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is www.chinasunergy.com. The information contained on our website does not form part of this report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.           Business Overview

We manufacture and sell solar cell and solar module products that convert sunlight into electricity for a variety uses. Historically, we primarily manufactured solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. In the fourth quarter of 2010, as part of our business strategy to achieve more vertical integration, we acquired SST and NRE, two solar module manufacturers, from a related party, and began engaging in manufacturing and sales of solar modules. Since then, most of our solar cells have been used for the production of solar modules. Solar modules are arrays of interconnected solar cells encased in a weatherproof frame. Currently our principal end-products are solar modules in different sizes and power outputs but we also manufacture and sell solar cells of various specialties. Currently, we sell solar cells and modules under the brands of “CSUN” and “CEEG”.

We commenced business operations in August 2004. In 2005, we had only one solar cell manufacturing line. In 2006, we installed five additional solar cell manufacturing lines and expanded our annual manufacturing capacity of solar cells by 160 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. Our fifth line, which achieved full scale manufacturing capacity in November 2006, commenced commercial mass production of selective emitter cells using monocrystalline silicon wafers, an improved version of the P-type solar cells that we and most other solar cell manufacturers produce, in the fourth quarter of 2007. In December 2008, we installed four new solar cell lines for the production of selective emitter cells. These four new lines are producing selective emitter cells with performance similar to those from the first line which produces selective emitter solar cells. In 2010, we installed three new solar cell lines for the production of selective emitter cells. These three lines achieved full scale manufacturing capacity in December 2010 and are producing selective emitter cells with performance similar to those produced from our previous selective emitter cell lines. Hence, eight of our manufacturing lines are capable of producing high efficiency selective emitter cells. We have commercially produced our QSAR™ solar cells and PSAR™ solar cells on two of our manufacturing lines in 2011 and in 2012, respectively. As of December 31, 2011, our 13 solar cell manufacturing lines had an aggregate annual production capacity of solar cells of 404 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. We plan to increase the above manufacturing capacities by adding new manufacturing lines in response to growing demand for our solar power products. In June 2011, we invested in a new solar cell project in Yangzhou, Jiangsu Province, China, with a target manufacturing capacity of 1 GW of solar cells. We expect the construction to begin in the first half of 2012.

We expanded our business to the manufacturing and sales of solar modules in the fourth quarter of 2010. As of December 31, 2011, we had an aggregate annual production capacity of solar modules of 915 MW.

Since our inception, our research and development team has been led by two solar power researchers, Dr. Jianhua Zhao and Dr. Aihua Wang, who have 32 and 27 years of solar cell research experience, respectively, and established excellent credentials in the solar power industry. Our research and development efforts focus on continually enhancing our solar cell conversion efficiencies, which measure the ability of solar power products to convert sunlight into electricity, and improving our manufacturing operations of both solar cells and modules. In 2011, our research and the production management teams have made a concerted effort to improve the performance of our standard crystalline solar cells. In addition, our research team continued to focus on the development of advanced process technology for the effective manufacturing of high-efficiency solar power products. .

In 2009, the shipment of our solar power products amounted to 194.0 MW, including 181.5 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 8.3 MW of modules sold. In 2010, the shipment of our solar power products amounted to 347.8 MW, including 277.2 MW of solar cells sold, 3.4 MW solar cells and modules processed under OEM arrangements and 67.2 MW of modules sold. In 2011, the shipment of our solar power products amounted to 420.3 MW, including 6.6 MW of solar cells sold, 2.2 MW solar cells and modules processed under OEM arrangements and 411.5 MW of modules sold. We had net revenues of $284.9 million, $517.2 million and $566.3 million in 2009, 2010 and 2011, respectively. We incurred a net loss of $94.3 million in 2011, compared to a net loss of $10.3 million in 2009 and a net income of $51.7 million in 2010.

Products

We currently design, develop, manufacture and sell solar cells and solar modules.

Solar Cells

A solar cell is a device made from a silicon wafer that converts sunlight directly into electricity by a process known as the photovoltaic effect. Currently, we produce both monocrystalline and multicrystalline silicon solar cells. In addition to standard P-type solar cells and HP solar cells, we also produce selective emitter cells, an improved version of the P-type solar cells that we and most other solar cell manufacturers produce. In 2011, we commercially introduced a new type of cost effective and high efficiency solar cell, named “QSAR™”. QSAR™ solar cells have a much improved conversion efficiency compared with standard P-type solar cells. Our QSAR™ solar cells have been commercially shipped in June 2011 and we have obtained the TUV certificates for QSAR™ solar modules in November 2011. In addition, we are upgrading technologies for manufacturing PSAR™ solar power products and in the process of obtaining major product certifications for our bi-facial solar power products.

The following table sets forth the types of solar cells we produced in 2011 with the specifications indicated.

Monocrystalline or Multicrystalline Solar Cell	Dimensions (mm×mm)	As a Percentage of Total Output in 2011 As Measured by MW (%)
Monocrystalline silicon solar cell	125×125	11.0
	156×156	26.0

Multicrystalline silicon solar cell	156×156	63.0

We produce a test batch of solar cells from each shipment of silicon wafers that we receive, and return the wafers if the quality is below our standards. However, normal variation in the quality of silicon wafers in shipments that meet our standards will still result in the production of a certain proportion of solar cells that do not meet our customers’ specifications. These solar cells have either lower battery efficiency or a flawed appearance. Such lower quality solar cells are a by-product of the normal production of solar cells, and the defects are typically caused by the inadvertent use of wafers which have quality defects or improper processing during the production. We refer to monocrystalline solar cells with conversion efficiency below 16.5%, and multicrystalline solar cells with conversion efficiency below 15.25% as being off-specification. Although we continuously look for ways to eliminate or reduce such defects, our historical data shows that approximately 3% of the solar cells produced by us are affected by the defects described. We sell off-specification solar cells at a discount to recover some of the costs we incur in the production process. The market price for off-specification solar cells is typically lower than the cost incurred in their production, which results in negative margin.

Solar Modules

Solar modules are arrays of interconnected solar cells encased in a weatherproof frame. Through SST and NRE, which we acquired in 2010, we produce standard monocrystalline modules ranging from 185 W to 320 W in power output and multicrystalline modules ranging from 230 W to 295 W in power output. We build our modules to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. The variation in power output is based on the conversion efficiency of the cells used in our solar modules, as well as the types of cells. We assemble solar modules either from monocrystalline or multicrystalline cells. The amount of solar cells manufactured by us accounts for approximately 69% of the supplies we used for our module business in 2011. Our solar modules are sealed, weatherproof and able to withstand high levels of ultraviolet radiation and moisture.

The following table sets forth the major types of modules produced by us:

Dimensions	Weight	Maximum Power	Optimum Operating Voltage
(mm x mm)	(Kilograms)	(Watts)	(Volts)
1580 x 808	15.6	185 – 205	35.8 – 38
1640 x 990	19.1	230 – 270	29.4 – 31.2
1956 x 990	23.8	275 – 320	35.2 – 37.4

Manufacturing Process

Solar Cells

The manufacturing process for our solar cells includes the following main steps:

•	Chemical treatment of silicon wafers. We first fabricate a textured structure on the wafer surface through chemical treatment to reduce the reflection of sunlight. The chemical treatment process produces a surface structure, which traps sunlight into the silicon.

•	Diffusion process. Diffusion is a thermal process through which we selectively incorporate impurities into the silicon wafer and form an electrical field within the surface region of the wafer.

•	Back junction removal. We achieve electrical isolation between the front and back surfaces of the silicon wafer through a process known as backside etching technology.

•	Anti-reflection coating and surface passivation. We apply an anti-reflection coating to the front surface of the solar cell, which helps to significantly reduce the light reflection at the cell surface. Such coating also passivates the cell surface to reduce the carrier loss at the surface and hence increases the cell current density. Our surface coating technology ensures the appropriate thickness and refractive index of the coating to achieve high conversion efficiencies.

•	Screen printing and firing. We screen print negative and positive metal contacts, or electrodes, on the solar cell. Silicon and metal electrodes are then connected through an electrode firing process in a furnace at a high temperature.

•	Testing, sorting and packaging. The cells, once manufactured, are tested on the cell tester, and sorted according to their electrical performance and according to their visual appearance. They are then packed for shipment.

Solar Modules

Solar modules are formed by interconnecting multiple solar cells into desired electrical configurations through welding. The interconnected cells are laid out and laminated in a laminator. Through these processes, the solar modules are weather-sealed, and thus are able to withstand high levels of ultraviolet radiation, moisture, wind and sand. Assembled solar modules are packaged in a protective aluminum frame prior to testing.

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

As of December 31, 2011, we had 13 solar cell manufacturing lines. Eight of them are capable of producing both selective emitter solar cells and HP solar cells, five of them are only capable of producing HP solar cells, with an aggregate annual production capacity of 404 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. We have commercially produced our QSAR™ solar cells and PSAR™ solar cells on two of our manufacturing lines in 2011 and 2012, respectively. Our actual output of solar cells depends on the size of the silicon wafers that we use; historically we have used a mix of monocrystalline and multicrystalline silicon wafers, each in sizes of 125 millimeters or 156 millimeters.

The table below sets forth a summary of our manufacturing lines for solar cells as of December 31, 2011:

Solar Cell Manufacturing Line	Time of Achieving Full-scale Manufacturing Capacity	Annualized Manufacturing Capacity(1) (in MW)

Line 1	August 2005(3)	32
Line 2	May 2006(3)	32
Line 3	June 2006(3)	32
Line 4	November 2006(3)	32
Line 5	November 2006(2) (3)	32
Line 6	December 2006 (3)	32
Line 7	December 2008(2) (3)	32
Line 8	December 2008(2) (3)	32
Line 9	December 2008(2) (3)	32
Line 10	December 2008(2) (3)	32
37

Solar Cell Manufacturing Line	Time of Achieving Full-scale Manufacturing Capacity	Annualized Manufacturing Capacity(1) (in MW)
Line 11	December 2010(2)(3)	28
Line 12	December 2010(2)(3)	28
Line 13	December 2010(2)(3)	28

Total		404

(1)	Calculated by assuming the use of 156-millimeter monocrystalline silicon wafers.

(2)	Capable of producing selective emitter solar cells.

(3)	Capable of producing HP solar cells.

We plan to increase the above manufacturing capacities by adding new manufacturing lines in response to growing demand for our solar power products. In June 2011, we invested in a new solar cell project in Yangzhou, Jiangsu Province, China, with a target manufacturing capacity of 1 GW of solar cells. We expect the construction to begin in the first half of 2012.

Solar Modules

As of December 31, 2011, we had an aggregate annual module production capacity of 915 MW. Our solar module manufacturing facilities are located in Nanjing, Jiangsu Province, China and Songjiang, Shanghai, China. Our actual output of solar modules depends on the type of the solar cells that we use; historically we have used a mix of monocrystalline solar cells and multicrystalline solar cells in the sizes of 125×125 mm and 156 × 156 mm. With our expansion into downstream solar module business, substantially all of solar cells produced by us have been supplied to SST and NRE for our module manufacturing. In addition, as our current solar cell production capacity does not match our solar module production capacity, we will also purchase solar cells from outside solar cell suppliers in 2012. We have commercially produced our QSAR™ solar modules and PSAR™ solar modules in 2011 and 2012, respectively, and are in the process of obtaining major product certifications for our bi-facial solar power products.

Raw Materials

Silicon wafers are the most important raw materials for producing solar cells and solar module products, with monocrystalline and multicrystalline silicon wafers as the most commonly used materials. We can produce solar cells with either of these types of silicon wafers, and this dual capability provides us with flexibility in raw material procurement.

We seek to procure silicon wafers from various suppliers, most of which are manufacturers located in China. Historically, we procured polysilicon from various suppliers, and outsourced the production of silicon wafers from these polysilicon raw materials under toll manufacturing arrangements with third parties. We also sold polysilicon raw materials to wafer manufacturers and purchased silicon wafers from them under buy-and-sell arrangements in order to maintain the quantity and quality of silicon wafer supplies. We did not enter into these types of buy-and-sell arrangements in 2011 because of decreases in polysilicon prices and the sufficient supply of polysilicon raw materials in the market which meet our quality requirements.

Our manufacturing process also involves metallic paste, chemicals and other materials. We secure these raw materials from multiple vendors who have demonstrated good quality control and reliability.

In 2011, our principal suppliers of raw materials and solar cells included CEEG (Nanjing) Semiconductor Co., Ltd., GCL-Poly Energy Holdings Limited, or GCL-Poly, Heraeus Materials Technology Shanghai Ltd., Shunfeng Photovoltaic International Limited, and Zhejiang Fortune Photovoltaic Co., Ltd. Our top five suppliers supplied approximately 33.1% of silicon wafers and other supplies that we procured in 2011. Due to the industry-wide shortage of silicon raw materials experienced prior to 2008, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable within a relatively small range. From the fourth quarter of 2008 to mid-2009, the price of silicon raw materials decreased rapidly due to the excess supply of silicon raw materials resulting from a slowed global solar power market growth. In light of such excess supply, we have sought to re-negotiate with our long-term supply partner in regard to certain long term supply contract signed in 2008. In 2009 and 2010, almost all of our purchases of silicon raw materials were made under short-term contracts. In October 2010, we entered into a three-year contract with Green Energy Technology Inc., Ltd. for supplies of solar wafers, which allows to adjust the price on a monthly basis. In February 2011, in order to secure stable supply of silicon wafers while maintaining the ability to keep the price at the market level, we entered into a six-year agreement with Suzhou GCL Photovoltaic Technology Co., Ltd. and its related parties, all of which are subsidiaries of GCL-Poly. Under such six-year framework long-term silicon wafer supply agreement, GCL-Poly will supply to us wafers sufficient to produce not less than half of our manufacturing capacities over six years from January 2011 to December 2016, and we have agreed to procure a certain amount of our total silicon wafer requirement from GCL-Poly each year during the term of the agreement. Under this agreement, the prices of the wafers were initially predetermined subject to periodic adjustments. Due to the volatility of silicon wafer prices, we have negotiated actual monthly and annually wafer purchase amounts and prices from time to time. We expect to continue to do so in the future. Given the current wafer price environment, we also seek to exert greater control over incoming wafer quality while establishing stable and long-term relationships with high quality suppliers. CEEG (Nanjing) Semiconductor Co., Ltd., a related party of our company, has agreed to supply to us silicon wafers from October 2011 to December 2013 and the price will be renegotiated if the market price is lower than the originally agreed price. These long-term contracts also require us to make an advance payment of a certain negotiated amount.

Quality Assurance and Customer Support and Service

Our quality control consists of three components: incoming inspection through which we ensure the quality of the raw materials that we source from our suppliers, in-process quality control of our manufacturing processes, and output quality control of finished products through inspection and testing. We have received the ISO 9001:2008 certification for our quality assurance programs, which we believe demonstrates our technological capabilities and instills customer confidence. We strictly adhere to the standards enacted by international authoritative institutions in our operation. In addition, we also ensure that the performance of our products is adherent to specified standards when testing the conversion efficiency of our products.

A team within our sales group works closely with our quality assurance group to provide customer support and service. We emphasize gathering customer feedback for our products and timely addressing customer concerns. Our customer support and service team also provides our customers with training and consultation with respect to the application of our products.

Customers and Markets

Before our acquisition of SST and NRE on November 1, 2010, we sold our solar cells primarily to module manufacturers, who assemble our cells into solar modules and solar power systems for use in various markets, particularly the European market. Historically, we also outsourced to third parties the manufacturing of solar modules from our solar cells or purchase solar modules from third parties for sale of such solar modules to our customers. Since the fourth quarter of 2010, substantially all of our solar cells have been used for our module production. The amount of solar cells manufactured by us account for approximately 69% of the supplies we used for our module business in 2011. Sales generated from solar cells and solar modules accounted for 1.0% and 98.6%, respectively, of our net revenues in 2011. We expect to lower our cost and achieve higher profit by continuing supplying substantially all of our solar cells to our module manufacturing in the future.

Historically, we made a majority of our sales to customers located in China. In 2011, in connection with our overseas marketing efforts and commercial manufacturing and sales of solar modules, we substantially increased the portion of our products sold to customers outside China. For the years ended December 31, 2009, 2010 and 2011, approximately 35.0%, 36.2% and 93.3% of our total net revenues was derived from customers outside China, respectively. For the year ended December 31, 2011, approximately 23.1% of our net revenues was derived from sales of solar power products to our top five customers, including Renewable Energy Import & Export Ltd., Star Plus Global Limited, Akuo Solar Sas, Malalbergo S.r.l., and Enfinity Management BVBA.

The following table sets forth by region our net revenues derived from sales of our products for the periods indicated.

	Year Ended December 31,
	2009		2010		2011
	(in thousands, except percentages)
Europe:
— Italy	$7,557	2.7%	$63,467	12.3%	$170,681	30.1%
— France	-	-	8,745	1.7	58,439	10.3
— Germany	67,120	23.5	28,201	5.5	57,314	10.1
— Belgium	-	-	11,851	2.3	46,114	8.2
— Czech Republic and Slovakia	-	-	3,838	0.7	28,260	5.0
— Spain	2,743	1.0	19,171	3.7	4,432	0.8
— Others	1,783	0.6	12,488	2.4	42,376	7.5
Europe Total	79,203	27.8	147,761	28.6	407,616	72.0
India	1,657	0.6	—	—	49,415	8.7
PRC	185,177	65.0	330,378	63.8	38,087	6.7
Australia	11,947	4.2	7,925	1.5	32,599	5.8
America	2,568	0.9	6,533	1.3	3,992	0.7
South Korea	409	0.1	8,208	1.6	7	0.0
Others	3,904	1.4	16,414	3.2	34,576	6.1
Total net revenues	$284,865	100%	$517,219	100%	$566,292	100%

In order to continue growing our sales and to reduce our reliance on any particular market segment, we intend to broaden our geographic presence and customer base. We plan to further expand into several overseas solar power markets, including European countries and those countries and regions with growing demand or market potential for solar power products, such as United States, India, Australia, Japan, Thailand, China and other countries and regions as we expand into downstream solar power business.

We sell our products primarily under sales contracts, purchase orders and buy-and-sell arrangements, as follows:

•	Sales contracts and purchase orders. Historically, we entered into sales contracts of various terms with our customers and were obligated to deliver solar power products according to a pre-agreed price and schedule during the term of the contract. Given the volatility in average selling prices of silicon raw materials and solar power products in recent periods, a substantial portion of our contracts now provide for re-negotiation of price terms based on regular pricing reviews every three or six months or provide for adjustment of pricing terms when the change in exchange rate reaches certain benchmarks. We typically require our customers to pay a certain percentage of the purchase price as advance payment within a short period after signing the sales contracts. The percentage of advance payments varies depending on the credit status of our customers, our relationship with the customers, market demand and the terms of a particular contract. We may grant our large customers credit terms, usually within 60-90 days, according to our current credit policy. With respect to the other customers, we typically request full payment before or upon shipment. We also sell our solar power products via purchase orders placed by our customers. As we expand into downstream solar power business, we continue to use the combination of sales contracts and purchase orders to directly sell solar modules to end customers.

•	Buy-and-sell arrangements. In order to fill potential shortfalls in production capability and secure the quality of solar cells and solar modules, we obtain solar cells and solar modules from our customers, and were obligated to sell solar wafers or solar cells to them in return under buy-and-sell arrangements. The payment we make for solar cells and solar modules and the payment our customers make for the wafers or solar cells are either settled separately or sometimes offset against each other.

Historically, we also processed silicon wafers provided by our customers into solar cells or processed solar cells provided by our customers into solar modules under OEM arrangements, and we charged processing fees from these customers.

From 2008, particularly in the fourth quarter of 2008, the first quarter of 2009 and throughout 2011, partly due to the impact of global financial market disruption and economic slowdown, some of our customers cancelled or delayed orders for our products. Purchases of solar power products tend to decrease during the winter months because of adverse weather conditions in certain regions, which complicate the installation of solar power systems. Historically, our results of operations have been affected by such seasonality of industry-wide demand for solar power products.

Sales and Marketing

We currently market and sell our solar power products worldwide mainly through our direct sales force. We also have sales force in Germany to expand our overseas market. Our marketing programs include industrial conferences, trade fairs, advertising and public relation events, and seminars to solicit customers. Our sales and marketing groups work closely with our research and development and manufacturing groups to coordinate our product development activities, product launches and ongoing demand and supply planning. We are building a global sales network and have established regional sale offices, in Shanghai, China, Hong Kong, Munich, Germany, California, U.S.A and Luxembourg. We may establish more subsidiaries or regional offices in India, Japan, Italy and Germany in the future to further expand our sales network. In addition, we also sell some of our solar power products through distributors. In 2011, 33.4% of our net revenues generated from module sales was derived from sales made through distributors. We expect this percentage to increase in the future as such distributors have better sources and relations with end users of our solar modules.

Historically, the identity of our customers has changed substantially from year to year. We aim to further develop long-term relationships with key customers who are market leaders or strong niche players in their respective industrial or geographic segments. We believe that these customers will provide consistent revenue streams to minimize business volatility, and we target to achieve a substantial portion of our total net revenues from sales to strategic customers. To further diversify our customer base, which historically consisted primarily of module manufacturers and system integrators purchasing solar cells as we historically focused on solar cell business, we have increased our sales to system integrators, solar power project developers and solar power product distributors in connection with our expansion into downstream solar power business.

Intellectual Property

As of December 31, 2011, we have 41 issued patents and 47 patent applications pending in China. Our issued patents and patent applications relate to technology of production of and improvement to our solar power products and their manufacturing process. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide significant competitive advantage to us.

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

We are the registered owner of the trademarks “NPV”, “CSUN” and “SUNERGY” and one logo in China. Further, CEEG and Sunergy Nanjing entered into two trademark license agreements effective as of February 9, 2006 and June 7, 2006, respectively, pursuant to which CEEG granted to Sunergy Nanjing the rights to use the trademarks of “CEEG” and its Chinese characters in Sunergy Nanjing’s ordinary business for ten years. In addition, each of SST and NRE entered into trademark license agreements with CEEG on September 1, 2007, pursuant to which these two companies were granted the rights to use the trademarks of “CEEG” and another logo with a ten-year period. We have registered the trademark of “CSUN” in Hong Kong, European Union, the United States, Japan, Australia and Mexico. We also have registered the trademark of “SUNERGY” in France, Spain and Turkey, one logo in European Union, and both the trademark of “SUNERGY” and such one logo in Hong Kong, U.S.A., Japan and Korea. We are also filing trademark registration applications for the logos “QSAR™” and “PSAR™” in China, European Union, India, United States and Australia.

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

We used to compete with specialized solar power manufacturers such as JA Solar Holdings Co., Ltd., Motech Industries Inc., Q-Cells AG and Solarfun Power Holdings Co., Ltd. when we focused on solar cell business. As we have expanded into downstream solar module business since the fourth quarter of of 2010, our current competitors include crystalline based solar cell and module manufacturers such as Sunpower Corp, Suntech Power Holdings Co., Ltd., Trina Solar Ltd,.Yingli Green Energy Holding Co., Ltd., Canadian Solar Inc., Hanwha SolarOne Ltd., Jinko Solar Holding Co., Ltd, and Sharp Corporation,. Some of our competitors have also become vertically integrated, from polysilicon, wafer and module manufacturing to solar power system integration, such as Yingli Green Energy Holding Co., Ltd.

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

Renewable Energy Law and Other Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006 and was amended on December 26, 2009. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy. The renewable energy law sets out the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems.

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

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, effective as of January 30, 2012, or the Catalogue. The Catalogue classifies the various industries into four categories: encouraged, permitted, restricted and prohibited. As confirmed by the government authorities, Sunergy Nanjing, our operating subsidiary, is engaged in an encouraged industry. Sunergy Nanjing is permitted under the PRC laws to be wholly owned by a foreign company. Sunergy Nanjing is, accordingly, also entitled to certain preferential treatments granted by the PRC government authorities, such as exemption from tariffs on equipment imported for its own use.

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

On October 21, 2008, Sunergy Nanjing obtained a HNTE certificate with a three-year validity term from 2008 to 2010, and renewed the HNTE certificate with another three-year validity term from 2011 to 2013. Therefore, Sunergy Nanjing is eligible for a preferential income tax rate of 15% during the above period. Based on the Circular, our management chooses to enjoy the transitional relief, i.e. 12.5% from 2008 to 2010, for Sunergy Nanjing. In 2011 and 2012, Sunergy Nanjing is subject to a preferential income tax rate of 15%.

SST was acquired in November 2010. It obtained the HNTE certificate in 2009, with a valid period between 2009 and 2011, and thus was eligible for a 15% preferential tax rate during this period. SST’s HNTE certificate expired in 2011 and SST currently is preparing for the application of the renewal of the HNTE certificate.

NRE was acquired in November 2010 and its applicable enterprise income tax rate is 25%.

China Sunergy (Shanghai) Co., Ltd., or Sunergy Shanghai, was established in November 2007 and its applicable PRC enterprise income tax rate is 25%.

China Sunergy (Yangzhou) Co., Ltd., or Sunergy Yangzhou, was established in September 2011 and its applicable enterprise income tax rate is 25%.

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

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended in 1997 and 2008 respectively. Under these regulations, the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. However, for capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, the conversion of foreign currencies into Renminbi is subject to the prior approval of SAFE.

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

The business operations of our PRC subsidiaries, which are subject to the foreign currency exchange regulations, have all been in compliance with these regulations in all material aspects.

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

Share Incentive Plan

On March 28, 2007, SAFE promulgated the Operating Procedures on Administration of Foreign Exchange for PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Share Option Plans of Overseas Listed Companies, or the Share Option Rules. On February 15, 2012, the Stock Option Rules were amended and substituted by the Notice on Issues Relating to Domestic Individuals Participating in Share Incentive Plan of Overseas Publicly-Listed Company, or the New Stock Option Rules. The purpose of the Stock Option Rules and the New Stock Option Rules are to regulate the foreign exchange administration of PRC domestic individuals who participate in employee stock ownership plans and stock option plans of overseas listed companies. The New Stock Option Rules aim to clarify and simplify the foreign exchange procedures involved in the implementation of share incentive plans. Under the New Share Option Rules, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through a qualified PRC agent, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. The PRC agent shall apply to the local foreign exchange bureau to make the foreign exchange registration for the participants in the share incentive plan. If the participants need to use RMB to participate in the share incentive plan, the PRC agent shall open a special account to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise or sale of stock options. The General Administration of Taxation has also issued certain circulars concerning employee share options. Pursuant to these circulars, our employees working in China who exercise their share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to such employee share options with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options. Failure to comply with such rules may subject such overseas-listed company and the participants of share incentive plan who are PRC citizens to fines and legal sanctions and prevent the overseas-listed company from further granting options under its share incentive plan to its employees.

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

The laws and regulations governing the labor relations also include the Work Safety Law of the PRC (2002), the Regulation on Occupational Injury Insurance (2004), as amended in 2011, the Interim Measures Concerning the Maternity Insurance (1995), the Interim Regulations on the Collection and Payment of Social Insurance Premiums (1999) and its interim measures (1999), the Social Security Law (2010) and the Regulation on the Administration of Housing Fund (2002).

Our PRC subsidiaries are subject to the above laws and regulations.

C. Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our subsidiaries as of the date hereof.

In November 2007, Sunergy BVI and CEEG jointly incorporated China Sunergy (Shanghai) Co., Ltd., or Sunergy Shanghai., in which we hold a 95% interest, and CEEG a 5% interest. In September 2008, Sunergy BVI transferred its 95% equity interest in Sunergy Shanghai to Sunergy Hong Kong. In September 2008, CEEG transferred its 5% equity interest in Sunergy Shanghai to Sunergy Hong Kong, as a result of which Sunergy Hong Kong became the 100% holding company of Sunergy Shanghai in April 2009. In October 2011, Sunergy Hong Kong transferred its 75% equity interest in Sunergy Shanghai to Sunergy Nanjing, as a result of which Sunergy Hong Kong held a 25% equity interest and Sunergy Nanjing held a 75% equity interest in Sunergy Shanghai.

According to our current plan, Sunergy Shanghai will engage in high-efficiency solar cells production, solar power research and development activities. We expect to begin construction on our Shanghai facility, which includes a research and development center for our solar cell business, in the third quarter of 2012.

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

On November 1, 2010, we completed the acquisition of SST and NRE, both of which were our related parties and were controlled by our chairman Mr. Tingxiu Lu before the acquisitions, from CEEG, an entity controlled by Mr. Tingxiu Lu, and Sundex Holdings Limited, a company not affiliated with us. The total acquisition consideration of these two modules manufacturers are approximately RMB308.0 million ($48.9 million).

In June 2011, Sunergy Nanjing and Sunergy Hong Kong incorporated Sunergy Yangzhou, in Yangzhou, Jiangsu Province, China, for the purpose of manufacturing, research and development of solar power products. Sunergy Nanjing holds a 50% interest and Sunergy Hong Kong holds a 50% interest of China Yangzhou, respectively.

In April 2011, Sunergy Hong Kong incorporated China Sunergy (US) Clean Tech Inc in California, U.S.A., for the purpose of sales and marketing of our products. In May 2011, Sunergy Hong Kong incorporated China Sunergy Trading (Hong Kong) Co., Limited in Hong Kong, for the purpose of sales and marketing of our products. In August 2011, Sunergy BVI incorporated China Sunergy Luxembourg S.A. in Luxembourg through acquisition of a shell company in order to explore potential investments opportunities in solar power projects throughout Europe, and we began entering into arrangements to develop commercial solar power systems for these solar power projects.

In March 2012, Sunergy Hong Kong incorporated CSUN International (Hong Kong) Co., Limited in Hong Kong for the purpose of selling and marketing our solar power products.

In April 2012, Sunergy Hong Kong incorporated CSUN Holding (Luxembourg) S.a.r.l. in Luxembourg for the purpose of selling and marketing our solar power products in respective regions.

D.          Property, Plant and Equipment

We are headquartered at No. 123 Focheng West Road Jiangning Economic & Technical Development Zone Nanjing, Jiangsu, China. As of December 31, 2011, we conducted our research, development and manufacturing of solar cell products at our facilities in Nanjing, where we occupied a site area of approximately 79,800 square meters. These facilities include office premises with a total floor space of approximately 9,600 square meters and manufacturing facilities with a total floor space of approximately 21,500 square meters that currently accommodates 13 solar cell manufacturing lines of a total production capacity of 404 MW, and a new research and development facility with a total floor space of approximately 25,000 square meter to be completed by the end of 2012. Additionally, we expect to construct another facility with a total floor space of approximately 22,970 square meters that will accommodate three more solar cell manufacturing lines of a total production capacity of approximately 200MW and one research and development line by the end of 2013. We have also obtained land use rights to a plot of land in Shanghai with a site area of approximately 96,500 square meters in 2009, and expect to begin the construction of a research and development center for our solar cell business in the third quarter of 2012.

We conducted our research, development and manufacturing of solar module products at the facilities of SST in Shanghai and the facilities of NRE in Nanjing. As of December 31, 2011, SST occupied a site area of approximately 19,150 square meters, which includes office premises with a total floor space of approximately 1,060 square meters and manufacturing facilities with a total floor space of approximately 17,650 square meters that currently accommodates 555 MW module production capacity. SST also occupies a site area of 66,665 square meters in Shanghai, where the construction of two new module manufacturing facilities is undergoing, which includes office premises with a total floor space of approximately 8,784 square meters and manufacturing facilities with a total floor space of approximately 30,152 square meter which will accommodate 600 MW module production capacity by the first half of 2012. As of December 31, 2011, NRE occupied a site area of approximately 29,300 square meters, which includes dining premises with a total floor space of approximately 2,000 square meters, warehousing premises with a total floor space of approximately 4,300 square meters and manufacturing facilities with a total floor space of approximately 23,000 square meter that currently accommodates the office premises of 800 square meter and 360 MW module production capacity.

We have obtained land use rights from Yizheng land and resources bureau to a plot of land in Yangzhou, Jiangsu Province with a site area of approximately 345,591 square meters in December 2011, for a consideration of RMB76.7 million ($12.2 million). We expect to start constructing new solar cell manufacturing lines in Yangzhou in the first half of 2012.

We maintain property insurance policies with reputable insurance companies for covering our equipment, facilities, buildings and their improvements, and office furniture. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. We maintain director and officer liability insurance for our directors and executive officers. We also maintain business interruption insurance. Our insurance products contain various coverage limits and deductibles. We have also purchased product liability insurances for our solar module products since 2011. We have appointed an insurance broker to provide us with proposals for insurance coverage for our company, and we plan to expand our insurance coverage in 2012.

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

Overview

We manufacture and sell solar cell and solar module products that convert sunlight into electricity for a variety uses. Historically, we primarily manufactured and sold solar cells. In the fourth quarter of 2010, as part of our business strategy to achieve more vertical integration, we acquired SST and NRE, two solar module manufacturers, and began engaging in massively manufacturing and selling solar modules. Since then, substantially all of the solar cells we produce have been used for the production of our solar module products. Currently, we sell solar modules as our principal products to system integrators, solar power project developers and solar power product distributors located in various market around the world, including Italy, France, Germany, India, Belgium, Australia, Czech Republic and Slovakia.

We commenced business operations in August 2004. Our manufacturing capacity and operations have grown significantly since we completed acquisition of two solar module manufacturers in the fourth quarter of 2010. Assuming the use of 156-millimeter monocrystalline silicon wafers, we had an aggregate annual production capacity of solar cells of 320 MW, 404 MW and 404 MW as of December 31, 2009, 2010, and 2011, respectively, and an aggregate annual production capacity of solar modules of nil, 480 MW and 915 MW as of December 31, 2009, 2010, and 2011, respectively.

In 2009, the shipment of our solar power products amounted to 194.0 MW, including 181.5 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 8.3 MW of modules sold. In 2010, the shipment of our solar power products amounted to 347.8 MW, including 277.2 MW of solar cells sold, 3.4 MW solar cells and modules processed under OEM arrangements and 67.2 MW of modules sold. In 2011, the shipment of our solar power products amounted to 420.3 MW, including 6.6 MW of solar cells sold, 2.2 MW solar cells and modules processed under OEM arrangements and 411.5 MW of modules sold. We had net revenues of $284.9 million, $517.2 million and $566.3 million in 2009, 2010 and 2011, respectively. We incurred net loss of $94.3 million in 2011, compared to net loss of $10.3 million in 2009 and net income of $51.7 million in 2010.

We operate and manage our business as a single segment.

Factors Affecting Our Results of Operations

Industry Demand

Our business and revenue growth depend on the market demand for solar power products. The solar power market grew rapidly in the past several years. During that period, our business and revenue growth were primarily driven by industry demand and our ability to retain existing customers, attract new customers and expand our manufacturing capacity at the same time. According to Solarbuzz, the global solar power market, as measured by annual volume of modules delivered to installation sites, grew at a CAGR of 76.9% from approximately 2.8 gigawatts, or GW, in 2007 to approximately 27.4 GW in 2011. Under the lowest of three different projections, Solarbuzz expects the annual volume of modules delivered to installation sites may further increase to 31.5 GW in 2016, but global solar power industry revenue may decrease from $93.1 billion in 2011 to $73.8 billion in 2016 while market demand growth is partially offset by the market price declines. According to a Solarbuzz forecast named “Green World”, the moderate one of three possible scenarios, annual volume of modules delivered to installation sites may further increase to approximately 54.3 GW in 2016, and global solar power industry revenue may increase from $93.1 billion in 2011 to $132.9 billion in 2016.

In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis. In 2011, increased manufacturing capacity combined with decreased demand caused a decline in the prices of solar power products. The demand for solar power products rebounded significantly in 2010 as a result of, among other things, sustainable government incentives to develop solar power as an alternative energy solution, steady manufacturing cost reduction of solar power products and easy access to financing capital to build solar infrastructures. However, the global solar power industry witnessed another recession in 2011 due to, to a large extent, a combined effect of oversupply of solar power products and steep decrease in governmental subsidies afforded by major European markets. Consequently, the average selling price per watt of our solar modules decreased from $1.92 in 2010 to $1.36 in 2011.

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

Government Subsidies and Economic Incentives

We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of power provided by the electric utility grid in many locations, when upfront system costs are factored into cost per kilowatt. As a result, governmental bodies in many countries, most notably Germany, Italy, Spain, Japan, France, the United States, China and Eastern Europe, have provided subsidies and economic incentives to reduce dependency on non-renewable sources of energy. These subsidies and economic incentives have come in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, solar power product distributors, system integrators and manufacturers of solar power products.

However, certain early adopters of solar power incentive policies, such as Germany, Spain, France and Italy announced reductions of incentive programs in 2009, 2010 and 2011. As the solar power industry continues to develop, policy shifts could reduce or eliminate these government economic incentives altogether. For example, according to Solarbuzz, the Italian market was also overhung by the uncertainty over funding conditions. Italian government announced annual reductions to feed-in tariffs in an effort to impede overheating of its solar market in 2010 and May 2011. France’s government became aware of the extent of potential solar power market growth and therefore implemented a number of measures to slow market activity and introduced a new restrictive funding scheme in March 2011. In addition, at the beginning of 2011, the German government reacted to the projections that the market size would once again exceed expectations and decided to accelerate the incentive tariff decline. The German government scheduled a tariff reduction in January 2011, retained an annual basic reduction of 9% at year-end, and further reduced its feed-in-tariffs by over 30% for ground mounted systems and by approximately 20% for rooftop installations from April 1, 2012. In addition, in certain countries, including countries to which we export solar power products, government financial support of solar power products has been, and may continue to be, challenged as being unconstitutional or otherwise unlawful. A significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, would have a material adverse effect on the demand for our solar power products as well as our results of operations. Demand for and pricing of our solar power products are highly sensitive to government subsidies and economic incentives in our targeted or potential markets. Although the implementation of incentive policies for solar power significantly stimulates demand for solar power products, including our products, reductions or limitations on such policies, as have occurred in Germany, Spain and Italy, may reduce demand for such products or change price expectations, causing manufacturers of solar power products, including us, to reduce prices to adjust to demand at lower price levels.

Availability, Price and Quality of Silicon Raw Materials

Silicon wafers are the most important raw material from which our solar cells and solar modules are made. To manufacture silicon wafers, polysilicon is melted and processed into crystalline silicon ingots, which are then sliced into wafers. The procurement costs of silicon raw materials have accounted for more than half of our cost of revenues since we began our commercial production of solar cells in August 2005. Fluctuation in the price of polysilicon have in the past impacted our production costs and our cost of revenues and net income. The success of our business and our growth strategy depends heavily on acquiring a supply of silicon wafers and related raw materials at commercially reasonable prices and terms that is consistent with our existing and planned production capacity.

We purchase silicon wafers from various suppliers, most of which are wafer manufacturers located in China. Historically, we also procured polysilicon from various suppliers and outsourced the production of silicon wafers from these polysilicon raw materials under toll manufacturing arrangements with third parties. Toll manufacturing is a type of contract manufacturing frequently used in the solar power industry, in which part of the manufacturing process is outsourced to qualified third parties, or toll manufacturers.

In addition, due to the historical industry-wide shortage of silicon raw materials experienced during the past few years, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable in a relatively small range. From the fourth quarter of 2008 to mid-2009, the price of silicon raw materials decreased precipitously due to the excess supply of silicon raw materials resulting from a slowed global solar power market growth. See “Item 3. Key Information—D. Risk Factors——Our costs and expenses may increase as a result of entering into fixed price, firm purchase commitment arrangements with our suppliers” for more details. In light of such excess supply, we have sought to re-negotiate with our long-term supply partner in regard to certain long term supply contracts signed in 2008. In October 2010, we entered into a three-year contract with Green Energy Technology Inc., Ltd. for supplies of solar wafers, which allows the price to be adjusted on a monthly basis. In February 2011, in order to secure stable supply of silicon wafers while maintaining ability to keep the price at the market level, we entered into a six-year agreement with Suzhou GCL Photovoltaic Technology Co., Ltd. and its related parties, all of which are subsidiaries of GCL-Poly. Under such six-year framework long-term silicon wafer supply agreement, GCL-Poly has agreed to supply to us wafers sufficient to produce not less than half of our production capacities over six years from January 2011 to December 2016, and we have agreed to procure a certain amount of our total silicon wafer requirement from GCL-Poly each year during the term of the agreement. Under this agreement, the prices of the wafers were initially predetermined subject to periodic adjustments. Due to the volatility of silicon wafer prices, we have negotiated actual monthly and annually wafer purchase amounts and prices from time to time. We expect to continue to do so in the future. CEEG (Nanjing) Semiconductor Co., Ltd., a related party of our company, has agreed to supply to us silicon wafers from October 2011 to December 2013 and the price will be renegotiated if the market price is lower than the originally agreed price. Given the current wafer price environment, we also seek to exert greater control over incoming wafer quality while establishing stable and long-term relationships with high quality suppliers.

Historically, given the state of the industry, suppliers of silicon raw materials typically required customers to make payments in advance of shipment. Our suppliers generally required us to make a prepayment at a certain percentage of the order value prior to shipping. Due to the relative oversupply of polysilicon, prepayment as a percentage of the entire contract has been reducing. In 2011, most of our suppliers granted us credit terms under their contracts with us. However, our purchases of silicon raw materials may continue to require us to make certain working capital commitments. We are required to manage our borrowings to support our raw material purchases.

Manufacturing Capacity

In order to capture the market opportunity for our solar power products, we have expanded our manufacturing capacity. When the market demand for solar power products exceeded supply, increased capacity had a significant effect on our results of operations, by allowing us to produce and sell more solar power products generating higher revenues, and by lowering certain manufacturing costs resulting from economies of scale. We had an aggregate annual solar cell manufacturing capacity of 404 MW and an aggregate annual module manufacturing capacity of 915 MW as of December 31, 2011. When the global supply of solar power products exceeds the global demand due to excess production capacity, global economic downturn or other reasons, we may not be able to fully utilize our manufacturing capacity due to declined demand for our products. As we incur fixed costs associated with our facilities and equipment whether they are being utilized, operating at less than full utilization will result in expenses without corresponding revenue, which will reduce our operating margins.

Changing Product Mix.

We expanded into downstream solar power business and began massively manufacturing and selling solar modules in the fourth quarter of 2010. Expansion to downstream solar module production has changed our product mix. Each of solar cell production and solar module production represents a separate stage of the solar power production chain, with each involving, among other things, different production workmanship and processes, costs and selling prices, and marketing and sales strategies. Prior to November 2010, our sales consisted almost entirely of solar cells. Subsequent to the acquisition of SST and NRE, substantially all of the solar cells produced by us have been used in the production of our solar modules. As we began marketing and selling solar module products in the fourth quarter of 2010, our sales of solar module products increased significantly and corresponding sales of solar cells precipitously declined. In 2011, we fulfilled approximately 31% of our solar cell requirements by sourcing high quality solar cells from our external suppliers. We will continue to procure solar cells from our suppliers in order to fill the gap between our solar module manufacturing capacity and our solar cells manufacturing capacity.

Also, among other things, our customer base was changed from primarily module manufacturers and system integrators purchasing solar cells to primarily system integrators, solar power project developers and solar power product distributor. The changed customer base not only allows us more access to end-users including system integrators which play important roles in solar power industry, but also exposes us to more market and credit risks as our module products customers are more sensitive to market fluctuations and availability of financing. We expect that our operating results for future periods will continue to be influenced by our changed product mix.

Pricing of Our Solar Power Products

Solar cells are priced based on the number of watts of electricity they can generate and on their conversion efficiency. Pricing per watt of solar cells is principally affected by manufacturing costs per watt, comprising of primarily the cost of silicon wafers, the overall market demand for solar cells, and some other factors, such as the exchange rate. Increased economies of scale and process technology advancements in the past resulted in a steady reduction in manufacturing costs and the price per watt of solar cells. The average selling prices of our solar cells was approximately $1.36, $1.35 and $0.84 per watt in 2009, 2010 and 2011, respectively. The slight decline in average selling price our solar cells from 2009 to 2010 due was primarily to decreased price of silicon raw materials combined with increased supply of solar power products. The average selling price of our solar cells continued to significantly decline in 2011 because our sales of solar cells in 2011 were primarily relating to sales of low conversion efficiency solar cells, which are byproducts of our solar cell production. We refer to these solar cells as being off-specification. In 2011 we sold off-specification solar cells at a discount to recover some of the costs we incur in the production process. The market price for off-specification solar cells is typically lower than the cost incurred in their production, which results in negative margin.

Solar modules, which are currently our principal products, are priced based on the market price per watt for solar modules as well as the number of watts of electricity they generate. We price our standard solar modules based on the prevailing market prices at the time we enter into sales contracts with our customers or our customers place their purchase orders with us, taking into account the size of the contract or the purchase order, the strength and history of our relationship with each customer, and our silicon raw materials costs or our costs to purchase solar cells. We began increasing sales of our solar modules upon the acquisition of SST and NRE in November 2010 and the average selling price per watt of our solar modules was $1.87, $1.92 and $1.36 in 2009, 2010 and 2011, respectively. We expect that the prices of solar module products, including our own products, will continue to decline in 2012 due to reduced manufacturing costs from improving technology and increased supplies which exceeded increased demand for solar power products in the market. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry— Volatile market and industry trends, in particular, the changes in demand for solar power products and continued downward pressure on the prices of solar power products will reduce our revenues and profitability” for more details.

Pace of Advancement in Process Technologies

Process technologies advancement is important because it helps increase conversion efficiencies of solar cells and helps reduce the manufacturing cost of solar power products. Higher conversion efficiency generally leads to higher revenues from sales of solar power products. As a result, solar power companies, ourselves included, are continuously developing advanced process technology for large-scale manufacturing. In 2011, our research and the production management teams have made a concerted effort to improve the performance of our standard crystalline solar cells. We have begun commercially producing our QSAR™ solar cells and PSAR™ solar cells on two of our manufacturing lines in 2011 and 2012, respectively. In addition, our research team continued to focus on the development of advanced process technology for cost-efficiently manufacturing high-efficiency solar power products.

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

Overview of Financial Results

Net Revenues

Our net revenues are net of value-added tax. Factors affecting our net revenues include average selling price per watt, unit volume sold and product demand for our solar power products. We began to generate net revenues primarily from the sales of solar modules after we acquired the two module manufacturers in November 2010. In 2011, we also derived revenues from selling a small amount of solar cells and raw materials to certain customers. We also process silicon wafers provided by our customers into solar cells or process solar cells provided by our customers into solar modules under OEM arrangements, and we charge processing fees from these customers. However, such revenues are immaterial in 2011.

In 2009, one third party customer contributed approximately 11% of our total net revenues. No third party customer accounted for more than 10% of our net revenues in 2010 and 2011. Such decrease in percentage in 2011 was due to our expansion into downstream solar power business and our ongoing efforts in diversifying our overall customer base.

We currently sell most of our solar modules to customers outside China, in particular, Italy, France, Germany and India. For the years ended December 31, 2009, 2010 and 2011, approximately 35%, 36.2% and 93.3% of our total net revenues was made from customers outside China, respectively. In 2011, we expanded our sales into Europe, and increased sale volumes in Italy, France and Belgium. We have also expanded our business presence in emerging solar power markets such as India and Australia. We expect to expand our customer base geographically in 2012.

The following table sets forth by region our total net revenues derived from sales of our products for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	(in thousands, except percentages)
Europe:
— Italy	$7,557	2.7%	$63,467	12.3%	$170,681	30.1%
— France	-	-	8,745	1.7	58,439	10.3
— Germany	67,120	23.5	28,201	5.5	57,314	10.1
— Belgium	-	-	11,851	2.3	46,114	8.2
— Czech Republic and Slovakia	-	-	3,838	0.7	28,260	5.0
— Spain	2,743	1.0	19,171	3.7	4,432	0.8
— Others	1,783	0.6	12,488	2.4	42,376	7.5
Europe Total	79,203	27.8	147,761	28.6	407,616	72.0
India	1,657	0.6	—	—	49,415	8.7
PRC	185,177	65.0	330,378	63.8	38,087	6.7
Australia	11,947	4.2	7,925	1.5	32,599	5.8
America	2,568	0.9	6,533	1.3	3,992	0.7
South Korea	409	0.1	8,208	1.6	7	0.0
Others	3,904	1.4	16,414	3.2	34,576	6.1
Total net revenues	$284,865	100%	$517,219	100%	$566,292	100%

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and our operating expenses as a percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2009	2010	2011
Cost of revenues	94.2%	82.2%	99.7%
Operating expenses:
Selling and marketing expenses	1.0	1.1	3.4
General and administrative expenses	8.6	3.4	7.3
Research and development expenses	1.5	0.6	1.2
Goodwill impairment loss	-	-	2.6

Total operating expenses	11.1%	5.1%	14.5%

Our cost of revenues as a percentage of our total net revenues were 94.2%, 82.2% and 99.7% in 2009, 2010 and 2011, respectively. Our cost of revenues significantly increased as a percentage of our total net revenues in 2011, primarily due to declines in average selling price per watt for solar cells and solar modules that exceeded decreases in prices of silicon raw materials. Our cost of revenues decreased significantly in 2010 as a percentage of our total net revenues in 2010 primarily due to the decreased price of silicon raw materials and our reduced non-silicon cost.

Our operating expenses include general and administrative expenses, selling and marketing expenses and research and development expenses.

Our total operating expenses as a percentage of our total net revenues was 11.1%, 5.1% and 14.5% in 2009, 2010 and 2011, respectively. Our total operating expenses in 2011 increased significantly from 2010 as a percentage of our total net revenues primarily due to a $14.8 million impairment for goodwill associated with our acquisition of SST and NRE, $12.3 million bad debt provisions accrued primarily as a result of providing extended credit terms to, and accruing specific provisions for, certain customers as well as the settlement payment to REC Wafer in October 2011. Our total operating expenses in 2009 as a percentage of our total net revenues was higher than that of 2010 because our reserve in 2009 included the proposed settlement of the 2007 shareholder class action of $1.1 million and allowance for doubtful accounts receivable of $7.3 million. In addition, we incurred more material costs consumed in our research and development activities in 2009.

Cost of Revenues

Our cost of revenues consists primarily of:

•	Raw materials cost. Silicon raw materials, primarily in the form of silicon wafers, comprise a substantial majority of our cost of revenues. In addition to silicon raw materials, raw materials involved in our production also include metallic pastes, tempered glass, ribbon, laminate material (EVA, TPT), junction box, and aluminum frame.

•	Sourcing cost. We fulfill some of our solar cell requirements by sourcing from external suppliers. The sourcing cost of solar cells is capitalized as inventory, and recorded as a part of our cost of revenues when our finished solar modules are sold. We will continue to source high-quality solar cells from reliable suppliers in order to fill the gap between our solar cell manufacturing capacity and our solar module manufacturing capacity.

•	Direct labor cost. Direct labor costs include salaries and benefits for manufacturing personnel. We expect direct labor costs to increase as we hire additional manufacturing personnel as we expand our production.

•	Overhead. Overhead costs include maintenance, utilities such as electricity and water used in manufacturing, and other support expenses associated with the manufacturing.

•	Depreciation and amortization of manufacturing facilities and equipment. Due to our capacity expansion, our depreciation and amortization expenses have increased. We expect depreciation to increase in absolute terms in the near future following the expansion of our manufacturing capacity.

•	Warranty costs. With respect to solar cell sales made with contractual warranty provisions, we accrue 0.5% of our net revenues as warranty costs at the time revenue is recognized. Our sales contracts concluded after December 2006 do not contain warranty provisions, which we believe is in line with the practice of other solar cell manufacturers in China. We do not expect to enter into solar cell sales contracts with warranty provisions in the future. We still accrue warranty costs for deliveries of solar cells under the contracts concluded before December 2006. With respect to solar modules, which are typically sold with a five-year or ten-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase, we accrue 1.0% of our net revenues generated from module sales based primarily on our own history, an assessment of our competitors’ accrual history and industry practice. We expect warranty costs to increase in absolute terms as module sales will continue to account for a larger portion of our net revenues as we expand into downstream in the solar power business.

Our cost of revenues is affected by our ability to control raw material costs, to achieve economies of scale in our operations, and to efficiently manage our supply chain, including our successful execution of our vertical integration strategy and our judicious use of third-party solar cell suppliers to fill potential shortfalls in production capability along the supply chain.

Gross Profit and Gross Margin

Our gross profit is affected by a number of factors, including the average selling prices for our solar power products, the cost of revenues, product mix, economies of scale and benefits from vertical integration and our ability to cost-efficiently manage our raw material supply. Our gross profit was $1.8 million in 2011, compared to $92.3 million in 2010 and 16.6 million in 2009. Our gross margin was 0.3% in 2011, compared to 17.8% in 2010 and 5.8% in 2009. Our gross margins in 2011 decreased significantly from 2010 as a result of the decrease in the average selling price for our solar power products as a result of the deterioration in market conditions and the increase in non-silicon manufacturing costs as a result of the rapid expansion of our module business. Since the fourth quarter of 2010, non-silicon manufacturing cost per watt for solar modules of $0.30 was incurred in 2011 after we started manufacturing solar modules on a large scale.

We may continue to face margin compression pressure in the sales of solar power products due to the decrease in the average selling price of our solar power products and increasingly intense competition in the solar power market, although a decrease in our average purchase price of silicon wafers and an increase in shipping volume have alleviated some of the margin compression pressure. However, we believe that as our solar module business expands economies of scale and the cost reduction achieved through research and development efforts at each stage of our vertically integrated manufacturing process, among other factors, will have a positive effect on our gross profit margins over time and will help to improve our margins to offset negative market trends.

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

General and administrative expenses account for the largest part of our operating expenses. In 2009, 2010 and 2011, our general and administrative expenses were $24.5 million, $17.5 million and $41.2 million, respectively. In 2011, our general and administrative expenses were significantly higher than those in 2009 and 2010 primarily due to $12.3 million bad debt provisions primarily resulting from providing extended credit terms to, and accruing specific provisions for, certain customers, the settlement payment to REC Wafer in October 2011 as well as increased bank charges incurred by the two module manufactures we acquired. In 2009 and 2010, we also recorded share-based compensation expenses of $1.3 million and $0.5 million, respectively, in connection with the grants of share options and restricted shares to certain employees. In 2011, we reversed the amount of $0.1 million associated with options forfeited.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of post-sale service expenses, sales employee salaries, travel and entertainment expenses, shipping and handling cost and other sales and marketing expenses.

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

Impairment of Goodwill

Impairment of goodwill represents the difference between the carrying amount and the implied fair value of goodwill. Goodwill was generated from our acquisition of SST and NRE in November 2010. We evaluate our annual goodwill impairment in November. Due to the deterioration in market conditions resulting in decreased average selling prices of our solar power products, which was primarily experienced in the fourth quarter of 2011, our stock price severely decreased. As of December 31, 2011, as our market value was significantly lower than our net book assets, we fully impaired the goodwill of $14.8 million in 2011. No impairment of goodwill was recorded in 2009 or 2010.

Share-based Compensation Expenses

In 2008 and 2009, we entered into option award agreements pursuant to our first share incentive plan. Under these option award agreements, we had outstanding options to purchase 676,744 ordinary shares as of December 31, 2011. We also entered into two restricted share award agreements pursuant to our second share incentive plan. As of December 31, 2011, no restricted share was outstanding under these restricted share award agreements. See Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.” In 2009 and 2010, we also recorded share-based compensation expenses of $1.3 million and $0.5 million, respectively, in connection with the grants of share options and restricted shares to certain employees. The amount reversed associated with options forfeited was $0.1 million for the year ended December 31, 2011. Changes in the amount of share-based compensation will affect our general and administrative expenses, reported net income and earnings per share.

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

As of December 31, 2011, our unrecognized compensation expense related to unvested share-based compensation arrangements granted under the plan was immaterial.

Taxation

Under the current laws of the Cayman Islands and the British Virgin Islands, we and Sunergy BVI are not subject to tax on income or capital gain. Additionally, dividend payments made by us and Sunergy BVI are not subject to withholding tax in those jurisdictions.

Under the current Hong Kong Inland Revenue Ordinance, Sunergy Hong Kong is subject to Hong Kong profit tax at a rate of 16.5% in 2009, 2010 and 2011 on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by Sunergy Hong Kong to us are not subject to any Hong Kong withholding tax. China Sunergy Trading (Hong Kong) Co., Limited was incorporated in May 2011 and was subject to Hong Kong profit tax at a rate of 16.5% in 2011.

The New EIT Law and the New EIT Law Implementation Rules provides that enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered PRC resident enterprises and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the New EIT Law Implementation Rules, a “de facto management body” is defined as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” If we are treated as PRC resident enterprises for PRC tax purposes, we will be subject to PRC enterprise income tax on our worldwide income at the 25% tax rate, which would have an impact on our effective tax rate. Additionally, under such circumstances that Sunergy Hong Kong also treated as a PRC resident enterprise, dividends distributed from our PRC subsidiaries to Sunergy Hong Kong and ultimately to us could be exempt from withholding tax, and dividends from us to our foreign investors would be subject to a withholding tax at 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement.

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

On April 14, 2008, the Ministry of Finance, the Ministry of Science and Technology and the State Administration of Taxation jointly promulgated the Recognition Measures. Pursuant to the New EIT Law, the New EIT Law Implementation Rules and the Recognition Measures, HNTE is eligible for a preferential tax rate of 15%. On October 21, 2008, Sunergy Nanjing obtained a HNTE certificate with a three-year validity term, from 2008 to 2010, and renewed the HNTE certificate with another three-year validity term from 2011 to 2013. Therefore, Sunergy Nanjing is eligible for a 15% preferential tax rate during the above period.

Based on the Circular, the management chooses to enjoy the transitional relief, i.e. 12.5% from 2008 to 2010, for Sunergy Nanjing. Sunergy Nanjing was in a tax loss position under PRC tax law in 2004, 2005, 2007, 2008 and 2009, and thus was not subject to any enterprise income tax during these periods. Sunergy Nanjing is subject to such enterprise income tax in 2010. In 2011, Sunergy Nanjing is subject to a preferential income tax rate of 15%.

Sunergy Shanghai was established in November 2007 and its applicable enterprise income tax rate is 25%. Sunergy Shanghai did not have substantive operations and had incurred minimal non-operating related losses in 2007, 2008, 2009, 2010 and 2011.

SST was acquired in November 2010. It obtained the HNTE certificate in 2009, with a valid period between 2009 and 2011, and thus is eligible for a 15% preferential tax rate during this period. SST’s HNTE certificate expired in 2011 and SST currently is preparing for the application of the renewal of the HNTE certificate.

NRE was acquired in November 2010 and its applicable enterprise income tax rate is 25%.

Sunergy Yangzhou was established in June 2011 and its applicable enterprise income tax rate is 25%. As of December 31, 2011, Sunergy Yangzhou had no substantive operations and had incurred minimal non-operating income.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (a) the reported amounts of our assets and liabilities, (b) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (c) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

Revenue Recognition

Sales of solar cells and modules are recorded when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. We sell our solar power products at agreed upon prices to our customers, which reflect prevailing market prices. Our considerations for recognizing revenue are based on the following:

•	Persuasive evidence that an arrangement (sales contract) exists between a willing customer and us that outlines the terms of the sale (including customer information, product specification, quantity of goods, purchase price and payment terms). Customers do not have any general rights of return but may be allowed to exchange for goods that are not defective for a 30 to 45 day period. We have recorded the estimated replacement costs, which have been immaterial for all periods in cost of revenue upon recognition of revenue.

•	Delivery is considered to have occurred when the risks, rewards and ownership of the products are transferred from us to our customers. The majority of our sales contracts include the shipping terms Free on Board and Cost, Insurance and Freight. Based on the nature of these shipping terms, our obligation to deliver has been fulfilled when the goods pass over the ship’s rail at the named port of shipment which is specified in each contract.

•	Our price to the customer is fixed and determinable as specifically outlined in the sales contract.

•	For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is probable, including past transaction history with them and their credit-worthiness. All credit extended to customers is pre-approved by management. If we determine that collection is not reasonably assured, we defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

Allowance for Doubtful Accounts

We conduct credit evaluations of customers and generally do not require collateral or other security from them. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. We generally do not require collateral or other security interests from our customers when we grant them credit. However, we maintain a reserve for potential credit losses and such losses have historically been within our expectations. We raise an allowance for doubtful accounts primarily based on the age of the receivables or prepayments and other factors like the length of time receivables are passing due, previous loss history and the counterparty’s current ability to fulfill its obligation. In 2009, we determined that the possibility of collecting the accounts receivable from a specific customer became remote, once it was determined that the customer’s financial condition had deteriorated greatly. Based on this assessment, we recorded the full allowance of $7.3 million for doubtful accounts. However, we continued our efforts to collect the amount owed from the customer. Subsequently in April 2010, we reached a final settlement agreement with this customer pursuant to which we collected $1.5 million of the outstanding receivable balance in December 2010 and wrote off the remaining amount of approximately $6 million which was uncollectible.

With respect to advances to suppliers, our suppliers are primarily suppliers of silicon raw materials. We perform ongoing credit evaluations of our suppliers’ financial conditions. We generally do not require collateral or security against advances to suppliers.

Inventories

Our inventories are stated at the lower of cost or market value. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record write-down against the cost of inventories for a decline in net realizable value. Inventory write-down charges establish a new cost basis for inventory. In estimating obsolescence, we estimate future market demand by referring to our backlog sales orders and our historical inventory turnover ratio. We estimate sales prices for the next quarter through our market analysis. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, spot prices of polysilicon are primarily a result of market supply and demand. Our management continually monitors the changes in the purchase price paid for polysilicon, including advances and prepayments to suppliers. The majority of the write-downs have been attributable to changes in price levels associated with the decrease in selling prices of solar power products, which is the result of market trends. Our average selling price of the solar cells decreased from $1.36 per watt in 2009 to $1.35 per watt in 2010. In 2011, we primarily sell off-specification solar cells at an average selling price of $0.84 per watt, which are lower than the costs incurred in the production of such off-specification solar cells, resulting in the negative margin. Our average selling price of the solar modules increased from $1.87 per watt in 2009 to $1.92 per watt in 2010, but decreased to $1.36 per watt in 2011. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories.

Project Assets

Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to the sale of the solar power project. These costs include modules, installation and other development costs, such as legal, consulting and permitting. While the project assets are not constructed for any specific customers, we intend to sell the project assets upon their completion.

We review project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, we consider a number of factors, including changes in environmental, ecological, permitting, or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease.

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

Goodwill Impairment

Goodwill is required to be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that these assets might be impaired. If we determine that the carrying value of our goodwill has been impaired, the carrying value will be written down. Management evaluates its annual goodwill impairment in November .

To assess potential impairment of goodwill, we perform an assessment of the carrying value of the reporting unit at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of the reporting unit below its carrying value. If the carrying value of reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit exceeds its implied fair value. We estimate the fair value of the reporting unit through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results, appropriate discount rates and long-term growth rates. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of the reporting unit will change, which could affect the amount of goodwill impairment charges, if any. Due to the deterioration in market conditions resulting in decreased average selling prices of our solar power products, which was primarily experienced in the fourth quarter of 2011, our stock price severely decreased. As of December 31, 2011, as our market value was significantly lower than our net book assets, we fully impaired the goodwill of $14.8 million in 2011. No impairment of goodwill was recorded in 2009 or 2010.

Warranty Costs

Historically, some of our sales contracts with overseas customers provided for a 10- or 20-year warranty for the performance of our solar cells against declines in certain technical specifications, primarily the minimum power generation capacity specified at the time of delivery. Since the beginning of 2007, we have aborted such warranty terms in solar cell sales contracts. We also sell our module products to customers along with a warranty on the performance of solar module products at certain levels of conversion efficiency for an extended period. Our solar modules are typically sold with a warranty up to 25 years against specified declines in the initial minimum power generation capacity at the time of sale. In addition, we provided warranty for our solar modules against defects in materials and workmanship for a period of five years from the date of sale. We extended our module product warranty policy for materials and workmanship from five to ten years for all standard photovoltaic solar module products shipped after August 10, 2011. The remedies provided under the warranty terms are primarily for the repair or replacement of the effected solar modules and the related labor cost. We believe these terms are consistent with the warranties offered by our competition in the market. We maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these warranties. We currently accrue for all of our product warranties on a cumulative basis, based on our best estimate to date. We estimate the cost of warranties to be approximately 1.0% of our solar module sales and include that amount in our cost of revenues. We make such estimate based on a number of factors including i) the nature of the warranties provided, which are consistent with industry practice, ii) actual claim expenses incurred, iii) our internal testing results, and iv) other assumptions that affect estimates of warranty costs, including industry data for warranty claim activities and academic research. We acknowledge that such estimates require significant judgment and we will continue to analyze our claim history, academic research and internal testing results and the performance of our products compared to our competitors in determining the adequacy of our warranty accruals. An increase or decrease of 0.1% accrual rate, applicable to sales of solar module in 2011, would have resulted in a corresponding increase or decrease in warranty expense of $0.6 million for the year ended December 31, 2011. Because we are a relatively new company, we have a limited warranty claim period. We also engage in product quality assurance programs and processes, including monitoring and evaluating the quality of suppliers, in an effort to ensure the quality of our products and reduce our warranty exposure. As we have not experienced significant warranty claims to date in connection with declines of the power generation capacity or other technical specifications of our solar cells or solar modules, we estimate our warranty costs based on our actual historical cost data, competitor data and academic research which are reviewed by our quality review staff. Although we conduct quality testing and inspection of our solar cell products, our solar cell products have not been tested in an environment simulating the up to 20-year warranty periods. We acknowledge that such estimates are subjective, and we will continue to analyze our claim history and the performance of our products compared to our competitors and academic research to determine whether our accrual is adequate. Actual warranty costs are accumulated and charged against accrued warranty liability. Our warranty obligation will be affected not only by our product failure rates, but also by costs incurred to repair or replace failed products as well as any service delivery costs incurred in correcting a product failure. If our actual product failure rates, material usage or service delivery costs differ from our estimates, we will need to prospectively revise our estimated warranty liability accrual rate.

Valuation of Share-based Compensation

We record share-based compensation expense based on the fair value of the options and other awards on the date of grant.

In 2008 and 2009, we granted share options and restricted shares to certain of our employees. We incurred share-based compensation expenses of $1.3 million and $0.5 million for the years ended December 31, 2009 and 2010, respectively. The net amount reversed associated with options forfeited was $0.1 million for the year ended December 31, 2011. We used the binomial option-pricing method to determine the amount of employee share-based compensation expenses. This approach requires us to make assumptions on such variables as share price volatility, expected lives of awards and discount rates. Changes in these assumptions could significantly affect the amount of employee share-based compensation expenses we recognize in our consolidated financial statements. See Item 5, “—Overview of Financial Results—Share-based Compensation Expenses.”

Income Taxes

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative operating experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. On October 21, 2008, Sunergy Nanjing obtained a HNTE certificate with a three-year validity term, from 2008 to 2010, and renewed the HNTE certificate with another three-year validity term from 2011 to 2013. Thus Sunergy Nanjing is eligible for a 15% preferential tax rate in 2011. SST was acquired in November 2010. It obtained the HNTE certificate in 2009, with a valid period between 2009 and 2011, and thus is eligible for a 15% preferential tax rate during this period. SST’s HNTE certificate expired in 2011 and SST currently is preparing for the application of the renewal of the HNTE certificate. NRE was acquired in November 2010 and its applicable enterprise income tax rate is 25%. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations, with each item expressed as a percentage of our total net revenues. Our limited operating history makes the prediction of future operating results very difficult. Period-to-period comparisons of our operating results should not be relied upon as indicative of future performance. Item 3 “Key Information—Risk Factors—Risks Related to Our Company and Our Industry—We have a limited operating history and we have incurred losses in certain prior periods and may incur losses in the future.”

	Year Ended December 31,
	2009		2010		2011
	(in thousands, except percentages)
Net revenues	$284,865	100.0%	$517,219	100.0%	566,292	100.0%
Cost of revenues	(268,252)	(94.2)	(424,917)	(82.2)	(564,474)	(99.7)
Gross profit	16,613	5.8	92,302	17.8	1,818	0.3
Operating expenses
Selling and marketing expenses	(2,920)	(1.0)	(5,467)	(1.1)	(19,149)	(3.4)
General and administrative expenses	(24,517)	(8.6)	(17,518)	(3.4)	(41,182)	(7.3)
Research and development expenses	(4,382)	(1.5)	(3,346)	(0.6)	(6,718)	(1.2)
Goodwill impairment loss	-	-	-	-	(14,807)	(2.6)
Total operating expenses	(31,819)	(11.1)	(26,331)	(5.1)	(81,856)	(14.5)
Income (loss) from operations	(15,206)	(5.3)	65,971	12.7	(80,038)	(14.2)
Interest expense	(7,719)	(2.7)	(9,065)	(1.7)	(23,458)	(4.1)
Interest income	1,633	0.6	1,162	0.2	2,505	0.4
Changes in fair value of derivatives	8,020	2.8	2,920	0.6	(5,174)	(0.9)
Other income (expense), net	2,100	0.7	(3,687)	(0.7)	(1,900)	(0.3)
(Loss) income before income taxes	(11,172)	(3.9)	57,301	11.1	(108,065)	(19.1)
Tax benefit (expense)	903	0.3	(5,567)	(1.1)	13,772	2.4
Net income (loss)	(10,269)	(3.6)	51,734	10.0	(94,293)	(16.7)
Net income (loss) attributable to China Sunergy Co., Ltd.	(10,269)	(3.6)	51,734	10.0	(94,293)	(16.7)
Net income (loss) attributable to China Sunergy Co., Ltd. ordinary shareholders	(10,269)	(3.6)%	51,734	10.0%	(94,293)	(16.7)%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Our total net revenues increased by $49.1 million, or 9.5%, from $517.2 million in 2010 to $566.3 million in 2011. Our net revenues increased primarily due to the increase in our manufacturing capacity of solar modules after we acquired two module manufactures in the fourth quarter of 2010 and corresponding increase in sales volume of our solar modules.

After we expanded into manufacturing and selling solar modules in the fourth quarter of 2010, substantially all of the solar cells produced by us in 2011 were used for the production of our solar modules. In 2011, we shipped 420.3 MW of solar power products including 6.6 MW solar cells, 2.2 MW solar cells and modules processed under OEM arrangements and 411.5 MW of solar modules, compared to sales of 347.8 MW of solar power products, including 277.2 MW of solar cells sold, 3.4 MW of solar cells and solar modules processed under OEM arrangements and 67.2 MW of solar modules sold in 2010.

As a result of our module business expansion in 2011 and our ongoing efforts in marketing to customers outside China, our revenues from sales in China, as a percentage of our total revenues, decreased from 63.8% in 2010 to 6.7% in 2011. Correspondingly, our sales outside China, with Italy being the largest market, increased both in dollar amounts and as a percentage of our total net revenues.

Cost of Revenues. Our cost of revenues increased by $139.6 million, or 32.9%, from $424.9 million in 2010 to $564.5 million in 2011. Our cost of revenues increased primarily due to the increase in quantity of silicon materials (including solar cells procured for our module productions) and blended non-silicon manufacturing costs as a result of our rapid expansion of our solar module business, partially offset by the decreased prices of silicon materials in 2011 over 2010.

The price of silicon wafers, driven largely by the cost of silicon materials, decreased from $0.88 per watt in 2010 to $0.67 per watt in 2011. However, our non-silicon manufacturing cost per watt for solar cells increased from $0.22 in 2010 to $0.24 in 2011 and we incurred non-silicon manufacturing cost per watt for solar modules of $0.30 in 2011 after we started manufacturing solar modules on a large scale. As a result, silicon materials accounted for approximately 55.4% of our cost of revenue in 2011 compared to 80.0% in 2010. As a percentage of our total net revenues, our cost of revenues increased from 82.2% in 2010 to 99.7% in 2011.

Gross Profit. As a result of the foregoing, our gross profit decreased by $90.5 million from $92.3 million in 2010 to $1.8 million in 2011. Our gross margin decreased from 17.8% in 2010 to 0.3% in 2011, primarily due to the decrease in the average selling price for solar cells and solar modules as a result of the deterioration in market conditions and the increase in non-silicon manufacturing costs as a result of the rapid expansion of our module business.

Operating Expenses. Our operating expenses increased by $55.6 million, or 211.4%, from $26.3 million in 2010 to $81.9 million in 2011. The increase in operating expenses was primarily due to increases in general and administrative expenses and a $14.8 million impairment for goodwill associated with our acquisition of SST and NRE in November 2010. As a percentage of our total net revenues, operating expenses increased from 5.1% in 2010 to 14.5% in 2011.

General and administrative expenses. Our general and administrative expenses increased by $23.7 million, or 135.4%, from $17.5 million in 2010 to $41.2 million in 2011. The increase in our general and administrative expenses was due primarily to, an increase of $12.3 million in bad debt provision primarily resulting from providing extended credit terms to and accruing specific provisions for certain customers, an increase of approximately $1.5 million in bank charges, an increase of $1.7 million in salaries and benefit expenses related to the expansion of our module business, and the settlement payment to REC Wafer.

Selling and marketing expenses. Our selling and marketing expenses increased by $13.6 million, or 247.3%, from $5.5 million in 2010 to $19.1 million in 2011. The increase in our selling and marketing expenses was due primarily to an increase of $3.1 million in logistic fees for export and delivery of our module products , an increase of $2.3 million in the amortization cost of intangible assets regarding customer relationship incurred by the two module manufacturers we acquired, a $2.0 million commission payment for solar module sales, and increased oversea warehousing fees.

Research and development expenses. Research and development expenses increased by $3.4 million, or 103.0%, from $3.3 million in 2010 to $6.7 million in 2011. The increase in research and development expenses was due primarily to an increase of $1.7 million in raw materials used in our research and development activities.

Impairment of Goodwill. The goodwill of $14.8 million arose from the acquisition of SST and NRE in November 2010, consisting largely of the enhanced capabilities of expanding into end user market by the vertical integration. Due to the deterioration in market conditions resulting in decreased average selling prices of our solar power products, which was primarily experience in the fourth quarter of 2011, our stock price severely decreased. As of December 31, 2011, as our market value was significantly lower than our net book assets we recognized an impairment loss of $14.8 million in goodwill in 2011. No impairment of goodwill was recorded in 2009 or 2010.

Interest Expense. Our interest expenses increased by $14.4 million, or 158.2%, from $9.1 million in 2010 to $23.5 million in 2011, primarily due to increase in the total amount of bank borrowings to support our business expansion.

Interest Income. Our interest income increased by $1.3 million, or 108.3%, from $1.2 million in 2010 to $2.5 million in 2011 primarily as a result of higher interest income from our demand deposit as our cash balance increased.

Change in Fair Value of Derivative. In 2011, we incurred a loss on the change in fair value of derivative of $5.2 million, compared to a gain on the change in fair value of derivative of $2.9 million in 2010. Our loss on the change in fair value of derivative in 2011 was due to the change in fair value of foreign currency exchange contracts in the amount of $5.2 million, which was attributable to the appreciation of the Euro against the RMB during the period. Our gain on the change in fair value of derivative in 2010 was due to the change in fair value of foreign currency exchange contracts in the amount of $2.9 million, which was attributable to the depreciation of the Euro against the RMB during the period.

Net Other Income (Expense). In 2011, we recorded net other expenses of $1.9 million, due primarily to a foreign exchange loss of $10.6 million in 2011, which was partially offset by a gain of $7.4 million from the repurchases of the convertible senior notes. In 2010, we recorded net other expenses of $3.7 million, due primarily to foreign exchange loss of $5.1 million as a result of the depreciation of Euros and U.S. Dollars. We did not repurchase any of our outstanding 4.75% convertible senior notes during 2010.

Net (Loss) Income. As a result of the foregoing, we incurred a net loss of $94.3 million in 2011, compared to net income of $51.7 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues. Our total net revenues increased by $232.3 million, or 81.5%, from $284.9 million in 2009 to $517.2 million in 2010. Our net revenues increased primarily due to an increase in the shipment volume of our solar power products, partially due to the recovery of the global economy, and our transitioning from a manufacturer of solar cells to a manufacturer of solar modules, which command higher sales prices. As we expect the majority of our business to be module sales prospectively, we expect the higher per unit sales price to continue.

In 2010, we shipped 347.8 MW of solar power products including 277.2 MW solar cells, 3.4 MW solar cells and modules processed under OEM arrangements and 67.2 MW of solar modules, compared to sales of 194.0 MW of solar power products, including 181.5 MW of solar cells sold, 4.2 MW of solar cells processed under OEM arrangements and 8.3 MW of solar modules sold in 2009. The increase in our sales of solar power products was due primarily to the macroeconomic economic conditions and the increase of our available manufacturing capacity and production output resulted from both the expansion of our solar cell production capacity and the acquisitions of module business.

Cost of Revenues. Our cost of revenues increased by $156.6 million, or 58.4%, from $268.3 million in 2009 to $424.9 million in 2010. The increase was primarily due to the increased volume of our solar power product sales, partially offset by the decreased price of silicon wafers from $0.95 per watt in 2009 to $0.88 per watt in 2010 and our reduced non-silicon cost for solar cells from $0.29 per watt in 2009 to $0.22 per watt in 2010. As a result of the decreased silicon raw material and non-silicon cost, the unit cost of solar cells decreased by approximately 16% in 2010 compared to that in 2009.

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

We also sold polysilicon raw materials to wafer manufacturers and purchase silicon wafers from them under buy-and-sell arrangements in order to maintain the quantity and quality of stable silicon wafer supply. Polysilicon sales in 2010 amounted to $13 million, $1 million of which was contributed to our gross profit, compared to a $17.3 million polysilicon sales in 2009, $1.5 million of which was contributed to our gross profit in 2009.

Operating Expenses. Our operating expenses decreased by $5.5 million, or 17.3%, from $31.8 million in 2009 to $26.3 million in 2010. The decrease in operating expenses was primarily due to decreases in general and administrative expenses. As a percentage of our total net revenues, operating expenses decreased from 11.2% in 2009 to 5.1% in 2010.

General and administrative expenses. Our general and administrative expenses decreased by $7.0 million, or 28.6%, from $24.5 million in 2009 to $17.5 million in 2010. The decrease in our general and administrative expenses was due primarily to our reserve in 2009 for the proposed settlement of the 2007 shareholder class action of $1.1 million and allowance for doubtful accounts receivable of $7.3 million, which was primarily attributable to the doubtful accounts in connection with our sales to a major client of us in 2008 due to the worsening financial condition of this client, partially offset by an increase of $0.6 million in salary and other benefits expenses due to our acquisition of the two module manufacturers in November 2010.

Selling and marketing expenses. Our selling and marketing expenses increased by $2.6 million, or 89.7%, from $2.9 million in 2009 to $5.5 million in 2010. The increase in our selling and marketing expenses was due primarily to a $0.9 million logistic fee for products delivery and the amortization cost of intangible assets of $0.5 million regarding customer relationship incurred by the two module manufacturers we acquired.

Research and development expenses. Research and development expenses decreased by $1.1 million, or 25%, from $4.4 million in 2009 to $3.3 million in 2010. The decrease in research and development expenses was primarily because we conducted more research and development activities and consumed more raw materials in the research and development activities in 2009 than in 2010, partially offset by an increase of $0.1 million in research and development activities and related materials incurred by the two module manufacturers we acquired.

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

Change in Fair Value of Derivative. In 2010, we had a gain on the change in fair value of derivative of $2.9 million, compared to a gain on the change in fair value of derivative of $8.0 million in 2009. Our gain on the change in fair value of derivative in 2010 was due to the change in fair value of foreign currency exchange contracts in the amount of $2.9 million, which was attributable to the depreciation of the Euro against the RMB during the period. The higher gain in fair value of derivative in 2009 was mainly attributable to the termination of the embedded foreign currency derivative instruments in connection with the termination of one of our long term supply contract in September 2009.

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

Net Income (Loss). As a result of the foregoing, we achieved a net income of $51.7 million in 2010, compared to net loss of $10.3 million in 2009.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

We have financed our operations primarily through short-term and long-term borrowings, proceeds from public offering, including our convertible senior notes offering in July 2008, and , to a lesser extent, cash generated from operations. We believe that our current cash, cash equivalents, short-term and long-term borrowings and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash as we expand our businesses. In addition, future acquisitions, investments, market changes or other developments may also require additional financing. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow from banks. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

As of December 31, 2009, 2010 and 2011, we had $123.9 million, $106.5 million and $209.5 million, respectively, in cash and cash equivalents, $55.7 million, $85.0 million, $84.4 million, respectively, in restricted cash and $102.5 million, $169.7 million and $447.7 million, respectively, in outstanding borrowings. Our cash and cash equivalents primarily consist of cash on hand and demand deposits placed with banks.

In July 2008, we completed an offering of $54.5 million aggregate principal amount of 4.75% convertible senior notes. The notes are convertible at any time prior to the close of business on the third business day immediately preceding the maturity date, unless previously redeemed, at the option of the holders into our ADSs at a conversion price of $12.30 per ADS (approximately $36.90 per ADS if retroactively adjusted to reflect the ADS to ordinary share ratio change), subject to certain adjustments. In connection with the convertible senior notes offering, we also offered 4,431,000 ADSs (approximately 1,477,000 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change) in an ADS borrow facility. In June 2009, we conducted open market repurchases of $4.0 million aggregate principal amount of our 4.75% convertible senior notes issued in July 2008 for a total cash consideration of $1.8 million. We did not repurchase any of our outstanding convertible senior notes during 2010. In September 2011, we conducted open market repurchase of $16.5 million aggregate principal amount of the convertible senior notes for a total cash consideration of $9.1 million. As a result, we had $27.5 million in principal amount of 4.75% convertible senior notes outstanding as of December 31, 2011.

We had short-term borrowings of $102.5 million, $139.5 million and $286.9 million as of December 31, 2009, 2010 and 2011. Our short-term borrowings outstanding as of December 31, 2009, 2010 and 2011 bore an annual average interest rate of 5.62%, 5.33% and 6.65%, respectively. The funds borrowed under the above short-term arrangements have no covenants or restrictions, and are repayable within one year. As of December 31, 2009, 2010 and 2011, we had current portion of long-term borrowings of nil, nil and $35.3 million. As of December 31, 2009, 2010 and 2011, we had long-term borrowings of nil, $30.2 million and 125.4 million of long-term borrowings and bore an annual average interest rate of nil, 3.51% and 5.55%, respectively. Our long-term borrowings represent our borrowings from the Import and Export Bank of China and China development bank, with a term of two to six years, which will expire between 2013 and 2017. Certain of these long-term borrowings contain restrictive covenants, as of December 31, 2011, we were in compliance with these covenants. The increase in our short-term and long-term borrowing in 2011 was for the purpose of our purchases of property, plant and equipment mainly in connection with the expansion of solar cell and solar module manufacturing lines, investment in a new research and development center in Nanjing, China and to fund additional working capital associated with longer credit terms and cash collection cycles as a result of our expansion into module sales.

We had short-term credit facility of $89.3 million, $371.7 million and $827.3 million with various banks, of which $1.3 million, $177.0 million and $311.7 million had been drawn down and $88.0 million, $194.7 million and $515.6 million were available to use, as of December 31, 2009, 2010 and 2011, respectively. Our short-term credit facilities are renewable annually based on mutual agreement between the parties. Separately, we had a six-year credit facility of $60.9 million with China Development Bank to facilitate our cell capacity expansion project, of which $49.8 million had been drawn down and $11.1 million was available as of December 31, 2011.

We have historically been able to repay our borrowings as they became due mostly from cash from operations and proceeds from short-term and long-term borrowings. As we continue to ramp up our current and planned operations in order to complete our expansion strategies, we also expect to generate cash from our expanded operations to repay a portion of our borrowings. See Item 3, “Key Information—Risk Factors—Risks Related to Our Company and Our Industry—We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.”

As of December 31, 2011, approximately $76.7 million of the short-term bank borrowings have been guaranteed by Mr. Tingxiu Lu, our chairman, CEEG and Jiangsu CEEG Electrical Equipment Manufacturing Co., Ltd., both companies controlled by Mr. Lu. Approximately $31.7 million of the short-term bank borrowings have been guaranteed by Bank of Nanjing and CEEG. Approximately $20.6 million of the short-term bank borrowings have been guaranteed by CEEG and Jiangsu Xinde Asset Management Co., Ltd, a company controlled by Mr. Lu. Approximately $9.3 million short-term borrowing has been guaranteed by Jiangsu Xinde Asset Management Co., Ltd. Approximately $3.6 million and $11.1 million of the short-term bank borrowings have been secured by the mortgage of our land use right and machinery and the pledge of our fixed deposit, respectively. As of December 31, 2011, approximately $39.7 million of the long-term bank borrowings have been guaranteed by Bank of Nanjing and CEEG. Approximately $46.2 million and 9.5 million of the long-term bank borrowings have been secured by the mortgage of our land use right and machinery and the mortgage of our construction in progress, respectively. In an agreement between Sunergy Nanjing and CEEG dated December 18, 2006, CEEG had undertaken to guarantee the bank borrowings of Sunergy Nanjing for up to RMB1 billion, subject to adjustment in the event of the material change in CEEG’s credit or operations, for one year after our initial public offering. In May 2008 and April 2010, Sunergy Nanjing and CEEG signed agreements to further extend the term of the above agreement to May 16, 2010 and further to May 31, 2011. Thereafter, Sunergy Nanjing and CEEG further undertook to guarantee the bank borrowings of Sunergy Nanjing for up to RMB2.5 billion (approximately $397.2 million) and extended the term of this agreement to December 31, 2015.

Historically, we have significant working capital commitments because suppliers of silicon wafers and other silicon-based raw materials require us to make prepayments in advance of shipment. Our prepayments to suppliers were recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as long-term prepayments, which was included in the line item “other long-term assets” in our consolidated balance sheet, if they represented the portion expected to be utilized after 12 months. Due to the industry-wide shortage of silicon raw materials in previous years, working capital and access to financing for the purchase of silicon raw materials were critical to growing our business. Our advances to suppliers increased significantly from $0.2 million as of December 31, 2009 to $8.5 million as of December 31, 2010 as we increase the prepayment in some of our contracts in order to maintain our relationship and preferential price with qualified suppliers. In 2011, our advances to suppliers decreased to 5.4 million due to utilization of prepayments previously made, and we had long-term prepayment of $4.9 million, compared to nil as of December 31, 2010, due to the requirements stipulated in our long-term wafer supply contracts and in order to secure adequate wafer supplies for our expanded manufacturing capacity. Depending on the supply and demand situation, going forward, our purchases of silicon raw materials may continue to require us to make certain working capital commitments from time to time as we expand our production.

Inventories, one of the principal components of our current assets, decreased from $72.3 million as of December 31, 2010 to $44.0 million as of December 31, 2011 primarily due to the decrease in the price of silicon materials in 2011. In 2012, we plan to manage optimal levels of inventory in order to preserve cash, manage our debt levels and meet our working capital requirement.

We generally require customers to make prepayment before delivery. However, depending on their credit history with us, we historically granted our large customers credit terms of 30 to 60 days before 2011, and as a result of the change in business from the sale of solar cells to module sales, we granted our large customers credit terms of 60 to 90 days since 2011. Our accounts receivable increased significantly from $65.6 million as of December 31, 2010 to $152.3 million as of December 31, 2011. The increase in our accounts receivable was primarily due to the significant increase in the sales of solar modules, which generally requires provision of credit terms. For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them and their credit-worthiness. A significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers, which exposed us to additional and more concentrated credit risk. As of December 31, 2009, 2010 and 2011, outstanding accounts receivable balances from customers representing 10% or more of total gross accounts receivables accounted for approximately 51%, 34% and 23%, respectively, of our total outstanding accounts receivable. The failure of any of these or other customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

We operated with significant loss and negative operating cash flow for the year ended December 31, 2011. As of December 31, 2011, our accumulated deficit was $81.0 million and our net current assets were $62.8 million. See item 3 “Key Information—Risk Factors—Risks Related to Our Company and Our Industry—We have a limited operating history and we have incurred losses in certain prior periods and may incur losses in the future.” and “—We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.” However, we believes we will be able to renew a substantial portion of our bank borrowings and bank credit facilities as they fall due. Since the second half of 2011, we have implemented our business strategy of cost reduction through research and development efforts and economies of scale. We believe that our current levels of cash balances, and if any, cash from operations, will be sufficient to meet our anticipated cash needs to fund our operations for at least the next 12 months.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Net cash generated from (used in) operating activities	$28,965	$30,752	$(112,912)
Net cash used in investing activities	(3,140)	(51,818)	(60,096)
Net cash provided by (used in) financing activities	2,978	(4,625)	260,935
Net increase (decrease) in cash and cash equivalents	29,055	(17,387)	103,011
Cash and cash equivalents at the beginning of the year	94,800	123,855	106,468

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Cash and cash equivalents at the end of the year	$123,855	$106,468	$209,479

Operating Activities

Net cash used in operating activities amounted to $112.9 million in 2011. Net cash used in operating activities in 2011 was mainly attributable to the following factors: (i) an increase in our accounts receivables of $99.4 million, primarily due to our granting extended credit terms for sales to our large customers of solar modules, (ii) an increase in our prepaid expenses, other current assets and VAT tax receivable of $23.7 million primarily due to the increased refund of VAT paid or borne corresponding to increased overseas sales, partially offset by an increase in amounts due to related parties of $47.0 million as a result of increased purchase from related parties of silicon raw materials used corresponding to our increased production output, and a decrease in inventories of $28.3 million as a result of decreased price of silicon materials.

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

Investing Activities

Net cash used in investing activities in 2011 was $60.1 million, as compared to $51.8 million and $3.1 million in 2010 and 2009, respectively. Net cash used in investing activities in 2011 was primarily attributable to our purchases of property, plant and equipment in the amount of $60.7 million in connection with the expansion of our solar cell and solar module manufacturing capacity and investment in a new research and development center in Nanjing, China, partly offset by a decrease in restricted cash of $0.6 million in connection with the release of certain bank guarantees. Net cash used in investing activities in 2010 was $51.8 million, primarily attributable to our acquisition of SST and NRE in the aggregate amount of $46.0 million, our purchase of property, plant and equipment in the amount of $14.6 million in connection with the expansion of our solar cell manufacturing lines, partly offset by cash of $16.0 million assumed upon the acquisition of SST and NRE. Net cash used in investing activities in 2009 was primarily attributable to our purchases of property, plant and equipment in the amount of $9.9 million, partly offset by a decrease in restricted cash of $6.7 million in connection with the release of certain promissory note facilities.

Financing Activities

Net cash provided by financing activities was $260.9 million in 2011, primarily attributable to proceeds of $587.8 million from short-term borrowings and proceeds of $204.8 million from our long-term bank borrowings, offset by repayment of short-term bank borrowings of $522.6 million. The increase in our short term and long term borrowings in 2011 was for the purpose of our purchases of property, plant and equipment in connection with the expansion of our solar cell and solar module manufacturing lines and investment in a new research and development center in Nanjing, China. Net cash used in financing activities was $4.6 million in 2010, primarily due to our repayment of short-term bank borrowings in the amount of $168.4 million, partly offset by proceeds from short-term bank borrowings in the amount of $133.6 million and long-term bank borrowings in the amount of $30.2 million. The increase in our short term and long term borrowings in 2010 was for the purpose of our acquisition of the two module manufactures in November 2010, purchase of property, plant and equipment in connection with the expansion of our solar cell manufacturing capacities and to fund additional working capital in anticipation of longer credit terms and cash collection cycles as a result of our switch to solar module business. Net cash provided by financing activities was $3.0 million in 2009, primarily attributable to proceeds from short-term borrowings in the amount of $131.0 million for the purpose of our purchases of property, plant and equipment, partly offset by repayment of bank borrowing in the amount of $125.9 million.

Capital Expenditures

We incurred capital expenditures of $9.9 million, $60.7 million and $60.7 million in 2009, 2010 and 2011, respectively. Our capital expenditures have been used primarily in investment in our research and development center, expansion of our solar cell manufacturing lines and increase of our module manufacturing capacities. We estimate that our capital expenditures in 2012 will be approximately $80.0 million, which will be used primarily to upgrade our existing solar product manufacturing lines and expand our solar product manufacturing facilities and develop our Yangzhou manufacturing center. We intend to fund part of the capital expenditures for these plans with additional borrowings from third parties, including banks, and if any, cash from operations.

C.	Research and Development

Our senior management team heads our research and development efforts and sets strategic directions for the advancement of our products and manufacturing processes. Dr. Jianhua Zhao, our vice chairman and chief technology officer, and Dr. Aihua Wang, our vice president are all experienced solar power researchers. Under their guidance, our research and development plans include the following areas:

•	Development of the manufacturing process for new solar cell structures. We focus our research and development efforts on the process technology of new type of solar cells. Based on Dr. Zhao and Dr. Wang’s previous experience working with high efficiency solar cells, including developing what were the most efficient crystalline silicon solar cells in the world, we have successfully conducted research and a large number of experiments on solving the technical problems associated with manufacturing new types of solar cells. Focusing on improving cell conversion efficiency and enhancing manufacturing yields, we expect to deliver higher-efficiency products at a lower cost such as QSAR™ solar cell.

•	Increase our solar cell manufacturing efficiency and reduce the manufacturing costs. In 2011, our research team has made a concerted effort to improve the performance of our standard HP solar cells. We also made efforts in continuously optimizing the processing parameters and conditions for each manufacturing step to streamline our manufacturing process and reduce the manufacturing costs. We are also working collaboratively with metallic paste manufacturers to reduce the paste used for our manufacturing without affecting solar cell performance. Hence, our wafer-cell non-silicon costs has been reduced to a low level of $0.20 per watt as of December 31, 2011.

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

In addition, several government authorities in China, including, Nanjing Bureau of Finance and Nanjing Science and Technology Committee, have provided us or committed to provide us with grants for our research in solar power technologies. Jiangsu Science and Technology Department also recognized our research and development capability by establishing the photovoltaic engineering technology research center in our company, which has passed the acceptance of Jiangsu Science and Technology Department in August 2009. We have invited solar power experts from external research institutes to form the expert commission for such research center.

Our gross expenditures on research and development were $4.4 million, $3.3 million and $6.7 million in 2009, 2010 and 2011, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2011 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	2,288	1,050	1,064	57	117
Purchase obligations(1)	1,365,149	249,067	539,974	576,108	—
Convertible senior notes(2)	29,405	1,306	28,099	—	—
Long-term borrowings(3)	160,768	35,329	88,469	27,840	9,130
Total	1,557,610	286,752	657,606	604,005	9,247

(1)	Includes commitments to purchase production equipment in the amount of $51.1 million and commitments to purchase raw materials in the amount of $1,314.0 million calculated at prevailing market price as of December 31, 2011. Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2011. This table does not reflect our short-term debt obligations, which as of December 31, 2011 totaled $286.9 million.

(2)	Assumes redemption of $27.5 million aggregate principal amount of 4.75% convertible senior notes due June 2013. Assumes none of the convertible senior notes have been converted into ordinary shares. This figure also includes interest payable until June 15, 2013.

(3)	Long-term borrowings have an annual interest rate of 5.55%. This figure includes the interest payable amount in connection with such long-term borrowings.

G.	Safe Harbor

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

Item 6.                Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position
Tingxiu Lu	50	Chairman
Stephen Zhifang Cai	50	Director and Chief Executive Officer
Yongfei Chen	36	Chief Financial Officer
Jianhua Zhao	56	Chief Technology Officer
Shiliang Guo	48	Director
Merry Tang	52	Independent Director
Xiaoqian Zhou	71	Independent Director
Jian Li	58	Independent Director
Steve Morgan	61	Independent Director
Wenze Wang	70	Independent Director
Aihua Wang	58	Vice President and General Manager of Research and Development Division

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

Mr. Stephen Zhifang Cai has been our chief executive officer since March 2010 and our director since April 2010. Mr. Cai has served as a director of CEEG since March 2008, and served as vice president of CEEG and chief executive officer of CEEG PV Business from March 2008 to March 2010. From 2007 to 2010, he also served as the chairman of SST, an entity formerly controlled by our chairman that we acquired in November 2010. Mr. Cai has also served as a director of Shanghai X-fort Composite Material Co., Ltd., a China based composite material manufacturer, since 2008. From 1992 to 2006, Mr. Cai served in several management roles within DuPont China Group Co., Ltd., including general manager of the safety and protection business of Asia-Pacific area (east Asia region), leader of DuPont China’s Aramid fiber project and general manager of advanced fiber business for Greater China. Mr. Cai received a bachelor’s degree in Chemical Fiber from the East China Institute of Textile Science and Technology in 1982. He also received an MBA from Fudan University in 2002.

Mr. Yongfei Chen has been our chief financial officer since January 12, 2012. He was our acting chief financial officer since November 2010. From 2003 to 2010, Mr. Chen worked in CEEG with his last role as the general manager of the finance department. Prior to that, he was an accountant at Yangzhong Sub-branch of China Construction Bank from 1997 to 2002. Mr. Chen graduated from Yanshan University with a major in industrial management engineering in 1997. He is currently a PRC Certified Public Accountant.

Dr. Jianhua Zhao is chief technology officer of our company and has been with our company since 2004. From 2002 to June 2006, he was an associate professor of the Centre of Excellence for Advanced Silicon Photovoltaics and Photonics, formerly known as the Photovoltaics Special Research Centre, at the University of New South Wales in Australia, and also served as its deputy director from 1999 to June 2006. At the Photovoltaics Special Research Centre, he was a senior lecturer (senior research fellow) from 1991 to 2001. Dr. Zhao is a senior member of IEEE Electron Device Society, a member of Australia and New Zealand Solar Energy Society and a member of Chinese Renewable Energy Society. Dr. Zhao graduated from Nanjing Institute of Technology in 1978 and received his master’s degree from the same university in 1982, and received a Ph.D. degree in electrical engineering from the University of New South Wales in Australia in 1989. Dr. Zhao started solar research in 1979 and has published 65 papers in scientific journals, including one published in Nature magazine, 111 papers in international scientific conferences, and 32 research reports. Dr. Zhao is the husband of Dr. Aihua Wang.

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

Mr. Xiaoqian Zhou has been an independent director of our company since May 2007. Mr. Zhou is an independent director of Tebian Electric Appliance Stock Co., Ltd. He is a vice director of Chinese Energy Research Society and honorary chairman of the Chinese Society for the Development of Power. Mr. Zhou has over 40 years of experience in the power industry in China. He was a consultant to the State Grid Corporation of China from 2001 to 2004, and was an assistant general manager of the same company from 1998 to 2001. From 1996 to 1999, Mr. Zhou was the general manager of China Grid Construction Co., Ltd. Mr. Zhou graduated from Zhejiang University with a major in thermal power equipment in 1964.

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

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2011, the aggregate cash compensation that we paid to our executive officers was RMB7.3 million (approximately $1.2 million). There are no service contracts between us and our directors, except for those directors who are also our executive officers. For the year ended December 31, 2011, we paid an aggregate of RMB0.1 million (approximately $18,825) for pension and other social insurance contribution for our senior executive officers. For option grants to our officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

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

Share Incentive Plan

In October 2006, our board of directors adopted a share incentive plan, or the First Plan, later amended in April 2007 and May 2009, respectively, to link the personal interests of our board members, employees and consultants to those of our shareholders by providing them with an incentive to generate superior returns for our shareholders, as well as to provide us with the flexibility to motivate, attract and retain the services of these individuals upon whose judgment, interest and special effort the successful conduct of our operations is dependent. The First Plan provides for the grant of options, referred to as “awards,” and we have reserved 2,500,000 shares for issuance under the First Plan. We adopted a second share incentive plan, or the Second Plan, after obtaining the approval by shareholders in February 2008. We have reserved 4,190,748 shares for issuance under the Second Plan. As of December 31, 2011, our board of directors has granted certain of our officers, employees and consultants an aggregate of 1,048,324 options and 2,996,896 restricted shares, excluding options and restricted shares forfeited pursuant to the above plans.

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

The following paragraphs briefly describe the principal features of the various awards that may be granted under the Second Plan.

•	Options. Options provide for the right to purchase our ordinary shares at a price and period determined by our compensation committee in one or more installments after the grant date.

•	Restricted Shares. A restricted share award is the grant of our ordinary shares determined by our compensation committee. A restricted share is nontransferable, unless otherwise determined by our compensation committee at the time of award, and may be repurchased by us upon termination of employment or service during a restricted period. Our compensation committee shall also determine in the award agreement whether the participant will be entitled to vote the restricted shares or receive dividends on such shares.

•	Restricted Share Units. Restricted share units represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture of such right. If the restricted share unit has not been forfeited, then on the date specified in the award agreement, we shall deliver to the holder unrestricted ordinary shares which will be freely transferable.

•	Termination of Plan. Unless terminated earlier, our First Plan and Second Plan will expire in 2016 and 2018, respectively. Our board of directors has the authority to amend or terminate our share incentive plans subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may impair the rights of any recipient of the awards unless agreed by the recipient and the share incentive plan administrator.

The following table summarizes, as of December 31, 2011, the outstanding options granted under our plans to several of our directors and executive officers and to other individuals. We have two types of vesting schedules for options. A substantial portion of options vest over a four-year period beginning in October 2006, April 2007, January 2008, February 2008, June 2008 or January 2009. Other options vest on the first anniversary of the grant date. All restricted shares granted under our plans have either been vested or forfeited. These restricted shares vested over a three year period beginning July 2007.

Name	Ordinary Shares Underlying Options Granted	Restricted Shares	Exercise Price	Grant Date	Date of Expiration
Xiaoqian Zhou	100,800		$1.283	April 2007	April 2017

Other individuals as a group	475,942		$1.283	October 2006, April 2007, January 2008 or January 2009	October 2016, April 2017, January 2018 or January 2019

	100,002		$0.70	January 2009	January 2014

C.	Board Practices

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

We had 1,848 and 3,599 employees as of December 31, 2009 and 2010, respectively. As of December 31, 2011, we had 1,627 full-time employees, consisting of 953 in manufacturing, 198 in equipment maintenance, 95 in quality assurance, 27 in purchasing, 93 in research and development, 82 in sales and marketing and 179 in general and administrative. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

E.	Share Ownership

The following table sets forth information, some of which has been obtained from public filings, with respect to the beneficial ownership of our ordinary shares as of March 31, 2012, by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers:
Tingxiu Lu (3)	74,403,234	27.8
Jianhua Zhao (4)	15,900,000	5.9
Aihua Wang (4)	15,900,000	5.9
Xiaoqian Zhou (5)	*	*
All Directors and Executive Officers as a Group	90,404,034	33.8

Principal Shareholders:
Elite Shine Group Limited (6)	74,403,234	27.8
Credit Suisse AG (7)	34,234,200	12.8
Exuberance Investment Limited (8)	32,678,274	12.2
Brightest Power Holdings Limited (9)	15,900,000	5.9
PraxCapital Fund II, L.P (10)	16,043,934	6.0

*Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 267,287,253, being the number of ordinary shares outstanding as of March 31, 2012 plus the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2012.

(3)	Includes 39,184,200 ordinary shares ,beneficially owned by Elite Shine Group Limited, a British Virgin Islands company, which is 100% owned by Mr. Lu. The business address for Mr. Lu is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China. Elite Shine Group Limited has entered into certain share pledge agreement in September 2009 with a Chinese bank. Pursuant to the share pledge agreement, 9,184,200 of our ordinary shares beneficially owned by Elite Shine Group Limited, or the Pledged Shares, were pledged to such Chinese bank to secure a syndicated loan arranged by it to a company controlled by Mr. Lu. The share pledge agreement does not grant the Chinese bank the power to vote or to direct the vote of the Pledged Shares, or, prior to default, the power to dispose or to direct disposition of the Pledged Shares.

(4)	Includes 15,900,000 ordinary shares, beneficially owned by Brightest Power Holdings Limited, a British Virgin Islands company, which is 100% owned by Dr. Zhao and Dr. Wang. Dr. Zhao and Dr. Wang are husband and wife, and their business address is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.

(5)	Represents ordinary shares issued and issuable upon exercise of options held by Mr. Zhou. Mr. Zhou’s address is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.

(6)	Elite Shine Group Limited is 100% owned by Mr. Lu. The address of Elite Shine Group Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(7)	Based on a Schedule 13G Amendment No. 3 filed by Credit Suisse AG on February 13, 2012, this represents the shares that may be deemed to be beneficially owned by Credit Suisse AG and includes 32,678,274 shares that China Harvest Fund, L.P. beneficially owns because of Credit Suisse AG’s relationship to China Harvest Fund, L.P.. Credit Suisse AG disclaims beneficial ownership of these 32,678,274 shares. The ultimate parent company of Credit Suisse AG is Credit Suisse Group AG, a corporation formed under the laws of Switzerland. Credit Suisse Group AG disclaims beneficial ownership of shares beneficially owned by its direct or indirect subsidiaries, including Credit Suisse AG. Credit Suisse AG’s business address is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. See footnote 8 for additional discussion of these shares.

(8)	Based on a Schedule 13G filed by Exuberance Investment Limited on February 14, 2008, this represents 32,678,274 ordinary shares held by Exuberance Investment Limited, a British Virgin Islands company, with the registered address at P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. Exuberance Investment Limited is 97.83% owned by China Harvest Fund, L.P., a Cayman Islands exempted limited partnership, and 2.17% owned by China Harvest Parallel Fund I, L.P., a Cayman Islands exempted limited partnership, each with the registered address at the offices of M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The general partner of China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is China Renaissance Capital Investment, L.P., a Cayman Islands exempted limited partnership. Voting and investment power of shares beneficially held by China Harvest Fund, L.P. is exercised by the investment committee of China Renaissance Capital Investment, L.P. which consists of Mark Qiu, Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi. The address for these committee members is c/o China Renaissance Capital Investment, L.P., M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(9)	Brightest Power Holdings Limited is 100% owned by Dr. Zhao and Dr. Wang. The address of Brightest Power Holdings Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(10)	Based on a Schedule 13G Amendment No. 1 filed by PraxCapital Fund II, L.P. on February 13, 2009, this represents 16,043,934 ordinary shares held by PraxCapital Fund II, L.P., a Cayman Islands limited partnership, with the registered address at P.O. Box 309GT, Ugland House, South Church St., George Town, Grand Cayman. The general partner of PraxCapital Fund II, L.P. is Prax Capital GP II, a Cayman Islands company. Prax Capital GP II is controlled by its board of directors, consisting of Jose Luis Artiga, Fernando R. Vila, Jeff Jie-Ping Yao and Lei Xu. The address of Jose Luis Artiga is Chalet Augusta No. 2, 3963 Crains-Sur-Sierre, Switzerland. The address of Fernando R. Vila is 1001 Brickell Bay Drive, Suite 2402, Miami, Florida, 33131. The address of each of Jeff Jie-Ping Yao and Xu Lei is 333 Huai Hai Middle Road, Suite 1701, Shanghai, People’s Republic of China, 200021.

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

Transactions with Certain Directors, Shareholders and Affiliates

In August 2006, Sunergy Nanjing entered into an agreement to lease warehouse premises of 3,574 square meters from CEEG (Nanjing) Special Transformer Co., Ltd., or CST, an entity controlled by our chairman, for a term until September 2011, and has renewed such agreement for a term from October 2011 to September 2014. The renewed tenancy agreement provides for annual rental payments of RMB514,621 (approximately $81,765).

In November 2010, NRE entered into an agreement to lease manufacturing site area, warehouse premises and ancillary premises of approximately 27,500 square meters from CST for a term until April 2011. The tenancy agreement provides for annual rental payments of RMB4.0 million (approximately $0.6 million). In March 2011, NRE entered into agreements with CST to purchase manufacturing site and ancillary premises of approximately 25,000 square meters, which is among the total of 27,500 square meters that we previously leased under the lease agreement described above, for a consideration of RMB50.2 million (approximately $8.0 million). Since then, NRE renewed the tenancy agreement to lease from CST the remained warehouse premises that we previously leased under the lease agreement described above for a term from May 2011 to April 2014. The renewed tenancy agreement provides for annual rental payments of RMB422,151 (approximately $67,073).

In 2010, we paid approximately $5.6 million to CST for NRE’s purchase of a parcel of land of approximately 77,565 square meters in Nanjing. As of December 31, 2011, we had payment balance due from CST of approximately $5.6 million.

In 2011, we sold solar modules to CEEG Nanjing International Trade Co., Ltd., an entity controlled by our chairman, in the amount of approximately $4,682. As of December 31, 2011, we had a trade-related balance of nil with CEEG Nanjing International Trade Co., Ltd.

In 2011, we sold solar power products to CEEG (Nanjing) Solar Research Institute, an entity controlled by our chairman, in the amount of $10.1 million. In December 2009, we entered into an agreement with CEEG (Nanjing) Solar Research Institute, pursuant to which CEEG (Nanjing) Solar Research Institute will supply certain equipment and provide technology services to us at a consideration of RMB33.0 million (approximately $5.2 million) in connection with the building of an integrated photovoltaic system to be installed in our Nanjing facilities. We purchased equipment and technology services in the amount of approximately $0.8 million from CEEG (Nanjing) Solar Research Institute under this agreement in 2011. As of December 31, 2011, we had a balance of nil with CEEG (Nanjing) Solar Research Institute.

In 2011, we purchased wafers from CEEG (Nanjing) Semiconductor Co., Ltd., an entity controlled by our chairman, in the amount of $73.4 million. We also entered in to a three-year wafer purchase contract with CEEG (Nanjing) Semiconductor Co., Ltd., according to which we will purchase three million pieces of silicon wafers per month from CEEG (Nanjing) Semiconductor Co., Ltd. In 2011, we also sold solar cells and silicon raw materials to CEEG (Nanjing) Semiconductor Co., Ltd. in the amount of $15,609. As of December 31, 2011, we had a payable balance of approximately $31.9 million to CEEG (Nanjing) Semiconductor Co., Ltd., which related to our purchase of silicon raw materials.

In 2011, we sold solar modules to CEEG (Hong Kong) Co., Limited, an entity controlled by our chairman, in the amount of $36,250. As of December 31, 2011, we had a payable balance of approximately $5,619 to CEEG (Hong Kong) Co., Limited, which related to the prepayment paid by CEEG (Hong Kong) Co., Limited for its purchase of solar modules.

In 2011, we purchased non-silicon raw materials from CEEG (Jiangsu) Insulative New Materials Co., Ltd., an entity controlled by our chairman, in the amount of $21,670. As of December 31, 2011, we had a payable balance of $11,640 to (Jiangsu) Insulative New Materials Co., Ltd., which related to our purchase of non-silicon raw materials.

In June 2011, CEEG and Sunergy Nanjing entered into a certain loan agreement under which CEEG borrowed a loan of RMB500.0 million (approximately $79.4 million) with a term of three years from June 27, 2011 to June 28, 2014, with an interest rate comparable to a bank loan over the same period. Such loan was made for the purpose of funding the co-investment by Sunergy Nanjing and China Sunergy (Hong Kong) Co., Limited. in the 1 GW solar cells expansion project in Yangzhou, Jiangsu Province, China. As of December 31, 2011, we have fully repaid such loans.

CEEG and Sunergy Nanjing entered into an agreement on May 16, 2008 under which CEEG agreed to guarantee free of charge bank borrowings by Sunergy Nanjing of up to RMB1 billion (approximately $158.9 million). This agreement has an initial term of two years from May 17, 2008 to May 16, 2010, and we renewed this agreement in April 2010 to extend the term to May 31, 2011. We and CEEG further undertook to guarantee the bank borrowings for up to RMB2.5 billion (approximately $397.2 million) and extended the term of this agreement to December 31, 2015.

In May 2011, Jiangsu Xinde Asset Management Co., Ltd. entered into a guarantee agreement with Bank of Communications to guarantee our bank borrowings from May 2011 to May 2012 for up to RMB156.0 million (approximately $24.8 million), and another guarantee agreement with Bank of Communications to guarantee our bank borrowings from May 2011 to May 2012 for up to RMB240.0 million (approximately $38.1 million). In January 2011, Jiangsu Xinde Asset Management Co., Ltd. entered into a guarantee agreement with Evergrowing Bank to guarantee our bank borrowings from January 2011 to January 2012 for up to RMB90.0 million (approximately $14.3 million). In February 2012, Jiangsu Xinde Asset Management Co., Ltd. entered into a guarantee agreement with Evergrowing Bank to guarantee our bank borrowings from February 2012 to February 2013 for up to RMB110.0 million (approximately $17.5 million).

As of December 31, 2011, approximately $76.7 million of our short-term bank borrowings have been guaranteed by Mr. Tingxiu Lu, our chairman, CEEG, an entity controlled by our chairman, and Jiangsu CEEG Electrical Equipment Manufacturing Co., Ltd., an entity controlled by our chairman. Approximately $31.7 million of our short-term bank borrowings have been guaranteed by Bank of Nanjing and CEEG. Approximately $20.6 million of the short-term bank borrowings have been guaranteed by CEEG and Jiangsu Xinde Asset Management Co., Ltd, an entity controlled by our chairman. Approximately $9.3 million short-term borrowing has been guaranteed by Jiangsu Xinde Asset Management Co., Ltd. As of December 31, 2011, approximately $39.7 million of the long-term bank borrowings have been guaranteed by Bank of Nanjing and CEEG.

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

Several of our directors and officers, along with the investment banks that underwrote our initial public offering, are also named defendants in the cases. On January 26, 2009, the defendants filed a motion to dismiss the consolidated amended complaint. Briefing on the motion was completed on May 1, 2009. Defendants’ motion remained outstanding when, on July 14, 2009, the parties reached an agreement in principle to settle the dispute in its entirety.  On May 12, 2011, the Court held a final hearing and issued a final judgment for each of the three filed cases, dismissing each case with prejudice and approving the settlement and plan of allocation. On May 13, 2011, the Court issued its final order and the case was closed. All payments of US$1.1 million pursuant to the settlement have been made by our insurers.

In September 2009, we filed a petition with the Salten District Court seeking injunction with regard to a $50 million bank guarantee, which is a security for our payment obligation under a long term supply contract entered into between REC SiTech AS and us in June 2008. The contract stipulates that REC SiTech AS will supply us monocrystalline 156-millimeter wafers for a seven year period between 2009 and 2015. Without obtaining our written consent as the contract requires, REC SiTech AS merged into REC Wafer upon its dissolution on January 1, 2009. Subsequently, the bank guarantee was not renewed. REC Wafer claimed that the non-renewal of the bank guarantee was a breach of contract which according to the supply contract is the basis for the drawdown of the bank guarantee, and it sought to draw on the bank guarantee.After a Norwegian Supreme Court ruling on this case in 2010 the injunction was granted and REC Wafer was prohibited from drawing on the bank guarantee. Separately we filed a lawsuit against REC Wafer with the People’s High Court of Jiangsu Province, China. The Court in China has issued an injunction to the related banks to forbid these banks from making payments related to the bank guarantee. In April 2010, the People’s High Court of Jiangsu Province rejected REC Wafer’s dissent of jurisdiction after an oral hearing. In the ruling made by the Supreme Court of the People’s Republic of China on November 5, 2010, the Court denied the appeal filed by REC Wafer and made the final and binding decision that the Jiangsu Higher Court shall have Jurisdiction over the case.

The injunction in Norway was followed by a writ of Certiorari where we claimed that REC Wafer was not, and had not been, a party to the contract entered into between REC SiTech AS and us in 2008. In June 2011 the Hålogaland Court of Appeal in Norway ruled in favor of us. The ruling from the Court of Appeal was consistent with the Norwegian Supreme Court ruling in 2010. Thereafter, REC decided to appeal the last ruling to the Supreme Court of Norway.

On October 17, 2011, we entered into a settlement agreement with REC Wafer to settle all disputes between REC Wafer and us. On October 28, 2011, we made a settlement payment to REC Wafer. The settlement amount has very limited impact on our profitability. Simultaneously REC Wafer released the US$50 million bank guarantees related to the contract between REC SiTech AS and us in 2008.

On March 20, 2012, DOC’s preliminary countervailing duty determination was issued with an average countervailing duty rate of 3.61% assigned to China Sunergy solar cells produced in China that are imported, including as part of modules or panels, into the United States. The DOC also preliminarily determined that the countervailing and anti-dumping duty investigations apply only to solar cells made in China, as well as panels and modules, regardless of where manufactured, incorporating such cells. The investigations would not apply to panels or modules made in China from solar cells manufactured in a third country. We were not selected as a mandatory respondent to the anti-dumping investigation and participated in this case as a separate rate respondent. The DOC preliminary anti-dumping determination is due in May of 2012. The DOC determinations trigger deposit requirements at the preliminary rates on imports into the United States. Substantial import deposit requirements resulting from the preliminary or final determinations would impose a retroactive requirement to make deposits, which could be substantial, as to our affiliated U.S. import operations and increase our cost of selling into the United States and thus could adversely impact our export sales to the United States, which is one of our growing markets.

On December 12, 2011, SolarMax filed a complaint in the Superior Court of the State of California County of Los Angeles against us and our subsidiaries.  The complaint alleged a breach of contract and intentional misrepresentation in connection with solar modules purchased by SolarMax from us and sought compensatory and actual damages in excess of US$20 million, punitive damages and attorneys’ fees and costs.  China Sunergy (US) Clean Tech Inc. was served with a summons and complaint in January 2012. In February 2012, we filed a motion to compel arbitration through the China International Economic and Trade Arbitration Commission as required by the contract terms. On March 28, 2012, the parties entered into an agreement whereby plaintiff would voluntarily dismiss the complaint without prejudice in exchange for a mutual waiver of attorney fees and costs. On April 4, 2012, the request for dismissal was entered and the case has now been dismissed.

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

Our ADSs have been listed on the Nasdaq Global Market since May 17, 2007. Our ADSs currently trade on the Nasdaq Global Select Market under the symbol “CSUN.” Prior to December 21, 2011, one ADS represented six ordinary shares. On December 21, 2011, we effected a change of the ADS to ordinary share ratio from one ADS representing six ordinary shares to one ADS representing 18 ordinary shares. The ratio change has the same effect as a one-for-three ADS consolidation.

The following table provides the high and low closing prices for our ADSs on the Nasdaq Global Select Market for (1) the years of 2007, 2008, 2009 and 2010, (2) each of the four quarters of 2010 and 2011 and (3) each of the past six months. For ease of comparison, the ADS prices before December 21, 2011 have been retroactively adjusted to reflect the ADS to ordinary share ratio change that took effect on December 21, 2011.

	Trading Price
	High	Low
	$	$
Annual High and Low
2007 (from May 17, 2007)	53.64	15.15
2008	53.13	4.53
2009	18.24	4.14
2010	16.56	10.32
2011	14.40	1.09
Quarterly High and Low
First Quarter 2010	16.56	11.70
Second Quarter 2010	14.88	10.20
Third Quarter 2010	14.97	10.50
Fourth Quarter 2010	14.94	12.33
First Quarter 2011	14.40	11.88
Second Quarter 2011	12.30	4.80
Third Quarter 2011	6.21	3.36
Fourth Quarter 2011	3.54	1.09
First Quarter 2012	3.05	1.23
Monthly Highs and Lows
October 2011	3.54	2.82
November 2011	3.21	2.16
December 2011	2.25	1.09
January 2012	2.39	1.23
February 2012	3.05	2.24
March 2012	2.40	1.68
April 2012(through April 24, 2012)	1.91	1.60

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the Nasdaq Global Market since May 17, 2007. Our ADSs currently trade on the Nasdaq Global Select Market under the symbol “CSUN.” Prior to December 21, 2011, one ADS represented six ordinary shares. On December 21, 2011, we effected a change of the ADS to ordinary share ratio from one ADS representing six ordinary shares to one ADS representing 18 ordinary shares. The ratio change has the same effect as a one-for-three ADS consolidation.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.               Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-142367) originally filed with the SEC on April 25, 2007, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on April 24, 2007. On December 21, 2011, we effected a change of the ADS to ordinary share ratio from one ADS representing six shares to one ADS representing 18 shares. The ratio change has the same effect as a one-for-three ADS consolidation.

The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association, as well as the Companies Law (2011 Revision), or Companies Law insofar as they relate to the material terms of our ordinary shares.

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

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded or required by the rules of the designated stock exchange as described in our amended and restate articles of association. A poll may be demanded by (a) the chairman of the meeting, (b) at least three shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy for the time being entitled to vote at the meeting, (c) any shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting, (d) a shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares among which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up among all shares conferring that right or (e) if required by the rules of the designated stock exchange, by any director or directors who, individually or collectively, hold proxies in respect of shares representing 5% or more of the total voting rights at such meeting.

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name or an amendment to our memorandum or articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger or smaller amount than our existing share capital, and cancel any unissued shares.

Transfer of Shares. Subject to the restrictions of our amended and restated articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or a form prescribed by the designated stock exchange or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien or shares issued under any share incentive scheme for employees upon when a restriction on transfer imposed thereby still subsists. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as the Nasdaq Global Select Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

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

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 23.9% appreciation of the RMB against the U.S. dollar between July 21, 2005 and March 31, 2012. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Administration Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008, respectively) and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange which came into effect on July 1, 1996, or the Rules, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. The State Council amended the Foreign Exchange Administration Rules on January 14, 1997 and August 5, 2008, respectively, providing that, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international current account payments and transfers. Renminbi can be freely converted into foreign currencies for international payment under current accounts unless Chinese laws and regulations require obtaining prior approval from SAFE. However, for the international income under capital accounts, the conversion of foreign currencies into Renminbi is still subject to the prior approval of SAFE.

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

People’s Republic of China Taxation

Pursuant to the New EIT Law and the New EIT Law Implementing Rules, both of which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-PRC resident enterprises without any establishment or place of business within China or if the dividends payable have no connection with the establishment or place of business of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Sunergy Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in Sunergy Nanjing, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor is deemed as the beneficial owner of the dividend by PRC tax authorities and owns directly at least 25% of the shares of the foreign-invested enterprise). If Sunergy Hong Kong is deemed as the beneficial owner of the dividend by PRC tax authorities and regarded as a non-PRC resident enterprise, it would be subject to a 5% withholding tax for any dividends payable to it from Sunergy Nanjing, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and debt service on any debt we may incur through our Cayman holding company, could be materially reduced.

The New EIT Law and the New EIT Law Implementation Rules provides that enterprises established under the laws of foreign countries or regions whose "de facto management bodies" are located within the PRC are considered PRC resident enterprises and will be subject to the PRC Enterprise Income Tax at the rate of 25% on their worldwide income. Under the Implementation Rules of the New EIT Law, a "de facto management body" is defined as a body that has material and overall management and control over manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. Although it is still unclear whether we will be considered a PRC resident enterprise under the New EIT Law, we currently believe and take the position we are not a PRC resident enterprise.

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

According to the Beneficial Owner Recognition Circular, a corporate resident of a contracting state will not be entitled to the lower withholding tax rate under a tax treaty if it is considered a "conduit company" which is set up merely for the purpose of avoiding or reducing tax or transferring or accumulating profits, as opposed to a beneficial owner who owns and controls an item of income, or the right or property from which that item of income is derived, and is normally engaged in substantive business activities such as manufacturing, sales and management. Therefore, if Sunergy Hong Kong were not considered to be the beneficial owner of Sunergy Nanjing as the case may be, under the terms of the Beneficial Owner Recognition Circular, we may not be able to enjoy the applicable tax treaty benefits between the PRC and Hong Kong, and any dividends paid by Sunergy Nanjing to Sunergy Hong Kong may incur a higher withholding tax rate of 10%. In addition, if we are regarded as a PRC resident enterprise under the New EIT Law, any dividends to be distributed by us to our non-PRC shareholders or holders of ADSs will be subject to a withholding tax. Unless there are further rules announced by the Chinese tax authorities, we may be required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders or holders of ADSs, or any gain realized by our non-PRC shareholders or holders of ADSs from transfer of the shares or ADSs.

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

The discussion below assumes the representations contained in the deposit agreement are true and the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you beneficially own our ADSs, you should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided certain conditions are satisfied, including (1) our ADSs or ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as are our ADSs (but not our ordinary shares). There can be no assurance the ADSs will be considered readily tradable on an established securities market in later years. Based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. If we are deemed to be a “resident enterprise” under PRC tax law (see Item 10, “Additional Information—Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. As discussed above (see Item 10 “Additional Information—Taxation—People’s Republic of China Taxation”), we currently believe and take the position we are not a “resident enterprise” under PRC tax law.You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

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

Any gain or loss you recognize on a disposition of our ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are deemed to be a “resident enterprise” under PRC tax law and PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see Item 10, “Additional Information—Taxation—People’s Republic of China Taxation”), a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as PRC source income. As discussed above (see Item 10, “Additional Information—Taxation—People’s Republic of China Taxation”), we currently believe and take the position we are not a “resident enterprise” under PRC tax law. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, although we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011, we cannot assure you we were not a PFIC for such year. A non-U.S. corporation will be a PFIC for any taxable year if either:

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

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations and raise in any offering. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC.

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

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for our ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”, except the lower capital gains rate applicable to qualified dividend income generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the Nasdaq Select Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the Nasdaq Global Select Market and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or other disposition of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

Additional reporting requirements

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the ADSs and ordinary shares.

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

We are currently subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2012; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2012. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

In accordance with Nasdaq Stock Market Marketplace Rules 5250(b), we will post this annual report on Form 20-F on our website at http://www.chinasunergy.com.

I.	Subsidiary Information

For a listing of our subsidiaries, see Item 4, “Information on the Company—Organizational Structure.”

Item 11.               Quantitative and Qualitative Disclosures About Market Risk

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 3.9%, 1.8%, 1.5%, 4.8% and 5.9% in 2004, 2005, 2006, 2007 and 2008, respectively, decreased slightly by 0.7% in 2009, and increased by 3.3% in 2010. In 2011, the consumer price index increased by 5.4%.

Foreign Exchange Risk

A major portion of our sales are denominated in Euros and U.S. dollars, with the remainder in Renminbi. A substantial portion of our costs and expenses have been denominated in Renminbi and U.S. dollars, with the remainder in Euros. Therefore, fluctuations in currency exchange rates could have a significant impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, affect our gross and net profit margins and could result in foreign exchange and operating losses.

Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2011, we had a Renminbi denominated cash balance of RMB1,149.6 million, a U.S. dollar denominated cash balance of $95.1 million, and a Euro denominated cash balance of €12.6 million. Assuming we had converted the Renminbi denominated cash balance of RMB1,149.6 million as of December 31, 2011 into U.S. dollar at the exchange rate of RMB6.2939 for $1.00 as of December 31, 2011, this cash balance would have been $182.7 million. Assuming a further 1% appreciation of the U.S. dollar against the Renminbi, this cash balance would have decreased to $180.8 million as of December 31, 2011. Therefore, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, any appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

We are also subject to foreign currency translation risk. Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiary is Renminbi. We translate monetary assets and liabilities denominated in other currencies into Renminbi at the rates of exchange in effect at each balance sheet date. Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. We recorded these exchange gains and losses in the statements of operations. We recorded net foreign currency losses of $0.5 million, $5.1 million and $10.6 million in 2009, 2010 and 2011, respectively.

Starting from 2008, we entered into a series of foreign currency forward contracts with certain banks to hedge our exposure to foreign currency exchange risk. As of December 31, 2011, we had foreign currency forward contracts with a total contract value of approximately EUR2.0 million. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. As at December 31, 2011, we incurred a loss of $5.2 million in fair value of derivatives related to the forward foreign currency exchange contracts, which was included in the line item “Change in fair value of derivative” in the consolidated statements of operations. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations.

Counterparty Risk

Outstanding financial derivative instruments expose us to credit loss in the event of non-performance by the counterparties to the agreements. On a periodic basis, we review the credit ratings of our counterparties and adjust our exposure as deemed appropriate. The counterparty risk has been considered in the fair value measurement of derivative instruments.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2011, we had total short-term bank borrowings and current portion of long-term bank borrowings amounting to $322.2 million and total long-term bank borrowings amounting to $125.4 million. The average interest of our bank borrowings due within one year and long-term borrowings was 6.65 % and 5.55%, respectively. Based on our bank borrowings as of December 31, 2011, a 1% increase in average interest rate of short-term and long-term loan would result in approximately a $4.5 million increase in our interest expense on an annual basis. Our future interest expense may increase due to changes in market interest rates.

Item 12.               Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Payable by ADS Holders

According to the deposit agreement and amendments thereto between us and the depositary, JPMorgan Chase Bank N.A., our ADR holders may have to pay the following fees and charges to JPMorgan Chase Bank N.A. in connection with ownership of the ADR:

Category	Depositary actions	Associated fee
(a) Depositing or substituting the underlying shares	Each person to whom ADSs are issued against deposits of shares, including deposits and issuances in respect of:	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs issued
• Share distributions, stock dividend, stock split, merger
• Exchange of securities or any other transaction or event affecting the ADSs or the deposited securities

(b) Receiving or distributing dividends	Distribution of cash dividends	US$0.05 or less per ADS
(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Up to US$5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers of depositary receipts	US$1.50 per ADS

(f) General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADRs		US$0.05 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charge from one or more cash dividends or other cash distributions

(g) Expenses of the Depositary	Expenses incurred on behalf of ADR Holders in connection with:		Expenses payable at the sole discretion of the depositary by billing
	•	Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment	ADR Holders or by deducting such charges from one or more cash dividends or other cash distributions

	•	The depositary's or its custodian’s compliance with applicable law, rule or regulation

	•	Stock transfer or other taxes and other governmental charges

	•	Cable, telex and facsimile transmission and delivery charges

	•	fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities

	•	Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2011, we received $132,484 from the depository as reimbursement relating to the ADS facility.

II.	PART II

Item 13.               Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.               Material Modifications to the Rights of Security Holders and Use of Proceeds

On December 21, 2011, we effected a change of the ADS to ordinary share ratio from one ADS representing six ordinary shares to one ADS representing 18 ordinary shares. The ratio change has the same effect as a one-for-three ADS consolidation.

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

The net proceeds from our public offering on NASDAQ were allocated as follows:

•	approximately $71 million for purchasing raw materials and other working capital requirements; and

•	approximately $20 million for modifying our existing solar cell manufacturing lines and expanding our solar cell manufacturing facilities.

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

As of December 31, 2011, our cash and cash equivalents amounted to $209.5 million, comprised of cash on hand and demand deposits.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., has audited our internal control over financial reporting included in this annual report on Form 20-F.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Sunergy Co. Ltd.

We have audited the internal control over financial reporting of China Sunergy Co., Ltd. (the "Company") and subsidiaries (collectively referred to as the "Group") as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2011 of the Group and our report dated April 26, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.

Nanjing, China

April 26, 2012

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.               Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay our auditors any fees other than audit fees in 2010 and 2011.

	2010	2011

Audit fees(1)	$1,461,549	$935,376

Audit-related fees(2)	—	—

Tax fees	—	—

All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice, and other audit-related services for the years ended December 31, 2010 and December 31, 2011.

We engaged Deloitte Touche Tohmatsu CPA Ltd. in 2006. Total service fees billed related to these professional services in 2010 and 2011 amounted to $1,461,549 and $935,376, respectively.

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

In September 2011, we conducted open market repurchase of $16.5 million aggregate principal amount of the convertible senior notes for a total cash consideration of $9.1 million.

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

ITEM 16H.               Mine safety disclosure

Not applicable.

III.	PART III

Item 17.               Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.               Financial Statements

The consolidated financial statements of China Sunergy and its subsidiaries are included at the end of this annual report.

Item 19.               Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).

2.2	Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

2.3	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 Amendment No. 2 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

2.4	Indenture dated as of July 1, 2008 between Wilmington Trust Company and the Registrant (incorporated by reference to Exhibit 4.8 of the Report of Foreign Private Issuer on Form 6-K filed by China Sunergy Co., Ltd. on July 2, 2008).

2.5	Amendment No.1 to Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders of the American Depositary Receipts (incorporated by reference to Exhibit 99.A2 from our Registration Statement on Form F-6 Amendment No. 1 (file no. 333-142574) filed with the Securities and Exchange Commission on December 9, 2011).

4.1	Subscription Agreement among the Registrant and other parties therein dated as of September 17, 2006 (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.2	Shareholders Agreement among the Registrant and other parties therein dated as of September 26, 2006, amended as of October 24, 2006, March 22, 2007 and April 24, 2007 (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.3	Registration Rights Agreement among the Registrant and other parties therein dated as of September 26, 2006 (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.4	Sale and Purchase Agreement among the Registrant, Sunergy BVI and other parties therein dated as of August 29, 2006 (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.5	Agreement for the Transfer and Assumption of Obligations among the Registrant, Sunergy BVI and other parties therein dated as of August 29, 2006(incorporated by reference to Exhibit 4.8 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.6	Subscription Agreement among the Sunergy BVI, Sunergy Nanjing and other parties therein dated as of April 4, 2006(incorporated by reference to Exhibit 4.9 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007)

4.7	Warrant Purchase Agreement among the Sunergy BVI, Sunergy Nanjing and other parties therein dated as of March 8, 2006(incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.8	Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 4.1 from our Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (File No. 333-148125), as amended, filed with the Commission on June 22, 2009).

Exhibit Number	Description of Document

4.9	Second Share Incentive Plan, including form of Restricted Share Award Agreement (incorporated by reference to Exhibit 4.9 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.10	Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.11	Form of Employment Agreement between the Registrant and Senior Executive Officers of the Registrant (incorporated by reference to Exhibit 4.11 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.12	Form of Director Agreement between the Registrant and certain independent directors (incorporated by reference to Exhibit 4.12 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.13	English Translation of Authorization License for Usage of Trademark between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of June 7, 2006(incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.14	English Translation of Trademark License Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of March 15, 2006(incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.15	English Translation of License Authorization for Usage of Trademark between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of February 9, 2006(incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.16	English Translation of Purchase Contract between Jiangsu Zhongneng and Sunergy Nanjing dated as of March 1, 2007 (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.17	English Translation of Property Lease Contract between CEEG (Nanjing) Special Transformers Co., Ltd. and Sunergy Nanjing dated as of August 29, 2006 (incorporated by reference to Exhibit 10.37 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.18	Series A and Series B Preferred Shares Sale and Purchase Agreement dated as of March 22, 2007 (incorporated by reference to Exhibit 10.39 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.19	English Translation of Joint Venture Contract between Sunergy BVI and CEEG in 2007 (incorporated by reference to Exhibit 4.50 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.20	English Translation of Land Use Right Transfer Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of July 23, 2007 (incorporated by reference to Exhibit 4.51 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

Exhibit Number	Description of Document

4.21	English Translation of Equity Interest Transfer Agreement regarding the transfer of equity interest in China Sunergy (Shanghai) Co., Ltd. between China Electric Equipment Group Co., Ltd. and China Sunergy (Hong Kong) Co., Limited dated as of September 1, 2008 (incorporated by reference to Exhibit 4.61 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009)

4.22	ADS Lending Agreement, dated June 25, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by China Sunergy Co., Ltd. on July 2, 2008).

4.23	English Translation of EPC Contract for Multiple BIPV Photovoltaic Grid-Connected System Demonstration Project of CEEG Nanjing Science and Technology Park between CEEG (Nanjing) Solar Research Institute Co., Ltd. and Sunergy Nanjing dated as of December 29, 2009 (incorporated by reference to Exhibit 4.70 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.24	English Translation of Security Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of April 26, 2010 (incorporated by reference to Exhibit 4.79 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.25	English Translation of Share Transfer Agreement of CEEG (Nanjing) Renewable Energy Co., Ltd. among China Electric Equipment Group Co., Ltd., Sundex Holdings Limited and Sunergy Nanjing dated as of March 15, 2010 (incorporated by reference to Exhibit 4.84 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.26	English Translation of Share Transfer Agreement of CEEG (Shanghai) Solar Science & Technology Co., Ltd. among China Electric Equipment Group Co., Ltd., Sundex Holdings Limited and Sunergy Nanjing dated as of March 15, 2010 (incorporated by reference to Exhibit 4.85 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.27	English Translation of Form of Real Estate Sale Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. (incorporated by reference to Exhibit 4.109 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.28	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of May 10, 2010 and Supplementary Contract dated as of May 31, 2010 (incorporated by reference to Exhibit 4.110 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.29	English Translation of Premises Lease Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. dated as of November 1, 2010 (incorporated by reference to Exhibit 4.115 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.30	English Translation of State-owned Land Use Right Transfer Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. dated as of December 30, 2010 (incorporated by reference to Exhibit 4.116 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

Exhibit Number	Description of Document

4.31	English Translation of Sales Contract between CEEG (Nanjing) Renewable Energy Co., Ltd. and CEEG (Nanjing) Solar Research Institute Co., Ltd. dated as of December 20, 2010 (incorporated by reference to Exhibit 4.117 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.32	Loan Agreement between China Sunergy (Nanjing) Co., Ltd. and China Electric Equipment Group Corporation Ltd., dated as of June 27, 2011 (incorporated by reference to Exhibit 99.2 from our Press Release on Form 6-K filed with the Securities and Exchange Commission on July 1, 2011)

4.33 *†	English Translation of Long Term Sales Contract between Sunergy Nanjing and Suzhou GCL Photovoltaic Technology Co., Ltd., dated as of January 17, 2011

4.34 *	English Translation of Long Term Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of September 22, 2011

4.35 *	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of March 9, 2011

4.36 *	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of June 7, 2011

4.37 *	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of June 23, 2011

4.38 *	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of July 15, 2011

4.39 *	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of November 17, 2011

4.40 *	English Translation of Sales Contract between Sunergy Nanjing and CEEG (Nanjing) Solar Research Institute Co., Ltd. dated as of August 19, 2011

4.41 *	English Translation of Sales Contract between Sunergy Nanjing and CEEG (Nanjing) Solar Research Institute Co., Ltd. dated as of August 19, 2011

4.42 *	English Translation of Agreement between CEEG (Nanjing) Renewable Energy Co., Ltd., CEEG (Nanjing) Solar Research Institute Co., Ltd., CEEG, CEEG (Nanjing) Semiconductor Co., Ltd., CEEG Nanjing International Trade Co., Ltd., CEEG (Nanjing) Special Transformer Co., Ltd., and CEEG (Jiangsu) Insulative New Material CO., Ltd. dated as of December 31, 2011

4.43 *	English Translation of Maximum Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Bank of Communications dated as of May 26, 2011

4.44 *	English Translation of Maximum Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Bank of Communications dated as of May 26, 2011

4.45 *	English Translation of Maximum Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Evergrowing Bank dated as of January 4, 2011

4.46 *	English Translation of Maximum Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Evergrowing Bank dated as of February 28, 2012

4.47 *	English Translation of Security Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of April 12, 2012

4.48 *	English Translation of Facility Lease Agreement between CEEG (Nanjing) Special Transformers Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. dated as of May 1, 2011

Exhibit Number	Description of Document

4.49 *	English Translation of Facility Lease Agreement between CEEG (Nanjing) Special Transformers Co., Ltd. and Sunergy Nanjing in 2011 (undated)

4.50 *	English Translation of State-owned Land Use Right Assignment Contract between Yizheng Land and Resources Bureau and China Sunergy (Yangzhou) Co., Ltd. dated as of November 17, 2011

4.51 *	English Translation of State-owned Land Use Right Assignment Contract between Yizheng Land and Resources Bureau and China Sunergy (Yangzhou) Co., Ltd. dated as of December 6, 2011

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman (Cayman) Limited.

15.2*	Consent of Jun He Law Offices.

15.3*	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.

101**	INS XBRL Instance Document.

101**	SCH XBRL Taxonomy Extension Schema Document.

101**	CAL XBRL Taxonomy Extension Calculation Linkbase Document.

101**	DEF XBRL Taxonomy Extension Definition Linkbase Document.

101**	LAB XBRL Taxonomy Extension Label Linkbase Document.

101**	PRE XBRL Taxonomy Extension Presentation Linkbase Document.

*     Filed with this Annual Report on Form 20-F.

†     Confidential treatment is being requested with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Exchange Act of 1934.

**   XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SUNERGY CO., LTD.

By:	/s/ Stephen Zhifang Cai
Name:	Stephen Zhifang Cai
Title:	Chief Executive Officer

Date: April 26, 2012

CHINA SUNERGY CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Sunergy Co. Ltd:

We have audited the accompanying consolidated balance sheets of China Sunergy Co., Ltd. (the "Company") and subsidiaries (collectively referred to as the "Group") as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.

Nanjing, China

April 26, 2012

CHINA SUNERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data)

	December 31,
	2010	2011
	$	$
ASSETS
Current assets:
Cash and cash equivalents	106,468,070	209,478,864
Restricted cash	84,988,128	84,434,680
Accounts receivable, net of allowance for doubtful accounts of $3,213,378 and $15,869,894 in 2010 and 2011, respectively	65,580,727	152,285,987
Advanced to suppliers	8,503,484	5,418,925
Amounts due from related parties	42,577,666	634,058
Inventories	72,334,967	43,977,417
Project assets	-	9,203,936
Deferred tax assets	3,940,863	6,416,008
VAT tax receivables	17,868,203	39,910,040
Income tax receivable	-	2,604,397
Prepaid expense and other current assets	5,334,618	6,984,968

Total current assets	407,596,726	561,349,280

Property, plant and equipment, net	111,628,940	164,535,473
Prepaid land use rights	11,041,807	23,359,916
Intangible assets, net	7,625,671	4,838,946
Goodwill	14,806,586	-
Deferred tax assets	3,118,252	17,598,302
Restricted cash-collateral account	18,521,580	1,654,240
Convertible senior notes issuance cost	2,610,744	980,683
Amount due from related parties	-	29,621,962
Other long-term assets	1,128,404	5,969,825

TOTAL ASSETS	578,078,710	809,908,627

CHINA SUNERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data)

	December 31,
	2010	2011
	$	$

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings	139,529,915	286,887,593
Current portion of long term borrowing	-	35,328,572
Accounts payable	51,645,593	47,720,422
Notes payable	31,633,620	56,206,154
Amounts due to related parties	2,462,954	57,609,521
Accrued payroll and welfare	6,141,538	4,296,061
Accrued expenses and other current liabilities	8,146,193	9,740,666
Deferred tax liability	654,026	786,358
Income tax payable	6,162,196	-

Total current liabilities	246,376,035	498,575,347
Long-term debt	30,199,160	125,438,845
Collateral account payable	18,521,580	1,654,240
Deferred tax liability	1,683,527	1,045,435
Convertible senior notes	44,000,000	27,500,000
Accrued warranty cost	8,630,604	14,763,321
Other liabilities	1,858,985	1,845,025

Total liabilities	351,269,891	670,822,213

Commitments and contingencies (Note 18)

Equity:
Ordinary share (par value $0.0001; 463,247,600 shares authorized, 267,287,253 shares issued and outstanding as of December 31, 2010 and 2011)	26,729	26,729
Additional paid-in capital	185,475,047	185,366,825
Retained earnings (accumulated deficit)	13,286,290	(81,006,405)
Accumulated other comprehensive income	28,020,753	34,699,265

Total equity	226,808,819	139,086,414

TOTAL LIABILITIES AND EQUITY	578,078,710	809,908,627

CHINA SUNERGY CO., LTD.

CONSOLIDATED statementS of operations

(In U.S. dollars, except for share data)

	Years ended December 31,
	2009	2010	2011
	$	$	$

Sales to third parties	202,520,261	250,957,135	556,121,653
Sales to related parties	82,345,108	266,262,042	10,170,102

Total revenues	284,865,369	517,219,177	566,291,755

Cost of sales to third parties	(190,124,637)	(214,299,556)	(556,741,244)
Cost of sales to related parties	(78,127,432)	(210,617,110)	(7,732,879)

Cost of revenues	(268,252,069)	(424,916,666)	(564,474,123)

Gross profit	16,613,300	92,302,511	1,817,632

Selling and marketing expenses	(2,920,337)	(5,466,805)	(19,148,678)
General and administrative expenses	(24,517,431)	(17,518,189)	(41,182,119)
Research and development expenses	(4,381,060)	(3,345,644)	(6,718,265)
Goodwill impairment loss	-	-	(14,806,586)

Total operating expenses	(31,818,828)	(26,330,638)	(81,855,648)

Income (loss) from operations	(15,205,528)	65,971,873	(80,038,016)
Interest expense	(7,719,301)	(9,065,363)	(23,458,361)
Interest income	1,632,550	1,161,685	2,505,432
Changes in fair value of derivatives	8,019,632	2,919,710	(5,173,903)
Other income (expense), net	2,100,591	(3,686,488)	(1,899,809)

Income (loss) before income taxes	(11,172,056)	57,301,417	(108,064,657)
Tax benefit (expense)	902,709	(5,567,162)	13,771,962

Net income (loss)	(10,269,347)	51,734,255	(94,292,695)

Net income (loss) per share:
Basic	$(0.04)	$0.22	$(0.39)

Diluted	$(0.04)	$0.21	$(0.39)

Shares used in computation:
Basic	239,366,840	240,545,811	240,701,253

Diluted	239,366,840	262,009,223	240,701,253

The accompany notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AND COMPREHENSIVE INCOME (loss)

(In U.S. dollars, except for share data)

					Retained	Accumulated
			Additional		earnings	other			comprehensive
			paid-in	Subscription	(accumulated	comprehensive	Noncontrolling		income
	Ordinary shares		capital	receivable	deficit)	income	interest	Total	(loss)
	Number	$	$	$	$	$	$	$	$

Balance at January 1, 2009	267,766,443	26,777	184,010,248	(405,313)	(28,178,618)	21,057,815	299,020	176,809,929

Cancellation of restricted shares	(479,190)	(48)	(431)	-	-	-	-	(479)
Share-based compensation	-	-	1,327,033	-	-	-	-	1,327,033
Net loss	-	-	-	-	(10,269,347)	-	-	(10,269,347)	(10,269,347)
Foreign currency adjustment	-	-	-	-	-	150,535	-	150,535	150,535
Acquisition of non-controlling interest	-	-	-	-	-	-	(299,020)	(299,020)	-

Balance at December 31, 2009	267,287,253	26,729	185,336,850	(405,313)	(38,447,965)	21,208,350	-	167,718,651	(10,118,812)

Share-based compensation	-	-	543,510	-	-	-	-	543,510	-
Net income	-	-	-	-	51,734,255	-	-	51,734,255	51,734,255
Others	-	-	(405,313)	405,313	-	-	-	-	-
Foreign currency adjustment	-	-	-	-	-	6,812,403	-	6,812,403	6,812,403

Balance at December 31, 2010	267,287,253	26,729	185,475,047	-	13,286,290	28,020,753	-	226,808,819	58,546,658

Share-based compensation	-	-	(108,222)	-	-	-	-	(108,222)	-
Net loss	-	-	-	-	(94,292,695)	-	-	(94,292,695)	(94,292,695)
Foreign currency adjustment	-	-	-	-	-	6,678,512	-	6,678,512	6,678,512

Balance at December 31, 2011	267,287,253	26,729	185,366,825	-	(81,006,405)	34,699,265	-	139,086,414	(87,614,183)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2009	2010	2011
	$	$	$

Operating activities:
Net income (loss)	(10,269,347)	51,734,255	(94,292,695)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	10,275,173	12,842,241	20,600,715
Bad debt provision	7,332,039	1,021,669	12,267,390
Share-based compensation	1,327,033	543,510	(108,222)
Loss from disposal of property, plant and equipment	553,478	120,048	1,211,206
Impairment losses	824,676	-	14,806,586
Loss (gain) on changes in fair value of derivatives	(8,019,632)	(2,919,710)	-
Gain on repurchase of convertible senior notes	(2,155,000)	-	(7,440,000)
Amortization of convertible senior notes issuance cost and share-lending arrangement	1,393,248	1,000,395	1,630,061
Others	(25,613)	-	(223,638)

Changes in operating assets and liabilities:
Accounts receivable	(13,770,289)	(3,475,821)	(99,447,828)
Amounts due from related parties	(3,519,348)	(20,253,111)	12,321,646
Advanced to suppliers	7,187,824	(168,096)	3,084,559
Inventories	36,479,538	(23,504,393)	28,256,976
Project assets	-	-	(9,203,936)
Prepaid expenses and other current assets and VAT tax receivable	7,693,484	(6,726,868)	(23,692,187)
Other long term assets	-	-	(4,841,421)
Deferred tax assets	(902,709)	(777,610)	(17,460,955)
Accounts payable	7,122,380	7,297,823	17,775,265
Amount due to related parties	(12,509,362)	6,197,471	47,037,344
Advances from customers	(491,938)	797,265	(436,535)
Accrued expenses and other liabilities	(625,061)	6,468,454	6,418,822
Deferred other income	1,199,203	(163,787)	209,678
Income tax payable	-	6,344,771	(8,766,593)
Prepaid land use rights and intangible assets	(134,759)	(5,626,346)	(12,618,645)

Net cash provided by (used in) operating activities	28,965,018	30,752,160	(112,912,407)

Investing activities:
Acquisition of subsidiaries	-	(46,048,500)	-
Cash assumed upon acquisition	-	15,964,351	-
Purchases of property, plant and equipment	(9,887,686)	(14,630,862)	(60,676,805)
Subsidy received from local government to purchase plant
and equipment	25,613	-	-
Proceeds from disposal of PPE	-	-	26,933
Change in restricted cash	6,722,087	(7,102,851)	553,448

Net cash used in investing activities	(3,139,986)	(51,817,862)	(60,096,424)

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2009	2010	2011
	$	$	$
Financing activities:

Repurchase of convertible senior notes	(1,845,000)	-	(9,060,000)
Acquisition of noncontrolling interest	(299,020)	-	-
Cancellation of restricted shares	(479)	-	-
Proceeds from short-term bank borrowings	130,986,537	133,567,729	587,785,523
Proceeds from long-term bank borrowings	-	30,199,160	204,792,588
Repayment of short-term bank borrowings	(125,864,004)	(168,391,955)	(522,582,754)

Net cash provided by (used in) financing activities	2,978,034	(4,625,066)	260,935,357

Effect of exchange rate changes on cash and cash equivalents	251,937	8,304,136	15,084,268

Net increase (decrease) in cash and cash equivalents	29,055,003	(17,386,632)	103,010,794

Cash and cash equivalents at the beginning of the year	94,799,699	123,854,702	106,468,070

Cash and cash equivalents at the end of the year	123,854,702	106,468,070	209,478,864

Supplemental disclosure of cash flow information:

Interest paid, net of interest capitalized	6,334,495	6,674,234	23,157,984

Income taxes paid	-	1,580,299	12,455,586

Supplemental disclosure of non-cash investing activities:
Restricted cash collateral received in connection with share-lending arrangement	2,968,770	(1,949,640)	(16,867,340)
Purchase of property, plant and equipment included in accounts payable	289,414	5,827,699	8,699,797
Major assets acquired and liabilities assumed upon acquisition:
Accounts receivable (net)	-	45,124,386	-
Amount due from related parties	-	78,365,265	-
Inventories	-	30,023,910	-
Other current Assets (excluding cash acquired)	-	45,077,777	-
Property, plant and equipment (net)	-	10,255,200	-
Account payables	-	44,997,729	-
Amount due to related parties	-	74,737,639	-
Other current liabilities	-	77,981,754	-

The accompanying notes are an integral part of the consolidated financial statements.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Sunergy Co., Ltd. (the “Company” or "China Sunergy Cayman") was incorporated under the laws of the Cayman Islands on August 4, 2006. The Company and its subsidiaries (collectively referred to as the "Group”) are principally engaged in the design, development, manufacturing and marketing of solar cells and modules in the People’s Republic of China (the “PRC”) and overseas markets.

As of December 31, 2011, the Company’s subsidiaries include the following entities:

		Date of
		Incorporation	Percentage of
Subsidiaries' Name	Principal Activities	or acquisition	Ownership	Place of Incorporation

China Sunergy Co., Ltd.	Investment Holding	January 27, 2006	100%	British Virgin Islands
("China Sunergy BVI")
China Sunergy (Hong Kong) Co.,Limited	Investment Holding	December 7, 2007	100%	Hong Kong
("Sunergy Hong Kong")
China Sunergy Europe Gmbh	Marketing Service	November 27, 2007	100%	Germany
China Sunergy (Nanjing) Co., Ltd.
("Sunergy Nanjing")	Solar cells manufacturing	August 2, 2004	100%	PRC
China Sunergy (Shanghai) Co., Ltd.
("Sunergy Shanghai")	Solar cells manufacturing	November 1, 2007	100%	PRC
CEEG (Shanghai) Solar Science Technology Co., Ltd
("SST")	Modules manufacturing	November 1, 2010	100%	PRC
CEEG (Nanjing) Renewable Energy Co., Ltd
("NRE")	Modules manufacturing	November 1, 2010	100%	PRC
China Sunergy (US) Clean Tech Inc	Sales & Marketing service April 8, 2011		100%	US
China Sunergy Trading (Hong Kong)
Co., Limited	Trading	May 4, 2011	100%	Hong Kong
China Sunergy (Yangzhou) Co., Ltd	Solar cell
	Manufacturing and R&D	June 30, 2011	100%	PRC
China Sunergy Luxembourg S.A	Photovoltaic project's
	Engineering & sales	August 5, 2011	100%	Luxembourg

On November 1, 2010, Sunergy Nanjing acquired all equity interests of SST and NRE. See Note 3 "Business acquisitions" for details.

In 2011, the Group established China Sunergy Luxembourg S.A. through acquisition of a shell company and began entering into arrangements to develop commercial solar power systems (“project assets”). The details of the project assets are discussed in Note 2(h).

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the consolidated financial statements include valuation allowances of deferred tax assets, contingent liability relates to outstanding legal proceedings, inventory valuation, purchase commitment, allowance on accounts receivable and supplier advances, provision of warranty costs, assumptions used in calculating the fair value of an embedded derivative in a long-term purchase contract and foreign exchange forward contracts, forfeiture rate of options, purchase price allocations and the useful lives for property, plant and equipment, intangible assets and impairment of intangible assets and goodwill.

(d)	Cash and cash equivalents and restricted cash

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Restricted cash represents bank deposits for securing letters of credit, bank promissory notes and bank guarantees that are not available for use in operations.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

(f)	Account Receivables and Allowance for Doubtful Accounts

Trade receivables are recognized and carried at the original transaction amount less an allowance for doubtful accounts. The Group maintains allowances for doubtful accounts for uncollectible accounts receivables. Estimates of anticipated losses from doubtful accounts are based on days past due, historical collection and other factors.

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(h)	Project assets

Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to the sale of the solar power project. These costs include modules and development costs.

Project assets consisted of the following at December 31, 2011:

Years ended December 31,
2011
Project assets – Module cost	$3,643,086
Project assets – Development	$5,560,850
Total	$9,203,936

The Group reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, the Company considers a number of factors, including changes in environmental, ecological, permitting, or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease.

(i)	Property, plant and equipment

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(i)	Property, plant and equipment - continued

Costs incurred in constructing new facilities, including progress payments and other costs related to construction, are capitalized and transferred to property, plant and equipment on completion, at which time depreciation commences. Interest cost incurred and capitalized in respect of construction of new facilities amounted to $1,074,430, $115,748 and $1,290,561 for the years ended December 31, 2009, 2010 and 2011, respectively.

(j)	Prepaid land use rights

Prepaid land use rights are recorded at cost and are charged to income statement ratably over 50 years, according to the term of the land use right agreement.

(k)	Intangible assets, net

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

(l)	Goodwill

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

In 2011, the Group fully impaired the goodwill of $14.8 million based on the annual goodwill impairment test results. No impairment of goodwill was recorded in 2009 or 2010.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(m)	Impairment of long-lived assets

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

The Group identified certain long-lived assets that were no longer actively used due to obsolete technology or poor physical conditions as of December 31, 2009. Such assets were determined to be impaired, and an impairment charge of $824,676 was recorded in general and administrative expenses in the consolidated statement of operations. There was no impairment charge recognized during the years ended December 31, 2010 or 2011.

(n)	Derivative financial instruments

The Group enters into certain long-term supply contracts that may contain embedded derivatives that need to be bifurcated if the terms of the contracts are neither denominated in the functional/local currency of either of the contracted parties nor in the currency such goods are routinely denominated in international commerce. The Group accounts for such embedded derivatives at fair value and records the change in the statement of operations.

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

(o)	Income taxes

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(p)	Revenue recognition

Sales of solar cells and modules are recorded when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when the risks, rewards and ownership of the products are transferred from the Group to its customers. The majority of the Group’s sales contracts include the shipping terms Free on Board ("FOB") and Cost, Insurance and Freight ("CIF"). Based on the nature of these shipping terms, the Group’s obligation to deliver has been fulfilled when the goods pass over the ship's rail at the named port of shipment which is specified in each contract.

Customers do not have any general rights of return, but may be allowed to exchange for goods that are not defective for a 30 to 45 day period. The Group has recorded the estimated replacement costs, which have been immaterial for all periods, in cost of revenue upon recognition of revenue. A portion of the Group's sales to domestic customers require the customers to prepay before delivery has occurred. Such prepayments are recorded as advances from customers in the consolidated balance sheets until delivery has occurred. A majority of the Group’s contracts with overseas customers are written such that the customer takes title and assumes the risks and rewards of ownership of the products upon shipment. Accordingly, the Group recognizes revenue upon documentary evidence of shipment, assuming all other criteria have been met.

(q)	Buy-and-sell arrangements

In 2009 and 2010, the Group enters into arrangements wherein the Group purchases raw material silicon wafers and sells poly silicon or solar cells to the same counterparties. These arrangements are to maintain the quantity and quality of our silicon wafer supply, which are a key input into the production of solar cells.

In 2011, the Group entered into an arrangement whereby the Group sells solar wafers or solar cells, to a third party, and purchases finished goods, including solar cells or solar modules from this third party. The group entered into this transaction in order to ensure the quality of the finished goods it was purchasing.

Based on the substance of the arrangements, the Group records such transactions at the market value.

Transactions under buy-and-sell arrangement are as follows:

	Years ended December 31,
	2009	2010	2011
	$	$	$
Sell:
Polysilicon	17,253,185	12,962,514	-
Solar wafer	-	-	1,126,939
Solar cell.	-	1,078,520	2,409,196
Purchase:
Solar wafer	69,823,276	62,506,786	-
Solar cell	-	-	6,562,641
Solar module	-	-	12,523,974

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(r)	Cost of revenue

Cost of revenue includes production and indirect costs, as well as warranty costs.

(s)	Research and development

Research and development costs are expensed when incurred.

(t)	Advertising expenses

Advertising costs are expensed as incurred. The Group incurred advertising costs amounting to $425,750, $795,162 and $1,756,612 for the years ended December 31, 2009, 2010 and 2011, respectively.

(u)	Shipping and handling cost

Shipping and handling cost for products sold are expensed as incurred and included in sales and marketing expense. The Group incurred shipping and handling cost amounting to $395,420, $1,109,010 and $4,172,910 for the years ended December 31, 2009, 2010 and 2011, respectively.

(v)	Warranty cost

Solar modules are typically sold with up to 25 year warranty against specified declines in the initial minimum power generation capacity at the time of sale. In addition, the Group provided warranty for solar modules against defects in materials and workmanship for a period of five years or ten years from the date of sale.

The Group currently accrues for all product warranties on a cumulative basis, based on its best estimate to date. The Group estimates the cost of warranties to be approximately 1.0% of solar module sales and include that amount in cost of revenues. The Group make such estimate based on a number of factors including; i) the nature of the warranties provided, which are consistent with industry practice, ii) actual claim expenses incurred, iii) internal testing results, and iv) other assumptions that affect estimates of warranty costs, including industry data for warranty claim activities and academic research. The Group acknowledges that such estimates require significant judgment and the Group will continue to analyze its claim history, academic research and internal testing results and the performance of its products compared to the Company's competitors in determining the adequacy of warranty accruals. An increase or decrease of 0.1% accrual rate, applicable to sales of solar module, would have resulted in a corresponding increase or decrease in warranty expense of $0.6 million for the year ended December 31, 2011.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(v)	Warranty cost - continued

The movement of the Group's accrued warranty costs is summarized below:

	Years ended December 31,
	2009	2010	2011
	$	$	$
Beginning balance	363,664	513,459	8,630,604
Increase due to acquisition of SST & NRE	-	6,376,107	-
Addition	149,795	1,741,038	6,233,291
Claimed	-	-	(100,574)
Ending balance	513,459	8,630,604	14,763,321

(w)	Government grants

Government grants are recognized when received and all the conditions for their receipt have been met. Government grants are recognized as income in the period in which the related expenditures are recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets.

(x)	Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange in effect at the balance sheet dates. Transactions dominated in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in the statements of operations.

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(y)	Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net income (loss) and foreign currency translation adjustments.

(z)	Foreign currency risk

The functional currency of the Group’s subsidiaries which operate in the PRC is Renminbi (“RMB”). The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group's aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to USD equivalent of $153,240,564 and $182,448,391 at December 31, 2010 and 2011, respectively.

(aa)	Concentration of credit risk

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

	Years ended December 31,
	2009	2010	2011
	$	$	$

Opening balance	(1,105,733)	(7,386,030)	(3,213,378)
Addition due to acquisition	-	(374,776)	-
(Addition)/reversal	(7,332,039)	(1,240,666)	(12,267,390)
Write-off	1,081,363	5,996,375	86,052
Effect of exchange rate change in foreign currency	(29,621)	(208,281)	(475,178)
Ending balance	(7,386,030)	(3,213,378)	(15,869,894)

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(aa)	Concentration of credit risk - continued

Details of the non-related customers accounting for 10% or more of total revenue are as follows:

Name of Customer	Years ended December 31,
	2009	2010	2011

Company A	11%	*	*

* Less than 10%

Accounts receivable from customers accounting for 10% or more of total gross accounts receivable are as follows:

Name of Customer	At December 31,
	2010	2011

Company A	21%	*
Company B	13%	*
Company C	*	13%
Company D	*	10%

* Less than 10%

(bb)	Net income (loss) per share

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

For the years ended December 31, 2009, 2010 and 2011, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings (loss) per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Years ended December 31,
	2009	2010	2011
Outstanding options and restricted shares	2,408,172	965,214	676,744
Assumed conversion of convertible senior notes	21,463,411	-	13,414,632
Total	23,871,583	965,214	14,091,376

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(bb)	Net income (loss) per share - continued

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years ended December 31,
	2009	2010	2011
Net income (loss) attributable to ordinary shareholders- for the calculation of basic income (loss) per share	$(10,269,347)	$51,734,255	$(94,262,695)
Interest expense of convertible senior notes	$-	$3,090,395	$-

Net income (loss) attributable to ordinary shareholders- for the calculation of diluted income (loss) per share	$(10,269,347)	$54,824,650	$(94,292,695)

Weighted–average ordinary shares outstanding- for the calculation of basic income (loss) per share	239,366,840	240,545,811	240,701,253
Assumed conversion of convertible senior bonds	-	21,463,412	-

Weighted–average ordinary shares outstanding- for the calculation of diluted income (loss) per share	239,366,840	262,009,223	240,701,253

Net income (loss) per share:
Basic	$(0.04)	$0.22	$(0.39)
Diluted	$(0.04)	$0.21	$(0.39)

(cc)	Share-based compensation

The Group recognizes the services received in exchange for awards of equity instruments based on the grant-date fair value of the award as determined by the Binomial option pricing model, net of estimated forfeitures. The estimated compensation cost is recognized using the straight-line method over the period the recipient is required to provide services per the conditions of the award. See Note 16, “Share Based Compensation”, for further details.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(dd)	Recently issued accounting pronouncements

In May 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"). ASU 2011-04 amended the FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("ASC 820") to converge the fair value measurement guidance in U.S. generally accepted accounting principles ("GAAP") and International Financial Reporting Standards ("IFRSs"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change particular principles in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. ASU 2011-04 is effective for fiscal years beginning after December 15, 2011 and should be applied prospectively. The Group does not expect that ASU 2011-04 will have a significant impact on its consolidated results of operations or financial position.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income ("ASU 2011-05"). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity and requires an entity to present items of net income, other comprehensive income and total comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 ("ASU 2011-12"). ASU 2011-12 defers the effective date of the changes in ASU 2011-05 that relate to the presentation of reclassification adjustments for each component of other comprehensive income in both net income and other comprehensive income. The amendments in the ASU's do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 and ASU 2011-12 are both effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and must be applied retrospectively. The Group will be required to adopt ASU 2011-05 and ASU 2011-12 no later than the quarter beginning January 1, 2012. As the ASUs require additional presentation only, there will be no impact to the Group's consolidated results of operations or financial position.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment ("ASU 2011-08"). ASU 2011-08 gives an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. Previous guidance required an entity to test goodwill for impairment by first comparing the fair value of a reporting unit with its carrying amount. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Group will be required to adopt ASU 2011-08 as of January 1, 2012 and does not expect that ASU 2011-08 will have a significant impact on its consolidated results of operations or financial position.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

3.	BUSINESS ACQUISITIONS

On November 1st, 2010, Sunergy Nanjing acquired all of equity interests of CEEG (Shanghai) Solar Science & Technology Co., Ltd. ("SST") and CEEG (Nanjing) Renewable Energy Co., Ltd. ("NRE"), both of which were related parties at the time of such transactions, from China Electric Equipment Group Co., Ltd., or CEEG, an entity controlled by Board Chairman Mr. Tingxiu Lu, and Sundex Holdings Limited, a company not affiliated with the Group, at a total consideration of approximate $46 million. SST and NRE integrate the research and development, production, sales and servicing of solar modules, with total annual production capacities of 480MW as of December 31 2010. The acquisitions facilitate the implementation of corporate strategy to expand into downstream solar power business, including solar module and solutions businesses.

The following table summarizes the consideration paid for SST and NRE and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value of recognized intangible assets at the acquisition date:

Consideration	Amount
$

Total consideration paid in cash	46,048,500

Recognized amounts of identifiable assets acquired and Liabilities assumed

		Amortization
	Amount	Period
	$	Years
Current Assets	214,555,689
Liabilities assumed	(204,093,228)
Property, plant and equipment	10,255,200	5-10 years
Land use right	4,784,260	47.7 years
Order backlog	44,852	0.17 years
Customer relationship	8,073,439	3.00 years
Goodwill	14,806,586
Deferred tax liabilities	(2,378,298)
Total consideration	46,048,500

The goodwill of $14.8 million arising from the acquisition consists largely of the enhanced capabilities of expanding into end user market by the vertical integration.

The amount of SST and NRE's revenue and loss included in the Group's consolidated statements of operations for the year ended December 31, 2010 were $22,849,337 and

$1,097,111, respectively.

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

3.	BUSINESS ACQUISITIONS - continued

	Years ended December 31,
	2009	2010
	$	$
	(Unaudited)	(Unaudited)
Pro forma revenue	365,990,923	690,988,454
Pro forma income (loss)	(1,577,665)	55,402,319
Pro forma income (loss) per share:
Basic	(0.01)	0.23
Diluted	(0.01)	0.21

4.	INVENTORIES

Inventories consist of the following:

	At December 31,
	2010	2011
	$	$

Raw materials	23,836,616	11,022,409
Work-in-process	10,020,361	4,438,970
Finished goods	38,477,990	28,516,038
Inventories	72,334,967	43,977,417

As of December 31, 2010 and 2011 inventories were written down by $2,539,538 and $7,765,270, to reflect the lower of cost or market adjustments.

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2010	2011
	$	$

Buildings	13,114,990	23,904,165
Plant and machinery	109,859,842	127,386,626
Furniture, fixtures and equipment	7,567,318	9,931,517
Motor vehicles	1,046,898	1,268,321
	131,589,048	162,490,629
Less: Accumulated depreciation	(36,325,568)	(52,848,331)
	95,263,480	109,642,298
Construction in process	16,365,460	54,893,175
Property, plant and equipment, net	111,628,940	164,535,473

Depreciation expense was $9,984,187, $12,068,824 and $17,513,454 for the years ended December 31, 2009, 2010 and 2011, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

6.	PREPAID LAND USE RIGHTS, NET

	At December 31,
	2010	2011
	$	$

Prepaid land use rights, cost	11,642,644	24,261,289
Less: Accumulated amortization	(600,837)	(901,373)
Prepaid land use rights, net	11,041,807	23,359,916

In 2011, the Group prepaid $12.6 million for a land use right in Yangzhou, Jiangsu Province, for its planned future expansion of its solar cell manufacturing capacity.

Amortization expense was $149,525, $169,248 and $300,536 for the year ended December 31, 2009, 2010 and 2011.

In 2012, 2013, 2014, 2015 and 2016, the Group will record annual amortization expense of approximately $630,894.

7.	INTANGIBLE ASSETS, NET

	At December 31,
	2010	2011
	$	$

Customer relationships	8,073,439	8,073,439
Order backlog	44,852	44,852
Others	4,485	4,485
	8,122,776	8,122,776
Less: Accumulated amortization	(497,105)	(3,283,830)
Total	7,625,671	4,838,946

Intangible assets were acquired in 2010 through the business acquisition (see Note 3), and amortization expense was $497,105 and $2,786,725 for the year ended December, 2010 and 2011, respectively. The amortization expense will be $2,639,967 and $2,198,979 in 2012 and 2013, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

8.	BANK BORROWINGS

	At December 31,
	2010	2011
	$	$

Short-term bank borrowings	139,529,915	286,887,593
Current portion of long-term borrowings	-	35,328,572
Long-term bank borrowings	30,199,160	125,438,845
Total	169,729,075	447,655,010

The Group's short-term bank borrowings have annual average interest rates of 5.33% and 6.65% in year 2010 and 2011, respectively. These loans represent borrowings of the Group from various financial institutions. Each of these borrowings has a term of one year, and expires at various times throughout the year.

The Group's long-term bank borrowings have annual average interest rates of 3.51% and 5.55% in year 2010 and 2011, respectively. These loans represent borrowings of the Group from the Import and Export Bank of China and China development bank, with a term of two to six years, which would expire between 2013 and 2017.

The short-term bank borrowings were guaranteed by:

At December 31,
	2010	2011
	$	$

CEEG, Jiangsu CEEG Electrical Equipment Manufacturing
Co., Ltd and Group chairman Mr. Tingxiu Lu	128.4 million	76.7 million
Bank of Nanjing and China Electric Equipment Group Co., Ltd.	-	31.7 million
China Electric Equipment Group Co., Ltd and Jiangsu Xinde
Asset Management Co., Ltd.	-	20.6 million
Jiangsu Xinde Asset Management Co., Ltd.	-	9.3 million
Land use right and machinery's mortgage	-	3.6 million
Fixed deposit pledge	-	11.1 million
Total	128.4 million	153.0 million

The Group’s long-term bank borrowings were guaranteed by:

At December 31,
	2010	2011
	$	$

Jiangsu CEEG Electrical Equipment Manufacturing
Co., Ltd. and Group chairman Mr. Tingxiu Lu	30.2 million	-
Bank of Nanjing and China Electric Equipment Group Co., Ltd.	-	39.7 million
Land use right and machinery's mortgage	-	46.2 million
Construction in progress's mortgage	-	9.5 million
Total	30.2 million	95.4 million

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

8.	BANK BORROWINGS - continued

The Group has short term credit facility of $827.3 million from various banks to facilitate its purchase of raw materials, of which $311.7 million were withdrawn with $515.6 million available to use as of December 31, 2011. The bank facility has no restrictions as to the use of such facility and contains no financial covenants. Those short-term credit facilities are renewable annually upon mutual agreement between the parties.

The Group has a six-year credit facility of $60.9 million from China Development Bank to facilitate its new 200MW cell production lines, of which $49.8 million were withdrawn with $11.1 million available to use as of December 31, 2011.

9.	DERIVATIVES FINANCIAL INSTRUMENTS

As of December 31, 2009, the derivative liability related to a long-term supply contract for silicon was extinguished due to the termination of such supply contract on September 9, 2009 and resulted in a gain of $7.6 million for the year ended December 31, 2009, which has been recorded as “Change in fair value of derivatives” in the consolidated statements of operations. The fair value measurement of embedded derivative for long-term purchase contract was classified as level 3 measurement as its valuation involved significant inputs that were not observable in the market.

The Group recorded a loss of $0.4 million, a gain of $2.9 million and a loss of $5.2 million relating to foreign exchange forward contracts that did not qualify for hedge accounting for the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2009, 2010 and 2011, the Group had outstanding foreign exchange forward contracts with notional amount of $8.6 million, $15.2 million and $2.6 million, respectively, with estimated fair value of $0.3 million, $0.4 million and $0.2 million, respectively. These forward contracts are recorded in prepaid expense and other current assets on the consolidated balance sheet and the gain (loss) is recorded in changes in fair value of derivatives on the consolidated statements of operations.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

10.	Fair value measurement

Recurring change in fair value

As of December 31, 2010 and 2011, information about inputs into the fair value measurements of the Group's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at December 31, 2010
	Total	(Level 1)	(Level 2)	(Level 3)
Assets:
Foreign exchange forward contract	$427,740		$427,740

	Fair Value Measurements at December 31, 2011
	Total	(Level 1)	(Level 2)	(Level 3)
Assets:
Foreign exchange forward contract	$249,139		$249,139

Non-recurring change in fair value

As of December 31, 2011, the Group fully impaired the goodwill balance of $14.8 million based on the annual impairment test result. The Group had no other assets or liabilities remeasured at fair value on a non-recurring basis during the current year.

Valuation techniques and classification

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

The fair value measurement for goodwill is classified as Level 3 measurement. Determining the appropriate fair value model and calculating the fair value of these instruments requires the input of significant estimates and assumptions, some of which are unobservable. The estimates and assumptions include business assumptions, terminal value and discount rate etc.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

10.	Fair value measurement - continued

As of December 31, 2011, the carrying amounts of accounts receivable, advances to suppliers, accounts payable, notes payable, advance from customers, amount due from (to) related parties and short-term borrowings approximated their fair values due to their short-term nature.

The carrying amount of the Group's outstanding convertible notes was US$44 million and US$27.5 million in 2010 and 2011, and the estimated fair value of this debt was US$18.5 million and US$3.0 million as of December 31, 2010 and 2011, respectively, which was estimated using market quotes.

The fair value estimates presented above are based on pertinent information available to management as of December 31, 2010 and 2011, respectively. Although management is not aware of any factors that would significantly affect these fair value estimates, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from the amounts presented.

11.	Convertible Senior Notes

On July 1, 2008, the Company issued US$54.5 million aggregate principal amount (includes USD 4.5 million from exercise of over-allotment option in full) of Convertible Senior Notes (“Convertible Notes” or “Notes”) due June 15, 2013, with an interest rate of 4.75% per annum, payable in arrears semi-annually on June 15 and December 15, beginning December 15, 2008.

Conversion

Each $1,000 principal amount of the Notes will initially be convertible into 27.10 American Depository Shares, or ADSs (each ADS representing 18 ordinary shares), par value $.0001 per share at a conversion price of $36.9, subject to adjustment. The Notes are convertible into a number of ADSs equal to the conversion rate, at any time prior to the close of business on the third business day immediately preceding the maturity date. Securities may be converted only in denominations of USD 1,000 principal amount and integral multiples thereof.

If Notes are converted in connection with a fundamental change, then the conversion rate of the Notes being converted shall be increased by an additional number of ADSs. The conversion rate, including any additional ADSs added to the conversion rate in connection with a fundamental change, will not exceed 32.52 ADSs (equal to a conversion price of USD30.75 per ADS). Such maximum conversion rate will be appropriately adjusted for anti-dilution conversion rate adjustments.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

11.	Convertible Senior Notes - continued

Redemption

In the event of a fundamental change, holders have the option to require the Company to repurchase the entire principal amount of these Notes, or the portion thereof (which is $1,000 or an integral multiple thereof), at the fundamental change Repurchase Price, together with accrued interest to, but excluding the repurchase date.

In the Event of Default, the Trustee by notice to the Company or the Holders of at least 25% in principal amount of the Notes then outstanding by notice to the Company and the Trustee, may declare the Notes to be due and payable. Upon such declaration, the principal of, and accrued and unpaid interest (including any additional amounts) on all Notes shall be due and payable immediately.

Issuance costs for the Convertible Notes amounted to $4.3 million, and are being amortized through interest expense over the beneficiary period from July 2008 to June 2013, using the effective interest rate method. These capitalized costs are reported as deferred assets in Convertible bond issuance cost, and $1.0 million and $0.7 million and $1.1 million was amortized for the year ended December 31, 2009 and 2010 and 2011, respectively.

Share Lending Agreement

Concurrent with this offering, 1,477,000 ADSs were borrowed by an affiliate of the initial purchaser of the notes pursuant to an ADS lending agreement, and offered in a transaction registered under the Securities Act. This is designed to facilitate short sales and/or privately negotiated derivative transactions by which investors may elect to hedge their investments in the Convertible Notes.

The purpose of the arrangement, entered into with a third-party financial institution, was to provide potential investors with a means by which they could hedge their long-term exposure to the Group's equity underlying the conversion option. The Group has not received any significant cash from this arrangement, with the exception of cash collateral received from the counterparty which is included in the "restricted cash-collateral account" balance on our consolidated balance sheet.

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

11.	Convertible Senior Notes - continued

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

A nominal lending fee of US$0.0018 per ADS was received from the ADS borrower for the use of the borrowed ADSs. The ADS Borrower will be required to return the borrowed ADSs pursuant to the ADS lending agreement by the scheduled maturity date of the notes in June 2013. The loaned ADS were accounted for as being reflected at their par value in the common stock line item of the Group’s balance sheet, with an offsetting reduction of additional paid in capital.

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

11.	Convertible Senior Notes - continued

Although legally issued, the Group has not considered the Loaned Shares issued for accounting purposes. As a result, any cash collateral, to the extent posted by the ADS Borrower, is not considered attributable to the issuance of shares. To the extent cash collateral is posted, the Group recorded the cash as an asset on its balance sheet with an offsetting liability recorded to reflect the collateral receipt as the proceeds of a borrowing. The cash collateral posted as of December 31, 2010 and 2011 is $18.5 million and $1.7 million which is recorded as a long-term asset under restricted cash collateral account with an offsetting long term liability recorded in collateral accounts payable as of December 31, 2010 and 2011.

As of December, 31, 2011, the fair value of outstanding loaned shares was $1.7 million. As the loaned shares are not considered issued for accounting purposes, they were excluded from the number of outstanding ordinary shares used in calculating earnings (loss) per share.

The total issuance costs associated with the share-lending arrangement was $1.9 million with the unamortized balance of $0.3 million as of December 31, 2011. The amortization of the issuance costs was $0.4 million, $0.3 million and $0.5 million for the years ended December 31, 2009, 2010 and 2011, respectively.

In 2009 and 2011, the Group conducted open market repurchases of its Convertible Notes, and repurchased $4.0 million and $16.5million aggregate principal amount of the Convertible Notes for a total cash consideration of $1.8 million and $9.1 million, respectively. As a result, the Group realized a net gain of $2.2 million and $7.4 million and recorded as other income in 2009 and 2011, respectively..

12.	Mainland China contribution plan

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total contribution for such employee benefits was $2.5 million, $3.7 million and $6.1 million for the years ended December 31, 2009, 2010 and 2011, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

13.	PROFIT APPROPRIATION

Pursuant to laws applicable to entities incorporated in the PRC, PRC subsidiaries such as Sunergy Nanjing, Sunergy Shanghai, SST and NRE, are prohibited from distributing their statutory capital and must make appropriations from PRC GAAP after-tax profit to other non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the appropriation to the other fund are at PRC subsidiaries' discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends, loans or advances to the Company. Due to a net loss in 2009 and 2011, PRC subsidiaries made no appropriation to other non-distributable reserve funds.

As a result of these PRC laws and regulations, PRC subsidiaries are restricted in its ability to transfer $165.1 million of their net assets to the Company in the form of dividends, loans or advances as of December 31, 2011.

14.	OTHER (EXPENSE) INCOME, net

	Years ended December 31,
	2009	2010	2011
	$	$	$

Foreign currency exchange loss, net	(517,321)	(5,052,285)	(10,649,047)
Convertible bond repurchase gain	2,155,000	-	7,440,000
Government grants	25,613	153,871	565,076
Others	437,299	1,211,926	744,162
	2,100,591	(3,686,488)	(1,899,809)

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

15.	Income TAXES

Cayman Islands

China Sunergy Cayman is not subject to tax on income or capital gain according to the current laws of the Cayman Islands.

British Virgin Islands

China Sunergy BVI is not subject to tax on income or capital gain according to the current laws of the British Virgin Islands.

Hong Kong

Sunergy Hong Kong is subject to Hong Kong profit tax at a rate of 16.5% in 2009, 2010 and 2011. No Hong Kong profit tax has been provided as Sunergy Hong Kong has no assessable profit that was earned in or derived from Hong Kong in periods presented.

China Sunergy Trading (Hong Kong) Co., Limited was incorporated in May 2011 and is subject to Hong Kong profit tax at a rate of 16.5% in 2011.

PRC

Under the Law of the People's Republic of China on Enterprise Income Tax ("New EIT Law"), which was effective from January 1, 2008, both domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Sunergy Nanjing, as a recognized High and New Technology Enterprise ("HNTE"), is entitled to a two-year exemption and three-year 50% reduction in EIT starting from 2006. Sunergy Nanjing renewed its certificate of HNTE in 2011, with a valid period from 2011 to 2013, and thus a 15% preferential tax rate is applied during the corresponding periods.

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

15.	Income TAXes - continued

The Group has no uncertain tax positions as of December 31, 2010 and 2011 or unrecognized tax benefits which would favorably affect the effective income tax rate. The Group does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next 12 months.

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

The PRC is the primary tax jurisdiction in which the Company operates. As of December 31, 2011, the Company's PRC subsidiaries remain subject to tax examination by the PRC tax authorities for the tax years 2009 through 2011 on non-transfer pricing matters, and the tax years 2004 to 2011 on transfer pricing matters. There is no statute of limitations in the case of tax evasion.

The statute of limitations in Hong Kong is 6 years.

The provision for income taxes by tax jurisdictions for the years ended December 31, 2009, 2010 and 2011 is as follows:

	Years ended December 31,
	2009		2010		2011
	$		$		$

Income (loss) from operations before income tax:

PRC		(7,357,891)		61,183,507		(111,763,011)
Other jurisdictions		(3,814,165)		(3,882,090)		3,698,354
Total income (loss) before income tax		(11,172,056)		57,301,417		(108,064,657)

Current income tax expense:

PRC		-		(6,367,680)		(822,238)
Other jurisdictions		-		-		(2,866,755)
		-		(6,367,680)		(3,688,993)

Deferred income tax credit

PRC		902,709		800,518		17,460,955
Other jurisdictions		-		-		-
		902,709		800,518		17,460,955

Total income tax credit (expense)		902,709		(5,567,162)		13,771,962

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

15.	Income TAXes - continued

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years ended December 31,
	2009	2010	2011

PRC statutory enterprise income tax rate	25.0%	25.0%	25.0%
Different tax rates in other jurisdictions	(6.2)%	3.9%	1.2%
Other non-deductible expense for tax purposes	(0.9)%	0.2%	(0.1)%
Effect of tax holiday	(8.1)%	(14.2)%	(4.9)%
Effect of future tax rate change	(0.5)%	(5.1)%	(1.6)%
50% additional deduction of R&D expense	1.6%	(0.2)%	0.8%
Change in valuation allowance	(2.5)%	(0.3)%	(3.4)%
Others	-	0.4%	(0.9)%
	8.4%	9.7%	16.1%

Gross tax exemption	$870,675	$8,154,413	$5,255,781
Tax holiday per share-basic	$0.00	$0.03	$0.02
Tax holiday per share-diluted	$0.00	$0.03	$0.02

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

15.	Income TAXes - continued

The principal components of the deferred tax assets are as follows:

	At December 31,
	2010	2011
	$	$
Deferred tax assets:
Depreciation of property, plant and equipment	915,440	824,738
Warranty costs	2,157,651	3,564,779
Inventory write-down	627,580	1,449,722
Allowance for doubtful account	2,419,259	4,726,729
Tax losses carried forward	516,368	17,277,185
Fixed assets impairment	206,263	113,017
Others	732,922	268,087

Gross total deferred tax assets	7,575,483	28,224,257
Valuation allowances	(516,368)	(4,209,947)
Net deferred tax assets	7,059,115	24,014,310

Analysis as:
Current	3,940,863	6,416,008
Non-current	3,118,252	17,598,302
Total deferred tax assets	7,059,115	24,014,310

	At December 31,
	2010	2011
	$	$
Deferred tax liabilities:
Derivative assets	(64,530)	(62,285)
Intangible assets	(2,273,023)	(1,769,508)
Total deferred tax liabilities	(2,337,553)	(1,831,793)

Analysis as:
Current	(654,026)	(786,358)
Non-current	(1,683,527)	(1,045,435)
Total deferred tax liabilities	(2,337,553)	(1,831,793)

The tax losses carry forwards arising from year 2011 of the Group are approximately $76.4 million, mainly for SST, NRE, Sunergy Nanjing and will expire in 2016.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes.

Based upon the projections for future taxable income over the periods in which the deferred tax assets are realizable, the Group believes it is more-likely-than-not that Sunergy Nanjing and SST will realize the benefits of those deductible differences, and as such, no valuation allowances as of December 31, 2011 have been provided. The amount of the deferred tax assets considered to be realizable, however, could be reduced in the near term if estimates of future taxable income during the tax loss carry forward periods are reduced.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

15.	Income TAXes - continued

Based on the current profit, projected future profitability, and other available evidence, the Group believes it is more-likely-than-not that NRE, Sunergy Hong Kong and Sunergy Shanghai will not realize the deferred tax assets resulted from the tax loss carried forward in the future periods.  Thus, appropriately $3.5 million valuation allowance was provided for NRE and a full valuation allowances are provided for the deferred tax assets of Sunergy Hong Kong and Sunergy Shanghai.

In accordance with the New EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group plans to indefinitely reinvest the undistributed earnings of the Company's PRC subsidiaries. As of December 31, 2011, the Company's PRC subsidiaries have an accumulated deficit of $76.4 million. Upon distribution of any future earnings in the form of dividends or otherwise, the Company would be subject to the then applicable PRC tax laws and regulations.

16.	SHARE-bASED COMPENSATION

Prior to January 1st, 2008, pursuant to the company's Share Incentive Plan which allows the Company to offer share incentive awards to employees, officers, directors, individual consultants or advisors who rendered services to the Group, 2,500,000 options were authorized and 2,050,900 options were granted, which generally vest over four years and have a 10-year contract term.

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

In 2010 and 2011, the Group did not grant any additional options to employees.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

16.	SHARE-bASED COMPENSATION - continued

The Group recorded $1,327,033, $543,510 and ($108,222) as compensation expense (reversal) for the years ended December 31, 2009, 2010 and 2011, respectively.

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

2009

Average risk-free rate of return	1.51% ~ 2.40%
Contractual life of the option	6 ~10 years
Volatility rate	84%
Dividend yield	0%

A summary of the option activities is follows:

	Number of Options	Weighted average exercise price	Weighted average remaining contract term	Aggregate intrinsic value

Outstanding at January 1, 2011	965,214	$1.223
Forfeited	(288,470)	$1.283

Outstanding at December 31, 2011	676,744	$1.197	5.84	$-

Options vested or expected to vest at December 31, 2011	575,513	$1.182	5.68	$-

Options exercisable at December 31, 2011	568,709	$1.180	5.67	$-

As of December 31, 2011, the unrecognized compensation expense related to unvested share-based compensation was immaterial.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

17.	RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

Amounts due from related parties:	Years ended December 31,
	2010	2011
	$	$

Trade related balances	42,577,666	29,640,303
Non-trade related balance	-	615,717
Amounts due from related parties	42,577,666	30,256,020

Trade related balances pertain to receivables and prepayments in respect of sales and inventory acquisition or land use right purchases from related parties with common ultimate investors. Details with such parties are as follows:

	At December 31,
Name of related party	2010	2011
	$	$

CEEG (Nanjing) Semiconductor Co., Ltd.	3,359,847	23,824,464
CEEG (Nanjing) Special Transformer Co., Ltd.	5,230,447	5,815,839
China Electric Equipment Group Co., Ltd.	326	-
CEEG Nanjing International Trade Co., Ltd.	29,178,994	-
CEEG (Nanjing) Solar Research Institute	4,808,052	-
	42,577,666	29,640,303

In 2011, the non-trade related balance of $615,717 pertains to the electric charge that the Group paid on behalf of CEEG (Nanjing) Semiconductor Co., Ltd and welfare charge that the Group paid on behalf of China Electric Equipment Group (Hong Kong) Co., Limited.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

17.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Amounts due to related parties:	At December 31,
	2010	2011
	$	$

Trade-related balance	1,365,206	56,970,793
Non-trade related balance	1,097,748	638,728
Amounts due to related parties	2,462,954	57,609,521

Trade related balances pertain to payables and pre-collected amounts in respect of rental, inventory purchases and sales to/from related parties with common ultimate investors. Details of trade related balances with such parties are as follows:

	At December 31,
Name of related party	2010	2011
	$	$

CEEG (Nanjing) Special Transformer Co., Ltd.	36,239	234,770
China Electric Equipment Group Co., Ltd.	182,644	109,699
China Electric Equipment Group (Hong Kong) Co., Limited	19,167	5,619
Jiangxi Jingde Semiconductor New Material Co., Ltd.	168,518	-
Eco Energy S.r.l.	894,813	902,482
CEEG (Jiangsu) Limited	55,180	1,859
CEEG (Jiangsu) Insulative New Material Co.,Ltd.	8,645	11,640
CEEG (Nanjing) Semiconductor Co., Ltd.	-	55,704,724
	1,365,206	56,970,793

CEEG (Nanjing) Semiconductor Co., Ltd. (“CEEG Semi”) is a processor of ingot and wafers, with capacity of 20 MW per year. The Company purchased wafers from CEEG Semi beginning in 2009 and had an average monthly purchase quantity of 3 million pcs in 2011, which results the payable balance of $55.7 million as of December 31, 2011.

In 2010, the non-trade related balance pertains to the electric charge that China Electric Equipment Group Co., Ltd paid on behalf of the Group. In 2011, the non-trade related balance pertains to a payment that was collected on behalf of CEEG Nanjing International Trade Co., Ltd. from a third party.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

17.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Related party transactions

Other than as disclosed in Note 8, details of related party transactions are as follow:

sales to related parties with common ultimate investors:

Name of related party	Years ended December 31,
	2009	2010	2011
	$	$	$

CEEG Nanjing International Trade Co., Ltd.	-	15,234,153	4,682
*SST	54,921,565	121,455,630	-
CEEG (Nanjing) Solar Research Institute	688,835	6,564,291	10,113,561
*NRE	26,691,008	119,811,919	-
CEEG (Nanjing) Semiconductor Co., Ltd.	42,283	3,196,049	15,609
China Electric Equipment Group (Hong Kong) Co., Limited	1,417	-	36,250
	82,345,108	266,262,042	10,170,102

purchase of raw materials from related parties with common ultimate investors are as follows:

Name of related party	Years ended December 31,
	2009	2010	2011
	$	$	$

CEEG (Nanjing) Solar Research Institute	475	1,218,487	-
*SST	4,193,444	8,332,132	-
CEEG (Nanjing) Semiconductor Co., Ltd.	6,529,087	42,376,869	73,351,421
China Electric Equipment Group (Hong Kong) Co.,Limited	319,271	-	-
*NRE	227,919	625,604	-
Jiangxi Jingde Semiconductor New Material Co., Ltd.	2,169,476	10,724,422	-
CEEG(Jiangsu) Insulative New Material Co.,Ltd.	-	-	21,670
	13,439,672	63,277,514	73,373,091

* Prior to the acquisitions

In December 2010, NRE prepaid $5.6 million to CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. for purchase the right to use a parcel of land of approximately 77,565.4 square meters in Nanjing.

In February 2011, Sunergy Nanjing purchased equipment and technology services from CEEG (Nanjing) Solar Research Institute in the amount of approximately $0.8 million in connection with the building integrated photovoltaic system to be installed in the Group’s Nanjing facilities.

In March 2011, NRE purchased manufacturing site and ancillary premises of approximately 25,000 square meters from CEEG (Nanjing) Special Transformer Co., Ltd in the amount of approximately $8.0 million.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

18.	COMMITMENTS AND CONTINGENCIES

a)	Operating lease commitments

The Group has operating lease agreements principally for staff quarters and for warehouse premises in the PRC. Such leases have remaining terms generally within 48 months, and are renewable upon negotiation. Rental expense was $302,253, $820,175 and $ 2,086,451 for the years ended December 31, 2009, 2010 and 2011, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2011 were as follows:

Twelve-month period ending December 31,
2012	$1,050,281
2013	$661,973
2014	$402,488
2015	$28,567
2016	$28,567
Over 5 years	$116,650
$2,288,526

b)	Purchase commitments

	At December 31,
	2009	2010	2011
	$	$	$
Commitments to purchase property, plant and equipment (1)	2,742,662	7,018,226	51,095,125
Commitments to purchase silicon raw materials (2)	-	6,070,617	1,314,053,548
	2,742,662	13,088,843	1,365,148,673

(1)	Future payment required for purchase of property, plant and equipment are as follows:

Twelve-month period ending December 31,
2012	$44,848,625
2013	$5,727,950
2014	$518,550
Total	$51,095,125

(2)	As of December 31, 2011, the Group had entered into certain long-term silicon procurement contracts, under which the Group agreed to purchase silicon wafers in an aggregate quantity of approximately 1,147 million pieces over the next five years at the price determined monthly.

Based on the prevailing market price as of December 31, 2011, future payments required under these long-term supply agreements are as follows:

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

18.	COMMITMENTS AND CONTINGENCIES – continued

Twelve-month period ending December 31,
2012	$204,218,444
2013	$246,593,344
2014	$287,133,584
2015	$288,054,088
2016	$288,054,088
Total	$1,314,053,548

c)	Contingencies

Dispute with Solarmax

On December 12, 2011, SolarMax Technology, Inc., or SolarMax, a corporation incorporated in California, U.S.A., filed a complaint in the Superior Court of the State of California County of Los Angeles against the Group. The complaint alleged a breach of contract and intentional misrepresentation in connection with solar modules purchased by SolarMax from the Group and sought compensatory and actual damages in excess of $20 million, punitive damages and attorneys’ fees and costs. China Sunergy (US) Clean Tech Inc. was served with a summons and complaint in January 2012. In February 2012, the Group filed a motion to compel arbitration through the China International Economic and Trade Arbitration Commission as required by the contract terms. On March 28, 2012, the parties entered into an agreement whereby plaintiff would voluntarily dismiss the complaint without prejudice in exchange for a mutual waiver of attorney fees and costs. On April 4, 2012 the request for dismissal was entered and the case has now been dismissed.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data and unless otherwise stated)

19.	SEGMENT INFORMATION

The Group's chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Based on this assessment, the Group has determined that it operates in a single business segment that includes the design, development, and manufacture of solar cells and modules. The following table summarizes the Group's revenues generated from different geographic locations:

	Years ended December 31,
	2009	2010	2011
	$	$	$
Europe:
- Germany	67,119,945	28,200,774	57,314,051
- Italy	7,557,142	63,466,986	170,680,970
- Spain	2,742,703	19,171,470	4,432,090
- Belgium	-	11,850,788	46,114,145
- France	-	8,745,007	58,439,157
- Czech Republic and Slovakia	-	3,837,593	28,259,894
- Others	1,782,935	12,488,306	42,375,518
Europe total	79,202,725	147,760,924	407,615,825

PRC	185,176,939	330,377,693	38,086,463
India	1,657,445	-	49,415,452
South Korea	408,947	8,208,136	7,234
Australia	11,947,449	7,925,457	32,599,218
America	2,568,090	6,532,809	3,991,732
Others	3,903,774	16,414,158	34,575,831
Total net revenues	284,865,369	517,219,177	566,291,755

Substantially all the identifiable assets of the Group are located in the PRC.

* * * * * *

Additional information-financial statements schedule 1

china sunergy co., ltd.

Financial information for parent company

BALANCE SHEET

(In U.S. dollars, except for share data)

	December 31,
	2010	2011
	$	$

ASSETS
Current assets:
Cash	3,011,939	2,013,683
Restricted cash	11,250,000	-
Amount due from subsidiaries	95,636,800	96,937,218
Dividend receivable	15,827,573	-
Other receivables	308,378	107,620
Total current assets	126,034,690	99,058,521

Investments in subsidiaries	144,326,977	67,610,830
Restricted cash-collateral account	18,521,580	1,654,240
Convertible senior notes issuance cost	2,610,744	980,684
Total assets	291,493,991	169,304,275

Liabilities and equity:

Liabilities:

Other liabilities	2,163,592	1,063,621
Total current liabilities	2,163,592	1,063,621

Collateral account payable	18,521,580	1,654,240
Convertible senior notes payable	44,000,000	27,500,000
Total liabilities	64,685,172	30,217,861

Equity:
Ordinary shares (par value $0.0001; 463,247,600 shares authorized, 267,287,253 shares issued and outstanding as of December 31, 2010 and 2011)	26,729	26,729
Additional paid-in capital	185,475,047	185,366,825
Retained earnings (accumulated deficit)	13,286,290	(81,006,405)
Accumulated other comprehensive income	28,020,753	34,699,265
Total equity	226,808,819	139,086,414
TOTAL LIABILITIES AND EQUITY	291,493,991	169,304,275

china sunergy co., ltd.

Statement of operations

(In U.S. dollars)

	Year ended December 31,
	2009	2010	2011
	$	$	$

General and administrative expenses	(3,808,452)	(1,773,573)	(706,531)
Total operating expenses	(3,808,452)	(1,773,573)	(706,531)
Loss from operations	(3,808,452)	(1,773,573)	(706,531)
Interest expense	(3,577,417)	(3,090,395)	(3,794,996)
Interest income	2,307,727	815,331	755,895
Equity in gains (losses) of subsidiaries	(7,529,646)	55,539,477	(99,222,232)
Other income, net	2,338,441	243,415	8,675,169
Net income (loss)	(10,269,347)	51,734,255	(94,292,695)
Net income (loss) attributable to Company ordinary shareholders	(10,269,347)	51,734,255	(94,292,695)

china sunergy co., ltd.

Statement of cash flows

(In U.S. dollars)

	Year ended December 31,
	2009	2010	2011
	$	$	$

Operating activities:
Net income (loss) attributable to China Sunergy Co., Ltd.	(10,269,347)	51,734,255	(94,292,695)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in gains/losses of subsidiaries	7,529,646	(55,539,477)	99,222,232
Share-based compensation	1,327,033	543,510	(108,222)
Gain on repurchase of convertible senior notes	(2,155,000)	-	(7,440,000)
Amortization of convertible senior notes	1,393,248	1,000,395	1,630,060
Others	494,346	-	(223,637)

Changes in operating assets and liabilities:
Other receivables	36,484	(186,318)	200,758
Other liabilities	(1,168,212)	(367,258)	(876,334)
Amounts due from subsidiaries	-	3,704,375	(1,300,418)
Net cash provided by (used in) operating activities	(2,811,802)	889,482	(3,188,256)

Investing activity:
Amounts due from subsidiaries	(729,442)	-	-
Decrease in restricted cash	-	-	11,250,000
Net cash provided by (used in) investing activity	(729,442)	-	11,250,000

Financing activities:
Amounts due to subsidiaries	253,263	-	-
Cancellation of restricted shares	(479)	-	-
Payment of convertible senior notes repurchase	(1,845,000)	-	(9,060,000)
Net cash used in financial activities	(1,592,216)	-	(9,060,000)
Net increase in cash and cash equivalents	(5,133,460)	889,482	(998,256)
Cash and cash equivalents at the beginning of the year	7,255,917	2,122,457	3,011,939
Cash and cash equivalents at the end of the year	2,122,457	3,011,939	2,013,683

Supplemental disclosure of non-cash investing activities:
Restricted cash collateral received in connection with share-lending arrangement	2,968,770	(1,949,640)	(16,867,340)

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

- 48 -