Form 20-F/A
period 2011-12-31
China Sunergy Co., Ltd.
filed 2012-08-13
CIK 1396247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

 FORM 20-F/A

 (Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

 EXPLANATORY NOTE

China Sunergy Co., Ltd.(the “Company”) is filing this Amendment No. 1 to its annual report on Form 20-F (the “2011 Form 20-F”) for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2012, for the sole purpose of amending Exhibits 4.33, in response to the comments received from the Staff of the SEC following a review of the Company’s confidential treatment request. Exhibits 4.33 to this Amendment No. 1 to the 2011 Form 20-F supersedes and replaces the corresponding exhibit to the 2011 Form 20-F filed with the SEC on April 26, 2012.

This Amendment No. 1 consists of a cover page, this explanatory note, a list of exhibits (Item 19 of Part III), a signature page, Exhibits 4.33 and currently-dated certifications by our principal executive officer and our principal financial officer.

This Amendment No. 1 speaks as of the initial filing date of the 2011 Form 20-F, except for the certifications referenced above. Other than as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2011 Form 20-F or reflect any events that have occurred after the initial filing date of the 2011 Form 20-F. As a result, the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011, as amended by the Amendment No. 1, continues to speak as of the initial filing date of the 2011 Form 20-F.

1

PART III

Item 19

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).
2.2	Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
2.3	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 Amendment No. 2 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
2.4	Indenture dated as of July 1, 2008 between Wilmington Trust Company and the Registrant (incorporated by reference to Exhibit 4.8 of the Report of Foreign Private Issuer on Form 6-K filed by China Sunergy Co., Ltd. on July 2, 2008).
2.5	Amendment No.1 to Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders of the American Depositary Receipts (incorporated by reference to Exhibit 99.A2 from our Registration Statement on Form F-6 Amendment No. 1 (file no. 333-142574) filed with the Securities and Exchange Commission on December 9, 2011).
4.1	Subscription Agreement among the Registrant and other parties therein dated as of September 17, 2006 (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.2	Shareholders Agreement among the Registrant and other parties therein dated as of September 26, 2006, amended as of October 24, 2006, March 22, 2007 and April 24, 2007 (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.3	Registration Rights Agreement among the Registrant and other parties therein dated as of September 26, 2006 (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.4	Sale and Purchase Agreement among the Registrant, Sunergy BVI and other parties therein dated as of August 29, 2006 (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.5	Agreement for the Transfer and Assumption of Obligations among the Registrant, Sunergy BVI and other parties therein dated as of August 29, 2006(incorporated by reference to Exhibit 4.8 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.6	Subscription Agreement among the Sunergy BVI, Sunergy Nanjing and other parties therein dated as of April 4, 2006 (incorporated by reference to Exhibit 4.9 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007)

4.7	Warrant Purchase Agreement among the Sunergy BVI, Sunergy Nanjing and other parties therein dated as of March 8, 2006(incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.9	Second Share Incentive Plan, including form of Restricted Share Award Agreement (incorporated by reference to Exhibit 4.9 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.10	Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.11	Form of Employment Agreement between the Registrant and Senior Executive Officers of the Registrant (incorporated by reference to Exhibit 4.11 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.12	Form of Director Agreement between the Registrant and certain independent directors (incorporated by reference to Exhibit 4.12 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.13	English Translation of Authorization License for Usage of Trademark between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of June 7, 2006(incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.14	English Translation of Trademark License Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of March 15, 2006(incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.15	English Translation of License Authorization for Usage of Trademark between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of February 9, 2006(incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.16	English Translation of Purchase Contract between Jiangsu Zhongneng and Sunergy Nanjing dated as of March 1, 2007 (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.17	English Translation of Property Lease Contract between CEEG (Nanjing) Special Transformers Co., Ltd. and Sunergy Nanjing dated as of August 29, 2006 (incorporated by reference to Exhibit 10.37 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.18	Series A and Series B Preferred Shares Sale and Purchase Agreement dated as of March 22, 2007 (incorporated by reference to Exhibit 10.39 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
4.19	English Translation of Joint Venture Contract between Sunergy BVI and CEEG in 2007 (incorporated by reference to Exhibit 4.50 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.20	English Translation of Land Use Right Transfer Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of July 23, 2007 (incorporated by reference to Exhibit 4.51 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).
4.21	English Translation of Equity Interest Transfer Agreement regarding the transfer of equity interest in China Sunergy (Shanghai) Co., Ltd. between China Electric Equipment Group Co., Ltd. and China Sunergy (Hong Kong) Co., Limited dated as of September 1, 2008 (incorporated by reference to Exhibit 4.61 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009)
4.22	ADS Lending Agreement, dated June 25, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by China Sunergy Co., Ltd. on July 2, 2008).
4.23	English Translation of EPC Contract for Multiple BIPV Photovoltaic Grid-Connected System Demonstration Project of CEEG Nanjing Science and Technology Park between CEEG (Nanjing) Solar Research Institute Co., Ltd. and Sunergy Nanjing dated as of December 29, 2009 (incorporated by reference to Exhibit 4.70 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.24	English Translation of Security Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of April 26, 2010 (incorporated by reference to Exhibit 4.79 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.25	English Translation of Share Transfer Agreement of CEEG (Nanjing) Renewable Energy Co., Ltd. among China Electric Equipment Group Co., Ltd., Sundex Holdings Limited and Sunergy Nanjing dated as of March 15, 2010 (incorporated by reference to Exhibit 4.84 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.26	English Translation of Share Transfer Agreement of CEEG (Shanghai) Solar Science & Technology Co., Ltd. among China Electric Equipment Group Co., Ltd., Sundex Holdings Limited and Sunergy Nanjing dated as of March 15, 2010 (incorporated by reference to Exhibit 4.85 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)
4.27	English Translation of Form of Real Estate Sale Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. (incorporated by reference to Exhibit 4.109 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)
4.28	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of May 10, 2010 and Supplementary Contract dated as of May 31, 2010 (incorporated by reference to Exhibit 4.110 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)
4.29	English Translation of Premises Lease Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. dated as of November 1, 2010 (incorporated by reference to Exhibit 4.115 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)
4.30	English Translation of State-owned Land Use Right Transfer Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. dated as of December 30, 2010 (incorporated by reference to Exhibit 4.116 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.31	English Translation of Sales Contract between CEEG (Nanjing) Renewable Energy Co., Ltd. and CEEG (Nanjing) Solar Research Institute Co., Ltd. dated as of December 20, 2010 (incorporated by reference to Exhibit 4.117 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)
4.32	Loan Agreement between China Sunergy (Nanjing) Co., Ltd. and China Electric Equipment Group Corporation Ltd., dated as of June 27, 2011 (incorporated by reference to Exhibit 99.2 from our Press Release on Form 6-K filed with the Securities and Exchange Commission on July 1, 2011)
4.33**†	English Translation of Long Term Sales Contract between Sunergy Nanjing and Suzhou GCL Photovoltaic Technology Co., Ltd., dated as of January 17, 2011
4.34*	English Translation of Long Term Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of September 22, 2011
4.35*	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of March 9, 2011
4.36*	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of June 7, 2011
4.37*	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of June 23, 2011
4.38*	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of July 15, 2011
4.39*	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of November 17, 2011
4.40*	English Translation of Sales Contract between Sunergy Nanjing and CEEG (Nanjing) Solar Research Institute Co., Ltd. dated as of August 19, 2011
4.41*	English Translation of Sales Contract between Sunergy Nanjing and CEEG (Nanjing) Solar Research Institute Co., Ltd. dated as of August 19, 2011
4.42*	English Translation of Agreement between CEEG (Nanjing) Renewable Energy Co., Ltd., CEEG (Nanjing) Solar Research Institute Co., Ltd., CEEG, CEEG (Nanjing) Semiconductor Co., Ltd., CEEG Nanjing International Trade Co., Ltd., CEEG (Nanjing) Special Transformer Co., Ltd., and CEEG (Jiangsu) Insulative New Material CO., Ltd. dated as of December 31, 2011
4.43*	English Translation of Maximum Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Bank of Communications dated as of May 26, 2011
4.44*	English Translation of Maximum Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Bank of Communications dated as of May 26, 2011
4.45*	English Translation of Maximum Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Evergrowing Bank dated as of January 4, 2011
4.46*	English Translation of Maximum Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Evergrowing Bank dated as of February 28, 2012
4.47	English Translation of Security Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of April 12, 2012

4.48*	English Translation of Facility Lease Agreement between CEEG (Nanjing) Special Transformers Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. dated as of May 1, 2011
4.49*	English Translation of Facility Lease Agreement between CEEG (Nanjing) Special Transformers Co., Ltd. and Sunergy Nanjing in 2011 (undated)
4.50*	English Translation of State-owned Land Use Right Assignment Contract between Yizheng Land and Resources Bureau and China Sunergy (Yangzhou) Co., Ltd. dated as of November 17, 2011
4.51*	English Translation of State-owned Land Use Right Assignment Contract between Yizheng Land and Resources Bureau and China Sunergy (Yangzhou) Co., Ltd. dated as of December 6, 2011
8.1*	Subsidiaries of the Registrant.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).
12.1**	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2**	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Conyers Dill & Pearman (Cayman) Limited.
15.2*	Consent of Jun He Law Offices.
15.3*	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.
101***	INS XBRL Instance Document.
101***	SCH XBRL Taxonomy Extension Schema Document.
101***	CAL XBRL Taxonomy Extension Calculation Linkbase Document.
101***	DEF XBRL Taxonomy Extension Definition Linkbase Document.
101***	LAB XBRL Taxonomy Extension Label Linkbase Document.
101***	PRE XBRL Taxonomy Extension Presentation Linkbase Document.

* Previously filed with the Annual Report on Form 20-F on April 26, 2012.

** Filed with this Amendment No.1 to Form 20-F.

† Confidential treatment is being requested with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Exchange Act of 1934.

*** XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SUNERGY CO., LTD.

By: /s/ Stephen Zhifang Cai

Name: Stephen Zhifang Cai

Title: Chief Executive Officer

Date: August 13, 2012

