Form 20-F
period 2012-12-31
China Sunergy Co., Ltd.
filed 2013-04-26
CIK 1396247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to ____________

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

267,287,253 ordinary shares, par value $0.0001 per share, as of December 31, 2012.

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

INTRODUCTION

In this annual report, except where the context otherwise requires:

•	“we,” “us,” “our company,” “our,” “Sunergy” and “China Sunergy” refer to China Sunergy Co., Ltd., a limited liability company established in Cayman Islands, its predecessor entities and its subsidiaries;

•	“Sunergy Nanjing” refers to China Sunergy (Nanjing) Co., Ltd., previously named CEEG (Nanjing) PV-Tech Co., Ltd., a limited liability company established in China;

•	“SST” refers to CEEG (Shanghai) Solar Science Technology Co., Ltd., a limited liability company established in China;

•	“NRE” refers to CEEG (Nanjing) Renewable Energy Co., Ltd., a limited liability company established in China;

•	“shares” or “ordinary shares” refers to our ordinary shares;

•	“ADSs” refers to our American depositary shares. On December 21, 2011, we effected a change of the ADS to ordinary share ratio from one ADS representing six ordinary shares to one ADS representing 18 ordinary shares. The ratio change has the same effect as a one-for-three ADS consolidation. “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“RMB” or “Renminbi” refers to the legal currency of China; “$” or “U.S. dollars” refers to the legal currency of the United States; and “Euro” or “€” refers to the legal currency of the European Union;

•	“original equipment manufacturing” or “OEM” refers to arrangements under which we process silicon wafers provided by our customers into solar cells, or process solar cells provided by our customers into solar modules, and charge processing fees from these customers;

•	“selective emitter cell” refers to a solar cell in which the regions under its front metal contact and the rest of the front surface areas are separately diffused and optimized;

•	“HP solar cell” refers to a more efficient version of our standard P-type cell, the conversion efficiency of which may generally be higher than that of a standard P-type solar cell as a result of an enhanced production process used;

•	“QSAR™ solar power product” refers to QSAR™ cells and QSAR™ modules. QSAR™ cell is a kind of new P-type solar cell with a structure enabling us to reach a record cell conversion efficiency of approximately 19.65% on QSAR™ production line in 2012. QSAR™ cells are assembled into QSAR™ modules. Our QSAR™ solar products had been originally branded as “Quasar” before March 2012. We have registered the trademarks of “QSAR” in Australia, U.S. and European Union, and we are filing trademark registration applications for the logos “QSAR” in China and India;

•	“Waratah solar power product” refers to Waratah cells and Waratah modules. Waratah cell is a kind of multicrystalline silicon cell with a high level of light-to-electricity conversion rate. Waratah cells are assembled into Waratah modules. We have begun to develop our second generation of Waratah solar power products with an estimated conversion efficiency of 17.6%. We are now filing trademark registration applications for the logo “Waratah” in Australia, Brazil, Philippine, Malaysia, United States, European Union, China, Indonesia, Canada, Japan, Korea and India.

•	“Bi-facial solar power product” refers to bi-facial solar cells and bi-facial solar modules. Bi-facial solar cells are a special type of crystal silicon solar cell which can receive sunlight and produce electrical power from both front and rear surfaces. Bi-facial solar cells are designed with a special structure and metal contact so that they can produce more power from illumination on both sides. Bi-facial solar cells are assembled into bi-facial solar modules, which may be applied in residential situations such as carports, fences, trellises, and porch and patio covers.

•	when calculating our manufacturing or production capacity of solar cells, we have assumed that all products will be made using 156-millimeter monocrystalline silicon wafers, even though we currently use and expect to continue to use a mixture of monocrystalline and multicrystalline silicon wafers, each in sizes of 125-millimeter and 156-millimeter; to the extent we use smaller wafers or multicrystalline wafers, our actual production will be less than our capacity.

Our financial statements are expressed in the U.S. dollar, which is the reporting and functional currency of China Sunergy Co., Ltd. This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.2301 to $1.00, the noon buying rate in effect on December 31, 2012 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. See Item 3. “Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business.” On April 19, 2013, the noon buying rate was RMB6.1772 to $1.00.

We completed our initial public offering of 9,775,000 ADSs (approximately 3,258,333 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change) on May 22, 2007. On May 17, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “CSUN.” On July 1, 2008, we completed an offering of $54.5 million principal amount of 4.75% convertible senior notes due June 2013 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act. Concurrently with the note offering, we also registered the offering of 4,431,000 ADSs (approximately 1,477,000 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change), which we loaned to an affiliate of the initial purchaser of the notes, who in turn sold the borrowed ADSs in the offering. We did not receive any proceeds from the offering of the borrowed ADSs, but have received a nominal lending fee from the ADS borrower.

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

We caution you not to place undue reliance on forward-looking statements.You should read these statements in conjunction with the risk factors disclosed in Item 3 of this annual report, “Key Information—Risk Factors.” We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

I.	PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents our selected consolidated financial information. You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects.” The selected consolidated statement of operations data (other than operating data) for the three years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with those statements. Our selected consolidated statement of operations data (other than operating data) for the years ended December 31, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010, have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	For the Years Ended December 31,
	2008(1)	2009(1)	2010	2011	2012
	(in thousands, except share, per share,
	operating data and percentages)
Consolidated Statement of Operations Data
Net revenues	$350,920	$284,865	$517,219	$566,292	$292,721
Cost of revenues	(335,454)	(268,252)	(424,917)	(564,474)	(293,914)

Gross profit (loss)	15,466	16,613	92,302	1,818	(1,193)

Operating expenses:
Selling and marketing expenses	(3,866)	(2,920)	(5,467)	(19,149)	(20,056)
General and administrative expenses	(16,779)	(24,517)	(17,518)	(41,182)	(75,875)
Research and development expenses	(1,871)	(4,382)	(3,346)	(6,718)	(8,609)
Goodwill impairment loss	—	—	—	(14,807)	—

Total operating expenses	(22,516)	(31,819)	(26,331)	(81,856)	(104,540)
Income (loss) from operations	(7,050)	(15,206)	65,971	(80,038)	(105,733)
Net income (loss)	$(23,324)	$(10,269)	$51,734	$(94,293)	$(133,594)
Less: Net loss attributable to the non-controlling interest	-	-	-	-	(13)
Net income (loss) attributable to China Sunergy Co., Ltd. ordinary shareholders	$(23,324)	$(10,269)	$51,734	$(94,293)	$(133,581)

	For the Years Ended December 31,
	2008(1)	2009(1)	2010	2011	2012
	(in thousands, except share, per share, operating data and percentages)
Net income (loss) per share
-Basic	$(0.10)	$(0.04)	$0.22	$(0.39)	$(0.55)
-Diluted	$(0.10)	$(0.04)	$0.21	$(0.39)	$(0.55)
Shares used in calculating
-basic income (loss) per share	238,079,890	239,366,840	240,545,811	240,701,253	240,701,253
-diluted income (loss) per share	238,079,890	239,366,840	262,009,223	240,701,253	240,701,253
Other Consolidated Financial Data
Gross margin	4.4%	5.8%	17.8%	0.3%	(0.4%)
Consolidated Operating Data
Solar cells sold (in megawatts, or MW)	100.4	181.5	277.2	6.6	12.0
Average selling price of solar cells (in $ per watt)	$3.32	$1.36	$1.35	$0.84	$0.29
Solar modules sold (in MW)	2.6	8.3	67.2	411.5	379.0
Average selling price of solar modules (in $ per watt)	$4.13	$1.87	$1.92	$1.36	$0.74

(1)	Reflects the adjustment for share-lending arrangement retrospectively. Please refer to Note 11 of our audited consolidated financial statements included in this annual report.

	As of December 31,
	2008	2009	2010	2011	2012
	(in thousands, except share and per share data)
Consolidated Balance Sheet Data
Cash and cash equivalents	$94,800	$123,855	$106,468	$209,479	$183,312
Restricted cash	62,400	55,678	84,988	84,435	226,611
Accounts receivable, net	8,906	15,292	65,581	152,286	77,189
Advances to suppliers, net	7,320	184	8,503	5,419	5,320
Amounts due from related parties	18,583	22,103	42,578	634	67,007
Inventories	59,125	22,645	72,335	43,977	83,856
Total current assets	264,657	246,684	407,597	561,349	678,471
Property, plant and equipment, net	102,609	93,790	111,629	164,535	205,707
Total assets	399,278	373,789	578,079	809,909	923,085
Short-term bank borrowings	$97,299	$102,516	$139,530	$286,888	$463,554
Current portion of long-term borrowing	—	—	—	35,329	48,865
Accounts payable	29,099	27,411	51,646	47,720	128,347
Amounts due to related parties	246	2,369	2,463	57,610	70,582
Convertible senior notes	—	—	—	—	1,500
Total current liabilities	146,622	139,063	246,376	498,575	771,698
Long-term bank borrowings	—	—	30,199	125,439	122,859
Convertible senior notes	48,098	44,000	44,000	27,500	—
Total equity	176,511	167,719	226,809	139,086	6,320
Total liabilities and equity	399,278	373,789	578,079	809,909	923,085

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

We are operating with a significant working capital deficit, and may experience continued difficulty in collecting accounts receivable; if we do not successfully execute our liquidity and other business plans, we face the risk of not being able to continue as a going concern.

We operated with significant loss and negative operating cash flow for the years ended December 31, 2011 and 2012. As of December 31, 2012, we had a working capital deficit (total consolidated current liabilities exceeding total consolidated current assets) of $93.2 million. As of the same date, while we had cash and cash equivalents of $183.3 million, and restricted cash of $226.6 million, we had short-term bank borrowings of $463.6 million, all due within one year and the current portion of long-term debt amounting to $48.9 million. We incurred operating losses of $80.0 million and $105.7 million for the year ended December 31, 2011 and 2012, respectively.

In addition, the solar industry is being negatively impacted by a number of factors including, among other things, supply-demand imbalance, high inventory levels in the industry, reduction of government incentives in key solar markets and import tariffs. These factors have contributed to declining average selling prices for our solar power products. For example, the average selling price per watt of our solar modules has fallen from $1.92 in 2010 to $0.74 in 2012. All these circumstances raise doubt about our ability to continue as a going concern.

We are in need of additional funding to sustain our business as a going concern, and we have formulated a plan to address our liquidity problem. Our liquidity plan includes:

•	obtaining additional bank financing;

•	using available credit facilities to roll-forward short-term borrowings;

•	obtaining funding from the issuance of additional equity or debt, subject to market conditions; and

•	reorganization of our business.

Historically, we have renewed or rolled over most of our short-term bank loans upon the maturity date of such loans. In the first quarter of 2013, we renewed short-term bank borrowings of $41.4 million for one more year. We have also obtained non-binding letters of support from two major PRC state-owned non-retail banks indicating their intentions to continue providing financial support to us, including possible extensions or renewal of existing loans, which will become due in the fourth quarter of 2013. However, we cannot assure you that we will be able to refinance our short-term bank borrowings as they become due, or will be able to successfully execute our liquidity plan. If we do not successfully execute them, we may not be able to continue as a going concern. The failure of any of liquidity plan events could materially and adversely affect our financial condition, results of operations and business prospects.

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

After significant price movements in 2009, relative stability returned to the industry during 2010 mainly due to global economic conditions. In 2011, the market demand and total shipments increased but the average selling price of solar power products declined because of an over-supply of solar power products driven by increased manufacturing capacity. In 2012, the continued supply-demand imbalance, high inventory levels in the industry and irrational pricing practices as a result of fierce market competition have caused rapid decline in the average selling price of solar power products.

We expect solar power product prices to further decline in the near future due to decreased feed-in tariffs in most European countries, increases in manufacturing capacity in our industry, decrease in polysilicon price, increased production efficiencies and reduced manufacturing costs as a result of improving technology. The average selling price per watt of our solar modules has decreased from $1.36 in 2011 to $0.74 in 2012. We have taken a series of measures in response to the worsening market environment, including implementing technical innovation and diversifying into new geographies. However, we can’t assure you that these measures will effectively save our costs or boost our revenues. If the prices of our products continue to decline, or we are unable to lower our costs in line with price declines, whether through increasing manufacturing efficiency, securing raw materials at lower costs or technological advances, our revenues and profitability would be materially and adversely affected.

We have been exposed and will continue to be exposed to credit risk of our customers.

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

Given the general economy, particularly the tightening of credit markets, we have extended credit to certain customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due, ultimately increasing our accounts receivable and exposure to credit risks of our customers. As of December 31, 2011 and 2012, outstanding accounts receivable balance from customers representing 10% or more of total gross accounts receivable accounted for approximately 23% and 22%, respectively, of our total gross outstanding accounts receivable. Our accounts receivable increased significantly from $65.6 million as of December 31, 2010 to $152.3 million as of December 31, 2011, and decreased to $77.2 million as of December 31, 2012, while our balance of provision for doubtful accounts increased from $3.2 million in 2010 to $15.9 million in 2011, and further increased to $63.0 million in 2012, primarily as a result of certain customers’ bankruptcy, failure to settle accounts receivables, or the continuing deterioration of their financial condition and creditworthiness. For example, we recorded provision for doubtful accounts of $30.6 million in 2012 as our management determined that the possibility of collecting the accounts receivable from one of our customers, Ecoware S.P.A., or Ecoware, became remote. In 2011, we entered into a series of contracts with Ecoware, an Italian company specializing in PV technologies, under which, among other things, we agreed to supply solar modules to Ecoware, engage Ecoware to construct several solar power projects for us and purchase from Ecoware all equity interest in a company holding interests in several solar projects. Ecoware’s parent company, Aión Renewables S.p.A., or Aión, agreed to guarantee Ecoware’s performance under many of these contracts. Ecoware and Aión have been declared bankrupt by Italian courts on March 28, 2013 and March 15, 2013, respectively. At this stage, we can’t assure you whether we will be able to recover any of our trade receivable, advances and other payments that Ecoware owed to us under these contracts, as well as any damages we suffer. If we can’t recover such trade receivable, advances, other payments and damages, our liquidity and results of operation could be adversely affected. Moreover, these legal proceedings may be time-consuming and costly, and could distract our management’s attention from our ordinary business, which may further affect our results of operations, business and prospects negatively.

We have recently started to require collaterals and securities from most of our customers to whom we granted credit terms, and we plan to reduce our revenues derived from credit sales as a percentage of our total net revenues in 2013. However, we can’t assure you that we will be able to obtain collaterals and securities from our customers or effectively reduce percentage of credit sales as planned. We are also exposed to the credit risk of new customers with whom we have not had extensive business dealings historically. If our customers fail to meet their payment obligations or the collaterals and securities provided are not sufficient, our financial position, liquidity and results of operations would be materially and adversely affected.

The availability and price of silicon raw materials may affect our gross margins and profitability.

Polysilicon is an essential raw material in our production of solar power products. The procurement costs of silicon wafers and other silicon-based raw materials have accounted for a large portion of our cost of revenues since we began our commercial production of solar cells in August 2005. From early 2007 to the fourth quarter of 2008, mainly due to growing demand for solar power products and limited supply of polysilicon, there was an industry-wide shortage of polysilicon, which resulted in increasing polysilicon price. From late 2008 to the second half of 2009, however, there was an industry-wide excess supply of polysilicon, primarily due to increased supply from both existing polysilicon manufacturers and new entrants and weakened demand from the end market. As a result, polysilicon spot prices fell significantly from late 2008 to the second half of 2009, before stabilizing in 2010. In 2011, polysilicon price remained stable and moderately declined in the first three quarters, but collapsed in the fourth quarter of 2011. According to Solarbuzz LLC, or Solarbuzz, an independent solar energy research and consulting firm, polysilicon price decreased to below $30 per kilogram by the end of 2011. In 2012, the average selling price of polysilicon further declined to $24.7 per kilogram.

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

We have only expanded into solar module businesses for a very short period of time and plan to continue our integration strategy. Any failure to successfully implement this strategy could have a material adverse effect on our growth, business prospects and results of operations.

On November 1, 2010, we completed the acquisition of SST and NRE, both of which were our related parties at the time of such transactions, from China Electric Equipment Group Co., Ltd., or CEEG, an entity controlled by Mr. Tingxiu Lu, and Sundex Holdings Limited, a company not affiliated with us, for total consideration of approximately RMB308.0 million ($48.9 million). SST and NRE integrate the research and development, production, sales and servicing of solar modules, with total annual production capacities of 915 MW as of December 31, 2011. The acquisitions facilitated the implementation of our strategy to expand into solar module business.

However, our ability to successfully implement this strategy is subject to various risks and uncertainties, including:

•	our short history in the solar module business;

•	our ability to compete effectively with other companies engaging in similar business;

•	the level of demand for solar module products;

•	our possible lack of competitiveness in product quality and cost structure for the solar module business;

•	the solar module business typically has longer cash conversion cycles with respect to our inventory and therefore results in our longer accounts receivable turnover time;

•	our expanded warranty liabilities associated with the solar module business, with the warranty period for solar modules lasting for 10 to 25 years in various situations, which results in higher warranty costs compared to those relating to sale of solar cells;

•	the need for additional capital to finance our new business operations, which may not be available on reasonable terms or at all;

•	our ability to maintain and develop relationships with solar module customers, including existing customers of the companies we acquired;

•	our ability to offer module products in countries presenting cultural, language, regulatory or other barriers;

•	our ability to integrate the companies we acquired;

•	our ability to hire and retain staff with relevant experience in solar module business; and

•	new risks associated with the solar module business yet to be fully understood by the industry and market.

Solar module business contributed 98.6% and 95.9% of our net revenues in 2011 and 2012, respectively, and is expected to continue to contribute most of our net revenues in the future. If we are unable to effectively manage these risks, we may not be able to successfully operate the new solar module business and achieve the expected value of our business integration strategy. We may fail to recoup our investment, and our business, competitiveness and results of operations could be materially and adversely affected.

The acquisitions and our implementation of the strategy of expanding into solar module businesses resulted in substantial changes to our business, including, among others, the change in our customer base, from primarily module manufacturers and system integrators purchasing solar cells to primarily system integrators, solar power project developers and solar power product distributor. We have limited experience engaging in the solar module businesses and may not be successful in establishing a strong reputation in the market. Moreover, this sector of the solar power industry is rapidly evolving and is becoming increasingly competitive. We cannot predict whether, or how quickly, this market will grow.

Moreover, the change of product mix may adversely affect our overall gross margin as a percentage of our revenues. As we just recently expanded into the solar module business, we may experience low gross margin for the sales of our solar module products in order to compete effectively in the market. We may not be able to improve the gross margin percentage of our solar module products to the same level as of our previous solar cell products. As we gradually increase sales of solar modules and if the average selling price of our solar power products continue to decline as a result of deteriorating market conditions, our overall gross margin could be adversely affected. For example, our gross margin decreased from 0.3% in 2011 to negative 0.4% in 2012 primarily due to the decrease in the average selling prices for our solar power products and the decrease in our manufacturing efficiency as a result of instable order flow. All these could adversely affect our growth, business prospects and results of operations.

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

As the solar power industry continues to develop, policy shifts could reduce or eliminate these government economic incentives altogether. For example, according to Solarbuzz, the German government scheduled a tariff reduction in January 2011, retained an annual basic reduction of 9% at year-end and further reduced its feed-in tariffs by over 30% for ground mounted systems and by approximately 20% for rooftop installations from April 1, 2012. The Italian market was also overhung by the uncertainty over funding conditions. In 2012, in order to impede the overheating demand in its solar market, the Italian government began to reduce the budget provided to its PV market under the most recent solar industry funding scheme. In addition, several state governments of Australia have taken measures to reduce the feed-in tariffs in response to the strong demand of its solar market. For instance, the state of Queensland and the state of Victoria have reduced their respective feed-in tariff to a much lower level since July and September 2012, respectively. A significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, would have a material adverse effect on the demand for our solar power products as well as our results of operations.

We export a large amount of our products to Germany, Italy, Bulgaria and France, and, other than the European market, we also expect to sell more products to the United States, China, India, Australia, Japan, Chile, Brazil, Japan, Thailand and other emerging markets.

We have a limited operating history and we have incurred losses in certain prior periods and may incur losses in the future.

We had net income of $51.7 million in 2010 and incurred net loss of $94.3 million in 2011. In 2012, we incurred net loss of $133.6 million. We cannot assure you that we will not incur net losses in the future or that there will be any earnings or our revenue will not decline in any future periods. Our ability to maintain profitability depends on, among others, the growth rate of the solar power market, the continued global market acceptance of solar power products in general and our existing and future products in particular, our ability to secure quality raw materials, primarily silicon wafers, the pricing trend of solar power products, the competitiveness of our technology and products as well as our ability to provide new products to meet the demands of our customers, and our ability to control our costs and expenses. We may not be able to achieve or sustain profitability on a quarterly or annual basis.

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

The demand for solar power products is influenced by macroeconomic factors, such as global economic conditions, the supply and price of other energy products, as well as government regulations and policies concerning the electric utility industry. The global financial markets experienced a downturn in 2008, and since most of the world’s major economies have experienced a period of slow economic growth. The global economic downturn resulted in weakened market demand for products that require significant initial capital expenditures, including solar power products. The global economic downturn in several key solar power markets resulted in fewer investments in new installation projects that make use of solar power products. Existing projects may also be delayed as a result of the tightened credit for project financing and other disruptions. The unfavorable credit environment, which affects the ability of investors to obtain financing for their projects, also contributed to the slowdown of the solar project market. Furthermore, a decrease in the price of other energy products, such as oil, coal and natural gas, could reduce demand for alternative forms of energy, such as solar energy and may reduce the urgency of the market to invest in alternative energy. These macroeconomic factors resulted in reduced demand for our solar power products, and adversely affected our operating results. In 2010, 2011 and 2012, partly due to the impact of global financial market disruption and economic slowdown, some of our customers cancelled or delayed orders for our products.

In addition, a variety of factors, including the European sovereign debt crisis, concerns about the viability of the European Union and the Euro and uncertainty in the U.S. economy’s ability to regain its growth momentum, could cause further disruptions to the global economy. If these macroeconomic factors deteriorate again, the demand for our products will be materially and adversely affected.

Our costs and expenses may increase as a result of entering into firm purchase commitment arrangements with our suppliers.

In response to the industry-wide shortage of silicon raw materials prior to the third quarter of 2008, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Currently we use both short-term and long-term contracts to secure our silicon raw materials supply, and the long-term contracts accounted for approximately 31.7% of all the silicon raw materials that we purchased in 2012. Certain long-term contract provides for firm purchase commitments, under which we undertook to procure a certain percentage of our total silicon wafer requirement from the supplier each year during the term of the contract. Such firm purchase commitments may impair our ability to purchase silicon raw materials from other suppliers on more favorable terms, which may increase our procurement cost. To the extent we are not able to pass the increased costs and expenses on to our customers, our business, financial condition and results of operations may be materially and adversely affected.

We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.

As of December 31, 2012, we had $183.3 million in cash and cash equivalents, $226.6 million in restricted cash, and we had $635.3 million in outstanding borrowings, of which approximately $512.4 million will be due within one year. The amount of our borrowings could constrain our operational flexibility, including requiring a substantial portion of our cash flows to be set aside to service our debt obligations, increasing our exposure to interest rate fluctuations and limiting our ability to obtain additional financing. Furthermore, since early 2011, the People’s Bank of China has raised the reserve requirement ratio several times to curb inflation and regulate the real property market, which caused a decrease in overall market liquidity. However, since December 2011, the People’s Bank of China has begun to decrease the statutory deposit reserve ratio and benchmark interest rate in an effort to maintain the pace of economic growth. We can’t assure you that the relatively low statutory deposit reserve ratio and benchmark interest rate will continue. Any future turmoil in the global or PRC credit markets and the subsequent impact on the liquidity of financial institutions may further adversely affect our ability to fund our business through borrowings, under either existing or newly created instruments in the public or private markets on terms that we believe to be reasonable, if at all. We cannot assure you that we will be able to obtain extensions of our facilities as they mature. Moreover, we may be deemed by the banks to have failed to comply with certain covenants or restriction contained in our facility contracts with banks, such as use of the proceeds, which may entitle banks to demand earlier repayment of entire principal amounts and interest accrued. If we are required to make such earlier repayment, or if we are unable to obtain extensions of certain existing facilities, or if we are unable to obtain sufficient alternative funding on reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. We cannot assure you that our business will generate sufficient cash flows from operations to repay these borrowings. In addition, repaying these borrowings with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth.

In addition, we may also need a significant amount of cash to meet future capital requirements in connection with our business plan in order to remain competitive. Future acquisitions, expansions, market changes or other developments may also require additional funds. If we fail to effectively manage our cash flows from operations and borrowings to support our cash flow requirements, or fail to comply with use of facilities as required by our loan arrangements, we may encounter difficulty in maintaining our liquidity, which would have a material adverse effect on our business, financial condition and future prospects.

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

We currently expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our solar modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying product offerings. Although none of our customers represents 10% or more of our net revenue for the year ended December 31, 2012, approximately 28.3% of our net revenues were derived from sales of solar power products to our top five customers. We have competitors who may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. We cannot assure you that we will continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. The loss of one or more of our significant customers and reduced or cancelled orders from one or more of our significant customers may cause material fluctuations or declines in our revenues.

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

Anti-dumping and anti-subsidy proceedings have been initiated in the United States and European Union in relation to imports of Chinese solar power products. These proceedings may result in the imposition of anti-dumping or countervailing duties, or a combination of the foregoing. These and other similar measures could trigger trade disputes in the international solar power product markets. While other countries that we sell our products to have not initiated similar investigations or proceedings, we cannot guarantee that our sales to overseas markets will not increase the risk of protectionist investigations or proceedings against us.

In October 2011, SolarWorld Industries America Inc. filed a petition with the U.S. International Trade Commission (“ITC”) and U.S. Department of Commerce (“DOC”), claiming that Chinese photovoltaic, or PV, manufacturers are unfairly dumping products at below cost to capture U.S. market share and that Chinese producers are benefitting from massive government subsidies. We were not included as one of the mandatory respondent companies to the United States government’s countervailing investigations. On March 20, 2012, a preliminary determination was issued with an average countervailing duty rate of 3.61% applicable to China Sunergy solar cells produced in China that are imported, including as part of modules or panels, into the United States. The DOC also preliminarily determined that the countervailing and anti-dumping duty investigations apply only to solar cells made in China, as well as panels and modules, regardless of where manufactured, incorporating such cells. The investigations would not apply to panels or modules made in China of which solar cells are manufactured in a third country. We were not selected as a mandatory respondent to the anti-dumping investigation and participated in this case as a separate rate respondent. The DOC and ITC have made their final determinations on October 9, 2012 and November 7, 2012, respectively, with the anti-dumping order and countervailing order issued on December 7, 2012. From that date forward, we would be subject to an anti-dumping duty at the rate of 25.96% and a countervailing duty at the rate of 15.24% for our solar cells produced in China that are imported, including as part of modules or panels, into the United States. The determinations trigger deposit requirements at the final rates on imports into the United States, which could be substantial, as to our affiliated U.S. import operations and increase our cost of selling into the United States and thus could adversely impact our export sales to the United States. PRC respondent companies are entitled to an opportunity to contest the determinations in the relevant U.S. court, but it is unclear whether they will do so and what the outcome might be. If the determinations are not contested or contested unsuccessfully, duties are applied retroactively on imports entered into the United States from the time of the preliminary determinations, which will materially and adversely affect our current and future sales in the United States.

On September 6, 2012 and November 8, 2012, respectively, the European Commission announced the initiation of an anti-dumping investigation and an anti-subsidy investigation concerning imports into the European Union of crystalline silicon PV modules and key components originating in China. Further, on March 6, 2013, the European Commission also moved to require registration of imports of silicon PV modules and key components into the European Union from China. The European Commission is expected to issue its provisional findings concerning its anti-dumping investigation by June 5, 2013, and concerning its anti-subsidy investigation by August 5, 2013. Its decision as to the imposition of any definitive measures will be presented before December 5, 2013. We are one of the China-based companies who produce and export crystalline silicon PV modules and key components to the European Union. Our revenues from sales in the European countries, as a percentage of our total net revenues, represent 28.6%, 72.0% and 71.1% in 2010, 2011 and 2012, respectively. If the European Commission determines to impose anti-dumping and/or countervailing duties in the end, our sales to the European countries, our business, revenues and results of operations will be materially and negatively impacted. In addition, we cannot assure you that there will not be similar actions taken in the future in other countries or areas against Chinese-made solar power products. If other countries or areas initiate anti-dumping investigation against Chinese exporters or imposes anti-dumping measures, including increasing tariffs on solar power product imported from China, our export to such countries or areas could be materially and adversely affected.

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

The market for solar power products is highly competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Our competitors include crystalline based solar cell and module manufacturers such as SunPower Corporation, Suntech Power Holdings Co., Ltd., Trina Solar Limited, Yingli Green Energy Holding Company Limited, Canadian Solar Inc., Hanwha SolarOne Co., Ltd., Jinko Solar Holding Co., Ltd., ReneSola Ltd. and Sharp Corporation. Some of our competitors, for example Yingli Green Energy Holding Company Limited have also become vertically integrated, from polysilicon, wafer and module manufacturing to solar system integration. During periods of raw material supply shortage, their internally produced raw materials may enable them to realize a higher margin in comparison with other solar power product manufacturers.

Decreases in polysilicon prices and increases in solar power product manufacturing capacity could result in substantial downward pressure on the price of solar power products and intensify competition we face. If these negative market and industry trends continue and demand for solar power products and solar power projects weakens, our business and results of operations may be materially and adversely affected. We may also face new competition from thin-film solar manufacturers which may provide more cost-efficient solar technologies for end customers and semiconductor manufacturers, several of which have already announced their intention to start production of solar power products. In addition, the entire solar power industry faces competition from conventional and non-solar renewable energy technologies. Due to relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government subsidies and economic incentives.

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

Project development or construction activities may not be successful and projects under development may not receive required permits or construction may not commence as scheduled, which could increase our costs and impair our ability to recover our investments. In addition, we may not be able to sell the solar power projects we developed under commercially acceptable terms, or at all.

In 2012, we began entering into arrangements to invest in solar power projects. We acquired equity interests in two special purpose vehicles, or SPVs, which were established to hold the assets and assume the liabilities for two solar power projects in the United Kingdom. Through a series of contractual arrangements, we, among other things, supply all solar modules and other related products to each SPV, arrange the construction of the solar power project owned by each SPV and have substantive management rights and oversight in each SPV. These solar power projects have been connected to the grid and begun to generate power since March and April, 2013, respectively. Going forward, we may invest in more solar power projects or sell existing solar power projects to suitable purchasers depending on, among other things, market conditions and return in investment.

The development of solar power projects and construction of solar energy facilities involve numerous risks and potential delays. We may be required to spend significant sums for preliminary engineering, legal, and other expenses before we can determine whether a project is feasible, economically attractive or capable of being built. Success in developing a particular project is contingent upon, among other things:

•	negotiation of satisfactory engineering, procurement and construction agreements;

•	receipt of required governmental permits and approvals, including the right to interconnect to the electric grid;

•	payment of interconnection and other deposits (some of which are non-refundable);

•	obtaining construction financing; and

•	timely implementation and satisfactory completion of construction.

Successful completion of a particular project may be adversely affected by numerous factors, including:

•	delays in obtaining required governmental permits and approvals;

•	uncertainties relating to land costs for projects on land subject to governmental approval;

•	unforeseen taxes, engineering problems, or other issues;

•	construction delays and contractor performance shortfalls;

•	work stoppages;

•	cost over-runs;

•	equipment and materials supply;

•	adverse weather conditions; and

•	environmental and geological conditions.

In addition, we may not be able to sell the solar power projects we develop under commercially acceptable terms, or at all, which will have a material and adverse affect on our business, results of operation and financial condition.

If solar power technology is not suitable for widespread adoption, or if sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may continue to decline, and we may be unable to achieve or sustain our profitability.

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Historical and current market data on the solar power industry are not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

•	cost-effectiveness, performance and reliability of solar power products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies, incentives to support the development of the solar power industry and trade barrier or barrier to entry set by foreign governments;

•	success of other alternative energy generation technologies, such as wind power, hydroelectric power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels or decreases in capital expenditures by end users of solar power products;

•	capital expenditures by end users of solar power products, which tend to decrease when the economy slows down; and

•	deregulation of the electric power industry and the broader energy industry.

If solar power technology is not viable for widespread adoption or sufficient demand for solar power products does not develop or develops to a lesser extent than we anticipate, our revenues may continue to decline.

Advances in solar power technology could render our products uncompetitive or obsolete, which could reduce our market share and cause our sales and profits to decline.

The solar power market is characterized by evolving technological standards that require improved features, such as higher conversion efficiencies and higher power output. This requires us to develop new solar power products and enhancements for existing solar power products to keep pace with evolving industry standards and changing customer requirements. For example, currently we are focused on crystalline silicon technology , which today is the primary technology used by most solar cell and module manufacturers. Some overseas producers have developed alternative forms of solar power technologies, such as thin-film technologies. Failure to further refine our technology and to develop and introduce new solar power products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future.

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

We have invested significantly in research and development of solar power products technology in order to achieve high conversion efficiency required for our advanced solar cells and modules. We are currently upgrading technology for manufacturing QSAR™ solar power products, and in the process of obtaining major product certifications for the bi-facial solar power products. The conversion efficiency of the new types of solar cells may be generally higher than that of mainstream P-type solar cells. Our QSAR ™ solar cells have been commercially shipped by June 2011 and we obtained the TUV certificates for QSAR ™ solar modules in November 2011. In addition, we have completed the development of our second generation of Waratah solar power products in the fourth quarter of 2012, which has an estimated conversion efficiency of 17.6%. We have showcased and will continue to showcase our QSAR ™ solar modules and Waratah solar power products in the industrial conferences or trade fairs to enhance exposure of them to our potential customers. However, we cannot assure you that we will be able to commercially manufacture our advanced solar cells and modules on a large scale in a cost effective way.

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

We have experienced and will continue to experience difficulty in financing construction of our manufacturing and research and development facilities, which may negatively affect our business plan, results of operation and prospects.

We need a significant amount of cash to meet future capital requirements in connection with our business plan, including relocation of certain solar power product manufacturing facilities overseas, as well as research and development activities in order to remain competitive. However, supply-demand imbalance, high inventory levels and continued uncertainty of the PV market have caused rapid decline in the average selling price of solar power products, which adversely affect our profitability and our ability to obtain additional bank borrowing to finance construction of our manufacturing and research and development facilities. For example, in 2012, due to lack of adequate funds, we have determined to delay certain of our planned constructions, including our new solar cell project in Yangzhou, solar cell manufacturing lines in Nanjing and solar cell research and development center in Shanghai. We can’t assure you that we will be able to obtain adequate funds to finance our planned constructions or at all. Failure to commence or complete our planned construction as scheduled would negatively affect our business plan, results of operation and prospects.

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

Our future success depends on our ability to increase both our manufacturing capacity and total output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds, which we may be unable to obtain on commercially viable terms or at all, to purchase raw materials and to build additional manufacturing facilities;

•	delays and cost overruns as a result of a number of factors, many of which are beyond our control, such as increases in the price of silicon raw materials and problems with equipment vendors;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention;

•	the ability to secure sufficient silicon raw materials, primarily silicon wafers, to support our expanded manufacturing capacity; and

•	the recovery of the global economy and demand for solar power products in overseas markets.

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

Because our existing manufacturing capabilities are, and our future manufacturing capabilities will likely remain, concentrated in our manufacturing facilities in Nanjing and Shanghai, China, any problem in our facilities may limit our ability to manufacture products. We may encounter problems in our manufacturing facilities as a result of, among other things, production failures, construction delays, human errors, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience floods, droughts, power losses and similar events beyond our control that would affect our facilities. For example, the unusually heavy snowstorms in the first quarter of 2008 disrupted our power supply and forced us to suspend our manufacturing operations for three weeks. In February 2011, a power loss to our Nanjing facility disrupted our entire manufacturing operation for three days, and continuously influenced part of our manufacturing operation for another three days, resulting in a total loss of production capacity of approximately 3.5 MW. In addition, our Shanghai facility experienced a power loss in 2012, which resulted in a disruption of our manufacturing operation causing certain of our solar cells and modules to be off-specification. Any disruption in our manufacturing process that forces us to shut down and restart our production causes a drop-off in production quality during the first two or three weeks after we resume production, which in turn reduces our yield as more of our output falls below our quality control standards during that period.

Our business depends substantially on the continuing efforts of our chairman, executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of Mr. Tingxiu Lu, our chairman, our executive officers and key employees, especially Dr. Jianhua Zhao, our chief technology officer, Mr. Stephen Zhifang Cai, our chief executive officer, and Dr. Aihua Wang, our vice president. In the past, certain of our executive officers and key employees resigned from their positions. For example, Mr. Ruennsheng Allen Wang resigned from the position as our director and chief executive officer in March 2010. Mr. Siegfried Yi Chou Hsu resigned from the position as our chief financial officer in October 2010. We subsequently appointed Mr. Stephen Zhifang Cai as our chief executive officer and director in March and April 2010, respectively, and appointed Mr. Yongfei Chen as our acting chief financial officer in November 2010 and as our chief financial officer in January 2012. Although we have successfully found replacements for these vacated positions in the past, we cannot assure you that we will continue to be able to find eligible candidates in the future if one or more of our executive officers or key employees are unable or unwilling to continue in their present positions.

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

In light of our increased sales to customers outside China and relocation of certain of our manufacturing operations overseas, we face risks associated with the manufacturing, marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

Historically, we made a majority of our sales to customers located in China. In 2012, we derived 90.0% of our net revenues from sales of our products to customers outside China. We intend to continue to expand our sales in Europe as well as in other overseas markets such as United States, China, India, Australia, Japan, Chile, Brazil, Thailand and other countries and regions. We anticipate that the majority of our solar module products will be sold to customers outside China in 2013. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer or plan to offer our products;

•	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	failure to obtain or maintain certifications or intellectual property protection for our products or services in these markets;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries; and

•	demand for solar power products in overseas markets as influenced by worldwide credit crisis and its effects.

In addition, though all of our manufacturing operations were conducted in China historically, we have relocated some of them overseas. In January 2013, our manufacturing lines in Istanbul have started to produce solar modules.

Our business in foreign markets requires us to comply with various laws concerning, among other thing, manufacturing, labor, environmental protection and tax in the related jurisdictions, and respond timely and effectively to rapid changes in market conditions in the relevant countries. Our overall success as a global business depends, in part, on our ability to succeed in different legal, regulatory, economic, social and political conditions. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business. A change in one or more of the factors described above may have a material adverse effect on our business, prospects, financial condition and results of operations.

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

We rely primarily on trade secrets, patent laws and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection, and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, as of the date of this annual report, we have 81 patents and 66 pending patent applications in China. However, we cannot assure you that in a legal proceeding the claims of our patents would be found valid or that the claims would be interpreted as having sufficient scope to protect the technology we consider important to our business, nor can we assure you that our patent applications will eventually issue with claims of sufficient scope to protect additional technology significant to our business. As a result, we may be unable to exclude third parties from using the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results.

In addition, litigation may be necessary to enforce our intellectual property rights. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as divert other resources away from our business. Moreover, we have limited insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

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

The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. However, from July 2008 until June 2010, the Renminbi traded stably within a narrow range against the U.S. dollar. In June 2010, the People’s Bank of China announced that the PRC government would reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Between June 30, 2010 and December 30, 2011, the value of the Renminbi appreciated approximately 7.2% against the U.S. dollar. On April 16, 2012, the People’s Bank of China further enlarged the floating band of RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. There remains significant international pressure on the PRC government to adopt a more lenient Renminbi policy, which could result in further appreciation of Renminbi against other major currencies. It is difficult to predict how long the current situation may last and when and how Renminbi exchange rates may change going forward.

A major portion of our sales are denominated in Euros and U.S. dollars, with the remainder in Renminbi, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars, with the remainder in Euros. Fluctuations in exchange rates, particularly among the U.S. dollars, Renminbi and Euros, may affect our net profit margins and could result in fluctuations in foreign currency exchange and operating gains and losses. We incurred net foreign exchange loss of approximately $10.6 million in 2011 and has net foreign exchange gain of approximately $0.4 million in 2012. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares and ADSs. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Furthermore, due to the fact that we are paid in Euros for a proportion of our sales, fluctuations in the exchange rate between the Euro and the RMB may also have a material effect on our results of operations.

Starting from 2008, we have entered into a series of foreign currency forward contracts with several commercial banks to hedge our exposure to foreign currency exchange risk. As of December 31, 2012, we had foreign currency forward contracts with a total contract value of approximately $6.6 million. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. As of December 31, 2012, we had a loss of $0.4 million in fair value of derivatives related to forward foreign currency exchange contracts, which was included in the line item “Change in fair value of derivative” in the consolidated statements of operations. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations.

Noncompliance with present or future construction and environmental regulations may result in potentially significant monetary damages and fines.

In the past, we had begun constructing or operating facilities without having obtained all the necessary approvals on the construction or completion acceptance of our certain facilities from relevant PRC construction and environmental protection authorities. As of the date of this annual report, SST received two administrative penalties from Shanghai Songjiang Construction and Communication Committee for such noncompliance occurred in its construction and renovation of facility in Shanghai and we have paid the penalties in June 2011 and December 2012, respectively, and rectified the non-compliance in July 2011 and January 2013, respectively. If we are not able to obtain these approvals in the future, we could be required to pay fines, suspend production or cease operations.

As our manufacturing processes generate noise, waste water, gases and other industrial wastes, we are required to comply with all national and local regulations regarding protection of the environment. In addition, the National People’s Congress of China and the Chinese government have promulgated certain resolutions and regulations regarding climate change, which generally require enterprises to take actions to effectively manage the impact of climate change, develop renewable energy solutions and control emissions. Other than those discussed above, we believe we are in material compliance with present environmental protection requirements and regulations, and have all necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the costs of compliance with such new regulations could be substantial. We believe that we have all of the permits necessary to conduct our business as it is presently conducted. If we fail to comply with present or future environmental regulations, however, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

We have limited insurance coverage and may incur losses resulting from product liability claims.

As the insurance industry in China is still in an early stage of development, product liability insurance available in China offers limited coverage compared to that offered in many other countries. We are exposed to risks associated with product liability claims if the use of our solar power products results in injury, and we can not assure you that the product liability insurance is adequate. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our solar power products in August 2005, and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. Although we have begun purchasing product liability insurances for our solar module products since 2011, there is no assurance that these insurance policies will provide adequate coverage in the event of a successful product liability claim against us. If our product liability insurances are not adequate, the successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. In addition, we have purchased business interruption insurance in 2012, but we can not assure you that it is adequate.

Problems with product quality or product performance may result in a decrease in customers and revenues, incur unexpected expenses or cause us to incur warranty expenses, and may damage our market reputation and prevent us from achieving increased sales and market share.

Our products may contain defects that are not detected until after they are sold or are installed because we cannot test for all possible scenarios. We have received in the past, and may receive from time to time in the future, complaints from certain customers that portions of our solar power products have quality deficiencies. If we deliver solar power products that do not satisfy our customers’ or end users’ quality requirements, or if there is a perception that our products are of poor quality, our credibility and the market acceptance and sales of our solar power products could be harmed. We may also incur substantial expenses to compensate the customers. Historically, some of our sales contracts with overseas customers provided for a 10-year warranty for the performance of our solar cells, and in some cases, our solar cells were sold with up to a 20-year warranty. In 2011, we sold our solar modules with a five-year warranty for defects in materials and workmanship and a minimum power output warranty of up to 25 years following the date of purchase. We also extended our warranty for defects in materials and workmanship from five years to ten years for all standard PV solar modules shipped after August 2011. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results - Overview of Financial Results- Cost of Revenues.” As a result, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We therefore, in accordance with our own history, industry data and industry practices, accrue 1% of our sales of solar modules as warranty costs. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results - Critical Accounting Policies - Warranty Costs.” We have sold solar cells only since August 2005 and only recently started to manufacture and sell solar modules in large scale, which have been in use for only a relatively short period. Due to the short usage history of our products, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

A majority of our production, storage, administrative and research and development facilities are located in close proximity to one another in an industrial park in China. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

A majority of our production, storage, administrative, research and development facilities are located in close proximity to one another in an industrial park in Nanjing, Jiangsu Province, China, where we occupied a site area of approximately 79,800 square meters. A natural disaster or other unanticipated catastrophic event, including power interruption, and war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would be unable to meet our production targets and our business would suffer.

Our manufacturing processes generate noise, waste water, gaseous and other industrial wastes. This creates a risk of work-related accidents and places high demands on work safety measures. No major injuries have occurred at our facilities in connection with work-related accidents to date. Nonetheless, we cannot assure you that accidents involving serious or fatal injuries will not occur at our facilities. Furthermore, there is a risk of contamination and environmental damage associated with substances used in our production processes. The materialization of any of the above risks could have a material adverse effect on our business, financial condition and results of operations.

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

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this assessment and evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012. See “Item 15. Controls and Procedures.” If we fail to maintain an effective system of internal control over financial reporting and an effective system of disclosure controls in the future, we may be unable to accurately report our financial results or prevent fraud, and as a result, investor confidence and the market price of our ADSs may be adversely impacted. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.

Our chairman has significant influence over our company, and his interests may not be aligned with the interests of our other shareholders.

Mr. Tingxiu Lu, our chairman, currently beneficially owns 28.9% of our outstanding share capital as of March 31, 2013. Most of our bank borrowings are guaranteed by Mr. Lu and CEEG, an entity controlled by Mr. Lu. CEEG guaranteed the bank borrowings of Sunergy Nanjing for up to RMB2.5 billion (approximately $401.3 million) until December 31, 2015, subject to adjustment in the event of a material change in CEEG’s credit or operational status. As both our chairman and our principal shareholder, Mr. Lu has significant influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs, including those who purchased our ADSs in our initial public offering.

Our interests may conflict with our joint venture partners and disputes with joint venture partners may adversely affect our business.

As of the date of this annual report, we hold, directly or indirectly, equity interest in several joint venture companies, including those established in Istanbul, Turkey to manufacture solar cells and solar modules. Going forward, we may acquire interests in more joint venture enterprises abroad to execute our business plans by utilizing our partners’ skills, experiences and resources. Our future joint venture enterprises to be established abroad may involve various legal implications in foreign jurisdictions.

In addition, joint ventures involve risks that our joint venture partners may:

•	have economic or business interests or goals that are inconsistent with or adverse to ours;

•	take actions contrary to our instructions or requests or contrary to our policies or objectives;

•	be unable or unwilling to fulfill their obligations under the relevant joint venture agreements;

•	have financial difficulties; or

•	have disputes with us as to the scope of their responsibilities and obligations.

Our present or future joint venture projects may not be successful. We cannot assure you that we will not have disputes or encounter other problems with respect to our present or future joint venture partners or that we will be able to resolve such disputes and solve such problems in a timely manner, or at all. Any failure of us to address these potential disputes or conflict of interests effectively could have a material adverse effect on our business, financial condition, and results of operations.

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

In 2009, we filed a petition in a Norwegian district court seeking injunction with regard to the withdrawal of a $50 million bank guarantee, which was a security for our payment obligation under a long-term supply contract entered into between REC SiTech AS, a Norwegian wafer supplier, and us in June 2008. Without obtaining our written consent as the contract requires, REC SiTech AS merged into REC Wafer Norway AS, or REC Wafer, upon its dissolution on January 1, 2009. Subsequently, the bank guarantee was not renewed. REC Wafer claimed that the non-renewal of the bank guarantee was a breach of contract which according to the supply contract is the basis for the drawdown of the bank guarantee, and it sought to draw on the bank guarantee. After a Norwegian Supreme Court ruling on this case in 2010 the injunction was granted and REC Wafer was prohibited from drawing on the bank guarantee.

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

On October 17, 2011, we entered into a settlement agreement with REC Wafer to settle all disputes between REC Wafer and us. On October 28, 2011, we made a settlement payment to REC Wafer. The settlement amount has limited impact on our profitability. Simultaneously REC Wafer released the $50 million bank guarantees.

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

In November 2011, we filed a complaint with the Intermediate People's Court of Nanjing against Wuxi Jiacheng Solar Power Co., Ltd., or Wuxi Jiacheng. The complaint alleged a breach of contract by Zhejiang Yuhui Solar Energy Source Jiangsu Co., Ltd., or Yuhui Solar, which was acquired by Wuxi Jiacheng prior to filing of this complaint, due to failure to provide us with solar modules as agreed following our payment of the advance, and sought repayment of such advance and liquidated damages. Wuxi Jiacheng filed a counter-claim alleging a breach of contract by us and seeking damages. In June 2012, the Intermediate People's Court of Nanjing ruled, among other things, that (1) Wuxi Jiacheng shall repay us the advance of approximately $803,000 together with accrued interests, and pay us the damages of approximately $1.8 million; and (2) we shall pay Wuxi Jiacheng of approximately $41,900 together with the liquidated damages. Both parties filed appeals with the People's High Court of Jiangsu Province in June 2012. On 20 December, 2012, the People's High Court of Jiangsu Province denied the appeals and sustained the original judgment.

In August 2012, Jiangsu Shunda Semi-conductor Co., Ltd, or Jiangsu Shunda, filed a complaint with the People's Court of Jiangning District of Nanjing against us. The complaint alleged a breach of contract by us due to failure to fulfill our payment obligations of approximately $0.5 million. In October 2012, we raised a dissent of jurisdiction to challenge the jurisdiction of the People's Court of Jiangning District of Nanjing over the case. In the ruling made on 29 October, 2012, the court rejected our dissent of jurisdiction. In November 2012, we appealed this order to the Intermediate People’s Court of Nanjing. On 29 January, 2013, the Intermediate People’s Court of Nanjing rejected the appeal made by us, and sustained the original ruling made by the People's Court of Jiangning District of Nanjing. As of the date of this annual report, the court’s decision on the merits is still pending.

In January 2013, we filed a complaint with the People's Court of Jiangning District of Nanjing against Jiangsu Aide Solar Technology Co., Ltd., or Aide Solar. Aide Solar failed to provide the modules with the quality as agreed under the supply agreement entered into with us in 2009. Aide Solar agreed to refund us approximately $1.0 million upon return of the modules in question by us pursuant to a settlement agreement entered into between Aide Solar and us in 2010. However, Aide Solar failed to fully refund us as agreed, and we filed this lawsuit seeking the outstanding payment from Aide Solar. On 29 January, 2013, the People's Court of Jiangning District of Nanjing has ruled in favor of our request of property preservation against Aide Solar before the trial. As of the date of this annual report, the court has not issued the judgment on the merits.

Unfavorable resolutions of these legal proceedings or any future legal proceedings could materially and adversely affect our results of operations and financial condition. See Item 8, “Financial Information—Legal Proceedings.”

The financial disclosure in interactive data we are required to provide on SEC’s electronic filing system and our own website involve special and technical processing and processes, and may expose us to unintended additional risks and liabilities.

We started to provide financial disclosure in interactive data format on SEC’s electronic filing system and post them on our corporate website in connection with our annual report on Form 20-F for the fiscal year ended December 31, 2011 as required by the SEC rules and regulations. As required by the SEC, we use the Extensible Business Reporting Language, or XBRL, and the taxonomy or standard list of tags in XBRL format developed for financial reporting in interactive format consistent with U.S. GAAP and SEC rules and regulations. The XBRL list of tags contains descriptive labels, definitions, authoritative references to U.S. GAAP and the SEC rules and regulations where applicable, and other elements, all of which aim to provide the contextual information necessary for interactive data to be recognized and processed by software. For the fiscal year ended December 31, 2011, we tagged our consolidated financial statements, with the footnotes and schedules each tagged in a block of text. Starting with this annual report, we will be required to tag the detailed quantitative disclosures within the footnotes and schedules to our consolidated financial statements and will be permitted, but not required, to the extent we choose, to tag each narrative disclosure. As required by the SEC rules and regulations, we are also required to post our interactive data for at least 12 months on our corporate website on the same day we submit or file our annual report on Form 20-F.

When we apply XBRL taxonomy or data tags to our consolidated financial statements and the notes and schedules, we are initially guided by the software in tagging information contained in our financial statements with the appropriate tags in the standard list. Each element in the standard list of tags has a standard label. We typically therefore match the standard labels to each caption in our consolidated financial statements and notes and schedules. To the extent we have flexibility in how to report our financial information under U.S. GAAP in our consolidated financial statements and notes and schedules, we may decide to use a non-standard financial statement line item that is not included in the standard list of tags. In this situation, we will create a company specific element, called an extension. Similarly, when we identify a difference between some elements associated with the standard label and those associated with our financial reporting item, we may change, or extend, the standard label when we tag such financial disclosure.

As financial statements in interactive data format are intended to be processed by software applications, the unprocessed data are not readable by humans. You will need viewers to convert or render the interactive data file to human readable format. Some viewers are similar to Web browsers used to read HTML files. You will also need software to process interactive data so as to automate and facilitate access to and analysis of the tagged data. We cannot assure you of the availability of any applications in existence or under development that may provide the functionality that you require for your purposes. XBRL is an open standard that defines or tags data using standard definitions. These tags are supposed to establish a consistent structure of identity and context, capable of being recognized and processed by a variety of different software applications. We understand that XBRL was developed and is currently supported by XBRL International, and that software applications, such as databases, financial reporting systems, and spreadsheets, recognize and process tagged financial information. You should also note that the XBRL standard will not remain static and is subject to updating, and the list of newer tags may differ significantly from the old or existing list. Such new developments will not only impact our tagging process going forward, but also your use of our tagged financial disclosure.

We are subject to liabilities under the federal securities laws with respect to our interactive data files submitted or filed with the SEC, with a modified liability for our interactive data submitted for the fiscal year ended December 31, 2011 and to be submitted for the fiscal year ended December 31, 2012. Such modification will primarily deem our interactive data not as filed, but only as submitted, for purposes of specified liability provisions under the federal securities laws, and we are additionally protected from liability for failure to comply with the tagging requirements for the fiscal years ended December 31, 2011 and 2012 if our interactive data file should fail to meet the SEC requirements so long as the failure shall have occurred despite our good faith effort and we have corrected the failure promptly after becoming aware of it. In addition, if we fail to provide the required financial disclosure in interactive data format on SEC’s electronic filing system or post such interactive data our own corporate website each on the date so required, we will not be regarded as current with our reports under the Securities Exchange Act, and, as a result, will not be eligible to use the short registration statement forms, such as Form F-3, and will not be deemed to have available adequate current public information for purposes of the resale exemption safe harbor provided by Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

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

We conduct a majority of our manufacturing operations through our PRC subsidiaries. Such PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations have not been fully developed and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the superior government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We rely on dividends paid by our subsidiaries for our cash needs.

We conduct substantially all of our operations through our subsidiaries in the PRC. We primarily rely on dividends paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our PRC subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Our PRC subsidiaries are also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. In addition, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Furthermore, the dividends we receive from our PRC subsidiaries may also be adversely affected by the Law of the People’s Republic of China on Enterprise Income Tax, or the EIT Law, and its implementation rules, or the EIT Law Implementation Rules, which became effective on January 1, 2008. See “—Our global income and the dividends we receive from our PRC subsidiary may be subject to PRC tax under the EIT Law, which would have a material adverse effect on our results of operations.”

Our global income and the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which would have a material adverse effect on our results of operations.

Under the EIT Law and the EIT Law Implementation Rules, which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and will be subject to a 25% PRC enterprise income tax on its global income. The EIT Law Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” On April 22, 2009, the State Administration of Taxation released a circular, or the Resident Enterprise Circular, which sets out the standards and procedures for recognizing the location of the “de facto management bodies” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or the Chinese Funded Enterprise. Under the Resident Enterprise Circular, if (i) a Chinese Funded Enterprise’s major management department and personnel who are responsible for carrying out daily operations are primarily located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise’s financial and human resource matters are located in the PRC; (iii) the major assets, accounting books and records, company seals, board and shareholder meeting resolutions of the Chinese Funded Enterprise are located or maintained in the PRC; and (iv) 50% or more of voting board members or senior executives habitually reside in China, such Chinese Funded Enterprise shall be considered as a PRC resident enterprise. The Resident Enterprise Circular explicitly provides that the above standards shall apply to the enterprises which are registered outside the PRC and funded by Chinese enterprises as controlling investors, therefore such standards may be cited for reference only and may not be directly adopted when considering whether our Company’s “de facto management body” is in the PRC or not. Moreover, the assessment of “resident enterprise” shall be determined by the PRC tax authorities based on the facts and circumstances of each individual case. Accordingly, it is still unclear whether we will be considered as a PRC resident enterprise under the EIT Law as of the date of this annual report. If we are considered a PRC resident enterprise, we will be subject to a 25% PRC income tax on our global income and such 25% PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign- invested enterprises such as our PRC subsidiary, Sunergy Nanjing, were exempt from PRC withholding tax. Pursuant to the EIT Law and the EIT Law Implementation Rules, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-PRC resident enterprises without any establishment or place of business within China or if the dividends payable have no connection with the establishment or place of business of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. China Sunergy (Hong Kong) Co., Limited., or Sunergy Hong Kong, the direct holder of the 100% equity interest in Sunergy Nanjing, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor is deemed as the beneficial owner of the dividend by PRC tax authorities and owns directly at least 25% of the shares of the foreign-invested enterprise). Under the EIT Law Implementation Rules, if we and Sunergy Hong Kong were regarded as PRC resident enterprises, the dividends payable to us from Sunergy Nanjing would be exempt from the PRC income tax. If we were regarded as a non-PRC resident enterprise and Sunergy Hong Kong were regarded as a PRC resident enterprise, then Sunergy Hong Kong would be required to withhold a 10% withholding tax on any dividends payable to us, while if Sunergy Hong Kong is deemed as the beneficial owner of the dividend by PRC tax authorities and regarded as a non-PRC resident enterprise, then Sunergy Nanjing would be required to withhold a 5% withholding tax on any dividends payable to Sunergy Hong Kong. In either case, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and debt service on any debt we incur, could be materially reduced.

In addition, if we are regarded as a PRC resident enterprise, under the EIT Law, any dividends to be distributed by us to our non-PRC shareholders or holders of ADSs will be subject to a withholding tax. We also cannot assure you that any gain realized by non-PRC shareholders or holders of our ADSs from the transfer of our shares or ADSs will not be subject to a withholding tax. Unless there are further rules announced by the Chinese tax authorities, we may be required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders or holders of ADSs, or any gain realized by our non-PRC shareholders or holders of ADSs from transfer of the shares or ADSs, and your investment in our ADSs may be materially and adversely affected.

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

The PRC government has provided various incentives to foreign-invested enterprises. Because Sunergy Nanjing is a foreign-invested enterprise engaged in manufacturing businesses and located in Nanjing, which is within a coastal economic zone, it was entitled to a preferential enterprise income tax rate of 24% prior to January 1, 2008. As a foreign-invested enterprise engaged in manufacturing businesses, Sunergy Nanjing is also entitled to a two-year income tax exemption and 50% reduction for the succeeding three years from the first profitable year. On March 16, 2007, the National People’s Congress of China, or the Congress, enacted the EIT Law, under which foreign invested enterprises and domestically-owned enterprises would be subject to enterprise income tax at a uniform rate of 25%. On December 6, 2007, the State Council promulgated the EIT Law Implementation Rules. Both the EIT Law and its Implementation Rules became effective on January 1, 2008. The EIT Law also provides transitional measures for enterprises established prior to the promulgation of the EIT Law and eligible for lower tax rate or preferential treatment in accordance with the then-prevailing tax laws and administrative regulations. On December 26, 2007, State Council of China promulgated the Circular on Carrying Out the Transitional Preferential Policies concerning Enterprise Income Tax, or the Circular. Under the EIT Law, the Implementation Rules and the Circular, enterprises which were established and already enjoyed preferential enterprise income tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, and the enterprises which previously enjoyed the tax rate of 24% shall be subject to the tax rate of 25% in 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term or 2012, whichever is earlier. However, the Circular also prescribes that if the above transitional relief of enterprise income tax overlaps with the preferential treatments provided by the EIT Law, an enterprise may choose the more favorable treatment, and shall not enjoy both. The treatment cannot be changed once it is chosen. In addition, on April 14, 2008, the Ministry of Finance, the Ministry of Science and Technology and the State Administration of Taxation jointly promulgated the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures. Pursuant to the EIT Law, the EIT Law Implementation Rules and the Recognition Measures, the qualifying High and New Technology Enterprise, or HNTE, is eligible for a preferential tax rate of 15%. See “Item 4. Information On The Company - Business Overview - Regulation - Tax” for a discussion of the requirements to qualify as a HNTE. We received certification of HNTE status for Sunergy Nanjing and SST in October 2008 and December 2009, respectively. Both Sunergy Nanjing and SST renewed their respective HNTE certificates in 2011 and 2012, respectively. Therefore Sunergy Nanjing and SST have been eligible for a 15% tax rate between 2008 and 2013, and between 2009 and 2014, respectively. However, pursuant to the Circular, Sunergy Nanjing chose to enjoy the transitional relief rate of 12.5%, which was the more favorable treatment, from 2008 to 2010, and Sunergy Nanjing has enjoyed the 15% preferential rate since 2011. We cannot assure you that we will be able to successfully renew the HNTE qualification or maintain our current effective tax rate in the future. Any discontinuation of preferential tax treatment or any increase of the enterprise income tax rate applicable to Sunergy Nanjing or SST could have a material adverse effect on our financial condition and results of operations.

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

This regulation, among other things, has certain provisions that purport to require offshore SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. The application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. We believe, based on the advice of our PRC counsel, Jun He Law Offices, that although the CSRC generally has jurisdiction over overseas listing of SPVs like us, it was not necessary for us to obtain CSRC approval for our initial public offering given the fact that we had legally completed the acquisition of all the equity interest in Sunergy Nanjing before the new regulation became effective. Uncertainty as to how this regulation will be interpreted or implemented still remains. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required for our initial public offering and offering of convertible senior notes, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, restrict or prohibit payment or remittance of dividends by Sunergy Nanjing, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Also, if later the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

Regulations relating to offshore investment activities by PRC residents may limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

In October 2005, SAFE issued a regulation entitled “Circular on several issues concerning foreign exchange regulation of corporate finance and roundtrip investments by PRC residents through special purpose companies incorporated overseas,” or Circular No. 75. Circular No. 75 states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies and must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under Circular No. 75, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. While we believe our shareholders have complied with existing SAFE registration procedures, any future failure by any of our shareholders who is a PRC resident or controlled by a PRC resident to comply with relevant requirements under Circular No. 75 could subject our company to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ ability to pay dividends or make distributions to us and our ability to increase our investment in or provide loans to our PRC subsidiaries.

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

Increase in labor costs and the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our profitability.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. Compared to the PRC Labor Law effective as of January 1, 1995, the Labor Contract Law imposes more restrictions and increases costs for the employers to terminate employment, including specific provisions related to fixed term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, the employer is obliged to sign an unlimited term labor contract with an employee if the employer continues to hire the employee after two consecutive fixed term labor contracts or after the employee spends 10 consecutive years working for the employer. The employer also has to pay a compensation fee to the employee if the employer terminates an unlimited term labor contract. Unless an employee refuses to extend an expired labor contract, such compensation is also required when the labor contract expires. Further, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their normal salaries for each waived vacation day. As a result of these new protective labor measures, our labor costs are expected to increase, which may adversely affect our business and our results of operations.

We face risks related to health epidemics and natural disasters, which could have a material and adverse effect on our business and results of operations.

Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. China reported a number of cases of SARS in April 2004. Since 2005, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of a new strain of influenza identified as the Influenza A (H1N1) virus occurred in Mexico resulting in a number of deaths. As the virus continued to spread worldwide including China, the World Health Organization on June 11, 2009 declared the H1N1 virus outbreak a global pandemic. Recently, it has been reported outbreaks of an avian flu caused by the H7N9 virus, including confirmed human cases, in China. The spread of H1N1 or H7N9 or any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China could have a material adverse effect on our business operations. These could include restrictions on our ability to travel or ship our products outside China as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

In addition, in March 2011, Japan was struck by a 9.0-magnitude earthquake and tsunami, which may affect Japan’s production of polysilicon and may result in upward pressure on pricing of silicon raw materials globally. Additionally, the production cost for solar power products is influenced by macroeconomic factors such as global economic conditions, the supply and prices of other energy products such as oil. An increase in oil prices, for example, may increase the production cost for solar power products globally. While such events in the past have not had an adverse impact on us as of the date of this annual report, future natural disasters and health hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the United States Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the United States Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the “big four” accounting firms, including our auditors, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit workpapers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position to lawfully produce documents directly to the SEC due to restrictions under PRC law and specific directives issued by the CSRC. As the administrative proceedings are ongoing, it is difficult to determine their outcome or the resulting consequences to us. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news regarding the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

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

Based on the estimated value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2012, although we cannot assure you we were not a PFIC for such year and cannot assure you that we will not be a PFIC for 2013 and later years. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See Item 10, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

Our amended and restated articles of association provide for a staggered board, which means that our directors are divided into three classes, with around one-third of our board standing for election every year. This means that, with our staggered board, at least two annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

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

As part of our our strategy to enter into solar module business, on November 1, 2010, we completed the acquisitions of our related parties SST and NRE from CEEG, an entity controlled by Mr. Tingxiu Lu, and Sundex Holdings Limited, a company not affiliated with us. The total acquisition consideration of these two modules manufacturers are approximately RMB308.0 million ($48.9 million). See “- Organizational Structure” beginning on page 53 for a detailed discussion of our corporate history.

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

You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is www.chinasunergy.com. The information contained on our website does not form part of this report. Our agent for service of process in the United States is CT Corporation System, located at 1350 Treat Blvd., Suite 350, Walnut Creek, CA 94597.

B.	Business Overview

We manufacture and sell solar cell and solar module products that convert sunlight into electricity for a variety of uses. We also invest in, develop and operate solar power projects. Historically, we primarily manufactured solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. In the fourth quarter of 2010, as part of our business strategy to achieve more vertical integration, we acquired SST and NRE, two solar module manufacturers, from a related party, and began engaging in manufacturing and sales of solar modules. Since then, most of our solar cells have been used for the production of solar modules. Solar modules are arrays of interconnected solar cells encased in a weatherproof frame. Currently our principal end-products are solar modules in different sizes and power outputs but we also manufacture and sell solar cells of various specialties. Currently, we sell solar cells and modules under the brands of “CSUN”.

We commenced business operations in August 2004. In 2005, we had only one solar cell manufacturing line. In 2006, we installed five additional solar cell manufacturing lines and expanded our annual manufacturing capacity of solar cells by 160 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. Our fifth line, which achieved full scale manufacturing capacity in November 2006, commenced commercial mass production of selective emitter cells using monocrystalline silicon wafers, an improved version of the P-type solar cells that we and most other solar cell manufacturers produce, in the fourth quarter of 2007. In 2008 and 2010, we installed four and three new solar cell lines for the production of selective emitter cells, respectively. We began to commercially produce our QSAR™ solar cells in 2011, installed one new solar cells manufacturing line for the production of our QSAR™ solar cells in 2012 and plan to ramp up our QSAR™ solar cells production capacity in 2013. As of December 31, 2012, our 14 solar cell manufacturing lines had an aggregate annual production capacity of solar cells of 504 MW, of which 108 MW has been relocated to Turkey, assuming the use of 156-millimeter monocrystalline silicon wafers. In June 2011, we invested in a new solar cell project in Yangzhou, Jiangsu Province, China, with a target manufacturing capacity of 1 GW of solar cells. The project is under construction as of the date of this annual report.

We expanded our business to the manufacturing and sales of solar modules in the fourth quarter of 2010. In September 2012, we entered into contractual arrangements to establish two joint ventures in Istanbul, Turkey to manufacture solar cells and solar modules. As of December 31, 2012, we had an aggregate annual production capacity of solar modules of 1,155 MW, of which 210 MW has been relocated to Turkey, including 120 MW installed. We expect to ramp up our production capacities for solar cells and solar modules in Turkey in 2013 as we further expand our overseas production capacities. We believe our overseas production capacities will enable us to stay closer to the European market than certain of our competitors which only conduct manufacturing operations in China, capture business opportunities in emerging solar power markets like Turkey and neighboring countries and mitigate adverse effect on our sales to the United States and European countries caused by anti-dumping and countervailing duties imposed or to be imposed. See Item 3. “Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — Measures such as initiation of anti-dumping and anti-subsidy proceedings and imposition of anti-dumping and/or countervailing duties by governments in our overseas markets could materially and adversely affect our export sales.”

In 2012, we began investing in solar power projects. As of the date of this annual report, we have two solar power projects in the United Kingdom, each of which is controlled by our wholly owned SPV. These solar power projects have been connected to the grid and began to generate power since March and April of 2013, respectively.

Since our inception, our research and development team has been led by two solar power researchers, Dr. Jianhua Zhao and Dr. Aihua Wang, who have 33 and 28 years of solar cell research experience, respectively, and established excellent credentials in the solar power industry. Our research and development efforts focus on continually enhancing our solar cell conversion efficiencies, which measure the ability of solar power products to convert sunlight into electricity, and improving our manufacturing operations of both solar cells and modules. In 2012, our research and the production management teams have made a concerted effort to improve the performance of our crystalline solar cells and modules. In addition, our research team continued to focus on the development of advanced process technology for the effective manufacturing of high-efficiency solar power products.

In 2010, the shipment of our solar power products amounted to 347.8 MW, including 277.2 MW of solar cells sold, 3.4 MW solar cells and modules processed under OEM arrangements and 67.2 MW of modules sold. In 2011, the shipment of our solar power products amounted to 420.3 MW, including 6.6 MW of solar cells sold, 2.2 MW solar cells and modules processed under OEM arrangements and 411.5 MW of modules sold. In 2012, the shipment of our solar power products amounted to 391.0 MW, including 12.0 MW of solar cells sold and 379.0 MW of modules sold. We had net revenues of $517.2 million, $566.3 million and $292.7 million in 2010, 2011 and 2012, respectively. We generated net income of $51.7 million in 2010, and incurred net losses of $94.3 million and $133.6 million in 2011 and 2012, respectively.

Products

We currently design, develop, manufacture and sell solar cells and solar modules.

Solar Cells

A solar cell is a device made from a silicon wafer that converts sunlight directly into electricity by a process known as the photovoltaic effect. Currently, we produce both monocrystalline and multicrystalline silicon solar cells. In addition to standard P-type solar cells and HP solar cells, we also produce selective emitter cells, an improved version of the P-type solar cells that we and most other solar cell manufacturers produce. In 2011, we commercially introduced a new type of cost effective and high efficiency solar cell, named “QSAR™”. QSAR™ solar cells have a much improved conversion efficiency compared with standard P-type solar cells. Our QSAR ™ solar cells have been commercially shipped since June 2011 and we obtained the TUV certificates for QSAR ™ solar modules in November 2011. The following table sets forth the types of solar cells we produced in 2012 with the specifications indicated:

Monocrystalline or Multicrystalline Solar Cell	Dimensions (mm×mm)	As a Percentage of Total Output in 2012 As Measured by MW (%)
Monocrystalline silicon solar cell	125×125	7.6
	156×156	32.0
Multicrystalline silicon solar cell	156×156	60.4

We produce a test batch of solar cells from each shipment of silicon wafers that we receive, and return the wafers if the quality is below our standards. However, normal variation in the quality of silicon wafers in shipments that meet our standards will still result in the production of a certain proportion of solar cells that do not meet our customers’ specifications. These solar cells have either lower battery efficiency or a flawed appearance. Such lower quality solar cells are a by-product of the normal production of solar cells, and the defects are typically caused by the inadvertent use of wafers which have quality defects or improper processing during the production. We refer to monocrystalline solar cells with conversion efficiency below 17.2%, and multicrystalline solar cells with conversion efficiency below 16.0% as being off-specification. Although we continuously look for ways to eliminate or reduce such defects, our historical data shows that approximately 3% of the solar cells produced by us are affected by the defects described. We sell off-specification solar cells at a discount to recover some of the costs we incur in the production process. The market price for off-specification solar cells is typically lower than the cost incurred in their production, which results in negative margin.

Solar Modules

Solar modules are arrays of interconnected solar cells encased in a weatherproof frame. Through SST and NRE, which we acquired in 2010, we produce standard monocrystalline modules ranging from 185 W to 320 W in power output and multicrystalline modules ranging from 230 W to 300 W in power output. We build our modules to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. The variation in power output is based on the conversion efficiency of the cells used in our solar modules, as well as the types of cells. We assemble solar modules either from monocrystalline or multicrystalline cells. The amount of solar cells manufactured by us accounts for approximately 70.2% of the supplies we used for our module business in 2012. Our solar modules are sealed, weatherproof and able to withstand high levels of ultraviolet radiation and moisture.

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

Our fifth line, which achieved full scale manufacturing capacity in November 2006, commenced commercial mass production of selective emitter cells using monocrystalline silicon wafers in the fourth quarter of 2007. In 2008, we installed four new solar cell lines for the production of selective emitter cells and converted four of our standard P-type solar cell manufacturing lines into HP solar cell manufacturing lines, three of which are capable of producing HP solar cells using multicrystalline silicon wafers as raw materials. In August 2009, we converted another standard P-type solar cell manufacturing line into HP solar cell manufacturing lines. In 2010, we installed three new solar cell lines, which achieved full scale manufacturing capacity in December 2010. In 2012, we installed one new manufacturing line to produce our QSAR™ solar cells.

As of December 31, 2012, we had 14 solar cell manufacturing lines, 13 of which are currently engaged in producing HP solar cells and one of which is currently engaged in producing QSAR™ solar cells, with an aggregate annual production capacity of 504 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. Our actual output of solar cells depends on the size of the silicon wafers that we use; historically we have used a mix of monocrystalline and multicrystalline silicon wafers, each in sizes of 125 millimeters or 156 millimeters.

The table below sets forth a summary of our manufacturing lines for solar cells as of December 31, 2012:

Solar Cell Manufacturing Line	Time of Achieving Full-scale Manufacturing Capacity	Annualized Manufacturing Capacity(1) (in MW)

Line 1	August 2005(2)	36
Line 2	May 2006(2)	36
Line 3	June 2006(2)	36
Line 4	November 2006(2)	36
Line 5	November 2006(2)	36
Line 6	December 2006(2)	36
Line 7	December 2008(2)	36
Line 8	December 2008(2)	36
Line 9	December 2008(2)	36
Line 10	December 2008(2)	36
Line 11	December 2010(2)	36
Line 12	December 2010(2)	36
Line 13	December 2010(2)	36
Line 14	April 2012(3)	36
Total		504

(1)	Calculated by assuming the use of 156-millimeter monocrystalline silicon wafers.

(2)	Engaged in producing HP solar cells as of December 31, 2012.

(3)	Engaged in producing QSARTM solar cells as of December 31, 2012.

We plan to increase the above manufacturing capacities by adding new manufacturing lines in response to growing demand for our solar power products. In June 2011, we invested in a new solar cell project in Yangzhou, Jiangsu Province, China, with a target manufacturing capacity of 1 GW of solar cells, which is under construction as of the date of this annual report.

Solar Modules

As of December 31, 2012, we had an aggregate annual module production capacity of 1,155 MW. Our solar module manufacturing facilities are located in Nanjing, Jiangsu Province, China and Songjiang, Shanghai, China, and Istanbul, Turkey. Our actual output of solar modules depends on the type of the solar cells that we use; historically we have used a mix of monocrystalline solar cells and multicrystalline solar cells in the sizes of 125×125 mm and 156×156 mm. With our expansion into solar module business, substantially all of solar cells produced by us have been supplied to SST and NRE for our module manufacturing. In addition, as our current solar cell production capacity does not match our solar module production capacity, we will also purchase solar cells from outside solar cell suppliers in 2013. We are currently in the process of obtaining major product certifications for our bi-facial solar power products.

Solar Power Project

Many solar power projects are being commissioned in Europe and other countries, driven by, among other things, government mandates that require electric utility companies to use renewable energy to produce a certain percentage of their power by a future date. In 2012, we began entering into arrangements to invest in solar power projects. We acquired equity interests in two SPVs, each of which was established to hold the assets and assume the liabilities for a solar power project. Through a series of contractual arrangements, we, among other things, supply all PV modules and other related products to each SPV, which constitute a significant component of the project cost, arrange the construction of the solar power project owned by each SPV and have substantive management rights and oversight in each SPV. Once construction on the project is completed, the project begins operating and generating power. This power is sold on the power grid, generating revenues that go to the SPVs. We plan to sell these projects to potential purchasers.

As of the date of this annual report, we have two solar power projects in the United Kingdom, each of which is controlled by our wholly owned SPV. These solar power projects have been connected to the grid and begun to generate power since March and April 2013, respectively. Pursuant to Britain solar industry policy, solar power projects connected to the grid before April 1, 2013 are entitled to Renewable Obligation Certificate, or ROC, which enables us to be paid for sale of renewable power for one of our solar power projects in addition to ordinary price of our power sold on grid. Going forward, we may invest in more solar power projects or sell existing solar power projects to suitable purchasers depending on, among other things, market conditions and return on investment.

Raw Materials

Silicon wafers are the most important raw materials for producing solar cells and solar module products, with monocrystalline and multicrystalline silicon wafers as the most commonly used materials. We can produce solar cells with either of these types of silicon wafers, and this dual capability provides us with flexibility in raw material procurement.

We seek to procure silicon wafers from various suppliers, most of which are manufacturers located in China. Historically, we procured polysilicon from various suppliers, and outsourced the production of silicon wafers from these polysilicon raw materials under toll manufacturing arrangements with third parties. We also sold polysilicon raw materials to wafer manufacturers and purchased silicon wafers from them under buy-and-sell arrangements in order to maintain the quantity and quality of silicon wafer supplies. In 2012, we sold silicon wafer to solar cell manufacturers and purchased solar cells from them under buy-and-sell arrangements in order to maintain the quantity and quality of silicon cell supplies. We also purchased solar cells from and sold solar modules to the same counterparties.

Our manufacturing process also involves metallic paste, chemicals and other materials. We secure these raw materials from multiple vendors who have demonstrated good quality control and reliability.

In 2012, our principal suppliers of raw materials and solar cells included Nanjing GCL Photovoltaic Power Technology Co., Ltd., Zhejiang Fortune Photovoltaic Co., Ltd., JingAo Solar Co., Ltd , Jiangxi Sornid Hi-Tech Co., Ltd. and Wuxi Longi Silicon Materials Co., Ltd.. Our top five suppliers supplied approximately 41.5% of silicon wafers and other supplies that we procured in 2012. Due to the industry-wide shortage of silicon raw materials experienced prior to 2008, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable within a relatively small range. From the fourth quarter of 2008 to mid-2009, the price of silicon raw materials decreased rapidly due to the excess supply of silicon raw materials resulting from a slowed global solar power market growth. In light of such excess supply, we have re-negotiated with our long-term supply partner in regard to certain long term supply contract signed in 2008. In 2009 and 2010, almost all of our purchases of silicon raw materials were made under short-term contracts. In October 2010, we entered into a three-year contract with Green Energy Technology Inc., Ltd. for supplies of solar wafers, which allows to adjust the price on a monthly basis. In January 2011, in order to secure stable supply of silicon wafers while maintaining the ability to keep the price at the market level, we entered into a six-year agreement with Suzhou GCL Photovoltaic Technology Co., Ltd. and its related parties, all of which are subsidiaries of GCL-Poly. Under such six-year framework long-term silicon wafer supply agreement, GCL-Poly will supply to us wafers sufficient to produce not less than a certain portion of our manufacturing capacities over six years from January 2011 to December 2016, and we have agreed to procure a certain amount of our total silicon wafer requirement from GCL-Poly each year during the term of the agreement. Under this agreement, the prices of the wafers were initially predetermined subject to periodic adjustments. Due to the volatility of silicon wafer prices, we have negotiated actual monthly and annually wafer purchase amounts and prices from time to time. We expect to continue to do so in the future. Given the current wafer price environment, we also seek to exert greater control over incoming wafer quality while establishing stable and long-term relationships with high quality suppliers. CEEG (Nanjing) Semiconductor Co., Ltd., a related party of our company, has agreed to supply to us silicon wafers from October 2011 to December 2013 and the price will be renegotiated if the market price is lower than the originally agreed price. These long-term contracts also require us to make an advance payment of a certain negotiated amount.

Quality Assurance and Customer Support and Service

Our quality control consists of three components: incoming inspection through which we ensure the quality of the raw materials that we source from our suppliers, in-process quality control of our manufacturing processes, and output quality control of finished products through inspection and testing. We have received the ISO 9001:2008 certification for our quality assurance programs, which we believe demonstrates our technological capabilities and instills customer confidence. We strictly adhere to the standards enacted by international authoritative institutions in our operation. In addition, we also ensure that the performance of our products is adherent to specified standards when testing the conversion efficiency of our products. Our solar module products have passed the potential induced degradation test in September 2012 conducted to assess loss of power output of solar modules under severe conditions by TUV Rheinland Group, or TUV, an internationally recognized certification authority, which demonstrates high quality and reliability of our solar modules and our commitment to continued improvement of performance of our solar power products.

A team within our sales group works closely with our quality assurance group to provide customer support and service. We emphasize gathering customer feedback for our products and timely addressing customer concerns. Our customer support and service team also provides our customers with training and consultation with respect to the application of our products.

Customers and Markets

Before our acquisition of SST and NRE on November 1, 2010, we sold our solar cells primarily to module manufacturers, who assemble our cells into solar modules and solar power systems for use in various markets, particularly the European market. Historically, we also outsourced to third parties the manufacturing of solar modules from our solar cells or purchase solar modules from third parties for sale of such solar modules to our customers. Since the fourth quarter of 2010, substantially all of our solar cells have been used for our module production. The amount of solar cells manufactured by us account for approximately 70.2% of the supplies we used for our module business in 2012. Sales generated from solar cells and solar modules accounted for 1.2% and 95.9%, respectively, of our net revenues in 2012. We expect to lower our cost and achieve higher profit by continuing supplying substantially all of our solar cells to our module manufacturing in the future.

Historically, we made a majority of our sales to customers located in China. In 2011 and 2012, in connection with our overseas marketing efforts and commercial manufacturing and sales of solar modules, we substantially increased the portion of our products sold to customers outside China. For the years ended December 31, 2010, 2011 and 2012, approximately 36.2%, 93.3% and 90.0% of our total net revenues was derived from customers outside China, respectively. For the year ended December 31, 2012, approximately 28.3% of our net revenues was derived from sales of solar power products to our top five customers, including Renewable Energy Import & Export Ltd., Urban Group Energy Pty Ltd, Inspired (Aust) Pty Ltd, Ecoware Spa, and Sybac Solar AG,.

The following table sets forth by region our net revenues derived from sales of our products for the periods indicated.

	Year Ended December 31,
	2010		2011		2012
	(in thousands, except percentages)
Europe:
— Germany	$28,201	5.5%	$57,314	10.1%	$65,979	22.5%
— Italy	63,467	12.3	170,681	30.1	45,430	15.5
— Bulgaria					22,301	7.6
— France	8,745	1.7	58,439	10.3	19,759	6.8
— UK					11,845	4.0
— Czech Republic and Slovakia	3,838	0.7	28,260	5.0	5,699	1.9
— Belgium	11,851	2.3	46,114	8.2	1,954	0.7
— Spain	19,171	3.7	4,432	0.8	657	0.2
— Others	12,488	2.4	42,376	7.5	34,581	11.8
Europe Total	147,761	28.6	407,616	72.0	208,205	71.1
Australia	7,925	1.5	32,599	5.8	39,605	13.5
PRC	330,378	63.8	38,087	6.7	29,149	10.0
America	6,533	1.3	3,992	0.7	1,932	0.7
India	—	—	49,415	8.7	867	0.3
South Korea	8,208	1.6	7	0.0	14	0.0
Others	16,414	3.2	34,576	6.1	12,949	4.4
Total net revenues	$517,219	100%	$566,292	100%	$292,721	100%

In order to continue growing our sales and to reduce our reliance on any particular market segment, we intend to broaden our geographic presence and customer base. We plan to further expand into several overseas solar power markets, including European countries and those countries and regions with growing demand or market potential for solar power products, such as United States, India, Australia, Japan, Chile, Brazil, Thailand, Turkey and other countries and regions as we expand our solar power business. We sell our products primarily under sales contracts, purchase orders and buy-and-sell arrangements, as follows:

•	Sales contracts and purchase orders. Historically, we entered into sales contracts of various terms with our customers and were obligated to deliver solar power products according to a pre-agreed price and schedule during the term of the contract. Given the volatility in average selling prices of silicon raw materials and solar power products in recent periods, a substantial portion of our contracts now provide for re-negotiation of price terms based on regular pricing reviews every three or six months or provide for adjustment of pricing terms when the change in exchange rate reaches certain benchmarks. We typically require our customers to pay a certain percentage of the purchase price as advance payment within a short period after signing the sales contracts. The percentage of advance payments varies depending on the credit status of our customers, our relationship with the customers, market demand and the terms of a particular contract. We may grant our large customers credit terms, usually within 90 days, according to our current credit policy. We have recently started to require collaterals and securities from most of our customers to whom we granted credit terms. With respect to the other customers, we typically request full payment before or upon shipment. We may grant longer credit terms to our customers to follow market practice as we expand our solar power business. We also sell our solar power products via purchase orders placed by our customers. As we expand our solar power business, we continue to use the combination of sales contracts and purchase orders to directly sell solar modules to end customers.

•	Buy-and-sell arrangements. In order to fill potential shortfalls in production capability and secure the quality of solar cells and solar modules, we obtain solar cells from our customers, and were obligated to sell solar wafers or solar modules to them in return under buy-and-sell arrangements. The payment we make for solar cells and solar modules and the payment our customers make for the wafers or solar modules are either settled separately or sometimes offset against each other.

From 2008, particularly in the fourth quarter of 2008, the first quarter of 2009 and throughout 2011 and 2012, partly due to the impact of global financial market disruption and economic slowdown, some of our customers cancelled or delayed orders for our products. Purchases of solar power products tend to decrease during the winter months because of adverse weather conditions in certain regions, which complicate the installation of solar power systems. Historically, our results of operations have been affected by such seasonality of industry-wide demand for solar power products.

Sales and Marketing

We currently market and sell our solar power products worldwide mainly through our direct sales force. We also have sales force in Europe to expand our overseas market. Our marketing programs include industrial conferences, trade fairs, advertising and public relation events, and seminars to solicit customers. Our sales and marketing groups work closely with our research and development and manufacturing groups to coordinate our product development activities, product launches and ongoing demand and supply planning. We are building a global sales network and have established regional sale offices in many markets across the world, including China, Hong Kong, U.S., Italy, France, England, and Luxembourg. We may establish more subsidiaries or regional offices in Australia, Romania, Spain, Italy and Japan in the future to further expand our sales network. In addition, we also sell some of our solar power products through distributors. In 2012, 46.6% of our net revenues generated from module sales was derived from sales made through distributors. We expect this percentage to increase in the future as such distributors have better sources and relations with end users of our solar modules.

Historically, the identity of our customers has changed substantially from year to year. We aim to further develop long-term relationships with key customers who are market leaders or strong niche players in their respective industrial or geographic segments. We believe that these customers will provide consistent revenue streams to minimize business volatility, and we target to achieve a substantial portion of our total net revenues from sales to strategic customers. To further diversify our customer base, which historically consisted primarily of module manufacturers and system integrators purchasing solar cells as we historically focused on solar cell business, we have increased our sales to system integrators, solar power project developers and solar power product distributors in connection with our expansion of our solar power business.

Intellectual Property

As of December 31, 2012, we have 81 issued patents and 66 patent applications pending in China. Our issued patents and patent applications relate to technology of production of and improvement to our solar power products and their manufacturing process. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide significant competitive advantage to us.

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

We are the registered owner of the trademarks “NPV”, “CSUN” and “SUNERGY” and one logo in China. Further, CEEG and Sunergy Nanjing entered into two trademark license agreements effective as of February 9, 2006 and June 7, 2006, respectively, pursuant to which CEEG granted to Sunergy Nanjing the rights to use the trademarks of “CEEG” and its Chinese characters in Sunergy Nanjing’s ordinary business for ten years. In addition, each of SST and NRE entered into trademark license agreements with CEEG on September 1, 2007, pursuant to which these two companies were granted the rights to use the trademarks of “CEEG” and another logo with a ten-year period. We have registered the trademark of “CSUN” in Hong Kong, European Union, the United States, Japan, Australia and Mexico. We also have registered the trademark of “SUNERGY” in France, Spain and Turkey, one logo in European Union, and both the trademark of “SUNERGY” and such one logo in Hong Kong, U.S., Japan and Korea. We have registered the trademarks of “QSAR” in Australia, U.S. and European Union, and we are filing trademark registration applications for the logos “QSAR” in China and India. We are also filing trademark registration applications for the logo “Waratah” in Australia, Brazil, Philippine, Malaysia, United States, European Union, China, Indonesia, Canada, Japan, Korea and India.

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

We used to compete with specialized solar power manufacturers such as JA Solar Holdings Co., Ltd., Motech Industries Inc., Q-Cells AG and Solarfun Power Holdings Co., Ltd. when we focused on solar cell business. As we have expanded into solar module business since the fourth quarter of of 2010, our current competitors include crystalline based solar cell and module manufacturers such as SunPower Corporation, Suntech Power Holdings Co., Ltd., Trina Solar Limited, Yingli Green Energy Holding Company Limited, Canadian Solar Inc., Hanwha SolarOne Co., Ltd., Jinko Solar Holding Co., Ltd., ReneSola Ltd. and Sharp Corporation. Some of our competitors have also become vertically integrated, from polysilicon, wafer and module manufacturing to solar power system integration, such as Yingli Green Energy Holding Company Limited.

Many of our competitors may be developing or currently producing products based on alternative solar power technologies, such as Panda cell of Yingli Green Energy Holding Company Limited, Honey cell of Trina Solar Limited and Maple cell of JA Solar Holdings Co., Ltd., which may ultimately have costs similar to, or lower than, our projected costs. We expect that we will also need to compete with new entrants to the solar power market. In addition, the entire solar power industry also faces competition from conventional and non-solar renewable energy technologies.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs due to their economies of scale and their ability to purchase raw materials at lower prices. Many of our competitors also have more established distribution networks and larger customer bases. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. See Item 3. “Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — Because the markets in which we compete are highly competitive and many of our competitors have greater resources than we do, we may not be able to compete successfully and we may lose or be unable to gain market share.”

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

The law also sets out the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar PV systems and other solar energy utilization systems. It also provides the general principles regarding financial incentives for the development of renewable energy projects. The projects, as listed in the renewable energy industry development guidance catalogue, may obtain preferential loans from financial institutions and can enjoy tax preferences. The State Council is authorized to stipulate the specific tax preferential treatments. However, so far, no rule has been issued by the State Council pertaining to this matter. In January 2006, China’s National Development and Reform Commission promulgated two implementation directives of the Renewable Energy Law. These directives set out specific measures in setting prices for electricity generated by solar and other renewal power generation systems and in sharing additional expenses occurred. The directives further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and stipulate responsibilities of electricity grid companies and power generation companies with respect to the implementation of the Renewable Energy Law. In July 2007, China’s National Development and Reform Commission further promulgated an implementation directive of the Renewable Energy Law. The directive stipulates the responsibility of electricity grid companies to buy all electricity generated by renewable energy power generation systems.

PRC Ministry of Construction also issued directives in September 2006 and February 2007, which seek to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships.

In addition, the State Council promulgated a directive in July 2005 which sets out specific measures to conserve energy resources.

On March 23, 2009, PRC Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or the Interim Measures, to support the demonstration and the promotion of solar PV application in China. Local governments are encouraged to issue and implement supporting policies for the development of solar PV technology. Under these Interim Measures, the Ministry of Finance provides subsidies for projects with individual solar installations that are greater than 50 kilowatt-peak in size and have more than 16% conversion efficiency for monocrystalline solar power products, more than 14% conversion efficiency for multicrystalline solar power products and more than 6% conversion efficiency for amorphous silicon solar power products, and gives priority support to solar power technology integrated into building construction, grid-connected solar power building applications and some public solar power building applications such as schools, hospitals and offices. For 2009, the standard subsidy is set at RMB20 per watt in principle and the detailed standard is to be determined by factors including, but not limited to, the level of integration of buildings with solar power and the technology of solar power products. The Interim Measures do not apply to projects completed before March 23, 2009, the promulgation date of the Interim Measures.

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

On July 16, 2009, PRC Ministry of Finance, Ministry of Science and Technology and National Energy Administration jointly issued the Notice on Implementation of Demonstration Project of Golden Sun to support the promotion of PV generation in China. Under this notice, the PV projects which meet certain requirements will be provided with subsidies. On November 9, 2009, Ministry of Finance, Ministry of Science and Technology and National Energy Administration further jointly issued the Notice on Successful Implementation of Demonstration Project of Golden Sun to emphasize the requirements for subsidizing the PV projects. On September 21, 2010, PRC Ministry of Finance, Ministry of Science, Ministry of Housing and Urban-Rural Development and Technology and National Energy Administration jointly issued the Notice on Enhancing the Administration of Construction of the Demonstration Project of Golden Sun and the Demonstration Project of Solar Photovoltaic Building Applications to further regulate the standards for the projects and subsidies. On November 19, 2010, PRC Ministry of Finance, Ministry of Science and National Energy Administration jointly issued the Notice on Enhancing the Demonstration Project of Golden Sun to further regulate the application for subsidies.

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

We are in compliance with present environmental protection requirements in all material aspects and have all necessary environmental permits to conduct our business, except as disclosed herein, see Item 3.“Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Noncompliance with present or future construction and environmental regulations may result in potentially significant monetary damages and fines”. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities.

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

Tax

On March 16, 2007, the National People’s Congress of China promulgated the EIT Law. On December 6, 2007, the State Council promulgated the EIT Law Implementation Rules. Both the EIT Law and the EIT Law Implementation Rules became effective on January 1, 2008. Under the EIT Law and the EIT Law Implementation Rules, domestically-owned enterprises and foreign-invested enterprises are all subject to a uniform tax rate of 25%. The EIT Law also provides transitional measures for enterprises established prior to the promulgation of the EIT Law and eligible for lower tax rate or preferential treatment in accordance with the then-prevailing tax laws and administrative regulations. On December 26, 2007, State Council of China promulgated the Circular. Under the EIT Law, the EIT Law Implementation Rules and the Circular, enterprises which were established and already enjoyed preferential enterprise income tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, and the enterprises which previously enjoyed the tax rate of 24% shall be subject to the tax rate of 25% in 2008, and (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term or 2012, whichever is earlier. However, The Circular also prescribes that if the above transitional relief of enterprise income tax overlaps with the preferential treatments provided by the EIT Law, an enterprise may choose the more favorable treatment, but cannot enjoy both. The treatment cannot be changed once it is chosen.

On April 14, 2008, the Ministry of Finance, the Ministry of Science and Technology and the State Administration of Taxation jointly promulgated the Recognition Measures. Pursuant to the EIT Law, the EIT Law Implementation Rules and the Recognition Measures, HNTE is eligible for a preferential tax rate of 15%.

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

Certain of our subsidiaries are entitled to the preferential tax rates, as long as they are qualified as HNTEs. The HNTE status allows qualifying entities to be eligible for a 15% tax rate for three years. At the conclusion of each three year period, the qualifying enterprise has the option to renew its HNTE status for an additional three years through an application process if such enterprise’s business operations continue to qualify for HNTE status.

We received certification of HNTE status for Sunergy Nanjing and SST in October 2008 and December 2009, respectively. Both Sunergy Nanjing and SST renewed their respective HNTE certificates in 2011 and 2012, respectively. Therefore Sunergy Nanjing and SST have been eligible for a 15% tax rate between 2008 and 2013, and 2009 and 2014, respectively. However, pursuant to the Circular, Sunergy Nanjing chose to enjoy the transitional relief rate of 12.5%, which was the more favorable treatment, from 2008 to 2010, and Sunergy Nanjing has enjoyed the 15% preferential rate since 2011.

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

On June 29, 2007, the National People’s Congress enacted the Labor Contract Law, which came into effect as of January 1, 2008. The Labor Contract Law imposes stricter requirements in terms of signing labor contracts, paying remuneration, stipulating probation and penalties and dissolving labor contracts. On December 28, 2012, the Standing Committee of the National People’s Congress further amended the Labor Contract Law and the amendment will become effective on July 1, 2013, pursuant to which the dispatched employees are only allowed to undertake the short-term, supporting and replaceable jobs.

The laws and regulations governing the labor relations also include the Work Safety Law of the PRC (2002), as amended in 2009, the Regulation on Occupational Injury Insurance (2004), as amended in 2011, the Interim Measures Concerning the Maternity Insurance (1995), the Interim Regulations on the Collection and Payment of Social Insurance Premiums (1999) and its interim measures (1999), the Social Security Law (2010) and the Regulation on the Administration of Housing Fund (2002).

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

In April 2011, Sunergy Hong Kong incorporated China Sunergy (US) Clean Tech Inc in California, U.S., for the purpose of sales and marketing of our products. In May 2011, Sunergy Hong Kong incorporated China Sunergy Trading (Hong Kong) Co., Limited in Hong Kong, which was renamed to CSUN Trading (Hong Kong) Co., Limited in August 2012, for the purpose of sales and marketing of our products. In August 2011, Sunergy BVI incorporated China Sunergy Luxembourg S.A. in Luxembourg through acquisition of a shell company in order to explore potential investments opportunities in solar power projects throughout Europe, and we began entering into arrangements to develop commercial solar power systems for these solar power projects.

In March 2012, Sunergy Hong Kong incorporated CSUN International (Hong Kong) Co., Limited in Hong Kong for the purpose of investment.

In April 2012, Sunergy Hong Kong incorporated CSUN Holding (Luxembourg) S.a.r.l. in Luxembourg for the purpose of investment.

In May 2012, Sunergy Hong Kong incorporated CSUN Renewable Energy (France) S.a.r.l. in Nice, France for the purpose of selling and marketing our solar power products.

In August 2012, Sunergy Nanjing incorporated Hami Huiteng Solar Power Co., Ltd in Hami, China for the purpose of developing solar power station.

In July 2012, CSUN Holding (Luxembourg) S.a.r.l. incorporated CSUN Holding UK Ltd. in London, UK for the purpose of engineering and service of solar projects.

In August 2012, CSUN Holding (Luxembourg) S.a.r.l. incorporated CSUN (Italy) s.r.l. in Rome, Italy for the purpose of selling and marketing our solar power products.

In November 2012, CSUN Trading (Hong Kong) Co., Limited. incorporated and owns 80% equity interest in each of CSUN Eurasia Energy Systems Industry and Trade Inc. and CSUN Eurasia Energy Technologies Industry and Trade Inc. in Istanbul, Turkey for the purpose of manufacturing our solar power products.

In October 2012, CSUN Holding (Luxembourg) S.a.r.l. purchased and owns 100% equity interest in each of AEE Renewables UK 6 Limited Company and AEE Renewables UK 7 Limited Company in London, UK for the purpose of operating solar power projects.

D.	Property, Plant and Equipment

We are headquartered at No. 123 Focheng West Road Jiangning Economic & Technical Development Zone Nanjing, Jiangsu, China. As of December 31, 2012, we conducted our research, development and manufacturing of solar cell products at our facilities in Nanjing, where we occupied a site area of approximately 79,800 square meters. These facilities include office premises with a total floor space of approximately 9,600 square meters and manufacturing facilities with a total floor space of approximately 21,500 square meters that currently accommodates 11 solar cell manufacturing lines of a total production capacity of 396 MW, and a new research and development facility with a total floor space of approximately 22,970 square meters that will accommodate three more solar cell manufacturing lines of a total production capacity of approximately 200MW and one research and development line. Except for this research and development facility, we currently have no plan to construct any additional research and development facility in Nanjing. We have also obtained land use rights to a plot of land in Shanghai with a site area of approximately 96,500 square meters in 2009, on which we plan to construct a research and development center for our solar cell business in Shanghai. As of the date of December 31, 2012, we have relocated three solar cells manufacturing lines to Turkey with the capacity of 108 MW.

We conducted our research, development and manufacturing of solar module products at the facilities of SST in Shanghai and the facilities of NRE in Nanjing. As of December 31, 2012, the old plant of SST leased a total floor space of approximately 11,962 square meters. SST also occupied a site area of 66,665 square meters as its new plant in Shanghai, which includes office premises with a total floor space of approximately 8,784 square meters and manufacturing facilities with a total floor space of approximately 30,152 square meters. SST’s manufacturing facilities currently accommodate module production capacity of 585 MW. As of December 31, 2012, NRE occupied a site area of approximately 29,300 square meters, which includes, among others, manufacturing facilities with a total floor space of approximately 23,000 square meter that currently accommodate the office premises of 800 square meters and 360 MW module production capacity.

We have obtained land use rights from Yizheng land and resources bureau to a plot of land in Yangzhou, Jiangsu Province with a site area of approximately 345,591 square meters in December 2011, for a consideration of RMB76.7 million ($12.2 million). Our new solar cell manufacturing premises in Yangzhou are still under construction. See Item 3. "Key Information - D. Risk Factors - Risks Related to Our Company and Our Industry - We have experienced and will continue to experience difficulty in financing construction of our manufacturing and research and development facilities, which may negatively affect our expansion plan, results of operation and prospects. "

In 2012, we also relocated some of our module production capacity to Turkey. As of December 31, 2012, our facilities in Turkey accommodate 210 MW module production capacity, of which 120 MW has been installed.

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

Overview

We manufacture and sell solar cell and solar module products that convert sunlight into electricity for a variety uses. We also invest in, develop and operate solar power projects. Historically, we primarily manufactured and sold solar cells. In the fourth quarter of 2010, as part of our business strategy to achieve more vertical integration, we acquired SST and NRE, two solar module manufacturers, and began engaging in massively manufacturing and selling solar modules. Since then, substantially all of the solar cells we produce have been used for the production of our solar module products. Currently, we sell solar modules as our principal products to system integrators, solar power project developers and solar power product distributors located in various market around the world, including Germany, Italy, Australia, PRC, Bulgaria, France, United Kingdom, Czech Republic, Slovakia, Belgium, U.S., India and Spain.

We commenced business operations in August 2004. Our manufacturing capacity and operations have grown significantly since we completed acquisition of two solar module manufacturers in the fourth quarter of 2010. Assuming the use of 156-millimeter monocrystalline silicon wafers, we had an aggregate annual production capacity of solar cells of 404 MW, 404 MW and 504 MW as of December 31, 2010, 2011 and 2012, respectively, and an aggregate annual production capacity of solar modules of 480 MW, 915 MW and 1,155 MW as of December 31, 2010, 2011, and 2012, respectively.

In 2010, the shipment of our solar power products amounted to 347.8 MW, including 277.2 MW of solar cells sold, 3.4 MW solar cells and modules processed under OEM arrangements and 67.2 MW of modules sold. In 2011, the shipment of our solar power products amounted to 420.3 MW, including 6.6 MW of solar cells sold, 2.2 MW solar cells and modules processed under OEM arrangements and 411.5 MW of modules sold. In 2012, the shipment of our solar power products amounted to 391.0 MW, including 12.0 MW of solar cells sold and 379.0 MW of modules sold. We had net revenues of $517.2 million, $566.3 million and $292.7 million in 2010, 2011 and 2012, respectively. We generated net income of $51.7 million in 2010, and incurred net loss of $94.3 million and $133.6 million in 2011 and 2012, respectively.

We operate and manage our business as a single segment.

Factors Affecting Our Results of Operations

Industry Demand

Our business and revenue growth depend on the market demand for solar power products. The solar power market grew rapidly in the past several years. During that period, our business and revenue growth were primarily driven by industry demand and our ability to retain existing customers, attract new customers and expand our manufacturing capacity at the same time. According to Solarbuzz, the global solar power market, as measured by annual volume of modules delivered to installation sites, grew at a CAGR of 48.0% from approximately 6.1 gigawatts, or GW, in 2008 to approximately 29.1 GW in 2012. According to Solarbuzz, annual volume of modules delivered to installation sites may further increase to approximately 45.6 GW in 2015, which we believe will be driven largely by market demand related to falling PV system installation costs, rising grid prices, and government initiatives.

In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis. The demand for solar power products rebounded significantly in 2010 as a result of, among other things, sustainable government incentives to develop solar power as an alternative energy solution, steady manufacturing cost reduction of solar power products and easy access to financing capital to build solar infrastructures. However, the global solar power industry witnessed another recession in 2011 due to, to a large extent, a combined effect of oversupply of solar power products and steep decrease in governmental subsidies afforded by major European markets. In 2012, the market conditions for global solar power industry continued to be very challenging due to, among other things, continued supply-demand imbalance, steep decrease in governmental subsidies afforded by major European markets, and anti-dumping and anti-subsidy proceedings initiated in the United States. Consequently, the average selling price per watt of our solar modules decreased from $1.36 in 2011 to $0.74 in 2012.

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

Government Subsidies and Economic Incentives

We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of power provided by the electric utility grid in many locations, when upfront system costs are factored into cost per kilowatt. As a result, governmental bodies in many countries, most notably Germany, Italy, Spain, Japan, France, U.S., China, and Poland, have provided subsidies and economic incentives to reduce dependency on non-renewable sources of energy. These subsidies and economic incentives have come in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, solar power product distributors, system integrators and manufacturers of solar power products.

However, certain early adopters of solar power incentive policies, such as Germany and Italy, announced reductions of incentive programs in 2010, 2011 and 2012. As the solar power industry continues to develop, policy shifts could reduce or eliminate these government economic incentives altogether. For example, according to Solarbuzz, the German government scheduled a tariff reduction in January 2011, retained an annual basic reduction of 9% at year-end and further reduced its feed-in tariffs by over 30% for ground mounted systems and by approximately 20% for rooftop installations from April 1, 2012. The Italian market was also overhung by the uncertainty over funding conditions. In 2012, in order to impede the overheating demand of the solar market, Italian government began to reduce the budget provided to its PV market under the most recent solar industry funding scheme. In addition, several state governments of Australia have taken measures to reduce the feed-in tariffs in response to the strong demand of its solar market. For instance, the state of Queensland and the state of Victoria have reduced their respective feed-in tariffs to a much lower level since July and September 2012, respectively. A significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, would have a material adverse effect on the demand for our solar power products as well as our results of operations. Demand for and pricing of our solar power products are highly sensitive to government subsidies and economic incentives in our targeted or potential markets. Although the implementation of incentive policies for solar power significantly stimulates demand for solar power products, including our products, reductions or limitations on such policies, as have occurred in Germany, Italy and Spain, may reduce demand for such products or change price expectations, causing manufacturers of solar power products, including us, to reduce prices to adjust to demand at lower price levels.

Pricing of Our Solar Power Products

Solar cells are priced based on the number of watts of electricity they can generate and on their conversion efficiency. Pricing per watt of solar cells is principally affected by manufacturing costs per watt, comprising of primarily the cost of silicon wafers, the overall market demand for solar cells, and some other factors, such as the exchange rate. Increased economies of scale and process technology advancements in the past resulted in a steady reduction in manufacturing costs and the price per watt of solar cells. The average selling prices of our solar cells was approximately $1.35, $0.84 and $0.29 per watt in 2010, 2011 and 2012, respectively. The average selling price of our solar cells declined significantly from 2010 to 2011 because our sales of solar cells in 2011 were primarily relating to sales of low conversion efficiency solar cells, which are byproducts of our solar cell production. We refer to these solar cells as being off-specification. In 2011 we sold off-specification solar cells at a discount to recover some of the costs we incur in the production process. The market price for off-specification solar cells is typically lower than the cost incurred in their production, which results in negative margin. The average selling price of our solar cells dropped significantly from 2011 to 2012, partly due to sales of off-specification solar cells, which were sold in 2012 at a discount to recover some of the costs we incur in the production process, and partly due to oversupply of solar power products and steep decrease in governmental subsidies afforded by major European markets. Solar modules, which are currently our principal products, are priced based on the market price per watt for solar modules as well as the number of watts of electricity they generate. We price our standard solar modules based on the prevailing market prices at the time we enter into sales contracts with our customers or our customers place their purchase orders with us, taking into account the size of the contract or the purchase order, the strength and history of our relationship with each customer, and our silicon raw materials costs or our costs to purchase solar cells. We began increasing sales of our solar modules upon the acquisition of SST and NRE in November 2010 and the average selling price per watt of our solar modules was $1.92, $1.36 and $0.74 in 2010, 2011 and 2012, respectively. We expect that the prices of solar module products, including our own products, will decline moderately in 2013 due to continued decrease in governmental subsidies, worsening market conditions, including anti-dumping duty and countervailing duty imposed or to be imposed, and oversupply of solar power products, which will negatively affect out total net revenues and gross margin. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry— Volatile market and industry trends, in particular, the changes in demand for solar power products and continued downward pressure on the prices of solar power products will reduce our revenues and profitability” for more details.

Availability, Price and Quality of Silicon Raw Materials

Silicon wafers are the most important raw material from which our solar cells and solar modules are made. To manufacture silicon wafers, polysilicon is melted and processed into crystalline silicon ingots, which are then sliced into wafers. Historically, the procurement costs of silicon raw materials have accounted for more than half of our cost of revenues since we began our commercial production of solar cells in August 2005. Silicon raw materials accounted for approximately 40.3% of our cost of revenue in 2012 compared to 55.4% in 2011. Fluctuation in the price of polysilicon have impacted and will continue to impact our production costs and our cost of revenues and net income. The success of our business and our growth strategy depends heavily on acquiring a supply of silicon wafers and related raw materials at commercially reasonable prices and terms that is consistent with our existing and planned production capacity.

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

In addition, due to the historical industry-wide shortage of silicon raw materials experienced during the past few years, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable in a relatively small range. From the fourth quarter of 2008 to mid-2009, the price of silicon raw materials decreased precipitously due to the excess supply of silicon raw materials resulting from a slowed global solar power market growth. See “Item 3. Key Information—D. Risk Factors——Our costs and expenses may increase as a result of entering into fixed price, firm purchase commitment arrangements with our suppliers” for more details. In light of such excess supply, we have sought to re-negotiate with our long-term supply partner in regard to certain long term supply contracts signed in 2008. In October 2010, we entered into a three-year contract with Green Energy Technology Inc., Ltd. for supplies of solar wafers, which allows the price to be adjusted on a monthly basis. In January 2011, in order to secure stable supply of silicon wafers while maintaining ability to keep the price at the market level, we entered into a six-year agreement with Suzhou GCL Photovoltaic Technology Co., Ltd. and its related parties, all of which are subsidiaries of GCL-Poly. Under such six-year framework long-term silicon wafer supply agreement, GCL-Poly has agreed to supply to us wafers sufficient to produce not less than a certain portion of our production capacities over six years from January 2011 to December 2016, and we have agreed to procure a certain amount of our total silicon wafer requirement from GCL-Poly each year during the term of the agreement. Under this agreement, the prices of the wafers were initially predetermined subject to periodic adjustments. Due to the volatility of silicon wafer prices, we have negotiated actual monthly and annually wafer purchase amounts and prices from time to time. We expect to continue to do so in the future. CEEG (Nanjing) Semiconductor Co., Ltd., a related party of our company, has agreed to supply to us silicon wafers from October 2011 to December 2013 and the price will be renegotiated if the market price is lower than the originally agreed price. Given the current wafer price environment, we also seek to exert greater control over incoming wafer quality while establishing stable and long-term relationships with high quality suppliers.

Historically, given the state of the industry, suppliers of silicon raw materials typically required customers to make payments in advance of shipment. Our suppliers generally required us to make a prepayment at a certain percentage of the order value prior to shipping. Due to the relative oversupply of polysilicon, prepayment as a percentage of the entire contract has been reducing. In 2012, most of our suppliers granted us credit terms under their contracts with us. However, our purchases of silicon raw materials may continue to require us to make certain working capital commitments. We are required to manage our borrowings to support our raw material purchases.

Manufacturing Capacity

In order to capture the market opportunity for our solar power products, we have expanded our manufacturing capacity. When the market demand for solar power products exceeded supply, increased capacity had a significant effect on our results of operations, by allowing us to produce and sell more solar power products generating higher revenues, and by lowering certain manufacturing costs resulting from economies of scale. We had an aggregate annual solar cell manufacturing capacity of 504 MW and an aggregate annual module manufacturing capacity of 1,155 MW as of December 31, 2012. When the global supply of solar power products exceeds the global demand due to excess production capacity, global economic downturn or other reasons, we may not be able to fully utilize our manufacturing capacity due to declined demand for our products. As we incur fixed costs associated with our facilities and equipment whether they are being utilized, operating at less than full utilization will result in expenses without corresponding revenue, which will reduce our operating margins.

Changing Product Mix

We expanded our solar power business and began massively manufacturing and selling solar modules in the fourth quarter of 2010. Expansion to solar module production has changed our product mix. Each of solar cell production and solar module production represents a separate stage of the solar power production chain, with each involving, among other things, different production workmanship and processes, costs and selling prices, and marketing and sales strategies. Prior to November 2010, our sales consisted almost entirely of solar cells. Subsequent to the acquisition of SST and NRE, substantially all of the solar cells produced by us have been used in the production of our solar modules. As we began marketing and selling solar module products in the fourth quarter of 2010, our sales of solar module products increased significantly and corresponding sales of solar cells precipitously declined. In 2011 and 2012, we fulfilled approximately 31.0% and 29.8% of our solar cell requirements by sourcing high quality solar cells from our external suppliers. We will continue to procure solar cells from our suppliers in order to fill the gap between our solar module manufacturing capacity and our solar cells manufacturing capacity.

Also, among other things, our customer base has changed from primarily module manufacturers and system integrators purchasing solar cells to primarily system integrators, solar power project developers and solar power product distributor. The changed customer base not only allows us more access to end-users including system integrators which play important roles in solar power industry, but also exposes us to more market and credit risks as our module products’ customers are more sensitive to market fluctuations and availability of financing. We expect that our operating results for future periods will continue to be influenced by our changed product mix.

Pace of Advancement in Process Technologies

Process technologies advancement is important because it helps increase conversion efficiencies of solar cells and helps reduce the manufacturing cost of solar power products. Higher conversion efficiency generally leads to higher revenues from sales of solar power products. As a result, solar power companies, ourselves included, are continuously developing advanced process technology for large-scale manufacturing. In 2012, our research and the production management teams have made a concerted effort to improve the performance of our crystalline solar cells and modules and develop advanced process technology for cost-efficiently manufacturing high-efficiency solar power products. We commercially produced our QSAR™ solar cells in 2011, installed one new manufacturing line to produce our QSAR™ solar cells in 2012 and plan to ramp up our QSAR™ solar cells production capacity in 2013. Moreover, we have completed our development of second generation of Waratah solar power products in the fourth quarter of 2012. Capitalizing on our research team’s continued efforts, our solar module products have passed the potential induced degradation test in September 2012 conducted to assess loss of power output of solar modules under severe conditions by TUV, which demonstrates high quality and reliability of our solar modules and our commitment to continued improvement of our solar power products’ performance.

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

Overview of Financial Results

Net Revenues

Our net revenues are net of value-added tax. Factors affecting our net revenues include average selling price per watt, unit volume sold and product demand for our solar power products. We began to generate net revenues primarily from the sales of solar modules after we acquired the two module manufacturers in November 2010. In 2011, we derived revenues from selling a small amount of solar cells and raw materials to certain customers. We also process silicon wafers provided by our customers into solar cells or process solar cells provided by our customers into solar modules under OEM arrangements, and we charge processing fees from these customers. However, such revenues are immaterial in 2011. In 2012, we also derived revenues from selling a small amount of solar cells to certain customers, but did not derive revenues from OEM arrangements.

Historically, certain of our third party customers accounted for more than 10% of our net revenues. However, no third party customer accounted for more than 10% of our net revenues in 2010, 2011 and 2012. Such decrease was primarily due to our expansion into solar module business and our ongoing efforts in diversifying our overall customer base.

We currently sell most of our solar modules to customers outside China, in particular, Germany, Italy, Australia and Bulgaria. For the years ended December 31, 2010, 2011 and 2012, approximately 36.2%, 93.3% and 90.0% of our total net revenues was made from customers outside China, respectively. In 2012, we continued to diversify our sales into more European and other emerging markets such as United Kingdom, Malaysia and Thailand. We have relocated some of our manufacturing operations to Turkey, which have started to produce solar modules in January 2013. We expect to further expand our customer base geographically and ramp up our production capacities in Turkey in 2013.

The following table sets forth by region our total net revenues derived from sales of our products for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	(in thousands, except percentages)
Europe:
— Germany	$28,201	5.5%	$57,314	10.1%	$65,979	22.5%
— Italy	63,467	12.3	170,681	30.1	45,430	15.5
— Bulgaria	—	—	—	—	22,301	7.6
— France	8,745	1.7	58,439	10.3	19,759	6.8
— UK	—	—	—	—	11,845	4.0
—Czech Republic and Slovakia	3,838	0.7	28,260	5.0	5,699	1.9
— Belgium	11,851	2.3	46,114	8.2	1,954	0.7
— Spain	19,171	3.7	4,432	0.8	657	0.2
— Others	12,488	2.4	42,376	7.5	34,581	11.8
Europe Total	147,761	28.6	407,616	72.0	208,205	71.1
Australia	7,925	1.5	32,599	5.8	39,605	13.5
PRC	330,378	63.8	38,087	6.7	29,149	10.0
America	6,533	1.3	3,992	0.7	1,932	0.7
India	—	—	49,415	8.7	867	0.3
South Korea	8,208	1.6	7	0.0	14	0.0
Others	16,414	3.2	34,576	6.1	12,949	4.4
Total net revenues	$517,219	100%	$566,292	100%	$292,721	100%

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and our operating expenses as a percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2010	2011	2012
Cost of revenues	82.2%	99.7%	100.4%
Operating expenses:
Selling and marketing expenses	1.1	3.4	6.9
General and administrative expenses	3.4	7.3	25.9
Research and development expenses	0.6	1.2	2.9
Goodwill impairment loss	-	2.6	-
Total operating expenses	5.1%	14.5%	35.7%

Our cost of revenues as a percentage of our total net revenues was 82.2%, 99.7% and 100.4% in 2010, 2011 and 2012, respectively. Our cost of revenues slightly increased as a percentage of our total net revenues in 2012 primarily due to the decrease in average selling price per watt for solar modules outpacing the decrease in prices of raw materials. Our cost of revenues significantly increased as a percentage of our total net revenues in 2011, primarily due to declines in average selling price per watt for solar cells and solar modules that exceeded decreases in prices of silicon raw materials.

Our operating expenses include general and administrative expenses, selling and marketing expenses and research and development expenses.

Our total operating expenses as a percentage of our total net revenues was 5.1%, 14.5% and 35.7% in 2010, 2011 and 2012, respectively. Our total operating expenses in 2012 increased significantly from 2011 as a percentage of our total net revenues primarily due to the significant decrease in our total net revenues and the moderate increase in our operating expenses in 2012, which was primarily attributable to an increase in bad debt provision to $47.4 million in 2012 from $12.3 million in 2011 as a result of accruing specific provisions for certain customers, including the bad debt provision of $30.6 million for Ecoware. Our total operating expenses in 2011 increased significantly from 2010 as a percentage of our total net revenues primarily due to a $14.8 million impairment for goodwill associated with our acquisition of SST and NRE, $12.3 million bad debt provisions accrued primarily as a result of providing extended credit terms to, and accruing specific provisions for, certain customers as well as the settlement payment to REC Wafer in October 2011.

Cost of Revenues

Our cost of revenues consists primarily of:

•	Raw materials cost. Silicon raw materials, primarily in the form of silicon wafers, comprise a substantial majority of our cost of revenues. In addition to silicon raw materials, raw materials involved in our production also include metallic pastes, tempered glass, ribbon, laminate material (EVA, TPT), junction box, and aluminum frame.

•	Sourcing cost. We fulfill some of our solar cell requirements by sourcing from external suppliers. The sourcing cost of solar cells is capitalized as inventory, and recorded as a part of our cost of revenues when our finished solar modules are sold. We will continue to source high-quality solar cells from reliable suppliers in order to fill the gap between our solar cell manufacturing capacity and our solar module manufacturing capacity.

•	Direct labor cost. Direct labor costs include salaries and benefits for manufacturing personnel. We expect direct labor costs to increase as we hire additional manufacturing personnel as we expand our production.

•	Overhead. Overhead costs include maintenance, utilities such as electricity and water used in manufacturing, and other support expenses associated with the manufacturing.

•	Depreciation and amortization of manufacturing facilities and equipment. Due to our capacity expansion, our depreciation and amortization expenses have increased. We expect depreciation to increase in absolute terms in the near future following the expansion of our manufacturing capacity.

•	Warranty costs for solar cells. Our sales contracts concluded after December 2006 do not contain warranty provisions, which we believe is in line with the practice of other solar cell manufacturers in China. We do not expect to enter into solar cell sales contracts with warranty provisions in the future. We still accrue warranty costs for deliveries of solar cells under the contracts concluded before December 2006.

•	Warranty costs for solar modules. Historically, solar modules were typically sold with a five-year or ten-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase. In 2011, we sold our solar modules with a five-year warranty for defects in materials and workmanship and a minimum power output warranty of up to 25 years following the date of purchase. We further extended our warranty for defects in materials and workmanship from five years to ten years for all standard PV solar modules shipped after August 2011. We accrue 1.0% of our net revenues generated from module sales based primarily on our own history, an assessment of our competitors’ accrual history and industry practice. We expect warranty costs to increase in absolute terms as module sales will continue to account for a larger portion of our net revenues as we expand our solar power business.

Our cost of revenues is affected by our ability to control raw material costs, to achieve economies of scale in our operations, and to efficiently manage our supply chain, including our successful execution of our vertical integration strategy and our judicious use of third-party solar cell suppliers to fill potential shortfalls in production capability along the supply chain.

Gross Profit and Gross Margin

Our gross profit is affected by a number of factors, including the average selling prices for our solar power products, the cost of revenues, product mix, economies of scale and benefits from vertical integration and our ability to cost-efficiently manage our raw material supply. Our gross profit was negative $1.2 million in 2012, compared to $1.8 million in 2011 and 92.3 million in 2010. Our gross margin was negative 0.4% in 2012, compared to 0.3% in 2011, and 17.8% in 2010. Our gross margins in 2012 decreased slightly from 2011 due to the decrease in the average selling price of our solar modules caused by decrease in governmental subsidies, the challenging market conditions and oversupply of solar power products, and the decrease in our manufacturing efficiency as a result of instable order flow. Our gross margins in 2011 decreased significantly from 2010 as a result of the decrease in the average selling price of our solar power products as a result of the deterioration in market conditions and the increase in non-silicon manufacturing costs as a result of the rapid expansion of our module business. Since the fourth quarter of 2010, non-silicon manufacturing cost per watt for solar modules of $0.30 was incurred in 2011 after we started manufacturing solar modules on a large scale.

We may continue to face margin compression pressure in the sales of solar power products due to the decrease in the average selling price of our solar power products, anti-dumping duty and countervailing duty imposed or to be imposed on our sales to the United States and other countries and increasingly intense competition in the solar power market, although a decrease in our average purchase price of silicon wafers has alleviated some of the margin compression pressure. However, we believe that as our solar module business expands, economies of scale and the cost reduction achieved through research and development efforts at each stage of our vertically integrated manufacturing process, and reduced shipment costs to European market and mitigated anti-dumping and countervailing duties imposed or to be imposed as a result of relocation of certain of our manufacturing capacity to Turkey, among other factors, will have a positive effect on our gross profit margins over time and will help to improve our margins to offset negative market trends.

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

General and administrative expenses account for the largest part of our operating expenses. In 2010, 2011 and 2012, our general and administrative expenses were $17.5 million, $41.2 million and $75.9 million, respectively. In 2012, our general and administrative expenses were significantly higher than those in 2011 primarily due to the bad debt provisions of $47.4 million as a result of accruing specific provisions for certain customers. In 2011, our general and administrative expenses were significantly higher than those in 2010 primarily due to $12.3 million bad debt provisions primarily resulting from providing extended credit terms to, and accruing specific provisions for, certain customers, the settlement payment to REC Wafer in October 2011 as well as increased bank charges incurred by the two module manufactures we acquired. In 2010, we also recorded share-based compensation expenses of $0.5 million in connection with the grants of share options and restricted shares to certain employees. In 2011, we reversed the amount of $0.1 million associated with options forfeited. In 2012, we recorded share-based compensation expenses of $217 in connection with vesting of option to certain employees.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of post-sale service expenses, sales employee salaries, advertisement and publicity expenses, travel and entertainment expenses, shipping and handling cost and other sales and marketing expenses.

We expect that our selling and marketing expenses will increase moderately in absolute terms in the near term as we diversify our sales into emerging markets, hire additional sales personnel, develop new markets and initiate additional marketing programs to establish our brand name. We will continue to closely monitor our marketing needs and allocate our selling and marketing expenses in an effective way.

Research and Development Expenses

Research and development expenses consist primarily of cost of raw materials used in our research and development activities, salaries and benefits for research and development personnel, and prototype costs and depreciation of equipment related to the design, development, testing and enhancement of our products and manufacturing processes. We expect our research and development expenses to increase moderately as we purchase more raw materials to be used in our research and development activities, and plan to hire additional personnel for the research and development of our process technology. We will continue to focus our limited resources on enhancement of our products and manufacturing processes and improvement of performance of our solar power products.

Impairment of Goodwill

Impairment of goodwill represents the difference between the carrying amount and the implied fair value of goodwill. Goodwill was generated from our acquisition of SST and NRE in November 2010. We evaluate our annual goodwill impairment in November. Due to the deterioration in market conditions resulting in decreased average selling prices of our solar power products, which was primarily experienced in the fourth quarter of 2011, our stock price severely decreased. As of December 31, 2011, as our market value was significantly lower than our net book assets, we fully impaired the goodwill of $14.8 million in 2011. No impairment of goodwill was recorded in 2010 and 2012.

Share-based Compensation Expenses

In 2008 and 2009, we entered into option award agreements pursuant to our first share incentive plan. Under these option award agreements, there were outstanding options to purchase 344,190 ordinary shares as of December 31, 2012. We also entered into two restricted share award agreements pursuant to our second share incentive plan. As of December 31, 2012, no restricted shares were outstanding under these restricted share award agreements. See Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.” In 2010, we recorded share-based compensation expenses of $0.5 million in connection with the grants of share options and restricted shares to certain employees. The amount reversed associated with options forfeited was $0.1 million for the year ended December 31, 2011. In 2012, we recorded share-based compensation expenses of $217 in connection with vesting of option to certain employees. Changes in the amount of share-based compensation will affect our general and administrative expenses, reported net income and earnings per share.

We are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the grant date, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the award (usually the vesting period).

As of December 31, 2012, there was no unrecognized compensation expense related to unvested share-based compensation arrangements granted under the plan.

Taxation

Under the current laws of the Cayman Islands and the British Virgin Islands, we and Sunergy BVI are not subject to tax on income or capital gain. Additionally, dividend payments made by us and Sunergy BVI are not subject to withholding tax in those jurisdictions.

Under the current Hong Kong Inland Revenue Ordinance, Sunergy Hong Kong is subject to Hong Kong profit tax at a rate of 16.5% in 2010, 2011 and 2012 on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by Sunergy Hong Kong to us are not subject to any Hong Kong withholding tax. China Sunergy Trading (Hong Kong) Co., Limited, which was incorporated in May 2011 and renamed to CSUN Trading (Hong Kong) Co., Limited in August 2012, was subject to Hong Kong profit tax at a rate of 16.5% in 2012. CSUN International (Hong Kong) Co., Ltd. was incorporated in August 2012 and was subject to Hong Kong profit tax at a rate of 16.5% in 2012.

The EIT Law and the EIT Law Implementation Rules provides that enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered PRC resident enterprises and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the EIT Law Implementation Rules, a “de facto management body” is defined as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” If we are treated as PRC resident enterprises for PRC tax purposes, we will be subject to PRC enterprise income tax on our worldwide income at the 25% tax rate, which would have an impact on our effective tax rate. Additionally, under such circumstances that Sunergy Hong Kong also treated as a PRC resident enterprise, dividends distributed from our PRC subsidiaries to Sunergy Hong Kong and ultimately to us could be exempt from withholding tax, and dividends from us to our foreign investors would be subject to a withholding tax at 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement.

PRC Enterprise Income Tax

Prior to January 1, 2008, a foreign-invested enterprise in China was typically subject to enterprise income tax at a statutory rate of 33%, which comprised 30% national income tax and 3% local income tax. Sunergy Nanjing, a foreign-invested enterprise engaged in a manufacturing business and established in Nanjing, which is within a coastal economic zone, was entitled to a preferential enterprise income tax rate of 24% before January 1, 2008. As a wholly foreign owned enterprise engaged in a manufacturing business, Sunergy Nanjing was also entitled to two years of exemption followed by three years of 50% deduction starting from its first profitable year which was 2006. On March 16, 2007, the National People’s Congress issued the EIT Law, under which foreign-invested enterprises and domestically-owned companies would be subject to enterprise income tax at a uniform rate of 25%. On December 6, 2007, the Congress also promulgated the EIT Law Implementation Rules. Both the EIT Law and the EIT Law Implementation Rules became effective on January 1, 2008. On December 26, 2007, State Council of China promulgated the Circular. Under the EIT Law, the EIT Law Implementation Rules and the Circular, enterprises which were established and already enjoyed preferential income tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, and the enterprises which previously enjoy the tax rate of 24% shall be subject to the tax rate of 25% in 2008, and (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term, or 2012, whichever is earlier. However, the Circular also prescribes that if the above transitional relief of enterprise income tax overlaps with the preferential treatments provided by the EIT Law, an enterprise may choose the more favorable treatment, and shall not enjoy both. The treatment cannot be changed once it is chosen.

On April 14, 2008, the Ministry of Finance, the Ministry of Science and Technology and the State Administration of Taxation jointly promulgated the Recognition Measures. Pursuant to the EIT Law, the EIT Law Implementation Rules and the Recognition Measures, HNTE is eligible for a preferential tax rate of 15%. On October 21, 2008, Sunergy Nanjing obtained a HNTE certificate with a three-year validity term, which was renewed in 2011 for the subsequent three years. Therefore, Sunergy Nanjing has been eligible for a 15% preferential tax rate between 2008 and 2013.

Based on the Circular, the management chose to enjoy the transitional relief rate of 12.5% from 2008 to 2010, for Sunergy Nanjing. Sunergy Nanjing was in a tax loss position under PRC tax law in 2004, 2005, 2007, 2008 and 2009, and thus was not subject to any enterprise income tax during these periods. Sunergy Nanjing is subject to the enterprise income tax of 12.5% in 2010. In 2011 and 2012, Sunergy Nanjing is subject to a preferential income tax rate of 15%.

Sunergy Shanghai was established in November 2007 and its applicable enterprise income tax rate is 25%. Sunergy Shanghai did not have substantive operations and had incurred minimal non-operating related losses in 2007, 2008, 2009, 2010, 2011 and 2012.

SST was acquired in November 2010. It obtained the HNTE certificate in 2009, which was renewed in 2011 for the subsequent three years.Therefore, SST has been eligible for a 15% preferential tax rate since 2009.

NRE was acquired in November 2010 and its applicable enterprise income tax rate is 25%.

Sunergy Yangzhou was established in June 2011 and its applicable enterprise income tax rate is 25%. As of December 31, 2012, Sunergy Yangzhou had no substantive operations and had incurred minimal non-operating income.

Hami Huiteng Solar Power Co., Ltd was established in August 2012 and its applicable enterprise income tax rate is 25%. As of December 31, 2012, Hami Huiteng Solar Power Co., Ltd had no substantive operations and had incurred minimal non-operating income.

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

Allowance for Doubtful Accounts

We conduct credit evaluations of customers. Historically, we generally did not require collateral or other security from customers. However, we began to require collateral or other security in 2012 from most of our customers to whom we provided credit terms due to challenging market conditions. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. We maintain a reserve for potential credit losses and such losses have historically been within our expectations. We raise an allowance for doubtful accounts primarily based on the age of the receivables or prepayments and other factors like the length of time receivables are past due, previous loss history and the counterparty’s current ability to fulfill its obligation. In 2009, we determined that the possibility of collecting the accounts receivable from a specific customer became remote, once it was determined that the customer’s financial condition had deteriorated greatly. Based on this assessment, we recorded the full allowance of $7.3 million for doubtful accounts. However, we continued our efforts to collect the amount owed from the customer. Subsequently in April 2010, we reached a final settlement agreement with this customer pursuant to which we collected $1.5 million of the outstanding receivable balance in December 2010 and wrote off the remaining amount of approximately $6 million which was uncollectible. In 2012, we determined that the possibility of collecting the accounts receivable from a specific customer became remote, once it was determined that the customer’s financial condition had deteriorated greatly. In addition, we estimate the anticipated losses from doubtful accounts based on days past due, historical collection and other facts, which results in the increase in the allowance of doubtful accounts. As a result, we recorded an allowance of $47.4 million for doubtful accounts in 2012, including an allowance of $30.6 million for doubtful accounts for Ecoware.

With respect to advances to suppliers, our suppliers are primarily suppliers of silicon raw materials. We perform ongoing credit evaluations of our suppliers’ financial conditions. We generally do not require collateral or security against advances to suppliers.

Inventories

Our inventories are stated at the lower of cost or market value. Cost of purchased raw material is determined using the weighted-average method and cost of work-in-progress and finished good is determined using stand cost method. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record write-downs against the cost of inventories for a decline in net realizable value. Inventory write-down charges establish a new cost basis for inventory. In estimating obsolescence, we estimate future market demand by referring to our backlog sales orders and our historical inventory turnover ratio. We estimate sales prices for the next quarter through our market analysis. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, spot prices of polysilicon are primarily a result of market supply and demand. Our management continually monitors the changes in the purchase price paid for polysilicon, including advances and prepayments to suppliers. The majority of the write-downs have been attributable to changes in price levels associated with the decrease in selling prices of solar power products, which is the result of market trends. Our average selling price of the solar cells decreased from $1.35 per watt in 2010 to $0.84 per watt in 2011 as we primarily sell off-specification solar cells in 2011, which are lower than the costs incurred in the production of such off-specification solar cells. In 2012, our average selling price of the solar cells was approximately $0.29 per watt partly due to sales of off-specification solar cells, which were sold in 2012 at a discount to recover some of the costs we incur in the production process, and partly due to oversupply of solar power products and steep decrease in governmental subsidies afforded by major European markets. Our average selling price of the solar modules decreased from $1.92 per watt in 2010 to $1.36 per watt in 2011 and further decreased to $0.74 per watt in 2012. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories. For the years ended December 31, 2010, 2011 and 2012, we recognized inventory write-down of $2.5 million, $ 7.8 million and $ 6.9 million, respectively.

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

We review project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, we consider a number of factors, including changes in environmental, ecological, permitting, or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. There was no impairment charge for our project assets for the years ended December 31, 2011 and 2012.

Impairment of Long-lived Assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets. The determination of fair value of the long lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future, weighted average cost of capital and long-term growth rate. This analysis also relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized.

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

Goodwill Impairment

Goodwill is required to be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that these assets might be impaired. If we determine that the carrying value of our goodwill has been impaired, the carrying value will be written down. Management evaluates its annual goodwill impairment in November.

To assess potential impairment of goodwill, we perform an assessment of the carrying value of the reporting unit at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of the reporting unit below its carrying value. If the carrying value of reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit exceeds its implied fair value. We estimate the fair value of the reporting unit through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results, appropriate discount rates and long-term growth rates. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of the reporting unit will change, which could affect the amount of goodwill impairment charges, if any. Due to the deterioration in market conditions resulting in decreased average selling prices of our solar power products, which was primarily experienced in the fourth quarter of 2011, our stock price severely decreased. As of December 31, 2011, as our market value was significantly lower than our net book assets, we fully impaired the goodwill of $14.8 million in 2011. No impairment of goodwill was recorded in 2010 and 2012.

Warranty Costs

Historically, some of our sales contracts with overseas customers provided for a 10- or 20-year warranty for the performance of our solar cells against declines in certain technical specifications, primarily the minimum power generation capacity specified at the time of delivery. Since the beginning of 2007, we have aborted such warranty terms in solar cell sales contracts. We also sell our module products to customers along with a warranty on the performance of solar module products at certain levels of conversion efficiency for an extended period. Our solar modules are typically sold with a warranty up to 25 years against specified declines in the initial minimum power generation capacity at the time of sale. In addition, we had provided warranty for our solar modules against defects in materials and workmanship for a period of five years from the date of sale. We have extended our module product warranty policy for materials and workmanship from five to ten years for all standard PV solar module products shipped after August 10, 2011. The remedies provided under the warranty terms are primarily for the repair or replacement of the effected solar modules and the related labor cost. We believe these terms are consistent with the warranties offered by our competition in the market. We maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these warranties. We currently accrue for all of our product warranties on a cumulative basis, based on our best estimate to date. We estimate the cost of warranties to be approximately 1.0% of our solar module sales and include that amount in our cost of revenues. We make such estimate based on a number of factors including i) the nature of the warranties provided, which are consistent with industry practice, ii) actual claim expenses incurred, iii) our internal testing results, and iv) other assumptions that affect estimates of warranty costs, including industry data for warranty claim activities and academic research. We acknowledge that such estimates require significant judgment and we will continue to analyze our claim history, academic research and internal testing results and the performance of our products compared to our competitors in determining the adequacy of our warranty accruals. An increase or decrease of 0.1% accrual rate, applicable to sales of solar module in 2012, would have resulted in a corresponding increase or decrease in warranty expense of $0.3 million for the year ended December 31, 2012. Because we are a relatively new company, we have a limited warranty claim period. We also engage in product quality assurance programs and processes, including monitoring and evaluating the quality of suppliers, in an effort to ensure the quality of our products and reduce our warranty exposure. As we have not experienced significant warranty claims to date in connection with declines of the power generation capacity or other technical specifications of our solar cells or solar modules, we estimate our warranty costs based on our actual historical cost data, competitor data and academic research which are reviewed by our quality review staff. Although we conduct quality testing and inspection of our solar cell products, our solar cell products have not been tested in an environment simulating the up to 20-year warranty periods. We acknowledge that such estimates are subjective, and we will continue to analyze our claim history and the performance of our products compared to our competitors and academic research to determine whether our accrual is adequate. Actual warranty costs are accumulated and charged against accrued warranty liability. Our warranty obligation will be affected not only by our product failure rates, but also by costs incurred to repair or replace failed products as well as any service delivery costs incurred in correcting a product failure. If our actual product failure rates, material usage or service delivery costs differ from our estimates, we will need to prospectively revise our estimated warranty liability accrual rate.

Valuation of Share-based Compensation

We record share-based compensation expense based on the fair value of the options and other awards on the date of grant.

In 2008 and 2009, we granted share options and restricted shares to certain of our employees. We incurred share-based compensation expenses of $1.3 million and $0.5 million for the years ended December 31, 2009 and 2010, respectively. The net amount reversed associated with options forfeited was $0.1 million for the year ended December 31, 2011. In 2012, we incurred share-based compensation expenses of $217 in connection with vesting of option to certain employees. We used the binomial option-pricing method to determine the amount of employee share-based compensation expenses. This approach requires us to make assumptions on such variables as share price volatility, expected lives of awards and discount rates. Changes in these assumptions could significantly affect the amount of employee share-based compensation expenses we recognize in our consolidated financial statements. See Item 5, “—Overview of Financial Results—Share-based Compensation Expenses.”

Income Taxes

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative operating experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. We account for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. We determine whether or not a tax position is "more-likely-than-not" of being sustained upon audit based solely on the technical merits of the position. As of December 31, 2010, 2011 and 2012, we had recorded no uncertain tax benefits. We do not anticipate any significant changes to our liability for unrecognized tax benefits within the next 12 months. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. On October 21, 2008, Sunergy Nanjing obtained a HNTE certificate with a three-year validity term, which was renewed in 2011 for the following three years. Thus Sunergy Nanjing is eligible for a 15% preferential tax rate between 2008 and 2013. However, based on the Circular, the management chose to enjoy the transitional relief rate of 12.5% from 2008 to 2010 for Sunergy Nanjing. Therefore Sunergy Nanjing started to enjoy the 15% preferential tax rate since 2011. SST was acquired in November 2010. The HNTE certificate of SST was obtained in 2009 with a validity term of three years, which was renewed for the following three years. Thus SST has been eligible for a 15% preferential tax rate since 2009. NRE was acquired in November 2010 and its applicable enterprise income tax rate is 25%. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

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

	Year Ended December 31,
	2010		2011		2012
	(in thousands, except percentages)
Net revenues	$517,219	100.0%	$566,292	100.0%	$292,721	100.0%
Cost of revenues	(424,917)	(82.2)	(564,474)	(99.7)	(293,914)	(100.4)

Gross profit (loss)	92,302	17.8	1,818	0.3	(1,193)	(0.4)
Operating expenses
Selling and marketing expenses	(5,467)	(1.1)	(19,149)	(3.4)	(20,056)	(6.9)
General and administrative expenses	(17,518)	(3.4)	(41,182)	(7.3)	(75,875)	(25.9)
Research and development expenses	(3,346)	(0.6)	(6,718)	(1.2)	(8,609)	(2.9)
Goodwill impairment loss	-	-	(14,807)	(2.6)	-	-
Total operating expenses	(26,331)	(5.1)	(81,856)	(14.5)	(104,540)	(35.7)
Income (loss) from operations	65,971	12.7	(80,038)	(14.2)	(105,733)	(36.1)
Interest expense	(9,065)	(1.7)	(23,458)	(4.1)	(28,838)	(9.9)

	Year Ended December 31,
	2010		2011		2012
	(in thousands, except percentages)
Interest income	1,162	0.2	2,505	0.4	6,155	2.1
Changes in fair value of derivatives	2,920	0.6	(5,174)	(0.9)	(369)	(0.1)
Other income (expense), net	(3,687)	(0.7)	(1,900)	(0.3)	11,487	3.9
(Loss) income before income taxes	57,301	11.1	(108,065)	(19.1)	(117,298)	(40.1)
Tax benefit (expense)	(5,567)	(1.1)	13,772	2.4	(16,295)	(5.6)
Net income (loss)	51,734	10.0	(94,293)	(16.7)	(133,594)	(45.7)
Less: Net loss attributable to the non-controlling interest	-	-	-	-	(13)	(0.0)
Net income (loss) attributable to China Sunergy Co., Ltd. ordinary shareholders	51,734	10.0%	(94,293)	(16.7)%	(133,581)	(45.7)%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Our total net revenues decreased by $273.6 million, or 48.3%, from $566.3 million in 2011 to $292.7 million in 2012. Our net revenues decreased primarily due to a significant decline in the average selling price of and a moderate decline in the shipment volume of our solar power products. The average selling price per watt of our solar modules decreased to $0.74 in 2012 from $1.36 in 2011, and the average selling price per watt of our solar cells decreased to approximately $0.29 in 2012 from $0.84 per watt in 2011, primarily due to oversupply of solar power products and steep decrease in governmental subsidies afforded by major European markets. The decline in the average selling price per watt of our solar cells was also partly due to sales of off-specification solar cells in 2012.

In 2012, we shipped 391.0 MW of solar power products including 12.0 MW of solar cells, and 379.0 MW of modules, compared to sales of 420.3 MW of solar power products, including 6.6 MW solar cells, 2.2 MW solar cells and modules processed under OEM arrangements and 411.5 MW of solar modules in 2011.

Our sales derived from Germany, being our largest market in 2012, increased both in dollar amounts and as a percentage of our total net revenues. In addition, as a result of our continued efforts in diversifying our customer base, we began to derive our revenues from sales in Bulgaria and United Kingdom in 2012. Our sales derived from Australia, as a percentage of our total revenues, increased from 5.8% in 2011 to 13.5% in 2012.

Cost of Revenues. Our cost of revenues decreased by $270.6 million, or 47.9%, from $564.5 million in 2011 to $293.9 million in 2012. Our cost of revenues decreased primarily due to decreased price of silicon raw materials and reduced blended non-silicon manufacturing costs in 2012 compared to 2011 as a result of enhancement of our manufacturing process.

The price for silicon wafers per watt decreased to $0.27 in 2012 compared to $0.67 in 2011. Our non-silicon manufacturing cost per watt for solar cells decreased from $0.24 in 2011 to $0.17 in 2012, and our non-silicon manufacturing cost per watt for solar modules decreased from $0.30 in 2011 to $0.23 in 2012. As a result, silicon materials accounted for approximately 40.3% of our cost of revenue in 2012 compared to 55.4% in 2011. As a percentage of our total net revenues, our cost of revenues increased from 99.7% in 2011 to 100.4% in 2012.

Gross Profit (Loss). As a result of the foregoing, our gross profit decreased by $3.0 million from $1.8 million in 2011 to negative $1.2 million in 2012. Our gross margin decreased from 0.3% in 2011 to negative 0.4%, primarily due to the decrease in the average selling price of our solar power products and the decrease in our manufacturing efficiency as a result of instable order flow.

Operating Expenses. Our operating expenses increased by $22.7 million, or 27.7%, from $81.9 million in 2011 to $104.5 million in 2012. The increase in operating expenses was primarily due to a significant increase in bad debt provision to $47.4 million in 2012 from $12.3 million in 2011 resulting from accruing specific provisions for certain customers, including the bad debt provision of $30.6 million for Ecoware. We did not record impairment for goodwill in 2012 compared to an impairment for goodwill of $14.8 million recorded in 2011 associated with our acquisition of SST and NRE. As a percentage of our total net revenues, operating expenses increased from 14.5% in 2011 to 35.7% in 2012.

General and administrative expenses. Our general and administrative expenses increased by $34.7 million, or 84.2%, from $41.2 million in 2011 to $75.9 million in 2012. The increase in our general and administrative expenses was due primarily to a significant increase in bad debt provision to $47.4 million in 2012 from $12.3 million in 2011 resulting from accruing specific provisions for certain customers.

Selling and marketing expenses. Our selling and marketing expenses increased by $1.0 million, or 5.2%, from $19.1 million in 2011 to $20.1 million in 2012. The increase in our selling and marketing expenses was due primarily to an increase of $1.7 million in the salaries of our sales team and partly offset by a decrease of $1.5 million in commission expense paid to third party sale agents in 2012.

Research and development expenses. Research and development expenses increased by $1.9 million, or 28.1%, from $6.7 million in 2011 to $8.6 million in 2012. The increase in research and development expenses was due primarily to an increase of $0.6 million in raw materials used in our research and development activities.

Interest Expense. Our interest expenses increased by $5.3 million, or 22.6%, from $23.5 million in 2011 to $28.8 million in 2012, primarily due to increase in the total amount of bank borrowings to support our business expansion.

Interest Income. Our interest income increased by $3.7 million, or 148%, from $2.5 million in 2011 to $6.2 million in 2012 primarily as a result of improved management of our cash flow.

Change in Fair Value of Derivative. In 2012, we incurred a loss on the change in fair value of derivative of $0.4 million, compared to a loss on the change in fair value of derivative of $5.2 million in 2011. Our loss on the change in fair value of derivative in 2012 was due to the change in fair value of foreign currency exchange contracts. Our loss on the change in fair value of derivative in 2011 was due to the change in fair value of foreign currency exchange contracts in the amount of $5.2 million, which was attributable to the appreciation of the Euro against the RMB during the period.

Net Other Income (Expense). In 2012, we recorded net other income of $11.5 million, due primarily to a gain of $10.3 million from the repurchases of the convertible senior notes. In 2011, we recorded net other expenses of $1.9 million, due primarily to a foreign exchange loss of $10.6 million in 2011, which was partially offset by a gain of $7.4 million from the repurchases of the convertible senior notes.

Net (Loss) Income. As a result of the foregoing, we incurred a net loss of $133.6 million in 2012, compared to net loss of $94.3 million in 2011.

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

Gross (Loss) Profit. As a result of the foregoing, our gross profit decreased by $90.5 million from $92.3 million in 2010 to $1.8 million in 2011. Our gross margin decreased from 17.8% in 2010 to 0.3% in 2011, primarily due to the decrease in the average selling price of solar cells and solar modules as a result of the deterioration in market conditions and the increase in non-silicon manufacturing costs as a result of the rapid expansion of our module business.

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

Selling and marketing expenses. Our selling and marketing expenses increased by $13.6 million, or 247.3%, from $5.5 million in 2010 to $19.1 million in 2011. The increase in our selling and marketing expenses was due primarily to an increase of $3.1 million in logistic fees for export and delivery of our module products, an increase of $2.3 million in the amortization cost of intangible assets regarding customer relationship incurred by the two module manufacturers we acquired, a $2.0 million commission payment for solar module sales, and increased oversea warehousing fees.

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

Cash Flows and Working Capital

We have financed our operations primarily through short-term and long-term borrowings, proceeds from public offering, including our convertible senior notes offering in July 2008, and, to a lesser extent, cash generated from operations. We believe that our current cash, cash equivalents, short-term and long-term borrowings and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash as we expand our businesses. In addition, future acquisitions, investments, market changes or other developments may also require additional financing. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow from banks. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

As of December 31, 2010, 2011 and 2012, we had $106.5 million, $209.5 million and $183.3 million, respectively, in cash and cash equivalents, $85.0 million, $84.4 million, and $226.6 million, respectively, in restricted cash and $169.7 million, $447.7 million, and $635.3 million, respectively, in outstanding borrowings. Our cash and cash equivalents primarily consist of cash on hand and demand deposits placed with banks.

In July 2008, we completed an offering of $54.5 million aggregate principal amount of 4.75% convertible senior notes. The notes are convertible at any time prior to the close of business on the third business day immediately preceding the maturity date, unless previously redeemed, at the option of the holders into our ADSs at a conversion price of $12.30 per ADS (approximately $36.90 per ADS if retroactively adjusted to reflect the ADS to ordinary share ratio change), subject to certain adjustments. In connection with the convertible senior notes offering, we also offered 4,431,000 ADSs (approximately 1,477,000 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change) in an ADS borrow facility. In June 2009, we conducted open market repurchases of $4.0 million aggregate principal amount of our 4.75% convertible senior notes issued in July 2008 for a total cash consideration of $1.8 million. We did not repurchase any of our outstanding convertible senior notes during 2010. In September 2011, we conducted open market repurchase of $16.5 million aggregate principal amount of the convertible senior notes for a total cash consideration of $9.1 million. In March and June of 2012, we conducted open market repurchase of $26.0 million aggregate principal amount of the convertible senior notes for a total cash consideration of $15.7 million. As a result, we had $1.5 million in principal amount of 4.75% convertible senior notes outstanding as of December 31, 2012.

We had short-term borrowings of $139.5 million, $286.9 million and $463.6 million as of December 31, 2010, 2011 and 2012. Our short-term borrowings outstanding as of December 31, 2010, 2011 and 2012 bore an annual average interest rate of 5.33%, 6.65% and 6.35%, respectively. The funds borrowed under the above short-term arrangements are repayable within one year. As of December 31, 2010, 2011 and 2012, we had current portion of long-term borrowings of nil, $35.3 million and $48.9 million. As of December 31, 2010, 2011 and 2012, we had long-term borrowings of $30.2 million, 125.4 million and $122.9 million, which bore an annual average interest rate of 3.51%, 5.55% and 4.61%, respectively. Our long-term borrowings represent our borrowings from the Import and Export Bank of China, China Development Bank and Shanghai Rural Commercial Bank, with a term of two to six years, which will expire between 2014 and 2018. Certain of these long-term borrowings contain restrictive covenants, and as of December 31, 2012, we were in compliance with these covenants. The increase in our short-term borrowing in 2012 was for the purpose of our purchases of property, plant and raw materials mainly in connection with the expansion of solar cell and solar module manufacturing lines in Turkey, and to hedge our exposure to foreign currency exchange risk. See Item 3.“Key Information - D. Risk Factors - Risks Related to Our Company and Our Industry -We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity”.

We had short-term credit facility of $371.7 million, $827.3 million and $612.9 million with various banks, of which $177.0 million, $311.7 million and $463.6 million had been drawn down and $194.7 million, $515.6 million and $149.3 million were available to use, as of December 31, 2010, 2011 and 2012, respectively. Our short-term credit facilities are renewable annually based on mutual agreement between the parties. Separately, we had a six-year credit facility of $57.4 million with China Development Bank to facilitate our cell capacity expansion project and a three-year credit facility of $30.0 million with China Development Bank to supplement our working capital requirements, all of which had been drawn down as of December 31, 2012. We had a 13-month credit facility of $31.8 million and a two-year credit facility of $39.8 million with the Import and Export Bank of China to be used to supplement working capital requirements, which were fully withdrawn as of December 31, 2012. We also had a six-year credit facility of $12.7 million from Shanghai Rural Commercial Bank designed solely for capital expenditure purposes, which was fully withdrawn as of December 31, 2012.

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

As of December 31, 2012, approximately $69.2 million of the short-term bank borrowings have been guaranteed by Mr. Tingxiu Lu, our chairman, and CEEG, a company controlled by Mr. Lu. Approximately $50.0 million of the short-term bank borrowings have been guaranteed by Mr. Tingxiu Lu and pledge of his equity interest in CEEG. Approximately $39.8 million of the short-term bank borrowings have been guaranteed by Bank of Nanjing and CEEG. Approximately $19.7 million of the short-term bank borrowings have been guaranteed by CEEG and Jiangsu Xinde Asset Management Co., Ltd, or Jiangsu Xinde, a company controlled by Mr. Lu. Approximately $20.3 million short-term borrowing has been guaranteed by Jiangsu Xinde. Approximately $7.2 million, $1.9 million and $179.8 million of the short-term bank borrowings have been secured by the mortgage of our land use right and machinery, construction in progress and our fixed deposits, respectively.

As of December 31, 2012, approximately $31.8 million of the long-term bank borrowings have been guaranteed by CEEG (Jiangsu) Limited, as well as secured by the mortgage of real properties of CEEG (Nanjing) Special Transformer Co., Ltd. Approximately $50.2 million and $10.8 million of the long-term bank borrowings have been secured by the mortgages of our land use right and machinery and construction in progress, respectively. In an agreement between Sunergy Nanjing and CEEG dated December 18, 2006, CEEG had undertaken to guarantee the bank borrowings of Sunergy Nanjing for up to RMB1 billion, subject to adjustment in the event of the material change in CEEG’s credit or operations, for one year after our initial public offering. In May 2008 and April 2010, Sunergy Nanjing and CEEG signed agreements to further extend the term of the above agreement to May 16, 2010 and further to May 31, 2011. Thereafter, Sunergy Nanjing and CEEG further undertook to guarantee the bank borrowings of Sunergy Nanjing for up to RMB2.5 billion (approximately $397.2 million) and extended the term of this agreement to December 31, 2015.

Historically, we have significant working capital commitments because suppliers of silicon wafers and other silicon-based raw materials require us to make prepayments in advance of shipment. Our prepayments to suppliers were recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as long-term prepayments, which was included in the line item “other long-term assets” in our consolidated balance sheet, if they represented the portion expected to be utilized after 12 months. Due to the industry-wide shortage of silicon raw materials in previous years, working capital and access to financing for the purchase of silicon raw materials were critical to growing our business. Our advances to suppliers decreased slightly from $5.4 million as of December 31, 2011 to $5.3 million as of December 31, 2012, and we had long-term prepayment of 0.9 million as of December 31, 2012, compared to $4.9 million as of December 31, 2011, due to the prepayments practice has been reducing recently. Depending on the supply and demand situation, going forward, our purchases of silicon raw materials may continue to require us to make certain working capital commitments from time to time as we expand our production.

Inventories, one of the principal components of our current assets, increased from $44.0 million as of December 31, 2011 to $83.9 million as of December 31, 2012 primarily due to the increase in our procurement of raw materials and quantity of finished products aiming to meet the estimated increase in demand of our solar power products in the first quarter of 2013. In 2013, we plan to manage optimal levels of inventory in order to preserve cash, manage our debt levels and meet our working capital requirement.

We generally require customers to make prepayment before delivery. However, depending on their credit history with us, we historically granted our large customers credit terms of 30 to 60 days before 2011, and as a result of the change in business from the sale of solar cells to module sales and challenging market conditions, we granted our large customers credit terms of 60 to 90 days in 2011 and 60 to 180 days in 2012. Our accounts receivable decreased significantly from $152.3 million as of December 31, 2011 to $77.2 million as of December 31, 2012, while our allowance for doubtful accounts increased significantly from $15.9 million as of December 31, 2011 to $63.0 million as of December 31, 2012, primarily due to the remoteness of possibility to collect the account receivables from certain customers. For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them and their credit-worthiness. A significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers, which exposed us to additional and more concentrated credit risk. As of December 31, 2010, 2011 and 2012, outstanding accounts receivable balances from customers representing 10% or more of total gross accounts receivables accounted for approximately 34%, 23% and 22%, respectively, of our total outstanding accounts receivable. The failure of any of these or other customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

We operated with significant loss and negative operating cash flow for the year ended December 31, 2012. As of December 31, 2012, our accumulated deficit was $214.6 million and our working capital deficit was $93.2 million. See item 3 “Key Information—Risk Factors—Risks Related to Our Company and Our Industry—We are operating with a significant working capital deficit, and may experience continued difficulty in collecting account receivables; if we do not successfully execute our liquidity and other business plans, we face the risk of not being able to continue as a going concern.”, “—We have a limited operating history and we have incurred losses in certain prior periods and may incur losses in the future.”, “—We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.” and “—We have experienced and will continue to experience increased needs to finance our working capital requirements and are exposed to increased credit risk of our customers, and if we fail to execute our liquidity plan, we face the risk of not being able to continue as a going concern.” However, we believe we will be able to renew a substantial portion of our bank borrowings and bank credit facilities as they fall due. We renewed short-term bank borrowings of $41.4 million for one more year from January 1, 2013 to March 31, 2013.

We have obtained non-binding letters of support from two major PRC state-owned non-retail banks indicating their intentions to continue providing financial support to us. We have also obtained a legally-binding letter of support from CEEG, under which it agrees to provide necessary financial support to us so that we may repay all our financial obligations as they fall due within 12 months of January 1, 2013. In addition, since the second half of 2011, we have implemented our business strategy of cost reduction through, among other things, relocation of certain manufacturing facilities to Turkey and research and development efforts. We believe that our current levels of cash balances, and if any, cash from operations, will be sufficient to meet our anticipated cash needs to fund our operations for at least the next 12 months.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Net cash generated from (used in) operating activities	$30,752	$(112,912)	$(15,613)
Net cash used in investing activities	(51,818)	(60,096)	(183,446)
Net cash provided by (used in) financing activities	(4,625)	260,935	171,164
Net increase (decrease) in cash and cash equivalents	(17,387)	103,011	(26,166)
Cash and cash equivalents at the beginning of the year	123,855	106,468	209,479
Cash and cash equivalents at the end of the year	$106,468	$209,479	$183,312

Operating Activities

Net cash used in operating activities amounted to $15.6 million in 2012. Net cash used in operating activities in 2012 was mainly attributable to the following factors: (i) an increase in inventories of $46.8 million as a result of the increase in our procurement of raw materials and quantity of finished products; (ii) an increase in amounts due from related parties of $36.8 million primarily as a result of increased advances paid to a related party to secure supply of silicon raw materials under a long-term supply agreement, partially offset by an increase in our accounts payable of $49.6 million as a result of re-negotiation of the credit terms with the suppliers and a decrease in our prepaid expenses, other current assets and VAT tax receivable of $20.1 million primarily due to the decreased refund of VAT paid or borne corresponding to decreased overseas sales.

Net cash used in operating activities amounted to $112.9 million in 2011. Net cash used in operating activities in 2011 was mainly attributable to the following factors: (i) an increase in our accounts receivables of $99.4 million, primarily due to our granting extended credit terms for sales to our large customers of solar modules, (ii) an increase in our prepaid expenses, other current assets and VAT tax receivable of $23.7 million primarily due to the increased refund of VAT paid or borne corresponding to increased overseas sales, partially offset by an increase in amounts due to related parties of $47.0 million as a result of increased purchase from related parties of silicon raw materials used corresponding to our increased production output, and a decrease in inventories of $20.4 million as a result of decreased price of silicon materials.

Operating activities during the year ended December 31, 2010 provided $30.8 million of cash inflow in 2010. For the year ended December 31, 2010, our business generated substantial cash inflow as we increased net revenues by 81.5% from $284.9 million in 2009 to $517.2 million in 2010. Our cost of revenues and operating expenses, after deducting non-cash operating items, increased by 56.1% from $279.8 million in 2009 to $436.7 million in 2010. We had a net operating cash outflow in working capital of $33.6 million for the year ended December 31, 2010. The cash outflow in working capital was primarily due to a significant increase in inventories as a result of increased requirement for more silicon raw materials and solar cells in connection with the expansion of production capacity and the expansion into solar module business, and a significant increase in amounts due from related parties as a result of our increased sales of modules to related parties.

Investing Activities

Net cash used in investing activities in 2012 was $183.4 million, as compared to $60.1 million and $51.8 million in 2011 and 2010, respectively. Net cash used in investing activities in 2012 was primarily attributable to an increase in restricted cash of $142.2 million in connection with the provision of certain bank guarantees and our purchases of property, plant and equipment in the amount of $44.3 million in connection with investment in a new research and development center in Nanjing, China and the expansion of our manufacturing capacity. Net cash used in investing activities in 2011 was primarily attributable to our purchases of property, plant and equipment in the amount of $60.7 million in connection with the expansion of our solar cell and solar module manufacturing capacity and investment in a new research and development center in Nanjing, China, partly offset by a decrease in restricted cash of $0.6 million in connection with the release of certain bank guarantees. Net cash used in investing activities in 2010 was $51.8 million, primarily attributable to our acquisition of SST and NRE in the aggregate amount of $46.0 million, our purchase of property, plant and equipment in the amount of $14.6 million in connection with the expansion of our solar cell manufacturing lines, partly offset by cash of $16.0 million assumed upon the acquisition of SST and NRE.

Financing Activities

Net cash provided by financing activities was $171.2 million in 2012, primarily attributable to proceeds of $653.8 million from short-term borrowings and proceeds of $46.1 million from our long-term bank borrowings, offset by repayment of short-term bank borrowings of $513.1 million. The increase in our short term and long term borrowings in 2012 was for the purpose of our purchases of property, plant and equipment in connection with investment in a new research and development center in Nanjing, China and the expansion of our manufacturing capacity. Net cash provided by financing activities was $260.9 million in 2011, primarily attributable to proceeds of $587.8 million from short-term borrowings and proceeds of $204.8 million from our long-term bank borrowings, offset by repayment of short-term bank borrowings of $522.6 million. The increase in our short term and long term borrowings in 2011 was for the purpose of our purchases of property, plant and equipment in connection with the expansion of our solar cell and solar module manufacturing lines and investment in a new research and development center in Nanjing, China. Net cash used in financing activities was $4.6 million in 2010, primarily due to our repayment of short-term bank borrowings in the amount of $168.4 million, partly offset by proceeds from short-term bank borrowings in the amount of $133.6 million and long-term bank borrowings in the amount of $30.2 million. The increase in our short term and long term borrowings in 2010 was for the purpose of our acquisition of the two module manufactures in November 2010, purchase of property, plant and equipment in connection with the expansion of our solar cell manufacturing capacities and to fund additional working capital in anticipation of longer credit terms and cash collection cycles as a result of our switch to solar module business.

Capital Expenditures

We incurred capital expenditures of $60.7 million, $60.7 million and $44.3 million in 2010, 2011 and 2012, respectively. Our capital expenditures have been used primarily in investment in our research and development center, expansion of our solar cell manufacturing lines and increase of our module manufacturing capacities. We estimate that our capital expenditures in 2013 will be approximately $43.4 million, which will be used primarily to invest in our research and development center, upgrade our existing solar product manufacturing lines and develop our Turkey manufacturing facility. We intend to fund part of the capital expenditures for these plans with additional borrowings from third parties, including banks, and if any, cash from operations.

C.	Research and Development

Our senior management team heads our research and development efforts and sets strategic directions for the advancement of our products and manufacturing processes. Dr. Jianhua Zhao, our vice chairman and chief technology officer, and Dr. Aihua Wang, our vice president are all experienced solar power researchers. Under their guidance, our research and development plans include the following areas:

•	Development of the manufacturing process for new solar cell structures. We focus our research and development efforts on the process technology of new type of solar cells. Based on Dr. Zhao and Dr. Wang’s previous experience working with high efficiency solar cells, including developing what were the most efficient crystalline silicon solar cells in the world, we have successfully conducted research and a large number of experiments on solving the technical problems associated with manufacturing new types of solar cells. Focusing on improving cell conversion efficiency and enhancing manufacturing yields, we expect to deliver higher-efficiency products such as QSAR™ solar cell and Waratah solar power product.

•	Increase our solar cell manufacturing efficiency and reduce the manufacturing costs. In 2011, our research team has made a concerted effort to improve the performance of our standard HP solar cells. We also made efforts in continuously optimizing the processing parameters and conditions for each manufacturing step to streamline our manufacturing process and reduce the manufacturing costs. We are also working collaboratively with metallic paste manufacturers to reduce the paste used for our manufacturing without affecting solar cell performance. Hence, our wafer-cell non-silicon costs have been reduced to a low level of $0.15 per watt as of December 31, 2012. In addition, we are now in the process of development of 5BB technique which has an environment-friendly feature. Our research team has made and will continue to make efforts to optimize 5BB technique, which will enable us to save raw materials, increase the conversion rate and enhance power output performance in manufacturing of Waratah solar power products. We have filed patent applications for 5BB technique in a number of countries.

We believe that the continual improvement of our technology is vital to maintaining our long-term competitiveness. Therefore, we have established our own solar power research center and have installed an experimental manufacturing line dedicated to our research and development.

To further leverage our internal advanced research and development capability, we have established cooperative relationships with several universities and institutions in China, including Nanjing University, Nanjing University of Aeronautics and Astronautics and Hebei University of Technology, each a leading science and engineering university in China. We have also entered into cooperative agreement with Xi’an Longi Silicon Material Corp. and Equity Solar, Inc. with the purpose to develop the solar power products tailored to our customers’ needs. Besides, we have been collaborating with a number of solar cell equipment suppliers and material suppliers to test their new products, with the purpose to improve the performance of solar cells. We believe our collaborative efforts with these institutions have kept us apprised of the latest industry trends and developments, helped implement our own innovation initiatives and will continue to contribute to our technological advancement.

In addition, several government authorities in China, including the Ministry of Science and Technology, have provided us or committed to provide us with grants for our research in solar power technologies. Jiangsu Science and Technology Department also recognized our research and development capability by establishing the PV engineering technology research center in our company, which has passed the acceptance of Jiangsu Science and Technology Department in August 2009. We have invited solar power experts from external research institutes to form the expert commission for such research center.

Our gross expenditures on research and development were $3.3 million, $6.7 million and $8.6 million in 2010, 2011 and 2012, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2012 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in thousands)
Operating lease obligations	1,152	575	432	57	88
Purchase obligations(1)	919,720	212,873	472,197	234,650	-
Convertible senior notes(2)	1,533	1,533	-	-	-
Long-term borrowings(3)	171,724	48,865	86,865	35,358	636
Total	1,094,129	263,846	559,494	270,065	724

(1)	Includes commitments to purchase production equipment in the amount of $20.4 million and commitments to purchase raw materials in the amount of $899.3 million calculated at prevailing market price as of December 31, 2012. Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2012. This table does not reflect our short-term debt obligations, which as of December 31, 2012 totaled $463.6 million.

(2)	Assumes redemption of $1.5 million aggregate principal amount of 4.75% convertible senior notes due June 2013. Assumes none of the convertible senior notes have been converted into ordinary shares. This figure also includes interest payable until June 15, 2013.

(3)	Long-term borrowings have an annual interest rate of 4.61%. This figure includes the interest payable amount in connection with such long-term borrowings.

G.	Safe Harbor

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position
Tingxiu Lu	51	Chairman
Jianhua Zhao	57	Director and Chief Technology Officer
Shiliang Guo	49	Director
Merry Tang	53	Independent Director
Xiaoqian Zhou	72	Independent Director
Jian Li	59	Independent Director
Wenze Wang	71	Independent Director
Stephen Zhifang Cai	52	Chief Executive Officer
Yongfei Chen	37	Chief Financial Officer
Aihua Wang	59	Vice President and General Manager of Research and Development Division

Directors

Mr. Tingxiu Lu is chairman of our board of directors and has been with our company since 2004. Mr. Lu has been a director of CEEG Renewable Energy Investment Co., Ltd. since February 2013. Since 2009, Mr. Lu has served as chairman of the board of directors and chief executive officer of China Electric Equipment (Jiangsu) Co., Ltd., a Chinese company that mainly manufactures power transformers. Since 2003, Mr. Lu has served as a director of CEEG, a Chinese company that mainly manufactures power transformers. He has been chairman and general manager of Jiangsu CEEG Transformer Manufacturing Co., Ltd. since 2002, and has been a member of the supervisory board of Jiangsu CEEG Electrical Transmission and Distribution Equipment Co., Ltd. since 2003. Mr. Lu has been chairman of Jiangsu Xinde and Nanjing Xinde Assets Management Co., Ltd., two investment management and investment holding companies, since 2006. From 1991 to 2003, Mr. Lu was the general manager of Jiangsu CEEG Electrical Equipment Manufacturing Co, Ltd, the predecessor of CEEG. Mr. Lu was awarded the China Excellent Entrepreneur award by the China Entrepreneur Confederation in 2005. He was also named as a 2005 Top Ten Distinguished Youth Entrepreneur of Jiangsu Province in 2005 by Jiangsu Province Development and Reform Commission and other government bodies. Mr. Lu graduated from an executive business management program at Tsinghua University in 2006.

Dr. Jianhua Zhao is our director and the chief technology officer of our company and has been with our company since 2004. From 2002 to June 2006, he was an associate professor of the Centre of Excellence for Advanced Silicon Photovoltaics and Photonics, formerly known as the Photovoltaics Special Research Centre, at the University of New South Wales in Australia, and also served as its deputy director from 1999 to June 2006. At the Photovoltaics Special Research Centre, he was a senior lecturer (senior research fellow) from 1991 to 2001. Dr. Zhao is a senior member of IEEE Electron Device Society, a member of Australia and New Zealand Solar Energy Society and a member of Chinese Renewable Energy Society. Dr. Zhao graduated from Nanjing Institute of Technology in 1978 and received his master’s degree from the same university in 1982, and received a Ph.D. degree in electrical engineering from the University of New South Wales in Australia in 1989. Dr. Zhao started solar research in 1979 and has published 65 papers in scientific journals, including one published in Nature magazine, 111 papers in international scientific conferences, and 32 research reports. Dr. Zhao is the husband of Dr. Aihua Wang.

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

Independent Directors

Ms Merry Tang has been an independent director of our company since June 2008. She is currently a principal and managing partner of GTZY CPA Group, LLC. Ms. Tang served a managing director at GTA International, LLC and Partner at Tang & Company, PC – both U.S.-based CPA firms offering services in risk assessment, audit engagements and Sarbanes-Oxley–related documentation to leading banks, financial service providers and telecommunications firms from 2006 to 2008. Prior to that, Ms. Tang gained “Big 4” experience at PricewaterhouseCoopers LLP where she served as senior auditor and engaged in various high profile clients’ financial and IT audits from 2004 to 2006. Ms. Tang also worked at Lucent Technologies, Inc. as a finance manager from 1996 to 2004. Ms. Tang graduated from the Central University of Finance & Banking, Beijing, China with a bachelor degree in banking in 1983 and a master degree in Finance in 1986, before going on to receive her master degree in accounting from the State University of New York at Albany in 1993.

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

Executive Officers

Mr. Stephen Zhifang Cai has been our chief executive officer since March 2010 and our director since April 2010. Mr. Cai resigned from his position as our director on August 3, 2012 in order for the Company to maintain a majority of independent directors. Mr. Cai has served as a director of CEEG since March 2008, and served as vice president of CEEG and chief executive officer of CEEG PV Business from March 2008 to March 2010. From 2007 to 2010, he also served as the chairman of SST, an entity formerly controlled by our chairman that we acquired in November, 2010. Mr. Cai has also served as a director of Shanghai X-fort Composite Material Co., Ltd., a China based composite material manufacturer, since 2008. From 1992 to 2006, Mr. Cai served in several management roles within DuPont China Group Co., Ltd., including general manager of the safety and protection business of Asia-Pacific area (east Asia region), leader of DuPont China’s Aramid fiber project and general manager of advanced fiber business for Greater China. Mr. Cai received a bachelor’s degree in chemical fiber from the East China Institute of Textile Science and Technology in 1982. He also received an MBA from Fudan University in 2002.

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

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2012, the aggregate cash compensation that we paid to our directors and executive officers was approximately RMB3.5 million (approximately $0.6 million). There are no service contracts between us and our directors, except for those directors who are also our executive officers. For the year ended December 31, 2012, we paid an aggregate of RMB 0.2 million (approximately $25,000) for pension and other social insurance contribution for our senior executive officers. For option grants to our officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

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

Share Incentive Plan

In October 2006, our board of directors adopted a share incentive plan, or the First Plan, later amended in April 2007 and May 2009, respectively, to link the personal interests of our board members, employees and consultants to those of our shareholders by providing them with an incentive to generate superior returns for our shareholders, as well as to provide us with the flexibility to motivate, attract and retain the services of these individuals upon whose judgment, interest and special effort the successful conduct of our operations is dependent. The First Plan provides for the grant of options, referred to as “awards,” and we have reserved 2,500,000 shares for issuance under the First Plan. We adopted a second share incentive plan, or the Second Plan, after obtaining the approval by shareholders in February 2008. We have reserved 4,190,748 shares for issuance under the Second Plan. As of December 31, 2012, we have 344,190 shares issuable upon exercise of options pursuant to the above plans.

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

We have two types of vesting schedules for options. A substantial portion of options vest over a four-year period beginning in October 2006, April 2007, January 2008, February 2008, June 2008 or January 2009. Other options vest on the first anniversary of the grant date. We did not grant any option, restricted shares or restricted share units to our directors and executive officers from January 1, 2012 to the date of this annual report.

C.	Board Practices

Board of Directors

Our board of directors currently has seven directors, all designated by the holders of our ordinary shares. As of the date of this annual report, a majority of our directors meet the “independence” definition under The Nasdaq Stock Market Marketplace Rules, or the Nasdaq Rules.

Under our amended and restated articles of association, which became effective in April 2007, our board of directors consists of at least two directors. Our directors are elected by the holders of our ordinary shares.

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

Audit Committee. Our audit committee consists of Ms. Merry Tang, Mr. Xiaoqian Zhou and Ms. Jian Li and is chaired by Ms. Merry Tang. Ms. Tang, Mr. Zhou and Ms. Li satisfy the independence requirements of Rule 10A-3 under the Exchange Act, as amended, and Rule 5605 of the Nasdaq Rules. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Ms. Jian Li, Mr. Xiaoqian Zhou and Mr. Wenze Wang. Ms. Li, Mr. Wang and Mr. Zhou satisfy the independence requirements of Rule 5605 of the Nasdaq Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our senior executives; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Wenze Wang, Mr. Xiaoqian Zhou and Ms. Jian Li. Mr. Wang, Ms. Li and Mr. Zhou satisfy the independence requirements of Rule 5605 of the Nasdaq Rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending qualified candidates to the board for selection of directors nominees for election or re-election to the board of directors and committees of the board of directors, or for appointment to fill any vacancy;

•	reviewing annually with the board of directors the current composition of the board of directors with regard to characteristics such as independence, age, skills, experience and availability of service to us; and

•	advising the board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken.

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restate memorandum and articles of association. A shareholder may in the name of our company have the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our shareholders have designated our directors into three classes, namely Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting after our initial public offering, respectively. Mr. Tingxiu Lu and Ms. Jian Li have been designated as Class A directors. Mr. Jianhua Zhao, and Ms. Merry Tang have been designated as Class B directors. Mr. Xiaoqian Zhou, Mr. Wenze Wang and Mr. Shiliang Guo have been designated as Class C directors. At each subsequent annual general meeting after the third annual general meeting, the directors of the class who have been longest in office shall retire and shall be eligible for re-election. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

D.	Employees

We had 3,599 and 1,627 employees as of December 31, 2010 and 2011, respectively. As of December 31, 2012, we had 2,867 full-time employees, consisting of 2,019 in manufacturing, 171 in equipment maintenance, 123 in quality assurance, 25 in purchasing, 139 in research and development, 111 in sales and marketing and 279 in general and administrative. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

E.	Share Ownership

The following table sets forth information, some of which has been obtained from public filings, with respect to the beneficial ownership of our ordinary shares as of March 31, 2013, by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers:
Tingxiu Lu (3)	77,310,234	28.9
Jianhua Zhao (4)	15,534,600	5.8
Aihua Wang (4)	15,534,600	5.8
Xiaoqian Zhou (5)	*	*
All Directors and Executive Officers as a Group	92,945,634	34.8

Principal Shareholders:
Elite Shine Group Limited (6)	77,310,234	28.9
Credit Suisse AG (7)	32,714,766	12.2
Exuberance Investment Limited (8)	32,678,274	12.2
Brightest Power Holdings Limited (9)	15,534,600	5.8
PraxCapital Fund II, L.P (10)	16,043,934	6.0

*Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 267,287,253, being the number of ordinary shares outstanding as of March 31, 2013 plus the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2013.

(3)	Includes 74,403,234 ordinary shares ,beneficially owned by Elite Shine Group Limited, a British Virgin Islands company, which is 100% owned by Mr. Lu, and 161,500 ADSs representing 2,907,000 ordinary shares, beneficially owned by Virture Deep Limited, a British Virgin Islands company, which is 100% owned by Mr. Han Lu who is the son of Mr. Lu. The business address for Mr. Lu is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China. The resident address for Mr. Han Lu is Room 402, Unit 3, Building 17, New World Garden, No. 3 Bancang Street, Xuan Wu District, Nanjing, People’s Republic of China. The address of Virture Deep Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Elite Shine Group Limited has entered into certain share pledge agreement in September 2009 with a Chinese bank. Pursuant to the share pledge agreement, 9,184,200 of our ordinary shares beneficially owned by Elite Shine Group Limited, or the Pledged Shares, were pledged to such Chinese bank to secure a syndicated loan arranged by it to a company controlled by Mr. Lu. The share pledge agreement does not grant the Chinese bank the power to vote or to direct the vote of the Pledged Shares, or, prior to default, the power to dispose or to direct disposition of the Pledged Shares.

(4)	Includes 15,534,600 ordinary shares, beneficially owned by Brightest Power Holdings Limited, a British Virgin Islands company, which is 100% owned by Dr. Zhao and Dr. Wang. Dr. Zhao and Dr. Wang are husband and wife, and their business address is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.

(5)	Represents ordinary shares issued and issuable upon exercise of options held by Mr. Zhou. Mr. Zhou’s address is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.

(6)	Elite Shine Group Limited is 100% owned by Mr. Lu. The address of Elite Shine Group Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(7)	Based on a Schedule 13G Amendment No. 5 filed by Credit Suisse AG on February 13, 2013, this represents the shares that may be deemed to be beneficially owned by Credit Suisse AG and includes 32,678,274 shares that China Harvest Fund, L.P. beneficially owns because of Credit Suisse AG’s relationship to China Harvest Fund, L.P. Credit Suisse AG disclaims beneficial ownership of these 32,678,274 shares. The ultimate parent company of Credit Suisse AG is Credit Suisse Group AG, a corporation formed under the laws of Switzerland. Credit Suisse Group AG disclaims beneficial ownership of shares beneficially owned by its direct or indirect subsidiaries, including Credit Suisse AG. Credit Suisse AG’s business address is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. See footnote 8 for additional discussion of these shares.

(8)	Based on a Schedule 13G filed by Exuberance Investment Limited on February 14, 2008, this represents 32,678,274 ordinary shares held by Exuberance Investment Limited, a British Virgin Islands company, with the registered address at P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. Exuberance Investment Limited is 97.83% owned by China Harvest Fund, L.P., a Cayman Islands exempted limited partnership, and 2.17% owned by China Harvest Parallel Fund I, L.P., a Cayman Islands exempted limited partnership, each with the registered address at the offices of M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The general partner of China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is China Renaissance Capital Investment, L.P., a Cayman Islands exempted limited partnership. Voting and investment power of shares beneficially held by China Harvest Fund, L.P. is exercised by the investment committee of China Renaissance Capital Investment, L.P. which consists of Mark Qiu, Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi. The address for these committee members is c/o China Renaissance Capital Investment, L.P., M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(9)	Brightest Power Holdings Limited is 100% owned by Dr. Zhao and Dr. Wang. The address of Brightest Power Holdings Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(10)	Based on a Schedule 13G Amendment No. 1 filed by PraxCapital Fund II, L.P. on February 13, 2009, this represents 16,043,934 ordinary shares held by PraxCapital Fund II, L.P., a Cayman Islands limited partnership, with the registered address at P.O. Box 309GT, Ugland House, South Church St., George Town, Grand Cayman. The general partner of PraxCapital Fund II, L.P. is Prax Capital GP II, a Cayman Islands company. Prax Capital GP II is controlled by its board of directors, consisting of Jose Luis Artiga, Fernando R. Vila, Jeff Jie-Ping Yao and Lei Xu. The address of Jose Luis Artiga is Chalet Augusta No. 2, 3963 Crains-Sur-Sierre, Switzerland. The address of Fernando R. Vila is 1001 Brickell Bay Drive, Suite 2402, Miami, Florida, 33131. The address of each of Jeff Jie-Ping Yao and Xu Lei is 333 Huai Hai Middle Road, Suite 1701, Shanghai, People’s Republic of China, 200021.

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

Transactions with Certain Directors, Shareholders and Affiliates

In August 2006, Sunergy Nanjing entered into an agreement to lease warehouse premises of 3,574 square meters from CEEG (Nanjing) Special Transformer Co., Ltd., or CST, an entity controlled by our chairman, for a term until September 2011, and has renewed such agreement for a term from October 2011 to September 2014. The renewed tenancy agreement provides for annual rental payments of RMB514,621 (approximately $81,765). In June 2012, Sunergy Nanjing and CST entered into a supplement agreement to supersede the above tenancy agreement, pursuant to which CST leases the premises to Sunergy Nanjing for free starting from January 2012.

In November 2010, NRE entered into an agreement to lease manufacturing site area, warehouse premises and ancillary premises of approximately 27,500 square meters from CST for a term until April 2011. The tenancy agreement provides for annual rental payments of RMB4.0 million (approximately $0.6 million). In March 2011, NRE entered into agreements with CST to purchase manufacturing site and ancillary premises of approximately 25,000 square meters, which is among the total of 27,500 square meters that we previously leased under the lease agreement described above, for a consideration of RMB50.2 million (approximately $8.0 million). Since then, NRE renewed the tenancy agreement to lease from CST the remained warehouse premises that we previously leased under the lease agreement described above for a term from May 2011 to April 2014. The renewed tenancy agreement provides for annual rental payments of RMB422,151 (approximately $67,073). In May 2012, NRE and CST entered into a supplement agreement to supersede the above tenancy agreement, pursuant to which CST leases the premises to NRE for free starting from January 2012.

In 2012, we sold modules to CEEG (Nanjing) Solar Research Institute, an entity controlled by our chairman, in the amount of $5.0 million. As of December 31, 2012, we had a balance of nil with CEEG (Nanjing) Solar Research Institute.

In 2012, we purchased wafers and silicon materials from CEEG (Nanjing) Semiconductor Co., Ltd., an entity controlled by our chairman, in the amount of $32.0 million. As of December 31, 2012, we had a balance of approximately $63.8 million from CEEG (Nanjing) Semiconductor Co., Ltd., which related to our purchase of wafers and silicon materials.

In 2012, we purchased non-silicon raw materials from CEEG (Jiangsu) Insulative New Materials Co., Ltd., an entity controlled by our chairman, in the amount of $3.9 million. As of December 31, 2012, we had a payable balance of nil to CEEG (Jiangsu) Insulative New Materials Co., Ltd.

In 2012, we sold solar modules to CEEG, an entity controlled by our chairman, in the amount of $51,216. As of December 31, 2012, we had a balance of nil to CEEG.

In 2012, we sold solar modules to CEEG (Hong Kong) Co., Limited, an entity controlled by our chairman, in the amount of $245,341. As of December 31, 2012, we had a balance of nil to CEEG (Hong Kong) Co., Limited.

In 2012, we and CEEG (Nanjing) Semiconductor Co., Ltd. entered into a series of loan agreements under which we borrowed loans totaling RMB735.0 million (approximately $116.9 million) with terms ranging from two months to four months, with an interest rate from 5.60% to 6.56%. Such loans were made for the purpose of our operation. As of December 31, 2012, we have repaid $107.4 million under these loan arrangements.

In June 2011, Sunergy Nanjing and CEEG entered into a certain loan agreement under which CEEG borrowed a loan of RMB500.0 million (approximately $79.4 million) with a term of three years from June 27, 2011 to June 28, 2014, with an interest rate comparable to a bank loan over the same period. Such loan was made for the purpose of funding the co-investment by Sunergy Nanjing and China Sunergy (Hong Kong) Co., Limited. in the 1 GW solar cells expansion project in Yangzhou, Jiangsu Province, China. As of December 31, 2011, we have fully repaid such loans.

Sunergy Nanjing and CEEG entered into an agreement on May 16, 2008 under which CEEG agreed to guarantee free of charge bank borrowings by Sunergy Nanjing of up to RMB1 billion (approximately $158.9 million). This agreement has an initial term of two years from May 17, 2008 to May 16, 2010, and we renewed this agreement in April 2010 to extend the term to May 31, 2011. We and CEEG further undertook to guarantee the bank borrowings for up to RMB2.5 billion (approximately $397.2 million) and extended the term of this agreement to December 31, 2015.

In May 2011, Jiangsu Xinde entered into a guarantee agreement with Bank of Communications to guarantee our bank borrowings from May 2011 to May 2012 for up to RMB156.0 million (approximately $24.8 million), and another guarantee agreement with Bank of Communications to guarantee our bank borrowings from May 2011 to May 2012 for up to RMB240.0 million (approximately $38.1 million). In July 2012, Jiangsu Xinde and we entered into a guarantee agreement with Bank of Communications to guarantee our bank borrowings from July 2012 to July 2013 for up to RMB124.0 million (approximately $19.7 million), and another guarantee agreement with Bank of Communications to guarantee our bank borrowings from July 2012 to July 2013 for up to RMB127.0 million (approximately $20.3 million).

In January 2011, Jiangsu Xinde entered into a guarantee agreement with Evergrowing Bank to guarantee our bank borrowings from January 2011 to January 2012 for up to RMB90.0 million (approximately $14.3 million). In February 2012, Jiangsu Xinde entered into a guarantee agreement with Evergrowing Bank to guarantee our bank borrowings from February 2012 to February 2013 for up to RMB110.0 million (approximately $17.5 million).

As of December 31, 2012, approximately $69.2 million of our short-term bank borrowings have been guaranteed by Mr. Tingxiu Lu, our chairman, CEEG, an entity controlled by our chairman. Approximately $50.0 million of our short-term bank borrowings were guaranteed by Mr. Lu Tingxiu and his shares in CEEG. Approximately $39.8 million of our short-term bank borrowings have been guaranteed by Bank of Nanjing and CEEG. Approximately $19.7 million of the short-term bank borrowings have been guaranteed by CEEG and Jiangsu Xinde an entity controlled by our chairman. Approximately $20.3 million short-term borrowing has been guaranteed by Jiangsu Xinde. As of December 31, 2012, approximately $31.8 million of the long-term bank borrowings have been guaranteed by the real estate of CST, and CEEG (Jiangsu) Limited.

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

On October 17, 2011, we entered into a settlement agreement with REC Wafer to settle all disputes between REC Wafer and us. On October 28, 2011, we made a settlement payment to REC Wafer. The settlement amount has very limited impact on our profitability. Simultaneously REC Wafer released the $50 million bank guarantees related to the contract between REC SiTech AS and us in 2008.

On March 20, 2012, DOC’s preliminary countervailing duty determination was issued with an average countervailing duty rate of 3.61% assigned to China Sunergy solar cells produced in China that are imported, including as part of modules or panels, into the United States. The DOC also preliminarily determined that the countervailing and anti-dumping duty investigations apply only to solar cells made in China, as well as panels and modules, regardless of where manufactured, incorporating such cells. The investigations would not apply to panels or modules made in China from solar cells manufactured in a third country. We were not selected as a mandatory respondent to the anti-dumping investigation and participated in this case as a separate rate respondent. The DOC and ITC have made their final determinations on October 9, 2012 and November 7, 2012, respectively, with the anti-dumping order and countervailing order issued on December 7, 2012. From that date forward, we would be subject to an anti-dumping duty at the rate of 25.96% and a countervailing duty at the rate of 15.24% for our solar cells produced in China that are imported, including as part of modules or panels, into the United States. The determinations trigger deposit requirements at the final rates on imports into the United States, which could be substantial, as to our affiliated U.S. import operations and increase our cost of selling into the United States and thus could adversely impact our export sales to the United States. PRC respondent companies are entitled to an opportunity to contest the determinations in the relevant U.S. court, but it is unclear whether they will do so and what the outcome might be. If the determinations are not contested or contested unsuccessfully, duties are applied retroactively on imports entered into the United States from the time of the preliminary determinations, which will materially and adversely affect our current and future sales in the United States.

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

In November 2011, we filed a complaint with the Intermediate People's Court of Nanjing against Wuxi Jiacheng. The complaint alleged a breach of contract by Yuhui Solar, which was acquired by Wuxi Jiacheng prior to filing of this complaint, due to failure to provide us with solar modules as agreed following our payment of the advance, and sought repayment of such advance and liquidated damages. Wuxi Jiacheng filed a counter-claim alleging a breach of contract by us and seeking damages. In June 2012, the Intermediate People's Court of Nanjing ruled, among other things, that (1) Wuxi Jiacheng shall repay us the advance of approximately $803,000 together with accrued interests, and pay us the damages of approximately $1.8 million; and (2) we shall pay Wuxi Jiacheng of approximately $41,900 together with the liquidated damages. Both parties filed appeals with the People's High Court of Jiangsu Province in June 2012. On 20 December, 2012, the People's High Court of Jiangsu Province denied the appeals and sustained the original judgment.

In August 2012, Jiangsu Shunda Semi-conductor Co., Ltd, or Jiangsu Shunda, filed a complaint with thePeople's Court of Jiangning District of Nanjing against us. The complaint alleged a breach of contract by us due to failure to fulfill our payment obligations of approximately $0.5 million. In October 2012, we raised a dissent of jurisdiction to challenge the jurisdiction of the People's Court of Jiangning District of Nanjing over the case. In the ruling made on 29 October, 2012, the court rejected our dissent of jurisdiction. In November 2012, we appealed this order to the Intermediate People’s Court of Nanjing. On 29 January, 2013, the Intermediate People’s Court of Nanjing rejected the appeal made by us, and sustained the original ruling made by the People's Court of Jiangning District of Nanjing. As of the date of this annual report, the court’s decision is still pending.

On September 6, 2012 and November 8, 2012, respectively, the European Commission announced the initiation of an anti-dumping investigation and an anti-subsidy investigation concerning imports into the European Union of crystalline silicon PV modules and key components originating in China. Further, on March 6, 2013, the European Commission also moved to require registration of imports of silicon PV modules and key components into the European Union from China. The European Commission is expected to issue its provisional findings concerning its anti-dumping investigation by June 5, 2013, and concerning its anti-subsidy investigation by August 5, 2013. Its decision as to the imposition of any definitive measures will be presented before December 5, 2013. We are one of the China-based companies who produce and export crystalline silicon PV modules and key components to the European Union. If the European Commission assesses duties on the importation of these products, it could materially and adversely affect our affiliated European Union import operations and increase our cost of selling into the region.

In 2011, we entered into a series of contracts with Ecoware, under which, among other things, we agreed to supply solar modules to Ecoware, engage Ecoware to construct several solar power projects for us and purchase from Ecoware all equity interest in a company holding interests in several solar projects. As of the date of this annual report, we have trade receivable and down payments of approximately Euro 22.5 million (approximately $30.6 million) due from Ecoware under these contracts. Ecoware’s parent company, Aión Renewables S.p.A., or Aión, agreed to guarantee Ecoware’s performance under many of these contracts. In December 2012, we brought an action before the Court of Milan asking the court to order Ecoware and Aión (as 91 guarantor of Ecoware’s obligations) to repay certain supply of solar modules for an amount of approximately Euro 17.7 million, interests included. The court’s judgment is pending as of the date of this annual report. Ecoware and Aión have been declared bankrupt by Italian courts on March 28, 2013 and March 15, 2013, respectively. Should Ecoware or Aión decide not to challenge the decisions, the receiver will have sixty days from the publication of the decision to prepare a report for the judge detailing, among other things, the causes and circumstances of the bankruptcy and the diligence of the bankrupt in the exercise of its activities. After the quantification of the indebtedness status is validated by the judge, the receiver will have four months to prepare a plan stating how and in which percentage all the debtor’s assets will be distributed among the creditors. The plan will then be examined by the creditors and validated by the judge. The receiver will have to update his plan every four months, listing the available amounts and preparing a project of distribution of such amounts.

In January 2013, we filed a complaint with the People's Court of Jiangning District of Nanjing against Aide Solar. Aide Solar failed to provide the modules with the quality as agreed under the supply agreement entered into with us in 2009. Aide Solar agreed to refund us approximately $1.0 million upon return of the modules in question by us pursuant to a settlement agreement entered into between Aide Solar and us in 2010. However, Aide Solar failed to fully refund us as agreed, and we filed this lawsuit seeking the outstanding payment from Aide Solar. On 29 January, 2013, the People's Court of Jiangning District of Nanjing has ruled in favor of our request of property preservation against Aide Solar before the trial. As of the date of this annual report, the court has not issued the judgment on the merits.

Other than as described above, we are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to execute our business plan.

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

The following table provides the high and low closing prices for our ADSs on the Nasdaq Global Select Market for (1) the years of 2008, 2009, 2010 and 2011, (2) each of the four quarters of 2011 and 2012 and (3) each of the past six months. For ease of comparison, the ADS prices before December 21, 2011 have been retroactively adjusted to reflect the ADS to ordinary share ratio change that took effect on December 21, 2011.

	Trading Price
	High	Low
	$	$
Annual High and Low
2008	53.13	4.53
2009	18.24	4.14
2010	16.56	10.32
2011	14.40	1.09
2012	3.05	1.04
Quarterly High and Low
First Quarter 2011	14.40	11.88
Second Quarter 2011	12.30	4.80
Third Quarter 2011	6.21	3.36
Fourth Quarter 2011	3.54	1.09
First Quarter 2012	3.05	1.23
Second Quarter 2012	2.36	1.10
Third Quarter 2012	2.22	1.08
Fourth Quarter 2012	1.65	1.04
First Quarter 2013	1.83	1.30
Monthly Highs and Lows
October 2012	1.25	1.08
November 2012	1.35	1.04
December 2012	1.65	1.22
January 2013	1.72	1.49
February 2013	1.83	1.47
March 2013	1.73	1.30
April 2013(through April 25, 2013)	1.61	1.29

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association, as well as the Companies Law (2012 Revision), or Companies Law insofar as they relate to the material terms of our ordinary shares.

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

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded or required by the rules of the designated stock exchange as described in our amended and restate articles of association. A poll may be demanded by (a) the chairman of the meeting, (b) at least three shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy for the time being entitled to vote at the meeting, (c) any shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting, (d) a shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right or (e) if required by the rules of the designated stock exchange, by any director or directors who, individually or collectively, hold proxies in respect of shares representing 5% or more of the total voting rights at such meeting.

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name or an amendment to our memorandum or articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increase the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger or smaller amount than our existing share capital, and cancel any unissued shares.

Transfer of Shares. Subject to the restrictions of our amended and restated articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or a form prescribed by the designated stock exchange or any other form approved by our board.

Our board of directors may, in its absolute discretion, refuse to register any transfer of any ordinary share which is not fully paid up, or any share issued under any share incentive scheme for employees upon when a restriction on transfer imposed thereby still subsists. Our directors may also refuse to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as the Nasdaq Global Select Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

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

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 32.8% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2012. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

People’s Republic of China Taxation

Pursuant to the EIT Law and the EIT Law Implementing Rules, both of which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-PRC resident enterprises without any establishment or place of business within China or if the dividends payable have no connection with the establishment or place of business of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Sunergy Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in Sunergy Nanjing, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor is deemed as the beneficial owner of the dividend by PRC tax authorities and owns directly at least 25% of the shares of the foreign-invested enterprise). If Sunergy Hong Kong is deemed as the beneficial owner of the dividend by PRC tax authorities and regarded as a non-PRC resident enterprise, it would be subject to a 5% withholding tax for any dividends payable to it from Sunergy Nanjing, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and debt service on any debt we may incur through our Cayman holding company, could be materially reduced.

The EIT Law and the EIT Law Implementation Rules provides that enterprises established under the laws of foreign countries or regions whose "de facto management bodies" are located within the PRC are considered PRC resident enterprises and will be subject to the PRC Enterprise Income Tax at the rate of 25% on their worldwide income. Under the Implementation Rules of the EIT Law, a "de facto management body" is defined as a body that has material and overall management and control over manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. Although it is still unclear whether we will be considered a PRC resident enterprise under the EIT Law, we currently believe and take the position we are not a PRC resident enterprise.

Under the EIT Law and the EIT Law Implementation Rules, if we and Sunergy Hong Kong were regarded as PRC resident enterprises, the dividends payable to us from Sunergy Nanjing would be exempt from the PRC enterprise income tax. If Sunergy Hong Kong is regarded as a non-PRC resident enterprise and the beneficial owner of the dividend, and therefore would be subject to a 5% withholding tax for any dividends payable to it from Sunergy Nanjing, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and debt service on any debt we may incur through our Cayman holding company, could be materially reduced.

According to the Beneficial Owner Recognition Circular, a corporate resident of a contracting state will not be entitled to the lower withholding tax rate under a tax treaty if it is considered a "conduit company" which is set up merely for the purpose of avoiding or reducing tax or transferring or accumulating profits, as opposed to a beneficial owner who owns and controls an item of income, or the right or property from which that item of income is derived, and is normally engaged in substantive business activities such as manufacturing, sales and management. Therefore, if Sunergy Hong Kong were not considered to be the beneficial owner of Sunergy Nanjing as the case may be, under the terms of the Beneficial Owner Recognition Circular, we may not be able to enjoy the applicable tax treaty benefits between the PRC and Hong Kong, and any dividends paid by Sunergy Nanjing to Sunergy Hong Kong may incur a higher withholding tax rate of 10%. In addition, if we are regarded as a PRC resident enterprise under the EIT Law, any dividends to be distributed by us to our non-PRC shareholders or holders of ADSs will be subject to a withholding tax. Unless there are further rules announced by the Chinese tax authorities, we may be required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders or holders of ADSs, or any gain realized by our non-PRC shareholders or holders of ADSs from transfer of the shares or ADSs.

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

The U.S. Treasury Department has expressed concerns that U.S. Holders of ADSs may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit. Such actions (for example, a pre-release of an ADS by a depositary) may also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders of ADSs, including individual U.S. Holders (discussed below). Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, could be affected by actions taken by the U.S. Treasury Department or the depositary.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided certain conditions are satisfied, including (1) our ADSs or ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury Department guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market at all times. Based on existing guidance, it is not clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. If we are deemed to be a “resident enterprise” under PRC tax law (see Item 10, “Additional Information—Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. As discussed above (see Item 10 “Additional Information—Taxation—People’s Republic of China Taxation”), we currently believe and take the position we are not a “resident enterprise” under PRC tax law. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

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

You are urged to consult your tax advisor regarding the tax consequences to you if PRC tax is imposed on gain on a disposition of your common shares or ADSs (see Item 10, “Additional Information—Taxation—People’s Republic of China Taxation”), including any availability of a United States foreign tax credit in respect of such PRC tax in your particular circumstances.

Passive Foreign Investment Company

Based on the estimated value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2012. However, we cannot assure you we were not a PFIC for 2012 and cannot assure you that we will not be a PFIC for 2013 or thereafter. A non-U.S. corporation will be a PFIC for any taxable year if either:

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

Unless otherwise provided by the U.S. Treasury Department, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 3.9%, 1.8%, 1.5%, 4.8% and 5.9% in 2004, 2005, 2006, 2007 and 2008, respectively, decreased slightly by 0.7% in 2009, and increased by 3.3% and 5.4% in 2010 and 2011 respectively. In 2012, the consumer price index increased by 2.6%.

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

Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2012, we had a Renminbi denominated cash balance of RMB1,749 million, a U.S. dollar denominated cash balance of $85 million, and a Euro denominated cash balance of €35 million. Assuming we had converted the Renminbi denominated cash balance of RMB1,749 million as of December 31, 2012 into U.S. dollar at the exchange rate of RMB6.2301 for $1.00 as of December 31, 2012, this cash balance would have been $280.7 million. Assuming a further 1% appreciation of the U.S. dollar against the Renminbi, this cash balance would have decreased to $277.9 million as of December 31, 2012. Therefore, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, any appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

We are also subject to foreign currency translation risk. Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiary is Renminbi. We translate monetary assets and liabilities denominated in other currencies into Renminbi at the rates of exchange in effect at each balance sheet date. Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. We recorded these exchange gains and losses in the statements of operations. We recorded net foreign currency losses of $5.1 million, $10.6 million and net foreign currency gain of $0.4 million in 2010, 2011 and 2012, respectively.

Starting from 2008, we entered into a series of foreign currency forward contracts with certain banks to hedge our exposure to foreign currency exchange risk. As of December 31, 2012, we had foreign currency forward contracts with a total contract value of approximately $6.6 million. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. As at December 31, 2012, we incurred a loss of $0.4 million in fair value of derivatives related to the forward foreign currency exchange contracts, which was included in the line item “Change in fair value of derivative” in the consolidated statements of operations. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations.

Counterparty Risk

Outstanding financial derivative instruments expose us to credit loss in the event of non-performance by the counterparties to the agreements. On a periodic basis, we review the credit ratings of our counterparties and adjust our exposure as deemed appropriate. The counterparty risk has been considered in the fair value measurement of derivative instruments.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2012, we had total short-term bank borrowings and current portion of long-term bank borrowings amounting to $512.4 million and total long-term bank borrowings amounting to $122.9 million. The average interest of our bank borrowings due within one year and long-term borrowings was 6.35% and 4.61%, respectively. Based on our bank borrowings as of December 31, 2012, a 1% increase in average interest rate of short-term and long-term loan would result in approximately a $6.4 million increase in our interest expense on an annual basis. Our future interest expense may increase due to changes in market interest rates.

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

Fees and Charges Payable by ADS Holders

According to the deposit agreement and amendments thereto between us and the depositary, JPMorgan Chase Bank N.A., our ADR holders may have to pay the following fees and charges to JPMorgan Chase Bank N.A. in connection with ownership of the ADR:

Category	Depositary actions	Associated fee
(a) Depositing or substituting the underlying shares	Each person to whom ADSs are issued against deposits of shares, including deposits and issuances in respect of:	$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs issued
• Share distributions, stock dividend, stock split, merger
• Exchange of securities or any other transaction or event affecting the ADSs or the deposited securities

(b) Receiving or distributing dividends	Distribution of cash dividends	$0.05 or less per ADS

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Up to $5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers of depositary receipts	$1.50 per ADS

Category	Depositary actions		Associated fee
(f) General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADRs		$0.05 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charge from one or more cash dividends or other cash distributions

(g) Expenses of the Depositary	Expenses incurred on behalf of ADR Holders in connection with:		Expenses payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charges from one or more cash dividends or other cash distributions
	•	Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
	•	The depositary's or its custodian’s compliance with applicable law, rule or regulation
	•	Stock transfer or other taxes and other governmental charges
	•	Cable, telex and facsimile transmission and delivery charges
	•	fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities
	•	Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2012, we did not receive any payments from the depository or any reimbursement relating to the ADS facility.

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

As of December 31, 2012, our cash and cash equivalents amounted to $183.3 million, comprised of cash on hand and demand deposits.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.            Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay our auditors any fees other than audit fees in 2011 and 2012.

	2011	2012

Audit fees(1)	$935,376	$1,239,523

Audit-related fees(2)	—	—

Tax fees(3)	—	$37,396

All other fees(4)	—	$38,183

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice, and other audit-related services for the years ended December 31, 2011 and December 31, 2012.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	“All other fees” means sustainability consulting service related fee.

We engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP in 2006. Total service fees billed related to these professional services in 2011 and 2012 amounted to $935,376 and $1,239,523, respectively.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

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

In March and June of 2012, we conducted open market repurchase of $26 million aggregate principal amount of the convertible senior notes for a total cash consideration of $15.7 million.

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

Item 18.            Financial Statements

The consolidated financial statements of China Sunergy and its subsidiaries are included at the end of this annual report.

Item 19.            Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).

2.2	Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

2.3	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 Amendment No. 2 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

2.4	Indenture dated as of July 1, 2008 between Wilmington Trust Company and the Registrant (incorporated by reference to Exhibit 4.8 of the Report of Foreign Private Issuer on Form 6-K filed by China Sunergy Co., Ltd. on July 2, 2008).

2.5	Amendment No.1 to Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders of the American Depositary Receipts (incorporated by reference to Exhibit 99.A2 from our Registration Statement on Form F-6 Amendment No. 1 (file no. 333-142574) filed with the Securities and Exchange Commission on December 9, 2011).

4.1	Subscription Agreement among the Registrant and other parties therein dated as of September 17, 2006 (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.2	Shareholders Agreement among the Registrant and other parties therein dated as of September 26, 2006, amended as of October 24, 2006, March 22, 2007 and April 24, 2007 (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.3	Registration Rights Agreement among the Registrant and other parties therein dated as of September 26, 2006 (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.4	Sale and Purchase Agreement among the Registrant, Sunergy BVI and other parties therein dated as of August 29, 2006 (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.5	Agreement for the Transfer and Assumption of Obligations among the Registrant, Sunergy BVI and other parties therein dated as of August 29, 2006(incorporated by reference to Exhibit 4.8 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.6	Subscription Agreement among the Sunergy BVI, Sunergy Nanjing and other parties therein dated as of April 4, 2006(incorporated by reference to Exhibit 4.9 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007)

4.7	Warrant Purchase Agreement among the Sunergy BVI, Sunergy Nanjing and other parties therein dated as of March 8, 2006(incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.8	Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 4.1 from our Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (File No. 333-148125), as amended, filed with the Commission on June 22, 2009).

Exhibit Number	Description of Document

4.9	Second Share Incentive Plan, including form of Restricted Share Award Agreement (incorporated by reference to Exhibit 4.9 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.10	Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.11	Form of Employment Agreement between the Registrant and Senior Executive Officers of the Registrant (incorporated by reference to Exhibit 4.11 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.12	Form of Director Agreement between the Registrant and certain independent directors (incorporated by reference to Exhibit 4.12 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.13	English Translation of Authorization License for Usage of Trademark between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of June 7, 2006(incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.14	English Translation of Trademark License Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of March 15, 2006(incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.15	English Translation of License Authorization for Usage of Trademark between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of February 9, 2006(incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.16	English Translation of Purchase Contract between Jiangsu Zhongneng and Sunergy Nanjing dated as of March 1, 2007 (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.17	English Translation of Property Lease Contract between CEEG (Nanjing) Special Transformers Co., Ltd. and Sunergy Nanjing dated as of August 29, 2006 (incorporated by reference to Exhibit 10.37 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.18	Series A and Series B Preferred Shares Sale and Purchase Agreement dated as of March 22, 2007 (incorporated by reference to Exhibit 10.39 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.19	English Translation of Joint Venture Contract between Sunergy BVI and CEEG in 2007 (incorporated by reference to Exhibit 4.50 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.20	English Translation of Land Use Right Transfer Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of July 23, 2007 (incorporated by reference to Exhibit 4.51 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.21	English Translation of Equity Interest Transfer Agreement regarding the transfer of equity interest in China Sunergy (Shanghai) Co., Ltd. between China Electric Equipment Group Co., Ltd. and China Sunergy (Hong Kong) Co., Limited. dated as of September 1, 2008 (incorporated by reference to Exhibit 4.61 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009)

4.22	ADS Lending Agreement, dated June 25, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by China Sunergy Co., Ltd. on July 2, 2008).

Exhibit Number	Description of Document

4.23	English Translation of EPC Contract for Multiple BIPV Photovoltaic Grid-Connected System Demonstration Project of CEEG Nanjing Science and Technology Park between CEEG (Nanjing) Solar Research Institute Co., Ltd. and Sunergy Nanjing dated as of December 29, 2009 (incorporated by reference to Exhibit 4.70 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.24	English Translation of Security Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of April 26, 2010 (incorporated by reference to Exhibit 4.79 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.25	English Translation of Share Transfer Agreement of CEEG (Nanjing) Renewable Energy Co., Ltd. among China Electric Equipment Group Co., Ltd., Sundex Holdings Limited and Sunergy Nanjing dated as of March 15, 2010 (incorporated by reference to Exhibit 4.84 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.26	English Translation of Share Transfer Agreement of CEEG (Shanghai) Solar Science & Technology Co., Ltd. among China Electric Equipment Group Co., Ltd., Sundex Holdings Limited and Sunergy Nanjing dated as of March 15, 2010 (incorporated by reference to Exhibit 4.85 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.27	English Translation of Form of Real Estate Sale Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. (incorporated by reference to Exhibit 4.109 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.28	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of May 10, 2010 and Supplementary Contract dated as of May 31, 2010 (incorporated by reference to Exhibit 4.110 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.29	English Translation of Premises Lease Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. dated as of November 1, 2010 (incorporated by reference to Exhibit 4.115 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.30	English Translation of State-owned Land Use Right Transfer Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. dated as of December 30, 2010 (incorporated by reference to Exhibit 4.116 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.31	English Translation of Sales Contract between CEEG (Nanjing) Renewable Energy Co., Ltd. and CEEG (Nanjing) Solar Research Institute Co., Ltd. dated as of December 20, 2010 (incorporated by reference to Exhibit 4.117 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.32	Loan Agreement between China Sunergy (Nanjing) Co., Ltd. and China Electric Equipment Group Corporation Ltd., dated as of June 27, 2011 (incorporated by reference to Exhibit 99.2 from our Press Release on Form 6-K filed with the Securities and Exchange Commission on July 1, 2011)

4.33	English Translation of Long Term Sales Contract between Sunergy Nanjing and Suzhou GCL Photovoltaic Technology Co., Ltd., dated as of January 17, 2011 (incorporated by reference to Exhibit 4.33 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.34	English Translation of Long Term Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of September 22, 2011 (incorporated by reference to Exhibit 4.34 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

Exhibit Number	Description of Document

4.35	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of March 9, 2011 (incorporated by reference to Exhibit 4.35 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.36	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of June 7, 2011(incorporated by reference to Exhibit 4.36 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.37	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of June 23, 2011 (incorporated by reference to Exhibit 4.37 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.38	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of July 15, 2011 (incorporated by reference to Exhibit 4.38 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.39	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of November 17, 2011 (incorporated by reference to Exhibit 4.39 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.40	English Translation of Sales Contract between Sunergy Nanjing and CEEG (Nanjing) Solar Research Institute Co., Ltd. dated as of August 19, 2011 (incorporated by reference to Exhibit 4.40 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.41	English Translation of Sales Contract between Sunergy Nanjing and CEEG (Nanjing) Solar Research Institute Co., Ltd. dated as of August 19, 2011 (incorporated by reference to Exhibit 4.41 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.42	English Translation of Agreement between CEEG (Nanjing) Renewable Energy Co., Ltd., CEEG (Nanjing) Solar Research Institute Co., Ltd., CEEG, CEEG (Nanjing) Semiconductor Co., Ltd., CEEG Nanjing International Trade Co., Ltd., CEEG (Nanjing) Special Transformer Co., Ltd., and CEEG (Jiangsu) Insulative New Material CO., Ltd. dated as of December 31, 2011 (incorporated by reference to Exhibit 4.42 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.43	English Translation of Maximum Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Bank of Communications dated as of May 26, 2011 (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.44	English Translation of Maximum Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Bank of Communications dated as of May 26, 2011 (incorporated by reference to Exhibit 4.44 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.45	English Translation of Maximum Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Evergrowing Bank dated as of January 4, 2011 (incorporated by reference to Exhibit 4.45 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.46	English Translation of Maximum Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Evergrowing Bank dated as of February 28, 2012 (incorporated by reference to Exhibit 4.46 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.47	English Translation of Security Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of April 12, 2012 (incorporated by reference to Exhibit 4.47 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

Exhibit Number	Description of Document

4.48	English Translation of Facility Lease Agreement between CEEG (Nanjing) Special Transformers Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. dated as of May 1, 2011 (incorporated by reference to Exhibit 4.48 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.49	English Translation of Facility Lease Agreement between CEEG (Nanjing) Special Transformers Co., Ltd. and Sunergy Nanjing in 2011 (undated) (incorporated by reference to Exhibit 4.49 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.50	English Translation of State-owned Land Use Right Assignment Contract between Yizheng Land and Resources Bureau and China Sunergy (Yangzhou) Co., Ltd. dated as of November 17, 2011 (incorporated by reference to Exhibit 4.50 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.51	English Translation of State-owned Land Use Right Assignment Contract between Yizheng Land and Resources Bureau and China Sunergy (Yangzhou) Co., Ltd. dated as of December 6, 2011 (incorporated by reference to Exhibit 4.51 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.52*†	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of April 1, 2012

4.53*†	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of April 11, 2012

4.54*†	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of April 23, 2012

4.55*†	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of May 8, 2012

4.56*†	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of May 23, 2012

4.57*†	English Translation of Purchase Contract between CEEG (Nanjing) Semiconductor Co., Ltd. and Sunergy Nanjing dated as of March 22, 2012

4.58*	English Translation of Supplement Agreement to the Lease Agreement between CEEG (Nanjing) Special Transformer Co., Ltd. and CEEG (Nanjing) New Energy Co., Ltd. dated as of May 29, 2012

4.59*	English Translation of Supplement Agreement to the Lease Agreement between CEEG (Nanjing) Special Transformer Co., Ltd. and Sunergy Nanjing dated as of June 14, 2012

4.60*†	Product Procurement Contract between CEEG Nanjing Renewable Energy Co., Ltd. and CEEG Nanjing Solar Energy Research Institute dated as of May 18, 2012

4.61*†	Product Procurement Contract between CEEG Nanjing Renewable Energy Co., Ltd. and CEEG Nanjing Solar Energy Research Institute dated as of May 18, 2012

4.62*	English Translation of Loan Agreement between CEEG (Nanjing) Semiconductor Co., Ltd. and China Sunergy (Nanjing) Co., Ltd. dated as of 10 February, 2012

4.63*	English Translation of Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Bank of Communications dated as of September 25, 2012

4.64*	English Translation of Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Bank of Communications dated as of July 26, 2012

4.65*	English Translation of Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Bank of Communications dated as of October 5, 2012

4.66*	English Translation of Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Bank of Communications dated as of July 26, 2012

4.67*	English Translation of Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Bank of Communications dated as of September 7, 2012

4.68*	Letter of Support signed by China Electric Equipment Group Co., Ltd

4.69*	English Translation of Loan Agreement between CEEG (Nanjing) Semiconductor Co., Ltd. and China Sunergy (Nanjing) Co., Ltd. dated as of 29 December, 2012

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman (Cayman) Limited.

Exhibit Number	Description of Document

15.2*	Consent of Jun He Law Offices.

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm.

101**	INS XBRL Instance Document.

101**	SCH XBRL Taxonomy Extension Schema Document.

101**	CAL XBRL Taxonomy Extension Calculation Linkbase Document.

101**	DEF XBRL Taxonomy Extension Definition Linkbase Document.

101**	LAB XBRL Taxonomy Extension Label Linkbase Document.

101**	PRE XBRL Taxonomy Extension Presentation Linkbase Document.

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

CHINA SUNERGY CO., LTD.
By:	/s/ Stephen Zhifang Cai
	Name:	Stephen Zhifang Cai
	Title:	Chief Executive Officer

Date: April 26, 2013

CHINA SUNERGY CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2011 and 2012	F-3

Consolidated Statements of Operations for the Years Ended
December 31, 2010, 2011 and 2012	F-5

Consolidated Statements of Comprehensive Income (Loss) for the Years Ended
December 31, 2010, 2011 and 2012	F-6

Consolidated Statements of Changes in Equity for the Years Ended
December 31, 2010, 2011 and 2012	F-7

Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2011 and 2012	F-8

Notes to the Consolidated Financial Statements	F-10

Additional Information - Financial Statements Schedule I	F-47

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Sunergy Co., Ltd:

We have audited the accompanying consolidated balance sheets of China Sunergy Co., Ltd. (the "Company") and subsidiaries (collectively referred to as the "Group") as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2012 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

Nanjing, China

April 26, 2013

CHINA SUNERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data)

	December 31,
	2011	2012
	$	$
ASSETS

Current assets:
Cash and cash equivalents	209,478,864	183,312,417
Restricted cash	84,434,680	226,610,884
Accounts receivable, net of allowance for doubtful accounts of $15,869,894 and $63,006,093 in 2011 and 2012, respectively	152,285,987	77,188,944
Advance to suppliers	5,418,925	5,320,346
Amounts due from related parties	634,058	67,006,828
Inventories	43,977,417	83,855,621
Project assets	9,203,936	4,761,014
Deferred tax assets	6,416,008	1,727,054
VAT receivable	39,910,040	18,837,716
Income tax receivable	2,604,397	-
Restricted cash-collateral account	-	2,097,340
Convertible senior notes issuance cost	-	15,934
Prepaid expense and other current assets	6,984,968	7,737,138

Total current assets	561,349,280	678,471,236

Property, plant and equipment, net	164,535,473	205,706,724
Prepaid land use rights	23,359,916	28,547,417
Intangible assets, net	4,838,946	1,986,621
Deferred tax assets	17,598,302	5,455,564
Restricted cash-collateral account	1,654,240	-
Convertible senior notes issuance cost	980,683	-
Amount due from related parties	29,621,962	-
Other long-term assets	5,969,825	2,917,781

TOTAL ASSETS	809,908,627	923,085,343

CHINA SUNERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data)

	December 31,
	2011	2012
	$	$

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings	286,887,593	463,554,185
Current portion of long-term debt	35,328,572	48,865,064
Accounts payable	47,720,422	128,347,074
Notes payable	56,206,154	38,495,824
Amounts due to related parties	57,609,521	70,582,470
Accrued payroll and welfare	4,296,061	3,501,553
Accrued expenses and other current liabilities	9,740,666	13,897,901
Deferred tax liability	786,358	518,592
Income tax payable	-	338,209
Collateral account payable	-	2,097,340
Convertible senior notes	-	1,500,000

Total current liabilities	498,575,347	771,698,212
Long-term debt	125,438,845	122,859,120
Collateral account payable	1,654,240	-
Deferred tax liability	1,045,435	437,507
Convertible senior notes	27,500,000	-
Accrued warranty cost	14,763,321	17,163,711
Other liabilities	1,845,025	4,606,816

Total liabilities	670,822,213	916,765,366

Commitments and contingencies (Note 18)

Equity:
Ordinary share (par value $0.0001; 463,247,600 shares authorized, 267,287,253 shares issued and outstanding as of December 31, 2011 and 2012)	26,729	26,729
Additional paid-in capital	185,366,825	185,367,042
Accumulated deficit	(81,006,405)	(214,587,069)
Accumulated other comprehensive income	34,699,265	35,523,388

Total equity attributable to China Sunergy Co. Ltd.	139,086,414	6,330,090
Non-controlling interests	-	(10,113)
Total equity	139,086,414	6,319,977

TOTAL LIABILITIES AND EQUITY	809,908,627	923,085,343

CHINA SUNERGY CO., LTD.

CONSOLIDATED statementS of operations

(In U.S. dollars, except for share data)

	Years ended December 31,
	2010	2011	2012
	$	$	$

Sales to third parties	250,957,135	556,121,653	286,889,060
Sales to related parties	266,262,042	10,170,102	5,832,301

Total revenues	517,219,177	566,291,755	292,721,361

Cost of sales to third parties	(214,299,556)	(556,741,244)	(288,004,932)
Cost of sales to related parties	(210,617,110)	(7,732,879)	(5,909,231)

Cost of revenues	(424,916,666)	(564,474,123)	(293,914,163)

Gross profit (loss)	92,302,511	1,817,632	(1,192,802)

Selling and marketing expenses	(5,466,805)	(19,148,678)	(20,055,854)
General and administrative expenses	(17,518,189)	(41,182,119)	(75,874,984)
Research and development expenses	(3,345,644)	(6,718,265)	(8,608,874)
Goodwill impairment loss	-	(14,806,586)	-

Total operating expenses	(26,330,638)	(81,855,648)	(104,539,712)

Income (loss) from operations	65,971,873	(80,038,016)	(105,732,514)
Interest expense	(9,065,363)	(23,458,361)	(28,838,328)
Interest income	1,161,685	2,505,432	6,154,813
Changes in fair value of derivatives	2,919,710	(5,173,903)	(369,309)
Other income (expense), net	(3,686,488)	(1,899,809)	11,486,938

Income(loss) before income taxes	57,301,417	(108,064,657)	(117,298,400)
Income tax benefit (expense)	(5,567,162)	13,771,962	(16,295,221)

Net income(loss)	51,734,255	(94,292,695)	(133,593,621)

Less: Net loss attributable to the noncontrolling interest	-	-	(12,957)

Net income (loss) attributable to ordinary shareholders of China Sunergy Co., Ltd	51,734,255	(94,292,695)	(133,580,664)

Net income (loss) per share:
Basic	$0.22	$(0.39)	$(0.55)

Diluted	$0.21	$(0.39)	$(0.55)

Share used in calculating basic income (loss) per share	240,545,811	240,701,253	240,701,253

Share used in calculating diluted income (loss) per share	262,009,223	240,701,253	240,701,253

The accompany notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED statementS of COMPREHENSIVE InCOME (LOSS)

(In U.S. dollars, except for share data)

	Years ended December 31,
	2010	2011	2012
	$	$	$

Net income (loss)	51,734,255	(94,292,695)	(133,593,621)
Other comprehensive income:
Foreign currency translation adjustments,
net of tax impact nil for 2010, 2011 and 2012	6,812,403	6,678,512	824,167

Comprehensive income (loss)	58,546,658	(87,614,183)	(132,769,454)

Less:
Comprehensive loss attributable to noncontrolling interest	-	-	(12,913)

Comprehensive income (loss) attributable to ordinary shareholders of China Sunergy Co., Ltd	58,546,658	(87,614,183)	(132,756,541)

The accompany notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars, except for share data)

					Retained	Accumulated
			Additional		earnings	other
			paid-in	Subscription	(accumulated	comprehensive	Non-controlling
	Ordinary shares		capital	receivable	deficit)	income	interest	Total
	Number	$	$	$	$	$	$	$

Balance at January 1, 2010	267,287,253	26,729	185,336,850	(405,313)	(38,447,965)	21,208,350	-	167,718,651

Share-based compensation	-	-	543,510	-	-	-	-	543,510
Net income	-	-	-	-	51,734,255	-	-	51,734,255
Others	-	-	(405,313)	405,313	-	-	-	-
Other comprehensive income	-	-	-	-	-	6,812,403	-	6,812,403

Balance at December 31, 2010	267,287,253	26,729	185,475,047	-	13,286,290	28,020,753	-	226,808,819

Share-based compensation	-	-	(108,222)	-	-	-	-	(108,222)
Net loss	-	-	-	-	(94,292,695)	-	-	(94,292,695)
Other comprehensive income	-	-	-	-	-	6,678,512	-	6,678,512

Balance at December 31, 2011	267,287,253	26,729	185,366,825	-	(81,006,405)	34,699,265	-	139,086,414

Share-based compensation	-	-	217	-	-	-	-	217
Net loss	-	-	-	-	(133,580,664)	-	(12,957)	(133,593,621)
Other comprehensive income	-	-	-	-	-	824,123	44	824,167
Noncontolling interest capital injection	-	-	-	-	-	-	2,800	2,800

Balance at December 31, 2012	267,287,253	26,729	185,367,042	-	(214,587,069)	35,523,388	(10,113)	6,319,977

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2010	2011	2012
	$	$	$

Operating activities:
Net income(loss)	51,734,255	(94,292,695)	(133,593,621)
Adjustments to reconcile net income (loss) to net cash
(used in) provided by operating activities:
Depreciation and amortization	12,842,241	20,600,715	19,872,497
Bad debt provision	1,021,669	12,267,390	47,400,809
Share-based compensation	543,510	(108,222)	217
Loss from disposal of property, plant and equipment	120,048	1,211,206	10,152
Goodwill impairment loss	-	14,806,586	-
Inventory write-down	2,539,538	7,765,270	6,925,478
Loss (gain) on changes in fair value of derivatives	(2,919,710)	5,173,903	369,309
Gain on repurchase of convertible senior notes	-	(7,440,000)	(10,348,750)
Amortization of convertible senior notes issuance cost and share-lending arrangement	1,000,395	1,630,061	964,749
Others	-	(223,638)	152,554

Changes in operating assets and liabilities:
Accounts receivable	(3,475,821)	(99,447,828)	27,649,693
Amounts due from related parties	(20,253,111)	12,321,646	(36,750,808)
Advance to suppliers	(168,096)	3,084,559	48,681
Inventories	(26,043,931)	20,491,706	(46,803,682)
Project assets	-	(9,203,936)	4,442,922
Prepaid expenses and other current assets and VAT receivable	(6,726,868)	(28,866,090)	20,023,346
Other long-term assets	-	(4,841,421)	2,899,490
Deferred tax assets	(777,610)	(17,460,955)	15,955,998
Accounts payable	7,297,823	17,775,265	49,643,649
Amount due to related parties	6,197,471	47,037,344	12,972,949
Accrued expenses and other liabilities	7,101,932	6,191,965	5,434,253
Income tax payable	6,344,771	(8,766,593)	2,942,606
Prepaid land use rights	(5,626,346)	(12,618,645)	(5,825,188)

Net cash provided by (used in) operating activities	30,752,160	(112,912,407)	(15,612,697)

Investing activities:
Acquisition of subsidiaries	(46,048,500)	-	-
Cash assumed upon acquisition	15,964,351	-	-
Purchases of property, plant and equipment	(14,630,862)	(60,676,805)	(44,288,415)
Subsidy received from local government to purchase plant and equipment	-	-	3,018,154
Proceeds from disposal of property, plant and equipment	-	26,933	-
Change in restricted cash	(7,102,851)	553,448	(142,176,204)

Net cash used in investing activities	(51,817,862)	(60,096,424)	(183,446,465)

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2010	2011	2012
	$	$	$
Financing activities:

Repurchase of convertible senior notes	-	(9,060,000)	(15,651,250)
Proceeds from short-term bank borrowings	133,567,729	587,785,523	653,773,767
Proceeds from long-term bank borrowings	30,199,160	204,792,588	46,137,937
Repayment of short-term bank borrowings	(168,391,955)	(522,582,754)	(513,096,521)

Net cash provided by (used in) financing activities	(4,625,066)	260,935,357	171,163,933

Effect of exchange rate changes on cash and cash equivalents	8,304,136	15,084,268	1,728,782

Net increase (decrease) in cash and cash equivalents	(17,386,632)	103,010,794	(26,166,447)

Cash and cash equivalents at the beginning of the year	123,854,702	106,468,070	209,478,864

Cash and cash equivalents at the end of the year	106,468,070	209,478,864	183,312,417

Supplemental disclosure of cash flow information:

Interest paid, net of interest capitalized	6,674,234	23,157,984	27,671,213

Income taxes paid	1,580,299	12,455,586	1,014

Supplemental disclosure of non-cash investing activities:
Restricted cash collateral received in connection with share-lending arrangement	(1,949,640)	(16,867,340)	443,100
Purchase of property, plant and equipment included in accounts payable	5,827,699	8,699,797	21,972,470
Major assets acquired and liabilities assumed upon acquisition:
Accounts receivable (net)	45,124,386	-	-
Amount due from related parties	78,365,265	-	-
Inventories	30,023,910	-	-
Other current Assets (excluding cash acquired)	45,077,777	-	-
Property, plant and equipment (net)	10,255,200	-	-
Account payables	44,997,729	-	-
Amount due to related parties	74,737,639	-	-
Other current liabilities	77,981,754	-	-

The accompanying notes are an integral part of the consolidated financial statements.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

As of December 31, 2012, the Company’s subsidiaries include the following entities:

		Date of
		Incorporation	Percentage of
Subsidiaries' Name	Principal Activities	or acquisition	Ownership	Place of Incorporation

China Sunergy Co., Ltd.	Investment Holding	January 27, 2006	100%	British Virgin Islands
("China Sunergy BVI")
China Sunergy (Hong Kong) Co.,Limited	Investment Holding	December 7, 2007	100%	Hong Kong
("Sunergy Hong Kong")
China Sunergy Europe Gmbh	Marketing Service	November 27, 2007	100%	Germany
China Sunergy (Nanjing) Co., Ltd.	Solar cells manufacturing	August 2, 2004	100%	PRC
("Sunergy Nanjing")
China Sunergy (Shanghai) Co., Ltd.	Solar cells manufacturing	November 1, 2007	100%	PRC
("Sunergy Shanghai")
CEEG (Shanghai) Solar Science	Modules manufacturing	November 1, 2010	100%	PRC
Technology Co., Ltd. ("SST")
CEEG (Nanjing) Renewable	Modules manufacturing	November 1, 2010	100%	PRC
Energy Co.,Ltd ("NRE")
China Sunergy (US) Clean Tech Inc	Sales & Marketing service	April 8, 2011	100%	US
CSUN Trading (Hong Kong)	Trading	May 4, 2011	100%	Hong Kong
Co., Limited
China Sunergy	Solar cell	June 30, 2011	100%	PRC
(Yangzhou) Co., Ltd	Manufacturing and R&D
China Sunergy	Photovoltaic project's	August 5, 2011	100%	Luxembourg
Luxembourg S.A	Engineering& sales
CSUN International (Hong Kong)			100%	Hong Kong
Co., Ltd	Invest Holding	March 22, 2012
CSUN Holding (Luxembourg) s.a.r.l	Invest Holding	April 26, 2012	100%	Luxembourg
CSUN Renewable Energy
(France) S.A.R.L	Marketing service	May 29, 2012	100%	France
CSUN Holding UK LTD	Photovoltaic project's	July 17, 2012	100%	UK
	Engineering & sales
CSUN Italy S.R.L	Marketing service	August 29, 2012	100%	Italy
Hami Huiteng Solar Power Co., Ltd	Photovoltaic project's	August 29, 2012	100%	PRC
	Engineering and sales
CSUN Eurasia Energy Systems	Modules manufacturing	November 12, 2012	80%	Turkey
Industry and Trade Inc.
CSUN Eurasia Energy Technologies	Solar cells manufacturing	November 12, 2012	80%	Turkey
Industry and Trade Inc.
AEE Renewable UK 6 Limited	Photovoltaic Project	October 2012	100%	UK
AEE Renewable UK 7 Limited	Photovoltaic Project	October 2012	100%	UK

On November 1, 2010, Sunergy Nanjing acquired all equity interests of SST and NRE. See Note 3 "Business acquisitions" for details.

The Group established China Sunergy Luxembourg S.A. in 2011 and CSUN Holding UK LTD in 2012 and began entering into arrangements to develop commercial solar power systems (“project assets”). The details of the project assets are discussed in Note 2(h).

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business is dependent on, among other things, the Group’s ability to generate cash flows from operations, and the Group’s ability to arrange adequate financing arrangements, including the renewal or rollover of its bank borrowings, to support its working capital requirements.

The following factors raise doubt about the Group's ability to continue as a going concern for the foreseeable future.

• The solar industry is being negatively impacted by a number of factors including excess capacity, reduction of government incentives in key solar markets, higher import tariffs and the European debt crisis. These factors have contributed to declining average selling prices for our products. Since December 31, 2010, the Group's average selling price of modules has fallen from $1.92/watt to $0.74/watt in 2012.

• For the year ended December 31, 2012, the Group incurred an operating loss of $105.7 million and for the year ended December 31, 2011 a loss from operations of $80.0 million.

• During the year December 31, 2012, the Group experienced negative cash flow of $15.6 million from operations.

• As of December 31, 2012, the Group's current liabilities exceed our current assets by $93.2 million. While the Group had cash and cash equivalents of $183.3 million and restricted cash of $226.6 million, it had short-term bank borrowings of $463.6 million, all due within one year and the current portion of long-term debt amounting to $48.9 million.

These factors are mitigated by the following plans and actions:

•The Group has taken a number of cost reduction initiatives. Since the second half of 2011, the Group has implemented its business strategy of cost reduction through research and development efforts at each stage of its vertically integrated manufacturing process and economies of scale through expanding its solar module business. At the end of 2012, as a result of the relocation of certain of the Group's manufacturing capacity to Turkey, the shipment costs to the European market will be reduced.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(a)	Basis of presentation- continued

• While there can be no assurance that the Group will be able to refinance its short-term bank borrowings as they become due, historically, the Group has renewed or rolled over most of its short-term bank loans upon the maturity date of the loans and has assumed it will continue to be able to do so. From January 1, 2013 to March 31, 2013, the Group renewed short-term bank borrowings of $41.4 million for one more year.

•The Group has obtained non-binding letters of support from two major state-owned non-retail banks who expressed their intentions to continue providing financial support to the Group, including possible extensions or renewal of existing loans, which will become due in the fourth quarter of 2013.

•The Group has obtained a written legally binding letter of support, in which one of the Group's related parties with common ultimate investors, China Electric Equipment Group Co., Limited, agrees to provide necessary financial support to the Group so as to allow them to repay all their financial obligations as they fall due within 12 months from January 1, 2013.

Based on the above factors, management believes that adequate sources of liquidity will exist to fund the Group’s working capital and capital expenditures requirements, and to meet its short term debt obligations, other liabilities and commitments as they become due.

(b)	Basis of consolidation

The consolidated financial statements include the assets, liabilities, revenues and expenses of the Group. All intercompany transactions and balances have been eliminated on consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the consolidated financial statements include valuation allowances of deferred tax assets, contingent liabilities related to outstanding legal proceedings, inventory valuation, allowance on accounts receivable and supplier advances, provision of warranty costs, assumptions used in calculating the fair value of an embedded derivative in foreign exchange forward contracts, forfeiture rate of options, purchase price allocations and the useful lives for property, plant and equipment, intangible assets and impairment of long-lived assets and goodwill.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(d)	Cash and cash equivalents and restricted cash

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Restricted cash represents bank deposits for securing letters of credit, letter of guarantee, bank promissory notes, foreign exchange forward contracts and bank guarantees that are not available for use in operations.

(e)	Fair value of financial instruments

Assets and liabilities that are recorded at fair value on a recurring basis reflect fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. The Company applies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

•	Level 1 - Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

•	Level 2 - Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

•	Level 3 -Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates.

(f)	Accounts receivable and allowance for doubtful accounts

Accounts receivable are recognized and carried at the original transaction amount less allowance for doubtful accounts. The Group maintains allowance for doubtful accounts for uncollectible accounts receivable. Estimates of anticipated losses from doubtful accounts are based on days past due, historical collection and other factors.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(g)	Inventories

Inventories are stated at the lower of cost or market value. Cost of purchased raw material is determined using the weighted-average method and cost of work-in-progress and finished good is determined using stand cost method.

The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required.

(h)	Project assets

Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to the sale of the solar power project. These costs include modules and development costs. While the project assets are not constructed for a specific customer, the Group intends to sell the project assets upon their completion. Due to the development, construction, and sale timeframe of the Group’s solar projects, they are expected to be sold within the next 12 months and are reclassified as current assets.

Project assets consisted of the following:

	At December 31,
	2011	2012
	$	$

Project assets – Module cost	$3,643,086	$-
Project assets – Development	$5,560,850	$4,761,014

Total	$9,203,936	$4,761,014

The Group reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, the Group considers a number of factors, including changes in environmental, ecological, permitting, or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. There was no impairment charge recognized during the years ended December 31, 2011 and 2012.

(i)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Machinery	10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Leasehold improvements	over the shorter of the lease term or their estimated useful lives

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(i)	Property, plant and equipment - continued

Costs incurred in constructing new facilities, including progress payments and other costs related to construction, are capitalized and transferred to property, plant and equipment on completion, at which time depreciation commences. Interest cost incurred and capitalized in respect of construction of new facilities amounted to $115,748, $1,290,561 and $3,180,454 for the years ended December 31, 2010, 2011 and 2012, respectively.

(j)	Prepaid land use rights

Prepaid land use rights are recorded at cost and are amortized ratably over 50 years, according to the term of the land use right agreement.

(k)	Intangible assets, net

Intangible assets consist primarily of customer relationships acquired in business combinations and are amortized on a straight-line basis over 3 years. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets are recognized and measured at fair value upon acquisition.

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

In 2011, the Group fully impaired the goodwill of $14.8 million based on the annual goodwill impairment test results. No impairment of goodwill was recorded in 2010 or 2012.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(m)	Impairment of long-lived assets

The Group evaluates its long-lived assets and finite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

There was no impairment charge recognized during the years ended December 31, 2010, 2011 and 2012.

(n)	Derivative financial instruments

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

The Group accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

The Group determines whether or not a tax position is "more-likely-than-not" of being sustained upon audit based solely on the technical merits of the position. The Company records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. At December 31, 2010, 2011 and 2012, the Group had recorded no uncertain tax benefits. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Customers do not have any general rights of return, but may be allowed to exchange for goods that are not defective for a 30 to 45 day period. The Group has recorded the estimated replacement costs, which have been immaterial for all periods, in cost of revenue upon recognition of revenue. A portion of the Group's sales to domestic customers require the customers to prepay before delivery has occurred. Such prepayments are recorded as accrued expenses and other current liabilities in the consolidated balance sheets until delivery has occurred. A majority of the Group’s contracts with overseas customers are written such that the customer takes title and assumes the risks and rewards of ownership of the products upon shipment. Accordingly, the Group recognizes revenue upon documentary evidence of shipment, assuming all other criteria have been met.

Taxes collected from customers and remitted to governmental authorities are excluded from revenues and such taxes are presented on a net basis.

(q)	Buy-and-sell arrangements

In 2010, the Group entered into arrangements wherein the Group purchases raw material silicon wafers and sells poly silicon or solar cells to the same counterparties. These arrangements are to maintain the quantity and quality of our silicon wafer supply, which are a key input into the production of solar cells.

In 2011, the Group entered into an arrangement whereby the Group sells solar wafers or solar cells, to a third party, and purchases finished goods, including solar cells or solar modules from this third party. The group entered into this transaction in order to ensure the quality of the finished goods it was purchasing.

In 2012, the Group entered into arrangements whereby the Group sells solar wafers or solar modules and purchase solar cells from the same counterparties. These arrangements are all to maintain the quantity and quality of the Group's solar cell supply, which ware a key input into the production of solar modules.

Based on the substance of the arrangements, the Group records such transactions at the market value.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(q)	Buy-and-sell arrangements- continued

Transactions under buy-and-sell arrangement are as follows:

	Years ended December 31,
	2010	2011	2012
	$	$	$
Sell:
Polysilicon	12,962,514	-	-
Solar wafer	-	1,126,939	7,459,649
Solar cell	1,078,520	2,409,196	-
Solar module	-	-	1,148,789
Purchase:
Solar wafer	62,506,786	-	-
Solar cell	-	6,562,641	26,887,923
Solar module	-	12,523,974	-

(r)	Cost of revenue

Cost of revenue includes production and indirect costs, as well as warranty costs.

(s)	Research and development

Research and development costs are expensed when incurred.

(t)	Advertising expenses

Advertising costs are expensed as incurred. The Group incurred advertising costs amounting to $795,162, $1,756,612 and $2,665,486 for the years ended December 31,2010, 2011 and 2012, respectively.

(u)	Shipping and handling cost

Shipping and handling cost for products sold are expensed as incurred and included in sales and marketing expense. The Group incurred shipping and handling cost amounting to $1,109,010, $4,172,910 and $3,747,564 for the years ended December 31,2010, 2011 and 2012, respectively.

(v)	Warranty cost

Solar modules are typically sold with up to 25 year warranty against specified declines in the initial minimum power generation capacity at the time of sale. In addition, the Group provides warranty for solar modules against defects in materials and workmanship for a period of five years or ten years from the date of sale.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(v)	Warranty cost - continued

The Group currently accrues for all product warranties on a cumulative basis, based on its best estimate to date. The Group estimates the cost of warranties to be approximately 1.0% of solar module sales and includes that amount in cost of revenues. The Group makes such estimate based on a number of factors including; i) the nature of the warranties provided, which are consistent with industry practice, ii) actual claim expenses incurred, iii) internal testing results, and iv) other assumptions that affect estimates of warranty costs, including industry data for warranty claim activities and academic research. The Group acknowledges that such estimates require significant judgment and the Group will continue to analyze its claim history, academic research and internal testing results and the performance of its products compared to the Group's competitors in determining the adequacy of warranty accruals. An increase or decrease of 0.1% accrual rate, applicable to sales of solar module, would have resulted in a corresponding increase or decrease in warranty expense of $0.3 million for the year ended December 31, 2012.

The movement of the Group's accrued warranty costs is summarized below:

	Years ended December 31,
	2010	2011	2012
	$	$	$

Beginning balance	513,459	8,630,604	14,763,321
Increase due to acquisition of SST & NRE	6,376,107	-	-
Addition	1,741,038	6,233,291	2,760,248
Claimed	-	(100,574)	(359,858)

Ending balance	8,630,604	14,763,321	17,163,711

(w)	Government grants

Government grants are recognized when received and all the conditions for their receipt have been met. Government grants are recognized as income in the period in which the related expenditures are recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets.

(x)	Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange in effect at the balance sheet dates. Transactions denominated in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in other income (expense), net in the statements of operations.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(x)	Foreign currency translation- continued

The financial records of the Group’s subsidiaries are maintained in their local currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statements of comprehensive income.

(y)	Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net income (loss) and foreign currency translation adjustments.

(z)	Foreign currency risk

The functional currency of the Group’s subsidiaries which operate in the PRC is Renminbi (“RMB”). The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group's aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to USD equivalent of $182,448,391 and $278,303,903 at December 31, 2011 and 2012, respectively.

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(aa)	Concentration of credit risk - continued

The following table sets forth the changes in allowance for doubtful accounts:

	Years ended December 31,
	2010	2011	2012
	$	$	$

Opening balance	(7,386,030)	(3,213,378)	(15,869,894)
Addition due to acquisition	(374,776)	-	-
Addition	(1,240,666)	(12,267,390)	(47,400,809)
Write-off	5,996,375	86,052	361,049
Effect of exchange rate change in foreign currency	(208,281)	(475,178)	(96,439)

Ending balance	(3,213,378)	(15,869,894)	(63,006,093)

There are no third party customers accounting for 10% or more of total revenue for the years ended December 31, 2010, 2011 or 2012.

Accounts receivable from customers accounting for 10% or more of total gross accounts receivable are as follows:

Name of Customer	At December 31,
	2011	2012

Company A	13%	*
Company B	10%	*
Company C	*	22%

* Less than 10%

(bb)	Net income (loss) per share

Basic income (loss) per share is computed by dividing income(loss) attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the year. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Generally, ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.

For the years ended December 31, 2010, 2011 and 2012, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings (loss) per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(bb)	Net income (loss) per share - continued

	Years ended December 31,
	2010	2011	2012
	$	$	$

Outstanding options and restricted shares	965,214	676,744	344,190
Assumed conversion of convertible senior notes	-	13,414,632	4,811,408

Total	965,214	14,091,376	5,155,598

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years ended December 31,
	2010	2011	2012
	$	$	$
Net income (loss) attributable to ordinary shareholders- for the calculation of basic income (loss) per share	$51,734,255	$(94,262,695)	$(133,580,664)
Interest expense of convertible senior notes	$3,090,395	$-	$-

Net income (loss) attributable to ordinary shareholders- for the calculation of diluted income (loss) per share	$54,824,650	$(94,292,695)	$(133,580,664)

Weighted–average ordinary shares outstanding- for the calculation of basic income (loss) per share	240,545,811	240,701,253	240,701,253
Assumed conversion of convertible senior notes	21,463,412	-	-

Weighted–average ordinary shares outstanding- for the calculation of diluted income (loss) per share	262,009,223	240,701,253	240,701,253

Net income(loss) per share:
Basic	$0.22	$(0.39)	$(0.55)

Diluted	$0.21	$(0.39)	$(0.55)

(cc)	Share-based compensation

The Group recognizes the services received in exchange for awards of equity instruments based on the grant-date fair value of the award as determined by the Binomial option pricing model, net of estimated forfeitures. The estimated compensation cost is recognized using the straight-line method over the period the recipient is required to provide services per the conditions of the award. See Note 16, “Share-Based Compensation”, for further details.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(dd)	Recently issued accounting pronouncements

On January 31, 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-01, which clarifies the offsetting disclosure requirements in ASU 2011-11. Under ASU 2013-01, the disclosure requirements would apply to derivative instruments accounted for in accordance with ASC 815, including bifurcated embedded derivatives. ASU 2013-01 is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those years. Retrospective application is required for all comparative periods presented. The Group will be required to adopt ASU 2013-01 as of January 1, 2013 and does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

In February 2013, the FASB issued ASU 2013-02, an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income. Under the guidance, an entity is required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under US GAAP to be reclassified in its entirety to net income. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under US GAAP that provide additional detail about those amounts. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In March 2013, the FASB issued ASU 2013-05, an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an Investment in a foreign entity. Under the guidance, the cumulative translation adjustment should be released into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment which is a foreign entity. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

3.	BUSINESS ACQUISITIONS

On November 1st, 2010, Sunergy Nanjing acquired all of the equity interests of CEEG (Shanghai) Solar Science & Technology Co., Ltd. ("SST") and CEEG (Nanjing) Renewable Energy Co., Ltd. ("NRE"), both of which were related parties at the time of such transactions, from China Electric Equipment Group Co., Ltd., or CEEG, an entity controlled by Board Chairman Mr. Tingxiu Lu, and Sundex Holdings Limited, a company not affiliated with the Group, at a total consideration of approximately $46 million. SST and NRE integrate the research and development, production, sales and servicing of solar modules, with total annual production capacities of 480MW as of December 31, 2010. The acquisitions facilitate the implementation of corporate strategy to expand into downstream solar power business, including solar module and solutions businesses.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The goodwill of $14.8 million arising from the acquisition consists largely of the enhanced capabilities of expanding into the end user market through vertical integration.

The amount of SST and NRE's revenue and loss included in the Group's consolidated statements of operations for the year ended December 31, 2010 were $22,849,337 and $1,097,111, respectively.

The following table summarizes unaudited pro forma results of operation for the year ended December 31, 2010 assuming that all acquisitions occurred as of January 1, 2010. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2010.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

3.	BUSINESS ACQUISITIONS -continued

Years ended December 31,
2010
$
(Unaudited)

Pro forma revenue	690,988,454
Pro forma income (loss)	55,402,319
Pro forma income (loss) per share:
Basic	0.23
Diluted	0.21

4.	INVENTORIES

Inventories consist of the following:

	At December 31,
	2011	2012
	$	$

Raw materials	11,022,409	31,080,141
Work-in-process	4,438,970	9,379,249
Finished goods	28,516,038	43,396,231

Inventories	43,977,417	83,855,621

In 2010, 2011 and 2012, inventories were written down by $2,539,538, $7,765,270 and $6,925,478, respectively, to reflect the lower of cost or market adjustments.

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2011	2012
	$	$

Buildings	23,904,165	24,236,755
Plant and machinery	127,386,626	133,014,758
Furniture, fixtures and equipment	9,931,517	10,524,286
Motor vehicles	1,268,321	1,617,620

	162,490,629	169,393,419
Less: Accumulated depreciation	(52,848,331)	(69,220,427)

	109,642,298	100,172,992
Construction in process	54,893,175	105,533,732

Property, plant and equipment, net	164,535,473	205,706,724

Depreciation expense was $12,068,824, $17,513,454 and $16,382,485 for the years ended December 31, 2010, 2011 and 2012, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

6.	PREPAID LAND USE RIGHTS

	At December 31,
	2011	2012
	$	$

Prepaid land use rights, cost	24,261,289	30,086,477
Less: Accumulated amortization	(901,373)	(1,539,060)

Prepaid land use rights, net	23,359,916	28,547,417

In 2012, the Group acquired a land use right in Nanjing, Jiangsu Province from its related party, in the amount of $5.8 million, for its planned future expansion of its solar module manufacturing capacity.

Amortization expense was $169,248, $300,536 and $637,687 for the year ended December 31,2010, 2011 and 2012.

In 2013, 2014, 2015, 2016 and 2017, the Group will record annual amortization expense of approximately $648,608.

7.	INTANGIBLE ASSETS, NET

	At December 31,
	2011	2012
	$	$

Customer relationships	8,073,439	8,073,439
Order backlog	44,852	44,852
Others	4,485	4,485

	8,122,776	8,122,776
Less: Accumulated amortization	(3,283,830)	(6,136,155)

Total	4,838,946	1,986,621

Intangible assets were acquired in 2010 through the business acquisition (see Note 3), and amortization expense was $497,105, $2,786,725 and $2,852,325 for the year ended December, 2010, 2011 and 2012, respectively. The amortization expense will be $1,986,621 in 2013.

8.	BANK BORROWINGS

	At December 31,
	2011	2012
	$	$

Short-term bank borrowings	286,887,593	463,554,185
Current portion of long-term borrowings	35,328,572	48,865,064
Long-term bank borrowings	125,438,845	122,859,120

Total	447,655,010	635,278,369

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

8.	BANK BORROWINGS - continued

The Group's short-term bank borrowings have annual average interest rates of 6.65% and 6.35% in year 2011 and 2012, respectively. These loans represent borrowings of the Group from various financial institutions. Each of these borrowings has a term of six months to one year, and expires at various times throughout the year.

The Group's long-term bank borrowings have annual average interest rates of 5.55%and 4.61% in year 2011 and 2012, respectively. These loans represent borrowings of the Group from the Import and Export Bank of China, China Development Bank and Shanghai Rural Commercial Bank, with a term of two to six years, which would expire between 2014 and 2018.

The short-term bank borrowings (in millions) were guaranteed by:

	At December 31,
	2011	2012
	$	$

China Electric Equipment Group Co., Ltd.
and Group chairman Mr. Tingxiu Lu	76.7	69.2
Group Chairman Mr. Tingxiu Lu and his stock rights
in China Electric Equipment Group Co., Ltd	-	50.0
Bank of Nanjing and China Electric Equipment Group Co., Ltd	31.7	39.8
China Electric Equipment Group Co., Ltd and Jiangsu Xinde
Asset Management Co., Ltd	20.6	19.7
Jiangsu Xinde Asset Management Co., Ltd	9.3	20.3
Land use right and machinery	3.6	7.2
Construction in progress	-	1.9
Fixed deposit	11.1	179.8

Total	153.0	387.9

The Group’s long-term bank borrowings (in millions) were guaranteed by:

	At December 31,
	2011	2012
	$	$

Bank of Nanjing and China Electric Equipment Group Co., Ltd	39.7	-
Land use right and machinery	46.2	50.2
The Group and CEEG (Nanjing) Special Transformer Co., Ltd's
real estate, and CEEG (Jiangsu) Limited	-	31.8
Construction in progress	9.5	10.8

Total	95.4	92.8

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

8.	BANK BORROWINGS - continued

The Group has short-term credit facilities of $612.9 million from various banks to facilitate its purchase of raw materials, of which $463.6 million were withdrawn with $149.3 million available to use as of December 31, 2012. The bank facilities contain no financial covenants. These short-term credit facilities are renewable annually upon mutual agreement between the parties.

The Group has a six year credit facility of $57.4 million to facilitate its new 200MW cell production lines and a three year credit facility of $30.0 million to be used to supplement working capital requirements from China Development Bank, which were fully withdrawn as of December 31, 2012.

The Group has a thirteen-month credit facility of $31.8 million and a two-year credit facility of $39.8 million from China Import & Export Bank to be used to supplement working capital requirements, which were fully withdrawn as of December 31, 2012.

The Group has a six-year credit facility of $12.7 million from Shanghai Rural Commercial Bank designed solely for capital expenditure purposes, which was fully withdrawn as of December 31, 2012.

These bank facilities contain no financial covenants.

9.	DERIVATIVE FINANCIAL INSTRUMENTS

The Group recorded a gain of $2.9 million, a loss of $5.2 million and a loss of $0.4 million relating to foreign exchange forward contracts that did not qualify for hedge accounting for the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2011 and 2012, the Group had outstanding foreign exchange forward contracts with notional amounts of $2.6 million and $6.6 million, respectively, with an estimated fair value of $0.2 million and ($0.1) million, respectively. These forward contracts are recorded in prepaid expense and other current assets or accrued expense and other current liabilities on the consolidated balance sheet and the gain (loss) is recorded in changes in fair value of derivatives on the consolidated statements of operations.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

10.	Fair value measurement

Recurring change in fair value

As of December 31, 2011 and 2012, information about inputs into the fair value measurements of the Group's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at December 31, 2011
	Total	(Level 1)	(Level 2)	(Level 3)
Assets:
Foreign exchange forward contract	$249,139		$249,139

	Fair Value Measurements at December 31, 2012
	Total	(Level 1)	(Level 2)	(Level 3)
Liability:
Foreign exchange forward contract	$(72,501)		$(72,501)

Non-recurring change in fair value

Given the market capitalization was significantly less than the net asset value as of December 31, 2011, the Group fully impaired the goodwill balance of $14.8 million in year 2011. As of December, 31 2012, the Group had no assets or liabilities remeasured at fair value on a nonrecurring basis during the current year.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The fair value measurement for goodwill is classified as Level 3 measurement. Fair value of the goodwill was determined by the Group based on the market approach. Determining the appropriate fair value model and calculating the fair value of these instruments requires the input of significant estimates and assumptions, some of which are unobservable.

As of December 31, 2012, the carrying amounts of accounts receivable, advance to suppliers, accounts payable, notes payable, advance from customers, amount due from (to) related parties and short-term borrowings approximated their fair values due to their short-term nature.

The carrying amount of the Group's outstanding convertible notes was $27.5 million and $1.5 million as of December 31, 2011 and 2012, and the estimated fair value of this debt was $3.0 million and $0.2 million as of December 31, 2011 and 2012, respectively, which were estimated using level 2 inputs such as the market quotes of similar issues.

The fair value estimates presented above are based on pertinent information available to management as of December 31, 2011 and 2012, respectively. Although management is not aware of any factors that would significantly affect these fair value estimates, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from the amounts presented.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

11.	Convertible Senior Notes

On July 1, 2008, the Company issued $54.5 million aggregate principal amount (includes $4.5 million from exercise of over-allotment option in full) of Convertible Senior Notes (“Convertible Notes” or “Notes”) due June 15, 2013, with an interest rate of 4.75% per annum, payable in arrears semi-annually on June 15 and December 15, beginning on December 15, 2008.

Conversion

Each $1,000 principal amount of the Notes will initially be convertible into 27.10 American Depository Shares, or ADSs (each ADS representing18 ordinary shares), par value $0.0001 per share at a conversion price of $36.9, subject to adjustment. The Notes are convertible into a number of ADSs equal to the conversion rate, at any time prior to the close of business on the third business day immediately preceding the maturity date. Securities may be converted only in denominations of $1,000 principal amount and integral multiples thereof.

If Notes are converted in connection with a fundamental change, as defined in the agreement for the issuance of convertible senior notes, then the conversion rate of the Notes being converted shall be increased by an additional number of ADSs. The conversion rate, including any additional ADSs added to the conversion rate in connection with a fundamental change, will not exceed 32.52 ADSs (equal to a conversion price of $30.75 per ADS). Such maximum conversion rate will be appropriately adjusted for anti-dilution conversion rate adjustments.

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

Issuance costs for the Convertible Notes amounted to $4.3 million, and are being amortized through interest expense over the beneficiary period from July 2008 to June 2013, using the effective interest rate method. These capitalized costs are reported as deferred assets in Convertible bond issuance cost, and $0.7 million and $1.1 million and $0.7 million was amortized for the year ended December 31, 2010 and 2011 and 2012, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

11.	Convertible Senior Notes - continued

Share Lending Agreement- continued

A nominal lending fee of $0.0018 per ADS was received from the ADS borrower for the use of the borrowed ADSs. The ADS Borrower will be required to return the borrowed ADSs pursuant to the ADS lending agreement by the scheduled maturity date of the notes in June 2013. The loaned ADS were accounted for as being reflected at their par value in the common stock line item of the Group’s balance sheet, with an offsetting reduction of additional paid in capital.

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

Although legally issued, the Group has not considered the Loaned Shares issued for accounting purposes. As a result, any cash collateral, to the extent posted by the ADS Borrower, is not considered attributable to the issuance of shares. To the extent cash collateral is posted, the Group recorded the cash as an asset on its balance sheet with an offsetting liability recorded to reflect the collateral receipt as the proceeds of a borrowing. The cash collateral posted as of December 31,2011 and 2012 is $1.7 million and $2.1 million which is recorded as an asset under restricted cash collateral account with an offsetting liability recorded in collateral accounts payable as of December 31, 2011 and 2012.

As of December, 31, 2012, the fair value of outstanding loaned shares was $2.1 million. As the loaned shares are not considered issued for accounting purposes, they were excluded from the number of outstanding ordinary shares used in calculating earnings (loss) per share.

The total issuance costs associated with the share-lending arrangement was $1.9 million with an immaterial unamortized balance of $5,600 as of December 31, 2012. The amortization of the issuance costs was $0.3 million, $0.5 million and $0.3 million for the years ended December 31, 2010, 2011 and 2012, respectively.

In 2011 and 2012, the Group conducted open market repurchases of its Convertible Notes, and repurchased $16.5 million and $26.0 million aggregate principal amount of the Convertible Notes for a total cash consideration of $9.1 million and $15.7 million, respectively. As a result, the Group realized a net gain of $7.4 million and $10.3 million and recorded as other income in 2011 and 2012, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

12.	Mainland China contribution plan

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total contribution for such employee benefits was $3.7 million, $6.1 million and $6.2 million for the years ended December 31, 2010, 2011 and 2012, respectively.

13.	PROFIT APPROPRIATION

Pursuant to laws applicable to entities incorporated in the PRC, PRC subsidiaries such as Sunergy Nanjing, Sunergy Shanghai, SST, NRE, China Sunergy (Yangzhou) Co., Ltd and Hami Huiteng Electrics Co., Ltd are prohibited from distributing their statutory capital and must make appropriations from PRC GAAP after-tax profit to other non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the appropriation to the other fund are at PRC subsidiaries' discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends, loans or advances to the Company and amounted to RMB49.4 million ($7.9 million) as of December 31, 2011 and 2012. Due to a net loss in 2011 and 2012, PRC subsidiaries made no appropriation to other non-distributable reserve funds. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of RMB1,789.2 million ($284.6 million) at December 31, 2012 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2012, approximately RMB 1,838.6 million ($292.5 million) is not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

14.	OTHER (EXPENSE) INCOME, net

	Years ended December 31,
	2010	2011	2012
	$	$	$

Foreign currency exchange gain (loss) , net	(5,052,285)	(10,649,047)	397,621
Convertible notes repurchase gain	-	7,440,000	10,348,750
Government grants	153,871	565,076	889,239
Others	1,211,926	744,162	(148,672)
Total	(3,686,488)	(1,899,809)	11,486,938

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

15.	Income TAXES

Cayman Islands

China Sunergy Cayman is not subject to tax on income or capital gain according to the current laws of the Cayman Islands.

British Virgin Islands

China Sunergy BVI is not subject to tax on income or capital gain according to the current laws of the British Virgin Islands.

Hong Kong

Sunergy Hong Kong is subject to Hong Kong profit tax at a rate of 16.5% in 2010, 2011 and 2012. CSUN International (Hong Kong) Co., Ltd was incorporated in August 2012 and is subject to Hong Kong profit tax at a rate of 16.5% in 2012. No Hong Kong profit tax has been provided as Sunergy Hong Kong and CSUN International (Hong Kong) Co., Ltd have no assessable profit that was earned in or derived from Hong Kong in the periods presented.

CSUN Trading (Hong Kong) Co., Limited was incorporated in May 2011 and is subject to Hong Kong profit tax at a rate of 16.5% in 2011 and 2012.

PRC

Under the Law of the People's Republic of China on Enterprise Income Tax ("New EIT Law"), which was effective from January 1, 2008, both domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Sunergy Nanjing, as a wholly foreign owned enterprise engaged in a manufacturing business, was also entitled to two years of exemption followed by three years of 50% deduction starting from its first profitable year which was 2006. In addition, Sunergy Nanjing, as a recognized High and New Technology Enterprise ("HNTE"), is entitled to preferential tax rate of 15% for a three-year validity period from 2008 to 2010.The management of the Group chose to enjoy the transitional relief rate of 12.5% from 2008 to 2010, for Sunergy Nanjing. Sunergy Nanjing renewed its certificate of HNTE in 2011, with a valid period from 2011 to 2013, and thus a 15% preferential tax rate is applied during the corresponding periods.

Sunergy Shanghai was established in November 2007 and its applicable EIT rate is 25%. Sunergy Shanghai did not have substantive operations and had incurred minimal non-operating related losses in 2010, 2011 and 2012.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

15.	Income TAXes - continued

PRC - continued

SST was acquired in November 2010, which obtained the certificate of HNTE in 2009 and renewed the certificate in 2012, with a valid period from 2012 to 2014, and thus is eligible for a 15% preferential tax rate from 2009 to 2014.

NRE was acquired in November 2010 and its applicable EIT rate is 25%.

China Sunergy (Yangzhou) Co., Ltd and Hami Huiteng Solar Power Co., Ltd were established in June 2011 and August 2012, their applicable EIT rate is 25%. They did not have substantive operations and had incurred minimal non-operating related losses.

The Group has no uncertain tax positions as of December 31, 2011 and 2012 or unrecognized tax benefits which would favorably affect the effective income tax rate. The Group does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next 12 months.

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

The PRC is the primary tax jurisdiction in which the Company operates. As of December 31, 2012, the Company's PRC subsidiaries remain subject to tax examination by the PRC tax authorities for the tax years 2010 through 2012 on non-transfer pricing matters, and the tax years 2004 to 2012 on transfer pricing matters. There is no statute of limitations in the case of tax evasion.

The statute of limitations in Hong Kong is 6 years.

The provision for income taxes by tax jurisdictions for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Years ended December 31,
	2010	2011	2012
	$	$	$
Income (loss) from operations before income tax:

PRC	61,183,507	(111,763,011)	(107,662,760)
Other jurisdictions	(3,882,090)	3,698,354	(9,635,640)
Total income (loss) before income tax	57,301,417	(108,064,657)	(117,298,400)

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

15.	Income TAXes- continued

	Years ended December 31,
	2010	2011	2012
	$	$	$

Current income tax benefit (expense):

PRC	(6,367,680)	(822,238)	-
Other jurisdictions	-	(2,866,755)	(339,223)
	(6,367,680)	(3,688,993)	(339,223)

Deferred income tax benefit (expense)

PRC	800,518	17,460,955	(17,231,276)
Other jurisdictions	-	-	1,275,278
	800,518	17,460,955	(15,955,998)

Total income tax benefit (expense)	(5,567,162)	13,771,962	(16,295,221)

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years ended December 31,
	2010	2011	2012

PRC statutory enterprise income tax rate	25.0%	25.0%	25.0%
Different tax rates in other jurisdictions	3.9%	1.2%	(0.5%)
Other non-deductible expense for tax purposes	0.2%	(0.1%)	(0.2%)
Effect of tax holiday	(14.2%)	(4.9%)	(5.2%)
Effect of future tax rate change	(5.1%)	(1.6%)	7.8%
50% additional deduction of R&D expense	(0.2%)	0.8%	0.7%
Change in valuation allowance	(0.3%)	(3.4%)	(41.1%)
Others	0.4%	(0.9%)	(0.4%)
	9.7%	16.1%	(13.9%)

Gross tax exemption	$8,154,413	$5,255,781	$6,041,242
Tax holiday per share-basic	$0.03	$0.02	$0.03
Tax holiday per share-diluted	$0.03	$0.02	$0.03

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

15.	Income TAXes- continued

The principal components of the deferred tax assets are as follows:

	At December 31,
	2011	2012
	$	$
Deferred tax assets:
Depreciation of property, plant and equipment	824,738	1,720,769
Warranty costs	3,564,779	4,231,091
Inventory write-down	1,449,722	932,744
Allowance for doubtful account	4,726,729	13,486,357
Net operating loss carry forwards	17,277,185	39,472,810
Fixed assets impairment	113,017	169,793
Others	268,087	64,535
Gross total deferred tax assets	28,224,257	60,078,099
Valuation allowances	(4,209,947)	(52,895,481)
Net deferred tax assets	24,014,310	7,182,618
Analysis as:
Current	6,416,008	1,727,054
Non-current	17,598,302	5,455,564
Total deferred tax assets	24,014,310	7,182,618

	At December 31,
	2011	2012
	$	$
Deferred tax liabilities:
Derivative assets	(62,285)	-
Intangible assets	(1,769,508)	(956,099)
Total deferred tax liabilities	(1,831,793)	(956,099)
Analysis as:
Current	(786,358)	(518,592)
Non-current	(1,045,435)	(437,507)
Total deferred tax liabilities	(1,831,793)	(956,099)

The net operating loss carry forwards arising from year 2011 and 2012 of the Group's PRC subsidiaries are approximately $76.4 million and $73.5 million, mainly for SST, NRE, Sunergy Nanjing and will expire in 2016 and 2017, respectively.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

15.	Income TAXes- continued

Based on the current profit, projected future profitability, and other available evidence, the Group believes it is more-likely-than-not that all subsidiaries of the Group except CSUN Trading (Hong Kong) Co., Limited, which earned profit in 2012, will not realize the deferred tax assets resulted from the net operating loss carried forwards, inventory write down, allowance for doubt accounts and others expected to be realized within one year, and thus, a $52.9 million valuation allowance was provided for the Group.

In accordance with the New EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group plans to indefinitely reinvest the undistributed earnings of the Company's PRC subsidiaries. As of December 31, 2012, the Company's PRC subsidiaries have an accumulated deficit of $238.6 million. Upon distribution of any future earnings in the form of dividends or otherwise, the Company would be subject to the then applicable PRC tax laws and regulations.

16.	SHARE-bASED COMPENSATION

Prior to January 1, 2008, pursuant to the company's Share Incentive Plan which allows the Company to offer share incentive awards to employees, officers, directors, individual consultants or advisors who rendered services to the Group, 2,500,000 options were authorized and 2,050,900 options were granted, which generally vest over four years and have a 10-year contract term.

On January 10, 2008, under the Share Incentive Plan, the Company further granted options to purchase 716,226 ordinary shares to certain employees at an exercise price of $1.283 per share.

On February 5, 2008, the shareholders granted approval for its Second Share Incentive Plan (the “Second Plan”). The Second Plan is open to members of the Board of the Group, as well as employees and consultants as determined by the Compensation Committee of the Board. The maximum number of shares that may be issued pursuant to the Second Plan is 4,190,748. The Company granted 2,397,301 and 1,078,785 restricted common shares to its then CEO and CFO on the same day, which vest one third annually over the following three years.

On January 9, 2009, the Group granted options to purchase 260,002 and 80,640 ordinary shares to certain employees at an exercise price of $1.283 and $0.7 per share, respectively. The options expire ten years from the date of grant, with one-fourth of the options vesting on each of the following four grant date anniversaries. At the same date, the Group also granted options to purchase 100,002 ordinary shares to a consultant at an exercise price of $0.7 per share. The shares subject to the option was vested on December 31, 2009 and is exercisable within 5 years from the date the option is vested.

In 2010, 2011 and 2012, the Group did not grant any additional options to employees.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

16.	SHARE-bASED COMPENSATION - continued

The Group recorded $543,510, ($108,222) and $217 as compensation expense (reversal) for the years ended December 31, 2010, 2011 and 2012, respectively.

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

2009

Average risk-free rate of return	1.51%~2.40%
Expected term	6~10 years
Volatility rate	84%
Dividend yield	0%

A summary of the option activities is follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	Options	exercise price	contract term	intrinsic value

Outstanding at January 1, 2012	676,744	$1.197
Forfeited	(332,554)	$1.283
Outstanding at December 31, 2012	344,190	$1.114	3.83	$-
Options vested or expected to vest at December 31, 2012	344,190	$1.114	3.83	$-
Options exercisable at December 31, 2012	344,190	$1.114	3.83	$-

As of December 31, 2012, there was no unrecognized compensation expense related to unvested share-based compensation.

17.	RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

Amounts due from related parties:

	Years ended December 31,
	2011	2012
	$	$

Trade related balances	29,640,303	63,801,695
Non-trade related balances	615,717	3,205,133
Amounts due from related parties	30,256,020	67,006,828

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

17.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Trade related balances pertain to receivables and prepayments in respect of sales and inventory acquisition or land use right purchases from related parties with common ultimate investors. Details with such parties are as follows:

	At December 31,
Name of related party	2011	2012
	$	$

CEEG (Nanjing) Semiconductor Co., Ltd.	23,824,464	63,801,695
CEEG (Nanjing) Special Transformer Co., Ltd	5,815,839	-
	29,640,303	63,801,695

In 2011, the non-trade related balances of $615,717 pertain to the electric charge that the Group paid on behalf of CEEG (Nanjing) Semiconductor Co., Ltd and welfare charge that the Group paid on behalf of China Electric Equipment Group (Hong Kong) Co.,Limited.

In 2012, the non-trade related balances were $3,205,133, of which $2,065,787 pertains to export of machineries from Nanjing, PRC to Turkey through China Electric Equipment Group Co., Ltd. and the others mainly pertains to Eco Energy s.r.l's collection of accounts receivables on behalf of the Group.

Amounts due to related parties:

	At December 31,
	2011	2012
	$	$

Trade related balances	56,970,793	56,319,984
Non-trade related balances	638,728	14,262,486
Amounts due to related parties	57,609,521	70,582,470

Trade related balances pertain to payables and pre-collected amounts in respect of rental, inventory purchases and sales to/from related parties with common ultimate investors. Details of trade related balances with such parties are as follows:

	At December 31,
Name of related party	2011	2012
	$	$

CEEG (Nanjing) Special Transformer Co., Ltd.	234,770	-
China Electric Equipment Group Co., Ltd.	109,699	-
China Electric Equipment Group (Hong Kong) Co., Limited	5,619	-
Eco Energy S.r.l.	902,482	-
CEEG (Jiangsu) Limited	1,859	-
CEEG (Jiangsu) Insulative New Material Co.,Ltd	11,640	-
CEEG (Nanjing) Semiconductor Co., Ltd.	55,704,724	56,319,984
	56,970,793	56,319,984

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

17.	RELATED PARTY TRANSACTIONS AND BALANCES- continued

CEEG(Nanjing) Semiconductor Co., Ltd. (“CEEG Semi”) is a processor of ingot and wafers, with capacity of 20 MW per year. The Company purchased wafers from CEEG Semi beginning in 2009 and the purchase price approximates market price.In 2012, the Group usually selected bank accepted bill as payment for the purchase from CEEG semi, which results the payable balance of $56.3 million as of December 31, 2012.

In 2011, the non-trade related balance pertains to a payment that was collected on behalf of CEEG Nanjing International Trade Co., Ltd. from a third party. In 2012, the non-trade related balances were $14.3 million, of which $11.4 million pertains to the short term borrowings from CEEG Semi and the related interest expense and the others pertains to the purchase of machineries through China Electric Equipment Group Co., Ltd. for the Group's new plants in Turkey and the prepayment from CEEG Semi for electric charge that the Group will pay on its behalf.

Related party transactions

Other than as disclosed in Note 8, details of related party transactions are as follow:

sales to related parties with common ultimate investors:

Name of related party	Years ended December 31,
	2010	2011	2012
	$	$	$

CEEG Nanjing International Trade Co., Ltd.	15,234,153	4,682	-
*SST	121,455,630	-	-
CEEG (Nanjing) Solar Research Institute	6,564,291	10,113,561	4,997,073
*NRE	119,811,919	-	-
CEEG (Nanjing) Semiconductor Co., Ltd.	3,196,049	15,609	-
China Electric Equipment Group (Hong Kong) Co., Limited	-	36,250	245,341
China Electric Equipment Group Co., Limited	-	-	51,216
CEEG(Jiangsu) Insulative New Material Co.,Ltd	-	-	537,278
CEEG Korea Co., Ltd.	-	-	1,393
	266,262,042	10,170,102	5,832,301

purchase of raw materials from related parties with common ultimate investors are as follows:

Name of related party	Years ended December 31,
	2010	2011	2012
	$	$	$

CEEG (Nanjing) Solar Research Institute	1,218,487	-	-
*SST	8,332,132	-	-
CEEG (Nanjing) Semiconductor Co., Ltd.	42,376,869	73,351,421	32,011,217
*NRE	625,604	-	-
Jiangxi Jingde Semiconductor New Material Co., Ltd	10,724,422	-	-
CEEG(Jiangsu) Insulative New Material Co.,Ltd	-	21,670	3,852,558
	63,277,514	73,373,091	35,863,775

* Prior to the acquisitions

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

17.	RELATED PARTY TRANSACTIONS AND BALANCES- continued

In December 2010, NRE prepaid $5.6 million to CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. to purchase the right to use a parcel of land of approximately 77,565.4 square meters in Nanjing.

In February 2011, Sunergy Nanjing purchased equipment and technology services from CEEG (Nanjing) Solar Research Institute in the amount of approximately $0.8 million in connection with the building of an integrated photovoltaic system to be installed in the Group’s Nanjing facilities.

In March 2011, NRE purchased a manufacturing site and ancillary premises of approximately 25,000 square meters from CEEG (Nanjing) Special Transformer Co., Ltd in the amount of approximately $8.0 million.

In December 2012, the Group set up cell and module plants in Turkey and transferred some machinery from SST to the new plants in Turkey through China Electric Equipment Group Co., Ltd.in the amount of $1.6 million.

Short term borrowings from CEEG (Nanjing) Semiconductor Co., Ltd, with common ultimate investors, are as follows:

	Years ended December 31,
	2010	2011	2012
	$	$	$
Opening balance	-	-	-
Borrowings	-	-	(116,935,560)
Repayment	-	-	107,389,800
Closing balance	-	-	(9,545,760)

In 2012, the Group and CEEG (Nanjing) Semiconductor Co., Ltd. entered into certain short term borrowing agreements, under which the Group borrowed $116.9 million with a term of six months, with an interest rate comparable to a bank loan over the same period. Such loan was made for the purpose of the Group's operation. As of December 31, 2012, the Group has repaid $107.4 million and the other $9.5 million will be repaid in May 2013.

18.	COMMITMENTS AND CONTINGENCIES

a)	Operating lease commitments

The Group has operating lease agreements principally for staff quarters and for warehouse premises in the PRC. Such leases have remaining terms generally within 48 months, and are renewable upon negotiation. Rental expense was $820,175, $2,086,451 and $1,274,139 for the years ended December 31, 2010, 2011 and 2012, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2012 were as follows:

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

18.	COMMITMENTS AND CONTINGENCIES - continued

a)	Operating lease commitments - continued

Twelve-month period ending December 31,

2013	$574,689
2014	$326,554
2015	$105,004
2016	$28,637
2017	$28,637
Over 5 years	$88,299
$1,151,820

b)	Purchase commitments

	At December 31,
	2010	2011	2012
	$	$	$
Commitments to purchase
property, plant and equipment (1)	7,018,226	51,095,125	20,415,660
Commitments to purchase
silicon raw materials(2)	6,070,617	1,314,053,548	899,304,092
	13,088,843	1,365,148,673	919,719,752

(1)	Future payment required for purchase of property, plant and equipment are as follows:

Twelve-month period ending December 31,
2013	$16,544,896
2014	$2,616,328
2015	$1,237,375
2016	$17,061
Total	$20,415,660

(2)	As of December 31, 2012, the Group had entered into certain long-term silicon procurement contracts, under which the Group agreed to purchase silicon wafers in an aggregate quantity of approximately 986 million pieces over the next four years at the price determined monthly.

Based on the prevailing market as of December 31, 2012, future payments required under these long-term supply agreements are as follows:

Twelve-month period ending December 31,
2013	$196,328,195
2014	$233,710,127
2015	$234,632,885
2016	$234,632,885
Total	$899,304,092

18.	COMMITMENTS AND CONTINGENCIES - continued

c)	Legal matters

(1)	Dispute with Wuxi Jiacheng Solar Power Co., Ltd.

In November 2011, the Group filed a complaint with the Intermediate People's Court of Nanjing against Wuxi Jiacheng Solar Power Co., Ltd., or Wuxi Jiacheng. The complaint alleged a breach of contract by Zhejiang Yuhui Solar Energy Source Jiangsu Co., Ltd., or Yuhui Solar, which was acquired by Wuxi Jiacheng prior to filing of this complaint, due to failure to provide the Group with solar modules as agreed following the Group’s payment of the advance, and sought repayment of such advance and liquidated damages. Wuxi Jiacheng filed a counter-claim alleging a breach of contract by the Group and seeking damages. In June 2012, the Intermediate People's Court of Nanjing ruled, among other things, that (1) Wuxi Jiacheng shall repay the Group the advance of approximately $803,000 together with accrued interests, and pay the Group the damages of approximately $1.8 million; and (2) the Group shall pay Wuxi Jiacheng of approximately $41,900 together with the liquidated damages. Both parties filed appeals with the People's High Court of Jiangsu Province in June 2012. On 20 December, 2012, the People's High Court of Jiangsu Province denied the appeals and sustained the original judgment. As of December 31, 2012, since no cash or other forms of payment are received, the Group believes the income of the litigation proceedings is still uncertain. Therefore, no accrual of such contingent gain, if any, has been recorded in the consolidated financial statements as of and for the year ended December 31, 2012.

(2)	Dispute with Jiangsu Shunda Semi-conductor Co., Ltd

In August 2012, Jiangsu Shunda Semi-conductor Co., Ltd, or Jiangsu Shunda, filed a complaint with the People's Court of Jiangning District of Nanjing against the Group. The complaint alleged a breach of contract by the Group due to failure to fulfill its payment obligations of approximately $0.5 million. In October 2012, the Group raised a dissent of jurisdiction to challenge the jurisdiction of the People's Court of Jiangning District of Nanjing over the case. In the ruling made on 29 October, 2012, the court rejected the Group’s dissent of jurisdiction. In November 2012, the Group appealed this order to the Intermediate People’s Court of Nanjing. On 29 January, 2013, the Intermediate People’s Court of Nanjing rejected the appeal and sustained the original ruling made by the People's Court of Jiangning District of Nanjing. As of the date of this annual report, the court’s decision on the merits is still pending, the Group believes the outcome of the dispute and related litigation proceedings is still uncertain and the present situation does not enable the Group to reasonably estimate either the likelihood or an amount of the potential outcome. Therefore, no accrual of such contingent loss, if any, has been recorded in the consolidated financial statements as of and for the year ended December 31, 2012.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data and unless otherwise stated)

19.	SEGMENT INFORMATION

The Group's chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Based on this assessment, the Group has determined that it operates in a single reportable segment that includes the design, development, and manufacture of solar cells and modules. The following table summarizes the Group's revenues generated from different geographic locations in which customers are based:

	Years ended December 31,
	2010	2011	2012
	$	$	$
Europe:
- Germany	28,200,774	57,314,051	65,979,111
- Italy	63,466,986	170,680,970	45,429,510
- Spain	19,171,470	4,432,090	656,723
- Belgium	11,850,788	46,114,145	1,953,916
- France	8,745,007	58,439,157	19,758,758
- Czech Republic and Slovakia	3,837,593	28,259,894	5,699,269
- Bulgaria	-	-	22,300,958
- UK	-	-	11,844,591
- Others	12,488,306	42,375,518	34,582,052
Europe total	147,760,924	407,615,825	208,204,888

PRC	330,377,693	38,086,463	29,148,928
India	-	49,415,452	867,177
South Korea	8,208,136	7,234	14,244
Australia	7,925,457	32,599,218	39,605,278
America	6,532,809	3,991,732	1,932,147
Others	16,414,158	34,575,831	12,948,699
Total net revenues	517,219,177	566,291,755	292,721,361

Substantially all the identifiable assets of the Group are located in the PRC.

* * * * * *

Additional information-financial statements schedule 1

china sunergy co., ltd.

Financial information for parent company

BALANCE SHEET

(In U.S. dollars, except for share data)

	December 31,
	2011	2012
	$	$
ASSETS
Current assets:
Cash	2,013,683	298,551
Amount due from subsidiaries	96,937,218	81,419,439
Other receivables	107,620	160,086
Restricted cash-collateral account	-	2,097,340
Convertible senior notes issuance cost	-	15,934
Total current assets	99,058,521	83,991,350
Investments in subsidiaries	67,610,830	(73,268,494)
Restricted cash-collateral account	1,654,240	-
Convertible senior notes issuance cost	980,684	-
Total assets	169,304,275	10,722,856

Liabilities and equity:

Liabilities:

Other liabilities	1,063,621	795,426
Collateral account payable	-	1,500,000
Convertible senior notes payable	-	2,097,340
Total current liabilities	1,063,621	4,392,766
Collateral account payable	1,654,240	-
Convertible senior notes payable	27,500,000	-
Total liabilities	30,217,861	4,392,766

Equity:

Ordinary shares (par value $0.0001; 463,247,600 shares authorized, 267,287,253 shares issued and outstanding as of December 31, 2011 and 2012)	26,729	26,729
Additional paid-in capital	185,366,825	185,367,042
Accumulated deficit	(81,006,405)	(214,587,069)
Accumulated other comprehensive income	34,699,265	35,523,388
Total equity	139,086,414	6,330,090
TOTAL LIABILITIES AND EQUITY	169,304,275	10,722,856

china sunergy co., ltd.

Statement of operations

(In U.S. dollars)

	Year ended December 31,
	2010	2011	2012
	$	$	$

General and administrative expenses	(1,773,573)	(706,531)	(1,982,550)
Total operating expenses	(1,773,573)	(706,531)	(1,982,550)
Loss from operations	(1,773,573)	(706,531)	(1,982,550)
Interest expense	(3,090,395)	(3,794,996)	(1,426,848)
Interest income	815,331	755,895	929,636
Equity in gains (losses) of subsidiaries	55,539,477	(99,222,232)	(141,703,447)
Other income, net	243,415	8,675,169	10,602,545
Net income (loss)	51,734,255	(94,292,695)	(133,580,664)

china sunergy co., ltd.

Statement of COMPREHENSIVE INCOME (Loss)

(In U.S. dollars)

	Years ended December 31,
	2010	2011	2012
	$	$	$

Net income (loss)	51,734,255	(94,292,695)	(133,580,664)
Other comprehensive income (loss):
foreign currency translation adjustments, net of tax impact nil for 2010, 2011 and 2012	6,812,403	6,678,512	824,123
Comprehensive income (loss)	58,546,658	(87,614,183)	(132,756,541)

china sunergy co., ltd.

Statement of cash flows

(In U.S. dollars)

	Year ended December 31,
	2010	2011	2012
	$	$	$

Operating activities:
Net income (loss) attributable to China Sunergy Co., Ltd	51,734,255	(94,292,695)	(133,580,664)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in gains/losses of subsidiaries	(55,539,477)	99,222,232	141,703,447
Share-based compensation	543,510	(108,222)	217
Gain on repurchase of convertible senior notes	-	(7,440,000)	(10,348,750)
Amortization of convertible senior notes	1,000,395	1,630,060	964,750
Others	-	(223,637)	(256,363)

Changes in operating assets and liabilities:
Other receivables	(186,318)	200,758	(52,466)
Other liabilities	(367,258)	(876,334)	(11,832)
Amounts due from subsidiaries	3,704,375	(1,300,418)	15,517,779
Net cash provided by (used in) operating activities	889,482	(3,188,256)	13,936,118

Investing activity:
Decrease in restricted cash	-	11,250,000	-
Net cash provided by investing activity	-	11,250,000	-

Financing activities:
Payment of convertible senior notes repurchase	-	(9,060,000)	(15,651,250)
Net cash used in financial activities	-	(9,060,000)	(15,651,250)

Net increase (decrease) in cash and cash equivalents	889,482	(998,256)	(1,715,132)
Cash and cash equivalents at the beginning of the year	2,122,457	3,011,939	2,013,683
Cash and cash equivalents at the end of the year	3,011,939	2,013,683	298,551
Supplemental disclosure of non-cash investing activities:
Restricted cash collateral received in connection
with share-lending arrangement	(1,949,640)	(16,867,340)	443,100

Notes to Schedule 1

1)	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2)	The condensed financial information of China Sunergy Co., Ltd. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

* * * * * *

