Form 20-F
period 2013-12-31
China Sunergy Co., Ltd.
filed 2014-04-29
CIK 1396247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

 FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013.

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

267,287,253 ordinary shares, par value $0.0001 per share, as of December 31, 2013.

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

2

INTRODUCTION

In this annual report, except where the context otherwise requires:

•	“we,” “us,” “our company,” “our,” “Sunergy” and “China Sunergy” refer to China Sunergy Co., Ltd., a limited liability company established in Cayman Islands, its predecessor entities and its subsidiaries;

•	“Sunergy Nanjing” refers to China Sunergy (Nanjing) Co., Ltd., previously named CEEG (Nanjing) PV-Tech Co., Ltd., a limited liability company established in China;

•	“SST” refers to CEEG (Shanghai) Solar Science Technology Co., Ltd., a limited liability company established in China;

•	“NRE” refers to CEEG (Nanjing) Renewable Energy Co., Ltd., a limited liability company established in China;

•	“shares” or “ordinary shares” refers to our ordinary shares;

•	“ADSs” refers to our American depositary shares. On December 21, 2011, we effected a change of the ADS to ordinary share ratio from one ADS representing six ordinary shares to one ADS representing 18 ordinary shares. The ratio change has the same effect as a one-for-three ADS consolidation. “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“RMB” or “Renminbi” refers to the legal currency of China; “$” or “U.S. dollars” refers to the legal currency of the United States; and “Euro” or “€” refers to the legal currency of the European Union;

•	“original equipment manufacturing” or “OEM” refers to arrangements under which we process silicon wafers provided by our customers into solar cells, or process solar cells provided by our customers into solar modules, and charge processing fees from these customers;

•	“selective emitter cell” refers to a solar cell in which the regions under its front metal contact and the rest of the front surface areas are separately diffused and optimized;

•	“HP solar cell” refers to a more efficient version of our standard P-type cell, the conversion efficiency of which may generally be higher than that of a standard P-type solar cell as a result of an enhanced production process used;

•	“QSAR™ solar power product” refers to QSAR™ cells and QSAR™ modules. QSAR™ cell is a kind of new P-type solar cell. QSAR™ cells are assembled into QSAR™ modules. Our QSAR™ solar products had been originally branded as “Quasar” before March 2012. In 2013, our prototype of new high-efficient QSAR II module successfully passed initial potential induced degradation tests in Japan. We have registered the trademarks of “QSAR” in Australia, U.S. and European Union, and we are filing trademark registration applications for the logos “QSAR” in China and India;

•	“Waratah solar power product” refers to Waratah cells and Waratah modules. Waratah cell is a kind of multicrystalline silicon cell with a high level of light-to-electricity conversion rate. Waratah cells are assembled into Waratah modules. Our latest generation of Waratah solar power products have a conversion efficiency of approximately 17.8%. We are now filing trademark registration applications for the logo “Waratah” in Australia, Brazil, Philippine, Malaysia, United States, European Union, China, Indonesia, Canada, Japan, Korea and India.

•	“Bi-facial solar power product” refers to bi-facial solar cells and bi-facial solar modules. Bi-facial solar cells are a special type of crystal silicon solar cell which can receive sunlight and produce electrical power from both front and rear surfaces. Bi-facial solar cells are designed with a special structure and metal contact so that they can produce more power from illumination on both sides. Bi-facial solar cells are assembled into bi-facial solar modules, which may be applied in residential situations such as carports, fences, trellises, and porch and patio covers.

•	when calculating our manufacturing or production capacity of solar cells, we have assumed that all products will be made using 156-millimeter monocrystalline silicon wafers, even though we currently use and expect to continue to use a mixture of monocrystalline and multicrystalline silicon wafers; to the extent we use smaller wafers or multicrystalline wafers, our actual production will be less than our capacity.

Our financial statements are expressed in the U.S. dollar, which is the reporting and functional currency of China Sunergy Co., Ltd. This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.0537 to $1.00, the noon buying rate in effect on December 31, 2013 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. See Item 3. “Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business.” On April 25, 2014, the noon buying rate was RMB6.2534 to $1.00.

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

The following table presents our selected consolidated financial information. You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects.” The selected consolidated statement of operations data (other than operating data) for the three years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with those statements. Our selected consolidated statement of operations data (other than operating data) for the years ended December 31, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011, have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	For the Years Ended December 31,
	2009(1)	2010	2011	2012	2013(2)
	(in thousands, except share, per share, operating data and percentages)
Consolidated Statement of Operations Data
Net revenues	$284,865	$517,219	$566,292	$292,721	$316,186
Cost of revenues	(268,252)	(424,917)	(564,474)	(293,914)	(300,974)

Gross profit (loss)	16,613	92,302	1,818	(1,193)	15,212

Operating expenses:
Selling and marketing expenses	(2,920)	(5,467)	(19,149)	(20,056)	(16,417)
General and administrative expenses	(24,517)	(17,518)	(41,182)	(75,875)	(30,010)
Research and development expenses	(4,382)	(3,346)	(6,718)	(8,609)	(6,022)
Goodwill impairment loss	—	—	(14,807)	—	—

Total operating expenses	(31,819)	(26,331)	(81,856)	(104,540)	(52,449)
Income (loss) from operations	(15,206)	65,971	(80,038)	(105,733)	(37,237)
Net income (loss)	$(10,269)	$51,734	$(94,293)	$(133,594)	$(51,609)

Net income (loss) attributable to China Sunergy Co., Ltd. ordinary shareholders	$(10,269)	$51,734	$(94,293)	$(133,581)	$(50,609)

	For the Years Ended December 31,
	2009(1)	2010	2011	2012	2013
	(in thousands, except share, per share, operating data and percentages)
Net income (loss) per share
-Basic	$(0.04)	$0.22	$(0.39)	$(0.55)	$(0.20)
-Diluted	$(0.04)	$0.21	$(0.39)	$(0.55)	$(0.20)
Shares used in calculating
-basic income (loss) per share	239,366,840	240,545,811	240,701,253	240,701,253	255,102,003
-diluted income (loss) per share	239,366,840	262,009,223	240,701,253	240,701,253	255,102,003
Other Consolidated Financial Data
Gross margin	5.8%	17.8%	0.3%	(0.4%)	4.8%
Consolidated Operating Data
Solar cells sold (in megawatts, or MW)	181.5	277.2	6.6	12.0	29.3
Average selling price of solar cells (in $ per watt)	$1.36	$1.35	$0.84	$0.29	$0.15
Solar modules sold (in MW)	8.3	67.2	411.5	379.0	548.1
Average selling price of solar modules (in $ per watt)	$1.87	$1.92	$1.36	$0.74	$0.61

(1)	Reflects the adjustment for share-lending arrangement retrospectively. Please refer to Note 9 of our audited consolidated financial statements included in this annual report.

(2)	Our module shipments in 2013 included 70.4MW module processed under OEM arrangements and 5MW module delivered to one of our solar projects in the United Kingdom. Our cell shipments in 2013 included cell processed under OEM arrangement of 19.4MW.

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$123,855	$106,468	$209,479	$183,312	$54,296
Restricted cash	55,678	84,988	84,435	226,611	194,196
Accounts receivable, net	15,292	65,581	152,286	77,189	81,405
Advances to suppliers, net	184	8,503	5,419	5,320	7,193
Amounts due from related parties	22,103	42,578	634	67,007	83,987
Inventories	22,645	72,335	43,977	83,856	44,658
Total current assets	246,684	407,597	561,349	678,471	500,050
Property, plant and equipment, net	93,790	111,629	164,535	205,707	223,624
Total assets	373,789	578,079	809,909	923,085	764,653
Short-term bank borrowings	$102,516	$139,530	$286,888	$463,554	$304,827
Current portion of long-term borrowing	—	—	35,329	48,865	35,428
Accounts payable	27,411	51,646	47,720	128,347	97,029
Amounts due to related parties	2,369	2,463	57,610	70,582	11,798
Convertible senior notes	—	—	—	1,500	—
Total current liabilities	139,063	246,376	498,575	771,698	512,496

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands, except share and per share data)
Long-term bank borrowings	—	30,199	125,439	122,859	265,976
Convertible senior notes	44,000	44,000	27,500	—	—
Total equity	167,719	226,809	139,086	6,320	(44,386)
Total liabilities and equity	373,789	578,079	809,909	923,085	764,653

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

We are operating with a significant working capital deficit, and may experience continued difficulty in collecting accounts receivable; if we do not successfully execute our liquidity and other business plans, we face the risk of not being able to continue as a going concern.

We operated with significant loss and negative operating cash flow for the years ended December 31, 2011, 2012 and 2013. As of December 31, 2013, we had a working capital deficit (total consolidated current liabilities exceeding total consolidated current assets) of $12.4 million. As of the same date, while we had cash and cash equivalents of $54.3 million, and restricted cash of $194.2 million, we had short-term bank borrowings of $304.8 million, all due within one year and the current portion of long-term debt amounting to $35.4 million. We incurred an operating loss of $105.7 million and $37.2 million for the years ended December 31, 2012 and 2013, respectively.

In addition, the solar industry is being negatively impacted by a number of factors including, among other things, supply-demand imbalance, high inventory levels in the industry, reduction of government incentives in key solar markets and import tariffs. These factors have contributed to declining average selling prices for our solar power products. For example, the average selling price per watt of our solar modules has fallen from $1.92 in 2010 to $0.74 in 2012, and further decreased to $0.61 in 2013. All these circumstances raise doubt about our ability to continue as a going concern.

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

Historically, we have renewed or rolled over most of our short-term bank loans upon the maturity date of such loans. In the first quarter of 2014, we renewed short-term bank borrowings of $93.9 million. However, we cannot assure you that we will be able to refinance our short-term bank borrowings as they become due, or will be able to successfully execute our liquidity plan. If we do not successfully execute them, we may not be able to continue as a going concern. The failure of any of liquidity plan events could materially and adversely affect our financial condition, results of operations and business prospects.

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

After significant price movements in 2009, relative stability returned to the industry during 2010 mainly due to global economic conditions. In 2011, the market demand and total shipments increased but the average selling price of solar power products declined because of an over-supply of solar power products driven by increased manufacturing capacity. In 2012, the continued supply-demand imbalance, high inventory levels in the industry and irrational pricing practices as a result of fierce market competition caused rapid decline in the average selling price of solar power products. In 2013, the average selling price of solar power products started to become relatively stable due to, among other things, improvement in imbalance of supply and demand.

According to Solarbuzz LLC, or Solarbuzz, the prices of solar modules will gradually decline in the following years. The average selling price per watt of our solar modules has decreased from $0.74 in 2012 to $0.61 in 2013. We have taken a series of measures in response to the challenging market environment, including relocation of certain solar power product manufacturing facilities overseas and diversifying our sales into new geographies. However, we can’t assure you that these measures will effectively save our costs or boost our revenues. If the prices of our products continue to decline, or we are unable to lower our costs in line with price declines, whether through increasing manufacturing efficiency, securing raw materials at lower costs or technological advances, our revenues and profitability would be materially and adversely affected.

We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.

As of December 31, 2013, we had $54.3 million in cash and cash equivalents, $194.2 million in restricted cash, and we had $606.2 million in outstanding borrowings, of which approximately $340.3 million will be due within one year. The amount of our borrowings could constrain our operational flexibility, including requiring a substantial portion of our cash flows to be set aside to service our debt obligations, increasing our exposure to interest rate fluctuations and limiting our ability to obtain additional financing. Furthermore, since early 2011, the People’s Bank of China has raised the reserve requirement ratio several times to curb inflation and regulate the real property market, which caused a decrease in overall market liquidity. However, since December 2011, the People’s Bank of China has begun to decrease the statutory deposit reserve ratio and benchmark interest rate in an effort to maintain the pace of economic growth. We can’t assure you that the relatively low statutory deposit reserve ratio and benchmark interest rate will continue. Any future turmoil in the global or PRC credit markets and the subsequent impact on the liquidity of financial institutions may further adversely affect our ability to fund our business through borrowings, under either existing or newly created instruments in the public or private markets on terms that we believe to be reasonable, if at all. We cannot assure you that we will be able to obtain extensions of our facilities as they mature. If we are unable to obtain extensions of certain existing facilities, or if we are unable to obtain sufficient alternative funding on reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. We cannot assure you that our business will generate sufficient cash flows from operations to repay these borrowings. In addition, repaying these borrowings with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth.

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

Given the general economy, particularly the tightening of credit markets, we have extended credit to certain customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due, ultimately increasing our accounts receivable and exposure to credit risks of our customers. As of December 31, 2012 and 2013, outstanding accounts receivable balance from customers representing 10% or more of total gross accounts receivable accounted for approximately 22% and 33%, respectively, of our total gross outstanding accounts receivable. Our accounts receivable decreased significantly from $152.3 million as of December 31, 2011 to $77.2 million as of December 31, 2012 and slightly increased to $81.4 million as of December 31, 2013, while our balance of provision for doubtful accounts increased from $15.9 million in 2011 to $63.0 million in 2012 and further increased to $64.9 million in 2013. For example, we recorded provision for doubtful accounts of $30.6 million in 2012 as our management determined that the possibility of collecting the accounts receivable from one of our customers, Ecoware S.P.A., or Ecoware, became remote. In 2011, we entered into a series of contracts with Ecoware, an Italian company specializing in PV technologies, under which, among other things, we supplied solar modules to Ecoware engaged Ecoware to construct several solar power projects for us and purchased all equity interest in a company holding interests in several solar projects. Ecoware’s parent company, Aión Renewables S.p.A., or Aión, agreed to guarantee Ecoware’s performance under many of these contracts. Ecoware and Aión have been declared bankrupt by Italian courts on March 28, 2013 and March 15, 2013, respectively. As of the date of this annual report, Ecoware is still in the process of liquidation. At this stage, we can’t assure you whether we will be able to recover any of our advances and other payments that Ecoware owed to us under these contracts, as well as any damages we suffer. These legal proceedings may be time-consuming and costly, and could distract our management’s attention from our ordinary business, which may affect our results of operations, business and prospects negatively.

We have recently started to require collaterals and securities from most of our customers to whom we granted credit terms, and we plan to reduce our revenues derived from credit sales as a percentage of our total net revenues in 2014. However, we can’t assure you that we will be able to obtain collaterals and securities from our customers or effectively reduce percentage of credit sales as planned. We are also exposed to the credit risk of new customers with whom we have not had extensive business dealings historically. If our customers fail to meet their payment obligations or the collaterals and securities provided are not sufficient, our financial position, liquidity and results of operations would be materially and adversely affected.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common shares may, therefore, be adversely impacted.

As a public company in the United States subject to the Sarbanes-Oxley Act of 2002, Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

There have been historical deficiencies with our internal controls. In connection with the audit of our financial statements as of and for the year ended December 31, 2009, we identified a significant deficiency in our internal financial reporting procedure relating to the internal communications between our legal and finance department, and we have remediated this significant deficiency subsequently in 2010. In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting for the period covered by this annual report and has concluded that as of December 31, 2013, our disclosure controls and procedures and our internal control over financial reporting were not effective due to existence of certain material weakness. See “Item 15. Controls and Procedures.” As a result of the identification of the material weakness, we adopted and implemented remedial measures designed to enhance our internal control over financial reporting. These remedial measures and any future enhancements, however, may not be adequate to prevent similar incidents from occurring or otherwise ensure that our internal controls are effective. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We have expanded into solar module businesses and plan to continue our integration strategy. Any failure to successfully implement this strategy could have a material adverse effect on our growth, business prospects and results of operations.

On November 1, 2010, we completed the acquisition of SST and NRE, both of which were our related parties at the time of such transactions, from China Electric Equipment Group Co., Ltd., or CEEG, an entity controlled by Mr. Tingxiu Lu, and Sundex Holdings Limited, a company not affiliated with us, for total consideration of approximately RMB308.0 million ($48.9 million). SST and NRE integrate the research and development, production, sales and servicing of solar modules, with total annual production capacities of 1,155 MW as of December 31, 2013. The acquisitions facilitated the implementation of our strategy to expand into solar module business.

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

Solar module business contributed 95.9% and 90.7% of our net revenues in 2012 and 2013, respectively, and is expected to continue to contribute most of our net revenues in the future. If we are unable to effectively manage these risks, we may not be able to successfully operate the new solar module business and achieve the expected value of our business integration strategy. We may fail to recoup our investment, and our business, competitiveness and results of operations could be materially and adversely affected.

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

Moreover, the change of product mix may adversely affect our overall gross margin as a percentage of our revenues. As we expanded into the solar module business, we may experience low gross margin for the sales of our solar module products in order to compete effectively in the market. We may not be able to improve the gross margin percentage of our solar module products to the same level as of our previous solar cell products. As we gradually increase sales of solar modules and if the average selling price of our solar power products continue to decline as a result of deteriorating market conditions, our overall gross margin could be adversely affected. All these could adversely affect our growth, business prospects and results of operations.

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

As the solar power industry continues to develop, policy shifts could reduce or eliminate these government economic incentives altogether. For example, according to Solarbuzz, the German government scheduled a tariff reduction in January 2011, retained an annual basic reduction of 9% at year-end and further reduced its feed-in tariffs by over 30% for ground mounted systems and by approximately 20% for rooftop installations from April 1, 2012. As a result of continuing reduction of feed-in tariff in recent years, the demand for PV market in Germany declined in 2013 and is expected to continue to shrink in 2014. The Italian market was also overhung by the uncertainty over funding conditions, primarily due to the phasing-out of its solar industry funding scheme, the demand for Italian PV market continued to decline in 2013, reaching the lowest level since 2009. In addition, PV demand in Australia also experienced a sharp decrease in 2013 partly due to the cancellation of the carbon taxation, which potentially increased the difficulty for PV projects to obtain financing. Despite our sales derived from in Germany, Italy and Australia only accounted for approximately 19% of our total revenue in 2013, a significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, could have a material adverse effect on the demand for our solar power products as well as our results of operations.

We have a limited operating history and we have incurred losses in certain prior periods and may incur losses in the future.

We incurred net loss of $94.3 million, $133.6 million and $51.6 million in 2011, 2012 and 2013, respectively. We cannot assure you that we will not incur net losses in the future or that there will be any earnings or our revenue will not decline in any future periods. Our ability to maintain profitability depends on, among others, the growth rate of the solar power market, the continued global market acceptance of solar power products in general and our existing and future products in particular, our ability to secure quality raw materials, primarily silicon wafers, the pricing trend of solar power products, the competitiveness of our technology and products as well as our ability to provide new products to meet the demands of our customers, and our ability to control our costs and expenses. We may not be able to achieve or sustain profitability on a quarterly or annual basis.

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

The demand for solar power products is influenced by macroeconomic factors, such as global economic conditions, the supply and price of other energy products, as well as government regulations and policies concerning the electric utility industry. The global financial markets experienced a downturn in 2008, and since most of the world’s major economies have experienced a period of slow economic growth. The global economic downturn resulted in weakened market demand for products that require significant initial capital expenditures, including solar power products. The global economic downturn in several key solar power markets resulted in fewer investments in new installation projects that make use of solar power products. Existing projects may also be delayed as a result of the tightened credit for project financing and other disruptions. The unfavorable credit environment, which affects the ability of investors to obtain financing for their projects, also negatively impacted the solar project market. Furthermore, a decrease in the price of other energy products, such as oil, coal and natural gas, could reduce demand for alternative forms of energy, such as solar energy and may reduce the urgency of the market to invest in alternative energy. These macroeconomic factors resulted in the demand for our solar power products increasing at a rate lower than our expectation, and adversely affected our operating results. In 2011, 2012 and 2013, partly due to the impact of global financial market disruption and economic slowdown, some of our customers cancelled or delayed orders for our products.

In addition, a variety of factors, including concerns about the viability of the European Union and the Euro, uncertainty in the U.S. economy’s ability to regain its growth momentum and slowing growth of the China economy, could cause further disruptions to the global economy. If these macroeconomic factors deteriorate again, the demand for our products will be materially and adversely affected.

The availability and price of silicon raw materials may affect our gross margins and profitability.

Polysilicon is an essential raw material in our production of solar power products. The procurement costs of silicon wafers and other silicon-based raw materials have accounted for a large portion of our cost of revenues since we began our commercial production of solar cells in August 2005. From early 2007 to the fourth quarter of 2008, mainly due to growing demand for solar power products and limited supply of polysilicon, there was an industry-wide shortage of polysilicon, which resulted in increasing polysilicon price. From late 2008 to the second half of 2009, however, there was an industry-wide excess supply of polysilicon, primarily due to increased supply from both existing polysilicon manufacturers and new entrants and weakened demand from the end market. As a result, polysilicon spot prices fell significantly from late 2008 to the second half of 2009, before stabilizing in 2010. In 2011, polysilicon price remained stable and moderately declined in the first three quarters, but collapsed in the fourth quarter of 2011. According to Solarbuzz, an independent solar energy research and consulting firm, the average selling price of polysilicon declined from $24.7 per kilogram in 2012 to $19.8 per kilogram in 2013.

However, we cannot assure you that the price of polysilicon will continue to decline or remain at its current level. Increases in the price of polysilicon have in the past resulted in increases in the price of wafers, and these increases in the price of silicon raw materials have in the past increased our production costs. Due to the volatile market prices, we cannot assure you that the price of polysilicon will remain at its current levels, especially when the global solar power market regains its growth momentum. Moreover, if the industry-wide shortage of polysilicon happens again, we may experience late or non-delivery from suppliers and purchase silicon raw materials of lower grade quality that may result in lower conversion efficiencies and reduce our average selling prices and revenues.

On July 18, 2013, China’s Ministry of Commerce announced that it would enact preliminary tariffs on imports of solar-grade polysilicon at rates up to 57% for U.S. suppliers and 48.7% for South Korean suppliers. While we these tariffs do not materially increase our cost of production as we do not source any significant amount of our polysilicon from the United States or South Korea currently, we cannot guarantee that we won’t source polysilicon from these countries going forward. In this case, such anti-dumping and anti-subsidy duties (whether provisional or final) imposed by China’s Ministry of Commerce may increase our cost of production for solar modules. To the extent we are not able to pass any increased costs on to our customers, we may be 12 placed at a competitive disadvantage vis-à-vis our competitors, and our business, cash flows, financial condition and results of operations may be materially and adversely affected.

Our costs and expenses may increase as a result of entering into firm purchase commitment arrangements with our suppliers.

In response to the industry-wide shortage of silicon raw materials prior to the third quarter of 2008, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Currently we use both short-term and long-term contracts to secure our silicon raw materials supply, and the long-term contracts accounted for approximately 28.1% of all the silicon raw materials that we purchased in 2013. Certain long-term contract provides for firm purchase commitments, under which we undertook to procure a certain percentage of our total silicon wafer requirement from the supplier each year during the term of the contract. Such firm purchase commitments may impair our ability to purchase silicon raw materials from other suppliers on more favorable terms, which may increase our procurement cost. To the extent we are not able to pass the increased costs and expenses on to our customers, our business, financial condition and results of operations may be materially and adversely affected.

Our advance payments to most of our raw material suppliers expose us to the credit risk of these suppliers, and if these suppliers default in delivery or refunding the payment, our financial condition, results of operations and liquidity may be adversely affected.

Under the supply contracts we entered into with some of our silicon raw material suppliers, we made prepayments in order to maintain our relationship and preferential price with qualified suppliers. As of December 31, 2013, our prepayments to suppliers was approximately $12.0 million. In addition, we depend on a limited number of suppliers and we may continue to be required to make such prepayments without receiving collateral in the future. As a result, our claims for such prepayments would rank only as unsecured claims, exposing us to the credit risks of the suppliers in the event of their insolvency or bankruptcy. We may not be able to recover such prepayments and would suffer losses should the suppliers fail to fulfill their delivery obligations under the contracts.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our solar modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying product offerings. In 2013, approximately 30.4% of our net revenues were derived from sales of solar power products to our top five customers. We have competitors who may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. We cannot assure you that we will continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. The loss of one or more of our significant customers and reduced or cancelled orders from one or more of our significant customers may cause material fluctuations or declines in our revenues.

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

In October 2011, SolarWorld Industries America Inc. filed a petition with the U.S. International Trade Commission (“ITC”) and U.S. Department of Commerce (“DOC”), claiming that Chinese photovoltaic, or PV, manufacturers are unfairly dumping products at below cost to capture U.S. market share and that Chinese producers are benefitting from massive government subsidies. We were not included as one of the mandatory respondent companies to the United States government’s countervailing investigations. On March 20, 2012, a preliminary determination was issued with an average countervailing duty rate of 3.61% applicable to China Sunergy solar cells produced in China that are imported, including as part of modules or panels, into the United States. The DOC also preliminarily determined that the countervailing and anti-dumping duty investigations apply only to solar cells made in China, as well as panels and modules, regardless of where manufactured, incorporating such cells. The investigations would not apply to panels or modules made in China of which solar cells are manufactured in a third country. We were not selected as a mandatory respondent to the anti-dumping investigation and participated in this case as a separate rate respondent. The DOC and ITC have made their final determinations on October 9, 2012 and November 7, 2012, respectively, with the anti-dumping order and countervailing order issued on December 7, 2012. From that date forward, we are subject to an anti-dumping duty at the rate of 25.96% and a countervailing duty at the rate of 15.24% for our solar cells produced in China that are imported, including as part of modules or panels, into the United States. The determinations trigger deposit requirements at the final rates on imports into the United States, which could be substantial, as to our affiliated U.S. import operations and increase our cost of selling into the United States and thus could adversely impact our export sales to the United States. PRC respondent companies are entitled to an opportunity to contest the determinations in the relevant U.S. court, but it is unclear whether they will do so and what the outcome might be. If the determinations are not contested or contested unsuccessfully, duties are applied retroactively on imports entered into the United States from the time of the preliminary determinations, which will materially and adversely affect our current and future sales in the United States.

On September 6, 2012 and November 8, 2012, respectively, the European Commission announced the initiation of an anti-dumping investigation and an anti-subsidy investigation concerning imports into the European Union of crystalline silicon PV modules and key components originating in China. Further, on March 6, 2013, the European Commission also moved to require registration of imports of silicon PV modules and key components into the European Union from China. On June 6, 2013, the European Union imposed provisional anti-dumping duties on Chinese solar panels at the starting rate of 11.8% until August 5, 2013, and followed by an increased rate averaging 47.6%. On July 27, 2013, the European Union and Chinese trade negotiators announced that a price undertaking has been reached pursuant to which Chinese manufacturers would limit their exports of solar panels to the European Union and for no less than a minimum price, in exchange for the European Union’s agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The China Chamber of Commerce for Import and Export of Machinery and Electronic Products, or CCCME, is responsible for allocating the quota among these exporters, and we have been allocated a portion of the quota. The offer was approved by the European Commission on August 2, 2013. Solar panels imported exceeding the annual quota will be subject to anti-dumping duties. On December 5, 2013, the European Council announced its final decision imposing definitive antidumping and anti-subsidy duties on imports of crystalline silicon PV cells and modules originating from or consigned from China. An average duty of 47.7%, consisting of the anti-dumping and anti-subsidy duties, will be applied for a period of two years beginning on December 6, 2013 to Chinese solar panel exporters who cooperated with the European Commission’s investigations. We are subject to anti-dumping duty at a rate of 41.3% and anti-subsidies duty at a rate of 6.4%. On the same day, the European Commission announced its decision to confirm the acceptance of the price undertaking offered by Chinese export producers in connection with the anti-dumping proceeding and to extend the price undertaking to the anti-subsidy proceeding, which will exempt them from both anti-dumping and anti-subsidy duties.

We are one of the China-based companies who produce and export crystalline silicon PV modules and key components to the European Union. Our revenues from sales in the European countries, as a percentage of our total net revenues, represent 72.0%, 71.1% and 47.2% in 2011, 2012 and 2013, respectively. While we are exempted from paying any anti-dumping and anti-subsidy duties to the European Union starting from August 6, 2013, the increased selling price and the reduced consumption on the European market under the price undertaking could bring significant uncertainties to our business in the European market. For example, some of our customers in Europe are unwilling to purchase our products at a higher price or to accept other restrictions imposed on us by the price undertaking. In addition, if we breach or withdraw from the price undertaking, or the European Commission withdraws its acceptance of the price undertaking, the anti-dumping and anti-subsidy duties will automatically apply to us. Thus, there can be no assurance that our entry into and performance of the price undertaking will eliminate potential material adverse effects of anti-dumping and anti-subsidy duties on our business in Europe and our results of operation. In addition, we cannot assure you that there will not be similar actions taken in the future in other countries or areas against Chinese-made solar power products. If other countries or areas initiate anti-dumping or anti-subsidy investigation against Chinese exporters or imposes anti-dumping or anti-subsidy measures, including increasing tariffs on solar power product imported from China, or price undertaking, our export to such countries or areas could be materially and adversely affected.

Though our policy is that all of our export sales comply with international trade practices, we cannot guarantee that the government agencies in the jurisdictions in which actions are brought will reach the same conclusion. Violations of anti-dumping and countervailing duty laws can result in additional duties imposed on imports of our products into these countries, which increase our costs of accessing potential markets. If duties are imposed on our PRC-manufactured products, we would have to adjust our business strategy for selling into these jurisdictions, including moving part of our manufacturing operations overseas. Any change in our business strategy would create a number of operational and legal uncertainties. Any of the above scenarios could materially and adversely impact our sales, thereby limiting our opportunities for growth.

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

The market for solar power products is highly competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Our competitors include crystalline based solar cell and module manufacturers such as SunPower Corporation, Trina Solar Limited, Yingli Green Energy Holding Company Limited, Canadian Solar Inc., Hanwha SolarOne Co., Ltd., Jinko Solar Holding Co., Ltd. and ReneSola Ltd.

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

In 2012, we began entering into arrangements to invest in solar power projects. We acquired equity interests in two special purpose vehicles, or SPVs, which were established to hold the assets and assume the liabilities for two solar power projects in the United Kingdom. Through a series of contractual arrangements, we, among other things, supply all solar modules and other related products to each SPV, arrange the construction of the solar power project owned by each SPV and have substantive management rights and oversight in each SPV. These solar power projects were connected to the grid and begun to generate power in March and April, 2013, respectively. The solar power project which was connected to the grid in March 2013 was sold to a third party purchaser in later 2013. Going forward, we may incorporate more solar power project companies in China and other overseas markets, such as Turkey and sell them to suitable purchasers depending on, among other things, market conditions and return in investment.

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

If solar power technology is not suitable for widespread adoption, or if sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may suffer, and we may be unable to achieve or sustain our profitability.

The solar power market is at a relatively early stage of development. Historical and current market data on the solar power industry are not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

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

The solar power market is characterized by evolving technological standards that require improved features, such as higher conversion efficiencies and higher power output. This requires us to develop new solar power products and enhancements for existing solar power products to keep pace with evolving industry standards and changing customer requirements. For example, currently we are focused on crystalline silicon technology, which today is the primary technology used by most solar cell and module manufacturers. Some overseas producers have developed alternative forms of solar power technologies, such as thin-film technologies. Failure to further refine our technology and to develop and introduce new solar power products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future.

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

We have invested significantly in research and development of solar power products technology in order to achieve high conversion efficiency required for our advanced solar cells and modules. We are currently upgrading technology for manufacturing QSAR™ solar power products, and in the process of obtaining major product certifications for the bi-facial solar power products. The conversion efficiency of our QSAR™ and Waratah solar cells may be generally higher than that of mainstream P-type solar cells. Our QSAR™ solar cells have been commercially shipped by June 2011 and we obtained the TUV certificates for QSAR™ solar modules in November 2011. We have also completed the development of our second generation of Waratah solar power products in the fourth quarter of 2012, which has an estimated conversion efficiency of 17.6%. In 2013, by using high-efficient poly-crystalline materials and through the improvement of manufacturing techniques, the conversion efficiency of our Waratah solar power products increased to approximately 17.8%. We have showcased and will continue to showcase our QSAR ™ solar modules and Waratah solar power products in the industrial conferences or trade fairs to enhance exposure of them to our potential customers. In addition, our new generation of high-efficient mono-crystalline solar cells, which combines our Waratah and QSAR cell technology in a new design structure, can achieve high conversion efficiency of up to 20.26% by using normal wafers. Also, our prototype of new high-efficient QSAR II module has successfully passed initial potential induced degradation tests, or PID tests, in Japan in 2013, demonstrating outstanding performance. However, we cannot assure you that we will be able to commercially manufacture our advanced solar cells and modules on a large scale in a cost effective way.

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

We need a significant amount of cash to meet future capital requirements in connection with our business plan, including relocation of certain solar power product manufacturing facilities overseas, as well as research and development activities in order to remain competitive. However, supply-demand imbalance, high inventory levels and continued uncertainty of the PV market have caused continued decline in the average selling price of solar power products, which adversely affect our profitability and our ability to obtain additional bank borrowing to finance construction of our manufacturing and research and development facilities. For example, in 2012, due to lack of adequate funds, we have determined to delay certain of our planned constructions, including our new solar cell project in Yangzhou. We can’t assure you that we will be able to obtain adequate funds to finance our planned constructions or at all. Failure to commence or complete our planned construction as scheduled would negatively affect our business plan, results of operation and prospects.

Our future success, to some extent, depends on our ability to increase both our manufacturing capacity and total output, which exposes us to a number of risks and uncertainties.

Our future success, to some extent, depends on our ability to increase both our manufacturing capacity and total output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

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

If we fail to manage our growth and deal with challenges in this industry effectively, our business may be adversely affected.

Historically, we experienced a period of rapid growth and expansion. However, in recent years, we experienced challenging market environment and industry-wide supply-demand imbalance. The fluctuation in our business has placed, and continues to place, significant strain on our management personnel, systems and resources. To accommodate our growth, we need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including improvements to our accounting and other internal management systems. To deal with challenges in the industry, we need to reduce operating costs, diversify our manufacturing and sales, and retain our key employees. All of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, manage our customer relationships and manage our relationships with raw material suppliers. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. If we fail to manage our growth effectively, that failure may have a material adverse effect on our business.

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

In light of our significant sales to customers outside China and relocation of certain of our manufacturing operations overseas, we face risks associated with the manufacturing, marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

Historically, we made a majority of our sales to customers located in China. In 2012 and 2013, we derived 90.0% and 69.3% of our net revenues from sales of our products to customers outside China. We expect to continue to derive substantial revenues from overseas markets such as European countries, Japan, India, Australia, United States and other countries and regions. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

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

We rely primarily on trade secrets, patent laws and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection, and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, as of the date of this annual report, we have 62 patents and 98 pending patent applications in China. However, we cannot assure you that in a legal proceeding the claims of our patents would be found valid or that the claims would be interpreted as having sufficient scope to protect the technology we consider important to our business, nor can we assure you that our patent applications will eventually issue with claims of sufficient scope to protect additional technology significant to our business. As a result, we may be unable to exclude third parties from using the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results.

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

The value of the RMB against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the RMB to appreciate approximately 21.5% against the U.S. dollar over the following three years. However, from July 2008 until June 2010, the RMB traded stably within a narrow range against the U.S. dollar. In June 2010, the People’s Bank of China announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Between June 30, 2010 and December 30, 2011, the value of the RMB appreciated approximately 7.2% against the U.S. dollar. On April 16, 2012, the People’s Bank of China further enlarged the floating band of RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. There remains significant international pressure on the PRC government to adopt a more lenient RMB policy, which could result in further appreciation of RMB against other major currencies. It is difficult to predict how long the current situation may last and when and how RMB exchange rates may change going forward.

A major portion of our sales are denominated in Euros and U.S. dollars, with the remainder in RMB, while a substantial portion of our costs and expenses is denominated in RMB and U.S. dollars, with the remainder in Euros. Fluctuations in exchange rates, particularly among the U.S. dollars, RMB and Euros, may affect our net profit margins and could result in fluctuations in foreign currency exchange and operating gains and losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2013, we had a RMB denominated cash balance of RMB1,275 million, a U.S. dollar denominated cash balance of $29 million, and a Euro denominated cash balance of €7 million. Assuming we had converted the RMB denominated cash balance of RMB1,275 million as of December 31, 2013 into U.S. dollar at the exchange rate of RMB 6.0537 for $1.00 as of December 31, 2013, this cash balance would have been $211 million. Assuming a further 1% appreciation of the U.S. dollar against the RMB, this cash balance would have decreased to $209 million as of December 31, 2013. Therefore, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, any appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We incurred net foreign exchange loss of approximately $10.6 million in 2011, had net foreign exchange gain of approximately $0.4 million in 2012 and $1.4 million in 2013, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Furthermore, due to the fact that we are paid in Euros for a proportion of our sales, fluctuations in the exchange rate between the Euro and the RMB may also have a material effect on our results of operations.

Historically, we have entered into a series of foreign currency forward contracts with several commercial banks to hedge our exposure to foreign currency exchange risk. We may continue to enter into foreign currency forward contracts in the future. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations.

Noncompliance with present or future construction and environmental regulations may result in potentially significant monetary damages and fines.

In the past, we had begun constructing or operating facilities without having obtained all the necessary approvals on the construction or completion acceptance of our certain facilities from relevant PRC construction and environmental protection authorities. As of the date of this annual report, SST received two administrative penalties from Shanghai Songjiang Construction and Communication Committee for such noncompliance occurred in its construction and renovation of facility in Shanghai and we have paid the penalties in June 2011 and December 2012, respectively, and rectified the non-compliance in July 2011 and January 2013, respectively. However, if we are not able to obtain these approvals for the construction of our facilities in a timely manner in the future, we could be subject to, among other things, fines and suspension of production.

As our manufacturing processes generate noise, waste water, gases and other industrial wastes, we are required to comply with all national and local regulations regarding protection of the environment. In addition, the National People’s Congress of China and the Chinese government have promulgated certain resolutions and regulations regarding climate change, which generally require enterprises to take actions to effectively manage the impact of climate change, develop renewable energy solutions and control emissions. Other than those discussed above, we believe we are in material compliance with present environmental protection requirements and regulations, and have all necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the costs of compliance with such new regulations could be substantial. We believe that we have all of the permits necessary to conduct our business as it is presently conducted. If we fail to comply with present or future environmental regulations or if we fail to obtain the necessary permits or licenses for our newly established projects or our increased production capacity within the prescribed period as required by applicable laws or at all, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

We have limited insurance coverage and may incur losses resulting from product liability claims or operation interruption events.

As the insurance industry in China is still in an early stage of development, product liability insurance available in China offers limited coverage compared to that offered in many other countries. We are exposed to risks associated with product liability claims if the use of our solar power products results in injury, and we can not assure you that the product liability insurance is adequate. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our solar power products in August 2005, and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. Currently, we do not maintain product liability insurances and business interruption insurances as we believe it is not the normal industry practice in China to maintain such insurance. However any significant product liability claim or uninsured damage due to operation interruption could have a material adverse effect on business, results of operations and prospects.

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

Mr. Tingxiu Lu, our chairman, currently beneficially owns 28.9% of our outstanding share capital as of March 31, 2014. Most of our bank borrowings are guaranteed by Mr. Lu and CEEG, an entity controlled by Mr. Lu. CEEG undertook to guarantee the bank borrowings of Sunergy Nanjing for up to RMB2.5 billion (approximately $413.0 million) until December 31, 2015, subject to adjustment in the event of a material change in CEEG’s credit or operational status. As both our chairman and our principal shareholder, Mr. Lu has significant influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs, including those who purchased our ADSs in our initial public offering.

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

In November 2011, we filed a complaint with the Intermediate People's Court of Nanjing against Wuxi Jiacheng Solar Power Co., Ltd., or Wuxi Jiacheng. The complaint alleged a breach of contract by Zhejiang Yuhui Solar Energy Source Jiangsu Co., Ltd., or Yuhui Solar, which was acquired by Wuxi Jiacheng prior to filing of this complaint, due to failure to provide us with solar modules as agreed following our payment of the advance, and sought repayment of such advance and liquidated damages. Wuxi Jiacheng filed a counter-claim alleging a breach of contract by us and seeking damages. In June 2012, the Intermediate People's Court of Nanjing ruled, among other things, that (1) Wuxi Jiacheng shall repay us the advance of approximately $803,000 together with accrued interests, and pay us the damages of approximately $1.8 million; and (2) we shall pay Wuxi Jiacheng of approximately $41,900 together with the liquidated damages. Both parties filed appeals with the People's High Court of Jiangsu Province in June 2012. On 20 December, 2012, the People's High Court of Jiangsu Province denied the appeals and sustained the original judgment. As of December 31, 2013, a compensation of approximately $1.8 million has been paid to us by Wuxi Jiacheng.

In August 2012, Jiangsu Shunda Semi-conductor Co., Ltd, or Jiangsu Shunda, filed a complaint with the People's Court of Jiangning District of Nanjing against us. The complaint alleged a breach of contract by us due to failure to fulfill our payment obligations of approximately $0.5 million. In October 2012, we raised a dissent of jurisdiction to challenge the jurisdiction of the People's Court of Jiangning District of Nanjing over the case. In the ruling made on October 29, 2012, the court rejected our dissent of jurisdiction. In November 2012, we appealed this order to the Intermediate People’s Court of Nanjing. On January 29, 2013, the Intermediate People’s Court of Nanjing rejected the appeal made by us, and sustained the original ruling made by the People's Court of Jiangning District of Nanjing. In May 2013, the People’s Court of Jiangning District of Nanjing dismissed the claim made by Jiangsu Shunda. In August 2013, Jiangsu Shunda filed appeals with the Intermediate People’s Court of Nanjing, which was withdrawn by Jiangsu Shunda thereafter. In January 2014, Jiangsu Shunda applied for the retrial of this case. As of the date of this annual report, the retrial decision is still pending.

In January 2013, we filed a complaint with the People's Court of Jiangning District of Nanjing against Jiangsu Aide Solar Technology Co., Ltd., or Aide Solar. Aide Solar failed to provide the modules with the quality as agreed under the supply agreement entered into with us in 2009. Aide Solar agreed to refund us approximately $1.0 million upon return of the modules in question by us pursuant to a settlement agreement entered into between Aide Solar and us in 2010. However, Aide Solar failed to fully refund us as agreed, and we filed this lawsuit seeking the outstanding payment from Aide Solar. On 29 January, 2013, the People's Court of Jiangning District of Nanjing has ruled in favor of our request of property preservation against Aide Solar before the trial. In later 2013, Aide Solar paid approximately $354,000 to us to settle such claim.

In March 2013, we filed an application for arbitration with Shanghai International Arbitration Center, or SHIAC, in connection with the failure of Lumos, LLC to perform in full its payment obligations under the solar modules sales agreement entered into with us. We claimed that Lumos, LLC should pay us, among other things, outstanding amount, overdue interests, and legal expenses in a total amount of approximately RMB 10.5 million ($1.7 million). As of the date of this annual report, SHIAC has held two hearings but has not issued the award.

In March 2013, we filed an application for arbitration with SHIAC, in connection with the failure of Sunvalley Solar, Inc. to fully fulfill its payment as agreed under the sales agreements entered into with us. We claimed that Sunvalley Solar, Inc. should pay us, among other things, the outstanding amount, interest loss, and legal expenses in a total amount of approximately $1.3 million. In December 2013, SHIAC ruled that Sunvalley Solar, Inc. should pay us the outstanding amount under the sales agreements plus the overdue interests in an amount of approximately $1.2 million, and compensate us the losses in foreign exchange, legal expenses and arbitration expenses, in an amount of approximately $0.1 million.

In May 2013, Wuxi Sveck Technology Co., Ltd, or Wuxi Sveck, filed two complaints with the People's Court of Songjiang District of Shanghai and the People's Court of Wuxi High and New Technology Development Zone , respectively, against us. Both of the complaints alleged breaches of contracts by us due to our failure to fulfill the payment obligations of approximately $1.4 million and $624,000, respectively. In January 2014, in order to settle such claims, we agreed to pay approximately $1.8 million to Wuxi Sveck.

In January 2014, we filed a complaint with the People's Court of Jiangning District of Nanjing against Jiangsu Nantong No.2 Construction Engineering (Group) Co., Ltd., or Nantong Engineering. The complaint alleged, among others, a breach of contract by Nantong Engineering due to its failure to comply with the construction progress schedule as agreed. We claimed, among others, (1) the liquidated damages of approximately $196,000 and (2) refund of our extra payment of approximately $408,000. As of the date of this annual report, the court has not issued the judgment on the merits.

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

We started to provide financial disclosure in interactive data format on the electronic filing system of the United States Securities and Exchange Commission, or the SEC, and post them on our corporate website in connection with our annual report on Form 20-F for the fiscal year ended December 31, 2011 as required by the SEC rules and regulations. As required by the SEC, we use the Extensible Business Reporting Language, or XBRL, and the taxonomy or standard list of tags in XBRL format developed for financial reporting in interactive format consistent with U.S. GAAP and SEC rules and regulations. The XBRL list of tags contains descriptive labels, definitions, authoritative references to U.S. GAAP and the SEC rules and regulations where applicable, and other elements, all of which aim to provide the contextual information necessary for interactive data to be recognized and processed by software. For the fiscal year ended December 31, 2011, we tagged our consolidated financial statements, with the footnotes and schedules each tagged in a block of text. Starting with this annual report, we will be required to tag the detailed quantitative disclosures within the footnotes and schedules to our consolidated financial statements and will be permitted, but not required, to the extent we choose, to tag each narrative disclosure. As required by the SEC rules and regulations, we are also required to post our interactive data for at least 12 months on our corporate website on the same day we submit or file our annual report on Form 20-F.

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

As financial statements in interactive data format are intended to be processed by software applications, the unprocessed data are not readable by humans. You will need viewers to convert or render the interactive data file to human readable format. Some viewers are similar to Web browsers used to read HTML files. You will also need software to process interactive data so as to automate and facilitate access to and analysis of the tagged data. We cannot assure you of the availability of any applications in existence or under development that may provide the functionality that you require for your purposes. XBRL is an open standard that defines or tags data using standard definitions. These tags are supposed to establish a consistent structure of identity and context, capable of being recognized and processed by a variety of different software applications. We understand that XBRL was developed and is currently supported by XBRL International, and those software applications, such as databases, financial reporting systems, and spreadsheets, recognize and process tagged financial information. You should also note that the XBRL standard will not remain static and is subject to updating, and the list of newer tags may differ significantly from the old or existing list. Such new developments will not only impact our tagging process going forward, but also your use of our tagged financial disclosure.

We are subject to liabilities under the federal securities laws with respect to our interactive data files submitted or filed with the SEC, with a modified liability for our interactive data submitted for the fiscal years ended December 31, 2011, 2012 and 2013. Such modification will primarily deem our interactive data not as filed, but only as submitted, for purposes of specified liability provisions under the federal securities laws, and we are additionally protected from liability for failure to comply with the tagging requirements for the fiscal years ended December 31, 2011, 2012 and 2013 if our interactive data file should fail to meet the SEC requirements so long as the failure shall have occurred despite our good faith effort and we have corrected the failure promptly after becoming aware of it. In addition, if we fail to provide the required financial disclosure in interactive data format on SEC’s electronic filing system or post such interactive data our own corporate website each on the date so required, we will not be regarded as current with our reports under the Securities Exchange Act, and, as a result, will not be eligible to use the short registration statement forms, such as Form F-3, and will not be deemed to have available adequate current public information for purposes of the resale exemption safe harbor provided by Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China and a majority of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

Payment of dividends by our subsidiaries organized in China is subject to limitations.

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

Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. China reported a number of cases of SARS in April 2004. Since 2005, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of a new strain of influenza identified as the Influenza A (H1N1) virus occurred in Mexico resulting in a number of deaths. As the virus continued to spread worldwide including China, the World Health Organization on June 11, 2009 declared the H1N1 virus outbreak a global pandemic. Recently, it has been reported outbreaks of an avian flu caused by the H7N9 virus, including confirmed human cases, in China. According to the World Health Organization, there have been more than 250 confirmed human cases of avian flu caused by the H7N9 virus with more than 50 deaths reported from China since April 2013.The spread of H1N1 or H7N9 or any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China could have a material adverse effect on our business operations. These could include restrictions on our ability to travel or ship our products outside China as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

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

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the United States Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors, like other independent registered public accounting firms operating in China, are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation, or the MOU, with CSRC and the PRC Ministry of Finance, or MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. More specifically, it provides a mechanism for the parties to request and receive from each other assistance in obtaining documents and information in furtherance of their investigative duties. The PCAOB has been engaged in continuing discussions with the CSRC and MOF to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. However, no formal agreement has been reached as of the date of this annual report to further facilitate the PCAOB’s ability to conduct inspections of auditors in China. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission, or CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms should be barred from practicing before the SEC for six months.  However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

While we cannot predict the outcome of the SEC’s proceedings, if the accounting firms, including our independent registered public accounting firm, were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to timely find another registered public accounting firm which can audit and issue a report on our financial statements, we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NASDAQ. Moreover, any negative publicity about the SEC’s proceedings against these accounting firms may erode investor confidence in China-based, United States listed companies in general and the trading price of our ADSs may be adversely affected.

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

Based on the estimated value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2013, although we cannot assure you we were not a PFIC for such year and cannot assure you that we will not be a PFIC for 2014 and later years. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See Item 10, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is www.csun-solar.com. The information contained on our website does not form part of this report. Our agent for service of process in the United States is CT Corporation System, located at 1350 Treat Blvd., Suite 350, Walnut Creek, CA 94597.

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

We commenced business operations in August 2004. In 2005, we had only one solar cell manufacturing line. In 2006, we installed five additional solar cell manufacturing lines and expanded our annual manufacturing capacity of solar cells by 160 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. Our fifth line, which achieved full scale manufacturing capacity in November 2006, commenced commercial mass production of selective emitter cells using monocrystalline silicon wafers, an improved version of the P-type solar cells that we and most other solar cell manufacturers produce, in the fourth quarter of 2007. In 2008 and 2010, we installed four and three new solar cell lines for the production of selective emitter cells. We began to commercially produce our QSAR™ solar cells in 2011, installed one new solar cells manufacturing line for the production of our QSAR™ solar cells in 2012. We plan to continue to ramp up our QSAR™ solar cells production capacity in 2014. As of the date of this annual report, our 14 solar cell manufacturing lines had an aggregate annual production capacity of solar cells of 504 MW, of which 108 MW has been relocated to Turkey, assuming the use of 156-millimeter monocrystalline silicon wafers.

We expanded our business to the manufacturing and sales of solar modules in the fourth quarter of 2010. In September 2012, we entered into contractual arrangements to establish two joint ventures in Istanbul, Turkey to manufacture solar cells and solar modules. Our Turkey plant has started to ship solar power products in June 2013. As of December 31, 2013, we had an aggregate annual production capacity of solar modules of 1,155 MW, of which 300 MW has been relocated to Turkey. We expect to ramp up our production capacities for solar cells and solar modules in Turkey in 2013 as we further expand our overseas production capacities. We believe our overseas production capacities will enable us to stay closer to the European market than certain of our competitors which only conduct manufacturing operations in China, capture business opportunities in emerging solar power markets like Turkey and neighboring countries and mitigate adverse effect on our sales to the United States and European countries caused by anti-dumping and countervailing duties that may be imposed. See Item 3. “Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — Measures such as initiation of anti-dumping and anti-subsidy proceedings and imposition of anti-dumping and/or countervailing duties by governments in our overseas markets or China could materially and adversely affect our sales or procurement.”

In 2012, we began investing in solar power projects. We had two solar power projects in the United Kingdom, which had been connected to the grid since March and April of 2013, respectively. In later 2013, we sold the solar power project which was connected to the grid in March 2013 to a third party purchaser. Currently, we have one solar power project in the United Kingdom, which is controlled by our wholly owned SPV. As of the date of this annual report, we have a 2MW commercial rooftop project in Shanghai which has been successfully connected to the grid and a 5MW rooftop project in Nanjing which is in the process of construction and is expected to be connected to the grid in June 2014.

Since our inception, our research and development team has been led by two solar power researchers, Dr. Jianhua Zhao and Dr. Aihua Wang, who have 34 and 29 years of solar cell research experience, respectively, and established excellent credentials in the solar power industry. Our research and development efforts focus on continually enhancing our solar cell conversion efficiencies, which measure the ability of solar power products to convert sunlight into electricity, and improving our manufacturing operations of both solar cells and modules. In 2013, our research and the production management teams have made a concerted effort to improve the performance of our crystalline solar cells and modules. In addition, our research team continued to focus on the development of advanced process technology for manufacturing of high-efficiency solar power products. Thanks to the efforts of our research and development team, the average conversion rate of our multicrystalline silicon cell and monocrystalline silicon cell increased to 17.40% and 18.65%, respectively, in the third quarter of 2013. In addition, we entered into a five-year collaborative research agreement with NewSouth Innovations Pty Ltd., a wholly owned subsidiary of the University of New South Wales, Australia, to improve solar cell efficiency. The collaborative research aims to combine advanced hydrogenation technology of the University of New South Wales with our experience in cell process to enhance the electrical properties of silicon wafers, and thereby to obtain higher cell efficiencies.

In 2011, the shipment of our solar power products amounted to 420.3 MW, including 6.6 MW of solar cells sold, 2.2 MW solar cells and modules processed under OEM arrangements and 411.5 MW of modules sold. In 2012, the shipment of our solar power products amounted to 391.0 MW, including 12.0 MW of solar cells sold and 379.0 MW of modules sold. In 2013, the shipment of our solar power products amounted to 577.4 MW, including 9.9 MW of solar cells, 89.8 MW solar cells and modules processed under OEM arrangements and 477.7 MW of modules. We had net revenues of $566.3 million, $292.7 million and $316.2 million in 2011, 2012 and 2013, respectively. We incurred a net loss of $94.3 million, $133.6 million and $51.6 million in 2011, 2012 and 2013, respectively.

Products

We currently design, develop, manufacture and sell solar cells and solar modules.

Solar Cells

A solar cell is a device made from a silicon wafer that converts sunlight directly into electricity by a process known as the photovoltaic effect. Currently, we produce both monocrystalline and multicrystalline silicon solar cells. In addition to standard P-type solar cells and HP solar cells, we also produce selective emitter cells, an improved version of the P-type solar cells that we and most other solar cell manufacturers produce. In 2011, we commercially introduced a new type of cost effective and high efficiency solar cell, named “QSAR™”. QSAR™ solar cells have a much improved conversion efficiency compared with standard P-type solar cells. Our QSAR ™ solar cells have been commercially shipped since June 2011 and we obtained the TUV certificates for QSAR ™ solar modules in November 2011. The following table sets forth the types of solar cells we produced in 2013 with the specifications indicated:

Monocrystalline or Multicrystalline Solar Cell	Dimensions (mm×mm)	As a Percentage of Total Output in 2013 As Measured by MW (%)
Monocrystalline silicon solar cell	156×156	27.0%
Multicrystalline silicon solar cell	156×156	73.0%

We produce a test batch of solar cells from each shipment of silicon wafers that we receive, and return the wafers if the quality is below our standards. However, normal variation in the quality of silicon wafers in shipments that meet our standards will still result in the production of a certain proportion of solar cells that do not meet our customers’ specifications. These solar cells have either lower battery efficiency or a flawed appearance. Such lower quality solar cells are a by-product of the normal production of solar cells, and the defects are typically caused by the inadvertent use of wafers which have quality defects or improper processing during the production. We refer to monocrystalline solar cells with conversion efficiency below 17.6%, and multicrystalline solar cells with conversion efficiency below 16.6% as being off-specification. Although we continuously look for ways to eliminate or reduce such defects, our historical data shows that approximately 3% of the solar cells produced by us are affected by the defects described. We sell off-specification solar cells at a discount to recover some of the costs we incur in the production process. The market price for off-specification solar cells is typically lower than the cost incurred in their production, which results in negative margin.

Solar Modules

Solar modules are arrays of interconnected solar cells encased in a weatherproof frame. Through SST and NRE, which we acquired in 2010, we produce standard monocrystalline modules ranging from 185 W to 320 W in power output and multicrystalline modules ranging from 230 W to 300 W in power output. We build our modules to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. The variation in power output is based on the conversion efficiency of the cells used in our solar modules, as well as the types of cells. We assemble solar modules either from monocrystalline or multicrystalline cells. The amount of solar cells manufactured by us accounts for approximately 43.2% of the supplies we used for our module business in 2013. Our solar modules are sealed, weatherproof and able to withstand high levels of ultraviolet radiation and moisture.

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

As of the date of this annual report, we had 14 solar cell manufacturing lines, 13 of which are currently engaged in producing HP solar cells and one of which is currently engaged in producing both HP solar cells and QSAR™ solar cells, with an aggregate annual production capacity of 504 MW, assuming the use of 156-millimeter monocrystalline silicon wafers. Our actual output of solar cells depends on the size of the silicon wafers that we use; we currently use a mix of monocrystalline and multicrystalline silicon wafers, in size of 156 millimeters.

The table below sets forth a summary of our manufacturing lines for solar cells as of the date of this annual report:

Solar Cell Manufacturing Line	Time of Achieving Full-scale Manufacturing Capacity	Annualized Manufacturing Capacity(1) (in MW)

Line 1	August 2005(2)	36
Line 2	May 2006(2)	36
Line 3	June 2006(2)	36
Line 4	November 2006(2)	36
Line 5	November 2006(2)	36
Line 6	December 2006 (2)	36
Line 7	December 2008(2)	36
Line 8	December 2008(2)	36
Line 9	December 2008(2)	36
Line 10	December 2008(2)	36
Line 11	December 2010(2)	36
Line 12	December 2010(2)	36
Line 13	December 2010(2)	36
Line 14	April 2012(2)(3)	36

Total		504

(1)	Calculated by assuming the use of 156-millimeter monocrystalline silicon wafers.
(2)	Engaged in producing HP solar cells as of December 31, 2013.
(3)	Engaged in producing QSARTM solar cells as of December 31, 2013.

We plan to ramp up our manufacturing capacities in our Turkey plant to capture business opportunities in Europe and emerging markets like Turkey and neighboring countries, as well as mitigate adverse effect on our sales to the European and United States countries due to, among other things, anti-dumping and countervailing duties. In June 2011, we invested in a new solar cell project in Yangzhou, Jiangsu Province, China, the construction of which has been delayed due to market conditions.

Solar Modules

As of December 31, 2013, we had an aggregate annual module production capacity of 1,155 MW. Our solar module manufacturing facilities are located in Nanjing, Jiangsu Province, China and Songjiang, Shanghai, China, and Istanbul, Turkey. Our actual output of solar modules depends on the type of the solar cells that we use; currently we use a mix of monocrystalline solar cells and multicrystalline solar cells in the size of 156×156 mm. With our expansion into solar module business, substantially all of solar cells produced by us have been supplied to SST and NRE for our module manufacturing. In addition, as our current solar cell production capacity does not match our solar module production capacity, we will also purchase solar cells from outside solar cell suppliers in 2014. We are currently in the process of obtaining major product certifications for our bi-facial solar power products.

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

We had two solar power projects in the United Kingdom, which had been connected to the grid since March and April 2013, respectively. Pursuant to Britain solar industry policy, solar power projects connected to the grid before April 1, 2013 is entitled to Renewable Obligation Certificate, or ROC, which enables us to be paid for sale of renewable power for one of our solar power projects in addition to ordinary price of our power sold on grid. In later 2013, we sold the solar power project which was connected to the grid in March 2013 to a third party purchaser. Going forward, we may incorporate more solar power project companies in China and more solar power project companies in China and other overseas markets, including Turkey and sell them to suitable purchasers depending on, among other things, market conditions and return on investment.

Raw Materials

Silicon wafers are the most important raw materials for producing solar cells and solar module products, with monocrystalline and multicrystalline silicon wafers as the most commonly used materials. We can produce solar cells with either of these types of silicon wafers, and this dual capability provides us with flexibility in raw material procurement.

We seek to procure silicon wafers from various suppliers, most of which are manufacturers located in China. Historically, we procured polysilicon from various suppliers, and outsourced the production of silicon wafers from these polysilicon raw materials under toll manufacturing arrangements with third parties. We also sold polysilicon raw materials to wafer manufacturers and purchased silicon wafers from them under buy-and-sell arrangements in order to maintain the quantity and quality of silicon wafer supplies. In 2013, we purchased accessorial materials and sold modules, or purchased solar wafers and sold solar cells to the same counterparties under buy-and-sell arrangements. In 2013, we processed silicon wafers and solar cells provided by our customers into solar modules under OEM arrangements, and we charged processing fees from these customers.

Our manufacturing process also involves metallic paste, chemicals and other materials. We secure these raw materials from multiple vendors who have demonstrated good quality control and reliability.

In 2013, our principal suppliers of raw materials and solar cells included CEEG (Nanjing) Semiconductor Co., Ltd., Guodian Zhaojing Photovoltaic Technology Jiangsu Co., Ltd., Zhejiang Fortune Photovoltaic Co., Ltd., GD Solar Co., Ltd., and Changzhou GCL Photovoltaic Technology Co., Ltd. Our top five suppliers supplied approximately 37.7% of silicon wafers and other supplies that we procured in 2013. Due to the industry-wide shortage of silicon raw materials experienced prior to 2008, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable within a relatively small range. From the fourth quarter of 2008 to mid-2009, the price of silicon raw materials decreased rapidly due to the excess supply of silicon raw materials resulting from a slowed global solar power market growth. In light of such excess supply, we have re-negotiated with our long-term supply partner in regard to certain long term supply contract signed in 2008. In 2009 and 2010, almost all of our purchases of silicon raw materials were made under short-term contracts. In October 2010, we entered into a three-year contract with Green Energy Technology Inc., Ltd. for supplies of solar wafers, which allows to adjust the price on a monthly basis. In January 2011, in order to secure stable supply of silicon wafers while maintaining the ability to keep the price at the market level, we entered into a six-year agreement with Suzhou GCL Photovoltaic Technology Co., Ltd. and its related parties, all of which are subsidiaries of GCL-Poly. Under such six-year framework long-term silicon wafer supply agreement, GCL-Poly will supply to us wafers sufficient to produce not less than a certain portion of our manufacturing capacities over six years from January 2011 to December 2016, and we have agreed to procure a certain amount of our total silicon wafer requirement from GCL-Poly each year during the term of the agreement. Under this agreement, the prices of the wafers were initially predetermined, however both parties shall adjust purchase prices accordingly in case of a decline of over 5% in monthly market price of wafer. Due to the volatility of silicon wafer prices, we have negotiated periodically wafer purchase amounts and prices from time to time. We expect to continue to do so in the future. Given the current wafer price environment, we also seek to exert greater control over incoming wafer quality while establishing stable and long-term relationships with high quality suppliers. CEEG (Nanjing) Semiconductor Co., Ltd., a related party of our company, has agreed to supply to us silicon wafers from October 2011 to December 2013 and the price can be renegotiated if the market price is lower than the originally agreed price. These long-term contracts also require us to make an advance payment of a certain negotiated amount.

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

Customers and Markets

Before our acquisition of SST and NRE on November 1, 2010, we sold our solar cells primarily to module manufacturers, who assemble our cells into solar modules and solar power systems for use in various markets, particularly the European market. Historically, we also outsourced to third parties the manufacturing of solar modules from our solar cells or purchase solar modules from third parties for sale of such solar modules to our customers. Since the fourth quarter of 2010, substantially all of our solar cells have been used for our module production. The amount of solar cells manufactured by us account for approximately 53.1% of the supplies we used for our module business in 2013. Sales generated from solar cells and solar modules accounted for 0.5% and 90.7%, respectively, of our net revenues in 2013. We expect to lower our cost and achieve higher profit by continuing supplying substantially all of our solar cells to our module manufacturing in the future.

Historically, we made a majority of our sales to customers located in China. In recent years, in connection with our overseas marketing efforts and commercial manufacturing and sales of solar modules, we substantially increased the portion of our products sold to customers outside China. For the years ended December 31, 2011, 2012 and 2013, approximately 93.3%, 90.0% and 69.3% of our total net revenues was derived from customers outside China, respectively. For the year ended December 31, 2013, approximately 30.4% of our net revenues was derived from sales of solar power products to our top five customers, including GD Solar Co., Ltd., Zhongli Talesun Solar Co., Ltd., Larsen&Toubro, INFiNi Co., Ltd., TBEA Sunoasis Co., Ltd.

The following table sets forth by region our net revenues derived from sales of our products for the periods indicated.

	Year Ended December 31,
	2011		2012		2013
	(in thousands, except percentages)
Europe:
— France	$58,439	10.3	$19,759	6.8	$48,505	15.3%
— Germany	57,314	10.1%	65,979	22.5%	43,997	13.9
— Italy	170,681	30.1	45,430	15.5	7,747	2.5
— UK	—	—	11,845	4.0	6,056	1.9
— Bulgaria	—	—	22,301	7.6	1,886	0.6
—Czech Republic and Slovakia	28,260	5.0	5,699	1.9	1,806	0.6
— Spain	4,432	0.8	657	0.2	1,559	0.5
— Belgium	46,114	8.2	1,954	0.7	1,320	0.4
— Others	42,376	7.5	34,581	11.8	36,317	11.5
Europe Total	407,616	72.0	208,205	71.1	149,192	47.2%
PRC	38,087	6.7	29,149	10.0	97,039	30.7
Japan	—	—	—	—	31,313	9.9
India	49,415	8.7	867	0.3	26,943	8.5
South Korea	7	0.0	14	0.0	—	—
Australia	32,599	5.8	39,605	13.5	7,783	2.5
America	3,992	0.7	1,932	0.7	1,838	0.6
Others	34,576	6.1	12,949	4.4	2,078	0.6
Total net revenues	$566,292	100%	$292,721	100%	$316,186	100%

In order to continue growing our sales and to reduce our reliance on any particular market segment, we intend to broaden our geographic presence and customer base. We plan to further expand into several overseas solar power markets, including European countries and those countries and regions with growing demand or market potential for solar power products, such as Japan, India, United States, Australia, Thailand and other countries and regions as we expand our solar power business. We sell our products primarily under sales contracts, purchase orders and buy-and-sell arrangements, as follows:

•	Sales contracts and purchase orders. Historically, we entered into sales contracts of various terms with our customers and were obligated to deliver solar power products according to a pre-agreed price and schedule during the term of the contract. Given the volatility in average selling prices of silicon raw materials and solar power products in recent periods, a substantial portion of our contracts now provide for re-negotiation of price terms based on regular pricing reviews every three or six months or provide for adjustment of pricing terms when the change in exchange rate reaches certain benchmarks. We typically require our customers to pay a certain percentage of the purchase price as advance payment within a short period after signing the sales contracts. The percentage of advance payments varies depending on the credit status of our customers, our relationship with the customers, market demand and the terms of a particular contract. We may grant our large customers credit terms, usually within 90 days, according to our current credit policy. With respect to the other customers, we typically request full payment before or upon shipment. We may grant longer credit terms to our customers to follow market practice as we expand our solar power business. We also sell our solar power products via purchase orders placed by our customers. As we expand our solar power business, we continue to use the combination of sales contracts and purchase orders to directly sell solar modules to end customers.

•	Buy-and-sell arrangements. In order to fill potential shortfalls in production capability and secure the quality of solar cells and solar modules, we obtained solar cells from our customers, and were obligated to sell solar wafers or solar modules to them in return under buy-and-sell arrangements in 2012. In 2013, we purchased accessorial material and sold modules, or purchased solar wafers and sold solar cells to the same counterparties under buy-and-sell arrangements. The payment we made and the payment our customers made under buy-and-sell arrangements were either settled separately or sometimes offset against each other. From 2008, particularly in the fourth quarter of 2008, the first quarter of 2009 and throughout 2011, 2012 and 2013, partly due to the impact of global financial market disruption and economic slowdown, some of our customers cancelled or delayed orders for our products. Purchases of solar power products tend to decrease during the winter months because of adverse weather conditions in certain regions, which complicate the installation of solar power systems. Historically, our results of operations have been affected by such seasonality of industry-wide demand for solar power products.

Sales and Marketing

We currently market and sell our solar power products worldwide mainly through our direct sales force. We also have sales force in Europe to expand our overseas market. Our marketing programs include industrial conferences, trade fairs, advertising and public relation events, and seminars to solicit customers. Our sales and marketing groups work closely with our research and development and manufacturing groups to coordinate our product development activities, product launches and ongoing demand and supply planning. We are building a global sales network and have established regional sale offices in many markets across the world, including China, Hong Kong, U.S., Italy, France, England, Luxembourg and Australia. We may establish more subsidiaries or regional offices in Romania, Spain, Italy and Japan in the future to further expand our sales network. In addition, we also sell some of our solar power products through distributors.

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

Intellectual Property

As of December 31, 2013, we have 62 issued patents and 98 patent applications pending in China. Our issued patents and patent applications relate to technology of production of and improvement to our solar power products and their manufacturing process. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide significant competitive advantage to us.

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

We are the registered owner of the trademarks “NPV”, “CSUN” and “SUNERGY” and one logo in China. Further, CEEG and Sunergy Nanjing entered into two trademark license agreements effective as of February 9, 2006 and June 7, 2006, respectively, pursuant to which CEEG granted to Sunergy Nanjing the rights to use the trademarks of “CEEG” and its Chinese characters in Sunergy Nanjing’s ordinary business for ten years. In addition, each of SST and NRE entered into trademark license agreements with CEEG on September 1, 2007, pursuant to which these two companies were granted the rights to use the trademarks of “CEEG” and another logo with a ten-year period. We have registered the trademark of “CSUN” in Hong Kong, European Union, the United States, Japan, Australia and Mexico. We also have registered the trademark of “SUNERGY” in France, Spain and Turkey, one logo in European Union, and both the trademark of “SUNERGY” and such one logo in Hong Kong, U.S., Japan and Korea. We have registered the trademarks of “QSAR” in Australia, U.S. and European Union, and we are filing trademark registration applications for the logos “QSAR” in China and India. We are also filing trademark registration applications for the logo “Waratah” in Australia, Brazil, Philippine, Malaysia, United States, European Union, China, Indonesia, Canada, Japan, Korea and India, and for the logo in China, India, Australia, European Union, United States, Japan, Canada, Thailand and Malaysia.

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

We used to compete with specialized solar power manufacturers such as JA Solar Holdings Co., Ltd., Motech Industries Inc., Q-Cells AG and Solarfun Power Holdings Co., Ltd. when we focused on solar cell business. As we have expanded into solar module business since the fourth quarter of of 2010, our current competitors include crystalline based solar cell and module manufacturers such as SunPower Corporation, Trina Solar Limited, Yingli Green Energy Holding Company Limited, Canadian Solar Inc., Hanwha SolarOne Co., Ltd., Jinko Solar Holding Co., Ltd. and ReneSola Ltd.

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

On July 4, 2013, the State Counsel promulgated Several Opinions on Promoting the Healthy Development of PV Industry, or the 2013 Opinion. Under the 2013 Opinion, the authorities issued several measures to promote the development of PV industry, including, among other things, to actively explore the PV adoption market, to accelerate industrial restructuring and technological progress, to regulate industry development, to improve grid connection management and service and to improve support policies. Subsequently, to implement guidelines provided under the 2013 Opinion, from July to October 2013, several authorities at the national level, including Ministry of Finance, National Energy Administration and Ministry of Industry and Information Technology, promulgated a series of policies, in terms of provision of PV power subsidies, improvement of market supervision and setting up the PV manufacturing standards, to further encourage the development of PV industry and to regulate the order of PV market.

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

Pursuant to Article 10 of the Administrative Measures for Certification of New and High Technology Enterprises promulgated as of April 14, 2008 and effective on January 1, 2008, the certification of HNTE shall satisfy all the following conditions:

•	The enterprises registered in China shall have independent intellectual property rights of key technologies of their main products (services) gained through independent research and development, transfer, donation or acquisition in the recent three years, or through exclusive permission for over five years;

•	Their products (services) are included in the scope as provided in the Hi-tech Fields with Key State Support;

•	The technicians holding educational credentials of junior college or above shall account for more than 30% of their total number of the employees in the year; the personnel engaged in research and development shall account for more than 10% of the total number of the employees in the year;

•	The enterprise shall have been engaged in continuous research and development with a view to obtaining new knowledge of science and technology (excluding humanities and social science), to use new knowledge of science and technology in a creative way or to achieve fundamental innovation of its products (services), and the ratio of the total expenses earmarked for research and development to its sales income in the latest three fiscal years shall, specifically, be no lower than 3% for an enterprise whose latest annual sales income is over RMB 200 million;

•	Of the expenses earmarked for research and development, the total expenses for research and development accrued in the territory of China shall account for no less than 60% of the total expenses for research and development. Where the period of registration and establishment of the enterprise is less than 3 years, the said ratio shall be accumulated according to its actual operation period;

•	The income from high and new technology products shall account for more than 60% of the total income of the enterprise in the year;

•	The enterprise’s capacity of research and development and organization, capacity of transformation of scientific achievements, amount of independent intellectual property rights, index of growth of sales and total assets shall be in conformity with requirements of Directions on Certification and Management of New and High Technology Enterprises.

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

Lianyungang Yuanhui Solar Power Co., Ltd. was established in July 2013 and its applicable enterprise income tax rate is 25%.

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

On June 29, 2007, the National People’s Congress enacted the Labor Contract Law, which came into effect as of January 1, 2008. The Labor Contract Law imposes stricter requirements in terms of signing labor contracts, paying remuneration, stipulating probation and penalties and dissolving labor contracts. On December 28, 2012, the Standing Committee of the National People’s Congress further amended the Labor Contract Law and the amendment became effective on July 1, 2013, pursuant to which the dispatched employees are only allowed to undertake the short-term, supporting and replaceable jobs.

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

In November 2007, Sunergy BVI and CEEG jointly incorporated China Sunergy (Shanghai) Co., Ltd., or Sunergy Shanghai., in which we hold a 95% interest, and CEEG a 5% interest. In September 2008, Sunergy BVI transferred its 95% equity interest in Sunergy Shanghai to Sunergy Hong Kong. In September 2008, CEEG transferred its 5% equity interest in Sunergy Shanghai to Sunergy Hong Kong, as a result of which Sunergy Hong Kong became the 100% holding company of Sunergy Shanghai in April 2009. In October 2011, Sunergy Hong Kong transferred its 75% equity interest in Sunergy Shanghai to Sunergy Nanjing, as a result of which Sunergy Hong Kong held a 25% equity interest and Sunergy Nanjing held a 75% equity interest in Sunergy Shanghai. In March 2014, Sunergy Nanjing and Sunergy Hong Kong signed a share transfer agreement with CEEG, under which Sunergy Nanjing and Sunergy Hong Kong agreed to sell and CEEG agreed to purchase, 100% of the equity interest in Sunergy Shanghai. Upon the completion of such share transfer, Sunergy Shanghai will no longer be a subsidiary of our Company.

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

In April 2011, Sunergy Hong Kong incorporated China Sunergy (US) Clean Tech Inc in California, U.S., for the purpose of sales and marketing of our products. In May 2011, Sunergy Hong Kong incorporated China Sunergy Trading (Hong Kong) Co., Limited in Hong Kong which was renamed to CSUN Trading (Hong Kong) Co., Limited in August 2012, for the purpose of sales and marketing of our products. In August 2011, Sunergy BVI incorporated China Sunergy Luxembourg S.A. in Luxembourg through acquisition of a shell company in order to explore potential investments opportunities in solar power projects throughout Europe, and we began entering into arrangements to develop commercial solar power systems for these solar power projects.

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

In July 2013, Sunergy Nanjing incorporated Lianyungang Yuanhui Solar Power Co., Ltd. in Lianyungang, China for the purpose of developing solar power project.

In February 2014, we completed the acquisition of CSUN Australia Pty. Ltd, which was our related party and was controlled by our chairman Mr. Tingxiu Lu before the acquisition. We plan to use CSUN Australia Pty. Ltd to sell and market our solar power products.

In April 2014, CSUN Trading (Hong Kong) Co., Limited. incorporated and owns 70% equity interest in CSUN (Japan) Solar Energy Co., Ltd in Tokyo, Japan, for the purpose of distributing our solar power products and developing solar power stations.

D.	Property, Plant and Equipment

We are headquartered at No. 123 Focheng West Road Jiangning Economic & Technical Development Zone Nanjing, Jiangsu, China. As of December 31, 2013, we conducted our research, development and manufacturing of solar cell products at our facilities in Nanjing, where we occupied a site area of approximately 79,800 square meters. These facilities include office premises with a total floor space of approximately 9,600 square meters and manufacturing facilities with a total floor space of approximately 21,500 square meters that currently accommodates 11 solar cell manufacturing lines of a total production capacity of 396 MW, and a new research and development facility with a total floor space of approximately 22,970 square meters that will accommodate three more solar cell manufacturing lines of a total production capacity of approximately 200MW and one research and development line. Except for this research and development facility, we currently have no plan to construct any additional research and development facility in Nanjing.

We conducted our research, development and manufacturing of solar module products at the facilities of SST in Shanghai and the facilities of NRE in Nanjing. As of December 31, 2013, SST occupied a site area of 66,665 square meters as its new plant in Shanghai, which includes office premises with a total floor space of approximately 8,784 square meters and manufacturing facilities with a total floor space of approximately 30,152 square meters. SST’s manufacturing facilities currently accommodate module production capacity of 585 MW. As of December 31, 2013, NRE occupied a site area of approximately 29,300 square meters, which includes, among others, manufacturing facilities with a total floor space of approximately 23,000 square meter that currently accommodate the office premises of 800 square meters and 270 MW module production capacity.

We have obtained land use rights from Yizheng land and resources bureau to a plot of land in Yangzhou, Jiangsu Province with a site area of approximately 345,591 square meters in December 2011, for a consideration of RMB76.7 million ($12.2 million). However, the construction of our new solar cell manufacturing premises in Yangzhou has been delayed due to market conditions. See Item 3. “Key Information - D. Risk Factors - Risks Related to Our Company and Our Industry - We have experienced and will continue to experience difficulty in financing construction of our manufacturing and research and development facilities, which may negatively affect our expansion plan, results of operation and prospects.”

In 2012, we also relocated some of our module production capacity to Turkey. Our factories and offices in Turkey occupy a total floor space of approximately 20,800 square meters, which we leased from a Turkey company with a monthly rental of approximately $125,000. As of December 31, 2013, our facilities in Turkey accommodate 300 MW module production capacity and 108 MW cell production capacity, respectively.

We maintain property insurance policies with reputable insurance companies for covering our equipment, facilities, buildings and their improvements, and office furniture. These insurance policies cover losses due to fire, flood and a wide range of other natural disasters. We maintain director and officer liability insurance for our directors and executive officers. Our insurance products contain various coverage limits and deductibles.

Item 4a.	UNRESOLVED STAFF COMMENTS

Not Applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Introduction—Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We manufacture and sell solar cell and solar module products that convert sunlight into electricity for a variety uses. We also invest in, develop and operate solar power projects. Historically, we primarily manufactured and sold solar cells. In the fourth quarter of 2010, as part of our business strategy to achieve more vertical integration, we acquired SST and NRE, two solar module manufacturers, and began engaging in massively manufacturing and selling solar modules. Since then, substantially all of the solar cells we produce have been used for the production of our solar module products. Currently, we sell solar modules as our principal products to system integrators, solar power project developers and solar power product distributors located in various market around the world, including PRC, France, Germany, Japan, India, Australia, Italy and UK.

We commenced business operations in August 2004. Our manufacturing capacity and operations have grown significantly since we completed acquisition of two solar module manufacturers in the fourth quarter of 2010. Assuming the use of 156-millimeter monocrystalline silicon wafers, we had an aggregate annual production capacity of solar cells of 404 MW, 504 MW and 504 MW as of December 31, 2011, 2012 and 2013, respectively, and an aggregate annual production capacity of solar modules of 915 MW, 1,155 MW and 1,155 MW as of December 31, 2011, 2012, and 2013, respectively.

In 2011, the shipment of our solar power products amounted to 420.3 MW, including 6.6 MW of solar cells sold, 2.2 MW solar cells and modules processed under OEM arrangements and 411.5 MW of modules sold. In 2012, the shipment of our solar power products amounted to 391.0 MW, including 12.0 MW of solar cells sold and 379.0 MW of modules sold. In 2013, the shipment of our solar power products amounted to 577.4 MW, including 9.9 MW of solar cells sold, 89.8 MW solar cells and modules processed under OEM arrangements and 477.7 MW of modules. We had net revenues of $566.3 million, $292.7 million and $316.2 million in 2011, 2012 and 2013, respectively. We incurred net loss of $94.3 million, $133.6 million, and $51.6 million in 2011, 2012 and 2013, respectively.

We operate and manage our business as a single segment.

Factors Affecting Our Results of Operations

Industry Demand

Our business and revenue growth depend on the market demand for solar power products. The solar power market grew rapidly in the past several years. During that period, our business and revenue growth were primarily driven by industry demand and our ability to retain existing customers, attract new customers and expand our manufacturing capacity at the same time. According to Solarbuzz, the global solar power market, as measured by global PV market demand, grew at a CAGR of 36.9% from approximately 7.73 gigawatts, or GW, in 2009 to approximately 37.20 GW in 2013. According to Solarbuzz, global PV market demand may further increase to approximately 62.43 GW in 2016 on a baseline estimate, which we believe will be driven largely by market demand related to falling PV system installation costs, rising grid prices, and government initiatives.

In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis. The demand for solar power products rebounded significantly in 2010 as a result of, among other things, sustainable government incentives to develop solar power as an alternative energy solution, steady manufacturing cost reduction of solar power products and easy access to financing capital to build solar infrastructures. However, the global solar power industry witnessed another recession in 2011 due to, to a large extent, a combined effect of oversupply of solar power products and steep decrease in governmental subsidies afforded by major European markets. In 2012, the market conditions for global solar power industry continued to be very challenging due to, among other things, continued supply-demand imbalance, steep decrease in governmental subsidies afforded by major European markets, and anti-dumping and anti-subsidy proceedings initiated in the United States. The global solar market continued to suffer in 2013 primarily due to supply-demand imbalance. However, the decline in solar power product prices slowed down and tended to stabilize in later 2013, partly attributable to an improvement in imbalance of supply and demand. Consequently, the average selling price per watt of our solar modules decreased from $0.74 in 2012 to $0.61 in 2013.

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

However, certain early adopters of solar power incentive policies, such as Germany and Italy, announced reductions of incentive programs in 2011, 2012 and 2013. As the solar power industry continues to develop, policy shifts could reduce or eliminate these government economic incentives altogether. For example, according to Solarbuzz, the German government scheduled a tariff reduction in January 2011, retained an annual basic reduction of 9% at year-end and further reduced its feed-in tariffs by over 30% for ground mounted systems and by approximately 20% for rooftop installations from April 1, 2012. As a result of continuing reduction of feed-in tariff in recent years, the demand for PV market in Germany declined in 2013 and is expected to continue to shrink in 2014. The Italian market was also overhung by the uncertainty over funding conditions. Because of the phasing-out of its solar industry funding scheme, the demand for Italian PV market continued to decline in 2013, reaching the lowest level since 2009. In addition, PV demand in Australia also experienced a sharp decrease in 2013 partly due to the cancellation of the carbon taxation, which potentially increased the difficulty for PV projects to obtain financing. A significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, would have a material adverse effect on the demand for our solar power products as well as our results of operations. Demand for and pricing of our solar power products are highly sensitive to government subsidies and economic incentives in our targeted or potential markets. Although the implementation of incentive policies for solar power significantly stimulates demand for solar power products, including our products, reductions or limitations on such policies, as have occurred in Germany, Italy and Spain, may reduce demand for such products or change price expectations, causing manufacturers of solar power products, including us, to reduce prices to adjust to demand at lower price levels.

Pricing of Our Solar Power Products

Solar modules, which are currently our principal products, are priced based on the market price per watt for solar modules as well as the number of watts of electricity they generate. We price our standard solar modules based on the prevailing market prices at the time we enter into sales contracts with our customers or our customers place their purchase orders with us, taking into account the size of the contract or the purchase order, the strength and history of our relationship with each customer, and our silicon raw materials costs or our costs to purchase solar cells. We began increasing sales of our solar modules upon the acquisition of SST and NRE in November 2010 and the average selling price per watt of our solar modules was $1.36, $0.74 and $0.61 in 2011, 2012 and 2013, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry— Volatile market and industry trends, in particular, the changes in demand for solar power products and continued downward pressure on the prices of solar power products will reduce our revenues and profitability” for more details.

Solar cells are priced based on the number of watts of electricity they can generate and on their conversion efficiency. Pricing per watt of solar cells is principally affected by manufacturing costs per watt, comprising of primarily the cost of silicon wafers, the overall market demand for solar cells, and some other factors, such as the exchange rate. Increased economies of scale and process technology advancements in the past resulted in a steady reduction in manufacturing costs and the price per watt of solar cells. To fill the gap between our solar module manufacturing capacity and our solar cells manufacturing capacity, we used a combination of self-produced solar cells and solar cells sourced from external suppliers to fulfill our solar cell requirements. We primarily sold off-specification solar cells at a discount to external customers in 2011, 2012 and 2013. We refer to byproducts of our solar cell production with low conversion efficiency as being off-specification solar cells. As such, the average selling prices of our solar cells was approximately $0.84, $0.29 and $0.15 per watt in 2011, 2012 and 2013, respectively. The market price for off-specification solar cells is typically lower than the cost incurred in their production, which results in negative margin. The average selling price of our off-specification solar cells decreased from 2011 to 2013 significantly, which was generally consistent with decreasing market price of solar cells, primarily due to oversupply of solar power products, and reduction of government incentives in key solar markets.

Availability, Price and Quality of Silicon Raw Materials

Silicon wafers are the most important raw material from which our solar cells and solar modules are made. To manufacture silicon wafers, polysilicon is melted and processed into crystalline silicon ingots, which are then sliced into wafers. Historically, the procurement costs of silicon raw materials have accounted for more than half of our cost of revenues since we began our commercial production of solar cells in August 2005. Silicon raw materials accounted for approximately 37.9% of our cost of revenue in 2013 compared to 40.3% in 2012. Despite declining cost of silicon raw materials as a percentage of our cost of revenue in recent years, fluctuation in the price of polysilicon have impacted and will continue to impact our production costs and our cost of revenues and net income. The success of our business and our growth strategy depends heavily on acquiring a supply of silicon wafers and related raw materials at commercially reasonable prices and terms that is consistent with our existing and planned production capacity.

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

In addition, due to the historical industry-wide shortage of silicon raw materials experienced during the past few years, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable in a relatively small range. From the fourth quarter of 2008 to mid-2009, the price of silicon raw materials decreased precipitously due to the excess supply of silicon raw materials resulting from a slowed global solar power market growth. See “Item 3. Key Information—D. Risk Factors——Our costs and expenses may increase as a result of entering into fixed price, firm purchase commitment arrangements with our suppliers” for more details. In light of such excess supply, we have sought to re-negotiate with our long-term supply partner in regard to certain long term supply contracts signed in 2008. In October 2010, we entered into a three-year contract with Green Energy Technology Inc., Ltd. for supplies of solar wafers, which allows the price to be adjusted on a monthly basis. In January 2011, in order to secure stable supply of silicon wafers while maintaining ability to keep the price at the market level, we entered into a six-year agreement with Suzhou GCL Photovoltaic Technology Co., Ltd. and its related parties, all of which are subsidiaries of GCL-Poly. Under such six-year framework long-term silicon wafer supply agreement, GCL-Poly has agreed to supply to us wafers sufficient to produce not less than a certain portion of our production capacities over six years from January 2011 to December 2016, and we have agreed to procure a certain amount of our total silicon wafer requirement from GCL-Poly each year during the term of the agreement. Under this agreement, the prices of the wafers were initially predetermined subject to periodic adjustments. Due to the volatility of silicon wafer prices, we have negotiated actual monthly and annually wafer purchase amounts and prices from time to time. We expect to continue to do so in the future. CEEG (Nanjing) Semiconductor Co., Ltd., a related party of our company, has agreed to supply to us silicon wafers from October 2011 to December 2013 and the price can be renegotiated if the market price is lower than the originally agreed price. Given the current wafer price environment, we also seek to exert greater control over incoming wafer quality while establishing stable and long-term relationships with high quality suppliers.

Historically, given the state of the industry, suppliers of silicon raw materials typically required customers to make payments in advance of shipment. Consistent with the industry practice, our suppliers generally required us to make a prepayment at a certain percentage of the order value prior to shipping. However, due to the relative oversupply of polysilicon, prepayment as a percentage of the entire contract has been reducing in recent years. In 2013, some of our suppliers granted us credit terms while certain major supplier requested us to make payment before delivery of silicon raw materials. However, our purchases of silicon raw materials may continue to require us to make certain working capital commitments. We are required to manage our borrowings to support our raw material purchases.

Manufacturing Capacity

In order to capture the market opportunity for our solar power products, we have expanded our manufacturing capacity. When the market demand for solar power products exceeded supply, increased capacity had a significant effect on our results of operations, by allowing us to produce and sell more solar power products generating higher revenues, and by lowering certain manufacturing costs resulting from economies of scale. We had an aggregate annual solar cell manufacturing capacity of 504 MW and an aggregate annual module manufacturing capacity of 1,155 MW as of December 31, 2013. When the global supply of solar power products exceeds the global demand due to excess production capacity, global economic downturn or other reasons, we may not be able to fully utilize our manufacturing capacity due to declined demand for our products. As we incur fixed costs associated with our facilities and equipment whether they are being utilized, operating at less than full utilization will result in expenses without corresponding revenue, which will reduce our operating margins.

Changing Product Mix

We expanded our solar power business and began massively manufacturing and selling solar modules in the fourth quarter of 2010. Expansion to solar module production has changed our product mix. Each of solar cell production and solar module production represents a separate stage of the solar power production chain, with each involving, among other things, different production workmanship and processes, costs and selling prices, and marketing and sales strategies. Prior to November 2010, our sales consisted almost entirely of solar cells. Subsequent to the acquisition of SST and NRE, substantially all of the solar cells produced by us have been used in the production of our solar modules. As we began marketing and selling solar module products in the fourth quarter of 2010, our sales of solar module products increased significantly and corresponding sales of solar cells precipitously declined. In 2011, 2012 and 2013, we fulfilled approximately 31.0%, 29.8% and 56.8% of our solar cell requirements by sourcing high quality solar cells from our external suppliers, respectively. We will continue to procure solar cells from our suppliers in order to fill the gap between our solar module manufacturing capacity and our solar cells manufacturing capacity.

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

Pace of Advancement in Process Technologies

Process technologies advancement is important because it helps increase conversion efficiencies of solar cells and helps reduce the manufacturing cost of solar power products. Higher conversion efficiency generally leads to higher revenues from sales of solar power products. As a result, solar power companies, ourselves included, are continuously developing advanced process technology for large-scale manufacturing. We commercially produced our QSAR™ solar cells in 2011, and installed one new manufacturing line to produce our QSAR™ solar cells in 2012. Moreover, we have completed our development of second generation of Waratah solar power products in the fourth quarter of 2012, and improved conversion efficiency of our Waratah solar power products to approximately 17.8% in 2013. Capitalizing on our research team’s continued efforts, our solar module products have passed the potential induced degradation test in September 2012 conducted to assess loss of power output of solar modules under severe conditions by TUV, which demonstrates high quality and reliability of our solar modules and our commitment to continued improvement of our solar power products’ performance. In 2013, our research and the production management teams have made a concerted effort to improve the performance of our crystalline solar cells and modules. In addition, our research team continued to focus on the development of advanced process technology for manufacturing of high-efficiency solar power products. Thanks to the efforts of our research and development team, the average conversion rate of our multicrystalline silicon cell and monocrystalline silicon cell increased to 17.40% and 18.65%, respectively, in the third quarter of 2013. Our new high-efficient QSAR II modules have successfully passed the PID tests in Japan in May 2013.

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

Overview of Financial Results

Net Revenues

Our net revenues are net of value-added tax. Factors affecting our net revenues include average selling price per watt, unit volume sold and product demand for our solar power products. We began to generate net revenues primarily from the sales of solar modules after we acquired the two module manufacturers in November 2010. In 2011, we derived revenues from selling a small amount of solar cells and raw materials to certain customers. We also processed silicon wafers provided by our customers into solar cells or process solar cells provided by our customers into solar modules under OEM arrangements, and we charged processing fees from these customers. However, such revenues are immaterial in 2011. In 2012, we also derived revenues from selling a small amount of solar cells to certain customers, but did not derive revenues from OEM arrangements. In 2013, we processed silicon wafers and solar cells provided by our customers into solar modules under OEM arrangements, and we charged processing fees from these customers. Historically, certain of our third party customers accounted for more than 10% of our net revenues. However, no third party customer accounted for more than 10% of our net revenues in 2011, 2012 and 2013. Such decrease was primarily due to our expansion into solar module business and our ongoing efforts in diversifying our overall customer base.

We currently sell most of our solar modules to customers outside China, in particular, France, Germany, Japan and India. For the years ended December 31, 2011 and 2012 and 2013, approximately 93.3%, 90.0% and 69.3% of our total net revenues was made from customers outside China, respectively. In 2013, we increased our sales of solar products in PRC, primarily due to the PRC government’s policies to encourage solar industry. We have relocated some of our manufacturing operations to Turkey, which have started to ship solar power products in June 2013. We expect to further diversify our sales geographically and ramp up our production capacities in Turkey in 2014.

The following table sets forth by region our total net revenues derived from sales of our products for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	(in thousands, except percentages)
Europe:
— France	$58,439	10.3%	$19,759	6.8%	$48,505	15.3%
— Germany	57,314	10.1	65,979	22.5	43,997	13.9
— Italy	170,681	30.1	45,430	15.5	7,747	2.5
— UK	—	—	11,845	4.0	6,056	1.9
— Bulgaria	—	—	22,301	7.6	1,886	0.6
—Czech Republic and Slovakia	28,260	5.0	5,699	1.9	1,806	0.6
— Spain	4,432	0.8	657	0.2	1,559	0.5
— Belgium	46,114	8.2	1,954	0.7	1,320	0.4
— Others	42,376	7.5	34,581	11.8	36,317	11.5
Europe Total	407,616	72.0	208,205	71.1	149,192	47.2%
PRC	38,087	6.7	29,149	10.0	97,039	30.7
Japan	—	—	—	—	31,313	9.9
India	49,415	8.7	867	0.3	26,943	8.5
South Korea	7	0.0	14	0.0	—	—
Australia	32,599	5.8	39,605	13.5	7,783	2.5
America	3,992	0.7	1,932	0.7	1,838	0.6
Others	34,576	6.1	12,949	4.4	2,078	0.6
Total net revenues	$566,292	100%	$292,721	100%	$316,186	100%

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and our operating expenses as a percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2011	2012	2013
Cost of revenues	99.7%	100.4%	95.2%
Operating expenses:
Selling and marketing expenses	3.4	6.9	5.2
General and administrative expenses	7.3	25.9	9.5
Research and development expenses	1.2	2.9	1.9
Goodwill impairment loss	2.6	-	-

Total operating expenses	14.5%	35.7%	16.6%

Our cost of revenues as a percentage of our total net revenues was 99.7%, 100.4% and 95.2% in 2011, 2012 and 2013, respectively. Our cost of revenues decreased as a percentage of our total net revenues in 2013 primarily due to the decrease in our cost of revenue per watt for solar modules outpacing the decrease in average selling price per watt for solar modules. Our cost of revenues slightly increased as a percentage of our total net revenues in 2012 primarily due to the decrease in average selling price per watt for solar modules outpacing the decrease in prices of raw materials. Our cost of revenues significantly increased as a percentage of our total net revenues in 2011, primarily due to declines in average selling price per watt for solar cells and solar modules that exceeded decreases in prices of silicon raw materials.

Our operating expenses include general and administrative expenses, selling and marketing expenses and research and development expenses.

Our total operating expenses as a percentage of our total net revenues was 14.5%, 35.7% and 16.6% in 2011, 2012 and 2013, respectively. Our total operating expenses in 2013 decreased significantly from 2012 to 2013 as a percentage of our total net revenues primarily due to a decrease in general and administrative expenses mainly as a result of a significant decrease in bad debt provision made by us from $47.4 million in 2012 to $0.5 million in 2013. Our bad debt provision in 2013 was primarily due to most of our overdue account receivables denominated in the Euro and appreciation of the Euro against the US dollar in 2013. Our total operating expenses in 2012 increased significantly from 2011 as a percentage of our total net revenues primarily due to the significant decrease in our total net revenues and the moderate increase in our operating expenses in 2012, which was primarily attributable to an increase in bad debt provision to $47.4 million in 2012 from $12.3 million in 2011 as a result of accruing specific provisions for certain customers, including the bad debt provision of $30.6 million for Ecoware. Our total operating expenses in 2011 increased significantly from 2010 as a percentage of our total net revenues primarily due to a $14.8 million impairment for goodwill associated with our acquisition of SST and NRE, $12.3 million bad debt provisions accrued primarily as a result of providing extended credit terms to, and accruing specific provisions for, certain customers as well as the settlement payment to REC Wafer in October 2011.

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

Our cost of revenues is affected by our ability to control raw material costs, to achieve economies of scale in our operations, and to efficiently manage our supply chain, including our judicious use of third-party solar cell suppliers to fill potential shortfalls in production capability along the supply chain.

Gross Profit and Gross Margin

Our gross profit is affected by a number of factors, including the average selling prices for our solar power products, the cost of revenues, product mix, economies of scale and benefits from our ability to cost-efficiently manage our raw material supply. Our gross profit was $15.2 million in 2013, compared to negative $1.2 million in 2012 and $1.8 million in 2011. Our gross margin was 4.8% in 2013, compared to negative 0.4% in 2012 and 0.3% in 2011. Our gross margins in 2013 increased from 2012 primarily due to the decrease in our cost of revenue per watt for solar modules outpacing the decrease in average selling price per watt for solar modules. Our gross margins in 2012 decreased slightly from 2011 due to the decrease in the average selling price of our solar modules caused by decrease in governmental subsidies, the challenging market conditions and oversupply of solar power products, and the decrease in our manufacturing efficiency as a result of instable order flow.

We may continue to face margin compression pressure in the sales of solar power products due to continued imbalance of supply and demand and increasingly intense competition in the solar power market, although a decrease in our average purchase price of silicon wafers has alleviated some of the margin compression pressure. However, we believe that as our solar module business expands, economies of scale and the cost reduction achieved through research and development efforts at each stage of our manufacturing process, and reduced shipment costs to European market and mitigated anti-dumping and countervailing duties imposed or may be imposed as a result of relocation of certain of our manufacturing capacity to Turkey, among other factors, will have a positive effect on our gross profit margins over time and will help to improve our margins to offset negative market trends.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative and finance and human resources personnel, bad debt provision, expenses associated with our administrative offices, professional advisory fees and other compliance-related costs, as well as depreciation of equipment used for administrative purposes. Pursuant to PRC law, our board of directors has the discretion to allocate a portion of our after-tax profit to staff welfare and bonus funds, which may not be distributed to equity owners.

General and administrative expenses account for the largest part of our operating expenses. In 2011, 2012 and 2013, our general and administrative expenses were $41.2 million, $75.9 million and $30.0 million, respectively. In 2013, our general and administrative expenses were lower than those in 2012 primarily due to a significant decrease in bad debt provision made by us in 2013 compared to 2012. In 2012, our general and administrative expenses were significantly higher than those in 2011 primarily due to the bad debt provisions of $47.4 million as a result of accruing specific provisions for certain customers. In 2011, our general and administrative expenses were significantly higher than those in 2010 primarily due to $12.3 million bad debt provisions primarily resulting from providing extended credit terms to, and accruing specific provisions for, certain customers, the settlement payment to REC Wafer in October 2011 as well as increased bank charges incurred by the two module manufacturers we acquired. In 2012 and 2013, we recorded share-based compensation expenses of $217 and nil in connection with vesting of option to certain employees, respectively. In 2011, we reversed the amount of $0.1 million associated with options forfeited.

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

Research and Development Expenses

Research and development expenses consist primarily of cost of raw materials used in our research and development activities, salaries and benefits for research and development personnel, and prototype costs and depreciation of equipment related to the design, development, testing and enhancement of our products and manufacturing processes. We expect our research and development expenses to decrease moderately primarily due to expected decreases in the costs of raw materials used in our research and development activities. We will continue to focus our limited resources on enhancement of our products and manufacturing processes and improvement of performance of our solar power products.

Impairment of Goodwill

Impairment of goodwill represents the difference between the carrying amount and the implied fair value of goodwill. Goodwill was generated from our acquisition of SST and NRE in November 2010. We evaluate our annual goodwill impairment in November. Due to the deterioration in market conditions resulting in decreased average selling prices of our solar power products, which was primarily experienced in the fourth quarter of 2011, our stock price severely decreased. As of December 31, 2011, as our market value was significantly lower than our net book assets, we fully impaired the goodwill of $14.8 million in 2011. No impairment of goodwill was recorded in 2012 and 2013.

Share-based Compensation Expenses

In 2008 and 2009, we entered into option award agreements pursuant to our first share incentive plan. Under these option award agreements, there were outstanding options to purchase 297,120 ordinary shares as of December 31, 2013. We also entered into two restricted share award agreements pursuant to our second share incentive plan. As of December 31, 2013, no restricted shares were outstanding under these restricted share award agreements. See Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.” The amount reversed associated with options forfeited was $0.1 million for the year ended December 31, 2011. In 2012 and 2013, we recorded share-based compensation expenses of $217 and nil in connection with vesting of option to certain employees. Changes in the amount of share-based compensation will affect our general and administrative expenses, reported net income and earnings per share.

We are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the grant date, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the award (usually the vesting period).

As of December 31, 2013, there was no unrecognized compensation expense related to unvested share-based compensation arrangements granted under the plan.

Taxation

Under the current laws of the Cayman Islands and the British Virgin Islands, we and Sunergy BVI are not subject to tax on income or capital gain. Additionally, dividend payments made by us and Sunergy BVI are not subject to withholding tax in those jurisdictions.

Under the current Hong Kong Inland Revenue Ordinance, Sunergy Hong Kong is subject to Hong Kong profit tax at a rate of 16.5% in 2011, 2012 and 2013 on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by Sunergy Hong Kong to us are not subject to any Hong Kong withholding tax. China Sunergy Trading (Hong Kong) Co., Limited, which was incorporated in May 2011 and renamed to CSUN Trading (Hong Kong) Co., Limited in August 2012, was subject to Hong Kong profit tax at a rate of 16.5% in 2011, 2012 and 2013. CSUN International (Hong Kong) Co., Ltd. was incorporated in August 2012 and was subject to Hong Kong profit tax at a rate of 16.5% in 2012 and 2013.

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

Based on the Circular, the management chose to enjoy the transitional relief rate of 12.5% from 2008 to 2010, for Sunergy Nanjing. Sunergy Nanjing was in a tax loss position under PRC tax law in 2004, 2005, 2007, 2008 and 2009, and thus was not subject to any enterprise income tax during these periods. Sunergy Nanjing is subject to the enterprise income tax of 12.5% in 2010. In 2011, 2012 and 2013, Sunergy Nanjing is subject to a preferential income tax rate of 15%.

Sunergy Shanghai was established in November 2007 and its applicable enterprise income tax rate is 25%. Sunergy Shanghai did not have substantive operations and had incurred minimal non-operating related losses since 2007.

SST was acquired in November 2010. It obtained the HNTE certificate in 2009, which was renewed in 2011 for the subsequent three years. Therefore, SST has been eligible for a 15% preferential tax rate from 2009 to 2014.

NRE was acquired in November 2010 and its applicable enterprise income tax rate is 25%.

Sunergy Yangzhou was established in June 2011 and its applicable enterprise income tax rate is 25%. As of December 31, 2012, Sunergy Yangzhou had no substantive operations and had incurred minimal non-operating income.

Lianyungang Yuanhui Solar Power Co., Ltd was established in July 2013 and its applicable enterprise income tax rate is 25%. As of December 31, 2013, Lianyungang Yuanhui Solar Power Co., Ltd had no substantive operations and had incurred minimal non-operating income.

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

•

For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is probable, including past transaction history with them, their credit-worthiness. All credit extended to customers is pre-approved by management. If we determine that collection is not reasonably assured, we defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

Allowance for Doubtful Accounts

We conduct credit evaluations of customers. Historically, we generally did not require collateral or other security from customers. However, we began to require collateral or other security in 2012 from most of our customers to whom we provided credit terms due to challenging market conditions. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. We maintain a reserve for potential credit losses and such losses have historically been within our expectations. We raise an allowance for doubtful accounts primarily based on the age of the receivables or prepayments and other factors like the length of time receivables are past due, previous loss history and the counterparty’s current ability to fulfill its obligation. In 2012, we determined that the possibility of collecting the accounts receivable from a specific customer became remote, once it was determined that the customer’s financial condition had deteriorated greatly. In addition, we estimate the anticipated losses from doubtful accounts based on days past due, historical collection, wheter our sales to them are covered export credit insurance and other facts, which results in the increase in the allowance of doubtful accounts. As a result, we recorded an allowance of $47.4 million for doubtful accounts in 2012, including an allowance of $30.6 million for doubtful accounts for Ecoware. In 2013, we recorded an allowance of $0.5 million for doubtful accounts, primarily because most of our overdue account receivables were denominated in the Euro which appreciated against the US dollar in 2013.

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

Warranty Costs

Historically, some of our sales contracts with overseas customers provided for a 10- or 20-year warranty for the performance of our solar cells against declines in certain technical specifications, primarily the minimum power generation capacity specified at the time of delivery. Since the beginning of 2007, we have aborted such warranty terms in solar cell sales contracts. We also sell our module products to customers along with a warranty on the performance of solar module products at certain levels of conversion efficiency for an extended period. Our solar modules are typically sold with a warranty up to 25 years against specified declines in the initial minimum power generation capacity at the time of sale. In addition, we had provided warranty for our solar modules against defects in materials and workmanship for a period of five years from the date of sale. We have extended our module product warranty policy for materials and workmanship from five to ten years for all standard PV solar module products shipped after August 10, 2011. The remedies provided under the warranty terms are primarily for the repair or replacement of the effected solar modules and the related labor cost. We believe these terms are consistent with the warranties offered by our competition in the market. We maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these warranties. We currently accrue for all of our product warranties on a cumulative basis, based on our best estimate to date. We estimate the cost of warranties to be approximately 1.0% of our solar module sales and include that amount in our cost of revenues. We make such estimate based on a number of factors including i) the nature of the warranties provided, which are consistent with industry practice, ii) actual claim expenses incurred, iii) our internal testing results, and iv) other assumptions that affect estimates of warranty costs, including industry data for warranty claim activities and academic research. We acknowledge that such estimates require significant judgment and we will continue to analyze our claim history, academic research and internal testing results and the performance of our products compared to our competitors in determining the adequacy of our warranty accruals. An increase or decrease of 0.1% accrual rate, applicable to sales of solar module in 2013, would have resulted in a corresponding increase or decrease in warranty expense of $0.3 million for the year ended December 31, 2013. Because we are a relatively new company, we have a limited warranty claim period. We also engage in product quality assurance programs and processes, including monitoring and evaluating the quality of suppliers, in an effort to ensure the quality of our products and reduce our warranty exposure. As we have not experienced significant warranty claims to date in connection with declines of the power generation capacity or other technical specifications of our solar cells or solar modules, we estimate our warranty costs based on our actual historical cost data, competitor data and academic research which are reviewed by our quality review staff. Although we conduct quality testing and inspection of our solar cell products, our solar cell products have not been tested in an environment simulating the up to 20-year warranty periods. We acknowledge that such estimates are subjective, and we will continue to analyze our claim history and the performance of our products compared to our competitors and academic research to determine whether our accrual is adequate. Actual warranty costs are accumulated and charged against accrued warranty liability. Our warranty obligation will be affected not only by our product failure rates, but also by costs incurred to repair or replace failed products as well as any service delivery costs incurred in correcting a product failure. If our actual product failure rates, material usage or service delivery costs differ from our estimates, we will need to prospectively revise our estimated warranty liability accrual rate.

Income Taxes

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative operating experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. We account for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. We determine whether or not a tax position is "more-likely-than-not" of being sustained upon audit based solely on the technical merits of the position. As of December 31, 2011, 2012 and 2013, we had recorded no uncertain tax benefits. We do not anticipate any significant changes to our liability for unrecognized tax benefits within the next 12 months. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. On October 21, 2008, Sunergy Nanjing obtained a HNTE certificate with a three-year validity term, which was renewed in 2011 for the following three years. Thus Sunergy Nanjing is eligible for a 15% preferential tax rate between 2008 and 2013. However, based on the Circular, the management chose to enjoy the transitional relief rate of 12.5% from 2008 to 2010 for Sunergy Nanjing. Therefore Sunergy Nanjing started to enjoy the 15% preferential tax rate since 2011. SST was acquired in November 2010. The HNTE certificate of SST was obtained in 2009 with a validity term of three years, which was renewed for the following three years. Thus SST has been eligible for a 15% preferential tax rate since 2009. NRE was acquired in November 2010 and its applicable enterprise income tax rate is 25%. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

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

	Year Ended December 31,
	2011		2012		2013
	(in thousands, except percentages)
Net revenues	$566,292	100.0%	$292,721	100.0%	$316,186	100.0%
Cost of revenues	(564,474)	(99.7)	(293,914)	(100.4)	(300,974)	(95.2)

Gross profit (loss)	1,818	0.3	(1,193)	(0.4)	15,212	4.8
Operating expenses
Selling and marketing expenses	(19,149)	(3.4)	(20,056)	(6.9)	(16,417)	(5.2)
General and administrative expenses	(41,182)	(7.3)	(75,875)	(25.9)	(30,010)	(9.5)
Research and development expenses	(6,718)	(1.2)	(8,609)	(2.9)	(6,022)	(1.9)
Goodwill impairment loss	(14,807)	(2.6)	-	-	-	-
Total operating expenses	(81,856)	(14.5)	(104,540)	(35.7)	(52,449)	(16.6)
Income (loss) from operations	(80,038)	(14.2)	(105,733)	(36.1)	(37,237)	(11.8)
Interest expense	(23,458)	(4.1)	(28,838)	(9.9)	(28,806)	(9.1)
Interest income	2,505	0.4	6,155	2.1	6,586	2.1
Changes in fair value of derivatives	(5,174)	(0.9)	(370)	(0.1)	-	-
Other income (expense), net	(1,900)	(0.3)	11,487	3.9	8,975	2.8
(Loss) income before income taxes	(108,065)	(19.1)	(117,299)	(40.1)	(50,482)	(16.0)
Tax benefit (expense)	13,772	2.4	(16,295)	(5.6)	(1,127)	(0.4)
Net income (loss)	(94,293)	(16.7)	(133,594)	(45.7)	(51,609)	(16.3)
Less: Net loss attributable to the non-controlling interest	-	-	(13)	(0.0)	(1,000)	(0.3)
Net income (loss) attributable to China Sunergy Co., Ltd. ordinary shareholders	(94,293)	(16.7%)	(133,581)	(45.7)%	(50,609)	(16.0)

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues. Our total net revenues increased by $23.5 million, or 8.0%, from $292.7 million in 2012 to $316.2 million in 2013. Our net revenues increased primarily due to an increase in the shipment volume of our solar power products, partly offset by a decrease in the average selling prices of our solar power products.

The average selling price per watt of our solar modules decreased to $0.61 in 2013 from $0.74 in 2012, primarily due to increased shipments to lower-priced regions and continued imbalance of supply and demand. We primarily sold off-specification solar cells at a discount to external customers in 2012 and 2013. The average selling price per watt of our off-specification solar cells, decreased to approximately $0.15 in 2013 from $0.29 per watt in 2012, which was generally consistent with decreasing market price of solar cells, primarily due to oversupply of solar power products, and reduction of government incentives in key solar markets.

In 2013, we shipped 577.4 MW of solar power products including 9.9 MW of solar cells, 89.8 MW solar cells and modules processed under OEM arrangements and 477.7 MW of modules, compared to sales of 391.0 MW of solar power products, including 12.0 MW of solar cells and 379.0 MW of solar modules in 2012.

Our sales derived from China, being our largest market in 2013, increased significantly from $29.1 million in 2012 to $97.0 million in 2013 primarily due to the PRC government’s policies encouraging the solar industry. Our sales derived from France, being our largest overseas market in 2013, increased both in dollar amounts and as a percentage of our total net revenues primarily due to our expansion of customer base in France. In addition, as a result of our continued efforts in developing emerging markets, we began to derive revenues from sales in Japan in 2013.

Cost of Revenues. Our cost of revenues increased by $7.1 million, or 2.4%, from $293.9 million in 2012 to $301.0 million in 2013. Our cost of revenues increased primarily due to the increase in the shipment volume of our solar power products, partly offset by decreased price of silicon raw materials and reduced blended non-silicon manufacturing costs in 2013 compared to 2012.

The price for silicon wafers per watt decreased to $0.22 in 2013 compared to $0.27 in 2012. Our non-silicon manufacturing cost per watt for solar cells decreased from $0.17 in 2012 to $0.15 in 2013, and our non-silicon manufacturing cost per watt for solar modules decreased from $0.23 in 2012 to $0.20 in 2013. As a result, silicon materials accounted for approximately 37.9% of our cost of revenue in 2013 compared to 40.3% in 2012. As a percentage of our total net revenues, our cost of revenues decreased from 100.4% in 2012 to 95.2% in 2013.

Gross Profit (Loss). As a result of the foregoing, our gross profit increased by $16.4 million from negative $1.2 million in 2012 to $15.2 million in 2013. Our gross margin increased from negative 0.4% in 2012 to 4.8% in 2013, primarily due to decrease in our cost of revenues per watt outpacing the decrease in average selling price per watt for solar modules.

Operating Expenses. Our operating expenses decreased by $52.1 million, or 49.9%, from $104.5 million in 2012 to $52.4 million in 2013. The decrease in operating expenses was primarily due to a significant decrease of $47.2 million in bad debt provision in 2013 compared to 2012 primarily as a result of our intensified collection efforts and prudent credit sales policy and reversal of accrued commissions of $2.7 million. As a percentage of our total net revenues, operating expenses decreased from 35.7% in 2012 to 16.6% in 2013.

General and administrative expenses. Our general and administrative expenses decreased by $45.9 million, or 60.5%, from $75.9 million in 2012 to $30.0 million in 2013. The decrease in our general and administrative expenses was primarily due to a decrease of $47.2 million in our bad debt provision primarily because we did not record material bad debt provision in 2013 partly contributable to our intensified collection efforts in 2013 and prudent credit sales policy.

Selling and marketing expenses. Our selling and marketing expenses decreased by $3.7 million, or 18.4%, from $20.1 million in 2012 to $16.4 million in 2013. The decrease in our selling and marketing expenses was primarily due to reversal of accrued commissions of $2.7 million and a decrease of $1.7 million in our advertising expenses as a result of our cost-control efforts, partly offset by an increase of $1.5 million in the salaries of our sales team as a result of expansion of our sales team in Europe.

Research and development expenses. Research and development expenses decreased by $2.6 million, or 30.0%, from $8.6 million in 2012 to $6.0 million in 2013. The decrease in research and development expenses was due primarily to a decrease of $1.7 million in raw materials used in our research and development activities.

Interest Expense. Our interest expenses were $28.8 million and $28.8 million in 2012 and 2013, respectively, which remained relatively stable.

Interest Income. Our interest income was $6.2 million in 2012 and $6.6 million in 2013, which remained relatively stable.

Change in Fair Value of Derivative. In 2013, we recorded the change in fair value of derivative of nil, compared to a loss on the change in fair value of derivative of $0.4 million in 2012 because our prior foreign currency forward contracts matured and we did not enter in new foreign currency forward contracts in 2013.

Net Other Income (Expense). In 2013, we recorded net other income of $9.0 million, primarily due to the gain of $2.2 million from the sale of two subsidiaries, Jinchang New Sunshine Solar Power Co., Ltd. and Hami Huiteng Solar Power Co., Ltd., forgiveness of interest relating to certain loans by a related party of $2.4 million, and the compensation paid to us by Wuxi Jiacheng for settlement of dispute of $1.8 million in 2013. In 2012, we recorded net other income of $11.5 million, due primarily to a gain of $10.3 million from the repurchases of the convertible senior notes.

Net (Loss) Income. As a result of the foregoing, we incurred a net loss of $51.6 million in 2013, compared to net loss of $133.6 million in 2012.

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

Cash Flows and Working Capital

We have financed our operations primarily through short-term and long-term borrowings, proceeds from public offering, including our convertible senior notes offering in July 2008, and, to a lesser extent, cash generated from operations. We believe that our current cash, cash equivalents, short-term and long-term borrowings will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash as we expand our businesses. In addition, future acquisitions, investments, market changes or other developments may also require additional financing. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow from banks. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

As of December 31, 2011, 2012 and 2013, we had $209.5 million, $183.3 million and $54.3 million, respectively, in cash and cash equivalents, $84.4 million, $226.6 million and $194.2 million, respectively, in restricted cash and $447.7 million, $635.3 million, and $606.2 million, respectively, in outstanding borrowings. Our cash and cash equivalents primarily consist of cash on hand and demand deposits placed with banks.

In July 2008, we completed an offering of $54.5 million aggregate principal amount of 4.75% convertible senior notes. The notes are convertible at any time prior to the close of business on the third business day immediately preceding the maturity date, unless previously redeemed, at the option of the holders into our ADSs at a conversion price of $12.30 per ADS (approximately $36.90 per ADS if retroactively adjusted to reflect the ADS to ordinary share ratio change), subject to certain adjustments. In connection with the convertible senior notes offering, we also offered 4,431,000 ADSs (approximately 1,477,000 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change) in an ADS borrow facility. In June 2009, we conducted open market repurchases of $4.0 million aggregate principal amount of our 4.75% convertible senior notes issued in July 2008 for a total cash consideration of $1.8 million. We did not repurchase any of our outstanding convertible senior notes during 2010. In September 2011, we conducted open market repurchase of $16.5 million aggregate principal amount of the convertible senior notes for a total cash consideration of $9.1 million. In March and June of 2012, we conducted open market repurchase of $26.0 million aggregate principal amount of the convertible senior notes for a total cash consideration of $15.7 million. As a result, we had $1.5 million in principal amount of 4.75% convertible senior notes outstanding as of December 31, 2012, which have been fully repaid on due date in 2013. As of December 31, 2013, our ADS borrow facility has terminated and the loaded ADSs thereunder have been returned to us.

We had short-term borrowings of $286.9 million, $463.6 million and $304.8 million as of December 31, 2011, 2012 and 2013. Our short-term borrowings outstanding as of December 31, 2011, 2012 and 2013 bore an annual average interest rate of 6.65%, 6.35% and 7.01%, respectively. The funds borrowed under the above short-term arrangements are repayable within one year. As of December 31, 2011, 2012 and 2013, we had current portion of long-term borrowings of $35.3 million, $48.9 million and $35.4 million. As of December 31, 2011, 2012 and 2013, we had long-term borrowings of $125.4 million, $122.9 million and $266.0 million, which bore an annual average interest rate of 5.55%, 4.61% and 4.74%, respectively. Our long-term borrowings primarily represent our borrowings from China Development Bank, China Import and Export Bank, Bank of Nanjing, Shanghai Rural Commercial Bank, Agricultural Bank of China (Hong Kong Branch) and Deniz Bank. The terms of such long-term borrowings range from thirteen months to nine years, and would expire between 2015 and 2018. Certain of these long-term borrowings contain restrictive covenants, and as of December 31, 2013, we were in compliance with these covenants. Our short-term borrowing in 2013 decreased primarily because certain short-term borrowings were repaid and replaced by long-term borrowings. See Item 3.“Key Information - D. Risk Factors - Risks Related to Our Company and Our Industry -We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity”.

We had short-term credit facility of $827.3 million, $612.9 million and $383.0 million with various banks, of which $311.7 million, $463.6 million and $304.8 million had been drawn down and $515.6 million, $149.3 million and $78.2 million were available to use, as of December 31, 2011, 2012 and 2013, respectively. Our short-term credit facilities are renewable annually based on mutual agreement between the parties. Separately, we had a nine-year credit facility of $142.4 million with China Development Bank to facilitate our cell capacity expansion project and capital expenditure and a four-year credit facility of $50.0 million with China Development Bank to supplement our working capital requirements, all of which had been drawn down as of December 31, 2013. We have a six-year credit facility of $21.5 million with Shanghai Rural Commercial Bank for capital expenditure purpose, of which $10.3 million were available for use as of December 31, 2013. We have three-year credit facilities of $41.0 million and $7.5 million with Bank of Nanjing and Deniz Bank used to supplement our working capital requirement, which were fully withdrawn as of December 31, 2013. We have two-year credit facilities of $16.4 million, $11.5 million, $6.6 million and $16.5 million from Bank of Nanjing, China Construction Bank, China Merchants Bank and Agricultural Bank of China (Hong Kong), respectively, which will be used to supplement our working capital. We have a thirteen-month credit facility from the Export-Import Bank of China of $32.8 million used to supplement our working capital, which were fully withdrawn as of December 31, 2013.

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

As of December 31, 2013, approximately $16.4 million of the short-term bank borrowings was guaranteed by Mr. Tingxiu Lu, our chairman, and CEEG, a company controlled by Mr. Lu. Approximately $16.4 million of the short-term bank borrowings was guaranteed by CEEG, CEEG (Jiangsu) Limited, CEEG (Nanjing) Special Transformer Co., Mr. Lu and his wife, Ms. Guilan Shi, or Ms. Shi. Approximately $16.4 million of the short-term bank borrowings was guaranteed by Jiangsu Xinde Asset Management Co., Ltd, or Jiangsu Xinde, Mr. Lu and Ms. Shi. Approximately $16.1 million of the short-term bank borrowings was guaranteed by CEEG, Mr. Lu and the machinery of Sunergy Nanjing. Approximately $8.2 million of the short-term bank borrowings was guaranteed by CEEG (Jiangsu) Limited and Mr. Lu. Approximately $6.6 million of the short-term bank borrowings was guaranteed by CEEG, Mr. Lu and Ms. Shi. Approximately $3.3 million of the short-term borrowing was guaranteed by CEEG, CEEG (Nanjing) Special Transformer Co., Ltd. and Mr. Lu. Approximately $3.3 million of the short-term borrowing was guaranteed by Small and Medium Sized Guarantee Center of Songjiang District. Approximately $0.5 million short-term borrowing was guaranteed by Cagri Seyman, the controlling shareholder of the Turkey shareholder of our subsidiaries in Istanbul. Approximately $4.9 million and $211.1 million of the short-term bank borrowings were secured by the mortgage of construction in progress and our fixed deposits, respectively.

As of December 31, 2013, approximately $100.0 million of the long-term bank borrowings was guaranteed by Mr. Lu and his equity interests in Jiangsu Xinde. Approximately $50.0 million of the long-term bank borrowings was guaranteed by Mr. Lu and his equity interests in CEEG. Approximately $42.5 million and $11.1 million of the long-term bank borrowings were secured by the mortgages of our land use right and machinery, and construction in progress, respectively. Approximately $32.8 million of the long-term bank borrowings was guaranteed by CEEG (Jiangsu) Limited, CEEG and CEEG (Nanjing) Special Transformer Co., Ltd’s real properties. Approximately $30.6 million of the long-term bank borrowings was guaranteed by CEEG, CEEG (Jiangsu) Limited and Mr. Lu. Approximately $26.8 million of the long-term bank borrowings was guaranteed by our fixed deposits. Approximately $7.5 million of the long-term bank borrowings was guaranteed by CEEG and the machinery owned by CSUN Eurasia Energy Systems Industry and Trade Inc. In an agreement between Sunergy Nanjing and CEEG dated December 18, 2006, CEEG had undertaken to guarantee the bank borrowings of Sunergy Nanjing for up to RMB1 billion, subject to adjustment in the event of the material change in CEEG’s credit or operations, for one year after our initial public offering. In May 2008 and April 2010, Sunergy Nanjing and CEEG signed agreements to further extend the term of the above agreement to May 16, 2010 and further to May 31, 2011. Thereafter, CEEG further undertook to guarantee the bank borrowings of Sunergy Nanjing for up to RMB2.5 billion (approximately $413.0 million) and extended the term of this agreement to December 31, 2015.

Historically, we have significant working capital commitments because suppliers of silicon wafers and other silicon-based raw materials require us to make prepayments in advance of shipment. Our prepayments to suppliers were recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as long-term prepayments, which was included in the line item “other long-term assets” in our consolidated balance sheet, if they represented the portion expected to be utilized after 12 months. Due to the industry-wide shortage of silicon raw materials in previous years, working capital and access to financing for the purchase of silicon raw materials were critical to growing our business. Our advances to suppliers increased from $5.3 million as of December 31, 2012 to $7.2 million as of December 31, 2013. We had long-term prepayment of $4.8 million as of December 31, 2013, compared to $0.9 million as of December 31, 2012, primarily because certain advances to suppliers paid earlier were not utilized as of December 31, 2013 and were transferred to long-term prepayment. Depending on the supply and demand situation, going forward, our purchases of silicon raw materials may continue to require us to make certain working capital commitments.

Inventories, one of the principal components of our current assets, decreased from $83.9 million as of December 31, 2012 to $44.7 million as of December 31, 2013 primarily due to the increase in our sales volume in 2013. In 2014, we plan to manage optimal levels of inventory in order to preserve cash, manage our debt levels and meet our working capital requirement.

We generally require customers to make prepayment before delivery. However, depending on their credit history with us, we historically granted our large customers credit terms of 30 to 60 days before 2011, and as a result of the change in business from the sale of solar cells to module sales and challenging market conditions, we granted our large customers credit terms of 60 to 90 days in 2011, 60 to 180 days in 2012 and up to 90 days in 2013. Our accounts receivable increased from $77.2 million as of December 31, 2012 to $81.4 million as of December 31, 2013, and our allowance for doubtful accounts increased from $63.0 million as of December 31, 2012 to $64.9 million as of December 31, 2013. For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them, their credit-worthiness and whether our sales to them are covered by export credit insurance. A significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers, which exposed us to additional and more concentrated credit risk. As of December 31, 2011, 2012 and 2013, outstanding accounts receivable balances from customers representing 10% or more of total gross accounts receivables accounted for approximately 23%, 22% and 33%, respectively, of our total outstanding accounts receivable. The failure of any of these or other customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

We operated with significant loss and negative operating cash flow for the year ended December 31, 2013. As of December 31, 2013, our accumulated deficit was $265.2 million and our working capital deficit was $12.4 million. See item 3 “Key Information—Risk Factors—Risks Related to Our Company and Our Industry—We are operating with a significant working capital deficit, and may experience continued difficulty in collecting account receivables; if we do not successfully execute our liquidity and other business plans, we face the risk of not being able to continue as a going concern.”, “—We have a limited operating history and we have incurred losses in certain prior periods and may incur losses in the future.”, “—We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.” and “—We have experienced and will continue to experience increased needs to finance our working capital requirements and are exposed to increased credit risk of our customers, and if we fail to execute our liquidity plan, we face the risk of not being able to continue as a going concern.” However, we believe we will be able to renew a substantial portion of our bank borrowings and bank credit facilities as they fall due. We renewed short-term bank borrowing of $93.9 million from January 1, 2014 to March 31, 2014.

We have entered into a written agreement with five commercial banks and one major PRC state-owned non-retail bank with a term of three years commencing from October 14, 2013, pursuant to which, the banks agreed to, among other things, maintain or increase the level of credit facility they made available to us as at October 14, 2013 if our business gradually improves but we have not completely regained profitability. However, if (i) we regain profitability, and bank facilities required for our ordinary business are secured, or (ii) there is any material adverse change in solar industry policies or our business operation and financial performance worsens severely, the banks have rights not to make available to us the current level of credit facility. In addition, if any of the above banks reduces the current level of credit facility available to us, the other banks have rights not to make available to us the current level of credit facility.   Since the second half of 2012, we have implemented our business strategy of cost reduction through, among other things, relocation of certain manufacturing facilities to Turkey and research and development efforts. We believe that our current levels of cash balances, proceeds from bank facilities and if any, cash from operations, will be sufficient to meet our anticipated cash needs to fund our operations for at least the next 12 months. The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Net cash generated from (used in) operating activities	$(112,912)	$(15,613)	$(103,145)
Net cash used in investing activities	(60,096)	(183,446)	2,197
Net cash provided by (used in) financing activities	260,935	171,164	(30,895)
Net increase (decrease) in cash and cash equivalents	103,011	(26,166)	(129,017)
Cash and cash equivalents at the beginning of the year	106,468	209,479	183,312
Cash and cash equivalents at the end of the year	$209,479	$183,312	$54,296

Operating Activities

Net cash used in operating activities amounted to $103.1 million in 2013. Net cash used in operating activities in 2013 was mainly attributable to the following factors: (i) a decrease in amounts due to related parties of $58.8 million as a result of the settlement of our purchase of silicon wafers from CEEG (Nanjing) Semiconductor Co., Ltd.; (ii) a decrease in our accounts payable of $27.1 million as a result of the settlement of our purchase of silicon wafers from a major supplier; and (iii) an increase in amounts due from related parties of $17.0 million primarily as a result of increased advances paid to a related party to secure supply of silicon raw materials and wafers; partially offset by a decrease in inventories of $37.5 million as a result of the increase in our sales volume in 2013.

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

Investing Activities

Net cash provided by investing activities in 2013 was $2.2 million, as compared to net cash used in investing activities of $183.4 million and $60.1 million in 2012 and 2011, respectively. Net cash provided by investing activities in 2013 was primarily due to a decrease in restricted cash of $32.4 million in connection with the provision of certain bank guarantees primarily because our proceeds from bill financing decreased, subsidy received from local government of $6.4 million in connection with our research and development activities and cash receipts of $4.3 million from our sales of two project companies, offset by our purchases of property, plant and equipment in the amount of $40.9 million primarily in connection with research and development center in Nanjing and relocation of certain production capacities to Turkey. Net cash used in investing activities in 2012 was primarily attributable to an increase in restricted cash of $142.2 million in connection with the provision of certain bank guarantees and our purchases of property, plant and equipment in the amount of $44.3 million in connection with investment in a new research and development center in Nanjing, China and the expansion of our manufacturing capacity. Net cash used in investing activities in 2011 was primarily attributable to our purchases of property, plant and equipment in the amount of $60.7 million in connection with the expansion of our solar cell and solar module manufacturing capacity and investment in a new research and development center in Nanjing, China, partly offset by a decrease in restricted cash of $0.6 million in connection with the release of certain bank guarantees.

Financing Activities

Net cash used in financing activities was $30.9 million in 2013, primarily attributable to repayment of short-term bank borrowings of $706.4 million, offset by proceeds of $614.3 million from short-term bank borrowings and proceeds of $62.4 million from our long-term bank borrowings. The increase in our repayment of short-term bank borrowings was primarily due to certain short-term borrowings were repaid and replaced by long-term borrowings. Net cash provided by financing activities was $171.2 million in 2012, primarily attributable to proceeds of $653.8 million from short-term borrowings and proceeds of $46.1 million from our long-term bank borrowings, offset by repayment of short-term bank borrowings of $513.1 million. The increase in our short term and long term borrowings in 2012 was for the purpose of our purchases of property, plant and equipment in connection with investment in a new research and development center in Nanjing, China and the expansion of our manufacturing capacity. Net cash provided by financing activities was $260.9 million in 2011, primarily attributable to proceeds of $587.8 million from short-term borrowings and proceeds of $204.8 million from our long-term bank borrowings, offset by repayment of short-term bank borrowings of $522.6 million. The increase in our short term and long term borrowings in 2011 was for the purpose of our purchases of property, plant and equipment in connection with the expansion of our solar cell and solar module manufacturing lines and investment in a new research and development center in Nanjing, China.

Capital Expenditures

We incurred capital expenditures of $60.7 million, $44.3 million and $40.9 million in 2011, 2012 and 2013, respectively. Our capital expenditures have been used primarily in investment in our research and development center, upgrading of our solar cell manufacturing lines and increase of our module manufacturing capacities. We estimate that our committed capital expenditures in 2014 will be approximately $12.7 million, which will be used primarily to upgrade our existing solar product manufacturing lines and develop our Turkey manufacturing facility. We intend to fund part of the capital expenditures for these plans with additional borrowings from third parties, including banks, and if any, cash from operations.

C.	Research and Development

Our senior management team heads our research and development efforts and sets strategic directions for the advancement of our products and manufacturing processes. Dr. Jianhua Zhao, our vice chairman and chief technology officer, and Dr. Aihua Wang, our vice president are all experienced solar power researchers. Under their guidance, our research and development plans include the following areas:

•	Development of the manufacturing process for new solar cell structures. We focus our research and development efforts on the process technology of new type of solar cells and modules. Based on Dr. Zhao and Dr. Wang’s previous experience working with high efficiency solar cells, including developing what were the most efficient crystalline silicon solar cells in the world, we have successfully conducted research and a large number of experiments on solving the technical problems associated with manufacturing new types of solar cells. Focusing on improving cell conversion efficiency and enhancing manufacturing yields, we expect to deliver higher-efficiency products at times. For example, we have recently introduced Super Black modules to the market and have started to ship them since later 2013. Our Super Black module offers a pure black appearance for the entire panel including welding strips, making the module well suited for high-end rooftop projects and integrated constructions. With its anti-glare feature, our Super Black module reduces reflection and demonstrates high performance in low sunlight conditions. Resistant to salt mist, ammonia, snow and wind pressure, our Super Black modules are suitable for beach house, resort, and farm installations.

•	Increase our solar cell manufacturing efficiency and reduce the manufacturing costs. In 2011, our research team has made a concerted effort to improve the performance of our standard HP solar cells. We made efforts in continuously optimizing the processing parameters and conditions for each manufacturing step to streamline our manufacturing process and reduce the manufacturing costs. We are also working collaboratively with metallic paste manufacturers to reduce the paste used for our manufacturing without affecting solar cell performance. Hence, our wafer-cell non-silicon costs have been reduced to a low level of $0.15 per watt as of December 31, 2013. In addition, we are now in the process of development of 5BB technique which has an environment-friendly feature. Our research team has made and will continue to make efforts to optimize 5BB technique, which will enable us to save raw materials, increase the conversion rate and enhance power output performance in manufacturing of Waratah solar power products. We have filed patent applications for 5BB technique in a number of countries.

We believe that the continual improvement of our technology is vital to maintaining our long-term competitiveness. Therefore, we have established our own solar power research center and have installed an experimental manufacturing line dedicated to our research and development.

To further leverage our internal advanced research and development capability, we have established cooperative relationships with several universities and institutions in China, including Nanjing University, Nanjing University of Aeronautics and Astronautics and Hebei University of Technology, each a leading science and engineering university in China. We have also entered into cooperative agreement with Xi’an Longi Silicon Material Corp. and Equity Solar, Inc. with the purpose to develop the solar power products tailored to our customers’ needs. Besides, we have been collaborating with a number of solar cell equipment suppliers and material suppliers to test their new products, with the purpose to improve the performance of solar cells. In 2013, we entered into a five-year collaborative research agreement with NewSouth Innovations Pty Ltd., a wholly owned subsidiary of the University of New South Wales, Australia, to improve solar cell efficiency by improving wafer material quality. The collaborative research aims to combine advanced hydrogenation technology of the University of New South Wales with our experience in cell process to enhance the electrical properties of silicon wafers, and thereby to obtain significantly higher cell efficiencies. We believe our collaborative efforts with these institutions have kept us apprised of the latest industry trends and developments, helped implement our own innovation initiatives and will continue to contribute to our technological advancement.

In addition, several government authorities in China, including the Ministry of Science and Technology, have provided us or committed to provide us with grants for our research in solar power technologies. Jiangsu Science and Technology Department also recognized our research and development capability by establishing the PV engineering technology research center in our company, which has passed the acceptance of Jiangsu Science and Technology Department in August 2009. We have invited solar power experts from external research institutes to form the expert commission for such research center. In 2013, the manufacturing technologies of our passivated emitter and rear cells, or PERC, passed the intermediate inspection of the national “863” scientific program. Our gross expenditures on research and development were $6.7 million, $8.6 million and $6.0 million in 2011, 2012 and 2013, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2013 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	3,777	1,838	1,790	88	61
Purchase obligations(1)	858,488	294,383	564,105	—	—

Long-term borrowings(2)	301,404	35,428	193,883	53,481	18,612
Total	1,163,669	331,649	759,778	53,569	18,673

(1)	Includes commitments to purchase property, plant and equipment in the amount of $13.4 million, and commitments to purchase silicon raw materials in the amount of $845.1 million.

(2)	Long-term borrowings have an annual interest rate of 4.74%. This figure includes the interest payable amount in connection with such long-term borrowings.

G.	Safe Harbor

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position
Tingxiu Lu	52	Director and Chairman
Jianhua Zhao	58	Director and Chief Technology Officer
Shiliang Guo	50	Director
Merry Tang	54	Independent Director
Xiaoqian Zhou	73	Independent Director
Jian Li	60	Independent Director
Stephen Zhifang Cai	53	Chief Executive Officer
Yongfei Chen	38	Chief Financial Officer
Aihua Wang	60	Vice President

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

Ms. Jian Li has been an independent director of our company since May 2008. Ms. Li has worked in education with the Central University of Finance and Economics since 1983. Ms. Li is a professor, the head of department of finance, a doctoral supervisor and a supervisor of postdoctoral research station of Central University of Finance and Economics. Ms. Li has been an independent director of each of Bank of Beijing, a listed company on the Shanghai Stock Exchange, and Dongxing Securities Joint Stock Co., Ltd. since 2013. She was also a director and an independent director of Citic Securities Co., Ltd., a company listed on the Shanghai Stock Exchange from 2006 to 2013. Ms. Li has been involved in the publishing of a number of academic papers both in China and overseas during the past ten years, mainly on finance and the capital markets. Ms. Li received her bachelor’s degree in finance and doctor’s degree in economics from the Central University of Finance and Economics and Xi’an Communication University in 1983 and 1997, respectively.

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

Dr. Aihua Wang is a vice president and has been with our company since 2004. From 2000 to June 2006, she was a research fellow at the Centre of Excellence for Advanced Silicon Photovoltaics and Photonics, formerly known as the Photovoltaics Special Research Centre, at the University of New South Wales in Australia. At the Photovoltaics Special Research Centre, she was a project scientist from 1991 to 2000. She was an engineer at Applied Solar Energy, Inc. in California from 1990 to 1991. Dr. Wang published a number of research articles and papers on solar cells. Dr. Wang graduated from Nanjing Institute of Technology in China in 1978 and received a Ph.D. degree in electrical engineering from the University of New South Wales in Australia in 1992.

The address of our directors and executive officers is c/o China Sunergy Co., Ltd., No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2013, the aggregate cash compensation that we paid to our directors and executive officers was approximately RMB4.4 million (approximately $0.7 million). There are no service contracts between us and our directors, except for those directors who are also our executive officers. For the year ended December 31, 2013, we paid an aggregate of RMB127,000 (approximately $20,922) for pension and other social insurance contribution for our senior executive officers. For option grants to our officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

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

Share Incentive Plan

In October 2006, our board of directors adopted a share incentive plan, or the First Plan, later amended in April 2007 and May 2009, respectively, to link the personal interests of our board members, employees and consultants to those of our shareholders by providing them with an incentive to generate superior returns for our shareholders, as well as to provide us with the flexibility to motivate, attract and retain the services of these individuals upon whose judgment, interest and special effort the successful conduct of our operations is dependent. The First Plan provides for the grant of options, referred to as “awards,” and we have reserved 2,500,000 shares for issuance under the First Plan. We adopted a second share incentive plan, or the Second Plan, after obtaining the approval by shareholders in February 2008. We have reserved 4,190,748 shares for issuance under the Second Plan. As of December 31, 2013, we have granted 2,743,806 options and 3,476,086 restricted shares (including 2,175,822 forfeited shares) pursuant to the above plans.

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

We have two types of vesting schedules for options. A substantial portion of options vest over a four-year period beginning in October 2006, April 2007, January 2008, February 2008, June 2008 or January 2009. Other options vest on the first anniversary of the grant date. We did not grant any option, restricted shares or restricted share units to our directors and executive officers from January 1, 2013 to the date of this annual report.

C.	Board Practices

Board of Directors

Our board of directors currently has six directors. Mr. Wenze Wang, due to the personal reason, has elected to resign from his position as an independent director of our company with effect from March 26, 2014. Upon his resignation, he also ceased to be a member of each of Corporate Governance and Nominating Committee and Compensation Committee of our Company. Mr. Wang’s resignation altered the composition of our board so that we no longer have a majority of members that satisfy the “independence” definition under the Nasdaq Stock Market Marketplace Rules, or the Nasdaq Rules, and no longer comply with Nasdaq’s independent director requirement as set forth in Rule 5605 of the Nasdaq Rules. We are in the process of identifying candidates for the replacement independent director.

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

Compensation Committee. Our compensation committee consists of Ms. Jian Li and Mr. Xiaoqian Zhou. Ms. Li and Mr. Zhou satisfy the independence requirements of Rule 5605 of the Nasdaq Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	at least annually, review and evaluate the performance of our most senior officers, including the Chief Executive Officer, other executive committee members and the senior managers who directly report to the Chief Executive Officer, and determine the compensation of these senior officers;

•	review and approve our overall compensation philosophy and oversee the administration of related compensation and benefits programs, policies and practices;

•	at least annually review and evaluate and, if necessary, revise our compensation policy adopted by our management; and

•	retain or obtain the advice of any compensation consultant, legal counsel or other advisor at our expenses as determined by the compensation committee, and shall be directly responsible for the appointment, compensation and oversight of the work of any such consultant, counsel or other advisor retained by the compensation committee.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Xiaoqian Zhou and Ms. Jian Li. Ms. Li and Mr. Zhou satisfy the independence requirements of Rule 5605 of the Nasdaq Rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Terms of Directors and Officers

Our shareholders have designated our directors into three classes, namely Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting after our initial public offering, respectively. Mr. Tingxiu Lu and Ms. Jian Li have been designated as Class A directors. Mr. Jianhua Zhao, and Ms. Merry Tang have been designated as Class B directors. Mr. Xiaoqian Zhou and Mr. Shiliang Guo have been designated as Class C directors. At each subsequent annual general meeting after the third annual general meeting, the directors of the class who have been longest in office shall retire and shall be eligible for re-election. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

D.	Employees

We had 1,627 and 2,867 employees as of December 31, 2011 and 2012, respectively. As of December 31, 2013, we had 2,935 full-time employees, consisting of 2,273 in manufacturing, 190 in equipment maintenance, 123 in quality assurance, 31 in purchasing, 58 in research and development, 63 in sales and marketing and 197 in general and administrative. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

E.	Share Ownership

The following table sets forth information, some of which has been obtained from public filings, with respect to the beneficial ownership of our ordinary shares as of March 31, 2014, by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers:
Tingxiu Lu (3)	77,310,234	28.9
Jianhua Zhao (4)	9,989,448	3.7
Aihua Wang (4)	9,989,448	3.7
Xiaoqian Zhou (5)	*	*
All Directors and Executive Officers as a Group	90,404,034	33.8

Principal Shareholders:
Elite Shine Group Limited (6)	77,310,234	28.9
Credit Suisse AG (7)	33,066,954	12.4
Exuberance Investment Limited (8)	32,678,274	12.2
Brightest Power Holdings Limited (9)	9,989,448	3.7
PraxCapital Fund II, L.P (10)	16,043,934	6.0

*Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 267,287,253, being the number of ordinary shares outstanding as of March 31, 2014 plus the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2014.

(3)	Includes 74,403,234 ordinary shares ,beneficially owned by Elite Shine Group Limited, a British Virgin Islands company, which is 100% owned by Mr. Lu, and 161,500 ADSs representing 2,907,000 ordinary shares, beneficially owned by Virture Deep Limited, a British Virgin Islands company, which is 100% owned by Mr. Han Lu who is the son of Mr. Lu. The business address for Mr. Lu is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China. The resident address for Mr. Han Lu is Room 402, Unit 3, Building 17, New World Garden, No. 3 Bancang Street, Xuan Wu District, Nanjing, People’s Republic of China. The address of Virture Deep Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Elite Shine Group Limited has entered into certain share pledge agreement in September 2009 with a Chinese bank. Pursuant to the share pledge agreement, 9,184,200 of our ordinary shares beneficially owned by Elite Shine Group Limited, or the Pledged Shares, were pledged to such Chinese bank to secure a syndicated loan arranged by it to a company controlled by Mr. Lu. The share pledge agreement does not grant the Chinese bank the power to vote or to direct the vote of the Pledged Shares, or, prior to default, the power to dispose or to direct disposition of the Pledged Shares.

(4)	Includes 6 ordinary shares and 554,969 ADSs, each representing 18 ordinary shares, beneficially owned by Brightest Power Holdings Limited, a British Virgin Islands company, which is 100% owned by Dr. Zhao and Dr. Wang. Dr. Zhao and Dr. Wang are husband and wife, and their business address is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.

(5)	Represents ordinary shares issued and issuable upon exercise of options held by Mr. Zhou. Mr. Zhou’s address is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.

(6)	Elite Shine Group Limited is 100% owned by Mr. Lu. The address of Elite Shine Group Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(7)	Based on a Schedule 13G Amendment No. 6 filed by Credit Suisse AG on February 13, 2014, this represents the shares that may be deemed to be beneficially owned by Credit Suisse AG and includes 32,678,274 shares that China Harvest Fund, L.P. beneficially owns because of Credit Suisse AG’s relationship to China Harvest Fund, L.P. Credit Suisse AG disclaims beneficial ownership of these 32,678,274 shares. The ultimate parent company of Credit Suisse AG is Credit Suisse Group AG, a corporation formed under the laws of Switzerland. Credit Suisse Group AG disclaims beneficial ownership of shares beneficially owned by its direct or indirect subsidiaries, including Credit Suisse AG. Credit Suisse AG’s business address is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. See footnote 8 for additional discussion of these shares.

(8)	Based on a Schedule 13G filed by Exuberance Investment Limited on February 14, 2008, this represents 32,678,274 ordinary shares held by Exuberance Investment Limited, a British Virgin Islands company, with the registered address at P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. Exuberance Investment Limited is 97.83% owned by China Harvest Fund, L.P., a Cayman Islands exempted limited partnership, and 2.17% owned by China Harvest Parallel Fund I, L.P., a Cayman Islands exempted limited partnership, each with the registered address at the offices of M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The general partner of China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is China Renaissance Capital Investment, L.P., a Cayman Islands exempted limited partnership. Voting and investment power of shares beneficially held by China Harvest Fund, L.P. is exercised by the investment committee of China Renaissance Capital Investment, L.P. which consists of Mark Qiu, Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi. The address for these committee members is c/o China Renaissance Capital Investment, L.P., M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(9)	Brightest Power Holdings Limited is 100% owned by Dr. Zhao and Dr. Wang. The address of Brightest Power Holdings Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(10)	Based on a Schedule 13G Amendment No. 1 filed by PraxCapital Fund II, L.P. on February 13, 2009, this represents 16,043,934 ordinary shares held by PraxCapital Fund II, L.P., a Cayman Islands limited partnership, with the registered address at P.O. Box 309GT, Ugland House, South Church St., George Town, Grand Cayman. The general partner of PraxCapital Fund II, L.P. is Prax Capital GP II, a Cayman Islands company. Prax Capital GP II is controlled by its board of directors, consisting of Jose Luis Artiga, Fernando R. Vila, Jeff Jie-Ping Yao and Lei Xu. The address of Jose Luis Artiga is Chalet Augusta No. 2, 3963 Crains-Sur-Sierre, Switzerland. The address of Fernando R. Vila is 1001 Brickell Bay Drive, Suite 2402, Miami, Florida, 33131. The address of each of Jeff Jie-Ping Yao and Xu Lei is 333 Huai Hai Middle Road, Suite 1701, Shanghai, People’s Republic of China, 200021.

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

In November 2010, NRE entered into an agreement to lease manufacturing site area, warehouse premises and ancillary premises of approximately 27,500 square meters from CST for a term until April 2011. The tenancy agreement provides for annual rental payments of RMB4.0 million (approximately $0.6 million). In March 2011, NRE entered into agreements with CST to purchase manufacturing site and ancillary premises of approximately 25,000 square meters, which is among the total of 27,500 square meters that we previously leased under the lease agreement described above, for a consideration of RMB50.2 million (approximately $8.0 million). Since then, NRE renewed the tenancy agreement to lease from CST the remained warehouse premises that we previously leased under the lease agreement described above for a term from May 2011 to April 2014. The renewed tenancy agreement provides for annual rental payments of RMB422,151 (approximately $67,073). In May 2012, NRE and CST entered into a supplement agreement to supersede the above tenancy agreement, pursuant to which CST leases the premises to NRE for free starting from January 2012. In 2013, we sold modules to CEEG (Nanjing) Solar Research Institute, an entity controlled by our chairman, in the amount of $1.5 million. As of December 31, 2013, we had a balance of $1.5 million due from CEEG (Nanjing) Solar Research Institute.

In 2013, we sold solar cells to CEEG (Nanjing) Semiconductor Co., Ltd., an entity controlled by our chairman, in the amount of $247,563, and we purchased silicon materials from CEEG (Nanjing) Semiconductor Co., Ltd. in the amount of $21.4 million. As of December 31, 2013, we had a balance of approximately $74.9 million due from CEEG (Nanjing) Semiconductor Co., Ltd., which related to our purchase of wafers and silicon materials.

In 2013, we sold non-silicon raw materials to CEEG (Jiangsu) Insulative New Materials Co., Ltd., an entity controlled by our chairman, in the amount of $606,322, and we purchased non-silicon raw materials from CEEG (Jiangsu) Insulative New Materials Co., Ltd. in the amount of $6.2 million. As of December 31, 2013, we had a balance of $35,749 due from CEEG (Jiangsu) Insulative New Materials Co., Ltd.

In 2013, we sold solar modules to CEEG, an entity controlled by our chairman, in the amount of $7.4 million, and we purchased non-silicon raw materials from CEEG in the amount of $2.7 million, and machinery from CEEG in the amount of $2.1 million. As of December 31, 2013, we had a balance of $454,759 due to CEEG; and had a balance of $1.8 million due from CEEG.

In 2013, we sold solar modules to China Electronic Equipment Group (Hong Kong) Co., Limited, an entity controlled by our chairman, in the amount of $71,852. As of December 31, 2013, we had a balance of nil with China Electronic Equipment Group (Hong Kong) Co., Limited.

In 2013, we sold solar modules to Jiangxi Jingde Semiconductor New Material Co., Ltd., an entity controlled by our chairman, in the amount of $38,893, and we purchased silicon materials from Jiangxi Jingde Semiconductor New Material Co., Ltd. in the amount of $4.8 million. As of December 31, 2013, we had a balance of $3.2 million due to Jiangxi Jingde Semiconductor New Material Co., Ltd.

In February 2014, we completed the acquisition of CSUN Australia Pty. Ltd, which was controlled by our chairman Mr. Tingxiu Lu before the acquisition. The total acquisition consideration of was nil primarily because, as of the date of acquisition, no capital was injected to CSUN Australia Pty. Ltd and CSUN Australia Pty. Ltd did not have substantial operation.

In March 2014, we entered into an equity transfer agreement with CEEG, under which we agreed to sell and CEEG agreed to purchase, 100% of the equity interest in Shanghai Sunergy for approximately RMB 231.2 million (US$37.7 million). We expect to receive the cash proceeds of approximately RMB 79.6 million (US$13.0 million) from this transaction in the second quarter of 2014. The remaining consideration will be settled through forgiveness of the amount due from us by Sunergy Shanghai. CEEG expressly undertakes that it will not utilize Sunergy Shanghai or its assets to engage in any business competitive with us.

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

Sunergy Nanjing and CEEG entered into an agreement on May 16, 2008 under which CEEG agreed to guarantee free of charge bank borrowings by Sunergy Nanjing of up to RMB1 billion (approximately $158.9 million). This agreement has an initial term of two years from May 17, 2008 to May 16, 2010, and we renewed this agreement in April 2010 to extend the term to May 31, 2011. CEEG further undertook to guarantee our bank borrowings for up to RMB2.5 billion (approximately $413.0 million) and both parties extended the term of this agreement to December 31, 2015.

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

In 2013, we provided to CEEG short-term and interest-free advances totaling $44.3 million. Such advances were made with a view to addressing liquidity and credit conditions at CEEG and to preserve our credit and liquidity, because CEEG provided various guarantees in favor of us. As of October 31, 2013, we have fully collected such advances.

As of December 31, 2013, approximately $16.4 million of the short-term bank borrowings have been guaranteed by Mr. Tingxiu Lu, our chairman and CEEG. Approximately $16.4 million of the short-term bank borrowings have been guaranteed by CEEG, CEEG (Jiangsu) Limited, CEEG (Nanjing) Special Transformer Co., Ltd., Mr. Lu and his wife. Approximately $16.1 million of the short-term bank borrowings have been guaranteed by CEEG, Mr. Lu and the machinery of Sunergy Nanjing. Approximately $16.4 million of the short-term bank borrowings have been guaranteed by Jiangsu Xinde, Mr. Lu and Ms. Shi. Approximately $8.2 million short-term borrowing has been guaranteed by CEEG (Jiangsu) Ltd. and Mr. Lu. Approximately $3.3 million short-term borrowing has been guaranteed by CEEG, CEEG (Nanjing) Special Transformer Co., Ltd. and Mr. Lu. Approximately $6.6 million short-term borrowing has been guaranteed by CEEG, Mr Lu and his wife, Ms. Shi. As of December 31, 2013, approximately $30.6 million of the long-term bank borrowings have been guaranteed by CEEG, CEEG (Jiangsu) Limited and Mr. Lu. Approximately $100.0 million of the long-term bank borrowings have been guaranteed by Mr. Lu and his equity interests in Jiangsu Xinde Asset Management Co., Ltd. Approximately $50.0 million of the long-term bank borrowings was guaranteed by Mr. Lu and his equity interests in CEEG. Approximately $7.5 million of the long-term bank borrowings was guaranteed by CEEG and the machinery owned by CSUN Eurasia Energy Systems Industry and Trade Inc. Approximately $32.8 million of the long-term bank borrowings was guaranteed by CEEG (Jiangsu) Limited, CEEG and the real estate of CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd.

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

In November 2011, we filed a complaint with the Intermediate People's Court of Nanjing against Wuxi Jiacheng. The complaint alleged a breach of contract by Yuhui Solar, which was acquired by Wuxi Jiacheng prior to filing of this complaint, due to failure to provide us with solar modules as agreed following our payment of the advance, and sought repayment of such advance and liquidated damages. Wuxi Jiacheng filed a counter-claim alleging a breach of contract by us and seeking damages. In June 2012, the Intermediate People's Court of Nanjing ruled, among other things, that (1) Wuxi Jiacheng shall repay us the advance of approximately $803,000 together with accrued interests, and pay us the damages of approximately $1.8 million; and (2) we shall pay Wuxi Jiacheng of approximately $41,900 together with the liquidated damages. Both parties filed appeals with the People's High Court of Jiangsu Province in June 2012. On 20 December, 2012, the People's High Court of Jiangsu Province denied the appeals and sustained the original judgment. As of December 31, 2013, a compensation of approximately $1.8 million has been paid to us by Wuxi Jiacheng.

In August 2012, Jiangsu Shunda Semi-conductor Co., Ltd, or Jiangsu Shunda, filed a complaint with the People's Court of Jiangning District of Nanjing against us. The complaint alleged a breach of contract by us due to failure to fulfill our payment obligations of approximately $0.5 million. In October 2012, we raised a dissent of jurisdiction to challenge the jurisdiction of the People's Court of Jiangning District of Nanjing over the case. In the ruling made on 29 October, 2012, the court rejected our dissent of jurisdiction. In November 2012, we appealed this order to the Intermediate People’s Court of Nanjing. On 29 January, 2013, the Intermediate People’s Court of Nanjing rejected the appeal made by us, and sustained the original ruling made by the People’s Court of Jiangning District of Nanjing. In May 2013, the People’s Court of Jiangning District of Nanjing dismissed the claim made by Jiangsu Shunda. In August 2013, Jiangsu Shunda filed appeals with the Intermediate People’s Court of Nanjing, which was withdrawn by Jiangsu Shunda thereafter. In January 2014, Jiangsu Shunda applied for the retrial of this case. As of the date of this annual report, the retrial decision is still pending.

In January 2013, we filed a complaint with the People's Court of Jiangning District of Nanjing against Jiangsu Aide Solar Technology Co., Ltd., or Aide Solar. Aide Solar failed to provide the modules with the quality as agreed under the supply agreement entered into with us in 2009. Aide Solar agreed to refund us approximately $1.0 million upon return of the modules in question by us pursuant to a settlement agreement entered into between Aide Solar and us in 2010. However, Aide Solar failed to fully refund us as agreed, and we filed this lawsuit seeking the outstanding payment from Aide Solar. On January 29, 2013, the People's Court of Jiangning District of Nanjing ruled in favor of our request of property preservation against Aide Solar before the trial. In later 2013, Aide Solar paid approximately $354,000 to us to settle such claim.

In March 2013, we filed an application for arbitration with Shanghai International Arbitration Center, or SHIAC, in connection with the failure of Lumos, LLC to perform in full its payment obligations under the solar modules sales agreement entered into with us. We claimed that Lumos, LLC should pay us, among other things, outstanding amount, overdue interests, and legal expenses in a total amount of approximately RMB 10.5 million (USD 1.7 million). As of the date of this annual report, SHIAC has held two hearings but has not issued the award.

In March 2013, we filed an application for arbitration with SHIAC, in connection with the failure of Sunvalley Solar, Inc. to fully fulfill its payment as agreed under the sales agreements entered into with us. We claimed that Sunvalley Solar, Inc. should pay us, among other things, the outstanding amount, interest loss, and legal expenses in a total amount of approximately USD 1.3 million. In December 2013, SHIAC ruled that Sunvalley Solar, Inc. should pay us the outstanding amount under the sales agreements plus the overdue interests in an amount of approximately USD 1.2 million, and compensate us the foreign exchange loss, legal expenses and arbitration expenses, in an amount of approximately USD 0.1 million.

In May 2013, Wuxi Sveck Technology Co., Ltd, or Wuxi Sveck, filed two complaints with the People's Court of Songjiang District of Shanghai and the People's Court of Wuxi High and New Technology Development Zone, respectively, against us. Both of the complaints alleged breaches of contracts by us due to our failure to fulfill the payment obligations of approximately $1.4 million and $624,000, respectively. In January 2014, in order to settle such claims, we agreed to pay approximately $1.8 million to Wuxi Sveck.

In January 2014, we filed a complaint with the People's Court of Jiangning District of Nanjing against Jiangsu Nantong No.2 Construction Engineering (Group) Co., Ltd., or Nantong Engineering. The complaint alleged, among others, breach of contract by Nantong Engineering due to its failure to comply with the construction schedule as agreed. We claimed, among others, (1) the liquidated damages of approximately $196,000; and (2) refund of our extra payment of approximately $408,000. As of the date of this annual report, the court has not issued the judgment on the merits.

On September 6, 2012 and November 8, 2012, respectively, the European Commission announced the initiation of an anti-dumping investigation and an anti-subsidy investigation concerning imports into the European Union of crystalline silicon PV modules and key components originating in China. Further, on March 6, 2013, the European Commission also moved to require registration of imports of silicon PV modules and key components into the European Union from China. On June 6, 2013, the European Union imposed provisional anti-dumping duties on Chinese solar panels at the starting rate of 11.8% until August 5, 2013, and followed by an increased rate averaging 47.6%. On July 27, 2013, the European Union and Chinese trade negotiators announced that a price undertaking has been reached pursuant to which Chinese manufacturers, including us, would limit their exports of solar panels to the European Union and for no less than a minimum price, in exchange for the European Union’s agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The China Chamber of Commerce for Import and Export of Machinery and Electronic Products, or CCCME, is responsible for allocating the quota among these exporters, and we have been allocated a portion of the quota. The offer was approved by the European Commission on August 2, 2013. Solar panels imported exceeding the annual quota will be subject to anti-dumping duties. On December 5, 2013, the European Council announced its final decision imposing definitive antidumping and anti-subsidy duties on imports of crystalline silicon PV cells and modules originating from or consigned from China. An average duty of 47.7%, consisting of the anti-dumping and anti-subsidy duties, will be applied for a period of two years beginning on December 6, 2013 to Chinese solar panel exporters who cooperated with the European Commission’s investigations. We are subject to anti dumping duty at a rate of 41.3% and anti subsidies at a rate of 6.4%. On the same day, the European Commission announced its decision to confirm the acceptance of the price undertaking offered by Chinese export producers in connection with the anti-dumping proceeding and to extend the price undertaking to the anti-subsidy proceeding, which will exempt them from both anti-dumping and anti-subsidy duties. As we have been in full compliance with the price undertaking since its provisional application at the beginning of August 2013, we are exempt from the European Union’s recently announced anti-dumping and anti-subsidy duties.

In 2011, we entered into a series of contracts with Ecoware, under which, among other things, we agreed to supply solar modules to Ecoware, engage Ecoware to construct several solar power projects for us and purchase from Ecoware all equity interest in a company holding interests in several solar projects. As of the date of this annual report, we have trade receivable and down payments of approximately Euro 22.5 million (approximately $30.6 million) due from Ecoware under these contracts. Ecoware’s parent company, Aión Renewables S.p.A., or Aión, agreed to guarantee Ecoware’s performance under many of these contracts. In December 2012, we brought an action before the Court of Milan asking the court to order Ecoware and Aión (as guarantor of Ecoware’s obligations) to repay certain supply of solar modules for an amount of approximately Euro 17.7 million, interests included. The court’s judgment is pending as of the date of this annual report. Ecoware and Aión have been declared bankrupt by Italian courts on March 28, 2013 and March 15, 2013, respectively. Should Ecoware or Aión decide not to challenge the decisions, the receiver will have sixty days from the publication of the decision to prepare a report for the judge detailing, among other things, the causes and circumstances of the bankruptcy and the diligence of the bankrupt in the exercise of its activities. After the quantification of the indebtedness status is validated by the judge, the receiver will have four months to prepare a plan stating how and in which percentage all the debtor’s assets will be distributed among the creditors. The plan will then be examined by the creditors and validated by the judge. The receiver will have to update his plan every four months, listing the available amounts and preparing a project of distribution of such amounts. As of the date of this annual report, Ecoware is still in the process of liquidation.

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

The following table provides the high and low closing prices for our ADSs on the Nasdaq Global Select Market for (1) the years of 2009, 2010, 2011 and 2012, (2) each of the four quarters of 2012 and 2013 and (3) each of the past six months. For ease of comparison, the ADS prices before December 21, 2011 have been retroactively adjusted to reflect the ADS to ordinary share ratio change that took effect on December 21, 2011.

	Trading Price
	High	Low
	$	$
Annual High and Low
2009	18.24	4.14
2010	16.56	10.32
2011	14.40	1.09
2012	3.05	1.04
2013	9.49	1.29
Quarterly High and Low
First Quarter 2012	3.05	1.23
Second Quarter 2012	2.36	1.10
Third Quarter 2012	2.22	1.08
Fourth Quarter 2012	1.65	1.04
First Quarter 2013	1.83	1.30
Second Quarter 2013	2.52	1.29
Third Quarter 2013	6.01	1.95
Fourth Quarter 2013	9.49	4.96
First Quarter 2014	7.17	4.19
Monthly Highs and Lows
October 2013	8.09	4.96
November 2013	9.49	5.84
December 2013	6.87	5.13
January 2014	7.17	5.43
February 2014	6.16	4.82
March 2014	6.27	4.19
April 2014(through April 28, 2014)	5.26	3.38

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association, as well as the Companies Law of the Cayman Islands, Cap 22 (Law 3 of 1961, as consolidated and revised), or Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is at the offices of the offices of Codan Trust Company (Cayman) Limited, Cricket Square, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, as amended from time to time, or any other law of the Cayman Islands.

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

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On April 16, 2012, the People’s Bank of China enlarged the RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. This change in policy has resulted in an approximately 35.7% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2013. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises” (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to inspection by SAFE on an annual basis). With such foreign exchange registration certificates and required underlying transaction documents, or with approval documents from the SAFE if the transactions are under capital account (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	regulated investment companies or real estate investment trusts;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	individuals, trusts and estates liable for the “Medicare tax” under Section 1411 of the Code.

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

The U.S. Treasury Department has expressed concerns that U.S. Holders of ADSs may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit. Such actions may also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders of ADSs, including individual U.S. Holders (discussed below). Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, could be affected by actions taken by the U.S. Treasury Department or the depositary.

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

Passive Foreign Investment Company

Based on the estimated value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2013. However, we cannot assure you we were not a PFIC for 2013 and cannot assure you that we will not be a PFIC for 2014 or thereafter. A non-U.S. corporation will be a PFIC for any taxable year if either:

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

Alternatively, a U.S. Holder of stock of a PFIC may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will generally include in income for a taxable year such holder’s pro rata share of the corporation’s income for the taxable year. However, a qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain tax information as required under applicable U.S. Treasury regulations. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

You will be required to file an annual report on Internal Revenue Service Form 8621 (and any other applicable forms and reports) if we are a PFIC while you hold our ADSs or ordinary shares. You should consult your tax advisors regarding the application of the PFIC rules to your investment in our ADSs or ordinary shares and the reporting requirements that may apply to you.

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

Additional reporting requirements

Individuals who own “specified foreign financial assets” with an aggregate value in excess of $50,000 are required by Section 6038D of the Code to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders who are individuals are urged to consult their tax advisors regarding the application of reporting rules to their ownership of our ADSs or common shares.

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

In accordance with Nasdaq Stock Market Marketplace Rules 5250(b), we will post this annual report on Form 20-F on our website at http://www.csun-solar.com.

I.	Subsidiary Information

For a listing of our subsidiaries, see Item 4, “Information on the Company—Organizational Structure.”

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 3.9%, 1.8%, 1.5%, 4.8% and 5.9% in 2004, 2005, 2006, 2007 and 2008, respectively, decreased slightly by 0.7% in 2009, and increased by 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively.

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

Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2013, we had a Renminbi denominated cash balance of RMB1,275 million, a U.S. dollar denominated cash balance of $29 million, and a Euro denominated cash balance of €7 million. Assuming we had converted the Renminbi denominated cash balance of RMB1,275 million as of December 31, 2013 into U.S. dollar at the exchange rate of RMB 6.0537 for $1.00 as of December 31, 2013, this cash balance would have been $211 million. Assuming a further 1% appreciation of the U.S. dollar against the Renminbi, this cash balance would have decreased to $209 million as of December 31, 2013. Therefore, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, any appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

We are also subject to foreign currency translation risk. Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiary is Renminbi. We translate monetary assets and liabilities denominated in other currencies into Renminbi at the rates of exchange in effect at each balance sheet date. Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. We recorded these exchange gains and losses in the statements of operations. We recorded net foreign currency losses of $10.6 million in 2011, net foreign currency gain of $0.4 million and $1.4 million in 2012 and 2013, respectively.

Starting from 2008, we entered into a series of foreign currency forward contracts with certain banks to hedge our exposure to foreign currency exchange risk. As of December 31, 2013, we had foreign currency forward contracts with a total contract value of nil. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations.

Counterparty Risk

Outstanding financial derivative instruments expose us to credit loss in the event of non-performance by the counterparties to the agreements. On a periodic basis, we review the credit ratings of our counterparties and adjust our exposure as deemed appropriate. The counterparty risk has been considered in the fair value measurement of derivative instruments.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2013, we had total short-term bank borrowings and current portion of long-term bank borrowings amounting to $340.3 million and total long-term bank borrowings amounting to $266.0 million. The average interest of our bank borrowings due within one year and long-term borrowings was 7.01% and 4.74%, respectively. Based on our bank borrowings as of December 31, 2013, a 1% increase in average interest rate of short-term and long-term loan would result in approximately a $3.3 million increase in our interest expense on an annual basis. Our future interest expense may increase due to changes in market interest rates.

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2013, we did not receive any payments from the depository or any reimbursement relating to the ADS facility.

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

As of December 31, 2013, our cash and cash equivalents amounted to $54.3 million, comprised of cash on hand and demand deposits.

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

Management’s Annual Report on Internal Control Over Financial Reporting

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

During the year ended December 31, 2013, our management identified the following two material weaknesses in our internal control over financial reporting.

1. Due to a high turnover in our financial reporting staff in 2013, including the departure of our financial controller and general accountant, we did not have sufficient qualified financial reporting and accounting personnel equipped with appropriate U.S. GAAP and SEC reporting and disclosure knowledge or experience.

2. During 2013, a number of non-trade interest-free advances were made to a related party, CEEG (Nanjing) Semiconductor Co., Ltd., an entity controlled by our chairman, without receipt of proper approvals from our chief executive officer and audit committee. For additional information concerning the advances, including their repayment, please see “Item 7.B.-Major Shareholders and Related Party Transactions-Related Party Transactions-Transactions with Certain Directors, Shareholders and Affiliates” in this annual report. A special committee of our board of directors consisting only of independent directors was established to conduct an independent investigation of this material weakness with the assistance of external counsel. The special committee concluded that the advances were provided during a period of pressure on us and CEEG concerning bank financing and maintenance of credit and liquidity with a view to addressing liquidity and credit conditions of CEEG and, in turn, to preserve our credit and liquidity, because CEEG provided various guarantees in favor of us.

As of the date of this annual report, we are still in the process of addressing the material weaknesses identified above by the taking following remedial actions:

1. Our management, after interviewing a number of candidates, hired a replacement financial controller with appropriate U.S. GAAP knowledge and experience, who joined us on April 21, 2014.

2. Key staff members of our financial accounting and reporting team have attended and will continue to attend periodic training on relevant U.S. GAAP and SEC reporting requirements update provided by our auditor.

3. We established in our office automation system a function requiring our management’s prior approval for and our audit committee’s review of any transfer to related parties to prevent unauthorized cash disbursements.

4. We updated and published our related party transaction policies and procedures to include the requirement that, among other things, the legal department’s or the audit committee’s prior approval will be required, depending on the threshold amount, for cash transfers to related parties.

Based on our assessment, and because of the material weaknesses described above, we have concluded that our internal control over financial reporting was not effective at December 31, 2013.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

As disclosed in the above Management’s Annual Report on Internal Control Over Financial Reporting, in 2013, we have identified material weaknesses in our internal control over financial reporting including not having sufficient qualified financial reporting and accounting personnel equipped with appropriate U.S. GAAP and SEC reporting and disclosure knowledge or experience after the departure of our financial controller and general accountant, as well as other financial reporting staff members.

Other than as described in the above Management’s Annual Report on Internal Control Over Financial Reporting, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay our auditors any fees other than audit fees in 2012 and 2013.

	2012	2013

Audit fees(1)	$1,239,523	$726,971

Audit-related fees(2)	—	—

Tax fees(3)	$37,396	—

All other fees(4)	$38,183	$8,076

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice, and other audit-related services for the years ended December 31, 2012 and December 31, 2013.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	“All other fees” means sustainability consulting service related fee.

We engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP in 2006. Total service fees billed related to these professional services in 2012 and 2013 amounted to $1,239,523 and $726,971, respectively.

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

ITEM 16H.	Mine safety disclosure

Not applicable.

III.	PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of China Sunergy and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).

2.2	Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

2.3	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 Amendment No. 2 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

2.4	Indenture dated as of July 1, 2008 between Wilmington Trust Company and the Registrant (incorporated by reference to Exhibit 4.8 of the Report of Foreign Private Issuer on Form 6-K filed by China Sunergy Co., Ltd. on July 2, 2008).

2.5	Amendment No.1 to Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders of the American Depositary Receipts (incorporated by reference to Exhibit 99.A2 from our Registration Statement on Form F-6 Amendment No. 1 (file no. 333-142574) filed with the Securities and Exchange Commission on December 9, 2011).

4.1	Subscription Agreement among the Registrant and other parties therein dated as of September 17, 2006 (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.2	Shareholders Agreement among the Registrant and other parties therein dated as of September 26, 2006, amended as of October 24, 2006, March 22, 2007 and April 24, 2007 (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.3	Registration Rights Agreement among the Registrant and other parties therein dated as of September 26, 2006 (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.4	Sale and Purchase Agreement among the Registrant, Sunergy BVI and other parties therein dated as of August 29, 2006 (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.5	Agreement for the Transfer and Assumption of Obligations among the Registrant, Sunergy BVI and other parties therein dated as of August 29, 2006(incorporated by reference to Exhibit 4.8 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.6	Subscription Agreement among the Sunergy BVI, Sunergy Nanjing and other parties therein dated as of April 4, 2006(incorporated by reference to Exhibit 4.9 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007)

4.7	Warrant Purchase Agreement among the Sunergy BVI, Sunergy Nanjing and other parties therein dated as of March 8, 2006(incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.8	Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 4.1 from our Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (File No. 333-148125), as amended, filed with the Commission on June 22, 2009).

Exhibit Number	Description of Document

4.9	Second Share Incentive Plan, including form of Restricted Share Award Agreement (incorporated by reference to Exhibit 4.9 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.10	Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.11	Form of Employment Agreement between the Registrant and Senior Executive Officers of the Registrant (incorporated by reference to Exhibit 4.11 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.12	Form of Director Agreement between the Registrant and certain independent directors (incorporated by reference to Exhibit 4.12 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.13	English Translation of Authorization License for Usage of Trademark between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of June 7, 2006(incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.14	English Translation of Trademark License Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of March 15, 2006(incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.15	English Translation of License Authorization for Usage of Trademark between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of February 9, 2006(incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.16	English Translation of Purchase Contract between Jiangsu Zhongneng and Sunergy Nanjing dated as of March 1, 2007 (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.17	English Translation of Property Lease Contract between CEEG (Nanjing) Special Transformers Co., Ltd. and Sunergy Nanjing dated as of August 29, 2006 (incorporated by reference to Exhibit 10.37 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.18	Series A and Series B Preferred Shares Sale and Purchase Agreement dated as of March 22, 2007 (incorporated by reference to Exhibit 10.39 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.19	English Translation of Joint Venture Contract between Sunergy BVI and CEEG in 2007 (incorporated by reference to Exhibit 4.50 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.20	English Translation of Land Use Right Transfer Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of July 23, 2007 (incorporated by reference to Exhibit 4.51 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.21	English Translation of Equity Interest Transfer Agreement regarding the transfer of equity interest in China Sunergy (Shanghai) Co., Ltd. between China Electric Equipment Group Co., Ltd. and China Sunergy (Hong Kong) Co., Limited. dated as of September 1, 2008 (incorporated by reference to Exhibit 4.61 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009)

4.22	ADS Lending Agreement, dated June 25, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by China Sunergy Co., Ltd. on July 2, 2008).

Exhibit Number	Description of Document

4.23	English Translation of EPC Contract for Multiple BIPV Photovoltaic Grid-Connected System Demonstration Project of CEEG Nanjing Science and Technology Park between CEEG (Nanjing) Solar Research Institute Co., Ltd. and Sunergy Nanjing dated as of December 29, 2009 (incorporated by reference to Exhibit 4.70 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.24	English Translation of Security Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of April 26, 2010 (incorporated by reference to Exhibit 4.79 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.25	English Translation of Share Transfer Agreement of CEEG (Nanjing) Renewable Energy Co., Ltd. among China Electric Equipment Group Co., Ltd., Sundex Holdings Limited and Sunergy Nanjing dated as of March 15, 2010 (incorporated by reference to Exhibit 4.84 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.26	English Translation of Share Transfer Agreement of CEEG (Shanghai) Solar Science & Technology Co., Ltd. among China Electric Equipment Group Co., Ltd., Sundex Holdings Limited and Sunergy Nanjing dated as of March 15, 2010 (incorporated by reference to Exhibit 4.85 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.27	English Translation of Form of Real Estate Sale Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. (incorporated by reference to Exhibit 4.109 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.28	English Translation of Premises Lease Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. dated as of November 1, 2010 (incorporated by reference to Exhibit 4.115 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.29	English Translation of State-owned Land Use Right Transfer Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. dated as of December 30, 2010 (incorporated by reference to Exhibit 4.116 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.30	Loan Agreement between China Sunergy (Nanjing) Co., Ltd. and China Electric Equipment Group Corporation Ltd., dated as of June 27, 2011 (incorporated by reference to Exhibit 99.2 from our Press Release on Form 6-K filed with the Securities and Exchange Commission on July 1, 2011)

4.31	English Translation of Long Term Sales Contract between Sunergy Nanjing and Suzhou GCL Photovoltaic Technology Co., Ltd., dated as of January 17, 2011 (incorporated by reference to Exhibit 4.33 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.32	English Translation of Agreement between CEEG (Nanjing) Renewable Energy Co., Ltd., CEEG (Nanjing) Solar Research Institute Co., Ltd., CEEG, CEEG (Nanjing) Semiconductor Co., Ltd., CEEG Nanjing International Trade Co., Ltd., CEEG (Nanjing) Special Transformer Co., Ltd., and CEEG (Jiangsu) Insulative New Material CO., Ltd. dated as of December 31, 2011 (incorporated by reference to Exhibit 4.42 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.33	English Translation of Security Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of April 12, 2012 (incorporated by reference to Exhibit 4.47 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.34	English Translation of State-owned Land Use Right Assignment Contract between Yizheng Land and Resources Bureau and China Sunergy (Yangzhou) Co., Ltd. dated as of November 17, 2011 (incorporated by reference to Exhibit 4.50 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

Exhibit Number	Description of Document

4.35	English Translation of State-owned Land Use Right Assignment Contract between Yizheng Land and Resources Bureau and China Sunergy (Yangzhou) Co., Ltd. dated as of December 6, 2011 (incorporated by reference to Exhibit 4.51 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.36	English Translation of Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Bank of Communications dated as of September 25, 2012 (incorporated by reference to Exhibit 4.63 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2013)

4.37	English Translation of Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Bank of Communications dated as of July 26, 2012 (incorporated by reference to Exhibit 4.64 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2013)

4.38	English Translation of Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Bank of Communications dated as of October 5, 2012 (incorporated by reference to Exhibit 4.65 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2013)

4.39	English Translation of Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Bank of Communications dated as of July 26, 2012 (incorporated by reference to Exhibit 4.66 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2013)

4.40	English Translation of Guarantee Contract between Jiangsu Xinde Asset Management Co., Ltd. and Bank of Communications dated as of September 7, 2012 (incorporated by reference to Exhibit 4.67 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2013)

4.41	Letter of Support signed by China Electric Equipment Group Co., Ltd (incorporated by reference to Exhibit 4.68 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2013)

4.42	English Translation of Loan Agreement between CEEG (Nanjing) Semiconductor Co., Ltd. and China Sunergy (Nanjing) Co., Ltd. dated as of December 29, 2012

4.43 *	English Translation of Share Transfer Agreement of China Sunergy (Shanghai) Co., Ltd. between China Sunergy (Nanjing) Co., Ltd., China Sunergy (Hong Kong) Co., Ltd and China Electric Equipment Group Co., Ltd., dated March 26, 2014

4.44 *	English Translation of Purchase Contract between China Sunergy (Nanjing) Co., Ltd. and CEEG (Nanjing) Semiconductor Materials Co., Ltd., dated March 26, 2013

4.45 *	English Translation of Purchase Contract between China Sunergy (Nanjing) Co., Ltd. and CEEG (Nanjing) Semiconductor Materials Co., Ltd., dated March 20, 2013

4.46*	English Translation of Purchase Order between CEEG (Shanghai) Solar Science Technology Co., Ltd. and CSUN Eurasia Energy Systems Industry and Trade Inc., undated

4.47*	Sales Contract between China Sunergy Europe GmbH and AEE Renewables UK 6 Limited dated as of February 22, 2013

4.48*	Sales Contract between China Sunergy Europe GmbH and AEE Renewables UK 7 Limited dated as of February 22, 2013

4.49*	Sales Contract between CSUN Eurasia Energy Systems Industry and Trade Inc. and China Sunergy Europe GmbH, dated as of May 16, 2013

4.50*	Sales Contract between CSUN Eurasia Energy Systems Industry and Trade Inc. and China Sunergy Europe GmbH, dated as of August 29, 2013

4.51*	Framework Purchase and Supply Agreement between CSUN Eurasia Energy System and China Sunergy(Nanjing) Co.,Ltd, dated as of March 29, 2013

4.52*	Purchase Framework Agreement between China Sunergy(Nanjing) Co.,Ltd and CSUN Trading (HongKong) Co., Limited, dated as of April 7, 2013

Exhibit Number	Description of Document

4.53*	English Translation of In-door Workplace Lease Agreement between CSUN Eurasia Energy Systems Industry and Trade Inc. and Dasbas-Istanbul Industry and Free Trade Zone Founder and Operator Inc. Co., dated as of November 14, 2012

4.54*	English Translation of In-door Workplace Lease Agreement between CSUN Eurasia Energy Technologies Industry and Trade Inc. and Dasbas-Istanbul Industry and Free Trade Zone Founder and Operator Inc. Co., dated as of November 14, 2012

4.55*	English Translation of Wafer Sales Contract between China Sunergy (Nanjing) Co., Ltd. and CEEG (Nanjing) Semiconductor Materials Co., Ltd. dated as of November 4, 2013

4.56*	English Translation of CSUN Wafer (Material) Purchase Order between CEEG (Nanjing) Semiconductor Materials Co., Ltd.and China Sunergy (Nanjing) Co., Ltd. dated as of July 12, 2013

4.57*	English Translation of CSUN Wafer (Material) Purchase Order between CEEG (Nanjing) Semiconductor Materials Co., Ltd. and China Sunergy (Nanjing) Co., Ltd. dated as of August 26, 2013

4.58*	English Translation of CSUN Wafer (Material) Purchase Order between CEEG (Nanjing) Semiconductor Materials Co., Ltd. and China Sunergy (Nanjing) Co., Ltd. dated as of August 28, 2013

4.59*	English Translation of Sales Contract for Goods in the Group between CSUN Trading (HongKong) Co., Limited and China Sunergy Europe GmbH, dated as of August 2, 2013

4.60*	English Translation of Processing Agreement between China Sunergy (Nanjing) Co., Ltd. and CEEG (Nanjing) New Energy Co., Ltd., dated as of August 4, 2012

4.61*	Sales Contract between CSUN Eurasia Energy Systems Industry and Trade Inc. and China Sunergy Europe GmbH dated July 24, 2013

4.62*	English Translation of CSUN Wafer (Material) Purchase Order between CEEG (Nanjing) Semiconductor Materials Co., Ltd. and China Sunergy (Nanjing) Co., Ltd., dated March 18, 2013

4.63*	Framework Agreement for Purchase of CSUN between CSUN Trading (HongKong) Co., Limited and China Sunergy(Nanjing) Co., Ltd, undated

4.64*	Framework Agreement for Purchase of CSUN between CSUN Trading (HongKong) Co., Limited and China Sunergy(Nanjing) Co., Ltd, undated

4.65*	Purchase Order between CEEG (Nanjing) Renewable Energy Co., Ltd. and CSUN Eurasia Energy Systems Industry and Trade Inc., undated

4.66*	Purchase Order between CEEG (Shanghai) Solar Science Technology Co., Ltd. and CSUN Eurasia Energy Systems Industry and Trade Inc., undated

4.67*	Purchase Order between CEEG (Nanjing) Renewable Energy Co., Ltd. and CSUN Eurasia Energy Systems Industry and Trade Inc., undated

4.68*	Purchase Order between CEEG (Shanghai) Solar Science Technology Co., Ltd. and CSUN Eurasia Energy Systems Industry and Trade Inc., undated

4.69*	English Translation of Agreement on Concerted Action between Bank and Enterprise by and among Bank of Nanjing Co., Ltd., Jiangsu Branch of China Development Bank Co., Ltd., Jiangsu Branch of China Construction Bank Co., Ltd., Jiangsu Branch of Bank of Communications, Nanjing Branch of China Merchants Bank Co., Ltd., Nanjing Branch of China Everbright Bank Co., Ltd., China Sunergy (Nanjing) Co., Ltd., CEEG (Nanjing) Renewable Energy Co., Ltd., CEEG (Shanghai) Solar Science Technology Co., Ltd., CSUN Trading (Hong Kong) Co., Limited, dated October 14, 2013.

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description of Document

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman (Cayman) Limited.

15.2*	Consent of Jun He Law Offices.

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm.
101**	INS XBRL Instance Document.

101**	SCH XBRL Taxonomy Extension Schema Document.

101**	CAL XBRL Taxonomy Extension Calculation Linkbase Document.

101**	DEF XBRL Taxonomy Extension Definition Linkbase Document.

101**	LAB XBRL Taxonomy Extension Label Linkbase Document.

101**	PRE XBRL Taxonomy Extension Presentation Linkbase Document.

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

Date: April 29, 2014

CHINA SUNERGY CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Sunergy Co., Ltd.:

We have audited the accompanying consolidated balance sheets of China Sunergy Co., Ltd. (the "Company") and subsidiaries (collectively referred to as the "Group") as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2013 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

Nanjing, China

April 29, 2014

CHINA SUNERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data)

	December 31,
	2012	2013
	$	$
ASSETS

Current assets:
Cash and cash equivalents	183,312,417	54,295,577
Restricted cash	226,610,884	194,195,634
Accounts receivable, net of allowance for doubtful accounts of $63,006,093 and $64,940,205 in 2012 and 2013, respectively	77,188,944	81,405,181
Notes receivable	-	741,025
Advance to suppliers	5,320,346	7,193,667
Amounts due from related parties	67,006,828	83,986,853
Inventories	83,855,621	44,657,654
Project assets	4,761,014	10,154,775
Deferred tax assets	1,727,054	1,922,242
VAT receivable	18,837,716	11,222,644
Restricted cash-collateral account	2,097,340	-
Convertible senior notes issuance cost	15,934	-
Prepaid expense and other current assets	7,737,138	10,274,408

Total current assets	678,471,236	500,049,660

Property, plant and equipment, net	205,706,724	223,624,186
Prepaid land use rights	28,547,417	27,884,740
Intangible assets, net	1,986,621	-
Deferred tax assets	5,455,564	7,490,636
Other long-term assets	2,917,781	5,603,724

TOTAL ASSETS	923,085,343	764,652,946

CHINA SUNERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data)

	December 31,
	2012	2013
	$	$

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings	463,554,185	304,827,038
Current portion of long-term debt	48,865,064	35,427,888
Accounts payable	128,347,074	97,029,603
Notes payable	38,495,824	39,899,624
Amounts due to related parties	70,582,470	11,797,519
Accrued payroll and welfare	3,501,553	3,300,135
Advance from customers	3,776,384	5,377,783
Accrued expenses and other current liabilities	10,121,517	11,462,484
Deferred tax liability	518,592	6,133
Income tax payable	338,209	3,368,274
Collateral account payable	2,097,340	-
Convertible senior notes	1,500,000	-

Total current liabilities	771,698,212	512,496,481
Long-term debt	122,859,120	265,975,939
Deferred tax liability	437,507	444,909
Accrued warranty cost	17,163,711	20,129,274
Other liabilities	4,606,816	9,992,788

Total liabilities	916,765,366	809,039,391

Commitments and contingencies (Note 17)

Equity (deficit):
Ordinary shares (par value $0.0001; 463,247,600 shares authorized, 267,287,253 shares issued and outstanding as of December 31, 2012 and 240,701,253 issued and outstanding as of December 31, 2013)	26,729	24,070
Additional paid-in capital	185,367,042	185,367,042
Treasury shares (at par value of $0.0001)	-	2,659
Accumulated deficit	(214,587,069)	(265,196,150)
Accumulated other comprehensive income	35,523,388	36,070,581

Total equity (deficit) attributable to China Sunergy Co., Ltd.	6,330,090	(43,731,798)
Noncontrolling interest	(10,113)	(654,647)
Total equity (deficit)	6,319,977	(44,386,445)

TOTAL LIABILITIES AND EQUITY (DEFICIT)	923,085,343	764,652,946

CHINA SUNERGY CO., LTD.

CONSOLIDATED statementS of operations

(In U.S. dollars, except for share data)

	Years ended December 31,
	2011	2012	2013
	$	$	$

Sales to third parties	556,121,653	286,889,060	306,334,566
Sales to related parties	10,170,102	5,832,301	9,851,128

Total revenues	566,291,755	292,721,361	316,185,694

Cost of sales to third parties	(556,741,244)	(288,004,932)	(291,372,403)
Cost of sales to related parties	(7,732,879)	(5,909,231)	(9,601,302)

Cost of revenues	(564,474,123)	(293,914,163)	(300,973,705)

Gross profit (loss)	1,817,632	(1,192,802)	15,211,989

Selling and marketing expenses	(19,148,678)	(20,055,854)	(16,416,359)
General and administrative expenses	(41,182,119)	(75,874,984)	(30,010,529)
Research and development expenses	(6,718,265)	(8,608,874)	(6,022,357)
Goodwill impairment loss	(14,806,586)	-	-

Total operating expenses	(81,855,648)	(104,539,712)	(52,449,245)

Loss from operations	(80,038,016)	(105,732,514)	(37,237,256)
Interest expense	(23,458,361)	(28,838,328)	(28,805,652)
Interest income	2,505,432	6,154,813	6,586,276
Changes in fair value of derivatives	(5,173,903)	(369,309)	-
Other income (expense), net	(1,899,809)	11,486,938	8,974,787

Loss before income taxes	(108,064,657)	(117,298,400)	(50,481,845)
Income tax benefit (expense)	13,771,962	(16,295,221)	(1,127,627)

Net loss	(94,292,695)	(133,593,621)	(51,609,472)

Less: Net loss attributable to noncontrolling interest	-	(12,957)	(1,000,391)

Net loss attributable to ordinary shareholders of China Sunergy Co., Ltd.	(94,292,695)	(133,580,664)	(50,609,081)

Net loss per share:
Basic and diluted	$(0.39)	$(0.55)	$(0.20)

Share used in calculating basic and diluted loss per share	240,701,253	240,701,253	255,102,003

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED statementS of COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars)

	Years ended December 31,
	2011	2012	2013
	$	$	$

Net loss	(94,292,695)	(133,593,621)	(51,609,472)
Other comprehensive income:
Foreign currency translation adjustments, net of tax impact of nil, for 2011, 2012 and 2013	6,678,512	824,167	584,066
Total comprehensive loss	(87,614,183)	(132,769,454)	(51,025,406)
Less:
Comprehensive loss attributable to noncontrolling interest	-	(12,913)	(963,518)

Comprehensive loss attributable to ordinary shareholders of China Sunergy Co., Ltd.	(87,614,183)	(132,756,541)	(50,061,888)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars, except for share data)

						Retained	Accumulated
			Additional			earnings	other
			paid-in			(accumulated	comprehensive	Noncontrolling
	Ordinary shares		capital	Treasury shares		deficit)	income	interest	Total
	Number	$	$	Number	$	$	$	$	$

Balance at January 1, 2011	267,287,253	26,729	185,475,047	-	-	13,286,290	28,020,753	-	226,808,819

Share-based compensation	-	-	(108,222)	-	-	-	-	-	(108,222)
Net loss	-	-	-	-	-	(94,292,695)	-	-	(94,292,695)
Other comprehensive income	-	-	-	-	-	-	6,678,512	-	6,678,512

Balance at December 31, 2011	267,287,253	26,729	185,366,825	-	-	(81,006,405)	34,699,265	-	139,086,414

Share-based compensation	-	-	217	-	-	-	-	-	217
Net loss	-	-	-	-	-	(133,580,664)	-	(12,957)	(133,593,621)
Other comprehensive income	-	-	-	-	-	-	824,123	44	824,167
Noncontolling interest capital injection	-	-	-	-	-	-	-	2,800	2,800

Balance at December 31, 2012	267,287,253	26,729	185,367,042	-	-	(214,587,069)	35,523,388	(10,113)	6,319,977

Net loss	-	-	-	-	-	(50,609,081)	-	(1,000,391)	(51,609,472)
Other comprehensive income	-	-	-	-	-	-	547,193	36,873	584,066
Noncontolling interest capital injection	-	-	-	-	-	-	-	318,984	318,984
Return of the shares under
Share Lending Agreement	(26,586,000)	(2,659)	-	26,586,000	2,659	-	-	-	-

Balance at December 31, 2013	240,701,253	24,070	185,367,042	26,586,000	2,659	(265,196,150)	36,070,581	(654,647)	(44,386,445)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2011	2012	2013
	$	$	$

Operating activities:
Net loss	(94,292,695)	(133,593,621)	(51,609,472)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	20,600,715	19,872,497	22,663,879
Bad debt provision	12,267,390	47,400,809	500,329
Share-based compensation	(108,222)	217	-
Loss from disposal of property, plant and equipment	1,211,206	10,152	156,593
Goodwill impairment loss	14,806,586	-	-
Inventory write-down	7,765,270	6,925,478	1,663,051
Loss on changes in fair value of derivatives	5,173,903	369,309	-
Gain on repurchase of convertible senior notes	(7,440,000)	(10,348,750)	-
Amortization of convertible senior notes issuance cost and Share Lending Agreement	1,630,061	964,749	15,934
Gain on disposal of subsidiaries	-	-	(2,196,198)
Others	(223,638)	152,554	112,339

Changes in operating assets and liabilities:
Accounts receivable and notes receivable	(99,447,828)	27,649,693	(6,891,374)
Amounts due from related parties	12,321,646	(36,750,808)	(16,980,025)
Advance to suppliers	3,084,559	48,681	(1,873,321)
Inventories	20,491,706	(46,803,682)	37,534,916
Project assets	(9,203,936)	4,442,922	(5,393,761)
Prepaid expenses and other current assets and VAT receivable	(28,866,090)	20,023,346	7,046,015
Other long-term assets	(4,841,421)	2,899,490	(2,798,282)
Deferred tax assets	(17,460,955)	15,955,998	(2,735,317)
Accounts payable and notes payable	17,775,265	49,643,649	(27,101,093)
Amount due to related parties	47,037,344	12,972,949	(58,784,951)
Accrued expenses and other liabilities and Advance
from suppliers	6,191,965	5,434,253	495,461
Income tax payable	(8,766,593)	2,942,606	3,030,065
Prepaid land use rights	(12,618,645)	(5,825,188)	-

Net cash used in operating activities	(112,912,407)	(15,612,697)	(103,145,212)

Investing activities:
Purchases of property, plant and equipment	(60,676,805)	(44,288,415)	(40,901,214)
Subsidy received from local government to purchase plant and equipment	-	3,018,154	6,418,016
Proceeds from disposal of property, plant and equipment	26,933	-	-
Proceeds from disposal of subsidiaries	-	-	4,264,462
Change in restricted cash	553,448	(142,176,204)	32,415,250

Net cash provided by (used in) investing activities	(60,096,424)	(183,446,465)	2,196,514

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2011	2012	2013
	$	$	$
Financing activities:

Capital injection from noncontrolling interest	-	-	318,984
Repurchase of convertible senior notes	(9,060,000)	(15,651,250)	(1,500,000)
Proceeds from short-term bank borrowings	587,785,523	653,773,767	614,276,765
Proceeds from long-term bank borrowings	204,792,588	46,137,937	62,370,160
Repayment of bank borrowings	(522,582,754)	(513,096,521)	(706,361,235)

Net cash provided by (used in) financing activities	260,935,357	171,163,933	(30,895,326)

Effect of exchange rate changes on cash and cash equivalents	15,084,268	1,728,782	2,827,184

Net increase (decrease) in cash and cash equivalents	103,010,794	(26,166,447)	(129,016,840)

Cash and cash equivalents at the beginning of the year	106,468,070	209,478,864	183,312,417

Cash and cash equivalents at the end of the year	209,478,864	183,312,417	54,295,577

Supplemental disclosure of cash flow information:

Interest paid, net of interest capitalized	23,157,984	27,671,213	27,501,427

Income taxes paid	12,455,586	1,014	832,879

Supplemental disclosure of non-cash investing activities:
Restricted cash collateral received (paid) in connection with Share Lending Agreement	(16,867,340)	443,100	(2,097,340)
Purchase of property, plant and equipment included in accounts payable	8,699,797	21,972,470	19,159,892

The accompanying notes are an integral part of the consolidated financial statements.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

As of December 31, 2013, the Company’s subsidiaries include the following entities:

		Date of
		Incorporation	Percentage of
Subsidiaries' Name	Principal Activities	or acquisition	Ownership	Place of Incorporation

China Sunergy Co., Ltd.	Investment Holding	January 27, 2006	100%	British Virgin Islands
("China Sunergy BVI")
China Sunergy (Hong Kong) Co.,Limited	Investment Holding	December 7, 2007	100%	Hong Kong
("Sunergy Hong Kong")
China Sunergy Europe Gmbh	Marketing Service	November 27, 2007	100%	Germany
China Sunergy (Nanjing) Co., Ltd.	Solar cells manufacturing	August 2, 2004	100%	PRC
("Sunergy Nanjing")
China Sunergy (Shanghai) Co., Ltd.	Solar cells manufacturing	November 1, 2007	100%	PRC
("Sunergy Shanghai")
CEEG (Shanghai) Solar Science	Modules manufacturing	November 1, 2010	100%	PRC
Technology Co., Ltd. ("SST")
CEEG (Nanjing) Renewable	Modules manufacturing	November 1, 2010	100%	PRC
Energy Co., Ltd ("NRE")
China Sunergy (US) Clean Tech Inc	Sales & Marketing service	April 8, 2011	100%	US
CSUN Trading (Hong Kong)	Trading	May 4, 2011	100%	Hong Kong
Co., Limited
China Sunergy (Yangzhou) Co., Ltd	Solar cell	June 30, 2011	100%	PRC
	Manufacturing and R&D
China Sunergy Luxembourg S.A	Photovoltaic project's	August 5, 2011	100%	Luxembourg
	Engineering & sales
CSUN International (Hong Kong)	100%	Hong Kong
Co., Ltd	Invest Holding	March 22, 2012
CSUN Holding (Luxembourg) s.a.r.l	Invest Holding	April 26, 2012	100%	Luxembourg
CSUN Renewable Energy
(France) S.A.R.L	Marketing service	May 29, 2012	100%	France
CSUN Holding UK LTD	Photovoltaic project's	July 17, 2012	100%	UK
	Engineering & sales
CSUN Italy S.R.L	Marketing service	August 29, 2012	100%	Italy
AEE Renewable UK 6 Limited	Photovoltaic Project	October 30, 2012	100%	UK
AEE Renewable UK 7 Limited	Photovoltaic Project	October 30, 2012	100%	UK
CSUN Eurasia Energy Systems	Modules manufacturing	November 12, 2012	80%	Turkey
Industry and Trade Inc.
CSUN Eurasia Energy Technologies	Solar cells manufacturing	November 12, 2012	80%	Turkey
Industry and Trade Inc.
Lianyungang Yuanhui Solar Power	Photovoltaic project's	July 15, 2013	100%	PRC
	Engineering and sales

The Group established CSUN Eurasia Energy Systems Industry and Trade Inc. and CSUN Eurasia Energy Technologies Industry and Trade Inc. with 20% noncontrolling interest contributed by another Turkey entity in 2012 and began to ship solar power products in June 2013.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to generate cash flows from operations, and the Group’s ability to arrange adequate financing arrangements, including the renewal or rollover of its bank borrowings, to support its working capital requirements.

The following factors raise doubt about the Group's ability to continue as a going concern for the foreseeable future.

•	The solar industry is being negatively impacted by a number of factors including excess capacity, reduction of government incentives in key solar markets, higher import tariffs and the European debt crisis. These factors have contributed to declining average selling prices for the Group's products. Since December 31, 2011, the Group's average selling price of modules has fallen from $1.36/watt to $0.59/watt in 2013.

•	For the year ended December 31, 2013, the Group incurred an operating loss of $39.9 million and for the year ended December 31, 2012 a loss from operations of $105.7million.

•	During the year December 31, 2013, the Group experienced negative cash flow of $103.1 million from operations.

•	As of December 31, 2013, the Group's current liabilities exceed its current assets by $12.4 million. While the Group had cash and cash equivalents of $54.3 million and restricted cash of $194.2 million, it had short-term bank borrowings of $304.8 million, all due within one year and the current portion of long-term debt amounting to $35.4 million.

These factors are mitigated by the following plans and actions:

•	The Group has entered into a written agreement with six commercial banks who agreed to continue providing financial support to the Group, including extensions and renewals of existing loans, representing 67% of the total outstanding loans from these banks as of December 31, 2013.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(a)	Basis of presentation - continued

•	While there can be no assurance that the Group will be able to refinance its short-term bank borrowings as they become due, historically, the Group has renewed or rolled over most of its short-term bank loans upon the maturity date of the loans and has assumed it will continue to be able to do so. From January 1, 2014 to March 31, 2014, the Group renewed short-term bank borrowings of $93.9 million.

•	The Group has taken a number of cost reduction initiatives. Since the second half of 2011, the Group has implemented its business strategy of cost reduction through research and development efforts at each stage of its vertically integrated manufacturing process and economies of scale through expanding its solar module business.

•	The Group has successfully expanded a portion of its manufacturing to Europe through establishing plants to manufacture and sell solar products in Turkey. The Group believes the overseas production capacities will enable them to stay closer to the European market than certain of their competitors which only conduct manufacturing operations in China, capture business opportunities in emerging solar power markets like Turkey and neighboring countries and mitigate the adverse effect on our sales to European countries caused by anti-dumping and countervailing duties that may be imposed.

Based on the above factors, management believes that adequate sources of liquidity will exist to fund the Group’s working capital and capital expenditures requirements, and to meet its short-term debt obligations, other liabilities and commitments as they become due.

(b)	Basis of consolidation

The consolidated financial statements include the assets, liabilities, revenues and expenses of the Group. All intercompany transactions and balances have been eliminated on consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the consolidated financial statements include valuation allowances of deferred tax assets, contingent liabilities related to outstanding legal proceedings, inventory valuation, allowance on accounts receivable and supplier advances, provision of warranty costs, assumptions used in calculating the fair value of foreign exchange forward contracts, forfeiture rate of options, the useful lives for property plant and equipment, intangible assets, impairment of long-lived assets and goodwill.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Inventories are stated at the lower of cost or market value. Cost of purchased raw material is determined using the weighted-average method and cost of work-in-progress and finished good is determined using standard cost method.

The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required.

(h)	Project assets

Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to the sale of the solar power project. These costs include modules and development costs. While the project assets are not constructed for a specific customer, the Group intends to sell the project assets upon their completion. Due to the development, construction, and sale timeframe of the Group’s solar projects, they are expected to be sold within the next 12 months and are classified as current assets.

Project assets consisted of the following:

	At December 31,
	2012	2013
	$	$

Project assets – Module cost	-	2,816,687
Project assets – Development	4,761,014	7,338,088

Total	4,761,014	10,154,775

The Group reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, the Group considers a number of factors, including changes in environmental, ecological, permitting, or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. There was no impairment charge recognized during the years ended December 31, 2012 and 2013.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Costs incurred in constructing new facilities, including progress payments and other costs related to construction, are capitalized and transferred to property, plant and equipment on completion, at which time depreciation commences. Interest cost incurred and capitalized in respect of construction of new facilities amounted to $1,290,561, $3,180,454 and $3,816,232 for the years ended December 31, 2011, 2012 and 2013, respectively.

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

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets less liabilities acquired. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management performs its annual goodwill impairment test in November.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(l)	Goodwill

In 2011, the Group fully impaired the goodwill of $14.8 million based on the annual goodwill impairment test results. No impairment of goodwill was recorded in 2012 or 2013.

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

There was no impairment charge recognized during the years ended December 31, 2011, 2012 and 2013.

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

The Group recorded a loss of $5.2 million, $0.4 million and nil relating to foreign exchange forward contracts that did not qualify for hedge accounting for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2012 and 2013, the Group had outstanding foreign exchange forward contracts with notional amounts of $6.6 million and nil, respectively, with an estimated fair value of ($0.1) million and nil, respectively. These forward contracts are recorded in prepaid expense and other current assets or accrued expense and other current liabilities on the consolidated balance sheet and the gain (loss) is recorded in changes in fair value of derivatives on the consolidated statements of operations.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The Group determines whether or not a tax position is "more-likely-than-not" of being sustained upon audit based solely on the technical merits of the position. The Company records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. At December 31, 2011, 2012 and 2013, the Group had recorded no uncertain tax benefits. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

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

Customers do not have any general rights of return, but may be allowed to exchange for goods that are not defective for a 30 to 45 day period. The Group has recorded the estimated replacement costs, which have been immaterial for all periods presented, in cost of revenue upon recognition of revenue. A portion of the Group's sales to domestic customers require the customers to prepay before delivery has occurred. Such prepayments are recorded as advance from customers in the consolidated balance sheets until delivery has occurred. A majority of the Group’s contracts with overseas customers are written such that the customer takes title and assumes the risks and rewards of ownership of the products upon shipment. Accordingly, the Group recognizes revenue upon documentary evidence of shipment, assuming all other criteria have been met.

Taxes collected from customers and remitted to governmental authorities are excluded from revenues and such taxes are presented on a net basis.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(q)	Buy-and-sell arrangements

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

In 2013, the Group entered into arrangements wherein the Group purchases accessorial raw material and sells modules or purchases solar cells and sells solar wafers to the same counterparties. These arrangements are to maintain the quantity and quality of the silicon cell and other accessorial material supply, which are a key input into the production of solar modules.

Based on the substance of the arrangements, the Group records such transactions at the market value.

Transactions under buy-and-sell arrangement are as follows:

	Years ended December 31,
	2011	2012	2013
	$	$	$
Sell:
Solar wafer	1,126,939	7,459,649	155,869
Solar cell	2,409,196	-	-
Solar module	-	1,148,789	1,790,579
Purchase:
Raw material	-	-	2,704,839
Solar cell	6,562,641	26,887,923	382,716
Solar module	12,523,974	-	-

(r)	Cost of revenue

Cost of revenue includes production and indirect costs, as well as warranty costs.

(s)	Research and development

Research and development costs are expensed when incurred.

(t)	Advertising expenses

Advertising costs are expensed as incurred. The Group incurred advertising costs amounting to $1,756,612, $2,665,486 and $938,330 for the years ended December 31, 2011, 2012 and 2013, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(u)	Shipping and handling cost

Shipping and handling cost for products sold are expensed as incurred and included in sales and marketing expense. The Group incurred shipping and handling cost amounting to $4,172,910, $3,747,564 and $4,890,611 for the years ended December 31, 2011, 2012 and 2013, respectively.

(v)	Warranty cost

Solar modules are typically sold with up to 25 year warranty against specified declines in the initial minimum power generation capacity at the time of sale. In addition, the Group provides warranty for solar modules against defects in materials and workmanship for a period of five years or ten years from the date of sale.

The Group currently accrues for all product warranties on a cumulative basis, based on its best estimate to date. The Group estimates the cost of warranties to be approximately 1.0% of solar module sales and includes that amount in cost of revenues. The Group makes such estimate based on a number of factors including; i) the nature of the warranties provided, which are consistent with industry practice, ii) actual claim expenses incurred, iii) internal testing results, and iv) other assumptions that affect estimates of warranty costs, including industry data for warranty claim activities and academic research. The Group acknowledges that such estimates require significant judgment and the Group will continue to analyze its claim history, academic research and internal testing results and the performance of its products compared to the Group's competitors in determining the adequacy of warranty accruals. An increase or decrease of 0.1% accrual rate, applicable to sales of solar module, would have resulted in a corresponding increase or decrease in warranty expense of $0.3 million for the year ended December 31, 2013.

The movement of the Group's accrued warranty costs is summarized below:

	Years ended December 31,
	2011	2012	2013
	$	$	$

Beginning balance	8,630,604	14,763,321	17,163,711
Addition	6,233,291	2,760,248	3,366,686
Claimed	(100,574)	(359,858)	(401,123)

Ending balance	14,763,321	17,163,711	20,129,274

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(w)	Government grants

Government grants are recognized when received and all the conditions for their receipt have been met.

Specifically, government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets are recognized as other liabilities in the consolidated balance sheet and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets. In 2013, the Company received government grants of $5.4 million for the purchase of non-current assets.

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. In 2013, approximately $1.9 million government grants were recognized as income and $0.2 million were recognized as an offset to research and development expenses.

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

The financial records of the Group’s subsidiaries are maintained in their local currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statements of comprehensive income (loss).

(y)	Comprehensive loss

Comprehensive loss includes all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net loss and foreign currency translation adjustments.

(z)	Foreign currency risk

The functional currency of the Group’s subsidiaries which operate in the PRC is Renminbi (“RMB”). The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group's aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to USD equivalent of $278,303,903 and $209,116,209 at December 31, 2012 and 2013, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The following table sets forth the changes in allowance for doubtful accounts:

	Years ended December 31,
	2011	2012	2013
	$	$	$

Opening balance	(3,213,378)	(15,869,894)	(63,006,093)
Addition	(12,267,390)	(47,400,809)	(10,337,119)
Reversal	-	-	9,836,790
Write-off	86,052	361,049	-
Effect of exchange rate change in foreign currency	(475,178)	(96,439)	(1,433,783)

Ending balance	(15,869,894)	(63,006,093)	(64,940,205)

The reversal of $9.8 million was due to the collection of accounts receivable for which bad debt provision was recorded prior to 2013. The reversal was recorded as an offset to general and administrative expense in the consolidated statement of operations.

There are no third party customers accounting for 10% or more of total revenue for the years ended December 31, 2011, 2012 or 2013.

Accounts receivable from customers accounting for 10% or more of total gross accounts receivable are as follows:

Name of Customer	At December 31,
	2012	2013

Company A	22%	22%
Company B	*	11%

* Less than 10%

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(bb)	Net loss per share

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

For the years ended December 31, 2011, 2012 and 2013, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Years ended December 31,
	2011	2012	2013
	$	$	$

Outstanding options and restricted shares	676,744	344,190	297,120
Assumed conversion of convertible senior notes	13,414,632	4,811,408	-

Total	14,091,376	5,155,598	297,120

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years ended December 31,
	2011	2012	2013

Net loss attributable to ordinary shareholders- for the calculation of basic loss per share	$(94,262,695)	$(133,580,664)	$(50,609,081)

Net loss attributable to ordinary shareholders- for the calculation of diluted loss per share	$(94,292,695)	$(133,580,664)	$(50,609,081)

Weighted–average ordinary shares outstanding- for the calculation of basic loss per share	240,701,253	240,701,253	255,102,003

Weighted–average ordinary shares outstanding- for the calculation of diluted loss per share	240,701,253	240,701,253	255,102,003

Net loss per share:
Basic	$(0.39)	$(0.55)	$(0.20)

Diluted	$(0.39)	$(0.55)	$(0.20)

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(cc)	Share-based compensation

The Group recognizes the services received in exchange for awards of equity instruments based on the grant-date fair value of the award as determined by the Binomial option pricing model, net of estimated forfeitures. The estimated compensation cost is recognized using the straight-line method over the period the recipient is required to provide services per the conditions of the award. See Note 14, “Share-Based Compensation”, for further details.

(dd)	Recently issued accounting pronouncements

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption will not have a material impact on the Company’s consolidated financial statements.

3.	INVENTORIES

Inventories consist of the following:

	At December 31,
	2012	2013
	$	$

Raw materials	31,080,141	11,170,602
Work-in-process	9,379,249	12,528,549
Finished goods	43,396,231	20,958,503

Inventories	83,855,621	44,657,654

In 2011, 2012 and 2013, inventories were written down by $7,765,270, $6,925,478 and $1,663,051, respectively, to reflect the lower of cost or market adjustments.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

4.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, consist of the following:

	At December 31,
	2012	2013
	$	$

Buildings	24,236,755	62,472,729
Plant and machinery	133,014,758	144,361,757
Furniture, fixtures and equipment	10,524,286	14,117,389
Motor vehicles	1,617,620	1,665,289

	169,393,419	222,617,164
Less: Accumulated depreciation	(69,220,427)	(88,912,568)

	100,172,992	133,704,596
Construction in process	105,533,732	89,919,590

Property, plant and equipment, net	205,706,724	223,624,186

Depreciation expense was $17,513,454, $16,382,485 and $20,014,581 for the years ended December 31, 2011, 2012 and 2013, respectively.

Construction in progress primarily represents the construction of a research and development building that include several new production lines and the machinery under installation.

5.	PREPAID LAND USE RIGHTS

	At December 31,
	2012	2013
	$	$

Prepaid land use rights, cost	30,086,477	30,086,477
Less: Accumulated amortization	(1,539,060)	(2,201,737)

Prepaid land use rights, net	28,547,417	27,884,740

In 2012, the Group acquired a land use right in Nanjing, Jiangsu Province from its related party, in the amount of $5.8 million, for its planned future expansion of its solar module manufacturing capacity.

Amortization expense was $300,536, $637,687 and $662,677 for the years ended December 31, 2011, 2012 and 2013.

In 2014, 2015, 2016, 2017 and 2018, the Group will record annual amortization expense of approximately $654,445.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

6.	INTANGIBLE ASSETS, NET

	At December 31,
	2012	2013
	$	$

Customer relationships	8,073,439	8,073,439
Order backlog	44,852	44,852
Others	4,485	4,485
	8,122,776	8,122,776
Less: Accumulated amortization	(6,136,155)	(8,122,776)

Total	1,986,621	-

Intangible assets were acquired in 2010 through the business acquisition, and amortization expense was $2,786,725, $2,852,325 and $1,986,621 for the years ended December 31, 2011, 2012 and 2013, respectively.

7.	BANK BORROWINGS

	At December 31,
	2012	2013
	$	$

Short-term bank borrowings	463,554,185	304,827,038
Current portion of long-term borrowings	48,865,064	35,427,888
Long-term bank borrowings	122,859,120	265,975,939

Total	635,278,369	606,230,865

The Group's short-term bank borrowings had annual average interest rates of 6.35% and 7.01% in year 2012 and 2013, respectively. These loans represent borrowings of the Group from various financial institutions. Each of these borrowings has a term of six months to one year, and expires at various times throughout the year.

The Group's long-term bank borrowings had annual average interest rates of 4.61% and 4.74% in year 2012 and 2013, respectively. These loans represent borrowings of the Group from China Development Bank, China Import & Export Bank , Bank of Nanjing, Shanghai Rural Commercial Bank, Agricultural Bank of China (Hong Kong Branch) and Deniz Bank, with a term of thirteen months to nine years, which would expire between 2015 and 2018.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

7.	BANK BORROWINGS - continued

The short-term bank borrowings (in millions) were guaranteed by:

	At December 31,
	2012	2013
	$	$

Fixed deposit	179.8	211.1
China Electric Equipment Group Co., Ltd. and Group Chairman Mr. Tingxiu Lu	69.2	16.4
China Electric Equipment Group Co., Ltd., CEEG (Jiangsu) Ltd., CEEG (Nanjing) Special Transformer Co., Ltd. and Group Chairman Mr. Tingxiu Lu and his wife Mrs Guilan Shi	-	16.4
Jiangsu Xinde Asset Management Co., Ltd. and Group Chairman Mr. Tingxiu Lu and his wife Mrs Guilan Shi	-	16.4
China Electric Equipment Group Co., Ltd., Group Chairman Mr. Tingxiu Lu and mechinery	-	16.1
CEEG(Jiangsu) Ltd. and Group Chairman Mr. Tingxiu Lu	-	8.2
Construction in progress	1.9	4.9
China Electric Equipment Group Co., Ltd., Group Chairman Mr. Tingxiu Lu and his wife Mrs Guilan Shi	-	6.6
China Electric Equipment Group Co., Ltd., CEEG (Nanjing) Special Transformer Co., Ltd. and Group Chairman Mr. Tingxiu Lu	-	3.3
Songjiang District SME Credit Guarantee Center	-	3.3
Shareholder of subsidiaries in Turkey	-	0.5
Group Chairman Mr. Tingxiu Lu and his stock rights in China Electric Equipment Group Co., Ltd.	50.0	-
Bank of Nanjing and China Electric Equipment Group Co., Ltd.	39.8	-
China Electric Equipment Group Co., Ltd. and Jiangsu Xinde Asset Management Co., Ltd.	19.7	-
Jiangsu Xinde Asset Management Co., Ltd.	20.3	-

Land use right and machinery	7.2	-

Total	387.9	303.2

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

7.	BANK BORROWINGS - continued

The Group’s long-term bank borrowings (in millions) were guaranteed by:

	At December 31,
	2012	2013
	$	$

Group Chairman Mr. Tingxiu Lu and his stock rights in Jiangsu Xinde Asset Management Co., Ltd.	-	100.0
Land use right and machinery	50.2	42.5
Group Chairman Mr. Tingxiu Lu and his stock rights in China Electric Equipment Group Co., Ltd.	-	50.0
CEEG (Jiangsu) Limited, China Electric Equipment Group Co., Ltd., and CEEG (Nanjing) Special Transformer Co., Ltd.'s real estate	-	32.8
China Electric Equipment Group Co., Ltd., CEEG (Jiangsu) Limited, and Group Chairman Mr. Tingxiu Lu	-	30.6
Fixed deposit	-	26.8
Construction in progress	10.8	11.1
China Electric Equipment Group Co., Ltd. and machinery	-	7.5
The Group and CEEG (Nanjing) Special Transformer Co., Ltd.'s real estate, and CEEG (Jiangsu) Limited	31.8	-

Total	92.8	301.3

The Group has short-term credit facilities of $383.0 million from various banks to facilitate its purchase of raw materials, of which $304.8 million were withdrawn with $78.2 million available to use as of December 31, 2013. The bank facilities have no restrictions as to the use of such facilities and contain no financial covenants. These short-term credit facilities are renewable annually upon mutual agreement between the parties.

The Group has a nine-year credit facility of $142.4 million from China Development Bank to facilitate its new 200MW cell production lines and was fully withdrawn as of December 31, 2013.

The Group has a four-year credit facility of $50.0 million used to supplement working capital requirements from China Development Bank, which were fully withdrawn as of December 31, 2013.

The Group has a six-year credit facility of $21.5 million from Shanghai Rural Commercial Bank designed solely for capital expenditure purposes, which had $10.3 million of credit facility available for use as of December 31, 2013.

The Group has three-year credit facilities of $41.0 million and $7.5 million from Bank of Nanjing and Deniz Bank used to supplement working capital requirements, which were fully withdrawn as of December 31, 2013.

The Group has two-year credit facilities of $16.4 million, $11.5 million, $6.6 million and $16.5 million from Bank of Nanjing, China Construction Bank, China Merchants Bank and Agricultural Bank of China (Hong Kong), respectively, which are used to supplement working capital requirements, and $34.5 million of the credit facility are available for use as of December 31, 2013.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

7.	Bank borrowings - continued

The Group has a thirteen-month credit facility of $32.8 million from China Import & Export Bank used to supplement working capital requirements, which were fully withdrawn as of December 31, 2013.

These bank facilities have no restrictions as to their use and contain no financial covenants.

8.	Fair value measurement

Recurring change in fair value

As of December 31, 2012, information about inputs into the fair value measurements of the Group's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at December 31, 2012
	Total	(Level 1)	(Level 2)	(Level 3)
Liability:
Foreign exchange forward contract	$(72,501)		$(72,501)

There were no assets or liabilities that were measured at fair value on a recurring basis as of December 31, 2013.

Non-recurring change in fair value

Given the market capitalization was significantly less than the net asset value as of December 31, 2011, the Group fully impaired the goodwill balance of $14.8 million in year 2011. As of December 31, 2012 and 2013, the Group had no assets or liabilities remeasured at fair value on a non-recurring basis.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

As of December 31, 2013, the carrying amounts of accounts receivable, notes receivable, advance to suppliers, accounts payable, notes payable, advance from customers, amount due from (to) related parties and short-term borrowings approximated their fair values due to their short-term nature.

The carrying amount of the Group's outstanding convertible notes was $1.5 million and nil as of December 31, 2012 and 2013, and the estimated fair value of this debt was $0.2 million and nil as of December 31, 2012 and 2013, respectively, which were estimated using level 2 inputs such as the market quotes of similar issues.

The fair value of long-term borrowings is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as all the long-term debt carry variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

The fair value estimates presented above are based on pertinent information available to management as of December 31, 2012 and 2013, respectively. Although management is not aware of any factors that would significantly affect these fair value estimates, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from the amounts presented.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

9.	Convertible Senior Notes

On July 1, 2008, the Company issued $54.5 million aggregate principal amount (includes $4.5 million from exercise of over-allotment option in full) of Convertible Senior Notes (“Convertible Notes” or “Notes”) due June 15, 2013, with an interest rate of 4.75% per annum, payable in arrears semi-annually on June 15 and December 15, beginning on December 15, 2008. As of December 31, 2013, all such Notes had been repurchased by the Group and none of which were converted.

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

Issuance costs for the Convertible Notes amounted to $4.3 million, and were amortized through interest expense over the beneficiary period from July 2008 to June 2013, using the effective interest rate method. These capitalized costs are reported as deferred assets in Convertible bond issuance cost, and $1.1 million and $0.7 million and $0.01 million was amortized for the year ended December 31, 2011 and 2012 and 2013, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

9.	Convertible Senior Notes - continued

Share Lending Agreement

Concurrent with this offering, 1,477,000 ADSs (the "Loaned Shares") were borrowed by an affiliate of the initial purchaser of the notes pursuant to an ADS lending agreement (the "Share Lending Agreement"), and offered in a transaction registered under the Securities Act. This is designed to facilitate short sales and/or privately negotiated derivative transactions by which investors may elect to hedge their investments in the Convertible Notes.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

9.	Convertible Senior Notes - continued

Share Lending Agreement - continued

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

Although legally issued, the Group has not considered the Loaned Shares issued for accounting purposes. As a result, any cash collateral, to the extent posted by the ADS Borrower, is not considered attributable to the issuance of shares. To the extent cash collateral is posted, the Group recorded the cash as an asset on its balance sheet with an offsetting liability recorded to reflect the collateral receipt as the proceeds of a borrowing. The cash collateral posted as of December 31, 2012 is $2.1 million which is recorded as an asset under restricted cash collateral account with an offsetting liability recorded in collateral accounts payable as of December 31, 2012. As the Convertible Notes matured in June 2013, no asset or liability related to collateral account was recognized as of December 31, 2013.

As of December, 31, 2012, the fair value of outstanding loaned shares was $2.1 million. As the loaned shares are not considered issued for accounting purposes, they were excluded from the number of outstanding ordinary shares used in calculating earnings (loss) per share in 2011 and 2012. As of December 31, 2013, all loaned shares have been returned to the Group, no fair value measurement was required and they were recorded as treasury shares and included in the number of outstanding shares used in calculating loss per share in 2013.

The total issuance costs associated with the share-lending arrangement was $1.9 million. The amortization of the issuance costs was $0.5 million, $0.3 million and $0.01 million for the years ended December 31, 2011, 2012 and 2013, respectively.

In 2011 and 2012, the Group conducted open market repurchases of its Convertible Notes, and repurchased $16.5 million and $26.0 million aggregate principal amount of the Convertible Notes for a total cash consideration of $9.1 million and $15.7 million, respectively. As a result, the Group realized a net gain of $7.4 million and $10.3 million and recorded as other income in 2011 and 2012, respectively. In 2013, the Group settled the remaining $1.5 million of Convertible Notes for cash consideration of $1.5 million when they matured in June 2013.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

10.	Mainland China contribution plan

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total contribution for such employee benefits was $6.1 million, $6.2 million and $5.9 million for the years ended December 31, 2011, 2012 and 2013, respectively.

11.	PROFIT APPROPRIATION

Pursuant to laws applicable to entities incorporated in the PRC, PRC subsidiaries such as Sunergy Nanjing, Sunergy Shanghai, SST, NRE, China Sunergy (Yangzhou) Co., Ltd and Lianyungang Yuanhui Solar Power Co., Ltd are prohibited from distributing their statutory capital and must make appropriations from PRC GAAP after-tax profit to other non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the appropriation to the other funds are at the PRC subsidiaries' discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends, loans or advances to the Company and amounted to RMB49.4 million ($7.9 million) as of December 31, 2012 and 2013. Due to a net loss in 2012 and 2013, PRC subsidiaries made no appropriation to other non-distributable reserve funds. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of RMB1,789.2 million ($284.6 million) at December 31, 2013 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2013, approximately RMB 1,838.6 million ($292.5 million) is not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

12.	OTHER (EXPENSE) INCOME, net

	Years ended December 31,
	2011	2012	2013
	$	$	$

Foreign currency exchange gain (loss), net	(10,649,047)	397,621	(826)
Convertible notes repurchase gain	7,440,000	10,348,750	-
Government grants	565,076	889,239	1,921,965
Gain on disposal of subsidiaries (Note (a))	-	-	2,196,198
Compensation in relation to dispute settlement (Note (b))	-	-	1,790,214
Forgiveness of interest owe to a related party	-	-	2,436,882
Others	744,162	(148,672)	630,354

Total	(1,899,809)	11,486,938	8,974,787

Note:

(a)	The gain on disposal of subsidiaries for the year ended December 31, 2013 arose from disposal of the Company’s wholly owned subsidiaries, Jinchang New Sunshine Solar Power Co., Ltd (“Jinchang New Sunshine”) and Hami Huiteng Solar Power Co., Ltd ("Hami Huiteng").

Jinchang New Sunshine and Hami Huiteng were mainly engaged in photovoltaic project's engineering and sales, and were on their pre-operating stage. During the current year, the Company entered into sale agreements with Changzhou Guangyu New Energy Co., Ltd. and Changzhou Dinghui New Energy Co., Ltd. to dispose of its 100% equity interest in Jinchang New Sunshine and Hami Huiteng, respectively. The disposals were completed on December 10, 2013.

The amount of the consideration for disposal of Jinchang New Sunshine was $1.9 million, of which $1.6 million has been collected. The carrying amount of net assets on the date of disposal was $0.4 million. The Company recorded a disposal gain of US$1.5 million in Other (expense) income, net.

The amount of the consideration for disposal of Hami Huiteng was $4.3 million, of which $2.7 million has been collected. The carrying amount of net assets on the date of disposal was $3.6 million. The Company recorded a disposal gain of US$0.7 million in Other (expense) income, net.

The disposals did not constitute discontinued operations as the Company will continuously be the sole material provider of Jinchang New Sunshine and Hami Huiteng, for the construction of the photovoltaic projects, and therefore, significant cash inflows are expected to be received by the Company as a result of such continuation of activities with Jinchang New Sunshine and Hami Huiteng after the disposal transaction.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

12.	OTHER (EXPENSE) INCOME, net - continued

Note: - continued

(b)	The compensation in relation to dispute settlement is the compensation payment from a supplier due to its failure to provide the Company with solar modules pursuant to the agreement.

13.	Income TAXES

Cayman Islands

China Sunergy Cayman is not subject to tax on income or capital gain according to the current laws of the Cayman Islands.

British Virgin Islands

China Sunergy BVI is not subject to tax on income or capital gain according to the current laws of the British Virgin Islands.

Hong Kong

Sunergy Hong Kong is subject to Hong Kong profit tax at a rate of 16.5% in 2011, 2012 and 2013. CSUN International (Hong Kong) Co., Ltd was incorporated in August 2012 and is subject to Hong Kong profit tax at a rate of 16.5% in 2012 and 2013. No Hong Kong profit tax has been provided as Sunergy Hong Kong and CSUN International (Hong Kong) Co., Ltd have no assessable profit that was earned in or derived from Hong Kong in the periods presented.

CSUN Trading (Hong Kong) Co., Limited was incorporated in May 2011 and is subject to Hong Kong profit tax at a rate of 16.5% in 2011, 2012 and 2013.

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

Sunergy Shanghai was established in November 2007 and its applicable EIT rate is 25%. Sunergy Shanghai did not have substantive operations and had incurred minimal non-operating related losses in 2011, 2012 and 2013.

SST was acquired in November 2010, which obtained the certificate of HNTE in 2009 and renewed the certificate in 2012, with a valid period from 2012 to 2014, and thus is eligible for a 15% preferential tax rate from 2009 to 2014.

NRE was acquired in November 2010 and its applicable EIT rate is 25%.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

13.	Income TAXes - continued

PRC - continued

China Sunergy (Yangzhou) Co., Ltd and Lianyungang Yuanhui Solar Power Co., Ltd were established in June 2011 and July 2013, their applicable EIT rate is 25%. They did not have substantive operations and had incurred minimal non-operating related losses.

The Group has no uncertain tax positions as of December 31, 2012 and 2013 or unrecognized tax benefits which would favorably affect the effective income tax rate. The Group does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next 12 months.

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

The PRC is the primary tax jurisdiction in which the Company operates. As of December 31, 2013, the Company's PRC subsidiaries remain subject to tax examination by the PRC tax authorities for the tax years 2011 through 2013 on non-transfer pricing matters, and the tax years 2004 to 2013 on transfer pricing matters. There is no statute of limitations in the case of tax evasion.

The statute of limitations in Hong Kong is 6 years.

The provision for income taxes by tax jurisdictions for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Years ended December 31,
	2011	2012	2013
	$	$	$
Loss from operations before income tax:

PRC	(111,763,011)	(107,662,760)	(42,999,102)
Other jurisdictions	3,698,354	(9,635,640)	(7,482,743)

Total loss before income tax	(108,064,657)	(117,298,400)	(50,481,845)

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

13.	Income TAXes - continued

PRC - continued

	Years ended December 31,
	2011	2012	2013
	$	$	$

Current income tax expense:

PRC	(822,238)	-	(1,981,113)
Other jurisdictions	(2,866,755)	(339,223)	(1,881,831)

	(3,688,993)	(339,223)	(3,862,944)

Deferred income tax benefit (expense)

PRC	17,460,955	(17,231,276)	1,481,687
Other jurisdictions	-	1,275,278	1,253,630

	17,460,955	(15,955,998)	2,735,317

Total income tax benefit (expense)	13,771,962	(16,295,221)	(1,127,627)

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years ended December 31,
	2011	2012	2013

PRC statutory enterprise income tax rate	25.0%	25.0%	25.0%
Different tax rates in other jurisdictions	1.2%	(0.5)%	(3.3)%
Other non-deductible expense for tax purposes	(0.1)%	(0.2)%	(5.3)%
Effect of tax holiday	(4.9)%	(5.2)%	(5.5)%
Effect of future tax rate change	(1.6)%	7.8%	8.3%
50% additional deduction of R&D expense	0.8%	0.7%	1.2%
Change in valuation allowance	(3.4)%	(41.1)%	(23.5)%
Others	(0.9)%	(0.4)%	0.9%

	16.1%	(13.9)%	(2.2)%

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

13.	Income TAXes - continued
	Years ended December 31,
	2011	2012	2013

Gross tax exemption	$5,255,781	$6,041,242	$2,756,938

Tax holiday per share-basic	$0.02	$0.03	$0.01

Tax holiday per share-diluted	$0.02	$0.03	$0.01

The principal components of the deferred tax assets are as follows:

	At December 31,
	2012	2013
	$	$
Deferred tax assets:
Depreciation of property, plant and equipment	1,720,769	2,188,731
Warranty costs	4,231,091	5,058,369
Inventory write-down	932,744	517,001
Allowance for doubtful account	13,486,357	14,608,597
Net operating loss carry forwards	39,472,810	51,570,404
Fixed assets impairment	169,793	175,045
Others	64,535	49,603

Gross total deferred tax assets	60,078,099	74,167,750
Valuation allowances	(52,895,481)	(64,754,872)

Net deferred tax assets	7,182,618	9,412,878

Analysis as:
Current	1,727,054	1,922,242
Non-current	5,455,564	7,490,636

Total deferred tax assets	7,182,618	9,412,878

	At December 31,
	2012	2013
	$	$
Deferred tax liabilities:
Intangible assets	(956,099)	(451,042)

Total deferred tax liabilities	(956,099)	(451,042)

Analysis as:
Current	(518,592)	(6,133)
Non-current	(437,507)	(444,909)

Total deferred tax liabilities	(956,099)	(451,042)

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

13.	Income TAXes - continued

The net operating loss carry forwards of the Group's PRC subsidiaries are approximately $193.8 million as of December 2013, mainly for SST, NRE, Sunergy Nanjing and will expire in 2018.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes.

Based on the current profit, projected future profitability, and other available evidence, the Group believes that except for certain long-lived temporary differences, deferred tax assets associated with the net operating loss carried forwards and other short-term temporary differences such as bad debt allowance are not realizable. Therefore, a $64.8 million valuation allowance was recorded by the Group.

In accordance with the New EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group plans to indefinitely reinvest the undistributed earnings of the Company's PRC subsidiaries. As of December 31, 2013, the Company's PRC subsidiaries have an accumulated deficit of $273.5 million. Upon distribution of any future earnings in the form of dividends or otherwise, the Company would be subject to the then applicable PRC tax laws and regulations.

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

14.	SHARE-bASED COMPENSATION - continued

On January 9, 2009, the Group granted options to purchase 260,002 and 80,640 ordinary shares to certain employees at an exercise price of $1.283 and $0.7 per share, respectively. The options expire ten years from the date of grant, with one-fourth of the options vesting on each of the following four grant date anniversaries. At the same date, the Group also granted options to purchase 100,002 ordinary shares to a consultant at an exercise price of $0.7 per share. The shares subject to the option vested on December 31, 2009 and is exercisable within 5 years from the date the option is vested.

In 2011, 2012 and 2013, the Group did not grant any additional options to employees.

The Group recorded ($108,222), $217 and nil as compensation expense (reversal) for the years ended December 31, 2011, 2012 and 2013, respectively.

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

2009

Average risk-free rate of return	1.51%~2.40%
Expected term	6~10 years
Volatility rate	84%
Dividend yield	0%

A summary of the option activities is follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	Options	exercise price	contract term	intrinsic value

Outstanding at January 1, 2013	344,190	$1.114
Forfeited	(47,070)	$1.283
Outstanding at December 31, 2013 (all vested and exercisable)	297,120	$1.087	2.65	$-

As of December 31, 2013, there was no unrecognized compensation expense related to unvested share-based compensation.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

15.	RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

Amounts due from related parties:

	Years ended December 31,
	2012	2013
	$	$

Trade related balances	63,801,695	78,319,560
Non-trade related balances	3,205,133	5,667,293

Amounts due from related parties	67,006,828	83,986,853

Trade related balances pertain to receivables and prepayments in respect of sales and inventory acquisition or land use right purchases from related parties with common ultimate investors. Details with such parties are as follows:

	At December 31,
Name of related party	2012	2013
	$	$

CEEG (Nanjing) Semiconductor Co., Ltd.	63,801,695	74,922,671
China Electric Equipment Group Co., Limited	-	1,833,709
CEEG (Nanjing) Solar Research Institute	-	1,527,431
CEEG (Jiangsu) Insulative New Material Co., Ltd.	-	35,749

	63,801,695	78,319,560

As of December 31, 2012, the non-trade related balances were $3,205,133, of which $2,065,787 pertains to the sale of machinery from Sunergy Nanjing, SST and NRE to China Electric Equipment Group Co., Ltd., which were then exported and sold to CSUN Eurasia Energy Systems Industry and Trade Inc. and CSUN Eurasia Energy Technologies Industry and Trade Inc. (the “Turkey Entities”).

As of December 31, 2013, the non-trade related balance was $5,667,293, of which $3,963,883 pertains to the sale of machinery from SST and NRE to China Electric Equipment Group Co., Ltd., which were then exported and sold to the Turkey Entities.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

15.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Amounts due to related parties:

	At December 31,
	2012	2013
	$	$

Trade related balances	56,319,984	6,609,510
Non-trade related balances	14,262,486	5,188,009

Amounts due to related parties	70,582,470	11,797,519

Trade related balances pertain to payables and pre-collected amounts in respect of rental, inventory purchases and sales to/from related parties with common ultimate investors. Details of trade related balances with such parties are as follows:

	At December 31,
Name of related party	2012	2013
	$	$

Jiangxi Jingde Semiconductor New Material Co., Ltd.	-	3,181,214
China Electric Equipment Group Co., Ltd.	-	454,759
CEEG (Nanjing) Intelligent Technology Co., Ltd.	-	190,067
CEEG (Jiangsu) Insulative New Material Co., Ltd.	-	1,701,026
CEEG (Nanjing) Semiconductor Co., Ltd.	56,319,984	1,082,444

	56,319,984	6,609,510

CEEG (Nanjing) Semiconductor Co., Ltd. (“CEEG Semi”) is a processor of ingot and wafers, with capacity of 20 MW per year. The Company purchased wafers from CEEG Semi beginning in 2009 and the purchase price approximates market price. As of December 31, 2012 and 2013, the Group had payable balances of $56.3 million and $1.1 million to CEEG Semi, respectively, for the purchase of raw materials.

As of December 31, 2012, the non-trade related balances were $14.3 million, of which $11.4 million pertains to the short-term borrowings from CEEG Semi and the related interest expense and the rest pertains to the Turkey Entities’ purchase of machinery from China Electric Equipment Group Co., Ltd. and the prepaid electricity fee from CEEG Semi.

As of December 31, 2013, the non-trade balances were $5.2 million, of which $4.1 million pertains to the Turkey Entities’ purchase of machinery from China Electric Equipment Group Co., Ltd. and the rest pertains to the prepaid electricity fee from CEEG Semi.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

15.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Related party transactions

Other than as disclosed in Note 7, details of related party transactions are as follow:

sales to related parties with common ultimate investors:

Name of related party	Years ended December 31,
	2011	2012	2013
	$	$	$
CEEG Nanjing International Trade Co., Ltd.	4,682	-	-
CEEG (Nanjing) Solar Research Institute	10,113,561	4,997,073	1,450,689
CEEG (Nanjing) Semiconductor Co., Ltd.	15,609	-	247,563
China Electric Equipment Group (Hong Kong) Co., Limited	36,250	245,341	71,852
China Electric Equipment Group Co., Limited	-	51,216	7,435,809
CEEG (Jiangsu) Insulative New Material Co., Ltd.	-	537,278	606,322
CEEG Korea Co., Ltd.	-	1,393	-
Jiangxi Jingde Semiconductor New Material Co., Ltd.	-	-	38,893

	10,170,102	5,832,301	9,851,128

purchase of raw materials from related parties with common ultimate investors are as follows:

Name of related party	Years ended December 31,
	2011	2012	2013
	$	$	$

China Electric Equipment Group Co., Ltd.	-	-	4,778,993
CEEG (Nanjing) Semiconductor Co., Ltd.	73,351,421	32,011,217	21,449,705
Jiangxi Jingde Semiconductor New Material Co., Ltd.	-	-	4,811,590
CEEG (Jiangsu) Insulative New Material Co., Ltd.	21,670	3,852,558	6,181,715
CEEG (Nanjing) Special Transformer Co., Ltd.	-	-	181

	73,373,091	35,863,775	37,222,184

In February 2011, Sunergy Nanjing purchased equipment and technology services from CEEG (Nanjing) Solar Research Institute in the amount of approximately $0.8 million in connection with the building of an integrated photovoltaic system to be installed in the Group’s Nanjing facilities.

In March 2011, NRE purchased a manufacturing site and ancillary premises of approximately 25,000 square meters from CEEG (Nanjing) Special Transformer Co., Ltd. in the amount of approximately $8.0 million.

Since December 2012, the Group set up cell and module plants in Turkey and transferred some machinery from SST and NRE to the new plants in Turkey through China Electric Equipment Group Co., Ltd. in the amount of $1.6 million and $2.1 million in 2012 and 2013, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

15.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Related party transactions - continued

Short-term borrowings from CEEG Semi, with common ultimate investors, are as follows:

	Years ended December 31,
	2011	2012	2013
	$	$	$

Opening balance	-	-	(9,545,760)
Borrowings	-	(116,935,560)	(28,713,240)
Repayment	-	107,389,800	38,259,000

Closing balance	-	(9,545,760)	-

In 2012, the Group and CEEG Semi entered into certain short-term borrowing agreements, under which the Group borrowed $116.9 million with a term of six months, with an interest rate comparable to a bank loan over the same period. Such loan was made for the purpose of the Group’s operation. As of December 31, 2012, the Group has repaid $107.4 million. In 2013, $28.7 million was borrowed from CEEG Semi and all have been repaid as of December 31, 2013. In 2013, CEEG Semi forgave the interests of these borrowings and the accrued interests amounted to $2.4 million were reversed and recorded in “Other income (expense), net”.

In 2013, the Group lent CEEG Semi an interest-free loan amounting to $44.3 million, which was subsequently collected as of October 31, 2013.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

16.	COMMITMENTS AND CONTINGENCIES

a)	Operating lease commitments

The Group has operating lease agreements principally for staff quarters and for warehouse premises in the PRC. Such leases have remaining terms generally within 48 months, and are renewable upon negotiation. Rental expense was $2,086,451, $1,274,139 and $1,677,533 for the years ended December 31, 2011, 2012 and 2013, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2013 were as follows:

Twelve-month period ending December 31,

2014	$1,837,773
2015	$1,684,326
2016	$105,598
2017	$58,051
2018	$29,523
Over 5 years	$61,507

$3,776,778

b)	Purchase commitments
	At December 31,
	2011	2012	2013
	$	$	$
Commitments to purchase property, plant and equipment (1)	51,095,125	20,415,660	13,356,755
Commitments to purchase silicon raw materials (2)	1,314,053,548	899,304,092	845,131,131

	1,365,148,673	919,719,752	858,487,886

(1)	Future payment required for purchase of property, plant and equipment are as follows:

Twelve-month period ending December 31,
2014	$12,672,844
2015	$666,323
2016	$17,588

Total	$13,356,755

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

16.	COMMITMENTS AND CONTINGENCIES - continued

b)	Purchase commitments - continued

(2)	As of December 31, 2012, the Group had entered into certain long-term silicon procurement contracts, under which the Group agreed to purchase silicon wafers in an aggregate quantity of approximately 986 million pieces over the next four years at the price determined monthly.

Based on the prevailing market as of December 31, 2013, future payments required under these long-term supply agreements are as follows:

Twelve-month period ending December 31,
2014	$281,710,377
2015	$281,710,377
2016	$281,710,377

Total	$845,131,131

17.	SEGMENT INFORMATION

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

	Years ended December 31,
	2011	2012	2013
	$	$	$
Europe:
- Germany	57,314,051	65,979,111	43,997,078
- Italy	170,680,970	45,429,510	7,747,266
- Spain	4,432,090	656,723	1,558,828
- Belgium	46,114,145	1,953,916	1,319,670
- France	58,439,157	19,758,758	48,504,587
- Czech Republic and Slovakia	28,259,894	5,699,269	1,806,237
- Bulgaria	-	22,300,958	1,886,258
- United Kingdom	-	11,844,591	6,055,612
- Others	42,375,518	34,582,052	36,316,562

Europe total	407,615,825	208,204,888	149,192,098

PRC	38,086,463	29,148,928	97,038,992
India	49,415,452	867,177	26,943,051
South Korea	7,234	14,244	-
Australia	32,599,218	39,605,278	7,783,075
America	3,991,732	1,932,147	1,837,797
Japan	-	-	31,313,082
Others	34,575,831	12,948,699	2,077,599

Total net revenues	566,291,755	292,721,361	316,185,694

Substantially all the identifiable assets of the Group are located in the PRC.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data and unless otherwise stated)

18.	SUbsequent events

On March 27, 2014, the Group has signed a share transfer agreement with its affiliated company, China Electric Equipment Group Co., Ltd., under which the Group agreed to sell and China Electric Equipment Group Co., Ltd. agreed to purchase, 100% of the equity interest in Sunergy Shanghai, a non-operating subsidiary of the Company, for a total consideration of approximately RMB 231.2 million (US$37.7 million). As a result, the Group expects to receive the cash proceeds of approximately RMB 79.6 million (US$13.0 million) from the transaction in the second quarter of 2014. The remaining consideration will be settled through forgiveness of the amount due from the Group by Sunergy Shanghai.

*    *    *    *    *    *

Additional information-financial statements schedule 1

china sunergy co., ltd.

Financial information for parent company

BALANCE SHEET

(In U.S. dollars, except for share data)

	December 31,
	2012	2013
	$	$
ASSETS
Current assets:
Cash	298,551	401,680
Amount due from subsidiaries	81,419,439	79,100,696
Other receivables	160,086	221,884
Restricted cash-collateral account	2,097,340	-
Convertible senior notes issuance cost	15,934	-

Total current assets	83,991,350	79,724,260
Investments in subsidiaries	(73,268,494)	(123,416,770)
Property, Plant and Equipment, net	-	3,511

Total assets	10,722,856	(43,688,999)

Liabilities and equity:

Liabilities:

Other liabilities	795,426	42,799
Collateral account payable	1,500,000	-
Convertible senior notes payable	2,097,340	-

Total current liabilities	4,392,766	42,799

Total liabilities	4,392,766	42,799

Equity (deficit):

Ordinary shares (par value $0.0001; 463,247,600 shares authorized, 267,287,253 shares issued and outstanding as of December 31, 2012 and 2013)	26,729	24,070
Additional paid-in capital	185,367,042	185,367,042
Treasury shares (at par value of $0.0001)	-	2,659
Accumulated deficit	(214,587,069)	(265,196,150)
Accumulated other comprehensive income	35,523,388	36,070,581

Total equity (deficit)	6,330,090	(43,731,798)

TOTAL LIABILITIES AND EQUITY (DEFICIT)	10,722,856	(43,688,999)

china sunergy co., ltd.

Statement of operations

(In U.S. dollars)

	Year ended December 31,
	2011	2012	2013
	$	$	$

General and administrative expenses	(706,531)	(1,982,550)	(1,367,729)

Total operating expenses	(706,531)	(1,982,550)	(1,367,729)

Loss from operations	(706,531)	(1,982,550)	(1,367,729)

Interest expense	(3,794,996)	(1,426,848)	(67,583)
Interest income	755,895	929,636	1,568,461
Equity in losses of subsidiaries	(99,222,232)	(141,703,447)	(50,695,469)
Other income (expense), net	8,675,169	10,602,545	(46,761)

Net loss	(94,292,695)	(133,580,664)	(50,609,081)

china sunergy co., ltd.

Statement of COMPREHENSIVE INCOME (Loss)

(In U.S. dollars)

	Years ended December 31,
	2011	2012	2013
	$	$	$

Net loss	(94,292,695)	(133,580,664)	(50,609,081)
Other comprehensive income:
Foreign currency translation adjustments, net of tax impact of nil for 2011, 2012 and 2013	6,678,512	824,123	547,193

Comprehensive loss	(87,614,183)	(132,756,541)	(50,061,888)

china sunergy co., ltd.

Statement of cash flows

(In U.S. dollars)

	Year ended December 31,
	2011	2012	2013
	$	$	$

Operating activities:
Net loss attributable to China Sunergy Co., Ltd.	(94,292,695)	(133,580,664)	(50,609,081)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in gains/losses of subsidiaries	99,222,232	141,703,447	50,695,469
Share-based compensation	(108,222)	217	-
Gain on repurchase of convertible senior notes	(7,440,000)	(10,348,750)	-
Amortization of convertible senior notes	1,630,060	964,750	15,934
Others	(223,637)	(256,363)	-

Changes in operating assets and liabilities:
Other receivables	200,758	(52,466)	(61,798)
Other liabilities	(876,334)	(11,832)	(752,627)
Amounts due from subsidiaries	(1,300,418)	15,517,779	2,318,743

Net cash provided by (used in) operating activities	(3,188,256)	13,936,118	1,606,640

Investing activity:
Decrease in restricted cash	11,250,000	-	-
Purchase of PPE	-	-	(3,511)

Net cash provided by (used in) investing activity	11,250,000	-	(3,511)

Financing activities:
Payment of convertible senior notes repurchase	(9,060,000)	(15,651,250)	(1,500,000)

Net cash used in financial activities	(9,060,000)	(15,651,250)	(1,500,000)

Net increase (decrease) in cash and cash equivalents	(998,256)	(1,715,132)	103,129
Cash and cash equivalents at the beginning of the year	3,011,939	2,013,683	298,551

Cash and cash equivalents at the end of the year	2,013,683	298,551	401,680

Supplemental disclosure of non-cash investing activities:
Restricted cash collateral received in connection with Share Lending Aggrement	(16,867,340)	443,100	-

Notes to Schedule 1

1)	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2)	The condensed financial information of China Sunergy Co., Ltd. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3)	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company.

4)	As of December 31, 2013, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed the Consolidated Financial Statement, if any.

*     *     *     *     *     *

- 52 -