Form 20-F/A
period 2013-12-31
China Sunergy Co., Ltd.
filed 2015-03-23
CIK 1396247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 20-F/A

(AMENDMENT NO. 1)

________________________

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

____________________

CHINA SUNERGY CO., LTD.

(Exact name of Registrant as specified in its charter)

____________________

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Tingxiu Lu, (86 25) 5276 6666,

tingxiu.lu@chinasunergy.com,

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☐    No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

This Amendment No. 1 (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended December 31, 2013, originally filed with the Securities and Exchange Commission on April 29, 2014 (the “2013 Form 20-F”), is being filed for the purpose of correcting the relevant disclosure in “Item 5. Operating and Financial Review and Prospects” and “Item 15. Controls and Procedures” of the 2013 Form 20-F. As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing as exhibits to Amendment No. 1 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Other than as required to reflect the amendment discussed above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information in the 2013 Form 20-F, or reflect any events that have occurred after the filing of the 2013 Form 20-F. Our 2013 Form 20-F, as amended by this Amendment No. 1, continues to speak as of the initial filing date of the 2013 Form 20-F.

Item 5. Operating and Financial Review and Prospects.

F. Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	3,777	1,838	1,790	88	61
Purchase obligations(1)	858,488	294,383	564,105	-	-
Long-term borrowings(2)	341,674	35,518	218,570	63,759	23,827

Total	1,203,939	331,739	784,465	63,847	23,888

_____________________________

(1)	Includes commitments to purchase property, plant and equipment in the amount of $13.4 million, and commitments to purchase silicon raw materials in the amount of $845.1 million.

(2)	Long-term borrowings have an annual interest rate of 4.74%. This figure includes the interest payable amount in connection with such long-term borrowings.

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our chief executive officer and chief financial officer have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded the Company’s disclosure controls and procedures were not effective because of the material weaknesses in our internal control over financial reporting described below under “Management’s Report on Internal Control over Financial Reporting”.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s chief executive officer and chief financial officer and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

• Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (1992 version). The COSO framework is based upon five integrated components of control: control environment, risk assessment, control activities, information and communications and ongoing monitoring.

Based on the evaluation, our chief executive officer and chief financial officer have identified what they believe to be material weaknesses, which are discussed below. Therefore, our management concluded that our internal control over financial reporting was not effective as of December 31, 2013.

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

We are now in the process of addressing the material weaknesses by taking the following remedial actions:

1. Our management is continuously interviewing senior financial personnel candidates with relevant U.S. GAAP accounting and reporting experience, to lead our accounting and financial reporting matters and improve our financial reporting capability.

2. Key staff members of our financial accounting and reporting team have attended and will continue to attend periodic training on relevant U.S. GAAP and SEC reporting requirements update provided by our auditor.

3. We established in our office an automation system with the function requiring our management’s prior approval and for our audit committee’s review of any transfer to related parties to prevent unauthorized cash disbursements.

4. We updated and published our related party transaction policies and procedures to include the requirement that, among other things, the legal department’s or the audit committee’s prior approval will be required, depending on the threshold amount, for cash transfers to related parties.

We believe that the foregoing steps, if effectively implemented and maintained, will remediate the material weakness identified above, and we will continue to monitor the effectiveness of these steps and make any changes that our management deems appropriate.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

In 2013, our financial controller and general accountant left the Company, and the departure of such personnel with appropriate U.S. GAAP and SEC reporting and disclosure knowledge and experience caused the changes in our internal control over financial reporting, as well as the material weaknesses as disclosed in the above Management’s Report on Internal Control over Financial Reporting.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Acting Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A on its behalf.

By:	/s/ Tingxiu Lu
Name:	Tingxiu Lu
Title:	Chairman and Chief Executive Officer

Date: March 23, 2015

