Form 20-F
period 2014-12-31
China Sunergy Co., Ltd.
filed 2015-07-09
CIK 1396247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

FORM 20-F

______________

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number: 001-33433

______________

CHINA SUNERGY CO., LTD.

_____________

(Exact name of Registrant as specified in its charter)

N/A

______________

(Translation of Registrant’s name into English)

Cayman Islands
______________

(Jurisdiction of incorporation or organization)

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(Address of principal executive offices)

______________

Tingxiu Lu, (86 25) 5276 6666,

tingxiu.lu@chinasunergy.com,

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

__________________

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 18 ordinary shares, par value $0.0001 per share	Nasdaq Global Select Market

_____________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

______________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

______________

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

267,287,253 ordinary shares, par value $0.0001 per share, as of December 31, 2014.

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

INTRODUCTION

In this annual report, except where the context otherwise requires:

•	“we,” “us,” “our company,” “our,” “Sunergy” and “China Sunergy” refer to China Sunergy Co., Ltd., a limited liability company established in Cayman Islands, its predecessor entities and its subsidiaries;

•	“Sunergy Nanjing” refers to China Sunergy (Nanjing) Co., Ltd., previously named CEEG (Nanjing) PV-Tech Co., Ltd., a limited liability company established in China;

•	“SST” refers to CEEG (Shanghai) Solar Science Technology Co., Ltd., a limited liability company established in China;

•	“NRE” refers to CEEG (Nanjing) Renewable Energy Co., Ltd., a limited liability company established in China;

•	“shares” or “ordinary shares” refers to our ordinary shares;

•	“ADSs” refers to our American depositary shares. On December 21, 2011, we effected a change of the ADS to ordinary share ratio from one ADS representing six ordinary shares to one ADS representing 18 ordinary shares. The ratio change has the same effect as a one-for-three ADS consolidation. “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“RMB” or “Renminbi” refers to the legal currency of China; “$” or “U.S. dollars” refers to the legal currency of the United States; and “Euro” or “€” refers to the legal currency of the European Union;

•	“original equipment manufacturing” or “OEM” refers to arrangements under which we process silicon wafers provided by our customers into solar cells, or process solar cells provided by our customers into solar modules, and charge processing fees from these customers;

•	“selective emitter cell” refers to a solar cell in which the regions under its front metal contact and the rest of the front surface areas are separately diffused and optimized;

•	“HP solar cell” refers to a more efficient version of our standard P-type cell, the conversion efficiency of which may generally be higher than that of a standard P-type solar cell as a result of an enhanced production process used;

•	“QSAR™ solar power product” refers to QSAR™ cells and QSAR™ modules. QSAR™ cell is a kind of new P-type solar cell. QSAR™ cells are assembled into QSAR™ modules.

•	“Waratah solar power product” refers to Waratah cells and Waratah modules. Waratah cell is a kind of multicrystalline silicon cell with a high level of light-to-electricity conversion rate. Waratah cells are assembled into Waratah modules. Our latest generation of Waratah solar power products have a conversion efficiency of approximately 17.8%.

•	“Bi-facial solar power product” refers to bi-facial solar cells and bi-facial solar modules. Bi-facial solar cells are a special type of crystal silicon solar cell which can receive sunlight and produce electrical power from both front and rear surfaces. Bi-facial solar cells are designed with a special structure and metal contact so that they can produce more power from illumination on both sides. Bi-facial solar cells are assembled into bi-facial solar modules, which may be applied in residential situations such as carports, fences, trellises, and porch and patio covers.

•	“BNEF” refers to Bloomberg New Energy Finance.

•	“Subsidy Catalog” refers to the Renewable Energy Electricity Subsidy Catalog issued by the Ministry of Finance, the National Development and Reform Commission of China and the National Energy Administration from time to time. Solar power projects can only receive central government subsidies after completing certain administrative and perfunctory procedures to be listed in the Subsidy Catalog.

•	when calculating our manufacturing or production capacity of solar cells, we have assumed that all products will be made using 156-millimeter monocrystalline silicon wafers, even though we currently use and expect to continue to use a mixture of monocrystalline and multicrystalline silicon wafers; to the extent we use smaller wafers or multicrystalline wafers, our actual production will be less than our capacity.

Our financial statements are expressed in the U.S. dollar, which is the reporting and functional currency of China Sunergy Co., Ltd. This annual report contains translations of certain Renminbi amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB 6.1190 to $1.00 as published by the People’s Bank of China on December 31, 2014. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. See Item 3. “Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business.” On July 2, 2015, the noon buying rate was RMB6.2044 to $1.00.

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

The following table presents our selected consolidated financial information. You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects.” The selected consolidated statement of operations data (other than operating data) for the three years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with those statements. Our selected consolidated statement of operations data (other than operating data) for the years ended December 31, 2010 and 2011, and the selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012, have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	For the Years Ended December 31,
	2010	2011	2012	2013	2014(1)
	(in thousands, except share, per share, operating data and percentages)
Consolidated Statement of Operations Data
Net revenues	$517,219	$566,292	$292,721	$316,186	$341,108
Cost of revenues	(424,917)	(564,474)	(293,914)	(300,974)	(330,486)

Gross profit (loss)	92,302	1,818	(1,193)	15,212	10,622

Operating expenses:
Selling and marketing expenses	(5,467)	(19,149)	(20,056)	(16,417)	(13,168)
General and administrative expenses	(17,518)	(41,182)	(75,875)	(30,010)	(25,247)
Research and development expenses	(3,346)	(6,718)	(8,609)	(6,022)	(3,170)
Goodwill impairment loss	—	(14,807)	—	—	—

Total operating expenses	(26,331)	(81,856)	(104,540)	(52,449)	(41,585)
Income (loss) from operations	65,971	(80,038)	(105,733)	(37,237)	(30,963)
Net income (loss)	$51,734	$(94,293)	$(133,594)	$(51,609)	$(56,495)

Net income (loss) attributable to China Sunergy Co., Ltd. ordinary shareholders	$51,734	$(94,293)	$(133,581)	$(50,609)	$(56,096)

	For the Years Ended December 31,
	2010	2011	2012	2013	2014(1)
	(in thousands, except share, per share, operating data and percentages)
Net income (loss) per share
-Basic	$0.22	$(0.39)	$(0.55)	$(0.20)	$(0.21)
-Diluted	$0.21	$(0.39)	$(0.55)	$(0.20)	$(0.21)
Shares used in calculating
-basic income (loss) per share	240,545,811	240,701,253	240,701,253	255,102,003	267,287,253
-diluted income (loss) per share	262,009,223	240,701,253	240,701,253	255,102,003	267,287,253
Other Consolidated Financial Data
Gross margin	17.8%	0.3%	(0.4)%	4.8%	3.1%
Consolidated Operating Data
Solar cells sold (in megawatts, or MW)	277.2	6.6	12.0	29.3	167.7
Average selling price of solar cells (in $ per watt)	$1.35	$0.84	$0.29	$0.15	$0.31
Solar modules sold (in MW)	67.2	411.5	379.0	548.1	420.7
Average selling price of solar modules (in $ per watt)	$1.92	$1.36	$0.74	$0.61	$0.63

(1)         Our total shipments in 2014 were 767.8 MW, including solar modules processed under OEM arrangement of 110.4 MW, and solar cells processed under OEM arrangement of 69.0 MW, for the full year 2014.

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$106,468	$209,479	$183,312	$54,296	$42,079
Restricted cash	84,988	84,435	226,611	194,196	179,396
Accounts receivable, net of allowance for doubtful accounts of $64,940,205 and $59,049,747 in 2013 and 2014, respectively	65,581	152,286	77,189	81,405	60,322
Advances to suppliers	8,503	5,419	5,320	7,193	5,882
Amounts due from related parties	42,578	634	67,007	83,987	88,047
Inventories	72,335	43,977	83,856	44,658	52,883
Total current assets	407,597	561,349	678,471	500,050	458,217
Property, plant and equipment, net	111,629	164,535	205,707	223,624	226,800
Total assets	578,079	809,909	923,085	764,653	720,892
Short-term bank borrowings	139,530	286,888	463,554	304,827	356,793
Current portion of long-term borrowing	—	35,329	48,865	35,428	20,412
Accounts payable	51,646	47,720	128,347	97,029	90,162
Amounts due to related parties	2,463	57,610	70,582	11,798	9,121
Convertible senior notes	—	—	1,500	—	—
Total current liabilities	246,376	498,575	771,698	512,496	511,529
Long-term bank borrowings	30,199	125,439	122,859	265,976	272,348
Convertible senior notes	44,000	27,500	—	—	—
Total equity	226,809	139,086	6,320	(44,386)	(100,491)
Total liabilities and equity	578,079	809,909	923,085	764,653	720,892

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

We are operating with a significant working capital deficit, and may experience continued difficulty in collecting accounts receivable; if we do not successfully execute our liquidity and other business plans, we may face the risk of not being able to continue as a going concern.

We operated with significant loss and negative operating cash flow for the years ended December 31, 2012, 2013 and 2014. As of December 31, 2014, we had a working capital deficit (total consolidated current liabilities exceeding total consolidated current assets) of $53.3 million. As of the same date, while we had cash and cash equivalents of $42.1 million, and restricted cash of $179.4 million, we had short-term bank borrowings of $356.8 million, all due within one year and the current portion of long-term debt amounting to $20.4 million. We incurred an operating loss of $105.7 million, $37.2 million, $31.0 million for the years ended December 31, 2012, 2013 and 2014, respectively.

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

In addition, our ability to generate sufficient cash to satisfy our outstanding and future debt and other obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We operated with significant loss and negative operating cash flow for the years ended December 31, 2012, 2013 and 2014, and we cannot assure you that we will have positive net cash flow from operating activities in the future. The Chinese banks and financial institutions may have concerns in continuing to provide or renew financing for our operations as a result of the threat of our leverage, especially given the fact that a significant portion of their lendings to us has remained unpaid by now and will continue for an indeterminate period of time. The Chinese government may also pass measures to tighten credit available in the Chinese market. Further and future monetary tightening measures in China as well as other monetary, fiscal and industrial policy changes by the Chinese government could materially and adversely affect our cost and availability of financing, our liquidity and access to capital, and our ability to operate our business.

We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.

As of December 31, 2014, we had $42.1 million in cash and cash equivalents, $179.4 million in restricted cash, and we had $649.6 million in outstanding borrowings, of which approximately $377.2 million will be due within one year. The amount of our borrowings could constrain our operational flexibility, including requiring a substantial portion of our cash flows to be set aside to service our debt obligations, increasing our exposure to interest rate fluctuations and limiting our ability to obtain additional financing. Furthermore, in 2011 the PRC government introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies and increases in bank interest rates. In 2012, the PRC government introduced measures to stimulate consumption and promote economic recovery in response to slowed growth in the PRC economy, including decreasing the People’s Bank of China’s statutory deposit reserve ratio and lowering bank interest rates. It is unclear whether PRC economic policies will be effective in maintaining stable economic growth in the future. Any slowdown in the growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products. We cannot assure you that we will be able to obtain extensions of our facilities as they mature. If we are unable to obtain extensions of certain existing facilities, or if we are unable to obtain sufficient alternative funding on reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. We cannot assure you that our business will generate sufficient cash flows from operations to repay these borrowings. In addition, repaying these borrowings with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth.

In addition, we require a significant amount of cash to fund our operations. We also require cash to meet our future capital requirements in general, which are difficult to plan in the rapidly changing photovoltaic industry, or PV industry. We estimate our capital expenditures in 2015 to be approximately $37.2 million, which will mainly be used to upgrade our equipment, improve our product performance and maintain our installed cell and module production facilities. We also require cash to fund our research and development activities so as to remain competitive in the future. Future acquisitions, expansions or market changes or other developments may cause us to require additional funds. If we fail to effectively manage our cash flows from operations and borrowings to support our cash flow requirements, or fail to comply with use of loan facilities as required by our loan arrangements, we may encounter difficulty in maintaining our liquidity, which would have a material adverse effect on our business, financial condition and future prospects.

Our trade receivables, which include trade receivables from related parties, are significant and if these debtors fail to pay amounts owed, our profitability and financial position could decline.

As of December 31, 2014, our account receivables amounted to approximately US$60.3 million (net of allowance for doubtful accounts of approximately $59.0 million), representing approximately 13.2% of our total current assets, and our trade receivables from related parties amounted to US$75.7 million, representing approximately 16.5% of our total current assets. 36.4% of the trade receivables from related parties has an aging period of more than one year. However, we cannot assure you we will be able to collect these amounts in full in the foreseeable future. As of December 31, 2014, we had an allowance for doubtful debts of approximately US$59.0 million. If any of the related parties, our clients or any other third party fails to pay, or delays payment on, all or part of these trade receivables, we would be required to make additional allowances for doubtful debts and our profitability and financial position could decline.

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

After significant price movements in 2009, relative stability returned to the industry during 2010 mainly due to global economic conditions. In 2011, the market demand and total shipments increased but the average selling price of solar power products declined because of an over-supply of solar power products driven by increased manufacturing capacity. In 2012, the continued supply-demand imbalance, high inventory levels in the industry and irrational pricing practices as a result of fierce market competition caused rapid decline in the average selling price of solar power products. Since 2013, the average selling price of solar power products has started to become relatively stable due to, among other things, improvement in imbalance of supply and demand.

Although the average selling price per watt of our solar modules has slightly increased from $0.61 in 2013 to $0.63 in 2014, we cannot assure you the price of our solar modules will not decline in future. We have taken a series of measures in response to the challenging market environment, including relocation of certain solar power product manufacturing facilities overseas and diversifying our sales into new geographies. However, we can’t assure you that these measures will effectively save our costs or boost our revenues. If the prices of our products begin to decline, or we are unable to lower our costs in line with price declines, whether through increasing manufacturing efficiency, securing raw materials at lower costs or technological advances, our revenues and profitability would be materially and adversely affected.

Project development or construction activities may not be successful and projects under development may not receive required permits or construction may not commence as scheduled, which could increase our costs and impair our ability to recover our investments. In addition, we may not be able to sell the solar power projects we developed under commercially acceptable terms, or at all.

In 2012, we began entering into arrangements to invest in solar power projects. We acquired equity interests in two special purpose vehicles, or SPVs, which were established to hold the assets and assume the liabilities for two solar power projects in the United Kingdom. Through a series of contractual arrangements, we, among other things, supply all solar modules and other related products to each SPV, arrange the construction of the solar power project owned by each SPV and have substantive management rights and oversight in each SPV. These solar power projects were connected to the grid and begun to generate power in March and April, 2013, respectively. The solar power project which was connected to the grid in March 2013 was sold to a third party purchaser in later 2013. We have expanded our solar power project business into China since 2014. As of the date of this annual report, we had successfully connected one solar power project in Anhui to the grid, which was later sold to a third party. Going forward, we may incorporate more solar power project companies in China and other overseas markets, such as Turkey, and sell them to suitable purchasers depending on, among other things, market conditions and return in investment.

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

In addition, we may not be able to sell the solar power projects we develop on commercially acceptable terms, or at all, which will have a material and adverse affect on our business, results of operation and financial condition.

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

Given the general economy, particularly the tightening of credit markets, we may from time to time extend credit to certain customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due, which ultimately resulted in the increase of our accounts receivable and exposure to credit risks of our customers. As of December 31, 2013 and 2014, outstanding accounts receivable balance from customers representing 10% or more of total gross accounts receivable accounted for approximately 33% and 21%, respectively, of our total gross outstanding accounts receivable. Our accounts receivable slightly increased from $77.2 million as of December 31, 2012 to $81.4 million as of December 31, 2013, and decreased to $60.3 million as of December 31, 2014, while our balance of provision for doubtful accounts increased from $63.0 million as of December 31, 2012 to $64.9 million as of December 31, 2013, and decreased to $59.0 million as of December 31, 2014. For example, we recorded provision for doubtful accounts of $30.6 million in 2012 as our management determined that the possibility of collecting the accounts receivable from one of our customers, Ecoware S.P.A., or Ecoware, became remote. In 2011, we entered into a series of contracts with Ecoware, an Italian company specializing in photovoltaic, or PV, technologies, under which, among other things, we undertook to supply solar modules to Ecoware engaged Ecoware to construct several solar power projects for us and to purchase all equity interest in a company holding interests in several solar projects. Ecoware’s parent company, Aión Renewables S.p.A., or Aión, agreed to guarantee Ecoware’s performance under many of these contracts. Ecoware and Aión have been declared bankrupt by Italian courts on March 28, 2013 and March 15, 2013, respectively. As of the date of this annual report, Ecoware is still in the process of liquidation. At this stage, we can’t assure you whether we will be able to recover any of our advances and other payments that Ecoware owed to us under these contracts, as well as any damages we suffer. These legal proceedings may be time-consuming and costly, and could distract our management’s attention from our ordinary business, which may affect our results of operations, business and prospects negatively.

We require collaterals and securities from most of our customers to whom we granted credit terms, and we will continue to reduce our revenues derived from credit sales as a percentage of our total net revenues in 2015. However, we can’t assure you that we will be able to obtain collaterals and securities from our customers or effectively reduce percentage of credit sales as planned. We are also exposed to the credit risk of new customers with whom we have not had extensive business dealings historically. If our customers fail to meet their payment obligations or the collaterals and securities provided are not sufficient, our financial position, liquidity and results of operations would be materially and adversely affected.

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

There have been historical deficiencies with our internal controls. In connection with the audit of our financial statements as of and for the year ended December 31, 2009, we identified a significant deficiency in our internal financial reporting procedure relating to the internal communications between our legal and finance department, and we have remediated this significant deficiency subsequently in 2010. In connection with the preparation of the annual report on Form 20-F for the year ended December 31, 2014, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting for the period covered by this annual report and has concluded that as of December 31, 2014, our disclosure controls and procedures and our internal control over financial reporting were not effective. In addition, our management also identified a material weakness relating to our lack of sufficient qualified financial reporting and accounting personnel equipped with appropriate U.S. GAAP and SEC reporting and disclosure knowledge or experience. See “Item 15. Controls and Procedures.” As a result of the identification of the material weakness, we adopted and implemented remedial measures designed to enhance our internal control over financial reporting. These remedial measures and any future enhancements, however, may not be adequate to prevent similar incidents from occurring or otherwise ensure that our internal controls are effective. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We have expanded into solar module businesses and plan to continue our integration strategy. Any failure to successfully implement this strategy could have a material adverse effect on our growth, business prospects and results of operations.

On November 1, 2010, we completed the acquisition of SST and NRE, both of which were our related parties at the time of such transactions, from China Electric Equipment Group Co., Ltd., or CEEG, an entity controlled by Mr. Tingxiu Lu, and Sundex Holdings Limited, a company not affiliated with us, for total consideration of approximately RMB308.0 million ($48.9 million). SST and NRE integrate the research and development, production, sales and servicing of solar modules. The acquisitions facilitated the implementation of our strategy to expand into solar module business.

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

Solar module business contributed 90.7% and 77.5% of our net revenues in 2013 and 2014, respectively, and is expected to continue to contribute most of our net revenues in the future. If we are unable to effectively manage these risks, we may not be able to successfully operate the new solar module business and achieve the expected value of our business integration strategy. We may fail to recoup our investment, and our business, competitiveness and results of operations could be materially and adversely affected.

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

Moreover, the change of product mix may adversely affect our overall gross margin as a percentage of our revenues. As we expanded into the solar module business, we may experience low gross margin for the sales of our solar module products in order to compete effectively in the market. We may not be able to improve the gross margin percentage of our solar module products to the same level as of our previous solar cell products. As we gradually increase sales of solar modules and if the average selling price of our solar power products continue to decline as a result of deteriorating market conditions, our overall gross margin could be adversely affected. In addition, we may from time to time realign our sales strategies and shift our business focus. For example, in the second half of 2014, we increased the shipment volume of solar modules and cells processed under OEM arrangements, and our revenue increased significantly in the fourth quarter of 2014, compared to that of the prior quarter. However, we cannot guarantee that our change in sales strategies will be proven successful. All these could adversely affect our growth, business prospects and results of operations.

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

As the solar power industry continues to develop, policy shifts could reduce or eliminate these government economic incentives altogether. For example, the German government has initiated certain tariff reduction policies in recent years. According to BNEF, the demand for PV market in Germany declined from 3.3 gigawatts, or GW, in 2013 to 1.9 GW in 2014. The Italian market was also overhung by the uncertainty over the funding conditions. Because of the phasing-out of its solar industry funding scheme, the demand for Italian PV market continued to decline in 2014, reaching the lowest level since 2009. Although our sales derived from Germany and Italy have decreased in recent years, and did not account for a significant portion of our total revenue in 2014, a significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, could have a material adverse effect on the demand for our solar power products as well as our results of operations.

We have incurred losses in certain prior periods and may incur losses in the future.

We incurred net loss of $133.6 million, $51.6 million and $56.5 million in 2012, 2013 and 2014, respectively. We cannot assure you that we will not incur net losses in the future or that there will be any earnings or our revenue will not decline in any future periods. Our ability to maintain profitability depends on, among others, the growth rate of the solar power market, the continued global market acceptance of solar power products in general, our existing and future products, our ability to secure quality raw materials, primarily silicon wafers, the pricing trend of solar power products, the competitiveness of our technology and products as well as our ability to provide new products to meet the demands of our customers, and our ability to control our costs and expenses. We may not be able to achieve or sustain profitability on a quarterly or annual basis.

Our dependence on a limited number of third-party suppliers for key raw materials and solar cells and customized manufacturing equipment could prevent us from timely delivering our products to our customers in the required quantities, which could result in order cancellations and decreased revenue.

We purchase silicon wafers, which are our key raw materials, and some of the solar cells used in our module manufacturing business from a limited number of third-party suppliers. Most of our supply contracts have terms of less than one year. If we fail to develop or maintain our relationships with major suppliers of silicon wafers or solar cells, we may manufacture our products at a higher cost or deliver our products after a long delay, or even be unable to manufacture our products. We could also be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause order cancellations and loss of market share. Historically, we encountered problems with respect to the quality of silicon raw material supplied by some of our suppliers, which resulted in lower conversion efficiencies of our solar cells. In the past, some of our suppliers have failed to perform their delivery obligations because of volatile market prices.

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

The demand for solar power products is influenced by macroeconomic factors, such as global economic conditions, the supply and price of other energy products, as well as government regulations and policies concerning the electric utility industry. The global financial markets experienced a downturn in 2008, and since then most of the world’s major economies have experienced a period of slow economic growth. The global economic downturn resulted in weakened market demand for products that require significant initial capital expenditures, including solar power products. The global economic downturn in several key solar power markets resulted in fewer investments in new installation projects that make use of solar power products. Existing projects may also be delayed as a result of the tightened credit for project financing and other disruptions. The unfavorable credit environment, which affects the ability of investors to obtain financing for their projects, also negatively impacted the solar project market. Furthermore, a decrease in the price of other energy products, such as oil, coal and natural gas, could reduce demand for alternative forms of energy, such as solar energy and may reduce the urgency of the market to invest in alternative energy. These macroeconomic factors resulted in the demand for our solar power products increasing at a rate lower than our expectation, and adversely affected our operating results.

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

Polysilicon is an essential raw material in our production of solar power products. The procurement costs of silicon wafers and other silicon-based raw materials have accounted for a large portion of our cost of revenues since we began our commercial production of solar cells in August 2005. Although the silicon price rebounded between the third quarter of 2010 and the first quarter of 2011 due to the recovery of demand for PV products in certain markets, the silicon price has decreased significantly again starting from the second quarter of 2011 as the result of increased manufacturing capacity for silicon and the pressure from the decreasing average selling price of PV modules. In 2012, the polysilicon price continued to decline, reaching a historical low of approximately US$14 per kilogram in November 2012. While the price has improved slightly since then, it remained low through 2013 and 2014. According to BNEF, the industry-wide average spot price of solar grade polysilicon was approximately US$16.9 per kilogram in the week of May 11, 2015.

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

On July 18, 2013, China’s Ministry of Commerce announced that it would enact preliminary tariffs on imports of solar-grade polysilicon at rates up to 57% for U.S. suppliers and 48.7% for South Korean suppliers. In January 2014, China’s Ministry of Commerce upheld its previous ruling that investigated products from South Korea and the United States are subject to import tariffs at different rates with the highest rate being 57% and 48.7%, respectively. Various import tariffs and limitations imposed on foreign polysilicon suppliers may lead to the increased prices of products from domestic suppliers and the price of polysilicon from domestic suppliers may increase in the future. While these tariffs do not materially increase our cost of production as we do not source any significant amount of our polysilicon from the United States or South Korea currently, we cannot guarantee that we won’t source polysilicon from these countries going forward. In this case, such anti-dumping and anti-subsidy duties (whether provisional or final) imposed by China’s Ministry of Commerce may increase our cost of production for solar modules. To the extent we are not able to pass any increased costs on to our customers, we may be placed at a competitive disadvantage vis-à-vis our competitors, and our business, cash flows, financial condition and results of operations may be materially and adversely affected.

Our costs and expenses may increase as a result of entering into firm purchase commitment arrangements with our suppliers.

In response to the industry-wide shortage of silicon raw materials prior to the third quarter of 2008, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Historically we used long-term contracts to secure our silicon raw materials supply, and we may enter into such long-term contracts to purchase raw materials in future. Certain long-term contract provides for firm purchase commitments, under which we undertook to procure a certain percentage of our total silicon wafer requirement from the supplier each year during the term of the contract. Such firm purchase commitments may impair our ability to purchase silicon raw materials from other suppliers on more favorable terms, which may increase our procurement cost. To the extent we are not able to pass the increased costs and expenses on to our customers, our business, financial condition and results of operations may be materially and adversely affected.

Our advance payments to some of our raw material suppliers expose us to the credit risk of these suppliers, and if these suppliers default in delivery or refunding the payment, our financial condition, results of operations and liquidity may be adversely affected.

Under the supply contracts we entered into with some of our silicon raw material suppliers, we made prepayments in order to maintain our relationship and preferential price with qualified suppliers. As of December 31, 2014, our prepayments to suppliers were approximately $5.9 million. In addition, we depend on a limited number of suppliers and we may continue to be required to make such prepayments without receiving collateral in the future. As a result, our claims for such prepayments would rank only as unsecured claims, exposing us to the credit risks of the suppliers in the event of their insolvency or bankruptcy. We may not be able to recover such prepayments and would suffer losses should the suppliers fail to fulfill their delivery obligations under the contracts.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our solar modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying product offerings. In 2014, approximately 29.0% of our net revenues were derived from sales of solar power products to our top five customers. We have competitors who may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. We cannot assure you that we will continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. The loss of one or more of our significant customers and reduced or cancelled orders from one or more of our significant customers may cause material fluctuations or declines in our revenues.

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

Anti-dumping and anti-subsidy proceedings have been initiated in certain countries, including the United States and European Union, in relation to imports of Chinese solar power products. These proceedings may result in the imposition of anti-dumping or countervailing duties, or a combination of the foregoing. These and other similar measures could trigger trade disputes in the international solar power product markets. While other countries that we sell our products to have not initiated similar investigations or proceedings, we cannot guarantee that our sales to overseas markets will not increase the risk of protectionist investigations or proceedings against us.

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

India has also initiated anti-dumping and countervailing investigations against solar cell products imported from China, the United States, Malaysia and Taiwan. Indian finally determined not to impose any tariffs.

Australia has also initiated anti-dumping investigations against crystalline silicon solar panels imported from China. The Australian Anti-dumping Commission proposed to terminate this investigation and didn’t recommend the imposition of any anti-dumping tariffs on imported solar panels. The final determination is expected to be released in July 2015.

On December 5, 2014, Canada initiated anti-dumping and countervailing investigations on imports of crystalline silicon PV modules from China. As of the date of this annual report, the final determination has not been released yet.

We are one of the China-based companies who produce and export crystalline silicon PV modules and key components to the European Union. Our revenues from sales in the European countries, as a percentage of our total net revenues, represent 71.1%, 47.2% and 30.7% in 2012, 2013 and 2014, respectively. While we are exempted from paying any anti-dumping and anti-subsidy duties to the European Union starting from August 6, 2013, the increased selling price and the reduced consumption on the European market under the price undertaking could bring significant uncertainties to our business in the European market. For example, some of our customers in Europe are unwilling to purchase our products at a higher price or to accept other restrictions imposed on us by the price undertaking. In addition, if we breach or withdraw from the price undertaking, or the European Commission withdraws its acceptance of the price undertaking, the anti-dumping and anti-subsidy duties will automatically apply to us. Thus, there can be no assurance that our entry into and performance of the price undertaking will eliminate potential material adverse effects of anti-dumping and anti-subsidy duties on our business in Europe and our results of operation. In addition, we cannot assure you that there will not be similar actions taken in the future in other countries or areas against Chinese-made solar power products. If other countries or areas initiate anti-dumping or anti-subsidy investigation against Chinese exporters or imposes anti-dumping or anti-subsidy measures, including increasing tariffs on solar power product imported from China, or price undertaking, our export to such countries or areas could be materially and adversely affected. We are actively taking measures to alleviate the negative effects caused by the tariffs, including exploring new markets and securing additional order from customers located outside of the United States, the European Union and those countries that initiated anti-dumping and anti-subsidy proceedings. However, if our efforts to develop new markets fail and we are not able to gain additional orders from other customers to replace orders from these countries, our revenue could be materially and adversely affected.

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

We may not be able to receive central government subsidies after the administrative and perfunctory procedures, and we may not complete the solar power projects on schedule, which would negatively affect our business and results of operations.

Solar power projects can only receive central government subsidies after completing certain administrative and perfunctory procedures with the relevant authorities of finance, price and energy to be listed in the Subsidy Catalog. In order to be listed in the Subsidy Catalog, ground-mounted projects submit applications to the relevant provincial authorities; and commercial rooftop projects submit applications to the local grid companies in the area where the projects are located. After preliminary review of the applications, the relevant provincial authorities and the local grid companies will report to the Ministry of Finance, or MOF, the National Development and Reform Commission of China, or NDRC, and the National Energy Administration, or NEA.

The MOF, NDRC and NEA will review the applications for all solar power projects and decide whether to list the projects in the Subsidy Catalog. However, in light of the uncertainties existed with the review results on the application, we cannot assure you we will be successfully granted such subsidy after the agencies have reviewed the application materials for each of our solar power projects. Furthermore, in 2014, MOF and certain other agencies issued a notice, pursuant to which, among other things, with respect to any “Golden Sun” demonstration project that obtained the approval in 2012, if it is not successfully connected to the grid before June 30, 2014, the subsidies previously granted for such given project shall be refunded. Due to the failure of one commercial rooftop project in Nanjing to connect to the grid before the required date, we refunded RMB 38.5 million to the government in 2014. The establishment of solar power projects requires approvals from or filing with several government authorities. The approvals and filings require a long time to obtain and we may not be able to proceed with the construction if the approvals are not obtained. If we are not able to complete the solar power projects on schedule in future, we may be subject to administrative measures, such as refunding of the subsidies previously granted to us, which would negatively affect our business and results of operations.

In addition, in 2013, the MOF, NDRC and NEA instituted a number of measures to standardize the approval process and the settlement of subsidies, but there have been significant delays in the listing of projects in the Subsidy Catalog, even after electricity has been sold to the power grid, which has delayed the payment of the government subsidy portion of our revenues. In addition, if we cannot receive subsidies for our projects as expected, our cash flow and financial condition may be materially adversely affected.

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

We have invested significantly in research and development of solar power products technology in order to achieve high conversion efficiency required for our advanced solar cells and modules. We are currently upgrading technology for manufacturing QSAR™ solar power products. The conversion efficiency of our QSAR™ and Waratah solar cells may be generally higher than that of mainstream P-type solar cells. Our QSAR™ solar cells have been commercially shipped by June 2011 and we obtained the TUV certificates for QSAR™ solar modules in November 2011. We have also completed the development of our second generation of Waratah solar power products in the fourth quarter of 2012, which has an estimated conversion efficiency of 17.6%. In 2013, by using high-efficient poly-crystalline materials and through the improvement of manufacturing techniques, the conversion efficiency of our Waratah solar power products increased to approximately 17.8%. We have showcased and will continue to showcase our QSAR ™ solar modules and Waratah solar power products in the industrial conferences or trade fairs to enhance exposure of them to our potential customers. In addition, our new generation of high-efficient mono-crystalline solar cells, which combines our Waratah and QSAR cell technology in a new design structure, can achieve high conversion efficiency of up to 20.26% by using normal wafers. Also, our prototype of new high-efficient QSAR II module has successfully passed initial potential induced degradation tests, or PID tests, in Japan in 2013, demonstrating outstanding performance. However, we cannot assure you that we will be able to commercially manufacture our advanced solar cells and modules on a large scale in a cost effective way.

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

Our future success depends substantially on the continued services of Mr. Tingxiu Lu, our chairman and chief executive officer, and other executive officers and key employees of our company, especially Dr. Jianhua Zhao, our chief technology officer and Dr. Aihua Wang, our vice president. In 2014, certain of our executive officers, including Mr. Stephen Zhifang Cai, our former chief executive officer, and Mr. Yongfei Chen, our former chief financial officer resigned from their respective positions. Although we have successfully found replacements for these vacated positions, we cannot assure you that we will continue to be able to find eligible candidates in the future if one or more of our executive officers or key employees are unable or unwilling to continue in their present positions.

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

Historically, we experienced a period of rapid growth and expansion. However, in recent years, we experienced challenging market environment and industry-wide supply-demand imbalance. The fluctuation in our business has placed, and will continue to place, significant strain on our management personnel, systems and resources. To accommodate our growth, we need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including improvements to our accounting and other internal management systems. To deal with challenges in the industry, we need to reduce operating costs, diversify our manufacturing and sales, and retain our key employees. All of these measures require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, manage our customer relationships and manage our relationships with raw material suppliers. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. If we fail to manage our growth effectively, that failure may have a material adverse effect on our business.

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

We derived 90.0%, 69.3% and 59.8% of our net revenues from sales of our products to customers outside China in 2012, 2013 and 2014, respectively. We expect to continue to derive substantial revenues from overseas markets such as European countries, Japan, India, Australia, the United States and other countries and regions. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

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

We rely primarily on trade secrets, patent laws and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection, and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, as of the date of this annual report, we have 81 patents and 43 pending patent applications in China. However, we cannot assure you that in a legal proceeding the claims of our patents would be found valid or that the claims would be interpreted as having sufficient scope to protect the technology we consider important to our business, nor can we assure you that our patent applications will eventually issue with claims of sufficient scope to protect additional technology significant to our business. As a result, we may be unable to exclude third parties from using the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results.

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

Heightened environmental concerns and increased awareness of climate change risks associated with fossil fuel-based power generation have generated political momentum in many governments, which subsequently implemented strategies aimed at the reduction of emissions of carbon dioxide and certain other gases commonly referred to as “greenhouse gases.” Renewable energy sources such as solar power help address these environmental concerns, and governments around the world have implemented a variety of policy initiatives to accelerate the development and adoption of solar power. While passage of climate change legislation or other regulatory initiatives that regulate or restrict emissions of greenhouse gases may encourage use of solar power and accordingly increase demand for our products and services, this could cause us to incur additional direct costs in complying with any new environmental regulations during our manufacturing and research and development processes, as well as increased indirect costs resulting from our customers, suppliers or both, and could incur additional compliance costs which are subsequently passed on to us.

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

A major portion of our sales are denominated in Euros and U.S. dollars, with the remainder in RMB, while a substantial portion of our costs and expenses is denominated in RMB and U.S. dollars, with the remainder in Euros. Fluctuations in exchange rates, particularly among the U.S. dollars, RMB and Euros, may affect our net profit margins and could result in fluctuations in foreign currency exchange and operating gains and losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2014, we had a Renminbi denominated cash balance of RMB 1,005 million, a U.S. dollar denominated cash balance of $45.0 million, and a Euro denominated cash balance of €9.0 million. Assuming we had converted the Renminbi denominated cash balance of RMB 1,005 million as of December 31, 2014 into U.S. dollar at the exchange rate of RMB 6.1190 for $1.00 as of December 31, 2014, this cash balance would have been $164.2 million. Assuming a further 1% appreciation of the U.S. dollar against the Renminbi, this cash balance would have decreased to $162.6 million as of December 31, 2014. Therefore, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, any appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We had net foreign exchange gain of approximately $0.4 million in 2012, and incurred net foreign currency loss of $826 and $12.7 million in 2013 and 2014, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Furthermore, due to the fact that we are paid in Euros for a proportion of our sales, fluctuations in the exchange rate between the Euro and the RMB may also have a material effect on our results of operations.

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

In the past, we had begun constructing or operating facilities without having obtained all the necessary approvals on the construction or completion acceptance of our certain facilities from relevant PRC construction and environmental protection authorities. In addition, as our manufacturing processes generate noise, waste water, gases and other industrial wastes, we are required to comply with all national and local regulations regarding protection of the environment. In addition, the National People’s Congress of China and the Chinese government have promulgated certain resolutions and regulations regarding climate change, which generally require enterprises to take actions to effectively manage the impact of climate change, develop renewable energy solutions and control emissions. Other than those disclosed previously or elsewhere, we believe we are in material compliance with present environmental protection requirements and regulations, and have all necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the costs of compliance with such new regulations could be substantial. We believe that we have all of the permits necessary to conduct our business as it is presently conducted. If we fail to comply with present or future environmental regulations or if we fail to obtain the necessary permits or licenses for our newly established projects or our increased production capacity within the prescribed period as required by applicable laws or at all, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

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

Our products may contain defects that are not detected until after they are sold or are installed because we cannot test for all possible scenarios. We have received in the past, and may receive from time to time in the future, complaints from certain customers that portions of our solar power products have quality deficiencies. If we deliver solar power products that do not satisfy our customers’ or end users’ quality requirements, or if there is a perception that our products are of poor quality, our credibility and the market acceptance and sales of our solar power products could be harmed. We may also incur substantial expenses to compensate the customers. Historically, some of our sales contracts with overseas customers provided for a 10-year warranty for the performance of our solar cells, and in some cases, our solar cells were sold with up to a 20-year warranty. We currently sell our solar modules with a ten-year warranty for serious visual defects in materials and workmanship and defects causing abnormal power output, and a minimum power output warranty of up to 25 years following the date of purchase. As a result, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We therefore, in accordance with our own history, industry data and industry practices, accrue 1% of our sales of solar modules as warranty costs. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results - Critical Accounting Policies - Warranty Costs.” However, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable, and our warranty provisions may be inadequate and we may have to incur substantial expense to repair or replace defective products in the future. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

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

Mr. Tingxiu Lu, our chairman, currently beneficially owns 26.4% of our outstanding share capital as of March 31, 2015. Most of our bank borrowings are guaranteed by Mr. Lu and CEEG, an entity controlled by Mr. Lu. CEEG undertook to guarantee the bank borrowings of Sunergy Nanjing for up to RMB2.5 billion (approximately $413.0 million) until December 31, 2015, subject to adjustment in the event of a material change in CEEG’s credit or operational status. As both our chairman and our principal shareholder, Mr. Lu has significant influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs, including those who purchased our ADSs in our initial public offering.

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

We started to provide financial disclosure in interactive data format on the electronic filing system of the United States Securities and Exchange Commission, or the SEC, and post them on our corporate website in connection with our annual report on Form 20-F for the fiscal year ended December 31, 2011 as required by the SEC rules and regulations. As required by the SEC, we use the Extensible Business Reporting Language, or XBRL, and the taxonomy or standard list of tags in XBRL format developed for financial reporting in interactive format consistent with U.S. GAAP and SEC rules and regulations. The XBRL list of tags contains descriptive labels, definitions, authoritative references to U.S. GAAP and the SEC rules and regulations where applicable, and other elements, all of which aim to provide the contextual information necessary for interactive data to be recognized and processed by software. For the fiscal year ended December 31, 2011, we tagged our consolidated financial statements, with the footnotes and schedules each tagged in a block of text. For the fiscal year ended December 31, 2012, we started to tag the detailed quantitative disclosures within the footnotes and schedules to our consolidated financial statements and will be permitted, but not required, to the extent we choose, to tag each narrative disclosure. As required by the SEC rules and regulations, we are also required to post our interactive data for at least 12 months on our corporate website on the same day we submit or file our annual report on Form 20-F.

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

We are subject to liabilities under the federal securities laws with respect to our interactive data files submitted or filed with the SEC, with a modified liability for our interactive data submitted for the fiscal years from 2011 to 2014. Such modification will primarily deem our interactive data not as filed, but only as submitted, for purposes of specified liability provisions under the federal securities laws, and we are additionally protected from liability for failure to comply with the tagging requirements for the fiscal years from 2011 to 2014 if our interactive data file should fail to meet the SEC requirements so long as the failure shall have occurred despite our good faith effort and we have corrected the failure promptly after becoming aware of it. In addition, if we fail to provide the required financial disclosure in interactive data format on SEC’s electronic filing system or post such interactive data our own corporate website each on the date so required, we will not be regarded as current with our reports under the Securities Exchange Act, and, as a result, will not be eligible to use the short registration statement forms, such as Form F-3, and will not be deemed to have available adequate current public information for purposes of the resale exemption safe harbor provided by Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

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

Under the EIT Law and the EIT Law Implementation Rules, which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and will be subject to a 25% PRC enterprise income tax on its global income. The EIT Law Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” On April 22, 2009, the State Administration of Taxation released a circular, or the Resident Enterprise Circular, which sets out the standards and procedures for recognizing the location of the “de facto management bodies” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or the Chinese Funded Enterprise. Under the Resident Enterprise Circular, if (i) a Chinese Funded Enterprise’s major management department and personnel who are responsible for carrying out daily operations are primarily located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise’s financial and human resource matters are located in the PRC; (iii) the major assets, accounting books and records, company seals, board and shareholder meeting resolutions of the Chinese Funded Enterprise are located or maintained in the PRC; and (iv) 50% or more of voting board members or senior executives habitually reside in China, such Chinese Funded Enterprise shall be considered as a PRC resident enterprise. The Resident Enterprise Circular explicitly provides that the above standards shall apply to the enterprises which are registered outside the PRC and funded by Chinese enterprises as controlling investors, therefore such standards may be cited for reference only and may not be directly adopted when considering whether our Company’s “de facto management body” is in the PRC or not. In 2014, the State Administration of Taxation (SAT) released Announcement of the State Administration of Taxation on Issues Concerning the Determination of Chinese-controlled Enterprises Incorporated Overseas as Resident Enterprises on the Basis of Their Actual Management Bodies , or Bulletin 9, amended certain provisions of Resident Enterprise Circular to delegate the approval authority for the reorganization of resident enterprise to a lower level tax authority in accordance with the Decision of the State Council on Canceling Administrative Approval Requirements or Delegating Administrative Approval Authority to Lower Levels for A Batch of Items (Guo Fa [2013] No.44).Moreover, the assessment of “resident enterprise” shall be determined by the PRC tax authorities based on the facts and circumstances of each individual case. Accordingly, it is still unclear whether we will be considered as a PRC resident enterprise under the EIT Law as of the date of this annual report. If we are considered a PRC resident enterprise, we will be subject to a 25% PRC income tax on our global income and such 25% PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

Most foreign exchange transactions by our PRC subsidiaries under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if any of our PRC subsidiaries borrows foreign currency loans from us or other foreign lenders, these loans cannot exceed statutory limits and must be registered with the SAFE, and if we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing, and could affect our business and financial condition.

Our business benefits from certain PRC preferential tax treatments. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

The PRC government has provided various incentives to foreign-invested enterprises. Because Sunergy Nanjing is a foreign-invested enterprise engaged in manufacturing businesses and located in Nanjing, which is within a coastal economic zone, it was entitled to a preferential enterprise income tax rate of 24% prior to January 1, 2008. As a foreign-invested enterprise engaged in manufacturing businesses, Sunergy Nanjing is also entitled to a two-year income tax exemption and 50% reduction for the succeeding three years from the first profitable year. On March 16, 2007, the National People’s Congress of China, or the Congress, enacted the EIT Law, under which foreign invested enterprises and domestically-owned enterprises would be subject to enterprise income tax at a uniform rate of 25%. On December 6, 2007, the State Council promulgated the EIT Law Implementation Rules. Both the EIT Law and its Implementation Rules became effective on January 1, 2008. The EIT Law also provides transitional measures for enterprises established prior to the promulgation of the EIT Law and eligible for lower tax rate or preferential treatment in accordance with the then-prevailing tax laws and administrative regulations. On December 26, 2007, State Council of China promulgated the Circular on Carrying Out the Transitional Preferential Policies concerning Enterprise Income Tax, or the Circular. Under the EIT Law, the Implementation Rules and the Circular, enterprises which were established and already enjoyed preferential enterprise income tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, and the enterprises which previously enjoyed the tax rate of 24% shall be subject to the tax rate of 25% in 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term or 2012, whichever is earlier. However, the Circular also prescribes that if the above transitional relief of enterprise income tax overlaps with the preferential treatments provided by the EIT Law, an enterprise may choose the more favorable treatment, and shall not enjoy both. The treatment cannot be changed once it is chosen. In addition, on April 14, 2008, the Ministry of Finance, the Ministry of Science and Technology and the State Administration of Taxation jointly promulgated the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures. Pursuant to the EIT Law, the EIT Law Implementation Rules and the Recognition Measures, the qualifying High and New Technology Enterprise, or HNTE, is eligible for a preferential tax rate of 15%. See “Item 4. Information On The Company - Business Overview - Regulation - Tax” for a discussion of the requirements to qualify as a HNTE. We received certification of HNTE status for Sunergy Nanjing and SST in October 2008 and December 2009, respectively. Both Sunergy Nanjing and SST renewed their respective HNTE certificates in 2011 and 2012, respectively. As of the date of this annual report, SST continues to be entitled to enjoy the preferential tax rate applicable to HNTE. We cannot assure you that we will be able to successfully renew the HNTE qualification or maintain our current effective tax rate in the future. Any discontinuation of preferential tax treatment or any increase of the enterprise income tax rate could have a material adverse effect on our financial condition and results of operations.

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

In October 2005, SAFE issued a regulation entitled “Circular on several issues concerning foreign exchange regulation of corporate finance and roundtrip investments by PRC residents through special purpose companies incorporated overseas,” or Circular No. 75. Circular No. 75 states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies and must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long term equity or debt investments or uses of assets in China to guarantee offshore obligations. In July, 2014, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment and Financing and Reverse Investment Activities of Domestic Residents Conducted via Special Purpose Companies, or Notice 37 which became effective as of July 4, 2014 and supersede the previous Notice 75. Notice 37 generally maintain the registration requirement of PRC residents with the local SAFE branch for establishing or controlling any offshore company as required under Notice 75, and, in comparison to Notice 75, expand the application of the registration requirement at certain aspects and provide a clearer guidance and procedures for the registration requirements. As Notice 37 is newly-issued, it is unclear how these regulations will be interpreted and implemented. In addition, different local SAFE branches may have different views and procedures as to the interpretation and implementation of the SAFE regulations.Under Circular No. 37, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. While we believe our shareholders have complied with existing SAFE registration procedures, any future failure by any of our shareholders who is a PRC resident or controlled by a PRC resident to comply with relevant requirements under Circular No. 37 could affect our ability to inject capital into our PRC subsidiaries may be limited and our PRC subsidiaries may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, the failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign-exchange restrictions and may subject us to a large amount of fines.

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

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. Compared to the PRC Labor Law effective as of January 1, 1995, the Labor Contract Law imposes more restrictions and increases costs for the employers to terminate employment, including specific provisions related to fixed term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, the employer is obliged to sign an unlimited term labor contract with an employee if the employer continues to hire the employee after two consecutive fixed term labor contracts or after the employee spends 10 consecutive years working for the employer. The employer also has to pay a compensation fee to the employee if the employer terminates an unlimited term labor contract. Unless an employee refuses to extend an expired labor contract, such compensation is also required when the labor contract expires. Further, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their normal salaries for each waived vacation day. In July 2013, an amendment to the Labor Contract Law took effect to restrict the use of dispatch labor and to regulate companies that provide labor dispatch services. In March 2014, Labor Dispatch Provisional Regulations came into effect. These regulations significantly restrict the scope and percentage of use of dispatched employees by companies. As a result of these new protective labor measures, our labor costs are expected to increase, which may adversely affect our business and our results of operations.

We face risks related to health epidemics and natural disasters, which could have a material and adverse effect on our business and results of operations.

Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. China reported a number of cases of SARS in April 2004. Since 2005, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of a new strain of influenza identified as the Influenza A (H1N1) virus occurred in Mexico resulting in a number of deaths. As the virus continued to spread worldwide including China, the World Health Organization on June 11, 2009 declared the H1N1 virus outbreak a global pandemic. Recently, it has been reported outbreaks of an avian flu caused by the H7N9 virus, including confirmed human cases, in China. According to the World Health Organization, there have been more than 250 confirmed human cases of avian flu caused by the H7N9 virus with more than 50 deaths reported from China since April 2013. The spread of H1N1 or H7N9 or any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China could have a material adverse effect on our business operations. These could include restrictions on our ability to travel or ship our products outside China as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

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

Our auditor, like other independent registered public accounting firms operating in the PRC, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and, as such, you may be deprived of the benefits of such inspection.

As an auditor of companies that are traded publicly in the United States and as an audit firm registered with the Public Company Accounting Oversight Board, or PCAOB, our independent registered public accounting firm is required by the laws of the United States to undergo regular inspections by the PCAOB. As our auditor is located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in the PRC, is not currently inspected by the PCAOB. On May 24, 2013, the PCAOB announced that it had entered into a memorandum of understanding on enforcement and cooperation with the CSRC and the PRC Ministry of Finance, or the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, direct PCAOB inspections of independent registered accounting firms in China are still not permitted by Chinese authorities.

The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditors through such inspections. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

On December 3, 2012, the SEC issued an order instituting administrative proceedings against five of the largest global public accounting firms relating to work performed in the PRC and such firms’ failure to provide audit work papers to the SEC in this regard. Our independent registered public accounting firm is not one of the accounting firms referenced in the order. On January 22, 2014, an initial administrative law decision was issued, censuring the five accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our shares may be adversely affected.

If our independent registered public accounting firm was denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act.

Risks Related to Our Shares and ADSs

If we fail to comply with the continued listing requirements of the NASDAQ Capital Market, we would face possible delisting, which would result in a limited public market for our ADS and make obtaining future debt or equity financing more difficult for us.

Companies listed on NASDAQ are subject to delisting for, among other things, failure to maintain a minimum market value of publicly held shares of $15,000,000 for 30 consecutive business days. On January 22, 2014, we received a letter from NASDAQ indicating that for the last 30 consecutive business days, the our market value of publicly held shares fell below the minimum $15,000,000 pursuant to NASDAQ Listing Rule 5450(b)(3)(C) for continued listing on the NASDAQ Capital Market. On March 10, 2015, we received a letter from the Listing Qualifications Department of the NASDAQ Stock Market, informing us that we have regained compliance with the continued listing requirements under NASDAQ listing Rule 5450(b)(3)(C). However, we may not be able to comply with the NASDAQ listing maintenance standard again in the future. If we fail to maintain the price of our ADSs in compliance with the requirement for continued listing on the NASDAQ Capital Market in the future, our ADSs would be subject to delisting and would likely trade on the over-the-counter market. If our ADSs were to trade on the over-the-counter market, selling our ADSs could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ADSs, further limiting the liquidity of our ADSs. As a result, the market price of our ADSs may be depressed, and you may find it more difficult to sell our ADSs. Such delisting from the NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing.

The market price for our ADSs has been volatile since our ADSs began trading on NASDAQ, and may be subject to fluctuations in the future, which could result in substantial losses to investors.

We cannot assure you that the market price of ADSs will not significantly fluctuate from its current level. For example, in 2014, the trading price of our ADSs ranged from a high of $7.17 per ADS to a low of $1.21 per ADS. The market price of our ADSs may be subject to wide fluctuations in response to factors including the following:

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

Based on the estimated value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2014, although we cannot assure you we were not a PFIC for such year and cannot assure you that we will not be a PFIC for 2015 and later years. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See Item 10, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

As our strategy to enter into solar module business, on November 1, 2010, we completed the acquisitions of SST and NRE, both of which were our related parties, from CEEG, an entity controlled by Mr. Tingxiu Lu, and Sundex Holdings Limited, a company not affiliated with us. The total acquisition consideration of these two modules manufacturers are approximately RMB308.0 million ($48.9 million). On December 21, 2011, we effected a change of the ADS to ordinary share ratio from one ADS representing six ordinary shares to one ADS representing 18 ordinary shares. The ratio change has the same effect as a one-for-three ADS consolidation.

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

We manufacture and sell solar cell and solar module products that convert sunlight into electricity for a variety of uses. Currently our principal end-products are solar modules in different sizes and with varying power outputs. Meanwhile, we also manufacture and sell solar cells of various specialties. We sell our solar cells and modules both under the brand of “CSUN” and on an OEM basis. We also invest in, develop and operate solar power projects both in China and abroad.

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

We expanded our business to the manufacturing and sales of solar modules in the fourth quarter of 2010. In September 2012, we entered into contractual arrangements to establish two joint ventures in Istanbul, Turkey to manufacture solar cells and solar modules. Our Turkey plant has started to ship solar power products in June 2013. As of December 31, 2014, we had an aggregate annual production capacity of solar modules of 1,155 MW, of which 300 MW has been relocated to Turkey. We expect to ramp up our production capacities for solar cells and solar modules in Turkey in 2015 as we further expand our overseas production capacities. We believe our overseas production capacities will enable us to stay closer to the European market than certain of our competitors which only conduct manufacturing operations in China, capture business opportunities in emerging solar power markets like Turkey and neighboring countries and mitigate adverse effect on our sales to the United States and European countries caused by anti-dumping and countervailing duties that we may be imposed against. See Item 3. “Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — Measures such as initiation of anti-dumping and anti-subsidy proceedings and imposition of anti-dumping and/or countervailing duties by governments in our overseas markets or China could materially and adversely affect our sales or procurement.”

In 2012, we began investing in solar power projects. We had two solar power projects in the United Kingdom, which had been connected to the grid since March 2013 and April 2013, respectively, and were later sold to third party purchasers in later 2013 and January 2015, respectively. Since 2014, we have expanded our solar power project business into China. As of the date of this annual report, we had successfully connected one solar power project in Anhui to the grid, which was later sold to a third party. We have also powered a series of commercial rooftop projects in China. As of the date of this annual report, we have a 2MW commercial rooftop project in Shanghai and a 5MW rooftop project in Nanjing, both of which have been successfully connected to the grid.

Since our inception, our research and development team has been led by two solar power researchers, Dr. Jianhua Zhao and Dr. Aihua Wang, who have 35 and 30 years of solar cell research experience, respectively, and established excellent credentials in the solar power industry. Our research and development efforts focus on continually enhancing our solar cell conversion efficiencies, which measure the ability of solar power products to convert sunlight into electricity, and improving our manufacturing operations of both solar cells and modules. Our research and the production management teams have long been committed to making concerted effort to improve the performance of our crystalline solar cells and modules. In addition, our research team continued to focus on the development of advanced process technology for manufacturing of high-efficiency solar power products. Thanks to the efforts of our research and development team, the average conversion rate of our multicrystalline silicon cell and monocrystalline silicon cell increased to 17.70% and 19.05%, respectively, in the fourth quarter of 2014]. In 2014, we entered into a strategic collaboration agreement with the 48th Research Institute of China Electronics Technology Group Corporation, aiming at jointly accelerating research and development, deployment and marketing of photovoltaic technology and products. In later 2014, we launched two sets of solar modules with industry leading power output performance. These modules have rated power of over 270W (when assembled with multi-crystalline silicon cells) and 320W (when assembled with mono-crystalline silicon cells), respectively.

In 2012, the shipment of our solar power products amounted to 391.0 MW, including 12.0 MW of solar cells sold and 379.0 MW of modules sold. In 2013, the shipment of our solar power products amounted to 577.4 MW, including 9.9 MW of solar cells, 89.8 MW solar cells and modules processed under OEM arrangements and 477.7 MW of modules. In 2014, we shipped 767.8 MW of solar power products including 167.7 MW of solar cells, 69.0 MW solar cells processed under OEM arrangements, 110.4 MW solar modules processed under OEM arrangements, and 420.7 MW of modules. We had net revenues of $292.7 million, $316.2 million and $341.1 million in 2012, 2013 and 2014, respectively. We incurred a net loss of $133.6 million, $51.6 million and $56.5 million in 2012, 2013 and 2014, respectively.

Products

We currently design, develop, manufacture and sell solar cells and solar modules.

Solar Cells

A solar cell is a device made from a silicon wafer that converts sunlight directly into electricity by a process known as the photovoltaic effect. Currently, we produce both monocrystalline and multicrystalline silicon solar cells. In addition to standard P-type solar cells and HP solar cells, we also produce selective emitter cells, an improved version of the P-type solar cells that we and most other solar cell manufacturers produce. In 2011, we commercially introduced a new type of cost effective and high efficiency solar cell, named “QSAR™”. QSAR™ solar cells have a much improved conversion efficiency compared with standard P-type solar cells. Our QSAR ™ solar cells have been commercially shipped since June 2011 and we obtained the TUV certificates for QSAR ™ solar modules in November 2011. The following table sets forth the types of solar cells we produced in 2014 with the specifications indicated:

Monocrystalline or Multicrystalline Solar Cell	Dimensions (mm×mm)	As a Percentage of Total Output in 2014 As Measured by MW (%)
Monocrystalline silicon solar cell	156×156	21.1%
Multicrystalline silicon solar cell	156×156	78.9%

We produce a test batch of solar cells from each shipment of silicon wafers that we receive, and return the wafers if the quality is below our standards. However, normal variation in the quality of silicon wafers in shipments that meet our standards will still result in the production of a certain proportion of solar cells that do not meet our customers’ specifications. These solar cells have either lower battery efficiency or a flawed appearance. Such lower quality solar cells are a by-product of the normal production of solar cells, and the defects are typically caused by the inadvertent use of wafers which have quality defects or improper processing during the production. We refer to monocrystalline solar cells with conversion efficiency below 18.8%, and multicrystalline solar cells with conversion efficiency below 17.4% as being off-specification. Although we continuously look for ways to eliminate or reduce such defects, our historical data shows that approximately 1.0% of the solar cells produced by us are affected by the defects described. We sell off-specification solar cells at a discount to recover some of the costs we incur in the production process. The market price for off-specification solar cells is typically lower than the cost incurred in their production, which results in negative margin.

Solar Modules

Solar modules are arrays of interconnected solar cells encased in a weatherproof frame. Through SST and NRE, which we acquired in 2010, we produce standard monocrystalline modules ranging from 185 W to 320 W in power output and multicrystalline modules ranging from 230 W to 300 W in power output. We build our modules to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. The variation in power output is based on the conversion efficiency of the cells used in our solar modules, as well as the types of cells. We assemble solar modules either from monocrystalline or multicrystalline cells. The amount of solar cells manufactured by us accounts for approximately 42.9% of the supplies we used for our module business in 2014. Our solar modules are sealed, weatherproof and able to withstand high levels of ultraviolet radiation and moisture. In later 2014, we launched two sets of solar modules with industry leading power output performance. These modules have rated power of over 270 W (when assembled with multi-crystalline silicon cells) and 320 W (when assembled with mono-crystalline silicon cells), respectively.

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

The table below sets forth a summary of our manufacturing lines for solar cells as of the date of this annual report:

Solar Cell Manufacturing Line	Time of Achieving Full-scale Manufacturing Capacity	Annualized Manufacturing Capacity(1) (in MW)
Line 1	August 2005(2)	36
Line 2	May 2006(2)	36
Line 3	June 2006(2)	36
Line 4	November 2006(2)	36
Line 5	November 2006(2)	36
Line 6	December 2006 (2)	36
Line 7	December 2008(2)	36
Line 8	December 2008(2)	36
Line 9	December 2008(2)	36
Line 10	December 2008(2)	36
Line 11	December 2010(2)	36
Line 12	December 2010(2)	36
Line 13	December 2010(2)	36
Line 14	April 2012(2)(3)	36

Total		504

(1)	Calculated by assuming the use of 156-millimeter monocrystalline silicon wafers.

(2)	Engaged in producing HP solar cells as of December 31, 2014.

(3)	Engaged in producing QSARTM solar cells as of December 31, 2014.

We plan to ramp up our manufacturing capacities in our Turkey plant to capture business opportunities in Europe and emerging markets like Turkey and neighboring countries, as well as mitigate adverse effect on our sales to the European and United States countries due to, among other things, anti-dumping and countervailing duties. In December 2014, we invested in a company focusing on solar cells business in South Korea, to capture the business opportunities in East Asia market.

In June 2011, we invested in a new solar cell project in Yangzhou, Jiangsu Province, China, the construction of which has been delayed due to market conditions.

Solar Modules

As of December 31, 2014, we had an aggregate annual module production capacity of 1,155 MW. Our solar module manufacturing facilities are located in Nanjing, Jiangsu Province, China; Songjiang, Shanghai, China and Istanbul, Turkey. Our actual output of solar modules depends on the type of the solar cells that we use; currently we use a mix of monocrystalline solar cells and multicrystalline solar cells in the size of 156×156 mm. With our expansion into solar module business, substantially all of solar cells produced by us have been supplied to SST and NRE for our module manufacturing. In addition, as our current solar cell production capacity does not match our solar module production capacity, we will also purchase solar cells from outside solar cell suppliers in 2015.

Solar Power Project

Many solar power projects are being commissioned in Europe and other countries, driven by, among other things, government mandates that require electric utility companies to use renewable energy to produce a certain percentage of their power by a future date. Typically, we hold the equity interests in each SPV, which was established for the operation of a solar power project. Through a series of contractual arrangements, we, among other things, supply all PV modules and other related products to each SPV, which constitute a significant component of the project cost, arrange the construction of the solar power project owned by each SPV and have substantive management rights and oversight in each SPV. Once construction on the project is completed, the project begins operating and generating power. This power is sold on the power grid, generating revenues that go to the SPVs. Generally we sell these projects to third-party purchasers after they have been connected to the grid.

In 2012, we began investing in solar power projects. We had two solar power projects in the United Kingdom, which had been connected to the grid since March 2013 and April 2013, respectively, and were later sold to third party purchasers in later 2013 and January 2015, respectively.

Since 2014, we have expanded our solar power project business into China. As of the date of this annual report, we had successfully connected one solar power project in Anhui to the grid, which was later sold to a third party.

We have also powered a series of commercial rooftop projects in China. As of the date of this annual report, we have a 2MW commercial rooftop project in Shanghai and a 5MW rooftop project in Nanjing, both of which have been successfully connected to the grid.

Going forward, we may incorporate more solar power project companies in both China and the overseas markets, such as Turkey, and sell them to suitable purchasers depending on, among other things, market conditions and return on investment.

Raw Materials

Silicon wafers are the most important raw materials for producing solar cells and solar module products, with monocrystalline and multicrystalline silicon wafers as the most commonly used materials. We can produce solar cells with either of these types of silicon wafers, and this dual capability provides us with flexibility in raw material procurement.

We seek to procure silicon wafers from various suppliers, most of which are manufacturers located in China. Historically, we procured polysilicon from various suppliers, and outsourced the production of silicon wafers from these polysilicon raw materials under toll manufacturing arrangements with third parties. We also sold polysilicon raw materials to wafer manufacturers and purchased silicon wafers from them under buy-and-sell arrangements in order to maintain the quantity and quality of silicon wafer supplies. In 2014, we purchased accessorial materials and sold modules, or purchased solar wafers and sold solar cells to the same counterparties under buy-and-sell arrangements. In 2014, we processed silicon wafers and solar cells provided by our customers into solar modules under OEM arrangements, and we charged processing fees from these customers.

Our manufacturing process also involves metallic paste, chemicals and other materials. We secure these raw materials from multiple vendors who have demonstrated good quality control and reliability.

In 2014, our principal suppliers of raw materials and solar cells included Zhejiang Fortune Photovoltaic Co., Ltd., Ever Energy Co., Ltd., Jiujiang Sunid Tech Co., Ltd., Topcell Solar International Co.,Ltd., Kingstone Energy Technology Corporation. Our top five suppliers supplied approximately 25% of silicon wafers and other supplies that we procured in 2014. Due to the industry-wide shortage of silicon raw materials experienced prior to 2008, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable within a relatively small range. In January 2011, in order to secure stable supply of silicon wafers while maintaining the ability to keep the price at the market level, we entered into a six-year agreement with Suzhou GCL Photovoltaic Technology Co., Ltd. and its related parties, all of which are subsidiaries of GCL-Poly. Under such six-year framework long-term silicon wafer supply agreement, GCL-Poly will supply to us wafers sufficient to produce not less than a certain portion of our manufacturing capacities over six years from January 2011 to December 2016, and we have agreed to procure a certain amount of our total silicon wafer requirement from GCL-Poly each year during the term of the agreement. Under this agreement, the prices of the wafers were initially predetermined, however both parties shall adjust purchase prices accordingly in case of a decline of over 5% in monthly market price of wafer. Due to the volatility of silicon wafer prices, we have negotiated periodically wafer purchase amounts and prices from time to time. We expect to continue to do so in the future. Given the current wafer price environment, we also seek to exert greater control over incoming wafer quality while establishing stable and long-term relationships with high quality suppliers. CEEG (Nanjing) Semiconductor Co., Ltd., a related party of our company, has agreed to supply to us silicon wafers from October 2011 to December 2015 and the price can be renegotiated if the market price is lower than the originally agreed price. These long-term contracts also require us to make an advance payment of a certain negotiated amount.

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

Customers and Markets

Before our acquisition of SST and NRE on November 1, 2010, we sold our solar cells primarily to module manufacturers, who assemble our cells into solar modules and solar power systems for use in various markets, particularly the European market. Historically, we also outsourced to third parties the manufacturing of solar modules from our solar cells or purchase solar modules from third parties for sale of such solar modules to our customers. Since the fourth quarter of 2010, a substantial portion of our solar cells have been used for our module production. The amount of solar cells manufactured by us account for approximately 42.9% of the supplies we used for our module business in 2014. Sales generated from solar cells and solar modules accounted for 17.9% and 81.0%, respectively, of our net revenues in 2014. We expect to lower our cost and achieve higher profit by continuing supplying substantially all of our solar cells to our module manufacturing in the future.

Historically, we made a majority of our sales to customers located in China. In recent years, in connection with our overseas marketing efforts and commercial manufacturing and sales of solar modules, we substantially increased the portion of our products sold to customers outside China. For the years ended December 31, 2012, 2013 and 2014, approximately 90.0%, 69.3% and 59.8% of our total net revenues was derived from customers outside China, respectively. For the year ended December 31, 2014, approximately 29.0% of our net revenues were derived from sales of solar power products to our top five customers, including INFiNi Group, Third Step France, Jiujiang Sunid Tech Co., Ltd., Changzhou Kuangda Solar Energy Co., Ltd., Shanghai Baoye Group Co., Ltd.

The following table sets forth by region our net revenues derived from sales of our products for the periods indicated.

	Year Ended December 31,
	2012		2013		2014
	(in thousands, except percentages)
Europe:
— France	$19,759	6.8%	$48,505	15.3%	69,271	20.3%
— Germany	65,979	22.5%	43,997	13.9%	16,087	4.7%
— UK	11,845	4.0%	6,056	1.9%	7,115	2.1%
— Italy	45,430	15.5%	7,747	2.5%	857	0.3%
—Czech Republic and Slovakia	5,699	1.9%	1,806	0.6%	646	0.2%
— Belgium	1,954	0.7%	1,320	0.4%	244	0.1%
— Others	57,539	19.6%	39,762	12.6%	156,322	4.2%
Europe Total	208,205	71.1%	149,192	47.2%	108,378	31.8%
PRC	29,149	10.0%	97,039	30.7%	135,874	39.8%

	Year Ended December 31,
	2012		2013		2014
	(in thousands, except percentages)
Japan	—	—	31,313	9.9%	57,774	16.9%
India	867	0.3%	26,943	8.5%	20,328	6.0%
Australia	39,605	13.5%	7,783	2.5%	8,401	2.5%
America	1,932	0.7%	1,838	0.6%	2,400	0.7%
Others	12,963	4.4%	2,078	0.6%	7,962	2.3%
Total net revenues	$292,721	100%	$316,186	100%	341,108	100%

In order to continue growing our sales and to reduce our reliance on any particular market segment, we intend to broaden our geographic presence and customer base. We plan to further expand into several overseas solar power markets, including European countries and those countries and regions with growing demand or market potential for solar power products, such as Japan, India, United States, Australia and other countries and regions as we expand our solar power business. We sell our products primarily under sales contracts, purchase orders and buy-and-sell arrangements, as follows:

•	Sales contracts and purchase orders. Historically, we entered into sales contracts of various terms with our customers and were obligated to deliver solar power products according to a pre-agreed price and schedule during the term of the contract. Given the volatility in average selling prices of silicon raw materials and solar power products in recent periods, a substantial portion of our contracts now provide for re-negotiation of price terms based on regular pricing reviews every three or six months or provide for adjustment of pricing terms when the change in exchange rate reaches certain benchmarks. We typically require our customers to pay a certain percentage of the purchase price as advance payment within a short period after signing the sales contracts. The percentage of advance payments varies depending on the credit status of our customers, our relationship with the customers, market demand and the terms of a particular contract. We may grant our large customers credit terms, usually within 90 days, according to our current credit policy. With respect to the other customers, we typically request full payment before or upon shipment. We may grant longer credit terms to our customers to follow market practice as we expand our solar power business. We also sell our solar power products via purchase orders placed by our customers. As we expand our solar power business, we continue to use the combination of sales contracts and purchase orders to directly sell solar modules to end customers.

•	Buy-and-sell arrangements. In order to fill potential shortfalls in production capability and secure the quality of solar cells and solar modules, we obtained solar cells from our customers, and were obligated to sell solar wafers or solar modules to them in return under buy-and-sell arrangements in 2013. In 2014, we purchased accessorial material and sold modules, or purchased solar wafers and sold solar cells to the same counterparties under buy-and-sell arrangements. The payment we made and the payment our customers made under buy-and-sell arrangements were either settled separately or sometimes offset against each other.

In addition, purchases of solar power products tend to decrease during the winter months because of adverse weather conditions in certain regions, which complicate the installation of solar power systems. Historically, our results of operations have been affected by such seasonality of industry-wide demand for solar power products.

Sales and Marketing

We currently market and sell our solar power products worldwide mainly through our direct sales force. We also have sales force in Europe to expand our overseas market. Our marketing programs include industrial conferences, trade fairs, advertising and public relation events, and seminars to solicit customers. Our sales and marketing groups work closely with our research and development and manufacturing groups to coordinate our product development activities, product launches and ongoing demand and supply planning. We are building a global sales network and have established regional sale offices in many markets across the world, including China, Hong Kong, U.S., Italy, France, England, Luxembourg and Australia. We may establish more subsidiaries or regional offices in Romania and Spain in the future to further expand our sales network. In addition, we also sell some of our solar power products through distributors.

Historically, the identity of our customers has changed substantially from year to year. We aim to further develop long-term relationships with key customers who are market leaders or strong niche players in their respective industrial or geographic segments. We believe that these customers will provide consistent revenue streams to minimize business volatility, and we target to achieve a substantial portion of our total net revenues from sales to strategic customers. To further diversify our customer base, which historically consisted primarily of module manufacturers and system integrators purchasing solar cells as we in the past focused on solar cell business, we have shifted our sales focus to system integrators, solar power project developers and solar power product distributors in connection with the expansion of our solar power business.

Intellectual Property

As of December 31, 2014, we have 81 issued patents and 43 pending patent applications in China. Our issued patents and patent applications relate to technology of production of and improvement to our solar power products and their manufacturing process. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide significant competitive advantage to us.

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

We are the registered owner of the trademarks “NPV”, “CSUN” and “SUNERGY” and one logo in China. Further, CEEG and Sunergy Nanjing entered into two trademark license agreements effective as of February 9, 2006 and June 7, 2006, respectively, pursuant to which CEEG granted to Sunergy Nanjing the rights to use the trademarks of “CEEG” and its Chinese characters in Sunergy Nanjing’s ordinary business for ten years. In addition, each of SST and NRE entered into trademark license agreements with CEEG on September 1, 2007, pursuant to which these two companies were granted the rights to use the trademarks of “CEEG” and another logo with a ten-year period. We have registered the trademark of “CSUN” in Hong Kong, European Union, the United States, Japan, Australia and Mexico. We also have registered the trademark of “SUNERGY” in France, Spain and Turkey, one logo in European Union, and both the trademark of  “SUNERGY” and such one logo in Hong Kong, U.S., Japan and Korea. We have registered the trademarks of “QSAR” in Australia, U.S. and European Union, and we are filing trademark registration applications for the logos “QSAR” in China and India. We have registered the logo in Japan, Australia, Italy and Spain. We are also filing trademark registration applications for the logo “Waratah” in Australia, Brazil, Philippine, Malaysia, United States, European Union, China, Indonesia, Canada, Japan, Korea and India, and for the logo in China, India, European Union, the United States, Canada, Thailand and Malaysia.

Competition

The market for solar power products is highly competitive and continually evolving. We may face increased competition, which may result in price reductions, reduced margins or loss of market share. In particular, the global financial crisis in 2008 and the overall global economic slowdown have, however, frustrated many expansion initiatives. Desperate for survival under such circumstances, PV companies have significantly increased their competitive pricing pressure for PV products, and caused a overall reduction of profit margin, with many players losing market share and/or their sustainability. We have also suffered tremendously during this difficult time, and are endeavoring to take measures in response to this challenging market environment. See Item 3. “Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry —Volatile market and industry trends, in particular, changes in demand for solar power products and continued downward pressure on the prices of solar power products could reduce our revenues and profitability". We believe that the key competitive factors in the market for solar power products include:

•	manufacturing efficiency;

•	conversion efficiency and performance;

•	price;

•	strength of supplier relationships; and

•	reputation.

We used to compete with specialized solar power manufacturers such as JA Solar Holdings Co., Ltd., Motech Industries Inc., Q-Cells AG and Solarfun Power Holdings Co., Ltd. when we focused on solar cell business. As we have expanded into solar module business since the fourth quarter of 2010, our current competitors include crystalline based solar cell and module manufacturers such as SunPower Corporation, Trina Solar Limited, Yingli Green Energy Holding Company Limited, Canadian Solar Inc., Hanwha SolarOne Co., Ltd., Jinko Solar Holding Co., Ltd. and ReneSola Ltd.

Many of our competitors may be developing or currently producing products based on Passivated Emitter and Rear Cell technologies, such as Honey M Plus module cell of Trina Solar Limited and Percium Module of JA Solar Holdings Co., Ltd., which have efficiency similar to our products, and may ultimately have costs similar to, or lower than, our projected costs. We expect that we will also need to compete with new entrants to the solar power market. In addition, the entire solar power industry also faces competition from conventional and non-solar renewable energy technologies.

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

On August 29, 2013, National Energy Administration issued the Provisional Administration Measures on the Solar Power Station Project. According to this Measure, National Energy Administration under the State Council shall be responsible for overseeing the construction and operation of solar power station projects. Provincial energy departments under the guidance of the National Energy Administration are responsible for solar power station in the region of overseeing the construction and operation of the project. Prior to the establishment of solar power station project, the solar power station project operator shall complete the preparation work including the construction planning and site selection, resource assessment, feasibility studies, market analysand other building conditions. The construction of solar power station shall be filed with the provincial energy department and comply with the State's solar power development plan and the region's annual guide scale indicators as well the annual implementation plan issued by the National Energy Administration.

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

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, latest amended in March 10, 2015 and effective as of April 10, 2015, or the Catalogue. The Catalogue classifies the various industries into four categories: encouraged, permitted, restricted and prohibited. As confirmed by the government authorities, Sunergy Nanjing, our operating subsidiary, is engaged in an encouraged industry. Sunergy Nanjing is permitted under the PRC laws to be wholly owned by a foreign company. Sunergy Nanjing is, accordingly, also entitled to certain preferential treatments granted by the PRC government authorities, such as exemption from tariffs on equipment imported for its own use.

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

We received certification of HNTE status for Sunergy Nanjing and SST in October 2008 and December 2009, respectively. Both Sunergy Nanjing and SST renewed their respective HNTE certificates in 2011 and 2012, respectively. Therefore Sunergy Nanjing and SST have been eligible for a 15% tax rate between 2008 and 2013, and 2009 and 2014, respectively. However, pursuant to the Circular, Sunergy Nanjing chose to enjoy the transitional relief rate of 12.5%, which was the more favorable treatment, from 2008 to 2010, and Sunergy Nanjing has enjoyed the 15% preferential rate since 2011. Sunergy Nanjing ceased to enjoy the preferential tax rate in 2014 due to the expiration of its HNTE certificate. SST renewed its HNTE certificate and continues to enjoy the 15% preferential tax rate.

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

The Trademark Law of the PRC (1983), as amended in 1993 2001 and 2013, respectively, and the Implementing Regulations of the Trademark Law (2002) as amended in 2014 provide for the application, protection and license of trademarks. A registered trademark shall be valid for ten years, commencing on the date of registration and can be renewed by an application made within twelve months before expiration. The renewed registration shall also be valid for ten years and can be renewed unlimitedly.

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

56

In November 2007, Sunergy BVI and CEEG jointly incorporated China Sunergy (Shanghai) Co., Ltd., or Sunergy Shanghai., in which we hold a 95% interest, and CEEG a 5% interest. In September 2008, Sunergy BVI transferred its 95% equity interest in Sunergy Shanghai to Sunergy Hong Kong. In September 2008, CEEG transferred its 5% equity interest in Sunergy Shanghai to Sunergy Hong Kong, as a result of which Sunergy Hong Kong became the 100% holding company of Sunergy Shanghai in April 2009. In October 2011, Sunergy Hong Kong transferred its 75% equity interest in Sunergy Shanghai to Sunergy Nanjing, as a result of which Sunergy Hong Kong held a 25% equity interest and Sunergy Nanjing held a 75% equity interest in Sunergy Shanghai. In March 2014, Sunergy Nanjing and Sunergy Hong Kong signed a share transfer agreement with CEEG, under which Sunergy Nanjing and Sunergy Hong Kong agreed to sell and CEEG agreed to purchase, 100% of the equity interest in Sunergy Shanghai. We have completed such share transfer in April 2014, and Sunergy Shanghai has no longer been a subsidiary of our Company.

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

In November 2012, CSUN Trading (Hong Kong) Co., Limited incorporated and owns 80% equity interest in each of CSUN Eurasia Energy Systems Industry and Trade Inc. and CSUN Eurasia Energy Technologies Industry and Trade Inc. in Istanbul, Turkey for the purpose of manufacturing our solar power products.

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

In March 2014, we completed the acquisition of CSUN Australia Pty. Ltd, which was our related party and was controlled by our chairman Mr. Tingxiu Lu before the acquisition. We plan to use CSUN Australia Pty. Ltd to sell and market our solar power products.

In March 2014, CSUN Trading (Hong Kong) Co., Limited incorporated CSUN Energy Solutions Australia Pty. Ltd. in Melbourne, Australia for the purpose of developing solar project.

In March 2014, Sunergy Nanjing incorporated Juancheng Xinze Solar Electric Power Co., Ltd. in Heze, China for the purpose of developing solar power project and service of solar projects.

In March 2014, CSUN Trading (Hong Kong) Co., Limited. incorporated and owns 70% equity interest in CSUN (Japan) Solar Energy Co., Ltd in Tokyo, Japan, for the purpose of distributing our solar power products and developing solar power stations.

In April 2014, Sunergy Nanjing incorporated China Sunergy Nanjing Solar Energy Co., Ltd. in Nanjing, China for the purpose of developing solar power projects.

In April 2014, Sunergy Nanjing incorporated China Sunergy Nanjing Electric Power Technology in Nanjing, China for the purpose of developing solar power projects.

In December 2014, China Sunergy (Hong Kong) Co., Ltd. incorporated and owns 50% equity interest in Korea Sunergy Co., Ltd., for the purpose of operating solar cells related business.

D.	Property, Plant and Equipment

We are headquartered at No. 123 Focheng West Road Jiangning Economic & Technical Development Zone Nanjing, Jiangsu, China. As of December 31, 2014, we conducted our research, development and manufacturing of solar cell products at our facilities in Nanjing, where we occupied a site area of approximately 79,800 square meters. These facilities include office premises with a total floor space of approximately 9,600 square meters and manufacturing facilities with a total floor space of approximately 21,500 square meters that currently accommodates 11 solar cell manufacturing lines of a total production capacity of 396 MW, and a new research and development facility with a total floor space of approximately 22,970 square meters that will accommodate three more solar cell manufacturing lines of a total production capacity of approximately 200MW and one research and development line. Except for this research and development facility, we currently have no plan to construct any additional research and development facility in Nanjing.

We conducted our research, development and manufacturing of solar module products at the facilities of SST in Shanghai and the facilities of NRE in Nanjing. As of December 31, 2014, SST occupied a site area of 66,665 square meters as its new plant in Shanghai, which includes office premises with a total floor space of approximately 8,784 square meters and manufacturing facilities with a total floor space of approximately 30,152 square meters. SST’s manufacturing facilities currently accommodate module production capacity of 585 MW. As of December 31, 2014, NRE occupied a site area of approximately 29,300 square meters, which includes, among others, manufacturing facilities with a total floor space of approximately 23,000 square meters that currently accommodate the office premises of 800 square meters and 270 MW module production capacity.

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

In 2012, we also relocated some of our module production capacity to Turkey. Our factories and offices in Turkey occupy a total floor space of approximately 20,800 square meters, which we leased from a Turkey company with a monthly rental of approximately $125,000. As of December 31, 2014, our facilities in Turkey accommodate 300 MW module production capacity and 108 MW cell production capacity, respectively.

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

Overview

We manufacture and sell solar cell and solar module products that convert sunlight into electricity for a variety uses. We also invest in, develop and operate solar power projects. Historically, we primarily manufactured and sold solar cells. In the fourth quarter of 2010, as part of our business strategy to achieve more vertical integration, we acquired SST and NRE, two solar module manufacturers, and began engaging in massively manufacturing and selling solar modules. Since then, substantially all of the solar cells we produce have been used for the production of our solar module products. Currently, we sell solar modules as our principal products to system integrators, solar power project developers and solar power product distributors located in various markets around the world, including PRC, France, Germany, Japan, India, Australia, Italy and UK.

We commenced business operations in August 2004. Our manufacturing capacity and operations have grown significantly since we completed acquisition of two solar module manufacturers in the fourth quarter of 2010. Assuming the use of 156-millimeter monocrystalline silicon wafers, we had an aggregate annual production capacity of solar cells of 504 MW as of December 31, 2014, and an aggregate annual production capacity of solar modules of 1,155 MW as of December 31, 2014, respectively, maintaining the same production capacity as of December 31, 2012 and 2013.

In 2012, the shipment of our solar power products amounted to 391.0 MW, including 12.0 MW of solar cells sold and 379.0 MW of modules sold. In 2013, the shipment of our solar power products amounted to 577.4 MW, including 9.9 MW of solar cells sold, 89.8 MW solar cells and modules processed under OEM arrangements and 477.7 MW of modules. In 2014, we shipped 767.8 MW of solar power products including 167.7 MW of solar cells, 69.0 MW solar cells processed under OEM arrangements, 110.4 MW solar modules processed under OEM arrangements, and 420.7 MW of modules. We had net revenues of $292.7 million, $316.2 million and $341.1 million in 2012, 2013 and 2014, respectively. We incurred net loss of $133.6 million, $51.6 million and $56.5 million in 2012, 2013 and 2014, respectively.

We operate and manage our business as a single segment.

Factors Affecting Our Results of Operations

Ability to Seek Additional Financing for Our Operations and to Execute Our Liquidity Plan

We operated with significant loss and negative operating cash flow for the years ended December 31, 2012, 2013 and 2014. As of December 31, 2014, we had a working capital deficit (total consolidated current liabilities exceeding total consolidated current assets) of $53.3 million. As of the same date, while we had cash and cash equivalents of $42.1 million, and restricted cash of $179.4 million, we had short-term bank borrowings of $356.8 million, all due within one year and the current portion of long-term debt amounting to $20.4 million. We incurred an operating loss of $105.7 million, $37.2 million, $31.0 million for the years ended December 31, 2012, 2013 and 2014, respectively. In light of the deteriorating market conditions for the PV industry coupled with the global economic slowdown, it is critical for us to be able to access additional financing for our continuing operations and to execute our liquidity plan. See Item 3. “Key Information—D. Risk Factors—We are operating with a significant working capital deficit, and may experience continued difficulty in collecting accounts receivable; if we do not successfully execute our liquidity and other business plans, we may face the risk of not being able to continue as a going concern”. If we fail to successfully execute this liquidity plan or if the plan fails to adequately meet our liquidity requirements, we may not be able to continue as a going concern. The failure of any of liquidity plan events or insufficiency of cash and cash equivalent could materially and adversely affect our financial condition, results of operations and business prospects.

Industry Demand

Our business and revenue growth depend on the market demand for solar power products. The solar power market grew rapidly in the past several years. During that period, our business and revenue growth were primarily driven by industry demand and our ability to retain existing customers, attract new customers and expand our manufacturing capacity at the same time. According to BNEF, the global solar power market, as measured by global PV market demand, grew from approximately 7.73 GW in 2009 to approximately 40.28 GW in 2013. In addition, global PV market demand may further increase to approximately 61 GW in 2016 on a conservative estimate, which we believe will be driven largely by market demand related to falling PV system installation costs, rising grid prices, and government initiatives.

In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis. The demand for solar power products rebounded significantly in 2010 as a result of, among other things, sustainable government incentives to develop solar power as an alternative energy solution, steady manufacturing cost reduction of solar power products and easy access to financing capital to build solar infrastructures. However, the global solar power industry witnessed another recession in 2011 due to, to a large extent, a combined effect of oversupply of solar power products and steep decrease in governmental subsidies afforded by major European markets. In 2012, the market conditions for global solar power industry continued to be very challenging due to, among other things, continued supply-demand imbalance, steep decrease in governmental subsidies afforded by major European markets, and anti-dumping and anti-subsidy proceedings initiated in the United States. The global solar market continued to suffer in 2013 primarily due to supply-demand imbalance. However, the decline in solar power product prices slowed down and tended to stabilize in later 2013, partly attributable to an improvement in imbalance of supply and demand. Consequently, the average selling price per watt of our solar modules decreased from $0.74 in 2012 to $0.61 in 2013, and slightly increased to $0.63 in 2014.

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

Government Subsidies and Economic Incentives

We believe that the near-term growth of the market for solar energy and PV products depends in large part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power still remains exceeding the cost of power provided by the electric utility grid in many locations, when upfront system costs are factored into cost per kilowatt. As a result, governmental bodies in many countries, most notably Japan, Germany, Italy, Spain, France, U.S., Australia, China, Korean and the Czech Republic, have provided subsidies and economic incentives to reduce dependency on conventional sources of energy. These subsidies and economic incentives have come in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, solar power product distributors, system integrators and manufacturers of solar power products.

However, certain early adopters of solar power incentive policies, such as Germany and Italy, announced reductions of incentive programs since 2011. As the solar power industry continues to develop, policy shifts could reduce or eliminate these government economic incentives altogether. For example, the German government scheduled a tariff reduction in January 2011, retained an annual basic reduction of 9% at year-end and further reduced its feed-in tariffs by over 30% for ground mounted systems and by approximately 20% for rooftop installations from April 1, 2012. According to BNEF, the demand for PV market in Germany declined from 3.3 GW in 2013 to 1.9 GW in 2014. The Italian market was also overhung by the uncertainty over funding conditions. Because of the phasing-out of its solar industry funding scheme, the demand for Italian PV market, according to BNEF, continued to decline in 2014, reaching the lowest level since 2009. A significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, would have a material adverse effect on the demand for our solar power products as well as our results of operations. Demand for and pricing of our solar power products are highly sensitive to government subsidies and economic incentives in our targeted or potential markets. Although the implementation of incentive policies for solar power significantly stimulates demand for solar power products, including our products, reductions or limitations on such policies, as have occurred in Germany, Italy and Spain, may reduce demand for such products or change price expectations, causing manufacturers of solar power products, including us, to reduce prices to adjust to demand at lower price levels.

Pricing of Our Solar Power Products

Solar modules, which are currently our principal products, are priced based on the market price per watt for solar modules as well as the number of watts of electricity they generate. We price our standard solar modules based on the prevailing market prices at the time we enter into sales contracts with our customers or our customers place their purchase orders with us, taking into account the size of the contract or the purchase order, the strength and history of our relationship with each customer, and our silicon raw materials costs or our costs to purchase solar cells. We began increasing sales of our solar modules upon the acquisition of SST and NRE in November 2010 and the average selling price per watt of our solar modules was $0.74, $0.61 and $0.63 in 2012, 2013 and 2014, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry— Volatile market and industry trends, in particular, the changes in demand for solar power products and continued downward pressure on the prices of solar power products will reduce our revenues and profitability” for more details.

Solar cells are priced based on the number of watts of electricity they can generate and on their conversion efficiency. Pricing per watt of solar cells is principally affected by manufacturing costs per watt, comprising of primarily the cost of silicon wafers, the overall market demand for solar cells, and some other factors, such as the exchange rate. Increased economies of scale and process technology advancements in the past resulted in a steady reduction in manufacturing costs and the price per watt of solar cells. To fill the gap between our solar module manufacturing capacity and our solar cells manufacturing capacity, we used a combination of self-produced solar cells and solar cells sourced from external suppliers to fulfill our solar cell requirements. We primarily sold off-specification solar cells at a discount to external customers in 2012, 2013 and 2014. We refer to byproducts of our solar cell production with low conversion efficiency as being off-specification solar cells. As such, the average selling prices of our solar cells was approximately $0.29, $0.15 and $0.31 per watt in 2012, 2013 and 2014, respectively.

Availability, Price and Quality of Silicon Raw Materials

Silicon wafers are the most important raw material from which our solar cells and solar modules are made. To manufacture silicon wafers, polysilicon is melted and processed into crystalline silicon ingots, which are then sliced into wafers. Historically, the procurement costs of silicon raw materials have accounted for more than half of our cost of revenues since we began our commercial production of solar cells in August 2005. Silicon raw materials accounted for approximately 39.7% of our cost of revenue in 2014 compared to 37.9% in 2013. Despite declining cost of silicon raw materials as a percentage of our cost of revenue in recent years, fluctuation in the price of polysilicon have impacted and will continue to impact our production costs and our cost of revenues and net income. The success of our business and our growth strategy depends heavily on acquiring a supply of silicon wafers and related raw materials at commercially reasonable prices and terms that is consistent with our existing and planned production capacity.

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

Historically, given the state of the industry, suppliers of silicon raw materials typically required customers to make payments in advance of shipment. Consistent with the industry practice, our suppliers generally required us to make a prepayment at a certain percentage of the order value prior to shipping. However, due to the relative oversupply of polysilicon, prepayment as a percentage of the entire contract has been reducing in recent years. In 2014, some of our suppliers granted us credit terms while certain major supplier requested us to make payment before delivery of silicon raw materials. However, our purchases of silicon raw materials may continue to require us to make certain working capital commitments. We are required to manage our borrowings to support our raw material purchases.

Manufacturing Capacity

In order to capture the market opportunity for our solar power products, we have expanded our manufacturing capacity. When the market demand for solar power products exceeded supply, increased capacity had a significant effect on our results of operations, by allowing us to produce and sell more solar power products generating higher revenues, and by lowering certain manufacturing costs resulting from economies of scale. We had an aggregate annual solar cell manufacturing capacity of 504 MW and an aggregate annual module manufacturing capacity of 1,155 MW as of December 31, 2014. When the global supply of solar power products exceeds the global demand due to excess production capacity, global economic downturn or other reasons, we may not be able to fully utilize our manufacturing capacity due to declined demand for our products. As we incur fixed costs associated with our facilities and equipment whether they are being utilized, operating at less than full utilization will result in expenses without corresponding revenue, which will reduce our operating margins.

Changing Product Mix

We expanded our solar power business and began massively manufacturing and selling solar modules in the fourth quarter of 2010. Expansion to solar module production has changed our product mix. Each of solar cell production and solar module production represents a separate stage of the solar power production chain, with each involving, among other things, different production workmanship and processes, costs and selling prices, and marketing and sales strategies. Prior to November 2010, our sales consisted almost entirely of solar cells. Subsequent to the acquisition of SST and NRE, substantially all of the solar cells produced by us have been used in the production of our solar modules. As we began marketing and selling solar module products in the fourth quarter of 2010, our sales of solar module products increased significantly and corresponding sales of solar cells precipitously declined. In 2012, 2013 and 2014, we fulfilled approximately 29.8%, 56.8% and 46.9% of our solar cell requirements by sourcing high quality solar cells from our external suppliers, respectively. We will continue to procure solar cells from our suppliers in order to fill the gap between our solar module manufacturing capacity and our solar cells manufacturing capacity. In addition, we increased our sales revenue of solar cells and modules processed under OEM arrangements in 2014.

Also, among other things, our customer base has changed from primarily module manufacturers and system integrators purchasing solar cells to primarily system integrators, solar power project developers and solar power product distributors. The changed customer base not only allows us to have more access to end-users including system integrators which play important roles in solar power industry, but also exposes us to more market and credit risks as our module products’ customers are more sensitive to market fluctuations and availability of financing. We expect that our operating results for future periods will continue to be influenced by our changed product mix.

Pace of Advancement in Process Technologies

Process technologies advancement is important because it helps increase conversion efficiencies of solar cells and helps reduce the manufacturing cost of solar power products. Higher conversion efficiency generally leads to higher revenues from sales of solar power products. As a result, solar power companies, ourselves included, are continuously developing advanced process technology for large-scale manufacturing. We commercially produced our QSAR™ solar cells in 2011, and installed one new manufacturing line to produce our QSAR™ solar cells in 2012. Moreover, we have completed our development of second generation of Waratah solar power products in the fourth quarter of 2012, and improved conversion efficiency of our Waratah solar power products to approximately 17.8% in 2013. Capitalizing on our research team’s continued efforts, our solar module products have passed the potential induced degradation test in September 2012, which demonstrates high quality and reliability of our solar modules and our commitment to continued improvement of our solar power products’ performance. In 2013, our research and the production management teams have made a concerted effort to improve the performance of our crystalline solar cells and modules. In addition, our research team continued to focus on the development of advanced process technology for manufacturing of high-efficiency solar power products. Thanks to the efforts of our research and development team, the average conversion rate of our multicrystalline silicon cell and monocrystalline silicon cell increased to 17.40% and 18.65%, respectively, in the third quarter of 2013. Our new high-efficient QSAR II modules have successfully passed the PID tests in Japan in May 2013.

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

Overview of Financial Results

Net Revenues

Our net revenues are net of value-added tax. Factors affecting our net revenues include average selling price per watt, unit volume sold and product demand for our solar power products. We began to generate net revenues primarily from the sales of solar modules after we acquired the two module manufacturers in November 2010. In 2012, we derived revenues from selling a small amount of solar cells to certain customers, but did not derive revenues from OEM arrangements. In 2013, we processed silicon wafers and solar cells provided by our customers into solar modules under OEM arrangements, and we charged processing fees from these customers. Our revenues generated from the solar power products processed under OEM arrangements increased significantly in 2014. Historically, certain of our third party customers accounted for more than 10% of our net revenues. However, there are no third party customers accounting for 10% or more of our total revenue for the years ended December 31, 2012, 2013 or 2014. Such decrease was primarily due to our expansion into solar module business and our ongoing efforts in diversifying our overall customer base.

In 2014, we increased our sales revenues from our solar power products generated in China. For the years ended December 31, 2012 and 2013 and 2014, approximately 90.0%, 69.3% and 59.8% of our total net revenues was made from customers outside China, respectively. In 2014, we increased our sales of solar products in PRC, primarily due to the PRC government’s policies to encourage solar industry. We have relocated some of our manufacturing operations to Turkey, which have started to ship solar power products in June 2013. In December 2014, we incorporated and owns 50% of equity interest in a company focusing on solar cells business in South Korea which we believe it will enable us to enlarge our customer base in the East Asia market.

The following table sets forth by region our total net revenues derived from sales of our products for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	(in thousands, except percentages)
Europe:
— France	$19,759	6.8%	$48,505	15.3%	69,271	20.3%
— Germany	65,979	22.5	43,997	13.9	16,087	4.7
— UK	11,845	4.0	6,056	1.9	7,115	2.1
— Italy	45,430	15.5	7,747	2.5	857	0.3
—Czech Republic and Slovakia	5,699	1.9	1,806	0.6	646	0.2
— Belgium	1,954	0.7	1,320	0.4	244	0.1
— Others	57,539	19.6	39,762	12.6	156,322	4.2
Europe Total	208,205	71.1	149,192	47.2	108,378	31.8
PRC	29,149	10.0	97,039	30.7	135,874	39.8
Japan	—	—	31,313	9.9	57,774	16.9
India	867	0.3	26,943	8.5	20,328	6.0
Australia	39,605	13.5	7,783	2.5	8,401	2.5
America	1,932	0.7	1,838	0.6	2,400	0.7
Others	12,963	4.4	2,078	0.6	7,962	2.3
Total net revenues	$292,721	100%	$316,186	100%	341,108	100%

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and our operating expenses as a percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2012	2013	2014
Cost of revenues	100.4%	95.2%	96.9%
Operating expenses:
Selling and marketing expenses	6.9	5.2	3.9
General and administrative expenses	25.9	9.5	7.4
Research and development expenses	2.9	1.9	0.9
Goodwill impairment loss	-	-	-

Total operating expenses	35.7%	16.6%	12.2%

Our cost of revenues as a percentage of our total net revenues was 100.4%, 95.2% and 96.9% in 2012, 2013 and 2014, respectively. Our cost of revenues slightly increased as a percentage of our total net revenues in 2014 primarily due to the increase in our cost of revenues per watt outpacing the average selling price per watt for solar modules. We will devote efforts to decreasing our cost of revenues in the future. Our cost of revenues decreased as a percentage of our total net revenues in 2013 primarily due to the decrease in our cost of revenue per watt for solar modules outpacing the decrease in average selling price per watt for solar modules.

Our operating expenses include general and administrative expenses, selling and marketing expenses and research and development expenses.

Our total operating expenses as a percentage of our total net revenues was 35.7%, 16.6% and 12.2% in 2012, 2013 and 2014, respectively. Our total operating expenses in 2014 decreased slightly from 2013 to 2014 as a percentage of our total net revenues primarily due to the decreases in selling and marketing expenses, general and administrative expenses and research and development expenses. In particular, general and administration expenses decreased by $4.8 million to US$25.2 million in 2014 from US$30.0 million in 2013, mainly attributable to a reversal of bad debt provision of approximately US$4.8 million in 2014, compared with a bad debt provision of US$0.5 million in 2013, as well as effective control in transportation expense, rental expense and consulting expense. Selling expenses reduced by US$3.2 million to US$13.2 million in 2014, from US$16.4 million in 2013, as a result of combined savings in salary expense, consulting expense and insurance expense. Our total operating expenses in 2013 decreased significantly from 2012 to 2013 as a percentage of our total net revenues primarily due to a decrease in general and administrative expenses mainly as a result of a significant decrease in bad debt provision made by us from $47.4 million in 2012 to $0.5 million in 2013. Our bad debt provision in 2013 was primarily due to most of our overdue account receivables denominated in the Euro and appreciation of the Euro against the US dollar in 2013.

Cost of Revenues

Our cost of revenues consists primarily of:

•	Raw materials cost. Silicon raw materials, primarily in the form of silicon wafers, comprise a substantial majority of our cost of revenues. In addition to silicon raw materials, raw materials involved in our production also include metallic pastes, tempered glass, ribbon, laminate material (EVA, TPT), junction box, and aluminum frame.

•	Sourcing cost. We fulfill some of our solar cell requirements by sourcing from external suppliers. The sourcing cost of solar cells is capitalized as inventory, and recorded as part of our cost of revenues when our finished solar modules are sold. We will continue to source high-quality solar cells from reliable suppliers in order to fill the gap between our solar cell manufacturing capacity and our solar module manufacturing capacity.

•	Direct labor cost. Direct labor costs include salaries and benefits for manufacturing personnel. We expect direct labor costs to increase as we hire additional manufacturing personnel as we expand our production.

•	Overhead. Overhead costs include maintenance, utilities such as electricity and water used in manufacturing, and other support expenses associated with the manufacturing.

•	Depreciation and amortization of manufacturing facilities and equipment. Due to our capacity expansion, our depreciation and amortization expenses have increased. We expect depreciation to increase in absolute terms in the near future following the expansion of our manufacturing capacity.

•	Warranty costs for solar modules. Historically, solar modules were typically sold with a five-year or ten-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase. In 2011, we sold our solar modules with a five-year warranty for defects in materials and workmanship and a minimum power output warranty of up to 25 years following the date of purchase. We further extended our warranty for defects in materials and workmanship from five years to ten years for all standard PV solar modules shipped after August 2011. We accrue 1.0% of our net revenues generated from module sales based primarily on our own history, an assessment of our competitors’ accrual history and industry practice. We expect warranty costs to increase in absolute terms as module sales will continue to account for a larger portion of our net revenues as we expand our solar power business.

•	Warranty costs for solar cells. Our sales contracts concluded after December 2006 do not contain warranty provisions, which we believe is in line with the practice of other solar cell manufacturers in China. We do not expect to enter into solar cell sales contracts with warranty provisions in the future. We still accrue warranty costs for deliveries of solar cells under the contracts concluded before December 2006.

Our cost of revenues is affected by our ability to control raw material costs, to achieve economies of scale in our operations, and to efficiently manage our supply chain, including our judicious use of third-party solar cell suppliers to fill potential shortfalls in production capability along the supply chain.

Gross Profit and Gross Margin

Our gross profit is affected by a number of factors, including the average selling prices for our solar power products, the cost of revenues, product mix, economies of scale and benefits from our ability to cost-efficiently manage our raw material supply. Our gross profit was $10.6 million in 2014, compared to $15.2 million in 2013 and negative $1.2 million in 2012. Our gross margin was 3.1% in 2014, compared to 4.8% in 2013 and negative 0.4% in 2012. Our gross margins in 2014 decreased from 2013 primarily due to the lower shipment of self-branded solar modules.

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

General and administrative expenses account for the largest part of our operating expenses. In 2012, 2013 and 2014, our general and administrative expenses were $75.9 million, $30.0 million and $25.2 million, respectively. In 2014, our general and administrative expenses were lower than those in 2013 mainly attributable to a reversal of bad debt reversion of approximately $4.8 million in 2014, compared with a bad debt provision of $0.5 million in 2013, as well as effective control in our transportation expense, rental expense and consulting expense. In 2013, our general and administrative expenses were lower than those in 2012 primarily due to a significant decrease in bad debt provision made by us in 2013 compared to 2012. In 2013 and 2014, we recorded share-based compensation expenses of nil and nil in connection with vesting of option to certain employees, respectively.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of post-sale service expenses, sales employee salaries, advertisement and publicity expenses, travel and entertainment expenses, shipping and handling cost and other sales and marketing expenses.

Although our selling and marketing expenses decreased by $3.2 million, or 19.5%, from $16.4 million in 2013 to $13.2 million in 2014, we expect that our selling and marketing expenses will increase moderately in absolute terms in the near term as we diversify our sales into emerging markets, hire additional sales personnel, develop new markets and initiate additional marketing programs to establish our brand name. We will continue to closely monitor our marketing needs and allocate our selling and marketing expenses in an effective way.

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

Share-based Compensation Expenses

In 2008 and 2009, we entered into option award agreements pursuant to our first share incentive plan. Under these option award agreements, there were outstanding options to purchase 202,310 ordinary shares as of December 31, 2014. We also entered into two restricted share award agreements pursuant to our second share incentive plan. As of December 31, 2014, no restricted shares were outstanding under these restricted share award agreements. See Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.” In 2012, 2013 and 2014, we recorded share-based compensation expenses of $217, nil and nil in connection with vesting of option to certain employees. Changes in the amount of share-based compensation will affect our general and administrative expenses, reported net income and earnings per share.

We are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the grant date, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the award (usually the vesting period).

As of December 31, 2014, there was no unrecognized compensation expense related to unvested share-based compensation arrangements granted under the plan.

Taxation

Under the current laws of the Cayman Islands and the British Virgin Islands, we and Sunergy BVI are not subject to tax on income or capital gain. Additionally, dividend payments made by us and Sunergy BVI are not subject to withholding tax in those jurisdictions.

Under the current Hong Kong Inland Revenue Ordinance, Sunergy Hong Kong is subject to Hong Kong profit tax at a rate of 16.5% in 2012, 2013 and 2014 on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by Sunergy Hong Kong to us are not subject to any Hong Kong withholding tax. China Sunergy Trading (Hong Kong) Co., Limited, which was incorporated in May 2011 and renamed to CSUN Trading (Hong Kong) Co., Limited in August 2012, was subject to Hong Kong profit tax at a rate of 16.5% in 2012, 2013 and 2014. CSUN International (Hong Kong) Co., Ltd. was incorporated in August 2012 and was subject to Hong Kong profit tax at a rate of 16.5% in 2012, 2013 and 2014.

The EIT Law and the EIT Law Implementation Rules provides that enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered PRC resident enterprises and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the EIT Law Implementation Rules, a “de facto management body” is defined as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” If we are treated as PRC resident enterprises for PRC tax purposes, we will be subject to PRC enterprise income tax on our worldwide income at the 25% tax rate, which would have an impact on our effective tax rate. Additionally, under such circumstances that Sunergy Hong Kong should also be treated as a PRC resident enterprise, dividends distributed from our PRC subsidiaries to Sunergy Hong Kong and ultimately to us could be exempt from withholding tax, and dividends from us to our foreign investors would be subject to a withholding tax at 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement.

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

SST was acquired in November 2010. It obtained the HNTE certificate in 2009, which was renewed in 2011 and 2015, respectively. Therefore, SST has been eligible for a 15% preferential tax rate since 2009.

NRE was acquired in November 2010 and its applicable enterprise income tax rate is 25%.

Sunergy Yangzhou was established in June 2011 and its applicable enterprise income tax rate is 25%. As of December 31, 2012, Sunergy Yangzhou had no substantive operations and had incurred minimal non-operating income.

Lianyungang Yuanhui Solar Power Co., Ltd was established in July 2013 and its applicable enterprise income tax rate is 25%. As of December 31, 2014, Lianyungang Yuanhui Solar Power Co., Ltd had no substantive operations and had incurred minimal non-operating income.

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

Revenue Recognition

Sales of solar cells and modules are recorded when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. We sell our solar power products at agreed upon prices to our customers, which reflect prevailing market prices. Our considerations for recognizing revenue are based on the following:

•	Persuasive evidence that an arrangement (sales contract) exists between a willing customer and us that outlines the terms of the sale (including customer information, product specification, quantity of goods, purchase price and payment terms). Customers do not have any general rights of return but may be allowed to exchange for goods that are not defective for a 30 to 45 day period. We have recorded the estimated replacement costs, which have been immaterial for all periods in cost of revenue upon recognition of revenue.

•	Delivery is considered to have occurred when the risks, rewards and ownership of the products are transferred from us to our customers. The majority of our sales contracts include the shipping terms Free on Board and Cost, Insurance and Freight. Based on the nature of these shipping terms, our obligation to deliver has been fulfilled when the goods pass over the ship’s rail at the named port of shipment which is specified in each contract.

•	Our price to the customer is fixed and determinable as specifically outlined in the sales contract.

•	For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is probable, including past transaction history with them, their credit-worthiness and whether our sales to them are covered by export credit insurance. All credit extended to customers is pre-approved by management.

Allowance for Doubtful Accounts

We conduct credit evaluations of customers. Historically, we generally did not require collateral or other security from customers. However, we began to require collateral or other security in 2012 from most of our customers to whom we provided credit terms due to challenging market conditions. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. We maintain a reserve for potential credit losses and such losses have historically been within our expectations. We raise an allowance for doubtful accounts primarily based on the age of the receivables or prepayments and other factors like the length of time receivables are past due, previous loss history and the counterparty’s current ability to fulfill its obligation. We estimate the anticipated losses from doubtful accounts based on days past due, historical collection, whether our sales to them are covered export credit insurance and other facts, which results in the increase in the allowance of doubtful accounts. In 2012, we determined that the possibility of collecting the accounts receivable from a specific customer became remote, once it was determined that the customer’s financial condition had deteriorated greatly. As a result, we recorded an allowance of $47.4 million for doubtful accounts in 2012, including an allowance of $30.6 million for doubtful accounts for Ecoware. In 2013, we recorded an allowance of $0.5 million for doubtful accounts, primarily because most of our overdue account receivables were denominated in the Euro which appreciated against the US dollar in 2013. In 2014, we recorded a reversal of $4.8 million for allowance of doubtful accounts, primarily attributable to our intense efforts in the collection of account receivables.

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

Warranty Costs

Historically, some of our sales contracts with overseas customers provided for a 10- or 20-year warranty for the performance of our solar cells against declines in certain technical specifications, primarily the minimum power generation capacity specified at the time of delivery. Since the beginning of 2007, we have aborted such warranty terms in solar cell sales contracts. We also sell our module products to customers along with a warranty on the performance of solar module products at certain levels of conversion efficiency for an extended period. Our solar modules are typically sold with a warranty up to 25 years against specified declines in the initial minimum power generation capacity at the time of sale. In addition, we had provided warranty for our solar modules against defects in materials and workmanship for a period of five years from the date of sale. We have extended our module product warranty policy for materials and workmanship from five to ten years for all standard PV solar module products shipped after August 10, 2011. The remedies provided under the warranty terms are primarily for the repair or replacement of the effected solar modules and the related labor cost. We believe these terms are consistent with the warranties offered by our competitors in the market. We maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these warranties. We currently accrue for all of our product warranties on a cumulative basis, based on our best estimate to date. We estimate the cost of warranties to be approximately 1.0% of our solar module sales and include that amount in our cost of revenues. We make such estimate based on a number of factors including (a) the nature of the warranties provided, which are consistent with industry practice, (b) actual claim expenses incurred, (c) our internal testing results, and (d) other assumptions that affect estimates of warranty costs, including industry data for warranty claim activities and academic research. We acknowledge that such estimates require significant judgment and we will continue to analyze our claim history, academic research and internal testing results and the performance of our products compared to our competitors in determining the adequacy of our warranty accruals. An increase or decrease of 0.1% accrual rate, applicable to sales of solar modules in 2014, would have resulted in a corresponding increase or decrease in warranty expense of approximately $260,000 for the year ended December 31, 2014. We also engage in product quality assurance programs and processes, including monitoring and evaluating the quality of suppliers, in an effort to ensure the quality of our products and reduce our warranty exposure. As we have not experienced significant warranty claims to date in connection with declines of the power generation capacity or other technical specifications of our solar cells or solar modules, we estimate our warranty costs based on our actual historical cost data, competitor data and academic research which are reviewed by our quality review staff. Although we conduct quality testing and inspection of our solar cell products, our solar cell products have not been tested in an environment simulating the up to 20-year warranty periods. We acknowledge that such estimates are subjective, and we will continue to analyze our claim history and the performance of our products compared to our competitors and academic research to determine whether our accrual is adequate. Actual warranty costs are accumulated and charged against accrued warranty liability. Our warranty obligation will be affected not only by our product failure rates, but also by costs incurred to repair or replace failed products as well as any service delivery costs incurred in correcting a product failure. If our actual product failure rates, material usage or service delivery costs differ from our estimates, we will need to prospectively revise our estimated warranty liability accrual rate.

Income Taxes

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative operating experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. We account for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. We determine whether or not a tax position is "more-likely-than-not" of being sustained upon audit based solely on the technical merits of the position. As of December 31, 2012, 2013 and 2014, we had recorded no uncertain tax benefits. We do not anticipate any significant changes to our liability for unrecognized tax benefits within the next 12 months. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. On October 21, 2008, Sunergy Nanjing obtained a HNTE certificate with a three-year validity term, which was renewed in 2011 for the following three years. Thus Sunergy Nanjing is eligible for a 15% preferential tax rate between 2008 and 2013. However, based on the Circular, the management chose to enjoy the transitional relief rate of 12.5% from 2008 to 2010 for Sunergy Nanjing. Therefore Sunergy Nanjing started to enjoy the 15% preferential tax rate since 2011. SST was acquired in November 2010. The HNTE certificate of SST was obtained in 2009 with a validity term of three years, which was renewed for the following three years. Thus SST has been eligible for a 15% preferential tax rate since 2009. NRE was acquired in November 2010 and its applicable enterprise income tax rate is 25%. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

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

	Year Ended December 31,
	2012		2013		2014
	(in thousands, except percentages)
Net revenues	$292,721	100.0%	$316,186	100.0%	341,108	100%
Cost of revenues	(293,914)	(100.4)	(300,974)	(95.2)	(330,486)	(96.9)

Gross profit (loss)	(1,193)	(0.4)	15,212	4.8	10,622	3.1
Operating expenses
Selling and marketing expenses	(20,056)	(6.9)	(16,417)	(5.2)	(13,168)	(3.9)
General and administrative expenses	(75,875)	(25.9)	(30,010)	(9.5)	(25,247)	(7.4)
Research and development expenses	(8,609)	(2.9)	(6,022)	(1.9)	(3,170)	(0.9)
Goodwill impairment loss	-	-	-	-	-	-
Total operating expenses	(104,540)	(35.7)	(52,449)	(16.6)	(41,585)	(12.2)
Income (loss) from operations	(105,733)	(36.1)	(37,237)	(11.8)	(30,963)	(9.1)
Interest expense	(28,838)	(9.9)	(28,806)	(9.1)	(27,919)	(8.2)
Interest income	6,155	2.1	6,586	2.1	5,607	1.6
Changes in fair value of derivatives	(370)	(0.1)	-	-	-	-
Other income (expense), net	11,487	3.9	8,975	2.8	(2,605)	(0.8)
(Loss) income before income taxes	(117,299)	(40.1)	(50,482)	(16.0)	(55,881)	(16.4)
Tax benefit (expense)	(16,295)	(5.6)	(1,127)	(0.4)	(614)	(0.2)
Net income (loss)	(133,594)	(45.7)	(51,609)	(16.3)	(56,495)	(16.6)
Less: Net loss attributable to the non-controlling interest	(13)	(0.0)	(1,000)	(0.3)	(399)	(0.1)

Net income (loss) attributable to China Sunergy Co., Ltd. ordinary shareholders	(133,581)	(45.7)%	(50,609)	(16.0%)	(56,096)	(16.4%)

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues. Our total net revenues increased by $24.9 million, or 7.9%, from $316.2 million in 2013 to $341.1 million in 2014. Our net revenues increased primarily due to the increase in both the shipment volume of our solar power products, and the average selling prices of our self-branded solar power products.

In 2014, we shipped 767.8 MW of solar power products including 167.7 MW of solar cells, 69.0 MW solar cells processed under OEM arrangements, 110.4 MW solar modules processed under OEM arrangements, and 420.7 MW of modules, compared to sales of 577.4 MW of solar power products, including 9.9 MW of solar cells, 89.8 MW solar cells and modules processed under OEM arrangements and 477.7 MW of solar modules in 2013.

Our sales derived from China, continuing being our largest market in 2014, increased significantly from $97.0 million in 2013 to $137.1 million in 2014 primarily due to the PRC government’s policies encouraging the solar industry and growing demand of our products in the domestic market. Thanks to the gradual recovery of the solar market in China, the average selling price per watt of our solar modules slightly increased to $0.63 in 2014 from $0.61 in 2013. Our sales derived from France and Japan, being the two largest overseas market in 2014, increased both in dollar amounts and as a percentage of our total net revenues primarily due to our expansion of customer base in these two countries; while our sales in certain other overseas markets, including Germany and Italy, decreased, primarily due to the strategic shift away from the overseas markets where the government subsidies have been reduced.

Cost of Revenues. Our cost of revenues increased by $29.5 million, or 9.8%, from $301.0 million in 2013 to $330.5 million in 2014. Our cost of revenues increased in 2014 primarily due to the increase in the shipment volume of our solar power products, and the higher price of the raw materials compared to that of 2013.

The price for silicon wafers per watt increased to $0.23 in 2014 compared to $0.22 in 2013. Our non-silicon manufacturing cost per watt for solar cells slightly decreased from $0.15 in 2013 to $0.14 in 2014, and our non-silicon manufacturing cost per watt for solar modules was $0.20 in 2014, which remained flat compared to $0.20 in 2013. As a result, silicon materials accounted for approximately 39.7% of our cost of revenue in 2014 compared to 37.9% in 2013. As a percentage of our total net revenues, our cost of revenues increased from 95.2% in 2013 to 96.8% in 2014.

Gross Profit (Loss). As a result of the foregoing, our gross profit decreased by $4.6 million from $15.2 million in 2013 to $10.6 million in 2014. Our gross margin decreased from 4.8% in 2013 to 3.1% in 2014, primarily due to the lower shipment of self-branded solar modules.

Operating Expenses. Our operating expenses decreased by $10.8 million, or 20.6%, from $52.4 million in 2013 to $41.6 million in 2014. The decrease in operating expenses was due to the decreases in general and administrative expense, selling and marketing expense and research and development expense. As a percentage of our total net revenues, operating expenses decreased from 16.6% in 2013 to 12.2% in 2014.

General and administrative expenses. Our general and administrative expenses decreased by $4.8 million, or 16.0%, from $30.0 million in 2013 to $25.2 million in 2014. The decrease in our general and administrative expenses was due primarily to a decrease of $4.8 million in bad debt provision primarily attributable to our intensified collection efforts in 2014 and prudent credit sales policy, as well as our effective control over the transportation expense, rental expense and consulting expense.

Selling and marketing expenses. Our selling and marketing expenses decreased by $3.2 million, or 19.5%, from $16.4 million in 2013 to $13.2 million in 2014. The decrease in our selling and marketing expenses was primarily due to combined savings of approximately $4.0 million in salary expense, consulting expense and insurance expense.

Research and development expenses. Research and development expenses decreased by $2.8 million, or 46.7%, from $6.0 million in 2013 to $3.2 million in 2014. Such decrease was due primarily to the fact that in 2014 some of our research and development facilities were reclassified as manufacturing lines, and therefore an amount of $2.1 million, initially recorded as research and development expenses, was then recognized as inventories.

Interest Expense. Our interest expenses was $27.9 million in 2014, compared to $28.8 million in 2013, which remained relatively stable.

Interest Income. Our interest income decreased by $1.0 million, or 15.2%, from $6.6 million in 2013 to $5.6 million in 2014, mainly due to the decrease in our cash balance in 2014.

Net Other Income (Expense). In 2014, we recorded net other expense of $2.6 million, primarily due to net foreign currency exchange loss of $12.7 million, partially offset by the gain of $9.1 million from the sale of one subsidiary, China Sunergy (Shanghai) Co., Ltd. In 2013, we recorded net other income of $9.0 million, primarily due to the gain of $2.2 million from the sale of two subsidiaries, Jinchang New Sunshine Solar Power Co., Ltd and Hami Huiteng Solar Power Co., Ltd, forgiveness of interest relating to certain loans by a related party of $2.4 million, and the compensation paid to us by Wuxi Jiacheng for settlement of dispute of $1.8 million in 2013.

Net (Loss) Income. As a result of the foregoing, we incurred a net loss of $56.5 million in 2014, compared to net loss of $51.6 million in 2013.

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

Research and development expenses. Research and development expenses decreased by $2.6 million, or 30.2%, from $8.6 million in 2012 to $6.0 million in 2013. The decrease in research and development expenses was due primarily to a decrease of $1.7 million in raw materials used in our research and development activities.

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

Net Other Income (Expense). In 2013, we recorded net other income of $9.0 million, primarily due to the gain of $2.2 million from the sale of two subsidiaries, Jinchang New Sunshine Solar Power Co., Ltd and Hami Huiteng Solar Power Co., Ltd, forgiveness of interest relating to certain loans by a related party of $2.4 million, and the compensation paid to us by Wuxi Jiacheng for settlement of dispute of $1.8 million in 2013. In 2012, we recorded net other income of $11.5 million, due primarily to a gain of $10.3 million from the repurchases of the convertible senior notes.

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

As of December 31, 2012, 2013 and 2014, we had $183.3 million, $54.3 million and $42.1 million, respectively, in cash and cash equivalents, $226.6 million, $194.2 million and $179.4 million, respectively, in restricted cash and $635.3 million, $606.2 million and $649.6 million, respectively, in outstanding borrowings. Our cash and cash equivalents primarily consist of cash on hand and demand deposits placed with banks.

In July 2008, we completed an offering of $54.5 million aggregate principal amount of 4.75% convertible senior notes. The notes were convertible at any time prior to the close of business on the third business day immediately preceding the maturity date, unless previously redeemed, at the option of the holders into our ADSs at a conversion price of $12.30 per ADS (approximately $36.90 per ADS if retroactively adjusted to reflect the ADS to ordinary share ratio change), subject to certain adjustments. In connection with the convertible senior notes offering, we also offered 4,431,000 ADSs (approximately 1,477,000 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change) in an ADS borrow facility. In June 2009, we conducted open market repurchases of $4.0 million aggregate principal amount of our 4.75% convertible senior notes issued in July 2008 for a total cash consideration of $1.8 million. We did not repurchase any of our outstanding convertible senior notes during 2010. In September 2011, we conducted open market repurchase of $16.5 million aggregate principal amount of the convertible senior notes for a total cash consideration of $9.1 million. In March and June of 2012, we conducted open market repurchase of $26.0 million aggregate principal amount of the convertible senior notes for a total cash consideration of $15.7 million. As a result, we had $1.5 million in principal amount of 4.75% convertible senior notes outstanding as of December 31, 2012, which have been fully repaid on due date in 2013. As of December 31, 2014, our ADS borrow facility has terminated and the loaned ADSs thereunder have been returned to us.

We had short-term borrowings of $463.6 million, $304.8 million and $356.8 million as of December 31, 2012, 2013 and 2014. Our short-term borrowings outstanding as of December 31, 2012, 2013 and 2014 bore an annual average interest rate of 6.35%, 7.01% and 6.88%, respectively. The funds borrowed under the above short-term arrangements are repayable within one year. As of December 31, 2012, 2013 and 2014, we had current portion of long-term borrowings of $48.9 million, $35.4 million and $20.4 million. As of December 31, 2012, 2013 and 2014, we had long-term borrowings of $122.9 million, $266.0 million and $272.3 million, which bore an annual average interest rate of 4.61%, 4.74% and 4.20%, respectively. Our long-term borrowings primarily represent our borrowings from China Development Bank, Bank of Nanjing, Shanghai Rural Commercial Bank, China Everbright Bank (Hong Kong Branch), Deniz Bank, and Odea Bank with a term of two to seven years, which would expire between 2016 and 2018. The terms of such long-term borrowings range from thirteen months to nine years, and would expire between 2015 and 2018. Certain of these long-term borrowings contain restrictive covenants, and as of December 31, 2014, we were in compliance with these covenants. Our short-term borrowing in 2014 increased primarily due to our need to fund our expanded working capital, including advances to suppliers and increases in our inventory. See Item 3.“Key Information - D. Risk Factors - Risks Related to Our Company and Our Industry -We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity”.

We had short-term credit facility of $612.9 million, $383.0 million and $292.0 million with various banks, of which $463.6 million, $304.8 million and $215.9 million had been drawn down and $149.3 million, $78.2 million and $76.2 million were available to use, as of December 31, 2012, 2013 and 2014, respectively. Our short-term credit facilities are renewable annually based on mutual agreement between the parties. Separately, we had a seven-year credit facility of $158.4 million with China Development Bank to facilitate our cell capacity expansion project and capital expenditure and a four-year credit facility of $50.0 million with China Development Bank to supplement our working capital requirements, all of which had been drawn down as of December 31, 2014. We have a six-year credit facility of $20.1 million with Shanghai Rural Commercial Bank for capital expenditure purpose, of which $6.7 million were available for use as of December 31, 2014. We have three-year credit facilities of $41.0 million and $5 million with Bank of Nanjing and Deniz Bank used to supplement our working capital requirement, which were fully withdrawn as of December 31, 2014.

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

As of December 31, 2014, approximately $16.3 million of the short-term bank borrowings was guaranteed by Mr. Tingxiu Lu, our chairman, and CEEG, a company controlled by Mr. Lu. Approximately $26.1 million of the short-term bank borrowings was guaranteed by CEEG, CEEG (Jiangsu) Limited, CEEG (Nanjing) Special Transformer Co., Mr. Lu and his wife, Ms. Guilan Shi, or Ms. Shi. Approximately $8.1 million of the short-term bank borrowings was guaranteed by CEEG, Mr. Lu and the machinery of Sunergy Nanjing. Approximately $13.1 million of the short-term bank borrowings was guaranteed by CEEG (Jiangsu) Limited and Mr. Lu. Approximately $1.0 million of the short-term borrowing was guaranteed by Small and Medium Sized Guarantee Center of Songjiang District. Approximately $3.0 million short-term borrowing was guaranteed by Cagri Seyman, the controlling shareholder of the Turkey shareholder of our subsidiaries in Istanbul. Approximately $3.6 million and $209.0 million of the short-term bank borrowings were secured by the mortgage of construction in progress and our fixed deposits, respectively. Approximately $8.2 million short-term bank borrowings was guaranteed by CEEG, Jiangsu Xinde Asset Management Co., Ltd, a company controlled by Mr. Lu., CEEG (Zhengjiang) Power Transfer and Mr. Tingxiu Lu and his wife. Approximately $8.2 million short-term bank borrowings was guaranteed by Jiangsu Xinde Asset Management Co., Ltd and CEEG (Zhengjiang) Power Transfer Co., Ltd and Mr. Tingxiu Lu and his wife. Approximately $0.7 million and $10.0 million short-term bank bank borrowings were guaranteed by fixed deposit pledge and shareholder of subsidiaries in Turkey and fixed deposit pledge and CEEG respectively. Approximately $1.6 million and $32.7 million short-term bank borrowings were guaranteed by construction in progress and fit assets, CEEG, CEEG (Nanjing) Special Transformer Co., Ltd, Mr. Tingxiu Lu and CEEG (Jiangsu) Limited, CEEG Special Transformer Co., Ltd, new energy, Land use right, plant respectively.

As of December 31, 2014, approximately $50.0 million of the long-term bank borrowings was guaranteed by Mr. Lu and his equity interests in CEEG. Approximately $38.2 million of the long-term bank borrowings were secured by the mortgages of our land use right and machinery. Approximately $30.6 million of the long-term bank borrowings was guaranteed by CEEG, CEEG (Jiangsu) Limited and Mr. Lu. Approximately $51.2 million of the long-term bank borrowings was guaranteed by our fixed deposits. Approximately $13.0 million of the long-term bank borrowings was guaranteed by CEEG and the machinery owned by CSUN Eurasia Energy Systems Industry and Trade Inc. Approximately $100.0 million of the long-term bank borrowings was guaranteed by CEEG and Mr. Tingxiu Lu and his wife. Approximately $9.8 million of long-term bank borrowings was guaranteed by construction in progress and property, plant and equipment. In an agreement between Sunergy Nanjing and CEEG dated December 18, 2006, CEEG had undertaken to guarantee the bank borrowings of Sunergy Nanjing for up to RMB1 billion, subject to adjustment in the event of the material change in CEEG’s credit or operations, for one year after our initial public offering. In May 2008 and April 2010, Sunergy Nanjing and CEEG signed agreements to further extend the term of the above agreement to May 16, 2010 and further to May 31, 2011. Thereafter, CEEG further undertook to guarantee the bank borrowings of Sunergy Nanjing for up to RMB2.5 billion (approximately $413.0 million) and extended the term of this agreement to December 31, 2015.

Historically, we have significant working capital commitments because suppliers of silicon wafers and other silicon-based raw materials require us to make prepayments in advance of shipment. Our prepayments to suppliers were recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as long-term prepayments, which was included in the line item “other long-term assets” in our consolidated balance sheet, if they represented the portion expected to be utilized after 12 months. Due to the industry-wide shortage of silicon raw materials in previous years, working capital and access to financing for the purchase of silicon raw materials were critical to growing our business. Our advances to suppliers decreased from $7.2 million as of December 31, 2013 to $5.9 million as of December 31, 2014. We had long-term prepayment of approximately $4.4 million as of December 31, 2014, compared to $4.8 million as of December 31, 2013, primarily because the practice to make long-term prepayment to suppliers has been reducing in 2014, and certain assets initially recorded as long-term prepayment were transferred to inventories as a result of the delivery of products from our suppliers. Depending on the supply and demand situation, going forward, our purchases of silicon raw materials may continue to require us to make certain working capital commitments.

Inventories, one of the principal components of our current assets, increased from $44.7 million as of December 31, 2013 to $52.9 million as of December 31, 2014 primarily due to the increase in our sales volume in 2014. In 2015, we will continue to manage optimal levels of inventory in order to preserve cash, manage our debt levels and meet our working capital requirement.

We require customers to make prepayment before delivery under certain circumstances. Depending on their credit history with us, we historically granted our large customers credit terms of 30 to 60 days before 2011, and as a result of the change in business from the sale of solar cells to module sales and challenging market conditions, we granted our large customers credit terms of 60 to 90 days in 2011, 60 to 180 days in 2012 and up to 90 days in 2013 and 2014. Our accounts receivable decreased from $81.4 million as of December 31, 2013 to $60.3 million as of December 31, 2014, and our allowance for doubtful accounts decreased from $64.9 million as of December 31, 2013 to $59.0 million as of December 31, 2014. For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them, their credit-worthiness and whether our sales to them are covered by export credit insurance. A significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers, which exposed us to additional and more concentrated credit risk. As of December 31, 2012, 2013 and 2014, outstanding accounts receivable balances from customers individually representing 10% or more of total gross accounts receivables accounted for approximately 22%, 33% and 21%, respectively, of our total outstanding accounts receivable. The failure of any of these or other customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

We operated with significant loss and negative operating cash flow for the year ended December 31, 2014. As of December 31, 2014, our accumulated deficit was $321.7 million and our working capital deficit was $53.3 million. See item 3 “Key Information—Risk Factors—Risks Related to Our Company and Our Industry—We are operating with a significant working capital deficit, and may experience continued difficulty in collecting account receivables; if we do not successfully execute our liquidity and other business plans, we face the risk of not being able to continue as a going concern.”, “—We have a limited operating history and we have incurred losses in certain prior periods and may incur losses in the future.”, “—We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.” and “—We have experienced and will continue to experience increased needs to finance our working capital requirements and are exposed to increased credit risk of our customers, and if we fail to execute our liquidity plan, we face the risk of not being able to continue as a going concern.” However, we believe we will be able to renew a substantial portion of our bank borrowings and bank credit facilities as they fall due.

We have entered into a written agreement with five commercial banks and one major PRC state-owned non-retail bank with a term of three years commencing from October 14, 2013, pursuant to which, the banks agreed to, among other things, maintain or increase the level of credit facility they made available to us as at October 14, 2013 if our business gradually improves, but we have not completely regained profitability. However, if (i) we regain profitability, and bank facilities required for our ordinary business are secured, or (ii) there is any material adverse change in solar industry policies or our business operation and financial performance worsens severely, the banks have rights not to make available to us the current level of credit facility. In addition, if any of the above banks reduces the current level of credit facility available to us, the other banks have rights not to make available to us the current level of credit facility. Since the second half of 2012, we have implemented our business strategy of cost reduction through, among other things, relocation of certain manufacturing facilities to Turkey and research and development efforts. In 2014, we entered into a written agreement with several commercial banks who agreed to provide financial support to us, including, among others, extensions and renewals of existing loans. We believe that our current levels of cash balances, proceeds from bank facilities and if any, cash from operations, will be sufficient to meet our anticipated cash needs to fund our operations for at least the next 12 months. The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Net cash generated from (used in) operating activities	$(15,613)	$(103,145)	$(62,502)
Net cash used in investing activities	(183,446)	2,197	7,290
Net cash provided by (used in) financing activities	171,164	(30,895)	49,657
Net increase (decrease) in cash and cash equivalents	(26,166)	(129,017)	(12,217)
Cash and cash equivalents at the beginning of the year	209,479	183,312	54,296
Cash and cash equivalents at the end of the year	$183,312	$54,296	$42,079

Operating Activities

Net cash used in operating activities amounted to $62.5 million in 2014. Net cash used in operating activities in 2014 was mainly attributable to the following factors: (i) a decrease in accounts payable of $37.6 million as a result of the settlement of our purchase of silicon wafers from the major suppliers; (ii) an increase in inventories of $10.0 million primarily as a result of increased sales and intensified efforts to control average inventory in-stock levels; and (iii) a decrease in amounts due to related parties of $2.7 million as a result of the settlement of our purchase of silicon wafers from related parties; slightly offset by a decrease in the amounts due from related parties of $2.7 million as a result of the prepayments related to purchases of products from our related parties.

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

Investing Activities

Net cash provided by investing activities in 2014 was $7.3 million, as compared to net cash used in investing activities of $2.2 million and $183.4 million in 2013 and 2012, respectively. Net cash provided by investing activities in 2014 was primarily due to the restricted cash of $14.8 million in connection with the provision of certain bank guarantees, subsidy received from local government of $4.7 million in connection with our research and development activities and cash receipts of $6.8 million from the sales of one of our subsidiaries and proceeds from disposal of property, plant and equipment of $1.2 million, partially offset by our purchases of property, plant and equipment in the amount of $20.2 million primarily in connection with research and development center in Nanjing and relocation of certain production capacities to Turkey.

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

Financing Activities

Net cash provided by financing activities was $49.7 million in 2014, primarily attributable to the proceeds of $494.6 million from short-term borrowings and proceeds of $81.5 million from our long-term bank borrowings, partially offset by the repayment of short-term bank borrowings of $527.1 million. The decrease in our proceeds from short-term borrowings was primarily due to the declined amount of outstanding short-term borrowings in 2014.

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

Capital Expenditures

We incurred capital expenditures of $44.3 million, $40.9 million and $20.2 million in 2012, 2013 and 2014, respectively. Our capital expenditures have been used primarily in investment in our research and development center, upgrading of our solar cell manufacturing lines and increase of our module manufacturing capacities. We estimate that our committed capital expenditures in 2015 will be approximately $37.2 million, which will be used primarily to upgrade our existing solar product manufacturing lines and develop our Turkey manufacturing facility. We intend to fund part of the capital expenditures for these plans with additional borrowings from third parties, including banks, and if any, cash from operations.

C.           Research and Development

Our senior management team heads our research and development efforts and sets strategic directions for the advancement of our products and manufacturing processes. Dr. Jianhua Zhao, our vice chairman and chief technology officer, and Dr. Aihua Wang, our vice president are all experienced solar power researchers. Under their guidance, our research and development plans include the following areas:

•	Development of the manufacturing process for new solar cell structures. We focus our research and development efforts on the process technology of new type of solar cells and modules. Based on Dr. Zhao and Dr. Wang’s previous experience working with high efficiency solar cells, including developing what were the most efficient crystalline silicon solar cells in the world, we have successfully conducted research and a large number of experiments on solving the technical problems associated with manufacturing new types of solar cells. Focusing on improving cell conversion efficiency and enhancing manufacturing yields, we expect to deliver higher-efficiency products at times. For example, we have recently introduced Super Black modules to the market and have started to ship them since later 2013. Our Super Black module offers a pure black appearance for the entire panel including welding strips, making the module well suited for high-end rooftop projects and integrated constructions. With its anti-glare feature, our Super Black module reduces reflection and demonstrates high performance in low sunlight conditions. Resistant to salt mist, ammonia, snow and wind pressure, our Super Black modules are suitable for beach house, resort, and farm installations.

•	Increase our solar cell manufacturing efficiency and reduce the manufacturing costs. In 2011, our research team has made a concerted effort to improve the performance of our standard HP solar cells. We made efforts in continuously optimizing the processing parameters and conditions for each manufacturing step to streamline our manufacturing process and reduce the manufacturing costs. We are also working collaboratively with metallic paste manufacturers to reduce the paste used for our manufacturing without affecting solar cell performance. Hence, our wafer-cell non-silicon costs have been reduced to a low level of $0.15 per watt as of December 31, 2014. In addition, we are now in the process of development of 5BB technique which has an environment-friendly feature. Our research team has made and will continue to make efforts to optimize 5BB technique, which will enable us to save raw materials, increase the conversion rate and enhance power output performance in manufacturing of Waratah solar power products. We have filed patent applications for 5BB technique in a number of countries.

We believe that the continual improvement of our technology is vital to maintaining our long-term competitiveness. Therefore, we have established our own solar power research center and have installed an experimental manufacturing line dedicated to our research and development.

To further leverage our internal advanced research and development capability, we have established cooperative relationships with several universities and institutions in China, including Nanjing University, Nanjing University of Aeronautics and Astronautics and Hebei University of Technology, each a leading science and engineering university in China. We have also entered into cooperative agreement with Xi’an Longi Silicon Material Corp. and Equity Solar, Inc. with the purpose to develop the solar power products tailored to our customers’ needs. Besides, we have been collaborating with a number of solar cell equipment suppliers and material suppliers to test their new products, with the purpose to improve the performance of solar cells. In 2013, we entered into a five-year collaborative research agreement with NewSouth Innovations Pty Ltd., a wholly owned subsidiary of the University of New South Wales, Australia, to improve solar cell efficiency by improving wafer material quality. In 2014, we entered into a strategic collaboration agreement with the 48th Research Institute of China Electronics Technology Group Corporation, aiming at jointly accelerating research and development, deployment and marketing of photovoltaic technology and products. We believe our collaborative efforts with these institutions have kept us apprised of the latest industry trends and developments, helped implement our own innovation initiatives and will continue to contribute to our technological advancement.

In addition, several government authorities in China, including the Ministry of Science and Technology, have provided us or committed to provide us with grants for our research in solar power technologies. Jiangsu Science and Technology Department also recognized our research and development capability by establishing the PV engineering technology research center in our company, which has passed the acceptance of Jiangsu Science and Technology Department in August 2009. We have invited solar power experts from external research institutes to form the expert commission for such research center. In 2013, the manufacturing technologies of our passivated emitter and rear cells, or PERC, passed the intermediate inspection of the national “863” scientific program. Our gross expenditures on research and development were $8.6 million, $6.0 million and $3.2 million in 2012, 2013 and 2014, respectively.

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

E.           Off-balance Sheet Commitments and Arrangements

Other than as disclosed elsewhere in this annual report, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.           Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	($, in thousands)
Operating lease obligations	2,001	1,747	193	29	32
Purchase obligations(1)	473	240	232	-	-
Short-term borrowings	362,794	362,794
Long-term borrowings(2)	321,392	20,652	288,763	11,977	-

Total	686,660	385,433	289,188	12,006	32

(1)	Includes commitments to purchase property, plant and equipment in the amount of $8 million, and commitments to purchase silicon raw materials in the amount of $465 million.

(2)	Long-term borrowings have an annual interest rate of 4.20%. This figure includes the interest payable amount in connection with such long-term borrowings.

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

Item 6.        Directors, Senior Management and Employees

A.           Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position
Tingxiu Lu	53	Director, Chairman and Chief Executive Officer
Jianhua Zhao	59	Director and Chief Technology Officer
Shiliang Guo	51	Director and Acting Chief Financial Officer
Merry Tang	55	Independent Director
Xiaoqian Zhou	74	Independent Director
Jian Li	61	Independent Director
Hong Cheng	59	Independent Director
Aihua Wang	61	Vice President

Directors

Mr. Tingxiu Lu is chairman of our board of directors and has been our chief executive officer since September 2014. Mr. Lu joined our company in 2004. Mr. Lu retired from all his executive positions in CEEG in September 2014. Mr. Lu has been a director of CEEG Renewable Energy Investment Co., Ltd. since February 2013. Since 2009, Mr. Lu has served as chairman of the board of directors and chief executive officer of China Electric Equipment (Jiangsu) Co., Ltd., a Chinese company that mainly manufactures power transformers. Since 2003, Mr. Lu has served as a director of CEEG, a Chinese company that mainly manufactures power transformers. He has been chairman and general manager of Jiangsu CEEG Transformer Manufacturing Co., Ltd. since 2002, and has been a member of the supervisory board of Jiangsu CEEG Electrical Transmission and Distribution Equipment Co., Ltd. since 2003. Mr. Lu has been chairman of Jiangsu Xinde and Nanjing Xinde Assets Management Co., Ltd., two investment management and investment holding companies, since 2006. From 1991 to 2003, Mr. Lu was the general manager of Jiangsu CEEG Electrical Equipment Manufacturing Co, Ltd, the predecessor of CEEG. Mr. Lu was awarded the China Excellent Entrepreneur award by the China Entrepreneur Confederation in 2005. He was also named as a 2005 Top Ten Distinguished Youth Entrepreneur of Jiangsu Province in 2005 by Jiangsu Province Development and Reform Commission and other government bodies. Mr. Lu graduated from an executive business management program at Tsinghua University in 2006.

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

Mr. Shiliang Guo has been a director of our company since May 2009, and has become our acting chief financial officer since November 2014. Mr. Guo retired from all his executive positions in CEEG in November 2014. Mr. Guo once served as a director of our company from May 2006 to July 2007 and he served as our acting chief financial officer from May to October 2009. Since 2009, Mr. Guo has served as the vice president and chief financial officer of China Electric Equipment (Jiangsu) Co., Ltd. Mr. Guo has also served as a director of CEEG since 2008 and the chief financial officer of CEEG from 2004 to 2009. From 1993 to 2004, Mr. Guo served as chief accountant with Yangzhou Zhengxin Certified Public Accountant Co., Ltd., Yangzhou Xingda Certified Public Accountant Co., Ltd. and Yangzhong Certified Public Accountant Co., Ltd., respectively. Mr. Guo received a bachelor's degree in finance from Suzhou University in 1984. He obtained the qualification of PRC Certified Public Accountant in 1993.

Independent Directors

Ms. Merry Tang has been an independent director of our company since June 2008. She is currently a principal and managing partner of GTZY CPA Group, LLC. Ms. Tang served a managing director at GTA International, LLC and Partner at Tang & Company, PC – both U.S.-based CPA firms offering services in risk assessment, audit engagements and Sarbanes-Oxley–related documentation to leading banks, financial service providers and telecommunications firms from 2006 to 2008. Prior to that, Ms. Tang gained “Big 4” experience at PricewaterhouseCoopers LLP where she served as senior auditor and engaged in various high profile clients’ financial and IT audits from 2004 to 2006. Ms. Tang also worked at Lucent Technologies, Inc. as a finance manager from 1996 to 2004. Ms. Tang graduated from the Central University of Finance & Banking, Beijing, China with a bachelor degree in banking in 1983 and a master degree in Finance in 1986, before going on to receive her master degree in accounting from the State University of New York at Albany in 1993.

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

Mr. Hong Cheng has been an independent director of our company since December 2014. Mr. Cheng has been in bank industry in China for more than 25 years. Mr. Cheng held various positions in Bank of Communications, including some managerial positions of one sub-branch of Bank of Communications, from 1987 to 1999. From 1999 to 2003, Mr. Cheng served as several managerial positions in Everbright Bank Nanjing Branch, where he primarily focused on corporate-related banking business.

Executive Officers

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

B.           Compensation of Directors and Executive Officers

For the year ended December 31, 2014, the aggregate cash compensation that we paid to our directors and executive officers was approximately RMB2.5 million (approximately $405,000). There are no service contracts between us and our directors, except for those directors who are also our executive officers. For option grants to our officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

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

Share Incentive Plan

In October 2006, our board of directors adopted a share incentive plan, or the First Plan, later amended in April 2007 and May 2009, respectively, to link the personal interests of our board members, employees and consultants to those of our shareholders by providing them with an incentive to generate superior returns for our shareholders, as well as to provide us with the flexibility to motivate, attract and retain the services of these individuals upon whose judgment, interest and special effort the successful conduct of our operations is dependent. The First Plan provides for the grant of options, referred to as “awards,” and we have reserved 2,500,000 shares for issuance under the First Plan. We adopted a second share incentive plan, or the Second Plan, after obtaining the approval by shareholders in February 2008. We have reserved 4,190,748 shares for issuance under the Second Plan. As of December 31, 2014, we have granted 2,743,806 options and 3,476,086 restricted shares (including 2,175,822 forfeited shares) pursuant to the above plans.

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

We have two types of vesting schedules for options. A substantial portion of options vest over a four-year period beginning in October 2006, April 2007, January 2008, February 2008, June 2008 or January 2009. Other options vest on the first anniversary of the grant date. We did not grant any option, restricted shares or restricted share units to our directors and executive officers from January 1, 2014 to the date of this annual report.

C.            Board Practices

Board of Directors

Our board of directors currently has seven directors. Mr. Wenze Wang, due to the personal reason, has elected to resign from his position as an independent director of our company with effect from March 26, 2014. Upon his resignation, he also ceased to be a member of each of Corporate Governance and Nominating Committee and Compensation Committee of our Company. We appointed Mr. Hong Cheng as our independent director, chairman of corporate governance and nominating committee and member of compensation committee of the Company with effect from December 30, 2014.

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

Compensation Committee. Our compensation committee consists of Mr. Hong Cheng, Ms. Jian Li and Mr. Xiaoqian Zhou. Mr. Cheng, Ms. Li and Mr. Zhou satisfy the independence requirements of Rule 5605 of the Nasdaq Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Xiaoqian Zhou, Mr. Hong Cheng and Ms. Jian Li. Ms. Li, Mr. Cheng and Mr. Zhou satisfy the independence requirements of Rule 5605 of the Nasdaq Rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Terms of Directors and Officers

Our shareholders have designated our directors into three classes, namely Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting after our initial public offering, respectively. Mr. Tingxiu Lu and Ms. Jian Li have been designated as Class A directors. Mr. Jianhua Zhao, and Ms. Merry Tang have been designated as Class B directors. Mr. Hong Cheng, Mr. Xiaoqian Zhou and Mr. Shiliang Guo have been designated as Class C directors. At each subsequent annual general meeting after the third annual general meeting, the directors of the class who have been longest in office shall retire and shall be eligible for re-election. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

D.           Employees

We had 2,867 and 2,935 employees as of December 31, 2012 and 2013, respectively. As of December 31, 2014, we had 2,627 full-time employees, consisting of 1,946 in manufacturing, 117 in sales and marketing, 232 in engineering, 332 in general and administrative and logistics. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

E.           Share Ownership

The following table sets forth information, some of which has been obtained from public filings, with respect to the beneficial ownership of our ordinary shares as of March 31, 2015, by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number (1)	%(2)

Directors and Executive Officers:
Tingxiu Lu (3)	70,497,252	26.4
Jianhua Zhao (4)	*	*
Aihua Wang (4)	*	*
Xiaoqian Zhou (5)	*	*
All Directors and Executive Officers as a Group	73,601,610	27.5

Principal Shareholders:
Elite Shine Group Limited (6)	70,497,252	26.4
Credit Suisse AG (7)	32,729,616	12.2
Exuberance Investment Limited (8)	32,678,274	12.2
PraxCapital Fund II, L.P (9)	16,043,934	6.0

*Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 267,287,253, being the number of ordinary shares outstanding as of March 31, 2015 plus the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2015.

(3)	Includes 56,574,018 ordinary shares and 773,513 ADSs, representing 13,923,234 ordinary shares, beneficially owned by Elite Shine Group Limited, a British Virgin Islands company, which is 100% owned by Mr. Lu. The business address for Mr. Lu is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China. Elite Shine Group Limited has entered into certain share pledge agreement in September 2009 with a Chinese bank.

(4)	Represents shares held by Dr. Zhao and Dr. Wang. Dr. Zhao and Dr. Wang are husband and wife, and their business address is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.

(5)	Represents ordinary shares issued and issuable upon exercise of options held by Mr. Zhou. Mr. Zhou’s address is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.

(6)	Elite Shine Group Limited is 100% owned by Mr. Lu. The address of Elite Shine Group Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(7)	Based on a Schedule 13G Amendment No. 7 filed by Credit Suisse AG on February 6, 2015, this represents the 32,729,616 shares that may be deemed to be beneficially owned by Credit Suisse AG The ultimate parent company of Credit Suisse AG is Credit Suisse Group AG, a corporation formed under the laws of Switzerland. Credit Suisse Group AG disclaims beneficial ownership of shares beneficially owned by its direct or indirect subsidiaries, including Credit Suisse AG. Credit Suisse AG’s business address is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. See footnote 8 for additional discussion of these shares.

(8)	Based on a Schedule 13G filed by Exuberance Investment Limited on February 14, 2008, this represents 32,678,274 ordinary shares held by Exuberance Investment Limited, a British Virgin Islands company, with the registered address at P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. Exuberance Investment Limited is 97.83% owned by China Harvest Fund, L.P., a Cayman Islands exempted limited partnership, and 2.17% owned by China Harvest Parallel Fund I, L.P., a Cayman Islands exempted limited partnership, each with the registered address at the offices of M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The general partner of China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is China Renaissance Capital Investment, L.P., a Cayman Islands exempted limited partnership. Voting and investment power of shares beneficially held by China Harvest Fund, L.P. is exercised by the investment committee of China Renaissance Capital Investment, L.P. which consists of Mark Qiu, Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi. The address for these committee members is c/o China Renaissance Capital Investment, L.P., M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(9)	Based on a Schedule 13G Amendment No. 1 filed by PraxCapital Fund II, L.P. on February 13, 2009, this represents 16,043,934 ordinary shares held by PraxCapital Fund II, L.P., a Cayman Islands limited partnership, with the registered address at P.O. Box 309GT, Ugland House, South Church St., George Town, Grand Cayman. The general partner of PraxCapital Fund II, L.P. is Prax Capital GP II, a Cayman Islands company. Prax Capital GP II is controlled by its board of directors, consisting of Jose Luis Artiga, Fernando R. Vila, Jeff Jie-Ping Yao and Lei Xu. The address of Jose Luis Artiga is Chalet Augusta No. 2, 3963 Crains-Sur-Sierre, Switzerland. The address of Fernando R. Vila is 1001 Brickell Bay Drive, Suite 2402, Miami, Florida, 33131. The address of each of Jeff Jie-Ping Yao and Xu Lei is 333 Huai Hai Middle Road, Suite 1701, Shanghai, People’s Republic of China, 200021.

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

In November 2010, NRE entered into an agreement to lease manufacturing site area, warehouse premises and ancillary premises of approximately 27,500 square meters from CST for a term until April 2011. The tenancy agreement provides for annual rental payments of RMB4.0 million (approximately $0.6 million). In March 2011, NRE entered into agreements with CST to purchase manufacturing site and ancillary premises of approximately 25,000 square meters, which is among the total of 27,500 square meters that we previously leased under the lease agreement described above, for a consideration of RMB50.2 million (approximately $8.0 million). Since then, NRE renewed the tenancy agreement to lease from CST the remained warehouse premises that we previously leased under the lease agreement described above for a term from May 2011 to April 2014. The renewed tenancy agreement provides for annual rental payments of RMB422,151 (approximately $67,073). In May 2012, NRE and CST entered into a supplement agreement to supersede the above tenancy agreement, pursuant to which CST leases the premises to NRE for free starting from January 2012. In 2013, we sold modules to CEEG (Nanjing) Solar Research Institute, an entity controlled by our chairman, in the amount of $1.5 million. As of December 31, 2014, we had a balance of $0.6 million due from CEEG (Nanjing) Solar Research Institute.

In 2014, we sold solar cells to CEEG (Nanjing) Semiconductor Co., Ltd., an entity controlled by our chairman, in the amount of $9,736, and we purchased silicon materials from CEEG (Nanjing) Semiconductor Co., Ltd. in the amount of $40,296. As of December 31, 2014, we had a balance of approximately $70.2 million due from CEEG (Nanjing) Semiconductor Co., Ltd., which related to our purchase of wafers and silicon materials.

In 2014, we purchased non-silicon raw materials from CEEG (Jiangsu) Insulative New Materials Co., Ltd. in the amount of $3.7 million. As of December 31, 2014, we had a balance of $4,620 due from CEEG (Jiangsu) Insulative New Materials Co., Ltd.

In 2014, we sold solar modules to CEEG, an entity controlled by our chairman, in the amount of $5.3 million, and we purchased non-silicon raw materials from CEEG in the amount of $0.38 million, and machinery from CEEG in the amount of $0.02 million. As of December 31, 2014, we had a balance of $522,763 due to CEEG; and had a balance of $4.1 million due from CEEG.

In 2014, we sold solar modules to Jiangxi Jingde Semiconductor New Material Co., Ltd., an entity controlled by our chairman, in the amount of $95,555. As of December 31, 2014, we had a balance of $0.1 million due to Jiangxi Jingde Semiconductor New Material Co., Ltd.

In 2014, we sold solar modules to CEEG (Nanjing) Solar Research Institute in the amount of $333,943. As of December 31, 2014, we had a balance of $1.9 million due to CEEG (Nanjing) Solar Research Institute; and had a balance of $597,774 million due from CEEG (Nanjing) Solar Research Institute.

In 2014, we sold solar modules to CEEG Korea Co., Ltd. in the amount of $4,065.

In 2014, we sold solar modules to Jiangsu Xinde Civil Photovoltaic System Co., Ltd. in the amount of $715,691. As of December 31, 2014, we had a balance of $63,736 due to Jiangsu Xinde Civil Photovoltaic System Co., Ltd.

In 2014, we sold solar modules to Jiangsu CEEG Cloud Commercial Co., Ltd. in the amount of $328,053.

In 2014, we sold solar modules to Nanjing Xinde New Energy Technology Co., Ltd. in the amount of $1.5 million. As of December 31, 2014, we had a balance of $583,390 due from Nanjing Xinde New Energy Technology Co., Ltd.

In 2014, we sold solar modules to CEEG Holding Co., Ltd. in the amount of $1.7 million. As of December 31, 2014, we had a balance of $148,768 due from CEEG Holding Co., Ltd.

In 2014, we sold solar modules to CEEG Xinde (Shanghai) New Energy Co., Ltd. in the amount of $8,190.

In February 2014, we completed the acquisition of CSUN Australia Pty. Ltd, which was controlled by our chairman Mr. Tingxiu Lu before the acquisition. The total acquisition consideration of was nil primarily because, as of the date of acquisition, no capital was injected to CSUN Australia Pty. Ltd and CSUN Australia Pty. Ltd did not have substantial operation.

In March 2014, we entered into an equity transfer agreement with CEEG, under which we agreed to sell and CEEG agreed to purchase, 100% of the equity interest in Shanghai Sunergy for approximately RMB 231.2 million (US$37.7 million). Pursuant to the equity transfer agreement, we are entitled to receive the cash proceeds of approximately RMB 79.6 million (US$13.0 million) from this transaction in total. The remaining consideration will be settled through forgiveness of the amount due from us by Sunergy Shanghai. CEEG expressly undertakes that it will not utilize Sunergy Shanghai or its assets to engage in any business competitive with us. In August 2014, we reached a supplemental agreement with CEEG to extend the payment schedule of the outstanding cash proceeds under the original agreement. However, CEEG failed to make the remaining payment pursuant to the schedule provided under the supplemental agreement. As of the date of this annual report, the remaining amount that CEEG should pay to us is approximately RMB 40 million.

In 2012, we and CEEG (Nanjing) Semiconductor Co., Ltd. entered into a series of loan agreements under which we borrowed loans totaling RMB735.0 million (approximately $116.9 million) with terms ranging from two months to four months, with an interest rate from 5.60% to 6.56%. Such loans were made for the purpose of our operation. As of December 31, 2013, we have repaid all of these loan arrangements.

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

As of December 31, 2014, approximately $16.3 million of the short-term bank borrowings have been guaranteed by Mr. Tingxiu Lu, our chairman and CEEG. Approximately $26.1 million of the short-term bank borrowings have been guaranteed by CEEG, CEEG (Jiangsu) Limited, CEEG (Nanjing) Special Transformer Co., Ltd., Mr. Lu and his wife. Approximately $8.1 million of the short-term bank borrowings have been guaranteed by CEEG, Mr. Lu and the machinery of Sunergy Nanjing. Approximately $13.1 million short-term borrowing has been guaranteed by CEEG (Jiangsu) Ltd. and Mr. Lu.

As of December 31, 2014, approximately $30.6 million of the long-term bank borrowings have been guaranteed by CEEG, CEEG (Jiangsu) Limited and Mr. Lu. Approximately $50.0 million of the long-term bank borrowings have been guaranteed by Mr. Lu and his equity interests in CEEG. Approximately $13.0 million of the long-term bank borrowings have been guaranteed by CEEG and the machinery owned by CSUN Eurasia Energy Systems Industry and Trade Inc. Approximately $100 million of the long-term bank borrowings have been guaranteed by CEEG, Mr. Lu and his wife. Approximately $38.2 million of the long-term bank borrowings have been guaranteed by land use right and machinery. Approximately $51.2 million of the long-term bank borrowings have been guaranteed by fixed deposit. Approximately $9.8 of the long-term bank borrowings have been guaranteed by construction in progress and property, plant and equipment.

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

Item 8.          Financial Information

A.           Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report, beginning with page F-1.

Legal Proceedings

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

The following table provides the high and low closing prices for our ADSs on the Nasdaq Global Select Market for (1) the years of 2010, 2011, 2012, 2013 and 2014; (2) each of the four quarters of 2013 and 2014 and (3) each of the past six months. For ease of comparison, the ADS prices before December 21, 2011 have been retroactively adjusted to reflect the ADS to ordinary share ratio change that took effect on December 21, 2011.

	Trading Price
	High	Low
	$	$
Annual High and Low
2010	16.56	10.32
2011	14.40	1.09
2012	3.05	1.04
2013	9.49	1.29
2014	7.17	1.21
Quarterly High and Low
First Quarter 2013	1.83	1.30
Second Quarter 2013	2.52	1.29
Third Quarter 2013	6.01	1.95
Fourth Quarter 2013	9.49	4.96
First Quarter 2014	7.17	4.19
Second Quarter 2014	5.26	2.58
Third Quarter 2014	3.65	2.85
Fourth Quarter 2014	2.83	1.21
First Quarter 2015	2.17	1.06
Second Quarter 2015	2.18	1.55
Third Quarter 2015 (until July 8, 2015)	1.85	1.45
Monthly Highs and Lows
February 2015	2.17	1.17
March 2015	1.93	1.46
April 2015	2.18	1.76
May 2015	2.03	1.73
June 2015	2.17	1.55
July 2015 (until July 8, 2015)	1.85	1.45

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

D.           Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On April 16, 2012, the People’s Bank of China enlarged the RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. On March 17, 2014, such inter-bank spot was further enlarged to 2%. This change in policy has resulted in an appreciation of 26% of the RMB against the U.S. dollar by the end of 2014. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010, but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

The gross amount of any distributions we make to you with respect to our ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will generally be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. The foregoing discussion of the treatment of distributions is subject to the passive foreign investment company rules discussed below.

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

You are urged to consult your tax advisor regarding the tax consequences to you if PRC tax is imposed on gain on a disposition of your ADSs or ordinary shares (see Item 10, “Additional Information—Taxation—People’s Republic of China Taxation”), including any availability of a United States foreign tax credit in respect of such PRC tax in your particular circumstances.

Passive Foreign Investment Company

Based on the estimated value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2014. However, we cannot assure you we were not a PFIC for 2014 and cannot assure you that we will not be a PFIC for 2015 or thereafter. A non-U.S. corporation will be a PFIC for any taxable year if either:

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

Item 11.         Quantitative and Qualitative Disclosures About Market Risk

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 3.9%, 1.8%, 1.5%, 4.8% and 5.9% in 2004, 2005, 2006, 2007 and 2008, respectively, decreased slightly by 0.7% in 2009, and increased by 5.4%, 2.6%, 2.6% and 2.0% in 2011, 2012, 2013 and 2014, respectively.

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

Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2014, we had a Renminbi denominated cash balance of RMB 1,005 million, a U.S. dollar denominated cash balance of $45.0 million, and a Euro denominated cash balance of €9.0 million. Assuming we had converted the Renminbi denominated cash balance of RMB 1,005 million as of December 31, 2014 into U.S. dollar at the exchange rate of RMB 6.1190 for $1.00 as of December 31, 2014, this cash balance would have been $164.2 million. Assuming a further 1% appreciation of the U.S. dollar against the Renminbi, this cash balance would have decreased to $162.6 million as of December 31, 2014. Therefore, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, any appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

We are also subject to foreign currency translation risk. Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiary is Renminbi. We translate monetary assets and liabilities denominated in other currencies into Renminbi at the rates of exchange in effect at each balance sheet date. Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. We recorded these exchange gains and losses in the statements of operations. We recorded net foreign currency gain of $0.4 million in 2012 and incurred net foreign currency loss of $826 and $12.7 million in 2013 and 2014, respectively.

Starting from 2008, we entered into a series of foreign currency forward contracts with certain banks to hedge our exposure to foreign currency exchange risk. As of December 31, 2014, we had foreign currency forward contracts with a total contract value of nil. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations.

Counterparty Risk

Outstanding financial derivative instruments expose us to credit loss in the event of non-performance by the counterparties to the agreements. On a periodic basis, we review the credit ratings of our counterparties and adjust our exposure as deemed appropriate. The counterparty risk has been considered in the fair value measurement of derivative instruments.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2014, we had total short-term bank borrowings and current portion of long-term bank borrowings amounting to $377.2 million and total long-term bank borrowings amounting to $272.3 million. The average interest of our bank borrowings due within one year and long-term borrowings was 6.88% and 4.20%, respectively. Based on our bank borrowings as of December 31, 2014, a 1% increase in average interest rate of short-term and long-term loan would result in approximately a $6.5 million increase in our interest expense on an annual basis. Our future interest expense may increase due to changes in market interest rates.

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

As of December 31, 2014, our cash and cash equivalents amounted to $42.1 million, comprised of cash on hand and demand deposits.

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our chief executive officer and chief financial officer have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective because of the material weaknesses in our internal control over financial reporting described below under “Management’s Report on Internal Control over Financial Reporting”.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

• Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (1992 version). The COSO framework is based upon five integrated components of control: control environment, risk assessment, control activities, information and communications and ongoing monitoring.

Based on the evaluation, our chief executive officer and chief financial officer have identified what they believe to be material weaknesses, which are discussed below. Therefore, our management concluded that our internal control over financial reporting was not effective as of December 31, 2014.

During the year ended December 31, 2014, our management identified the following material weaknesses in our internal control over financial reporting.

• Due to a high turnover in our financial reporting staff in 2013, including the departure of our financial controller and general accountant, we did not have sufficient qualified financial reporting and accounting personnel equipped with appropriate U.S. GAAP and SEC reporting and disclosure knowledge or experience.

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

Changes in Internal Control over Financial Reporting

Except for the matters described above to improve our internal control over financial reporting, there were no significant changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Item 16C.           Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, our principal external auditor for fiscal year 2013, and Grant Thornton LLP, or Grant Thornton, our principal external auditor for fiscal year 2014.

	2013	2014(5)
Audit fees(1)	$726,971	$658,501
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	$8,076	—

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)         “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve certain other audit-related services for the years ended December 31, 2013 and 2014.

(3)         “Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered for tax compliance, tax advice and tax planning.

(4)         “All other fees” means sustainability consulting service related fee.

(5)         The aggregate fees for each category specified above for the year 2014 include the audit fees and other related fees we paid for the services rendered by both Deloitte Touche Tohmatsu Certified Public Accountants LLP and Grant Thornton LLP for the year ended December 31, 2014.

We engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP for our audit work in 2013. Total service fees billed related to these professional services in 2013 amounted to $726,971. We have engaged Grant Thornton LLP for our audit work in later 2014. Total service fees billed related to the professional services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP and Grant Thornton LLP in 2014 amounted to $184,568 and $473,934, respectively.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal external auditors, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

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

ITEM 16F.            CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Termination of Deloitte and Appointment of Grant Thronton as Our Independent Registered Public Accounting Firm for the Year Ended December 31, 2014

(1) On December 2, 2014, we announced the termination of the engagement with our previous independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte. The decision to change auditors was made by our audit committee and our board of directors on December 1, 2014. We held the 2013 annual general meeting of shareholders on December 30, 2014, and the resolution to appoint the new independent auditor was adopted, with effect from the date of the annual general meeting.

The report of Deloitte on our consolidated financial statements for the fiscal years ended December 31, 2012 and 2013 did not contain an adverse opinion or a disclaimer of an opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2012 and 2013 and through December 1, 2014, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements for such fiscal years then ended. During the fiscal years ended December 31, 2012 and 2013 and through December 1, 2014, there were also no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that as of December 31, 2013 and 2014, we did not maintain effective internal control over financial reporting due to the material weaknesses identified, which relates to the lack of resources with appropriate accounting knowledge and experience to prepare and review financial statements and related disclosures in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) .

We provided Deloitte with a copy of the disclosures under Item 16F(a)(1) as included herein and requested that Deloitte furnish us with a letter addressed to the SEC stating whether or not Deloitte agrees with the statements in response to this Item 16F(a)(1). A copy of the letter dated July 9, 2015, furnished by Deloitte in response to that request was furnished as Exhibit 15.6 to this Form 20-F.

(2) On December 30, 2014, we announced the appointment of Grant Thornton LLP, or Grant Thornton, as our independent registered public accounting firm for the year ended December 31, 2014. The appointment was effective on December 30, 2014. During the fiscal years ended December 31, 2012 and 2013 and through December 1, 2014, neither we nor anyone on our behalf consulted Grant Thornton with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Grant Thornton concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement with Deloitte (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

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

Item 18.         Financial Statements

The consolidated financial statements of China Sunergy and its subsidiaries are included at the end of this annual report.

Item 19.         Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).

2.2	Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

2.3	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 Amendment No. 2 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

2.4	Indenture dated as of July 1, 2008 between Wilmington Trust Company and the Registrant (incorporated by reference to Exhibit 4.8 of the Report of Foreign Private Issuer on Form 6-K filed by China Sunergy Co., Ltd. on July 2, 2008).

2.5	Amendment No.1 to Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders of the American Depositary Receipts (incorporated by reference to Exhibit 99.A2 from our Registration Statement on Form F-6 Amendment No. 1 (file no. 333-142574) filed with the Securities and Exchange Commission on December 9, 2011).

4.1	Subscription Agreement among the Registrant and other parties therein dated as of September 17, 2006 (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.2	Shareholders Agreement among the Registrant and other parties therein dated as of September 26, 2006, amended as of October 24, 2006, March 22, 2007 and April 24, 2007 (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.3	Registration Rights Agreement among the Registrant and other parties therein dated as of September 26, 2006 (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.4	Sale and Purchase Agreement among the Registrant, Sunergy BVI and other parties therein dated as of August 29, 2006 (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.5	Agreement for the Transfer and Assumption of Obligations among the Registrant, Sunergy BVI and other parties therein dated as of August 29, 2006 (incorporated by reference to Exhibit 4.8 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.6	Subscription Agreement among the Sunergy BVI, Sunergy Nanjing and other parties therein dated as of April 4, 2006 (incorporated by reference to Exhibit 4.9 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007)

4.7	Warrant Purchase Agreement among the Sunergy BVI, Sunergy Nanjing and other parties therein dated as of March 8, 2006 (incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.8	Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 4.1 from our Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (File No. 333-148125), as amended, filed with the Commission on June 22, 2009).

Exhibit Number	Description of Document

4.9	Second Share Incentive Plan, including form of Restricted Share Award Agreement (incorporated by reference to Exhibit 4.9 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.10	Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.11	Form of Employment Agreement between the Registrant and Senior Executive Officers of the Registrant (incorporated by reference to Exhibit 4.11 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.12	Form of Director Agreement between the Registrant and certain independent directors (incorporated by reference to Exhibit 4.12 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.13	English Translation of Authorization License for Usage of Trademark between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of June 7, 2006 (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.14	English Translation of Trademark License Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of March 15, 2006 (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.15	English Translation of License Authorization for Usage of Trademark between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of February 9, 2006 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.16	English Translation of Purchase Contract between Jiangsu Zhongneng and Sunergy Nanjing dated as of March 1, 2007 (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.17	English Translation of Property Lease Contract between CEEG (Nanjing) Special Transformers Co., Ltd. and Sunergy Nanjing dated as of August 29, 2006 (incorporated by reference to Exhibit 10.37 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.18	Series A and Series B Preferred Shares Sale and Purchase Agreement dated as of March 22, 2007 (incorporated by reference to Exhibit 10.39 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.19	English Translation of Joint Venture Contract between Sunergy BVI and CEEG in 2007 (incorporated by reference to Exhibit 4.50 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.20	English Translation of Land Use Right Transfer Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of July 23, 2007 (incorporated by reference to Exhibit 4.51 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.21	English Translation of Equity Interest Transfer Agreement regarding the transfer of equity interest in China Sunergy (Shanghai) Co., Ltd. between China Electric Equipment Group Co., Ltd. and China Sunergy (Hong Kong) Co., Limited. dated as of September 1, 2008 (incorporated by reference to Exhibit 4.61 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009)

4.22	ADS Lending Agreement, dated June 25, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by China Sunergy Co., Ltd. on July 2, 2008).

Exhibit Number	Description of Document

4.23	English Translation of EPC Contract for Multiple BIPV Photovoltaic Grid-Connected System Demonstration Project of CEEG Nanjing Science and Technology Park between CEEG (Nanjing) Solar Research Institute Co., Ltd. and Sunergy Nanjing dated as of December 29, 2009 (incorporated by reference to Exhibit 4.70 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.24	English Translation of Security Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of April 26, 2010 (incorporated by reference to Exhibit 4.79 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.25	English Translation of Share Transfer Agreement of CEEG (Nanjing) Renewable Energy Co., Ltd. among China Electric Equipment Group Co., Ltd., Sundex Holdings Limited and Sunergy Nanjing dated as of March 15, 2010 (incorporated by reference to Exhibit 4.84 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.26	English Translation of Share Transfer Agreement of CEEG (Shanghai) Solar Science & Technology Co., Ltd. among China Electric Equipment Group Co., Ltd., Sundex Holdings Limited and Sunergy Nanjing dated as of March 15, 2010 (incorporated by reference to Exhibit 4.85 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.27	English Translation of Form of Real Estate Sale Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. (incorporated by reference to Exhibit 4.109 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.28	English Translation of Premises Lease Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. dated as of November 1, 2010 (incorporated by reference to Exhibit 4.115 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.29	English Translation of State-owned Land Use Right Transfer Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. dated as of December 30, 2010 (incorporated by reference to Exhibit 4.116 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.30	English Translation of Long Term Sales Contract between Sunergy Nanjing and Suzhou GCL Photovoltaic Technology Co., Ltd., dated as of January 17, 2011 (incorporated by reference to Exhibit 4.33 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.31	English Translation of Agreement between CEEG (Nanjing) Renewable Energy Co., Ltd., CEEG (Nanjing) Solar Research Institute Co., Ltd., CEEG, CEEG (Nanjing) Semiconductor Co., Ltd., CEEG Nanjing International Trade Co., Ltd., CEEG (Nanjing) Special Transformer Co., Ltd., and CEEG (Jiangsu) Insulative New Material CO., Ltd. dated as of December 31, 2011 (incorporated by reference to Exhibit 4.42 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.32	English Translation of Security Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of April 12, 2012 (incorporated by reference to Exhibit 4.47 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.33	English Translation of State-owned Land Use Right Assignment Contract between Yizheng Land and Resources Bureau and China Sunergy (Yangzhou) Co., Ltd. dated as of November 17, 2011 (incorporated by reference to Exhibit 4.50 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

Exhibit Number	Description of Document

4.34	English Translation of Share Transfer Agreement of China Sunergy (Shanghai) Co., Ltd. between China Sunergy (Nanjing) Co., Ltd., China Sunergy (Hong Kong) Co., Ltd and China Electric Equipment Group Co., Ltd., dated March 26, 2014 (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.35	English Translation of Purchase Contract between China Sunergy (Nanjing) Co., Ltd. and CEEG (Nanjing) Semiconductor Materials Co., Ltd., dated March 26, 2013 (incorporated by reference to Exhibit 4.44 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.36	English Translation of Purchase Contract between China Sunergy (Nanjing) Co., Ltd. and CEEG (Nanjing) Semiconductor Materials Co., Ltd., dated March 20, 2013 (incorporated by reference to Exhibit 4.45 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.37	English Translation of Purchase Order between CEEG (Shanghai) Solar Science Technology Co., Ltd. and CSUN Eurasia Energy Systems Industry and Trade Inc., undated (incorporated by reference to Exhibit 4.46 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.38	Sales Contract between China Sunergy Europe GmbH and AEE Renewables UK 6 Limited dated as of February 22, 2013 (incorporated by reference to Exhibit 4.47 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.39	Sales Contract between China Sunergy Europe GmbH and AEE Renewables UK 7 Limited dated as of February 22, 2013 (incorporated by reference to Exhibit 4.48 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.40	Sales Contract between CSUN Eurasia Energy Systems Industry and Trade Inc. and China Sunergy Europe GmbH, dated as of May 16, 2013 (incorporated by reference to Exhibit 4.49 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.41	Sales Contract between CSUN Eurasia Energy Systems Industry and Trade Inc. and China Sunergy Europe GmbH, dated as of August 29, 2013 (incorporated by reference to Exhibit 4.50 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.42	Framework Purchase and Supply Agreement between CSUN Eurasia Energy System and China Sunergy(Nanjing) Co.,Ltd, dated as of March 29, 2013 (incorporated by reference to Exhibit 4.51 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.43	Purchase Framework Agreement between China Sunergy(Nanjing) Co.,Ltd and CSUN Trading (HongKong) Co., Limited, dated as of April 7, 2013 (incorporated by reference to Exhibit 4.52 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.44	English Translation of In-door Workplace Lease Agreement between CSUN Eurasia Energy Systems Industry and Trade Inc. and Dasbas-Istanbul Industry and Free Trade Zone Founder and Operator Inc. Co., dated as of November 14, 2012 (incorporated by reference to Exhibit 4.53 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.45	English Translation of In-door Workplace Lease Agreement between CSUN Eurasia Energy Technologies Industry and Trade Inc. and Dasbas-Istanbul Industry and Free Trade Zone Founder and Operator Inc. Co., dated as of November 14, 2012 (incorporated by reference to Exhibit 4.54 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.46	English Translation of Wafer Sales Contract between China Sunergy (Nanjing) Co., Ltd. and CEEG (Nanjing) Semiconductor Materials Co., Ltd. dated as of November 4, 2013 (incorporated by reference to Exhibit 4.55 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

Exhibit Number	Description of Document

4.47	English Translation of CSUN Wafer (Material) Purchase Order between CEEG (Nanjing) Semiconductor Materials Co., Ltd.and China Sunergy (Nanjing) Co., Ltd. dated as of July 12, 2013 (incorporated by reference to Exhibit 4.56 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.48	English Translation of CSUN Wafer (Material) Purchase Order between CEEG (Nanjing) Semiconductor Materials Co., Ltd. and China Sunergy (Nanjing) Co., Ltd. dated as of August 26, 2013 (incorporated by reference to Exhibit 4.57 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.49	English Translation of CSUN Wafer (Material) Purchase Order between CEEG (Nanjing) Semiconductor Materials Co., Ltd. and China Sunergy (Nanjing) Co., Ltd. dated as of August 28, 2013 (incorporated by reference to Exhibit 4.58 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.50	English Translation of Sales Contract for Goods in the Group between CSUN Trading (HongKong) Co., Limited and China Sunergy Europe GmbH, dated as of August 2, 2013 (incorporated by reference to Exhibit 4.59 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.51	English Translation of Processing Agreement between China Sunergy (Nanjing) Co., Ltd. and CEEG (Nanjing) New Energy Co., Ltd., dated as of August 4, 2012 (incorporated by reference to Exhibit 4.60 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.52	Sales Contract between CSUN Eurasia Energy Systems Industry and Trade Inc. and China Sunergy Europe GmbH dated July 24, 2013 (incorporated by reference to Exhibit 4.61 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.53	English Translation of CSUN Wafer (Material) Purchase Order between CEEG (Nanjing) Semiconductor Materials Co., Ltd. and China Sunergy (Nanjing) Co., Ltd., dated March 18, 2013 (incorporated by reference to Exhibit 4.62 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.54	Framework Agreement for Purchase of CSUN between CSUN Trading (HongKong) Co., Limited and China Sunergy(Nanjing) Co., Ltd, undated (incorporated by reference to Exhibit 4.63 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.55	Framework Agreement for Purchase of CSUN between CSUN Trading (HongKong) Co., Limited and China Sunergy(Nanjing) Co., Ltd, undated (incorporated by reference to Exhibit 4.64 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.56	Purchase Order between CEEG (Nanjing) Renewable Energy Co., Ltd. and CSUN Eurasia Energy Systems Industry and Trade Inc., undated (incorporated by reference to Exhibit 4.65 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.57	Purchase Order between CEEG (Shanghai) Solar Science Technology Co., Ltd. and CSUN Eurasia Energy Systems Industry and Trade Inc., undated (incorporated by reference to Exhibit 4.66 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.58	Purchase Order between CEEG (Nanjing) Renewable Energy Co., Ltd. and CSUN Eurasia Energy Systems Industry and Trade Inc., undated (incorporated by reference to Exhibit 4.67 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.59	Purchase Order between CEEG (Shanghai) Solar Science Technology Co., Ltd. and CSUN Eurasia Energy Systems Industry and Trade Inc., undated (incorporated by reference to Exhibit 4.68 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.60	English Translation of Agreement on Concerted Action between Bank and Enterprise by and among Bank of Nanjing Co., Ltd., Jiangsu Branch of China Development Bank Co., Ltd., Jiangsu Branch of China Construction Bank Co., Ltd., Jiangsu Branch of Bank of Communications, Nanjing Branch of China Merchants Bank Co., Ltd., Nanjing Branch of China Everbright Bank Co., Ltd., China Sunergy (Nanjing) Co., Ltd., CEEG (Nanjing) Renewable Energy Co., Ltd., CEEG (Shanghai) Solar Science Technology Co., Ltd., CSUN Trading (Hong Kong) Co., Limited, dated October 14, 2013 (incorporated by reference to Exhibit 4.69 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

Exhibit Number	Description of Document

4.61*	Offshore Employment Agreement between China Sunergy Co., Ltd. and Tingxiu Lu, dated September 19, 2014.

4.62*	Offshore Employment Agreement between China Sunergy Co., Ltd. and Shiliang Guo, dated November 1, 2014.

4.63*	Director Agreement between China Sunergy Co., Ltd. and Hong Cheng, dated December 30, 2014.

4.64*	Supplement Agreement to the Share Transfer Agreement of China Sunergy (Shanghai) Co., Ltd. between China Sunergy (Nanjing) Co., Ltd., China Sunergy (Hong Kong) Co., Ltd and China Electric Equipment Group Co., Ltd., dated August 14, 2014.

4.65*	English Translation of Product Purchase Contract (Long Term) between CEEG (Nanjing) Renewable Energy Co., Ltd. and China Electric Equipment Group Co., Ltd., dated January 9, 2014.

4.66*	English Translation of Sales Contract of Solar Modules between China Electric Equipment Group Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd., dated July, 2014.

4.67*	English Translation of CSUN Purchase Framework Contract between CEEG (Nanjing) Renewable Energy Co., Ltd. and CEEG (Jiangsu) Insulative New Materials Co., Ltd., undated.

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of Jun He Law Offices

15.3*	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Public Accounting Firm.

15.5*	Letter of Grant Thornton LLP, dated July 8, 2015, regarding change in independent registered public accounting firm

15.6*	Letter of Deloitte Touche Tohmatsu Certified Public Accountants LLP, dated July 9, 2015, regarding change in independent registered public accounting firm

101.INS*	XBRL Instance Document.

101 SCH*	XBRL Taxonomy Extension Schema Document.

101 CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101 DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101 LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101 PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SUNERGY CO., LTD.

By:	/s/ Tingxiu Lu
	Name:	Tingxiu Lu
	Title:	Chairman and Chief Executive Officer

Date: July 9, 2015

CHINA SUNERGY CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Sunergy Co., Ltd.:

We have audited the accompanying consolidated balance sheet of China Sunergy Co., Ltd. and subsidiaries (the "Group") as of December 31, 2014, and the related consolidated statements of operations, comprehensive loss, changes in deficit and cash flows for the year ended December 31, 2014. Our audit of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 18. These financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Sunergy Co., Ltd. and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON

Shanghai, People’s Republic of China

July 8, 2015

To the Board of Directors and Shareholders of China Sunergy Co., Ltd.:

We have audited the accompanying consolidated balance sheet of China Sunergy Co., Ltd. (the "Company") and subsidiaries (collectively referred to as the "Group") as of December 31, 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2013 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

Nanjing, China

April 29, 2014

CHINA SUNERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data)

	December 31,
	2013	2014
	$	$
ASSETS

Current assets:
Cash and cash equivalents	54,295,577	42,078,988
Restricted cash	194,195,634	179,395,642
Accounts receivable, net of allowance for doubtful accounts of $64,940,205 and $59,049,747 in 2013 and 2014, respectively	81,405,181	60,321,806
Notes receivable	741,025	-
Advance to suppliers	7,193,667	5,882,359
Amounts due from related parties	83,986,853	88,047,478
Inventories	44,657,654	52,883,224
Project assets	10,154,775	8,221,927
Deferred tax assets	1,922,242	2,075,802
VAT receivable	11,222,644	8,646,992
Prepaid expense and other current assets	10,274,408	10,662,715

Total current assets	500,049,660	458,216,933

Property, plant and equipment, net	223,624,186	226,799,680
Prepaid land use rights	27,884,740	23,375,126
Deferred tax assets	7,490,636	7,491,580
Other long-term assets	5,603,724	5,008,550

TOTAL ASSETS	764,652,946	720,891,869

CHINA SUNERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data)

	December 31,
	2013	2014
	$	$

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings	304,827,038	356,793,246
Current portion of long-term debt	35,427,888	20,412,210
Accounts payable	97,029,603	90,162,387
Notes payable	39,899,624	13,280,834
Amounts due to related parties	11,797,519	9,120,781
Accrued payroll and welfare	3,300,135	2,460,743
Advance from customers	5,377,783	4,622,795
Accrued expenses and other current liabilities	11,462,484	11,230,670
Deferred tax liability	6,133	-
Income tax payable	3,368,274	3,445,049

Total current liabilities	512,496,481	511,528,715
Long-term debt	265,975,939	272,348,001
Deferred tax liability	444,909	262,926
Accrued warranty cost	20,129,274	22,417,835
Other liabilities	9,992,788	14,825,487

Total liabilities	809,039,391	821,382,964

Commitments and contingencies (Note 16)

Equity (deficit):
Ordinary shares (par value $0.0001; 463,247,600 shares authorized, 240,701,253 shares issued and outstanding as of
December 31, 2013 and December 31, 2014)	24,070	24,070
Additional paid-in capital	185,367,042	185,367,042
Treasury shares (at par value of $0.0001)	2,659	2,659
Accumulated deficit	(265,196,150)	(321,292,516)
Accumulated other comprehensive income	36,070,581	35,908,829

Total (deficit) attributable to China Sunergy Co., Ltd.	(43,731,798)	(99,989,916)
Noncontrolling interest	(654,647)	(501,179)
Total (deficit)	(44,386,445)	(100,491,095)

TOTAL LIABILITIES AND EQUITY	764,652,946	720,891,869

CHINA SUNERGY CO., LTD.

CONSOLIDATED statementS of operations

(In U.S. dollars, except for share data)

	Years ended December 31,
	2012	2013	2014
	$	$	$

Sales to third parties	286,889,060	306,334,566	331,039,143
Sales to related parties	5,832,301	9,851,128	10,068,554

Total revenues	292,721,361	316,185,694	341,107,697

Cost of sales to third parties	(288,004,932)	(291,372,403)	(319,890,205)
Cost of sales to related parties	(5,909,231)	(9,601,302)	(10,595,573)

Cost of revenues	(293,914,163)	(300,973,705)	(330,485,778)

Gross profit (loss)	(1,192,802)	15,211,989	10,621,919

Selling and marketing expenses	(20,055,854)	(16,416,359)	(13,168,297)
General and administrative expenses	(75,874,984)	(30,010,529)	(25,246,986)
Research and development expenses	(8,608,874)	(6,022,357)	(3,169,975)

Total operating expenses	(104,539,712)	(52,449,245)	(41,585,258)

Loss from operations	(105,732,514)	(37,237,256)	(30,963,339)
Interest expense	(28,838,328)	(28,805,652)	(27,918,904)
Interest income	6,154,813	6,586,276	5,606,718
Changes in fair value of derivatives	(369,309)	-	-
Other income (expense), net	11,486,938	8,974,787	(2,605,310)

Loss before income taxes	(117,298,400)	(50,481,845)	(55,880,835)
Income tax expense	(16,295,221)	(1,127,627)	(614,285)

Net loss	(133,593,621)	(51,609,472)	(56,495,120)

Less: Net loss attributable to noncontrolling interest	(12,957)	(1,000,391)	(398,754)

Net loss attributable to ordinary shareholders of China Sunergy Co., Ltd.	(133,580,664)	(50,609,081)	(56,096,366)

Net loss per share:
Basic and diluted	$(0.55)	$(0.20)	$(0.21)

Share used in calculating basic and diluted loss per share	240,701,253	255,102,003	267,287,253

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED statementS of COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars)

	Years ended December 31,
	2012	2013	2014
	$	$	$

Net loss	(133,593,621)	(51,609,472)	(56,495,120)
Other comprehensive income:
Foreign currency translation adjustments, net of tax impact of nil, for 2012, 2013 and 2014	824,167	584,066	(269,475)

Total comprehensive loss	(132,769,454)	(51,025,406)	(56,764,595)

Less:
Comprehensive loss attributable to noncontrolling interest	(12,913)	(963,518)	(506,477)

Comprehensive loss attributable to ordinary shareholders of China Sunergy Co., Ltd.	(132,756,541)	(50,061,888)	(56,258,118)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In U.S. dollars, except for share data)

						Retained	Accumulated
			Additional			earnings	other
			paid-in			(accumulated	comprehensive	Noncontrolling
	Ordinary shares		capital	Treasury shares		deficit)	income	interest	Total
	Number	$	$	Number	$	$	$	$	$

Balance at January 1, 2012	267,287,253	26,729	185,366,825	-	-	(81,006,405)	34,699,265	-	139,086,414

Share-based compensation	-	-	217	-	-		-	-	217
Net loss	-	-	-	-	-	(133,580,664)	-	(12,957)	(133,593,621)
Other comprehensive income	-	-	-	-	-		824,123	44	824,167
Noncontolling interest capital injection	-	-	-	-	-	-	-	2,800	2,800

Balance at December 31, 2012	267,287,253	26,729	185,367,042	-	-	(214,587,069)	35,523,388	(10,113)	6,319,977

Net loss	-	-	-	-	-	(50,609,081)	-	(1,000,391)	(51,609,472)
Other comprehensive income	-	-	-	-	-		547,193	36,873	584,066
Noncontolling interest capital injection	-	-	-	-	-	-		318,984	318,984
Return of the shares under
Share Lending Agreement	(26,586,000)	(2,659)	-	26,586,000	2,659	-	-	-	-

Balance at December 31, 2013	240,701,253	24,070	185,367,042	26,586,000	2,659	(265,196,150)	36,070,581	(654,647)	(44,386,445)

Net loss	-	-	-	-	-	(56,096,366)	-	(398,754)	(56,495,120)
Other comprehensive income	-	-	-	-	-	-	(161,752)	(107,723)	(269,475)
Noncontolling interest capital injection	-	-	-	-	-	-	-	659,945	659,945

Balance at December 31, 2014	240,701,253	24,070	185,367,042	26,586,000	2,659	(321,292,516)	35,908,829	(501,179)	(100,491,095)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2012	2013	2014
	$	$	$

Operating activities:
Net loss	(133,593,621)	(51,609,472)	(56,495,120)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	19,872,497	22,663,879	20,054,717
Bad debt provision	47,400,809	500,329	(4,799,411)
Share-based compensation	217	-	-
Loss from disposal of property, plant and equipment	10,152	156,593	675,054
Project assets impairment	-	-	1,608,505
Inventory write-down	6,925,478	1,663,051	1,353,770
Loss on changes in fair value of derivatives	369,309	-	-
Gain on repurchase of convertible senior notes	(10,348,750)	-	-
Amortization of convertible senior notes issuance cost and Share Lending Agreement	964,749	15,934	-
Gain on disposal of subsidiaries	-	(2,196,198)	(9,150,952)
Others	152,554	112,339	166,414

Changes in operating assets and liabilities:
Accounts receivable and notes receivable	27,649,693	(6,891,374)	27,714,858
Amounts due from related parties	(36,750,808)	(16,980,025)	2,732,663
Advance to suppliers	48,681	(1,873,321)	1,311,308
Inventories	(46,803,682)	37,534,916	(10,004,326)
Project assets	4,442,922	(5,393,761)	-
Prepaid expenses and other current assets and VAT receivable	20,023,346	7,046,015	2,187,345
Other long-term assets	2,899,490	(2,798,282)	428,760
Deferred tax assets	15,955,998	(2,735,317)	(342,620)
Accounts payable and notes payable	49,643,649	(27,101,093)	(37,589,057)
Amount due to related parties	12,972,949	(58,784,951)	(2,676,738)
Accrued expenses and other liabilities and Advance from suppliers	5,434,253	495,461	245,646
Income tax payable	2,942,606	3,030,065	76,775
Prepaid land use rights	(5,825,188)	-	-

Net cash used in operating activities	(15,612,697)	(103,145,212)	(62,502,409)

Investing activities:
Purchases of property, plant and equipment	(44,288,415)	(40,901,214)	(20,193,342)
Subsidy received from local government to purchase plant and equipment	3,018,154	6,418,016	4,718,080
Proceeds from disposal of property, plant and equipment	-	-	1,171,638
Proceeds from disposal of subsidiaries	-	4,264,462	6,793,288
Change in restricted cash	(142,176,204)	32,415,250	14,799,992

Net cash provided by (used in) investing activities	(183,446,465)	2,196,514	7,289,656

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2012	2013	2014
	$	$	$
Financing activities:

Capital injection from noncontrolling interest	-	318,984	659,945
Repurchase of convertible senior notes	(15,651,250)	(1,500,000)	-
Proceeds from short-term bank borrowings	653,773,767	614,276,765	494,568,328
Proceeds from long-term bank borrowings	46,137,937	62,370,160	81,503,071
Repayment of bank borrowings	(513,096,521)	(706,361,235)	(527,074,770)

Net cash provided by (used in) financing activities	171,163,933	(30,895,326)	49,656,574

Effect of exchange rate changes on cash and cash equivalents	1,728,782	2,827,184	(6,660,410)

Net increase (decrease) in cash and cash equivalents	(26,166,447)	(129,016,840)	(12,216,589)

Cash and cash equivalents at the beginning of the year	209,478,864	183,312,417	54,295,577

Cash and cash equivalents at the end of the year	183,312,417	54,295,577	42,078,988

Supplemental disclosure of cash flow information:

Interest paid, net of interest capitalized	27,671,213	27,501,427	29,790,059

Income taxes paid	1,014	832,879	558,017

Supplemental disclosure of non-cash investing activities:
Restricted cash collateral received (paid) in connection with Share Lending Agreement	443,100	(2,097,340)	-
Purchase of property, plant and equipment included in accounts payable	21,972,470	19,159,892	23,262,943

The accompanying notes are an integral part of the consolidated financial statements.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

As of December 31, 2014, the Company’s subsidiaries include the following entities:

		Date of
		Incorporation	Percentage of
Subsidiaries' Name	Principal Activities	or acquisition	Ownership	Place of Incorporation

China Sunergy Co., Ltd. ("China Sunergy BVI")	Investment Holding	January 27, 2006	100%	British Virgin Islands
China Sunergy (Hong Kong) Co.,Limited ("Sunergy Hong Kong")	Investment Holding	December 7, 2007	100%	Hong Kong
China Sunergy Europe Gmbh	Marketing Service	November 27, 2007	100%	Germany
China Sunergy (Nanjing) Co., Ltd. ("Sunergy Nanjing")	Solar cells manufacturing	August 2, 2004	100%	PRC
CEEG (Shanghai) Solar Science Technology Co., Ltd. ("SST")	Modules manufacturing	November 1, 2010	100%	PRC
CEEG (Nanjing) Renewable Energy Co., Ltd ("NRE")	Modules manufacturing	November 1, 2010	100%	PRC
China Sunergy (US) Clean Tech Inc	Sales & Marketing service April 8, 2011	100%	US
CSUN Trading (Hong Kong) Co., Limited	Trading	May 4, 2011	100%	Hong Kong
China Sunergy (Yangzhou) Co., Ltd.	Solar cell Manufacturing and Research& Development (“R&D”)	June 30, 2011	100%	PRC
China Sunergy Luxembourg S.A	Photovoltaic project's Engineering & sales	August 5, 2011	100%	Luxembourg
CSUN International (Hong Kong) Co., Ltd	Investment Holding	March 22, 2012	100%	Hong Kong
CSUN Holding (Luxembourg) s.a.r.l	Investment Holding	April 26, 2012	100%	Luxembourg
CSUN Renewable Energy (France) S.A.R.L	Marketing service	May 29, 2012	100%	France
CSUN Holding UK LTD	Photovoltaic project's Engineering & sales	July 17, 2012	100%	UK
CSUN Italy S.R.L	Marketing service	August 29, 2012	100%	Italy
AEE Renewable UK 6 Limited	Photovoltaic Project	October 30, 2012	100%	UK
AEE Renewable UK 7 Limited	Photovoltaic Project	October 30, 2012	100%	UK
CSUN Eurasia Energy Systems Industry and Trade Inc.	Modules manufacturing	November 12, 2012	80%	Turkey
CSUN Eurasia Energy Technologies Industry and Trade Inc.	Solar cells manufacturing	November 12, 2012	80%	Turkey
Lianyungang Yuanhui Solar Power	Photovoltaic project's Engineering and sales	July 15, 2013	100%	PRC
China Sunergy ( Nanjing ) Solar Energy Co., Ltd.	Solar cell, modules Manufacturing ,R&D and sales	April 30, 2014	100%	PRC
China Sunergy (Nanjing) Power Science & Technology Co., Ltd.	Solar cell, modules Manufacturing ,R&D and sales	April 30, 2014	100%	PRC
Juancheng Xingze Solar Electric Power Co., Ltd.	Photovoltaic project's Engineering and sales	March 21, 2014	100%	PRC
CSUN Energy Solutions Australia Pty Ltd.	Photovoltaic project's Engineering and sales	April 30, 2014	100%	Australia
CSUN Australia Pty. Ltd.	Sales & Marketing service	March 19, 2014	100%	Australia
CSUN (Japan) Solar Energy Co., Ltd.	Trading Solar cell, modules	March 20, 2014	70%	Japan
CSUN Energy Investment Inc.	Manufacturing & sales Photovoltaic project's	March 10, 2014	80%	Turkey
Korea Sunergy Co., Ltd.	Engineering and sales Solar cells manufacturing	December 23, 2014	50%	South Korea

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The following factors raise doubt about the Group's ability to continue as a going concern for the foreseeable future.

•	The solar industry is being negatively impacted by a number of factors including excess capacity, reduction of government incentives in key solar markets, higher import tariffs and the European debt crisis. These factors have contributed to declining average selling prices for the Group's products. Since December 31, 2011, the Group's average selling price of modules has fallen from $1.36/watt to $0.59/watt in 2013, and slightly recovered to $0.63/watt in 2014.

•	For the year ended December 31, 2014, the Group incurred an operating loss of $31.0 million and for the year ended December 31, 2013 an operating loss of $37.2million.

•	During the year ended December 31, 2014, the Group experienced negative cash flow of $62.5 million from operations.

•	As of December 31, 2014, the Group's current liabilities exceed its current assets by $53.3 million. While the Group had cash and cash equivalents of $42.1 million and restricted cash of $179.4 million, it had short-term bank borrowings of $356.8 million, all due within one year and the current portion of long-term debt amounting to $20.4 million.

These factors are mitigated by the following plans and actions:

•	The Group has entered into a written agreement with five commercial banks who agreed to continue providing financial support to the Group, including extensions and renewals of existing loans, representing 76% of the total outstanding loans from these banks as of December 31, 2014.

•	While there can be no assurance that the Group will be able to refinance its short-term bank borrowings as they become due, historically, the Group has renewed or rolled over most of its short-term bank loans upon the maturity date of the loans and has assumed it will continue to be able to do so. From January 1, 2015 to March 31, 2015, the Group renewed short-term bank borrowings of $88.2 million.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(a)	Basis of presentation - continued

•	The Group has taken a number of cost reduction initiatives. Since the second half of 2011, the Group has implemented its business strategy of cost reduction through research and development efforts at each stage of its vertically integrated manufacturing process and economies of scale through expanding its solar module business.

•	The Group has successfully expanded a portion of its manufacturing to Europe through establishing plants to manufacture and sell solar products in Turkey. The Group believes the overseas production capacities will enable us to stay closer to the European market than certain of our competitors which only conduct manufacturing operations in China, capture business opportunities in emerging solar power markets such as Turkey and neighboring countries and mitigate the adverse effect on our sales to European countries caused by anti-dumping and countervailing duties that may be imposed. In fourth quarter of 2014, the Group established a plant to manufacture solar products in South Korea. The Group believes this will increase its overseas production capacities which enable us to expand to the East Asia market.

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

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the consolidated financial statements include valuation allowances of deferred tax assets, inventory valuation, allowance on accounts receivable and supplier advances, provision of warranty costs, forfeiture rate of options, the useful lives for property plant and equipment, intangible assets, impairment of long-lived assets and goodwill.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Assets and liabilities that are recorded at fair value on a recurring basis reflect fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. The Company applies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

•	Level 1 - Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

•	Level 2 - Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

•	Level 3 - Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Inventories are stated at the lower of cost or market value. Cost of purchased raw material is determined using the weighted-average method and cost of work-in-progress and finished good is determined the using standard cost method.

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

Project assets consisted of the following:

	At December 31,
	2013	2014
	$	$

Project assets – Module cost	2,816,687	2,227,804
Project assets – Development	7,338,088	5,994,123

Total	10,154,775	8,221,927

The Group reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, the Group considers a number of factors, including changes in environmental, ecological, permitting, or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. There were nil and $1,608,505 impairment charge recognized for the years ended December 31, 2013 and 2014, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES D

(i)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Machinery	10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Leasehold improvements	over the shorter of the lease term or their estimated useful lives

Costs incurred in constructing new facilities, including progress payments and other costs related to construction, are capitalized and transferred to property, plant and equipment on completion, at which time depreciation commences. Interest cost incurred and capitalized in respect of construction of new facilities amounted to $3,180,454, $3,816,232 and $ 4,425,863 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(l)	Goodwill- continued

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

There was no impairment charge recognized during the years ended December 31, 2012, 2013 and 2014.

(n)	Income taxes

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

The Group determines whether or not a tax position is "more-likely-than-not" of being sustained upon audit based solely on the technical merits of the position. The Company records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. At December 31, 2012, 2013 and 2014, the Group had recorded no uncertain tax benefits. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Taxes collected from customers and remitted to governmental authorities are excluded from revenues and such taxes are presented on a net basis.

(p)	Buy-and-sell arrangements

In 2012, the Group entered into arrangements whereby the Group sells solar wafers or solar modules and purchase solar cells from the same counterparties. These arrangements were all to maintain the quantity and quality of the Group's solar cell supply, which were a key input into the production of solar modules.

In 2013, the Group entered into arrangements wherein the Group purchases accessorial raw material and sells modules or purchases solar cells and sells solar wafers to the same counterparties. These arrangements are to maintain the quantity and quality of the silicon cell and other accessorial material supply, which are a key input into the production of solar modules.

In 2014, the Group entered into arrangements wherein the Group purchases accessorial raw material and sells solar wafers to the same counterparties. These arrangements are to maintain the quantity and quality of the silicon cell and other accessorial material supply, which are a key input into the production of solar modules.

Based on the substance of the arrangements, the Group records such transactions at the market value.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(p)	Buy-and-sell arrangements - continued

Transactions under buy-and-sell arrangement are as follows:

	Years ended December 31,
	2012	2013	2014
	$	$	$
Sell:
Solar wafer	7,459,649	155,869	1,586,980
Solar cell	-	-	1,976,141
Solar module	1,148,789	1,790,579	14,297,671
Purchase:
Raw material	-	2,704,839	3,292,306
Solar cell	26,887,923	382,716	11,971,938

(q)	Cost of revenue

Cost of revenue includes production and indirect costs, as well as warranty costs.

(r)	Research and development

Research and development (“R&D”) costs are expensed when incurred.

(s)	Advertising expenses

Advertising costs are expensed as incurred. The Group incurred advertising costs amounting to $2,665,486, $938,330 and $783,942 for the years ended December 31, 2012, 2013 and 2014, respectively.

(t)	Shipping and handling cost

Shipping and handling cost for products sold are expensed as incurred and included in sales and marketing expense. The Group incurred shipping and handling cost amounting to $3,747,564, $4,890,611 and $4,781,150 for the years ended December 31, 2012, 2013 and 2014, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(u)	Warranty cost

Solar modules are typically sold with up to 25 year warranty against specified declines in the initial minimum power generation capacity at the time of sale. In addition, the Group provides warranty for solar modules against defects in materials and workmanship for a period of five years or ten years from the date of sale.

The Group currently accrues for all product warranties on a cumulative basis, based on its best estimate to date. The Group estimates the cost of warranties to be approximately 1.0% of solar module sales and includes that amount in cost of revenues. The Group makes such estimate based on a number of factors including; i) the nature of the warranties provided, which are consistent with industry practice, ii) actual claim expenses incurred, iii) internal testing results, and iv) other assumptions that affect estimates of warranty costs, including industry data for warranty claim activities and academic research. The Group acknowledges that such estimates require significant judgment and the Group will continue to analyze its claim history, academic research and internal testing results and the performance of its products compared to the Group's competitors in determining the adequacy of warranty accruals. An increase or decrease of 0.1% accrual rate, applicable to sales of solar module, would have resulted in a corresponding increase or decrease in warranty expense of $0.26 million for the year ended December 31, 2014.

The movement of the Group's accrued warranty costs is summarized below:

	Years ended December 31,
	2012	2013	2014
	$	$	$
Beginning balance	14,763,321	17,163,711	20,129,274
Addition	2,760,248	3,366,686	2,785,113
Claimed	(359,858)	(401,123)	(496,552)

Ending balance	17,163,711	20,129,274	22,417,835

(v)	Government grants

Government grants are recognized when received and all the conditions for their receipt have been met.

Specifically, government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets are recognized as other liabilities in the consolidated balance sheet and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets. In 2014, the Company received government grants of $4.7 million for the purchase of non-current assets.

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. In 2014, approximately $0.95 million government grants were recognized as income and $0.2 million were recognized as an offset to research and development expenses.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(w)	Foreign currency translation

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

(x)	Comprehensive loss

Comprehensive loss includes all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net loss and foreign currency translation adjustments.

(y)	Foreign currency risk

The functional currency of the Group’s subsidiaries which operate in the PRC is Renminbi (“RMB”). The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group's aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to USD equivalent of $209,116,209 and $164,193,726 at December 31, 2013 and 2014, respectively.

(z)	Concentration of credit risk

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

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(z)	Concentration of credit risk – continued

The following table sets forth the changes in allowance for doubtful accounts:

	Years ended December 31,
	2012	2013	2014
	$	$	$

Opening balance	(15,869,894)	(63,006,093)	(64,940,205)
Addition	(47,400,809)	(10,337,119)	-
Reversal	-	9,836,790	4,799,411
Write-off	361,049	-	-
Effect of exchange rate change in foreign currency	(96,439)	(1,433,783)	1,091,047

Ending balance	(63,006,093)	(64,940,205)	(59,049,747)

The reversal of $4.8 million was due to the collection of accounts receivable for which bad debt provision was recorded prior to 2014. The reversal was recorded as an offset to general and administrative expense in the consolidated statement of operations.

There are no third party customers accounting for 10% or more of total revenue for the years ended December 31, 2012, 2013 or 2014.

Accounts receivable from customers accounting for 10% or more of total gross accounts receivable are as follows:

Name of Customer	At December 31,
	2013	2014

Company A	22%	21%
Company B	11%	*

* Less than 10%

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(aa)	Net loss per share

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

For the years ended December 31, 2012, 2013 and 2014, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Years ended December 31,
	2012	2013	2014
	$	$	$

Outstanding options and restricted shares	344,190	297,120	202,310
Assumed conversion of convertible senior notes	4,811,408	-	-

Total	5,155,598	297,120	202,310

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years ended December 31,
	2012	2013	2014

Net loss attributable to ordinary shareholders- for the calculation of basic loss per share	$(133,580,664)	$(50,609,081)	$(56,096,366)

Net loss attributable to ordinary shareholders- for the calculation of diluted loss per share	$(133,580,664)	$(50,609,081)	$(56,096,366)

Weighted–average ordinary shares outstanding- for the calculation of basic loss per share	240,701,253	255,102,003	267,287,253

Weighted–average ordinary shares outstanding- for the calculation of diluted loss per share	240,701,253	255,102,003	267,287,253

Net loss per share:
Basic	$(0.55)	$(0.20)	$(0.21)

Diluted	$(0.55)	$(0.20)	$(0.21)

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(bb)	Share-based compensation

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

(cc)	Recently issued accounting pronouncements

In January 2015, the FASB issued guidance on simplifying the income statement presentation by eliminating the concept of extraordinary items.  Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence.  Eliminating the extraordinary classification simplifies income statement presentation by altogether removing the concept of extraordinary items from consideration.  This amendment is effective for annual periods beginning after December 15, 2015.  The adoption of this standard is not expected to have a material impact on our consolidated financial position or results of operations.

In August 2014, the FASB issued guidance on the presentation of financial statements when there is substantial doubt about an entity's ability to continue as a going concern. The amendment requires that an entity's management evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. If conditions or events raise substantial doubt about an entity's ability to continue as a going concern, additional disclosure is required to enable users of the financial statements to understand the conditions or events, management's evaluation of the significance of those conditions and management's plans that are intended to alleviate or management's plans that have alleviated substantial doubt. The amendment is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Management does not believe that the adoption of this guidance will have any material impact on the Company's consolidated financial position or results of operations

In June 2014, the FASB issued guidance on stock compensation.  The amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition.  A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards.  Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered.  The amendment is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2015.  Earlier adoption is permitted.  Management does not believe that the adoption of this guidance will have any material impact on the Company's consolidated financial position or results of operations.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(cc)	Recently issued accounting pronouncements – continued

In May 2014, the FASB issued guidance on the accounting for revenue from contracts with customers that will supersede most existing revenue recognition guidance, including industry-specific guidance. The core principle requires an entity to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the guidance requires enhanced disclosures regarding the nature, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Entities can choose to apply the guidance using either the full retrospective approach or a modified retrospective approach. Management is currently evaluating the impact that this guidance will have on the Company's consolidated financial statements, if any, including which transition method it will adopt.

3.	INVENTORIES

Inventories consist of the following:

	At December 31,
	2013	2014
	$	$

Raw materials	11,170,602	26,697,632
Work-in-process	12,528,549	990,073
Finished goods	20,958,503	25,195,519

Inventories	44,657,654	52,883,224

In 2012, 2013 and 2014, inventories were written down by $6,925,478, $1,663,051 and $ 1,353,770, respectively, to reflect the lower of cost or market adjustments.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

4.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, consist of the following:

	At December 31,
	2013	2014
	$	$

Buildings	62,472,729	63,695,930
Plant and machinery	144,361,757	158,824,781
Furniture, fixtures and equipment	14,117,389	14,733,578
Motor vehicles	1,665,289	1,616,276

	222,617,164	238,870,565
Less: Accumulated depreciation	(88,912,568)	(107,510,326)

	133,704,596	131,360,239
Construction in process	89,919,590	95,439,441

Property, plant and equipment, net	223,624,186	226,799,680

Depreciation expense was $16,382,485 , $20,014,581 and $19,487,405 for the years ended December 31, 2012, 2013 and 2014, respectively.

Construction in progress primarily represents the construction of a research and development building that includes several new production lines and the machinery under installation.

5.	PREPAID LAND USE RIGHTS
	At December 31,
	2013	2014
	$	$

Prepaid land use rights, cost	30,086,477	25,627,478
Less: Accumulated amortization	(2,201,737)	(2,252,352)

Prepaid land use rights, net	27,884,740	23,375,126

The Group disposed of Sunergy Shanghai during 2014, a subsidiary mainly engaged in Solar cells manufacturing. With the transaction, $4,465,743 and $523,530 of prepaid land use rights at cost and related accumulated amortization were written off. See note 12(a) for further detail.

Amortization expense was $637,687, $662,677 and $ 567,312 for the years ended December 31, 2012, 2013 and 2014.

In 2015, 2016, 2017, 2018 and 2019, the Group will record annual amortization expense of approximately $567,312.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

6.	INTANGIBLE ASSETS, NET

The intangible assets were acquired in 2010 through the business acquisition, and amortization expense was $2,852,325 and $1,986,621 for the years ended December 31, 2012 and 2013, respectively. Such intangible assets were fully amortized as at December 31, 2013.

7.	BANK BORROWINGS
	At December 31,
	2013	2014
	$	$

Short-term bank borrowings	304,827,038	356,793,246
Current portion of long-term borrowings	35,427,888	20,412,210
Long-term bank borrowings	265,975,939	272,348,001

Total	606,230,865	649,553,457

The Group's short-term bank borrowings had annual average fixed interest rates of 7.01% and 6.88% in year 2013 and 2014, respectively. These loans represent borrowings of the Group from various financial institutions. Each of these borrowings has a term of six months to one year, and expires at various times throughout the year.

The Group's long-term bank borrowings had annual average fixed interest rates of 4.74% and 4.20% in year 2013 and 2014, respectively. These loans represent borrowings of the Group from China Development Bank, Bank of Nanjing, Shanghai Rural Commercial Bank, Agricultural Bank of China (Hong Kong Branch), China Everbright Bank(Hong Kong Branch), Deniz Bank, and Odea Bank with a term of two to seven years, which would expire between 2016 and 2018.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

7.	BANK BORROWINGS - continued

The short-term bank borrowings (in millions) were guaranteed by:

	At December 31,
	2013	2014
	$	$

Fixed deposit	211.1	209.0
China Electric Equipment Group Co., Ltd. and Group Chairman Mr. Tingxiu Lu	16.4	16.3
China Electric Equipment Group Co., Ltd., CEEG (Jiangsu) Ltd., CEEG (Nanjing) Special Transformer Co., Ltd. and Group Chairman Mr. Tingxiu Lu and his wife Mrs Guilan Shi	16.4	26.1
Jiangsu Xinde Asset Management Co., Ltd. and Group Chairman Mr. Tingxiu Lu and his wife Mrs Guilan Shi	16.4	-
China Electric Equipment Group Co., Ltd., Group Chairman Mr. Tingxiu Lu and machinery from China Sunergy (Nanjing) Co., Ltd.	16.1	8.1
CEEG(Jiangsu) Ltd. and Group Chairman Mr. Tingxiu Lu	8.2	13.1
Construction in progress	4.9	3.6
China Electric Equipment Group Co., Ltd., Group Chairman Mr. Tingxiu Lu and his wife Mrs Guilan Shi	6.6	-
China Electric Equipment Group Co., Ltd., CEEG (Nanjing) Special Transformer Co., Ltd. and Group Chairman Mr. Tingxiu Lu	3.3	-
Songjiang District SME Credit Guarantee Center	3.3	1.0
Shareholder of subsidiaries in Turkey	0.5	3.0
China Electric Equipment Group Co., Ltd. and Jiangsu Xinde Asset Management Co., Ltd. and CEEG(Zhengjiang) Power Transformer and Group Chairman Mr. Tingxiu Lu and his wife Mrs Guilan Shi	-	8.2
Jiangsu Xinde Asset Management Co., Ltd and CEEG (zhenjiang) Power Transformer Co., Ltdand Group Chairman Mr. Tingxiu Lu and his wife Mrs Guilan Shi	-	8.2
Fixed deposit pledge and shareholder of subsidiaries in Turkey	-	0.7
Fixed deposit pledge and China Electric Equipment Group Co., Ltd.	-	10.0
Construction in Progress & Fix assets and China Electric Equipment Group Co., Ltd, CEEG (Nanjing) Special Transformer Co., Ltd and Group Chairman Mr. Tingxiu Lu	-	1.6
CEEG (Jiangsu) Limited and CEEG Special Transformer Co., Ltd and new energy and Land use right and plant	-	32.7

Total	303.2	341.6

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

7.	BANK BORROWINGS - continued

The Group’s long-term bank borrowings (in millions) were guaranteed by:

	At December 31,
	2013	2014
	$	$

Group Chairman Mr. Tingxiu Lu and his stock rights in Jiangsu Xinde Asset Management Co., Ltd.	100.0	-
Land use right and machinery	42.5	38.2
Group Chairman Mr. Tingxiu Lu and his stock rights in China Electric Equipment Group Co., Ltd.	50.0	50.0
CEEG (Jiangsu) Limited, China Electric Equipment Group Co., Ltd., and CEEG (Nanjing) Special Transformer Co., Ltd.'s real estate	32.8	-
China Electric Equipment Group Co., Ltd., CEEG (Jiangsu) Limited, and Group Chairman Mr. Tingxiu Lu	30.6	30.6
Fixed deposit	26.8	51.2
Construction in progress	11.1	-
China Electric Equipment Group Co., Ltd. and machinery	7.5	13.0
China Electric Equipment Group Co., Ltd. and Group Chairman Mr. Tingxiu Lu and his wife Mrs Guilan Shi	-	100.0
Construction in Progress & Property, plant and equipment	-	9.8

Total	301.3	292.8

The Group has short-term credit facilities of $292.0 million from various banks to facilitate its purchase of raw materials, of which $215.9 million were withdrawn with $76.2 million available to use as of December 31, 2014. The bank facilities have no restrictions as to the use of such facilities and contain no financial covenants. These short-term credit facilities are renewable annually upon mutual agreement between the parties.

The Group has a seven-year credit facility of $158.4 million from China Development Bank to facilitate its new 200MW cell production lines, which had $20.1 million of credit facility available for use as of December 31, 2014.

The Group has a four-year credit facility of $50.0 million used to supplement working capital requirements from China Development Bank, which were fully withdrawn as of December 31, 2014.

The Group has a six-year credit facility of $20.1 million from Shanghai Rural Commercial Bank designed solely for capital expenditure purposes, which had $6.7 million of credit facility available for use as of December 31, 2014.

The Group has three-year credit facilities of $41.0 million and $5.0 million from Bank of Nanjing and Deniz Bank used to supplement working capital requirements, which were fully withdrawn as of December 31, 2014.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

8.	Fair value measurement

Recurring change in fair value

There were no assets or liabilities that were measured at fair value on a recurring basis as of December 31, 2014.

Non-recurring change in fair value

Given the market capitalization was significantly less than the net asset value as of December 31, 2011, the Group fully impaired the goodwill balance of $14.8 million in year 2011. As of December 31, 2013 and 2014, the Group had no assets or liabilities remeasured at fair value on a non-recurring basis.

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

As of December 31, 2014, the carrying amounts of accounts receivable, notes receivable, advance to suppliers, accounts payable, notes payable, advance from customers, amount due from (to) related parties and short-term borrowings approximated their fair values due to their short-term nature.

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

The fair value estimates presented above are based on pertinent information available to management as of December 31, 2013 and 2014, respectively. Although management is not aware of any factors that would significantly affect these fair value estimates, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from the amounts presented.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Issuance costs for the Convertible Notes amounted to $4.3 million, and were amortized through interest expense over the beneficiary period from July 2008 to June 2013, using the effective interest rate method. These capitalized costs are reported as deferred assets in Convertible bond issuance cost, and $0.7 million and $0.01 million was amortized for the year ended December 31, 2012 and 2013, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

As of December 31, 2013, all loaned shares have been returned to the Group, no fair value measurement was required and they were recorded as treasury shares and included in the number of outstanding shares used in calculating loss per share in 2013 and 2013.

The total issuance costs associated with the share-lending arrangement was $1.9 million. The amortization of the issuance costs was $0.3 million and $0.01 million for the years ended December 31, 2012 and 2013, respectively.

In 2012, the Group conducted open market repurchases of its Convertible Notes, and repurchased $26.0 million aggregate principal amount of the Convertible Notes for a total cash consideration of $15.7 million. As a result, the Group realized a net gain of $10.3 million and recorded as other income in 2012. In 2013, the Group settled the remaining $1.5 million of Convertible Notes for cash consideration of $1.5 million when they matured in June 2013.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

10.	Mainland China contribution plan

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total contribution for such employee benefits was $6.2 million, $5.9 million and $5.1 million for the years ended December 31, 2012, 2013 and 2014, respectively.

11.	PROFIT APPROPRIATION

Pursuant to laws applicable to entities incorporated in the PRC, PRC subsidiaries such as Sunergy Nanjing, SST, NRE, China Sunergy (Yangzhou) Co., Ltd and Lianyungang Yuanhui Solar Power Co., Ltd are prohibited from distributing their statutory capital and should make appropriations from PRC GAAP after-tax profit to other non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the appropriation to the other funds are at the PRC subsidiaries' discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends, loans or advances to the Company and amounted to RMB49.4 million ($7.9 million) as of December 31, 2013 and 2014. Due to a net loss in 2013 and 2014, PRC subsidiaries made no appropriation to other non-distributable reserve funds. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of RMB 1,737.6 million ($284.1 million) at December 31, 2014 is considered restricted.

12.	OTHER (EXPENSE) INCOME, net
	Years ended December 31,
	2012	2013	2014
	$	$	$

Foreign currency exchange gain (loss), net	397,621	(826)	(12,721,957)
Convertible notes repurchase gain	10,348,750	-	-
Government grants	889,239	1,921,965	948,641
Gain on disposal of subsidiaries (Note (a))	-	2,196,198	9,150,952
Compensation in relation to dispute settlement (Note (b))	-	1,790,214	-
Forgiveness of interests owed to a related party	-	2,436,882	-
Others	(148,672)	630,354	17,054

Total	11,486,938	8,974,787	(2,605,310)

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

12.	OTHER (EXPENSE) INCOME, net - continued

Note:

(a)	The gain on disposal of subsidiaries for the year ended December 31, 2013 arose from disposal of the Company’s wholly owned subsidiaries, Jinchang New Sunshine Solar Power Co., Ltd. (“Jinchang New Sunshine”) and Hami Huiteng Solar Power Co., Ltd (“Hami Huiteng”).

Jinchang New Sunshine and Hami Huiteng were mainly engaged in the photovoltaic project’s engineering and sales, and were on their pre-operating stage. During the year of 2013, the Company entered into sale agreements with Changzhou Guangyu New Energy Co., Ltd. and Changzhou Dinghui New Energy Co., Ltd. to dispose of its 100% equity interest in Jinchang New Sunshine and Hami Huiteng, respectively. The disposals were completed on December 10, 2013.

The amount of the consideration for disposal of Jinchang New Sunshine was $1.9 million, of which $1.6 million has been collected. The carrying amount of net assets on the date of disposal was $0.4 million. The Company recorded a disposal gain of $1.5 million in Other (expense) income, net. The amount of the consideration for disposal of Hami Huiteng was $4.3 million, of which $2.7 million has been collected. The carrying amount of net assets on the date of disposal was $3.6 million. The Company recorded a disposal gain of $0.7 million in Other (expense) income, net.

The disposal did not constitute discontinued operations as the Company will continuously be the sole material provider of Jinchang New Sunshine and Hami Huiteng, for the construction of the photovoltaic projects, and therefore, significant cash inflows are expected to be received by the Company as a result of such continuation of activities with Jinchang New Sunshine and Hami Huiteng after the disposal transaction.

The gain on disposal of subsidiary for the year ended December 31, 2014 arose from disposal of the Company’s wholly owned subsidiary, China Sunergy (Shanghai) Co., Ltd. (“Sunergy Shanghai”).

Sunergy Shanghai was mainly engaged in Solar cells manufacturing, and was not in operation due to the over-capacity of the Solar cells manufacturing according to the best market estimation from the management. During the current year, the Company entered into a sale agreement with China Electric Equipment Group Co., Ltd. to dispose of its 100% equity interest in Sunergy Shanghai. The disposal was completed on April 3, 2014.

The amount of the consideration for disposal of Sunergy Shanghai was $37.6 million and $24.6 million was settled through forgiveness of the amount due from the Group by Sunergy Shanghai and the Group expected to receive the net cash consideration of $13.0 million, of which $ 6.8 million has been collected. The carrying amount of net assets on the date of disposal was $28.4 million. The Company recorded a disposal gain of US$9.2 million in Other (expense) income, net.

The disposal did not constitute discontinued operation as the Company disposed Sunergy Shanghai to a related party and the Company intends to have continuation of activities with Sunergy Shanghai, such as significant business and in and out cash-flows, after the disposal transaction.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

British Virgin Islands(“BVI”)

China Sunergy BVI is not subject to tax on income or capital gain according to the current laws of the British Virgin Islands.

Hong Kong

Sunergy Hong Kong is subject to Hong Kong profit tax at a rate of 16.5% in 2012, 2013 and 2014. CSUN International (Hong Kong) Co., Ltd was incorporated in August 2012 and is subject to Hong Kong profit tax at a rate of 16.5% in 2012, 2013 and 2014. No Hong Kong profit tax has been provided as Sunergy Hong Kong and CSUN International (Hong Kong) Co., Ltd have no assessable profit that was earned in or derived from Hong Kong in the periods presented.

CSUN Trading (Hong Kong) Co., Limited was incorporated in May 2011 and is subject to Hong Kong profit tax at a rate of 16.5% in 2012, 2013 and 2014.

PRC

Under the Law of the People's Republic of China on Enterprise Income Tax ("New EIT Law"), which was effective from January 1, 2008, both domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Sunergy Nanjing, as a wholly foreign owned enterprise engaged in a manufacturing business, was entitled to two years of exemption followed by three years of 50% deduction starting from its first profitable year which was 2006. In addition, Sunergy Nanjing, as a recognized High and New Technology Enterprise ("HNTE"), is entitled to preferential tax rate of 15% for a three-year validity period from 2008 to 2010.The management of the Group chose to enjoy the transitional relief rate of 12.5% from 2008 to 2010, for Sunergy Nanjing. Sunergy Nanjing renewed its certificate of HNTE in 2011 and 2014 separately, with an effective period from 2011 to 2016, and thus a 15% preferential tax rate is applied during the corresponding periods.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

13.	Income TAXES - continued

PRC - continued

Sunergy Shanghai was established in November 2007 and its applicable EIT rate is 25%. Sunergy Shanghai did not have substantive operations and was disposed during 2014. See note 12(a) for further detail.

SST was acquired in November 2010, which obtained the certificate of HNTE in 2009 and renewed the certificate in 2012, with a valid period from 2012 to 2014, and thus is eligible for a 15% preferential tax rate from 2009 to 2014.

NRE was acquired in November 2010 and its applicable EIT rate is 25%.

China Sunergy (Yangzhou) Co., Ltd and Lianyungang Yuanhui Solar Power Co., Ltd were established in June 2011 and July 2013 separately, their applicable EIT rate is 25%. They did not have substantive operations and had incurred minimal non-operating related losses.

The Group has no uncertain tax positions as of December 31, 2013 and 2014 or unrecognized tax benefits which would favorably affect the effective income tax rate. The Group does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next 12 months.

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

The PRC is the primary tax jurisdiction in which the Company operates. As of December 31, 2014, the Company's PRC subsidiaries remain subject to tax examination by the PRC tax authorities for the tax years 2012 through 2014 on non-transfer pricing matters, and the tax years 2005 to 2014 on transfer pricing matters. There is no statute of limitations in the case of tax evasion.

The statute of limitations in Hong Kong is 6 years.

The provision for income taxes by tax jurisdictions for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Years ended December 31,
	2012	2013	2014
	$	$	$
Loss from operations before income tax:

PRC	(107,662,760)	(42,999,102)	(49,984,053)
Other jurisdictions	(9,635,640)	(7,482,743)	(5,896,782)

Total loss before income tax	(117,298,400)	(50,481,845)	(55,880,835)

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

13.	Income TAXes - continued

PRC - continued

	Years ended December 31,
	2012	2013	2014
	$	$	$

Current income tax expense:

PRC	-	(1,981,113)	-
Other jurisdictions	(339,223)	(1,881,831)	(554,966)

	(339,223)	(3,862,944)	(554,966)

Deferred income tax benefit (expense)

PRC	(17,231,276)	1,481,687	1,326,512
Other jurisdictions	1,275,278	1,253,630	(1,385,831)

	(15,955,998)	2,735,317	(59,319)

Total income tax benefit (expense)	(16,295,221)	(1,127,627)	(614,285)

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years ended December 31,
	2012	2013	2014

PRC statutory enterprise income tax rate	25.0%	25.0%	25.0%
Different tax rates in other jurisdictions	(0.5%)	(3.3%)	1.5%
Other non-deductible expense for tax purposes	(0.2%)	(5.3%)	0.1%
Effect of tax holiday	(5.2%)	(5.5%)	(7.6)%
Effect of future tax rate change	7.8%	8.3%	-
50% additional deduction of R&D expense	0.7%	1.2%	0.2%
Change in valuation allowance	(41.1%)	(23.5%)	(21.5%)
Others	(0.4%)	0.9%	1.2%

	(13.9%)	(2.2%)	(1.1)%

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

13.	Income TAXes - continued

	Years ended December 31,
	2012	2013	2014

Gross tax exemption	$6,041,242	$2,756,938	$4,244,345

Tax holiday per share-basic	$0.03	$0.01	$0.02

Tax holiday per share-diluted	$0.03	$0.01	$0.02

The principal components of the deferred tax assets are as follows:

	At December 31,
	2013	2014
	$	$
Deferred tax assets:
Depreciation of property, plant and equipment	2,188,731	1,618,387
Warranty costs	5,058,369	4,144,552
Inventory write-down	517,001	408,683
Allowance for doubtful account	14,608,597	12,882,718
Net operating loss carry forwards	51,570,404	51,404,673
Fixed assets impairment	175,045	17,397
Others	49,603	116,905

Gross total deferred tax assets	74,167,750	70,593,315
Valuation allowances	(64,754,872)	(61,025,933)

Net deferred tax assets	9,412,878	9,567,382

Analysis as:
Current	1,922,242	2,075,802
Non-current	7,490,636	7,491,580

Total deferred tax assets	9,412,878	9,567,382

	At December 31,
	2013	2014
	$	$
Deferred tax liabilities:
Intangible assets	(451,042)	(262,926)

Total deferred tax liabilities	(451,042)	(262,926)

Analysis as:
Current	(6,133)	-
Non-current	(444,909)	(262,926)

Total deferred tax liabilities	(451,042)	(262,926)

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

13.	Income TAXes - continued

The net operating loss carry forwards of the Group's PRC subsidiaries are approximately $246.4 million as of December 2014, mainly for SST, NRE, Sunergy Nanjing and will expire in 2019.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes.

Based on the current profit, projected future profitability, and other available evidence, the Group believes that except for certain long-lived temporary differences, deferred tax assets associated with the net operating loss carried forwards and other short-term temporary differences such as bad debt allowances are not more likely than not to be realized. Therefore, a $61.0 million valuation allowance was recorded by the Group.

In accordance with the New EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group plans to indefinitely reinvest the undistributed earnings of the Company's PRC subsidiaries. As of December 31, 2014, the Company's PRC subsidiaries have an accumulated deficit of $327.6 million. Upon distribution of any future earnings in the form of dividends or otherwise, the Company would be subject to the then applicable PRC tax laws and regulations.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

In 2012, 2013 and 2014, the Group did not grant any additional options to employees.

The Group recorded $217, nil and nil as compensation expense for the years ended December 31, 2012, 2013 and 2014, respectively.

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

2009

Average risk-free rate of return	1.51%~2.40%
Expected term	6~10 years
Volatility rate	84%
Dividend yield	0%

A summary of the option activities is follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	Options	exercise price	contract term	intrinsic value

Outstanding at January 1, 2014	297,120	$1.087	2.65	$-
Forfeited	(94,810)	$1.283	1.33	$-
Outstanding at December 31, 2014 (all vested and exercisable)	202,310	$0.995	1.33	$-

As of December 31, 2014, there was no unrecognized compensation expense related to unvested share-based compensation.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

15.	RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

Amounts due from related parties:
	Years ended December 31,
	2013	2014
	$	$

Trade related balances	78,319,560	75,713,936
Non-trade related balances	5,667,293	12,333,542

Amounts due from related parties	83,986,853	88,047,478

Trade related balances pertain to receivables and prepayments in respect of sales and inventory acquisition or land use right purchases from related parties with common ultimate investors. Details with such parties are as follows:

	At December 31,
Name of related party	2013	2014
	$	$

CEEG (Nanjing) Semiconductor Co., Ltd.	74,922,671	70,186,196
China Electric Equipment Group Co., Ltd.	1,833,709	4,054,056
CEEG (Nanjing) Solar Research Institute	1,527,431	597,774
CEEG (Jiangsu) Insulated New Material Co., Ltd.	35,749	4,620
Jiangxi Jingde Semiconductor New Material Co., Ltd.	-	44,942
Nanjing Xinde New Energy Technology Co., Ltd.	-	583,390
CEEG Holding Co.,Ltd.	-	148,768
Jiangsu CEEG Business Co., Ltd.	-	94,190

	78,319,560	75,713,936

As of December 31, 2013 and 2014, the trade related balance was $78,319,560 and $75,713,936, respectively, of which $74,922,671 and $70,186,196 pertains to the prepayment of purchase of inventory from CEEG (Nanjing) Semiconductor Co., Ltd. (“CEEG Semi”) Pursuant to the agreement entered between the Company and CEEG Semi in November 2013, under which CEEG Semi agreed to settle the prepayment balance of $75 million via inventory supplies or return of cash within one year, however CEEG Semi failed to supply inventory or return cash to the Company within fiscal year 2014. In January 2015, the Company renewed the agreement with CEEG Semi, under which, CEEG Semi agreed to settle the prepayment balance of $70 million via inventory supplies or return of cash within one year. Also, the Company obtained a commitment letter co-issued by CEEG and CEEG Semi declaring that it planned to settle the amount in the next twelve months beginning from February 2015. Given CEEG’s current financial situation, it has the short-term or long-term paying capacity to repay their debt.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

15.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Related party balances– continued

Amounts due from related parties – continued

As of December 31, 2013, the non-trade related balance was $5,667,293, of which $3,963,883 pertains to the sale of machineries from SST and NRE to China Electric Equipment Group Co., Ltd., which were then exported and sold to CSUN Eurasia Energy Systems Industry and Trade Inc. and CSUN Eurasia Energy Technologies Industry and Trade Inc. (the “Turkey Entities”)

As of December 31, 2014, the non-trade related balance was $12,333,542, of which 1) $6,180,174 pertains to the disposal of Sunergy Shanghai to China Electric Equipment Group, and 2) $3,958,029 pertains to sale of machineries from SST, NRE and Sunergy Nanjing to the Turkey Entities through China Electric Equipment Group Co., Ltd.

Amounts due to related parties:

	At December 31,
	2013	2014
	$	$

Trade related balances	6,609,510	4,424,706
Non-trade related balances	5,188,009	4,696,075

Amounts due to related parties	11,797,519	9,120,781

Trade related balances pertain to payables and pre-collected amounts in respect of rental, inventory purchases and sales to/from related parties with common ultimate investors. Details of trade related balances with such parties are as follows:

	At December 31,
Name of related party	2013	2014
	$	$

Jiangxi Jingde Semiconductor New Material Co., Ltd.	3,181,214	111,013
China Electric Equipment Group Co., Ltd.	454,759	522,763
CEEG (Nanjing) Intelligent Technology Co., Ltd.	190,067	172,852
CEEG (Jiangsu) Insulated New Material Co., Ltd.	1,701,026	1,442,674
CEEG (Nanjing) Semiconductor Co., Ltd.	1,082,444	140,865
CEEG (Nanjing) Solar Research Institute	-	1,923,774
CEEG (HK) Limited Co., Ltd.	-	47,029
Jiangsu Xinde Minyong Photovoltaic System Co., Ltd.	-	63,736
	6,609,510	4,424,706

As of December 31, 2013, the non-trade related balances were $5.2 million, of which $4.1million pertains to the Turkey Entities' purchase of machineries from China Electric Equipment Group Co., Ltd. and the rest pertains to the prepaid electricity fee from CEEG Semi.

As of December 31, 2014, the non-trade related balances were $4.7 million, of which $3.6 million pertains to the Turkey Entities' purchase of machineries from China Electric Equipment Group Co., Ltd. and the rest pertains to the prepaid electricity fee from CEEG Semi and CEEG Special Transformer.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

15.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Related party transactions

Other than as disclosed in Note 7, details of related party transactions are as follow:

sales to related parties with common ultimate investors:

Name of related party	Years ended December 31,
	2012	2013	2014
	$	$	$
CEEG (Nanjing) Solar Research Institute	4,997,073	1,450,689	333,943
CEEG (Nanjing) Semiconductor Co., Ltd.	-	247,563	9,736
China Electric Equipment Group (Hong Kong) Co., Ltd.	245,341	71,852	-
China Electric Equipment Group Co., Lt	51,216	7,435,809	5,333,313
CEEG (Jiangsu) Insulated New Material Co., Ltd.	537,278	606,322	-
CEEG Korea Co., Ltd.	1,393	-	4,065
Jiangxi Jingde Semiconductor New Material Co., Ltd.	-	38,893	95,555
Jiangsu Xinde Civil Photovoltaic System Co., Ltd.	-	-	715,691
Jiangsu CEEG Cloud Commercial Co., Ltd.	-	-	328,053
Nanjing Xinde New Energy Technology Co., Ltd.	-	-	1,501,211
CEEG Holding Co., Ltd.	-	-	1,738,797
CEEG Xinde (Shanghai)New Energy Co., Ltd.	-	-	8,190

	5,832,301	9,851,128	10,068,554

purchase of raw materials from related parties with common ultimate investors are as follows:

Name of related party	Years ended December 31,
	2012	2013	2014
	$	$	$

China Electric Equipment Group Co., Ltd.	-	4,778,993	379,275
CEEG (Nanjing) Semiconductor Co., Ltd.	32,011,217	21,449,705	40,296
Jiangxi Jingde Semiconductor New Material Co., Ltd.	-	4,811,590	-
CEEG (Jiangsu) Insulated New Material Co., Ltd.	3,852,558	6,181,715	3,668,758
CEEG (Nanjing) Special Transformer Co., Ltd.	-	181	-

	35,863,775	37,222,184	4,088,329

Since December 2012, the Group set up cell and module plants in Turkey and transferred some machinery from SST and NRE to the new plants in Turkey through China Electric Equipment Group Co., Ltd. in the amount of $1.6 million, $2.1 million and $0.02 million in 2012, 2013 and 2014, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

15.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Related party transactions - continued

Short-term borrowings from CEEG Semi, with common ultimate investors, are as follows:

	Years ended December 31,
	2012	2013	2014
	$	$	$

Opening balance	-	(9,545,760)	-
Borrowings	(116,935,560)	(28,713,240)	-
Repayment	107,389,800	38,259,000	-

Closing balance	(9,545,760)	-	-

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

In 2013, CEEG Semi forgave the interests of these borrowings and the accrued interests amounted to $2.4 million were reversed and recorded in "Other income (expense), net".

In 2013, the Group lent CEEG Semi an interest-free loan amounting to $44.3 million, which was subsequently collected as of October 31, 2013.

In 2014, the Group had no short-term borrowings from CEEG Semi.

16.	COMMITMENTS AND CONTINGENCIES

a)	Operating lease commitments

The Group has operating lease agreements principally for staff quarters and for warehouse premises in the PRC. Such leases have remaining terms generally within 48 months, and are renewable upon negotiation. Rental expense was $1,274,139, $1,677,533 and $1,626,155 for the years ended December 31, 2012, 2013 and 2014, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2014 were as follows:

Twelve-month period ending December 31,

2015	$1,746,724
2016	$105,491
2017	$57,945
2018	$29,417
2019	$29,417
Over 5 years	$31,868

$2,000,862

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

16.	COMMITMENTS AND CONTINGENCIES - continued

b)	Purchase commitments
	At December 31,
	2012	2013	2014
	$	$	$
Commitments to purchase property, plant and equipment (1)	20,415,660	13,356,755	8,028,764
Commitments to purchase silicon raw materials (2)	899,304,092	845,131,131	464,634,744

	919,719,752	858,487,886	472,663,508

(1)	Future payment required for purchase of property, plant and equipment are as follows:

Twelve-month period ending December 31,

2015	$8,011,239
2016	$17,525

Total	$8,028,764

(2)	As of December 31, 2012, the Group had entered into certain long-term silicon procurement contracts, under which the Group agreed to purchase silicon wafers in an aggregate quantity of approximately 986 million pieces over the next four years at the price determined monthly.

Based on the prevailing market as of December 31, 2014, future payments required under these long-term supply agreements are as follows:

Twelve-month period ending December 31,

2015	$232,317,372
2016	$232,317,372

Total	$464,634,744

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data and unless otherwise stated)

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

	Years ended December 31,
	2012	2013	2014
	$	$	$
Europe:
- Germany	65,979,111	43,997,078	15,732,066
- Italy	45,429,510	7,747,266	856,757
- Spain	656,723	1,558,828	81,246
- Belgium	1,953,916	1,319,670	244,416
- France	19,758,758	48,504,587	69,270,852
- Czech Republic and Slovakia	5,699,269	1,806,237	645,756
- Bulgaria	22,300,958	1,886,258	60,928
- United Kingdom	11,844,591	6,055,612	7,115,464
- Others	34,582,052	36,316,562	10,791,911

Europe total	208,204,888	149,192,098	104,799,396

PRC	29,148,928	97,038,992	137,148,042
India	867,177	26,943,051	20,328,345
South Korea	14,244	-	8,751
Australia	39,605,278	7,783,075	8,400,530
America	1,932,147	1,837,797	2,400,047
Japan	-	31,313,082	57,774,158
Others	12,948,699	2,077,599	10,248,428

Total net revenues	292,721,361	316,185,694	341,107,697

Substantially all the identifiable assets of the Group are located in the PRC.

18.	SUbsequent events

On January 23, 2015, the Group has signed an assets transfer agreement with a third party power company, under which the Group agreed to sell and the third party company agreed to purchase all the project assets (see note 2h), for a total consideration of approximately $8.0 million. The total carrying amount of the project assets were $9.8 million and an impairment of $1.6 million was recorded as of December 31, 2014. As of June 30, 2015, $7.2 million was collected.

* * * * * *

Additional information-financial statements schedule 1

china sunergy co., ltd.

Financial information for parent company

BALANCE SHEET

(In U.S. dollars, except for share data)

	December 31,
	2013	2014
	$	$
ASSETS
Current assets:
Cash	401,680	115,557
Amount due from subsidiaries	79,100,696	79,521,658
Other receivables	221,884	68,235

Total current assets	79,724,260	79,705,450
Investments in subsidiaries	(123,416,770)	(179,395,255)
Property, Plant and Equipment, net	3,511	2,698

Total assets	(43,688,999)	(99,687,107)

Liabilities and equity:

Liabilities:

Other liabilities	42,799	302,809

Total current liabilities	42,799	302,809

Total liabilities	42,799	302,809

Equity (deficit):

Ordinary shares (par value $0.0001; 463,247,600 shares authorized, 267,287,253 shares issued and outstanding as of December 31, 2013 and 2014)	24,070	24,070
Additional paid-in capital	185,367,042	185,367,042
Treasury shares (at par value of $0.0001)	2,659	2,659
Accumulated deficit	(265,196,150)	(321,691,379)
Accumulated other comprehensive income	36,070,581	36,307,692

Total (deficit)	(43,731,798)	(99,989,916)

TOTAL LIABILITIES AND (DEFICIT)	(43,688,999)	(99,687,107)

china sunergy co., ltd.

Statement of operations

(In U.S. dollars)

	Year ended December 31,
	2012	2013	2014
	$	$	$

General and administrative expenses	(1,982,550)	(1,367,729)	(1,659,482)

Total operating expenses	(1,982,550)	(1,367,729)	(1,659,482)

Loss from operations	(1,982,550)	(1,367,729)	(1,659,482)

Interest expense	(1,426,848)	(67,583)	(8,743)
Interest income	929,636	1,568,461	1,272,607
Equity in losses of subsidiaries	(141,703,447)	(50,695,469)	(56,215,596)
Other income (expense), net	10,602,545	(46,761)	115,985

Net loss	(133,580,664)	(50,609,081)	(56,495,229)

china sunergy co., ltd.

Statement of COMPREHENSIVE INCOME (Loss)

(In U.S. dollars)

	Years ended December 31,
	2012	2013	2014
	$	$	$

Net loss	(133,580,664)	(50,609,081)	(56,495,229)
Other comprehensive income:
Foreign currency translation adjustments, net of tax impact of nil for 2012, 2013and 2014	824,123	547,193	237,111

Comprehensive loss	(132,756,541)	(50,061,888)	(56,258,118)

china sunergy co., ltd.

Statement of cash flows

(In U.S. dollars)

	Year ended December 31,
	2012	2013	2014
	$	$	$

Operating activities:
Net loss attributable to China Sunergy Co., Ltd.	(133,580,664)	(50,609,081)	(56,495,229)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in gains/losses of subsidiaries	141,703,447	50,695,469	56,215,596
Share-based compensation	217	-	-
Gain on repurchase of convertible senior notes	(10,348,750)	-	-
Amortization of convertible senior notes	964,750	15,934	-
Others	(256,363)	-	813

Changes in operating assets and liabilities:
Other receivables	(52,466)	(61,798)	153,649
Other liabilities	(11,832)	(752,627)	260,010
Amounts due from subsidiaries	15,517,779	2,318,743	(420,962)

Net cash provided by (used in) operating activities	13,936,118	1,606,640	(286,123)

Investing activity:
Purchase of PPE	-	(3,511)	-

Net cash (used in) investing activity	-	(3,511)	-

Financing activities:
Payment of convertible senior notes repurchase	(15,651,250)	(1,500,000)	-

Net cash used in financial activities	(15,651,250)	(1,500,000)	-

Net increase (decrease) in cash and cash equivalents	(1,715,132)	103,129	(286,123)
Cash and cash equivalents at the beginning of the year	2,013,683	298,551	401,680

Cash and cash equivalents at the end of the year	298,551	401,680	115,557

Supplemental disclosure of non-cash investing activities:
Restricted cash collateral received in connection with Share Lending Agreement	443,100	-	-

Notes to Schedule 1

1)	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2)	The condensed financial information of China Sunergy Co., Ltd. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3)	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company.

4)	As of December 31, 2014, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

* * * * * *

