Form 20-F
period 2015-12-31
China Sunergy Co., Ltd.
filed 2017-01-18
CIK 1396247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

FORM 20-F

______________

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015.

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

__________________

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 18 ordinary shares, par value $0.0001 per share	N/A

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

267,287,253 ordinary shares, par value $0.0001 per share, as of December 31, 2015.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐

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

INTRODUCTION

In this annual report, except where the context otherwise requires:

•	“we,” “us,” “our company,” “our,” “Sunergy” and “China Sunergy” refer to China Sunergy Co., Ltd., a limited liability company established in Cayman Islands, its predecessor entities and its subsidiaries;

•	“Sunergy Nanjing” refers to China Sunergy (Nanjing) Co., Ltd., previously named CEEG (Nanjing) PV-Tech Co., Ltd., a limited liability company established in China;

•	“SST” refers to CEEG (Shanghai) Solar Science Technology Co., Ltd., a limited liability company established in China;

•	“NRE” refers to CEEG (Nanjing) Renewable Energy Co., Ltd., a limited liability company established in China;

•	“shares” or “ordinary shares” refers to our ordinary shares;

•	“ADSs” refers to our American depositary shares. On December 21, 2011, we effected a change of the ADS to ordinary share ratio from one ADS representing six ordinary shares to one ADS representing 18 ordinary shares. The ratio change has the same effect as a one-for-three ADS consolidation. “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“RMB” or “Renminbi” refers to the legal currency of China; “$” or “U.S. dollars” refers to the legal currency of the United States; and “Euro” or “€” refers to the legal currency of the European Union;

•	“original equipment manufacturing” or “OEM” refers to arrangements under which we process silicon wafers provided by our customers into solar cells, or process solar cells provided by our customers into solar modules, and charge processing fees from these customers;

•	“selective emitter cell” refers to a solar cell in which the regions under its front metal contact and the rest of the front surface areas are separately diffused and optimized;

•	“HP solar cell” refers to a more efficient version of our standard P-type cell, the conversion efficiency of which may generally be higher than that of a standard P-type solar cell as a result of an enhanced production process used;

•	“QSAR™ solar power product” refers to QSAR™ cells and QSAR™ modules. QSAR™ cell is a kind of new P-type solar cell. QSAR™ cells are assembled into QSAR™ modules.

•	“Waratah solar power product” refers to Waratah cells and Waratah modules. Waratah cell is a kind of multicrystalline silicon cell with a high level of light-to-electricity conversion rate. Waratah cells are assembled into Waratah modules. Our latest generation of Waratah solar power products have a conversion efficiency of approximately 18.5%.

•	“Bi-facial solar power product” refers to bi-facial solar cells and bi-facial solar modules. Bi-facial solar cells are a special type of crystal silicon solar cell which can receive sunlight and produce electrical power from both front and rear surfaces. Bi-facial solar cells are designed with a special structure and metal contact so that they can produce more power from illumination on both sides. Bi-facial solar cells are assembled into bi-facial solar modules, which may be applied in residential situations such as carports, fences, trellises, and porch and patio covers.

•	“BNEF” refers to Bloomberg New Energy Finance.

•	“Subsidy Catalog” refers to the Renewable Energy Electricity Subsidy Catalog issued by the Ministry of Finance, the National Development and Reform Commission of China and the National Energy Administration from time to time. Solar power projects can only receive central government subsidies after completing certain administrative and perfunctory procedures to be listed in the Subsidy Catalog.

•	when calculating our manufacturing or production capacity of solar cells, we have assumed that all products will be made using 156-millimeter monocrystalline silicon wafers, even though we currently use and expect to continue to use a mixture of monocrystalline and multicrystalline silicon wafers; to the extent we use smaller wafers or multicrystalline wafers, our actual production will be less than our capacity.

Our financial statements are expressed in the U.S. dollar, which is the reporting and functional currency of China Sunergy Co., Ltd. This annual report contains translations of certain Renminbi amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB 6.4778 to $1.00 as published by the People’s Bank of China on December 31, 2015. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. See Item 3. “Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business.” On January 6, 2017, the noon buying rate was RMB6.9176 to $1.00.

We completed our initial public offering of 9,775,000 ADSs (approximately 3,258,333 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change) on May 22, 2007. On May 17, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “CSUN.” On July 1, 2008, we completed an offering of $54.5 million principal amount of 4.75% convertible senior notes due June 2013 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act. Concurrently with the note offering, we also registered the offering of 4,431,000 ADSs (approximately 1,477,000 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change), which we loaned to an affiliate of the initial purchaser of the notes, who in turn sold the borrowed ADSs in the offering. We did not receive any proceeds from the offering of the borrowed ADSs, but have received a nominal lending fee from the ADS borrower. Due to our failure to regain compliance with the NASDAQ Listing Rules related to the maintenance of minimum market value of publicly held shares of US$15,000,000 within a compliance period of 180 calendar days, our securities were removed from listing and registration on the Nasdaq Stock Market on March 17, 2016.

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

The following table presents our selected consolidated financial information. You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects.” The selected consolidated statement of operations data (other than operating data) for the three years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with those statements. Our selected consolidated statement of operations data (other than operating data) for the years ended December 31, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013, have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	For the Years Ended December 31,
	2011	2012	2013	2014	2015(1)
	(in thousands, except share, per share, operating data and percentages)
Consolidated Statement of Operations Data
Net revenues	$566,292	$292,721	$316,186	$341,108	$441,827
Cost of revenues	(564,474)	(293,914)	(300,974)	(330,486)	(418,251)

Gross profit (loss)	1,818	(1,193)	15,212	10,622	23,576

Operating expenses:
Selling and marketing expenses	(19,149)	(20,056)	(16,417)	(13,168)	(16,943)
General and administrative expenses	(41,182)	(75,875)	(30,010)	(25,247)	(44,089)
Research and development expenses	(6,718)	(8,609)	(6,022)	(3,170)	(3,077)
Goodwill impairment loss	(14,807)	—	—	—

Total operating expenses	(81,856)	(104,540)	(52,449)	(41,585)	(64,109)
Income (loss) from operations	(80,038)	(105,733)	(37,237)	(30,963)	(40,533)
Net income (loss)	$(94,293)	$(133,594)	$(51,609)	$(56,495)	$(80,497)

Net income (loss) attributable to China Sunergy Co., Ltd. ordinary shareholders	$(94,293)	$(133,581)	$(50,609)	$(56,096)	$(80,497)

	For the Years Ended December 31,
	2011	2012	2013	2014	2015(1)
	(in thousands, except share, per share, operating data and percentages)
Net income (loss) per share
-Basic	$(0.39)	$(0.55)	$(0.20)	$(0.21)	$(0.30)
-Diluted	$(0.39)	$(0.55)	$(0.20)	$(0.21)	$(0.30)
Shares used in calculating
-basic income (loss) per share	240,701,253	240,701,253	255,102,003	267,287,253	267,287,253
-diluted income (loss) per share	240,701,253	240,701,253	255,102,003	267,287,253	267,287,253
Other Consolidated Financial Data
Gross margin	0.3%	(0.4)%	4.8%	3.1%	5.3%
Consolidated Operating Data
Solar cells sold (in megawatts, or MW)	6.6	12.0	29.3	167.7	293.2
Average selling price of solar cells (in $ per watt)	$0.84	$0.29	$0.15	$0.31	$0.28
Solar modules sold (in MW)	411.5	379.0	548.1	420.7	602.8
Average selling price of solar modules (in $ per watt)	$1.36	$0.74	$0.61	$0.63	$0.53

(1)         Our total shipments in 2015 were 1,145.3 MW, including solar modules processed under OEM arrangement of 178.7 MW, and solar cells processed under OEM arrangement of 41.3 MW, for the full year 2015.

	As of December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$209,479	$183,312	$54,296	$42,079	$28,420
Restricted cash	84,435	226,611	194,196	179,396	76,101
Accounts receivable, net of allowance for doubtful accounts of $64,940,205, $59,049,747 and $67,194,973 in 2013, 2014 and 2015, respectively	152,286	77,189	81,405	60,322	44,536
Advances to suppliers	5,419	5,320	7,193	5,882	28,933
Amounts due from related parties	634	67,007	83,987	88,047	18,189
Inventories	43,977	83,856	44,658	52,883	61,568
Total current assets	561,349	678,471	500,050	458,217	269,072
Property, plant and equipment, net	164,535	205,707	223,624	226,800	202,626
Amounts due from related parties	—	—	—	—	71,964
Total assets	809,909	923,085	764,653	720,892	577,885
Short-term bank borrowings	286,888	463,554	304,827	356,793	271,761
Current portion of long-term borrowing	35,329	48,865	35,428	20,412	185,366
Accounts payable	47,720	128,347	97,029	90,162	115,379
Amounts due to related parties	57,610	70,582	11,798	9,121	6,321
Convertible senior notes	—	1,500	—	—	—
Total current liabilities	498,575	771,698	512,496	511,529	645,583
Long-term bank borrowings	125,439	122,859	265,976	272,348	76,710
Convertible senior notes	27,500	—	—	—	—
Total equity	139,086	6,320	(44,386)	(100,491)	(182,388)
Total liabilities and equity	809,909	923,085	764,653	720,892	577,885

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

We are operating with a significant working capital deficit, and may experience continued difficulty in collecting accounts receivable; if we do not successfully execute our liquidity and other business plans, we may face the risk of not being able to continue as a going concern.

We operated with significant loss for the years ended December 31, 2013, 2014 and 2015, and the operating cash flow of our company was negative for the years ended December 31, 2013 and 2014. As of December 31, 2015, we had a working capital deficit (total consolidated current liabilities exceeding total consolidated current assets) of $376.5 million. As of the same date, while we had cash and cash equivalents of $28.4 million, and restricted cash of $76.1 million, we had short-term bank borrowings of $271.8 million, all due within one year and the current portion of long-term debt amounting to $185.4 million. We incurred an operating loss of $37.2 million, $31.0 million and $40.5 million for the years ended December 31, 2013, 2014 and 2015, respectively.

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

In addition, our ability to generate sufficient cash to satisfy our outstanding and future debt and other obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We operated with significant loss for the years ended December 31, 2013, 2014 and 2015, and the operating cash flow of our company was negative for the years ended December 31, 2013 and 2014, and we cannot assure you that we will have positive net cash flow from operating activities in the future. The Chinese banks and financial institutions may have concerns in continuing to provide or renew financing for our operations as a result of the threat of our leverage, especially given the fact that a significant portion of their lendings to us has remained unpaid by now and will continue for an indeterminate period of time. The Chinese government may also pass measures to tighten credit available in the Chinese market. Further and future monetary tightening measures in China as well as other monetary, fiscal and industrial policy changes by the Chinese government could materially and adversely affect our cost and availability of financing, our liquidity and access to capital, and our ability to operate our business.

We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.

As of December 31, 2015, we had $28.4 million in cash and cash equivalents, $76.1 million in restricted cash, and we had $533.8 million in outstanding borrowings, of which approximately $457.1 million will be due within one year. The amount of our borrowings could constrain our operational flexibility, including requiring a substantial portion of our cash flows to be set aside to service our debt obligations, increasing our exposure to interest rate fluctuations and limiting our ability to obtain additional financing. Furthermore, in 2011 the PRC government introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies and increases in bank interest rates. In 2012, the PRC government introduced measures to stimulate consumption and promote economic recovery in response to slowed growth in the PRC economy, including decreasing the People’s Bank of China’s statutory deposit reserve ratio and lowering bank interest rates. Recently there have been signs that the rate of China’s economic growth is declining. On August 11, 2015, the People’s Bank of China, or PBOC, reduced the RMB’s reference rate by 1.9%, and further reduced nearly 1.6% on August 12, 2015 as compared to August 11, 2015, sparking the sharpest fall in the RMB currency’s value since the dollar peg ended a decade ago. Changes in value of RMB against U.S. dollar may occur relatively suddenly, as was the case for example in August 2015. It is unclear whether PRC economic policies will be effective in maintaining stable economic growth in the future. Any slowdown in the growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products. We cannot assure you that we will be able to obtain extensions of our facilities as they mature. If we are unable to obtain extensions of certain existing facilities, or if we are unable to obtain sufficient alternative funding on reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. We cannot assure you that our business will generate sufficient cash flows from operations to repay these borrowings. In addition, repaying these borrowings with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth.

In addition, we require a significant amount of cash to fund our operations. We also require cash to meet our future capital requirements in general, which are difficult to plan in the rapidly changing photovoltaic industry, or PV industry. We estimate our capital expenditures in 2016 to be approximately $2.7 million, which will mainly be used to upgrade our equipment, improve our product performance and maintain our installed cell and module production facilities. We also require cash to fund our research and development activities so as to remain competitive in the future. Future acquisitions, expansions or market changes or other developments may cause us to require additional funds. If we fail to effectively manage our cash flows from operations and borrowings to support our cash flow requirements, or fail to comply with use of loan facilities as required by our loan arrangements, we may encounter difficulty in maintaining our liquidity, which would have a material adverse effect on our business, financial condition and future prospects.

Our trade receivables, which include trade receivables from related parties, are significant and if these debtors fail to pay amounts owed, our profitability and financial position could decline.

As of December 31, 2015, our account receivables amounted to approximately US$44.5 million (net of allowance for doubtful accounts of approximately $67.2 million), representing approximately 16.6% of our total current assets, and our trade receivables from related parties (including the current portion and non-current portion thereof) amounted to US$76.7 million, representing approximately 28.5% of our total current assets. As of December 31, 2015, 92.9% of the trade receivables from related parties had an aging period of more than one year. We cannot assure you we will be able to collect these amounts in full in the foreseeable future. For example, we entered into an agreement with one of our related parties, CEEG (Nanjing) Semiconductor Co., Ltd. (“CEEG Semi”), in November 2013, under which CEEG Semi agreed to settle the prepayment balance of $75 million via return of cash within one year, however CEEG Semi failed to return cash to the Company within fiscal year 2014. In January 2015, the Company renewed the agreement with CEEG Semi, under which, CEEG Semi agreed to settle the prepayment balance of $70 million via return of cash within one year. Also, the Company obtained a commitment letter co-issued by CEEG (another related party of our company) and CEEG Semi assuring us that they planned to settle the amount in the next twelve months beginning from February 2015. However, CEEG and CEEG Semi failed to fulfill their commitments on the due date. Thus, CEEG and CEEG Semi co-issued a new commitment letter assuring us that they planned to settle the amount within two years beginning from February 2016. If any of the related parties, our clients or any other third party fails to pay, or delays payment on, all or part of these trade receivables, we would be required to make additional allowances for doubtful debts and our profitability and financial position could decline.

Volatile market and industry trends, in particular, changes in demand for solar power products and continued downward pressure on the prices of solar power products could reduce our revenues and profitability.

We are affected by solar power market and industry trends. We have long been faced by the challenges from continued downward pressure on the prices of solar power products. For example, from the fourth quarter of 2008 to the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand. During the same period, the global supply of solar power products exceeded global demand as a result of the global economic downturn. Such oversupply of solar power products contributed to the decline in the average selling price of our solar power products, including our solar cells and solar modules. In 2011, because of an over-supply of solar power products driven by increased manufacturing capacity, the market demand and total shipments increased but the average selling price of solar power products declined. In 2012, the continued supply-demand imbalance, high inventory levels in the industry and irrational pricing practices as a result of fierce market competition caused rapid decline in the average selling price of solar power products. Since 2013, the average selling price of solar power products has started to become relatively stable due to, among other things, improvement in imbalance of supply and demand; however, in 2015, due to the declining purchase price of the upstream raw materials, the average selling price of both our solar modules and cells decreased moderately.

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

In 2012, we began entering into arrangements to invest in solar power projects. We acquired equity interests in two special purpose vehicles, or SPVs, which were established to hold the assets and assume the liabilities for two solar power projects in the United Kingdom. Through a series of contractual arrangements, we, among other things, supply all solar modules and other related products to each SPV, arrange the construction of the solar power project owned by each SPV and have substantive management rights and oversight in each SPV. These solar power projects were connected to the grid and began to generate power in March and April, 2013, respectively. The solar power project which was connected to the grid in March 2013 was sold to a third party purchaser in later 2013. We have expanded our solar power project business into China since 2014. We had successfully connected one solar power project in Anhui to the grid, which was later sold to a third party. In 2015, we entered into engineering, procurement and construction, or EPC, contracts for a solar power project in Philippine with the capacity of 14.5 MW. We are now in the process of entering into agreements to invest in two solar power projects in South Asia. We were also selected as a major supplier of China State Power Investment Corporation, a leading player in Chinese solar power project market, and have completed the supply of solar modules with the total capacity of approximately 260 MW. Going forward, we may incorporate more solar power project companies in China and other overseas markets, such as Turkey, and sell them to suitable purchasers depending on, among other things, market conditions and return in investment.

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

Given the general economy, particularly the tightening of credit markets, we may from time to time extend credit to certain customers or provided them with more favorable credit terms, including increasing credit limits and extending the time period before payments are due, which ultimately resulted in the increase of our accounts receivable and exposure to credit risks of our customers. As of December 31, 2014 and 2015, outstanding accounts receivable balance from customers representing 10% or more of total gross accounts receivable accounted for approximately 21% and 22%, respectively, of our total gross outstanding accounts receivable. Our accounts receivable decreased from $81.4 million as of December 31, 2013 to $60.3 million as of December 31, 2014, and further decreased to $44.5 million as of December 31, 2015, while our balance of provision for doubtful accounts decreased from $64.9 million as of December 31, 2013 to $59.0 million as of December 31, 2014, but increased to $67.2 million as of December 31, 2015. For example, we recorded provision for doubtful accounts of $30.6 million in 2012 as our management determined that the possibility of collecting the accounts receivable from one of our customers, Ecoware S.P.A., or Ecoware, became remote. In 2011, we entered into a series of contracts with Ecoware, an Italian company specializing in photovoltaic, or PV, technologies, under which, among other things, we undertook to supply solar modules to Ecoware engaged Ecoware to construct several solar power projects for us and to purchase all equity interest in a company holding interests in several solar projects. Ecoware’s parent company, Aión Renewables S.p.A., or Aión, agreed to guarantee Ecoware’s performance under many of these contracts. Ecoware and Aión have been declared bankrupt by Italian courts on March 28, 2013 and March 15, 2013, respectively. As of the date of this annual report, Ecoware is still in the process of liquidation. At this stage, we can’t assure you whether we will be able to recover any of our advances and other payments that Ecoware owed to us under these contracts, as well as any damages we suffer. These legal proceedings may be time-consuming and costly, and could distract our management’s attention from our ordinary business, which may affect our results of operations, business and prospects negatively.

In addition, given that payment under certain accounts receivables have been delayed for more than two years and our management imposed significant doubt on the collectability of these account receivables, we recorded a bad debt provision of $12.0 million in connection therewith in 2015.

To mitigate the negative effects associated with these credit risks, we require collaterals and securities from most of our customers to whom we granted credit terms, and we will continue to reduce our revenues derived from credit sales as a percentage of our total net revenues in 2016. However, we can’t assure you that we will be able to obtain collaterals and securities from our customers or effectively reduce percentage of credit sales as planned. We are also exposed to the credit risk of new customers with whom we have not had extensive business dealings historically. If our customers fail to meet their payment obligations or the collaterals and securities provided are not sufficient, our financial position, liquidity and results of operations would be materially and adversely affected.

Failure to maintain an effective system of internal controls may result in our inability to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common shares may, therefore, be adversely impacted.

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

There have been historical deficiencies with our internal controls as previously disclosed. In connection with the preparation of the annual report on Form 20-F for the year ended December 31, 2015, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting for the period covered by this annual report and has concluded that as of December 31, 2015, our disclosure controls and procedures and our internal control over financial reporting were not effective. In addition, our management also identified a material weakness relating to our lack of sufficient qualified financial reporting and accounting personnel equipped with appropriate U.S. GAAP and SEC reporting and disclosure knowledge or experience. See “Item 15. Controls and Procedures.” Any future enhancements, however, may not be adequate to prevent similar incidents from occurring or otherwise ensure that our internal controls are effective. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We have expanded into solar module businesses and plan to continue our integration strategy. Any failure to successfully implement this strategy could have a material adverse effect on our growth, business prospects and results of operations.

On November 1, 2010, we completed the acquisition of SST and NRE, both of which were our related parties at the time of such transactions, from China Electric Equipment Group Co., Ltd., or CEEG, an entity controlled by Mr. Tingxiu Lu, and Sundex Holdings Limited, a company not affiliated with us, for total consideration of approximately RMB 308.0 million ($48.9 million). SST and NRE integrate the research and development, production, sales and servicing of solar modules. The acquisitions facilitated the implementation of our strategy to expand into solar module business.

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

Solar module business contributed 77.5% and 73.3% of our net revenues in 2014 and 2015, respectively, and is expected to continue to contribute most of our net revenues in the future. If we are unable to effectively manage these risks, we may not be able to successfully operate the new solar module business and achieve the expected value of our business integration strategy. We may fail to recoup our investment, and our business, competitiveness and results of operations could be materially and adversely affected.

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

As the solar power industry continues to develop, policy shifts could reduce or eliminate these government economic incentives altogether. In particular, we were mostly affected by the reductions in feed-in-tariff programs started since 2013 across Europe, including some primary markets for our products, such as Germany, Italy and the United Kingdom. In response to these policy challenges, our market share in European countries was strategically reduced by a substantial portion in 2015 and we will continue to diversify our sales geographies in future. However, significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, could have a material adverse effect on the demand for our solar power products as well as our results of operations.

We have incurred losses in certain prior periods and may incur losses in the future.

We incurred net loss of $51.6 million, $56.5 million and $80.0 million in 2013, 2014 and 2015, respectively. We cannot assure you that we will not incur net losses in the future or that there will be any earnings or our revenue will not decline in any future periods. Our ability to maintain profitability depends on, among others, the growth rate of the solar power market, the continued global market acceptance of solar power products in general, our existing and future products, our ability to secure quality raw materials, primarily silicon wafers, the pricing trend of solar power products, the competitiveness of our technology and products as well as our ability to provide new products to meet the demands of our customers, and our ability to control our costs and expenses. We may not be able to achieve or sustain profitability on a quarterly or annual basis.

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

The demand for solar power products is influenced by macroeconomic factors, such as global economic conditions, the supply and price of other energy products, as well as government regulations and policies concerning the electric utility industry The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. The global economic downturn resulted in weakened market demand for products that require significant initial capital expenditures, including solar power products. The global economic downturn in several key solar power markets resulted in fewer investments in new installation projects that make use of solar power products. Existing projects may also be delayed as a result of the tightened credit for project financing and other disruptions. The unfavorable credit environment, which affects the ability of investors to obtain financing for their projects, also negatively impacted the solar project market. Furthermore, a decrease in the price of other energy products, such as oil, coal and natural gas, could reduce demand for alternative forms of energy, such as solar energy and may reduce the urgency of the market to invest in alternative energy. These macroeconomic factors resulted in the demand for our solar power products increasing at a rate lower than our expectation, and adversely affected our operating results.

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

Polysilicon is an essential raw material in our production of solar power products. The procurement costs of silicon wafers and other silicon-based raw materials have accounted for a large portion of our cost of revenues since we began our commercial production of solar cells in August 2005. The prices of silicon raw materials have been influenced by various macroeconomic factors, including, among others, global economic conditions and the supply and prices of other energy products such as oil, coal and natural gas. Starting from the second quarter of 2011, the silicon price has decreased significantly as a result of increased manufacturing capacity for silicon and the pressure from the decreasing average selling price of PV modules. In 2012, the polysilicon price continued to decline, reaching a historical low of approximately US$14 per kilogram in November 2012. While the price has improved slightly since then, it remained low through 2014 and 2015. In 2015, the prices of polysilicon continued to fall. According to BNEF, the industry-wide average spot price of solar grade polysilicon was approximately US$13.2 per kilogram as of January 31, 2016.

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

Due to the volatility of the silicon raw materials prices, we may face challenges when making our procurement planning. For example, if we refrain from entering into fixed-price, long-term supply contracts, we may miss the opportunities to secure long-term supplies at favorable prices if the spot market price of silicon increases significantly in the future. On the other hand, if we enter into more fixed-price, long-term supply contracts, we may not be able to renegotiate or otherwise adjust the purchase prices under such long-term supply contracts if the spot market price declines. As a result, our cost of silicon raw materials could be higher than that of our competitors who source their supply of silicon raw materials under flexible pricing arrangement. To the extent we may not be able to fully pass on higher costs and expenses to our customers, our profit margins, results of operations and financial condition may be materially adversely affected.

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

Under the supply contracts we entered into with some of our silicon raw material suppliers, we made prepayments in order to maintain our relationship and preferential price with qualified suppliers. As of December 31, 2015, our prepayments to suppliers were approximately $28.9 million. In addition, we depend on a limited number of suppliers and we may continue to be required to make such prepayments without receiving collateral in the future. As a result, our claims for such prepayments would rank only as unsecured claims, exposing us to the credit risks of the suppliers in the event of their insolvency or bankruptcy. We may not be able to recover such prepayments and would suffer losses should the suppliers fail to fulfill their delivery obligations under the contracts.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our solar modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying product offerings. In 2015, approximately 19.3% of our net revenues were derived from sales of solar power products to our top five customers. We have competitors who may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. We cannot assure you that we will continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. The loss of one or more of our significant customers and reduced or cancelled orders from one or more of our significant customers may cause material fluctuations or declines in our revenues.

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

In October 2011, SolarWorld Industries America Inc. filed a petition with the U.S. International Trade Commission (“ITC”) and U.S. Department of Commerce (“DOC”), claiming that Chinese photovoltaic, or PV, manufacturers are unfairly dumping products at below cost to capture U.S. market share and that Chinese producers are benefitting from massive government subsidies. We were not included as one of the mandatory respondent companies to the United States government’s countervailing investigations. On March 20, 2012, a preliminary determination was issued with an average countervailing duty rate of 3.61% applicable to China Sunergy solar cells produced in China that are imported, including as part of modules or panels, into the United States. The DOC also preliminarily determined that the countervailing and anti-dumping duty investigations apply only to solar cells made in China, as well as panels and modules, regardless of where manufactured, incorporating such cells. The investigations would not apply to panels or modules made in China of which solar cells are manufactured in a third country. We were not selected as a mandatory respondent to the anti-dumping investigation and participated in this case as a separate rate respondent. The DOC and ITC have made their final determinations on October 9, 2012 and November 7, 2012, respectively, with the anti-dumping order and countervailing order issued on December 7, 2012. In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the antidumping duty order and countervailing duty order. We are currently subject to an anti-dumping duty at the rate of 25.96% and a countervailing duty at the rate of 15.42% for our solar cells produced in China that are imported, including as part of modules or panels, into the United States. The determinations trigger deposit requirements at the final rates on imports into the United States, which could be substantial, as to our affiliated U.S. import operations and increase our cost of selling into the United States and thus could adversely impact our export sales to the United States. PRC respondent companies are entitled to an opportunity to contest the determinations in the relevant U.S. court, but it is unclear whether they will do so and what the outcome might be. If the determinations are not contested or contested unsuccessfully, duties are applied retroactively on imports entered into the United States from the time of the preliminary determinations, which will materially and adversely affect our current and future sales in the United States.

On September 6, 2012 and November 8, 2012, respectively, the European Commission announced the initiation of an anti-dumping investigation and an anti-subsidy investigation concerning imports into the European Union of crystalline silicon PV modules and key components originating in China. Further, on March 6, 2013, the European Commission also moved to require registration of imports of silicon PV modules and key components into the European Union from China. On June 6, 2013, the European Union imposed provisional anti-dumping duties on Chinese solar panels at the starting rate of 11.8% until August 5, 2013, and followed by an increased rate averaging 47.6%. On July 27, 2013, the European Union and Chinese trade negotiators announced that a price undertaking has been reached pursuant to which Chinese manufacturers would limit their exports of solar panels to the European Union and for no less than a minimum price, in exchange for the European Union’s agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The China Chamber of Commerce for Import and Export of Machinery and Electronic Products, or CCCME, is responsible for allocating the quota among these exporters, and we have been allocated a portion of the quota. The offer was approved by the European Commission on August 2, 2013. Solar panels imported exceeding the annual quota will be subject to anti-dumping duties. On December 5, 2013, the European Council announced its final decision imposing definitive antidumping and anti-subsidy duties on imports of crystalline silicon PV cells and modules originating from or consigned from China. An average duty of 47.7%, consisting of the anti-dumping and anti-subsidy duties, will be applied for a period of two years beginning on December 6, 2013 to Chinese solar panel exporters who cooperated with the European Commission’s investigations. We are subject to anti-dumping duty at a rate of 41.3% and anti-subsidies duty at a rate of 6.4%. On the same day, the European Commission announced its decision to confirm the acceptance of the price undertaking offered by Chinese export producers in connection with the anti-dumping proceeding and to extend the price undertaking to the anti-subsidy proceeding, which will exempt them from both anti-dumping and anti-subsidy duties. On December 5, 2015, the European Commission initiated expiry (sunset) reviews of the anti-dumping and countervailing measures on imports of crystalline silicon photovoltaic, or CSPV, modules and key components (i.e., cells) originating in or consigned from China. The outcome of the expiry reviews can be only the extension of the measures at their existing level or their termination; the measures cannot be amended. Also on December 5, 2015, the European Commission initiated an interim (changed circumstances) review limited to the question whether cells should be excluded from the scope of the measures. The anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China will, in any event, remain in force for the duration of the reviews and may subsequently be extended for up to five years. The reviews must be terminated by March 4, 2017.

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

On December 5, 2014, Canada initiated anti-dumping and countervailing investigations on imports of crystalline silicon PV modules from China. As of the date of this annual report, the final determination has not been released yet. On June 3, 2015, the Canada Border Services Agency, or CBSA, released final determinations of dumping and subsidization which found dumping calculated by way of a Ministerial Specification based on a Non Market Economy finding applicable to all cooperative exporters and ascertained a Canadian Solar-specific subsidies rate of RMB0.014 per Watt. On July 3, 2015, the Canadian International Trade Tribunal determined that a Canadian industry was not negatively affected as a result of imported modules but was threatened with negative impact. As a result of these findings, definitive duties have been imposed on imports of Chinese solar modules into Canada starting on July 3, 2015.

We are one of the China-based companies who produce and export crystalline silicon PV modules and key components to the European Union. Our revenues from sales in the European countries, as a percentage of our total net revenues, represent 47.2%, 30.7% and 18.3% in 2013, 2014 and 2015, respectively. While we are exempted from paying any anti-dumping and anti-subsidy duties to the European Union starting from August 6, 2013, the increased selling price and the reduced consumption on the European market under the price undertaking could bring significant uncertainties to our business in the European market. For example, some of our customers in Europe are unwilling to purchase our products at a higher price or to accept other restrictions imposed on us by the price undertaking. In addition, if we breach or withdraw from the price undertaking, or the European Commission withdraws its acceptance of the price undertaking, the anti-dumping and anti-subsidy duties will automatically apply to us. Thus, there can be no assurance that our entry into and performance of the price undertaking will eliminate potential material adverse effects of anti-dumping and anti-subsidy duties on our business in Europe and our results of operation. In addition, we cannot assure you that there will not be similar actions taken in the future in other countries or areas against Chinese-made solar power products. If other countries or areas initiate anti-dumping or anti-subsidy investigation against Chinese exporters or imposes anti-dumping or anti-subsidy measures, including increasing tariffs on solar power product imported from China, or price undertaking, our export to such countries or areas could be materially and adversely affected. We are actively taking measures to alleviate the negative effects caused by the tariffs, including exploring new markets and securing additional order from customers located outside of the United States, the European Union and those countries that initiated anti-dumping and anti-subsidy proceedings. However, if our efforts to develop new markets fail and we are not able to gain additional orders from other customers to replace orders from these countries, our revenue could be materially and adversely affected.

To mitigate the negative effects resulted from anti-dumping and countervailing duties, we have relocated or plan to relocate certain of our manufacturing capacities to other regions, such as Turkey (targeting primarily EU and U.S. markets, using solar cells from South Korea, Vietnam or other regions), South Korea and Vietnam (targeting Asian and U.S. market) and the United States (also targeting U.S. market), which are not subject to anti-dumping and countervailing duties in their primary target markets. Our policy is to require all of our export sales to comply with these international trade practices. However, we cannot guarantee that the government agencies in the jurisdictions in which actions are brought will reach the same conclusion. Violations of anti-dumping and countervailing duty laws can result in additional duties imposed on imports of our products into these countries, which increase our costs of accessing potential markets. If duties are imposed on our products, we would have to adjust our business strategy for selling into these jurisdictions, including moving part of our manufacturing operations overseas. Any change in our business strategy would create a number of operational and legal uncertainties. Any of the above scenarios could materially and adversely impact our sales, thereby limiting our opportunities for growth.

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

We have invested significantly in research and development of solar power products technology in order to achieve high conversion efficiency required for our advanced solar cells and modules. We are currently upgrading technology for manufacturing QSAR II solar power products. The conversion efficiency of our QSAR™ and Waratah solar cells may be generally higher than that of mainstream P-type solar cells. Our QSAR™ solar cells have been commercially shipped by June 2011 and we obtained the TUV certificates for QSAR™ solar modules in November 2011. We have also completed the development of our second generation of Waratah solar power products in the fourth quarter of 2012, which has an estimated conversion efficiency of 17.6%. By using high-efficient poly-crystalline materials and through the improvement of manufacturing techniques, the conversion efficiency of our Waratah solar power products has increased to approximately 18.5%. We have showcased and will continue to showcase our QSAR ™ solar modules and Waratah solar power products in the industrial conferences or trade fairs to enhance exposure of them to our potential customers. In addition, our new generation of high-efficient mono-crystalline solar cells, which combines our Waratah and QSAR cell technology in a new design structure, can achieve high conversion efficiency of up to 20.26% by using normal wafers. Also, our prototype of new high-efficient QSAR II module has successfully passed initial potential induced degradation tests, or PID tests, in Japan in 2013, demonstrating outstanding performance. However, we cannot assure you that we will be able to commercially manufacture our advanced solar cells and modules on a large scale in a cost effective way

We may face significant challenges in manufacturing our new solar power products. Minor deviations in the manufacturing process can cause decreases in yield and cell conversion efficiencies. We may face difficulty in securing wafer supply for the manufacture of the new types of solar power products. If we are unable to commence manufacturing the new types of solar power products on a timely basis, or if we face technological difficulties in cost-efficiently producing the new types of solar power products with the expected performance on a stable level, or if we are unable to secure sufficient raw material supplies or generate sufficient customer demand for our new types of solar power products, our business and prospects may be adversely impacted.

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

Because our existing manufacturing capabilities are, and our future manufacturing capabilities will likely remain, concentrated in our manufacturing facilities in Nanjing and Shanghai, China, any problem in our facilities may limit our ability to manufacture products. We may encounter problems in our manufacturing facilities as a result of, among other things, production failures, construction delays, human errors, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience floods, droughts, power losses and similar events beyond our control that would affect our facilities. For example, the unusually heavy snowstorms in the first quarter of 2008 disrupted our power supply and forced us to suspend our manufacturing operations for three weeks. In February 2011, a power loss to our Nanjing facility disrupted our entire manufacturing operation for three days, and continuously influenced part of our manufacturing operation for another three days, resulting in a total loss of production capacity of approximately 3.5 MW. Our Shanghai facility experienced a power loss in 2012, which resulted in a disruption of our manufacturing operation causing certain of our solar cells and modules to be off-specification. In addition, part of our solar cell manufacturing facilities in Nanjing were disrupted due to a fire accident in February 2016. There were no casualties reported. As of the date of this report, the total amount that we have been reimbursed by the insurance company in connection with the fire accident was approximately RMB 89.0 million. Apart from the reimbursement from the insurance company, the direct damages resulted from the fire accident was approximately RMB42.0 million. We cannot estimate when the full solar cell capacities will be restored. Any disruption in our manufacturing process that forces us to shut down and restart our production causes a drop-off in production quality during the first two or three weeks after we resume production, which in turn reduces our yield as more of our output falls below our quality control standards during that period.

Our business depends substantially on the continuing efforts of our chairman, executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of Mr. Tingxiu Lu, our chairman and chief executive officer, and other executive officers and key employees of our company. In 2015, certain of our executive officers, including Mr. Jianhua Zhao, our former chief technology officer, and Mr. Xiaoqian Zhou, our former independent director resigned from their respective positions. We cannot assure you that we will continue to be able to find eligible candidates in the future if one or more of our executive officers or key employees are unable or unwilling to continue in their present positions.

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

We derived 69.3%, 59.8% and 55.8% of our net revenues from sales of our products to customers outside China in 2013, 2014 and 2015, respectively. We expect to continue to derive substantial revenues from overseas markets such as European countries, Japan, India, Australia, the United States and other countries and regions. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

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

In addition, we have relocated some of our manufacturing capacities overseas in recent years and will continue to do so in future. In January 2013, our manufacturing lines in Istanbul have started to produce solar modules. In December 2014, we incorporated and owns 50% of equity interest in a company focusing on solar cells business in South Korea, which has been put into operation since May 2014, focusing on the customers in East Asia and United States market.

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

The value of the RMB against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the RMB to appreciate approximately 21.5% against the U.S. dollar over the following three years. However, from July 2008 until June 2010, the RMB traded stably within a narrow range against the U.S. dollar. In June 2010, the People’s Bank of China announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Between June 30, 2010 and December 30, 2011, the value of the RMB appreciated approximately 7.2% against the U.S. dollar. On April 16, 2012, the People’s Bank of China further enlarged the floating band of RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. There remains significant international pressure on the PRC government to adopt a more lenient RMB policy, which could result in further appreciation of RMB against other major currencies. It is difficult to predict how long the current situation may last and when and how RMB exchange rates may change going forward. Renminbi was added to its group of global reserve currencies by The International Monetary Fund on November 30, 2015, which makes Renminbi to some extent more susceptible to market forces. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Any currency exchange losses we recognize may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

A major portion of our sales are denominated in Euros and U.S. dollars, with the remainder in RMB, while a substantial portion of our costs and expenses is denominated in RMB and U.S. dollars, with the remainder in Euros. Fluctuations in exchange rates, particularly among the U.S. dollars, RMB and Euros, may affect our net profit margins and could result in fluctuations in foreign currency exchange and operating gains and losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2015, we had a Renminbi denominated cash balance of RMB 417.2 million, a U.S. dollar denominated cash balance of $34.2 million, and a Euro denominated cash balance of €0.7 million. Assuming we had converted the Renminbi denominated cash balance of RMB 416.2 million as of December 31, 2015 into U.S. dollar at the exchange rate of RMB 6.4778 for $1.00 as of December 31, 2015, this cash balance would have been $64.2 million. Assuming a further 1% appreciation of the U.S. dollar against the Renminbi, this cash balance would have decreased to $63.6 million as of December 31, 2015. Therefore, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, any appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We incurred net foreign currency loss of $826, $12.7 million and $16.7 million in 2013, 2014 and 2015, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Furthermore, due to the fact that we are paid in Euros for a proportion of our sales, fluctuations in the exchange rate between the Euro and the RMB may also have a material effect on our results of operations.

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

A majority of our production, storage, administrative, research and development facilities are located in close proximity to one another in an industrial park in Nanjing, Jiangsu Province, China, where we occupied a site area of approximately 79,800 square meters. A natural disaster or other unanticipated catastrophic event, including power interruption, fire accidents and war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would be unable to meet our production targets and our business would suffer.

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

Mr. Tingxiu Lu, our chairman, currently beneficially owns 26.4% of our outstanding share capital as of March 31, 2016. Most of our bank borrowings are guaranteed by Mr. Lu and CEEG, an entity controlled by Mr. Lu. CEEG undertook to guarantee the bank borrowings of Sunergy Nanjing for up to RMB2.5 billion (approximately $413.0 million) until December 31, 2015, subject to adjustment in the event of a material change in CEEG’s credit or operational status. As both our chairman and our principal shareholder, Mr. Lu has significant influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs, including those who purchased our ADSs in our initial public offering.

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

In March 2013, we filed an application for arbitration with Shanghai International Arbitration Center, or SHIAC, in connection with the failure of Lumos, LLC to perform in full its payment obligations under the solar modules sales agreement entered into with us. We claimed that Lumos, LLC should pay us, among other things, outstanding amount, overdue interests, and legal expenses in a total amount of approximately RMB 10.5 million ($1.7 million). CIETAC rendered its final award in favor of us. We have applied to the relevant court in China for enforcement of the arbitral award. However, based on a preliminary assessment of the results of the ongoing enforcement actions by the Chinese court authorities, we may not be able to recover all or substantially all, if any, of the outstanding amount due from Lumos, LLC.

In January 2014, we filed a complaint with the People's Court of Jiangning District of Nanjing against Jiangsu Nantong No.2 Construction Engineering (Group) Co., Ltd., or Nantong Engineering. The complaint alleged, among others, a breach of contract by Nantong Engineering due to its failure to comply with the construction progress schedule as agreed. We claimed, among others, (1) the liquidated damages of approximately $196,000 and (2) refund of our extra payment of approximately $408,000. The People's Court of Jiangning District of Nanjing made a judgement partially in favor of us. This case was later appealed to the Intermediate People’s Court of Nanjing. As of the date of this annual report, the appeal proceeding is still pending before Intermediate People’s Court of Nanjing. We are unable to reliably estimate the probability of prevailing in the case.

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

We are subject to liabilities under the federal securities laws with respect to our interactive data files submitted or filed with the SEC, with a modified liability for our interactive data submitted for the fiscal years from 2011 to 2015. Such modification will primarily deem our interactive data not as filed, but only as submitted, for purposes of specified liability provisions under the federal securities laws, and we are additionally protected from liability for failure to comply with the tagging requirements for the fiscal years from 2011 to 2015 if our interactive data file should fail to meet the SEC requirements so long as the failure shall have occurred despite our good faith effort and we have corrected the failure promptly after becoming aware of it. In addition, if we fail to provide the required financial disclosure in interactive data format on SEC’s electronic filing system or post such interactive data our own corporate website each on the date so required, we will not be regarded as current with our reports under the Securities Exchange Act, and, as a result, will not be eligible to use the short registration statement forms, such as Form F-3, and will not be deemed to have available adequate current public information for purposes of the resale exemption safe harbor provided by Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

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

The PRC government has provided various incentives to foreign-invested enterprises. Because Sunergy Nanjing is a foreign-invested enterprise engaged in manufacturing businesses and located in Nanjing, which is within a coastal economic zone, it was entitled to a preferential enterprise income tax rate of 24% prior to January 1, 2008. As a foreign-invested enterprise engaged in manufacturing businesses, Sunergy Nanjing is also entitled to a two-year income tax exemption and 50% reduction for the succeeding three years from the first profitable year. On March 16, 2007, the National People’s Congress of China, or the Congress, enacted the EIT Law, under which foreign invested enterprises and domestically-owned enterprises would be subject to enterprise income tax at a uniform rate of 25%. On December 6, 2007, the State Council promulgated the EIT Law Implementation Rules. Both the EIT Law and its Implementation Rules became effective on January 1, 2008. The EIT Law also provides transitional measures for enterprises established prior to the promulgation of the EIT Law and eligible for lower tax rate or preferential treatment in accordance with the then-prevailing tax laws and administrative regulations. On December 26, 2007, State Council of China promulgated the Circular on Carrying Out the Transitional Preferential Policies concerning Enterprise Income Tax, or the Circular. Under the EIT Law, the Implementation Rules and the Circular, enterprises which were established and already enjoyed preferential enterprise income tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, and the enterprises which previously enjoyed the tax rate of 24% shall be subject to the tax rate of 25% in 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term or 2012, whichever is earlier. However, the Circular also prescribes that if the above transitional relief of enterprise income tax overlaps with the preferential treatments provided by the EIT Law, an enterprise may choose the more favorable treatment, and shall not enjoy both. The treatment cannot be changed once it is chosen. The Ministry of Finance, the Ministry of Science and Technology and the State Administration of Taxation jointly promulgated the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures, the Recognition Measures were first promulgated in 2008 and was amended and replaced recently in January 2016. Pursuant to the EIT Law, the EIT Law Implementation Rules and the Recognition Measures, the qualifying High and New Technology Enterprise, or HNTE, is eligible for a preferential tax rate of 15%. See “Item 4. Information On The Company - Business Overview - Regulation - Tax” for a discussion of the requirements to qualify as a HNTE. As of the date of this annual report, SST is entitled to enjoy the preferential tax rate applicable to HNTE. We cannot assure you that we will be able to successfully renew the HNTE qualification or maintain our current effective tax rate in the future, especially given the fact that the original Recognition Measures were recently significantly amended, which would result in uncertainties on whether SST will continue to be qualified as a HNTE under the new Recognition Measures. Any discontinuation of preferential tax treatment or any increase of the enterprise income tax rate could have a material adverse effect on our financial condition and results of operations.

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

In October 2005, SAFE issued a regulation entitled “Circular on several issues concerning foreign exchange regulation of corporate finance and roundtrip investments by PRC residents through special purpose companies incorporated overseas,” or Circular No. 75. Circular No. 75 states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies and must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long term equity or debt investments or uses of assets in China to guarantee offshore obligations. In July, 2014, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment and Financing and Reverse Investment Activities of Domestic Residents Conducted via Special Purpose Companies, or Notice 37 which became effective as of July 4, 2014 and supersede the previous Notice 75. Notice 37 generally maintain the registration requirement of PRC residents with the local SAFE branch for establishing or controlling any offshore company as required under Notice 75, and, in comparison to Notice 75, expand the application of the registration requirement at certain aspects and provide a clearer guidance and procedures for the registration requirements. As Notice 37 is newly-issued, it is unclear how these regulations will be interpreted and implemented. In addition, different local SAFE branches may have different views and procedures as to the interpretation and implementation of the SAFE regulations. Under Circular No. 37, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. While we believe our shareholders have complied with existing SAFE registration procedures, any future failure by any of our shareholders who is a PRC resident or controlled by a PRC resident to comply with relevant requirements under Circular No. 37 could affect our ability to inject capital into our PRC subsidiaries may be limited and our PRC subsidiaries may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, the failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign-exchange restrictions and may subject us to a large amount of fines.

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

Risks Related to Our Shares and ADSs

Our failure to maintain the listing status on the Nasdaq Stock Market would result in a limited public market for our ADS and make obtaining future debt or equity financing more difficult for us.

Due to our failure to regain compliance with the NASDAQ Listing Rules related to the maintenance of minimum market value of publicly held shares of US$15,000,000 within a compliance period of 180 calendar days, our securities were removed from listing and registration on the Nasdaq Stock Market on March 17, 2016. The delisting of our ADS from the Nasdaq Stock Market could impair the liquidity and market price of our ADS. Additionally, the delisting of our ADS from a national exchange could materially adversely affect our access to capital markets, and any limitation on market liquidity or reduction in the price of our ADS as a result of that delisting could adversely affect our ability to raise capital on terms acceptable to us, or at all.

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

Based on the estimated value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2015, although we cannot assure you we were not a PFIC for such year and cannot assure you that we will not be a PFIC for 2016 and later years. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See Item 10, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

We expanded our business to the manufacturing and sales of solar modules in the fourth quarter of 2010. In September 2012, we entered into contractual arrangements to establish two joint ventures in Istanbul, Turkey to manufacture solar cells and solar modules. Our Turkey plant has started to ship solar power products in June 2013. As of December 31, 2015, we had an aggregate annual production capacity of solar modules of 1,155 MW, of which 300 MW has been relocated to Turkey. We believe our overseas production capacities will enable us to stay closer to the European market than certain of our competitors which only conduct manufacturing operations in China, capture business opportunities in emerging solar power markets like Turkey and neighboring countries and mitigate adverse effect on our sales to the United States and European countries caused by anti-dumping and countervailing duties that we may be imposed against. See Item 3. “Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — Measures such as initiation of anti-dumping and anti-subsidy proceedings and imposition of anti-dumping and/or countervailing duties by governments in our overseas markets or China could materially and adversely affect our sales or procurement.”

In 2012, we began investing in solar power projects. We had two solar power projects in the United Kingdom, which had been connected to the grid since March 2013 and April 2013, respectively, and were later sold to third party purchasers in later 2013 and January 2015, respectively. We also had successfully connected one solar power project in Anhui to the grid, which was later sold to a third party. In addition, we have a 2MW commercial rooftop project in Shanghai and a 5MW rooftop project in Nanjing, both of which have been successfully connected to the grid.

To capitalize on the favorable market trend in the PV industry, we devoted substantial efforts to the expansion of our PV downstream business in 2015. Over the past year, we have entered into EPC contracts for a solar power project in Philippine with the capacity of 14.5 MW. In the fourth quarter of 2015, we generated, from the Philippine project, approximately US $11.3 million of revenues. We were selected as a major supplier of China State Power Investment Corporation, a leading player in Chinese solar power project market, and have completed the supply of solar modules with the total capacity of approximately 260 MW. Through cooperation and enhanced relationship with China State Power Investment Corporation, we anticipate that we will be able to expand our access to more downstream projects in China. We are now in the process of entering into agreements to invest in two solar power projects in South Asia.

Our research and development efforts focus on continually enhancing our solar cell conversion efficiencies, which measure the ability of solar power products to convert sunlight into electricity, and improving our manufacturing operations of both solar cells and modules. Our research and the production management teams have long been committed to making concerted effort to improve the performance of our crystalline solar cells and modules. In addition, our research team continued to focus on the development of advanced process technology for manufacturing of high-efficiency solar power products. Thanks to the efforts of our research and development team, the average conversion rate of our multicrystalline silicon cell and monocrystalline silicon cell increased to 17.70% and 19.05%, respectively, in the fourth quarter of 2014. In 2014, we entered into a strategic collaboration agreement with the 48th Research Institute of China Electronics Technology Group Corporation, aiming at jointly accelerating research and development, deployment and marketing of photovoltaic technology and products. In later 2014, we launched two sets of solar modules with industry leading power output performance. These modules have rated power of over 270W (when assembled with multi-crystalline silicon cells) and 320W (when assembled with mono-crystalline silicon cells), respectively.

In 2013, the shipment of our solar power products amounted to 577.4 MW, including 9.9 MW of solar cells, 89.8 MW solar cells and modules processed under OEM arrangements and 477.7 MW of modules. In 2014, we shipped 767.8 MW of solar power products including 167.7 MW of solar cells, 69.0 MW solar cells processed under OEM arrangements, 110.4 MW solar modules processed under OEM arrangements, and 420.7 MW of modules. In 2015, we shipped 1,147.7 MW of solar power products including 293.2 MW of solar cells, 602.8 MW of solar modules, as well as 41.3 MW solar cells processed under OEM arrangements and 210.4 MW solar modules processed under OEM arrangements. We also recognized $11.3 million of revenue from the engineering, procurement and construction projects in 2015. We had net revenues of $316.2 million, $341.1 million and $441.8 million in 2013, 2014 and 2015, respectively. We incurred a net loss of $51.6 million, $56.5 million and $80.0 million in 2013, 2014 and 2015, respectively.

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

Monocrystalline or Multicrystalline Solar Cell	Dimensions (mm×mm)	As a Percentage of Total Output in 2015 As Measured by MW (%)
Monocrystalline silicon solar cell	156×156	7.6%
Multicrystalline silicon solar cell	156×156	92.4%

We produce a test batch of solar cells from each shipment of silicon wafers that we receive, and return the wafers if the quality is below our standards. However, normal variation in the quality of silicon wafers in shipments that meet our standards will still result in the production of a certain proportion of solar cells that do not meet our customers’ specifications. These solar cells have either lower battery efficiency or a flawed appearance. Such lower quality solar cells are a by-product of the normal production of solar cells, and the defects are typically caused by the inadvertent use of wafers which have quality defects or improper processing during the production. We refer to monocrystalline solar cells with conversion efficiency below 19.0%, and multicrystalline solar cells with conversion efficiency below 17.5% as being off-specification. Although we continuously look for ways to eliminate or reduce such defects, our historical data shows that approximately 0.3% of the solar cells produced by us are affected by the defects described. We sell off-specification solar cells at a discount to recover some of the costs we incur in the production process. The market price for off-specification solar cells is typically lower than the cost incurred in their production, which results in negative margin.

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

As of the date of this annual report, the total annualized manufacturing capacities for our solar cells is 504 MW, assuming the use of 156-millimeter monocrystalline silicon wafers.

Solar Modules

As of December 31, 2015, we had an aggregate annual module production capacity of 1,155 MW. Our solar module manufacturing facilities are located in Nanjing, Jiangsu Province, China; Songjiang, Shanghai, China and Istanbul, Turkey. Our actual output of solar modules depends on the type of the solar cells that we use; currently we use a mix of monocrystalline solar cells and multicrystalline solar cells in the size of 156×156 mm. With our expansion into solar module business, substantially all of solar cells produced by us have been supplied to SST and NRE for our module manufacturing. In addition, as our current solar cell production capacity does not match our solar module production capacity, we will also purchase solar cells from outside solar cell suppliers in 2015.

In addition, to capture the business opportunities in overseas markets and to mitigate the negative effects resulted from anti-dumping and countervailing duties, we have also relocated or plan to relocate certain of our manufacturing capacities to other overseas regions, such as Turkey (targeting primarily EU and U.S. markets, using solar cells from South Korea, Vietnam or other regions), South Korea and Vietnam (targeting Asian and U.S. market) and the United States (also targeting U.S. market).

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

Since 2014, we have expanded our solar power project business into China. As of the date of this annual report, we had successfully connected one solar power project in Anhui to the grid, which was later sold to a third party. We have also powered a series of commercial rooftop projects in China. As of the date of this annual report, we have a 2 MW commercial rooftop project in Shanghai and a 5 MW rooftop project in Nanjing, both of which have been successfully connected to the grid.

In 2015, we were selected as a major supplier of China State Power Investment Corporation, a leading player in Chinese solar power project market, and have completed the supply of solar modules with the total capacity of approximately 260 MW. Through cooperation and enhanced relationship with China State Power Investment Corporation, we anticipate that we will be able to expand our access to more downstream projects in China.

We have entered into EPC contracts for a solar power project in Philippine with the capacity of 14.5 MW, and we generated, from the Philippine project, approximately US $11.3 million of revenues in the fourth quarter of 2015.

Going forward, we may incorporate more solar power project companies in both China and the overseas markets, such as Turkey, and sell them to suitable purchasers depending on, among other things, market conditions and return on investment. We will also selectively pursue opportunities for strategic cooperation with PV downstream players both at home and abroad to capitalize on the favorable market trend in the downstream business.

Raw Materials

Silicon wafers are the most important raw materials for producing solar cells and solar module products, with monocrystalline and multicrystalline silicon wafers as the most commonly used materials. We can produce solar cells with either of these types of silicon wafers, and this dual capability provides us with flexibility in raw material procurement.

We seek to procure silicon wafers from various suppliers, most of which are manufacturers located in China. Historically, we procured polysilicon from various suppliers, and outsourced the production of silicon wafers from these polysilicon raw materials under toll manufacturing arrangements with third parties. We also sold polysilicon raw materials to wafer manufacturers and purchased silicon wafers from them under buy-and-sell arrangements in order to maintain the quantity and quality of silicon wafer supplies. In 2015, we purchased accessorial materials and sold modules, or purchased solar wafers and sold solar cells to the same counterparties under buy-and-sell arrangements. In 2015, we processed silicon wafers and solar cells provided by our customers into solar modules under OEM arrangements, and we charged processing fees from these customers.

Our manufacturing process also involves metallic paste, chemicals and other materials. We secure these raw materials from multiple vendors who have demonstrated good quality control and reliability.

In 2015, our principal suppliers of raw materials and solar cells included Kingstone Energy Technology Corporation., Zhejiang Fortune Photovoltaic Co., Ltd., Jiangsu Shengda Energy Technology Corporation., Zhejiang Jinggong Energy Corporation., Shanghai Wusheng Environmental Technology Co., Ltd. Our top five suppliers supplied approximately 19.8% of silicon wafers and other supplies that we procured in 2015. Due to the industry-wide shortage of silicon raw materials experienced prior to 2008, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable within a relatively small range. In January 2011, in order to secure stable supply of silicon wafers while maintaining the ability to keep the price at the market level, we entered into a six-year agreement with Suzhou GCL Photovoltaic Technology Co., Ltd. and its related parties, all of which are subsidiaries of GCL-Poly. Under such six-year framework long-term silicon wafer supply agreement, GCL-Poly will supply to us wafers sufficient to produce not less than a certain portion of our manufacturing capacities over six years from January 2011 to December 2016, and we have agreed to procure a certain amount of our total silicon wafer requirement from GCL-Poly each year during the term of the agreement. In 2015, we entered into a long-term silicon wafer supply agreement with a wafer supplier in Shanxi province. Under such supply agreement, for each month during the period from August 2015 to May 2016, we agreed to purchase a minimum number of wafers from such supplier. We expect to continue to do so in the future. Given the current wafer price environment, we also seek to exert greater control over incoming wafer quality while establishing stable and long-term relationships with high quality suppliers. CEEG (Nanjing) Semiconductor Co., Ltd., a related party of our company, has agreed to supply to us silicon wafers from October 2011 to December 2015 and the price can be renegotiated if the market price is lower than the originally agreed price. These long-term contracts also require us to make an advance payment of a certain negotiated amount.

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

Customers and Markets

Before our acquisition of SST and NRE on November 1, 2010, we sold our solar cells primarily to module manufacturers, who assemble our cells into solar modules and solar power systems for use in various markets, particularly the European market. Historically, we also outsourced to third parties the manufacturing of solar modules from our solar cells or purchase solar modules from third parties for sale of such solar modules to our customers. Since the fourth quarter of 2010, a substantial portion of our solar cells have been used for our module production. The amount of solar cells manufactured by us account for approximately 34.6% of the supplies we used for our module business in 2015. Sales generated from solar cells and solar modules accounted for 18.7% and 73.3%, respectively, of our net revenues in 2015. We expect to lower our cost and achieve higher profit by continuing supplying substantially all of our solar cells to our module manufacturing in the future.

For the years ended December 31, 2013, 2014 and 2015, approximately 69.3%, 59.8% and 55.8% of our total net revenues was derived from customers outside China, respectively. For the year ended December 31, 2015, approximately 19.3% of our net revenues were derived from sales of solar power products to our top five customers, including Zhejiang Fortune Energy Co., Ltd., Depcom Power Inc., Enrich Energy PVT Ltd., Upsolar Global Co., Ltd., and INFiNi Japansolar Kabushiki Kaisha.

The following table sets forth by region our net revenues derived from sales of our products for the periods indicated.

	Year Ended December 31,
	2013		2014		2015
	(in thousands, except percentages)
Europe:
— France	$48,505	15.3%	$69,271	20.3%	$22,249	5.0%
— UK	6,056	1.9%	7,115	2.1%	9,359	2.1%
— Germany	43,997	13.9%	16,087	4.7%	7,814	1.8%
— Others	50,634	16.1%	15,905	4.7%	41,270	9.3%
Europe Total	149,192	47.2%	108,378	31.8%	80,691	18.3%
PRC	97,039	30.7%	135,874	39.8%	195,218	44.2%

	Year Ended December 31,
	2013		2014			2015
	(in thousands, except percentages)
America	1,838	0.6%	2,400	0.7%	46,403	10.5%
India	26,943	8.5%	20,328	6.0%	46,261	10.5%
South Korea	-	-	9	0.0%	7,801	1.8%
Japan	31,313	9.9%	57,774	16.9%	28,851	6.5%
Australia	7,783	2.5%	8,401	2.5%	5,596	1.3%
Others	2,078	0.6%	7,953	2.3%	31,006	8.8%
Total net revenues	$316,186	100%	$341,108	100%	$441,827	100%

In order to continue growing our sales and to reduce our reliance on any particular market segment, we intend to broaden our geographic presence and customer base. We plan to further expand into several overseas solar power markets, including European countries and those countries and regions with growing demand or market potential for solar power products, such as South Korea, Japan, India, United States, Australia and other countries and regions as we expand our solar power business. We sell our products primarily under sales contracts, purchase orders and buy-and-sell arrangements, as follows:

•	Sales contracts and purchase orders. Historically, we entered into sales contracts of various terms with our customers and were obligated to deliver solar power products according to a pre-agreed price and schedule during the term of the contract. Given the volatility in average selling prices of silicon raw materials and solar power products in recent periods, a substantial portion of our contracts now provide for re-negotiation of price terms based on regular pricing reviews every three or six months or provide for adjustment of pricing terms when the change in exchange rate reaches certain benchmarks. We typically require our customers to pay a certain percentage of the purchase price as advance payment within a short period after signing the sales contracts. The percentage of advance payments varies depending on the credit status of our customers, our relationship with the customers, market demand and the terms of a particular contract. We may grant our large customers credit terms, usually within 90 days, according to our current credit policy. With respect to the other customers, we typically request full payment before or upon shipment. We may grant longer credit terms to our customers to follow market practice as we expand our solar power business. We also sell our solar power products via purchase orders placed by our customers. As we expand our solar power business, we continue to use the combination of sales contracts and purchase orders to directly sell solar modules to end customers.

•	Buy-and-sell arrangements. In order to fill potential shortfalls in production capability and secure the quality of solar cells and solar modules, we obtained solar cells from our customers, and were obligated to sell solar wafers or solar modules to them in return under buy-and-sell arrangements in 2013. In 2014 and 2015, we purchased accessorial material and sold modules, or purchased solar wafers and sold solar cells to the same counterparties under buy-and-sell arrangements. The payment we made and the payment our customers made under buy-and-sell arrangements were either settled separately or sometimes offset against each other.

In addition, purchases of solar power products tend to decrease during the winter months because of adverse weather conditions in certain regions, which complicate the installation of solar power systems. Historically, our results of operations have been affected by such seasonality of industry-wide demand for solar power products.

Sales and Marketing

We currently market and sell our solar power products worldwide mainly through our direct sales force. We also have sales force in Europe to expand our overseas market. Our marketing programs include industrial conferences, trade fairs, advertising and public relation events, and seminars to solicit customers. Our sales and marketing groups work closely with our research and development and manufacturing groups to coordinate our product development activities, product launches and ongoing demand and supply planning. We are building a global sales network and have established regional sale offices in many markets across the world, including China, Hong Kong, Japan, South Korea, U.S., Italy, France, UK, Germany and Australia. In particular, in January 2016, we successfully completed a 2.5MW solar module supply agreement with Stobart Group (the parent company of London Southend Airport). These modules will be used for the construction of a solar farm, and the solar array, once connected, will become one of the largest PV projects in the airports in UK.

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

Intellectual Property

As of December 31, 2015, we have 81 issued patents and 43 pending patent applications in China. Our issued patents and patent applications relate to technology of production of and improvement to our solar power products and their manufacturing process. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide significant competitive advantage to us.

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

We are the registered owner of the trademarks “NPV”, “CSUN” and “SUNERGY” and one logo in China. Further, CEEG and Sunergy Nanjing entered into three trademark license agreements, pursuant to which CEEG granted to Sunergy Nanjing the rights to use the trademarks of “CEEG” and its Chinese characters in Sunergy Nanjing’s ordinary business. In addition, each of SST and NRE entered into trademark license agreements with CEEG on September 1, 2007, pursuant to which these two companies were granted the rights to use the trademarks of “CEEG” and another logo with a ten-year period. We have registered the trademark of “CSUN” in Hong Kong, European Union, the United States, Japan, Australia and Mexico. We also have registered the trademark of “SUNERGY” in France, Spain and Turkey, one logo in European Union, and both the trademark of  “SUNERGY” and such one logo   in Hong Kong, U.S., Japan and Korea. We have registered the trademarks of “QSAR” in Australia, U.S. and European Union, and we are filing trademark registration applications for the logos “QSAR” in China and India. We have registered the logo   in Japan, Australia, Italy and Spain. We are also filing trademark registration applications for the logo “Waratah” in Australia, Brazil, Philippine, Malaysia, United States, European Union, China, Indonesia, Canada, Japan, Korea and India, and for the logo   in China, India, European Union, the United States, Canada, Thailand and Malaysia.

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

On January 29, 2016, the Ministry of Finance, the Ministry of Science and Technology and the State Administration of Taxation jointly promulgated the New Recognition Measures, which replaced the original Recognition Measures promulgated in 2008. Pursuant to the EIT Law, the EIT Law Implementation Rules and the New Recognition Measures, HNTE is eligible for a preferential tax rate of 15%.

Pursuant to Article 11 of the New Recognition Measures promulgated as of January 29, 2016 and effective on January 1, 2016, the certification of HNTE shall satisfy all the following conditions:

•	The enterprise has been registered for not less than one year when applying for certification;

•	The enterprise shall own intellectual property rights of technologies which show core support to their key products (services) by such means as independent research and development, transfer, donation or merger in the past three years;

•	The technologies which show core support to their key products (services) shall fall within the scope as prescribed in the High-tech Fields under the Key Support of the State;

•	The number of scientific and technical personnel engaged in research and development as well as relevant technology innovation activities shall account for not less than 10% of the total number of employees of the enterprise for the current year;

•	The proportion of its total research and development expenditure in the past three fiscal years (or during the actual period of business operations if three years have not lapsed since the formation of the enterprise, hereinafter the same) to its total sales revenue during the same period shall meet the following requirements: (1) If the sales revenue of the enterprise in the latest year is not more than 50 million yuan, the proportion shall not be less than 5%; (2) If the sales revenue of the enterprise in the latest year is more than 50 million yuan but not more than 200 million yuan, the proportion shall not be less than 4%; (3) If the sales revenue of the enterprise in the latest year is more than 200 million yuan, the proportion shall not be less than 3%;In particular, the proportion of the total research and development expenses incurred within China to the total research and development expenses shall not be less than 60%;

•	The enterprise's revenue from high-tech products (services) shall account for not less than 60% of its total revenue in the latest year;

•	The evaluation of innovative capacity of the enterprise shall satisfy the corresponding requirements;

•	No major safety accident, major quality accident or serious environmental violation of law occurs within one year before the enterprise applies for certification.

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

Dividend Distribution

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include the Wholly Foreign- owned Enterprise Law (1986), as amended by the Decision on Amending the Law of the PRC on Wholly Foreign-owned Enterprise (2000), and the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended.

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

Labor and Work Safety

The laws and regulations governing the labor relations for enterprises and institutions in the PRC include Labor Law of the PRC (1995), as amended, or the Labor Law. Contracts must be formed if labor relationships are established between entities and their laborers. The Labor Law sets limits on the maximum number of hours a laborer can work, and entities must establish and continuously develop its system for labor safety and sanitation, strictly abide by national rules and standards on labor safety and sanitation, provide laborers with safety and sanitation conditions and educate laborers on labor safety and sanitation. The government provides additional protection to female staff and workers and juvenile workers.

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

The laws and regulations governing the labor relations also include the Work Safety Law of the PRC (2002), as amended, the Regulation on Occupational Injury Insurance (2004), as amended, the Interim Measures Concerning the Maternity Insurance (1995), the Interim Regulations on the Collection and Payment of Social Insurance Premiums (1999) and its interim measures (1999), the Social Security Law (2010) and the Regulation on the Administration of Housing Fund (2002).

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

In October 2012, CSUN Holding (Luxembourg) S.a.r.l. purchased and owns 100% equity interest in each of AEE Renewables UK 6 Limited Company.

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

In March 2014, China Sunergy (Nanjing) Co., Ltd. incorporated and owns 100% equity interest in Juancheng Xingze Solar Electric Power Co., Ltd., for the purpose of operating solar power projects.

In March 2014, CSUN Holding (Luxembourg) S.a.r.l. incorporated and owns 80% equity interest in CSUN Energy Investment Inc., for the purpose of investment.

In March 2014, CSUN Holding (Luxembourg) S.a.r.l. incorporated and owns 20% equity interest in CSUN Eurasia Energy Investment Inc., for the purpose of investment.

In April 2014, China Sunergy (Nanjing) Co., Ltd. incorporated and owns 100% equity interest in China Sunergy (Nanjing) Power Science & Technology Co.,Ltd., for the purpose of operating solar cells related business.

In April 2014, China Sunergy (Hong Kong) Co., Ltd. incorporated and owns 100% equity interest in China Sunergy (Nanjing) Solar Energy Co, Ltd. (which was renamed to CEEG Nanjing Solar Co., Ltd. in July 2016) for the purpose of solar power products related business.

In December 2014, China Sunergy (Hong Kong) Co., Ltd. incorporated and owns 50% equity interest in Korea Sunergy Co., Ltd., for the purpose of operating solar cells related business.

In June 2015, China Sunergy (Hong Kong) Co., Ltd. incorporated and owns 25% equity interest in CSUN – Solar International Limited (Hong Kong), for the purpose of operating solar cells related business.

In November 2015, CSUN-Solar International Limited (Hong Kong) incorporated and owns 100% equity interest in CSUN Energy (Shanghai) Co., Ltd, for the purpose of solar power products related business.

In August 2015, China Sunergy (Nanjing) Co., Ltd. incorporated and owns 100% equity interest in Nanjing Jinshuige Renewable Energy Co., Ltd., for the purpose of operating solar cells related business.

In January 2016, China Sunergy (Nanjing) Co., Ltd. incorporated and owns 60% equity interest in CSUN Solar Mea, for the purpose of operating solar power projects.

In April 2016, China Sunergy (Hong Kong) Co., Ltd. incorporated and owns 69.7% equity interest in Solaireviet Co., Ltd., for the purpose of solar power products related business.

In May 2016, China Sunergy Co., Ltd. incorporated and owns 100% equity interest in Nanjing Sunrise Solar Technology Co., Ltd., for the purpose of operating solar cells related business.

D.            Property, Plant and Equipment

We are headquartered at No. 123 Focheng West Road Jiangning Economic & Technical Development Zone Nanjing, Jiangsu, China. As of December 31, 2015, we conducted our research, development and manufacturing of solar cell products at our facilities in Nanjing, where we occupied a site area of approximately 79,800 square meters. These facilities include office premises with a total floor space of approximately 9,600 square meters and manufacturing facilities with a total floor space of approximately 21,500 square meters that currently accommodates 11 solar cell manufacturing lines of a total production capacity of 396 MW, and a new research and development facility with a total floor space of approximately 22,970 square meters that will accommodate three more solar cell manufacturing lines of a total production capacity of approximately 200MW and one research and development line. Except for this research and development facility, we currently have no plan to construct any additional research and development facility in Nanjing.

We conducted our research, development and manufacturing of solar module products at the facilities of SST in Shanghai and the facilities of NRE in Nanjing. As of December 31, 2015, SST occupied a site area of 66,665 square meters as its new plant in Shanghai, which includes office premises with a total floor space of approximately 8,784 square meters and manufacturing facilities with a total floor space of approximately 30,152 square meters. SST’s manufacturing facilities currently accommodate module production capacity of 585 MW. As of December 31, 2015, NRE occupied a site area of approximately 29,300 square meters, which includes, among others, manufacturing facilities with a total floor space of approximately 23,000 square meters that currently accommodate the office premises of 800 square meters and 270 MW module production capacity.

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

In 2012, we also relocated some of our module production capacity to Turkey. Our factories and offices in Turkey occupy a total floor space of approximately 29,594 square meters, which we leased from a Turkey company with a monthly rental of approximately $182,000. As of December 31, 2015, our facilities in Turkey accommodate 300 MW module production capacity and 108 MW cell production capacity, respectively.

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

We commenced business operations in August 2004. Our manufacturing capacity and operations have grown significantly since we completed acquisition of two solar module manufacturers in the fourth quarter of 2010. Assuming the use of 156-millimeter monocrystalline silicon wafers, we had an aggregate annual production capacity of solar cells of 504 MW as of December 31, 2014, and an aggregate annual production capacity of solar modules of 1,155 MW as of December 31, 2015, respectively, maintaining the same production capacity as of December 31, 2013 and 2014.

In 2013, the shipment of our solar power products amounted to 577.4 MW, including 9.9 MW of solar cells sold, 89.8 MW solar cells and modules processed under OEM arrangements and 477.7 MW of modules. In 2014, we shipped 767.8 MW of solar power products including 167.7 MW of solar cells, 69.0 MW solar cells processed under OEM arrangements, 110.4 MW solar modules processed under OEM arrangements, and 420.7 MW of modules. In 2015, we shipped 1,147.7 MW of solar power products including 293.2 MW of solar cells, 602.8 MW of solar modules, as well as 41.3 MW solar cells processed under OEM arrangements and 210.4 MW solar modules processed under OEM arrangements. We had net revenues of $316.2 million, $341.1 million and $441.8 million in 2013, 2014 and 2015, respectively. We incurred net loss of $51.6 million, $56.5 million and $80.0 million in 2013, 2014 and 2015, respectively.

We operate and manage our business as a single segment.

Factors Affecting Our Results of Operations

Ability to Seek Additional Financing for Our Operations and to Execute Our Liquidity Plan

We operated with significant loss and negative operating cash flow for the years ended December 31, 2013 and 2014. For the year ended December 31, 2015, we continued operating with significant loss. As of December 31, 2015, we had a working capital deficit (total consolidated current liabilities exceeding total consolidated current assets) of $376.5 million. As of the same date, while we had cash and cash equivalents of $28.4 million, and restricted cash of $76.1 million, we had short-term bank borrowings of $271.8 million, all due within one year and the current portion of long-term debt amounting to $185.4 million. We incurred an operating loss of $37.2 million, $31.0 million, $40.5 million for the years ended December 31, 2013, 2014 and 2015, respectively. In light of the deteriorating market conditions for the PV industry coupled with the global economic slowdown, it is critical for us to be able to access additional financing for our continuing operations and to execute our liquidity plan. See Item 3. “Key Information—D. Risk Factors—We are operating with a significant working capital deficit, and may experience continued difficulty in collecting accounts receivable; if we do not successfully execute our liquidity and other business plans, we may face the risk of not being able to continue as a going concern”. If we fail to successfully execute this liquidity plan or if the plan fails to adequately meet our liquidity requirements, we may not be able to continue as a going concern. The failure of any of liquidity plan events or insufficiency of cash and cash equivalent could materially and adversely affect our financial condition, results of operations and business prospects.

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

In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis. The demand for solar power products rebounded significantly in 2010 as a result of, among other things, sustainable government incentives to develop solar power as an alternative energy solution, steady manufacturing cost reduction of solar power products and easy access to financing capital to build solar infrastructures. However, the global solar power industry witnessed another recession in 2011 due to, to a large extent, a combined effect of oversupply of solar power products and steep decrease in governmental subsidies afforded by major European markets. In 2012, the market conditions for global solar power industry continued to be very challenging due to, among other things, continued supply-demand imbalance, steep decrease in governmental subsidies afforded by major European markets, and anti-dumping and anti-subsidy proceedings initiated in the United States. The global solar market continued to suffer in 2013 primarily due to supply-demand imbalance. However, the decline in solar power product prices slowed down and tended to stabilize in later 2013, partly attributable to an improvement in imbalance of supply and demand. Consequently, the average selling price per watt of our solar modules increased from $0.61 in 2013 to $0.63 in 2014. Due to the industry-wide decline in the prices of the upstream raw materials, the average selling price of our solar modules per watt decreased to $0.53 in 2015.

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

However, certain early adopters of solar power incentive policies, such as Germany and Italy, announced reductions of incentive programs since 2011. As the solar power industry continues to develop, policy shifts could reduce or eliminate these government economic incentives altogether. In particular, we were mostly affected by the reductions in feed-in-tariff programs started since 2013 across Europe, including some primary markets for our products, such as Germany, Italy and the United Kingdom. In response to these policy challenges, our market share in European countries was strategically reduced by a substantial portion in 2015 and we will continue to diversify our sales geographies in future. However, significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, could have a material adverse effect on the demand for our solar power products as well as our results of operations. Demand for and pricing of our solar power products are highly sensitive to government subsidies and economic incentives in our targeted or potential markets. Although the implementation of incentive policies for solar power significantly stimulates demand for solar power products, including our products, reductions or limitations on such policies, as have occurred in Germany, Italy and Spain, may reduce demand for such products or change price expectations, causing manufacturers of solar power products, including us, to reduce prices to adjust to demand at lower price levels.

Pricing of Our Solar Power Products

Solar modules, which are currently our principal products, are priced based on the market price per watt for solar modules as well as the number of watts of electricity they generate. We price our standard solar modules based on the prevailing market prices at the time we enter into sales contracts with our customers or our customers place their purchase orders with us, taking into account the size of the contract or the purchase order, the strength and history of our relationship with each customer, and our silicon raw materials costs or our costs to purchase solar cells. We began increasing sales of our solar modules upon the acquisition of SST and NRE in November 2010 and the average selling price per watt of our solar modules was $0.61, $0.63 and $0.53 in 2013, 2014 and 2015, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry— Volatile market and industry trends, in particular, the changes in demand for solar power products and continued downward pressure on the prices of solar power products will reduce our revenues and profitability” for more details.

Solar cells are priced based on the number of watts of electricity they can generate and on their conversion efficiency. Pricing per watt of solar cells is principally affected by manufacturing costs per watt, comprising of primarily the cost of silicon wafers, the overall market demand for solar cells, and some other factors, such as the exchange rate. Increased economies of scale and process technology advancements in the past resulted in a steady reduction in manufacturing costs and the price per watt of solar cells. To fill the gap between our solar module manufacturing capacity and our solar cells manufacturing capacity, we used a combination of self-produced solar cells and solar cells sourced from external suppliers to fulfill our solar cell requirements. We primarily sold off-specification solar cells at a discount to external customers in 2013, 2014 and 2015. We refer to byproducts of our solar cell production with low conversion efficiency as being off-specification solar cells. As such, the average selling prices of our solar cells was approximately $0.15, $0.31 and $0.28 per watt in 2013, 2014 and 2015, respectively.

Availability, Price and Quality of Silicon Raw Materials

Silicon wafers are the most important raw material from which our solar cells and solar modules are made. To manufacture silicon wafers, polysilicon is melted and processed into crystalline silicon ingots, which are then sliced into wafers. Historically, the procurement costs of silicon raw materials have accounted for more than half of our cost of revenues since we began our commercial production of solar cells in August 2005. Silicon raw materials accounted for approximately 39.6% of our cost of revenue in 2015 compared to 39.7% in 2014. Despite declining cost of silicon raw materials as a percentage of our cost of revenue in recent years, fluctuation in the price of polysilicon have impacted and will continue to impact our production costs and our cost of revenues and net income. The success of our business and our growth strategy depends heavily on acquiring a supply of silicon wafers and related raw materials at commercially reasonable prices and terms that is consistent with our existing and planned production capacity.

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

In addition, due to the historical industry-wide shortage of silicon raw materials experienced during the past few years, we purchased silicon raw materials using short-term and long-term contracts from a limited number of international and domestic suppliers. Some agreements provide for firm purchase commitments and fixed pricing or pricing adjustable in a relatively small range. From the fourth quarter of 2008 to mid-2009, the price of silicon raw materials decreased precipitously due to the excess supply of silicon raw materials resulting from a slowed global solar power market growth. See “Item 3. Key Information—D. Risk Factors——Our costs and expenses may increase as a result of entering into fixed price, firm purchase commitment arrangements with our suppliers” for more details. In light of such excess supply, we have sought to re-negotiate with our long-term supply partner in regard to certain long term supply contracts signed in 2008. In October 2010, we entered into a three-year contract with Green Energy Technology Inc., Ltd. for supplies of solar wafers, which allows the price to be adjusted on a monthly basis. In January 2011, in order to secure stable supply of silicon wafers while maintaining ability to keep the price at the market level, we entered into a six-year agreement with Suzhou GCL Photovoltaic Technology Co., Ltd. and its related parties, all of which are subsidiaries of GCL-Poly. Under such six-year framework long-term silicon wafer supply agreement, GCL-Poly has agreed to supply to us wafers sufficient to produce not less than a certain portion of our production capacities over six years from January 2011 to December 2016, and we have agreed to procure a certain amount of our total silicon wafer requirement from GCL-Poly each year during the term of the agreement. Under this agreement, the prices of the wafers were initially predetermined subject to periodic adjustments. Due to the volatility of silicon wafer prices, we have negotiated actual monthly and annually wafer purchase amounts and prices from time to time. In addition, in 2015, we entered into a long-term silicon wafer supply agreement with a wafer supplier in Shanxi province. Under such supply agreement, for each month during the period from August 2015 to May 2016, we agreed to purchase a minimum number of wafers from such supplier. Given the current wafer price environment, we also seek to exert greater control over incoming wafer quality while establishing stable and long-term relationships with high quality suppliers.

Historically, given the state of the industry, suppliers of silicon raw materials typically required customers to make payments in advance of shipment. Consistent with the industry practice, our suppliers generally required us to make a prepayment at a certain percentage of the order value prior to shipping. However, due to the relative oversupply of polysilicon, prepayment as a percentage of the entire contract has been reducing in recent years. In 2015, some of our suppliers granted us credit terms while certain major supplier requested us to make payment before delivery of silicon raw materials. However, our purchases of silicon raw materials may continue to require us to make certain working capital commitments. We are required to manage our borrowings to support our raw material purchases.

Manufacturing Capacity

In order to capture the market opportunity for our solar power products, we have expanded our manufacturing capacity. When the market demand for solar power products exceeded supply, increased capacity had a significant effect on our results of operations, by allowing us to produce and sell more solar power products generating higher revenues, and by lowering certain manufacturing costs resulting from economies of scale. We had an aggregate annual solar cell manufacturing capacity of 504 MW and an aggregate annual module manufacturing capacity of 1,155 MW as of December 31, 2015. When the global supply of solar power products exceeds the global demand due to excess production capacity, global economic downturn or other reasons, we may not be able to fully utilize our manufacturing capacity due to declined demand for our products. As we incur fixed costs associated with our facilities and equipment whether they are being utilized, operating at less than full utilization will result in expenses without corresponding revenue, which will reduce our operating margins.

Changing Product Mix

We expanded our solar power business and began massively manufacturing and selling solar modules in the fourth quarter of 2010. Expansion to solar module production has changed our product mix. Each of solar cell production and solar module production represents a separate stage of the solar power production chain, with each involving, among other things, different production workmanship and processes, costs and selling prices, and marketing and sales strategies. Prior to November 2010, our sales consisted almost entirely of solar cells. Subsequent to the acquisition of SST and NRE, substantially all of the solar cells produced by us have been used in the production of our solar modules. As we began marketing and selling solar module products in the fourth quarter of 2010, our sales of solar module products increased significantly and corresponding sales of solar cells precipitously declined. In 2013, 2014 and 2015, we fulfilled approximately 56.8%, 46.9% and 65.4% of our solar cell requirements by sourcing high quality solar cells from our external suppliers, respectively. We will continue to procure solar cells from our suppliers in order to fill the gap between our solar module manufacturing capacity and our solar cells manufacturing capacity. In addition, we increased our sales revenue of solar cells and modules processed under OEM arrangements in 2015. We also recognized $11.3 million of revenue from the engineering, procurement and construction projects in 2015.

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

Pace of Advancement in Process Technologies

Process technologies advancement is important because it helps increase conversion efficiencies of solar cells and helps reduce the manufacturing cost of solar power products. Higher conversion efficiency generally leads to higher revenues from sales of solar power products. As a result, solar power companies, ourselves included, are continuously developing advanced process technology for large-scale manufacturing. We commercially produced our QSAR™ solar cells in 2011, and installed one new manufacturing line to produce our QSAR™ solar cells in 2012. Moreover, we have completed our development of second generation of Waratah solar power products in the fourth quarter of 2012, and the conversion efficiency of our Waratah solar power products has increased to approximately 18.5%. Capitalizing on our research team’s continued efforts, our solar module products have passed the potential induced degradation test in September 2012, which demonstrates high quality and reliability of our solar modules and our commitment to continued improvement of our solar power products’ performance. In 2013, our research and the production management teams have made a concerted effort to improve the performance of our crystalline solar cells and modules. In addition, our research team continued to focus on the development of advanced process technology for manufacturing of high-efficiency solar power products. Thanks to the efforts of our research and development team, the average conversion rate of our multicrystalline silicon cell and monocrystalline silicon cell increased to 17.40% and 18.65%, respectively, in the third quarter of 2013. Our new high-efficient QSAR II modules have successfully passed the PID tests in Japan in May 2013.

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

Overview of Financial Results

Net Revenues

Our net revenues are net of value-added tax. Factors affecting our net revenues include average selling price per watt, unit volume sold and product demand for our solar power products. We began to generate net revenues primarily from the sales of solar modules after we acquired the two module manufacturers in November 2010. In 2012, we derived revenues from selling a small amount of solar cells to certain customers, but did not derive revenues from OEM arrangements. In 2013, we processed silicon wafers and solar cells provided by our customers into solar modules under OEM arrangements, and we charged processing fees from these customers. Our revenues generated from the solar power products processed under OEM arrangements increased significantly in 2014. Historically, certain of our third party customers accounted for more than 10% of our net revenues. However, there are no third party customers accounting for 10% or more of our total revenue for the years ended December 31, 2013, 2014 or 2015. Such decrease was primarily due to our expansion into solar module business and our ongoing efforts in diversifying our overall customer base.

Since 2014, we have been devoting efforts in increasing our sales revenues from our solar power products generated in China, primarily due to the PRC government’s policies to encourage solar industry. For the years ended December 31, 2013, 2014 and 2015, approximately 69.3%, 59.8% and 55.8% of our total net revenues was made from customers outside China, respectively. We have relocated some of our manufacturing operations to Turkey, which have started to ship solar power products in June 2013. In December 2014, we incorporated and owns 50% of equity interest in a company focusing on solar cells business in South Korea which we believe it will enable us to enlarge our customer base in the East Asia market. In January 2016, we invested in a joint venture located in United Arab Emirates, in which we hold 60% of equity interests.

The following table sets forth by region our total net revenues derived from sales of our products for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	(in thousands, except percentages)
Europe:
— France	$48,505	15.3%	$69,271	20.3%	22,249	5.0%
— Germany	43,997	13.9	16,087	4.7	7,814	1.9%
— UK	6,056	1.9	7,115	2.1	9,359	2.1%
— Turkey	2,185	0.7	3,391	1.0	16,239	3.7%
— The Netherlands	8,412	2.7	2,063	0.6	10,636	2.4%
— Others	40,037	12.7	10,451	3.1	14,394	3.3%
Europe Total	149,192	47.2	108,378	31.8	80,691	17.5%
PRC	97,039	30.7	135,874	39.8	195,218	44.2%
America	1,838	0.6	2,400	0.7	46,403	10.5%
India	26,943	8.5	20,328	6.0	46,261	10.5%
Japan	31,313	9.9	57,774	16.9	28,851	6.5%
Australia	7,783	2.5	8,401	2.5	5,596	1.3%
Others	2,078	0.6	7,953	2.3	31,006	9.5%
Total net revenues	$316,186	100%	$341,108	100%	441,827	100%

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and our operating expenses as a percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2013	2014	2015
Cost of revenues	95.2%	96.9%	94.7%
Operating expenses:
Selling and marketing expenses	5.2%	3.9%	3.8%
General and administrative expenses	9.5%	7.4%	10.0%
Research and development expenses	1.9%	0.9%	0.7%
Goodwill impairment loss	-	-	-

Total operating expenses	16.6%	12.2%	14.5%

Our cost of revenues as a percentage of our total net revenues was 95.2%, 96.9% and 94.7% in 2013, 2014 and 2015, respectively. Compared with 2014, our cost of revenues slightly decreased as a percentage of our total net revenues in 2015, primarily due to (i) decrease in our cost of revenue per watt for solar modules as a result of higher utilization of our manufacturing capacities and (ii) the decrease in our purchase price of the raw materials. We will continue to devote efforts to decreasing our cost of revenues in the future. Compared with 2013, our cost of revenues slightly increased as a percentage of our total net revenues in 2014 primarily due to the increase in our cost of revenues per watt outpacing the average selling price per watt for solar modules.

Our operating expenses include general and administrative expenses, selling and marketing expenses and research and development expenses.

Our total operating expenses as a percentage of our total net revenues was 16.6%, 12.2% and 14.5% in 2013, 2014 and 2015, respectively. Our total operating expenses in 2015 increased slightly from 2014 to 2015 as a percentage of our total net revenues primarily due to the increases in selling and marketing expenses, and general and administrative expenses. In particular, general and administration expenses increased by $18.9 million to US$44.1 million in 2015 from US$25.2 million in 2014, primarily because (1) we recorded a bad debt provision of $12.0 million in 2015, and (2) the salaries, social insurance and housing funds in connection with our administrative personnel were higher than that of 2014. Selling expenses increased by US$3.8 million to US$16.9 million in 2015, from US$13.2 million in 2014, as a result of our intensified efforts to increase the sales volume of our solar power products over the past year and our expansion of overseas markets to capitalize the global market opportunities. Our total operating expenses in 2013 decreased significantly from 2012 to 2013 as a percentage of our total net revenues primarily due to a decrease in general and administrative expenses mainly as a result of a significant decrease in bad debt provision made by us from $47.4 million in 2012 to $0.5 million in 2013. Our bad debt provision in 2013 was primarily due to most of our overdue account receivables denominated in the Euro and appreciation of the Euro against the US dollar in 2013.

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

Gross Profit and Gross Margin

Our gross profit is affected by a number of factors, including the average selling prices for our solar power products, the cost of revenues, product mix, economies of scale and benefits from our ability to cost-efficiently manage our raw material supply. Our gross profit was $23.6 million in 2015, compared to $10.6 million in 2014 and $15.2 million in 2013. Our gross margin was 5.3% in 2015, was 3.1% in 2014, compared to 3.1% in 2014 and 4.8% in 2013. Our gross margins in 2015 increased from 2014 primarily due to the higher shipment of our solar power products.

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

General and administrative expenses account for the largest part of our operating expenses. In 2013, 2014 and 2015, our general and administrative expenses were $30.0 million, $25.2 million and $44.1 million, respectively. In 2015, our general and administrative expenses were higher than those of 2014, primarily because (1) we recorded a bad debt provision of $12.0 million in 2015, and (2) the salaries, social insurance and housing funds in connection with our administrative personnel were higher than that of 2014. In 2014, our general and administrative expenses were lower than those in 2013 mainly attributable to a reversal of bad debt reversion of approximately $4.8 million in 2014, compared with a bad debt provision of $0.5 million in 2013, as well as effective control in our transportation expense, rental expense and consulting expense. In 2013, 2014 and 2015, we recorded share-based compensation expenses of $217, nil and nil in connection with vesting of option to certain employees, respectively.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of post-sale service expenses, sales employee salaries, advertisement and publicity expenses, travel and entertainment expenses, shipping and handling cost and other sales and marketing expenses.

Our selling and marketing expenses increased by $3.8 million, or 28.7%, from $13.2 million in 2014 to $16.9 million in 2015, primarily due to the increases in connection with the sale personnel’s salaries, sales commissions and other related transportation expenses, as a result of our intensified efforts to expand our sales geographies over the past year. We will continue to closely monitor our marketing needs and allocate our selling and marketing expenses in an effective way.

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

Share-based Compensation Expenses

In 2008 and 2009, we entered into option award agreements pursuant to our first share incentive plan. Under these option award agreements, there were outstanding options to purchase 54,959 ordinary shares as of December 31, 2015. We also entered into two restricted share award agreements pursuant to our second share incentive plan. As of December 31, 2015, no restricted shares were outstanding under these restricted share award agreements. See Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.” In 2013, 2014 and 2015, we recorded share-based compensation expenses of $217, nil and nil in connection with vesting of option to certain employees. Changes in the amount of share-based compensation will affect our general and administrative expenses, reported net income and earnings per share.

We are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the grant date, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the award (usually the vesting period).

As of December 31, 2015, there was no unrecognized compensation expense related to unvested share-based compensation arrangements granted under the plan.

Taxation

Under the current laws of the Cayman Islands and the British Virgin Islands, we and Sunergy BVI are not subject to tax on income or capital gain. Additionally, dividend payments made by us and Sunergy BVI are not subject to withholding tax in those jurisdictions.

Under the current Hong Kong Inland Revenue Ordinance, Sunergy Hong Kong is subject to Hong Kong profit tax at a rate of 16.5% in 2013, 2014 and 2015 on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by Sunergy Hong Kong to us are not subject to any Hong Kong withholding tax. China Sunergy Trading (Hong Kong) Co., Limited, which was incorporated in May 2011 and renamed to CSUN Trading (Hong Kong) Co., Limited in August 2012, was subject to Hong Kong profit tax at a rate of 16.5% in 2013, 2014 and 2015.

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

On January 29, 2016, the Ministry of Finance, the Ministry of Science and Technology and the State Administration of Taxation jointly promulgated the New Recognition Measures, which replaced the original Recognition Measures promulgated in 2008.. Pursuant to the EIT Law, the EIT Law Implementation Rules and the Recognition Measures, HNTE is eligible for a preferential tax rate of 15%.

Currently, among our PRC subsidiaries, SST is recognized as a HNTE and is entitled to a 15% preferential tax rate since 2009. While the applicable enterprise income tax rate is 25% for Sunergy Nanjing, NRE, Sunergy Yangzhou and Lianyungang Yuanhui Solar Power Co., Ltd.

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

In addition, we recognize revenue related to solar system integration projects on the percentage-of-completion basis. We estimate our revenues using the cost-to-cost method, whereby we derive a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. We apply the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When we determine that total estimated costs will exceed total revenues under a contract, we record a loss accordingly.

Allowance for Doubtful Accounts

We conduct credit evaluations of customers. Historically, we generally did not require collateral or other security from customers. However, we began to require collateral or other security in 2012 from most of our customers to whom we provided credit terms due to challenging market conditions. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. We maintain a reserve for potential credit losses and such losses have historically been within our expectations. We raise an allowance for doubtful accounts primarily based on the age of the receivables or prepayments and other factors like the length of time receivables are past due, previous loss history and the counterparty’s current ability to fulfill its obligation. We estimate the anticipated losses from doubtful accounts based on days past due, historical collection, whether our sales to them are covered export credit insurance and other facts, which results in the increase in the allowance of doubtful accounts. In 2013, we recorded an allowance of $0.5 million for doubtful accounts, primarily because most of our overdue account receivables were denominated in the Euro which appreciated against the US dollar in 2013. We recorded a reversal of $4.8 million for allowance of doubtful accounts in 2014, primarily attributable to our intense efforts in the collection of account receivables. Because our management assessed that the possibility of collecting certain accounts receivables became remote as of December 31, 2015, we recorded an allowance of $67.2 million for doubtful accounts in 2015, see “Item 3. Key Information - D. Risk Factors - We have been exposed and will continue to be exposed to credit risk of our customers”.

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

Warranty Costs

Historically, some of our sales contracts with overseas customers provided for a 10- or 20-year warranty for the performance of our solar cells against declines in certain technical specifications, primarily the minimum power generation capacity specified at the time of delivery. Since the beginning of 2007, we have aborted such warranty terms in solar cell sales contracts. We also sell our module products to customers along with a warranty on the performance of solar module products at certain levels of conversion efficiency for an extended period. Our solar modules are typically sold with a warranty up to 25 years against specified declines in the initial minimum power generation capacity at the time of sale. In addition, we had provided warranty for our solar modules against defects in materials and workmanship for a period of five years from the date of sale. We have extended our module product warranty policy for materials and workmanship from five to ten years for all standard PV solar module products shipped after August 10, 2011. The remedies provided under the warranty terms are primarily for the repair or replacement of the effected solar modules and the related labor cost. We believe these terms are consistent with the warranties offered by our competitors in the market. We maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these warranties. We currently accrue for all of our product warranties on a cumulative basis, based on our best estimate to date. We estimate the cost of warranties to be approximately 1.0% of our solar module sales and include that amount in our cost of revenues. We make such estimate based on a number of factors including (a) the nature of the warranties provided, which are consistent with industry practice, (b) actual claim expenses incurred, (c) our internal testing results, and (d) other assumptions that affect estimates of warranty costs, including industry data for warranty claim activities and academic research. We acknowledge that such estimates require significant judgment and we will continue to analyze our claim history, academic research and internal testing results and the performance of our products compared to our competitors in determining the adequacy of our warranty accruals. An increase or decrease of 0.1% accrual rate, applicable to sales of solar modules in 2015, would have resulted in a corresponding increase or decrease in warranty expense of approximately $1.08 million for the year ended December 31, 2015. We also engage in product quality assurance programs and processes, including monitoring and evaluating the quality of suppliers, in an effort to ensure the quality of our products and reduce our warranty exposure. As we have not experienced significant warranty claims to date in connection with declines of the power generation capacity or other technical specifications of our solar cells or solar modules, we estimate our warranty costs based on our actual historical cost data, competitor data and academic research which are reviewed by our quality review staff. Although we conduct quality testing and inspection of our solar cell products, our solar cell products have not been tested in an environment simulating the up to 20-year warranty periods. We acknowledge that such estimates are subjective, and we will continue to analyze our claim history and the performance of our products compared to our competitors and academic research to determine whether our accrual is adequate. Actual warranty costs are accumulated and charged against accrued warranty liability. Our warranty obligation will be affected not only by our product failure rates, but also by costs incurred to repair or replace failed products as well as any service delivery costs incurred in correcting a product failure. If our actual product failure rates, material usage or service delivery costs differ from our estimates, we will need to prospectively revise our estimated warranty liability accrual rate.

Income Taxes

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative operating experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. We account for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. We determine whether or not a tax position is "more-likely-than-not" of being sustained upon audit based solely on the technical merits of the position. As of December 31, 2013, 2014 and 2015, we had recorded no uncertain tax benefits. We do not anticipate any significant changes to our liability for unrecognized tax benefits within the next 12 months. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

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

	Year Ended December 31,
	2013		2014		2015
	(in thousands, except percentages)
Net revenues	$316,186	100.0%	$341,108	100%	441,827	100%
Cost of revenues	(300,974)	(95.2)	(330,486)	(96.9)	(418,251)	(94.7)

Gross profit (loss)	15,212	4.8	10,622	3.1	23,576	5.3
Operating expenses
Selling and marketing expenses	(16,417)	(5.2)	(13,168)	(3.9)	(16,943)	(3.8)
General and administrative expenses	(30,010)	(9.5)	(25,247)	(7.4)	(44,089)	(10.0)
Research and development expenses	(6,022)	(1.9)	(3,170)	(0.9)	(3,077)	(0.7)
Goodwill impairment loss	-	-	-	-	-	-
Total operating expenses	(52,449)	(16.6)	(41,585)	(12.2)	(64,109)	(14.5)
Income (loss) from operations	(37,237)	(11.8)	(30,963)	(9.1)	(40,533)	(9.2)
Interest expense	(28,806)	(9.1)	(27,919)	(8.2)	(26,443)	(6.0)
Interest income	6,586	2.1	5,607	1.6	4,153	0.9
Changes in fair value of derivatives	-	-	-	-	-	-
Other income (expense), net	8,975	2.8	(2,605)	(0.8)	(15,793)	(3.6)
(Loss) income before income taxes	(50,482)	(16.0)	(55,881)	(16.4)	(78,616)	(17.8)
Tax benefit (expense)	(1,127)	(0.4)	(614)	(0.2)	(1,372)	(0.3)
Net income (loss)	(51,609)	(16.3)	(56,495)	(16.6)	(79,989)	(18.1)
Less: Net loss attributable to the non-controlling interest	(1,000)	(0.3)	(399)	(0.1)	509	0.1

Net income (loss) attributable to China Sunergy Co., Ltd. ordinary shareholders	(50,609)	(16.0)%	(56,096)	(16.4)%	(80,497)	(18.0)%

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues. Our total net revenues increased by $100.7 million, or 29.5%, from $341.1 million in 2014 to $441.8 million in 2015. Our net revenues increased primarily due to the increase in the shipment volume of our solar power products.

In 2015, we shipped 1,147.7 MW of solar power products including 293.2 MW of solar cells, 41.3 MW solar cells processed under OEM arrangements, 210.4 MW solar modules processed under OEM arrangements, and 602.8 MW of modules, compared to sales of 767.8 MW of solar power products, including 167.7 MW of solar cells, 110.4 MW of solar modules, as well as 69.0 MW solar cells processed under OEM arrangements and modules processed under OEM arrangements in 2014. In addition, we also recognized $11.3 million of revenue from the engineering, procurement and construction projects in 2015.

Our sales derived from China, continuing being our largest market in 2015, increased from $137.1 million in 2014 to $186.0 million in 2015 primarily due to the PRC government’s policies encouraging the solar industry and growing demand of our products in the domestic market. Our sales derived from India and the United States, being the two largest overseas market in 2015, increased both in dollar amounts and as a percentage of our total net revenues primarily due to our expansion of customer base in these two countries; while our sales in certain other overseas markets, including Germany and France, decreased, primarily due to the strategic shift away from the overseas markets where the government subsidies have been reduced. Thanks to our continued efforts in the business expansion, we established business relationship with certain new clients over the past year, which contributed a substantial portion of our revenue in 2015. Although the average selling price per watt of our solar modules decreased to $0.53 in 2015 from $0.63 in 2014, the increase of the shipment of our solar power products compared over the past year partially mitigated the negative effects resulted from the downward price pressure. We will continue to devote efforts to develop new markets and maintain the existing customers relationship.

Cost of Revenues. Our cost of revenues increased by $87.8 million, or 26.6%, from $330.5 million in 2014 to $418.3 million in 2015. Our cost of revenues increased in 2015 primarily due to the increase in the shipment volume of our solar power products, partially offset by the decline in our purchase price of the raw materials compared to that of 2014.

The price for silicon wafers per watt decreased to $0.20 in 2015 compared to $0.23 in 2014. Our non-silicon manufacturing cost per watt for solar cells slightly decreased from $0.14 in 2014 to $0.12 in 2015, and our non-silicon manufacturing cost per watt for solar modules decreased from $0.20 in 2014 to $0.18 in 2015. Silicon materials accounted for approximately 39.6% of our cost of revenue in 2014 compared to 39.7% in 2014. As a percentage of our total net revenues, our cost of revenues decreased from 96.8% in 2014 to 94.7% in 2015.

Gross Profit (Loss). As a result of the foregoing, our gross profit increased by $13.0 million from $10.6 million in 2014 to $23.6 million in 2015. Our gross margin increased from 3.1% in 2014 to 5.3% in 2015, primarily due to the higher shipment of solar power products over the past year.

Operating Expenses. Our operating expenses increased by $22.5 million, or 54.1%, from $41.6 million in 2014 to $64.1 million in 2015. The increase in operating expenses was due to the increases in general and administrative expense and selling and marketing expense. As a percentage of our total net revenues, operating expenses decreased from 12.2% in 2014 to 5.3% in 2015.

General and administrative expenses. Our general and administrative expenses increased by $18.9 million, or 75.0%, from $25.2 million in 2014 to $44.1 million in 2015. The increase in our general and administrative expenses was due primarily to a bad debt provision of $12.0 million recorded in 2015 primarily resulted from the increase in the account receivables having an aging period of more than one year, and the increase in the salaries, social insurance and housing funds in connection with our administrative personnel.

Selling and marketing expenses. Our selling and marketing expenses increased by $3.8 million, or 28.6%, from $13.2 million in 2014 to $16.9 million in 2015. The increase in our selling and marketing expenses was primarily due to the increases in connection with the sale personnel’s salaries, sales commissions and other related transportation expenses, as a result of our intensified efforts to expand our sales geographies over the past year.

Research and development expenses. Research and development expenses decreased by $0.1 million, or 2.9%, from $3.2 million in 2014 to $3.1 million in 2015, which remained relatively stable.

Interest Expense. Our interest expenses was $26.4 million in 2015, compared to $27.9 million in 2014, which remained relatively stable.

Interest Income. Our interest income decreased by $1.5 million, or 25.9%, from $5.6 million in 2014 to $4.2 million in 2015, mainly due to the decrease of our cash balance in 2015.

Net Other Income (Expense). In 2015, we recorded net other expense of $15.8 million, primarily due to net foreign currency exchange loss of $16.7 million over the past year as a result of the depreciation of RMB. In 2014, we recorded net other expense of $2.6 million, primarily due to net foreign currency exchange loss of $12.7 million, partially offset by the gain of $9.1 million from the sale of one subsidiary, China Sunergy (Shanghai) Co., Ltd.

Net Loss. As a result of the foregoing, we incurred a net loss of $80.0 million in 2015, compared to net loss of $56.5 million in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues. Our total net revenues increased by $24.9 million, or 7.9%, from $316.2 million in 2013 to $341.1 million in 2014. Our net revenues increased primarily due to the increase in both the shipment volume of our solar power products, and the average selling prices of our self-branded solar power products.

In 2014, we shipped 767.8 MW of solar power products including 167.7 MW of solar cells and 420.7 MW of modules, as well as 69.0 MW solar cells processed under OEM arrangements and 110.4 MW solar modules processed under OEM arrangements, compared to sales of 577.4 MW of solar power products, including 9.9 MW of solar cells and 477.7 MW of solar modules, as well as 89.8 MW solar cells and modules processed under OEM arrangements in 2013.

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

Net Loss. As a result of the foregoing, we incurred a net loss of $56.5 million in 2014, compared to net loss of $51.6 million in 2013.

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

As of December 31, 2013, 2014 and 2015, we had $54.3 million, $42.1 million and $28.4 million, respectively, in cash and cash equivalents, $194.2 million, $179.4 million and $76.1 million, respectively, in restricted cash and $606.2 million, $649.6 million and $533.8 million, respectively, in outstanding borrowings. Our cash and cash equivalents primarily consist of cash on hand and demand deposits placed with banks.

In July 2008, we completed an offering of $54.5 million aggregate principal amount of 4.75% convertible senior notes. The notes were convertible at any time prior to the close of business on the third business day immediately preceding the maturity date, unless previously redeemed, at the option of the holders into our ADSs at a conversion price of $12.30 per ADS (approximately $36.90 per ADS if retroactively adjusted to reflect the ADS to ordinary share ratio change), subject to certain adjustments. In connection with the convertible senior notes offering, we also offered 4,431,000 ADSs (approximately 1,477,000 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change) in an ADS borrow facility. In June 2009, we conducted open market repurchases of $4.0 million aggregate principal amount of our 4.75% convertible senior notes issued in July 2008 for a total cash consideration of $1.8 million. We did not repurchase any of our outstanding convertible senior notes during 2010. In September 2011, we conducted open market repurchase of $16.5 million aggregate principal amount of the convertible senior notes for a total cash consideration of $9.1 million. In March and June of 2012, we conducted open market repurchase of $26.0 million aggregate principal amount of the convertible senior notes for a total cash consideration of $15.7 million. As a result, we had $1.5 million in principal amount of 4.75% convertible senior notes outstanding as of December 31, 2012, which have been fully repaid on due date in 2013. As of December 31, 2015, our ADS borrow facility has terminated and the loaned ADSs thereunder have been returned to us.

We had short-term borrowings of $304.8 million, $356.8 million and $271.8 million as of December 31, 2013, 2014 and 2015. Our short-term borrowings outstanding as of December 31, 2013, 2014 and 2015 bore an annual average interest rate of 7.01%, 6.88% and 5.75%, respectively. The funds borrowed under the above short-term arrangements are repayable within one year. As of December 31, 2013, 2014 and 2015, we had current portion of long-term borrowings of $35.4 million, $20.4 million and $185.4 million. As of December 31, 2013, 2014 and 2015, we had long-term borrowings (excluding the current portion of long-term borrowings) of $266.0 million, $272.3 million and $76.7 million, which bore an annual average interest rate of 4.74%, 4.20% and 5.06%, respectively. Our long-term borrowings primarily represent our borrowings from China Development Bank, Bank of Nanjing, Shanghai Rural Commercial Bank, China Everbright Bank (Hong Kong Branch), Deniz Bank, and Odea Bank with a term of two to seven years, which would expire between 2016 and 2018. The terms of such long-term borrowings range from thirteen months to nine years, and would expire between 2015 and 2018. Certain of these long-term borrowings contain restrictive covenants, and as of December 31, 2015, we were in compliance with these covenants. Our short-term borrowing decreased in 2015 primarily due to the amount of short-term borrowing became due in 2015 outnumbered the short-term borrowing that was newly incurred or extended over the past year. See Item 3.“Key Information - D. Risk Factors - Risks Related to Our Company and Our Industry -We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity”.

We had short-term credit facility of $383.0 million, $292.0 million and $279.2 million with various banks, of which $304.8 million, $215.9 million and $237.1 million had been drawn down and $78.2 million, $76.2 million and $42.1 million were available to use, as of December 31, 2013, 2014 and 2015, respectively. Our short-term credit facilities are renewable annually based on mutual agreement between the parties. Separately, we had a credit facility of $160.2 million with China Development Bank to facilitate our new 200MW cell production lines, $23.2 million of which were available for use as of December 31, 2015. We had a credit facility of $20.0 million from Shanghai Rural Commercial Bank designed solely for capital expenditure purposes, $9.2 million of which were available for use as of December 31, 2015. We had a credit facility of $50.0 million used to supplement working capital requirements from China Development Bank, which were fully withdrawn as of December 31, 2015. We had credit facilities of $9.0 million and $2.5 million from Bank of Deniz Bank and Odea Bank used to supplement working capital requirements, $6.5 million and $1.3 million of which were available for use as of December 31, 2015, respectively.

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

As of December 31, 2015, approximately $40.0 million of the short-term bank borrowings was guaranteed by Mr. Tingxiu Lu, our chairman, and CEEG, a company controlled by Mr. Lu. Approximately $20.7 million of the short-term bank borrowings was guaranteed by CEEG, CEEG (Jiangsu) Limited, CEEG (Nanjing) Special Transformer Co., Mr. Lu and his wife, Ms. Guilan Shi, or Ms. Shi. Approximately $6.7 million of the short-term bank borrowings was guaranteed by CEEG, Mr. Lu and the machinery of Sunergy Nanjing. Approximately $18.9 million of the short-term bank borrowings was guaranteed by CEEG (Jiangsu) Limited and Mr. Lu. Approximately $13.0 million of the short-term borrowing was guaranteed by Jiangsu Xinde Asset Management Co., Ltd and CEEG (Zhenjiang) Power Transformer Co., Ltd. and Group Chairman Mr. Tingxiu Lu and his wife Mrs Guilan Shi. Approximately $12.2 million short-term borrowing was guaranteed by China Electric Equipment Group Co., Ltd. and Jiangsu Xinde Asset Management Co., Ltd. and CEEG (Zhenjiang) Power Transformer and Group Chairman Mr. Tingxiu Lu and his wife Mrs Guilan Shi. Approximately $6.5 million and $15.4 million of the short-term bank borrowings were secured by the mortgage of construction in progress and our fixed deposits, respectively. Approximately $2.5 million short-term bank borrowings was guaranteed by Fixed deposit pledge and shareholder of subsidiaries in Turkey. Approximately $44.3 million short-term bank borrowings were guaranteed by China Electric Equipment Group Co., Ltd. and SEUL, our Turkey shareholder. Approximately $30.8 million short-term bank borrowings was guaranteed CEEG (Jiangsu) Limited and CEEG Special Transformer Co., Ltd and new energy and Land use right and plant. Approximately $1.0 million short-term bank borrowings was guaranteed by and SEUL, our Turkey shareholder.

As of December 31, 2015, approximately $44.9 million of the long-term bank borrowings were secured by the mortgages of our land use right and machinery. Approximately $50.0 million of the long-term bank borrowings was guaranteed by Group Chairman Mr. Tingxiu Lu and his stock rights in CEEG. Approximately $62.9 million of the long-term bank borrowings was guaranteed by our fixed deposits. Approximately $100.0 million of the long-term bank borrowings was guaranteed by CEEG, Mr. Lu and his wife. Approximately $4.3 million of the long-term bank borrowings was guaranteed by construction in progress and property, plant and equipment. In addition, Sunergy Nanjing and CEEG entered into an agreement on May 16, 2008 under which CEEG agreed to guarantee free of charge bank borrowings by Sunergy Nanjing of up to RMB1 billion (approximately $158.9 million). This agreement has an initial term of two years from May 17, 2008 to May 16, 2010, and we renewed this agreement in April 2010 to extend the term to May 31, 2011. CEEG further undertook to guarantee our bank borrowings for up to RMB2.5 billion (approximately $413.0 million) and both parties extended the term of this agreement to December 31, 2015.

Historically, we have significant working capital commitments because suppliers of silicon wafers and other silicon-based raw materials require us to make prepayments in advance of shipment. Our prepayments to suppliers were recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as long-term prepayments, which was included in the line item “other long-term assets” in our consolidated balance sheet, if they represented the portion expected to be utilized after 12 months. Due to the industry-wide shortage of silicon raw materials in previous years, working capital and access to financing for the purchase of silicon raw materials were critical to growing our business. Our advances to suppliers increased from $5.9 million as of December 31, 2014 to $28.9 million as of December 31, 2015. We had long-term prepayment of approximately $4.2 million as of December 31, 2015, compared to $4.4 million as of December 31, 2014, which remains relatively stable. Depending on the supply and demand situation, going forward, our purchases of silicon raw materials may continue to require us to make certain working capital commitments.

Inventories, one of the principal components of our current assets, increased from $52.9 million as of December 31, 2014 to $61.5 million as of December 31, 2015 primarily due to the increase in our sales volume in 2015. In 2016, we will continue to manage optimal levels of inventory in order to preserve cash, manage our debt levels and meet our working capital requirement.

We require customers to make prepayment before delivery under certain circumstances. Depending on their credit history with us, we historically granted our large customers granted our large customers credit terms of 60 to 90 days in 2011, 60 to 180 days in 2012 and up to 90 days in 2013 and 2014. In 2015, the credit terms we granted to our customers were approximately 60 days on average. Our accounts receivable decreased from $60.3 million as of December 31, 2014 to $44.5 million as of December 31, 2015, and our allowance for doubtful accounts increased from $59.0 million as of December 31, 2014 to $67.2 million as of December 31, 2015. For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them, their credit-worthiness and whether our sales to them are covered by export credit insurance. A significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers, which exposed us to additional and more concentrated credit risk. As of December 31, 2013, 2014 and 2015, outstanding accounts receivable balances from customers individually representing 10% or more of total gross accounts receivables accounted for approximately 33%, 21% and 22%, respectively, of our total outstanding accounts receivable. In addition, given that the payment under certain accounts receivables have been delayed for more than two years and our management imposed significant doubt on the collectability of these account receivables, we recorded a bad debt provision of $12.0 million in connection therewith in 2015. The failure of any of these or other customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

We operated with significant loss and positive operating cash flow of approximately $12.1 million for the year ended December 31, 2015. As of December 31, 2015, our accumulated deficit was $401.8 million and our working capital deficit was $376.5 million. See item 3 “Key Information—Risk Factors—Risks Related to Our Company and Our Industry—We are operating with a significant working capital deficit, and may experience continued difficulty in collecting account receivables; if we do not successfully execute our liquidity and other business plans, we face the risk of not being able to continue as a going concern.”, “—We have a limited operating history and we have incurred losses in certain prior periods and may incur losses in the future.”, “—We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.” and “—We have experienced and will continue to experience increased needs to finance our working capital requirements and are exposed to increased credit risk of our customers, and if we fail to execute our liquidity plan, we face the risk of not being able to continue as a going concern.” However, we believe we will be able to renew a substantial portion of our bank borrowings and bank credit facilities as they fall due.

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

	Year Ended December 31, 2015
	2013	2014	2015
	(in thousands)
Net cash generated from (used in) operating activities	$(103,145)	$(62,502)	$12,111
Net cash used in investing activities	2,197	7,290	102,970
Net cash provided by (used in) financing activities	(30,895)	49,657	(91,126)
Net increase (decrease) in cash and cash equivalents	(129,017)	(12,217)	(13,659)
Cash and cash equivalents at the beginning of the year	183,312	54,296	42,079
Cash and cash equivalents at the end of the year	$54,296	$42,079	$28,420

Operating Activities

Net cash generated from operating activities amounted to $12.1 million in 2015, which was mainly attributable to the following factors: (i) an increase in accrued expenses and other liabilities and advance from suppliers of $47.7 million as a result of the increase in the sales volume of solar products to downstream customers; (ii) an increase in accounts payable and notes payable of $21.8 million primarily as a result of the increase in the purchase volume from upstream suppliers; and (iii) an increase in bad debt provision of $12.0 million as in our management’s view the possibilities on the collectability of certain account receivables become remote; slightly offset by a decrease in the advance to suppliers of $23.1 million.

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

Investing Activities

Net cash provided by investing activities in 2015 was $103.0 million. Net cash provided by investing activities in 2015 was primarily due to the decrease in restricted cash of $103.3 million, the proceeds from disposal of property, plant and equipment of $1.8 million, and partially offset by our purchases of property, plant and equipment in the amount of $3.1 million primarily in connection with the upgrades of cells production line.

Net cash provided by investing activities in 2014 was $7.3 million. Net cash provided by investing activities in 2014 was primarily due to the restricted cash of $14.8 million in connection with the provision of certain bank guarantees, subsidy received from local government of $4.7 million in connection with our research and development activities and cash receipts of $6.8 million from the sales of one of our subsidiaries and proceeds from disposal of property, plant and equipment of $1.2 million, partially offset by our purchases of property, plant and equipment in the amount of $20.2 million primarily in connection with research and development center in Nanjing and relocation of certain production capacities to Turkey.

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

Financing Activities

Net cash used in financing activities was $91.1 million in 2015, which included the repayment of bank borrowings of $277.7 million , partially offset by the proceeds of $184.4 million of short-term borrowings .

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

Capital Expenditures

We incurred capital expenditures of $40.9 million, $20.2 million and $2.7 million in 2013, 2014 and 2015, respectively. Our capital expenditures have been used primarily in investment in our research and development center, upgrading of our solar cell manufacturing lines and increase of our module manufacturing capacities. We intend to fund part of the capital expenditures for these plans with additional borrowings from third parties, including banks, and if any, cash from operations.

Liquidity Plan

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

However, we do not guarantee that we will fully comply with such liquidity plan.

For detailed discussion, see Item 3. “Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — We are operating with a significant working capital deficit, and may experience continued difficulty in collecting accounts receivable; if we do not successfully execute our liquidity and other business plans, we may face the risk of not being able to continue as a going concern”.

C.          Research and Development

Our senior management team heads our research and development efforts and sets strategic directions for the advancement of our products and manufacturing processes. Our research and development plans include the following areas:

•	Development of the manufacturing process for new solar cell structures. We focus our research and development efforts on the process technology of new type of solar cells and modules. Based on our previous experience working with high efficiency solar cells, including developing what were the most efficient crystalline silicon solar cells in the world, we have successfully conducted research and a large number of experiments on solving the technical problems associated with manufacturing new types of solar cells. Focusing on improving cell conversion efficiency and enhancing manufacturing yields, we expect to deliver higher-efficiency products at times. For example, we have recently introduced Super Black modules to the market and have started to ship them since later 2013. Our Super Black module offers a pure black appearance for the entire panel including welding strips, making the module well suited for high-end rooftop projects and integrated constructions. With its anti-glare feature, our Super Black module reduces reflection and demonstrates high performance in low sunlight conditions. Resistant to salt mist, ammonia, snow and wind pressure, our Super Black modules are suitable for beach house, resort, and farm installations.

•	Increase our solar cell manufacturing efficiency and reduce the manufacturing costs. In 2011, our research team has made a concerted effort to improve the performance of our standard HP solar cells. We made efforts in continuously optimizing the processing parameters and conditions for each manufacturing step to streamline our manufacturing process and reduce the manufacturing costs. We are also working collaboratively with metallic paste manufacturers to reduce the paste used for our manufacturing without affecting solar cell performance. In addition, we are now in the process of development of 5BB technique which has an environment-friendly feature. Our research team has made and will continue to make efforts to optimize 5BB technique, which will enable us to save raw materials, increase the conversion rate and enhance power output performance in manufacturing of Waratah solar power products. We have filed patent applications for 5BB technique in a number of countries.

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

In addition, several government authorities in China, including the Ministry of Science and Technology, have provided us or committed to provide us with grants for our research in solar power technologies. Jiangsu Science and Technology Department also recognized our research and development capability by establishing the PV engineering technology research center in our company, which has passed the acceptance of Jiangsu Science and Technology Department in August 2009. We have invited solar power experts from external research institutes to form the expert commission for such research center. In 2013, the manufacturing technologies of our passivated emitter and rear cells, or PERC, passed the intermediate inspection of the national “863” scientific program. Our gross expenditures on research and development were $6.0 million, $3.2 million and $3.1 million in 2013, 2014 and 2015, respectively.

D.             Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to June 30, 2016 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.             Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2015:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	($, in thousands)
Operating lease obligations	12,719	2,599	5,045	5,047	28
Purchase obligations	4,620	4,620	-	-	-
Short-term borrowings	271,760	271,760	-	-	-
Long-term borrowings(1)	262,076	185,366	76,710	-	-

Total	551,175	464,345	81,755	5,047	28

(1)	Long-term borrowings have an annual interest rate of 5.06%. This figure includes the interest payable amount in connection with such long-term borrowings.

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

Item 6.            Directors, Senior Management and Employees

A.             Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position
Tingxiu Lu	54	Director, Chairman and Chief Executive Officer
Shiliang Guo	52	Director and Acting Chief Financial Officer
Merry Tang	56	Independent Director
Jian Li	62	Independent Director
Hong Cheng	60	Independent Director

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

B.             Compensation of Directors and Executive Officers

For the year ended December 31, 2015, the aggregate cash compensation that we paid to our directors and executive officers was approximately $693,000. There are no service contracts between us and our directors, except for those directors who are also our executive officers. For option grants to our officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

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

Share Incentive Plan

In October 2006, our board of directors adopted a share incentive plan, or the First Plan, later amended in April 2007 and May 2009, respectively, to link the personal interests of our board members, employees and consultants to those of our shareholders by providing them with an incentive to generate superior returns for our shareholders, as well as to provide us with the flexibility to motivate, attract and retain the services of these individuals upon whose judgment, interest and special effort the successful conduct of our operations is dependent. The First Plan provides for the grant of options, referred to as “awards,” and we have reserved 2,500,000 shares for issuance under the First Plan. We adopted a second share incentive plan, or the Second Plan, after obtaining the approval by shareholders in February 2008. We have reserved 4,190,748 shares for issuance under the Second Plan. As of December 31, 2015, we have granted 2,743,806 options and 2,996,898 restricted shares (including 2,414,016 forfeited shares) pursuant to the above plans.

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

C.             Board Practices

Board of Directors

Our board of directors currently has five directors. Mr. Xiaoqian Zhou, due to the personal reason, has elected to resign from his position as an independent director of our company with effect from December 29, 2015. Mr. Zhao Jianhua, due to the personal reason, has elected to resign from his position as a director and the chief technology officer of our company with effect from December 29, 2015.

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

Audit Committee. Our audit committee consists of Ms. Merry Tang, and Ms. Jian Li and is chaired by Ms. Merry Tang. Ms. Tang and Ms. Li satisfy the independence requirements of Rule 10A-3 under the Exchange Act, as amended. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Hong Cheng and Ms. Jian Li. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Hong Cheng and Ms. Jian Li. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Terms of Directors and Officers

Our shareholders have designated our directors into three classes, namely Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting after our initial public offering, respectively. Mr. Tingxiu Lu and Ms. Jian Li have been designated as Class A directors. Ms. Merry Tang has been designated as Class B directors. Mr. Hong Cheng and Mr. Shiliang Guo have been designated as Class C directors. At each subsequent annual general meeting after the third annual general meeting, the directors of the class who have been longest in office shall retire and shall be eligible for re-election. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

D.             Employees

We had 2,935 and 2,627 employees as of December 31, 2013 and 2014, respectively. As of December 31, 2015, we had 2,791 full-time employees, consisting of 2,066 in manufacturing, 141 in sales and marketing, 232 in engineering, 306 in general and administrative and logistics. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

E.             Share Ownership

The following table sets forth information, some of which has been obtained from public filings, with respect to the beneficial ownership of our ordinary shares as of March 31, 2016, by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number (1)	%(2)

Directors and Executive Officers:
Tingxiu Lu (3)	70,497,252	26.4
All Directors and Executive Officers as a Group	70,497,252	26.4

Principal Shareholders:
Elite Shine Group Limited (4)	70,497,252	26.4
Credit Suisse AG (5)	32,729,616	12.2
Exuberance Investment Limited (6)	32,678,274	12.2
PraxCapital Fund II, L.P (7)	16,043,934	6.0

*Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 267,287,253, being the number of ordinary shares outstanding as of March 31, 2016 plus the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2016.

(3)	Includes 56,574,018 ordinary shares and 773,513 ADSs, representing 13,923,234 ordinary shares, beneficially owned by Elite Shine Group Limited, a British Virgin Islands company, which is 100% owned by Mr. Lu. The business address for Mr. Lu is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China. Elite Shine Group Limited has entered into certain share pledge agreement in September 2009 with a Chinese bank.

(4)	Elite Shine Group Limited is 100% owned by Mr. Lu. The address of Elite Shine Group Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(5)	Based on a Schedule 13G Amendment No. 7 filed by Credit Suisse AG on February 6, 2015, this represents the 32,729,616 shares that may be deemed to be beneficially owned by Credit Suisse AG The ultimate parent company of Credit Suisse AG is Credit Suisse Group AG, a corporation formed under the laws of Switzerland. Credit Suisse Group AG disclaims beneficial ownership of shares beneficially owned by its direct or indirect subsidiaries, including Credit Suisse AG. Credit Suisse AG’s business address is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. See footnote 8 for additional discussion of these shares.

(6)	Based on a Schedule 13G filed by Exuberance Investment Limited on February 14, 2008, this represents 32,678,274 ordinary shares held by Exuberance Investment Limited, a British Virgin Islands company, with the registered address at P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. Exuberance Investment Limited is 97.83% owned by China Harvest Fund, L.P., a Cayman Islands exempted limited partnership, and 2.17% owned by China Harvest Parallel Fund I, L.P., a Cayman Islands exempted limited partnership, each with the registered address at the offices of M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The general partner of China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is China Renaissance Capital Investment, L.P., a Cayman Islands exempted limited partnership. Voting and investment power of shares beneficially held by China Harvest Fund, L.P. is exercised by the investment committee of China Renaissance Capital Investment, L.P. which consists of Mark Qiu, Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi. The address for these committee members is c/o China Renaissance Capital Investment, L.P., M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(7)	Based on a Schedule 13G Amendment No. 1 filed by PraxCapital Fund II, L.P. on February 13, 2009, this represents 16,043,934 ordinary shares held by PraxCapital Fund II, L.P., a Cayman Islands limited partnership, with the registered address at P.O. Box 309GT, Ugland House, South Church St., George Town, Grand Cayman. The general partner of PraxCapital Fund II, L.P. is Prax Capital GP II, a Cayman Islands company. Prax Capital GP II is controlled by its board of directors, consisting of Jose Luis Artiga, Fernando R. Vila, Jeff Jie-Ping Yao and Lei Xu. The address of Jose Luis Artiga is Chalet Augusta No. 2, 3963 Crains-Sur-Sierre, Switzerland. The address of Fernando R. Vila is 1001 Brickell Bay Drive, Suite 2402, Miami, Florida, 33131. The address of each of Jeff Jie-Ping Yao and Xu Lei is 333 Huai Hai Middle Road, Suite 1701, Shanghai, People’s Republic of China, 200021.

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

In 2015, we sold solar cells to CEEG (Nanjing) Semiconductor Co., Ltd., an entity controlled by our chairman, in the amount of $9,736. As of December 31, 2015, we had a balance of approximately $66.1 million due from CEEG (Nanjing) Semiconductor Co., Ltd.

In 2015, we purchased non-silicon raw materials from CEEG (Jiangsu) Insulative New Materials Co., Ltd. in the amount of $2.5 million. As of December 31, 2015, we had a balance of approximately $1.7 million due from CEEG (Jiangsu) Insulative New Materials Co., Ltd.

In 2015, we sold solar modules to CEEG, an entity controlled by our chairman, in the amount of $9.2 million, and machinery from CEEG in the amount of $0.02 million. As of December 31, 2015, we had a balance of $407,627 due to CEEG; and had a balance of $5.5 million due from CEEG.

In 2015, we sold solar modules to CEEG (Nanjing) Solar Research Institute in the amount of $810,619. As of December 31, 2015, we had a balance of $2.6 million due to CEEG (Nanjing) Solar Research Institute; and had a balance of $810,619 due from CEEG (Nanjing) Solar Research Institute.

In 2015, we sold solar modules to CEEG Korea Co., Ltd. in the amount of $26,535.

In 2015, we sold solar modules to Jiangxi Jingde Semiconductor New Material Co., Ltd., an entity controlled by our chairman, in the amount of $42,349. As of December 31, 2015, we had a balance of $168,739 due from Jiangxi Jingde Semiconductor New Material Co., Ltd.

In 2015, we sold solar modules to Jiangsu CEEG Cloud Commercial Co., Ltd. in the amount of $575,801.

In 2015, we sold solar modules to CEEG Holding Co., Ltd. in the amount of $100,930, and we purchased non-silicon raw materials from CEEG Holding Co., Ltd. in the amount of $198,508. As of December 31, 2015, we had a balance of $360,689 due from CEEG Holding Co., Ltd., and had a balance of $42,735 due to CEEG Holding Co., Ltd.

In 2015, we sold solar modules to CEEG Xinde (Shanghai) New Energy Co., Ltd. in the amount of $52,448, and we purchased non-silicon raw materials from CEEG Xinde (Shanghai) New Energy Co., Ltd. in the amount of $5,463. As of December 31, 2015, we had a balance of $354,338 due from CEEG Xinde (Shanghai) New Energy Co., Ltd..

In February 2014, we completed the acquisition of CSUN Australia Pty. Ltd, which was controlled by our chairman Mr. Tingxiu Lu before the acquisition. The total acquisition consideration of was nil primarily because, as of the date of acquisition, no capital was injected to CSUN Australia Pty. Ltd and CSUN Australia Pty. Ltd did not have substantial operation.

In March 2014, we entered into an equity transfer agreement with CEEG, under which we agreed to sell and CEEG agreed to purchase, 100% of the equity interest in Shanghai Sunergy for approximately RMB 231.2 million (US$37.7 million). Pursuant to the equity transfer agreement, we are entitled to receive the cash proceeds of approximately RMB 79.6 million (US$13.0 million) from this transaction in total. The remaining consideration will be settled through forgiveness of the amount due from us by Sunergy Shanghai. CEEG expressly undertakes that it will not utilize Sunergy Shanghai or its assets to engage in any business competitive with us. In August 2014, we reached a supplemental agreement with CEEG to extend the payment schedule of the outstanding cash proceeds under the original agreement. However, CEEG failed to make the remaining payment pursuant to the schedule provided under the supplemental agreement. As of the date of this annual report, the remaining amount that CEEG should pay to us is approximately RMB 40 million. In May 2016, CEEG and CEEG (Nanjing) Semiconductor Co., Ltd. jointly signed a commitment letter, pursuant to which CEEG and CEEG (Nanjing) Semiconductor Co., Ltd. agreed to settle the outstanding payment under the equity transfer agreement of approximately RMB 40 million within 18 months beginning from February 2016.

As of December 31, 2014 and 2015, the related balance was $70,186,196 and $66,137,486, which pertains to the prepayment of purchase of inventory from CEEG (Nanjing) Semiconductor Co., Ltd. (“CEEG Semi”). Pursuant to the agreement entered between CEEG Semi and us in November 2013, under which CEEG Semi agreed to settle the prepayment balance of $75 million via return of cash within one year, however CEEG Semi failed to fulfill its repayment obligations within the fiscal year 2014. In January 2015, we renewed the agreement with CEEG Semi, under which, CEEG Semi agreed to settle the prepayment balance of $70 million via return of cash within one year. Also, we obtained a commitment letter co-issued by CEEG and CEEG Semi assuring us that they planned to settle the amount in the next twelve months beginning from February 2015. However, CEEG and CEEG Semi failed to fulfill their commitments on the due date. Thus, CEEG and CEEG Semi co-issued a new commitment letter assuring us that they planned to settle the amount within two years beginning from February 2016.

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

As of December 31, 2015, approximately $40.0 million of the short-term bank borrowings have been guaranteed by Mr. Tingxiu Lu, our chairman and CEEG. Approximately $20.7 million of the short-term bank borrowings have been guaranteed by CEEG, CEEG (Jiangsu) Limited, CEEG (Nanjing) Special Transformer Co., Ltd., Mr. Lu and his wife. Approximately $6.7 million of the short-term bank borrowings have been secured by CEEG, Mr. Lu and the machinery of Sunergy Nanjing. Approximately $18.9 million short-term borrowing has been guaranteed by CEEG (Jiangsu) Ltd. and Mr. Lu. Approximately $30.8 million short-term borrowing has been guaranteed by CEEG (Jiangsu) Limited, CEEG Special Transformer Co., Ltd., certain land use right and machinery. Approximately $44.3 million short-term borrowing has been guaranteed by CEEG and a shareholder of one of our subsidiaries in Turkey.

As of December 31, 2015, approximately $50.0 million of the long-term bank borrowings have been guaranteed by Mr. Lu and his equity interests in CEEG. Approximately $100 million of the long-term bank borrowings have been guaranteed by CEEG, Mr. Lu and his wife. Approximately $62.9 million of the long-term bank borrowings have been guaranteed by fixed deposit. Approximately $44.9 of the long-term bank borrowings have been guaranteed by land use right and machinery.

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

Legal Proceedings

On March 20, 2012, DOC’s preliminary countervailing duty determination was issued with an average countervailing duty rate of 3.61% assigned to China Sunergy solar cells produced in China that are imported, including as part of modules or panels, into the United States. The DOC also preliminarily determined that the countervailing and anti-dumping duty investigations apply only to solar cells made in China, as well as panels and modules, regardless of where manufactured, incorporating such cells. The investigations would not apply to panels or modules made in China from solar cells manufactured in a third country. We were not selected as a mandatory respondent to the anti-dumping investigation and participated in this case as a separate rate respondent. The DOC and ITC have made their final determinations on October 9, 2012 and November 7, 2012, respectively, with the anti-dumping order and countervailing order issued on December 7, 2012. In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the antidumping duty order and countervailing duty order. We are currently subject to an anti-dumping duty at the rate of 25.96% and a countervailing duty at the rate of 15.42% for our solar cells produced in China that are imported, including as part of modules or panels, into the United States. The determinations trigger deposit requirements at the final rates on imports into the United States, which could be substantial, as to our affiliated U.S. import operations and increase our cost of selling into the United States and thus could adversely impact our export sales to the United States. PRC respondent companies are entitled to an opportunity to contest the determinations in the relevant U.S. court, but it is unclear whether they will do so and what the outcome might be. If the determinations are not contested or contested unsuccessfully, duties are applied retroactively on imports entered into the United States from the time of the preliminary determinations, which will materially and adversely affect our current and future sales in the United States.

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

In January 2014, we filed a complaint with the People's Court of Jiangning District of Nanjing against Jiangsu Nantong No.2 Construction Engineering (Group) Co., Ltd., or Nantong Engineering. The complaint alleged, among others, breach of contract by Nantong Engineering due to its failure to comply with the construction schedule as agreed. We claimed, among others, (1) the liquidated damages of approximately $196,000; and (2) refund of our extra payment of approximately $408,000. The People's Court of Jiangning District of Nanjing made a judgement partially in favor of us. This case was later appealed to the Intermediate People’s Court of Nanjing. As of the date of this annual report, the appeal proceeding is still pending before Intermediate People’s Court of Nanjing. We are unable to reliably estimate the probability of prevailing in the case.

In 2011, we entered into a series of contracts with Ecoware, under which, among other things, we agreed to supply solar modules to Ecoware, engage Ecoware to construct several solar power projects for us and purchase from Ecoware all equity interest in a company holding interests in several solar projects. As of the date of this annual report, we have trade receivable and down payments of approximately Euro 22.5 million (approximately $30.6 million) due from Ecoware under these contracts. Ecoware’s parent company, Aión Renewables S.p.A., or Aión, agreed to guarantee Ecoware’s performance under many of these contracts. In December 2012, we brought an action before the Court of Milan asking the court to order Ecoware and Aión (as guarantor of Ecoware’s obligations) to repay certain supply of solar modules for an amount of approximately Euro 17.7 million, interests included. The court’s judgment is still pending as of the date of this annual report. Ecoware and Aión have been declared bankrupt by Italian courts on March 28, 2013 and March 15, 2013, respectively. Should Ecoware or Aión decide not to challenge the decisions, the receiver will have sixty days from the publication of the decision to prepare a report for the judge detailing, among other things, the causes and circumstances of the bankruptcy and the diligence of the bankrupt in the exercise of its activities. After the quantification of the indebtedness status is validated by the judge, the receiver will have four months to prepare a plan stating how and in which percentage all the debtor’s assets will be distributed among the creditors. The plan will then be examined by the creditors and validated by the judge. The receiver will have to update his plan every four months, listing the available amounts and preparing a project of distribution of such amounts. As of the date of this annual report, Ecoware is still in the process of liquidation.

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

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Any dividend we declare will be paid to the holders of our ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable under. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details.

Our ADSs have been listed on the Nasdaq Global Market since May 17, 2007. Our ADSs traded on the Nasdaq Global Select Market under the symbol “CSUN.” until March 17, 2016. Our securities were removed from listing and registration due to our failure to regain compliance with NASDAQ Listing Rules related to the maintenance of minimum market value of publicly held shares of US$ 15,000,000 within a compliance period of 180 calendar days. Prior to December 21, 2011, one ADS represented six ordinary shares. On December 21, 2011, we effected a change of the ADS to ordinary share ratio from one ADS representing six ordinary shares to one ADS representing 18 ordinary shares. The ratio change has the same effect as a one-for-three ADS consolidation.

The following table provides the high and low closing prices for our ADSs on the Nasdaq Global Select Market for (1) the years of 2011, 2012, 2013 ,2014 and 2015; (2) each of the four quarters of 2014 and 2015 and (3) each of the past six months. For ease of comparison, the ADS prices before December 21, 2011 have been retroactively adjusted to reflect the ADS to ordinary share ratio change that took effect on December 21, 2011.

	Trading Price
	High	Low
	$	$

Annual High and Low
2011	14.40	1.09
2012	3.05	1.04
2013	9.49	1.29
2014	7.17	1.21
2015	2.18	0.95
Quarterly High and Low
First Quarter 2014	7.17	4.19
Second Quarter 2014	5.26	2.58
Third Quarter 2014	3.65	2.85
Fourth Quarter 2014	2.83	1.21
First Quarter 2015	2.17	1.06
Second Quarter 2015	2.18	1.55
Third Quarter 2015	1.94	1.10
Fourth Quarter 2015	1.54	0.95
First Quarter 2016 (until March 17, 2016)	1.14	0.45
Monthly Highs and Lows
October 2015	1.54	1.14
November 2015	1.31	0.95
December 2015	1.29	1.01
January 2016	1.14	0.77
February 2016	0.89	0.72
March 2016 (until March 17, 2016)	0.85	0.45

B.	Plan of Distribution

Not applicable.

C.	Markets

See “A. Offering and Listing Details.”

D.	Selling Shareholders

 Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Inspection of Books and Records. No holders of our ordinary shares (other than a director) shall have any right of inspecting any of our accounts, books or documents except as conferred by the Companies Law or authorized by the directors or by us in general meeting. However, we will make this annual report, which contains our audited financial statements, available to shareholders. See “Item 10.H. Documents on Display.”

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On April 16, 2012, the People’s Bank of China enlarged the RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. On March 17, 2014, such inter-bank spot was further enlarged to 2%. In 2015, the RMB depreciated significantly. The center point of the currency’s official trading band was 6.1265 in January, and was 6.4465 in December, which negative affected our 2015 revenues, as we report in U.S. dollars in our financial statements. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, and other tax laws not addressed herein.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided certain conditions are satisfied, including (1) our ADSs or ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs and ordinary shares are not currently traded on an established securities market in the United States. If we are deemed to be a “resident enterprise” under PRC tax law (see Item 10, “Additional Information—Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. As discussed above (see Item 10 “Additional Information—Taxation—People’s Republic of China Taxation”), we currently believe and take the position we are not a “resident enterprise” under PRC tax law. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to our ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.” If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares (see Item 10, “Additional Information—Taxation—People’s Republic of China Taxation”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

Passive Foreign Investment Company

Based on the estimated value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2015. However, we cannot assure you we were not a PFIC for 2015 and cannot assure you that we will not be a PFIC for 2016 or thereafter. A non-U.S. corporation will be a PFIC for any taxable year if either:

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

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election (if applicable), as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If our ADSs or ordinary shares qualify for the mark-to-market election and you such an election for your ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”, except the lower capital gains rate applicable to qualified dividend income generally would not apply.

However, the mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs and ordinary shares are not currently traded on a qualified exchange or other market. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

Additional reporting requirements

Individuals who own “specified foreign financial assets” with an aggregate value in excess of $50,000 are required by Section 6038D of the Code to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders who are individuals are urged to consult their tax advisors regarding the application of reporting rules to their ownership of our ADSs or ordinary shares.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 3.9%, 1.8%, 1.5%, 4.8% and 5.9% in 2004, 2005, 2006, 2007 and 2008, respectively, decreased slightly by 0.7% in 2009, and increased by 2.6%, 2.6%, 2.0% and 1.4% in 2012, 2013, 2014 and 2015, respectively.

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

Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2015, we had a Renminbi denominated cash balance of RMB 417.2 million, a U.S. dollar denominated cash balance of $34.2 million, and a Euro denominated cash balance of €0.7 million. Assuming we had converted the Renminbi denominated cash balance of RMB 416.2 million as of December 31, 2015 into U.S. dollar at the exchange rate of RMB 6.4778 for $1.00 as of December 31, 2015, this cash balance would have been $64.2 million. Assuming a further 1% appreciation of the U.S. dollar against the Renminbi, this cash balance would have decreased to $63.6 million as of December 31, 2015. Therefore, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, any appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

We are also subject to foreign currency translation risk. Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiary is Renminbi. We translate monetary assets and liabilities denominated in other currencies into Renminbi at the rates of exchange in effect at each balance sheet date. Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. We recorded these exchange gains and losses in the statements of operations. We incurred net foreign currency loss of $826, $12.7 million and $16.7 million in 2013, 2014 and 2015, respectively.

Starting from 2008, we entered into a series of foreign currency forward contracts with certain banks to hedge our exposure to foreign currency exchange risk. As of December 31, 2015, we had foreign currency forward contracts with a total contract value of approximately EUR4.7 million and $17.7 million, respectively. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations.

Counterparty Risk

Outstanding financial derivative instruments expose us to credit loss in the event of non-performance by the counterparties to the agreements. On a periodic basis, we review the credit ratings of our counterparties and adjust our exposure as deemed appropriate. The counterparty risk has been considered in the fair value measurement of derivative instruments.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2015, we had total short-term bank borrowings and current portion of long-term bank borrowings amounting to $271.8 million and total long-term bank borrowings amounting to $185.4 million. The average interest of our bank borrowings due within one year and long-term borrowings was 5.75% and 5.06%, respectively. Based on our bank borrowings as of December 31, 2015, a 1% increase in average interest rate of short-term and long-term loan would result in approximately a $4.6 million increase in our interest expense on an annual basis. Our future interest expense may increase due to changes in market interest rates.

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
· Share distributions, stock dividend, stock split, merger
· Exchange of securities or any other transaction or event affecting the ADSs or the deposited securities

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
· Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
· The depositary's or its custodian’s compliance with applicable law, rule or regulation
· Stock transfer or other taxes and other governmental charges
· Cable, telex and facsimile transmission and delivery charges
· fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities
· Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2015, we did not receive any payments from the depository or any reimbursement relating to the ADS facility.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (1992 version). The COSO framework is based upon five integrated components of control: control environment, risk assessment, control activities, information and communications and ongoing monitoring.

Based on the evaluation, our chief executive officer and chief financial officer have identified what they believe to be material weaknesses, which are discussed below. Therefore, our management concluded that our internal control over financial reporting was not effective as of December 31, 2015.

During the year ended December 31, 2015, our management identified the following material weaknesses in our internal control over financial reporting.

•	Due to a high turnover in our financial reporting staff, we did not have sufficient qualified financial reporting and accounting personnel equipped with appropriate U.S. GAAP and SEC reporting and disclosure knowledge or experience.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Grant Thornton, China member firm of Grant Thornton International, or Grant Thornton, for the years ended December 31, 2014 and 2015.

	2014(5)	2015(5)
Audit fees(1)	$658,501	$495,264
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve certain other audit-related services for the years ended December 31, 2014 and 2015.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	“All other fees” means sustainability consulting service related fee.

(5)	The aggregate fees for each category specified above for the years 2014 and 2015 include the audit fees and other related fees we paid for the services rendered by Grant Thornton for the years ended December 31, 2014 and December 31, 2015, respectively.

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

Termination of Deloitte and Appointment of Grant Thornton as Our Independent Registered Public Accounting Firm for the Year Ended December 31, 2014

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

During the fiscal years ended December 31, 2012 and 2013 and through December 1, 2014, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements for such fiscal years then ended. During the fiscal years ended December 31, 2012 and 2013 and through December 1, 2014, there were also no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that as of December 31, 2013 and 2014, we did not maintain effective internal control over financial reporting due to the material weaknesses identified, which relates to the lack of resources with appropriate accounting knowledge and experience to prepare and review financial statements and related disclosures in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2) On December 30, 2014, we announced the appointment of Grant Thornton, as our independent registered public accounting firm for the year ended December 31, 2014. The appointment was effective on December 30, 2014. During the fiscal years ended December 31, 2012 and 2013 and through December 1, 2014, neither we nor anyone on our behalf consulted Grant Thornton with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Grant Thornton concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement with Deloitte (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

ITEM 16H.	Mine safety disclosure

Not applicable.

III.	PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of China Sunergy and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).

2.2	Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

2.3	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 Amendment No. 2 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

2.4	Indenture dated as of July 1, 2008 between Wilmington Trust Company and the Registrant (incorporated by reference to Exhibit 4.8 of the Report of Foreign Private Issuer on Form 6-K filed by China Sunergy Co., Ltd. on July 2, 2008).

2.5	Amendment No.1 to Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders of the American Depositary Receipts (incorporated by reference to Exhibit 99.A2 from our Registration Statement on Form F-6 Amendment No. 1 (file no. 333-142574) filed with the Securities and Exchange Commission on December 9, 2011).

4.1	Subscription Agreement among the Registrant and other parties therein dated as of September 17, 2006 (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.2	Shareholders Agreement among the Registrant and other parties therein dated as of September 26, 2006, amended as of October 24, 2006, March 22, 2007 and April 24, 2007 (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.3	Registration Rights Agreement among the Registrant and other parties therein dated as of September 26, 2006 (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.4	Sale and Purchase Agreement among the Registrant, Sunergy BVI and other parties therein dated as of August 29, 2006 (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.5	Agreement for the Transfer and Assumption of Obligations among the Registrant, Sunergy BVI and other parties therein dated as of August 29, 2006 (incorporated by reference to Exhibit 4.8 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.6	Subscription Agreement among the Sunergy BVI, Sunergy Nanjing and other parties therein dated as of April 4, 2006 (incorporated by reference to Exhibit 4.9 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007)

4.7	Warrant Purchase Agreement among the Sunergy BVI, Sunergy Nanjing and other parties therein dated as of March 8, 2006 (incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.8	Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 4.1 from our Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (File No. 333-148125), as amended, filed with the Commission on June 22, 2009).

Exhibit Number	Description of Document

4.9	Second Share Incentive Plan, including form of Restricted Share Award Agreement (incorporated by reference to Exhibit 4.9 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.10	Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.11	Form of Employment Agreement between the Registrant and Senior Executive Officers of the Registrant (incorporated by reference to Exhibit 4.11 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.12	Form of Director Agreement between the Registrant and certain independent directors (incorporated by reference to Exhibit 4.12 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.13	English Translation of Authorization License for Usage of Trademark between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of June 7, 2006 (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.14	English Translation of Trademark License Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of March 15, 2006 (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.15	English Translation of License Authorization for Usage of Trademark between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of February 9, 2006 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.16	English Translation of Purchase Contract between Jiangsu Zhongneng and Sunergy Nanjing dated as of March 1, 2007 (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.17	English Translation of Property Lease Contract between CEEG (Nanjing) Special Transformers Co., Ltd. and Sunergy Nanjing dated as of August 29, 2006 (incorporated by reference to Exhibit 10.37 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.18	Series A and Series B Preferred Shares Sale and Purchase Agreement dated as of March 22, 2007 (incorporated by reference to Exhibit 10.39 from our Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

4.19	English Translation of Joint Venture Contract between Sunergy BVI and CEEG in 2007 (incorporated by reference to Exhibit 4.50 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.20	English Translation of Land Use Right Transfer Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of July 23, 2007 (incorporated by reference to Exhibit 4.51 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2008).

4.21	English Translation of Equity Interest Transfer Agreement regarding the transfer of equity interest in China Sunergy (Shanghai) Co., Ltd. between China Electric Equipment Group Co., Ltd. and China Sunergy (Hong Kong) Co., Limited. dated as of September 1, 2008 (incorporated by reference to Exhibit 4.61 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009)

4.22	ADS Lending Agreement, dated June 25, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by China Sunergy Co., Ltd. on July 2, 2008).

Exhibit Number	Description of Document

4.23	English Translation of EPC Contract for Multiple BIPV Photovoltaic Grid-Connected System Demonstration Project of CEEG Nanjing Science and Technology Park between CEEG (Nanjing) Solar Research Institute Co., Ltd. and Sunergy Nanjing dated as of December 29, 2009 (incorporated by reference to Exhibit 4.70 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.24	English Translation of Security Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of April 26, 2010 (incorporated by reference to Exhibit 4.79 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.25	English Translation of Share Transfer Agreement of CEEG (Nanjing) Renewable Energy Co., Ltd. among China Electric Equipment Group Co., Ltd., Sundex Holdings Limited and Sunergy Nanjing dated as of March 15, 2010 (incorporated by reference to Exhibit 4.84 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.26	English Translation of Share Transfer Agreement of CEEG (Shanghai) Solar Science & Technology Co., Ltd. among China Electric Equipment Group Co., Ltd., Sundex Holdings Limited and Sunergy Nanjing dated as of March 15, 2010 (incorporated by reference to Exhibit 4.85 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 28, 2010)

4.27	English Translation of Form of Real Estate Sale Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. (incorporated by reference to Exhibit 4.109 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.28	English Translation of Premises Lease Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. dated as of November 1, 2010 (incorporated by reference to Exhibit 4.115 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.29	English Translation of State-owned Land Use Right Transfer Contract between CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd. dated as of December 30, 2010 (incorporated by reference to Exhibit 4.116 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011)

4.30	English Translation of Long Term Sales Contract between Sunergy Nanjing and Suzhou GCL Photovoltaic Technology Co., Ltd., dated as of January 17, 2011 (incorporated by reference to Exhibit 4.33 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.31	English Translation of Agreement between CEEG (Nanjing) Renewable Energy Co., Ltd., CEEG (Nanjing) Solar Research Institute Co., Ltd., CEEG, CEEG (Nanjing) Semiconductor Co., Ltd., CEEG Nanjing International Trade Co., Ltd., CEEG (Nanjing) Special Transformer Co., Ltd., and CEEG (Jiangsu) Insulative New Material CO., Ltd. dated as of December 31, 2011 (incorporated by reference to Exhibit 4.42 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.32	English Translation of Security Agreement between China Electric Equipment Group Co., Ltd. and Sunergy Nanjing dated as of April 12, 2012 (incorporated by reference to Exhibit 4.47 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

4.33	English Translation of State-owned Land Use Right Assignment Contract between Yizheng Land and Resources Bureau and China Sunergy (Yangzhou) Co., Ltd. dated as of November 17, 2011 (incorporated by reference to Exhibit 4.50 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012)

Exhibit Number	Description of Document

4.34	English Translation of Share Transfer Agreement of China Sunergy (Shanghai) Co., Ltd. between China Sunergy (Nanjing) Co., Ltd., China Sunergy (Hong Kong) Co., Ltd and China Electric Equipment Group Co., Ltd., dated March 26, 2014 (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

4.35	English Translation of Agreement on Concerted Action between Bank and Enterprise by and among Bank of Nanjing Co., Ltd., Jiangsu Branch of China Development Bank Co., Ltd., Jiangsu Branch of China Construction Bank Co., Ltd., Jiangsu Branch of Bank of Communications, Nanjing Branch of China Merchants Bank Co., Ltd., Nanjing Branch of China Everbright Bank Co., Ltd., China Sunergy (Nanjing) Co., Ltd., CEEG (Nanjing) Renewable Energy Co., Ltd., CEEG (Shanghai) Solar Science Technology Co., Ltd., CSUN Trading (Hong Kong) Co., Limited, dated October 14, 2013 (incorporated by reference to Exhibit 4.69 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2014)

Exhibit Number	Description of Document

4.36	Offshore Employment Agreement between China Sunergy Co., Ltd. and Tingxiu Lu, dated September 19, 2014. (incorporated by reference to Exhibit 4.61 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 9, 2015)

4.37	Offshore Employment Agreement between China Sunergy Co., Ltd. and Shiliang Guo, dated November 1, 2014. (incorporated by reference to Exhibit 4.62 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 9, 2015)

4.38	Director Agreement between China Sunergy Co., Ltd. and Hong Cheng, dated December 30, 2014. (incorporated by reference to Exhibit 4.63 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 9, 2015)

4.39	Supplement Agreement to the Share Transfer Agreement of China Sunergy (Shanghai) Co., Ltd. between China Sunergy (Nanjing) Co., Ltd., China Sunergy (Hong Kong) Co., Ltd and China Electric Equipment Group Co., Ltd., dated August 14, 2014. (incorporated by reference to Exhibit 4.64 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 9, 2015)

4.40	English Translation of Product Purchase Contract (Long Term) between CEEG (Nanjing) Renewable Energy Co., Ltd. and China Electric Equipment Group Co., Ltd., dated January 9, 2014. (incorporated by reference to Exhibit 4.65 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 9, 2015)

4.41	English Translation of Sales Contract of Solar Modules between China Electric Equipment Group Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd., dated July, 2014. (incorporated by reference to Exhibit 4.66 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 9, 2015)

4.42	English Translation of CSUN Purchase Framework Contract between CEEG (Nanjing) Renewable Energy Co., Ltd. and CEEG (Jiangsu) Insulative New Materials Co., Ltd., undated. (incorporated by reference to Exhibit 4.67 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 9, 2015)

4.43*	Sales Agreement between CEEG (Shanghai) Solar Science Technology Co., Ltd. and CSUN-SOLAR International Limited.
4.44*	CEEG Payment Commitment Letter among Sunergy (Nanjing) Co., Ltd., China Sunergy (Hong Kong) Co., Ltd and CEEG (Nanjing) Semiconductor Co., Ltd., dated January 2016.
4.45*	Lease Agreement between CSUN Eurasia Energy Systems Industry and Trade Inc. and Niles Teknoloji San. Ve Tic. Ltd.Sti, dated January 10, 2014.
4.46*	English Translation of License Authorization for usage of Trademark between China Electric Equipment Group Co., Ltd. and China Sunergy (Nanjing) Co., Ltd., undated.

4.47*	English Translation of License Authorization for usage of Trademark between China Electric Equipment Group Co., Ltd. and China Sunergy (Nanjing) Co., Ltd., undated.

4.48*	English Translation of License Authorization for usage of Trademark between China Electric Equipment Group Co., Ltd. and China Sunergy (Nanjing) Co., Ltd., undated.

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from Registration Statement on Form F-1 (file no. 333-142367) filed with the Securities and Exchange Commission on April 25, 2007).

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Grant Thornton, Independent Registered Public Accounting Firm.

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Public Accounting Firm.

101.INS*	XBRL Instance Document.

101 SCH*	XBRL Taxonomy Extension Schema Document.

101 CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101 DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101 LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101 PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SUNERGY CO., LTD.

By:	/s/ Tingxiu Lu
	Name:	Tingxiu Lu
	Title:	Chairman and Chief Executive Officer

Date: January 18, 2017

CHINA SUNERGY CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Sunergy Co., Ltd.:

We have audited the accompanying consolidated balance sheets of China Sunergy Co., Ltd. and subsidiaries (the "Group") as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in equity (deficit) and cash flows for each of the two years in the period ended December 31, 2015 and 2014. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 18. These financial statements and financial statement schedule are the responsibilities of the Group's management. Our responsibilities are to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Sunergy Co., Ltd. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations, changes in equity (deficit) and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern.  As discussed in Note 2(a) to the consolidated financial statements, the Group's losses from operations, negative cash flow from operations, and negative working capital raise substantial doubt about its ability to continue as a going concern.  Management's plans concerning these matters are also discussed in Note 2(a) to the financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GRANT THORNTON

Shanghai, People’s Republic of China

January 17, 2017

To the Board of Directors and Shareholders of China Sunergy Co., Ltd.:

We have audited the accompanying consolidated statements of operations, comprehensive loss, changes in equity and cash flows of China Sunergy Co., Ltd. (the "Company") and subsidiaries (collectively referred to as the "Group") for the year ended December 31, 2013 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the operations and cash flows of the Group for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

Nanjing, China

April 29, 2014

CHINA SUNERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data)

	December 31,
	2014	2015
	$	$
ASSETS

Current assets:
Cash and cash equivalents	42,078,988	28,420,237
Restricted cash	179,395,642	76,101,057
Accounts receivable, net of allowance for doubtful accounts of $59,049,747 and $67,194,973 in 2014 and 2015, respectively	60,321,806	44,536,321
Notes receivable	-	341,876
Advance to suppliers	5,882,359	28,932,915
Amounts due from related parties	88,047,478	18,188,948
Inventories	52,883,224	61,567,740
Project assets	8,221,927	51,127
Deferred tax assets	2,075,802	2,095,990
VAT receivable	8,646,992	4,334,710
Prepaid expense and other current assets	10,662,715	4,501,081
Total current assets	458,216,933	269,072,002
Property, plant and equipment, net	226,799,680	202,625,663
Prepaid land use rights	23,375,126	22,933,574
Amounts due from related parties	-	71,964,325
Deferred tax assets	7,491,580	6,724,032
Other long-term assets	5,008,550	4,565,501
TOTAL ASSETS	720,891,869	577,885,097

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data)

	December 31,
	2014	2015
	$	$

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings	356,793,246	271,760,735
Current portion of long-term debt	20,412,210	185,365,999
Accounts payable	90,162,387	115,378,813
Notes payable	13,280,834	474,366
Amounts due to related parties	9,120,781	6,321,062
Accrued payroll and welfare	2,460,743	2,880,919
Advance from customers	4,622,795	44,858,094
Accrued expenses and other current liabilities	11,230,670	14,230,916
Income tax payable	3,445,049	4,312,005
Total current liabilities	511,528,715	645,582,909
Long-term debt	272,348,001	76,709,560
Deferred tax liability	262,926	227,712
Accrued warranty cost	22,417,835	23,498,201
Other liabilities	14,825,487	14,254,305
Total liabilities	821,382,964	760,272,687

Commitments and contingencies (Note 16)

Equity (deficit):
Ordinary shares (par value $0.0001; 463,247,600 shares Authorized, 240,701,253 shares issued and outstanding as of December 31, 2014 and December 31, 2015)	24,070	24,070
Additional paid-in capital	185,367,042	185,367,042
Treasury shares (at par value of $0.0001)	2,659	2,659
Accumulated deficit	(321,292,516)	(401,789,812)
Accumulated other comprehensive income	35,908,829	33,410,242
Total deficit attributable to China Sunergy Co., Ltd.	(99,989,916)	(182,985,799)
Non-controlling interest	(501,179)	598,209
Total deficit	(100,491,095)	(182,387,590)
TOTAL LIABILITIES AND EQUITY (DEFICIT)	720,891,869	577,885,097

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED statementS of operations

(In U.S. dollars, except for share data)

	Years ended December 31,
	2013	2014	2015
	$	$	$

Sales to third parties	306,334,566	331,039,143	430,869,262
Sales to related parties	9,851,128	10,068,554	10,958,090
Total revenues	316,185,694	341,107,697	441,827,352
Cost of sales to third parties	(291,372,403)	(319,890,205)	(407,877,860)
Cost of sales to related parties	(9,601,302)	(10,595,573)	(10,373,361)
Cost of revenues	(300,973,705)	(330,485,778)	(418,251,221)
Gross profit	15,211,989	10,621,919	23,576,131
Selling and marketing expenses	(16,416,359)	(13,168,297)	(16,942,979)
General and administrative expenses	(30,010,529)	(25,246,986)	(44,089,092)
Research and development expenses	(6,022,357)	(3,169,975)	(3,076,900)
Total operating expenses	(52,449,245)	(41,585,258)	(64,108,971)
Loss from operations	(37,237,256)	(30,963,339)	(40,532,840)
Interest expense	(28,805,652)	(27,918,904)	(26,443,126)
Interest income	6,586,276	5,606,718	4,152,540

Other income (expense), net	8,974,787	(2,605,310)	(15,793,010)
Loss before income taxes	(50,481,845)	(55,880,835)	(78,616,436)
Income tax expense	(1,127,627)	(614,285)	(1,372,266)
Net loss	(51,609,472)	(56,495,120)	(79,988,702)
Less: Net loss attributable to Non-controlling interest	(1,000,391)	(398,754)	508,594

Net loss attributable to ordinary shareholders of China Sunergy Co., Ltd.	(50,609,081)	(56,096,366)	(80,497,296)

Net loss per share:
Basic and diluted	$(0.20)	$(0.21)	$(0.30)
Share used in calculating basic and diluted loss per share	255,102,003	267,287,253	267,287,253

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED statementS of COMPREHENSIVE LOSS

(In U.S. dollars)

	Years ended December 31,
	2013	2014	2015
	$	$	$

Net loss	(51,609,472)	(56,495,120)	(79,988,702)
Other comprehensive income:
Foreign currency translation adjustments, net of tax impact of nil, for 2013, 2014 and 2015	584,066	(269,475)	(2,357,383)
Total comprehensive loss	(51,025,406)	(56,764,595)	(82,346,085)
Less:
Comprehensive loss attributable to non-controlling interest	(963,518)	(506,477)	649,798

Comprehensive loss attributable to ordinary shareholders of China Sunergy Co., Ltd.	(50,061,888)	(56,258,118)	(82,995,883)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In U.S. dollars, except for share data)

							Accumulated
			Additional				other
			paid-in			Accumulated	comprehensive	Non-controlling
	Ordinary shares		capital	Treasury shares		deficit	income	interest	Total equity deficiency
	Number	$	$	Number	$	$	$	$	$

Balance at January 1, 2013	267,287,253	26,729	185,367,042	-	-	(214,587,069)	35,523,388	(10,113)	6,319,977

Net loss	-	-	-	-	-	(50,609,081)	-	(1,000,391)	(51,609,472)
Other comprehensive income	-	-	-	-	-		547,193	36,873	584,066
Non-controlling interest capital injection	-	-	-	-	-	-		318,984	318,984
Return of the shares under Share Lending Agreement	(26,586,000)	(2,659)	-	26,586,000	2,659	-	-	-	-
Balance at December 31, 2013	240,701,253	24,070	185,367,042	26,586,000	2,659	(265,196,150)	36,070,581	(654,647)	(44,386,445)

Net loss	-	-	-	-	-	(56,096,366)	-	(398,754)	(56,495,120)
Other comprehensive income	-	-	-	-	-	-	(161,752)	(107,723)	(269,475)
Non-controlling interest capital injection	-	-	-	-	-	-	-	659,945	659,945
Balance at December 31, 2014	240,701,253	24,070	185,367,042	26,586,000	2,659	(321,292,516)	35,908,829	(501,179)	(100,491,095)

Net loss	-	-	-	-	-	(80,497,296)	-	508,594	(79,988,702)
Other comprehensive income	-	-	-	-	-	-	(2,498,587)	141,204	(2,357,383)
Non-controlling interest capital injection	-	-	-	-	-	-	-	449,590	449,590
Balance at December 31, 2015	240,701,253	24,070	185,367,042	26,586,000	2,659	(401,789,812)	33,410,242	598,209	(182,387,590)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2013	2014	2015
	$	$	$

Operating activities:
Net loss	(51,609,472)	(56,495,120)	(79,988,702)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	22,663,879	20,054,717	19,001,572
Bad debt provision (reversal)	500,329	(4,799,411)	12,030,757
Loss from disposal of property, plant and equipment	156,593	675,054	-
Project assets impairment	-	1,608,505	-
Inventory write-down	1,663,051	1,353,770	192,058
Amortization of convertible senior notes issuance cost and Share Lending Agreement	15,934	-	-
Gain (loss) on disposal of subsidiaries	(2,196,198)	(9,150,952)	848,527
Others	112,339	166,414	187,638

Changes in operating assets and liabilities:
Accounts receivable and notes receivable	(6,891,374)	27,714,858	7,298,383
Amounts due from related parties	(16,980,025)	2,732,663	(2,105,795)
Advance to suppliers	(1,873,321)	1,311,308	(23,050,556)
Inventories	37,534,916	(10,004,326)	(8,876,574)
Project assets	(5,393,761)	-	8,148,598
Prepaid expenses and other current assets and VAT receivable	7,046,015	2,187,345	9,815,501
Other long-term assets	(2,798,282)	428,760	255,411
Deferred tax assets	(2,735,317)	(342,620)	712,146
Accounts payable and notes payable	(27,101,093)	(37,589,057)	21,833,723
Amount due to related parties	(58,784,951)	(2,676,738)	(2,799,719)
Accrued expenses and other liabilities and Advance from suppliers	495,461	245,646	47,741,203
Income tax payable	3,030,065	76,775	866,956
Net cash used in operating activities	(103,145,212)	(62,502,409)	12,111,127

Investing activities:
Purchases of property, plant and equipment	(40,901,214)	(20,193,342)	(3,066,360)
Subsidy received from local government to purchase plant and equipment	6,418,016	4,718,080	950,166
Proceeds from disposal of property, plant and equipment	-	1,171,638	1,769,693
Proceeds from disposal of subsidiaries	4,264,462	6,793,288	22,202
Change in restricted cash	32,415,250	14,799,992	103,294,585
Net cash provided by (used in) investing activities	2,196,514	7,289,656	102,970,286

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2013	2014	2015
	$	$	$
Financing activities:

Capital injection from non-controlling interest	318,984	659,945	412,712
Repurchase of convertible senior notes	(1,500,000)	-	-
Proceeds from short-term bank borrowings	614,276,765	494,568,328	184,386,322
Proceeds from long-term bank borrowings	62,370,160	81,503,071	1,759,826
Repayment of bank borrowings	(706,361,235)	(527,074,770)	(277,684,489)
Net cash provided by (used in) financing activities	(30,895,326)	49,656,574	(91,125,629)

Effect of exchange rate changes on cash and cash equivalents	2,827,184	(6,660,410)	(37,614,535)

Net increase (decrease) in cash and cash equivalents	(129,016,840)	(12,216,589)	(13,658,751)

Cash and cash equivalents at the beginning of the year	183,312,417	54,295,577	42,078,988

Cash and cash equivalents at the end of the year	54,295,577	42,078,988	28,420,237

Supplemental disclosure of cash flow information:

Interest paid	27,501,427	29,790,059	22,785,338
Income taxes paid	832,879	558,017	-

Supplemental disclosure of non-cash investing activities:
Restricted cash collateral received (paid) in connection with Share Lending Agreement	(2,097,340)	-	-
Purchase of property, plant and equipment included in accounts payable	19,159,892	23,262,943	13,839,178

The accompanying notes are an integral part of the consolidated financial statements.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Sunergy Co., Ltd. (the “Company” or "China Sunergy Cayman") was incorporated under the laws of the Cayman Islands on August 4, 2006. The Company and its subsidiaries (collectively referred to as the "Group”) are principally engaged in the design, development, manufacturing and marketing of solar cells and modules in the People’s Republic of China (the “PRC”) and overseas markets.

As of December 31, 2015, the Company’s subsidiaries include the following entities:

		Date of
		Incorporation	Percentage of
Subsidiaries' Name	Principal Activities	or acquisition	Ownership	Place of Incorporation

China Sunergy Co., Ltd. ("China Sunergy BVI")	Investment Holding	January 27, 2006	100%	British Virgin Islands
China Sunergy (Hong Kong) Co., Limited ("Sunergy Hong Kong")	Investment Holding	December 7, 2007	100%	Hong Kong
China Sunergy Europe Gmbh	Marketing Service	November 27, 2007	100%	Germany
China Sunergy (Nanjing) Co., Ltd. ("Sunergy Nanjing")	Solar cells manufacturing	August 2, 2004	100%	PRC
CEEG (Shanghai) Solar Science Technology Co., Ltd. ("SST")	Modules manufacturing	November 1, 2010	100%	PRC
CEEG (Nanjing) Renewable Energy Co., Ltd ("NRE")	Modules manufacturing	November 1, 2010	100%	PRC
China Sunergy (US) Clean Tech Inc	Sales & Marketing service	April 8, 2011	100%	US
CSUN Trading (Hong Kong) Co., Limited	Trading	May 4, 2011	100%	Hong Kong
China Sunergy (Yangzhou) Co., Ltd.	Solar cell Manufacturing and Research& Development (“R&D”)	June 30, 2011	100%	PRC
China Sunergy Luxembourg S.A	Photovoltaic project's Engineering & sales	August 5, 2011	100%	Luxembourg
CSUN Holding (Luxembourg) s.a.r.l	Investment Holding	April 26, 2012	100%	Luxembourg
CSUN Renewable Energy (France) S.A.R.L	Marketing service	May 29, 2012	100%	France
CSUN Holding UK LTD	Photovoltaic project's Engineering & sales	July 17, 2012	100%	UK
CSUN Italy S.A.R.L	Marketing service	August 29, 2012	100%	Italy
AEE Renewables UK 6 Limited	Photovoltaic Project	October 30, 2012	100%	UK

CSUN Eurasia Energy Systems Industry and Trade Inc.	Modules manufacturing	November 12, 2012	80%	Turkey
CSUN Eurasia Energy Technologies Industry and Trade Inc.	Solar cells manufacturing	November 12, 2012	80%	Turkey
LianyungangYuanhui Solar Power	Photovoltaic project's Engineering and sales	July 15, 2013	100%	PRC
China Sunergy( Nanjing) Solar Energy Co., Ltd.	Solar cell, modules Manufacturing, R&D and sales	April 30, 2014	100%	PRC
China Sunergy (Nanjing) Power Science & Technology Co.,Ltd.	Solar cell, modules Manufacturing ,R&D and sales	April 30, 2014	100%	PRC
JuanchengXingze Solar Electric Power Co., Ltd.	Photovoltaic project's Engineering and sales	March 21, 2014	100%	PRC
CSUN Energy Solutions Australia Pty Ltd.	Photovoltaic project's Engineering and sales	April 30, 2014	100%	Australia
CSUN Australia Pty. Ltd.	Sales & Marketing service Trading	March 19, 2014	100%	Australia
CSUN (Japan) Solar EnergyCo., Ltd.	Solar cell, modules Manufacturing & sales	March 20, 2014	70%	Japan
CSUN Energy Investment Inc.	Photovoltaic project's Engineering and sales	March 10, 2014	80%	Turkey
Korea Sunergy Co., Ltd.	Solar cells manufacturing	December 23, 2014	50%	South Korea
CSUN-SOLAR International Limited	Photovoltaic project's Designing & Construction	June 04, 2015	25%	Hong Kong
CSUN Energy (Shanghai) Co., Ltd	Photovoltaic project's Engineering & sales	November 3, 2015	100%	PRC

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation

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

The following factors raise substantial doubt about the Group's ability to continue as a going concern for the foreseeable future.

•	The solar industry is being negatively impacted by a number of factors including excess capacity, reduction of government incentives in key solar markets, higher import tariffs and the European debt crisis. These factors have contributed to declining average selling prices for the Group's products. Since December 31, 2011, the Group's average selling price of modules has recovered from $0.59/watt to $0.63/watt in 2014, and slightly decreased to $0.53/watt in 2015.

•	For the year ended December 31, 2015, the Group incurred an operating loss of $40.5 million and for the year ended December 31, 2014 an operating loss of $31.0 million.

•	During the year ended December 31, 2015, the Group experienced positive cash flow of $12.1 million from operations. During the year ended December 31, 2014, the Group experienced negative cash flow of $62.5 million from operations.

•	As of December 31, 2015, the Group's current liabilities exceed its current assets by $376.5 million. While the Group had cash and cash equivalents of $28.4 million and restricted cash of $76.1 million, it had short-term bank borrowings of $271.8 million, all due within one year and the current portion of long-term debt amounting to $185.4 million.

These factors are mitigated by the following plans and actions:

•	The China Banking Regulatory Commission (the “CBRC”) Jiangsu Branch, together with the local City Government led a meeting with the commercial banks, including Bank of Nanjing, Bank of Communications, and China Everbright Bank, who has loan balance with the Group. All parties have entered into a written memo and agreed to continue providing financial support to the Group, including extensions and renewals of existing loans, representing 16.01% of the total outstanding loans from these banks as of May 22, 2015. The memo has not defined the duration of the support but indicated the importance to support the Group in such a critical time. The rest banks, including Export-import Bank of China, China Development Bank, etc., who have loan balance of $357.53 million (representing 83.99% of the total outstanding loans) with the Group, did not join the agreement.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(a)	Basis of presentation - continued

•	While there can be no assurance that the Group will be able to refinance its short-term bank borrowings as they become due, historically, the Group has renewed or rolled over most of its short-term bank loans upon the maturity date of the loans and has assumed it will continue to be able to do so. From January 1, 2016 to April 30, 2016, the Group renewed short-term bank borrowings of $82.2 million.

•	The Group has taken a number of cost reduction initiatives. Since the second half of 2011, the Group has implemented its business strategy of cost reduction through research and development efforts at each stage of its vertically integrated manufacturing process and economies of scale through expanding its solar module business. The Group’s research efforts are currently focused on several main product lines, including solar cells and PV modules. The Group focuses on improving cell efficiency and reducing production costs by enhancing manufacturing yields, which enable the Group to deliver higher-efficiency products at a lower cost.

•	The Group has expanded a portion of its manufacturing to Europe through establishing plants to manufacture and sell solar products in Turkey. The overseas production capacities enable us to stay closer to the European market than certain of our competitors which only conduct manufacturing operations in China, capture business opportunities in emerging solar power markets such as Turkey and neighboring countries, and mitigate the adverse effect on our sales to European countries caused by anti-dumping and countervailing duties that may be imposed.

Management believes that, should its plans be successful, adequate sources of liquidity will exist to fund the Group’s working capital and capital expenditures requirements, and to meet its short-term debt obligations, other liabilities and commitments as they become due. There can be no assurance though that such plans will be successful.

(b)	Basis of consolidation

The consolidated financial statements include the assets, liabilities, revenues and expenses of the Group. All intercompany transactions and balances have been eliminated on consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the consolidated financial statements include valuation allowances of deferred tax assets, inventory valuation, allowance on accounts receivable and supplier advances, provision of warranty costs, forfeiture rate of options, the useful lives for property plant and equipment, intangible assets, impairment of long-lived assets.

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, notes receivable, other current assets, amounts due from/to related parties, accounts payable, notes payable customer advances and long-term bank loans. The carrying amounts of the Group’s cash and cash equivalents, restricted cash, accounts receivable, amounts due from/to related parties, accounts payable, customer advances and accrued expenses and other current liabilities approximated their fair values as of the balance sheet dates due to the short maturity of those instruments. The fair value of long-term bank loans are estimated based on the discounted value of future contractual cash flows which approximates their carrying value due to the fact they are predominately stated at variable rates. These assets and liabilities, excluding cash and cash equivalents (which fall into level 1 of the fair value hierarchy), fall into level 2 of the fair value hierarchy.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(f)	Accounts receivable and allowance for doubtful accounts

Accounts receivable are recognized and carried at the original transaction amount less allowance for doubtful accounts. The Group maintains allowance for doubtful accounts for uncollectible accounts receivable. Estimates of anticipated losses from doubtful accounts are based on days past due, historical collection and other factors. The Group periodically assesses accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable are stated net of the provision of doubtful accounts on balance sheets, if any.

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

Project assets consisted of the following:

	At December 31,
	2014	2015
	$	$

Project assets – Module cost	2,227,804	-
Project assets – Development	5,994,123	51,127
Total	8,221,927	51,127

The Group reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, the Group considers a number of factors, including changes in environmental, ecological, permitting, or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. There were $1,608,505 and $nil impairment charge recognized for the years ended December 31, 2014 and 2015, respectively.

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

Costs incurred in constructing new facilities, including progress payments and other costs related to construction, are capitalized and transferred to property, plant and equipment on completion, at which time depreciation commences. Interest cost incurred and capitalized in respect of construction of new facilities amounted to $3,816,232, $4,425,863 and $2,638,888 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

(k)	Impairment of long-lived assets

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

There was no impairment charge recognized during the years ended December 31, 2014 and 2015, respectively.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(l)	Income taxes

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

The Group determines whether or not a tax position is "more-likely-than-not" of being sustained upon audit based solely on the technical merits of the position. The Company records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. At December 31, 2013, 2014 and 2015, the Group had recorded no uncertain tax benefits. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

(m)	Revenue recognition

Solar power products

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

Taxes collected from customers and remitted to governmental authorities are excluded from revenues and such taxes are presented on a net basis.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(m)	Revenue recognition - continued

Solar power projects

The Company recognizes revenue from the sale of project assets in accordance with ASC 360-20, Real Estate Sales. For these transactions, the Company has determined that the project assets, which represent the costs of constructing solar power projects, represent "integral" equipment and as such, the entire transaction is in substance the sale of real estate and subject to the revenue recognition guidance under ASC 360-20 Real Estate Sales. The Company records the sale as revenue using Percentage-of-completion method. The Company applies the percentage-of-completion method, as further described below, to certain real estate sales arrangements where the Company conveys control of land or land rights, (a) when a sale has been consummated; (b) the Company has transferred the usual risks and rewards of ownership to the buyer; (c) the initial and continuing investment criteria have been met; (d) the Company has the ability to estimate its costs and progress toward completion, and (e) all other revenue recognition criteria have been met. The initial and continuing investment requirements, which demonstrate a buyer's commitment to honor their obligations for the sales arrangement, can typically be met through the receipt of cash or an irrevocable letter of credit from a highly creditworthy lending institution. When evaluating whether the usual risks and rewards of ownership have transferred to the buyer, the Company considers whether it has or may be contingently required to have any prohibited forms of continuing involvement with the project.

Solar engineering, procurement and construction projects

The Company recognizes revenue related to solar system integration projects on the percentage-of-completion basis. The Company estimates its revenues using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Company applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When the Company determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly.

During 2015, the Company recognized $11.3 million of revenue from the engineering, procurement and construction projects using the percentage-of-completion method.

(n)	Buy-and-sell arrangements

In 2013, 2014 and 2015, the Group entered into arrangements wherein the Group purchases accessorial raw material and sells solar wafers to the same counterparties. These arrangements are to maintain the quantity and quality of the silicon cell and other accessorial material supply, which are a key input into the production of solar modules.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(n)	Buy-and-sell arrangements - continued

Based on the substance of the arrangements, the Group records such transactions at the market value.

Transactions under buy-and-sell arrangement are as follows:

	Years ended December 31,
	2013	2014	2015
	$	$	$
Sell:
Solar wafer	155,869	1,586,980	5,966,841
Solar cell	-	1,976,141	27,557,313
Solar module	1,790,579	14,297,671	28,564,666
Purchase:
Raw material	2,704,839	3,292,306	44,453,562
Solar cell	382,716	11,971,938	32,647,267

(o)	Cost of revenue

Cost of revenue includes production and indirect costs, as well as warranty costs.

(p)	Research and development

Research and development costs are expensed when incurred and amounted to $6,022,357, $3,169,975, $3,076,900, for the years ended December 31, 2013, 2014 and 2015, respectively. Research and development costs include the cost incurred for the development of the business prior to the establishment of technological feasibility. Maintenance cost incurred after the establishment of technological feasibility is charged to expense as incurred.

(q)	Advertising expenses

Advertising costs are expensed as incurred. The Group incurred advertising costs amounting to $938,330, $783,942 and $563,817 for the years ended December 31, 2013, 2014 and 2015, respectively.

(r)	Shipping and handling cost

Shipping and handling cost for products sold are expensed as incurred and included in sales and marketing expense. The Group incurred shipping and handling cost amounting to $4,890,611, $4,781,150 and $7,585,568 for the years ended December 31, 2013, 2014 and 2015, respectively.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(s)	Warranty cost

Solar modules are typically sold with up to 25 year warranty against specified declines in the initial minimum power generation capacity at the time of sale. In addition, the Group provides warranty for solar modules against defects in materials and workmanship for a period of five years or ten years from the date of sale.

The Group currently accrues for all product warranties on a cumulative basis, based on its best estimate to date. The Group estimates the cost of warranties to be approximately 1.0% of solar module sales and includes that amount in cost of revenues. The Group makes such estimate based on a number of factors including; i) the nature of the warranties provided, which are consistent with industry practice, ii) actual claim expenses incurred, iii) internal testing results, and iv) other assumptions that affect estimates of warranty costs, including industry data for warranty claim activities and academic research. The Group acknowledges that such estimates require significant judgment and the Group will continue to analyze its claim history, academic research and internal testing results and the performance of its products compared to the Group's competitors in determining the adequacy of warranty accruals. An increase or decrease of 0.1% accrual rate, applicable to sales of solar module, would have resulted in a corresponding increase or decrease in warranty expense of $1.08 million for the year ended December 31, 2015.

The movement of the Group's accrued warranty costs is summarized below:

	Years ended December 31,
	2013	2014	2015
	$	$	$
Beginning balance (warranty accrued)	17,163,711	20,129,274	22,417,835
Addition	3,366,686	2,785,113	1,427,340
Claimed	(401,123)	(496,552)	(346,974)
Ending balance	20,129,274	22,417,835	23,498,201

(t)	Government grants

Government grants are recognized when received and all the conditions for their receipt have been met.

Specifically, government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets are recognized as other liabilities in the consolidated balance sheet and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets. In 2015 and 2014, the Company received government grants of $0.95 million and $4.7 million, respectively, for the purchase of non-current assets.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(t)	Government grants – continued

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. In 2014 and 2015, approximately $0.95 million and $1.11 million government grants, respectively, were recognized as income, and $0.20 million and $0.21 million, respectively, were recognized as an offset to general and administrative expenses.

(u)	Foreign currency translation

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

(v)	Comprehensive loss

Comprehensive loss includes all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net loss and foreign currency translation adjustments.

(w)	Foreign currency risk

The functional currency of the Group’s subsidiaries which operate in the PRC is Renminbi (“RMB”). The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group's aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to USD equivalent of $164,193,726 and $64,253,495 at December 31, 2014 and 2015, respectively.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(x)	Concentration of credit risk

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

The following table sets forth the changes in allowance for doubtful accounts:

	Years ended December 31,
	2013	2014	2015
	$	$	$

Opening balance	(63,006,093)	(64,940,205)	(59,049,747)
Addition	(10,337,119)	-	(12,030,757)
Reversal	9,836,790	4,799,411	-
Write-off	-	-	-
Effect of exchange rate
change in foreign currency	(1,433,783)	1,091,047	3,885,531
Ending balance	(64,940,205)	(59,049,747)	(67,194,973)

Around 2012, the Group purchased insurance from Sinosure to cover the bad debt risk for certain customer’s account receivables for $23.6 million. According to the Group’s policy the Group will not provide allowance for doubtful accounts when covered by Sinosure. As of December 31, 2015, the Group assessed that the accounts receivables covered by Sinosure are over two years and the Group cannot be sure whether or when the amount could be collected, therefore significant doubt of the collectability of these account receivables exist. The Group, however, in the past already provided a $12.2 million allowance for these account receivables. The Group provided an allowance for doubtful accounts for the rest of $11.4 million during 2015.

There are no third party customers accounting for 10% or more of total revenue for the years ended December 31, 2013, 2014 or 2015.

Accounts receivable from customers accounting for 10% or more of total gross accounts receivable are as follows:

	At December 31,
Name of Customer	2014	2015

Company A	21%	22%

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(y)	Net loss per share

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

For the years ended December 31, 2013, 2014 and 2015, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Years ended December 31,
	2013	2014	2015
	$	$	$

Outstanding options and restricted shares	297,120	202,310	70,904
Assumed conversion of convertible senior notes	-	-	-
Total	297,120	202,310	70,904

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years ended December 31,
	2013	2014	2015

Net loss attributable to ordinary shareholders- for the calculation of basic loss per share	$(50,609,081)	$(56,096,366)	$(80,497,296)
Net loss attributable to ordinary shareholders- for the calculation of diluted loss per share	$(50,609,081)	$(56,096,366)	$(80,497,296)
Weighted–average ordinary shares outstanding- for the calculation of basic loss per share	255,102,003	267,287,253	267,287,253
Weighted–average ordinary shares outstanding- for the calculation of diluted loss per share	255,102,003	267,287,253	267,287,253
Net loss per share:
Basic	$(0.20)	$(0.21)	$(0.30)

Diluted	$(0.20)	$(0.21)	$(0.30)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(z)	Share-based compensation

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

(aa)	Recently issued accounting pronouncements

Recently adopted accounting standards

In April 2014, the FASB issued guidance for the reporting of discontinued operations, which also contains new disclosure requirements for both discontinued operations and other disposals that do not meet the definition of a discontinued operation. This guidance was adopted by the Company effective January 1, 2015. The effects of this guidance will depend on future disposals by the Company.

Accounting standards issued but not yet adopt

In February 2016, the FASB issued guidance to provide a new comprehensive model for lease accounting.  Under this guidance, lessees and lessors should apply a "right-of-use" model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance sheet leases.  This guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018.  Early adoption is permitted.  Management is currently evaluating the impact that this guidance will have on the Company's consolidated financial statements.

In November 2015, the FASB issued guidance which will require entities to present deferred tax assets and deferred tax liabilities as noncurrent on the consolidated balance sheet.  The guidance simplifies the current guidance, which requires entities to separately present deferred tax assets and deferred tax liabilities as current and noncurrent on the consolidated balance sheet.  This guidance may be applied either prospectively or retrospectively and is effective for fiscal years beginning after December 15, 2016, with early adoption permitted.  The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(aa)	Recently issued accounting pronouncements – continued

In September 2015, the FASB issued guidance which simplifies the accounting for measurement period adjustments related to business combinations, which eliminates the requirement for an acquirer in a business combination to account for measurement period adjustments retrospectively.  Under this guidance, acquirers must recognize measurement period adjustments in the period in which they determine the amounts, including the effect on earnings of any amount they would have recorded in previous periods if the accounting had been completed at the acquisition date.  This guidance is effective for fiscal years beginning after December 15, 2015, with early adoption permitted.  Measurement period adjustments of any future acquisitions will be accounted for under this new guidance. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

In July 2015, the FASB issued guidance which requires entities to measure most inventory at the lower of cost and net realizable value, thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market.  The update is effective for fiscal years beginning after December 15, 2016, and interim periods therein.  Early application is permitted.  Management is currently evaluating the impact that this guidance will have on the Company's consolidated financial statements, if any.

In April 2015, the FASB issued guidance on simplifying the balance sheet presentation of debt issuance costs. The update requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. Debt disclosures will include the face amount of the debt liability and the effective interest rate. In August 2015, the FASB amended this guidance for debt issuance costs associated with line-of-credit arrangements to reflect that the SEC would not object to the deferral and presentation of debt issuance costs as an asset and subsequent amortization of debt issuance costs over the term of the line-of-credit arrangement, whether or not there are any outstanding borrowings on the line-of-credit arrangement.  The update requires retrospective application and represents a change in accounting principle. The update is effective for fiscal years beginning after December 15, 2015. Early application is permitted. Management does not believe that the adoption of this guidance will have a material impact on the Company's consolidated financial position or results of operations.

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

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(aa)	Recently issued accounting pronouncements – continued

In August 2014, the FASB issued guidance on the presentation of financial statements when there is substantial doubt about an entity's ability to continue as a going concern. The amendment requires that an entity's management evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. If conditions or events raise substantial doubt about an entity's ability to continue as a going concern, additional disclosure is required to enable users of the financial statements to understand the conditions or events, management's evaluation of the significance of those conditions and management's plans that are intended to alleviate or management's plans that have alleviated substantial doubt. The amendment is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Management is currently evaluating the impact that this guidance will have on the Company’s consolidated financial statements, if any.

In June 2014, the FASB issued guidance on stock compensation.  The amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period being treated as a performance condition.  A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards.  Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered.  The amendment is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2015.  Earlier adoption is permitted.  Management does not believe that the adoption of this guidance will have any material impact on the Company's consolidated financial position or results of operations.

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

3.	INVENTORIES

Inventories consist of the following:

	At December 31,
	2014	2015
	$	$

Raw materials	26,697,632	30,414,215
Work-in-process	990,073	1,286,926
Finished goods	25,195,519	29,866,599
Inventories, net	52,883,224	61,567,740

In 2013, 2014, and 2015, inventories were written down by $1,663,051, $1,353,770, and $192,058, respectively, to reflect the lower of cost or market adjustments.

4.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, consist of the following:

	At December 31,
	2014	2015
	$	$

Buildings	63,695,930	94,618,940
Plant and machinery	158,824,781	177,001,485
Furniture, fixtures and equipment	14,733,578	17,107,733
Motor vehicles	1,616,276	1,432,100
	238,870,565	290,160,258
Less: Accumulated depreciation	(107,510,326)	(110,445,214)
	131,360,239	179,715,044
Construction in process	95,439,441	22,910,619
Property, plant and equipment, net	226,799,680	202,625,663

Depreciation expense was $20,014,581, $19,279,243 and $20,368,431 for the years ended December 31, 2013, 2014 and 2015, respectively.

On June 2015, the Group has signed a property transfer agreement, include machinery and parts, with a third party company, under which the Group agreed to sell and the third party company agreed to purchase the property for a total consideration of $1,050,000. The carrying amount of the property was $1,020,000. As part of the agreement, the third party company will further export and sold the property to the Group’s overseas subsidiary in Vietnam for a total consideration of $1,050,000.

5.	PREPAID LAND USE RIGHTS

	At December 31,
	2014	2015
	$	$

Prepaid land use rights, cost	25,627,478	25,754,286
Less: Accumulated amortization	(2,252,352)	(2,820,712)
Prepaid land use rights, net	23,375,126	22,933,574

The Group disposed of Sunergy Shanghai during 2014, a subsidiary mainly engaged in Solar cells manufacturing. With the transaction, $4,465,743 and $523,530 of prepaid land use rights at cost and related accumulated amortization were written off. See note 12(a) for further detail.

Amortization expense was$662,677, $567,312 and $561,735for the years ended December 31, 2013, 2014 and 2015.

In 2016, 2017, 2018, 2019 and 2020 the Group will record annual amortization expense of approximately $561,735.

6.	INTANGIBLE ASSETS, NET

Intangible assets that owned by Turkey and Japan were primarily acquired in the year of 2015 through the business acquisition, and amortization expenses were $5,220 for the year ended December 31, 2015. These assets were grouped within prepaid land use rights on the consolidated balance sheet.

7.	BANK BORROWINGS

	At December 31,
	2014	2015
	$	$

Short-term bank borrowings	356,793,246	271,760,735
Current portion of long-term borrowings	20,412,210	185,365,999
Long-term bank borrowings	272,348,001	76,709,560
Total	649,553,457	533,836,294

The Group's short-term bank borrowings had annual average fixed interest rates of 6.88% and 5.75% in year 2014 and 2015, respectively. These loans represent borrowings of the Group from various financial institutions. Each of these borrowings has a term of six months to one year, and expires at various times throughout the year.

The Group's long-term bank borrowings had annual average fixed interest rates of 4.20% and 5.06% in year 2014 and 2015, respectively. These loans represent borrowings of the Group from China Development Bank, Bank of Nanjing, Shanghai Rural Commercial Bank, Agricultural Bank of China (Hong Kong Branch), China Everbright Bank(Hong Kong Branch), Deniz Bank, and Odea Bank with a term of two to seven years, which would expire between 2016 and 2018.

7.	BANK BORROWINGS - continued

The short-term bank borrowings (in millions) were guaranteed by:

	At December 31,
	2014	2015
	$	$

Fixed deposit	209.0	15.4
China Electric Equipment Group Co., Ltd. and Group Chairman Mr. Tingxiu Lu	16.3	40.0
China Electric Equipment Group Co., Ltd., CEEG (Jiangsu) Ltd., CEEG (Nanjing) Special Transformer Co., Ltd. and Group Chairman Mr. Tingxiu Lu and his wife Mrs. Guilan Shi	26.1	20.7
China Electric Equipment Group Co., Ltd., Group Chairman Mr. Tingxiu Lu and machinery from China Sunergy (Nanjing) Co., Ltd.	8.1	6.7
CEEG (Jiangsu) Ltd. and Group Chairman Mr. Tingxiu Lu	13.1	18.9
Construction in progress	3.6	6.5
Songjiang District SME Credit Guarantee Center	1.0	-
Shareholder of subsidiaries in Turkey	3.0	-
China Electric Equipment Group Co., Ltd. and Jiangsu Xinde Asset Management Co., Ltd. and CEEG (Zhengjiang) Power Transformer and Group Chairman Mr. Tingxiu Lu and his wife Mrs. Guilan Shi	8.2	12.2
Jiangsu Xinde Asset Management Co., Ltd and CEEG (Zhenjiang) Power Transformer Co., Ltd and Group Chairman Mr. Tingxiu Lu and his wife Mrs. Guilan Shi	8.2	13.0
Fixed deposit pledge and shareholder of subsidiaries in Turkey	0.7	2.5
Fixed deposit pledge and China Electric Equipment Group Co., Ltd.	10.0	-
Construction in Progress & Fix assets and China Electric Equipment Group Co., Ltd, CEEG (Nanjing) Special Transformer Co., Ltd and Group Chairman Mr. Tingxiu Lu	1.6	-
CEEG (Jiangsu) Limited and CEEG Special Transformer Co., Ltd and new energy and Land use right and plant	32.7	30.8
China Electric Equipment Group Co., Ltd. and SEUL (Turkey shareholder)	-	44.3
SEUL (Turkey shareholder)	-	1.0
Total	341.6	212.0

7.	BANK BORROWINGS - continued

The Group’s long-term bank borrowings (in millions) were guaranteed by:

	At December 31,
	2014	2015
	$	$

Land use right and machinery	38.2	44.9
Group Chairman Mr. Tingxiu Lu and his stock rights in China Electric Equipment Group Co., Ltd.	50.0	50.0
China Electric Equipment Group Co., Ltd., CEEG (Jiangsu) Limited, and Group Chairman Mr. Tingxiu Lu	30.6	-
Fixed deposit	51.2	62.9
China Electric Equipment Group Co., Ltd. and machinery	13.0	-
China Electric Equipment Group Co., Ltd. and Group Chairman Mr. Tingxiu Lu and his wife Mrs. Guilan Shi	100.0	100.0
Construction in Progress & Property, plant and equipment	9.8	4.3
Total	292.8	262.1

The Group has short-term credit facilities of $279.2 million from various banks to facilitate its purchase of raw materials, of which $237.1 million were withdrawn with $42.1 million available to use as of December 31, 2015. The bank facilities have no restrictions as to the use of such facilities and contain no financial covenants. These short-term credit facilities are renewable annually upon mutual agreement between the parties.

The Group has a seven-year credit facility of $160.2 million from China Development Bank to facilitate its new 200MW cell production lines, which had $23.2 million of credit facility available for use as of December 31, 2015.

The Group has a six-year credit facility of $20.0 million from Shanghai Rural Commercial Bank designed solely for capital expenditure purposes, which had $9.2 million of credit facility available for use as of December 31, 2015.

The Group has a four-year credit facility of $50.0 million used to supplement working capital requirements from China Development Bank, which were fully withdrawn as of December 31, 2015.

The Group has three-year credit facilities of $9.0 million and $2.5 million from Bank of Deniz Bank and Odea Bank used to supplement working capital requirements, which had $6.5 million and $1.3 million of credit facility available for use as of December 31, 2015.

8.	Fair value measurement

Recurring change in fair value

There were no assets or liabilities that were measured at fair value on a recurring basis as of December 31, 2015.

Non-recurring change in fair value

Given the market capitalization was significantly less than the net asset value as of December 31, 2011, the Group fully impaired the goodwill balance of $14.8 million in year 2011. As of December 31, 2013, 2014 and 2015, the Group had no assets or liabilities remeasured at fair value on a non-recurring basis.

Valuation techniques and classification

The following is a description of the fair value techniques used for instruments measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy described above.

As of December 31, 2015, the carrying amounts of accounts receivable, notes receivable, advance to suppliers, accounts payable, notes payable, advance from customers, amount due from (to)related parties and short-term borrowings approximated their fair values due to their short-term nature.

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

The fair value estimates presented above are based on pertinent information available to management as of December 31, 2014 and 2015, respectively. Although management is not aware of any factors that would significantly affect these fair value estimates, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from the amounts presented.

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

As of December 31, 2013, all loaned shares have been returned to the Group, no fair value measurement was required and they were recorded as treasury shares and included in the number of outstanding shares used in calculating loss per share in 2014 and 2015.

The total issuance costs associated with the share-lending arrangement was $1.9 million. The amortization of the issuance costs was $0.01 million for the year ended December 31 2013.

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

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these defined contribution plan based on certain percentages of the employees' applicable payroll cost. The total contribution for such employee benefits was $5.9 million, $5.1 million and $4.2 million for the years ended December 31, 2013, 2014 and 2015, respectively.

11.	PROFIT APPROPRIATION

Pursuant to laws applicable to entities incorporated in the PRC, PRC subsidiaries such as Sunergy Nanjing, SST, NRE, China Sunergy (Yangzhou) Co., Ltd and Lianyungang Yuanhui Solar Power Co., Ltd are prohibited from distributing their statutory capital and should make appropriations from PRC GAAP after-tax profit to other non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end until the accumulated reserve fund has reached 50% of the registered capital of the respective company); the appropriation to the other funds are at the PRC subsidiaries' discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends, loans or advances to the Company and amounted to RMB49.4 million ($7.9 million) and RMB38.4 million ($5.4 million) as of December 31, 2014 and 2015. Due to a net loss in 2014 and 2015, PRC subsidiaries made no appropriation to other non-distributable reserve funds. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of RMB 1,716.4 million ($244.7 million) at December 31, 2015 is considered restricted.

12.	OTHER (EXPENSE) INCOME, net

	Years ended December 31,
	2013	2014	2015
	$	$	$

Foreign currency exchange gain (loss), net	(826)	(12,721,957)	(16,684,951)
Government grants	1,921,965	948,641	1,111,823
Gain(Loss) on disposal of subsidiaries (Note (a))	2,196,198	9,150,952	(826,325)
Compensation in relation to dispute settlement (Note (b))	1,790,214	-	-
Forgiveness of interests owed to a related party	2,436,882	-	-
Others	630,354	17,054	606,443
Total	8,974,787	(2,605,310)	(15,793,010)

12.	OTHER (EXPENSE) INCOME, net - continued

Note:

(a)	The gain on disposal of subsidiaries for the year ended December 31, 2013 arose from disposal of the Company’s wholly owned subsidiaries, Jinchang New Sunshine Solar Power Co., Ltd. (“Jinchang New Sunshine”) and HamiHuiteng Solar Power Co., Ltd (“HamiHuiteng”).

Jinchang New Sunshine and HamiHuiteng were mainly engaged in the photovoltaic project’s engineering and sales, and were on their pre-operating stage. During the year of 2014, the Company entered into sale agreements with Changzhou Guangyu New Energy Co., Ltd. and Changzhou Dinghui New Energy Co., Ltd. to dispose of its 100% equity interest in Jinchang New Sunshine and HamiHuiteng, respectively. The disposals were completed on December 10, 2014.

The amount of the consideration for disposal of Jinchang New Sunshine was $1.9 million, of which $1.6 million has been collected. The carrying amount of net assets on the date of disposal was $0.4 million. The Company recorded a disposal gain of $1.5 million in other (expense) income, net. The amount of the consideration for disposal of HamiHuiteng was $4.3 million, of which $2.7 million has been collected. The carrying amount of net assets on the date of disposal was $3.6 million. The Company recorded a disposal gain of $0.7 million in other (expense) income, net.

The disposal did not constitute discontinued operations as the Company will continuously be the sole material provider of Jinchang New Sunshine and HamiHuiteng, for the construction of the photovoltaic projects, and therefore, significant cash inflows are expected to be received by the Company as a result of such continuation of activities with Jinchang New Sunshine and HamiHuiteng after the disposal transaction.

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

12.	OTHER (EXPENSE) INCOME, net - continued

Note: - continued

The gain on disposal of subsidiary for the year ended December 31, 2015 arose from disposal of the Company’s wholly owned subsidiary, AEE Renewable UK 7 Limited. (“AEE7”).

AEE7 was mainly engaged in the photovoltaic project’s engineering and sales, and were on their pre-operating stage. During the year of 2015, the Company entered into sale agreements with SPOWER HOLDINGS (UK) LIMITED to dispose of its 100% equity interest in AEE7. The disposals were completed on 16 January 2015.

The amount of the consideration for disposal of AEE7 was $80.86 million and the carrying amount of net assets on the date of disposal was $81.69 million. The Company recorded a disposal loss of US$0.83 million in other (expense) income, net.

(b)	The compensation in relation to dispute settlement is the compensation payment from a supplier due to its failure to provide the Company with solar modules pursuant to the agreement. No such case occurred in 2014 and 2015.

13.	Income TAXES

Cayman Islands

China Sunergy Cayman is not subject to tax on income or capital gain according to the current laws of the Cayman Islands.

British Virgin Islands (“BVI”)

China Sunergy BVI is not subject to tax on income or capital gain according to the current laws of the British Virgin Islands.

Hong Kong

Sunergy Hong Kong is subject to Hong Kong profit tax at a rate of 16.5% in 2013, 2014 and 2015. CSUN International (Hong Kong) Co., Ltd was incorporated in August 2013 and is subject to Hong Kong profit tax at a rate of 16.5% in 2013, 2014 and 2015. No Hong Kong profit tax has been provided as Sunergy Hong Kong and CSUN International (Hong Kong) Co., Ltd have no assessable profit that was earned in or derived from Hong Kong in the periods presented.

CSUN Trading (Hong Kong) Co., Limited was incorporated in May 2011 and is subject to Hong Kong profit tax at a rate of 16.5% in 2013, 2014 and 2015.

PRC

Under the Law of the People's Republic of China on Enterprise Income Tax ("New EIT Law"), which was effective from January 1, 2008, both domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Sunergy Nanjing, as a wholly foreign owned enterprise engaged in a manufacturing business, was entitled to two years of exemption followed by three years of 50% deduction starting from its first profitable year which was 2006. In addition, Sunergy Nanjing, as a recognized High and New Technology Enterprise ("HNTE"), is entitled to preferential tax rate of 15% for a three-year validity period from 2008 to 2010.The management of the Group chose to enjoy the transitional relief rate of 12.5% from 2008 to 2010, for Sunergy Nanjing. Sunergy Nanjing renewed its certificate of HNTE in 2011 and 2014 separately, with an effective period from 2011 to 2014, and thus, in 2015, a 25% tax rate is applied.

13.	Income TAXES - continued

PRC - continued

Sunergy Shanghai was established in November 2007 and its applicable EIT rate is 25%. Sunergy Shanghai did not have substantive operations and was disposed during 2014. See note 12(a) for further detail.

SST was acquired in November 2010, as a recognized HNTE, is entitled to preferential tax rate of 15%which obtained the certificate of HNTE since 2009. SST renewed its certificate of NHTE in 2012 and 2015, with an effective period from 2012 to 2017, and thus was eligible for a 15% preferential tax rate in 2015.

NRE was acquired in November 2010 and its applicable EIT rate is 25%.

China Sunergy (Yangzhou) Co., Ltd and Lianyungang Yuanhui Solar Power Co., Ltd were established in June 2011 and July 2013 separately, their applicable EIT rate is 25%. They did not have substantive operations and had incurred minimal non-operating related losses.

The Group has no uncertain tax positions as of December 31, 2014 and 2015 or unrecognized tax benefits which would favorably affect the effective income tax rate. The Group does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next 12 months.

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

The PRC is the primary tax jurisdiction in which the Company operates. As of December 31, 2015, the Company's PRC subsidiaries remain subject to tax examination by the PRC tax authorities for the tax years 2012 through 2015 on non-transfer pricing matters, and the tax years 2005 to 2015 on transfer pricing matters. There is no statute of limitations in the case of tax evasion.

The statute of limitations in Hong Kong is 6 years.

The provision for income taxes by tax jurisdictions for the years ended December 31, 2013, 2014 and 2015 is as follows:

	Years ended December 31,
	2013	2014	2015
	$	$	$
Loss from operations before income tax:

PRC	(42,999,102)	(49,984,053)	(69,648,396)
Other jurisdictions	(7,482,743)	(5,896,782)	(8,968,040)
Total loss before income tax	(50,481,845)	(55,880,835)	(78,616,436)

13.	Income TAXes- continued

PRC – continued

	Years ended December 31,
	2013	2014	2015
	$	$	$

Current income tax expense:

PRC	(1,981,113)	-	-
Other jurisdictions	(1,881,831)	(554,966)	(866,955)
Total current income tax expense	(3,862,944)	(554,966)	(866,955)

Deferred income tax benefit(expense):

PRC	1,481,687	1,326,512	(1,318,258)
Other jurisdictions	1,253,630	(1,385,831)	812,947
Total deferred income tax benefit(expense)	2,735,317	(59,319)	(505,311)

Total income tax benefit (expense)	(1,127,627)	(614,285)	(1,372,266)

Reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years ended December 31,
	2013	2014	2015

PRC statutory enterprise income tax rate	25.0%	25.0%	25.0%
Different tax rates in other jurisdictions	(3.3%)	1.5%	1.3%
Other non-deductible expense for tax purposes	(5.3%)	0.1%	0.1%
Effect of tax holiday	(5.5%)	(7.6%)	(0.4%)
Effect of future tax rate change	8.3%	-	-
50% additional deduction of R&D expense	1.2%	0.2%	0.1%
Change in valuation allowance	(23.5%)	(21.5%)	(28.5%)
Others	0.9%	1.2%	3.8%
	(2.2%)	(1.1%)	1.4%

13.	Income TAXes- continued

	Years ended December 31,
	2013	2014	2015

Gross tax exemption	$2,756,938	$4,244,345	$399,166

Tax holiday per share-basic	$0.01	$0.02	$0.002

Tax holiday per share-diluted	$0.01	$0.02	$0.002

The principal components of the deferred tax assets are as follows:

	At December 31,
	2014	2015
	$	$
Deferred tax assets:
Depreciation of property, plant and equipment	1,618,387	2,772,121
Warranty costs	4,144,552	4,479,558
Inventory write-down	408,683	320,336
Allowance for doubtful account	12,882,718	13,142,784
Net operating loss carry forwards	51,404,673	76,537,194
Fixed assets impairment	17,397	164,351
Others	116,905	1,749,118
Gross total deferred tax assets	70,593,315	99,165,462
Valuation allowances	(61,025,933)	(90,345,440)
Net deferred tax assets	9,567,382	8,820,022
Analysis as:
Current	2,075,802	2,095,990
Non-current	7,491,580	6,724,032
Total deferred tax assets	9,567,382	8,820,022

	At December 31,
	2014	2015
	$	$
Deferred tax liabilities:
Intangible assets	(262,926)	(227,712)
Total deferred tax liabilities	(262,926)	(227,712)

Analysis as:
Current	-	-
Non-current	(262,926)	(227,712)
Total deferred tax liabilities	(262,926)	(227,712)

13.	Income TAXes- continued

The net operating loss carry forwards of the Group's PRC subsidiaries are approximately $399.1 million as of December 2015, mainly for SST, NRE, Sunergy Nanjing.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes.

Based on the current profit, projected future profitability, and other available evidence, the Group believes that except for certain long-lived temporary differences, deferred tax assets associated with the net operating loss carried forwards and other short-term temporary differences such as bad debt allowances are not more likely than not to be realized. Therefore, a $90.3 million valuation allowance was recorded by the Group.

In accordance with the New EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group plans to indefinitely reinvest the undistributed earnings of the Company's PRC subsidiaries. As of December 31, 2015, the Company's PRC subsidiaries have an accumulated deficit of $399.1 million. Upon distribution of any future earnings in the form of dividends or otherwise, the Company would be subject to the then applicable PRC tax laws and regulations.

14.	SHARE-bASED COMPENSATION

Prior to January 1, 2008, pursuant to the company's Share Incentive Plan which allows the Company to offer share incentive awards to employees, officers, directors, individual consultants or advisors who rendered services to the Group, 2,500,000 options were authorized and 2,050,900options were granted, which generally vest over four years and have a 10-year contract term.

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

On January 9, 2009, the Group granted options to purchase 260,002 and 80,640 ordinary shares to certain employees at an exercise price of $1.283 and $0.7 per share, respectively. The options expire ten years from the date of grant, with one-fourth of the options vesting on each of the following four grant date anniversaries. At the same date, the Group also granted options to purchase 100,002 ordinary shares to a consultant at an exercise price of $0.7 per share. The shares subject to the option vested on December 31, 2009 and are exercisable within 5 years from the date the option is vested.

In 2013, 2014 and 2015, the Group did not grant any additional options to employees.

The Group recorded $nil, nil and nil as compensation expense for the years ended December 31, 2013, 2014 and 2015, respectively.

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

2009

Average risk-free rate of return	1.51%~2.40%
Expected term	6~10 years
Expected volatility rate	84%
Expected dividend yield	0%

A summary of the option activities is follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	Options	exercise price	contract term	intrinsic value

Outstanding at January 1, 2015	202,310	$0.995	1.33	$-
Forfeited	(131,406)	$0.839	0.29	$-
Outstanding at December 31, 2015 (all vested and exercisable)	70,904	$1.283	1.77	$-

As of December 31 2015, there was no unrecognized compensation expense related to unvested share-based compensation.

15.	RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

Amounts due from related parties - Current:

	Years ended December 31,
	2014	2015
	$	$

Trade related balances	75,713,936	10,562,498
Non-trade related balances	12,333,542	7,626,450
Amounts due from related parties	88,047,478	18,188,948

Trade related balances pertain to receivables and prepayments in respect of sales and inventory acquisition or land use right purchases from related parties with common ultimate investors. Details with such parties are as follows:

	At December 31,
Name of related party	2014	2015
	$	$

CEEG (Nanjing) Semiconductor Co., Ltd.	70,186,196	-
China Electric Equipment Group Co., Ltd.	4,054,056	5,508,488
CEEG (Nanjing) Solar Research Institute	597,774	810,619
CEEG (Jiangsu) Insulated New Material Co., Ltd.	4,620	1,701,548
Jiangxi Jingde Semiconductor New Material Co., Ltd.	44,942	168,739
Nanjing Xinde New Energy Technology Co., Ltd.	583,390	-
CEEG Holding Co.,Ltd.	148,768	100,930
Jiangsu CEEG Business Co., Ltd.	94,190	538,515
Eco Energy S.r.l	-	368,503
CEEG (Nanjing) Transmission and Distribution Equipment Co., Ltd.	-	24,823
CEEG Xinde Shanghai New Energy Co., Ltd.	-	354,338
CEEG Group Co., Ltd.	-	178,260
CEEG Holding Co., Ltd.	-	360,689
CEEG (Nanjing) Electricity Technology Co., Ltd.	-	447,046
	75,713,936	10,562,498

As of December 31, 2014 and 2015, the trade related balance was $75,713,936 and $10,562,498, respectively, which pertains to the sales of inventory. Pursuant to the agreement entered between the Company and CEEG Semi in November 2013, under which CEEG Semi agreed to settle the prepayment balance of $75 million via return of cash within one year, however CEEG Semi failed to return cash to the Company within fiscal year 2014. In January 2015, the Company renewed the agreement with CEEG Semi, under which, CEEG Semi agreed to settle the prepayment balance of $70 million via return of cash within one year. Also, the Company obtained a commitment letter co-issued by CEEG and CEEG Semi declaring that it planned to settle the amount in the next twelve months beginning from February 2015.

As of December 31, 2014, the non-trade related balance was $12,333,542, of which 1) $6,180,174 pertains to the disposal of Sunergy Shanghai to China Electric Equipment Group, and 2) $3,958,029 pertains to sale of machineries from SST, NRE and Sunergy Nanjing to the Turkey Entities through China Electric Equipment Group Co., Ltd.

As of December 31, 2015, the current non-trade related balance was $7,626,450, of which $2,288,137 pertains to sale of machineries from SST, NRE and Sunergy Nanjing to the Turkey Entities through China Electric Equipment Group Co., Ltd.

Amounts due from related parties – Non-current:

	Years ended December 31,
	2014	2015
	$	$

Trade related balances	-	66,137,486
Non-trade related balances	-	5,826,839
Amounts due from related parties	-	71,964,325

As of December 31, 2014 and 2015, the non-current trade related balance was nil and $66,137,486, which pertains to the prepayment of purchase of inventory from CEEG (Nanjing) Semiconductor Co., Ltd. (“CEEG Semi”) Pursuant to the agreement entered between the Company and CEEG Semi in November 2013, under which CEEG Semi agreed to settle the prepayment balance of $75 million via return of cash within one year, however CEEG Semi failed to supply inventory or return cash to the Company within fiscal year 2014. In February 2016, new commitment letter was issued by CEEG and CEEG Semi declaring that they planned to settle the amount within two years beginning from February 2016. Furthermore, demonstrated by related parties’ current financial situation, they have the short-term or long-term paying capacity to repay their debt.

As of December 31, 2014, the non-current non-trade related balance was nil.

As of December 31, 2015, the non-current non-trade related balance was $5,826,839, which pertains to the disposal of Sunergy Shanghai to China Electric Equipment Group.

15.	RELATED PARTY TRANSACTIONS AND BALANCES- continued

Related party balances– continued

Amounts due to related parties:

	At December 31,
	2014	2015
	$	$

Trade related balances	4,424,706	5,404,989
Non-trade related balances	4,696,075	916,073
Amounts due to related parties	9,120,781	6,321,062

Trade related balances pertain to payables and pre-collected amounts in respect of rental, inventory purchases and sales to/from related parties with common ultimate investors. Details of trade related balances with such parties are as follows:

	At December 31,
Name of related party	2014	2015
	$	$

Jiangxi Jingde Semiconductor New Material Co., Ltd.	111,013	-
China Electric Equipment Group Co., Ltd.	522,763	407,627
CEEG (Nanjing) Intelligent Technology Co., Ltd.	172,852	162,881
CEEG (Jiangsu) Insulated New Material Co., Ltd.	1,442,674	57,330
CEEG (Nanjing) Semiconductor Co., Ltd.	140,865	132,739
CEEG (Nanjing) Solar Research Institute	1,923,774	2,621,211
CEEG (HK) Limited Co., Ltd.	47,029	47,029
Jiangsu XindeMinyong Photovoltaic System Co., Ltd.	63,736	-
CEEG KOREA CO.,LTD.	-	26,536
VIETNAM SUNERGY COMPANY	-	110,580
CEEG Xinde Shanghai New Energy,.Co Ltd	-	4,084
CEEG (Nanjing) Trandmission and Distribution EquiomentCo., Ltd	-	1,325,182
CEEG (Nanjing) Solar Technology,.Co Ltd	-	7,535
CEEG (Nanjing) Electricity Technology,.Co Ltd	-	455,333
CEEG (Jinagsu) Electricity Design,.Co Ltd	-	4,187
CEEG Holding Co.,Ltd	-	42,735

	4,424,706	5,404,989

15.	RELATED PARTY TRANSACTIONS AND BALANCES- continued

As of December 31, 2014, the non-trade related balances were $4.7 million, of which $3.6 million pertains to the Turkey Entities' purchase of machineries from China Electric Equipment Group Co., Ltd. and the rest pertains to the prepaid electricity fee from CEEG Semi.

As of December 31, 2015, the non-trade related balances were $916k of which $900k was the prepaid electricity fee from CEEG Semi and CEEG Special Transformer.

Related party transactions

Other than as disclosed in Note 7, details of related party transactions are as follow:

sales to related parties with common ultimate investors:

Name of related party	Years ended December 31,
	2013	2014	2015
	$	$	$
CEEG (Nanjing) Solar Research Institute	1,450,689	333,943	810,619
CEEG (Nanjing) Semiconductor Co., Ltd.	247,563	9,736	9,736
China Electric Equipment Group (Hong Kong) Co., Ltd.	71,852	-	-
China Electric Equipment Group Co., Lt	7,435,809	5,333,313	9,238,197
CEEG (Jiangsu) Insulated New Material Co., Ltd.	606,322	-	-
CEEG Korea Co., Ltd.	-	4,065	26,535
Jiangxi Jingde Semiconductor New Material Co., Ltd.	38,893	95,555	42,349
Jiangsu Xinde Civil Photovoltaic System Co., Ltd.	-	715,691
Jiangsu CEEG Cloud Commercial Co., Ltd.	-	328,053	575,801
Nanjing Xinde New Energy Technology Co., Ltd.	-	1,501,211
CEEG Holding Co., Ltd.	-	1,738,797	100,930
CEEG Xinde (Shanghai)New Energy Co., Ltd.	-	8,190	52,448
CEEG Jiangsu Electric Power Design	-	-	101,475

	9,851,128	10,068,554	10,958,090

purchase of raw materials from related parties with common ultimate investors are as follows:

Name of related party	Years ended December 31,
	2013	2014	2015
	$	$	$

China Electric Equipment Group Co., Ltd.	4,778,993	379,275	-
CEEG (Nanjing) Semiconductor Co., Ltd.	21,449,705	40,296	-
Jiangxi Jingde Semiconductor New Material Co., Ltd.	4,811,590	-
CEEG (Jiangsu) Insulated New Material Co., Ltd.	6,181,715	3,668,758	2,533,814
CEEG (Nanjing) Special Transformer Co., Ltd.	181	-	-
CEEG (Jiangsu) Electricity Design Co., Ltd	-	-	540,454
CEEG Korea CO.,LTD	-	-	27,323
CEEG Holding CO.,LTD	-	-	198,509
CEEG Xinde (Shanghai)New Energy Co., Ltd.	-	-	5,463

	37,222,184	4,088,329	3,305,563

Since December 2012, the Group set up cell and module plants in Turkey and transferred some machinery from SST and NRE to the new plants in Turkey through China Electric Equipment Group Co., Ltd. in the amount of $2.1 million, $0.02 million and $0.02 million in2013, 2014 and 2015, respectively.

15.	RELATED PARTY TRANSACTIONS AND BALANCES- continued

Related party transactions - continued

Short-term borrowings from CEEG Semi, with common ultimate investors, are as follows:

	Years ended December 31,
	2013	2014	2015
	$	$	$

Opening balance	(9,545,760)	-	-
Borrowings	(28,713,240)	-	-
Repayment	38,259,000	-	-
Closing balance	-	-	-

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

In 2014 and 2015, the Group had no short-term borrowings from CEEG Semi.

16.	COMMITMENTS AND CONTINGENCIES

a)	Operating lease commitments

The Group has operating lease agreements principally for staff quarters and for warehouse premises in the PRC. Such leases have remaining terms generally within 48 months, and are renewable upon negotiation. Rental expense was $1,677,533, $1,626,155 and $2,828,343 for the years ended December 31, 2013, 2014 and 2015, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2015 were as follows:

Twelve-month period ending December 31,

2016	$2,598,819
2017	$2,485,605
2018	$2,559,278
2019	$2,435,197
2020	$2,611,972
Over 5 years	$27,720
$12,718,591

16.	COMMITMENTS AND CONTINGENCIES- continued

b)	Purchase commitments

	At December 31,
	2013	2014	2015
	$	$	$
Commitments to purchase property, plant and equipment (1)	13,356,755	8,028,764	4,619,772
Commitments to purchase silicon raw materials (2)	845,131,131	464,634,744	-
	858,487,886	472,663,508	4,619,772

(1)	Future payment required for purchase of property, plant and equipment are as follows:

Twelve-month period ending December 31,
2016	$4,619,772
Total	$4,619,772

(2)	As of December 31, 2015, there is no future payment required for silicon raw materials.

17.	SEGMENT INFORMATION

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

	Years ended December 31,
	2013	2014	2015
	$	$	$
Europe:
- Germany	43,997,078	15,732,066	7,814,269
- Italy	7,747,266	856,757	2,164,856
- Spain	1,558,828	81,246	519,227
- Belgium	1,319,670	244,416	115,498
- France	48,504,587	69,270,852	22,248,618
- Czech Republic and Slovakia	1,806,237	645,756	7,427
- Bulgaria	1,886,258	60,928	162,794
- United Kingdom	6,055,612	7,115,464	9,358,569
- Turkey	2,184,793	3,391,385	16,239,051
- The Netherlands	8,412,013	2,063,336	10,636,374
- Others	25,719,756	5,337,190	11,424,286
Europe total	149,192,098	104,799,396	80,690,969

PRC	97,038,992	137,148,042	195,218,069
India	26,943,051	20,328,345	46,261,046
South Korea	-	8,751	7,801,036
Australia	7,783,075	8,400,530	5,596,174
America	1,837,797	2,400,047	46,403,021
Japan	31,313,082	57,774,158	28,851,457
Others	2,077,599	10,248,428	31,005,580
Total net revenues	316,185,694	341,107,697	441,827,352

Substantially all the identifiable assets of the Group are located in the PRC.

18.	SUbsequent events

On February 2nd, 2016, a fire resulted in the temporary closure of the Company’s owned manufacturing facility in Nanjing. Management is implementing a recovery plan that will include temporarily shifting certain production to other facilities. The Company maintains insurance for damage to this facility. As of the day of filing the 20F, insurance indemnity has already been granted by the insurance company. The direct damage resulted from the fire accident is expected to be as much as RMB 42.0 million excluding the insurance compensation of RMB 89.0 million. The insurance compensation will be used to 1) repay the loan of RMB 37.0 million provided by China Development Bank who has right to receive the compensation for the damaged equipment used as pledge by the Company for the loan; 2) repair the damaged equipment with amount of RMB 17.2 million; and 3) strengthen the Company’s working capital. The company has no timetable for the recovery of the lost production capacity caused by the fire accident at this moment.

Due to CSUN failure to regain compliance with the NASDAQ Listing Rules related to the maintenance of minimum market value of publicly held shares of US$15,000,000 within a compliance period of 180 calendar days, it's securities were removed from listing and registration on the Nasdaq Stock Market on March 17, 2016.

* * * * * *

Additional information-financial statements schedule 1

china sunergy co., ltd.

Financial information for parent company

BALANCE SHEET

(In U.S. dollars, except for share data)

	December 31,
	2014	2015
	$	$
ASSETS
Current assets:
Cash	115,557	37,918
Amount due from subsidiaries	79,521,658	78,927,553
Advance to suppliers	-	90,667
Other receivables	68,235	68,236
Total current assets	79,705,450	79,124,374
Investments in subsidiaries	(179,395,255)	(262,094,552)
Property, Plant and Equipment, net	2,698	2,008
Total assets	(99,687,107)	(182,968,170)

Liabilities and equity:

Liabilities:

Other liabilities	302,809	17,629
Total current liabilities	302,809	17,629
Total liabilities	302,809	17,629

Equity (deficit):

Ordinary shares (par value $0.0001; 463,247,600 shares authorized, 267,287,253 shares issued and outstanding as of December 31, 2014 and 2015)	24,070	24,070
Additional paid-in capital	185,367,042	185,367,042
Treasury shares (at par value of $0.0001)	2,659	2,659
Accumulated deficit	(321,691,379)	(399,090,473)
Accumulated other comprehensive income	36,307,692	30,710,903
Total (deficit)	(99,989,916)	(182,985,799)
TOTAL LIABILITIES AND (DEFICIT)	(99,687,107)	(182,968,170)

china sunergy co., ltd.

Statement of operations

(In U.S. dollars)

	Year ended December 31,
	2013	2014	2015
	$	$	$

General and administrative expenses	(1,367,729)	(1,659,482)	(365,285)
Total operating expenses	(1,367,729)	(1,659,482)	(365,285)
Loss from operations	(1,367,729)	(1,659,482)	(365,285)
Interest expense	(67,583)	(8,743)	(4,694)
Interest income	1,568,461	1,272,607	(434)
Equity in losses of subsidiaries	(50,695,469)	(56,215,596)	(77,102,507)
Other income (expense), net	(46,761)	115,985	73,826
Net loss	(50,609,081)	(56,495,229)	(77,399,094)

china sunergy co., ltd.

Statement of COMPREHENSIVE INCOME (Loss)

(In U.S. dollars)

	Years ended December 31,
	2013	2014	2015
	$	$	$

Net loss	(50,609,081)	(56,495,229)	(77,399,094)
Other comprehensive income:
Foreign currency translation adjustments, net of tax impact of nil for 2013, 2014and 2015	547,193	237,111	(5,596,789)
Comprehensive loss	(50,061,888)	(56,258,118)	(82,995,883)

china sunergy co., ltd.

Statement of cash flows

(In U.S. dollars)

	Year ended December 31,
	2013	2014	2015
	$	$	$

Operating activities:
Net loss attributable to China Sunergy Co., Ltd.	(50,609,081)	(56,495,229)	(77,399,094)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in gains/losses of subsidiaries	50,695,469	56,215,596	77,102,507
Share-based compensation	-	-	-
Gain on repurchase of convertible senior notes	-	-	-
Amortization of convertible senior notes	15,934	-	-
Others	-	813	690

Changes in operating assets and liabilities:
Advance from suppliers	-	-	(90,667)
Other receivables	(61,798)	153,649	-
Other liabilities	(752,627)	260,010	(285,180)
Amounts due from subsidiaries	2,318,743	(420,962)	594,105
Net cash provided by (used in) operating activities	1,606,640	(286,123)	(77,639)

Investing activity:
Purchase of PPE	(3,511)	-	-
Net cash (used in) investing activity	(3,511)	-	-

Financing activities:
Payment of convertible senior notes repurchase	(1,500,000)	-	-
Net cash used in financial activities	(1,500,000)	-	-

Net increase (decrease) in cash and cash equivalents	103,129	(286,123)	(77,639)
Cash and cash equivalents at the beginning of the year	298,551	401,680	115,557
Cash and cash equivalents at the end of the year	401,680	115,557	37,918
Supplemental disclosure of non-cash investing activities:
Restricted cash collateral received in connection with Share Lending Agreement	-	-	-

Notes to Schedule 1

1)	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2)	The condensed financial information of China Sunergy Co., Ltd. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3)	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company.

4)	As of December 31, 2015, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

*           *           *           *           *           *

